Form 20-F/A
period 1998-12-31
GOLD RESERVE INC
filed 1999-06-11
CIK 1072725

FORM 20-F/A

     SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C. 20549

     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 1998

     GOLD RESERVE INC.
     ------------------------------------------------------
     (Exact name of registrant as specified in its charter)

     Yukon Territory, Canada
     ------------------------------------------------------
     (Jurisdiction of incorporation)

     1-14661
     ------------------------------------------------------
     (Commission File Number)

     926 West Sprague Avenue
     Suite 200
     Spokane, Washington 99201
     ------------------------------------------------------
     (Address of principal executive offices)

     Securities registered pursuant to Section 12(b) of the Act:  None

     Securities registered pursuant to section 12(g) of the Act:
     Class A Common shares, no par value per share
     (Title of each class)

     The Toronto Stock Exchange
     NASDAQ SmallCap System
     ------------------------------------------------------
     (Name of each exchange on which registered)

     Securities for which there is a reporting obligation pursuant to section 15(d) of the Act:  None

     The total number of the registrant's shares outstanding as of December 31, 1998:

     Class A common shares, no par value per share 20,842,451
     Class B common shares, no par value per share 2,349,316
     (See Note 1 to the Consolidated Financial Statements)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period as the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X]

     SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   GOLD RESERVE INC.

                                   By: s/ Rockne J. Timm
                                       ---------------------------------
                                       Rockne J. Timm, its Chairman of
                                         the Board, President and Chief
                                         Executive Officer
                                       June 10, 1999

                                   By: s/ Robert A. McGuinness
                                       ---------------------------------
                                       Robert A. McGuinness, Vice
                                         President of Finance and Chief
                                         Financial Officer, its Principal
                                         Financial and Accounting Officer
                                       June 10, 1999