Form 20-F
period 1999-12-31
GOLD RESERVE INC
filed 2000-04-20
CIK 1072725

FORM 20-F

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 1999

GOLD RESERVE INC.
(Exact name of registrant as specified in its charter)

Yukon Territory, Canada
(Jurisdiction of incorporation)

1-8372
(Commission File Number)

926 West Sprague Avenue
Suite 200
Spokane, Washington 99201
 (Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
Class A common shares, no par value per share
(Title of each class)

The Toronto Stock Exchange ("TSE")
U.S. Over the Counter Market ("OTC")
(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The total number of the registrant's shares outstanding as of December 31, 1999:

Class A common shares, no par value per share 21,987,672
Equity Units, no par value per share 1,584,966

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period as the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X]

Registrant elected to follow financial statement Item 17.


TABLE OF CONTENTS


FORWARD-LOOKING STATEMENTS
Glossary of Significant Terms
PART I
ITEM 1. Description of Business
        Overview
        Corporate Reorganization
        Risk Factors
ITEM 2. Description of Property
        The Brisas Property
        Venezuelan Mining, Environment and Other Matters
ITEM 3. Legal Proceedings
ITEM 4. Control of Registrant
ITEM 5. Nature of Trading Market
ITEM 6. Exchange Controls and Other Limitations Affecting Security Holders
ITEM 7. Taxation
        Canadian Federal Income Tax Considerations
        U.S. Federal Income Tax Consequences
ITEM 8. Selected Financial Data
ITEM 9. Management's Discussion and Analysis of Financial Condition and Results of Operations
        Formation of Canadian Parent
        Overview
        Liquidity and Capital Resources
        Results of Operations
ITEM 9a. Quantitative and Qualitative Disclosures about Market Risk
ITEM 10. Directors and Officers of the Company
ITEM 11. Compensation of Directors and Officers
         Executive Compensation
         Director Compensation
ITEM 12. Options to Purchase Securities From the Registrant or
          Subsidiaries
ITEM 13. Interest of Management in Certain Transactions
PART II
ITEM 14. Description of Securities to be Registered
PART III
ITEM 15. Defaults Upon Senior Securities
ITEM 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds
PART IV
ITEM 17. Financial Statements
         Management's Report
         Auditors' Report
ITEM 18. Financial Statements
         Not Applicable
ITEM 19. Financial Statements and Exhibits
         Index to Consolidated Financial Statements
         Exhibit Table and Index to Exhibits
         Signatures



FORWARD-LOOKING STATEMENTS

The information presented in or incorporated by reference in this report includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) relating to the future results of Gold Reserve Inc. (the "Company") (including projections and business trends), which involve risks and uncertainties. Except where the context indicates otherwise, "Company" means Gold Reserve Inc., its predecessor Gold Reserve Corporation and subsidiaries.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk that actual reserves may vary considerably from estimates presently made, the impact of metals prices and metal production volatility, the Company's concentration of operations and assets in Venezuela, regulatory, political and economic risks associated with Venezuelan operations, the Company's ability to obtain additional funding for future development of the Brisas property, dependence upon the abilities and continued participation of certain key employees of the Company, and the risks normally incident to the operation and development of mining properties.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

RESERVE ESTIMATES

The reserve and resource estimates set forth in this document have been prepared in accordance with applicable Canadian requirements. Such mineralization may not qualify as a commercially mineable ore body under standards promulgated by the U.S. Securities and Exchange Commission until the economic viability of the project is established and documented in a final feasibility study.

CURRENCY

All currency is in U.S. Dollars unless otherwise noted.

Glossary of Significant Terms

Certain terms used throughout this report are defined below.

alluvial...           1) Used to identify unconsolidated or clay-like materials
                      deposited over time by moving water. 2) Used to describe a strata of material that constitutes a concession, i.e.
                      relating to the Brisas alluvial concession.

andesite...           A volcanic rock of intermediate composition. It is
                      fine-grained and contains 55% to 60% silica.

assay... An analysis performed on a rock sample to determine its metal content.

ball mill...          A steel cylinder partially filled with steel balls into
                      which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

batholith...          A mass of igneous rock with a surface area greater than
                      100 square kilometers.

Bolivar...            The basic monetary unit of the Republic of Venezuela. As
                      of March 31, 2000, approximately 670 Bolivares equaled one U.S. Dollar.

breccia...            A clastic rock in which angular fragments are surrounded
                      by a fine-grained matrix or minerals cement.

Brisas...             Compania Aurifera Brisas del Cuyuni, C.A., a Venezuelan
                      corporation and the subsidiary of the Company that owns the Brisas property.

Brisas alluvial
concession...         The mining title granted to Brisas in 1988 by the
                      Ministry of Energy and Mines to explore and commercially develop and exploit gold contained in alluvial material on the Brisas property.

Brisas hardrock
concession...         The mining title granted to Brisas in 1998 by the MEM to
                      commercially develop and mine gold, copper and molybdenum contained in the veta or vein material on the Brisas property.

Brisas property...    The Brisas alluvial concession, the Brisas hardrock
                      concession, applications for other mineralization contained within the concessions (primarily nominal values of copper and silver) and mineralization (primarily gold, copper and molybdenum) on small land parcels contiguous to the existing alluvial and hardrock concessions.

commercially mineable
ore body...           A mineral deposit that contains ore reserves that may
                      be mined economically.

concentrate...        A finely ground product of the milling process, containing a high percentage of valuable metal, which is typically sent to a smelter for further processing.

concession...         A privilege, license or mining title granted by the
                      Ministry of Energy and Mines, to explore and, if warranted, produce minerals from a specified property.

Corporacion
Venezolana de
Guayana (CVG)...      A Venezuelan government-owned entity formed to foster
                      industrial development and to explore and develop mineral resources in the Guayana region of Venezuela, including the State of Bolivar.

cyanidation...        A method of extracting gold or silver from a crushed or
                      ground ore by dissolving it in a weak cyanide solution.

dilution...           Waste rock that is, by necessity, removed along with the
                      ore in the mining process, subsequently lowering the average grade of the ore processed.

dip... The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

environmental impact
statement (EIS)...    A report, compiled prior to a production decision, that
                      examines the effects of proposed mining activities on the natural surroundings.

feasibility study...  An analysis and compilation of technical and economic data with the objective of proving the economic and technical feasibility of the project. Prepared to support a production decision on a proposed mining and milling operation.

flotation...          A process for concentrating minerals based on the
                      selective adhesion of certain minerals to air bubbles in a mixture of water and ground up ore. When the right chemicals are added to a frothy water bath of ore that has been ground to the consistency of talcum powder, the minerals will float to the surface. The metal rich flotation concentrate is then skimmed off the surface.

gold equivalent...    Gross value of copper at a stated value per pound divided
                      by the gross price of gold at a stated value per ounce.

Gold Reserve de
Venezuela C.A.,
(GLDRV)...            A Venezuelan corporation and a foreign subsidiary of the
                      Company. GLDRV was organized in September 1992 to manage the exploration and development activities on the Brisas property.

grade... The relative quantity or the percentage of ore-mineral content in a mineralized body, i.e. grams of gold per tonne or percent of copper per tonne.

gravity separation... Recovery of gold from crushed rock or gravel using gold's high specific gravity to separate it from the lighter material.

hardrock...           Solid rock underlying an alluvial deposit. Also referred
                      to as bedrock.

hectare...            A metric measurement of area equivalent to 10,000 square
                      meters or 2.4711 acres.

igneous...            Rocks formed by the cooling and solidifying of magma.

Imataca Forest
Reserve...            A 3.6 million hectare area of tropical forest located in
                      the State of Bolivar in southeastern Venezuela that was set aside as a region for forest exploitation by the Venezuelan government in the 1960's. The Company's Brisas property is located in an area within the reserve, which was previously designated for mining activities.

indicated resource... The estimated quantity and grade of that part of a deposit for which the continuity of grade, together with the extent and shape, are so well established that a reliable grade and tonnage estimate can be made.

inferred resource...  The estimated quantity and grade of a deposit, or a part thereof, that is determined on the basis of limited sampling, but for which there is sufficient geological information and a reasonable understanding of the continuity and distribution of metal values to outline a deposit of potential economic merit.

intrusive....         Rock which while molten penetrated into or between other
                      rocks, but solidified before reaching the surface.

Kilometer 88
mining district
(KM 88)...            An area in the State of Bolivar in southeastern Venezuela
                      containing significant alluvial and hardrock deposits. The
                      Company's Brisas property is located in this district.

Las Cristinas...      Gold and copper property which is north of and contiguous
                      to the Brisas property is are held by MINCA, a Venezuelan company 30% owned by CVG and 70% owned by Placer Dome Inc.

measured resource...  The estimated quantity and grade of that part of a deposit for which size, configuration and grade have been very well-established by observation and sampling of outcrops, drill holes, trenches and mine workings.

metamorphism...       Rock of sedimentary or igneous origin that has been
                      altered by high temperature and/or pressure.

mill... A processing plant where ore is crushed and ground, usually to fine powder, and the metals are extracted by physical and/or chemical means. Output from a mill usually requires further processing in a smelter or refining to produce pure metal.

mineral resource...   A deposit or concentration of natural, solid, inorganic
                      or fossilized organic substance in such quantity and at such grade or quality that extraction of the material at a profit is currently or potentially possible.

mineral...            A naturally occurring homogeneous substance having fixed
                      physical properties and chemical composition and, if formed under favorable conditions, a defined crystal form.

mineralization...     The presence of economic minerals in a specific area or
                      geological formation.

Ministry of the
Environment and
Natural Resources
(MARN)... Venezuelan governmental entity which exercises supervisory jurisdiction over the environment.

Ministry of Energy
and Mines
(MEM)... Venezuelan governmental entity which exercises supervisory jurisdiction over the Brisas property and the Company's activities thereon.

molybdenum...         An element (Mo), usually in the form of molybdenite,
                      primarily used in alloys and lubricants.

open pit...           A mine that is entirely on surface. Also referred to as an open-cut or open-cast mine.

Precambrian...        All geologic time before 570 million years ago.

pre-feasibility
report...             A preliminary analysis and compilation of technical and
                      economic data conducted to determine if all or part of the resources of a deposit may be classified as reserves..
                      The Company's pre-feasibility report was originally completed in early 1998 and subsequently revised (most recently in early 2,000) to reflect the results of ongoing exploration and development data.

probable reserve...   The estimated quantity and grade of that part of an
                      indicated resource for which the economic viability has been demonstrated by adequate information on engineering, operating and legal factors, at a confidence level that will allow positive decisions on major expenditures.

Proterozoic...        That part of the Precambrian time represented by rocks in
                      which traces of life appear or the younger part of Precambrian time.

proven reserve...     The estimated quantity and grade of that part of a
                      measured resource for which the size, grade and distribution of values, together with technical and economic factors, are so well-established that there is the highest degree of confidence in the estimate. The term should be restricted to that part of a deposit being mined, or being developed and for which there is a mining plan.

reclamation...        The restoration of a site after mining or exploration
                      activity is completed.

recovery...           The percentage of valuable metal in the ore that is
                      recovered by metallurgical treatment.

reserve...            That part of a resource, which can be legally mined, and
                      at a profit under economic conditions that are specified and are generally accepted as reasonable.
                      Economic viability must be demonstrated by at least a preliminary feasibility report based on indicated and measured resources.

resource...           The calculated amount of material in a mineral deposit,
                      based on limited drill information.

stock... An igneous body smaller than a batholith with a subcircular section.

stratabound...        Used to describe mineral deposits that are restricted to a single stratagraphic unit.

strataform...         Mineral deposits whose geometry is similar to that of its
                      host rock.

strike...             The direction, or bearing from true north, of a vein or
                      rock formation measured along a horizontal line on the surface of the vein or rock.

strip ratio...        The tonnage of non-mineralized waste material removed to
                      allow the mining of one tonne of ore in an open pit. Also referred to as waste-to-ore ratio.

tailings...           The material removed from the milling circuit after
                      separation of the valuable metals.

troy ounce...         Unit of weight measurement used for all precious metals.
                      The familiar 16 ounce avoirdupois pound equals 14.583
                      troy ounces. One troy ounce is equivalent to 31.1034 grams.

vein... A sheet-like or tabular discordant mineralized body formed by complete or partial infilling of a fracture or fault within a rock.

veta... 1) Used to describe veins of mineralization and/or deeper, hardrock mineralization, 2) used to describe a strata of material that constitutes a concession, i.e. relating to the Brisas hardrock concession.


CONVERSION FACTORS:   1 Troy ounce  =    31.1034 Grams
                      1 Tonne       =    1.1023  Short tons
                      1 Tonne       =    2204.6  Pounds
                      1 Hectare     =    2.4711  Acres
                      1 Kilometer   =    0.6214  Miles
                      1 Meter       =    3.28084 Feet

SYMBOLS:              Au            =    Gold
                      Cu            =    Copper
                      gpt           =    Grams per tonne
                      kt            =    Thousand tonnes
                      Au Eq         =    Gold equivalent


PART I
ITEM 1. Description of Business
Overview

Gold Reserve Inc. (the "Company") is a mining company incorporated in 1998 under the laws of the Yukon Territory, Canada; and is the successor issuer to Gold Reserve Corporation, a Montana corporation formed in 1956. The Company's primary mining asset, the Brisas property, is a late development-stage gold and copper deposit located in the KM 88 mining district of the State of Bolivar in southeastern Venezuela. Approximately $66 million has been spent related to exploration and development activities on the Brisas property since its acquisition. The Company has no revenue producing mining operations at this time.

Proven and probable reserves on the Brisas property, last reported upon in October, 1999, total approximately 6 million ounces of gold and 706 million pounds of copper using US $300 per ounce gold and US $0.80 per pound copper. The total mineral resource on the property approximates 9.9 million ounces of gold and 1.13 billion pounds of copper.

Extensive independent analysis of the Brisas property reserve data has been completed, including audits by Behre Dolbear & Company Inc. ("Behre Dolbear") of Denver, Colorado, which confirmed the reliability of the Company's reserve estimate calculations and methodologies. The proven and probable reserves noted above are based on the results of previously audited data and collection procedures.

The overall focus of management in the upcoming eighteen months will be activities related to permitting, securing additional sites required for process facility, infrastructure, waste disposition and the completion of a final feasibility study. A period of 18 months is anticipated in the overall project schedule for permitting as well as completion of a final feasibility study, but there can be no assurance that these items will be completed as planned. In addition, completion of metallurgical testing, geotechnical and hydrological investigations, electrical power supply and concentrate sales agreements, and development and condemnation drilling, will occur prior to completion of a final feasibility study.

Cash and short and long-term investments held by the Company at March 31, 2000, approximate $19 million. The Company presently has no long-term debt. Management anticipates that current cash and investment balances will be sufficient to cover estimated operating and capital expenditures (excluding construction costs, if any) beyond 2001.

As of March 31, 2000, the Company employed 9 people in its Spokane, Washington, office and approximately 39 people in Venezuela, of which approximately 23 are located at the Brisas property. The day-to-day activities of the Company's Venezuelan operations are managed from its offices in Caracas and Puerto Ordaz.

References to the "Brisas property" throughout this report include the Brisas alluvial concession, the Brisas hardrock concession and applications for other mineralization within and contiguous to the existing concessions.

References to the "Company" throughout this report refer primarily to Gold Reserve, Inc., Gold Reserve Corporation, Compania Aurifera Brisas del Cuyuni, C.A. ("Brisas"), Gold Reserve de Venezuela, C.A. ("GLDRV") Great Basin Energies, Inc. ("Great Basin") and MegaGold Corporation ("MegaGold"). The consolidated group also consists of seven Aruban subsidiaries and five Venezuelan subsidiaries formed to hold the Company's current or future mining properties. The Company wholly owns all subsidiaries except for Great Basin and MegaGold of which it owns 58% and 63%, respectively.

Corporate Reorganization

In February 1999, the shareholders of Gold Reserve Corporation approved a plan of reorganization whereby Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer (the "Reorganization"). Gold Reserve Corporation previously made filings with the U.S. Securities and Exchange Commission.

In addition to expanding the group's profile among Canadian investors who generally are significant investors in resource companies, the Reorganization resulted in a deemed disposition, providing the majority of our Canadian shareholders a tax benefit in the form of a taxable loss on their 1999 tax return without the need to dispose of the shares held.

Generally, each shareholder of Gold Reserve Corporation received one Gold Reserve Inc. Class A common share for each common share owned of Gold Reserve Corporation. After the Reorganization, a shareholder of Gold Reserve Inc. continued to own an interest in the business that in aggregate was essentially the same as before the Reorganization.

As part of the Reorganization, U.S. holders of Gold Reserve Corporation could elect to receive equity units in lieu of Gold Reserve Inc. Class A common shares. An equity unit is comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share. Equity units were provided to U.S. holders who would have had a substantial taxable gain upon receipt of Gold Reserve Inc. Class A common shares so they might defer a significant portion of such gain. The equity units are substantially equivalent to a Class A common share and are immediately convertible into Gold Reserve Inc. Class A common shares upon compliance with certain procedures. Equity units are not listed for trading on any stock exchange, but, subject to compliance with applicable federal, provincial and state securities laws, may be transferred. Unless otherwise noted, general references to common shares of the Company include Class A common shares and Class B common shares as a combined group.

The consolidated financial statements that are presented in this report are those of Gold Reserve Inc. as of and for the year ended December 31, 1999 and Gold Reserve Corporation as of December 31, 1998 and for the years ended December 31, 1998 and 1997. The financial position of the consolidated group subsequent to the Reorganization was substantially the same as prior to the Reorganization. The primary difference was the exchange at the time of the transaction of approximately 2.3 million Gold Reserve Corporation common shares for an equal number of equity units in lieu of Gold Reserve Inc. Class A common shares.

Risk Factors

Potential investors should carefully evaluate all of the information contained and incorporated by reference in this report and, in particular, the following:

RESERVE AND MINERAL RESOURCE ESTIMATES

The reserve and resource estimates set forth in this document have been prepared in accordance with the disclosure requirements of applicable Canadian Securities Commissions. Such mineralization may not qualify as a commercially mineable ore body under standards promulgated by the U.S. Securities and Exchange Commission until the economic viability of the project is established and documented in a final feasibility study.

Reserve estimation is an interpretive process based on drilling results and experience as well as estimates of mineralization characteristics and mining dilution, metal prices, costs of mining and processing, capital expenditures and many other factors. Grades of mineralization processed at any time also may vary from reserve estimates due to geologic variations within areas mined. Production may vary from estimates because of changes in reserves, variations in mineralization mined from estimated grade and metallurgical characteristics, unexpected ground conditions, mining dilution, labor actions and government restrictions. Cash costs may differ due to variations in reserves and production estimates, unexpected mining conditions and changes in estimated costs of equipment, supplies, utilities and labor and exchange rates. Noncash estimates, based on total capital costs and reserve estimates, could change based on actual amounts of capital incurred. Actual quality and characteristics of deposits cannot be fully assessed until mineralization is actually mined and as a result, reserves change over time to reflect actual experience.

RISKS INHERENT IN THE MINING INDUSTRY

Development of the Brisas property is subject to all of the risks inherent in the mining industry, including environmental hazards, industrial accidents, labor disputes, unusual or unexpected geologic formations, cave-ins, flooding and periodic interruptions due to inclement weather. Such risks could result in damage to, or destruction of, mineral properties and production facilities, personal injury, environmental damage, delays, monetary losses and legal liability. Insurance covering environmental or other catastrophic liabilities is not currently maintained, and is not expected to be maintained in the future unless it is economically feasible. Insurance against environmental risks (including pollution or other hazards resulting from the disposal of waste products generated from exploration and production activities) is not generally available, on an economic basis, to companies in the mining industry at present. Were the Company subjected to environmental or other liabilities, the payment of such liabilities would reduce available funds and in the event the Company was unable to fund the cost of remedying an environmental problem, it might be required to suspend operations or enter interim compliance measures pending completion of remedial activities.

FOREIGN OPERATIONS

At December 31, 1999, approximately 69% of the Company's identifiable assets were located in Venezuela. In the past, political and economic conditions in Venezuela have, on occasion, resulted in political and social turmoil, but to date, such conditions have not adversely affected the Company's operations. Nonetheless, the Company's future operations and investments could be adversely affected by exchange controls, currency fluctuations, taxation, judicial decisions and laws or policies of Venezuela and the United States affecting trade, investment, taxation and other factors. Development time schedules and future reclamation and remediation cost estimates are based on existing and expected legal requirements, past experience, cost estimates by management and others, expectations regarding government action and time for government agencies to act, all of which change over time and require periodic re-evaluation. Whether and to what extent current or future economic, regulatory or political conditions may affect future development cannot be predicted.

ENVIRONMENTAL MATTERS

Venezuela maintains environmental laws and regulations for the mining industry which impose significant obligations on companies doing business in the country. The Company is currently obtaining the necessary permits to complete its current activities related to a feasibility study on the Brisas property. Management submitted a statement to the Ministry of the Environment and Natural Resources ("MARN") and Ministry of Energy and Mines ("MEM") addressing development and reclamation of the entire Brisas property and expects to submit further data and obtain additional permits for future development of the Brisas property.

The Brisas property is located within the Imataca Forest Reserve (the "Imataca"), which is comprised of 3.6 million hectares in the State of Bolivar. In 1986, an area (in which the Brisas property is located) in the southwestern part of the Imataca was authorized, by presidential decree, for mining exploration and exploitation activities. Subsequent legislation in 1997 identified additional uses and activities, including mining, within the Imataca. The 1997 legislation and previously issued regulations allowing mining activities within the Imataca were later challenged by several parties as unconstitutional. In response to this challenge, the Venezuelan Supreme Court (the "Court") issued an order prohibiting the MEM from granting new concessions pursuant to the 1997 legislation, but excluded challenges to previous legislation authorizing mining in certain regions of the Imataca. Management has been advised by its Venezuelan attorneys that it is unlikely that future rulings by the Court related to this issue will impact the Company's concessions, but there can be no assurance that an adverse ruling that affects the Company will not occur. This issue has not been acted upon by the Venezuelan Supreme Court and it is not known when it will be in the future.

GOLD AND COPPER

The price of gold and copper has a significant influence on the market price of the Company's shares and the Company's business activities. The price of gold is affected by numerous factors beyond the Company's control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. Recently the price of gold has been at a 20 year low. Copper prices also fluctuate and are generally affected by global and regional demand and existing inventories. As of March 31, 2000, the closing prices for gold and copper were:
Gold: $278.40 per ounce, Copper: $0.80 per pound. The following table sets forth the average of the daily closing price for gold and copper for the periods indicated as reported by the London Metal Exchange:

                       YEAR ENDED DECEMBER 31,
                       ---------------------------------------------------------
                       5 Yr. Avg.     1999     1998     1997     1996     1995
                       ----------     -----    -----    -----    -----    ------
Gold ($ per ounce)     337.00         279.00   294.00   340.00   388.00   384.00
Copper ($ per pound)     0.97           0.71     0.75     1.03     1.04     1.33


PROJECT DEVELOPMENT

Capital expenditures estimates for the Brisas property are based on currently available information as outlined in the pre-feasibility report and, as it is not unusual in new mining operations to experience unexpected problems during development, costs could increase depending upon a number of factors within and beyond the Company's control. The capital cost estimates contained in the pre-feasibility report are based on operating experience, expected production, estimates by and contract terms with third-party suppliers, expected legal requirements, feasibility reports by Company personnel and independent contractors and other factors. Factors involved in estimated time for completion of projects include management's experience in completing capital projects, estimates by and contract terms with contractors, engineers, suppliers and others involved in design and construction of projects, and estimated time for government entities to process applications, issue permits and take other actions. Changes in any of these factors may cause costs and time for completion to vary significantly from estimates.

DEPENDENCE ON FINANCING ACTIVITIES

The Company has no revenue from operations and has financed its activities primarily from the sale of its common shares. Management anticipates that the Company's present cash position of approximately $19 million will be sufficient to cover estimated operating and capital expenditures, primarily those associated with the completion of a final feasibility study for the Brisas property, beyond 2001. Significant additional financing will be needed if and when construction on the property commences. Management, however, currently has no plans to raise funds through the sale of equity or debt given the continued depressed metals market.

RECURRING LOSSES

The Company has no revenue from mining operations and has experienced losses from operations for each of the last five years. Management expects to continue to incur losses from operations for the next several years as the result of, among other factors, expenditures associated with the management of activities on the Brisas property as well as other exploration expenses not associated with the Brisas property. This trend is expected to reverse if and when the Brisas property is developed and gold and copper are produced in commercial quantities.

KEY PERSONNEL

The Company is dependent upon the abilities and continued participation of key management personnel and if it were to lose the services of such employees, it could have a material adverse effect on future operations.

ITEM 2. Description of Property

The Brisas Property

LOCATION

The Brisas property is located in the KM 88 mining district in the State of Bolivar, southeastern Venezuela approximately 373 kilometers (229 miles), by paved highway, southeast of Puerto Ordaz. The property, 3.5 kilometers (1.5 miles) west of the KM 88 marker on Highway 10, occupies a rectangular area of 2,500 meters (1.5 miles) north-south by 2,000 meters (1.25 miles) east-west or approximately 500 hectares (1,235 acres) and is accessible by an all-weather road.

OWNERSHIP

The Brisas property consists of the Brisas alluvial concession, the Brisas hardrock concession beneath the alluvial concession, applications for other mineralization (primarily nominal values of copper and silver) contained in these concessions and mineralization (primarily gold, copper and molybdenum) on small land parcels contiguous to the existing concessions. The Brisas alluvial concession was acquired in 1992 through the acquisition of Brisas. The alluvial concession was previously granted to Brisas in 1988. The Brisas hardrock concession was granted to the Company in March 1998.

The Brisas alluvial concession is an exploitation concession, with an original term of 20 years, with two renewal periods of 10 years each, at the discretion of MEM, and a 3% assessment on gold sales. The Brisas hardrock concession is an exploitation concession with a term of 20 years with two subsequent renewal periods of 10 years each, at the discretion of the MEM. The hardrock concession provides for a 4% assessment on gold sales and a 7% mine mouth assessment on copper production. Gold sold directly to the Central Bank of Venezuela is assessed a 1% tax.

REGIONAL INFRASTRUCTURE

The project site is located in the Guayana region, which makes up approximately one-third of Venezuela's national territory. The nearest major city is Puerto Ordaz, with approximately 600,000 inhabitants, situated on the bank of the Orinoco River near its confluence with the Caroni River. Puerto Ordaz has major port facilities, accessible to ocean-going vessels from the Atlantic Ocean, via the Orinoco, a distance of about 200 km. Puerto Ordaz is the center of major industrial developments in the area, including iron and steel mills, aluminum smelters, iron and bauxite mining and forestry. These industries are supported by major dams and hydroelectric generating plants on the Caroni River, which provide 12,900 MW of electricity. The Corporacion Venezolana de Guayana
("CVG") power authority, Electrificacion del Caroni C.A. ("EDELCA"), is constructing a 400 kV power line south from Puerto Ordaz into Brazil. The route runs through the community of Las Claritas, nearby the project, and is expected to supply sufficient power for both the Placer Dome Inc./CVG Las Cristinas property and the Brisas property.

Puerto Ordaz is a modern urban center with good road and air connections to the rest of Venezuela. There are regularly scheduled flights to Caracas and other major cities several times daily. There are also port facilities 428 km northwest of Puerto Ordaz on the Caribbean coast. Guanta, near Barcelona, would likely be the port of entry for most construction, mining and milling equipment. The port facilities at Puerto Ordaz are generally dedicated to serving the bulk handling requirements of the area's basic industries. However, Puerto Ordaz has potential for the development of facilities for the export of copper concentrates in bulk. The highway system within Venezuela is generally good, with paved roads in good condition providing access to within 3.5 km of the Brisas property. Four-lane highways run from Puerto Ordaz both northwest to Barcelona and Guanta, and for 55 km south to Upata where it becomes two lane on into Brazil.

GEOLOGY

The Brisas property is within the Proterozoic granite-greenstone terrain of the Guyana shield. The shield covers eastern Columbia, southeastern Venezuela, Guyana, Suriname, French Guiana and northeastern Brazil. The terrain is a thick section of andesite to dacite volcanics intruded by numerous granite stocks and batholiths. Several periods of deformation, metamorphism, and mineralization can be documented within this terrain. The rock units on the Brisas property are divided into weathered and unweathered. Weathered rock or saprolite is further defined by the degree of oxidation into oxide saprolite and sulfide saprolite. Both contain clays and quartz with the oxide saprolite having iron oxides such as hematite and goethite while in the sulfide saprolite the iron is present as pyrite. The unweathered rocks consist of andesite or dacite tuffs that are further subdivided based on the presence or absence of mineral crystals and lithic or lapilli fragments. Unweathered intrusive rocks include a tonolite stock and basalt dikes and sills. The tuffs strike northerly and dip 30 to 35 degrees to the west. No faulting can be recognized within the deposit. The mineralization is stratabound and strataform within a 200-meter thick series of tuffs marked by rapid horizontal and vertical facies changes. Three styles of mineralization are seen: (1) massive sulfide-quartz-tourmaline breccia with pyrite, chalcopyrite and gold in an outcrop referred to as the Blue Whale, (2) stratabound, disseminated pyrite-gold-copper mineralization and (3) quartz-calcite high angle veins marked by erratic but high gold values. The disseminated mineralization is characterized by a calcite-quartz-epidote-sulfide alteration and constitutes the bulk of the economic mineralization. There appears to be no relationship between the disseminated mineralization and the high angle veins. The mineralization to the north is generally pyrite-chalcopyrite-gold with the copper content decreasing to the south until in the southern portion of the deposit the copper is a minor constituent of the mineralization. Mineralization is open down dip to the west and to the north.

HISTORICAL EXPLORATION

Past surface and alluvial mining by local miners helped identify the property as a target for gold exploration. Exploration and development activities, commenced in 1992, have included surface mapping and geochemical sampling, drilling, assaying, petrology and mineral studies, and metallurgical sampling as well as approximately 165,000 meters of drilling comprised of 763 holes. The stratabound gold-copper mineralization is over 1,900 meters long and 500 to 900 meters wide. Mineralization continues for an unknown distance down-dip to the west and to the north as well as below the current deposit.

MINERAL RESOURCE

The Brisas property is estimated to contain a total mineral resource of 9.9 million ounces of gold and approximately 1.13 billion pounds of copper (based on 0.5 gram per tonne gold equivalent cut-off). The mineral resource is summarized in the following tables:


              Measured                   Indicated                  Inferred                   Total
Au Eq         -------------------------  -------------------------  -------------------------  -------------------------
Cutoff                 Au       Cu                Au       Cu                Au       Cu                Au       Cu
Grade         kt       (gpt)    (%)      kt       (gpt)    (%)      kt       (gpt)    (%)      kt       (gpt)    (%)
------        ----------------------------------------------------------------------------------------------------------
0.50          221,042  0.805    0.111    145,028  0.690    0.155    40,103   0.733    0.110    406,173  0.757    0.127
========================================================================================================================

In Millions
              Measured                   Indicated                   Inferred                  Total
Au Eq         -------------------------  --------------------------  ------------------------  -------------------------
Cutoff                 Au       Cu                Au       Cu                 Au       Cu               Au       Cu
Grade                  oz.      lb.               oz.      lb.                oz.      lb.              oz.      lb.
-----         ----------------------------------------------------------------------------------------------------------
0.50             -     5.721    541.0       -     3.217    495.7         -    0.945    97.3        -    9.883    1,134.0
=========================================================================================================================

PROVEN AND PROBABLE RESERVES

The pre-feasibility report was completed with the assistance of JE MinCorp, a Division of Jacobs Engineering Group Inc., and a number of other independent consultants. The pre-feasibility report was originally completed in early 1998 and subsequently revised (most recently in early 2000) to reflect the results of ongoing exploration and development data. Behre Dolbear audited the data collection procedures and the modeling and reserve methodology utilized by the Company for the pre-feasibility report. Behre Dolbear concluded in their reports that: technical data collection procedures met or exceeded accepted industry standards; assay laboratories provided reliable and acceptable results; and the database compiled by the Company is of a quality appropriate for utilization in a reserve study suitable for obtaining financing. Further, the estimating techniques used were an accurate representation for the reserves; drill hole spacing was sufficient to generate future estimates of proven and probable reserves; and the database was correct and reliable. The results of the audits also concluded that the reserve risk for the project is low and there is upside potential for additional reserves at the Brisas property because the mineralization can be extrapolated with quite high confidence beyond the current drilling in the down dip direction and to the north.

The Brisas property is presently estimated to contain approximately 235 million tonnes of ore with an average grade of 0.79 grams per tonne gold and 0.14% copper and a waste to ore ratio of 1.63:1. Gold recoveries vary between 55% and 87 % depending on mineralization type and grade. At a plant feed grade of 0.79 grams of gold per tonne, the total recovery of gold is anticipated to be 79%. Recovery of copper, at an average feed grade of 0.14%, is anticipated to be 82.5%. The reserve estimates have been prepared in accordance with reporting requirements of applicable Canadian Securities Commissions, are based on previously audited data and collection procedures and are calculated using both $300 per ounce of gold and $0.80 per pound of copper as well as $325 per ounce of gold and $0.90 per pound of copper (and $3.30/tonne revenue cutoff). Both calculations are presented in tabular form following:

Pit design using $300/oz Au and $0.80/lb. Cu
--------------------------------------------

            Reserve                                   Au              Cu             Waste            Total
            tonnes          Au Grade     Cu Grade     ounces          pounds         tonnes           tonnes          Strip
Class       (thousands)     (gpt)        (%)          (thousands)     (thousands)    (thousands)      (thousands)     Ratio
---------------------------------------------------------------------------------------------------------------------------
Proven      187,443         0.814        0.119        4,906           491,841
Probable     47,411         0.682        0.205        1,040           214,309
---------------------------------------------------------------------------------------------------------------------------
Total       234,854         0.787        0.136        5,946           706,150        383,912          618,766         1.63
===========================================================================================================================

Pit design using $325/oz Au and $0.90/lb. Cu
--------------------------------------------

            Reserve                                   Au              Cu             Waste            Total
            tonnes          Au Grade     Cu Grade     ounces          pounds         tonnes           tonnes          Strip
Class       (thousands)     (gpt)        (%)          (thousands)     (thousands)    (thousands)      (thousands)     Ratio
---------------------------------------------------------------------------------------------------------------------------
Proven      209,954         0.778        0.121        5,252           560,167
Probable     70,053         0.630        0.201        1,419           310,387
---------------------------------------------------------------------------------------------------------------------------
Total       280,007         0.741        0.141        6,671           870,554        411,282          691,289         1.47
===========================================================================================================================

BRISAS PROPERTY ECONOMICS

Based on present estimates, the plant for the large-scale open pit mining operation is expected to process an estimated 55,000 tonnes per day, yielding an estimated average annual production of 362,000 ounces of gold and 46 million pounds of copper, over a minimum mine life of 13 years.

The processing flowsheet contained in the pre-feasibility report and developed from metallurgical testwork completed by three independent laboratories includes conventional crushing with a primary gyratory crusher and grinding with SAG mill and ball mills followed by gravity separation to recover coarse gold, flotation and cyanidation of cleaner flotation tailings. Present estimates of capital requirements for initial construction of the mill and on-site copper production would be approximately $361 million, including working capital of approximately $19.5 million. Ongoing life of mine requirements are estimated at $39 million.

The pre-feasibility report contemplates the implementation of on-site copper processing using the Cominco Engineering Services Limited (CESL) technology. The CESL process utilizes an autoclave for pressure oxidation of the concentrates followed by a series of leaching sequences to recover the copper and gold. Implementation of the CESL process will eliminate significant transportation costs for the copper gold concentrates to an off-site smelter resulting in improved Brisas project economics.

Pre-tax operating cash costs (mining, processing, concentrate transportation, smelting and refining expenses), including on-site copper production, are estimated at $162 per ounce of gold net of copper revenues. Total pre-tax costs per ounce of gold produced, including life of mine capital and on-site copper production, are estimated at $254, excluding previously incurred sunk costs. Exploitation taxes and royalties add approximately $8 to the total cost per ounce.

Management expects to complete a final feasibility study in late 2000 or 2001. The ultimate design and future construction of the plant is subject to the results of the final feasibility study. Construction of the planned facility is expected to take approximately 18 to 24 months, with commissioning and achievement of commercial production expected shortly thereafter.

Most operating supplies are expected to be imported, probably from North America. Electrical power is expected to be available from a major new transmission line which is under construction starting from Puerto Ordaz into Brazil, passing within a few kilometers of the Brisas property. Abundant water is available in the area, and the Company expects project requirements to be met by water pumped from the pit de-watering system and by rainfall stored in the tailings water pond. On site accommodations will be provided for employees.

OUTLOOK

The overall focus of management in the upcoming 18 months will continue to be activities related to permitting, securing additional sites required for process facility, infrastructure, waste disposition and the completion of a final feasibility study. A period of 18 months is anticipated in the overall project schedule for permitting as well as completion of a final feasibility study, but there can be no assurance that these items will be completed as planned.

In addition, completion of metallurgical testing, geotechnical and hydrological investigations, electrical power supply and concentrate sales agreements, and development and condemnation drilling will occur prior to completion of a final feasibility study.

Venezuelan Mining, Environment and Other Matters

Venezuelan mining operations are subject to laws of title that differ substantially from those of Canada and the United States, as well as to various mining and environmental rules and regulations that are similar in purpose to those in Canada and the United States, but more bureaucratically complex. The complexity of the Venezuelan mining law is due to the numerous changes in and interpretations of mining statutes, and is further complicated by the necessity to acquire a number of concessions and/or contracts to secure all of the necessary rights to explore and mine a particular parcel of land. The following is a summary of the more significant Venezuelan mining and environmental laws and other laws and regulations that may affect the Company's operations on the Brisas property, but does not purport to be a comprehensive review of all laws or a complete analysis of all potential regulatory considerations related to the Brisas property.



1999 Mining Law

A new mining law was approved and subsequently published in the Official Gazette on September 28, 1999 (the "Mining Law") that establishes five basic ways to structure mining activities with the primary one being concessions for exploration and subsequent exploitation.

CONCESSIONS

Obtaining a Concession

The Mining Law sets out the basic requirements for a concession application to the MEM, including:

* Identification of the mineral(s) to be explored for and exploited.

* Evidence of technical, economic and financial capability, and

* Special advantages to be granted to the Republic in different areas (e.g. technology, infrastructure, social facilities, training obligations, etc.).

Before initiating exploitation, the concession holder must provide to the MARN an environmental bond to guarantee the rehabilitation of the environment at the completion of exploitation.

SCOPE OF CONCESSION

The concession holder will have the right to exploit the granted minerals regardless of whether they occur in the vein (veta) or alluvial and the concession will extend only to minerals specifically covered by the concession. A concession holder that finds a deposit of another mineral must inform the MEM and will have a privileged right to obtain a concession to exploit that mineral. However, the Republic may reserve for itself the right to exploit the new deposit.

TERM OF CONCESSION

Concession terms will be for twenty years (including both phases of exploration and exploitation) with two subsequent ten-year renewals, provided the concession holder has received such renewal within 3 years before the expiration of the term of the concession. Concession exploration periods will be for three years with a possible extension for one year. In order to develop a mine, the concession holder must obtain an exploitation certificate by application to the MEM. A feasibility study covering the technical, financial and environmental aspects of the project must accompany the application. The concession holder has seven years from the date of the exploitation certificate to commence development.

TAXES AND PAYMENTS RELATED TO A CONCESSION

Concession holders will be subject to the following taxes:

A nominal surface tax is to be paid quarterly commencing on the fourth anniversary of the grant of the concession.

Mining taxes will be assessed as follows:

- Gold, silver, platinum and associated metals, 3% of their commercial value.
- Diamonds and other precious stones, 4% of their commercial value.
- In other cases, including copper, 3% of their commercial value at the mine mouth. The MEM can reduce this tax from 3% to 1% (and subsequently increase it back to 3%) if economic conditions warrant.

Also, under the new law the government is entitled to exempt totally or partially concession holders from taxes on importation of tools and equipment not produced in the country and needed to develop mining activities.

1945 MINING LAW TRANSITION PROVISIONS

All concessions acquired by Brisas under the 1945 Mining Law will be governed by the 1999 Mining Law subject to the following provisions: a) The right to conduct exploitation activities will be limited to the minerals and deposits indicated in the corresponding mining titles. Accordingly, Brisas will have the right to exploit alluvial and vein gold, copper and molybdenum deposits located within the Concessions; b) Payment of mining taxes will be subject to the 1999 Mining Law from September 28, 2000 onwards. Until that date, the 1945 Mining Law will apply. Hence, surface tax is payable pursuant to the 1945 Mining Law until September 27, 2000. From September 28, 2000, surface tax is payable in accordance with Schedule B of Article 90 of the 1999 Mining Law, and are less than US$1 per hectare per concession. Exploitation tax will be payable upon extraction of the ore. It will be payable in cash or kind depending on the National Government's preference. Once exploitation commences, the production tax will be subtracted from the surface taxes due for the same period; c) The term of the Concessions is the one indicated in the corresponding mining titles, which commences from publication thereof in the Official Gazette; d) All other provisions of the 1999 Mining Law will apply to the Concessions after September 28, 2000.

CONVERSION OF CVG WORK CONTRACTS INTO MINING CONCESSIONS.

The Transitory Provisions included in Title XI of the 1999 Mining Law contemplate the conversion of CVG Work Contracts into mining concessions. Brisas has acquired mining rights under certain CVG Work Contracts and timely applied to MEM for conversion thereof into Mining concessions. Brisas expects a positive answer from MEM before year end.

ENVIRONMENTAL LAWS AND REGULATIONS

Venezuela's environmental laws and regulations are administered through the MARN. The MARN proscribes certain mining recovery methods deemed harmful to the environment and monitors concessionaires' activities to ensure compliance. Before the Company can begin construction and production at the Brisas property, it must obtain three different permits from the MARN: (1) Permit to Occupy the Territory ("Occupation Permit"), (2) Permit to Affect for Exploration ("Exploration Permit") and (3) Permit to Affect for Construction and Exploitation ("Exploitation Permit"). Although not consistently applied in the past, regulations state that the MEM will apply for and obtain the Occupation Permit on behalf of those persons or entities applying for concessions before granting the concession title. Applicants submit an environmental questionnaire to MEM, which they in turn submit to the MARN. The exploration permit for which Brisas applies for annually is an authorization to perform only those activities relating to exploration, such as drilling, building of camps, cutting lines and trenching. The production permitting process is initiated by filing the proposed terms of reference which, when approved, will serve as the basis for an Environmental Impact Statement (EIS). The format for the EIS is stipulated in a 1996 law (decree #1257) and conforms to an international standard.

The Company holds the Occupation Permit for the Brisas alluvial and hardrock concessions and plans to continue to apply for additional permits as further development dictates. Management believes that the alluvial and hardrock concessions should be exploited as one project. Because the law treats each concession separately, the Company has initiated discussions with the MEM and MARN to seek alternatives to the duplication of environmental studies and permitting. There can be no assurance, however, that the Company's efforts to reduce such duplication will be successful.

OTHER TAXES

The Venezuelan tax law provides for a maximum corporate income tax rate on mining companies of 34%. This rate applies to net income over approximately US$ 43,636 depending on exchange rates. Other Venezuelan taxes that apply or may eventually apply to the Company's subsidiaries include a 1% tax on the value of tangible and intangible business assets, a 15.5% value added tax (formerly luxury goods and wholesale tax), which applies to goods and services, municipal taxes, which vary from 0.1% to 10%, import duties on mining equipment, which range from 5% to 20% percent. Brisas currently pays value added tax on certain purchases within Venezuela and expects that taxes on revenue generated from the future sale of gold will result in a refund of these taxes. To date, the Company has paid or accrued approximately $1.3 million of value added tax. Venezuela offers certain exemptions from value added tax and import duties to mining companies. Management expects to apply for exoneration in the future. There can be no assurances, however, that exoneration will be granted.

POLITICAL AND ECONOMIC SITUATION

Venezuela elected a new President, Hugo Chavez Frias, in December 1998. President Chavez, in response to a high level of voter dissatisfaction with the country's established political parties, promised profound changes including a new constitution and a war against corruption. President Chavez has introduced a number of changes in recent months. A 131-member Constituent Assembly rewrote the 1961 constitution, and the new constitution passed overwhelmingly in a December 1999 public referendum. The new constitution increases the presidential term from five years to six and allows the president to run for re-election. The Senate has been eliminated and the opposition-dominated Congress has been suspended until new elections are held sometime in the first half of 2000. Despite the political uncertainty created by these changes, the Company has not seen a significant adverse impact on its operations in Venezuela.

The Bolivar/dollar exchange rate ended 1999 at Bs.649.25 to the Dollar, up Bs.10.50 from November and Bs.84.25 (14.9%) from December 1998. An exchange peg policy was maintained throughout the year, and will continue for the rest of this year, the Central Bank announced in early January. The system of exchange bands was introduced in July 1996 and modified in January 1998. The Bolivar is devalued at 1.28% per month. At the end of last year the Bolivar was overvalued by an estimated 45.1 %. Even so, the high levels of international reserves appears to give the Central Bank room to maneuver to maintain the system of bands. In the short term, an exchange crisis or maxi-devaluation seems unlikely. The exchange rate was approximately Bs.670 to the Dollar at March 31, 2000, up approximately Bs.20 from December 1999.

GOLD SALES

The Central Bank of Venezuela (BCV) allows gold mining companies to sell up to 85% of their production on the international market. The remaining 15% must be sold domestically at the current market price, which is paid in Venezuelan currency. Gold sold to the BCV is assessed a maximum mining tax of 1% of the value of gold.

LABOR

Venezuela, typical of most countries, has extensive labor laws and regulations including obligations to favor Venezuelan nationals for employment whenever possible. It is anticipated that, in the initial stages of the Brisas property project, approximately 95% of the workforce will be Venezuelan. In order to maintain or exceed this level, the Company will implement an extensive training program over the life of the project on the Brisas property. Management plans to draw on Venezuela's large industrial base to staff many of its positions, but the experience base for large-scale mining and milling operations in Venezuela is limited. The Brisas property project will draw on the Puerto Ordaz area to fill a significant portion of the required management, engineering and administration staff with the remaining positions to be filled from the local (Las Claritas) area.

ITEM 3. Legal Proceedings

Management is unaware of any legal proceedings, either threatened or pending, to which the Company is or is likely to be a party, or of which any of its properties or assets is or is likely to be the subject, that are material to the business and affairs of the Company.

ITEM 4. Control of Registrant

No company, government or individual beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to the Company's issued common shares as of the date of this report. Directors and officers as a group own 4,085,952 shares (including 2,418,118 shares subject to options exercisable within 60 days) or 15.7% of the total shares issued.

ITEM 5. Nature of Trading Market

The Class A common shares of Gold Reserve Inc. are traded on The Toronto Stock Exchange ("TSE") under the symbol "GLR.A" and on the U.S. Over-the-Counter Market ("OTC") under the symbol "GLDR." Neither the equity units nor the underlying securities are listed for trading on any exchange. Because the Reorganization was not completed until February 1999, the high and low quarterly prices set forth below are those of Gold Reserve Corporation prior to February 1999.


                    TSE                                        OTC
                    ----------------------------------         ----------------------------------
                    1999                1998                   1999                1998
                    --------------      --------------         --------------      --------------
                    High     Low        High     Low           High     Low        High     Low
                    -----    -----      -----    -----         -----    -----      -----    -----
                    Canadian Dollars                           U.S. Dollars
First Quarter       $2.32    $1.71      $5.35    $3.10         $1.56    $1.06      $3.75    $2.25
Second Quarter       2.00     1.52       5.40     2.50          1.38     1.03       3.75     1.75
Third Quarter        2.00     1.20       3.19     1.40          1.38     0.75       2.00     0.88
Fourth Quarter       2.15     1.02       3.00     1.38          1.47     0.72       1.88     0.88


On March 31, 2000, the closing price for a Class A common share of the Company was $1.00 per share (Canadian Dollars) on the TSE and $0.70 per share on the OTC.

The number of holders of common shares of record on March 31, 2000 was approximately 1,200. Based on recent mailings to shareholders, the Company believes its common shares are owned beneficially by approximately 10,000 shareholders. An estimated 76% of the Company's shareholders are Canadian who own approximately 62% of the Company's outstanding shares, with the remaining shareholders, primarily U.S. holders, owning the remaining outstanding shares.

On December 6, 1999, the Company announced a normal course issuer bid to purchase up to a maximum of 1,097,000 Class A common shares over a twelve month period beginning December 15, 1999. As of December 31, 1999, no shares had been purchased by the Company.

ITEM 6. Exchange Controls and Other Limitations Affecting Security Holders

There are no Canadian laws that restrict the export or import of capital, including foreign exchange controls, or that affect the payment of dividends to non-resident holders, except as described in Item 7 below.

Presently, the Company does not carry on any business in Canada. If, however, in the future the Company carries on a Canadian business, as defined in the Investment Canada Act, an acquisition of control of the Company by non-Canadians will be subject to the Investment Canada Act. The Investment Canada Act provides, among other things, that any non-Canadian, as defined in the Investment Canada Act, proposing to acquire control of a Canadian business through the acquisition of voting shares or the acquisition of all or substantially all the assets of the Canadian business must give notice in the prescribed form to Investment Canada, an agency of the Canadian government, and may be required to obtain approval from Investment Canada prior to implementation of such acquisition. The term "non-Canadian" is defined in the Investment Canada Act to include an individual who is neither a citizen nor a permanent resident of Canada, a foreign government or any corporation or other entity that is not Canadian-controlled.

The Investment Canada Act deems that the acquisition of a majority of the voting shares of a corporation by a non-Canadian constitutes acquisition of control of such corporation. The acquisition of one-third or more (but less than a majority) of the voting shares of a corporation by a non-Canadian is presumed to be an acquisition of control of the corporation unless it can be established that the acquirer does not in fact control the corporation through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control of the corporation. If an acquisition of control of a corporation is made in contravention of the Investment Canada Act, a court of competent jurisdiction may make any order it thinks fit, including requiring the acquirer to divest its shares of the corporation.

Except as described above, statutes in Canada and the Yukon Territory and the charter documents of the Company do not restrict the right of non-resident or foreign owners to hold or vote common shares of the Company.

The Company maintains a Shareholder Rights Plan, which is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Plan is designed to give the board of directors time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company's outstanding shares without complying with the "permitted bid" provisions of the Shareholder Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time. Management expects to submit to the shareholders for their approval at the next annual meeting a proposal to reconfirm and amend the term of the current Shareholder Rights Plan.

ITEM 7. Taxation

Canadian Federal Income Tax Considerations

The following is a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Canadian Act") generally applicable to holders of Class A and Class B common shares (together, the "common shares") who, for purposes of the Canadian Act and the Canada-United States Income Tax Convention (the "Treaty"), as applicable, and at all relevant times: (i) hold common shares as capital property; (ii) are not resident in Canada or deemed to be resident in Canada in any taxation year in which they own common shares; (iii) do not and will not have a fixed base or permanent establishment in Canada; (iv) do not use and are not deemed to use common shares in carrying on a business in Canada; and (v) do not hold the common shares as "designated insurance property" for the purposes of the Canadian Act (the "Holders"). This summary is not applicable to holders of common shares that are "financial institutions", as such term is defined for the purposes of the mark to market rules under the Canadian Act.

DISPOSITION OF COMMON SHARES

A Holder will not be subject to tax under the Canadian Act in respect of any capital gain realized by such Holder on a disposition or deemed disposition of common shares unless such shares constitute "taxable Canadian property" of the Holder for the purposes of the Canadian Act. Generally, the Class A common shares will not constitute taxable Canadian property of a Holder in any given taxation year in which such Holder owned the shares provided that the Class A common shares are listed on a prescribed stock exchange within the meaning of the regulations under the Canadian Act and provided further that such Holder has not at any time during the five year period immediately preceding the disposition owned (or had a right to acquire), alone or together with persons with whom such Holder does not deal at arm's length, 25% or more of the issued shares of any class or series of the capital stock of the Company. As of March 31, 2000, the Class A common shares are listed on The Toronto Stock Exchange, which is a prescribed stock exchange for purposes of the regulations under the Canadian Act. The Class B common shares and Class A common shares received on a conversion of Class B common shares, will be taxable Canadian property. Even if common shares owned by a Holder constitute taxable Canadian property of the Holder, the Treaty provides that Canadian income tax will not be applicable to a disposition of common shares by a Holder that is a resident of the United States for the purposes of the Treaty, provided that the value of the common shares is not derived principally from real property (as defined in the Treaty) situated in Canada. The Company believes the value of its common shares is not at present derived principally from real property for these purposes. Provided that the Class A common shares are listed on a prescribed stock exchange, there are no clearance certificate requirements imposed by the Canadian Act on a Holder in respect of a disposition of Class A common shares. A Holder will be subject to the clearance certificate requirements imposed by the Canadian Act on disposition of Class B common shares, other than on a conversion to Class A common shares.

DIVIDENDS

Dividends paid or credited on common shares owned by a Holder are subject to Canadian withholding tax that is levied at a basic rate of 25%, subject to reduction under any applicable tax treaty. For a Holder that is a resident of the United States for the purposes of the Treaty (and complies with any applicable substantiation requirements), the Canadian withholding tax rate is reduced under the provisions of the Treaty to 15% generally and is further reduced to 5% if the Holder is a company that owns at least 10% of the voting stock of the Company. Under the Treaty, dividends paid to certain religious, scientific, charitable and other tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian withholding tax. Provided that certain administrative procedures are observed by the Holder, the Company will not be required to withhold tax on dividend payments to such organizations.



U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences generally applicable to U.S. holders of the Company's common shares. This summary does not address tax treatment under applicable state, local, foreign or other tax laws and generally does not take account of rules that may apply to U.S. holders that are subject to special treatment, including, without limitation: (1) insurance companies, dealers in securities, certain retirement plans, financial institutions, tax exempt organizations or holders of securities held as part of a "straddle," "hedge" or "conversion transaction" with other investments and taxpayers whose functional currency is not the United States dollar or (2) shareholders owning directly, indirectly or by attribution, 10% or more of the Company's common shares.

For purposes of this discussion, a "U.S. Holder" is any shareholder that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. A "Non-U.S. Holder" is any shareholder other than a U.S. Holder. The discussion below assumes that the Company's common shares are held as a capital asset.

UNITED STATES FEDERAL INCOME TAXATION OF DIVIDENDS FOR U.S. HOLDERS.

For U.S. federal income tax purposes, the gross amount of dividends paid by the Company to U.S. Holders will be treated as foreign source dividend income to the extent paid out of current or accumulated earnings and profits. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporate shareholders on dividends from U.S. domestic corporations. To the extent that an amount received by a U.S. Holder exceeds the allocable share of current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in its shares and then, to the extent in excess of such U.S. Holder's tax basis, such excess will constitute gain from a deemed sale or exchange of such shares. For U.S. foreign tax credit purposes, dividends on the shares will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income." U.S. Holders may elect annually to either deduct Canadian withholding taxes against their income or to credit the withholding taxes against their U.S. tax liability, subject to U.S. foreign tax credit limitation rules.

CLASSIFICATION OF THE COMPANY AS A CONTROLLED FOREIGN CORPORATION

Under Section 951(a) of the Internal Revenue Code of 1986, as amended (the "Code"), each "United States shareholder" of a "controlled foreign corporation" ("CFC") must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. In addition, gain on the sale of stock in a CFC realized by a United States shareholder is treated as ordinary income to the extent of such shareholder's proportionate share of the CFC's undistributed earnings and profits accumulated during such shareholder's holding period for the stock. Section 951(b) of the Code defines a United States shareholder ("U.S. Shareholder") as any U.S. corporation, citizen, resident or other U.S. person who owns (directly or through certain deemed ownership rules) 10% or more of the total combined voting power of all classes of stock of a foreign corporation. In general, a foreign corporation is treated as a CFC only if such U.S. Shareholders collectively own more than 50% of the total combined voting power or total value of the corporation's stock. Under these rules the Company does not expect to be a CFC. If the Company is treated as a CFC, the Company's status as a CFC should have no adverse effect on any shareholder of the Company that is not a U.S. Shareholder.

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

Sections 1291 through 1298 of the Code contain special rules applicable with respect to foreign corporations that are "passive foreign investment companies" ("PFICs"). A company will be considered a PFIC if 75% or more of its gross income (including a pro rata share of the gross income of any company (United States or foreign) in which the Company is considered to own 25% or more of the shares by value) in a taxable year is passive income. Alternatively, a company will be considered to be a PFIC if at least 50% of the assets (averaged over the four quarter ends for the year) of the Company (including a pro rata share of the assets of any company of which the Company is considered to own 25% or more of the shares by value) in a taxable year are held for the production of, or produce, passive income.

For the year ended December 31, 1999, the Company was considered a PFIC because it met both the tests noted above. As a consequence, each shareholder who is a U.S. person, in the absence of an election by such shareholder to treat the Company as a "qualified electing fund" (a "QEF" election), as discussed below, will, upon certain distributions by the Company or upon disposition of the Company shares at a gain, be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated plus interest on the tax, as if the distribution or gain had been recognized ratably over the taxpayer's holding period for the Company's common shares while the Company was a PFIC. Additionally, U.S. Holders who acquired the Company's common shares from decedents who failed to make a QEF election will be denied the normally available step-up of the income tax basis for such shares to fair market value at the date of death and, instead, would have a tax basis equal to the decedent's basis, if lower.

U.S. shareholders who hold the Class A common shares during a period when the Company is a PFIC will be subject to the foregoing PFIC rules, even if the Company ceases to be a PFIC, unless they make a QEF election in the first year they held the shares and the Company was considered a PFIC.

If a U.S. shareholder makes a QEF election for the first taxable year (in this case 1999) that shares of the Company were held, distributions and gain will not be taxed as if recognized ratably over the taxpayer's holding period or subject to an interest charge in the case of a PFIC. Any future gain on the sales of the Company's shares will be characterized as capital gain and the denial of basis step-up at death described above will also not apply.

Instead, a shareholder who makes a QEF election will for each taxable year the company qualifies as a PFIC include in income a pro rata share of the ordinary earnings of the Company as ordinary income and a pro rata share of any net capital gain of the Company as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The Company, at the request of a shareholder electing to have the Company treated as a QEF, will comply with the applicable information reporting requirements.

A U.S. shareholder who makes a QEF election for the year in which the Company first becomes a PFIC (and complies with certain U.S. federal income tax reporting requirements) should not have any material adverse U.S. federal income tax consequences because the Company had no ordinary earnings or net capital gains during the year ended December 31, 1999. In addition, the Company believes that it will not have any ordinary earnings or net capital gains in future years in which it may be deemed a PFIC. However, no assurance can be given as to this expectation. U.S. shareholders are urged to consult their tax advisors concerning the application of the U.S. federal income tax rules governing PFICs in their particular circumstances.

For taxable years beginning after 1997, a U.S. Holder of certain publicly traded PFIC stock can elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the holder's fair market value of the PFIC stock and the adjusted basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

ITEM 8. Selected Financial Data

The selected financial data set forth below are derived from the Company's audited financial statements and should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere herein and Management's Discussion and Analysis of Financial
Condition and Results of Operations in Item 9. The following selected financial data have been prepared on the basis of accounting principles generally accepted in Canada. The amounts shown for the years prior to 1999 are those of Gold Reserve Corporation, the predecessor issuer.


                           1999           1998          1997          1996          1995
                           ---------      --------      --------      --------      --------
                           (in thousands of U.S. Dollars, except share and per share amounts)
Other income               $    965       $ 1,410       $ 1,806       $ 1,624       $ 1,537
Net loss                     (2,047)       (2,450)       (1,533)         (830)         (337)
Loss per common share (1)     (0.09)       (0.11)         (0.07)        (0.04)        (0.02)
Total assets (2)             64,800        66,919        73,282        73,769        52,176

Contract payable                  -             -             -             -           187
Shareholders' equity (3)     63,303        64,713        66,538        67,191        46,987
Common shares:
  Issued                 21,987,672    23,191,767    22,918,143    22,703,811    20,476,688
  Outstanding(4)         21,810,383    22,720,329    22,437,099    22,222,767    19,995,644
Equity Units:
  Issued                  1,584,966             -             -             -             -
  Outstanding(4)          1,290,817             -             -             -             -

____________________
1. Basic and diluted
2. Total assets prepared in accordance with U.S. generally accepted accounting principles at December 31, 1999, 1998, 1997, 1996 and 1995 were $64,460,
   $66,907, $73,293, $73,772 and $52,262, respectively.
3. Total shareholders' equity prepared in accordance with U.S. generally accepted accounting principles at December 31, 1999, 1998, 1997, 1996 and 1995 was $62,963, $64,702, $66,549, $67,193 and $47,073, respectively.
4. Great Basin and MegaGold, each consolidated subsidiaries of the Company, own shares of the Company, representing an indirect investment in itself. The Company's proportionate ownership interest in the shares held by these entities represents the difference between issued and outstanding shares.



The Company has not declared cash or share dividends on its common shares since 1984 and has no present plans to pay any cash or share dividends. The Company will declare cash or share dividends in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividends.

ITEM 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

Formation of Canadian Parent

In addition to expanding the group's profile among Canadian investors who generally are significant investors in resource companies, the Reorganization, which was completed in February 1999, resulted in a deemed disposition, providing the majority of our Canadian shareholders a tax benefit in the form of a taxable loss on their 1999 tax return without the need to dispose of the shares held. Unfortunately, the tax rules and regulations are different in the U.S. and, as a result, we were unable to create a similar benefit for our U.S. shareholders.

Because the Reorganization did not take place until February 1999, the financial statements that are presented in this report are those of Gold Reserve Inc. and subsidiaries as of and for the year ended December 31, 1999 and those of Gold Reserve Corporation and subsidiaries as of December 31, 1998 and for the years ended December 31, 1998 and 1997. The financial position of the consolidated group subsequent to the Reorganization was substantially the same as prior to the Reorganization. The primary difference was the exchange at the time of the transaction of approximately 2.3 million Gold Reserve Corporation common shares for an equal number of equity units in lieu of Gold Reserve Inc. Class A common shares.

Overview

Significant events must occur before commercial production on the Brisas property can begin. These include the completion of a final feasibility study, acquisition of additional infrastructure sites, the procurement of all necessary regulatory permits and approvals and the procurement of additional funding.

The Company has no revenue or cashflow from mining operations and has experienced losses from operations for each of the last five years, a trend management expects to continue for the next several years as the result of, among other factors, expenditures associated with the corporate management of activities on the Brisas property as well as other exploration expenses not associated with the Brisas property.

The consolidated results of operations for the years presented consist of expenses related to activities other than those directly associated with the Brisas property, which have been capitalized, partially offset by interest income from invested funds. The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada. A reconciliation of the differences between U.S. and Canadian generally accepted accounting principles is presented in Note 11 of the consolidated financial statements.

Venezuela has experienced high levels of inflation during the last several years. Such conditions have not adversely affected the Company's operations in Venezuela to date as substantially all of the Company's sources of funding for its Venezuelan operations are denominated in U.S. Dollars and the Company does not typically repatriate funds from Venezuela.

Liquidity and Capital Resources

INVESTING

Total 1999 expenditures on the Brisas property approximated $2.5 million. The Company has expended approximately $66 million on the Brisas property since its acquisition in 1992. These costs include property and mineral rights expenditures of $11.1 million, capitalized exploration and development costs and equipment expenditures of $32.4 million and prior litigation settlement costs of $22.5 million (which were expensed in 1994). Amounts recorded as property, plant and equipment (capitalized exploration and development costs) include all costs associated with the Brisas property, including personnel and related administrative expenditures incurred in Venezuela, drilling, pre-feasibility and related costs, capitalized interest expense and general support costs related to the Brisas property.

The overall budgeted corporate expenditures for 2000, excluding interest income estimated at approximately $1 million, is estimated at $3.2 million. Approximately $1.2 million will be spent directly on the Brisas property, primarily to complete a final feasibility study and related activities. The remaining budgeted expenditures relate to corporate management of the Brisas property, exploration activities other than on the Brisas property and general corporate activities.

The recovery plant, as presently proposed in the Brisas pre-feasibility report, is expected to consist of a conventional 55,000 tonne per day, gravity/flotation/cyanidation process facility along with CESL on-site copper production. This facility is expected to cost an estimated $361 million, including working capital needs. The ultimate design and cost of the plant and associated expenditures are subject to the results of a final feasibility study.

Various permitting required for the Brisas property (primarily the EIS) is ongoing. Final development of the Brisas property is dependent upon the future price of gold and copper, completion of a final feasibility study, obtaining adequate financing and the appropriate environmental and operating permits. Construction is expected to commence after the receipt of the necessary operating and environmental permits and as gold and copper prices warrant. Given the successful completion of the milestones necessary to begin construction of the mine facility, initial production is not expected to commence any earlier than 2002.

FINANCING

As of March 31,2000, the Company held approximately $19 million in cash and investments. Management anticipates that its current cash and investment position is adequate to cover estimated operational and capital expenditures associated with the activities on the Brisas property as well as for general corporate activities into the year 2001.

Future costs of placing the Brisas property or additional properties into production, if warranted, will require additional financing which is expected to be a combination of the sale of equity, bank borrowings and/or other means. Management does not plan to raise funds through the sale of equity or debt for the next 18 to 24 months. Whether and to what extent additional or alternative financing options are pursued by the Company depends on a number of important factors, including if and when mine development activities are commenced on the Brisas property, management's assessment of the financial markets, the price of gold and copper, the acquisition of additional properties and the overall capital requirements of the consolidated group.

Whether management would in the future pursue alternatives to commercial development of the Brisas property, including the sale of the Brisas property or a joint development or similar arrangement with another company to develop the Brisas property, cannot presently be determined. Management has not entered into discussions with any other mining company in this regard, nor has it shared any of its exploration data.

Results of Operations

1999 COMPARED TO 1998

The consolidated net loss for the year ended December 31, 1999 was $2,046,596 or $0.09 per share, a decrease of approximately $400,000 from the prior year. Other income for 1999 amounted to $965,445, which is a decrease of approximately $445,000 from the previous year. The decrease in other income is principally due to lower returns on lower levels of invested cash and losses on investments. Operating expenses for the year amounted to $3,012,041, which is a decrease from the prior year of approximately $848,000 and primarily attributable to Reorganization expenses in 1998.

1998 COMPARED TO 1997

The consolidated net loss for the year ended December 31, 1998 was $2,450,020 or $0.11 per share, an increase of approximately $917,000 from the prior year. Other income for 1998 amounted to $1,410,179, which is a decrease of approximately $396,000 from the previous year. The decrease in other income is principally due to lower returns on lower levels of invested cash. Operating expenses for the year amounted to $3,860,199, which is an increase over the prior year of approximately $521,000 and primarily attributable to costs of the Reorganization.

ITEM 9a. Quantitative and Qualitative Disclosures about Market Risk

The carrying amounts for cash and cash equivalents, accrued interest, advances and accounts payable on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. In order to limit its market risk, the Company diversifies its cash and investment holdings into U.S. treasury and agency obligations and major financial institutions and corporations. The fair values of investments in marketable securities are disclosed in Note 2 to the Consolidated Financial Statements.

ITEM 10. Directors and Officers of the Company

The Board of Directors of Gold Reserve Inc. presently consists of seven members. All directors presently serve until the next annual meeting of the Company's shareholders or until their successors are elected and have qualified. The Board of Directors appoints officers on an annual basis. The following sets forth certain information regarding the Company's Board of Directors and executive officers. The time periods referred to below reflect the period of time the individual has been a director or officer of the Company or Gold Reserve Corporation, the predecessor issuer.

Individual           Age    Principal Occupation                                  Director and/or Officer Since

Rockne J. Timm        54    Chairman, President and Chief Executive Officer       March 1984
President, Chief            of the Corporation. Director and President of both
Executive Officer,          MegaGold Corporation and Great Basin Energies,
Director                    Inc. Resides: Spokane, Washington.

A. Douglas Belanger   46    Executive Vice President of the Corporation.          August 1988
Executive Vice              Director and Executive Vice President of both Great
President, Director         Basin Energies, Inc. and MegaGold Corporation.
                            Resides: Spokane, Washington.

James P. Geyer        47    Senior Vice President of the Corporation. Director    June 1997
Senior Vice                 of Wheaton River Minerals since 1995. Resides:
President, Director         Spokane, Washington.

James H. Coleman      49    Senior partner and Chairman of the Executive          February 1994
Director                    Committee of Macleod Dixon of Calgary, Alberta,
                            counsel to the Company. Director of various
                            public companies including Pangea Goldfields, Inc.
                            Resides: Calgary, Alberta.

Patrick D. McChesney  50    President of LMO Test Systems, Inc. (an automated     August 1988
Director                    test equipment manufacturer). Director of MegaGold
                            Corporation. Resides: Spokane, Washington.

Chris D. Mikkelsen    48    Principal in McDirmid, Mikkelsen & Secrest, P.S. (a   June 1997
Director                    certified public accounting firm). Director of Great
                            Basin Energies, Inc. and MegaGold Corporation.
                            Resides:  Spokane, Washington.

Jean Charles Potvin   46    President and Chief Executive Officer of Pangea       November 1993
Director                    Goldfields, Inc., Director, Chairman and Chief
                            Executive Officer of Tiomin Resources Inc.
                            Resides: Toronto, Ontario

Mary E. Smith         47    Vice President-Administration and Secretary of the    January 1997
Vice President-             Corporation. Vice President-Administration and
Administration              Secretary for Great Basin Energies, Inc. and
and Secretary               MegaGold, Corporation. Resides: Colbert, Washington.

Robert A. McGuinness  44    Vice President of-Finance and Chief Financial         March 1993
Vice Pesident-              Officer of the Corporation. Vice President-Finance
Finance and Chief           and Chief Financial Officer of Great Basin Energies,
Financial Officer           Inc. and MegaGold Corporation. Resides: Spokane,
                            Washington.


ITEM 11. Compensation of Directors and Officers

Executive Compensation

The following table sets forth the compensation paid by the Company to the executive officers who served during the year ended December 31, 1999.

                                                                Long Term Compensation
                                                                -----------------------------------------------------
                                   Annual Compensation          Awards                                    Payouts
                                   --------------------------   ---------------------------------------   -----------   ------------
                                                                Securities Under    Restricted Shares                   All Other
Name and Principal                 Salary      Bonus    Other   Options/ SARs       Or Restricted         LTIP          Compensation
Position                  Year     ($)         ($)      ($)     Granted (#) (1)     Share Units ($)       Payouts ($)   ($)
------------------------------------------------------------------------------------------------------------------------------------
Rockne J. Timm            1999     195,000          -     -       696,700             -                     -           (2)(4)60,000
President and Chief       1998     195,000     60,000     -       656,700             -                     -           (2)   30,000
Executive Officer         1997     195,000     60,000     -       535,500             -                     -           (2)   30,000

A. Douglas Belanger       1999     175,000          -     -       573,955             -                     -           (2)   30,000
Executive Vice President  1998     175,000     50,000     -       543,955             -                     -           (2)   30,000
                          1997     175,000     50,000     -       473,955             -                     -           (2)   30,000

James P. Geyer(3)         1999     175,000          -     -       284,209             -                     -           (2)   30,000
Senior Vice President     1998     175,000     29,023     -       254,209             -                     -           (2)   22,500
                          1997     168,509     44,063     -       190,000             -                     -                      -

Richard J. Kehmeier       1999      85,000          -     -        50,000             -                     -           (7)   47,200
Vice President-           1998     120,000     25,609     -       135,278             -                     -           (2)   30,000
Exploration               1997     103,000          -     -        90,000             -                     -           (6)    2,586

Mary E. Smith             1999      65,000          -     -       106,367             -                     -           (2)   16,250
Vice President-           1998      65,000     14,805     -        86,367             -                     -           (2)   17,930
Administration            1997      57,000      9,875     -        52,000             -                     -                      -

Robert A. McGuinness      1999     120,000          -     -       306,622             -                     -           (2)   30,000
Vice President-           1998     120,000     30,000     -       276,622             -                     -           (2)   30,000
Finance and CFO           1997     120,000     25,000     -       208,205             -                     -           (2)   30,000


Officers as a group       1999     815,000          -     -     2,017,853             -                     -                213,450
                          1998     850,000    209,437     -     1,953,131             -                     -                160,430
                          1997     818,509    188,938     -     1,549,660             -                     -                 92,586

1) Consists of the number of common shares issuable to executive officers pursuant to options held at the end of each reported period.
2) Consists of the dollar value of common shares purchased under the KSOP Plan and allocated to the account of each executive officer during 1999, 1998 and 1997 respectively as follows: Mr. Timm, 22,948 shares, 7,204 shares, 5960 shares; Mr. Belanger, 22,948 shares, 7,204 shares, 5,960 shares; Mr. McGuinness, 22,948 shares, 7,204 shares, 5,960 shares; Mr. Geyer, 22,948 shares 5,403 shares; Ms. Smith, 12,430 shares, 7,791 shares; and Mr. Kehmeier, 7,204 shares. Mr. Geyer and Mr. Kehmeier were not eligible for contributions during 1997. Mr. Kehmeier resigned in September 1999 and therefore was not eligible for a contribution for the year ending
   December 31, 1999.
3) Mr. Geyer became an executive officer of the Company in January 1997.
4) Includes $30,000 reimbursement per prior agreement with executive officer for tax consequences of previous year's compensation.
5) The bonus granted to each executive officer was used to exercise previously granted options to purchase common shares during 1998 and 1997, respectively as follows: Mr. Timm, 53,800 shares, 10,000 shares; Mr. Belanger, 45,000 shares, 4,545 shares; Mr. McGuinness, 11,583 shares, 2,780 shares; Mr.
   Geyer 10,791 shares, 5,000 shares; Mr. Kehmeier, 9,722 shares; and Ms. Smith 5,633 shares, 1,000 shares.
6) Relocation expenses.
7) Mr. Kehmeier resigned as Vice President-Exploration in September 1999. Includes severance of $40,000 and forgiveness of an outstanding loan of $7,200.


Options granted to officers of the Company during the year ended December 31,
1999

The following table sets forth all options granted during the year ended December 31, 1999 and the year-end values for options granted to the executive officers of the Company.


                                       % of total                       Market value of
                                       options/SARs                     secuities underlying
                     # of securities   granted to        Exercise or    options/SARs on the
                     under options/    employees in      base price     date of grant          Expiration
Name                 SARs Granted      financial year    ($/Security)   ($/Security)           Date
-------------------  ---------------   ---------------   ------------   --------------------   ----------
Rockne J. Timm            40,000            6.88%          $1.500           $1.500             02/03/2004
A. Douglas Belanger       30,000            5.16%           1.500            1.500             02/03/2004
James P. Geyer            30,000            5.16%           1.500            1.500             02/03/2004
Richard J. Kehmeier       20,000            3.44%           1.500            1.500             02/03/2004
                          50,000            8.60%           0.906            0.906             09/15/2000
Mary E. Smith             20,000            3.44%           1.500            1.500             02/03/2004
Robert A. McGuinness      30,000            5.16%           1.500            1.500             02/03/2004


Aggregated option exercises during the year ended and option values as of December 31, 1999
The following table sets forth all options exercised during the financial year ended December 31, 1999 and the financial year-end values for options granted to the executive officers of the Company.



                                                                                  $ value of unexercised
                     # of securities                   # of unexercised options/  in-the-money options/
                     acquired on      Aggregate Value  SARs at FY-End             SARs at FY-end
Name                 exercise ($)     realized         Exercisable/Unexercisable  Exercisable/Unexercisable (1)
-------------------  ---------------  ---------------  -------------------------  -----------------------------
Rockne J. Timm              -                 -           552,387 / 144,313                   -
A. Douglas Belanger         -                 -           466,085 / 107,870                   -
James P. Geyer              -                 -           235,771 /  48,438                   -
Richard J. Kehmeier         -                 -            50,000 /       -                   -
Mary E. Smith               -                 -            74,470 /  31,897                   -
Robert A. McGuinness        -                 -           229,189 /  77,433                   -


1) At December 31, 1999, the closing share price was less than the exercise price of the options

Director Compensation
Consistent with the Board's intent to have both Directors and management hold shares of the Company, non-employee Directors, Messrs. Coleman, McChesney, Mikkelsen and Potvin, were each granted 10,000 Class A common shares. These shares are restricted as to sale and/or transfer as follows: 5,000 shares are saleable after June 22, 2000 and the remaining 5,000 common shares after December 22, 2000.

In addition, the following table sets forth option grants during the financial year ended December 31, 1999 to the non-employee Directors of the Company.


                                       % of total options                     Market value
                      # of securities  granted to all      Security exercise  of underlying
                      under option     employees during    or base price      securities on  Expiration
Name                  granted          year                ($/Security)       date of grant  date
--------------------  ---------------  ------------------  -----------------  -------------  ----------
James H. Coleman         15,000            2.58%               $1.280             $1.280      1/11/2004
Patrick D. McChesney     15,000            2.58%                1.280              1.280      1/11/2004
Chris D. Mikkelsen       15,000            2.58%                1.280              1.280      1/11/2004
Jean Charles Potvin      15,000            2.58%                1.280              1.280      1/11/2004


Macleod Dixon, a law firm in which Mr. Coleman was a senior partner during 1999, billed the Company an aggregate of approximately $31,000 for professional services and out-of-pocket expenses during the fiscal year ended December 31, 1999.

Directors of the Company received no additional compensation for serving on Board committees or for attendance at the Board or committee meetings.

Equity Incentive Plan

The Company presently has one active stock option plan, the 1997 Equity Incentive Plan (the "Plan"), and two predecessor plans that have been terminated as they relate to future option grants. The Plan provides for the issuance of up to 2,000,000 Class A common shares, through the grant of both "incentive stock options" and "non statutory options" to purchase Class A Shares, stock appreciation rights ("SARs") or up to 500,000 shares of restricted stock. In addition, options previously issued under predecessor plans that, as a result of forfeiture to the Company become subject to re-issuance, shall be reissued and administered pursuant to the Plan. As of March 31, 2000, options for the purchase of 615,525 Class A common shares remained available for grant under the Plan and options for the purchase of 3,263,240 Class A common shares, including options under the predecessor plans and the Plan, were outstanding. To date, 70,000 shares of restricted stock have been granted under the Plan. No SARs have been granted to date.

Key employees of the Company and its subsidiaries are eligible to receive grants under the Plan. An incentive option may be exercised during the lifetime of the optionee only by the optionee. At such optionee's death an option or any part thereof may only be transferable by such optionee's will or by the laws of descent and distribution. The Board or a committee of the Board is responsible for the administration of the Plan.

Options, SARs and restricted stock granted under the Plan are generally granted at prices equivalent to the closing sales price or the United States Dollar equivalent of the closing sales price of the Class A common shares on the day immediately preceding the grant date, as reported on the exchange on which the majority of the Company's shares were traded over the last 12 months. This includes the TSE and/or the OTC.

KSOP Plan

The Company also maintains the KSOP Plan for the benefit of eligible employees. The KSOP Plan consists of two components- a salary reduction component (401(k)) and stock ownership component (ESOP)- and is available to all eligible employees who have been employed for a period in excess of one year and who have worked at least 1,000 hours during the year in which any allocation is to be made. Prior to the Reorganization, the KSOP Plan generally invested in Gold Reserve Corporation shares. As a result of the Reorganization, the KSOP Plan now generally invests in Gold Reserve Inc. Class A common shares. The salary reduction component of the KSOP Plan has not been utilized to date.

The employee stock ownership component of the KSOP Plan qualifies under the Code. Total employer and employee annual contributions to an employee participating in both the 401(k) and ESOP components of the KSOP Plan are limited to the lesser of 25% of salary or $30,000. Generally, contributions to the 401(k) component of the KSOP Plan are limited in each year to (i) the total amount of salary reduction the employee elected to defer during the year (which is limited to 10% of such employee's compensation during the year, or such amount as is established by law), (ii) a matching contribution from the Company equal to 50% of any salary reduction the employee elected to defer during the year, (iii) special contributions by the Company equal to a percentage of the employee's compensation during the year and (iv) discretionary contributions by the Company determined in each year by the Company. Distributions from the KSOP Plan are not permitted before the participating employee reaches the age of 59, except in the case of death, disability or termination of employment by the Company or financial hardship.

Employment Contract and Termination Agreements

The Board is currently in the process of implementing employment contracts with executive officers. The contracts will provide for an immediate benefit upon termination by the Company without cause or for termination of employment for good reason, which could include events occurring following a change-in-control or sale of assets or upon the death or disability of the employee. The contracts also provide that the employee receive a lump sum amount ranging from three months to 36 months' salary upon termination for other than cause including termination for good reason, also if the employee dies or is disabled, compensation equal to at least three months' salary would be paid. The contracts will also provide that following termination other than for cause, including termination for good reason, other benefits, such as life and health insurance, would be continued for a period of at least 12 months or until replaced by benefits of a similar nature by a new employer.

ITEM 12. Options to Purchase Securities From the Registrant or Subsidiaries

The following table sets forth the number of common shares of Gold Reserve Inc. subject to options for the year ended December 31, 1999. As a group, officers and directors of the Company (9 persons) held 2,654,794 options to purchase Class A common shares of the Company. No warrants to purchase common shares were outstanding.


No. of common shares
subject to option          Price         Expiry date
--------------------       -----         -----------
      50,000               $0.906         09/15/00
      40,000                1.031         06/15/04
      10,000                1.060         10/23/03
      75,000                1.100         07/09/04
      80,352                1.125         09/04/02
      25,000                1.220         06/30/00
      75,000                1.280         01/11/04
      17,500                1.500         09/28/01
     211,500                1.500         02/03/04
     335,079                1.500         09/28/04
     343,194                2.590         03/17/03
       6,000                2.875         12/17/07
      15,000                3.000         03/18/03
     175,000                3.250         04/08/03
   1,854,615                3.750         03/18/03
   ---------
   3,313,240

Great Basin Energies, Inc and MegaGold Corporation, subsidiaries of the
Company, have a total 1,540,000 and 1,580,000 options to purchase common shares outstanding, respectively. As a group, officers and directors of the Company (9 persons) held 1,150,000 and 1,210,000 options to purchase common shares of Great Basin Energies, Inc. and MegaGold Corporation, respectively. These options were granted in 1998, are exercisable at $0.03 per share and expire in 2008. No warrants to purchase common shares were outstanding.

Repricing of Certain Options Granted to Directors and Officers of the Company

The Board in September 1999, as a part of its regular review of executive compensation, evaluated the effectiveness of the Plan. At the time of the review, the Company's year-long average share price approximated the cash value per share of the Company, largely ignoring the value of the Brisas property. In addition, the price of gold was at or near its 20 year low and nearly all outstanding stock options to purchase shares of the Company were "underwater" -with exercise prices in excess of the current market value per share.

The Board concluded that the outstanding options granted under the Plan were not achieving their intended objective. The Board also noted during its review that no salary increases were granted during the last two years to the executive officers and only a limited number of additional options were granted, substantially less than previous years.

Under a program approved by the Board, executive officers and directors were permitted to exchange 1/3 of their "underwater" options. These options, which were originally issued at an exercise price of $3.75, were exchanged for options priced at $1.00. The new option exercise price approximated the then most recent 30-day average share price and represents a 25% premium over the market share price as March 31, 2000. The vesting schedules remained unchanged. In addition, non-executive employees and consultants were allowed to exchange all of their "underwater" options for options priced at $1.50.

The objective of the Plan is to advance the interests of the Company and its subsidiaries and promote continuity of management by encouraging and providing key employees, directors and consultants with the opportunity to acquire an equity interest in the Company and to participate in the increase in shareholder value as reflected in the growth in the price of the Company's shares. Further, the Plan serves as a tool to attract and retain the services of key employees, directors and consultants upon whose judgment, interest, skills and special effort the successful conduct of its operations is largely dependent.

The Board determined that it was in the best interest of the Company to implement the revision to the existing stock options by re-calibrating the risk-reward mechanism inherent in the Company's incentive plans, thereby creating an incentive where, in the case of "underwater" options, little or none exists.

In September 1999, the TSE consented to the amendment of the exercise price of such options granted to insiders (directors and officers) of the Company, subject to the approval of disinterested shareholders at the Annual Meeting. The amendment of the options granted to non-insiders of the Company was approved without the requirement of obtaining shareholder approval. The following table sets forth the number of re-priced options held by directors and officers of the Company as well as the exercise prices of these options.


                                     Number of Shares      Original           Expiration
Name of Optionee                     Under Option          Exercise Price     Date
----------------                     ----------------      --------------     ----------
Rockne J. Timm,
Director, President & CEO               209,833               3.750              03/18/2003

A. Douglas Belanger,
Director, Executive Vice President      172,652               3.750              03/18/2003

James P. Geyer,
Director, Senior Vice President          84,736               3.750              03/18/2003

James H. Coleman, Director               67,222               3.750              03/18/2003

Patrick D. McChesney, Director           33,411               3.750              03/18/2003

Chris D. Mikkelsen, Director             30,759               3.750              03/18/2003

Jean Charles Potvin, Director            51,871               3.750              03/18/2003

Robert A. McGuinness,
Vice President-Finance and CFO           92,207               3.750              03/18/2003

Mary E. Smith, Vice President-
Administration and Secretary             28,789               3.750              03/18/2003


ITEM 13. Interest of Management in Certain Transactions

The directors, officers and principal shareholders of the Company and associates and affiliates of the foregoing have had no material interest, direct or indirect, in any transaction in which the Company has participated during the last year. The following table sets forth maximum indebtedness to the Company of each director and executive officer during the last three fiscal years and the amount outstanding at March 31, 2000:

                                  Involvement of issuer  Largest amount outstanding  Amount outstanding
Name and Principal Position       or subsidiary          during 1999 (1)             at March 31, 2000
--------------------------------  ---------------------  --------------------------  ------------------
Rockne J. Timm
President and CEO and Director       Lender                 $23,500                      $23,500

A. Douglas Belanger
Exec. VP and Director                Lender                  19,500                            0

James P. Geyer
Senior VP and Director               Lender                  18,200                       18,200

Richard J. Kehmeier
VP Exploration                       Lender                   7,200                            0

Robert A. McGuinness
VP Finance, CFO                      Lender              (2) 62,500                       62,500

Mary E. Smith
VP Administration and Secretary      Lender                   4,001                        1,179


1) The indebtedness represents amounts loaned to these individuals by the Company. The Company holds promissory notes for each amount loaned at an interest rate of 4.57%.
2) Includes an outstanding loan of $50,000, bearing interest at 5.2% and secured by a second mortgage on his residence.

PART II

ITEM 14. Description of Securities to be Registered

Not Applicable

PART III

ITEM 15. Defaults Upon Senior Securities

Not Applicable

ITEM 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds

Not Applicable

PART IV

ITEM 17. Financial Statements
As a result of the Reorganization, the financial statements that are presented in this report are those of Gold Reserve Inc. and its subsidiaries as of and for the year ended December 31, 1999 and those of Gold Reserve Corporation and its subsidiaries as of December 31, 1998 and for the years ended December 31, 1998 and 1997. The financial position of the consolidated group subsequent to the Reorganization was substantially the same as prior to the Reorganization.

Management's Report

To the Shareholders of Gold Reserve Inc.

The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee, which is composed of three directors, none of whom are members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the annual consolidated financial statements of the Company. The Audit Committee also meets with the independent auditors to discuss the results of their audit, their review of internal accounting controls and their audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, PricewaterhouseCoopers LLP. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements. The auditors have full and free access to the Audit Committee.

s/ Rockne J. Timm                             s/ Robert A. McGuinness
   President and CEO                             Vice President-Finance and CFO



Auditors' Report

To The Board of Directors and Shareholders of Gold Reserve Inc.

We have audited the accompanying consolidated balance sheets of Gold Reserve Inc., successor issuer to Gold Reserve Corporation, and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity and cash flows in each of the three years in the period ended December 31, 1999, which, as described in Note 1, have been prepared on the basis of accounting principles generally accepted in Canada. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gold Reserve Inc. and subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows in each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in Canada.

                                       /s/ PricewaterhouseCoopers LLP
Spokane, Washington
February 28, 2000


GOLD RESERVE INC. and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1999 and 1998
                                                1999             1998
                                            ------------     ------------
ASSETS
Cash and cash equivalents                   $  4,377,521     $  2,848,189
Marketable securities                          9,884,909       15,531,922
Deposits, advances and other                     346,834          461,684
Accrued interest                                 171,732          456,418
                                            ------------     ------------
Total current assets                          14,780,996       19,298,213

Property, plant and equipment, net            43,374,065       41,038,160
Marketable securities                          5,350,417        5,194,359
Other                                          1,295,014        1,388,302
                                            ------------     ------------
Total assets                                $ 64,800,492     $ 66,919,034
                                            ============     ============
LIABILITIES
Accounts payable and accrued expenses       $    320,214     $    785,754
Note payable-KSOP                                184,419          414,771
                                            ------------     ------------
Total current liabilities                        504,633        1,200,525

Minority interest in consolidated
 subsidiaries                                    992,587        1,005,237
                                            ------------     ------------
Total liabilities                              1,497,220        2,205,762

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
  Authorized: 1999...Unlimited
              1998...20,000,000 shares
  Issued:     None
Common shares and equity units:              102,067,298      101,661,054
  Class A common shares, without par value
    Authorized: 1999...Unlimited
                1998...480,000,000 shares
    Issued:     1999... 21,987,672
                1998... 23,191,767
    Outstanding:1999... 21,810,383
                1998... 22,720,329
  Equity Units
    Issued:     1999...  1,584,966
                1998...  None
    Outstanding:1999...  1,290,817
                1998...  None
Less, common shares and equity units
 held by affiliates                             (403,331)        (403,331)
Accumulated deficit                          (38,176,276)     (36,129,680)
KSOP debt guarantee                             (184,419)        (414,771)
                                            ------------     ------------
Total shareholders' equity                    63,303,272       64,713,272
                                            ------------     ------------
Total liabilities and shareholders' equity  $ 64,800,492     $ 66,919,034
                                            ============     ============
Approved by the Board of Directors:

     s/ Chris D. Mikkelsen                         s/ Patrick D. McChesney

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC. and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 1999, 1998 and 1997


                                                 1999             1998             1997
                                             ------------     ------------     ------------
Other Income:
Interest income                              $  1,171,932     $  1,410,179     $  1,806,309
Net loss on sale of investments                  (207,347)               -                -
Miscellaneous                                         860                -                -
                                             ------------     ------------     ------------
                                                  965,445        1,410,179        1,806,309

Expenses:
General and administrative                      1,744,993        1,472,277        1,639,403
Technical services                                620,354          660,487          567,263
Corporate communications                          261,668          382,280          475,945
Legal and accounting                              112,954          217,339          540,464
Reorganization                                    108,714          932,798                -
Foreign currency loss                             157,040          130,763           68,393
Interest                                           18,968           33,540           25,691
Minority interest in net income (loss)
  of consolidated subsidiaries                    (12,650)          30,715           21,951
                                             ------------     ------------     ------------
                                                3,012,041        3,860,199        3,339,110
                                             ------------     ------------     ------------
Net loss                                     $ (2,046,596)    $ (2,450,020)    $ (1,532,801)
                                             ============     ============     ============
Net loss per share-basic and diluted         $      (0.09)    $      (0.11)    $      (0.07)
                                             ============     ============     ============
Weighted average common shares outstanding     22,792,898       22,586,136       22,347,163
                                             ============     ============     ============

The accompanying notes are an integral part of the consolidated financial statements.


GOLD RESERVE INC. and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 1999, 1998 and 1997



                                    Common Shares and Equity Units Issued                              Common Shares
                                    ----------------------------------------------    Accumulated      and Equity Units
                                    Common Shares   Equity Units   Amount             Deficit          Held by Affiliates
                                    -------------   ------------   ---------------    --------------   ------------------
Balance, December 31, 1996           22,703,811                -   $  100,952,778     $ (32,146,859)   $ (1,428,565)
Net loss                                      -                -                -        (1,532,801)              -
Common shares issued for cash           214,332                -        1,316,716                 -               -
                                    -------------   ------------   ---------------    --------------   ------------------
Balance, December 31, 1997           22,918,143                -      102,269,494       (33,679,660)     (1,428,565)
Net loss                                      -                -                -        (2,450,020)              -
Change in shares held by affiliates           -                -       (1,034,323)                -       1,025,234
Common shares issued for cash           273,624                -          425,883                 -               -
                                    -------------   ------------   ---------------    --------------   ------------------
Balance, December 31, 1998           23,191,767                -      101,661,054       (36,129,680)       (403,331)
Net common shares exchanged
  for equity units                   (1,584,966)      1,584,966                 -                 -               -
Net loss                                      -               -                 -        (2,046,596)              -
Common shares issued for cash           380,871               -           406,244                 -               -
                                    -------------   ------------   ---------------    -------------    ------------------
Balance, December 31, 1999           21,987,672       1,584,966    $  102,067,298     $ (38,176,276)   $   (403,331)
                                    =============   ============   ===============    =============    ==================

The accompanying notes are an integral part of the consolidated financial statements.


GOLD RESERVE INC. and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 1999, 1998 and 1997

                                                            1999            1998            1997
                                                        ------------    ------------    ------------
Cash Flow from Operating Activities:
Net loss                                                $ (2,046,596)   $ (2,450,020)   $ (1,532,801)
Adjustments to reconcile net loss to net
  cash used by operating activities:
     Depreciation                                             42,667          38,365          47,042
     Amortization of premium (discount)
        on marketable securities                             (60,698)         94,522        (170,199)
     Foreign currency loss                                   157,040         130,763          68,393
   Minority interest in net income (loss) of
       consolidated subsidiaries                             (12,650)         30,715          21,951
     Net loss on disposition of marketable securities        207,347               -               -
    Changes in current assets and liabilities:
     Decrease in litigation settlement held in escrow              -       4,500,000               -
     (Increase) decrease in other current assets             399,536        (265,620)         19,556
     Decrease in litigation settlement payable                     -      (4,500,000)              -
     Increase (decrease) in other current liabilities       (465,540)        139,551        (292,689)
                                                        ------------    ------------    ------------
Net cash used by operating activities                     (1,778,894)     (2,281,724)     (1,838,747)
                                                        ------------    ------------    ------------
Cash Flow from Investing Activities:
Purchase of marketable securities                        (12,948,347)    (18,192,858)    (23,603,702)
Purchase of property, plant and equipment                 (2,535,612)     (2,761,119)     (9,464,299)
Proceeds from the sale and maturity of
   marketable securities                                  18,292,653      13,056,187      16,639,926
Other                                                         93,288          77,695        (854,793)
                                                        ------------    ------------    ------------
Net cash provided (used) by investing activities           2,901,982      (7,820,095)    (17,282,868)
                                                        ------------    ------------    ------------
Cash Flow from Financing Activities:
Proceeds from issuance of common shares                      406,244         425,883       1,316,716
                                                        ------------    ------------    ------------
Net cash provided by financing activities                    406,244         425,883       1,316,716
Change in Cash and Cash Equivalents:                    ------------    ------------    ------------

Net increase (decrease) in cash and cash equivalents       1,529,332      (9,675,936)    (17,804,899)
Cash and cash equivalents - beginning of year              2,848,189      12,524,125      30,329,024
                                                        ------------    ------------    ------------
Cash and cash equivalents - end of year                 $  4,377,521    $  2,848,189    $ 12,524,125
                                                        ============    ============    ============
Supplemental Cash Flow Information

Cash paid during the year for:
Interest                                                $     18,968    $     33,540    $     25,691


The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.     The Company and Significant Accounting Policies:

The Company. Gold Reserve Inc. (the "Company") is a mining company incorporated in 1998 under the laws of the Yukon Territory, Canada, and is the successor issuer to Gold Reserve Corporation. The Company's primary mining asset, the Brisas property, is a late development-stage gold and copper deposit located in the KM 88 mining district of the State of Bolivar in southeastern Venezuela. The Company has no revenue producing mining operations at this time.

In February 1999, the shareholders of Gold Reserve Corporation approved a plan of reorganization whereby Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer (the "Reorganization"). The primary purpose of the formation of a Canadian parent was to expand the group's profile among Canadian investors who generally are significant investors in resource companies. Gold Reserve Corporation previously made filings with the U.S. Securities and Exchange Commission. Generally, each shareholder of Gold Reserve Corporation received one Gold Reserve Inc. Class A common share for each common share owned of Gold Reserve Corporation. After the Reorganization, a shareholder of Gold Reserve Inc. continued to own an interest in the business, through subsidiary companies, that in aggregate is essentially the same as before the Reorganization.

U.S. holders of Gold Reserve Corporation could elect to receive equity units in lieu of Gold Reserve Inc. Class A common shares. An equity unit is comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share. Equity units were provided to U.S. holders who would have had a substantial taxable gain upon receipt of Gold Reserve Inc. Class A common shares so they might defer a significant portion of such gain. The equity units are substantially equivalent to a Class A common share and are immediately convertible into Gold Reserve Inc. Class A common shares upon compliance with certain procedures. Equity units are not listed for trading on any stock exchange, but, subject to compliance with applicable federal, provincial and state securities laws, may be transferred. Unless otherwise noted, general references to common shares of the Company include Class A common shares and Class B common shares as a combined group.

The consolidated financial statements that are presented in this report are those of Gold Reserve Inc. as of and for the year ended December 31, 1999 and Gold Reserve Corporation as of December 31, 1998 and for the years ended December 31, 1998 and 1997. The financial position of the consolidated group subsequent to the Reorganization was substantially the same as prior to the Reorganization except for the exchange at the time of the transaction of approximately 2.3 million Gold Reserve Corporation common shares for an equal number of equity units in lieu of Gold Reserve Inc. Class A common shares.

As a result of the Reorganization, whereby Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the share option plan was amended and adopted by Gold Reserve Inc. (the successor issuer). The KSOP Plan remains with and continues to be administered by Gold Reserve Corporation although future shares issued pursuant to the KSOP Plan will be Gold Reserve Inc. Class A common shares.

As of March 31, 2000, there were a total of 22,027,672 Class A common shares issued and 1,544,966 Class B common shares issued.

Presentation of financial statements and consolidation. The consolidated financial statements contained herein have been prepared in accordance with Canadian generally accepted accounting principles, which as described in Note 11, differ in certain respects from U.S. generally accepted accounting principles.

These consolidated financial statements include the accounts of the Company, Gold Reserve Corporation, two domestic majority-owned subsidiaries, Great Basin Energies, Inc. ("Great Basin") and MegaGold Corporation ("MegaGold"), seven Venezuelan subsidiaries, and seven Aruban subsidiaries which were formed to hold the Company's interest in its foreign subsidiaries or for future transactions. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's policy is to consolidate those subsidiaries where majority control exists and control is other than temporary.

Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. At December 31, 1999, the Company had certificates of deposits totaling $424,129 partially pledged as security for a bank loan related to the Gold Reserve KSOP Plan, approximately $209,000 in U.S. banks in excess of federally insured limits and approximately $111,000 in Venezuelan and offshore banks.

Marketable Securities. Marketable securities are carried at cost. If the market value of an investment is lower than the cost and the decline is judged to be other than temporary, the investment is written down to recognize the loss. Realized gains and losses on the sale of investments are recorded based upon specific identification.

Financial Instruments. The carrying amounts for cash, advances and accounts payable on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. In order to limit its exposure, the Company diversifies its cash and investment holdings into U.S. treasury and agency obligations and major financial institutions and corporations. The fair values of investments in marketable securities are disclosed in Note 2.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized pending the determination of a property's economic viability. Development costs of proven mining properties not yet producing are capitalized and classified as property, plant and equipment. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Deferred exploration and development costs of unsuccessful projects are expensed.

Property, Plant and Equipment. Property, plant and equipment are recorded at the lower of cost or estimated net realizable value. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset. During the exploration and development phase, depreciation of mining assets is capitalized. Interest costs incurred during the construction and development of qualifying assets are capitalized.

Foreign Currency. The Company utilizes the U.S. Dollar as its functional currency. Foreign currency amounts are translated into U.S. Dollars using the temporal method. Accordingly, non-monetary assets and liabilities are translated at historical rates, monetary assets and liabilities are translated at current rates and revenue and expense items are translated at average exchange rates for the month in which they occur. Translation gains and losses are included in other income and expense.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Substantially all of the Company's investment in property, plant and equipment represents amounts invested in the Brisas property. Management's capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs is subject to the risks and uncertainties of developing an economic reserve on the Brisas property which is based on engineering and geological estimates, future gold and copper prices, estimated plant construction and operating costs and the procurement of all necessary regulatory permits and approvals. These estimates could change in the future and this could affect the carrying value and the ultimate recoverability of the amounts recorded as property, mineral rights and capitalized exploration and development costs.

Net Loss Per Share. Net loss per share (basic and diluted) is computed by dividing net loss by the weighted average number of common shares outstanding during each year, which has been reduced by the Company's proportionate ownership of common shares owned by Great Basin and MegaGold. As of December 31, 1999, 1998 and 1997, there were 3,313,240, 3,422,784 and 2,908,075 shares, respectively, available for issuance pursuant to the exercise of previously granted share options. These options were not included in the computation of diluted loss per share as a loss was incurred in each of these years and their inclusion would be anti-dilutive.

Reclassifications. Certain reclassifications of the 1998 and 1997 consolidated financial statement balances have been made to conform with the 1999 presentation. These reclassifications had no effect on the net loss or accumulated deficit as previously reported.

GOLD RESERVE INC. and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Marketable Securities:

Investments in marketable securities are recorded at amortized cost and yield between 5% and 8%. The bonds outstanding at December 31, 1999 mature as follows: $9,884,909 in 2000, $49,968 in 2001, $1,998,363 in 2004, $1,000,000 in
2005 and $495,000 in 2007.

                                          Amortized Cost/    Quoted
                                          Carrying Value     Market Value
                                          ---------------    ------------
December 31, 1999:
Temporary:
U.S. treasuries and agency obligations     $  9,884,909      $  9,875,586
                                           ============      ============
Long-term:
U.S. treasuries and agency obligations     $  3,543,331      $  3,373,627
Equity securities (1)                         1,807,086         1,466,843
                                           ------------      ------------
Total                                      $  5,350,417      $  4,840,470
                                           ============      ============
December 31, 1998:
Temporary:
U.S. treasuries and agency obligations     $ 15,531,922      $ 15,550,612
                                           ============      ============
Long-term:
U.S. treasuries and agency obligations     $  3,548,092      $  3,564,873
Equity securities (1)                         1,646,267         1,634,642
                                           ------------      ------------
Total                                      $  5,194,359      $  5,199,515
                                           ============      ============
(1) Includes shares of the Company owned by its subsidiaries. See Note 6 to the consolidated financial statements.

GOLD RESERVE INC. and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.     Property, Plant and Equipment:

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation of mining assets is capitalized. Depreciation expense for the years ended December 31, 1999, 1998 and 1997 was $42,667, $38,365 and $47,042, respectively. Property, plant and equipment as of December 31, 1999 and 1998 consisted of the following:



                                                   Accumulated
1999                                  Cost         Depreciation        Net
-------------------------------------------------------------------------------
United States
Furniture and office equipment    $    329,419    $   (211,241)    $    118,178
Leasehold improvements                  46,807         (17,477)          29,330
                                  ------------    ------------     ------------
                                       376,226        (228,718)         147,508
                                  ------------    ------------     ------------
Foreign
Property and mineral rights       $ 11,102,335               -     $ 11,102,335
Capitalized exploration and
   development costs                31,862,424               -       31,862,424
Buildings                              266,141    $   (132,033)         134,108
Furniture and office equipment         397,901        (343,866)          54,035
Transportation equipment               285,207        (224,687)          60,520
Machinery and equipment                310,166        (297,031)          13,135
                                  ------------    ------------     ------------
                                    44,224,174        (997,617)      43,226,557
                                  ------------    ------------     ------------
Total                             $ 44,600,400    $ (1,226,335)    $ 43,374,065
                                  ============    ============     ============


                                                   Accumulated
1998                                  Cost         Depreciation        Net
-------------------------------------------------------------------------------
United States
Furniture and office equipment    $    297,095    $   (178,547)    $    118,548
Leasehold improvements                  11,174         (11,174)               -
                                  ------------    ------------     ------------
                                  $    308,269    $   (189,721)    $    118,548
                                  ------------    ------------     ------------
Foreign
Property and mineral rights       $ 11,102,335               -     $ 11,102,335
Capitalized exploration and
development costs                   29,409,699               -       29,409,699
Buildings                              262,208    $    (95,028)         167,180
Furniture and office equipment         396,804        (303,850)          92,954
Transportation equipment               288,231        (183,474)         104,757
Machinery and equipment                310,166        (267,479)          42,687
                                  ------------    ------------     ------------
                                    41,769,443        (849,831)      40,919,612
                                  ------------    ------------     ------------
Total                             $ 42,077,712    $ (1,039,552)    $ 41,038,160
                                  ============    ============     ============

The Company reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

GOLD RESERVE INC. and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.     KSOP Plan:

The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. To date, no participant has utilized the salary reduction component. Common shares purchased by the KSOP Plan are financed by a bank loan at 7.45% interest, which is due in 2000. The loan is guaranteed by the Company and accordingly is recorded as a reduction to shareholders' equity. Allocation of common shares to participants' accounts is based on contributions by the Company, up to a maximum of 25% of the participants' annual compensation or $30,000, whichever is less, divided by the original purchase price of the common shares. The Company allocated contributions to eligible participants for the Plan years 1999, 1998 and 1997 of $239,710, $313,025 and $223,206, respectively. As of December 31, 1999,
141,067 common shares remain unallocated to plan participants.

5.     Share Option Plan:

The Company's Equity Incentive Plan (the "Plan) allows for the granting of up to 2,000,000 common share purchase options, in addition to any options issued pursuant to previous plans, to officers, directors and key individuals for terms of up to ten years. The Company measures compensation cost for share-based employee compensation plans using the intrinsic value method of accounting. The vesting period of options ranges from immediately to up to three years. Share option transactions for the last three years are as follows:


                          1999                   1998                   1997
                          --------------------   --------------------   --------------------
                                      Weighted               Weighted               Weighted
                                      Average                Average                Average
                                      Exercise               Exercise               Exercise
                          Shares      Price      Shares      Price      Shares      Price
                          ---------   --------   ---------   --------   ---------   --------
Options outstanding,
    beginning of year     3,422,784    $ 3.46    2,908,075    $ 6.60    1,962,092    $ 6.62
Options exercised           (12,500)     1.19     (223,624)     1.90     (124,649)     5.72
Options canceled           (653,544)     3.32     (116,667)     3.17     (209,368)     7.92
Options granted             556,500      1.31      855,000      2.67    1,280,000      6.67
                          ---------    ------    ---------    ------    ---------    ------
Options outstanding,
    end of year           3,313,240    $ 2.93    3,422,784    $ 3.46    2,908,075    $ 6.60
                          ---------    ------    ---------    ------    ---------    ------
Options exercisable
    at end of year        2,673,612              2,065,868              2,185,392
                          =========              =========              =========

                          Price                  Price                  Price
                          Range                  Range                  Range
                          ---------------        ---------------        ----------------
Option exercise price
 at end of year           $ 0.91 - $ 3.75        $ 1.06 - $10.00        $ 1.09 - $ 14.69
Option exercise price
 for exercisable shares   $ 0.91 - $ 3.75        $ 1.06 - $10.00        $ 1.09 - $ 14.69


As of December 31, 1999, the weighted average remaining contractual life of total options outstanding was 3.42 years. The weighted average exercise price of total options outstanding and those options which were exercisable at December 31, 1999 was $2.93 and $2.96, respectively

In September 1999, the Board approved, subject to shareholder and regulatory approval, a resolution amending the exercise price of certain incentive stock options previously granted under the Plan. Under the program, executive officers and directors were permitted to exchange 1/3 of their "underwater" options. These options, which were originally issued at an exercise price of $3.75, were exchanged for options priced at $1.00. The new option exercise price approximated the then most recent 30-day average share price and represents a 25% premium over the market share price as of the date of this report. The vesting schedules remained unchanged. In addition, non-executive employees and consultants were allowed to exchange all of their "underwater" options for options priced at $1.50.

GOLD RESERVE INC. and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.     Related Party Transactions:

MegaGold. The President, Executive Vice President, Vice President-Finance and Vice President- Administration of the Company are also officers, directors and/or shareholders of MegaGold. At December 31, 1999 and 1998, the Company owned 23,304,174 common shares of MegaGold which represented 63% of the outstanding shares. MegaGold owned 276,642 common shares of the Company at December 31, 1999 and 1998. In addition, MegaGold owned 280,000 common shares of Great Basin at December 31, 1999 and 1998. The Company performs various administrative functions and sublets a portion of its office space to MegaGold for $1,200 per year.

Great Basin. The President, Executive Vice President, Vice President-Finance and Vice President- Administration of the Company are also officers, directors and/or shareholders of Great Basin. At December 31, 1999 and 1998, the Company owned 24,210,636 common shares of Great Basin which represented 58% of the outstanding shares. Great Basin owned 516,720 common shares of the Company at December 31, 1999 and 1998. Great Basin also owned 170,800 common shares of MegaGold at December 31, 1999 and 1998. The Company performs various administrative functions and sublets a portion of its office space to Great Basin for $1,200 per year.

Legal Fees Paid to Director. One of the Company's directors also serves as Canadian legal counsel for the Company. During 1999, 1998 and 1997, the Company incurred expenses of approximately $31,000, $23,000 and $292,000, respectively, for services performed by the director and his firm, in which he is Chairman and a partner.

Notes Receivable from Officers. As of December 31, 1999 and 1998, the Company had $111,000 and $106,500 respectively, in notes receivable due from officers. The notes bear interest at between 4.6% and 5.2% and are due in one year.

7.      Income Tax:

No income tax benefit has been recorded for the three years ended December 31, 1999 due to the uncertainty of recoverability of the benefit associated with the net operating loss carryforwards. The Company's Venezuelan subsidiaries are subject to Venezuelan income tax. All costs related to the Brisas property have been recorded as capitalized exploration and development costs for tax purposes, and therefore the Company has not recorded any foreign tax attributes. No income tax has been paid or accrued by the Company's subsidiaries during 1999, 1998 and 1997. The Company has recorded a valuation allowance to reflect the estimated amount of the deferred tax asset which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carryforwards prior to expiration. The valuation allowance for deferred tax assets may be reduced in the near term if the Company's estimate of future taxable income changes. The components of the deferred tax assets and liabilities as of December 31, 1999 and 1998 were as follows:

                                              Deferred Tax Asset (Liability)
                                              ------------------------------
                                               1999            1998
                                               ------------    ------------
Accounts payable and accrued expenses          $      6,309    $    147,665
Investment income                                   (58,321)       (150,589)
Property, plant and equipment                     8,496,025       8,494,920
                                               ------------    ------------
Total temporary differences                       8,444,013       8,491,996

Net operating loss carryforward                   3,480,219       3,154,171
Capital loss                                         29,763               -
Investment tax credit                                 5,967           5,967
Alternative minimum tax credit                       19,871          19,871
                                               ------------    ------------
Total temporary differences, operating losses
   and tax credit carryforwards                  11,979,833      11,672,005
Valuation allowance                             (11,979,833)    (11,672,005)
                                               ------------    ------------
Net deferred tax asset                         $          -    $          -
                                               ============    ============

GOLD RESERVE INC. and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 1999, the Company had the following U.S. federal tax basis loss carryforwards and tax credits:

                                               Amount          Expires
                                               ------------    ------------
Regular tax net operating loss:                $    272,248        2006
                                                  1,650,395        2007
                                                  1,244,312        2008
                                                    700,536        2009
                                                    609,833        2010
                                                    808,573        2011
                                                  1,671,604        2012
                                                  1,386,674        2018
                                                  1,891,764        2019
                                               ------------
                                               $ 10,235,939
                                               ============

Alternative minimum tax net operating loss:    $    289,523        2006
                                                  1,624,454        2007
                                                  1,218,023        2008
                                                    671,999        2009
                                                    572,555        2010
                                                    781,796        2011
                                                  1,646,989        2012
                                               ------------
                                               $  6,805,339
                                               ============

Investment tax credit                          $      5,967        2001
Capital loss                                   $     87,539        2004
Alternative minimum tax credit                 $     19,871           -

GOLD RESERVE INC. and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.     Geographic Segments:

                                     United
                                     States         Venezuela      Consolidated
                                     ------------   -----------    ------------
December 31, 1999
Revenues                             $    965,445              -   $    965,445
Depreciation                               42,667              -         42,667
Interest expense                           18,968              -         18,968
Net loss                                1,876,920   $    169,676      2,046,596
                                     ------------   ------------   ------------
Identifiable assets
Property, plant and equipment, net   $    147,508   $ 43,226,557   $ 43,374,065
General corporate assets               19,780,144      1,646,283     21,426,427
                                     ------------   ------------   ------------
Total identifiable assets            $ 19,927,652   $ 44,872,840   $ 64,800,492
                                     ============   ============   ============
December 31, 1998
Revenues                             $  1,410,179              -   $  1,410,179
Depreciation                               38,365              -         38,365
Interest expense                           33,540              -         33,540
Net loss                                2,309,888   $    140,132      2,450,020
                                     ------------   ------------   ------------
Identifiable assets
Property, plant and equipment, net   $    118,548   $ 40,919,612   $ 41,038,160
General corporate assets               24,142,801      1,738,073     25,880,874
                                     ------------   ------------   ------------
Total identifiable assets            $ 24,261,349   $ 42,657,685   $ 66,919,034
                                     ============   ============   ============
December 31, 1997
Revenues                             $  1,806,309              -   $  1,806,309
Depreciation                               47,042              -         47,042
Interest expense                           25,691              -         25,691
Net loss                                1,455,169   $     77,632      1,532,801
                                     ------------   ------------   ------------
Identifiable assets
Property, plant and equipment, net   $    145,783   $ 38,300,386   $ 38,446,169
General corporate assets               32,985,934      1,849,891     34,835,825
                                     ------------   ------------   ------------
Total identifiable assets            $ 33,131,717   $ 40,150,277   $ 73,281,994
                                     ============   ============   ============

Revenues and identifiable assets of each segment are those that are directly identified with those operations.

9.     Litigation Settlement:

Pursuant to a December 1994 litigation settlement agreement related to an ownership dispute of the Brisas property, the Company placed $4.5 million in escrow to be released to one of the defendants at such time as the Company receives the mining title to the hardrock concession for the Brisas property. The Company paid $22,512,500 in common shares and cash, including funds held in escrow, and recorded the litigation settlement as an expense in 1994. The funds in escrow were released to the defendant in the litigation in March 1998, after the Company received the mining title to the Brisas hardrock concession.

GOLD RESERVE INC. and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.     Shareholder Rights Plan:

At the 1997 annual meeting of shareholders, a "Shareholder Rights Plan" was voted upon and approved by the shareholders of Gold Reserve Corporation. As part of the Reorganization described in Note 1, the Shareholder Rights Plan was assumed by the successor issuer Gold Reserve Inc. The Rights Plan is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Rights Plan is designed to give the board of director's time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company's outstanding shares without complying with the "permitted bid" provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time. Unless otherwise reaffirmed by the shareholders, the Rights Plan expires at the adjournment of the next annual meeting of shareholders. Management plans to submit a proposal to shareholders at the next annual meeting to reaffirm and extend the term of the Rights Plan.

11.      Differences Between U.S. and Canadian GAAP:

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in Canada. The effect of the differences between U.S. and Canadian GAAP are summarized below. There are no differences between U.S. and Canadian GAAP as they relate to cash flows. Under U.S. GAAP, marketable securities would be divided between held-to-maturity securities and available-for-sale securities. Those securities classified as available-for-sale would be recorded at market value and the unrealized gain or loss would be recorded as a component of shareholders' equity resulting in the following changes in the financial statements:

December 31, 1999            Canadian GAAP    Change           U.S. GAAP
---------------------------------------------------------------------------
Total assets                 $ 64,800,492     $  (340,243)     $ 64,460,249
Total shareholders' equity     63,303,272        (340,243)       62,963,029
                             ------------     -----------      ------------
Comprehensive loss             (2,046,596)       (325,993)       (2,372,589)
                             ============     ===========      ============

December 31, 1998            Canadian GAAP    Change           U.S. GAAP
---------------------------------------------------------------------------
Total assets                 $ 66,919,034     $   (11,625)     $ 66,907,409
Total shareholders' equity     64,713,272         (11,625)       64,701,647
                             ------------     -----------      ------------
Comprehensive loss             (2,450,020)        (22,625)       (2,472,645)
                             ============     ===========      ============
12.     Operating Lease:

The Company leases office space under a non-cancelable operating lease that expires in February 2004. Rent expense under the lease during 1999 was $88,335. Future minimum annual rent payable under the lease for each of the years 2000 through 2003 is $106,002 and $17,667 in 2004.

ITEM 18. Financial Statements

Not Applicable

ITEM 19. Financial Statements and Exhibits

Index to Consolidated Financial Statements

Management's Report

Auditors' Report

Consolidated Balance Sheets
December 31, 1999 and 1998

Consolidated Statements of Operations
for the years ended December 31, 1999, 1998 and 1997

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 1999, 1998 and 1997

Consolidated Statements of Cash Flows
for the years ended December 31, 1999, 1998 and 1997

Notes to Consolidated Financial Statements



Exhibit Table and Index to Exhibits

The following exhibits are filed as part of this report. Exhibits previously filed are incorporated by reference, as noted.


Exhibit
Number      Exhibit

2.0 Agreement and Plan of Merger, dated as of October 5, 1998, by and among Gold Reserve Corporation (predecessor issuer), Gold Reserve Inc. (successor issuer) and GR-Merger Corp. Filed as Annex I to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

3.1 Restated Articles of Incorporation of the Company. Filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

3.2     Bylaws of the Company. Filed as Exhibit 3.2 to the Proxy
Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

4.1 Exchange Agreement by and among Gold Reserve Corporation, the Company, TranSecurities International, Inc. and Holders of Unit Shares, dated November 17, 1998. Filed as Exhibit 4.1 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

4.2 Rights Agreement, dated as of October 5, 1998, between the Company and Montreal Trust Company of Canada. Filed as Exhibit 4.3 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

4.3     Form of Certificate for the Company's Class A common shares. Filed as
Exhibit 4.4 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

4.4 Form of Certificate for the Unit Share. Filed as Exhibit 4.5 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

10.1 Mining Operations Agreement, dated July 1, 1992, between Compania Minera Bajo Caroni - Caromin, C.A. and Compania Minera Unicornio, C.A. Filed as
Exhibit 10.29 to Gold Reserve Corporation's (the predecessor issuer) Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated by reference herein.

10.2 Stock Purchase Agreement, dated August 1992, between Antonio Sosa Aviles and Servicios Escriber S.R.L., and Stock Purchase Agreement, dated November 26, 1992, between Servicios Escriber S.R.L. and Gold Reserve de Venezuela. Filed as Exhibit 10.30 to Gold Reserve Corporation's (the predecessor issuer) Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated by reference herein.

10.3 License and Technical Assistance Agreement, dated September 1, 1992, between Gold Reserve Corporation and Compania Minera Unicornio, C.A. Filed as
Exhibit 10.31 to Gold Reserve Corporation's (the predecessor issuer) Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated by reference herein.

10.4 Credit Agreement, dated October 13, 1992, between Gold Reserve Corporation and Compania Aurifera Brisas del Cuyuni, C.A. Filed as Exhibit
10.32 to Gold Reserve Corporation's (the predecessor issuer) Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated by reference herein.

10.5 Services Agreement, dated November 6, 1992, between Gold Reserve Corporation and A. Douglas Belanger. Filed as Exhibit 10.33 to Gold Reserve Corporation's (the predecessor issuer) Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated by reference herein.

10.6 Settlement Agreement, dated December 21, 1994, among the Gold Reserve Corporation, Brisas, GLDRV, Marwood International Ltd., TVX Gold, Inc., BlueGrotto Trading Limited and Inversiones 871010, C.A. Filed as an exhibit to Gold Reserve Corporation's (the predecessor issuer) Current Report on Form 8-K (File No. 011-08372) and incorporated by reference herein.

10.7 Services Agreement, dated February 4, 1997, between Gold Reserve Corporation and James P. Geyer. Filed as Exhibit 10.7 to Gold Reserve Corporation's (the predecessor issuer) Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated by reference herein.

21.0 Subsidiaries of Registrant. Filed as Exhibit 21 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

23.1     Consent of PricewaterhouseCoopers LLP**

     ** Filed herewith

Reports on Form 8-K. No report on Form 8-K was issued during the quarter ended December 31, 1999.


Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              GOLD RESERVE INC.

                              By: s/ Rockne J. Timm
                              Rockne J. Timm, its Chairman of the Board,
                              President and Chief Executive Officer
                              April 17, 2000

                              By:  s/ Robert A. McGuinness
                              Robert A. McGuinness, Vice President of Finance and Chief Financial Officer, its Principal Financial and Accounting Officer
                              April 17, 2000






Exhibit 23.1
Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 033-61113 and No. 333-56495) of Gold Reserve Inc. of our report dated February 28, 2000, relating to the financial statements, which appears in this Form 20-F.

s/ PricewaterhouseCoopers LLP

Spokane, Washington
April 17, 2000