Form 20-F
period 2000-12-31
GOLD RESERVE INC
filed 2001-05-11
CIK 1072725

FORM 20-F

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2000

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

The total number of the registrants shares outstanding as of December 31, 2000:

Class A common shares, no par value per share: 22,196,242
Equity Units, no par value per share: 1,446,396

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




TABLE OF CONTENTS
PART I
GENERAL INFORMATION
Forward-Looking Statements
Reserve Estimates
Currency
Glossary of Significant Terms
Item 1. Identity of Directors, Senior Management and Advisors - Not Applicable
Item 2. Offer Statistics and Expected Timetable - Not Applicable
Item 3. Key Information
Selected Financial Data
Risk Factors
Item 4. Information on the Company
History and Development of the Company and Business Overview
Corporate Reorganization
Description of Property
Brisas-Cristinas Combined Project
Venezuelan Mining, Environment and Other Matters
1999 Mining Law
Item 5. Operating and Financial Review and Prospects
Overview
Liquidity and Capital Resources
Results of Operations
Item 6. Directors and Senior Management and Employees
Compensation of Directors and Officers
Board Practices
Item 7.  Major Shareholders and Related Party Transactions
Control of Registrant
Related Party Transactions
Item 8. Financial Information
Legal Proceedings
Item 9. The Offer and Listing
Offer and Listing details
Item 10. Additional Information
Memorandum and Articles of Association
Exchange Controls and Other Limitations Affecting Security Holders
Taxation
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Item 12. Description of Securities Other Than Equity Securities - Not applicable.
PART II
Item 13. Defaults, Dividends Arrearages and Delinquencies - None
Item 14. Material Modifications to Rights of Security Holders and Use of Proceeds - None
Item 15. [Reserved]
Item 16.  [Reserved]
PART III
Item 17. Financial Statements
Management's Report
Report of Independent Accountants
ITEM 18. Financial Statements - Not Applicable
ITEM 19. Financial Statements and Exhibits
Index to Consolidated Financial Statements
Exhibit Table and Index to Exhibits .The following exhibits are filed as part of this report. Exhibits previously filed are incorporated by reference, as noted. Signatures



PART I
GENERAL INFORMATION

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

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk that actual reserves may vary considerably from estimates presently made, the impact of metals prices and metal production volatility, our concentration of operations and assets in Venezuela, regulatory, political and economic risks associated with Venezuelan operations, our ability to obtain additional funding for future development of the Brisas property, our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties.

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

Reserve Estimates

The reserve and resource estimates set forth in this document have been prepared in accordance with applicable Canadian requirements. Such estimates will not qualify as a commercially mineable ore body under standards promulgated by the U.S. Securities and Exchange Commission until the economic viability of the project is established and documented in a final feasibility study.

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

andesite...           A volcanic rock of intermediate composition. It is fine-
                      grained and contains 55% to 60% silica.

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

Bolivar...            The basic monetary unit of the Republic of Venezuela. As
                      of March 31, 2001, approximately 707 Bolivares equaled one U.S. Dollar.

breccia...            A clastic rock in which angular fragments are surrounded
                      by a fine-grained matrix or minerals cement.

BRISAS...             Compania Aurifera Brisas del Cuyuni, C.A., a Venezuelan
                      corporation and the subsidiary of the Company that owns the Brisas property.

Brisas alluvial
concession...         The mining title granted to BRISAS in 1988 by the MEM
                      to explore and commercially develop and exploit gold contained in alluvial material on the Brisas property.

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

CESL... Cominco Engineering Services Limited (CESL) on-site copper processing technology.
commercially
mineable ore body...  A mineral deposit that contains ore reserves that may be mined economically.

concentrate...        A finely ground product of the milling process,
                      containing a high percentage of valuable metal, which is typically sent to a smelter for further processing.

concession...         A privilege, license or mining title granted by the MEM
                      to explore and, if warranted, produce minerals from a specified property.

Corporacion
Venezolana de
Guayana (CVG)...      A Venezuelan government-owned entity formed to foster
                      industrial development and to explore and develop mineral resources in the Guayana region of Venezuela, including the State of Bolivar.

Cristinas...          Gold and copper property (Cristinas 4, 5, 6 and 7) which
                      is north of and contiguous to the Brisas property and is held by MINCA, a Venezuelan company 30% owned by CVG and 70% owned by Placer Dome Inc.

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

feasibility study...  A comprehensive study of a deposit in which all geological, engineering, operating economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

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

indicated mineral
resource...           That part of a Mineral Resource for which quantity, grade
                      or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.
                      The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral
resource...           That part of a Mineral Resource for which quantity and
                      grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

intrusive...          Rock which while molten penetrated into or between other
                      rocks, but solidified before reaching the surface.

Kilometer 88
mining district
(KM 88)...            An area in the State of Bolivar in southeastern Venezuela
                      containing significant alluvial and hardrock deposits.
                      The Company's Brisas property is located in this district.

measured mineral
resource...           That part of a Mineral Resource for which quantity, grade
                      or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

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

mineral resource...   A concentration or occurrence of natural, solid,
                      inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geologic evidence and knowledge.

mineral reserve...    The economically mineable part of a Measured or Indicated
                      Mineral Resource demonstrated by at least a Preliminary
                      Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A
                      Mineral Reserve includes diluting materials and allowances for losses that may occur when material is mined.

mineralization...     The presence of minerals in a specific area or
                      geological formation.

Ministry of the
Environment and
Natural Resources
(MARN)...             Venezuelan governmental entity, which exercises
                      supervisory jurisdiction over the environment.
Ministry of Energy
and Mines (MEM)...    Venezuelan governmental entity, which exercises
                      supervisory jurisdiction over the Brisas property and the Company's activities thereon.

molybdenum...         An element (Mo), usually in the form of molybdenite,
                      primarily used in alloys and lubricants.

open pit...           A mine that is entirely on surface. Also referred to as an open-cut or open-cast mine.

Precambrian...        All geologic time before 570 million years ago.

pre-feasibility
study... A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

probable mineral
reserve...            The economically mineable part of an Indicated, and in
                      some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.
                      This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proterozoic...        That part of the Precambrian time represented by rocks
                      in which traces of life appear or the younger part of Precambrian time.

proven mineral
reserve...            The economically mineable part of an Indicated, and in
                      some circumstances a Measured Mineral Resource demonstrated by at least a Pre-feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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

SYMBOLS:              Au             =     Gold
                      Cu             =     Copper
                      gpt            =     Grams per tonne
                      kt             =     Thousand tonnes
                      Au Eq          =     Gold equivalent

Item 1. Identity of Directors, Senior Management and Advisors - Not Applicable

Item 2. Offer Statistics and Expected Timetable - Not Applicable

Item 3. Key Information

Selected Financial Data
The selected financial data set forth below are derived from the Company's audited financial statements and should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere herein and Operating and Financial Review and Prospects in Item 5. The following selected financial data have been prepared on the basis of accounting principles generally accepted in Canada. The amounts shown for the years prior to 1999 are those of Gold Reserve Corporation, the predecessor issuer. All financial amounts contained herein are, unless otherwise noted, denominated in U.S. Dollars.

                             2000           1999           1998           1997           1996
                             ---------      ---------      ---------      ---------      ---------
                             (in thousands of  U.S. Dollars, except share and per share amounts)
Other income                   $ 1,168        $ 1,173        $ 1,410        $ 1,806        $ 1,624
Net loss                        (1,311)        (2,047)        (2,450)        (1,533)          (830)
Loss per common share (1)        (0.06)         (0.09)         (0.11)         (0.07)         (0.04)
Total assets (2)                63,502         64,800         66,919         73,282         73,769
Net Assets
  Shareholders' equity(3)       62,130         63,303         64,713         66,538         67,191
Capital stock                  102,105        102,067        101,661        102,269        100,953
Common shares:
  Issued                    22,196,242     21,987,672     23,191,767     22,918,143     22,703,811
  Outstanding(4)            22,018,953     21,810,383     22,720,329     22,437,099     22,222,767
Equity Units:
  Issued                     1,446,396      1,584,966
  Outstanding(4)             1,152,247      1,290,817

____________________
1. Basic and diluted

2. Total assets prepared in accordance with accounting principles generally accepted in the U.S. at December 31, 2000, 1999, 1998, 1997 and 1996 were $63,600, $64,460, $66,907, $73,293 and $73,772, respectively.

3. Total shareholders' equity prepared with accounting principles generally accepted in the U.S. at December 31, 2000, 1999, 1998, 1997 and 1996 was $62,228 $62,963, $64,702, $66,549 and $67,193, respectively.

4. Great Basin and MegaGold, each consolidated subsidiaries of the Company, own shares of the Company, representing an indirect investment in itself. The Company's proportionate ownership interest in the shares held by these entities represents the difference between issued and outstanding shares.

A reconciliation of the differences between accounting principles generally accepted in the United States and Canada is presented in Note 11 of the consolidated financial statements located at Item 17.

Dividends
The Company has not declared cash or share dividends on its common shares since 1984 and has no present plans to pay any cash or share dividends. The Company will declare cash or share dividends in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividends.

Risk Factors
Potential investors should carefully evaluate all of the information contained and incorporated by reference in this report and, in particular, the following.

Mineral Reserve and Resource Estimates
The mineral reserve and resource estimates set forth in this document have been prepared in accordance with the disclosure requirements of applicable Canadian Securities Commissions and will not qualify as a commercially mineable ore body under standards published by the U.S. Securities and Exchange Commission until the economic viability of the project is established and documented in a final feasibility study.

Mineral reserve estimation is an interpretive process based on drilling results and experience as well as estimates of mineralization characteristics and mining dilution, metal prices, costs of mining and processing, capital expenditures and many other factors. Grades of mineralization processed at any time also may vary from mineral reserve estimates due to geologic variations within areas mined. Production may vary from estimates because of changes in mineral reserves, variations in mineralization mined from estimated grade and metallurgical characteristics, unexpected ground conditions, mining dilution, labor actions and government restrictions. Cash costs may differ due to variations in mineral reserves and production estimates, unexpected mining conditions and changes in estimated costs of equipment, supplies, utilities and labor and exchange rates. Noncash estimates, based on total capital costs and mineral reserve estimates, could change based on actual amounts of capital incurred. Actual quality and characteristics of deposits cannot be fully assessed until mineralization is actually mined and as a result, mineral reserves change over time to reflect actual experience.

Risks Inherent in the Mining Industry
Development of a gold and copper project is subject to all of the risks inherent in the mining industry, including environmental hazards, industrial accidents, labor disputes, unusual or unexpected geologic formations, cave-ins, flooding, and periodic interruptions due to inclement weather. These risks could result in damage to, or destruction of, mineral properties and production facilities, personal injury, environmental damage, delays, monetary losses and legal liability. Insurance covering environmental or other catastrophic liabilities is not maintained and will not be maintained in the future unless it is economically feasible. Insurance against environmental risks (including pollution or other hazards resulting from the disposal of waste products generated from exploration and production activities) is not generally available to companies in the mining industry. The payment of environmental liabilities would reduce available funds and in the event we were unable to fund the cost of remedying an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of remedial activities.

Foreign Operations
At December 31, 2000, approximately 70% of our identifiable assets were located in Venezuela. In the past, political and economic conditions in Venezuela have, on occasion, resulted in political and social turmoil, but to date, such conditions have not adversely affected our operations. Nonetheless,our future operations and investments could be adversely affected by exchange controls, currency fluctuations, taxation, judicial decisions and laws or policies of Venezuela and the United States affecting trade, investment, taxation and other factors. Development time schedules and future reclamation and remediation cost estimates are based on existing and expected legal requirements, past experience, cost estimates by management and others, expectations regarding government action and time for government agencies to act, all of which change over time and require periodic re-evaluation. Whether and to what extent current or future economic, regulatory or political conditions (see Item 4. Information on the Company) may affect future development cannot be predicted.

Environmental Matters
Venezuela maintains environmental laws and regulations for the mining industry, which impose significant obligations on companies doing business in the country. We have obtained the necessary permits to complete the activities to-date related to the development of the Brisas property. We submitted a statement to the Ministry of the Environment and Natural Resources ("MARN") and Ministry of Energy and Mines ("MEM") addressing development and reclamation of the entire Brisas property and expect to submit further data and obtain additional permits for future development of the Brisas property.

The Brisas property is located within the Imataca Forest Reserve (the "Imataca"), which is comprised of 3.6 million hectares in the State of Bolivar. In 1986, an area (in which the Brisas property is located) in the southwestern part of the Imataca was authorized, by presidential decree, for mining exploration and exploitation activities. Subsequent legislation in 1997 identified additional uses and activities, including mining, within the Imataca. The 1997 legislation and previously issued regulations allowing mining activities within the Imataca were later challenged by several parties as unconstitutional. In response to this challenge, the Venezuelan Supreme Court (the "Court") issued an order prohibiting the MEM from granting new concessions pursuant to the 1997 legislation, but excluded challenges to previous legislation authorizing mining in certain regions of the Imataca. We have been advised by our Venezuelan attorneys that it is unlikely that future rulings by the Court related to this issue will impact our concessions, but there can be no assurance that an adverse ruling that affects us will not occur. The Venezuelan Supreme Court has not acted on the Imataca issue, and it is not known when it will do so in the future.

Gold and Copper
The price of gold and copper has a significant influence on the market price of our shares and our business activities. The price of gold is affected by numerous factors beyond our control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. Recently the price of gold has been at a 20 year low. Copper prices also fluctuate and are generally affected by global and regional demand and existing inventories. As of March 31, 2001, the closing price for gold and copper was: Gold: $259.05 per ounce, Copper:
$0.76 per pound. The following table sets forth the average of the daily closing price for gold and copper for the periods indicated as reported by the London Metal Exchange:

                      YEAR ENDED DECEMBER 31,
                      -------------------------------------------------------------
                      5 Yr. Avg.     2000      1999      1998      1997      1996
                      ----------     ------    ------    ------    ------    ------
Gold ($ per ounce)    316            279       279       294       340       388
Copper ($ per pound)    0.87           0.80      0.71      0.75      1.03      1.04

Project Development
Capital expenditure estimates for the Brisas property are based on currently available information as outlined in the pre-feasibility report. It is not unusual in new mining operations to experience unexpected problems during development. Costs could increase depending upon a number of factors within and beyond our control. The capital cost estimates outlined in this report are based on operating experience, expected production, estimates by and contract terms with third-party suppliers, expected legal requirements, reports by our employees and independent contractors and other factors. Factors involved in estimated time for completion of projects include our management's experience in completing capital projects, estimates by and contract terms with contractors, engineers, suppliers and others involved in design and construction of projects, and estimated time for government entities to process applications, issue permits and take other actions. Changes in any of these factors may cause costs and time for completion to vary significantly from estimates.

Dependence on Financing Activities
We do not generate revenue from operations. We have historically financed operating activities primarily from the sale of common shares. We anticipate that the present cash position of approximately $16.2 million will be sufficient to cover estimated operating and capital expenditures, primarily those associated with further development of the Brisas property, beyond 2002. Significant additional financing will be needed if and when construction on the Brisas commences. We currently have no near-term plans to raise funds through the sale of equity or debt given the continued depressed metals market.

Recurring Losses
We have experienced losses from operations for each of the last fifteen years and expect this trend to continue for the next several years as the result of, among other factors, expenditures associated with the management of activities on the Brisas property, as well as other unrelated exploration expenses. This trend is expected to reverse if and when the Brisas property is developed and gold and copper are produced in commercial quantities.

Key Personnel
We are dependent upon the abilities and continued participation of key management personnel. If the services of our key employees were lost, it could have a material adverse effect on future operations.

Item 4. Information on the Company

History and Development of the Company and Business Overview
Gold Reserve Inc. (the "Company") is a mining company incorporated in 1998 under the laws of the Yukon Territory, Canada; and is the successor issuer to Gold Reserve Corporation, a Montana corporation formed in 1956. The Company's registered agent is Austring, Fendrick, Fairman & Parkkari, The Drury Building, 3801 Third Avenue, Whitehorse, Yukon, Y1A 4Z7. The registered agent's telephone and fax are 867.668.4405 and 867.668.3710, respectively.

Our primary mining asset, the Brisas property, is a late development-stage gold and copper deposit located in the KM 88 mining district of the State of Bolivar in southeastern Venezuela. Approximately $68 million has been expended on the Brisas property since its acquisition in 1992. These costs include property and mineral rights, capitalized exploration and development costs, equipment expenditures and prior litigation settlement costs of $22.5 million, which were expensed in 1994. We have no revenue producing mining operations at this time.

Proven and probable mineral reserves on the Brisas property, last reported upon in early 2000, total approximately 6 million ounces of gold and 706 million pounds of copper using US $300 per ounce gold and US $0.80 per pound copper. The total mineral resource on the property approximates 10 million ounces of gold and 1 billion pounds of copper. The mineral reserve and resource estimates set forth in this document have been prepared in accordance with the disclosure requirements of applicable Canadian Securities Commissions. The reserve and resource estimates set forth in this document have been prepared in accordance with applicable Canadian requirements. Such estimates will not qualify as a commercially mineable ore body under standards promulgated by the U.S. Securities and Exchange Commission until the economic viability of the project is established and documented in a final feasibility study.

Extensive independent analysis of the Brisas property mineral reserve data has been completed, including audits by Behre Dolbear & Company Inc. ("Behre Dolbear") of Denver, Colorado, which confirmed the reliability of our mineral reserve estimate calculations and methodologies. The proven and probable mineral reserves noted above are based on the results of previously audited data and collection procedures.

As a result of the sustained low-level gold price, we have evaluated alternatives to the development of the Brisas property on a stand-alone basis. Our evaluation has led us to the conclusion that the best alternative and the most rational way to develop the Brisas property, is to combine it with the contiguous MINCA-owned Cristinas property to the north and jointly develop the properties as one large project. We have presented our proposal to combine the Brisas and Cristinas projects to various Venezuelan government decision makers and it has received considerable support.

Cash and short and long-term investments at March 31, 2001, approximate $16.2 million. We presently have no long-term debt and anticipate that current cash and investment balances will be sufficient to cover estimated operating and capital expenditures (excluding construction costs, if any) beyond 2002. The Company has expended approximately $68 million on the development of the Brisas property since inception. As of March 31, 2001, the Company had the following common shares, equity units and share purchase options outstanding:

Common shares            22,309,622
Equity Units*             1,333,016
Share purchase options    3,286,971

* An equity unit consists of one Class B common share of Gold Reserve Inc. and one Class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one-to-one basis.

All references to the "Brisas property" throughout this report include the Brisas alluvial concession, the Brisas hardrock concession and applications for other mineralization within and contiguous to the existing concessions. Organizational Structure

References to the "Company" throughout this report refer primarily to Gold Reserve, Inc., Gold Reserve Corporation, Gold Reserve de Venezuela, C.A. ("GLDRV"), Compania Aurifera Brisas del Cuyuni, C.A. ("BRISAS"), Great Basin Energies, Inc. ("Great Basin") and MegaGold Corporation ("MegaGold"). Title to the Brisas property is held through the Company's 100% ownership in GLDRV, which in turn owns BRISAS-the Brisas property titleholder. Great Basin and Megagold are U.S. corporations, which have no current business activities and each hold approximately $1 million in cash and investments. The consolidated group also consists of seven Aruban subsidiaries and five Venezuelan subsidiaries formed to hold the Company's future mining properties. All subsidiaries are wholly owned except for Great Basin and MegaGold, which are owned 58% and 63%, respectively.

Corporate Reorganization
In February 1999, Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer (the "Reorganization"). Generally, each shareholder of Gold Reserve Corporation received one Gold Reserve Inc. Class A common share for each common share owned of Gold Reserve Corporation. Certain U.S. holders elected, for tax reasons, to receive equity units in lieu of Class A common shares. An equity unit is comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share, is substantially equivalent to a Class A common share and is generally immediately convertible into Class A common shares. Equity units are not listed for trading on any stock exchange, but subject to compliance with applicable federal, provincial and state securities laws, may be transferred.

Unless otherwise noted, general references to common shares of the Company include Class A common shares and Class B common shares as a combined group. After the Reorganization, a shareholder continued to own an interest in the business that in aggregate was essentially the same as before the Reorganization. The consolidated financial statements, prior to December 31, 1999, that are presented herein are those of Gold Reserve Corporation. The financial position of the consolidated group subsequent to the Reorganization was substantially the same as prior to the Reorganization.

Description of Property

The Brisas Property

Location
The Brisas property is located in the KM 88 mining district in the State of Bolivar, southeastern Venezuela approximately 373 kilometers (229 miles), by paved highway, southeast of Puerto Ordaz. The property, 3.5 kilometers west of the KM 88 marker on Highway 10, occupies a rectangular area of 2,500 meters north-south by 2,000 meters east-west or approximately 500 hectares and is accessible by an all-weather road.

Ownership
The Brisas property consists of the Brisas alluvial concession, the Brisas hardrock concession beneath the alluvial concession, applications for other mineralization (primarily nominal values of copper and silver) contained in these concessions and mineralization (primarily gold, copper and molybdenum) on small land parcels contiguous to the existing concessions. The Brisas alluvial concession was acquired in 1992 through the acquisition of BRISAS. The alluvial concession was previously granted to BRISAS in 1988. The Brisas hardrock concession was granted in March 1998. We have also obtained several contiguous and nearby properties for the purpose of locating infrastructure related to the operation of the Brisas property.

The Brisas alluvial concession is an exploitation concession with a term of 20 years and two renewal periods of 10 years each, at the discretion of MEM, and a 3% assessment on gold sales. The Brisas hardrock concession is an exploitation concession with a term of 20 years with two subsequent renewal periods of 10 years each, at the discretion of the MEM. The hardrock concession provides for a 4% assessment on gold sales and a 7% mine mouth assessment on copper production. Gold sold directly to the Central Bank of Venezuela is assessed a 1% tax.

Regional Infrastructure
The project site is located in the Guayana region, which makes up approximately one-third of Venezuela's national territory. The nearest major city is Puerto Ordaz, with approximately 700,000 inhabitants, situated on the bank of the Orinoco River near its confluence with the Caroni River. Puerto Ordaz has major port facilities, accessible to ocean-going vessels from the Atlantic Ocean, via the Orinoco, a distance of about 200 km. Puerto Ordaz is the center of major industrial developments in the area, including iron and steel mills, aluminum smelters, iron and bauxite mining and forestry. These industries are supported by major hydroelectric generating plants on the Caroni River, which provide 12,900 MW of electricity. The Corporacion Venezolana de Guayana ("CVG") power authority, Electrificacion del Caroni C.A. ("EDELCA"), has constructed a 400 kV power line south from Puerto Ordaz into Brazil. The route runs through the community of Las Claritas, nearby the project, and is expected to supply sufficient power for the Brisas property. A transformer station is located 3 km from the property.

Puerto Ordaz is a modern urban center with good road and air connections to the rest of Venezuela. There are regularly scheduled flights to Caracas and other major cities several times daily. There are also port facilities 428 km northwest of Puerto Ordaz on the Caribbean coast. Guanta, near Barcelona, would likely be the port of entry for most construction, mining and milling equipment. The port facilities at Puerto Ordaz are generally dedicated to serving the bulk handling requirements of the area's basic industries. However, Puerto Ordaz has potential for the development of facilities for the export of copper concentrates in bulk. The highway system within Venezuela is generally good, with paved roads in good condition providing access to within 3.5 km of the Brisas property. Four-lane highways run from Puerto Ordaz, northwest to both Barcelona and Guanta, and for 55 km south to Upata where it becomes two-lane on into Brazil.

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

Mineral Resource
The Brisas property is estimated to contain a total mineral resource of 9.9 million ounces of gold and approximately 1.13 billion pounds of copper (based on 0.5 gram per tonne gold equivalent cut-off). The mineral resource, effective November 1999, is summarized in the following tables:


              Measured                Indicated               Inferred               Total
Au Eq         ---------------------   ---------------------   --------------------   ------------------------
Cutoff                 Au     Cu               Au     Cu              Au     Cu               Au     Cu
Grade         kt       (gpt)  (%)     kt       (gpt)  (%)     kt      (gpt)  (%)     kt       (gpt)  (%)
------        -----------------------------------------------------------------------------------------------
0.50          221,042  0.805  0.111   145,028  0.690  0.155   40,103  0.733  0.110   406,173  0.757  0.127
=============================================================================================================

In Millions
              Measured                Indicated               Inferred               Total
Au Eq         ---------------------   ---------------------   --------------------   ------------------------
Cutoff                 Au     Cu               Au     Cu              Au     Cu               Au     Cu
Grade                  oz.    lb.              oz.    lb.             oz.    lb.              oz.    lb.
-----         -----------------------------------------------------------------------------------------------
0.50          -        5.721  541.0   -        3.217  495.7   -       0.945  97.3    -        9.883  1,134.0
=============================================================================================================

Proven and Probable Mineral reserves
The pre-feasibility study was originally completed in 1998 with the assistance of JE MinCorp, a Division of Jacobs Engineering Group Inc., and a number of other independent consultants and last updated in early 2000. Behre Dolbear audited our data collection procedures and modeling and mineral reserve methodology for the pre-feasibility report. Behre Dolbear concluded in their reports that: technical data collection procedures met or exceeded accepted industry standards; assay laboratories provided reliable and acceptable results; and the compiled database was of a quality appropriate for utilization in a mineral reserve study suitable for obtaining financing. Further, the estimating techniques used were an accurate representation for the mineral reserves; drill hole spacing was sufficient to generate future estimates of proven and probable mineral reserves; and the database was correct and reliable. The results of the audits also concluded that the mineral reserve risk for the project is low and there is upside potential for additional mineral reserves at the Brisas property because the mineralization can be extrapolated with quite high confidence beyond the current drilling in the down dip direction and to the north.

The Brisas property is presently estimated to contain approximately 235 million tonnes of ore with an average grade of 0.79 grams per tonne gold and 0.14% copper and a waste to ore ratio of 1.63:1. Gold recoveries vary between 55% and 87% depending on mineralization type and grade. At a plant feed grade of 0.79 grams of gold per tonne, the total recovery of gold is anticipated to be 79%. Recovery of copper, at an average feed grade of 0.14%, is anticipated to be 82.5%. The mineral reserve estimate, effective January 2000, has been prepared in accordance with reporting requirements of applicable Canadian Securities Commissions and is presented in tabular form below:

Pit design using $300/oz Au and $0.80/lb. Cu	(and $3.30/tonne revenue cutoff)
-----------------------------------------------------------------------------

              Reserve                                  Au            Cu         Waste         Total
               tonnes   Au Grade   Cu Grade        ounces        pounds        tonnes        tonnes   Strip
Class     (thousands)      (gpt)        (%)   (thousands)   (thousands)   (thousands)   (thousands)   Ratio
-----------------------------------------------------------------------------------------------------------
Proven        187,443      0.814      0.119         4,906       491,841
Probable       47,411      0.682      0.205         1,040       214,309
-----------------------------------------------------------------------------------------------------------
Total         234,854      0.787      0.136         5,946       706,150       383,912       618,766    1.63
===========================================================================================================

Brisas Property Economics
Based on present estimates, the plant for the large-scale open pit mining operation is expected to process an estimated 55,000 tonnes per day, yielding an estimated average annual production of 362,000 ounces of gold and 46 million pounds of copper, over a minimum mine life of 13 years.
The processing flowsheet contained in the pre-feasibility report and developed from metallurgical testwork completed by three independent laboratories includes conventional crushing with a primary gyratory crusher and grinding with SAG mill and ball mills followed by gravity separation to recover coarse gold, flotation and cyanidation of cleaner flotation tailings. Present estimates of capital requirements for initial construction of the mill and on-site copper production would be approximately $353 million, including working capital of approximately $19.5 million. Ongoing life-of-mine requirements are estimated at $39 million.

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

Pre-tax operating cash costs (mining, processing, concentrate transportation, smelting and refining expenses), including on-site copper production, are estimated at $153 per ounce of gold net of copper revenues. Total pre-tax costs per ounce of gold produced, including life of mine capital and on-site copper production, are estimated at $243, excluding previously incurred sunk costs. Exploitation taxes and royalties add approximately $8 to the total cost per ounce. Costs are calculated using $300 per ounce of gold and $0.90 per pound of copper.

The ultimate design and future construction of the plant is subject to the results of the final feasibility study. Construction of the planned facility is expected to take approximately 18 to 24 months, with commissioning and achievement of commercial production expected shortly thereafter. Most operating supplies will be imported, probably from North America. Electrical power is available from a major new transmission line and transformer station, which passes within a few kilometers of the properties. Abundant water is available in the area, and project water requirements will be met by water pumped from the pit de-watering system and by rainfall stored in the tailings water pond. On site accommodations will be provided for employees.

Brisas-Cristinas Combined Project
As a result of the sustained low-level gold price, we have evaluated alternatives to the development of the Brisas property on a stand-alone basis. We have concluded that the best alternative and the most rational way to develop the Brisas property, is to combine it with the contiguous Cristinas property and jointly develop the properties as one large project. We have presented our proposal to combine the two projects to various Venezuelan government decision makers and it has received considerable support.

The Cristinas project is located to the north and is contiguous (one ore body) to the Brisas property. This project is controlled by MINCA, a 30%-70% joint venture between the Corporacion Venezolana de Guayana (CVG), a Venezuelan government corporation, and Placer Dome Inc. of Vancouver, British Columbia, respectively. MINCA maintains control of Cristinas 4, 5, 6 & 7 in the case of gold mineralization in the form of a CVG work contract and in the case of copper through a MEM concession. In 1999, MINCA placed the project on care and maintenance and, in 2000, the joint venture partners agreed to a one-year extension (which expires July 16, 2001) to their relationship. As required by the extension agreement, MINCA engaged Scotia Capital of Toronto to explore various alternatives and solicit third-party interest for the development of the Cristinas project.

We believe these deposits should be exploited in combination due to the potential enhanced return on investment afforded by a single infrastructure package, eliminating duplication and offering both cost savings and a reduced environmental impact; more efficient mining through a single open pit, lowering operating costs and allowing access to otherwise unavailable ore between the Brisas and Cristinas deposits and; a single process plant offering a lower capital cost for each ounce of gold produced. If combined, the project could potentially contain a world-class mineral reserve.

The Government of Venezuela desires to recommence construction and initiate mining activities at the Cristinas project and is evaluating various alternatives including this proposal to combine the projects. However, the development of the proposed combined project is dependent upon, among other things, the final decision of the Venezuelan government, participation by one or more major gold producers, completion of a final feasibility study, the price of gold and copper, and obtaining adequate financing and the appropriate environmental and operating permits. For these reasons, there can be no assurances that the proposal will proceed or, if it does, what the Company's interest in the combined project might be.

Venezuelan Mining, Environment and Other Matters
Venezuelan mining operations are subject to laws of title that differ substantially from those of Canada and the United States, while at the same time subject to various mining and environmental rules and regulations that are similar in purpose to those in Canada and the United States, but more bureaucratically complex. The following is a summary of the more significant Venezuelan mining and environmental laws and other laws and regulations that may affect the Company's operations on the Brisas property, but does not purport to be a comprehensive review of all laws or a complete analysis of all potential regulatory considerations related to the Brisas property.

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

Concessions

Obtaining a Concession
The Mining Law sets out the basic requirements for a concession application to the MEM, including:

Identification of the mineral(s) to be explored for and exploited, Evidence of technical, economic and financial capability, and Special advantages to be granted to the Republic in different areas (e.g. technology, infrastructure, social facilities, training obligations, etc.).

Before initiating exploitation, the concession holder must provide to the MARN an environmental bond to guarantee the rehabilitation of the environment at the completion of exploitation.

Scope of Concession
The concession holder will have the right to exploit the granted minerals regardless of whether they occur in the vein (veta) or alluvial and the concession will extend only to minerals specifically covered by the concession. A concession holder that finds a deposit of another mineral must inform the MEM and will have a preferential right to obtain a concession to exploit that mineral. However, the Republic may reserve for itself the right to exploit the new deposit.

Term of Concession
Concession terms will be for twenty years (from the date the certificate of exploitation is granted) with two subsequent ten-year renewals, provided the concession holder has received such renewal within 3 years before the expiration of the term of the concession. Concession exploration periods will be for three years with a possible extension for one year. In order to develop a mine, the concession holder must obtain an exploitation certificate by application to the MEM. A feasibility study covering the technical, financial and environmental aspects of the project must accompany the application. The concession holder has seven years from the date of the exploitation certificate to commence exploitation.

Taxes and Payments related to a Concession
Concession holders will be subject to the following taxes:
A nominal surface tax is to be paid quarterly commencing on the fourth anniversary of the grant of the concession.
Mining taxes will be assessed as follows:
Gold, silver, platinum and associated metals, 3% of their commercial value, Diamonds and other precious stones, 4% of their commercial value, In other cases, including copper, 3% of their commercial value at the mine mouth. The MEM can reduce this tax from 3% to 1% (and subsequently increase it back to 3%) if economic conditions warrant.

Also, under the new law, the government is entitled to exempt totally or partially concession holders from taxes on importation of tools and equipment not produced in the country and needed to develop mining activities.
1945 Mining Law Transition Provisions

All concessions acquired by BRISAS under the 1945 Mining Law will be governed by the 1999 Mining Law subject to the following provisions: a) The right to conduct exploitation activities will be limited to the minerals and deposits indicated in the corresponding mining titles. Accordingly, BRISAS will have the right to exploit alluvial and vein gold, copper and molybdenum deposits located within the concessions; b) Payment of mining taxes have been subject to the 1999 Mining Law since September 28, 2000. Surface tax is now payable in accordance with Schedule B of Article 90 of the 1999 Mining Law, and is less than US$1 per hectare per concession. Exploitation tax will be payable upon extraction of the ore. It will be payable in cash or kind depending on the National Government's preference. Once exploitation commences, the production tax will be subtracted from the surface taxes due for the same period; c) The term of the concession is the one indicated in the corresponding mining titles, which commences from publication thereof in the Official Gazette; d) All other provisions of the 1999 Mining Law have applied to the concessions since September 28, 2000.

Conversion of CVG Work Contracts into Mining Concessions
The Transitory Provisions included in Title XI of the 1999 Mining Law contemplate the conversion of CVG Work Contracts into mining concessions. BRISAS has acquired mining rights under certain CVG Work Contracts and applied to MEM in a timely manner for conversion thereof into mining concessions. MEM have not indicated when they expect to act on these conversion applications.

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

We hold the Occupation Permit for the Brisas alluvial and hardrock concessions and will continue to apply for additional permits as further development dictates. Management believes that the alluvial and hardrock concessions should be exploited as one project. Because the law treats each concession separately, we have initiated discussions with the MEM and MARN to seek alternatives to the duplication of environmental studies and permitting. There can be no assurance, however, that our efforts to reduce such duplication will be successful.

Other Taxes
The Venezuelan tax law provides for a maximum corporate income tax rate on mining companies of 34%. This rate applies to net income over approximately US$50,000 depending on exchange rates. Other Venezuelan taxes that apply or may eventually apply to the Company's subsidiaries include a 1% tax on the value of tangible and intangible business assets, a 14.5% value added tax (formerly luxury goods and wholesale tax), which applies to goods and services, import duties on mining equipment, which range from 5% to 20% percent. BRISAS currently pays value added tax on certain purchases within Venezuela and expects that taxes on revenue generated from the future sale of gold will result in a refund of these taxes. To date, we have paid or accrued approximately $1.2 million of value added tax. Venezuela offers certain exemptions from value added tax and import duties to mining companies. Management expects to apply for exoneration in the future. There can be no assurances, however, that exoneration will be granted.

Political and Economic Situation
Venezuela has seen a number of significant changes in its political system in recent years. Hugo Chavez Frias was originally elected President in December 1998 in response to a high level of voter dissatisfaction with the country's established political parties and his promise to make profound changes including a new constitution and a war against corruption. A 131-member Constituent Assembly rewrote the 1961 constitution, which was overwhelmingly approved in a December 1999 public referendum. This paved the way for President Chavez's re-election in 2000. Despite these political changes, we have not seen any adverse impact on our operations in Venezuela.
The Bolivar/dollar exchange rate ended 2000 at Bs. 700 to the Dollar, up Bs. 3 from November and Bs. 51 (7.9%) from December 1999. An exchange peg policy was maintained throughout the year, and is expected to continue for the rest of this year. The system of exchange bands was introduced in July 1996 and modified in January 1998. The high levels of international reserves appear to give the Central Bank room to maneuver to maintain the system of bands. In the short term, an exchange crisis or maxi-devaluation seems unlikely. The exchange rate was approximately Bs.707 to the Dollar at March 31, 2001.

Gold Sales
The Central Bank of Venezuela (BCV) allows gold mining companies to sell up to 85% of their production on the international market. The remaining 15% must be sold domestically at the current market price, which is paid in Venezuelan currency. Gold sold domestically to BCV is assessed a maximum mining tax of 1% of the value of gold.

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

Item 5. Operating and Financial Review and Prospects

Overview
The Company has not recorded revenue or cashflow from mining operations and has experienced losses from operations for each of the last fifteen years, a trend we expect to continue until the Brisas property is developed and put into production either on a stand-alone basis or, as discussed elsewhere in this report, combined with the Cristinas property to the north.

The consolidated results of operations for the years presented consist of expenses, net of interest income from invested funds, related to activities other than those directly associated with the Brisas property. Expenditures related to the Brisas property have been capitalized. We prepare the consolidated financial statements in accordance with accounting principles generally accepted in Canada. A reconciliation of the differences between accounting principles generally accepted in the U.S. and Canada is presented in
Note 11 of the consolidated financial statements.

Venezuela has experienced high levels of inflation during the last several years. Such conditions have not adversely affected our operations in Venezuela to date as substantially all sources of funding for our Venezuelan operations are denominated in U.S. Dollars and we do not typically repatriate funds from Venezuela.

As a result of the sustained low-level gold price, we have evaluated alternatives to the development of the Brisas property on a stand-alone basis. Our evaluation has led us to the conclusion that the best alternative and the most rational way to develop Brisas is to combine it with the contiguous Cristinas property to the north and jointly develop the properties as one large project.

We have presented our proposal to combine the Brisas and Cristinas projects into one of the largest gold mines in the world to various Venezuelan government decision makers and it has received considerable support from every major area of the government. We are advancing to a final decision on the combined project with the assistance of Standard Bank's Warrior division, Scotia Capital, the Venezuelan Ministry of Energy and Mines, Corporacion Venezolana de Guayana (CVG) and Minera Las Cristinas (MINCA) (current operator of Cristinas). We anticipate that the bulk of our activities in the next 12 to 18 months will be concentrated on efforts to bring our proposal to realization.

Liquidity and Capital Resources

Investing
The total expenditures on the Brisas property in 2000 approximated $1.4 million. Approximately $68 million has been expended on the Brisas property since its acquisition in 1992. These costs include property and mineral rights, capitalized exploration and development costs, equipment expenditures and litigation settlement costs which were expensed in 1994. Amounts recorded as property, plant and equipment (capitalized exploration and development costs) include all costs associated with the Brisas property, including personnel and related administrative expenditures incurred in Venezuela, drilling, pre-feasibility and related costs, capitalized interest expense and general support costs related to the Brisas property.

Planned expenditures for 2001 are estimated at $3.1 million. Approximately $1.1 million will be spent directly on the Brisas property, primarily on development activities. The remaining expenditures relate to corporate management of the Brisas property, exploration activities other than on the Brisas property and general corporate activities including the advancement of our proposal to combine Brisas with the Cristinas property. Interest income for 2001 is projected to be approximately $0.9 million.

The processing facility for Brisas on a stand-alone basis, as presently proposed in the Brisas pre-feasibility report, is expected to cost an estimated $400 million. On a combined basis, the cost of mining facilities is estimated at $900 million. The ultimate design and cost of the plant and associated expenditures of either scenario are subject to the results of a final feasibility study. Final development of the Brisas property either on a stand-alone basis or in combination with the Cristinas property is dependent upon the future price of gold and copper, participation by one or more major gold producers, completion of a final feasibility study and obtaining adequate financing and the appropriate environmental and operating permits. Given the current price of gold and other issues related to the combined projects, it is unclear when the development of the Brisas property will commence.

Financing
As of March 31, 2001, the Company held approximately $16.2 million in cash and investments. We anticipate that current cash and investments are adequate to cover estimated operational and capital expenditures associated with the activities on and related to the Brisas property as well as for general corporate activities into the year 2002. Future costs of placing the Brisas property or the combined properties into production, if warranted, will require additional financing which is expected to be a combination of the sale of equity, bank borrowings and/or other means.

We have no near-term plan to raise funds through the sale of equity or debt. Whether and to what extent additional or alternative financing options are pursued depends on a number of important factors, including if and when mine development activities are commenced, our assessment of the financial markets, the price of gold and copper, the acquisition of additional properties and the overall capital requirements of the consolidated group.

Results of Operations

2000 Compared to 1999
The consolidated net loss for the year ended December 31, 2000 was $1,311,064 or $0.06 per share, a decrease of approximately $736,000 from the prior year. Other income for 2000 amounted to $1,167,576, which is a decrease of approximately $5,000 from the previous year. Other income decreased slightly as the Company earned higher yields on lower levels of invested cash. Operating expenses for the year amounted to $2,478,640, which is a decrease from the prior year of approximately $741,000 and primarily attributable to cost reduction measures undertaken by the Company including a reduction in personnel and costs related to the reorganization.

1999 Compared to 1998
The consolidated net loss for the year ended December 31, 1999 was $2,046,596 or $0.09 per share, a decrease of approximately $403,000 from the prior year. Other income for 1999 amounted to $1,172,792, which is a decrease of approximately $237,000 from the previous year. The decrease in other income is principally due to lower returns on lower levels of invested cash. Operating expenses for the year amounted to $3,219,388, which is a decrease from the prior year of approximately $641,000 and primarily attributable to reorganization expenses in 1998 partially offset by losses on sales of marketable securities.

Item 6. Directors and Senior Management and Employees

The following sets forth certain information regarding the Company's Board of Directors and executive officers. The time periods referred to below reflect the cumulative period of time the individual has been a director or officer of the Company or Gold Reserve Corporation, the predecessor issuer.

Individual            Age    Principal Occupation                                  Director and/or Officer Since

Rockne J. Timm        55     Chairman, President and Chief Executive Officer       March 1984
President, Chief,            of the Company. Director and President of both
Executive Officer,           MegaGold Corporation and Great Basin Energies,
Director                     Inc. Resides: Spokane, Washington.

A. Douglas Belanger   47     Executive Vice President of the Company. Director     August 1988
Executive Vice               and Executive Vice President of both Great Basin
President, Director          Energies, Inc. and MegaGold Corporation.
                             Resides: Spokane, Washington.

James P. Geyer        48     Senior Vice President of the Company. Director        June 1997
Senior Vice                  of Wheaton River Minerals since 1995. Resides:
President, Director          Spokane, Washington.

James H. Coleman      50     Senior Partner of Macleod Dixon of Calgary,           February 1994
Director                     Alberta, counsel to the Company and Director of
                             various public companies. Resides: Calgary, Alberta.

Patrick D. McChesney  51     President of LMO Test Systems, Inc. (an automated     August 1988
Director                     test equipment manufacturer). Director of MegaGold
                             Corporation. Resides: Spokane, Washington.

Chris D. Mikkelsen    49     Principal in McDirmid, Mikkelsen & Secrest, P.S. (a   June 1997
Director                     certified public accounting firm). Director of Great
                             Basin Energies, Inc. and MegaGold Corporation.
                             Resides:  Spokane, Washington.

Jean Charles Potvin   47     President and Chief Executive Officer of Tiomin       November 1993
Director                     Resources Inc. Resides: Toronto, Ontario.

Mary E. Smith         48     Vice President-Administration and Secretary of the    January 1997
Vice President-              Company. Vice President-Administration and Secretary
Administration               for Great Basin Energies, Inc. and MegaGold,
and Secretary                Corporation. Resides: Colbert, Washington.

Robert A. McGuinness  45     Vice President of Finance and Chief Financial         March 1993
Vice President-              Officer of the Company. Vice President-Finance
Finance and Chief            and Chief Financial Officer of Great Basin Energies,
Financial Officer            Inc. and MegaGold Corporation. Resides: Spokane,
                             Washington.

Each of the foregoing individuals has held his/her present principal occupation with his current employer or other positions with the same firm throughout the last five years with the exception of Mr. Geyer. Prior to January 1997, Mr. Geyer was employed as Vice President of Operations with Pegasus Gold Inc. He had been with Pegasus Gold Inc. since March 1987. There are no family relationships or arrangements or understandings pursuant to which any person was appointed as a director or member of senior management.

Compensation of Directors and Officers

Executive Compensation
The following table sets forth the compensation paid by the Company to the executive officers who served during the year ended December 31, 2000.

                                     	               Securities
                                                         Under
                                                         Options/
                                                         SARs        All Other
Name and                                                 Granted     Compensation
Principal Position        Year     Salary    $ Bonus(4)  (#) (1)     ($)
--------------------------------------------------------------------------------
Rockne J. Timm            2000     195,000        -      696,700     (2)30,000
President and Chief       1999     195,000        -      696,700     (2)(3)60,000
Executive Officer         1998     195,000   60,000      656,700     (2)30,000

A. Douglas Belanger       2000     175,000   -           573,955     (2)30,000
Executive Vice President  1999     175,000   -           573,955     (2)30,000
                          1998     175,000   50,000      543,955     (2)30,000

James P. Geyer(3)         2000     175,000   -           284,209     (2)30,000
Senior Vice President     1999     175,000   -           284,209     (2)30,000
                          1998     175,000   29,023      254,209     (2)22,500

Mary E. Smith             2000      65,000   -           106,367     (2)16,250
Vice President-           1999      65,000   -           106,367     (2)16,250
Administration            1998      65,000   14,805       86,367     (2)17,930

Robert A. McGuinness      2000     120,000   -           306,622     (2)30,000
Vice President-           1999     120,000   -           306,622     (2)30,000
Finance and CFO           1998     120,000   30,000      276,622     (2)30,000

Officers as a group       2000     730,000   -         1,967,853       136,250
                          1999     815,000   -         2,017,853       213,450
                          1998     850,000   209,437   1,953,131       160,430

1) Consists of the number of common shares issuable to executive officers pursuant to options held at the end of each reported period.

2) Consists of the dollar value of common shares purchased under the KSOP Plan and allocated to the account of each executive officer during 2000, 1999 and 1998, respectively as follows: Mr. Timm, 30,060 shares, 22,948 shares, 7,204 shares; Mr. Belanger, 30,060 shares, 22,948 shares, 7,204 shares; Mr. McGuinness, 30,060 shares, 22,948 shares, 7,204 shares; Mr. Geyer, 30,060 shares, 22,948 shares 5,403 shares; and Ms. Smith, 16,283 shares, 12,430 shares, 7,791 shares.

3) Includes $30,000 reimbursement per prior agreement with executive officer for tax consequences of previous year's compensation.

4) The bonus granted to each executive officer was used to exercise previously granted options to purchase common shares during 1998 as follows: Mr. Timm, 53,800 shares; Mr. Belanger, 45,000 shares; Mr. McGuinness, 11,583 shares; Mr. Geyer, 10,791 shares; and Ms. Smith 5,633 shares.

Options granted for shares of the Company during the year ended December 31,
2000
No additional stock options were granted during the year. For re-pricing of options see "Report On Re-pricing of Options in Last Fiscal Year".

Aggregated option exercises during the year ended and option values as of December 31, 2000
The following table sets forth all options exercised during the financial year ended December 31, 2000 and the financial year-end values for options granted to the executive officers of the Company.


                                                                                          $ value of unexercised
                       # of securities                     # of unexercised options/       in-the-money options/
                       acquired          Aggregate Value   SARs at FY-End                  SARS at FY-end
Name                   on exercise (#)	  Realized       Exercisable/Unexercisable (1)   Exercisable/Unexercisable (2)
--------------------   ---------------   ---------------   -----------------------------   -----------------------------
Rockne J. Timm                -                 -           667,532 /  29,168                       -
A. Douglas Belanger           -                 -           554,787 /  19,168                       -
James P. Geyer                -                 -           271,709 /  12,500                       -
James H. Coleman              -                 -           216,666 /       -                       -
Patrick D. McChesney          -                 -           138,218 /   4,167                       -
Chris D. Mikkelsen            -                 -           103,111 /   4,167                       -
Jean Charles Potvin           -                 -           166,445 /   4,167                       -
Mary E. Smith                 -                 -            99,700 /   6,667                       -
Robert A. McGuinness          -                 -           293,288 /  13,334                       -


1) Options range in price of between $1.000 and $3.75 and generally expire between 2002 and 2007, with the majority expiring in 2003 and 2004.
2) At December 31, 2000, the closing share price was less than the exercise price of the options.

Director Compensation

Consistent with the Board's intent to have both Directors and management hold shares of the Company, non-employee Directors, Messrs. Coleman, McChesney, Mikkelsen and Potvin, were each issued 12,500 restricted Class A common shares as compensation. There were no stock options granted to Directors in 2000. Macleod Dixon, a law firm in which Mr. Coleman was a senior partner during 2000, billed the Company an aggregate of approximately $16,000 for professional services and out-of-pocket expenses during the fiscal year ended December 31, 2000. Directors of the Company received no additional compensation for serving on Board committees or for attendance at the Board or committee meetings.

Equity Incentive Plan
The Company presently has one active stock option plan, the 1997 Equity Incentive Plan (the "Plan"), and two predecessor plans that have been terminated as they relate to future option grants. The Plan provides for the issuance of up to 2,000,000 Class A common shares, through the grant of both "incentive stock options" and "non statutory options" to purchase Class A Shares, stock appreciation rights ("SARs") or up to 500,000 shares of restricted stock. In addition, options previously issued under predecessor plans that, as a result of forfeiture to the Company become subject to re-issuance, shall be reissued and administered pursuant to the Plan. As of March 31, 2001, options for the purchase of 451,794 Class A common shares remained available for grant under the Plan and options for the purchase of 3,286,971 Class A common shares, including options under the predecessor plans and the Plan, were outstanding. To date, 140,000 shares of restricted stock have been granted under the Plan. No SARs have been granted to date.

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

Options to Purchase Securities From the Registrant or Subsidiaries

The following table sets forth the number of common shares of Gold Reserve Inc. subject to options, which were outstanding at December 31, 2000. As a group, officers and directors of the Company (9 persons) held 2,604,794 options to purchase Class A common shares of the Company. No warrants to purchase common shares were outstanding.

  No. of common shares
     subject to option	    Price	   Expiry date
                20,000     $ 0.550      12/14/01
                50,000       0.688      11/02/05
                25,000       0.750      08/06/04
                15,000       0.850      06/16/05
               771,480       1.000      09/28/04
                40,000       1.031      12/16/01
                80,352       1.125      09/04/02
                75,000       1.280      01/11/04
               685,677       1.500      01/06/01-09/28/04
               333,827       2.590      03/17/03
                 6,000       2.875      12/17/07
               175,000       3.250      04/08/03
             1,028,135       3.750      03/18/03
             ---------
             3,305,471

Great Basin Energies, Inc and MegaGold Corporation, subsidiaries of the Company, have a total 1,440,000 and 1,480,000 options to purchase common shares outstanding, respectively. As a group, officers and directors of the Company (9 persons) held 1,150,000 and 1,210,000 options to purchase common shares of Great Basin Energies, Inc. and MegaGold Corporation, respectively. These options were granted in 1998, are exercisable at $0.03 per share and expire in 2008. No warrants to purchase common shares were outstanding.

Re-pricing of Certain Options Granted to Directors and Officers of the Company

In September 1999 the Board of Directors approved a program to re-price all stock options held by directors, executive officers and other employees, subject to TSE approval. On April 3, 2000, the Board revised the program as it related to directors and executive officers by re-pricing only 1/3 of the options held by such persons. On June 2, 2000 the Shareholders of the Corporation approved the re-pricing of certain stock options to $1.00, as set forth in the following table:

                                                             Number of Shares      Original           Expiration
Name of Optionee                                             Under Option          Exercise Price     Date
----------------------------------------------------------------------------------------------------------------
Rockne J. Timm, Director, President & CEO                    209,833               $ 3.750            03/18/2003
A. Douglas Belanger, Director, Executive Vice President      172,652                 3.750            03/18/2003
James P. Geyer, Director, Senior Vice President              84,736                  3.750            03/18/2003
James H. Coleman, Director                                   67,222                  3.750            03/18/2003
Patrick D. McChesney, Director                               33,411                  3.750            03/18/2003
Chris D. Mikkelsen, Director                                 30,759                  3.750            03/18/2003
Jean Charles Potvin, Director                                51,871                  3.750            03/18/2003
Robert A. McGuinness, Vice President-Finance and CFO         92,207                  3.750            03/18/2003
Mary E. Smith, Vice President-Administration and Secretary   28,789                  3.750            03/18/2003

Under a program approved by the Board on December 20, 2000, executive officers, directors and other employees will be permitted to exchange certain options with exercise prices in excess of $0.72. The re-pricing excludes stock options re-priced for officers and directors effective September 28, 1999. The new exercise price of the exchanged options will be $0.72, which represents a 50% premium over the market share price as of the date of the approval by the Board. In addition, the vesting schedules of all the re-priced stock options held by executive officers, directors and other employees were modified as follows: fifty-percent of all re-priced stock options, which were vested prior to the date of the re-pricing, were no longer vested, or immediately exercisable, but will vest 12 months from the date of re-pricing.

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

The employee stock ownership component of the KSOP Plan qualifies under the Internal Revenue Code of 1986, as amended (the "Code"). Total employer and employee annual contributions to an employee participating in both the 401(k) and ESOP components of the KSOP Plan are limited to the lesser of 25% of salary or $30,000 ($35,000 in 2001). Generally, contributions to the 401(k) component of the KSOP Plan are limited in each year to (i) the total amount of salary reduction the employee elected to defer during the year (which is limited to 10% of such employee's compensation during the year, or such amount as is established by law), (ii) a matching contribution from the Company equal to 50% of any salary reduction the employee elected to defer during the year, (iii) special contributions by the Company equal to a percentage of the employee's compensation during the year and (iv) discretionary contributions by the Company determined in each year by the Company. Distributions from the KSOP Plan are not permitted before the participating employee reaches the age of 59, except in the case of death, disability or termination of employment by the Company or financial hardship.

Employment Contract and Termination Agreements
The Board approved employment contracts for its Executive Officers in 1999 and has not yet implemented these contracts. The Board may, in the near future, finalize and implement, at a minimum, Change of Control Agreements for its Executive Officers and other key employees.

Board Practices
Based upon the recommendations of a report dated December 1994 (the "Report") by the TSE Committee on Corporate Governance in Canada, the TSE adopted a by-law requiring corporations listed on the TSE to disclose their approach to corporate governance. The Board believes that the Company's general approach, as summarized below, is substantially consistent with objectives reflected in the Report.

Mandate and Duties of the Board
The Board has ultimate responsibility for supervising the conduct of the Company's affairs and the management of its business. The principal objective of the Board is to protect and enhance Shareholder value over the long term. Although the Board has delegated to management responsibility for the day-to-day operations of the Company, the Board has ultimate responsibility for the stewardship of the Company. Board members generally serve until the next annual meeting and do not have service contracts.
The Board's duties include overseeing strategic planning, reviewing and assessing principal risks to the Company's business and approving risk management strategies, supervising and evaluating management, authorizing significant expenditures, ensuring timely and effective communication with Shareholders, and overseeing the Company's internal controls and information systems.

The Board's duties also include planning and monitoring activities of senior management. In considering and making appointments of senior management, the Board considers it appropriate, where relevant, to address succession and planning issues. In appointing senior management, the Board considers as a necessary requirement of such appointments that such personnel be qualified to carry out the duties and responsibilities relating to the appointed positions and thus, apart from monitoring, assessing and providing feedback to senior management, the Board does not consider it necessary to engage in specifically training senior management. The Board met in person or by telephone 10 times during 2000.

Board Composition
The Report's Guidelines recommend that a majority of the Directors of the Company be "unrelated" Directors. An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with a director's ability to act with a view to the best interests of the corporation, other than the interests and relationships arising from shareholding. The Company's Board presently consists of seven members. The Board considers that four members are "unrelated" directors as defined in the Report's Guidelines. The remaining three members are currently executive officers of the Company. For the purposes of this discussion, a "related" director is a director who is not an unrelated director. All directors presently serve until the next annual meeting of the Company's Shareholders or until their successors are elected and have qualified.

The Board currently believes that seven directors, the current composition of the Board, represents an appropriate board size for the Company, having regard to the size and activities of the Company. The current composition of the Board provides, in the Board's view, an appropriate representation of senior management and outside directors.

Board Compensation
The Board reviews from time to time the compensation paid to the directors in order to ensure that directors are being adequately compensated for the duties performed and the obligations assumed by the directors.

Board Committees
The Board has delegated some of its authority to three committees of the Board. These are the Executive Committee, the Compensation Committee and the Audit Committee. The Board does not maintain a nominating committee or an orientation and education program for new directors as suggested by the Report or a committee to deal with corporate governance matters generally. Decisions regarding recruitment of new directors, assessment of current directors, succession planning and other corporate governance matters are made by the full Board. The Board is of the view that, given the size of the Company and the fact that a majority of the Board members are independent of management, these matters can be appropriately dealt with by the full Board. During 2000, all of the directors attended 75% or more of the meetings of the Board and Committees on which they served.

The Executive Committee, which is comprised of Rockne J. Timm (Chair), A. Douglas Belanger and James H. Coleman, meets in person or by phone on a regular basis. The Executive Committee supervises the business affairs of the Company between Board meetings, except for those matters assigned to the Compensation and Audit Committees. The Executive Committee is composed of one unrelated director (Mr. Coleman) and two related directors (Messrs. Timm and Belanger).

The Compensation Committee, which met four times during 2000, consists of Chris
D. Mikkelsen (Chair) and Jean Charles Potvin, both of whom are unrelated directors. The Compensation Committee has responsibility with respect to approving and advising the full Board on compensation matters involving officers of the Company.

The Audit Committee, which met once during 2000, consists of James H. Coleman (Chair), Patrick D. McChesney and Chris D. Mikkelsen, all of whom are unrelated directors. The Audit Committee recommends to the Board a firm of independent certified public accountants to audit the annual financial statements, discusses with the auditors and approves in advance the scope of the audit, reviews with the independent auditors the financial statements and their audit report, reviews management's administration of the system of internal accounting controls, and reviews the Company's procedures relating to business ethics. The Audit Committee reports to the Board on its activities and findings.

Independence From Management
It is the Board's view that the Board operates and functions independently of management as required. Although the President and Chief Executive Officer of the Company also serves as Chairman of the Board, the Board is of the view that this does not impair the Board's ability to act independently of management. The Board's independence from management is principally derived from the fact that four out of the seven Board members are unrelated and independent Directors.

Shareholder Communication
The Company communicates regularly with its Shareholders through annual and quarterly reports, as well as news releases and regulatory filings. In addition, the executive officers of the Company are responsible for addressing day-to-day Shareholder inquiries and other Shareholder communication issues.

Expectations of Management
The Board has delegated to the President and Chief Executive Officer, and other executives, responsibility for day-to-day management of the business and affairs of the Company, subject to compliance with directives and objectives established by the Board from time to time. The Board relies on management to provide the Board on a timely basis with information required by the Board to perform its duties.

Outside Advisors
The Company does not have in place any specific procedures pursuant to which an individual director may engage the services of an outside advisor at the expense of the Company. Any requests for the services of an outside advisor at the expense of the Company would be considered by the Board on a case-by-case basis.

Share Ownership by Directors and Management
The following table sets forth the share ownership in the Company by Directors and officers as of April 19, 2001.


                               Number of Common Shares
Name                           Beneficially Owned as of       Percent
                               April 19, 2001 (1)             Ownership
-----------------------------------------------------------------------
Rockne J. Timm (2) (3)           1,426,296                      5.3%
A. Douglas Belanger  (2) (3)     1,255,375                      4.7%
James P. Geyer                     366,411                      1.4%
James H. Coleman (2) (3)           254,000                      0.9%
Patrick D. McChesney (3)           212,262                      0.8%
Chris D. Mikkelsen (2) (3) (4)     269,500                      1.0%
Jean Charles Potvin                197,434                      0.8%
Mary E. Smith                      146,504                      0.6%
Robert A. McGuinness               415,669                      1.5%

(1) Includes for each individual shares issuable pursuant to presently exercisable options for common shares as of April 19, 2001 or options exercisable within 60 days of April 19, 2001 as follows: Mr. Timm, 696,700; Mr. Belanger, 573,955; Mr. Geyer, 284,209; Mr. Coleman, 216,666; Mr.
    McChesney, 142,385; Mr. Mikkelsen, 107,278; Mr. Potvin, 170,612; Ms. Smith 106,367 and Mr. McGuinness 306,622.

(2) Mr. Timm, Mr. Belanger, Mr. Coleman and Mr. Mikkelsen are Directors of Great Basin Energies, Inc., which owns 516,720 common shares, or 2.2% of the outstanding common shares. The foregoing individuals own 6.8%, 4.0%, 1.7%, and 0.9% respectively, of the outstanding common shares of Great Basin Energies, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in Great Basin Energies, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the common shares owned by Great Basin Energies, Inc.

(3) Mr. Timm, Mr. Belanger, Mr. McChesney, Mr. Coleman, and Mr. Mikkelsen are Directors of MegaGold Corporation, which owns 276,642 common shares, or 1.2% of the outstanding common shares of the Company. The foregoing individuals own 6.6%, 6.4%, 2.1%, 2.8%, and 1.4% respectively, of the outstanding common shares of MegaGold Corporation and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in MegaGold Corporation. Each of the foregoing individuals disclaims any beneficial ownership of the common shares owned by MegaGold Corporation.

(4)	Excludes 114,552 common shares of which Mr. Mikkelsen is trustee for the benefit of members of Mr. Timm's family. Mr. Mikkelsen disclaims any beneficial ownership of the 114,552 common shares.

Number of Employees
-------------------
As of March 31, 2001, the Company employed 8 people in its Spokane, Washington, office and approximately 30 people in Venezuela, of which approximately 20 are located at the Brisas property. Day-to-day activities of Venezuelan operations are managed from Caracas and Puerto Ordaz.

Item 7.  Major Shareholders and Related Party Transactions

Control of Registrant
We are not directly or indirectly owned or controlled by another corporation or by any foreign government. No company, government or individual beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 5% of the voting rights attached to the Company's issued common shares as of the date of this report. Directors and officers as a group own 4,543,451 shares (including 2,604,794 shares subject to options exercisable within 60 days), or 17.3% of the total shares issued. We have no knowledge of any arrangements that may, at a subsequent date, result in a change in our control.

Related Party Transactions

Interest of Management in Certain Transactions
The directors, officers and principal shareholders of the Company and associates, affiliatesand close family members of the foregoing have had no material interest, direct or indirect, in any transaction in which the Company has participated during the last year. The following table sets forth maximum indebtedness to the Company of each director and executive officer during the last fiscal year and the amount outstanding at March 31, 2001:


                                  Involvement of         Largest amount               Amount outstanding
Name and Principal Position	    issuer or subsidiary   outstanding during 2000(1)   at March 31, 2001
-------------------------------   --------------------   --------------------------   ------------------
Rockne J. Timm
President and CEO and Director        Lender                  $23,500                      $23,500
James P. Geyer
Senior VP and Director                Lender                   18,200                       18,200
Robert A. McGuinness
VP Finance, CFO                       Lender               (2) 62,500                       62,500
Mary E. Smith
VP Administration and Secretary       Lender                    1,743                            0


1) The indebtedness represents amounts loaned to these individuals by the Company. The Company holds promissory notes for each amount loaned at an interest rate of 4.57%.
2) Includes an outstanding loan of $50,000, bearing interest at 5.2% and secured by a second mortgage on his residence.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
None of the Directors, officers of the Company, nor any person or corporation owning more than 10% or any class of voting securities of the Company, nor any associates or affiliate of any of them, had or has any material interest in any transaction since the commencement of the Company's last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Item 8. Financial Information

Our consolidated financial statements have been prepared in accordance with auditing standards generally accepted in Canada and the United States of America.. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, please refer to note 11 to the consolidated financial statements, included elsewhere in this annual report. A consolidated balance sheet is presented for fiscal 2000 and 1999 along with consolidated statements of operations, cashflow and changes in shareholders' equity, which are presented for fiscal 2000, 1999 and 1998. Reference is made to Item 17 for detailed financial information.

Legal Proceedings
We are unaware of any legal proceedings, either threatened or pending, to which the Company is or is likely to be a party, or of which any of its properties or assets is or is likely to be the subject, that are material to the business and affairs of the Company.

Item 9. The Offer and Listing

Offer and Listing details

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

Last Six Months         TSE                         OTC
                  High        Low             High        Low
                  Canadian Dollars              U.S. Dollars
April             $0.96       $0.75           $0.63       $0.55
March              1.10        0.80            0.81        0.53
February           0.81        0.72            0.56        0.47
January            0.80        0.68            0.55        0.44
December           0.90        0.69            0.55        0.41
November           1.05        0.85            0.69        0.56


Last Eight Quarters          TSE                             OTC
                     2000           1999             2000           1999
                  High   Low     High   Low       High   Low     High   Low
                       Canadian Dollars                  U.S. Dollars
First Quarter    $1.46  $0.95   $2.32  $1.71     $1.25  $0.70   $1.56  $1.06
Second Quarter    1.10   0.85    2.00   1.52      0.88   0.59    1.38   1.03
Third Quarter     1.00   0.72    2.00   1.20      0.70   0.45    1.38   0.75
Fourth Quarter    1.05   0.67    2.15   1.02      0.70   0.41    1.47   0.72


Last Five Years         TSE                            OTC
                  High       Low                 High        Low
                  Canadian Dollars                 U.S. Dollars
2000              $1.46      $0.67               $1.25       $0.41
1999               2.32       1.02                1.56        0.72
1998               5.40       1.38                3.75        0.88
1997              15.60       2.35               11.50        1.75
1996              21.70       7.38               15.75        5.75


On March 31, 2001, the closing price for a Class A common share of the Company was Cdn$0.80 per share on the TSE and US$0.59 per share on the OTC. As of March 31, 2001, there were a total of 22,309,622 Class A common shares issued and 1,333,016 Class B common shares issued.

The number of holders of common shares of record on March 31, 2001 was approximately 1,200. Based on recent mailings to shareholders, the Company believes its common shares are owned beneficially by approximately 10,000 shareholders. An estimated 75% of the Company's shareholders are Canadian residents who own approximately 60% of the Company's outstanding shares, with the remaining outstanding shares owned primarily by U.S. residents.

On December 6, 1999, the Company announced a normal course issuer bid to purchase up to a maximum of 1,097,000 Class A common shares over a twelve month period beginning December 15, 1999. During this period, no shares were purchased by the Company.

Item 10. Additional Information

Memorandum and Articles of Association
Information under this heading is included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein. All documents may be examined at the Company's executive offices located at 926 West Sprague Avenue, Suite 200, Spokane, WA 99201, USA.

Exchange Controls and Other Limitations Affecting Security Holders
There are no Canadian laws that restrict the export or import of capital, including foreign exchange controls, or that affect the payment of dividends to non-resident holders, except as described below under the heading "Taxation".

Presently, the Company does not carry on any significant business in Canada. If, however, in the future the Company carries on a Canadian business, as defined in the Investment Canada Act, an acquisition of control of the Company by non-Canadians will be subject to the Investment Canada Act. The Investment Canada Act provides, among other things, that any non-Canadian, as defined in the Investment Canada Act, proposing to acquire control of a Canadian business through the acquisition of voting shares or the acquisition of all or substantially all the assets of the Canadian business must give notice in the prescribed form to Investment Canada, an agency of the Canadian government, and may be required to obtain approval from Investment Canada prior to implementation of such acquisition. The term "non-Canadian" is defined in the Investment Canada Act to include an individual who is neither a citizen nor a permanent resident of Canada, a foreign government or any corporation or other entity that is not Canadian-controlled.

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

Disposition of Common Shares
A Holder will not be subject to tax under the Canadian Act in respect of any capital gain realized by such Holder on a disposition or deemed disposition of common shares unless such shares constitute "taxable Canadian property" of the Holder for the purposes of the Canadian Act. Generally, the Class A common shares will not constitute taxable Canadian property of a Holder in any given taxation year in which such Holder owned the shares provided that the Class A common shares are listed on a prescribed stock exchange within the meaning of the regulations under the Canadian Act and provided further that such Holder has not at any time during the five year period immediately preceding the disposition owned (or had a right to acquire), alone or together with persons with whom such Holder does not deal at arm's length, 25% or more of the issued shares of any class or series of the capital stock of the Company. As of March 31, 2001, the Class A common shares are listed on The Toronto Stock Exchange, which is a prescribed stock exchange for purposes of the regulations under the Canadian Act. The Class A common shares received on a conversion of Class B common shares, will be taxable Canadian property. Even if common shares owned by a Holder constitute taxable Canadian property of the Holder, the Treaty provides that Canadian income tax will not be applicable to a disposition of common shares by a Holder that is a resident of the United States for the purposes of the Treaty, provided that the value of the common shares is not derived principally from real property (as defined in the Treaty) situated in Canada. The Company believes the value of its common shares is not at present derived principally from real property for these purposes. Provided that the Class A common shares are listed on a prescribed stock exchange, there are no clearance certificate requirements imposed by the Canadian Act on a Holder in respect of a disposition of Class A common shares. A Holder will be subject to the clearance certificate requirements imposed by the Canadian Act on disposition of Class B common shares, other than on a conversion to Class A common shares.

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

United States Federal Income Taxation of Dividends for U.S. Holders.
For U.S. federal income tax purposes, the gross amount of dividends paid by the Company to U.S. Holders will be treated as foreign source dividend income to the extent paid out of current or accumulated earnings and profits. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporate shareholders on dividends from U.S. domestic corporations. To the extent that an amount received by a U.S. Holder exceeds the allocable share of current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in its shares and then, to the extent in excess of such U.S. Holder's tax basis, such excess will constitute gain from a deemed sale or exchange of such shares. For U.S. foreign tax credit purposes, dividends on the shares will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income." U.S. Holders may elect annually to either deduct Canadian withholding taxes against their income or to credit the withholding taxes against their U.S. tax liability, subject to U.S. foreign tax credit limitation rules. The Company assumes no responsibility for the withholding of tax at its source.

Classification of the Company as a Controlled Foreign Corporation
Under Section 951(a) of the Code, each "United States shareholder" of a "controlled foreign corporation" ("CFC") must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. In addition, gain on the sale of stock in a CFC realized by a United States shareholder is treated as ordinary income to the extent of such shareholder's proportionate share of the CFC's undistributed earnings and profits accumulated during such shareholder's holding period for the stock. Section 951(b) of the Code defines a United States shareholder ("U.S. Shareholder") as any U.S. corporation, citizen, resident or other U.S. person who owns (directly or through certain deemed ownership rules) 10% or more of the total combined voting power of all classes of stock of a foreign corporation. In general, a foreign corporation is treated as a CFC only if such U.S. Shareholders collectively own more than 50% of the total combined voting power or total value of the corporation's stock. Under these rules the Company does not expect to be a CFC. If the Company is treated as a CFC, the Company's status as a CFC should have no adverse effect on any shareholder of the Company that is not a U.S. Shareholder.

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

For the year ended December 31, 2000, the Company was considered a PFIC because it met both the tests noted above. As a consequence, each shareholder who is a U.S. person, in the absence of an election by such shareholder to treat the Company as a "qualified electing fund" (a "QEF" election), as discussed below, will, upon certain distributions by the Company or upon disposition of the Company shares at a gain, be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated plus interest on the tax, as if the distribution or gain had been recognized ratably over the taxpayer's holding period for the Company's common shares while the Company was a PFIC. Additionally, U.S. Holders who acquired the Company's common shares from decedents who failed to make a QEF election will be denied the normally available step-up of the income tax basis for such shares to fair market value at the date of death and, instead, would have a tax basis equal to the decedent's basis, if lower.

U.S. shareholders who hold the Class A common shares during a period when the Company is a PFIC will be subject to the foregoing PFIC rules, even if the Company ceases to be a PFIC, unless they make a QEF election in the first year they held the shares and the Company was considered a PFIC.

If a U.S. shareholder makes a QEF election for the first taxable year that shares of the Company were held, distributions and gain will not be taxed as if recognized ratably over the taxpayer's holding period or subject to an interest charge in the case of a PFIC. Any future gain on the sales of the Company's shares will be characterized as capital gain and the denial of basis step-up at death described above will also not apply.

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

A U.S. shareholder who makes a QEF election for the year in which the Company first becomes a PFIC (and complies with certain U.S. federal income tax reporting requirements) should not have any material adverse U.S. federal income tax consequences because the Company had no ordinary earnings or net capital gains during the year ended December 31, 2000. In addition, the Company believes that it will not have any ordinary earnings or net capital gains in future years in which it may be deemed a PFIC. However, no assurance can be given as to this expectation. U.S. shareholders are urged to consult their tax advisors concerning the application of the U.S. federal income tax rules governing PFICs in their particular circumstances.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Company does not enter into any hedging transactions or hold any derivative instruments. The carrying amounts for cash and cash equivalents, marketable securities, deposits, advances and other, accrued interest and accounts payable and accrued expenses on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. In order to limit its market risk, the Company diversifies its cash and investment holdings into U.S. treasury and agency obligations and major financial institutions and corporations. The fair value of investments in marketable securities are disclosed in Note 2 to the Consolidated Financial Statements.

Item 12. Description of Securities Other Than Equity Securities - Not applicable.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies - None
Item 14. Material Modifications to Rights of Security Holders and Use of Proceeds - None
Item 15. [Reserved]
Item 16. [Reserved]

PART III

Item 17. Financial Statements

As a result of the Reorganization, the financial statements that are presented in this report are those of Gold Reserve Inc. and its subsidiaries as of and for the years ended December 31, 2000 and 1999 and those of Gold Reserve Corporation and its subsidiaries as of and for the year ended December 31, 1998. The financial position of the consolidated group subsequent to the Reorganization was substantially the same as prior to the Reorganization.

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

Report of Independent Accountants
To the Board of Directors and Shareholders of Gold Reserve Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Gold Reserve Inc. and subsidiaries, successor issuer to Gold Reserve Corporation, at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Canada. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Canada and the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

Spokane, Washington
February 16, 2001

GOLD RESERVE INC. and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2000 and 1999

                                                2000             1999
                                            ------------     ------------
ASSETS
Cash and cash equivalents                   $ 10,108,111     $  4,377,521
Marketable securities                          3,045,421        9,884,909
Deposits, advances and other                     370,044          346,834
Accrued interest                                  53,046          171,732
Total current assets                          13,576,622       14,780,996

Property, plant and equipment, net            44,902,369       43,374,065
Marketable securities                          3,790,030        5,350,417
Other                                          1,233,301        1,295,014
Total assets                                $ 63,502,322     $ 64,800,492

LIABILITIES
Accounts payable and accrued expenses       $    335,103     $    320,214
Note payable-KSOP                                                 184,419
Total current liabilities                        335,103          504,633

Minority interest in consolidated
subsidiaries                                   1,037,013          992,587

Total liabilities                              1,372,116        1,497,220

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
  Authorized:      Unlimited
  Issued:          None
Common shares and equity units:              102,105,986      102,067,298
  Class A common shares, without par value
    Authorized:     Unlimited
    Issued:         2000...  22,196,242;
                    1999...  21,987,672
    Outstanding:    2000...  22,018,953;
                    1999.. . 21,810,383
  Equity Units
    Issued:         2000...   1,446,396;
                    1999...   1,584,966
    Outstanding:    2000...   1,152,247;
                    1999...   1,290,817
Less, common shares and equity
units held by affiliates                        (403,331)        (403,331)
Accumulated deficit                          (39,487,340)     (38,176,276)
KSOP debt                                        (85,109)        (184,419)
Total shareholders' equity                    62,130,206       63,303,272
Total liabilities and shareholders' equity  $ 63,502,322     $ 64,800,492

The accompanying notes are an integral part of the consolidated financial statements.
Approved by the Board of Directors:

	s/ Chris D. Mikkelsen					s/ Patrick D. McChesney


GOLD RESERVE INC. and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2000, 1999 and 1998

                                             2000             1999            1998

Other Income:
Interest income                               $ 1,167,576     $ 1,171,932     $ 1,410,179
Miscellaneous                                                         860
                                                1,167,576       1,172,792       1,410,179
Expenses:
General and administrative                      1,321,044       1,744,993       1,472,277
Technical services                                418,938         620,354         660,487
Corporate communications                          229,796         261,668         382,280
Legal and accounting                               72,036         112,954         217,339
Reorganization                                                    108,714         932,798
Loss on sale of marketable securities             283,507         207,347
Foreign currency loss                              95,922         157,040         130,763
Interest                                           12,971          18,968          33,540
Minority interest in net income (loss)
  of consolidated subsidiaries                     44,426         (12,650)         30,715
                                                2,478,640       3,219,388       3,860,199

Net loss                                     $ (1,311,064)   $ (2,046,596)   $ (2,450,020)

Net loss per share-basic and diluted         $      (0.06)   $      (0.09)   $      (0.11)

Weighted average common shares outstanding     23,112,159      22,792,898      22,586,136


The accompanying notes are an integral part of the consolidated financial statements.


GOLD RESERVE INC. and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2000, 1999 and 1998

                                                                                                          Common Shares
                                    Common Shares and Equity Units Issued               Accumulated       and Equity Units
                                    Common Shares     Equity Units     Amount           Deficit           Held by Affiliates
Balance, December 31, 1997          22,918,143                         $ 102,269,494    $ (33,679,660)    $ (1,428,565)
Net loss                                                                                   (2,450,020)
Change in shares held by affiliates                                       (1,034,323)                        1,025,234
Common shares issued for cash          273,624                               425,883
Balance, December 31, 1998          23,191,767                           101,661,054      (36,129,680)        (403,331)
Net common shares exchanged
  for equity units                  (1,584,966)       1,584,966
Net loss                                                                                   (2,046,596)
Common shares issued for cash          380,871                               406,244
Balance, December 31, 1999          21,987,672        1,584,966          102,067,298      (38,176,276)        (403,331)
Equity units exchanged for
  common shares                        138,570         (138,570)
Net loss                                                                                   (1,311,064)
Common shares issued                    70,000                                38,688
Balance, December 31, 2000          22,196,242        1,446,396        $ 102,105,986   $ (39,487,340)       $ (403,331)

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC. and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2000, 1999 and 1998

                                                               2000            1999            1998
Cash Flow from Operating Activities:
Net loss                                                       $ (1,311,064)   $ (2,046,596)   $  (2,450,020)
Adjustments to reconcile net loss to net
  cash used by operating activities:
     Depreciation                                                    46,426          42,667           38,365
     Amortization of premium (discount)
        on marketable securities                                    (32,536)        (60,698)          94,522
     Foreign currency loss                                           95,922         157,040          130,763
   Minority interest in net income (loss) of
       consolidated subsidiaries                                     44,426         (12,650)          30,715
     Net loss on disposition of marketable securities               283,507         207,347
     Other                                                           25,938
Changes in current assets and liabilities:
     Decrease in litigation settlement held in escrow                                              4,500,000
     (Increase) decrease in other current assets                     95,476         399,536         (265,620)
     Decrease in litigation settlement payable                                                    (4,500,000)
     Increase (decrease) in other current liabilities                14,889        (465,540)         139,551
Net cash used by operating activities                              (737,016)     (1,778,894)      (2,281,724)
Cash Flow from Investing Activities:
Purchase of marketable securities                                (4,958,408)    (12,948,347)     (18,192,858)
Purchase of property, plant and equipment                        (1,657,902)     (2,535,612)      (2,761,119)
Proceeds from the sale and maturity of marketable securities     13,107,312      18,292,653       13,056,187
Other                                                                61,713          93,288           77,695
Net cash provided (used) by investing activities                  6,552,715       2,901,982       (7,820,095)
Cash Flow from Financing Activities:
KSOP purchases of common shares                                     (85,109)
Proceeds from issuance of common shares                                             406,244          425,883
Net cash provided (used) by financing activities                    (85,109)        406,244          425,883
Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents              5,730,590       1,529,332       (9,675,936)
Cash and cash equivalents - beginning of year                     4,377,521       2,848,189       12,524,125
Cash and cash equivalents - end of year                        $ 10,108,111     $ 4,377,521      $ 2,848,189

Supplemental Cash Flow Information

Cash paid during the year for:
Interest                                                           $ 12,971        $ 18,968         $ 33,540

Non-cash investing and financing activities:
Issuance of common shares as compensation                          $ 38,688

The accompanying notes are an integral part of the consolidated financial statements.

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

In February 1999, the shareholders of Gold Reserve Corporation approved a plan of reorganization whereby Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer (the "Reorganization"). Generally, each shareholder of Gold Reserve Corporation received one Gold Reserve Inc. Class A common share for each common share owned of Gold Reserve Corporation. After the Reorganization, a shareholder of Gold Reserve Inc. continued to own an interest in the business, through subsidiary companies, that in aggregate was essentially the same as before the Reorganization.

Certain U.S. holders of Gold Reserve Corporation elected, for tax reasons, to receive equity units in lieu of Gold Reserve Inc. Class A common shares. An equity unit is comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share. The equity units are substantially equivalent to a Class A common share and are immediately convertible into Gold Reserve Inc. Class A common shares upon compliance with certain procedures. Equity units are not listed for trading on any stock exchange, but, subject to compliance with applicable federal, provincial and state securities laws, may be transferred. Unless otherwise noted, general references to common shares of the Company include Class A common shares and Class B common shares as a combined group.

The consolidated financial statements that are presented in this report are those of Gold Reserve Inc. as of and for the years ended December 31, 2000 and 1999 and Gold Reserve Corporation for the year ended December 31, 1998.

Presentation of financial statements and consolidation. The consolidated financial statements contained herein have been prepared in accordance with accounting principles generally accepted in Canada, which as described in Note 11, differ in certain respects from accounting principles generally accepted in the United States of America.

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

Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. At December 31, 2000 and 1999, the Company had approximately $66,000 and $111,000, respectively, in Venezuelan and offshore banks.

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

Foreign Currency. The Company utilizes the U.S. Dollar as its functional currency. Foreign currency amounts are translated into U.S. Dollars using the temporal method. Accordingly, non-monetary assets and liabilities are translated at historical rates, monetary assets and liabilities are translated at current rates and revenue and expense items are translated at average exchange rates for the month in which they occur. Translation gains and losses are included in operating expenses.

Accounting for Stock Options. The Company provides the disclosure only requirements for stock options in accordance with the Emerging Issues Committee Abstract 98, "Stock-Based Compensation Plans-Disclosures." No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

Income Taxes. Effective January 1, 2000, the Company has retroactively adopted the liability method of accounting for income taxes, following new standards adopted by the Canadian Institute of Chartered Accountants ("CICA"). The adoption of the new standards resulted in no adjustment to opening retained earnings. Under the new standards, future tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

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

Net Loss Per Share. Net loss per share (basic and diluted) is computed by dividing net loss by the weighted average number of common shares outstanding during each year, which has been reduced by the Company's proportionate ownership of common shares owned by Great Basin and MegaGold. As of December 31, 2000, 1999 and 1998, there were 3,305,471, 3,313,240 and 3,422,784 shares, respectively, available for issuance pursuant to the exercise of previously granted share options. These options were not included in the computation of diluted loss per share as a loss was incurred in each of these years and their inclusion would be anti-dilutive.

Reclassifications. Certain reclassifications of the 1999 and 1998 consolidated financial statement balances have been made to conform with the 2000 presentation. These reclassifications had no effect on the net loss or accumulated deficit as previously reported.

2.     Marketable Securities:

Investments in marketable securities are recorded at amortized cost and yield between 5% and 7%. The debt securities at December 31, 2000 mature as follows:
$49,990 in 2001, $1,998,763 in 2004, $1,000,000 in 2005 and $495,000 in 2007.

                                       Amortized Cost/     Quoted
                                       Carrying Value      Market Value

2000
Temporary:
Corporate debt securities                 $    49,990       $    49,537
Equity securities                           2,995,431         3,116,813
Total                                     $ 3,045,421       $ 3,166,350
Long-term:
U.S. treasuries and agency obligations    $ 2,493,763       $ 2,471,985
Corporate debt securities                   1,000,000           978,680
Equity securities (1)                         296,267           272,517
Total                                     $ 3,790,030       $ 3,723,182

1999
Temporary:
U.S. treasuries and agency obligations    $ 9,884,909       $ 9,875,586
Long-term:
U.S. treasuries and agency obligations    $ 3,543,331       $ 3,373,627
Equity securities (1)                       1,807,086         1,466,843
Total                                     $ 5,350,417       $ 4,840,470

(1) Includes shares of the Company owned by its subsidiaries. See Note 6 to the consolidated financial statements.

3.     Property, Plant and Equipment:

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation of mining assets is capitalized. Depreciation expense for the years ended December 31, 2000, 1999 and 1998 was $46,426, $42,667 and $38,365,
respectively. Property, plant and equipment as of December 31, 2000 and 1999 consisted of the following:

                                                 Accumulated
                                      Cost       Depreciation            Net
2000
United States
Furniture and office equipment  $    359,915     $   (246,872)     $    113,043
Leasehold improvements                35,633          (13,429)           22,204
                                     395,548         (260,301)          135,247

Foreign
Property and mineral rights     $ 11,252,335                       $ 11,252,335
Capitalized exploration and
 development costs                33,359,008                         33,359,008
Buildings                            266,141     $   (169,457)           96,684
Furniture and office equipment       398,638         (368,147)           30,491
Transportation equipment             285,207         (263,574)           21,633
Machinery and equipment              310,166         (303,195)            6,971
                                  45,871,495       (1,104,373)       44,767,122
Total                           $ 46,267,043     $ (1,364,674)     $ 44,902,369

1999
United States
Furniture and office equipment  $    329,419     $   (211,241)     $    118,178
Leasehold improvements                46,807          (17,477)           29,330
                                $    376,226     $   (228,718)     $    147,508

Foreign
Property and mineral rights     $ 11,102,335                       $ 11,102,335
Capitalized exploration and
development costs                 31,862,424                         31,862,424
Buildings                            266,141     $   (132,033)          134,108
Furniture and office equipment       397,901         (343,866)           54,035
Transportation equipment             285,207         (224,687)           60,520
Machinery and equipment              310,166         (297,031)           13,135
                                  44,224,174         (997,617)       43,226,557
Total                           $ 44,600,400     $ (1,226,335)     $ 43,374,065

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

4.     KSOP Plan:

The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. To date, no participant has utilized the salary reduction component. Prior to 2000, common shares purchases by the KSOP plan were financed by bank loans. Beginning in 2000, common shares purchased by the KSOP Plan are financed by the Company. Unallocated shares are recorded as a reduction to shareholders' equity. Allocation of common shares to participants' accounts is based on contributions by the Company, up to a maximum of 25% of the participants' annual compensation or $30,000, whichever is less, divided by the original purchase price of the common shares. The Company allocated contributions to eligible participants for the Plan years 2000, 1999 and 1998 of $224,120, $239,710 and $313,025, respectively. As of December 31, 2000, 76,599 common shares remain unallocated to plan participants.

5.     Share Option Plan:

The Company's Equity Incentive Plan (the "Plan") allows for the granting of up to 2,000,000 common share purchase options, in addition to any options issued pursuant to previous plans, to officers, directors and key individuals for terms of up to ten years. The Company measures compensation cost for share-based employee compensation plans using the intrinsic value method of accounting. The vesting period of options ranges from immediately to up to three years. Share option transactions for the last three years are as follows:

                              2000                     1999                     1998
                                     Weighted                 Weighted                 Weighted
                                      Average                  Average                  Average
                                     Exercise                 Exercise                 Exercise
                            Shares      Price        Shares      Price        Shares      Price
Options outstanding at
    beginning of year    3,313,240     $ 2.93     3,422,784     $ 3.46     2,908,075     $ 6.60
Options exercised                                   (12,500)      1.19      (223,624)      1.90
Options canceled           (92,769)      1.10      (653,544)      3.32      (116,667)      3.17
Options granted             85,000       0.68       556,500       1.31       855,000       2.67
Options outstanding at
end of year              3,305,471     $ 2.23     3,313,240     $ 2.93     3,422,784     $ 3.46
Options exercisable
    at end of year       3,080,878                2,673,612                2,065,868

                         Price                    Price                    Price
                         Range                    Range                    Range
Option exercise price
at end of year           $ 0.55 - $ 3.75          $ 0.91 - $ 3.75          $ 1.06 - $ 10.00
Option exercise price
for exercisable shares   $ 0.55 - $ 3.75          $ 0.91 - $ 3.75          $ 1.06 - $ 10.00

As of December 31, 2000, the weighted average remaining contractual life of total options outstanding was 2.77 years. The weighted average exercise price of total options outstanding and those options which were exercisable at December 31, 2000, was $2.23 and $2.26, respectively.

In September 1999, the Board approved a resolution amending the exercise price of certain incentive stock options previously granted under the Plan. Shareholder and regulatory approval was obtained in June 2000. Under the program, executive officers and directors were permitted to exchange 1/3 of their below-market options. These options, which were originally issued at an exercise price of $3.75, were exchanged for options priced at $1.00. The new option exercise price approximated the then most recent 30-day average share price. The vesting schedules remained unchanged. In addition, non-executive employees and consultants were allowed to exchange all of their below-market options for options priced at $1.50.

6.     Related Party Transactions:

MegaGold. The President, Executive Vice President, Vice President-Finance and Vice President- Administration of the Company are also officers, directors and/or shareholders of MegaGold. At December 31, 2000 and 1999, the Company owned 23,304,174 common shares of MegaGold which represented 63% of the outstanding shares. MegaGold owned 276,642 common shares of the Company at December 31, 2000 and 1999. In addition, MegaGold owned 280,000 common shares of Great Basin at December 31, 2000 and 1999. The Company performs various administrative functions and sublets a portion of its office space to MegaGold for $1,200 per year.

Great Basin. The President, Executive Vice President, Vice President-Finance and Vice President- Administration of the Company are also officers, directors and/or shareholders of Great Basin. At December 31, 2000 and 1999, the Company owned 24,210,636 common shares of Great Basin which represented 58% of the outstanding shares. Great Basin owned 516,720 common shares of the Company at December 31, 2000 and 1999. Great Basin also owned 170,800 common shares of MegaGold at December 31, 2000 and 1999. The Company performs various administrative functions and sublets a portion of its office space to Great Basin for $1,200 per year.

Legal Fees Paid to Director. One of the Company's directors also serves as Canadian legal counsel for the Company. During 2000, 1999 and 1998, the Company incurred expenses of approximately $16,000, $31,000 and $23,000, respectively, for services performed by the director and his firm, in which he is Chairman and a partner.

Notes Receivable from Officers. As of December 31, 2000 and 1999, the Company had $109,100 and $111,000 respectively, in notes receivable due from officers. The notes bear interest at between 4.6% and 5.2% and are due in one year.

7.      Income Tax:

No income tax benefit has been recorded for the three years ended December 31, 2000 due to the uncertainty of recoverability of the benefit associated with the net operating loss carryforwards. The Company's Venezuelan subsidiaries are subject to Venezuelan income tax. All costs related to the Brisas property have been recorded as capitalized exploration and development costs for tax purposes, and therefore the Company has not recorded any foreign tax attributes. No income tax has been paid or accrued by the Company's subsidiaries during 2000, 1999 and 1998. The Company has recorded a valuation allowance to reflect the estimated amount of the deferred tax asset which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carryforwards prior to expiration. The valuation allowance for deferred tax assets may be reduced in the near term if the Company's estimate of future taxable income changes. The components of the deferred tax assets and liabilities as of December 31, 2000 and 1999 were as follows:

                                                Deferred Tax Asset(Liability)
                                                     2000            1999

Accounts payable and accrued expenses             $     8,846     $     6,309
Investment income                                     (18,801)        (58,321)
Property, plant and equipment                       8,507,044       8,496,025
Total temporary differences                         8,497,089       8,444,013
Net operating loss carryforward                     3,379,888       3,480,219
Capital loss                                          132,122          29,763
Investment tax credit                                   5,967           5,967
Alternative minimum tax credit                         19,871          19,871
Total temporary differences, operating losses
   and tax credit carryforwards                    12,034,937      11,979,833
Valuation allowance                               (12,034,937)    (11,979,833)
Net deferred tax asset                           $          -    $          -


At December 31, 2000, the Company had the following U.S. federal tax basis loss carryforwards and tax credits:

                                                   Amount          Expires
Regular tax net operating loss:                $    272,248          2006
                                                  1,650,395          2007
                                                  1,244,312          2008
                                                    688,808          2009
                                                    341,750          2010
                                                    645,622          2011
                                                  1,424,144          2012
                                                  1,386,674          2018
                                                  1,621,230          2019
                                                    665,663          2020
                                               $  9,940,846

Alternative minimum tax net operating loss:    $    289,523          2006
                                                  1,624,454          2007
                                                  1,218,023          2008
                                                    671,999          2009
                                                    572,555          2010
                                                    781,796          2011
                                                  1,646,989          2012
                                               $  6,805,339

Investment tax credit                          $      5,967          2001

Capital loss                                   $     87,539          2004
Capital loss                                   $    301,054          2005

Alternative minimum tax credit                 $     19,871

8.     Geographic Segments:

                                    United States     Venezuela    Consolidated
2000
Revenues                             $  1,167,576                  $  1,167,576
Depreciation                               46,426                        46,426
Interest expense                           12,971                        12,971
Net loss                                1,220,797   $     90,267      1,311,064
Identifiable assets
Property, plant and equipment, net   $    135,247   $ 44,767,122   $ 44,902,369
General corporate assets               17,205,278      1,394,675     18,599,953
Total identifiable assets            $ 17,340,525   $ 46,161,797   $ 63,502,322

1999
Revenues                             $  1,172,792                  $  1,172,792
Depreciation                               42,667                        42,667
Interest expense                           18,968                        18,968
Net loss                                1,876,920   $    169,676      2,046,596
Identifiable assets
Property, plant and equipment, net   $    147,508   $ 43,226,557   $ 43,374,065
General corporate assets               19,780,144      1,646,283     21,426,427
Total identifiable assets            $ 19,927,652   $ 44,872,840   $ 64,800,492

1998
Revenues                             $  1,410,179                  $  1,410,179
Depreciation                               38,365                        38,365
Interest expense                           33,540                        33,540
Net loss                                2,309,888   $    140,132      2,450,020
Identifiable assets
Property, plant and equipment, net   $    118,548   $ 40,919,612   $ 41,038,160
General corporate assets               24,142,801      1,738,073     25,880,874
Total identifiable assets            $ 24,261,349   $ 42,657,685   $ 66,919,034

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

10.     Shareholder Rights Plan:

At the 1997 annual meeting of shareholders, a "Shareholder Rights Plan" was voted upon and approved by the shareholders of Gold Reserve Corporation. As part of the Reorganization described in Note 1, the Shareholder Rights Plan was assumed by the successor issuer Gold Reserve Inc. The Rights Plan is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Rights Plan is designed to give the board of director's time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company's outstanding shares without complying with the "permitted bid" provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time. Unless otherwise reaffirmed by the shareholders, the Rights Plan expires on June 30, 2003.

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

                             Canadian GAAP      Change        U.S. GAAP
2000
Total assets                 $ 63,502,322       $ 97,632     $ 63,599,954
Total shareholders' equity     62,130,206         97,632       62,227,838
Comprehensive loss             (1,311,064)       437,875         (873,189)

1999
Total assets                 $ 64,800,492     $ (340,243)    $ 64,460,249
Total shareholders' equity     63,303,272       (340,243)      62,963,029
Comprehensive loss             (2,046,596)      (325,993)      (2,372,589)

1998
Total assets                 $ 66,919,034     $  (11,625)    $ 66,907,409
Total shareholders' equity     64,713,272        (11,625)      64,701,647
Comprehensive loss            (2,450,020)        (22,625)      (2,472,645)

12.     Operating Lease:

The Company leases office space under a non-cancelable operating lease that expires in February 2004. Rent expense under the lease during 2000 was $106,002. Future minimum annual rent payable under the lease for each of the years 2001 through 2003 is $106,002 and $17,667 in 2004.

ITEM 18. Financial Statements - Not Applicable
ITEM 19. Financial Statements and Exhibits

Index to Consolidated Financial Statements

Management's Report
Auditors' Report
Consolidated Balance Sheets
December 31, 2000 and 1999
Consolidated Statements of Operations
for the years ended December 31, 2000, 1999 and 1998
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2000, 1999 and 1998
Consolidated Statements of Cash Flows
for the years ended December 31, 2000, 1999 and 1998
Notes to Consolidated Financial Statements

Exhibit Table and Index to Exhibits .The following exhibits are filed as part of this report. Exhibits previously filed are incorporated by reference, as noted.

Exhibit
Number  Exhibit

1.0 Restated Articles of Incorporation of the Company. Filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

1.1 Bylaws of the Company. Filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

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

2.1 Exchange Agreement by and among Gold Reserve Corporation, the Company, TranSecurities International, Inc. and Holders of Unit Shares, dated November 17, 1998. Filed as Exhibit 4.1 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

2.2 Rights Agreement, dated as of October 5, 1998, between the Company and Montreal Trust Company of Canada. Filed as Exhibit 4.3 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

2.3     Form of Certificate for the Company's Class A common shares. Filed as
Exhibit 4.4 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

2.4 Form of Certificate for the Unit Share. Filed as Exhibit 4.5 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

8.0 Subsidiaries of Registrant. Filed as Exhibit 21 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

10.0     Consent of PricewaterhouseCoopers LLP**
     ** Filed herewith

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         GOLD RESERVE INC.

                         By:
                         Rockne J. Timm, its Chairman of the Board,
                         President and Chief Executive Officer
                         May 11, 2001

                         By:
                         Robert A. McGuinness, its Vice President of Finance and Chief Financial Officer, its Principal Financial and Accounting Officer
                         May 11, 2001







Exhibit 10.0
Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 033-61113 and No. 333-56495) of Gold Reserve Inc. of our report dated February 16, 2001 relating to the financial statements, which appears in this Form 20-F.

     s/ PricewaterhouseCoopers LLP

Spokane, Washington
May 11, 2001