Form 20-F
period 2001-12-31
GOLD RESERVE INC
filed 2002-05-09
CIK 1072725

FORM 20-F

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

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

The total number of the registrant's shares issued as of December 31, 2001:

Class A common shares, no par value per share: 22,655,122
Equity Units, no par value per share: 1,313,016

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

TABLE OF CONTENTS
PART I
GENERAL INFORMATION
Forward-Looking Statements
Reserve Estimates
Currency
Item 1. Identity of Directors, Senior Management and Advisors - Not
Applicable
Item 2. Offer Statistics and Expected Timetable - Not Applicable
Item 3. Key Information
Selected Financial Data
Risk Factors
Item 4. Information on the Company
History and Development of the Company
Description of Property
Brisas-Cristinas Combined Project
Venezuelan Mining, Environment and Other Matters
Item 5. Operating and Financial Review and Prospects Overview
Liquidity and Capital Resources
Results of Operations
Item 6. Directors and Senior Management and Employees
Compensation of Directors and Officers
Item 7.  Major Shareholders and Related Party Transactions
Control of Registrant
Related Party Transactions
Item 8. Financial Information
Legal Proceedings
Item 9. The Offer and Listing
Offer and Listing details
Item 10. Additional Information
Memorandum and Articles of Association
Exchange Controls and Other Limitations Affecting Security Holders
Taxation
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Item 12. Description of Securities Other Than Equity Securities - Not applicable.
PART II
Item 13. Defaults, Dividends Arrearages and Delinquencies - None
Item 14. Material Modifications to Rights of Security Holders and Use of Proceeds - None
Item 15. [Reserved]
Item 16.  [Reserved]
PART III
Item 17. Financial Statements
Management's Report
Report of Independent Accountants
ITEM 18. Financial Statements - Not Applicable
ITEM 19. Financial Statements and Exhibits
Index to Consolidated Financial Statements
Exhibit Table and Index to Exhibits
Signatures
Glossary of Significant Terms


PART I

GENERAL INFORMATION

Forward-Looking Statements

The information presented in or incorporated by reference in this report includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), relating to the future results of Gold Reserve Inc. (the "Company") (including projections and business trends), which involve risks and uncertainties. Except where the context indicates otherwise, "Company" means Gold Reserve Inc., its predecessor Gold Reserve Corporation and subsidiaries.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk that actual reserves may vary considerably from estimates presently made, the impact of metals prices and metal production volatility, our concentration of operations and assets in Venezuela, regulatory, political and economic risks associated with Venezuelan operations, our ability to obtain additional funding for any future development of the Brisas property, our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties.

The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "will," "risk," "project," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

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


                         2001         2000         1999         1998         1997
                         ----------   ----------   ----------   ----------   ----------
                         (in thousands of  U.S. Dollars, except share and per share amounts)
Other income               $  1,200     $    884        $ 965      $ 1,410      $ 1,806
Net loss                       (851)      (1,311)      (2,047)      (2,450)      (1,533)
Loss per common share (1)     (0.04)       (0.06)       (0.09)       (0.11)       (0.07)
Total assets (2)             62,553       63,231       64,800       66,919       73,282
Net Assets
Shareholders' equity(3)      61,169       62,859       63,303       64,713       66,538
Capital stock               102,266      102,106      102,067      101,661      102,269
Common shares:
  Issued                 22,655,122   22,196,242   21,987,672   23,191,767   22,918,143
  Outstanding(4          22,361,035   21,902,155   21,810,383   22,720,329   22,437,099
Equity Units:
  Issued                  1,313,016    1,446,396    1,584,966
  Outstanding(4)            813,741      947,121    1,290,817

____________________
1. Basic and diluted.`

2. Total assets prepared in accordance with accounting principles generally accepted in the U.S. at December 31, 2001, 2000, 1999, 1998, and 1997 were $62,713, $63,329, $64,460, $66,907 and $73,293, respectively.

3. Total shareholders' equity prepared with accounting principles generally accepted in the U.S. at December 31, 2001, 2000, 1999, 1998 and 1997 was $61,329, $61,957, $62,963, $64,702 and $66,549, respectively.

4. Great Basin and MGC Ventures, each consolidated subsidiaries of the Company, own shares of the Company, representing an indirect investment in itself. The shares held by these entities represents the difference between issued and outstanding shares.

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

Mineral reserve estimation is an interpretive process based on drilling results and experience as well as estimates of mineralization characteristics and mining dilution, metal prices, costs of mining and processing, capital expenditures and many other factors. Grades of mineralization processed at any time also may vary from mineral reserve estimates due to geologic variations within areas mined. Production may vary from estimates because of changes in mineral reserves, variations in mineralization mined from estimated grade and metallurgical characteristics, unexpected ground conditions, mining dilution, labor actions and government regulations or restrictions. Cash costs may differ due to variations in mineral reserves and production estimates, unexpected mining conditions and changes in estimated costs of equipment, supplies, utilities and labor and exchange rates. Noncash estimates, based on total capital costs and mineral reserve estimates, could change based on actual amounts of capital incurred. Actual quality and characteristics of deposits cannot be fully assessed until mineralization is actually mined and as a result, mineral reserves change over time to reflect actual experience.

RISKS INHERENT IN THE MINING INDUSTRY

Development of a gold and copper project is subject to all of the risks inherent in the mining industry, including environmental hazards, industrial accidents, labor disputes, legal regulations or restrictions, unusual or unexpected geologic formations, cave-ins, flooding, and periodic interruptions due to inclement weather. These risks could result in damage to, or destruction of, mineral properties and production facilities, personal injury, environmental damage, delays, monetary losses and legal liability. Insurance covering environmental or other catastrophic liabilities is not maintained and will not be maintained in the future unless it is economically feasible. Insurance against environmental risks (including pollution or other hazards resulting from the disposal of waste products generated from exploration and production activities) is not generally available to companies in the mining industry. The payment of environmental liabilities would reduce available funds and in the event we were unable to fund the cost of remedying an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of remedial activities.

FOREIGN OPERATIONS

At December 31, 2001, approximately 76% of our identifiable assets were located in Venezuela. Political and economic conditions in Venezuela have, on occasion, resulted in political and social turmoil, but to date, such conditions have not adversely affected our operations. Nonetheless, our future operations and investments could be adversely affected by exchange controls, currency fluctuations, political instability, changes in mining laws or regulations, taxation, judicial decisions and laws or policies of Venezuela and the United States affecting trade, investment, taxation and other factors. Development time schedules and future reclamation and remediation cost estimates are based on existing and expected legal requirements, past experience, cost estimates by management and others, expectations regarding government action and time for government agencies to act, all of which change over time and require periodic evaluation. Whether and to what extent current or future economic, regulatory or political conditions (see Item 4. Information on the Company) may affect future development cannot be predicted.

ENVIRONMENTAL MATTERS

Venezuela maintains environmental laws and regulations for the mining industry, which impose significant obligations on companies doing business in the country. Venezuela's environmental laws and regulations are administered through the MARN. The MARN proscribes certain mining recovery methods deemed harmful to the environment and monitors concessionaires' activities to ensure compliance. The Brisas property is located within the Imataca Forest Reserve (the "Imataca"), in the State of Bolivar. In 1986, an area within the Imataca, which includes the Brisas property, was authorized by presidential decree for mining activities. These regulations were later challenged by several parties as unconstitutional. The Venezuelan Supreme Court (the "Court") subsequently issued an order prohibiting new concessions in the Imataca. Subsequent to the Court's order, the MEM granted the Company the Brisas hardrock concession. We have been advised by Venezuelan counsel that it is unlikely that future rulings by the Court related to this issue will impact our concessions, but there can be no assurance that an adverse ruling that affects us will not occur.

GOLD AND COPPER

The price of gold and copper has a significant influence on the market price of our shares and our business activities. The price of gold is affected by numerous factors beyond our control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. Recently the price of gold has been at a 20 year low. Copper prices also fluctuate and are generally affected by global and regional demand and existing inventories. As of March 31, 2002, the closing price for gold and copper was: Gold: $301.40 per ounce, Copper: $0.75 per pound. The following table sets forth the average of the daily closing price for gold and copper for the periods indicated as reported by the London Metal Exchange:


                      YEAR ENDED DECEMBER 31,
                      --------------------------------------------------------
                      5 Yr. Avg.    2001     2000     1999     1998     1997
                      ----------    ------   ------   ------   ------   ------
Gold ($ per ounce)    293           271      279      279      294      340
Copper ($ per pound)    0.80          0.73     0.80     0.71     0.75     1.03

PROJECT DEVELOPMENT

Capital expenditure estimates for the Brisas property are based on available information as outlined in the preliminary feasibility study. Estimates contained in the preliminary feasibility study could differ significantly from those contained in the final feasibility study however, management does not anticipate any significant changes. It is not unusual in new mining operations to experience unexpected problems during development. Costs could increase depending upon a number of factors within and beyond our control. The capital cost estimates outlined in this report are based on operating experience, expected production, estimates by and contract terms with third-party suppliers, expected legal requirements, reports by our employees and independent contractors and other factors. Factors involved in estimated time for completion of projects include our management's experience in completing capital projects, estimates by and contract terms with contractors, engineers, suppliers and others involved in design and construction of projects, and estimated time for government entities to process applications, issue permits and take other actions. Changes in any of these factors may cause costs and time for completion to vary significantly from estimates.

DEPENDENCE ON FINANCING ACTIVITIES

We do not generate revenue from operations. We have historically financed operating activities primarily from the sale of common shares. We anticipate that the present cash and investments position of approximately $14.3 million will be sufficient to cover estimated operating and capital expenditures, primarily those associated with the Brisas property, beyond 2004. Significant additional financing will be needed if and when construction on the Brisas commences. We currently have no near-term plans to raise funds through the sale of equity or debt.

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

HISTORY

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

ORGANIZATIONAL STRUCTURE

References to the "Company" throughout this report refer primarily to Gold Reserve, Inc., Gold Reserve Corporation, Gold Reserve de Venezuela, C.A. ("GLDRV"), Compania Aurifera Brisas del Cuyuni, C.A. ("BRISAS"), Great Basin Energies, Inc. ("Great Basin") and MGC Ventures Inc. ("MGC Ventures"), formally MegaGold Corporation. Great Basin and MGC Ventures are U.S. corporations, which have no current business activities and each hold approximately $1 million in cash and investments. All subsidiaries are wholly owned except for Great Basin and MGC Ventures, which are owned 58% and 63%, respectively.

CORPORATE REORGANIZATION

In February 1999, Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer (the "Reorganization"). Generally, each shareholder of Gold Reserve Corporation received one Gold Reserve Inc. Class A common share for each common share owned of Gold Reserve Corporation. Certain U.S. holders elected, for tax reasons, to receive equity units in lieu of Class A common shares. An equity unit, comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share, is substantially equivalent to a Class A common share and is generally immediately convertible into Class A common shares. Equity units are not listed for trading on any stock exchange, but subject to compliance with applicable federal, provincial and state securities laws, may be transferred. Unless otherwise noted, general references to common shares of the Company include Class A common shares and Class B common shares as a combined group. After the Reorganization, a shareholder continued to own an interest in the business that in aggregate was essentially the same as before the Reorganization.

PRIMARY MINING ASSET

Our primary mining asset, the Brisas property, is a gold and copper deposit located in the KM 88 mining district of the State of Bolivar in southeastern Venezuela. Approximately $70 million has been expended on the Brisas property since its acquisition in 1992. We have no revenue producing mining operations at this time. Proven and probable mineral reserves on the Brisas property, last reported upon in early 2000, total approximately 6 million ounces of gold and 706 million pounds of copper using US $300 per ounce gold and US $0.80 per pound copper. The total mineral resource on the property approximates 10 million ounces of gold and 1 billion pounds of copper. The mineral reserve and resource estimates set forth in this document have been prepared in accordance with the disclosure requirements of applicable Canadian Securities Commissions. Such estimates will not qualify as a commercially mineable ore body under standards promulgated by the U.S. Securities and Exchange Commission until the economic viability of the project is established and documented in a final feasibility study.

FINANCIAL POSITION

Cash and short and long-term investments at March 31, 2002, approximate $14.3 million. We presently have no long-term debt and anticipate that current cash and investment balances will be sufficient to cover estimated operating and capital expenditures (excluding construction costs, if any) beyond 2004. Significant additional financing will be needed if and when construction on the Brisas property commences. We currently have no near-term plans to raise funds through the sale of equity or debt.

SHARES ISSUED

As of March 31, 2002, the Company had the following Class A Common shares, equity units and share purchase options issued:

Class A Common shares        22,709,447
Equity Units*                 1,301,691
                             ----------
  Total Issued               24,011,138
Share purchase options        3,376,398
                             ----------
  Fully diluted              27,387,536
                             ==========

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

The Brisas alluvial concession is an exploitation concession with a term of 20 years and two renewal periods of 10 years each, at the discretion of MEM, and a 3% assessment on gold sales. The Brisas hardrock concession is an exploitation concession with a term of 20 years with two subsequent renewal periods of 10 years each, at the discretion of the MEM. The hardrock concession provides for up to a 4% royalty on gold sales and up to a 7% mine mouth tax on copper production. Gold sold directly to the Central Bank of Venezuela is subject to a maximum 1% royalty.

REGIONAL INFRASTRUCTURE

The project site is located in the Guayana region. The nearest major city is Puerto Ordaz, with approximately 700,000 inhabitants. Puerto Ordaz has major port facilities, accessible to ocean-going vessels from the Atlantic Ocean, via the Orinoco, a distance of about 200 km. Puerto Ordaz is the center of major industrial developments in the area, including iron and steel mills, aluminum smelters, iron and bauxite mining and forestry. These industries are supported by major hydroelectric generating plants on the Caroni River, which provide 12,900 MW of electricity. A 400 kV power line runs through the community of Las Claritas, nearby the project, and is expected to supply sufficient power for the Brisas property. A transformer station is located 3 km from the property.

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

PRELIMINARY FEASIBILITY STUDY

The preliminary feasibility study was originally completed in 1998 with the assistance of JE MinCorp, a Division of Jacobs Engineering Group Inc., and a number of other independent consultants and last updated in early 2000. Behre Dolbear audited our data collection procedures and modeling and mineral reserve methodology for the most recent preliminary feasibility study. Behre Dolbear concluded in their reports that: technical data collection procedures met or exceeded accepted industry standards; assay laboratories provided reliable and acceptable results; and the compiled database was of a quality appropriate for utilization in a mineral reserve study suitable for obtaining financing. Further, the estimating techniques used were an accurate representation for the mineral reserves; drill hole spacing was sufficient to generate future estimates of proven and probable mineral reserves; and the database was correct and reliable. The results of the audits also concluded that the mineral reserve risk for the project is low and there is upside potential for additional mineral reserves at the Brisas property because the mineralization can be extrapolated with quite high confidence beyond the current drilling in the down dip direction and to the north. A final feasibility study will be required to be completed before a production decision on the property can be made.

GEOLOGY

The Brisas property is within the Proterozoic granite-greenstone terrain of the Guyana shield. The shield covers eastern Colombia, southeastern Venezuela, Guyana, Suriname, French Guiana and northeastern Brazil. The terrain is a thick section of andesite to dacite volcanics intruded by numerous granite stocks and batholiths. Several periods of deformation, metamorphism, and mineralization can be documented within this terrain.

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

HISTORICAL EXPLORATION

Past surface and alluvial mining by local miners helped identify the property as a target for gold exploration. Exploration activities, commenced by us in 1992, have included surface mapping and geochemical sampling, drilling, assaying, petrology and mineral studies, and metallurgical sampling as well as approximately 165,000 meters of drilling comprised of 763 holes. The stratabound gold-copper mineralization is over 1,900 meters long and 500 to 900 meters wide. Mineralization continues for an unknown distance down-dip to the west and to the north as well as below the current deposit.

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
=============================================================================================================

PROVEN AND PROBABLE MINERAL RESERVES

Based on the preliminary feasibility study, the Brisas property contains approximately 235 million tonnes of ore with an average grade of 0.79 grams per tonne gold and 0.14% copper and a waste to ore ratio of 1.63:1. Gold recoveries vary between 55% and 87% depending on mineralization type and grade. At a plant feed grade of 0.79 grams of gold per tonne, the total recovery of gold is anticipated to be 79%. Recovery of copper, at an average feed grade of 0.14%, is anticipated to be 82.5%. The mineral reserve estimate, effective January 2000, has been prepared in accordance with reporting requirements of applicable Canadian Securities Commissions and is presented in tabular form below:

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

The processing flowsheet contained in the preliminary feasibility study and developed from metallurgical testwork completed by three independent laboratories includes conventional crushing with a primary gyratory crusher and grinding with SAG mill and ball mills followed by gravity separation to recover coarse gold, flotation and cyanidation of cleaner flotation tailings. Present estimates of capital requirements for initial construction of the mill and on-site copper production would be approximately $353 million, including working capital of approximately $19.5 million. Ongoing life-of-mine requirements are estimated at $39 million.

The preliminary feasibility study also contemplates the implementation of on-site copper processing using the Cominco Engineering Services Limited
(CESL) technology. The CESL process utilizes an autoclave for pressure oxidation of the concentrates followed by a series of leaching sequences to recover the copper and gold. Implementation of the CESL process should eliminate significant transportation costs for the copper gold concentrates to an out-of-country smelter resulting in improved project economics.

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

The ultimate design and future construction of the plant is subject to the results of a final feasibility study which will be required to be completed before a production decision can be made in the future. Construction of the planned facility is expected to take approximately 18 to 24 months, with commissioning and achievement of commercial production expected shortly thereafter. Most operating supplies will be imported, probably from North America. Electrical power is available from 400kV transmission line and transformer station, which passes within a few kilometers of the property. The project water requirements will be met by water pumped from the pit de-watering system and by rainfall stored in the tailings water pond. On site accommodations will be provided for employees.

Brisas-Cristinas Combined Project

In late 1999 we recognized that the price of gold, which was near a 20 year low, was not going to improve in the near term. While our Brisas project on a stand-alone basis would return positive cash flow, financing the project, if possible, would severely dilute existing shareholders' interest and burden the company with debt. As a result, we evaluated ways to improve the economics of the Brisas project by examining a number of alternatives. Our conclusion was that the best alternative was to combine the Brisas project with the adjacent Cristinas project, thereby realizing substantial economies of scale. The combined project, versus two stand-alone projects, provides the best solution economically, environmentally and socially for the Venezuelan Republic.

The two projects are contiguous to each other with Gold Reserve controlling the Brisas property to the south and Venezuelan government controlling the Cristinas property to the north. In November 2001, the Venezuelan government assumed physical control of the Cristinas property from MINCA and is in the process of assigning the rights to the mineralization on the property to CVG. CVG is currently evaluating development alternatives to the Cristinas project and will soon be seeking third party interest in Cristinas.

We envisage a combined project that would be the second largest gold mine in Latin America and the sixth largest in the world. Based on information developed by the Company as well as publicly available data published by MINCA, management believes that the Brisas-Cristinas gold and copper project contains a world-class reserve estimated to be at least 21 million ounces of gold and 2.2 billion pounds of copper. We have made a number of presentations regarding the combined project to the various government entities that administer mining and mining related activities in Venezuela and all have received our proposal very favorably. CVG has publicly stated its objective to proceed with the development and construction of Cristinas on a stand alone basis or the combined project, recognizing that successfully combining the two properties requires involvement of a major mining company.

The development of the combined project will be influenced by: legal implications related to the cancellation of the work contract by CVG and cancellation of the copper concession by MEM; legal challenges related to the ownership of Cristinas property; the involvement of a major mining company; various approvals and permits by the government of Venezuela; completion of a feasibility study; adequate financing; and future metal prices

There can be no assurances that the development of the combined project will proceed and, if it does, what the Company's exact interest in the combined project will be. Management continues to believe the development of Brisas and Cristinas as a combined project is the most rational approach to exploit the orebody.

Venezuelan Mining, Environment and Other Matters

Venezuelan mining operations are subject to laws of title that differ substantially from those of Canada and the United States, while at the same time are subject to various mining and environmental rules and regulations that are similar in purpose to those in Canada and the United States, but often more bureaucratically complex. The following is a summary of the more significant Venezuelan mining and environmental laws and other laws and regulations that may affect the Company's operations on the Brisas property, but does not purport to be a comprehensive review of all laws or a complete analysis of all potential regulatory considerations related to the Brisas property.

1999 MINING LAW

A new Venezuelan mining law was approved and subsequently published in the Official Gazette on September 28, 1999 (the "Mining Law") that establishes five basic ways to structure mining activities with the primary one being concessions for exploration and subsequent exploitation.

SCOPE AND TERM OF CONCESSIONS

The Mining Law sets out the basic requirements for a concession application to the MEM, including:
* Identification of the mineral(s) to be explored for and exploited,
* Evidence of technical, economic and financial capability, and
* Special advantages to be granted to the Republic in different areas (e.g. technology, infrastructure, social facilities, training obligations, etc.).

Before initiating exploitation, the concession holder must provide to the MARN an environmental bond to guarantee the rehabilitation of the environment at the completion of exploitation.

The concession holder will have the right to exploit the granted minerals regardless of whether they occur in the vein (veta) or alluvial and the concession will extend only to minerals specifically covered by the concession. A concession holder that finds a deposit of another mineral must inform the MEM and make separate application for such mineral, subject to the 1999 mining law.

The term of a concession is twenty years (from the date the certificate of exploitation is granted) with two subsequent ten-year renewals, provided the concession holder has received such renewal within 3 years before the expiration of the term of the concession. Concession exploration periods are three years with a possible extension for one year. In order to develop a mine, the concession holder must obtain an exploitation certificate by application to the MEM. A feasibility study covering the technical, financial and environmental aspects of the project must accompany the application. The concession holder has seven years from the date of the exploitation certificate to commence exploitation.

Concession holders are subject to several royalties or taxes. A nominal surface tax is to be paid quarterly commencing on the fourth anniversary of the grant of the concession. In addition, minimum royalties are assessed as follows:
_ Gold, silver, platinum and associated metals, 3% of their commercial value as determined in the city of Caracas,
_ Diamonds and other precious stones, 4% of their commercial value as determined in the city of Caracas,
_ In other cases, including copper, 3% of their commercial value at the mine mouth. The MEM can reduce this tax from 3% to 1% (and subsequently increase it back to 3%) if economic conditions warrant.
Also, the government is entitled to exempt, either totally or partially, concession holders from taxes on importation of tools and equipment not produced in the country and needed to develop mining activities.

1945 MINING LAW TRANSITION PROVISIONS

All concessions acquired by BRISAS under the 1945 Mining Law are governed by the 1999 Mining Law subject to the following provisions: a) The right to conduct exploitation activities will be limited to the minerals and deposits indicated in the corresponding mining titles. Accordingly, BRISAS will have the right to exploit alluvial and vein gold, copper and molybdenum deposits located within the concessions; and b) The term of the concession is the one indicated in the corresponding mining titles, which commences from publication thereof in the Official Gazette.

CONVERSION OF CVG WORK CONTRACTS INTO MINING CONCESSIONS

The Transitory Provisions included in Title XI of the 1999 Mining Law contemplate the conversion of CVG Work Contracts into mining concessions. BRISAS has acquired several other properties located near the Brisas property pursuant to CVG Work Contracts and has applied to MEM in a timely manner for conversion thereof into mining concessions. MEM have not indicated when they expect to act on these conversion applications.

ENVIRONMENTAL LAWS AND REGULATIONS

Venezuela's environmental laws and regulations are administered through the MARN. The MARN proscribes certain mining recovery methods deemed harmful to the environment and monitors concessionaires' activities to ensure compliance. Construction and production activities require three different permits from the MARN: (1) Permit to Occupy the Territory ("Occupation Permit"), (2) Permit to Affect for Exploration ("Exploration Permit") and (3) Permit to Affect for Construction and Exploitation ("Exploitation Permit"). Although not consistently applied in the past, regulations state that the MEM will apply for and obtain the Occupation Permit on behalf of those persons or entities applying for concessions before granting the concession title. Applicants submit an environmental questionnaire to MEM, which they in turn submit to the MARN. The production permitting process is initiated by filing the proposed terms of reference which, when approved, serves as the basis for an Environmental Impact Statement (EIS). The format for the EIS is stipulated in a 1996 law (Decree #1257) and conforms to an international standard.

OTHER TAXES

Venezuelan tax law provides for a maximum corporate income tax rate on mining companies of 34%. This rate applies to net income over approximately US$46,000 depending on exchange rates. Other Venezuelan taxes that apply or may eventually apply to the Company's subsidiaries include a 1% tax on the value of tangible and intangible business assets, a 14.5% value added tax on goods and services, a 5% to 20% import duty on mining equipment and a 0.75% tax on certain bank transactions. Upon application, Venezuela offers certain exemptions from value added tax and import duties to mining companies. Management expects to apply for exoneration, where available, in the future. There can be no assurances, however, that exoneration will be granted.

POLITICAL AND ECONOMIC SITUATION

Venezuela has seen a number of significant changes in its political system in recent years. Hugo Chavez Frias was originally elected President in December 1998 in response to a high level of voter dissatisfaction with the country's established political parties and his promise to make profound changes including a new constitution and a war against corruption. A 131-member Constituent Assembly rewrote the 1961 constitution, which was overwhelmingly approved in a December 1999 public referendum. As a result, President Chavez's was re-elected in 2000. Since President Chavez's re-election, Venezuela has experienced a number of public protests, including the temporary removal of President Chavez as head of the country, high-level denunciations of the president's policies and agendas and general populace unrest. Despite this recent political turmoil, we have not seen any adverse impact on our operations in Venezuela nor have we curtailed our investment activities in the country.

The Bolivar/Dollar exchange rate ended 2001 at Bs. 758 to the Dollar, up Bs. 58 (8.3%) from December 2000. An exchange peg policy was maintained throughout 2001, but abandoned in February 2002. Thereafter, a free floating exchange rate system was established, with the Venezuelan Central Bank acting as the main foreign currency seller. The exchange rate was approximately Bs. 921 to the Dollar at March 31, 2002.

GOLD SALES

The Central Bank of Venezuela (BCV) allows gold mining companies to sell up to 85% of their production on the international market. The remaining 15% must be sold domestically at the current market price, which is paid in Venezuelan currency. Gold sold domestically to BCV is assessed a maximum royalty of 1% of the value of gold as compared to the 3% royalty stated in the mining law.

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

Item 5. Operating and Financial Review and Prospects

Overview

The Company has not recorded revenue or cashflow from mining operations and has experienced losses from operations for each of the last five years, a trend we expect to continue until the Brisas property is developed and put into production.

The consolidated results of operations for the years presented consist of expenses, net of interest income from invested funds, related to activities other than those directly associated with the Brisas property. Expenditures related to the Brisas property have been capitalized. We prepare the consolidated financial statements in accordance with accounting principles generally accepted in Canada. A reconciliation of the principal measurement differences between accounting principles generally accepted in Canada and the U.S. is presented in Note 11 of the consolidated financial statements.

Venezuela has experienced high levels of inflation during the last several years. Such conditions have not adversely affected our operations in Venezuela to date as substantially all sources of funding for our Venezuelan operations are denominated in U.S. Dollars and we do not typically repatriate funds from Venezuela.

Liquidity and Capital Resources

INVESTING

The total capitalized expenditures on the Brisas property in 2001 approximated $1.4 million. Approximately $70 million has been expended on the Brisas property since its acquisition in 1992. These costs include property and mineral rights, capitalized exploration costs, equipment expenditures and litigation settlement costs that were expensed in 1994. Amounts recorded as property, plant and equipment (capitalized exploration costs) include all costs associated with the Brisas property, including personnel and related administrative expenditures incurred in Venezuela, drilling, preliminary feasibility and related costs, capitalized interest expense and general support costs related to the Brisas property.

The processing facility for Brisas on a stand-alone basis, as presently proposed in the Brisas preliminary feasibility study, is estimated to cost $353 million. The cost of mining facilities for the combined project (discussed below) is estimated at $818 million. The ultimate design and cost of the plant and associated expenditures of either scenario are subject to the results of a final feasibility study. Future development of either the Brisas on a stand alone basis or on a combined basis is dependent upon, among other things, the price of gold and copper, participation by one or more major gold producers, obtaining adequate financing, support of the Venezuelan government and obtaining the appropriate environmental and operating permits. It is unclear when the development of the Brisas property will commence.

OPERATIONS

Planned expenditures for 2002 are estimated at $3.1 million, which will be spent on activities directly related to the Brisas property, corporate management of the Brisas project, activities other than those related to the Brisas property and the advancement of our proposal to combine Brisas with the Cristinas property. Interest and investment income for 2002 is projected to be approximately $0.75 million.

FINANCING

As of March 31, 2002, the Company held approximately $14.3 million in cash and investments. We anticipate that current cash and investments are adequate to cover estimated operational and capital expenditures associated with the activities on and related to the Brisas property as well as for general corporate activities into the year 2004. Future costs of placing the Brisas property or the combined properties into production, if warranted, will require additional financing which is expected to be a combination of the sale of equity, bank borrowings and/or other means.

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

Results of Operations

2001 COMPARED TO 2000

The consolidated net loss for the year ended December 31, 2001 was $851,206 or $0.04 per share, a decrease of approximately $460,000 from the prior year. Other income for 2001 amounted to $1,199,906, which is an increase of approximately $316,000 from the previous year. Other income increased as a result of higher investment yields and gains on sales of investments. Operating expenses for the year amounted to $2,051,112, which is a decrease from the prior year of approximately $144,000 and primarily attributable to continued cost reduction measures undertaken by the Company.

2000 COMPARED TO 1999

The consolidated net loss for the year ended December 31, 2000 was $1,311,064 or $0.06 per share, a decrease of approximately $736,000 from the prior year. Other income for 2000 amounted to $884,069, which is a decrease of approximately $81,000 from the previous year. Other income decreased primarily as a result of an increase in investment losses over the prior period. Operating expenses for the year amounted to $2,195,133, which is a decrease from the prior year of approximately $817,000 and primarily attributable to cost reduction measures undertaken by the Company including a reduction in personnel and costs related to the reorganization.

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

Individual            Age    Principal Occupation                                  Director and/or Officer Since

Rockne J. Timm        56     President and Chief Executive Officer                 March 1984
President, Chief,            of the Company. Director and President of MGC
Executive Officer,           Ventures, Inc. and Great Basin Energies,
Director                     Inc. Resides: Spokane, Washington.

A. Douglas Belanger   48     Executive Vice President of the Company. Director     August 1988
Executive Vice               and Executive Vice President of MGC Ventures, Inc.
President, Director          and Great Basin Energies, Inc.
                             Resides: Spokane, Washington.

James P. Geyer        50     Senior Vice President of the Company. Resides:        June 1997
Senior Vice                  Spokane, Washington.
President, Director

James H. Coleman      51     Senior Partner of Macleod Dixon of Calgary,           February 1994
Director                     Alberta, (counsel to the Company) and Director of
                             various public companies. Resides: Calgary, Alberta.

Patrick D. McChesney  52     President of LMO Test Systems, Inc. (an automated     August 1988
Director                     test equipment manufacturer). Director of MGC
                             Ventures, Inc. Resides: Spokane, Washington.

Chris D. Mikkelsen    50     Principal in McDirmid, Mikkelsen & Secrest, P.S. (a   June 1997
Director                     certified public accounting firm). Director of MGC
                             Ventures, Inc. and Great Basin Energies, Inc.
                             Resides:  Spokane, Washington.

Jean Charles Potvin   48     President and Chief Executive Officer of Tiomin       November 1993
Director                     Resources Inc. Resides: Toronto, Ontario.

Mary E. Smith         49     Vice President-Administration and Secretary of the    January 1997
Vice President-              Company. Vice President-Administration and Secretary
Administration               of MGC Ventures, Inc. and Great Basin Energies, Inc.
and Secretary                Resides: Colbert, Washington.

Robert A. McGuinness  46     Vice President-Finance and Chief Financial            March 1993
Vice President-              Officer of the Company. Vice President-Finance
Finance and Chief            and Chief Financial Officer of MGC Ventures, Inc.
Financial Officer            and Great Basin Energies, Inc. Resides: Spokane,
                             Washington.

There are no family relationships or arrangements or understandings pursuant to which any person was appointed as a director or member of senior management.

Compensation of Directors and Officers

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid by the Company to the Executive Officers who served during the year ended December 31, 2001.


                                                       (1)Securities
                                                       Under
                                                       Options/       (2)All
                                                       SARs           Other
Name and                                               Granted        Compensation
Principal Position                Year     Salary      (#)            ($)
----------------------------------------------------------------------------------
Rockne J. Timm                    2001     195,000     696,700           25,500
President and Chief               2000     195,000     696,700           30,000
Executive Officer                 1999     195,000     696,700        (3)60,000

                                  2001     175,000     573,955           25,500
A. Douglas Belanger               2000     175,000     573,955           30,000
Executive Vice President          1999     175,000     573,955           30,000

                                  2001     175,000     284,209           25,500
James P. Geyer                    2000     175,000     284,209           30,000
Senior Vice President             1999     175,000     284,209           30,000

Mary E. Smith                     2001      65,000     106,367            9,750
Vice President- Administration    2000      65,000     106,367           16,250
and Secretary                     1999      65,000     106,367           16,250

Robert A. McGuinness              2001     120,000     306,622           18,000
Vice President-Finance            2000     120,000     306,622           30,000
and Chief Financial Officer       1999     120,000     306,622           30,000

Officers as a group (5)           2001     730,000   1,967,853          104,250
                                  2000     730,000   1,967,853          136,250
                                  1999     815,000   2,017,853          213,450


1) Consists of the number of Class A Common shares issuable to Executive Officers pursuant to options held at the end of each reported period.

2) Consists of the dollar value of shares purchased under the Company's KSOP Plan and allocated to the account of each named executive officer during 2001, 2000, and 1999 respectively as follows: Mr. Timm: 44,232 shares, 30,060 shares, 22,948 shares; Mr. Belanger: 44,232 shares, 30,060 shares, 22,948 shares; Mr. Geyer: 44,232 shares, 30,060 shares, 22,948 shares; Ms. Smith 16,912 shares, 16,283 shares, 12,430 shares; and Mr. McGuinness:
   31,223 shares, 30,060 shares, 22,948 shares.

3) Includes $30,000 reimbursement per prior agreement with executive officer for income tax.

OPTIONS GRANTED FOR SHARES OF THE COMPANY DURING THE YEAR ENDED DECEMBER 31,
2001

No stock options were granted during the year to Executive Officers.

AGGREGATED OPTION EXERCISES DURING THE YEAR ENDED AND OPTION VALUES AS OF DECEMBER 31, 2001

No options were exercised during the financial year ended December 31, 2001. The following table sets forth the financial year-end values for options granted to the Executive Officers and Directors of the Company.



                     # of securities                                              $ value of unexercised in-
                     acquired on                      # of unexercised options/   the-money options/
                     exercise       Aggregate Value   SARs at fiscal year-end     SARs at fiscal year-end
Name                 (#)            Realized          Exercisable (1)             Exercisable (2)
------------------------------------------------------------------------------------------------------------
Rockne J. Timm       -              -                 696,700                     $14,606
A. Douglas Belanger  -              -                 573,955                      12,039
James P. Geyer       -              -                 284,209                       5,985
James H. Coleman     -              -                 216,666                       4,483
Patrick D. McChesney -              -                 142,385                       3,269
Chris D. Mikkelsen   -              -                 107,278                       2,296
Jean Charles Potvin  -              -                 170,612                       3,562
Mary E. Smith        -              -                 106,367                       2,327
Robert A. McGuinness -              -                 306,622                       6,432


1) Options range in price of between $0.72 and $1.00 and generally expire between 2002 and 2005, with the majority expiring in 2005. All options were exercisable at December 31, 2001.
2) At December 31, 2001, the closing share price on the OTC Market was $0.75.

DIRECTOR COMPENSATION

Consistent with the Board's intent to have both Directors and management hold shares of the Company, non-employee Directors, Messrs. Coleman, McChesney, Mikkelsen and Potvin, were each granted 10,000 Class A Common shares in January 2002 for services in 2001. Macleod Dixon, a law firm in which Mr. Coleman was a senior partner during 2001, billed the Company an aggregate of approximately $22,000 for professional services and out-of-pocket expenses during the fiscal year ended December 31, 2001. Directors of the Company received no additional compensation for serving on Board committees or for attendance at the Board or committee meetings.

EQUITY INCENTIVE PLAN

The Company presently has one active stock option plan, the 1997 Equity Incentive Plan (the "Plan") and two predecessor plans that have been terminated as they relate to future option grants.

The Plan provides for the issuance of up to 2,000,000 Class A Common shares, through the grant of both "incentive stock options" and "non statutory options" to purchase Class A Common shares, stock appreciation rights ("SARs"), or up to 500,000 shares of restricted stock. In addition, options previously issued under predecessor plans that, as a result of forfeiture to the Company become subject to re-issuance, shall be re-issued and administered pursuant to the Plan.

As of March 31, 2002, options for the purchase of 293,867 Class A Common shares were available for grant and options for the purchase of 3,376,398 Class A Common shares were outstanding under the Plan, including predecessor plans. To date, 200,000 shares of restricted stock have been granted from the Plan. No SARs have been granted to date.

Key employees, advisors and consultants of the Company and its subsidiaries are eligible to receive grants under the Plan. An incentive option may be exercised during the lifetime of the optionee only by the optionee. At such optionee's death an option or any part thereof may only be transferable by such optionee's will or by the laws of descent and distribution. The Board or a committee of the Board is responsible for the administration of the Plan.

Options, SARs and restricted stock granted under the Plan are generally granted at the United States Dollar equivalent of the closing sales price of the Class A Common shares on the day immediately preceding the grant date, as reported on the TSE.

OPTIONS TO PURCHASE SECURITIES FROM THE REGISTRANT OR SUBSIDIARIES

GOLD RESERVE INC.

The following table sets forth the number of common shares of Gold Reserve Inc. subject to options, which were outstanding at December 31, 2001. As a group, officers and directors of the Company (9 persons) held 2,604,794 options to purchase Class A Common shares of the Company. No warrants to purchase Class A Common shares were outstanding.


                       No. of common shares
      Name             subject to option     Price     Expiry date
------------------------------------------------------------------
Rockne J. Timm         486,867               $ 0.72    12/20/2005
                       209,833                 1.00    09/28/2004

A. Douglas Belanger    401,303                 0.72    12/20/2005
                       172,652                 1.00    09/28/2004

James P. Geyer         199,473                 0.72    12/20/2005
                        84,736                 1.00    06/02/2005

James H. Coleman       149,444                 0.72    12/20/2005
                        67,222                 1.00    09/28/2004

Patrick D. McChesney   108,974                 0.72    12/20/2005
                        33,411                 1.00    09/28/2004

Chris D. Mikkelsen      76,519                 0.72    12/20/2005
                        30,759                 1.00    09/28/2004

Jean Charles Potvin    118,741                 0.72    12/20/2005
                        51,871                 1.00    09/28/2004

Mary E. Smith           77,578                 0.72    12/20/2005
                        28,789                 1.00    09/28/2004

Robert A. McGuinness   214,415                 0.72    12/20/2005
                        92,207                 1.00    09/28/2004

SUBSIDIARIES

Great Basin Energies, Inc. and MGC Ventures, Inc., subsidiaries of the Company, have a total 1,440,000 and 1,480,000 options to purchase common shares outstanding, respectively. As a group, officers and directors of the Company (9 persons) held 1,150,000 and 1,210,000 options to purchase common shares of Great Basin Energies, Inc. and MGC Ventures, Inc., respectively. These options were granted in 1998, are exercisable at $0.03 per share and expire in 2003. No warrants to purchase such common shares were outstanding.

RE-PRICING OF CERTAIN OPTIONS GRANTED TO DIRECTORS AND OFFICERS OF THE COMPANY

The following table sets forth re-pricing of options held by Executive Officers and Directors of the Company. The re-pricing of these options was approved by the Board on December 20, 2000 and by the Shareholders on June 8, 2001. Under a program, Executive Officers, Directors and other employees were permitted to exchange certain options with exercise prices in excess of $0.72. The market price at the date of re-pricing was $0.47 and the new exercise price of the subject options was set at 150 percent of the market value or $0.72 per share. In addition, the vesting schedules of all the re-priced stock options held by Executive Officers, Directors and other employees were modified as follows: fifty-percent of all re-priced stock options, which were vested prior to the date of the re-pricing, were no longer vested, or immediately exercisable, but vested 12 months from the date the re-pricing was approved by the Board. No additional options were granted during the year.


                                                    Exercise Price at Time of  Length of Original Option
                    Securities Under Options/SARs   Re-pricing or Amendment    Term Remaining at Date of
Name                   Re-priced Or Amended (#)            ($/Security)        Re-pricing or Amendment
--------------------------------------------------------------------------------------------------------
Rockne J. Timm                 27,200                           1.13                    1.7 years
                               40,000                           1.50                    3.1 years
                               50,000                           2.59                    2.2 years
                              125,000                           3.25                    2.3 years
                              244,667                           3.75                    2.2 years

A. Douglas Belanger            26,000                           1.13                    1.7 years
                               30,000                           1.50                    3.1 years
                               65,000                           2.59                    2.2 years
                               50,000                           3.25                    2.3 years
                              230,303                           3.75                    2.2 years

James P. Geyer                 30,000                           1.50                    3.1 years
                               64,209                           2.59                    2.2 years
                                5,000                           2.88                    7.0 years
                              100,264                           3.75                    2.2 years

James H. Coleman               15,000                           1.28                    3.1 years
                              134,444                           3.75                    2.2 years

Patrick D. McChesney           27,152                           1.13                    1.7 years
                               15,000                           1.28                    3.1 years
                               17,278                           2.59                    2.2 years
                               49,544                           3.75                    2.2 years

Chris D. Mikkelsen             15,000                           1.28                    3.1 years
                               17,278                           2.59                    2.2 years
                               44,241                           3.75                    2.2 years

Jean Charles Potvin            15,000                           1.28                    3.1 years
                               17,278                           2.59                    2.2 years
                               89,463                           3.75                    2.2 years

Robert A. McGuinness           30,000                           1.50                    3.1 years
                               68,417                           2.59                    2.2 years
                              115,998                           3.75                    2.2 years

Mary E. Smith                  20,000                           1.50                    3.1 years
                               34,367                           2.59                    2.2 years
                                1,000                           2.88                    7.0 years
                               22,211                           3.75                    2.2 years


KSOP PLAN

The Company also maintains a KSOP Plan for the benefit of eligible employees of the Company. The KSOP Plan consists of two components- a salary reduction component (401(k)) and stock ownership component (ESOP) and is available to all eligible employees of the Company who have been employed for a period in excess of one year and who have worked at least 1,000 hours during the year in which any allocation is to be made.

Prior to the Reorganization, the KSOP Plan generally invested in Gold Reserve Corporation shares. As a result of the Reorganization, the KSOP Plan now invests in Gold Reserve Inc. Class A Common shares. The salary reduction component of the KSOP Plan has not been utilized prior to January 1, 2002, although participants can make salary deferrals under this component of the Plan.

Contributions to the 401(k) component of the KSOP Plan are limited in each year to the total amount of salary reduction the employee elects to defer during the year, which is limited in 2002 to $11,000 ($12,000 limit for participants who are 50 or more years of age, or who turn 50 during 2002), special contributions by the Company equal to a percentage of the employee's compensation during the year and discretionary contributions by the Company determined in each year by the Company.

Total employer and employee annual contributions to an employee participating in both the 401(k) and ESOP components of the KSOP Plan are limited (in 2002) to a maximum of $40,000 ($41,000 limit for participants who are 50 or more years of age or who turn 50 during 2002). The annual dollar limit is an aggregate limit which applies to all contributions made under this plan or any other cash or deferral arrangements. For Plan year 2002 the Company has adopted a "Safe Harbor" contribution of 3% of eligible compensation.

Distributions from the KSOP Plan are not permitted before the participating employee reaches the age of 59, except in the case of death, disability, termination of employment by the Company or financial hardship. The employee stock ownership component of the KSOP Plan is qualified under Sections 421 and 423 of the U.S. Internal Revenue Code of 1986, as amended.

The Company allocated contributions to eligible KSOP Plan participants for plan years 2001, 2000 and 1999 were $133,304, $224,120 and $239,710, respectively.

EMPLOYMENT CONTRACT AND TERMINATION AGREEMENTS

The Board has approved employment contracts for its Executive Officers, although has not yet executed these contracts. The Board may, in the near future, finalize and implement, at a minimum, Change of Control Agreements for its Executive Officers and other key employees.

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

The Board's duties also include planning and monitoring activities of senior management. In considering and making appointments of senior management, the Board considers it appropriate, where relevant, to address succession and planning issues. In appointing senior management, the Board considers as a necessary requirement of such appointments that such personnel be qualified to carry out the duties and responsibilities relating to the appointed positions and thus, apart from monitoring, assessing and providing feedback to senior management, the Board does not consider it necessary to engage in specifically training senior management. The Board met in person or by telephone four times during 2001.

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

BOARD COMMITTEES

The Board has delegated some of its authority to three committees of the Board. These are the Executive Committee, the Compensation Committee and the Audit Committee. The Board does not maintain a nominating committee or an orientation and education program for new directors as suggested by the Report or a committee to deal with corporate governance matters generally. Decisions regarding recruitment of new directors, assessment of current directors, succession planning and other corporate governance matters are made by the full Board. The Board is of the view that, given the size of the Company and the fact that a majority of the Board members are independent of management, these matters can be appropriately dealt with by the full
Board. During 2001, all of the directors attended 75% or more of the meetings of the Board and Committees on which they served.

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

The Compensation Committee, which met four times during 2001, consists of Chris D. Mikkelsen (Chair) and Jean Charles Potvin, both of whom are unrelated directors. The Compensation Committee has responsibility with respect to approving and advising the full Board on compensation matters involving officers of the Company.

The Audit Committee, which met once during 2001, consists of James H. Coleman (Chair), Patrick D. McChesney and Chris D. Mikkelsen, all of whom are unrelated directors. The Audit Committee recommends to the Board a firm of independent certified public accountants to audit the annual financial statements, discusses with the auditors and approves in advance the scope of the audit, reviews with the independent auditors the financial statements and their audit report, reviews management's administration of the system of internal accounting controls, and reviews the Company's procedures relating to business ethics. The Board has delegated review of the quarterly financial statements to the Audit Committee, which reviews the quarterly reports prior to filing with the regulatory agencies. The Audit Committee reports to the Board on its activities and findings.

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

EXPECTATIONS OF MANAGEMENT

The Board has delegated to the President and Chief Executive Officer, and other executives officers, responsibility for day-to-day management of the business and affairs of the Company, subject to compliance with directives and objectives established by the Board from time to time. The Board relies on management to provide the Board on a timely basis with information required by the Board to perform its duties.

OUTSIDE ADVISORS

The Company does not have in place any specific procedures pursuant to which an individual director may engage the services of an outside advisor at the expense of the Company. Any requests for the services of an outside advisor at the expense of the Company would be considered on a case by case basis by the Board.

SHARE OWNERSHIP BY DIRECTORS AND MANAGEMENT

The following table sets forth the share ownership in the Company by Directors and officers as of March 31, 2002.

                                   Number of Common Shares       Percent
Name                               Beneficially Owned (1)        Ownership
--------------------------------------------------------------------------
Rockne J. Timm (2) (3)                   1,465,528                 6.3%
A. Douglas Belanger  (2) (3)             1,308,401                 5.6%
James P. Geyer                             410,643                 1.8%
James H. Coleman (2) (3)                   259,000                 1.1%
Patrick D. McChesney (3)                   212,262                 0.9%
Chris D. Mikkelsen (2) (3) (4)             279,500                 1.2%
Jean Charles Potvin                        207,434                 0.9%
Mary E. Smith(2) (3)                       163,416                 0.7%
Robert A. McGuinness (2) (3)               446,892                 2.0%

(1) Includes for each individual shares issuable pursuant to presently exercisable options for common shares as of March 31, 2002 or options exercisable within 60 days of March 31, 2002 as follows: Mr. Timm, 696,700; Mr. Belanger, 573,955; Mr. Geyer, 284,209; Mr. Coleman, 216,666; Mr.
McChesney, 142,385; Mr. Mikkelsen, 107,278; Mr. Potvin, 170,612; Ms. Smith 106,367 and Mr. McGuinness 306,622.

(2) Mr. Timm, Mr. Belanger, Mr. Coleman, Mr. Mikkelsen, Ms. Smith and Mr. McGuinness are Directors and/or officers of Great Basin Energies, Inc., which owns 516,720 common shares, or 2.2% of the outstanding common shares of the Company. The foregoing individuals own 6.8%, 4.0%, 1.7%, 0.9%, 0.0%, and 0.6%, respectively, of the outstanding common shares of Great Basin Energies, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in Great Basin Energies, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the common shares owned by Great Basin Energies, Inc.

(3) Mr. Timm, Mr. Belanger, Mr. McChesney, Mr. Coleman, Mr. Mikkelsen, Ms. Smith and Mr. McGuinness are Directors and/or officers of MGC Ventures, Inc., which owns 276,642 common shares, or 1.2% of the outstanding common shares of the Company. The foregoing individuals own 6.6%, 6.4%, 2.1%, 2.8%, 1.4%, 0.1%, and 0.9%, respectively, of the outstanding common shares of MGC Ventures, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in MGC Ventures, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the common shares owned by MGC Ventures, Inc.

(4) Excludes 114,552 common shares of which Mr. Mikkelsen is trustee for the benefit of members of Mr. Timm's family. Mr. Mikkelsen disclaims any beneficial ownership of the 114,552 common shares.

NUMBER OF EMPLOYEES

As of March 31, 2002, the Company employed 8 full and part-time employees in its Spokane, Washington, office and approximately 30 people in Venezuela, of which approximately 20 are located at the Brisas property. Day-to-day activities of Venezuelan operations are managed from Caracas and Puerto Ordaz.

Item 7.  Major Shareholders and Related Party Transactions

Control of Registrant

We are not directly or indirectly owned or controlled by another corporation or by any foreign government. No company or government beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 5% of the voting rights attached to the Company's issued Class A Common shares as of the date of this report. Directors and Executives Officers as a group own 4,753,076 shares (including 2,604,794 shares subject to options exercisable within 60 days), or 17.5% of the total shares issued. We have no knowledge of any arrangements that may, at a subsequent date, result in a change in our control.

Related Party Transactions

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

The directors, officers and principal shareholders of the Company and associates, affiliates and close family members of the foregoing have had no material interest, direct or indirect, in any transaction in which the Company has participated during the last year. The following table sets forth maximum indebtedness to the Company of each director and executive officer during the last fiscal year and the amount outstanding at March 31, 2002:

                                                                                 Amount
                               Involvement of        (1)Largest amount           outstanding at
Name and Principal Position    issuer or subsidiary   outstanding during 2002    March 31,2002
-----------------------------------------------------------------------------------------------
Rockne J. Timm-
President, Chief Executive
Officer and Director                 Lender                 $23,500                  $23,500

James P. Geyer-
Senior Vice President
and Director                         Lender                  18,200                   18,200

Robert A. McGuinness-
Vice President-Finance and
Chief Financial Officer              Lender              (2) 62,500                   62,500


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

Item 8. Financial Information

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, please refer to note 11 to the consolidated financial statements, included elsewhere in this annual report. A consolidated balance sheet is presented for fiscal 2001 and 2000 along with consolidated statements of operations, cashflow and changes in shareholders' equity, which are presented for fiscal 2001, 2000 and 1999. Reference is made to Item 17 for detailed financial information.

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

Last Six Months             TSE                              OTC
                     High            Low             High            Low
                      Canadian Dollars                   U.S. Dollars
April                $1.98         $1.45             $1.22          $0.91
March                 1.70          1.20              1.05           0.81
February              1.86          1.46              1.10           0.86
January               1.50          1.06              0.90           0.68
December              1.15          1.05              0.80           0.72
November              1.35          1.12              0.86           0.75


Last Eight Quarters          TSE                             OTC
                     2001           2000             2001           2000
                  High   Low     High   Low       High   Low     High   Low
                       Canadian Dollars                  U.S. Dollars
First Quarter    $1.10  $0.68   $1.46  $0.95     $0.81  $0.44   $1.25  $0.70
Second Quarter    1.85   0.75    1.10   0.85      1.22   0.55    0.88   0.59
Third Quarter     1.70   1.20    1.00   0.72      1.12   0.76    0.70   0.45
Fourth Quarter    1.50   1.05    1.05   0.67      1.00   0.72    0.70   0.41


Last Five Years         TSE                                   OTC
                  High       Low                        High        Low
                  Canadian Dollars                        U.S. Dollars
2001              $1.85      $0.68                      $1.22       $0.44
2000               1.46       0.67                       1.25        0.41
1999               2.32       1.02                       1.56        0.72
1998               5.40       1.38                       3.75        0.88
1997              15.60       2.35                      11.50        1.75


On March 31, 2002, the closing price for a Class A common share of the Company was Cdn$1.70 per share on the TSE and US$1.05 per share on the OTC. As of March 31, 2002, there were a total of 22,709,447 Class A common shares issued and 1,301,691 Class B common shares issued.

The number of holders of Class A and Class B Common shares of record on March 31, 2002 was approximately 1,200. Based on recent mailings to shareholders, the Company believes its common shares are owned beneficially by approximately 10,000 shareholders. An estimated 75% of the Company's shareholders are Canadian residents who own approximately 60% of the Company's outstanding shares, with the remaining outstanding shares owned primarily by U.S. residents.

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

DISPOSITION OF COMMON SHARES

A Holder will not be subject to tax under the Canadian Act in respect of any capital gain realized by such Holder on a disposition or deemed disposition of common shares unless such shares constitute "taxable Canadian property" of the Holder for the purposes of the Canadian Act. Generally, the Class A common shares will not constitute taxable Canadian property of a Holder in any given taxation year in which such Holder owned the shares provided that the Class A common shares are listed on a prescribed stock exchange within the meaning of the regulations under the Canadian Act and provided further that such Holder has not at any time during the five year period immediately preceding the disposition owned (or had a right to acquire), alone or together with persons with whom such Holder does not deal at arm's length, 25% or more of the issued shares of any class or series of the capital stock of the Company. As of March 31, 2002, the Class A common shares are listed on The Toronto Stock Exchange, which is a prescribed stock exchange for purposes of the regulations under the Canadian Act. The Class A common shares received on a conversion of Class B common shares, will be taxable Canadian property. Even if common shares owned by a Holder constitute taxable Canadian property of the Holder, the Treaty provides that Canadian income tax will not be applicable to a disposition of common shares by a Holder that is a resident of the United States for the purposes of the Treaty, provided that the value of the common shares is not derived principally from real property (as defined in the Treaty) situated in Canada. The Company believes the value of its common shares is not at present derived principally from real property for these purposes. Provided that the Class A common shares are listed on a prescribed stock exchange, there are no clearance certificate requirements imposed by the Canadian Act on a Holder in respect of a disposition of Class A common shares. A Holder will be subject to the clearance certificate requirements imposed by the Canadian Act on disposition of Class B common shares, other than on a conversion to Class A common shares.

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

For the year ended December 31, 2001, the Company was considered a PFIC because it met the income test noted above. As a consequence, each shareholder who is a U.S. person, in the absence of an election by such shareholder to treat the Company as a "qualified electing fund" (a "QEF" election), as discussed below, will, upon certain distributions by the Company or upon disposition of the Company shares at a gain, be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated plus interest on the tax, as if the distribution or gain had been recognized ratably over the taxpayer's holding period for the Company's common shares while the Company was a PFIC. Additionally, U.S. Holders who acquired the Company's common shares from decedents who failed to make a QEF election will generally be denied the normally available step-up of the income tax basis for such shares to fair market value at the date of death and, instead, would have a tax basis equal to the decedent's basis, if lower.

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

A U.S. shareholder who makes a QEF election for the year in which the Company first becomes a PFIC (and complies with certain U.S. federal income tax reporting requirements) should not have any material adverse U.S. federal income tax consequences because the Company had no ordinary earnings or net capital gains during the year ended December 31, 2001. In addition, the Company believes that it will not have any ordinary earnings or net capital gains in future years in which it may be deemed a PFIC. However, no assurance can be given as to this expectation. U.S. shareholders are urged to consult their tax advisors concerning the application of the U.S. federal income tax rules governing PFICs in their particular circumstances.

For taxable years beginning after 1997, a U.S. Holder of certain publicly traded PFIC stock can elect to mark the stock to market, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the holder's fair market value of the PFIC stock and the adjusted basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

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

s/ Rockne J. Timm                          s/ Robert A. McGuinness
   President and CEO                          Vice President-Finance and CFO
   February 15, 2002                          February 15, 2002

Report of Independent Accountants

To the Shareholders of Gold Reserve Inc.

We have audited the consolidated balance sheets of Gold Reserve Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, B.C.
February 15, 2002


GOLD RESERVE INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000
(Expressed in U.S. Dollars)

                                               2001             2000
ASSETS                                     ------------     ------------
Cash and cash equivalents                  $  5,764,665     $ 10,108,111
Marketable securities                         9,006,362        3,045,421
Deposits, advances and other                    350,995          370,044
Accrued interest                                 52,524           53,046
Total current assets                         15,174,546       13,576,622

Property, plant and equipment, net           46,197,434       44,902,369
Marketable securities                             2,500        3,518,763
Other                                         1,178,134        1,233,301
Total assets                               $ 62,552,614     $ 63,231,055

LIABILITIES
Accounts payable and accrued expenses      $    320,782     $    335,103


Minority interest in consolidated
subsidiaries                                  1,062,852        1,037,013
Total liabilities                             1,383,634        1,372,116

Commitments

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
  Authorized:       Unlimited
  Issued:           None
Common shares and equity units:             102,265,911      102,105,986
  Class A common shares, without par value
    Authorized:     Unlimited
    Issued:         2001...  22,655,122
                    2000...  22,196,242
    Outstanding:    2001...  22,361,035
                    2000...  21,902,155
  Equity Units
    Issued:         2001...   1,313,016
                    2000...   1,446,396
    Outstanding:    2001...     813,741
                    2000...     947,121
Less, common shares and
   equity units held by affiliates             (674,598)        (674,598)
Deficit                                     (40,338,546)     (39,487,340)
KSOP debt                                       (83,787)         (85,109)
Total shareholders' equity                   61,168,980       61,858,939
Total liabilities and shareholders' equity $ 62,552,614     $ 63,231,055

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

     s/ Chris D. Mikkelsen                    s/ Patrick D. McChesney


GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2001, 2000 and 1999

                                            2001           2000           1999
Other Income:
Interest income                              $   837,048    $ 1,167,576    $ 1,171,932
Gain (loss) on sale of
  marketable securities                          362,858       (283,507)      (207,347)
Miscellaneous                                                                      860
                                               1,199,906        884,069        965,445
Expenses:
General and administrative                     1,205,729      1,321,044      1,744,993
Technical services                               349,278        418,938        620,354
Corporate communications                         279,628        229,796        261,668
Legal and accounting                              93,341         72,036        112,954
Reorganization                                                                 108,714
Foreign currency loss                             97,297         95,922        157,040
Interest                                                         12,971         18,968
Minority interest in net income (loss)
  of consolidated subsidiaries                    25,839         44,426        (12,650)
                                               2,051,112      2,195,133      3,012,041

Net loss                                     $  (851,206)  $ (1,311,064)  $ (2,046,596)

Net loss per share-basic and diluted             $ (0.04)       $ (0.06)       $ (0.09)

Weighted average common shares
  outstanding                                 22,986,958     22,790,235     22,470,974


The accompanying notes are an integral part of the consolidated financial statements.


GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2001, 2000 and 1999



                                                                                               Common Shares
                              Common Shares and Equity Units Issued                            and Equity Units
                              Common Shares    Equity Units   Amount          Deficit          Held by Affiliates
Balance, December 31,1998     23,191,767                      101,661,054     (36,129,680)     (674,598)
Net common shares exchanged
  for equity units            (1,584,966)      1,584,966
Net loss                                                                       (2,046,596)
Common shares issued             380,871                          406,244
Balance, December 31,1999     21,987,672       1,584,966      102,067,298     (38,176,276)     (674,598)
Equity units exchanged for
  common shares                  138,570        (138,570)
Net loss                                                                       (1,311,064)
Common shares issued              70,000                           38,688
Balance, December 31,2000     22,196,242       1,446,396      102,105,986     (39,487,340)     (674,598)
Equity units exchanged for
  common shares                  133,380        (133,380)
Net loss                                                                         (851,206)
Common shares issued             325,500                          159,925
Balance, December 31,2001     22,655,122       1,313,016    $ 102,265,911   $ (40,338,546)   $ (674,598)

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001, 2000 and 1999


                                                              2001           2000             1999
Cash Flow from Operating Activities:
Net loss                                                      $ (851,206)    $ (1,311,064)    $ (2,046,596)
Adjustments to reconcile net loss to net
 cash used by operating activities:
   Depreciation                                                   43,534           46,426           42,667
   Amortization of premium (discount) on marketable securities    25,777          (32,536)         (60,698)
   Foreign currency loss                                          97,297           95,922          157,040
   Minority interest in net income (loss) of
    consolidated subsidiaries                                     25,839           44,426          (12,650)
   Net (gain) loss on disposition of marketable securities      (362,858)         283,507          207,347
   Other                                                         141,962          (59,171)
Changes in current assets and liabilities:
   Decrease in other current assets                               19,571           95,476          399,536
   Increase (decrease) in other current liabilities              (14,321)          14,889         (465,540)
Net cash used by operating activities                           (874,405)        (822,125)      (1,778,894)

Cash Flow from Investing Activities:
Purchase of marketable securities                             (8,335,886)      (4,958,408)     (12,948,347)
Purchase of property, plant and equipment                     (1,420,896)      (1,657,902)      (2,535,612)
Proceeds from the sale and maturity of marketable securities   6,228,289       13,107,312       18,292,653
Other                                                             55,167           61,713           93,288
Net cash provided (used) by investing activities              (3,473,326)       6,552,715        2,901,982

Cash Flow from Financing Activities:
Proceeds from issuance of common shares                            4,285                           406,244
Net cash provided by financing activities                          4,285                           406,244

Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents          (4,343,446)       5,730,590        1,529,332
Cash and cash equivalents - beginning of year                 10,108,111        4,377,521        2,848,189
Cash and cash equivalents - end of year                      $ 5,764,665     $ 10,108,111     $  4,377,521

Supplemental Cash Flow Information

Cash paid during the year for:
Interest                                                                     $     12,971     $     18,968

Non-cash investing and financing activities:
Issuance of common shares as compensation                    $    15,000     $     38,688


The accompanying notes are an integral part of the consolidated financial statements.

1. The Company and Significant Accounting Policies:
The Company. Gold Reserve Inc. (the "Company") is a mining company incorporated in 1998 under the laws of the Yukon Territory, Canada, and is the successor issuer to Gold Reserve Corporation. The Company's primary mining asset, the Brisas property, is a gold and copper deposit located in the KM 88 mining district of the State of Bolivar in southeastern Venezuela. The Company has no revenue producing mining operations at this time.

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

These consolidated financial statements include the accounts of the Company, Gold Reserve Corporation, two domestic majority-owned subsidiaries, Great Basin Energies, Inc. ("Great Basin") and MGC Ventures Inc. formally MegaGold Corporation ("MGC Ventures"), seven Venezuelan subsidiaries, and seven Aruban subsidiaries which were formed to hold the Company's interest in its foreign subsidiaries or for future transactions. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's policy is to consolidate those subsidiaries where majority control exists and control is other than temporary.

Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. At December 31, 2001 and 2000, the Company had approximately $40,000 and $66,000, respectively, in Venezuelan and offshore banks.

Marketable Securities. Equity securities are carried at cost. Corporate debt securities and U.S. treasuries and agency obligations are carried at amortized cost. If the market value of long-term investments is lower than the cost and the decline is judged to be other than temporary, the investment is written down to recognize the loss. Short-term investments are recorded at the lower of cost or market. Realized gains and losses on the sale of investments are recorded based upon specific identification.

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

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property's economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as property, plant and equipment. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Capitalized exploration and development costs of unsuccessful projects are expensed.

Property, Plant and Equipment. Property, plant and equipment are recorded at the lower of cost less accumulated depreciation. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset. During the exploration and development phase, depreciation of mining assets is capitalized. Interest costs incurred during the construction and development of qualifying assets are capitalized.

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

Accounting for Stock Options. The Company has a stock option plan as discussed in note 5 to the consolidated financial statements. No compensation expense is recognized when stock options are issued to employees.
Consideration paid by employees on exercise of stock options is credited to share capital.

Income Taxes. The company uses the liability method of accounting for income taxes. Future tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the substantive enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Measurement of Uncertainty. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Substantially all of the Company's investment in property, plant and equipment represents amounts invested in the Brisas property. Management's capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs is subject to the risks and uncertainties of developing an economic reserve on the Brisas property which is based on engineering and geological estimates, future gold and copper prices, estimated plant construction and operating costs and the procurement of all necessary regulatory permits and approvals. These estimates could change in the future and this could affect the carrying value and the ultimate recoverability of the amounts recorded as property and mineral rights and capitalized exploration and development costs.

The company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings require considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during each year, which has been reduced by the common shares owned by Great Basin and MGC Ventures. As of December 31, 2001, 2000 and 1999, there were 3,421,950, 3,305,471 and 3,313,240 shares, respectively, available for issuance pursuant to the exercise of previously granted share options. The company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants, CICA 3500, whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the company's financial statements. The effect of potential issuances of shares under options would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Comparative Financial Statements. Certain reclassifications of the 2000 and 1999 consolidated financial statement balances have been made to conform with the 2001 presentation. These reclassifications had no effect on the net loss or accumulated deficit as previously reported.

2.	Marketable Securities:

                                         Amortized Cost/     Quoted
                                          Carrying Value     Market Value
2001
Temporary:
Corporate debt securities                $  2,533,862        $  2,562,366
Equity securities                           6,472,500           6,631,750
Total                                    $  9,006,362        $  9,194,116

Long-term:
Equity securities                        $      2,500        $      3,250
Total                                    $      2,500        $      3,250


2000
Temporary:
Corporate debt securities                $     49,990        $     49,537
Equity securities                           2,995,431           3,116,813
Total                                    $  3,045,421        $  3,166,350

Long-term:
U.S. treasuries and agency obligations   $  2,493,763        $  2,471,985
Corporate debt securities                   1,000,000             978,680
Equity securities                              25,000               1,250
Total                                    $  3,518,763        $  3,451,915

Debt securities at December 31, 2001 yield between 4% and 5%.


3.	Property, Plant and Equipment:

                                                  Accumulated
                                   Cost           Depreciation    Net
2001
United States
Furniture and office equipment     $    263,322   $   (176,714)   $     86,608
Leasehold improvements                   35,633        (20,556)         15,077
                                   $    298,955   $   (197,270)   $    101,685

Foreign
Property and mineral rights        $ 11,252,335                   $ 11,252,335
Capitalized exploration costs        34,765,993                     34,765,993
Buildings                               266,141   $   (206,779)         59,362
Furniture and office equipment          400,432       (386,695)         13,737
Transportation equipment                264,790       (262,801)          1,989
Machinery and equipment                 310,166       (307,833)          2,333
                                     47,259,857     (1,164,108)     46,095,749
Total                              $ 47,558,812   $ (1,361,378)   $ 46,197,434

2000
United States
Furniture and office equipment     $    359,915   $   (246,872)   $    113,043
Leasehold improvements                   35,633        (13,429)         22,204
                                        395,548       (260,301)        135,247

Foreign
Property and mineral rights        $ 11,252,335                   $ 11,252,335
Capitalized exploration costs        33,359,008                     33,359,008
Buildings                               266,141   $   (169,457)         96,684
Furniture and office equipment          398,638       (368,147)         30,491
Transportation equipment                285,207       (263,574)         21,633
Machinery and equipment                 310,166       (303,195)          6,971
                                     45,871,495     (1,104,373)     44,767,122
Total                              $ 46,267,043   $ (1,364,674)   $ 44,902,369

4. KSOP Plan:

The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. Prior to January 1, 2002, no participant had utilized the salary reduction component. Prior to 2000, common shares purchases by the KSOP plan were financed by bank loans. Beginning in 2000, common shares purchased by the KSOP Plan were financed by the Company. Unallocated shares are recorded as a reduction to shareholders' equity. Allocation of common shares to participants' accounts is based on contributions by the Company, up to a maximum of 25% of the participants' annual compensation or $30,000 ($40,000 in 2002), whichever is less, divided by the original purchase price of the common shares. The Company allocated contributions to eligible participants for the Plan years 2001, 2000 and 1999 of $133,304, $224,120 and $239,710, respectively. As of December 31, 2001,
145,371 common shares remain unallocated to plan participants.

5. Share Option Plan:

The Company's Equity Incentive Plan (the "Plan") allows for the granting of up to 2,000,000 common share purchase options, in addition to any options issued pursuant to predecessor plans, to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. Share option transactions for the last three years are as follows:


                        2001                   2000                   1999
                                    Weighted               Weighted               Weighted
                                    Average                Average                Average
                                    Exercise               Exercise               Exercise
                        Shares      Price      Shares      Price      Shares      Price
Options outstanding at
   beginning of year    3,305,471   $  2.23    3,313,240   $  2.93    3,422,784   $  3.46
Options exercised          (5,500)     0.78                             (12,500)     1.19
Options canceled         (128,021)     1.25      (92,769)     1.10     (653,544)     3.32
Options granted           250,000      0.71       85,000      0.68      556,500      1.31
Options outstanding at
   end of year          3,421,950   $  0.81    3,305,471   $  2.23    3,313,240   $  2.93
Options exercisable
   at end of year       3,259,784              3,080,878              2,673,612



                        Price                  Price                  Price
                        Range                  Range                  Range
Exercise price
 at end of year         $ 0.50 - $ 1.50        $ 0.55 - $ 3.75        $ 0.91 - $ 3.75
Exercise price for
 exercisable shares     $ 0.50 - $ 1.50        $ 0.55 - $ 3.75        $ 0.91 - $ 3.75


As of December 31, 2001, the weighted average remaining contractual life of total options outstanding was 3.6 years. The weighted average exercise price of total options outstanding and those options which were exercisable at December 31, 2001, was $0.81.

In December 2000, the Board approved a resolution amending the exercise price of certain incentive stock options previously granted under the Plan. Shareholder and regulatory approval was obtained in June 2001. Under a program, Executive Officers, Directors and other employees were permitted to exchange certain options with exercise prices in excess of $0.72. The market price at the date of re-pricing was $0.47 and the new exercise price of the subject options was set at 150 percent of the market value or $0.72 per share. In addition, the vesting schedules of all the re-priced stock options held by Executive Officers, Directors and other employees were modified as follows: fifty-percent of all re-priced stock options, which were vested prior to the date of the re-pricing, were no longer vested, or immediately exercisable, but vested 12 months from the date the re-pricing was approved by the Board.

6. Related Party Transactions:

MGC Ventures. The President, Executive Vice President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of MGC Ventures. At December 31, 2001 and 2000, the Company owned 23,304,174 common shares of MGC Ventures which represented 63% of its outstanding shares. MGC Ventures owned 276,642 common shares of the Company at December 31, 2001 and 2000. In addition, MGC Ventures owned 280,000 common shares of Great Basin at December 31, 2001 and 2000. The Company performs various administrative functions and sublets a portion of its office space to MGC Ventures for $1,200 per year.

Great Basin. The President, Executive Vice President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of Great Basin. At December 31, 2001 and 2000, the Company owned 24,210,636 common shares of Great Basin which represented 58% of its outstanding shares. Great Basin owned 516,720 common shares of the Company at December 31, 2001 and 2000. Great Basin also owned 170,800 common shares of MGC Ventures at December 31, 2001 and 2000. The Company performs various administrative functions and sublets a portion of its office space to Great Basin for $1,200 per year.

Legal Fees Paid to Director. One of the Company's directors also serves as Canadian legal counsel for the Company. During 2001, 2000 and 1999, the Company incurred expenses of approximately $22,000, $16,000 and $31,000, respectively, for services performed by the director and his firm, in which he is a senior partner.

Notes Receivable from Officers. As of December 31, 2001 and 2000, the Company had $109,100 in notes receivable due from officers. The notes bear interest at between 4.6% and 5.2% and are due in one year.

7.  Income Tax:

No income tax benefit has been recorded for the three years ended December 31, 2001. The Company's Venezuelan subsidiaries are subject to Venezuelan income tax. All costs related to the Brisas property have been recorded as capitalized exploration costs for tax purposes, and therefore the Company has not recorded any foreign tax attributes. No income tax has been paid or accrued by the Company's subsidiaries during 2001, 2000 and 1999. The Company has recorded a valuation allowance to reflect the estimated amount of the future tax asset which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carryforwards prior to expiration. The valuation allowance for future tax assets may be reduced in the near term if the Company's estimate of future taxable income changes. The components of the deferred tax assets and liabilities as of December 31, 2001 and 2000 were as follows:

                                                 Future Tax Asset (Liability)
                                                    2001           2000

Accounts payable and accrued expenses           $      5,808   $      8,846
Investment income                                     (6,767)       (18,801)
Property, plant and equipment                      8,504,863      8,507,044
Total temporary differences                        8,503,904      8,497,089
Net operating loss carryforward                    3,950,395      3,379,888
Capital loss                                           1,100        132,122
Investment tax credit                                      -          5,967
Alternative minimum tax credit                        19,871         19,871
Total temporary differences, operating losses
   and tax credit carryforwards                   12,475,270     12,034,937
Valuation allowance                              (12,475,270)   (12,034,937)
Net future tax asset                            $          -   $          -

At December 31, 2001, the Company had the following U.S. and Canadian tax basis loss carryforwards and tax credits:


                                                  U.S.      Canadian     Expires

Regular tax net operating loss:             $     272,248   $   245,916     2006
                                                1,650,395       164,576     2007
                                                1,244,312       240,983     2008
                                                  688,808                   2009
                                                  341,750                   2010
                                                  645,622                   2011
                                                1,424,144                   2012
                                                1,386,674                   2018
                                                1,621,230                   2019
                                                  665,664                   2020
                                                  892,359                   2021
                                            $  10,833,206   $   651,475


Alternative minimum tax net operating loss: $     289,523                   2006
                                                1,624,454                   2007
                                                1,218,023                   2008
                                                  660,271                   2009
                                                  304,472                   2010
                                                  618,845                   2011
                                                1,399,529                   2012
                                            $   6,115,117

Capital loss                                $       3,235                   2005

Alternative minimum tax credit              $      19,871

8. Geographic Segments:

                                     United States  Venezuela      Consolidated
2001
Other income                         $  1,199,906                  $  1,199,906
Depreciation                               43,534                        43,534
Net loss                                  762,142   $     89,064        851,206
Identifiable assets
Property, plant and equipment, net   $    101,685   $ 46,095,749   $ 46,197,434
General corporate assets               15,040,310      1,314,870     16,355,180
Total identifiable assets            $ 15,141,995   $ 47,410,619   $ 62,552,614

2000
Other income                         $    884,069                  $    884,069
Depreciation                               46,426                        46,426
Interest expense                           12,971                        12,971
Net loss                                1,220,797   $     90,267      1,311,064
Identifiable assets
Property, plant and equipment, net   $    135,247   $ 44,767,122   $ 44,902,369
General corporate assets               16,934,011      1,394,675     18,328,686
Total identifiable assets            $ 17,069,258   $ 46,161,797   $ 63,231,055

1999
Other income                         $    965,445                  $    965,445
Depreciation                               42,667                        42,667
Interest expense                           18,968                        18,968
Net loss                                1,876,920   $    169,676      2,046,596
Identifiable assets
Property, plant and equipment, net   $    147,508   $ 43,226,557   $ 43,374,065
General corporate assets               19,780,144      1,646,283     21,426,427
Total identifiable assets            $ 19,927,652   $ 44,872,840   $ 64,800,492

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

10. Commitments:

The Company leases office space under a non-cancelable operating lease that expires in February 2004. Rent expense under the lease during 2001 was $106,002. Future minimum annual rent payable under the lease is $108,477 in 2002, $108,972 in 2003 and $18,162 in 2004.

11. Differences Between Canadian and U.S. GAAP:

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in Canada. The effect of the principal measurement differences between U.S. and Canadian GAAP are summarized below. There are no differences between U.S. and Canadian GAAP as they relate to cash flows. Under U.S. GAAP, marketable securities would be divided between held-to-maturity securities and available-for-sale securities. Those securities classified as available-for-sale would be recorded at market value and the unrealized gain or loss would be recorded as a component of shareholders' equity resulting in the following changes in the financial statements:
                            Canadian GAAP     Change      U.S. GAAP
2001
Total assets                $ 62,552,614    $  160,000    $ 62,712,614
Total shareholders' equity    61,168,980       160,000      61,328,980
Net loss                        (851,206)       62,368        (788,838)

2000
Total assets                $ 63,231,055    $   97,632    $ 63,328,687
Total shareholders' equity    61,858,939        97,632      61,956,571
Net loss                      (1,311,064)      437,875        (873,189)

1999
Total assets                $ 64,800,492    $ (340,243)   $ 64,460,249
Total shareholders' equity    63,303,272      (340,243)     62,963,029
Net loss                      (2,046,596)     (325,993)     (2,372,589)

The Company follows APB Opinion 25 in accounting for stock options issued to employees, recognizing compensation expense only when the option price is less than the market price on the grant date.

12. New standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 141 is effective for business combinations initiated from July 1, 2001. SFAS No. 142 and No. 143 will be adopted on January 1, 2002 and January 1, 2003, respectively. In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long -lived Assets. The Company expects to adopt the standard on January 1, 2002. In November 2001 the Accounting Standards Board of the Canadian Institute of Chartered Accountants issued new Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Company expects to adopt the Section on January 1, 2002.

Management does not expect any of the above noted new standards to materially impact the Company's financial position and results of operations or significantly change its financial disclosure in the future.

ITEM 18. Financial Statements - Not Applicable

ITEM 19. Financial Statements and Exhibits

Index to Consolidated Financial Statements
Management's Report
Auditors' Report
Consolidated Balance Sheets
December 31, 2001 and 2000
Consolidated Statements of Operations
for the years ended December 31, 2001, 2000 and 1999
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2001, 2000 and 1999
Consolidated Statements of Cash Flows
for the years ended December 31, 2001, 2000 and 1999
Notes to Consolidated Financial Statements

Exhibit Table and Index to Exhibits .

The following exhibits are filed as part of this report. Exhibits previously filed are incorporated by reference, as noted. ** Filed herewith

Exhibit
Number  Exhibit
1.0     Restated Articles of Incorporation of the Company. Filed as Exhibit
        3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4
        (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

1.1 Bylaws of the Company. Filed as Exhibit 3.2 to the Proxy Statement/ Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

2.0 Agreement and Plan of Merger, dated as of October 5, 1998, by and among Gold Reserve Corporation (predecessor issuer), Gold Reserve Inc. (successor issuer) and GR-Merger Corp. Filed as Annex I to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November27, 1998 and incorporated by reference herein.

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

                          GOLD RESERVE INC.

                          By:
                          Rockne J. Timm, its Chairman of the Board,
                          President and Chief Executive Officer
                          May 6, 2002

                          By:
                          Robert A. McGuinness, its Vice President of Finance and Chief Financial Officer, its Principal Financial and Accounting Officer
                          May 6, 2002

Exhibit 10.0
Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 033-61113 and No. 333-56495) of Gold Reserve Inc. of our report dated February 15, 2002 relating to the financial statements, which appears in this Form 20-F.

s/ PricewaterhouseCoopers LLP

Spokane, Washington
May 6, 2002




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

Bolivar...            The basic monetary unit of the Republic of Venezuela. As
                      of March 31, 2002, approximately 921 Bolivares equaled one U.S. Dollar.

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

CESL ... Cominco Engineering Services Limited (CESL) on-site copperprocessing technology.
commercially
mineable ore body...  A mineral deposit that contains ore reserves that may be mined economically.

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

Cristinas...          Gold and copper property (Cristinas 4, 5, 6 and 7) which
                      is north of and contiguous to the Brisas property and is held by the Venezuelan Republic.

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

gold equivalent...    Gross value of copper at a stated value per pound divided
                      by the gross price of gold at a stated value per ounce.
Gold Reserve de
Venezuela
C.A. (GLDRV)...       A Venezuelan corporation and a foreign subsidiary of
                      the Company. GLDRV was organized in September 1992 to manage the exploration and future development activities on the Brisas property.

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

mill... A processing plant where ore is crushed and ground, usually to fine powder, and the metals are extracted by physical and/or chemical means. Output from a mill usually requires further processing in a smelter or refinery to produce pure metal.

MINCA... A joint venture between CVG and Placer Dome Inc. which was formed in early 1990 to explore and exploit the Cristinas property. In July 2001, Placer Dome sold its interest in the joint venture to Vannessa Ventures- two days prior to the expiration of its agreement with CVG. CVG refused to acknowledge the transfer and subsequently cancelled the contract. The Venezuelan government took physical control of the property in November 2001.

mineral...            A naturally occurring homogeneous substance having fixed
                      physical properties and chemical composition.

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

preliminary
feasibility study...  A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

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

CONVERSION FACTORS:     1 Troy ounce   =  31.1034  Grams
                        1 Tonne        =   1.1023  Short tons or 2204.6 Pounds
                        1 Hectare      =   2.4711  Acres
                        1 Kilometer    =   0.6214  Miles
                        1 Meter        =   3.28084 Feet

SYMBOLS:                Au             =   Gold
                        Cu             =   Copper
                        gpt            =   Grams per tonne
                        kt             =   Thousand tonnes
                        Au Eq          =   Gold equivalent