Form 20-F
period 2003-12-31
GOLD RESERVE INC
filed 2004-04-27
CIK 1072725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003


Commission File Number 001-31819

GOLD RESERVE INC.
(Exact name of registrant as specified in its charter)

Yukon Territory, Canada
(Jurisdiction of incorporation)


926 West Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
Class A common shares, no par value per share
Preferred Share Purchase Rights
(Title of each class)

The Toronto Stock Exchange ("TSX")
American Stock Exchange ("AMEX")
(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The total number of the registrant's shares outstanding as of December 31, 2003:

Class A common shares, no par value per share: 27,456,171
Equity Units, no par value per share: 738,605

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

TABLE OF CONTENTS
PART I
GENERAL INFORMATION
Forward-Looking Statements
Mineral Reserve Estimates
Currency
Item 1. Identity of Directors, Senior Management and Advisors - Not Applicable
Item 2. Offer Statistics and Expected
  Timetable - Not Applicable
Item 3. Key Information
Selected Financial Data
Dividends
Risk Factors
Item 4. Information on the Company
History and Development of the Company
Properties
Venezuelan Mining, Environment and
  Other Matters
Item 5. Operating and Financial
  Review and Prospects
Overview
Significant Accounting Policies
Results of Operations
Liquidity and Capital Resources
Item 6. Directors, Senior Management
  and Employees
Compensation of Directors and
  Officers
Board Practices
Item 7.  Major Shareholders and
  Related Party Transactions
Control of Registrant
Related Party Transactions
Interest of Insiders in Material Transactions
Item 8. Financial Information
Legal Proceedings
Significant Changes
Item 9. The Offer and Listing
Offer and Listing details
Item 10. Additional Information
Memorandum and Articles of Association
Material contracts
Exchange Controls and Other Limitations
  Affecting Security Holders
Taxation
Item 11. Quantitative and Qualitative
  Disclosures about Market Risk
Item 12. Description of Securities Other
Than Equity Securities - Not applicable

PART II
Item 13. Defaults, Dividends Arrearages
  and Delinquencies - None
Item 14.  Material Modifications to Rights
  of Security Holders
  and Use of Proceeds - None
Item 15. Controls and Procedures
Item 16. Reserved
Item 16A.  Audit Committee
  Financial Expert
Item 16B.  Code of Ethics
Item 16C.  Principal Accountant
  Fees and Services
Item 16D.  Exemptions From the Listing
  Standards for Audit Committees
Item 16E.  Purchases of Equity Securities
  by the Issuer and Affiliated Purchasers

PART III
Item 17. Financial Statements
Management's Report
Report of Independent Accountants
ITEM 18. Financial Statements -
  Not Applicable
ITEM 19. Financial Statements
    and Exhibits
Signatures
Exhibit 12.1 - Chief Executive Officer's
  Section 302 Certification
Exhibit 12.2 - Chief Financial Officer's
  Section 302 Certification
Exhibit 13.1 - Chief Executive Officer's
  Section 906 Certification
Exhibit 13.2 -President's Section
  906 Certification
Chief Financial Officer's Section
  906 Certification
Exhibit 99.1 - Consent of Independent
  Accountants
Exhibit 99.2 - Consent of Behre
  Dolbear & Company, Inc.
Glossary of Significant Terms

PART I
GENERAL INFORMATION
FORWARD-LOOKING STATEMENTS

The information presented or incorporated by reference in this Annual Report on Form 20-F, including Operating and Financial Review and Prospects in Item 5, contains both historical information and forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the Securities Act), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act)). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk that actual mineral reserves may vary considerably from estimates presently made, the impact of currency, metal prices and metal production volatility, concentration of operations and assets in Venezuela, the regulatory, political and economic risks associated with Venezuelan operations, changes in proposed development plans (including technology used), our ability to obtain additional funding for future development of the Brisas project, our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties.

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

Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or at the Company's website, www.goldreserveinc.com. Additionally, you can request a copy directly from the Company.

MINERAL RESERVE ESTIMATES

The Brisas project is an advanced development-stage project. The mineral reserve estimates set forth in this document have been prepared in accordance with applicable Canadian and U.S. requirements. The definitions related to reserves, used herein, are pursuant to and follow Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects, which we believe are substantially the same as those definitions used in U.S. Securities and Exchange Commission Industry Guide 7.

CURRENCY

All currency is in U.S. Dollars unless otherwise noted.

GLOSSARY

Certain technical terms used herein are defined in the glossary at the end of this Annual Report.


Item 1. Identity of Directors, Senior Management and Advisors - Not Applicable

Item 2. Offer Statistics and Expected Timetable - Not Applicable

Item 3. Key Information

SELECTED FINANCIAL DATA

The selected financial data set forth below are derived from the Company's audited financial statements and should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing in
Item 17 and Operating and Financial Review and Prospects in Item 5. The following selected financial data have been prepared in U.S. Dollars on the basis of accounting principles generally accepted in Canada.


                             2003         2002         2001         2000         1999
                             ----------   ----------   ----------   ----------   ----------
                             (in thousands of U.S. Dollars, except share and per share amounts)
Other income                     $  770       $  703     $  1,200       $  884       $  965
Net loss                         (3,707)      (3,008)        (851)      (1,311)      (2,047)
Loss per common share (1)         (0.15)       (0.13)       (0.04)       (0.06)       (0.09)
Total assets(2)                  67,030       59,843       62,553       63,231       64,800
Net Assets -
  Shareholders' equity (3)       65,138       58,412       61,169       61,859       63,303
Capital stock                   112,971      102,498      102,266      102,106      102,067
Common shares: (4)
  Issued                     27,750,258   22,996,158   22,655,122   22,196,242   21,987,672
  Outstanding                27,456,171   22,702,071   21,361,035   21,902,155   21,810,383
Equity Units: (4)
  Issued                      1,237,880    1,289,980    1,313,016    1,446,396    1,584,966
  Outstanding                   738,605      790,705      813,741      947,121    1,290,817

1. Basic and diluted.
2. Total assets prepared in accordance with accounting principles generally accepted in the U.S. at December 31, 2003, 2002, 2001, 2000, and 1999 were $70,145, $59,884, $62,713, $63,329, and $64,460, respectively.
3. Total shareholders' equity prepared in accordance with accounting principles generally accepted in the U.S. at December 31, 2003, 2002, 2001, 2000, and 1999 was $68,253, $58,453, $61,329, $61,957, and $62,963,
    respectively.
4. Great Basin and MGC Ventures, each consolidated subsidiaries of the Company, own shares of the Company. As a result, the Company has an indirect investment in itself. The shares held by these entities represent the difference between issued and outstanding shares.

DIVIDENDS

We have not declared cash or share dividends since 1984 and have no present plans to pay any cash or share dividends. We may declare cash or share dividends in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividends.

RISK FACTORS

Obtaining additional funding for future project development and other operating activities is a critical factor in the future success of the Company.

As of March 31, 2004, the Company had approximately $17.6 million in cash and investments. We currently do not generate revenue from operations and have historically financed operating activities primarily from the sale of common shares or other equity securities. The timing and extent of additional funding, if any, depends on a number of important factors, including the actual timetable of our 2004-2005 work plan, the price of gold and copper, our assessment of the financial markets, the political and economic conditions in Venezuela, and our share price. In the near-term, management believes that cash and investment balances are sufficient to allow the Company to fund its activities through 2005. Our plans for significant additional funding (approximately $353 million) is dependent upon the successful completion of the bankable feasibility study, if and when mine development activities on the Brisas project are commenced, the acquisition of additional properties and the overall capital requirements of the consolidated group. Management can provide no assurances that it will be able to acquire the additional financing that will be needed, if and when construction on the Brisas project commences, and the Company currently has no proposals or firm commitments to proceed with such financing. Failure to raise the required funds will impede the Company's ability to construct and operate the Brisas project and would, in the long-term, have a material adverse effect on the Company.

The volatility of the price of gold and copper could have a negative impact upon our future operations.

The price of gold and copper has a significant influence on the market price of our common shares and our business activities. Fluctuations in gold and copper prices directly affect, among other things, our ability to obtain additional financing, the viability of current development plans and reserve estimates. The price of gold is affected by numerous factors beyond our control, such as the level of inflation, fluctuation of the United States Dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. Copper prices also fluctuate and are generally affected by global and regional demand and existing inventories. As of March 31, 2004, the closing price for gold and copper was: Gold: $424 per ounce, copper: $1.39 per pound. The following table sets forth the average of the daily closing price for gold and copper for the periods indicated as reported by the London Metal Exchange:

                                        YEAR ENDED DECEMBER 31,
	           5 Yr. Avg.	 2003     2002     2001     2000     1999
----------------------------------------------------------------------------
Gold ($ per ounce)   $  300    $  363   $  310   $  271   $  279   $  279
Copper ($ per pound) $ 0.75    $ 0.81   $ 0.71   $ 0.73   $ 0.80   $ 0.71

Our mining assets are concentrated in Venezuela and our operations could be disrupted.

Political and Economic Environment

At December 31, 2003, approximately 70% of our identifiable assets, including our primary mining asset, the Brisas project, were located in Venezuela.

Venezuela has experienced on-going public protests of the President's policies and agendas in the last several years. These protests have resulted in national work stoppages and a number of civil disturbances, and have lead to fuel shortages, high levels of inflation, currency and exchange controls, and a decline in industrial output and foreign investment. The opposition to the President have demanded a change in the policies of the current government, including calling for the removal of the President by recall referendum.

Despite this political and economic turmoil, we have not experienced any significant adverse impact to date on our operations in Venezuela nor have we curtailed our investment activities in the country. However, our future operations and investments in Venezuela could be adversely affected by continued political instability and civil unrest. Insurance covering business disruptions or losses related to political instability or civil unrest is not maintained and will only be maintained in the future if available on a cost-effective basis.

Currency Controls

In February 2003, the Central Bank of Venezuela enacted exchange control regulations as a temporary measure to protect international reserves. The exchange rate was fixed at approximately 1,600 Bolivars to the US dollar. In February 2004, the exchange rate was increased to approximately 1,920 Bolivars to the US dollar.

Past and recent conditions have not adversely affected our operations as the Company primarily transfers funds into Venezuela for its operations. However, this could change in the future to the extent that the Company begins production and sales from Venezuela. Future fluctuations of the Venezuelan Bolivar against the U.S. dollar could negatively impact the Company's financial condition.

Small Miners

A significant number of unauthorized small miners have invaded various properties near the Brisas project. The methods used by the small miners to extract the gold from the surface material are typically environmentally unsound and in general their presence can be disruptive to the rational development of a project such as Brisas. Although the Brisas project has not experienced a similar invasion and the Company maintains security guards and has implemented other procedures to mitigate the risk that the small miners might try to occupy the Brisas project, management can give no assurances that such activities will not occur in the future.

Imataca Forest Reserve

The Brisas project is located within the Imataca Forest Reserve (the "Imataca") in the State of Bolivar. In 1986, an area within the Imataca, which includes the Brisas project, was authorized by Presidential Decree 1046 for mining activities. In May 1997, Presidential Decree 1850 further opened the region to various activities, including mining, but was later challenged by several parties. The Venezuelan Supreme Court subsequently issued an order to MEM prohibiting new concessions in the Imataca. Subsequent to the Supreme Court order, the Company submitted to MEM and MARN (Ministry of Environment) several additional concession and permit applications related to the Brisas project.

In July 2003, the Venezuelan Government published for public consultation draft amending regulations that further clarify mining activities in the Imataca. According to the draft amending regulations, the Brisas project continues to be in an area authorized for mining activities. Although MEM and MARN have indicated that the Imataca issue is expected to be resolved in the near term, it is unclear when the final regulations will be issued. We have been advised by Venezuelan counsel that it is unlikely that future regulations related to this issue will impact our properties, but management can make no assurances that the final regulations will include Brisas in the area approved for mining or the impact of further challenges to the Imataca issue by third parties.

Venezuelan environmental laws and regulations

Venezuela maintains environmental laws and regulations for the mining industry that impose significant obligations on companies doing business in the country. The MARN, which administers Venezuelan environmental laws and regulations, proscribes certain mining recovery methods deemed harmful to the environment and monitors mining activities to ensure compliance. Venezuela's environmental legislation provides for the submission and approval of environmental impact statements for certain operations and provides for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas which could result in environmental pollution. Insurance covering losses or obligations related to environmental liabilities is not maintained and will only be maintained in the future if available on a cost-effective basis.

Challenges to mineral property titles or contract rights

Acquisition of title or contract rights to mineral properties is a very detailed and time-consuming process. Mining properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law often are complex. The Company believes it has clear title and/or rights to all of the properties for which it holds concessions or other contracts and leases. However, the Company does not know whether someone will challenge or impugn title or contract rights to such properties in the future or whether such challenges will be by an individual or a government agency. From mid 1992 to late 1994 the Company was involved in a lawsuit relating to ownership of the Brisas project. The Company successfully defended its ownership rights in the Venezuelan courts and subsequently settled the lawsuit. A claim that the Company does not have title or contract rights to a property could have an adverse impact the Company's business in the short-term and a successful claim could negatively impact the future results of the Company.

Compliance with other laws and regulations

In addition to protection of the environment, the Company's activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. Obtaining the necessary permits is critical to our business. Obtaining and maintaining such permits can be a complex, time consuming process and as a result the Company cannot assess whether necessary permits will be obtained or maintained on acceptable terms, in a timely manner or at all. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of our operations or material fines, penalties or other liabilities.

Future results depend on the Brisas project.

The Company has invested over $70 million on the Brisas project. Any adverse event affecting this property could significantly impact the future results of the Company.

Our mineral reserve estimates may vary from estimates in the future.

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

We have experienced losses from operations for each of the last fifteen years and expect this trend to continue for the next several years as the result of, among other factors, expenditures associated with the activities on the Brisas project, as well as other unrelated non-property expenses. This trend is expected to reverse if and when gold and copper are produced at the Brisas project in commercial quantities.

The market price of our common shares may experience volatility.
Our Class A common shares are listed on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). Our securities and securities of similar companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include economic and political developments in North America, Venezuela and generally worldwide and overall market perceptions of the attractiveness of particular industries. Our share price is also likely to be affected by short-term changes in gold and copper prices or in our financial condition or results of operations as reflected in our publicly filed reports. Other factors unrelated to our performance that may have an effect on the price of our Class A common shares include the extent, if any, of analytical coverage of our business by investment banks' research departments, limited trading volume and general market interest or limited public float in our securities, as well as new regulatory rules. As a result of any of these factors, we believe the market price of our Class A common shares at any given point in time may not accurately reflect our long-term value.

Risks inherent in the mining industry could have a significant impact on the Company's future operations.

Gold and copper projects are subject to all of the risks inherent in the mining industry, including environmental hazards, industrial accidents, fires, labor disputes, legal regulations or restrictions, unusual or unexpected geologic formations, cave-ins, flooding, and periodic interruptions due to inclement weather. These risks could result in damage to, or destruction of, mineral properties and production facilities, personal injury, environmental damage, delays, monetary losses and legal liability. Insurance covering such catastrophic liabilities is not maintained and will only be maintained in the future if available on a cost-effective basis.

Risks associated with the construction of a mining project.

It is not unusual in new mining operations to experience unexpected problems during development. Costs could increase depending upon a number of factors within and beyond our control. The actual cost of placing the Brisas project in to production could differ significantly from estimates contained in the preliminary feasibility study.

Future hedging activities could negatively impact future operating results.

The Company has not entered into forward contracts to sell gold or copper that it might produce in the future. Although the Company has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered.

The CESL process may never be utilized for the Brisas project.

Initially the Brisas preliminary feasibility study contemplated a traditional off-site smelter to process gold/copper concentrates. As a result of 20-year low gold and copper prices, the Company subsequently reviewed several alternatives to improve the Brisas project economics. One alternative, the Cominco Engineering Services Limited (CESL) technology utilizes an autoclave for pressure oxidation of the concentrates followed by a series of leaching sequences to recover the gold and copper. Notwithstanding any successful implementation of the CESL technology for the Brisas project, management may ultimately deploy another, commercially proven concentrate pressure oxidation and leaching process to produce the gold and copper on-site. Likewise, and as a result of significantly lower concentrate treatment and refining charges, the bankable feasibility study may conclude that processing concentrates at an off-site smelter is the better alternative for development of the Brisas project.

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

Organizational Structure

References to the "Company" throughout this report refer primarily to Gold Reserve Inc., Gold Reserve Corporation (domiciled in Canada and the U.S., respectively), Gold Reserve de Venezuela, C.A. ("GLDRV"), Compania Aurifera Brisas del Cuyuni, C.A. ("BRISAS") (both domiciled in Venezuela), and Great Basin Energies, Inc. ("Great Basin") and MGC Ventures Inc. ("MGC Ventures") (U.S. corporations), which have no current business activities. All subsidiaries are wholly owned except for Great Basin and MGC Ventures, which are approximately 47% owned. The Company believes it exercises majority control of Great Basin and MGC Ventures.

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

Primary Mining Asset

Brisas Project

Our primary mining asset, the Brisas project, is a gold/copper deposit located in the KM 88 mining district of the State of Bolivar in southeastern Venezuela. Over $70 million has been expended on the Brisas project since its acquisition in 1992. During 2004, the Company expects to expend up to $10 million directly and indirectly on the project, including approximately $7 million to complete the bankable feasibility study. See-"PROPERTIES-Brisas Project" for a detailed discussion of the Brisas project.

Choco 5 Property

The Choco 5 property, a grass-roots gold/copper exploration target, is located in the El Callao mining district in the State of Bolivar, southeastern Venezuela. Since acquiring the property in 2000, the Company has invested approximately $200,000 on the acquisition and exploration costs and expects during 2004, to expend up to $500,000 on further exploration. See-"PROPERTIES-Choco 5 Property" for a detailed discussion of the Choco 5 project.

Financial Position

As of March 31, 2004, the Company held approximately $17.6 million in cash and investments. We will be required to seek additional funding in the next twelve months in order to fund the construction of the Brisas project, if warranted. We expect to evaluate a number of financing options in the coming months in conjunction with the completion of the bankable feasibility study. Significant additional financing will be needed if and when construction on the Brisas project commences. At this time, although we have received indications of interest, we have no proposals or firm commitments to proceed with financing the Brisas project.

Shares Issued

As of March 31, 2004, the Company had the following Class A common shares, equity units and share purchase options issued:

Class A common shares                        27,750,258
Equity Units*                                 1,237,880
                                             ----------
  Total Issued                               28,988,138
Class A common share purchase warrants        2,021,000
Class A common share purchase options         3,204,124
                                             ----------
  Fully diluted                              34,213,262
                                             ==========

* An equity unit consists of one Class B common share of Gold
  Reserve Inc. and one Class B common share of Gold Reserve
  Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one-to-one basis.

PROPERTIES

Brisas Project

Location

The term Brisas property is used interchangeably with Brisas project. The Brisas project is located in the KM 88 mining district in the State of Bolivar in southeastern Venezuela approximately 373 kilometers (229 miles), by paved highway, southeast of Puerto Ordaz. The project, accessible by an all-weather road, is 5 kilometers west of the KM 88 marker on Highway 10, occupies an area of approximately 11,000 hectares.

Ownership

The Brisas project consists of the Brisas alluvial concession, the Brisas hardrock concession beneath the alluvial concession, and applications for other mineralization contained in these concessions, and contracts and concessions for mineralization (primarily gold, copper and molybdenum) and infrastructure use on land parcels contiguous to the existing concessions.

The Brisas alluvial concession was acquired through the acquisition of BRISAS. The Brisas hardrock concession was granted to BRISAS in March 1998. Both concessions were granted by the Ministry of Energy and Mines ("MEM"), pursuant to the 1945 mining law. The Brisas alluvial concession is an exploitation concession with a term of 20 years and two renewal periods of 10 years each, at the discretion of MEM, and a 3% tax on gold sales. The Brisas hardrock concession is an exploitation concession with a term of 20 years and two renewal periods of 10 years each, at the discretion of the MEM. The hardrock concession provides for up to a 4% tax on gold sales and up to a 7% mine mouth tax on copper production. (See "Venezuelan Mining Environment and Other Matters").

The Brisas alluvial concession, which we estimate is approximately eight percent (8%) of the combined Brisas property mineralization, provides the MEM or its designate, the right ("special advantage" to the Republic of Venezuela) to acquire twenty percent (20%) of the company organized by the alluvial concession holder to perform extraction activities within the concession. Venezuelan counsel has advised us that to the best of their knowledge the MEM has never enforced such provisions contained in similar concessions. For this reason, it is unclear how the value of the twenty percent (20%) of the alluvial concession would be determined, in the event the MEM chose to exercise such right pursuant to the concession.

Regional Infrastructure

The Brisas project site is located in the State of Bolivar, Guayana region. The nearest major city is Puerto Ordaz, with approximately 700,000 inhabitants. Puerto Ordaz has major port facilities, accessible to ocean-going vessels from the Atlantic Ocean, via the Orinoco river. Puerto Ordaz is the center of major industrial developments in the area, including iron and steel mills, aluminum smelters, iron and bauxite mining and forestry. Major hydroelectric generating plants on the Caroni River, providing more than 20,000 MW of electricity, support these industries. A 400 kV power line runs through the community of Las Claritas, nearby the project, and is expected to supply sufficient power for the Brisas project. A transformer station is located 3 km from the property.

Puerto Ordaz is a modern urban center with good road and air connections to the rest of Venezuela. There are regularly scheduled flights to Caracas and other major cities several times daily. There are also port facilities 428 km northwest of Puerto Ordaz on the Caribbean coast. Guanta, near Barcelona, would likely be the port of entry for most construction, mining and milling equipment. The highway system within Venezuela is generally good, with paved roads in good condition providing access to within 5 km of the Brisas project. A four-lane highway runs from Puerto Ordaz, northwest to both Barcelona and Guanta, and for 55 km south to Upata where it becomes a two-lane highway to KM 88 on into Brazil.

Geology

The Brisas project is within the Proterozoic granite-greenstone terrain of the Guyana shield. The shield covers eastern Colombia, southeastern Venezuela, Guyana, Suriname, French Guiana and northeastern Brazil. The terrain is a thick section of andesite to dacite volcanics intruded by numerous granite stocks and batholiths. Several periods of deformation, metamorphism, and mineralization can be documented within this terrain.

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

The mineralization is stratabound and strataform within a 200-meter thick series of tuffs marked by rapid horizontal and vertical facies changes. The gold/copper mineralization is over 1,900 meters long and 500 to 900 meters wide. Mineralization continues for an unknown distance down-dip to the west, north and south, as well as, below the current deposit. Three styles of mineralization are seen: 1) massive sulfide-quartz-tourmaline breccia with pyrite, chalcopyrite and gold in an outcrop referred to as the Blue Whale,
2) stratabound, disseminated pyrite-gold/copper mineralization and 3) quartz-calcite high angle veins marked by erratic but high gold values. The disseminated mineralization is characterized by a calcite-quartz-epidote-sulfide alteration and constitutes the bulk of the economic mineralization. There appears to be no relationship between the disseminated mineralization and the high angle veins. The mineralization to the north is generally pyrite-chalcopyrite-gold with the copper content decreasing to the south until in the southern portion of the deposit the copper is a minor constituent of the mineralization. Mineralization is open down dip to the west and to the north.

Preliminary Feasibility Study

The preliminary feasibility study was originally completed in 1998 with the assistance of JE MinCorp, a Division of Jacobs Engineering Group Inc., and a number of other independent consultants and updated in early 2000.

BRISAS PROJECT ECONOMICS

The results of the preliminary feasibility study indicated a large-scale open pit mining operation with a plant to process an estimated 50,000 tonnes per day, yielding an estimated average annual production of 362,000 ounces of gold and 46 million pounds of copper, over a mine life of at least 14 years. The Brisas project will utilize economies of scale production methods with expected higher production rates resulting in lower unit costs. Estimated cost per ounce of gold is determined net of copper revenues. Pre-feasibility estimates of capital requirements for initial construction of the mill and on-site copper production were approximately $353 million, including working capital of approximately $19.5 million. Ongoing life-of-mine requirements were estimated at $59 million.

Construction of the planned facility is expected to take approximately 18 to 24 months, with commissioning and achievement of commercial production expected shortly thereafter. Most operating supplies will be imported and electrical power is available from 400kV transmission line and transformer station, which passes within a few kilometers of the property. The project water requirements will be obtained by water pumped from the pit de-watering system and by rainfall stored in the tailings water pond. On site accommodations will be provided for employees.

The preliminary feasibility study evaluated two processing flowsheets including conventional milling with a gyratory crusher and grinding with SAG and ball mills followed by gravity separation to recover coarse gold, flotation and cyanidation of cleaner flotation tailings. The second alternative contemplated the implementation of on-site copper processing using the Cominco Engineering Services Limited (CESL) technology. The CESL process utilizes an autoclave for pressure oxidation of the concentrates followed by a series of leaching sequences to recover the copper and gold. The CESL process eliminates significant transportation costs for the copper/gold concentrates to an out-of-country smelter, possibly resulting in improved project economics.

Using reserve estimates completed in 2000 and the assumptions included in the preliminary feasibility study, cash operating costs (based on Gold Institute guidelines) were estimated at $153 per ounce of gold (using $0.90 per pound copper and CESL on-site copper processing) and total after-tax costs were estimated at $243 per ounce of gold (including operating costs, working capital, initial capital and life of mine capital less sunk costs).

Likewise, with traditional smelting of concentrate and using the 2000 reserve estimates, the assumptions included in the preliminary feasibility study and current expected long term smelting and refining charges, cash operating costs (based on Gold Institute guidelines) were estimated at $189 per ounce of gold (using $0.90 per pound copper) and total after-tax costs were estimated at $275 per ounce of gold (including operating costs, working capital, initial capital and life of mine capital less sunk costs). Preliminary feasibility estimates of capital requirements for construction of the mill with traditional smelter copper production was approximately $304 million, including working capital of approximately $19.5 million. Ongoing life-of-mine requirements were estimated at $37 million for the conventional smelting scenario.

The economics of the Brisas project are sensitive to the price of copper. Estimated cost per ounce of gold is determined net of copper revenues. For both CESL and smelter cases, a $0.10 increase or decrease in copper price, results in an estimated $12 corresponding change to the cash operating cost per gold ounce.

The ultimate design and future cost of construction of a plant is subject to the results of a bankable feasibility study which will be required to be completed before a production decision can be made in the future. Actual production rates and cost of production may vary from the preliminary feasibility study estimates based on the results of the bankable feasibility study, as well as factors encountered if and when production commences.

MINERAL RESOURCE AND RESERVE ESTIMATES

Behre Dolbear audited our data collection procedures and modeling and mineral reserve methodology for the preliminary feasibility study. Behre Dolbear concluded in their reports that: technical data collection procedures met or exceeded accepted industry standards; assay laboratories provided reliable and acceptable results; and the compiled database was of a quality appropriate for utilization in a mineral reserve study suitable for obtaining financing. Further, Behre Dolbear concluded that the estimating techniques used were an accurate representation for the mineral reserves; drill hole spacing was sufficient to generate future estimates of proven and probable mineral reserves; and the database was correct and reliable. The Behre Dolbear audits also concluded that the mineral reserve risk for the project is low and there is upside potential for additional mineral reserves at the Brisas project because the mineralization can be extrapolated with quite high confidence beyond the current drilling in the down dip direction and to the north.

Behre Dolbear calculated the mineral resource and reserve estimates contained herein, most recently in August 2003. The qualified person involved in the property evaluation and the resource and reserve estimates is Dr. Qingping Deng, C.P.Geol.-AIPG of Behre Dolbear. In addition, Brad Yonaka, Exploration Manager for Gold Reserve was involved in the geologic analysis. Behre Dolbear has advised Gold Reserve that it believes that it has an adequate basis for supporting the estimated mineral reserves at the Brisas project in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects as well as the standards contained in the U.S. Securities and Exchange Commission Industry Guide 7.

MINERAL RESOURCE ESTIMATES

CESL Process

The Brisas project, using the CESL process for treating copper concentrates, is estimated to contain a measured and indicated mineral resource of 9.9 million ounces of gold and approximately 1.4 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off). The August 2003, measured and indicated mineral resource utilizing the CESL process, which includes the mineral reserve, is summarized in the following table:



(kt= 1,000 tonnes)  Measured (proven)	  Indicated (probable)	     Measured and Indicated
----------------------------------------------------------------------------------------------
Au Eq
Cutoff                     Au	    Cu                  Au      Cu                 Au      Cu
Grade            kt       (gpt)  (%)	  kt       (gpt)	 (%)       kt       (gpt)   (%)
----------------------------------------------------------------------------------------------
0.40	         273,013   0.730   0.119     194,573   0.557   0.160     467,586   0.658   0.136
==============================================================================================


(In Millions)       Measured (proven)       Indicated (probable)	     Measured and Indicated
----------------------------------------------------------------------------------------------
Au Eq
Cutoff                     Au     Cu                  Au     Cu                  Au      Cu
Grade                      oz.    lb.                 oz.    lb.                 oz.     lb
----------------------------------------------------------------------------------------------
0.40                -     6.405   717            -   3.484   687            -   9.889    1,404
==============================================================================================

The estimated inferred mineral resource, based on the CESL process (0.4 gram per tonne cutoff), is estimated at 93.1 million tonnes containing 0.56 grams gold per tonne and 0.14 percent copper, or 1.67 million ounces of gold and 282 million pounds of copper.

Smelter Process

The Brisas project, using an off-site smelter process for treating copper concentrates, is estimated to contain a measured and indicated mineral resource of 9.5 million ounces of gold and approximately 1.2 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off). The August 2003, estimated measured and indicated mineral resource utilizing an off-site smelter process, which includes the mineral reserve, is summarized in the following table:



(kt= 1,000 tonnes)  Measured (proven)	 Indicated (probable)     Measured and Indicated
----------------------------------------------------------------------------------------------
Au Eq
Cutoff                     Au	    Cu                  Au      Cu                 Au      Cu
Grade            kt       (gpt)  (%)	  kt       (gpt)	 (%)       kt       (gpt)   (%)
----------------------------------------------------------------------------------------------
0.40           252,227   0.769  0.117     162,264   0.625   0.155    414,491   0.712   0.132
==============================================================================================


(In Millions)       Measured (proven)	 Indicated (probable)	  Measured and Indicated
----------------------------------------------------------------------------------------------
Au Eq
Cutoff                     Au     Cu                  Au     Cu                  Au      Cu
Grade                      oz.    lb.                 oz.    lb.                 oz.     lb
----------------------------------------------------------------------------------------------
0.40               -     6.233   649           -     3.258   554          -     9.491    1,203
==============================================================================================


The estimated inferred mineral resource, based on an off-site smelter process (0.4 gram per tone cutoff), is estimated at 77.2 million tonnes containing 0.64 grams gold per tonne and 0.12 percent copper, or 1.58 million ounces of gold and 205 million pounds of copper.

MINERAL RESERVE ESTIMATE

CESL Process

The Brisas project in-pit mineral reserve estimate utilizing the CESL process for treating copper concentrate is estimated to contain approximately 328.5 million tonnes of ore with an average grade of 0.71 grams per tonne gold, 0.15 percent copper and a waste to ore ratio of 1.80:1. The August 2003 mineral reserve estimate presented below was calculated using an average gold and copper price of $325 per ounce and $0.85 per pound, respectively and the Company believes it has been prepared in accordance with reporting requirements of applicable Canadian and U.S. securities commissions:


           Reserve                          Au          Cu         Waste       Total
           tonnes      Au grade   Cu grade  ounces      pounds     tonnes      tonnes     Strip
Class	    (thousands) (gpt)      (%)       (thousands) (millions) (thousands) (thousands) Ratio
-----------------------------------------------------------------------------------------------
Proven     224,174     0.770	    0.132     5,547         650
Probable   104,288     0.575	    0.188     1,928	    433
-----------------------------------------------------------------------------------------------
Total	     328,462     0.708	    0.150     7,475       1,083      591,722     920,184    1.80
===============================================================================================

Smelter Process

The Brisas project in-pit mineral reserve estimate utilizing a smelter process for treating copper concentrate is estimated to contain approximately 256.6 million tonnes of ore with an average grade of 0.81 grams per tonne gold, 0.135 percent copper and a waste to ore ratio of 2.19:1. The August 2003 mineral reserve estimate presented below was calculated using an average gold and copper price of $325 per ounce and $0.85 per pound, respectively and the Company believes it has been prepared in accordance with reporting requirements of applicable Canadian and U.S. securities commissions:


           Reserve                          Au          Cu         Waste       Total
           tonnes      Au grade   Cu grade  ounces      pounds     tonnes      tonnes     Strip
Class	    (thousands) (gpt)      (%)       (thousands) (thousands)(thousands) (thousands) Ratio
-----------------------------------------------------------------------------------------------
Proven     193,685     0.841      0.124     5,237       528,000
Probable    62,930     0.694      0.170     1,404       236,000
-----------------------------------------------------------------------------------------------
Total      256,615     0.805      0.135     6,641       764,000    562,579     819,194    2.19
===============================================================================================



BRISAS PROJECT WORK TO DATE

Over $70 million has been expended on the Brisas project since inception. These costs include property and mineral rights, acquisition costs, equipment expenditures, litigation settlement costs and exploration costs. Considerable work has taken place to establish the mineral resource, proven and probable reserves.

Previous activities on the property include:
           Extensive geology, geophysics and geochemistry
           802 exploration drill holes
           Approximately 180,000 meters  of drilling
           Audits by Behre Dolbear of exploration drilling,
              sampling, assaying procedures and ore reserves methodology Environmental baseline work/socioeconomic studies
           Hydrology studies
           Geotechnical studies
           Mine planning
           Advanced stage grinding and metallurgical testwork
           Tailings dam designs
           Milling process flow sheet designs
           Pre-feasibility study with JE MinCorp
           Supplement to the pre-feasibility study with JE Mincorp
           Bench scale testing of CESL on-site copper process

During the first quarter of 2003, MEM approved an operating plan for the alluvial and hardrock ore and project infrastructure for the Brisas project. Based on this operating plan, the Company is in the process of updating its Environmental Impact Statement ("EIS") for submittal to MARN in order to obtain the necessary environmental permits for construction. Although MEM has approved the operating plan for the Brisas project, the previously filed but un-granted concession and permit applications that are an integral part of the plan are still pending the resolution of the Imataca matter. Exploitation activities including preparations for production activities are typically required to commence within two years from the approval of the operating plan, but the MEM has indicated that any delay in the resolution of the Imataca matter further delays any obligation required of the concession and/or contract holder.

In late 2003, the Company extracted a 700 tonne bulk sample from the Brisas gold/copper project for large scale pressure oxidation testing. In April 2004, the material was processed into a gold-copper concentrate at SGS Lakefield Research Limited in Canada, to be tested for the possible deployment of an on-site pressure oxidation and leaching process. The results of this test are expected to be incorporated as one alternative in the bankable feasibility study.

Further to Behre Dolbear's recommendations, in November 2003, the Company commenced an additional drilling program at the Brisas project. The drill program consisted of approximately 40 core holes totaling approximately 15,000 meters, costing approximately US $800,000. The focus of the drilling was to test the down-dip extension and southern extension of the ore body, and the high-grade zone southeast of the existing pit design. The results of the drill program will be incorporated in the bankable feasibility study mineral reserve.

Also in November 2003, the Company selected Aker Kvaerner Metals, Inc., a subsidiary of the international engineering and construction services group, Aker Kvaerner, to complete the bankable feasibility study for the construction and operation of the Brisas project. Vector Colorado LLC and Pincock, Allen & Holt will also participate in the completion of the Brisas feasibility study.

2004 Brisas Work Plan

During 2004 we expect to continue the activities on the Brisas project that are required to complete a bankable feasibility study. The bankable feasibility study is to be used for securing finance, initiating procurement of long delivery items and commencing construction activities. The purpose of the study is to determine an optimum case for technical and economic viability of the project to a level of confidence required to make a decision to proceed with development.

The bankable feasibility study will contemplate a conventional milling facility with a range of possible plant throughput tonnages from 20,000 to 70,000 tonnes per day and the possible use of contract mining. Contract mining would significantly lower initial capital costs for the project, however operating costs would increase as a result.

The optimum processing plant will be determined from an evaluation of three alternatives. All of the flowsheets will commence with crushing, grinding and flotation of sulfide concentrate. One of the base flowsheets will assume direct shipment of the concentrate to an off-site smelter while the second flowsheet will assume processing the concentrate through a high temperature pressure oxidation (HTPOX) process to produce copper cathodes on-site. Similar to the HTPOX alternative, the third alternative flowsheet will assume processing the concentrate through the CESL process to produce copper cathodes on-site.

The Company anticipates results for HTPOX and CESL may be quite similar, however HTPOX is a commercially proven process. Likewise, and as a result of significantly lower long term concentrate treatment and refining charges, the bankable feasibility study may ultimately conclude that processing concentrates at an off-site smelter is the best economic alternative for the development of the Brisas project.

The bankable feasibility study will generate a cash flow model and capital and operating cost estimates for a preferred process plant flowsheet design and capacity. Estimates will include general and administrative costs and support facilities for the mining and processing facility. The bankable feasibility study will incorporate a marketing study for copper concentrates as well as sales of cathode copper. In addition, the bankable feasibility study will include design, equipment selection, and capital and operating cost estimates for; tailings dam and facilities, mine planning and mine equipment selection, and environmental compliance and reclamation. Likewise, the bankable feasibility study will incorporate all site hydrology requirements, including pit de-watering, ground water depressurization, site drainage, water balances, water control, water discharge and management planning, including capital and operating cost estimates. The completion of the bankable feasibility study is expected to cost approximately $7 million.

Management currently plans to complete the required feasibility study in late 2004 to make a production decision thereafter. The timing of these activities is subject to, among other things, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors.

Choco 5 Property

The Company is presently focused primarily on its Brisas project, which is the Company's primary mining asset. To a lesser extent, the Company is conducting exploration of its Choco 5 property. This property is a grass roots gold exploration target also located in Venezuela.

Location

The Choco 5 property is located in the State of Bolivar, Guayana region.
The property is located 24 kilometers west of the mining community of El Callao (population approximately 25,000) located in the El Callao mining district and 200 kilometers south of Puerto Ordaz, the nearest major city. Hydroelectric power from generating plants on the Caroni river, near Puerto Ordaz, is connected to El Callao with a 400 kV power line running through the Choco 5 property. The El Callao mining district is an area with considerable mining activity by other companies such as Minerven (a wholly owned subsidiary of CVG), Bolivar Gold Corp. (on the adjacent Choco 4 and 10 properties), Gold Fields Ltd. on properties adjacent to Choco 5 (in a joint venture with Bolivar Gold), Crystallex International Corporation, Hecla Mining Company and the Shandong Gold Group.

Ownership

The underlying mining title or concession for the area known as the Choco 5 property was issued by the MEM to CVG on May 11, 1993. The concession was subsequently leased by CVG to Minerven (a wholly-owned subsidiary of CVG) pursuant to an agreement dated December 22, 1998 (the Choco 5 Lease). On June 28, 2000, Minerven subleased the Choco 5 Concession to the Company (the Choco 5 Sublease). The mining title, the lease and sub-lease have all been duly registered at the appropriate Municipal Registrar Office.

The Choco 5 Concession is a vein and alluvial concession for the exploration and subsequent exploitation of primarily gold and copper as well as other minerals, with a term of 20 years, starting with the publication of its exploitation certificate, subject to two possible 10 year extensions up to a maximum term of 40 years. The Company's most significant obligations pursuant to the Choco 5 Sublease (which incorporates the terms of the Choco 5 Lease and Choco 5 Concession) included the payment of $150,000 upon signing, variable royalties staged over the life of the project on the value of gross production of gold and other minerals and on the value of proven reserves ranging from 0.35 to 2.3 percent, quarterly payments of approximately $5,000 until commercial production and the obligation to keep the property in good standing during the term of the agreement.

Regional Infrastructure

The Choco 5 property has the same regional infrastructure as the Brisas project. For a description of the Choco 5 regional infrastructure see "Properties-Brisas project-Regional Infrastructure" in Item 4

Geology

The Choco 5 property is within the Proterozoic granite-greenstone terrain of the Guyana shield. The shield covers eastern Colombia, southeastern Venezuela, Guyana, Suriname, French Guiana and northeastern Brazil. The terrain is a thick section of andesitic to dacitic volcanics intruded by numerous granite stocks and batholiths. Several periods of deformation, metamorphism, and mineralization can be documented within this terrain.

The rock units on the Choco 5 property consist of basaltic to rhyolitic volcanic flows and tuffs, felsic sedimentary rocks related to volcanism, and intrusives of gabbroic composition. Apart from a number of surface outcrops, depth to unweathered rock is unknown due to lack of exploratory drilling. Units on the eastern side of the property display foliation in a NE-SW orientation, while on the western side a large scale folding yields orientations of NW-SE. A number of large faults provide offsets of unknown magnitude.

Gold mineralization, as seen exclusively from surficial soil and rock sample anomalies, follows foliation orientations on both eastern and western sides of the property. In most cases the presence of gold anomalies is accompanied by dark red alteration of weathered material, suggesting high sulfide content. There is also a clear association between mineralization and presence of quartz veining.

Choco 5 Project Work To Date

Since acquiring the property, the Company has invested approximately $200,000 on the exploration of the Choco 5 property, which has included acquisition costs, geological mapping, airborne geophysics, stream sediment and soil geochemistry in selected areas, mapping of access roads and clearing of property boundaries and geomorphological study.

2004 Choco 5 Work Plan

During 2004 we expect to commence a variety of exploration activities on the Choco 5 property. These activities, which are expected to cost up to $500,000, will include the following:

  Environmental permitting
  Additional geologic mapping and reconnaissance
  Comprehensive grid of soil geochemical sampling
  Exploration drilling
  Geophysical testing of established gold anomalies in the eastern sector of the property
  Trenching and selective diamond drilling of gold anomalies
  Construction of access roads to facilitate the above activities

VENEZUELAN MINING, ENVIRONMENT AND OTHER MATTERS

Venezuelan mining operations are subject to laws that differ from those of Canada and the United States, while at the same time are subject to various mining and environmental rules and regulations that are similar in purpose to those in Canada and the United States, but often more bureaucratically complex. The following is a summary of the more significant Venezuelan mining and environmental laws and other laws and regulations that may affect the Company's operations on the Brisas and Choco 5 properties, but does not purport to be a comprehensive review of all laws or a complete analysis of all potential regulatory considerations related to the properties.

1999 Mining Law

A new Venezuelan Mining Law was approved and subsequently published in the Official Gazette on September 28, 1999 (the "Mining Law"). It establishes five basic ways to structure mining activities with the primary one being concessions for exploration and subsequent exploitation.

Scope and Term of Concessions

The Mining Law sets out the basic requirements for a concession application to the MEM, including:

  Identification of the mineral(s) to be explored for and exploited
  Evidence of technical, economic and financial capability
  Special advantages to be granted to the Republic in different areas (e.g.
    technology, infrastructure, social facilities, training obligations, etc.)

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

The term of a concession is twenty years (from the date the certificate of exploitation is granted) with two subsequent ten-year renewals, provided the concession holder has received such renewal within three months before the expiration of the term of the concession. Concession exploration periods are three years with a possible extension for one year. The concession holder must obtain an exploitation certificate by application to the MEM. A feasibility study covering the technical, financial and environmental aspects of the project must accompany the application. The concession holder has seven years from the date of the exploitation certificate to commence exploitation.

Concession holders are subject to several royalties or taxes. A nominal surface tax is to be paid quarterly commencing on the fourth anniversary of the grant of the concession. In addition, minimum royalties or exploitation tax are assessed as follows:

    Gold, silver, platinum and associated metals to the later, 3% of their commercial value as determined in the city of Caracas

    Diamonds and other precious stones, 4% of their commercial value as determined in the city of Caracas

    In other cases, including copper, 3% of their commercial value at the mine mouth; The MEM can reduce this tax from 3% to 1% (and subsequently increase it back to 3%) if economic conditions warrant

Also, the government is entitled to exempt, either totally or partially, concession holders from taxes on importation of tools and equipment not produced in the country and needed to develop mining activities.

1945 Mining Law Transition Provisions

All concessions acquired by BRISAS under the 1945 Mining Law are governed by the 1999 Mining Law subject to the following provisions: 1) the right to conduct exploitation activities will be limited to the minerals and deposits indicated in the corresponding mining titles and 2), the term of the concession is the one indicated in the corresponding mining titles, which commences from publication thereof in the Official Gazette.

Conversion of CVG Work Contracts into Mining Concessions

The Transitory Provisions included in Title XI of the 1999 Mining Law contemplate the conversion of CVG Work Contracts into mining concessions. In September 2003 a Presidential Decree was enacted that eliminated the authority of CVG to grant new mining contracts for the exploration, development and exploitation of gold and diamonds in the Guayana region.
The Decree is a continuation of the policy of the MEM to centralize the management of mining rights in the Guayana region.

The Company has acquired several properties located near the Brisas property pursuant to CVG Work Contracts and has applied to MEM in a timely manner for conversion thereof into mining concessions. MEM has indicated they expect to act on these conversion applications upon the resolution of the Imataca issue. The Company, in conjunction with Minerven, expects to apply for the conversion of the Choco 5 property contract to a concession in the future.

Environmental Laws and Regulations
Venezuela's environmental laws and regulations are administered through the MARN. The MARN proscribes certain mining recovery methods deemed harmful to the environment and monitors concessionaires' activities to ensure compliance. Construction and production activities require three different permits from the MARN: 1) Permit to Occupy the Territory ("Occupation Permit"), 2) Permit to Affect for Exploration and 3)Permit to Affect for Construction and Exploitation.
Although not consistently applied in the past, regulations state that the MEM will apply for and obtain the Occupation Permit on behalf of those persons or entities applying for concessions before granting the mining title. Applicants submit an environmental questionnaire to MEM, which they in turn submit to the MARN. The production permitting process is initiated by filing the proposed terms of reference which, when approved, serves as the basis for an EIS. The format for the EIS is stipulated in a 1996 law (Decree #1257) and conforms to an international standard.

Other Taxes

Venezuelan tax law provides for a maximum corporate income tax rate on mining companies of 34%. This rate applies to net income over approximately US$30,000 depending on exchange rates. Other Venezuelan taxes that apply or may eventually apply to the Company's subsidiaries include a 1% tax on the value of tangible and intangible business assets, a 16% value added tax on goods and services, a 5% to 20% import duty on mining equipment and a 0.05% tax on certain bank transactions. Upon application, Venezuela offers certain exemptions from value added tax and import duties to mining companies. Management expects to apply for exemption, where available, in the future. There can be no assurances, however, that exemption will be granted. See also "-Gold Sales" for a discussion of certain taxes.

Political and Economic Situation

See- "Risk Factors-Our mining assets are concentrated in Venezuela-Political and Economic Environment"

Exchange Control Regulations

See- "Risk Factors-Our mining assets are concentrated in Venezuela-Currency Controls"

Gold Sales

The Central Bank of Venezuela (BCV) allows gold mining companies to sell up to 85% of their production on the international market. The remaining 15% may be required by the government to be sold domestically at the current market price, which is paid in Venezuelan currency. Gold sold domestically to BCV is assessed a maximum tax of 1% of the value of gold as compared to the amount stated in the mining law.

Investment Protection Treaty with Canada

Pursuant to the Investment Protection Treaty with Canada, which was ratified by Venezuela on January 20, 1998 (the "Canada-Venezuela Treaty"), Canadian-based investors such as the Company may be afforded greater protection in Venezuela than certain other foreign investors and may be exempt from complying with certain restrictions imposed by the Exchange Control Regulations. The Treaty provides protection for investments, property and credit rights, including ownership of real estate, concessions, moveable assets and security interests thereof, including other items. Investors are protected against expropriation, nationalization or similar governmental action, unless such action stems from legal procedures based on public benefit, effected without discrimination and with a prompt, effective and adequate compensation. Any dispute will be settled through diplomatic efforts or international arbitration. The provisions of the Canada-Venezuela Treaty prevail over the provisions of other Venezuelan laws and regulations, including those of the Exchange Control Regulations.

Labor

Venezuela, typical of most countries, has extensive labor laws and regulations including obligations to favor Venezuelan nationals for employment whenever possible. It is anticipated that, in the initial stages of the Company's mining projects, approximately 95% of the workforce will be Venezuelan. In order to maintain or exceed this level, the Company will implement an extensive training program over the life of the project. Management plans to draw on Venezuela's large industrial base to staff many of its positions, but the experience base for large-scale mining and milling operations in Venezuela is limited. The Company will draw on the Puerto Ordaz area to fill a significant portion of the required management, engineering and administration staff with the remaining positions to be filled from the local (Las Claritas) area.

Item 5. Operating and Financial Review and Prospects

OVERVIEW

We prepare our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in Canada. A reconciliation of the principal measurement differences between accounting principles generally accepted in Canada and the U.S. is presented in Note 11 of the consolidated financial statements. The information contained below should be read in conjunction with the Company's consolidated financial statements, included herein.

The Company is engaged in the business of exploration and development of mining projects and is presently focused primarily on its most significant asset, the Brisas project, and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela. The Company has no commercial production at this time. As a result, the Company has not recorded revenue or cashflow from its mining operations and has experienced losses from operations for each of the last five years, a trend we expect to continue until the Brisas project is fully developed and put into production. The Company has historically financed its operations through the sale of common stock and other equity securities. Management expects the Brisas project to be similarly financed along with project debt financing.

In November 2003, the Company engaged a number of engineering and construction services consultants to complete the bankable feasibility study for the construction and operation of the Brisas project. The study contemplates the previously disclosed 50,000 tonne per day conventional milling facility utilizing two copper concentrate-processing alternatives:
1) a traditional off-site smelter or 2) various alternatives for on-site copper processing. Completion of the feasibility study will be the Company's primary focus in 2004. Management expects to make a production decision during the first part of 2005.

Venezuela has experienced high levels of inflation during the last several years as well as ongoing political instability and civil unrest, including national work stoppages and a number of civil disturbances. In addition, Venezuela has experienced fuel shortages, currency and exchange controls, and a decline in industrial output and foreign investment. Despite this political and economic turmoil, we have not experienced any significant adverse impact to date on our operations in Venezuela nor have we curtailed our investment activities in the country. However, our operations and investments in Venezuela could be adversely affected in the future.

SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policies are described in Note 1 of the consolidated financial statements. The more significant accounting policies are as follows:

Marketable Securities. Equity securities are carried at the lower of cost and net realizable value. Corporate debt securities and U.S. treasuries and agency obligations are carried at amortized cost.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property's economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated recoverable amount. Carrying values do not necessarily reflect present or future values.

RESULTS OF OPERATIONS

The Company has no commercial production at this time and, as a result, the Company's results of operations are a product of operating expenses, primarily related to the development of the Brisas project, net of investment income. The Company has no material long-term contracts or obligations. See footnote 6 to the consolidated financial statements for disclosure of related party transactions.

2003 Compared To 2002. The consolidated net loss for the year ended December 31, 2003 was $3,707,336 or $0.15 per share, an increase of approximately $699,000 from the prior year. Other income for 2003 amounted to $770,381, which is a increase of approximately $67,000 from the previous year. Other income increased as a result of increased gains on sales of marketable securities offset by lower interest yields on invested cash. Operating expenses for the year amounted to $4,472,984, which is an increase from the prior year of approximately $762,000. This change is primarily due to the increased activities on the Brisas project and expenses associated with the Choco 5 property, as described in Item 4 "Information on the Company-History and Development of the Company-Properties."

2002 Compared To 2001. The consolidated net loss for the year ended December 31, 2002 was $3,008,122 or $0.13 per share, an increase of approximately $2,200,000 from the prior year. Other income for 2002 amounted to $703,000, which is a decrease of approximately $497,000 from the previous year. Other income decreased as a result of a reduction in gain on sale of marketable securities and lower investment yields. Operating expenses for the year amounted to $3,711,122, which is an increase from the prior year of approximately $1,660,000. This increase is primarily due to a non-cash foreign currency loss of $418,258, related to certain assets denominated in Bolivars. The remaining amount of the increase, approximately $1.2 million, primarily relates to Venezuela-based costs that in previous years were capitalized to the Brisas project, but were expensed currently as no significant exploration and development activities were being conducted on the Brisas project.

Selected Quarterly Financial Data


Quarter ended          12/31/03      9/30/03      6/30/03      3/31/03      12/31/02      9/30/02      6/30/02      3/31/02
----------------------------------------------------------------------------------------------------------------------------
Other Income            291,218      145,664      140,899      192,600       230,035      167,034      130,252      175,679
Net loss before tax  (1,603,873)    (809,276)    (715,181)    (549,688)     (759,865)    (643,273)    (978,667)    (626,317)
  Per share               (0.07)       (0.03)       (0.03)       (0.02)        (0.03)       (0.03)       (0.04)       (0.03)
  Fully diluted           (0.07)       (0.03)       (0.03)       (0.02)        (0.03)       (0.03)       (0.04)       (0.03)
Net loss             (1,608,606)    (809,276)    (715,181)    (549,688)     (759,865)    (643,273)    (978,667)    (626,317)
  Per share               (0.07)       (0.03)       (0.03)       (0.02)        (0.03)       (0.03)       (0.04)       (0.03)
  Fully diluted           (0.07)       (0.03)       (0.03)       (0.02)        (0.03)       (0.03)       (0.04)       (0.03)


The quarterly results of operations are substantially consistent from quarter to quarter during the periods shown above. The significant variation from the third quarter 2003 to the fourth quarter 2003 is attributable to the startup of activities related to the bankable feasibility study, the commencement of additional drilling on the Brisas project and the extraction and transportation of bulk sample intended to be used for tests related the possible deployment of an on-site pressure oxidation and leaching process.

LIQUIDITY AND CAPITAL RESOURCES

Investing. Since acquiring the Brisas project in 1992, the Company has expended over $70 million on the property. These costs include property and mineral rights, capitalized exploration costs, equipment expenditures, on-going property management and litigation settlement costs that were expensed in 1994. Amounts recorded as property, plant and equipment (capitalized exploration costs) include costs associated with the Brisas project, including personnel and related administrative expenditures incurred in Venezuela, drilling, preliminary feasibility and related costs, capitalized interest expense and support costs related to the Brisas project.

There were no significant investing activities in 2003, other than the purchase and sale of marketable securities, which, on a net basis, totaled approximately $2.6 million in sales of marketable securities.

During 2004 we expect to continue the activities on the Brisas project that are required to complete a bankable feasibility study. These activities, which are expected to cost approximately $7 million, will include further analysis of the applicability of producing copper cathode on-site, further metallurgical testing, drilling, geotechnical studies and environmental studies, final feasibility and engineering, as well as permitting and on-going maintenance. Management plans to complete the feasibility study in late 2004 in order to make a production decision thereafter. Development of the Brisas project, as presently proposed in the Brisas preliminary feasibility study, is estimated to cost $353 million over a twelve to eighteen month construction period.

Financing. On September 26, 2003, the Company completed a private placement financing of 4,042,000 units at Cdn $3.50 per unit. Each unit consists of one Class A common share and one half Class A common share purchase warrant. Each whole Class A common share purchase warrant entitles its holder to acquire one Class A common share at a price of Cdn $5.25 for a period of 18 months following the closing of the private placement. As of December 31, 2003, 2,021,000 warrants were outstanding and exercisable. The net proceeds of the private placement amounted to approximately Canadian $13.0 million (US$ 9.6 million).

In connection with the September 2003 private placement, the Company agreed to issue to the underwriters 202,100 non-assignable options as partial consideration for the services provided to the Company. Each option is exercisable for one unit at an exercise price of Cdn. $3.64. Each unit consists of one Class A common share and one half Class A common share purchase warrant. Each whole Class A common share purchase warrant entitles its holder to acquire one Class A common share at a price of Cdn $5.25 per share. Both the option and the unit expire on March 28, 2005. The Company would receive an aggregate of Cdn $1,266,156 if the options and underlying warrants were exercised in full.

Under TSX rules the 4,042,000 units issued represented the maximum number of shares issuable pursuant to a private placement, without obtaining shareholder approval. As a result, shareholders of the Company will be asked to pass a resolution at the next annual meeting of shareholders authorizing the Company to issue up to 303,150 Class A common shares of the Company that could be issued in connection with the exercise of the options and related underlying securities.

In the event that shareholders do not approve the issuance of the options, the Company is obligated to pay to the underwriters a fee equal to the then cash value of the options of approximately Cdn $450,000 (based on the Black-Scholes model and recent stock prices) or with the TSX approval, the Company could issue the cash value equivalent in common shares in full satisfaction of the fee, which based on current stock prices, would be approximately 82,000 Class A common shares.

In addition to the 4,042,000 private placement shares, 400,000 shares were issued upon exercise of employee stock options, 200,000 shares were issued to the Company's KSOP plan and 60,000 shares were issued primarily as non-employee director compensation.

As of April 16, 2004, the Company held approximately $17 million in cash and investments. As noted elsewhere in this document, we will be required to seek significant additional funding in the next twelve months in order to fund the construction of the Brisas project, if warranted. We expect to evaluate a number of financing options in the coming months in conjunction with the completion of the bankable feasibility study. We have not commenced our financing activities, although we have received indications of interest.

In the near-term management believes that current cash and investment balances are sufficient to allow the Company to fund its activities through 2004. The timing and extent of additional funding or project financing, if any, depends on a number of important factors, including, but not limited to the actual timetable of our 2004-2005 work plan, our assessment of the financial markets, the political and economic conditions in Venezuela, our share price and the price of gold and copper.

Operations. Cashflow used by operations for 2003 was approximately $2.9 million, which was an increase over 2002 of approximately $0.7 million. The increase from 2002 was primarily due to higher operating costs related to the development of the Brisas project and expenses associated with the Choco 5 property.

Item 6. Directors, Senior Management and Employees

The following sets forth certain information regarding the Company's Board of Directors and Named Executive Officers. The time periods referred to below reflect the cumulative period of time the individual has been a Director or officer of the Company or Gold Reserve Corporation, the predecessor issuer. Directors serve until the next annual meeting.

Name - Age
Principal Occupation
Director and/or Officer Since

Rockne J. Timm  - 58
Chief Executive Officer, Director
Chief Executive Officer of the Company.
Director and President of MGC Ventures, Inc.
and Great Basin Energies, Inc.
Resides: Spokane, Washington.
March 1984

A. Douglas Belanger - 50
President, Director
President of the Company. Director and
Executive Vice President of MGC Ventures, Inc.
and Great Basin Energies, Inc.
Resides: Spokane, Washington.
August 1988

James P. Geyer - 51
Senior Vice President, Director
Senior Vice President of the Company.
Resides: Spokane, Washington.
June 1997

James H. Coleman - 53
Non-Executive Chairman, Director
Senior Partner of Macleod Dixon LLP of Calgary, Alberta and Director of various public companies.
Resides: Calgary, Alberta.
February 1994

Patrick D. McChesney - 54
Director
President of LMO Test Systems, Inc.
(an automated test equipment manufacturer).
Director of MGC Ventures, Inc. and Great Basin Energies, Inc.
Resides: Spokane, Washington.
August 1988

Chris D. Mikkelsen - 52
Director
Principal in McDirmid, Mikkelsen & Secrest, P.S.
(a certified public accounting firm). Director of MGC Ventures, Inc. and Great Basin Energies, Inc. Resides: Spokane, Washington.
June 1997

Jean Charles Potvin - 50
Director
President and Chief Executive Officer of Tiomin
Resources Inc. Resides: Toronto, Ontario
November 1993

Mary E. Smith - 51
Vice President -Administration and Secretary
Vice President-Administration and Secretary of the Company.
Vice President-Administration and Secretary of MGC Ventures, Inc.
and Great Basin Energies, Inc.
Resides: Colbert, Washington.
January 1997

Robert A. McGuinness - 48
Vice President-Finance and Chief Financial Officer
Vice President-Finance and Chief Financial Officer of the
Company. Vice President-Finance and Chief Financial Officer of MGC Ventures, Inc. and Great Basin Energies, Inc.
Resides: Spokane, Washington.
March 1993

There are no family relationships or arrangements or understandings pursuant to which any person was appointed as a Director or member of senior management.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

The following table sets forth the compensation paid by the Company to the Named Executive Officers who served during the year ended December 31, 2003.

                                                       (1)Securities
			                                     Under
			                                     Options/	    (2)All
			                                     SARs	          Other
Name and			                               Granted	    Compensation
Principal Position                Year     Salary      (#) 	          ($)
----------------------------------------------------------------------------------
Rockne J. Timm                    2003     195,000     696,700        42,000
Chief Executive Officer           2002     195,000     696,700        31,144
                                  2001     195,000     696,700        25,500

A. Douglas Belanger               2003     175,000     573,955        39,040
President                         2002     175,000     573,955        29,000
                                  2001     175,000     573,955        25,500

James P. Geyer                    2003     175,000     284,209        39,040
Senior Vice President             2002     175,000     284,209        29,000
                                  2001     175,000     284,209        25,500

Mary E. Smith                     2003      65,000     115,000        14,273
Vice President-Administration     2002      65,000     106,367        10,697
and Secretary                     2001      65,000     106,367         9,750

Robert A. McGuinness              2003     120,000     301,122        26,770
Vice President-Finance            2002     120,000     306,622        19,849
and Chief Financial Officer       2001     120,000     306,622        18,000

Officers as a group (5)           2003     730,000   1,970,986       161,123
	                            2002     730,000   1,967,853       119,690
	                            2001     730,000   1,967,853       104,250


1) Consists of the number of Class A common shares issuable to Named Executive Officers pursuant to options held at the end of each reported period.
2) Consists of the dollar value of shares purchased under the Company's KSOP Plan and allocated to the account of each Named Executive Officer during 2003, 2002, and 2001, respectively, as follows: Mr. Timm: 39,463 shares, 49,387 shares, 44,232 shares; Mr. Belanger: 36,681 shares, 45,988 shares, 44,232 shares; Mr. Geyer: 36,681 shares, 45,988 shares, 44,232 shares; Ms.
Smith: 13,834 shares, 16,964 shares, 16,912 shares; and Mr. McGuinness:
25,153 shares, 31,476 shares, 31,223 shares. See- "KSOP Plan" below.

Options granted for shares of the Company during the year ended December 31,
2003

The following stock options to purchase Class A common shares were granted during 2003 to Named Executive Officers.

                      Date       Number of            Exercise    Expiration
Name                  of grant   securities granted   Price       Date
----------------------------------------------------------------------------
Mary E. Smith          5/19/03   13,633               $ 1.56       5/19/08
Mary E. Smith         10/29/03   11,000               $ 4.14      10/29/08
Robert A. McGuinness  10/29/03   11,500               $ 4.14      10/29/08

Aggregated option exercises during the year ended and option values as of December 31, 2003

The following table sets forth option exercises and the financial year-end values for options outstanding to the Named Executive Officers and Directors of the Company.



 	               Number of 		            Number of unexercised   Dollar value of unexercised
                     securities 		            options at fiscal       in-the-money options at
                     acquired on	Aggregate Value   year-end exercisable/	fiscal year-end exercisable/
Name                 exercise	      Realized (1)	unexercisable		unexercisable (2)
----------------------------------------------------------------------------------------------------------
Rockne J. Timm       -              -                 696,700/- 	            $2,832,552/-
A. Douglas Belanger  -              -                 573,955/-	             2,333,571/-
James P. Geyer       -              -                 284,209/-	             1,155,741/-
James H. Coleman     80,000         $381,700          136,666/-        	         548,342/-
Patrick D. McChesney 10,000           34,686          132,385/-	               540,043/-
Chris D. Mikkelsen   35,000          152,110           97,278/25,000	         374,091/82,750
Jean Charles Potvin  50,000          122,000          120,612/-	               486,016/-
Mary E. Smith        16,000           55,498          108,184/6,816	         397,556/22,561
Robert A. McGuinness 17,000           58,967          301,122/-                1,184,508/-



1) The "Aggregate Value Realized," if applicable, would have been calculated by determining the difference between the market value of the securities acquired on the date of exercise based on the U.S. Dollar equivalent of the closing price on the TSX on the date of exercise, less the exercise price of the options exercised.

2) The "Value of Unexercised In-The-Money Options at FY-End" was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At December 31, 2003, the closing price of the shares of common stock on the American Stock Exchange was $4.87. Options range in price of between $0.72 and $4.14 and generally expire between 2005 and 2008.

Director Compensation

Consistent with the Board's intent to have both Directors and management hold shares of the Company, non-employee Directors Messrs. Coleman, McChesney, Mikkelsen and Potvin were each granted 10,000 Class A common shares for services in 2003. The value of each share on the grant date was
US$5.60.   In addition, Mr. Coleman billed the Company approximately $63,000 for professional services and out-of-pocket expenses primarily related to his activities as a director during the fiscal year ended December 31, 2003. Directors of the Company received no other compensation for serving on Board committees or for attendance at the Board or committee meetings.

Equity Incentive Plan

The Company presently has one active stock option plan, the 1997 Equity Incentive Plan (the "Plan", as amended in 2003). The Plan provides for the issuance of up to 2,500,000 Class A common shares, through the grant of both "incentive stock options" and "non-statutory options" to purchase Class A common shares, stock appreciation rights ("SARs"), and up to 500,000 shares of restricted stock. In addition, options previously issued under inactive predecessor plans that as a result of forfeiture to the Company become subject to re-issuance shall be re-issued and administered pursuant to the Plan. Key employees of the Company and its subsidiaries are eligible to receive grants under the Plan. The Board or the Compensation committee of the Board is responsible for the administration of the Plan.

As of March 31, 2004, options for the purchase of 3,226,7624 Class A common shares remained outstanding and 342,641 Class A common shares remained available for grant under the Plan. To date, 323,500 shares of restricted stock have been granted from the Plan. No SARs have been granted to date. An incentive option may be exercised during the lifetime of the optionee only by the optionee. At such optionee's death an option or any part thereof may only be transferable by such optionee's will or by the laws of descent and distribution.

Options, SARs and restricted stock granted under the Plan are generally granted at the United States Dollar equivalent of the closing sales price of the Class A common shares on the day immediately preceding the grant date, as reported on the Toronto Stock Exchange.

Options to Purchase Securities From the Registrant or Subsidiaries

Gold Reserve Inc.

The following table sets forth the number of Class A common shares of Gold Reserve Inc. subject to options, which were outstanding at December 31, 2003. As a group, officers and Directors of the Company (9 persons) held 2,482,927 options to purchase Class A common shares of the Company.

                 No. of Class A common
Name             shares subject to option      Exercise Price     Expiry date
------------------------------------------------------------------------------
Rockne J. Timm           486,867                  $ 0.72           June 2006
                         209,833                    1.00           June 2005

A. Douglas Belanger      401,303                    0.72           June 2006
                         172,652                    1.00           June 2005

James P. Geyer           199,473                    0.72           June 2006
                          84,736                    1.00           June 2005

James H. Coleman          69,444                    0.72           June 2006
                          67,222                    1.00           June 2005

Patrick D. McChesney      98,974                    0.72           June 2006
                          33,411                    1.00           June 2005

Chris D. Mikkelsen        41,519                    0.72           June 2006
                          30,759                    1.00           June 2005
                          50,000                    1.56            May 2008

Jean Charles Potvin       68,741                    0.72           June 2006
                          51,871                    1.00           June 2005

Mary E. Smith             61,578                    0.72           June 2006
                          28,789                    1.00           June 2005
                          13,633                    1.56            May 2008
                          11,000                    4.14        October 2008

Robert A. McGuinness     197,415                    0.72           June 2006
                          92,207                    1.00           June 2005
                          11,500                    4.14        October 2008

Subsidiaries

Great Basin Energies, Inc. and MGC Ventures, Inc., both 47% owned subsidiaries of the Company, have a total of 1,410,000 and 1,370,000 outstanding options to purchase their common shares, respectively. As a group, officers and Directors of the Company (9 persons) held 1,240,000 and 1,210,000 options to purchase common shares of Great Basin Energies, Inc. and MGC Ventures, Inc., respectively. These options are exercisable at between $0.03 and $0.04 per share and expire between 2005 and 2008. No warrants to purchase such common shares were outstanding.

Previous Re-pricing of Certain Options Granted to Directors and Officers of the Company

The following table sets forth certain re-pricing information with respect to options held by Named Executive Officers and Directors of the Company. During the last ten years the Shareholders approved two re-pricings of certain options held by the Named Executive Officers. In June 2000, options with exercise prices of $3.75 were re-priced at $1.00, a 25% premium to the market price of the Company's shares at the date of approval. In June 2001, options with exercise prices in excess of $0.72 were re-priced at $0.72, a 50% premium to the market price of the Company's shares at the date of approval and fifty-percent of all vested options, or immediately exercisable options, were unvested for the following twelve month time period. All repriced options have five-year lives from the date of approval by shareholders The following table details the re-pricing information:


                                                                                             Length of Original
                                                                    Exercise Price at Time   Option Term Remaining
                                         Securities Under Options/  of Re-pricing or         at Date of
                      Date Approved by   SARs                       Amendment                Re-pricing or
Name                  Shareholders       Repriced Or Amended (#)    ($/Security)             Amendment
------------------------------------------------------------------------------------------------------------------
Rockne J. Timm        June 2000          209,833                    $3.75                    2.8 years
                      June 2001           27,200                     1.13                    1.7 years
                      June 2001           40,000                     1.50                    3.1 years
                      June 2001           50,000                     2.59                    2.2 years
                      June 2001          125,000                     3.25                    2.3 years
                      June 2001          244,667                     3.75                    2.2 years

A. Douglas Belanger   June 2000          172,652                     3.75                    2.8 years
                      June 2001           26,000                     1.13                    1.7 years
                      June 2001           30,000                     1.50                    3.1 years
                      June 2001           65,000                     2.59                    2.2 years
                      June 2001           50,000                     3.25                    2.3 years
                      June 2001          230,303                     3.75                    2.2 years

James P. Geyer        June 2000           84,736                     3.75                    2.8 years
                      June 2001           30,000                     1.50                    3.1 years
                      June 2001           64,209                     2.59                    2.2 years
                      June 2001            5,000                     2.88                    7.0 years
                      June 2001          100,264                     3.75                    2.2 years

James H. Coleman      June 2000           67,222                     3.75                    2.8 years
                      June 2001           15,000                     1.28                    3.1 years
                      June 2001          134,444                     3.75                    2.2 years

Patrick D. McChesney  June 2000           33,411                     3.75                    2.8 years
                      June 2001           27,152                     1.13                    1.7 years
                      June 2001           15,000                     1.28                    3.1 years
                      June 2001           17,278                     2.59                    2.2 years
                      June 2001           49,544                     3.75                    2.2 years

Chris D. Mikkelsen    June 2000           30,579                     3.75                    2.8 years
                      June 2001           15,000                     1.28                    3.1 years
                      June 2001           17,278                     2.59                    2.2 years
                      June 2001           44,241                     3.75                    2.2 years

Jean Charles Potvin   June 2000           51,871                     3.75                    2.8 years
                      June 2001           15,000                     1.28                    3.1 years
                      June 2001           17,278                     2.59                    2.2 years
                      June 2001           89,463                     3.75                    2.2 years

Robert A. McGuinness  June 2000           92,207                     3.75                    2.8 years
                      June 2001           30,000                     1.50                    3.1 years
                      June 2001           68,417                     2.59                    2.2 years
                      June 2001          115,998                     3.75                    2.2 years

Mary E. Smith	    June 2000           28,789                     3.75                    2.8 years
                      June 2001           20,000                     1.50                    3.1 years
                      June 2001           34,367                     2.59                    2.2 years
                      June 2001            1,000                     2.88                    7.0 years
                      June 2001           22,211                     3.75                    2.2 years

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

Contributions to the 401(k) component of the KSOP Plan are limited in each year to the total amount of salary reduction the employee elects to defer during the year, which is limited in 2004 to $13,000 ($16,000 limit for participants who are 50 or more years of age, or who turn 50 during 2004), special contributions by the Company equal to a percentage of the employee's compensation during the year, and discretionary contributions by the Company determined in each year by the Company. Employer allocations are made in the form of Class A common shares.

Total employer and employee annual contributions to an employee participating in both the 401(k) and ESOP components of the KSOP Plan are limited (in 2004) to a maximum of $41,000 ($44,000 limit for participants who are 50 or more years of age or who turn 50 during 2004). The annual dollar limit is an aggregate limit, which applies to all contributions made under this plan or any other cash or deferral arrangements. For Plan year 2004 the Company has adopted a "Safe Harbor" contribution of 3% of eligible compensation.

Distributions from the KSOP Plan are not permitted before the participating employee reaches the age of 59, except in the case of death, disability, termination of employment by the Company or financial hardship. The employee stock ownership component of the KSOP Plan is qualified under Sections 421 and 423 of the U.S. Internal Revenue Code of 1986, as amended.
The Company allocated contributions to eligible KSOP Plan participants for plan years 2003, 2002 and 2001were $216,432, $153,003 and $133,304, respectively. See footnote 2 of "-Executive Compensation."

Change of Control Agreements

In 2003, the Company entered into agreements with each of the Named
Executive Officers and certain other employees in order to induce them to remain employed by the Company in the event of a change of control. A change of control generally means the acquisition, directly or indirectly, of shares of the Company which is equal to or greater than 25% of the total issued and outstanding voting shares of the Company; a change in the majority of the Board of Directors without the approval of the Company; or a determination otherwise by the Board of Directors that there has been an effective change of control of the Company. In the event of a change in control, the Company has agreed with each of such Named Executive Officers to, among other things, continue their employment and, if their employment is terminated within seven months following the change in control (other than for cause, disability, retirement or death) or if the Named Executive Officer terminates his employment for good reason (generally defined as: change in duties, change in base salary, relocation of place of employment greater than 50 miles, failure to provide employment or the employee provides the Company with written notice of election to treat the employment as terminated not before the first day of the seventh month following a change of control) at any time within seven months following the change of control, such individual will be entitled to receive in a lump-sum, among other things, two times his annual salary and KSOP contributions, an amount equal to all bonuses received during the twelve months prior to the change of control, maintenance of health and insurance benefits for a period of 36 months and the buy-out of the cash value of any unexercised stock options if elected by the employee.

BOARD PRACTICES

Based upon the recommendations of a report dated December 1994 (the "Report") by the TSX Committee on Corporate Governance in Canada, the TSX adopted a by-law requiring corporations listed on the TSX to disclose their approach to corporate governance. The Board believes that the Company's general approach, as summarized below, is substantially consistent with objectives reflected in the Report.

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

The Board met in person twice and held thirteen meetings by phone during 2003. Various matters were considered and approved by written resolution during the year.

Board Composition. The Report's Guidelines recommend that a majority of the Directors of the Company be "unrelated" Directors. An "unrelated" Director is a Director who is independent of management and is free from any interest and any business or other relationship, which could, or could reasonably be perceived, to materially interfere with a Director's ability to act with a view to the best interests of the corporation, other than the interests and relationships arising from shareholding. The Company's Board presently consists of seven members. The Board considers that four members are "unrelated" Directors as defined in the Report's Guidelines. The remaining three members are currently executive officers of the Company. For the purposes of this discussion, a "related" Director is a Director who is not an unrelated Director. All Directors presently serve until the next annual meeting of the Company's Shareholders or until their successors are elected and have qualified.

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

Board Committees. The Board has delegated some of its authority to three committees of the Board. These are the Executive Committee, the Compensation Committee and the Audit Committee. The Board does not maintain a nominating committee or an orientation and education program for new Directors as suggested by the Report or a committee to deal with corporate governance matters generally. Decisions regarding recruitment of new Directors, assessment of current Directors, succession planning and other corporate governance matters are made by the full Board. The Board is of the view that, given the size of the Company and the fact that a majority of the Board members are independent of management, these matters can be appropriately dealt with by the full Board. During 2003, all of the Directors attended, in person or by phone, 92% of the meetings of the Board and Committees on which they served.

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

The Compensation Committee, which met four times during 2003, in person and by phone, consists of Chris D. Mikkelsen (Chair) and JC Potvin, both of who are unrelated Directors. The Compensation Committee has responsibility with respect to approving and advising the full Board on compensation matters involving officers of the Company as well as approving allocations to the KSOP Plan.

The Audit Committee, which met three times during 2003, in person and by phone, consists of Chris D. Mikkelsen (Chair), Patrick D. McChesney and JC Potvin, all of who are unrelated Directors. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent public accountants and monitors the independence and performance of our auditors. The Audit Committee monitors the integrity of our financial reporting process and systems of internal controls regarding finance, accounting and legal compliance. It reviews and reports to the Board the scope and results of audits by our outside auditor and reviews the audit and other professional services rendered by the outside auditor. The Audit Committee also reviews transactions between the Company and our directors and officers, our policies regarding those transactions and compliance with our business ethics and conflict of interest policies. The Board has delegated review of the quarterly financial statements to the Audit Committee prior to filing with regulatory agencies. The Audit Committee reports to the Board on its activities and findings.

Independence From Management. It is the Board's view that the Board operates and functions independently of management as required. Mr. Coleman, an independent and un-related director serves as non-executive Chairman of the Board. In addition, the fact that four out of the seven Board members are unrelated and not employees of the Company further reinforces the Board's independence from management.

Shareholder Communication. The Company communicates regularly with its Shareholders through annual and quarterly reports, as well as news releases, regulatory filings and the Company's website. In addition, the executive officers of the Company are responsible for addressing day-to-day
Shareholder inquiries and other Shareholder communication issues.

Expectations of Management. The Board has delegated to the Chief Executive Officer responsibility for day-to-day management of the business and affairs of the Company, subject to compliance with directives and objectives established by the Board from time to time. The Board relies on management to provide the Board on a timely basis with information required by the Board to perform its duties.

Outside Advisors. The Company's Audit Committee hires, fires, compensates, oversees and monitors the independence and performance of our independent auditors. Each of the Board and the Audit Committee are empowered to hire outside advisors independent of management, as it determines necessary to carry out its duties.

Share Ownership by Directors and Management

The following table sets forth the share ownership in the Company by Directors and Named Executive Officers as of March 31, 2004, at which time the number of Class A Common Shares outstanding was 27,552,171.

	                       Number of Common Shares	          Percent
Name	                       Beneficially Owned (1)             Ownership
-------------------------------------------------------------------------
Rockne J. Timm (2)(3)(4)            1,519,878                      5.4
A. Douglas Belanger (2)(3)          1,425,982                      5.1
James P. Geyer 	                    471,451                      1.7
James H. Coleman (2)(3)	              202,750                      0.7
Patrick D. McChesney (2)(3)           229,362                      0.8
Chris D. Mikkelsen (2)(3)(4)          292,000                      1.1
Jean Charles Potvin 	              109,934                      0.4
Mary E. Smith (2)(3)                  187,439                      0.7
Robert A. McGuinness (2)(3)           458,021                      1.7


(1) Includes for each individual shares issuable pursuant to presently exercisable options for Common Shares as of April 9, 2004 or options exercisable within 60 days of April 9, 2004 as follows: Mr. Timm, 696,700; Mr. Belanger, 573,955; Mr. Geyer, 284,209; Mr. Coleman, 155,416; Mr.
McChesney, 132,385; Mr. Mikkelsen, 109,778; Mr. Potvin, 100,612; Ms. Smith 111,592 and Mr. McGuinness 281,122.

(2) Messrs. Timm, Belanger, Coleman, McChesney, Mikkelsen, Ms. Smith and Mr. McGuinness are Directors and/or officers of Great Basin Energies, Inc., which owns 516,720 Gold Reserve Class A common shares, or 1.8% of the outstanding Class A common shares of the Company. The foregoing individuals beneficially own 9.4%, 6.1%, 2.4%, 1.6%, 1.3%, 0.5% and 0.9% respectively, of the outstanding Common Shares of Great Basin Energies, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in Great Basin Energies, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by Great Basin Energies, Inc.

(3) Messrs. Timm, Belanger, Coleman, McChesney, Mr. Mikkelsen, Ms. Smith and Mr. McGuinness are Directors and/or officers of MGC Ventures, Inc., which owns 276,642 Gold Reserve Class A common shares, or 1.0% of the outstanding Class A common shares of the Company. The foregoing individuals beneficially own 10.6%, 10.5%, 4.3%, 3.3%, 2.3%, 0.8% and 1.5% respectively, of the outstanding Common Shares of MGC Ventures, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in MGC Ventures, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by MGC Ventures, Inc.

(4)	Excludes 81,141 Common Shares of which Mr. Mikkelsen is trustee for the benefit of members of Mr. Timm's family. Mr. Mikkelsen and Mr. Timm disclaim any beneficial ownership of the 81,141 Common Shares.
Number of Employees

As of March 31, 2004, the Company employed eight full time personnel in its Spokane, Washington, office and approximately 30 people in Venezuela, of which approximately 20 are located at the Brisas project. The Company maintains a corporate office in Caracas and manages day-to-day activities of Venezuelan operations from its Puerto Ordaz office.

Item 7.  Major Shareholders and Related Party Transactions

CONTROL OF REGISTRANT

We are not directly or indirectly owned or controlled by another corporation or by any foreign government. No company or government beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 5% of the voting rights attached to the Company's issued Class A common shares as of the date of this report. Directors and the Named Executives Officers as a group own 4,896,817 shares (including 2,445,769 shares subject to options exercisable within 60 days), or 16.3% of the total shares issued. To the best of our knowledge, Mr. Timm and Mr. Belanger are the only shareholders beneficially owning 5% or more of the Company's common shares. See "-Directors, Senior Management and Employees- Share ownership by Directors and Management." We have no knowledge of any arrangements that may, at a subsequent date, result in a change in our control.

RELATED PARTY TRANSACTIONS

The Directors, officers and principal shareholders of the Company and associates, affiliates and close family members of the foregoing have had no material interest, direct or indirect, in any transaction in which the Company has participated during the last three fiscal years other than as noted below. The following table sets forth maximum indebtedness to the Company of each Director and Named Executive Officer during the last fiscal year and the amount outstanding at March 31, 2004:

                                                                                 Amount
                               Involvement of        (1)Largest amount           outstanding at
Name and Principal Position    issuer or subsidiary   outstanding during 2003    March 31, 2004
-----------------------------------------------------------------------------------------------
Rockne J. Timm-
Chief Executive
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

Item 8. Financial Information

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For a discussion of the principal differences between accounting principles generally accepted in Canada and the U.S., please refer to note 11 to the consolidated financial statements, included elsewhere in this annual report. A consolidated balance sheet is presented for fiscal 2003 and 2002 along with consolidated statements of operations, cashflow and changes in shareholders' equity, which are presented for fiscal 2003, 2002 and 2001. Reference is made to
Item 3 for the Company's policy on dividends and Item 17 for detailed financial information.

LEGAL PROCEEDINGS

We are unaware of any legal proceedings, either threatened or pending, to which the Company is or is likely to be a party, or of which any of its properties or assets is or is likely to be the subject, that may have a significant effect on the Company's financial position or profitability.

SIGNIFICANT CHANGES

No significant changes have occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

OFFER AND LISTING DETAILS

The Class A common shares of Gold Reserve Inc. are traded on The Toronto Stock Exchange ("TSX") and on the American Stock Exchange ("AMEX") under the symbol "GRZ." Neither the Company's equity units and the related underlying securities nor the outstanding stock purchase warrants are listed for trading on any exchange.

Previous to October 3, 2003, the Company's common stock was traded in the U.S. on the Over-the-Counter Market ("OTC") under the symbol "GLDR" and was traded on the TSX under the symbol "GLR.A."

Last Six Months	          TSX	                           AMEX (1)
		           High	  Low  			   High        Low
	                Canadian Dollars	                U.S. Dollars
April(through 4/15/04)$5.70	 $4.96			  $4.31	   $3.68
March		           5.60	  4.68			   4.24	    3.50
February  		     5.25	  4.56			   3.97	    3.36
January		     6.89	  4.39			   5.33	    3.35
December		     7.58	  5.70			   5.86	    4.25
November		     6.53	  5.53			   5.10	    4.09
October                6.65     4.32                     5.05         3.25

Last Nine Quarters	    TSX	                           AMEX (1)
	                     2004		                     2004
		           High	  Low  		         High         Low
First Quarter	    $6.89    $4.39                    $5.33        $3.35

 	              2003	      2002	            2003	          2002
	          High 	Low	  High    Low 	  High    Low	 High	  Low
	              Canadian Dollars	                U.S. Dollars
Fourth Quarter $7.58  $4.32	 $2.06   $1.31	 $5.86  $3.25	$1.36	 $0.88
Third Quarter   4.25   2.10	  3.10    1.65	  3.16   1.56	 2.00	  1.07
Second Quarter  2.55   2.10	  3.31    1.45	  1.91   1.41	 2.24	  0.91
First Quarter   2.94   1.77	  1.86    1.06	  2.00   1.16	 1.10   0.71


Last Five Years	          TSX	                         AMEX (1)
		           High	  Low  			   High	  Low
	                Canadian Dollars	                U.S. Dollars
2003		          $7.58	 $1.77			  $5.86     $1.16
2002		           3.31	  1.06			   2.24	 0.71
2001		           1.85	  0.68			   1.22	 0.44
2000	           	     1.46	  0.67			   1.25	 0.41
1999		           2.32	  1.02			   1.56	 0.72

(1) Previous to October 3, 2003, quotes are from the OTC market.

On March 31, 2004, the closing price for a Class A common share of the Company was Cdn $5.59 per share on the TSX and US $4.24 per share on the AMEX. As of March 31, 2004, there were a total of 27,816,258 Class A common shares issued and 1,237,880 Class B common shares issued.

The number of holders of Class A and Class B common shares of record on March 31, 2004 was approximately 1,200. Based on recent mailings to shareholders, the Company believes its common shares are owned beneficially by approximately 8,000 shareholders. An estimated 75% of the Company's shareholders are Canadian residents who own approximately 60% of the Company's outstanding shares, with the remaining outstanding shares owned primarily by U.S. residents.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Information under this heading is included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein. All referenced documents concerning the Company referenced in this annual report may be examined at the Company's executive offices located at 926 West Sprague Avenue, Suite 200, Spokane, WA 99201, USA or through the U.S. Securities and Exchange Commission's website at www.sec.gov.

MATERIAL CONTRACTS

During the past two years, the Company has had no material contracts, other than through the ordinary course of business.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no Canadian laws that restrict the export or import of capital, including foreign exchange controls, or that affect the payment of dividends to non-resident holders, except as described below under the heading "Taxation".

Presently, the Company does not carry on any mining business in Canada. If, however, in the future the Company carries on a Canadian business, as defined in the Investment Canada Act, a direct or indirect acquisition of control of such a Canadian business by non-Canadians may be subject to either notification or review under the Investment Canada Act. Under the Investment Canada Act, subject to certain specified exceptions, acquisitions of control by non-Canadians of Canadian businesses which exceed specified financial thresholds are reviewable (i.e., require the prior approval of the federal Minister of Industry and/or the federal Minister of Canadian Heritage based on a "net benefit to Canada" test). Any acquisition of control of a Canadian business by a non-Canadian that does not exceed the applicable review threshold is merely subject to notification to Investment Canada, a government agency within Industry Canada.

The term "non-Canadian" is defined in the Investment Canada Act to include:
(1) an individual who is neither a citizen nor a permanent resident of Canada, (2) a foreign government or (3) any other entity, including a corporation, that is not Canadian-controlled.

Under the Investment Canada Act, an acquisition of control of a Canadian business may occur through the acquisition of the voting interests of an entity, including a corporation, which directly or indirectly carries on the Canadian business. Generally, the Investment Canada Act deems that the acquisition of a majority of the voting shares of a corporation by a non-Canadian constitutes acquisition of control of such corporation. The acquisition of one-third or more (but less than a majority) of the voting shares of a corporation by a non-Canadian is presumed to be an acquisition of control of the corporation unless it can be established that the acquirer does not in fact control the corporation through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control of the corporation.

In addition, an acquisition of control is also considered to occur for purposes of the Investment Canada Act when all or substantially all of the assets used in carrying on a Canadian business are acquired.

If an acquisition of control of a Canadian business is made in contravention of the Investment Canada Act, a court of competent jurisdiction may make any order it deems fit, including requiring the acquirer to divest such Canadian business.

Except as described above, statutes in Canada and the Yukon Territory and the charter documents of the Company do not restrict the right of non-resident or foreign owners to hold or vote common shares of the Company.

The Company maintains a Shareholder Rights Plan, which is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Plan is designed to give the board of directors time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company's outstanding shares without complying with the "permitted bid" provisions of the Shareholder Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time. In 2003, the shareholders approved an amendment to continue the Shareholder Rights Plan until June 30, 2006.

TAXATION

Canadian Federal Income Tax Considerations

The following is a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the ''Canadian Act'') generally applicable to the holding and disposition of Class A and Class B common shares (together, the "common shares") by a holder who, at all relevant times for purposes of the Canadian Act, is not resident or deemed to be resident in Canada, deals at arm's length with the Company, holds the common shares as capital property and does not use or hold, and is not deemed to use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada and who, for purposes of the Canada-United States Income Tax Convention (the ''Treaty''), is a resident of the United States (a ''Non-Canadian Holder''). Generally, common shares will be considered to be capital property to a holder thereof provided that the holder does not use the common shares in the course of carrying on a business and such holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. This summary does not deal with special situations, such as particular circumstances of traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, and financial institutions. For purposes of the Canadian Act, all amounts relevant in computing a holder's liability under the Canadian Act must be computed in Canadian dollars. Amounts denominated in U.S. Dollars including adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the prevailing exchange rate at the relevant time.

Dividends

Dividends on common shares paid or credited to a U.S. Holder by the Company are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of the Company's voting shares). Under the Treaty, dividends paid by the Company to certain religious, scientific, charitable, certain other tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian withholding tax.

Dispositions

A U.S. Holder will generally not be subject to tax under the Canadian Act in respect of a capital gain realized on the disposition of a common share, unless the common share constitutes ''taxable Canadian property'' as defined in the Canadian Act at the time of disposition. The Class B common shares are currently not listed on any stock exchange and are taxable Canadian property. A Class A common share will generally not be taxable Canadian property to a U.S. Holder at the time of disposition provided the Class A common shares are listed on a prescribed stock exchange (which includes the Toronto Stock Exchange and American Stock Exchange) at that time and, during the 60 month period ending at the time of disposition of the Class A common share, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with such persons, did not own 25% or more of the
Company's issued shares of any class or series of capital stock.   A Class A
common share that was received on a conversion of a Class B common share may constitute taxable Canadian property.

Even if a common share constitutes taxable Canadian property to a U.S. Holder, by reason of the Treaty, no tax will generally be payable under the Canadian Act on a capital gain realized by the U.S. Holder on the disposition of such shares provided the value of such shares at the time of disposition is not derived principally from real property situated in Canada. The Company believes that, at the date of this filing, the value of each class of common shares is not derived principally from real property situated in Canada within the meaning of the Treaty.

Provided that the Class A common shares are listed on a prescribed stock exchange, there are no clearance certificate requirements imposed by the Canadian Act on a U.S. Holder in respect of a disposition of Class A common shares. As long as the Class B common shares are not listed on a prescribed stock exchange, a U.S. Holder will be required to apply to the federal Canadian tax authorities for a clearance certificate upon a disposition of a Class B common share, including in the case of a conversion of a Class B common share into a Class A common share.

U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences of ownership and disposition generally applicable to U.S. Holders (as defined below) of the Company's common shares. The discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), final and temporary Treasury regulations, rulings and judicial decisions now in effect, all of which are subject to change or differing interpretations possibly with retroactive effect. In such event, the U.S. federal income tax consequences applicable to a U.S. Holder of the Company's common shares could differ from those described in this discussion.

This summary does not address the effect of the U.S. federal estate, gift, or excise tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction. This summary does not address tax consequences applicable to a U.S. Holder's particular circumstances, including U.S. Holders who may be subject to special tax rules, including, without limitation: (1) banks or other financial institutions, U.S. Holders subject to alternative minimum tax, partnerships or other legal entities classified as a partnership for U.S. federal income tax purposes and persons holding through such entities, regulated investment companies, insurance companies, dealers in securities, traders in securities that elect to use the mark-to-market method of accounting, certain retirement plans, dealers in commodities or currencies, tax exempt organizations or holders of the Company's common shares as part of a "straddle," "hedge" or "conversion transaction" with other investments and taxpayers whose functional currency is not the United States dollar or (2) shareholders owning directly, indirectly or by attribution, 10% or more of the Company's common shares.

For purposes of this discussion regarding U.S. federal income tax consequence, a "U.S. Holder" is any beneficial owner of the Company's common shares that is, for U.S. federal income tax purposes, a citizen or resident of the United States (including certain former citizens and former long-term residents), a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (a) the administration of the trust is subject to the primary supervision of a U.S. court and the trust has one or more U.S. persons with authority to control all substantial decisions or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as U.S. person. A "Non-U.S. Holder" is any shareholder other than a U.S. Holder. The discussion below assumes that the Company's common shares are held as a capital asset within the meaning of Section 1221 of the Code.

Distributions

For U.S. federal income tax purposes, the amount of distributions made on the Company's common shares generally will equal the amount of cash and the fair market value of any property distributed and also will include the amount of any Canadian taxes withheld as described above. An amount of the distribution will be treated as a dividend, taxable to a U.S. Holder as ordinary income, to the extent of the Company's current or accumulated earnings and profits allocable to such U.S. Holder. To the extent that an amount received by a U.S. Holder exceeds the allocable share of the Company's current and accumulated earnings and profits, such excess will be treated as a return of capital to the extent of the U.S. Holder's tax basis in its common shares and then, to the extent in excess of such U.S. Holder's tax basis, as capital gain. The amount treated as a dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporate shareholders on dividends from U.S. domestic corporations.

Under recently enacted U.S. federal income tax legislation, in the case of non-corporate U.S. Holders, the federal income tax rate applicable to dividends received in years beginning prior to 2009 may be lower that the rate applicable to other categories of ordinary income if certain conditions are met. Dividends will not qualify for the reduced rate, however, if the corporation is treated, for the tax year in which the dividends are paid or the preceding tax year, as a "passive foreign investment company" for U.S. federal income tax purposes. As discussed below, for the year ended December 31, 2003, the Company was considered a "passive foreign investment company."

The amount of any distribution paid in foreign currency will be included in a U.S. Holder's gross income in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt by the U.S. Holder, regardless of whether the foreign currency is converted into U.S. Dollars. If the foreign currency is converted into U.S. Dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the distribution. If the foreign currency received in the distribution is not converted into U.S. Dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to the Company's common shares that are treated as a dividend for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct of a trade or business within the U.S. by the Non-U.S. Holder, (and are attributable to a permanent establishment maintained in the U.S. by such Non-U.S. Holder if an applicable income tax treaty so requires as a condition for such Non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of income from the Company's common shares), in which case the Non-U.S. Holder generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder. Any such effectively connected dividends received by a corporate Non-U.S. Holder also may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions that are treated as capital gain for U.S. federal income tax purposes unless such Non-U.S. Holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of the Company's common shares, as discussed below.

Subject to certain limitations, a U.S. Holder may elect to claim a credit against its U.S. federal income tax liability for the Canadian tax withheld from any dividends paid on the Company's common shares. A U.S. Holder who does not make such an election instead may deduct the Canadian tax withheld, but only for a year in which such U.S. Holder elects to do so with respect to all creditable foreign taxes paid by such U.S. Holder. For U.S. foreign tax credit purposes, dividends on the shares will generally constitute foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income." The rules relating to the U.S. foreign tax credit are complex, and U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to a foreign tax credit.

Dispositions

Subject to the discussion below pertaining to passive foreign investment companies, a U.S. Holder's sale or exchange of the Company's common shares generally will result in the recognition by the U.S. Holder of U.S. source taxable capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount of cash and fair market value of any property received upon the sale or exchange and such U.S. Holder's adjusted tax basis in the common shares. Such capital gain or loss will be long-term if the U.S. Holder's holding period in the common shares is more than one year at the time of the sale or exchange. Long-term capital gain recognized by certain non-corporate U.S. Holders generally will be subject to tax rates lower than the rates applicable to ordinary income. The deductibility of capital losses is subject to limitations. U.S. Holders should consult their tax advisors regarding the treatment of capital gains and losses.

A Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of the Company's common shares unless (i) the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the U.S. (and are attributable to a permanent establishment maintained in the U.S. by such Non-U.S. Holder if an applicable income tax treaty so requires as a condition for such Non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of income from the Company's common shares), or (ii) such Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the sale, and certain other conditions are met. Effectively connected gains realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Controlled Foreign Corporation Status

Under Section 951(a) of the Code, each "United States shareholder" of a "controlled foreign corporation" ("CFC") must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. In addition, gain on the sale of stock in a CFC realized by a "United States shareholder" is treated as ordinary income to the extent of such shareholder's proportionate share of the CFC's undistributed earnings and profits accumulated during such shareholder's holding period for the stock.
Section 951(b) of the Code defines a United States shareholder ("U.S. Shareholder") as any U.S. corporation, citizen, resident or other U.S. person who owns (directly or through certain deemed ownership rules) 10% or more of the total combined voting power of all classes of stock of a foreign corporation. In general, a foreign corporation is treated as a CFC only if such U.S. Shareholders collectively own more than 50% of the total combined voting power or total value of the corporation's stock. Under these rules the Company does not expect to be a CFC. If the Company is treated as a CFC, the Company's status as a CFC should have no adverse effect on any shareholder of the Company that is not a U.S. Shareholder.

Passive Foreign Investment Company Status

Sections 1291 through 1298 of the Code contain special rules applicable with respect to foreign corporations that are "passive foreign investment companies" ("PFICs"). A company will be considered a PFIC if 75% or more of its gross income (including a pro rata share of the gross income of any company (United States or foreign) in which the Company is considered to own 25% or more of the shares by value) in a taxable year is passive income (the "Income Test"). Alternatively, a company will be considered to be a PFIC if at least 50% of the assets (averaged over the four quarter ends for the year) of the Company (including a pro rata share of the assets of any company of which the Company is considered to own 25% or more of the shares by value) in a taxable year are held for the production of, or produce, passive income (the "Asset Test").

For the year ended December 31, 2003, the Company was considered a PFIC because it met the Income Test. As a consequence, each shareholder who is a U.S. Holder, in the absence of an election by such holder to treat the Company as a "qualified electing fund" (a "QEF" election), as discussed below, will, upon certain distributions by the Company or upon disposition of the Company common shares at a gain, be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated plus interest on the tax, as if the distribution or gain had been recognized ratably over the U.S. Holder's holding period for the Company's common shares while the Company was a PFIC. Additionally, a U.S. Holder who acquires the Company's common shares from a decedent who failed to make a QEF election will generally be denied the normally available step-up of the income tax basis for such shares to fair market value at the date of death and, instead, would have a tax basis equal to the decedent's tax basis, if lower, in the shares.

A U.S. Holder who owns common shares during a period when the Company is a PFIC will be subject to the foregoing PFIC rules, even if the Company ceases to be a PFIC, unless such U.S. Holder makes a QEF election in the first year in which the U.S. Holder owned the shares and the Company was considered a PFIC. A U.S. Holder who makes such a QEF election will be entitled to treat any future gain on the sale of the Company's common shares as capital gain and will not be denied the tax basis step-up at death described above. Additionally, a U.S. Holder who makes a QEF election will, for each taxable year the Company qualifies as a PFIC, include in income a pro rata share of the ordinary earnings of the Company as ordinary income and a pro rata share of any net capital gain of the Company as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The Company, at the request of a U.S. Holder electing to have the Company treated as a QEF, will comply with the applicable information reporting requirements.

A U.S. Holder who makes a QEF election for the year in which the Company first becomes a PFIC (and complies with certain U.S. federal income tax reporting requirements) should not have any material adverse U.S. federal income tax consequences because the Company had no ordinary earnings or net capital gains during the year ended December 31, 2003. In addition, the Company believes that it will not have any ordinary earnings or net capital gains in future years in which it may be deemed a PFIC. However, no assurance can be given as to this expectation. U.S. Holders are urged to consult their tax advisors concerning the application of the U.S. federal income tax rules governing PFICs in their particular circumstances.

As an alternative to the QEF election, a U.S. Holder of certain publicly traded PFIC stock can elect to mark the stock to market, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the U.S. Holder's fair market value of the PFIC stock and the adjusted basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If a mark-to-market election is in effect on the date of a U.S. Holder's death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of the Company's common shares in the hands of a U.S. Holder who acquires such shares from the decedent will be the lesser of the decedent's tax basis or the fair market value of the shares.

As a PFIC, each U.S. Holder would be required annually to file an IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with such U.S. Holder's timely filed income tax return (or directly with the IRS if the U.S. Holder is not required to file an income tax return). A U.S. Holder choosing to make a QEF election also must include with its income tax return a shareholder election statement and the PFIC annual information statement that the Company will provide. If the Company determines that it has become a PFIC, within two months after the end of each year the Company intends to supply the PFIC annual information statement necessary to make the QEF election for such year.

Due to the complexity of the PFIC rules, a U.S. Holder should consult it own tax advisor regarding the Company's status as a PFIC for tax year ending December 31, 2003 or a subsequent year, and the eligibility, manner and advisability of making a QEF election or a mark-to-market election.

Backup Withholding and Information Reporting

In general, dividend payments or other taxable distributions on the Company's common shares or proceeds from the disposition thereof paid by a U.S. paying agent or other U.S. intermediary to a non-corporate U.S. Holder may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding generally would not apply to a U.S. Holder that furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certifications or if the U.S. Holder is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Certain Non-U.S. Holders receiving payments in the U.S or through certain U.S. financial intermediaries may be required to establish their exemption from information reporting or backup withholding by providing certification of non-U.S. status on IRS Form W-8, as applicable.

Amounts withheld as backup withholding may be credited against the U.S. Holder or Non-U.S Holder's U.S. federal income tax liability. Additionally, a U.S. Holder or Non-U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding regime by filing the appropriate claim for refund with the IRS and furnishing any required information. Copies of any information returns filed with the IRS may be made available by the IRS, under the provisions of a specific treaty or agreement, to the taxing authorities of the country in which the Non-U.S. Holder resides or is organized.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Company currently does not enter into any hedging transactions or hold any derivative instruments. The carrying amounts for cash and cash equivalents, marketable securities, deposits, advances and other, accrued interest and accounts payable and accrued expenses on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. In order to limit its market risk, the Company diversifies its cash and investment holdings into U.S. treasury and agency obligations and major financial institutions and corporations. The fair value of investments in marketable securities is disclosed in Note 2 to the Consolidated Financial Statements. See "Risk Factors-Future hedging activities could negatively impact future operating results."

Item 12. Description of Securities Other Than Equity Securities - Not

applicable

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies - None

Item 14. Material Modifications to Rights of Security Holders and Use of Proceeds - None

Item 15. Controls and Procedures

a) An evaluation was performed under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15 of the U.S. Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 20-F. Based on that evaluation, the Company's management, including the chief executive officer and chief financial officer, concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on 20-F to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified in the U.S. Securities and Exchange Commission rules and forms.

b) Not applicable for annual reports for fiscal years ending prior to July 15, 2005.

c) Not applicable for annual reports for fiscal years ending prior to July 15, 2005.

d) In connection with the evaluation described above, the Company's management, including the chief executive officer and chief financial officer, identified no change in the Company's internal control over financial reporting that occurred during the Company's fiscal year ended December 31, 2003, and that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16. Reserved

Item 16A.  Audit Committee Financial Expert

Our Audit Committee is comprised of three members: Mr. Chris Mikkelsen, Mr. Patrick McChesney and Mr. Jean Charles Potvin. The Board has made the affirmative determination that all members of the Audit Committee are "independent" pursuant to the criteria outlined by the AMEX and Rule 10A-3 of the U.S. Securities and Exchange Act of 1934, as amended. Mr. Mikkelsen is a CPA and shareholder in McDirmid, Mikkelsen, Secrest PS, a large local CPA practice. Mr. McChesney is a CPA and a past and present financial executive for a number of companies. Mr. Potvin is President and CEO of Tiomin Resources, Inc. a resources company based in Toronto Canada, has an MBA-Finance and was an investment analyst at Burns Fry Ltd for 13 years. Mr. Mikkelsen serves as the "audit committee financial expert" (as defined in Item 16A to Form 20-F), although the Board believes that all members of the Audit Committee have sufficient knowledge and experience to satisfy the "financial sophistication" requirement of the AMEX and to serve as the Committee's "audit committee financial expert."

Item 16B.  Code of Ethics

The company has adopted a Code of Ethics and Conduct that is applicable to all its directors, officers and employees. The Code of Ethics contains general guidelines for conducting the business of the company. There have been no amendments or waivers to this Code since its inception. We intend to disclose future amendments to, or waivers from, certain provisions of the Code on our website within five business days following the date of such amendment or waiver. A copy of the Code of Ethics and Conduct is posted on the Company's website (www.goldreserveinc.com). We believe that our Code of Ethics and Conduct constitutes a "code of ethics" as defined by the U.S. Securities and Exchange Commission and a "code of ethics and conduct" pursuant to the criteria outlined by AMEX.

Item 16C.  Principal Accountant Fees and Services

                                  (in $ thousands)
            Audit      Audit-related   Tax    All Others  Total
2002        $ 59,050   -               -      -           $ 59,050
2003        $ 44,309   $ 4,931         -      $ 360       $ 49,600

Audit-related Services provided primarily consist of services connected with securities filing documents, accounting issues research and technical assistance.

Our Audit Committee is responsible for the oversight of our independent auditor's work. Our Audit Committee's policy is to pre-approve all audit services provided by PwC. The Audit Committee sets forth its pre-approval in detail, listing the particular audit services that are pre-approved.

Non-audit services provided by PwC are approved individually, on an as-needed basis. These non-audit services may include tax services, services connected with securities filing documents, accounting issues research and technical assistance or other similar services. In urgent circumstances, the Audit Committee's Chair may issue such a pre-approval. PwC and our management then report to the Audit Committee on a quarterly basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

Item 16D.  Exemptions From the Listing Standards for Audit Committees
                Not Applicable

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated
            Purchasers
                Not Applicable

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

The Board of Directors fulfills its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee, which is composed of three directors, none of whom are members of management. This Committee monitors the independence and performance of our independent auditors and meets with the auditors to discuss the results of their audit, their review of internal accounting controls and their audit report prior to submitting the consolidated financial statements to the Board of Directors for approval. This Committee reviews and discusses with management the consolidated financial statements, related accounting and auditing principles and practices and (when required of management under securities commissions or the applicable listing standards) management's assessment of internal control over financial reporting. This Committee also monitors the integrity of our financial reporting process and systems of internal controls regarding finance, accounting and legal compliance.
The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, PricewaterhouseCoopers LLP. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements. The auditors have full and free access to the Audit Committee.

   s/ Rockne J. Timm                       s/ Robert A. McGuinness
      Chief Executive Officer                 Vice President-Finance and CFO
      April 16, 2004                          April 16, 2004

REPORT OF INDEPENDENT ACCOUNTANTS
To the Shareholders of Gold Reserve Inc.

We have audited the consolidated balance sheets of Gold Reserve Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, cash flows and changes in shareholders' equity for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, B.C.
February 17, 2004


GOLD RESERVE INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002
(Expressed in U.S. Dollars)

                                               2003                2002
ASSETS
Cash and cash equivalents                  $ 11,331,503       $ 1,584,632
Marketable securities                         8,450,478        10,945,768
Deposits, advances and other                    310,820           348,798
Accrued interest                                 68,651           148,893
------------------------------------------------------------------------------
Total current assets                         20,161,452        13,028,091

Property, plant and equipment, net           46,126,317        46,144,396
Other                                           742,713           670,036
------------------------------------------------------------------------------
Total assets                               $ 67,030,482      $ 59,842,523
==============================================================================

LIABILITIES
Accounts payable and accrued expenses         $ 765,860         $ 350,261

Minority interest in consolidated
subsidiaries                                  1,126,151         1,080,241
------------------------------------------------------------------------------
Total liabilities                             1,892,011         1,430,502

Commitments

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
  Authorized:       Unlimited
  Issued:                     None
Common shares and Equity Units:             112,971,425       102,498,071
  Class A common shares, without par value
    Authorized:     Unlimited
    Issued:         2003...  27,750,258
                    2002...  22,996,158
    Outstanding:    2003...  27,456,171
                    2002...  22,702,071
  Equity Units
    Issued:         2003...   1,237,880
                    2002...   1,289,980
    Outstanding:    2003...     738,605
                    2002...     790,705
Less, common shares and
equity units held by affiliates                (674,598)         (674,598)
Accumulated deficit                         (47,054,004)      (43,346,668)
KSOP debt                                      (104,352)          (64,784)
------------------------------------------------------------------------------
Total shareholders' equity                   65,138,471        58,412,021
------------------------------------------------------------------------------
Total liabilities and shareholders' equity $ 67,030,482      $ 59,842,523
==============================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Expressed in U.S. Dollars

Approved by the Board of Directors:

          s/ Chris D. Mikkelsen          s/ Patrick D. McChesney



GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2003, 2002 and 2001


                                       2003            2002             2001
Other Income:
Interest income                        $   594,006     $    676,550     $    837,048
Gain on sale of marketable
  securities                               176,375           26,450          362,858
-------------------------------------------------------------------------------------
                                           770,381          703,000        1,199,906
Expenses:
General and administrative               1,860,312        1,329,920        1,205,729
Technical services                       2,027,391        1,478,756          349,278
Corporate communications                   419,394          279,093          279,628
Legal and accounting                       276,291          173,472           93,341
Foreign currency (gain) loss              (156,314)         418,258           97,297
Minority interest in net income
  of consolidated subsidiaries              45,910           31,623           25,839
-------------------------------------------------------------------------------------
                                         4,472,984        3,711,122        2,051,112

Net loss before tax                     (3,702,603)      (3,008,122)        (851,206)
Income tax                                   4,733                -                -
-------------------------------------------------------------------------------------
Net loss                              $ (3,707,336)    $ (3,008,122)    $   (851,206)
=====================================================================================
Net loss per share-basic
  and diluted                              $ (0.15)         $ (0.13)         $ (0.04)
=====================================================================================
Weighted average
  common shares
    outstanding                         24,636,083       23,316,423       22,986,958
=====================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Expressed in U.S. Dollars


GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2003, 2002 and 2001


                                                                                               Common Shares
                             Common Shares and Equity Units Issued            Accumulated      and Equity Units
                             Common Shares    Equity Units   Amount           Deficit          Held by Affiliates
Balance, December 31, 2000   22,196,242       1,446,396      102,105,986      (39,487,340)     (674,598)
Equity units exchanged for
  common shares                 133,380        (133,380)
Net loss                                                                         (851,206)
Common shares issued            325,500                          159,925
---------------------------------------------------------------------------------------------------------
Balance, December 31, 2001   22,655,122       1,313,016      102,265,911      (40,338,546)     (674,598)
Equity units exchanged for
  common shares                  23,036         (23,036)
Net loss                                                                       (3,008,122)
Common shares issued            318,000                          232,160
---------------------------------------------------------------------------------------------------------
Balance, December 31, 2002   22,996,158       1,289,980      102,498,071      (43,346,668)     (674,598)
Equity units exchanged for
  common shares                  52,100         (52,100)
Net loss                                                                       (3,707,336)
Common shares issued          4,702,000                       10,473,354
---------------------------------------------------------------------------------------------------------
Balance, December 31, 2003   27,750,258       1,237,880    $ 112,971,425    $ (47,054,004)   $ (674,598)
=========================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Expressed in U.S. Dollars


GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003, 2002 and 2001


                                                            2003           2002           2001
Cash Flow from Operating Activities:
Net loss                                                    $ (3,707,336)  $ (3,008,122)  $   (851,206)
Adjustments to reconcile net loss to net
  cash used by operating activities:
          Depreciation                                            44,630         58,527         43,534
          Amortization of premium
             on corporate debt securities                        106,583        107,930         25,777
          Foreign currency (gain) loss                          (156,314)       418,258         97,297
    Minority interest in net income of
       consolidated subsidiaries                                  45,910         31,623         25,839
          Net gain on disposition of marketable securities      (176,375)       (26,450)      (362,858)
          Shares issued for compensation and KSOP                520,032        238,203        141,962
Changes in non-cash working capital:
    (Increase) decrease in deposits, advances
      and accrued interest                                         9,120        (94,172)        19,571
    Increase (decrease) in accounts payable
      and accrued expenses                                       415,599         29,479        (14,321)
Net cash used by operating activities                         (2,898,151)    (2,244,724)      (874,405)

Cash Flow from Investing Activities:
Purchase of marketable securities                             (7,375,099)   (11,461,632)    (8,335,886)
Purchase of property, plant and equipment                        (26,551)        (5,489)    (1,420,896)
Proceeds from the sale and maturity of marketable securities   9,940,182      9,443,246      6,228,289
Other                                                            192,735         75,606         55,167
Net cash provided (used) by investing activities               2,731,267     (1,948,269)    (3,473,326)

Cash Flow from Financing Activities:
Proceeds from issuance of common shares                        9,913,755         12,960          4,285
Net cash provided by financing activities                      9,913,755         12,960          4,285

Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents           9,746,871     (4,180,033)    (4,343,446)
Cash and cash equivalents - beginning of year                  1,584,632      5,764,665     10,108,111
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of year                     $ 11,331,503   $  1,584,632   $  5,764,665
=======================================================================================================
Supplemental Cash Flow Information

Non-cash investing and financing activities:
Issuance of common shares as compensation                   $    303,600   $     85,200   $     15,000
Issuance of common shares to KSOP Plan                      $    256,000   $    134,000   $    140,640

The accompanying notes are an integral part of the consolidated financial statements.
Expressed in U.S. Dollars

1. The Company and Significant Accounting Policies:
The Company. Gold Reserve Inc. (the "Company") is a mining company incorporated in 1998 under the laws of the Yukon Territory, Canada, and is the successor issuer to Gold Reserve Corporation. The Company's primary mining asset, the Brisas project, is a gold/copper deposit located in the KM 88 mining district of the State of Bolivar in southeastern Venezuela. The Company has no revenue producing mining operations at this time. All amounts shown herein are expressed in US Dollars unless otherwise noted.

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

These consolidated financial statements include the accounts of the Company, Gold Reserve Corporation, two domestic subsidiaries, Great Basin Energies, Inc. ("Great Basin") and MGC Ventures Inc. ("MGC Ventures"), seven Venezuelan subsidiaries, and seven Aruba subsidiaries which were formed to hold the Company's interest in its foreign subsidiaries or for future transactions. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's policy is to consolidate those subsidiaries where majority control exists and control is other than temporary. The Company believes it exercises majority control of Great Basin and MGC Ventures.

Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. At December 31, 2003 and 2002, the Company had approximately $64,000 and $43,000, respectively, in Venezuelan and offshore banks.

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

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property's economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated recoverable amount. Carrying values do not necessarily reflect present or future values.

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

Impairment Test. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

Foreign Currency. The U.S. Dollar is the Company's functional currency. Foreign currency amounts are translated into U.S. Dollars using the temporal method. Accordingly, non-monetary assets and liabilities are translated at historical rates, monetary assets and liabilities are translated at current rates and revenue and expense items are translated at average exchange rates for the month in which they occur, except for depreciation which is translated at historical rates. Translation gains and losses are included in operating expenses.

Stock Based Compensation. Effective January 1, 2002, the Company adopted the new standard concerning the accounting for stock-based compensation. As allowed by the standard, the Company elected not to adopt the fair value method of accounting for stock options granted to employees. No compensation expense is recognized if the exercise price of the stock options at date of grant is equal to market value. Grants of stock options to non-employees and direct awards of stock to employees and non-employees must be accounted for using the fair value method of accounting. Consideration paid for shares on exercise of share options is credited to capital stock.

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

Substantially all of the Company's investment in property, plant and equipment represents amounts invested in the Brisas project located in Venezuela. Venezuela has experienced on-going public protests of the President's policies and agendas in the last several years. These protests have resulted in national work stoppages and a number of civil disturbances, and have lead to high levels of inflation, fuel shortages, currency and exchange controls, and a decline in industrial output and foreign investment. The opposition to the President has demanded a change in the policies of the current government, including calling for the removal of the President by recall referendum. Ongoing challenges to the current administration are likely to cause further social discontent.

Management's capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs is subject to the risks and uncertainties of developing an economic reserve on the Brisas project which is based on engineering and geological estimates, future gold and copper prices, estimated plant construction and operating costs and the procurement of all necessary regulatory permits and approvals. These estimates could change in the future and this could affect the carrying value and the ultimate recoverability of the amounts recorded as property and mineral rights and capitalized exploration and development costs.

The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A and B common shares outstanding during each year, which has been reduced by the common shares owned by Great Basin and MGC Ventures. As of December 31, 2003, 2002 and 2001, there were 3,204,124, 3,368,549 and 3,421,950 shares, respectively, available for issuance pursuant to the exercise of previously granted share options. In addition, at December 31, 2003 there were 2,021,000 shares available for issuance upon exercise of common share purchase warrants. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

2. Marketable Securities:
                                     Amortized Cost/      Quoted
                                     Carrying Value       Market Value
2003
Temporary:
Corporate debt securities            $  4,074,928         $  4,092,900
Equity securities                       4,375,550            7,489,675
-----------------------------------------------------------------------
Total                                $  8,450,478         $ 11,582,575
=======================================================================

2002
Temporary:
Corporate debt securities            $  9,213,755         $  9,267,015
Equity securities                       1,732,013            1,773,197
-----------------------------------------------------------------------
Total                                $ 10,945,768         $ 11,040,212
=======================================================================
Debt securities at December 31, 2003 yield between 2% and 7%.

3. Property, Plant and Equipment:

                                                Accumulated
                                 Cost           Depreciation    Net
2003
United States
Furniture and office equipment   $    271,444   $   (216,758)   $     54,686
Leasehold improvements                 35,633        (34,809)            824
-----------------------------------------------------------------------------
                                 $    307,077   $   (251,567)   $     55,510
=============================================================================
Foreign
Property and mineral rights      $ 11,252,335                   $ 11,252,335
Capitalized exploration costs      34,765,993                     34,765,993
Buildings                             266,141   $   (238,351)         27,790
Furniture and office equipment        421,328       (399,566)         21,762
Transportation equipment              264,790       (264,790)              -
Machinery and equipment               313,188       (310,261)          2,927
-----------------------------------------------------------------------------
                                   47,283,775     (1,212,968)     46,070,807
-----------------------------------------------------------------------------
Total                            $ 47,590,852   $ (1,464,535)   $ 46,126,317
=============================================================================

2002
United States
Furniture and office equipment   $    266,056   $   (198,239)   $     67,817
Leasehold improvements                 35,633        (27,683)          7,950
-----------------------------------------------------------------------------
                                 $    301,689   $   (225,922)   $     75,767
=============================================================================

Foreign
Property and mineral rights      $ 11,252,335                   $ 11,252,335
Capitalized exploration costs      34,765,993                     34,765,993
Buildings                             266,141   $   (224,561)         41,580
Furniture and office equipment        403,187       (394,622)          8,565
Transportation equipment              264,790       (264,790)              -
Machinery and equipment               310,166       (310,010)            156
-----------------------------------------------------------------------------
                                 $ 47,262,612     (1,193,983)     46,068,629
-----------------------------------------------------------------------------
Total                            $ 47,564,301   $ (1,419,905)   $ 46,144,396
=============================================================================



4. KSOP Plan:

The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. Unallocated shares are recorded as a reduction to shareholders' equity. Allocation of common shares to participants' accounts is at the discretion of the Company's board of directors, subject to certain limitations. The value of the shares allocated is recorded in the statement of operations with a reduction of the KSOP debt account. The Company allocated contributions to eligible participants for the Plan years 2003, 2002 and 2001 of $216,432, $153,003 and $133,304,
respectively. As of December 31, 2003, 98,042 common shares remain unallocated to plan participants.

5.  Share Option Plan:

The Company's Equity Incentive Plan (the "Plan") as amended in 2003, allows for the issuance of up to 2,500,000 Class A common share purchase options, in addition to any options issued pursuant to predecessor plans, to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. Share option transactions for the last three years are as follows:

                               2003                    2002                    2001
                                    Weighted                Weighted                Weighted
                                    Average                 Average                 Average
                                    Exercise                Exercise                Exercise
                        Shares      Price       Shares      Price       Shares      Price
Options outstanding at
   beginning of year    3,368,549   $  0.80     3,421,950   $  0.81     3,305,471   $  2.23
Options exercised        (400,000)     0.74       (18,000)     0.72        (5,500)     0.78
Options canceled          				  (50,901)     1.21      (128,021)     1.25
Options granted           235,575      2.74        15,500      1.10       250,000      0.71
Options outstanding at
   end of year          3,204,124   $  0.95     3,368,549   $  0.80     3,421,950   $  0.81
Options exercisable
   at end of year       3,087,588   $  0.94     3,335,217   $  0.80     3,259,784   $  0.81


                        Price                   Price                   Price
                        Range                   Range                   Range
Exercise price
 at end of year         $ 0.55 - $ 4.14         $ 0.50 - $ 1.50         $ 0.50 - $ 1.50
Exercise price for
 exercisable shares     $ 0.55 - $ 4.14         $ 0.50 - $ 1.50         $ 0.50 - $ 1.50

As of December 31, 2003, the weighted average remaining contractual life of total options outstanding was 1.85 years. The weighted average exercise price of total options outstanding and those options, which were exercisable at December 31, 2003, was $0.95 and $0.94, respectively.

In December 2000, the Board approved a resolution amending the exercise price of certain incentive stock options previously granted under the Plan. Shareholder and regulatory approval was obtained in June 2001. Under a program, Executive Officers, Directors and other employees were permitted to exchange certain options with exercise prices in excess of $0.72. The market price at the date of re-pricing was $0.47 and the new exercise price of the subject options was set at 150 percent of the market value or $0.72 per share. In addition, the vesting schedules of all the re-priced stock options held by Executive Officers, Directors and other employees were modified as follows: fifty-percent of all re-priced stock options, which were vested prior to the date of the re-pricing, were no longer vested, or immediately exercisable, but vested 12 months from the date the re-pricing was approved by the Board. The new options expire five years from the date of shareholder approval.

The Company elected not to adopt the fair value method of accounting for stock options. Had the fair value method of accounting been followed, the Company would have recorded additional compensation expense of $406,108 and $12,993 in 2003 and 2002, respectively. The fair value of the options granted in 2003 was calculated using the Black-Scholes model assuming a weighted average risk free interest rate of 3.7%, expected life of five years, weighted average expected volatility of 84% and a dividend yield of nil. This adjustment would have resulted in proforma basic and diluted net loss per share of $0.17 and $0.13 in 2003 and 2002, respectively.

6. Related Party Transactions:

MGC Ventures. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of MGC Ventures. At December 31, 2003 and 2002, the Company owned 12,062,953 and 23,512,074 common shares of MGC Ventures respectively, which represented 47% and 63% of its outstanding shares. MGC Ventures owned 276,642 common shares of the Company at December 31, 2003 and 2002. In addition, MGC Ventures owned 280,000 common shares of Great Basin at December 31, 2003 and 2002. During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000, $6,000 and $1,200 per year, respectively.

Great Basin. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of Great Basin. At December 31, 2003 and 2002, the Company owned 15,661,595 and 24,354,521 common shares of Great Basin respectively, which represented 47% and 58% of its outstanding shares. Great Basin owned 516,720 common shares of the Company at December 31, 2003 and 2002. Great Basin also owned 170,800 common shares of MGC Ventures at December 31, 2003 and 2002. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000, $6,000 and $1,200 per year, respectively.

Fees Paid to Director. During 2003, 2002 and 2001, the Company incurred expenses of approximately $63,000, $59,000 and $22,000, respectively, primarily for director related services performed by Mr. Coleman.

Notes Receivable from Officers. As of December 31, 2003 and 2002, the Company had approximately $109,100 in notes receivable due from officers. The notes bear interest at between 4.6% and 5.2% and are due on December 31, 2005.

7. Income Tax:

No income tax benefit has been recorded for the three years ended December 31, 2003. The Company's Venezuelan subsidiaries are subject to Venezuelan income tax but have not paid or accrued any income tax during the three years ended December 31, 2003. Income tax accrued by the Company's domestic subsidiaries during 2003, 2002 and 2001 amounted to $4,733, $0 and $0, respectively. The Company has recorded a valuation allowance to reflect the estimated amount of the future tax asset which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carryforwards prior to expiration. The valuation allowance for future tax assets may be reduced in the near term if the Company's estimate of future taxable income changes. The components of the future income tax assets and liabilities (excluding Venezuela) as of December 31, 2003 and 2002 were as follows:

                                              Future Tax Asset (Liability)
                                                    2003            2002

Accounts payable and accrued expenses         $       7,470  $       4,483
Investment income                                   (26,769)       (56,829)
Property, plant and equipment                     8,507,672      8,505,089
--------------------------------------------------------------------------
Total temporary differences                       8,488,373      8,452,743
Net operating loss carryforward                   5,531,788      4,572,384
Alternative minimum tax credit                       19,871         19,871
--------------------------------------------------------------------------
Total temporary differences, operating losses
   and tax credit carryforwards                  14,040,032     13,044,998
Valuation allowance                             (14,040,032)   (13,044,998)
--------------------------------------------------------------------------
Net deferred tax asset                        $           -  $           -
==========================================================================

7.           Income Tax, continued:

At December 31, 2003, the Company had the following U.S. and
Canadian tax basis loss carryforwards and tax credits:


                                                  U.S.      Canadian     Expires
Regular tax net operating loss:             $     272,248   $   303,042     2006
                                                1,650,395       202,807     2007
                                                1,244,312       296,964     2008
                                                  688,808       390,887     2009
                                                  341,750       885,733     2010
                                                  645,622                   2011
                                                1,424,144                   2012
                                                1,386,674                   2018
                                                1,621,230                   2019
                                                  665,664                   2020
                                                  896,833                   2021
                                                1,435,774                   2022
								1,488,962                   2023
                                            $  13,762,416   $ 2,079,433

Alternative minimum tax net operating loss: $     289,523                   2006
                                                1,624,454                   2007
                                                1,218,023                   2008
                                                  660,271                   2009
                                                  304,472                   2010
                                                  618,845                   2011
                                                1,399,529                   2012
                                            $   6,115,117


Alternative minimum tax credit              $      19,871

8.          Geographic Segments:
                                    United States  Venezuela      Consolidated
2003
Other income                        $    770,381                  $    770,381
Depreciation                              25,645   $     18,985         44,630
Net loss                               2,146,525      1,560,811      3,707,336
Identifiable assets
Property, plant and equipment, net  $     55,510   $ 46,070,807   $ 46,126,317
General corporate assets              20,095,630        808,535     20,904,165
Total identifiable assets           $ 20,151,140   $ 46,879,342   $ 67,030,482

2002
Other income                        $    703,000                  $    703,000
Depreciation                              29,847         29,680         58,527
Net loss                               1,589,446   $  1,418,676      3,008,122
Identifiable assets
Property, plant and equipment, net  $     75,767   $ 46,068,629   $ 46,144,396
General corporate assets              12,901,078        797,049     13,698,127
Total identifiable assets           $ 12,976,845   $ 46,865,678   $ 59,842,523

2001
Other income                        $  1,199,906                  $  1,199,906
Depreciation                              43,534                        43,534
Net loss                                 762,142   $     89,064        851,206
Identifiable assets
Property, plant and equipment, net  $    101,685   $ 46,095,749   $ 46,197,434
General corporate assets              15,040,310      1,314,870     16,355,180
Total identifiable assets           $ 15,141,995   $ 47,410,619   $ 62,552,614

Revenues and identifiable assets of each segment are those that are directly identified with those operations.

9. Commitments:

The Company leases office space under a non-cancelable operating lease. In January 2004, the lease was renewed for an additional five years commencing March 1, 2004. Rent expense under the lease during 2003, 2002 and 2001 was $110,442, 108,477 and 106,002, respectively. Future minimum annual rent payable under the lease is $112,352 in 2004, $112,680 for each of the years 2005 through 2008 and $18,780 in 2009.

10. Shareholder Rights Plan:

At the 1997 annual meeting of shareholders, a "Shareholder Rights Plan" was voted upon and approved by the shareholders of Gold Reserve Corporation. As part of the Reorganization described in Note 1, the Shareholder Rights Plan was assumed by the successor issuer Gold Reserve Inc. The Rights Plan is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Rights Plan is designed to give the board of director's time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company's outstanding shares without complying with the "permitted bid" provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time. In 2003, the shareholders approved an amendment to continue the Shareholder Rights Plan until June 30, 2006.

11. 	Differences Between Canadian and U.S. GAAP:

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in Canada. The effect of the principal measurement differences between U.S. and Canadian GAAP are summarized below. There are no differences between U.S. and Canadian GAAP as they relate to cash flows.

                            Canadian GAAP       Change         U.S. GAAP
2003
Total assets                $ 67,030,482    $  3,114,125A    $ 70,144,607
Total shareholders' equity    65,138,471       3,114,125 A     68,252,596
Net loss                      (3,707,336)     (7,704,726) B   (11,412,062)

2002
Total assets                $ 59,842,523    $     41,184 A   $ 59,883,707
Total shareholders' equity    58,412,021          41,184 A     58,453,205
Net loss                      (3,008,122)     (1,162,804) B    (4,170,926)

2001
Total assets                $ 62,552,614    $    160,000 A   $ 62,712,614
Total shareholders' equity    61,168,980         160,000 A     61,328,980
Net loss                        (851,206)                        (851,206)

A Under U.S. GAAP, marketable securities would be divided between held-to-maturity securities and available-for-sale securities. Those securities classified as available-for-sale would be recorded at market value and the unrealized gain or loss would be recorded as a separate component of shareholders' equity.

B For U.S. GAAP purposes, the Company accounts for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No.25, "Accounting for Stock
Issued to Employees". Under US GAAP, when the exercise price of certain stock options is amended (the "Repricing "), these options are accounted for as variable compensation from the date of the effective Repricing. Under this method, following the repricing date, compensation expense is recognized when the quoted market value of the Company's common shares exceeds the amended exercise price. Should the quoted market value subsequently decrease, a recovery of a portion, or all of the previously recognized compensation expense will be recognized.

12. Common Shares

On September 26, 2003, the company completed a private placement financing of 4,042,000 units at Canadian $3.50 per unit. Each unit consists of one Class A common share and one half Class A common share purchase warrant. Each whole Class A common share purchase warrant entitles its holder to acquire one Class A common share at a price of Canadian $5.25 for a period of 18 months following the closing of the private placement. As of December 31, 2003, 2,021,000 warrants were outstanding and exercisable. The net proceeds of the private placement amounted to approximately Canadian $13.0 million (US$ 9.6 million). In addition to the 4,042,000 private placement shares, 400,000 shares were issued upon exercise of employee stock options, 200,000 shares were issued to the KSOP plan and 60,000 shares were issued primarily for independent director compensation.

13. New standards

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150), which addresses how to classify and measure certain financial instruments with characteristics of both liabilities (or assets in some circumstances) and equity. SFAS No. 150 requirements apply to issuers' classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 on July 1, 2003 had no impact the Company s financial position and results of operations.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 Consolidation of Variable Interest Entities (FIN No. 46). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to only certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities obtained after that date. It applies at the end of the first annual reporting period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest which was acquired before February 1, 2003. Adoption of FIN No. 46 on January 1, 2004 will not materially impact the Company s financial position or results of operations.

Stock-Based Compensation

The Canadian Institute of Chartered Accountants (CICA) has issued amendments to Section 3870 - "Stock-based Compensation and Other Stock-based Payments," which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options. The company will be required to adopt the standard on January 1, 2004, which will result in compensation expense on stock options granted to directors and employees, previously only disclosed on a pro forma basis, to be charged to earnings.

ITEM 18. Financial Statements - Not Applicable

ITEM 19. Financial Statements and Exhibits

Index to Consolidated Financial Statements
Management's Report

Report of Independent Accountants
Consolidated Balance Sheets
December 31, 2003 and 2002
Consolidated Statements of Operations
for the years ended December 31, 2003, 2002 and 2001
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2003, 2002 and 2001
Consolidated Statements of Cash Flows
for the years ended December 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements


Exhibits. The following exhibits are filed as part of this report.
Exhibit   Page Number
Number   Exhibit  in this report
12.1  Certificate of Gold Reserve Inc. Chief Executive Officer pursuant to
          Section 302 of the Sarbanes-Oxley Act of 2002
12.2  Certificate of Gold Reserve Inc. Vice President-Finance pursuant to
          Section 302 of the Sarbanes-Oxley Act of 2002
13.1   Certificate of Gold Reserve Inc. Chief Executive Officer pursuant to
           Section 906 of the Sarbanes-Oxley Act of 2002
13.2  Certificate of Gold Reserve Inc. Vice President-Finance pursuant to
         Section 906 of the Sarbanes-Oxley Act of 2002
99.1 Consent of PricewaterhouseCoopers LLP
99.2 Consent of Behre Dolbear & Company, Inc.

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

2.2 Shareholder Rights Plan Agreement (as Amended) of the Company (including form of Rights Certificate). Filed as Exhibit No. 3 to the Company's Registration Statement on Form 8-A (File No. 001-31819) filed with the Securities and Exchange Commission on October 2, 2003 and incorporated by reference herein.

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

4.0 Form of Change in Control Agreement. Filed as Exhibit 4.0 to the Company's Annual Report on Form 20-F (File No. 000-30102) filed with the Commission on May 9, 2003 and incorporated by reference herein.

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

GOLD RESERVE INC.

By: s/Rockne J. Timm
         Rockne J. Timm, its Chief Executive Officer April 23, 2004

By: s/Robert A. McGuinness
         Robert A. McGuinness, its Vice President of Finance, Chief Financial Officer, and its Principal Financial and Accounting Officer
         April 23, 2004

Exhibit 12.1 - Chief Executive Officer's Section 302 Certification

I, Rockne J. Timm, certify that:

1. I have reviewed this annual report on Form 20-F of Gold Reserve Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

  (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

  (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

  (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

 Date: April 23, 2004
 s/ Rockne J Timm
 Rockne J. Timm,
 Chief Executive Officer

 Exhibit 12.2 - Chief Financial Officer's Section 302 Certification

I, Robert A. McGuinness, certify that:
1. I have reviewed this annual report on Form 20-F of Gold Reserve Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

  (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

 (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

  (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

  (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: April 23, 2004
    s/ Robert A. McGuinness
        Robert A. McGuinness,
        Vice President-Finance & CFO

Exhibit 13.1 - Chief Executive Officer's Section 906 Certification

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gold Reserve Inc. on Form 20-F for the year ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof, I, Rockne J. Timm, Chief Executive Officer of Gold Reserve Inc., certify to my knowledge, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

 (1) The Annual Report on 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
 (2) The information contained in the Annual Report on Form 20-F fairly presents, in all material respects, the financial condition and result of operations of Gold Reserve Inc.
  s/ Rockne J. Timm
      Rockne J. Timm
      Chief Executive Officer
      April 23, 2004


Exhibit 13.2 -President's Section 906 Certification

Chief Financial Officer's Section 906 Certification

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gold Reserve Inc. on Form 20-F for the year ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof, I, Robert A. McGuinness, Vice President-Finance & CFO of Gold Reserve Inc., certify to my knowledge, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:
 (1) The Annual Report on 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
 (2) The information contained in the Annual Report on Form 20-F fairly presents, in all material respects, the financial condition and result of operations of Gold Reserve Inc.

  s/ Robert A. McGuinness
      Robert A. McGuinness
      Vice President-Finance & CFO
      April 23, 2004

Exhibit 99.1 - Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 033-110928 and No. 333-110927) of Gold Reserve Inc. of our report dated February 17, 2004 relating to the financial statements, which appears in this Form 20-F.

s/ PricewaterhouseCoopers LLP
    Vancouver, B.C.
    April 23, 2004


Exhibit 99.2 - Consent of Behre Dolbear & Company, Inc.

Behre Dolbear & Company, Inc. does hereby consent to the reference to this firm in the Annual Report on Form 20F of Gold Reserve, Inc. filed with the Securities and Exchange Commission on or about April 23, 2004. We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 033-110928 and File No. 333-110927) of Gold Reserve Inc., the reference to this firm, which appears in this Form 20-F. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.


/s/ BEHRE DOLBEAR & COMPANY, INC.
      April 23, 2004


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

Bolivar...   The basic monetary unit of the Republic of Venezuela. As of
March 2004, 1,920 Bolivars equaled one U.S. Dollar.

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

Brisas property...   The Brisas property or project consists of the Brisas
alluvial concession, the Brisas hardrock concession beneath the alluvial concession, applications for other mineralization (primarily nominal values of copper and silver) contained in these concessions, and contracts and concessions for mineralization (primarily gold, copper and molybdenum) and infrastructure use on land parcels contiguous to the existing concessions.

CESL Process ... Cominco Engineering Services Limited (CESL) on-site copper processing technology. The CESL Process is based on the oxidation of reground sulfide concentrates in an autoclave, followed by liquid-solid separation and sulfuric acid washing of the oxidized leach residue. The autoclave leach solution and the acid wash solution are subjected to solvent extraction and electrowinning to produce copper cathodes. The rinsed leach residues are subsequently cyanided to recover the contained gold.
Choco 5 Property Grass-roots exploration target leased from Minerven, a subsidiary of CVG.

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

environmental impact
statement (EIS)...   A report, compiled prior to a production decision that
examines the effects of proposed mining activities on the natural surroundings.

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

Imataca Forest Reserve...   A 3.6 million hectare area of tropical forest
located in the State of Bolivar in southeastern Venezuela that was set aside as a region for forest exploitation by the Venezuelan government in the 1960s. The Company's Brisas project is located in an area within the reserve, which was previously designated for mining activities.

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

Kilometer 88 mining district
(KM 88)...   An area in the State of Bolivar in southeastern Venezuela
containing significant alluvial and hardrock deposits. The Company's Brisas project is located in this district.

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

Ministry of Energy
  and Mines (MEM)...   Venezuelan governmental entity, which exercises
supervisory jurisdiction over the Brisas project and the Company's activities thereon.

Minerven  A mining company wholly-owned by CVG.

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