Form 20-F/A
period 2004-12-31
GOLD RESERVE INC
filed 2005-10-25
CIK 1072725

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

FORM 20-F/A

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

EXPLANATORY NOTE

Gold Reserve Inc. ("Gold Reserve" or the "Company") is filing this Amendment No.1 to its Annual Report on Form 20-F/A for its fiscal year ended December 31, 2004 (which Annual Report was originally filed with the Securities and Exchange Commission ("SEC") on April 1, 2005) in response to comments the Company received from the Staff of the U.S. Securities and Exchange
Commission. The originally filed 2004 20-F is amended as follows:

Note 11 to the Company's consolidated financial statements, "Differences between Canadian and U.S. GAAP", included as part of Part III, Item 17, "Financial Statements, has been amended. This amendment reflects the restatement of results of operations, financial position and cashflows under U.S. GAAP based upon a revision in accounting treatment made by the Company under U.S. GAAP with respect to the treatment of capitalized mine development costs prior to the establishment of proven and probable reserves. Under Canadian GAAP we capitalize mine development costs after proven and probable reserves have been established. We also capitalize costs on properties where we have found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. Under US GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under SEC rules are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under US GAAP. In addition, the Company amended the following sections in order to clarify its disclosure: Part 1- General Information-Mineral Reserve Estimates; Part 1-General Information-Recent Developments; Part 1, Item 3. Key Information-Selected Financial Data; Part 1, Item 3. Risk Factors; Part, 1 Item 4. Information on the Company-Properties-Brisas Project-Bankable Feasibility Study; Part, 1 Item 4. Information on the Company-Properties-Brisas Project-Mineral Resource and Reserve Estimates; and Part, 1, Item 4. Information on the Company-Venezuelan Mining, Environment and Other Matters.

The revision in accounting treatment under U.S. GAAP has had no effect on the Company's primary financial statements prepared in accordance with Canadian GAAP since the Company's capitalization policy for mine development costs is in accordance with Canadian GAAP. This Amendment does not reflect any events occurring after our original filing of the Annual Report on Form 20-F and does not modify or update the disclosure therein in any way other than to provide the amendments discussed above.

PART I

GENERAL INFORMATION
Forward-Looking Statements

The information presented or incorporated by reference in this Annual Report on Form 20-F/A, including Operating and Financial Review and Prospects in Item 5, contains both historical information and forward-looking statements
(within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the Securities Act), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act)). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

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

Mineral Reserve Estimates

With the completion of the bankable feasibility study in early 2005 described below, the Brisas project is an advanced development-stage project. The mineral reserves contained herein have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. We believe that the calculation of such mineral reserves is substantially the same as those under the U.S. Securities and Exchange Commission Industry Guide 7. However, we advise U.S. investors that definitions contained in National Instrument 43-101 differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.

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

Initial costs to put the Brisas Project into production (construction and related development costs) are estimated to be approximately $552 million. The feasibility study economic model assumed an economic base case utilizing $400 per ounce gold and $1.00 per pound copper. At such prices, total cash operating costs (net of copper credits) are estimated at $154 per ounce of gold and total costs per ounce, including operating costs and initial and sustaining capital would be $263 per ounce of gold. Costs of certain Venezuelan valued added taxes and import duties are not currently included in the initial cost of the project because Venezuelan law provides for exoneration of or an exemption from paying such taxes. We are currently exploring financing options for the Brisas Project and have retained a financial advisor to assist in our efforts. Following completion of environmental studies, receipt of necessary permits and obtaining sufficient funding, construction of the planned facility is expected to take 24-26 months, with commissioning and achievement of commercial production shortly thereafter. Based on the results of the feasibility study, the Company plans to produce gold dore on-site and ship gold/copper concentrate to an off-site smelter. See Item 4. Information on the Company-Properties.

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

1.     Basic and diluted.

2. Total assets prepared in accordance with accounting principles generally accepted in the U.S. at December 31, 2004, 2003, 2002, 2001, and 2000 were $48,615, $35,379, $25,118, $27,947, and $29,970, respectively (as restated). See "Explanatory Note" and Note 11 to the Company's consolidated financial statements, "Differences between Canadian and U.S. GAAP."

3. Total shareholders' equity prepared in accordance with accounting principles generally accepted in the U.S. at December 31, 2004, 2003, 2002, 2001, and 2000 was $46,186, $33,487, $23,687, $26,563, and $28,598,
respectively (as restated). See "Explanatory Note" and Note 11 to the Company's consolidated financial statements, "Differences between Canadian and U.S. GAAP."

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

Our mineral resource and reserve estimates may vary from estimates in the future.

The mineral resource and reserve estimates have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities.

This report uses the terms "measured," "indicated" and "inferred" resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. We believe that the calculation of mineral reserves based on Canadian regulations is substantially the same as those under the U.S. Securities and Exchange Commission Industry Guide 7. However,we advise U.S. investors that definitions contained in National Instrument 43-101 differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7. U.S. investors are cautioned not to assume that mineralization ("mineral resource") not already categorized as mineral reserves will ever be converted into reserves in the future.

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

Based on the results set forth in the study, the operating plan assumes a large open pit mine containing proven and probable reserves of approximately
9.2 million ounces of gold and 1.2 billion pounds of copper in 414 million tonnes of ore grading 0.69 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $2.76 per tonne. The final pit was based on a shape produced by an industry standard pit optimization software using a gold price of $350 per ounce and a copper price of $0.90 per pound. Utilizing conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day, the study anticipates the Brisas Project will yield an average annual production of 486,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 16 years.

The bankable feasibility study assumed an economic model base case utilizing $400 per ounce gold and $1.00 per pound copper. At such prices, cash operating costs (net of copper credits) are estimated at $154 per ounce of gold and total costs per ounce, including operating costs and initial and sustaining capital, would be $263 per ounce of gold. Initial capital costs to construct and place the Brisas Project into production are currently estimated to be approximately $552 million. Tax exonerations or tax payment holidays are available for various taxes including value added taxes ("VAT") and import duty tax on the initial capital costs. Management is in the process of applying for all available exonerations and expects to obtain such exonerations prior to the construction of the project. As a result, the cost of such taxes and import duties are not included in the initial costs of the project. However, there can be no assurances that such exonerations will be obtained.

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

The following key findings were determined by Aker Kvaerner in its preparation of the feasibility study:

Using a pit shape based on $350/oz gold price and $0.90/lb copper price, PAH has estimated that the Brisas Project deposit contains a proven and probable reserve of 414.6 million tonnes of ore grading 0.69 grams per tonne gold and
0.13 percent copper. The pit design contains waste rock material of 748.3 million tonnes resulting in a 1.8:1 (waste to ore) strip ratio. Total metal contained in the ore is 9.2 million ounces of gold and 1.2 billion pounds of copper,

Brisas is a gold and copper deposit with favorable leverage to gold and copper prices,

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

The following are the key assumptions contained in the 2005 Bankable Feasibility Study:

Proven and probable reserves
  using $350 per ounce of gold and $0.90 per pound of copper:
-------------------------------------------------------------------------------
Proven Reserves            193.2 million tonnes; 0.71 g/t gold and 0.12% copper
Probable Reserves          221.3 million tonnes; 0.68 g/t gold and 0.13% copper
Strip ratio (waste: ore)                                                 1.81:1
Mine Life                                                              16 years
Mill throughput                            70,000 tonnes per day "Hardrock" ore
                                       6,000 tonnes per day "Sulfide" saprolite
                                         6,000 tonnes per day "Oxide" saprolite
Plant Metal recoveries                        gold                        83.1%
                                              copper                      87.0%
Net payable Metals                            gold                        82.4%
                                              copper                      83.0%
Life of Mine Production (payable metals)      gold          7.59 million ounces
                                              copper         979 million pounds
Average annual gold production                                   486,000 ounces
Average annual copper production                              63 million pounds
Average annual copper concentrate production              124,000 metric tonnes

Economic Model Results
  using $400 per ounce of gold and $1.00 per pound of copper:
-------------------------------------------------------------------------------
Total cash operating cost (on site and off site)            $5.26 per tonne ore
Initial capital cost                                             $552.4 million
Working capital                                                   $39.3 million
Ongoing capital                                                  $132.3 million
Cash Operating cost *                                    $154 per ounce of gold
Production Taxes                                          $13 per ounce of gold
Total Cash costs *                                       $167 per ounce of gold
Capital Cost Amortization                                $ 96 per ounce of gold
Total Cost                                               $263 per ounce of gold

IRR, NPV and Payback using:
  per ounce of gold and:                            $400           $350
  per pound of copper                               $1.00          $0.90
-------------------------------------------------------------------------------
  Internal rate of return (After-Tax)               9.1%           5.2%
  Project net present value (After-Tax) @ 0%        $711 million   $384 million
                                        @ 5%        $207 million   $12 million
Project payback                                     8 years        10.8
* Net of copper by product credit


Mineral Resource and Reserve Estimates

PAH reviewed the methods and procedures utilized by the Company at the Brisas Project to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for a bankable feasibility level of study. PAH believes that the Brisas Project has conducted sampling and analysis programs using standard practices, providing generally reasonable results and believes that the resulting data can effectively be used in the estimation of resources and reserves.

PAH calculated the mineral resource and reserve estimates contained herein, most recently in February 2005 in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. We believe that the calculation of such mineral reserves based on Canadian regulations is substantially the same as those under the U.S. Securities and Exchange Commission Industry Guide 7. However, we advise U.S. investors that definitions contained in National Instrument 43-101 differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.

Mineral Resource Estimate

Based on work completed by PAH for the Brisas bankable feasibility study, using an off-site smelter process for treating copper concentrates, the Brisas Project is estimated to contain a measured and indicated mineral resource of 10.97 million ounces of gold and approximately 1.4 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off). A glossary of terms used herein is contained in the appendix.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured" and "indicated" resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that the mineralization not already categorized as mineral reserves will ever be converted into reserves.

The February 2005 estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table and includes the mineral reserve estimate shown in the following section:

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
====================================================================================================

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term "inferred" resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

The inferred mineral resource, based on an off-site smelter process (0.4 gram per tonne gold equivalent cut-off), is estimated at 126.5 million tonnes containing 0.65 grams gold per tonne and 0.13 percent copper. The mineral resource and gold equivalent (AuEq) cut-off is based on $350 per gold ounce and $0.90 per pound copper. The qualified persons involved in the property evaluation and resource and reserve estimates were Raul Borrastero C.P.G., Susan Poos, P.E., Richard Addison, P.E., and Rick Lambert, P.E. of PAH, and Brad Yonaka of Gold Reserve.


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
================================================================================================

The reserves disclosed above which are designated as commercially viable are a part of the mineral resources estimate shown in the previous section. Note that the mineral resources estimate does not represent material that exists in addition to the mineral reserve.

The mineral reserve (within a pit design) has been estimated in accordance with CSA National Instrument 43 - 101, which we believe is substantially the same as SEC Industry Guide 7. The mineral reserve was estimated using average recovery rates for gold and copper of 83% and 87% respectively, metal prices of U.S. $350 per ounce gold and U.S. $0.90 per pound copper with an internal revenue cut-off of $2.76 per tonne. The qualified persons involved in the property evaluation and resource and reserve estimates were Raul Borrastero C.P.G., Susan Poos, P.E., Richard Addison, P.E., and Rick Lambert, P.E. of PAH, and Brad Yonaka of Gold Reserve.

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

In addition to the issues described above, current Venezuelan mining and environmental regulations require the rational exploitation of all known mineralization and prohibit the development of permanent structures over mineralization and development efforts that hinder or negatively impact the rights of neighbors. These regulations provide, among other things, an environment in which neighboring title-holders can negotiate set-back agreements or similar agreements in order to allow the mineralization contained within an adjoining area to be rationally exploited by all parties. Under current Venezuelan mining laws and related regulations, the government (or in this case the MIBM) has significant influence over the extraction of mineralization contained in this single continuous ore body comprised of Las Cristinas and Brisas. The Company's Brisas project mine plan, which has already been approved by the MIBM, and its pending application for the Brisas Project Permit to Affect for Construction and Exploitation both include the assumption that a set-back agreement related to the Brisas project northern boundary will be obtained, and, although the Company has not yet obtained a definitive set-back agreement or something similar with the adjacent property title-holder to the north, management has not received any communication that such agreement (either formal or informal) will not be obtained in the future. Less than fifteen percent of the Company's current proven and probable reserves noted in Item 4. Information on the Company-Properties-Brisas Project is effected by the area subject to the set-back agreement. Further, previous approval of the Company's mine operating plan acknowledges that, either the Company, a Venezuelan government entity and/or its subcontractor will mine the area between the pits with the extracted ore delivered to the appropriate property owner. Management has already held discussions with the MIBM where it offered to mine the area and either process the ore, deliver the equivalent value in cash or metals or deliver the mineralized material to a stockpile of their or their contractor's choice. Recent statements by Venezuelan President Chavez have created uncertainty as to the future form and application of Venezuelan mining laws and regulations and as such no assurances can be given with respect to the matters noted above.

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

Other Taxes

Venezuelan tax law provides for a maximum corporate income tax rate on mining companies of 34%. This rate applies to net income over approximately U.S.$30,000 depending on exchange rates. Other Venezuelan taxes that apply or may eventually apply to the Company's subsidiaries include a 15% value added tax on goods and services, a 5% to 20% import duty on mining equipment and a 0.05% tax on certain bank transactions. Upon application, Venezuela offers certain exemptions or exonerations from value added tax and import duties to mining companies. Management is in the process of applying for such exemptions or exoneration, where available.

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

Item 12. Description of Securities Other Than Equity Securities - Not applicable

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies - None

Item 14. Material Modifications to Rights of Security Holders and Use of Proceeds - None

Item 15. Controls and Procedures

a) An evaluation was performed under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15 of the U.S. Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 20-F/A. Based on that evaluation, the Company's management, including the chief executive officer and chief financial officer, concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on 20-F/A to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified in the U.S. Securities and Exchange Commission rules and forms.

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

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Audit Committee is comprised of three members: Mr. Chris Mikkelsen, Mr. Patrick McChesney and Mr. Jean Charles Potvin. The Board has made the affirmative determination that all members of the Audit Committee are "independent" pursuant to the criteria outlined by AMEX and Rule 10A-3 of the U.S. Securities and Exchange Act of 1934, as amended. Mr. Mikkelsen is a CPA and shareholder in McDirmid, Mikkelsen, Secrest PS, a large local CPA practice. Mr. McChesney is a CPA and a past and present financial executive for a number of companies. Mr. Potvin is President and CEO of Tiomin Resources, Inc. a resources company based in Toronto, Canada, has an MBA-Finance and was an investment analyst at Burns Fry Ltd for 13 years. Mr. Mikkelsen serves as the "audit committee financial expert" (as defined in Item 16A to Form 20-F/A), although the Board believes that all members of the Audit Committee have sufficient knowledge and experience to satisfy the "financial sophistication" requirement of the AMEX and to serve as the Committee's "audit committee financial expert."

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

s/  Rockne J. Timm		         s/ Robert A. McGuinness
     Chief Executive Officer		    Vice President-Finance and CFO
     October 24, 2005		          October 24, 2005


Report of the Independent Accountants

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

s/PRICEWATERHOUSECOOPERS
Chartered Accountants
Vancouver, British Columbia, Canada
February 18, 2005


Comments by Auditors for United States Readers on Canada-United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the changes described in note 2 to the financial statements. Our report to the shareholders dated February 18, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in note 11, as restated, to the consolidated financial statements of the Company.


s/PRICEWATERHOUSECOOPERS
Chartered Accountants
Vancouver, British Columbia, Canada
February 18, 2005 except as to Note 11(c) which is as of October 21, 2005.


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

11.  Differences Between Canadian and U.S. GAAP:

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in Canada. The effect of the principal measurement differences between U.S. and Canadian GAAP are summarized below. The Company restated for U.S. GAAP purposes, on a retroactive basis, its accounting treatment for exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under SEC rules. We have concluded that such capitalized costs for U.S. GAAP purposes should be included in the determination of current profit and loss. The effect of the restatement for U.S. GAAP purposes was to reduce total assets and shareholders' equity for the year ended December 31, 2004, 2003 and 2002 by $41,034,321, $34,765,993, and $34,765,993 respectively and increase the net loss for the year ended December 31, 2004 by $6,268,328. The revision in accounting treatment under U.S. GAAP had no effect on the Company's primary financial statements and related notes prepared in accordance with Canadian GAAP since the Company's capitalization policy for mine development costs are in accordance with Canadian GAAP.

                                Canadian GAAP       Change            U.S. GAAP
2004                                                                   RESTATED
-------------------------------------------------------------------------------
Total assets                    $ 86,605,531   $ (37,990,343)A,C   $ 48,615,188
Total shareholders' equity        84,176,058     (37,990,343)A,C     46,185,715
Net loss                          (5,482,629)     (4,877,262)B,C    (10,359,891)
Loss per common share(1)               (0.19)          (0.16)             (0.35)
Cash flow used by operations      (3,958,098)     (6,268,328)C      (10,226,426)
Cash flow (used) provided
  by investing activities         (3,661,795)      6,268,328 C        2,606,533
===============================================================================

2003
-------------------------------------------------------------------------------
Total assets                    $ 67,030,482   $ (31,651,868)A,C   $ 35,378,614
Total shareholders' equity        65,138,471     (31,651,868)A,C     33,486,603
Net loss                          (3,707,336)     (7,704,726)B      (11,412,062)
Loss per common share(1)               (0.15)          (0.31)             (0.46)
Cash flow used by operations      (2,898,151)                        (2,898,151)
Cash flow provided
  by investing activities          2,731,267                          2,731,267
===============================================================================

2002
-------------------------------------------------------------------------------
Total assets                    $ 59,842,523   $ (34,724,809)A,C   $ 25,117,714
Total shareholders' equity        58,412,021     (34,724,809)A,C     23,687,212
Net loss                          (3,008,122)     (1,162,804)B       (4,170,926)
Loss per common share(1)               (0.13)          (0.05)             (0.18)
Cash flow used by operations      (2,244,724)                        (2,244,724)
Cash flow used
  by investing activities         (1,948,269)                        (1,948,269)
===============================================================================

For U.S. GAAP purposes, the Company accounts for stock-based employee compensation arrangements using the intrinsic value method. Had the fair value method of accounting been used under U.S. GAAP, the net loss would have been 10,959,314, 11,818,170 and 4,183,919 for the years ended December 31,
2004, 2003 and 2002, respectively.

1.     Basic and diluted

A     Under U.S. GAAP, marketable securities would be divided between held-to-maturity securities and available-for-sale securities. Those securities classified as available-for-sale would be recorded at market value and the unrealized gain or loss would be recorded as a separate component of shareholders' equity.

B     For U.S. GAAP purposes, the Company accounts for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No.25, "Accounting for Stock Issued to Employees". Under U.S. GAAP, when the exercise price of certain stock options is amended (the "Repricing "), these options are accounted for as variable compensation from the date of the effective Repricing. Under this method, following the repricing date, compensation expense is recognized when the quoted market value of the Company's common shares exceeds the amended exercise price. Should the quoted market value subsequently decrease, a recovery of a portion, or all of the previously recognized compensation expense will be recognized. For U.S. GAAP purposes, the Company will adopt SFAS 123, "Accounting for Stock Based Compensation" effective January 1, 2005. SFAS 123 requires the use of the fair value method of accounting for stock based compensation. This standard is consistent with the revised provisions of CICA 3870, which was adopted by the Company for Canadian GAAP effective January 1, 2004. For U.S.GAAP, the Company will apply the modified retrospective method of adoption included in SFAS 148 and will adjust shareholders' equity in 2005 as if the fair value based accounting method in this statement had been used to account for all employees awards granted, modified or settled in fiscal years beginning after December 14,1994. This standard is consistent with the revised provisions of CICA 3870, adopted for Canadian GAAP effective January 1, 2004.

C     Under Canadian GAAP we capitalize mine development costs after proven and probable reserves have been established. We also capitalize costs on properties where we have found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. Under US GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserves under SEC rules are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under US GAAP.

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

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Amendment No. 1 to Form 20-F/A and has duly caused and authorized this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD RESERVE INC.

By: s/Rockne J. Timm                        By: s/Robert A. McGuinness
      --------------                            ----------------------
      Rockne J. Timm, its                         Robert A. McGuinness, its
      Chief Executive Officer                     Vice  President of Finance,
      October 24, 2005                            Chief Financial Officer, and
                                                  its Principal Financial
                                                  and Accounting Officer
                                                  October 24, 2005


Exhibit 12.1 - Chief Executive Officer's Section 302 Certification

I, Rockne J. Timm, certify that:

1. I have reviewed this Amendment No. 1 to Annual Report on Form 20-F/A of Gold Reserve Inc.;

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

Date:    October 24, 2005
      s/ Rockne J Timm
         -------------
         Rockne J. Timm,
         Chief Executive Officer


Exhibit 12.2 - Chief Financial Officer's Section 302 Certification

I, Robert A. McGuinness, certify that:
1. I have reviewed this Amendment No. 1 to Annual Report on Form 20-F/A of Gold Reserve Inc.;

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


Date:   October 24, 2005
     s/ Robert A. McGuinness
        --------------------
        Robert A. McGuinness,
        Vice President-Finance & CFO


Exhibit 13.1 - Chief Executive Officer's Section 906 Certification

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amendment No. 1 to Annual Report of Gold Reserve Inc. on Form 20-F/A for the year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof, I, Rockne J. Timm, Chief Executive Officer of Gold Reserve Inc., certify to my knowledge, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

  (1)   The Annual Report on 20-F/A fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  (2) The information contained in the Annual Report on Form 20-F/A fairly presents, in all material respects, the financial condition and result of operations of Gold Reserve Inc.


s/ Rockne J. Timm
   --------------
   Rockne J. Timm
   Chief Executive Officer
   October 24, 2005


Exhibit 13.2 - Chief Financial Officer's Section 906 Certification

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amendment No. 1 to Annual Report of Gold Reserve Inc. on Form 20-F/A for the year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof, I, Robert A. McGuinness, Vice President-Finance & CFO of Gold Reserve Inc., certify to my knowledge, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

  (1)   The Annual Report on 20-F/A fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  (2) The information contained in the Annual Report on Form 20-F/A fairly presents, in all material respects, the financial condition and result of operations of Gold Reserve Inc.

s/ Robert A. McGuinness
   --------------------
   Robert A. McGuinness
   Vice President-Finance & CFO
   October 24, 2005


Exhibit 99.1 - Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No 333-110938 and No 333-110937) Gold Reserve Inc. of our report dated February 18, 2005, except as to note 11 (c ) which is as of October 21, 2005 relating to the consolidated financial statements of Gold Reserve Inc. which appears in Gold Reserve Inc.'s Annual Report on Form 20F/A for the year ended December 31, 2004.



s/ PRICEWATERHOUSECOOPERS
   ----------------------
   Chartered Accountants
   Vancouver, BC, Canada

   October 24, 2005


Exhibit 99.2 - Consent of Pincock, Allen & Holt

Pincock, Allen & Holt does hereby consent to the reference to this firm in the Annual Report on Form 20-F/A of Gold Reserve, Inc. filed with the Securities and Exchange Commission on or about October 21, 2005. We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-110938 and File No. 333-110937) of Gold Reserve Inc., the reference to this firm, which appears in this Form 20-F/A. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.



s/    PINCOCK, ALLEN & HOLT
      ---------------------
      October 19, 2005


Exhibit 99.3 - Consent of Aker Kvaerner Metals, Inc

Aker Kvaerner Metals, Inc. ("Aker Kvaerner") does hereby consent to the reference to this firm in the Annual Report on Form 20-F/A of Gold Reserve, Inc. (the "Company") filed with the Securities and Exchange Commission on or about October 21, 2005, subject in connection with any references to a certain feasibility study prepared by Aker Kvaerner for the Company to, among others, the following qualifications: (a) Aker Kvaerner's preparation of such feasibility study did not require Aker Kvaerner, and Aker Kvaerner did not so undertake, to confirm the accuracy of information and data supplied by the Company or third parties; (b) Aker Kvaerner did not in such feasibility study attest to or assume responsibility for (i) the accuracy of information and data supplied by the Company or third parties or (ii) the accuracy of any recommendations or opinion contained in the feasibility study that are based in whole or part on information and data supplied by the Company or third parties; and (c) Aker Kvaerner's recommendations and opinions contained in the feasibility study assume that unknown, unforeseeable, or unavoidable events, which may adversely affect the cost, progress, scheduling or ultimate success of the Brisas Project, will not occur. We also consent, again subject to the foregoing qualifications, to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-110938 and File No. 333-110937) of Gold Reserve Inc., the reference to this firm, which appears in this Form 20-F/A. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

s/   AKER KVAERNER METALS, INC.
     --------------------------
     October 19, 2005


Exhibit 99.4 - Consent of Vector Colorado LLC

Vector Colorado LLC does hereby consent to the reference to this firm in the Annual Report on Form 20-F/A of Gold Reserve, Inc. filed with the Securities and Exchange Commission on or about October 21, 2005. We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-110938 and File No. 333-110937) of Gold Reserve Inc., the reference to this firm, which appears in this Form 20-F/A. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.


s/   Vector Colorado LLC
     -------------------
     October 19, 2005

Exhibit 99.5 - Consent of AATA International, Inc.

AATA International, Inc. does hereby consent to the reference to this firm in the Annual Report on Form 20-F/A of Gold Reserve, Inc. filed with the Securities and Exchange Commission on or about October 21, 2005. We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-110938 and File No. 333-110937) of Gold Reserve Inc., the reference to this firm, which appears in this Form 20-F/A. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.


s/   AATA International, Inc.
     ------------------------
     October 19, 2005


Exhibit 99.6 - Consent of Neil S. Seldon & Associates Ltd.

Neil S. Seldon & Associates Ltd. does hereby consent to the reference to this firm in the Annual Report on Form 20-F/A of Gold Reserve, Inc. filed with the Securities and Exchange Commission on or about October 21, 2005. We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-110938 and File No. 333-110937) of Gold Reserve Inc., the reference to this firm, which appears in this Form 20-F/A. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.


s/   Neil S. Seldon & Associates Ltd.
     --------------------------------
     October 19, 2005


Exhibit 99.7 - SGS Lakefield Research

SGS Lakefield Research does hereby consent to the reference to this firm in the Annual Report on Form 20-F/A of Gold Reserve, Inc. filed with the Securities and Exchange Commission on or about October 21, 2005. We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-110938 and File No. 333-110937) of Gold Reserve Inc., the reference to this firm, which appears in this Form 20-F/A. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.


s/   SGS Lakefield Research
     ----------------------
     October 19, 2005


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

probable mineral reserve...

Probable (Indicated) Reserves.

OSC N.I. 43-101

The economically mineable part of an indicated mineral resource, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

SEC Industry Guide 7

Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Proterozoic... That part of the Precambrian time represented by rocks in which traces of life appear or the younger part of Precambrian time.

Proven (Measured) Reserves.

OSC N.I. 43-101

The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

SEC Industry Guide 7

Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

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