Form 20-F/A
period 2004-12-31
GOLD RESERVE INC
filed 2005-11-14
CIK 1072725

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2

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

EXPLANATORY NOTE

Gold Reserve Inc. ("Gold Reserve" or the "Company") is filing this Amendment
No. 2 to its Annual Report on Form 20-F/A for its fiscal year ended December 31, 2004 (which Annual Report was originally filed with the Securities and Exchange Commission ("SEC") on April 1, 2005) in response to comments the Company received from the Staff of the U.S. Securities and Exchange
Commission. The originally filed 2004 20-F is amended as follows:

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

s/  Rockne J. Timm		         s/ Robert A. McGuinness
     Chief Executive Officer		    Vice President-Finance and CFO
     November 10, 2005		          November 10, 2005


Report of the Independent Accountants
To the Shareholders of Gold Reserve Inc

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

Our previous report dated February 18, 2005 has been withdrawn and the financial statements have been restated as described in note 11.

s/PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia, Canada
February 18, 2005, except as to Note 11(c), which is as of October 21, 2005


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

s/PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia, Canada
February 18, 2005, except as to Note 11(c), which is as of October 21, 2005



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

The Company restated its 2002 opening retained earnings and 2004 property, plant and equipment and net loss for U.S. GAAP purposes due to a revision in its accounting treatment for exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under SEC rules. We have concluded that such capitalized costs for U.S. GAAP purposes should be included in the determination of current profit and loss. The effect of the restatement for U.S. GAAP purposes was to increase 2002 beginning retained deficit by $34,765,993 and decrease December 31, 2004 property, plant and equipment and shareholders' equity by $6,268,328. For purposes of the Canadian to U.S. GAAP reconciliation shown below total assets and shareholders' equity for the year ended December 31, 2004, 2003 and 2002 were reduced by $41,034,321, $34,765,993, and $34,765,993 respectively and the net loss for the year ended December 31, 2004 was increased by $6,268,328 as compared to the amounts previously reported. The effect of the restatement for the year ended December 31, 2004 was to increase loss per common share by approximately $0.21 per share.

The revision in accounting treatment under U.S.
GAAP had no effect on the Company's primary financial statements and related notes prepared in accordance with Canadian GAAP (other than this note 11) since the Company's capitalization policy for mine development costs are in accordance with Canadian GAAP.


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
===============================================================================

For U.S. GAAP purposes, the Company accounts for stock-based employee compensation arrangements using the intrinsic value method. Had the fair value method of accounting been used under U.S. GAAP, the net loss would have been $10,959,314, $11,818,170 and $4,183,919 for the years ended December 31,
2004, 2003 and 2002, respectively.

1. Basic and diluted
A Under U.S. GAAP, marketable securities would be divided between held-to-maturity securities and available-for-sale securities. Those securities classified as available-for-sale would be recorded at market value and the unrealized gain or loss would be recorded as a separate component of shareholders' equity. The increase in total assets and total shareholders' equity between Canadian and U.S. GAAP for the years ended December 31, 2004, 2003, and 2002 was $3,043,978, $3,114,125 and $41,184, respectively.

B For U.S. GAAP purposes, the Company accounts for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No.25, Accounting for Stock Issued to Employees. Under U.S. GAAP, when the exercise price of certain stock options is amended (the Repricing ), these options are accounted for as variable compensation from the date of the effective Repricing. Under this method, following the repricing date, compensation expense is recognized when the quoted market value of the Company's common shares exceeds the amended exercise price. Should the quoted market value subsequently decrease, a recovery of a portion, or all of the previously recognized compensation expense will be recognized. For U.S. GAAP purposes, the Company will adopt SFAS 123, Accounting for Stock Based Compensation effective January 1, 2005. SFAS 123 requires the use of the fair value method of accounting for stock based compensation. This standard is consistent with the revised provisions of CICA 3870, which was adopted by the Company for Canadian GAAP effective January 1, 2004. For U.S.GAAP, the Company will apply the modified retrospective method of adoption included in SFAS 148 and will adjust shareholders' equity in 2005 as if the fair value based accounting method in this statement had been used to account for all employees awards granted, modified or settled in fiscal years beginning after December 14,1994. This standard is consistent with the revised provisions of CICA 3870, adopted for Canadian GAAP effective January 1, 2004. The change in net loss between Canadian and U.S. GAAP for the years ended December 31, 2004, 2003, and 2002 was $1,391,066, ($7,704,726) and ($1,162,804), respectively.

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

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Amendment No. 2 to Form 20-F/A and has duly caused and authorized this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD RESERVE INC.

By: s/Rockne J. Timm                        By: s/Robert A. McGuinness
      --------------                            ----------------------
      Rockne J. Timm, its                         Robert A. McGuinness, its
      Chief Executive Officer                     Vice  President of Finance,
      November 10, 2005                            Chief Financial Officer, and
                                                  its Principal Financial
                                                  and Accounting Officer
                                                  November 10, 2005


Exhibit 12.1 - Chief Executive Officer's Section 302 Certification

I, Rockne J. Timm, certify that:

1. I have reviewed this Amendment No. 2 to Annual Report on Form 20-F/A of Gold Reserve Inc.;

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

Date:    November 10, 2005
      s/ Rockne J Timm
         -------------
         Rockne J. Timm,
         Chief Executive Officer


Exhibit 12.2 - Chief Financial Officer's Section 302 Certification

I, Robert A. McGuinness, certify that:
1. I have reviewed this Amendment No. 2 to Annual Report on Form 20-F/A of Gold Reserve Inc.;

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


Date:   November 10, 2005
     s/ Robert A. McGuinness
        --------------------
        Robert A. McGuinness,
        Vice President-Finance & CFO


Exhibit 13.1 - Chief Executive Officer's Section 906 Certification

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amendment No. 2 to Annual Report of Gold Reserve Inc. on Form 20-F/A for the year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof, I, Rockne J. Timm, Chief Executive Officer of Gold Reserve Inc., certify to my knowledge, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

  (1)   The Annual Report on 20-F/A fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  (2) The information contained in the Annual Report on Form 20-F/A fairly presents, in all material respects, the financial condition and result of operations of Gold Reserve Inc.


s/ Rockne J. Timm
   --------------
   Rockne J. Timm
   Chief Executive Officer
   November 10, 2005


Exhibit 13.2 - Chief Financial Officer's Section 906 Certification

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amendment No. 2 to Annual Report of Gold Reserve Inc. on Form 20-F/A for the year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof, I, Robert A. McGuinness, Vice President-Finance & CFO of Gold Reserve Inc., certify to my knowledge, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

  (1)   The Annual Report on 20-F/A fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  (2) The information contained in the Annual Report on Form 20-F/A fairly presents, in all material respects, the financial condition and result of operations of Gold Reserve Inc.

s/ Robert A. McGuinness
   --------------------
   Robert A. McGuinness
   Vice President-Finance & CFO
   November 10, 2005


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

   November 10, 2005


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