Form 20-F
period 2005-12-31
GOLD RESERVE INC
filed 2006-04-03
CIK 1072725

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

Commission File Number 001-31819

GOLD RESERVE INC.
(Exact name of registrant as specified in its charter)

Yukon Territory, Canada
(Jurisdiction of incorporation)

926 West Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of Brisas Project corporate and principal executive offices)

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

The total number of the registrantis shares outstanding as of December 31, 2005:
Class A common shares, no par value per share: 34,902,200 Equity Units, no par value per share: 610,745

Indicate by check mark if the registrant is a well-known seasoned issuer, as
defined in Rule 405 of the Securities Act. Yes __   No X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or
15(d) of the Securities Exchange Act of 1934. Yes __   No  X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period as the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer  __  Accelerated filer  X  Non-accelerated filer  __

Indicate by check mark which financial statement item the registrant has elected to follow. X Item 17 __ Item 18

If this is an annual report, indicate by check mark whether the registrant is
a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes __   No X

TABLE OF CONTENTS
--------------------
GENERAL INFORMATION
  Forward-Looking Statements
  Mineral Reserve Estimates
  Currency
  Glossary
  The Company
  Organizational Structure
  Corporate Reorganization
  The Brisas Project
Item 1. Identity of Directors, Senior Management and Advisors  Not Applicable
Item 2. Offer Statistics and Expected Timetable  Not Applicable
Item 3. Key Information
Selected Financial Data
Dividends
Risk Factors
Item 4. Information on the Company
History and Development of the Company
Properties
Venezuelan Mining, Environment and Other Matters Item 4A. Unresolved Staff Comments-Not Applicable
Item 5. Operating and Financial Review and Prospects
  Overview
  Operations in Venezuela
  Critical Accounting Policies and Estimates Results of Operations
  Liquidity and Capital Resources
Item 6. Directors, Senior Management and Employees Compensation of Directors and Officers
Item 7. Major Shareholders and Related Party Transactions Control of
  Registrant
  Related Party Transactions
  Interest of Insiders in Material Transactions
Item 8. Financial Information
  Legal Proceedings
  Significant Changes
Item 9. The Offer and Listing
  Offer and Listing details
Item 10. Additional Information
  Memorandum and Articles of Association
  Material contracts
  Exchange Controls and Other Limitations Affecting Security Holders Taxation
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Item 12. Description of Securities Other Than Equity Securities - Not applicable
PART II
Item 13. Defaults, Dividends Arrearages and Delinquencies - None
Item 14. Material Modifications to Rights of Security Holders and Use of Proceeds - None
Item 15. Controls and Procedures
Item 16. Reserved
Item 16A. Audit Committee Financial Expert
Item 16B. Code of Ethics
Item 16C. Principal Accountant Fees and Services
Item 16D. Exemptions From the Listing Standards for Audit Committees
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
PART III
Item 17. Financial Statements
  Index to Consolidated Financial Statements Management's Report
  AUDITORS Report
Item 18. Financial Statements Not Applicable
Item 19. Exhibits
  Signatures
Exhibit 12.1 Chief Executive Officers Section 302 Certification
Exhibit 12.2 Chief Financial Officer's Section 302 Certification
Exhibit 13.1 Chief Executive Officer's Section 906 Certification
Exhibit 13.2 Chief Financial Officer's Section 906 Certification
Exhibit 99.1 Consent of Independent Accountants
Exhibit 99.2 Consent of Pincock, Allen & Holt
Exhibit 99.3  Consent of SNC-Lavalin Engineers & Constructors, Inc.

PART I
GENERAL INFORMATION
--------------------
Forward-Looking Statements

The information presented or incorporated by reference in this Annual Report on Form 20-F including Operating and Financial Review and Prospects in Item 5, contains both historical information and forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forwardlooking statements. See - Item 3. Key Information - Risk Factors.

The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

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

Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or at the Company's website, www.goldreserveinc.com. Additionally, you can request a copy of any of these filings directly from the Company.

Mineral Reserve Estimates
-------------------------
With the completion of the Brisas Project Bankable Feasibility Study in early 2005 described below, the Brisas Project is an advanced development-stage project. The mineral reserves contained herein have been calculated in accordance with CSA National Instrument 43-101, as required by Canadian Securities Regulatory authorities. We believe that the calculation of such mineral reserves is substantially the same as those under the U.S. Securities and Exchange Commission Industry Guide 7. However, we advise U.S. investors that definitions contained in National Instrument 43-101 differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.

Currency
---------
All currency is in U.S. Dollars unless otherwise noted.

Glossary
---------
Certain technical terms used herein are defined in the glossary at the end of this Annual Report.

The Company
-----------
Gold Reserve Inc. (the "Company") is a mining company incorporated in 1998 under the laws of the Yukon Territory, Canada. Gold Reserve Inc's. registered agent is Austring, Fendrick, Fairman & Parkkari, The Drury Building, 3801 Third Avenue, Whitehorse, Yukon, Y1A 4Z7. Telephone and fax numbers for the Company's registered office are 867.668.4405 and 867.668.3710, respectively. The Company's Brisas Project corporate administrative office is located at 926 West Sprague Avenue, Suite 200, Spokane, WA 99201, U.S.A. and its Venezuelan administrative and technical offices are located in Caracas and Puerto Ordaz, Venezuela. Telephone and fax numbers for the Company's administrative office are 509.623.1500 and 509.623.1634, respectively. The Company also maintains technical staff in Toronto, Canada and Denver, Colorado.

Organizational Structure
------------------------
Except as otherwise indicated herein, the terms "we," "us," "our," and the "Company" throughout this report refer primarily to Gold Reserve Inc., Gold Reserve Corporation, Gold Reserve de Barbados Ltd. (domiciled in Canada, the U.S. and Barbados, respectively), Gold Reserve de Venezuela, C.A. ("GLDRV"), Compania Aurifera Brisas del Cuyuni, C.A. ("BRISAS") (both domiciled in Venezuela), and Great Basin Energies, Inc. ("Great Basin") and MGC Ventures Inc. ("MGC Ventures") (both domiciled in the U.S.), which have no current business activities. All of the consolidated companies noted above are wholly owned except for Great Basin and MGC Ventures, which are approximately 47% owned.

Corporate Reorganization
------------------------
In February 1999, the shareholders of Gold Reserve Corporation approved a plan of reorganization whereby Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer (the "Reorganization"). Generally, each shareholder of Gold Reserve Corporation received one Gold Reserve Inc. Class A common share for each common share owned of Gold Reserve Corporation, continuing to own an interest in the business that in aggregate was essentially the same as before the Reorganization. Certain U.S. Shareholders, for tax reasons, received equity units in lieu of Gold Reserve Inc. Class A common shares. An equity unit is comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share. The equity units are substantially equivalent to a Class A common share and are immediately convertible into Gold Reserve Inc. Class A common shares upon compliance with certain procedures. Equity units are not listed for trading on any stock exchange, but, subject to compliance with applicable federal, provincial and state securities laws, may be transferred. Unless otherwise noted, general references to common shares of the Company include Class A common shares and Class B common shares as a combined group.

The Brisas Project
------------------
Our primary mining asset, the Brisas Project, is a gold/copper deposit located in the Km 88 mining district of the State of Bolivar in southeastern Venezuela. Approximately $100 million has been expended (includes costs capitalized and costs expensed in the period incurred) on the Brisas Project since its acquisition in 1992. In 2005, the Company, with the assistance of a number of independent consultants, completed a Bankable Feasibility Study for the Brisas Project. Based on the positive conclusions contained in the Bankable Feasibility Study, the Board of Directors approved proceeding with the financing and construction of the mine.

The Brisas Project consists of the following: a 500-hectare land parcel consisting of the Brisas alluvial concession and the Brisas hardrock concession beneath the alluvial concession (the "Brisas concessions"). Together these concessions contain substantially all of the mineralization identified in the Brisas Bankable Feasibility Study. The Brisas Project also includes a number of other existing or pending applications for concessions, alfarjetas, Corporacion Venezolana de Guayana ("CVG") work contracts, land use permits and easements, adjacent to or near the Brisas concessions totaling another 13,000 hectares. These additional land parcels comprise the bulk of the land required for the mining and milling facility and related infrastructure contemplated in the Brisas Bankable Feasibility Study and failure to obtain one or more of these properties could have a material adverse affect on the Company. See "- Item 4. Information on the Company -Properties -Brisas Project."

Item 1. Identity of Directors, Senior Management and Advisors - Not Applicable
Item 2. Offer Statistics and Expected Timetable - Not Applicable

Item 3. Key Information

Selected Financial Data
-----------------------
The selected financial data set forth below are derived from the Company's audited financial statements and should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing in
Item 17 and Operating and Financial Review and Prospects in Item 5. The following selected financial data have been prepared in U.S. Dollars on the basis of accounting principles generally accepted in Canada.

                          2005          2004       2003        2002       2001
------------------------------------------------------------------------------
(in thousands of U.S. Dollars, except share and per share amounts)

Other income             $1,403        $900        $770        $703      $1,200
Net loss                 (9,027)     (5,483)     (3,707)     (3,008)       (851)
Loss per common
share (1)                 (0.26)      (0.19)      (0.15)      (0.13)      (0.04)
Total assets(2)          81,955      86,606      67,030      59,843      62,553
Net Assets -
 Shareholders' equity(3) 79,638      84,176      65,138      58,412      61,169
Capital stock           140,512     136,908     112,971     102,498     102,266
Common shares:(4)
Issued               35,196,287  33,715,795  27,750,258  22,996,158  22,655,122
Outstanding          34,902,200  33,421,708  27,456,171  22,702,071  21,361,035
Equity Units: (4)
Issued                1,110,020   1,157,397   1,237,880   1,289,980   1,313,016
Outstanding             610,745     658,122     738,605     790,705     813,741

1.  Basic and diluted.
2. Total assets prepared in accordance with accounting principles generally accepted in the U.S. at December 31, 2005, 2004, 2003, 2002, and
2001 were $45,033, $48,615, $35,379, $25,118, and $27,947, respectively. See
Note 11 to the Company's consolidated financial statements, "Differences between Canadian and U.S. GAAP."
3. Total shareholders' equity prepared in accordance with accounting principles generally accepted in the U.S. at December 31, 2005, 2004, 2003, 2002, and 2001 was $42,716, $46,186, $33,487, $23,687, and $26,563, respectively. See Note 11 to the Company's consolidated financial statements, "Differences between Canadian and U.S. GAAP."
4. Great Basin Energies Inc. and MGC Ventures Inc. are both a part of the consolidated financial statements of the Company and own shares of the Company. As a result, the Company has an indirect investment in itself. The shares and equity units held by these entities represent the difference between issued and outstanding shares.

Dividends
---------
We have not declared cash or share dividends since 1984 and have no present plans to pay any cash or share dividends. We may declare cash or share dividends in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividends.

Risk Factors
------------
Our mining assets are concentrated in a foreign country and, as a result, our operations are subject to inherent local risks.

Our exploration and development activities in foreign countries are affected by certain factors including those listed below, which are beyond our control, any one of which could have a material adverse affect on our financial position and results of operations.

Political and Economic Environment
----------------------------------
Our foreign operations, are subject to political and economic risks, including:

The effects of local political, labor and economic developments, instability and unrest;

Significant or abrupt changes in the applicable regulatory or legal climate; Corruption, requests improper for payments or other actions that may violate Canadian and U.S. foreign corrupt practices acts, uncertain legal enforcement and physical security;
Invalidation or rescission of governmental orders, permits, agreements or property rights;
Exchange controls and export or sale restrictions;
Currency fluctuations and repatriation restrictions;
Disadvantages of competing against companies from countries that are not subject to Canadian and U.S. laws and regulations;
Laws or policies of foreign countries and Canada affecting trade, investment and taxation.

Certain permits are required prior to obtaining financing and beginning construction on the Brisas property.
-----------------------------------------------------------------------------
The Company is dependent on Venezuelan regulatory authorities to issue the Company certain key permits relating to the Brisas Project prior to obtaining sufficient financing and beginning construction on, and operating, the Brisas property. Most importantly, the Company must obtain the Administrative Authorization to Affect Natural Resources for Construction of Infrastructure and Exploitation of Alluvial and Vein Deposits of Gold and Copper from the Ministry of the Environment and Natural Resources (the "MARN"), which is typically issued subsequent to a company obtaining approval of its operating plan by the Ministry of Basic Industries and Mines ("MIBAM").

The Company's original operating plan was approved by the Ministry of Energy and Mines ("MEM") (now MIBAM) in 2003. Since approval of the original operating plan, the Company has submitted to MIBAM a number of modifications to the plan in order to minimize impact to the environment and optimize economics of the Brisas Project, including an increase in milling capacity up to 70,000 tons per day and relocation of certain surface facilities and infrastructure.

Management can give no assurance that the issuance of items the Company still requires for proceeding with the Brisas Project will not be delayed or withheld, or any existing rights or approvals already issued or granted to the Company for its operations in Venezuela will not be rescinded, or otherwise challenged. The reasons for any such action could relate to a number of factors noted herein, which are mostly outside of the Company's control or in response to the Company's lawful actions. As a result, management is unable to provide any assurance as to if and when the remaining required Venezuelan permits will be issued to the Company. Failure to obtain any of these required permits will result in the Company not being able to construct and operate the Brisas Project, which will result in a material adverse affect on the Company's operations and investments in Venezuela and continued operating losses. See "-Item 4. Information on the Company -Properties -Brisas Project."

Government Review of Contracts and Concessions for Compliance
-----------------------------------------------------------------------------
In early 2005, Venezuela's Minister of MIBAM, Victor Alvarez, announced that Venezuela would review all foreign investments in non-oil basic industries, including gold projects. In September 2005, Venezuelan President Hugo Chavez announced that the Venezuelan government planned to revoke gold and diamond concessions and/or contracts and also that he planned to create a new state mining company as part of an effort to increase government control over the sector. President Chavez did not specify which concessions and/or contracts would be revoked, but later Minister Alvarez said inactive and out of compliance mines would be handed over to small mining cooperatives supported by the government through a new government-mining corporation. The date for the completion of the review and the announcement of the results of this review has been deferred several times and it is unclear when such announcement will take place or whether the final policy when announced will be consistent with prior public statements. We believe all of our properties are in compliance with applicable regulations, including our required and voluntary commitments to various social, cultural and environmental programs in the immediate and surrounding areas near Brisas. However, due to the uncertainty regarding the creation of the new state mining company and expected changes in the mining law, the we cannot provide any assurance that the creation of a state mining company will not adversely affect its ability to develop and operate its Venezuelan properties.

Currency and Exchange Controls
-----------------------------------------------------------------------------
In 2003, the Central Bank of Venezuela enacted exchange control regulations as a measure to protect international reserves. The exchange rate was fixed at approximately 1,600 Bolivars per one U.S. Dollar until February 2004 when it was adjusted to 1,920 Bolivars per one U.S. Dollar. In March 2005, the exchange rate was increased to approximately 2,150 Bolivars per one U.S. Dollar, which is unchanged as of the date of this report. In February 2005, the Venezuelan government announced new regulations concerning exports from Venezuela, which required, effective April 1, 2005, all goods and services to be invoiced in the currency of the country of destination or in U.S. Dollars. To date these regulations have not adversely affected our operations as the Company primarily transfers funds into Venezuela for its operations. However, this will change in the future to the extent that the Company begins production and exports gold from Venezuela and we are unable to predict the future impact, if any, at this time. Future fluctuations of the Venezuelan Bolivar against the U.S. Dollar and exchange controls could negatively impact the Company's financial condition.

Small Miners
-----------------------------------------------------------------------------
A significant number of unauthorized small miners have occupied various properties near the Brisas Project. However, there are no unauthorized small miners currently located on the Brisas Project. The methods used by the small miners to extract gold from surface material are typically environmentally unsound and in general their presence can be disruptive to the rational development of a mining project such as Brisas. The Company maintains security guards and has implemented other procedures to mitigate the risk that the small miners might try to occupy the Brisas Project, although management can give no assurances that such activities will not occur in the future.

Imataca Forest Reserve
-----------------------------------------------------------------------------
The Brisas Project is located within the boundaries of the Imataca Forest Reserve (the "Imataca") in an area presently approved by Presidential Decree for mining activities. On September 22, 2004, after public consultation, Presidential Decree 3110 was published in the Official Gazette identifying approximately 13% of the Imataca in the State of Bolivar to be used for various activities, including mining. Decree 3110 was issued in response to:
1) legal challenges to prior Presidential Decree 1850 published in the Official Gazette on May 28, 1997 which opened an even larger part of the Imataca to mining and other activities, and 2) to a Venezuelan Supreme Court prohibition issued on November 11, 1997 that prohibited MEM (now MIBAM) from granting concessions, authorizations and any other acts relating to mining activities, exploration, exploitation and infrastructure in the Imataca pertaining to Decree 1850 until the Court rules on the merits of the nullity action.

We have been advised by Venezuelan counsel that the legal proceeding before the Venezuelan Supreme Court became moot upon the issuance of Decree 3110. Since the issuance of Decree 3110, MIBAM and its predecessor MEM have, on a selective basis, issued concessions, authorizations and other acts relating to mining activities, exploration, exploitation and infrastructure in the Imataca. However, the pending legal proceeding has not been formally concluded in the Court and therefore management can give no assurances that MIBAM and MARN's willingness to issue the required permits to construct and operate the Brisas Project will not be adversely affected in the future by this pending legal proceeding.

Venezuelan environmental laws and regulations
-----------------------------------------------------------------------------
Venezuela maintains environmental laws and regulations for the mining industry that impose specific obligations on companies doing business in the country. The MARN, which administers Venezuelan environmental laws and regulations, proscribes certain mining recovery methods deemed harmful to the environment and monitors mining activities to ensure compliance. Venezuela's environmental legislation provides for the submission and approval of environmental impact statements for certain operations and provides for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas which could result in environmental pollution. Insurance covering losses or obligations related to environmental liabilities is not maintained and will only be maintained in the future if available on a cost-effective basis. Although we have adopted a high standard of environmental compliance, failure to comply with or unanticipated changes in such laws and regulations in the future could have a material adverse impact on the Company.

Challenges to mineral property titles or contract rights
-----------------------------------------------------------------------------
Acquisition of title or contract rights to mineral properties is a very detailed and time-consuming process under Venezuelan law. Mining properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers can often be complex. The Company believes it has necessary title and/or rights to all of the properties for which it holds concessions or other contracts and leases. However, the Company does not know whether someone will challenge or impugn title or contract rights to such properties in the future or whether such challenges will be by third parties or a government agency.

In addition to the Brisas alluvial and hardrock concessions, management has also applied to the appropriate government agencies for various concessions, alfarjetas, land use permits and easements allowing the use of certain land parcels contiguous to and nearby the Brisas Project for infrastructure needs. Although these applications for infrastructure needs were contained in an operating plan that has already been approved by the appropriate regulatory agencies, management can give no assurances when such applications will be issued, if ever. From 1992 to late 1994 the Company was involved in a lawsuit relating to ownership of the Brisas Project. The Company successfully defended its ownership rights in the Venezuelan courts and subsequently settled the lawsuit for a substantial sum. A claim that the Company does not have title or contract rights to a property could have an adverse impact on the Company's business in the short-term and a successful claim or the failure of the Venezuelan government to approve the required permits could have a material adverse impact on the future results of the Company.

Compliance with other laws and regulations
-----------------------------------------------------------------------------
In addition to protection of the environment, the Company's activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. Obtaining the necessary permits is critical to our business. Obtaining and maintaining permits can be a complex, time consuming process and as a result the Company cannot assess whether necessary permits will be obtained or maintained on acceptable terms, in a timely manner or at all. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of our operations or material fines, penalties or other liabilities.

Obtaining funding for project planning, construction and development and related operating activities is essential to the Company's future plans.
-----------------------------------------------------------------------------
The Board of Directors approved a plan to proceed with financing and, if successful, construction of the Brisas Project based on the results of the bankable feasibility study completed in early 2005. The feasibility study contemplates an initial capital investment to place the Brisas Project into production of approximately $552 million excluding value added taxes and import duties which could total as much as $50 million. Although management is in the process of preparing applications for tax exonerations or payment holidays for certain taxes including value added tax and import duty tax on the initial capital costs, which are provided by law, there can be no assurances that such exonerations will be obtained, the primary result of which would be to increase initial capital. The timing and extent of funding such investment depends on a number of important factors, including the receipt of required permits, actual timetable of our development plan, the price of gold and copper, results of our efforts to obtain financing, the political and economic conditions in Venezuela, the ultimate capital costs of the project including our ability to obtain tax exonerations or payment holidays and our share price. See "-Our mining assets are concentrated in a foreign country and, as a result, our operations are subject to inherent local risks."

As of March 28 2006, the Company had approximately $22 million in cash and investments. We currently do not generate revenue from operations and have historically financed operating activities primarily from the sale of common shares or other equity securities. In the near-term, management believes that cash and investment balances are sufficient to enable the Company to fund its pre-construction activities through 2007 (excluding any substantial Brisas Project construction activities). These pre-construction activities are expected to consist of detailed project engineering, development and implementation of project related contracts such as engineering, procurement and construction management, port facilities, concentrate sales contracts, electricity and fuel supply contracts, and a number of other agreements related to the construction and operation of the Brisas Project, obtaining the required permits and identifying suitable funding sources.

Management provides no assurances that it will be able to obtain the substantial additional financing that will be needed to construct the Brisas Project. Failure to raise the required funds will mean the Company is unable to construct and operate the Brisas Project, which would have a material adverse effect on the Company.

Risks arising from the bankable feasibility study and construction of the Brisas Project.
-----------------------------------------------------------------------------
The Brisas Bankable Feasibility Study was completed to determine the economic viability of the Brisas mineralized deposit. Many factors are involved in the determination of the economic viability of mining a mineralized deposit, including the delineation of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates, construction, operation, permit and environmental requirements, and the estimate of future gold prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions and anticipated environmental and regulatory compliance costs.

While the Company is satisfied with the bankable feasibility study, each of these factors involves uncertainties and the making of assumptions and, as a result, the Company cannot give any assurance that the overall feasibility study will prove accurate in preparation, construction and development of the Brisas Project or that any key finding or underlying assumption will not prove to be inaccurate, including changes in costs as a result of the passage of time between the completion of the bankable feasibility study and the date construction commences. It is not unusual in new mining operations to experience unexpected problems during development. As a result, the actual cost and time of placing the Brisas Project into production could differ significantly from estimates contained in the bankable feasibility study. Likewise, if and after the Brisas Project is developed, actual operating results may differ from those anticipated in the feasibility study.

Future results depend on the Brisas Project.
-----------------------------------------------------------------------------
The Company is dependent on the Brisas Project, which is a development stage project and which may never be developed into a commercially viable ore body. Any adverse event affecting this property, or our ability to finance and/or construct and operate this property, would have a material adverse impact on the future results of the Company.

Our mineral resource and reserve estimates may vary from estimates in the future.
-----------------------------------------------------------------------------
The mineral resource and reserve estimates have been calculated in accordance with CSA National Instrument 43-101, as required by Canadian Securities regulatory authorities.

This report uses the terms "measured," "indicated" and "inferred" resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. We believe that the calculation of mineral reserves based on Canadian regulations is substantially the same as it is under the U.S. Securities and Exchange Commission Industry Guide 7. However, we advise U.S. investors that definitions contained in National Instrument 43-101differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7. U.S. investors are cautioned not to assume that mineralization ("mineral resource") not already categorized as mineral reserves will ever be converted into reserves in the future.

As part of the completion of the bankable feasibility study, the Company's methods and procedures for gathering geological, geotechnical, and assaying information were evaluated by independent consultants who concluded, along with management, that the Company's methods and procedures met generally accepted industry standards for a bankable feasibility level of study. Notwithstanding the conclusions of management and its qualified consultants, mineral reserve estimation is an interpretive process based on drilling results and experience as well as estimates of mineralization characteristics and mining dilution, metal prices, costs of mining and processing, capital expenditures and many other factors. Grades of mineralization processed at any time may also vary from mineral reserve estimates due to geologic variations within areas mined. Actual quality and characteristics of deposits cannot be fully assessed until mineralization is actually mined and, as a result, mineral reserves change over time to reflect actual experience.

Risks inherent in the mining industry could have a significant impact on the Company's future operations.
-----------------------------------------------------------------------------
Gold and copper projects are subject to all of the risks inherent in the mining industry, including environmental hazards, industrial accidents, fires, labor disputes, legal regulations or restrictions, unusual or unexpected geologic formations, cave-ins, flooding, and periodic interruptions due to inclement weather. These risks could result in damage to, or destruction of, mineral properties and production facilities, personal injury, environmental damage, delays, monetary losses and legal liability. Insurance covering such catastrophic liabilities is not maintained and will only be maintained in the future if available on a cost-effective basis.

Operating losses are expected to continue until we construct or acquire an operating mine.
-----------------------------------------------------------------------------
We have experienced losses from operations for each of the last five years and expect this trend to continue until the Brisas Project is operational as the result of, among other factors, expenditures associated with the corporate activities on the Brisas Project, as well as other unrelated non-property expenses, which are recorded in the consolidated statement of operations. Such losses may increase in the short-term if we obtain additional financing and subsequently begin construction of the Brisas Project. This trend is expected to reverse if and when gold and copper are produced at the Brisas Project in commercial quantities at a prices equal to or in excess of the prices assumed in the feasibility study. However, management can give no assurances that this trend will be reversed in the future, as a result of the operation of the Brisas Project or if we acquire a profitable operating mine.

The Company may incur costs in connection with future reclamation activities that may have a material adverse effect on the Company's earnings and financial condition.
-----------------------------------------------------------------------------
The Company is required to obtain government approval of its plan to reclaim the Brisas Project after the minerals have been mined from the site. The Brisas Project reclamation plan has already been incorporated into the environmental studies submitted to MARN. Reclaiming the Brisas Project will take place during and after the active life of the mine. In accordance with applicable laws, bonds or other forms of financial assurances have been and will be provided by the Company for the reclamation of the mine. The Company may incur costs in connection with these reclamation activities in excess of such bonds or other financial assurances, which costs may have a material adverse effect on the Company's earnings and financial condition. The Company expects to established a reserve for future site closure and mine reclamation costs based on the estimated costs to comply with existing reclamation standards. There can be no assurance that the Company's reclamation and closure accruals will be sufficient or that the Company will have sufficient financial resources to fund such reclamation and closure costs in the future.

The volatility of the price of gold and copper could have a negative impact upon our current and future operations.
-----------------------------------------------------------------------------
The price of gold and copper has a significant influence on the market price of our common shares and our business activities. Fluctuation in gold and copper prices directly affects, among other things, the overall economic viability of the project, our ability to obtain sufficient financing required to construct the Brisas Project, including the terms of any such financing, and the calculation of reserve estimates. The price of gold is affected by numerous factors beyond our control, such as the level of inflation, fluctuation of the United States Dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. Copper prices also fluctuate and are generally affected by global and regional demand and existing inventories. As of March 28, 2006, the closing price for gold and copper was: Gold: $568 per ounce, copper: $2.40 per pound. The following table sets forth the average of the daily closing price for gold and copper for the periods indicated as reported by the London Metal
Exchange:

YEAR ENDED DECEMBER 31,
               5 Yr. Avg.   2005   2004   2003   2002   2001
-----------------------------------------------------------------------------
Gold ($
per ounce)        $360    $445    $410    $363   $310   $271
Copper
($ per pound)   $1.04    $1.67   $1.37   $0.81  $0.71  $0.72


Possible Dilution to Present and Prospective Shareholders
-----------------------------------------------------------------------------
In order to finance the future construction of the Brisas Project, the Company will be required to raise funds through the issuance of common shares, the issuance of debt instruments convertible into common shares or other instruments, such as warrants. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly of a substantial nature, to present and prospective holders of shares.

The market price of our common shares may experience volatility.
-----------------------------------------------------------------------------
Our Class A common shares and the November 4, 2004 Class A common share purchase warrants are listed on the Toronto Stock Exchange (TSX). Our Class A common shares are listed on the American Stock Exchange (AMEX). Our securities and securities of similar companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include economic and political developments in North America, Venezuela and generally worldwide and overall market perceptions of the attractiveness of particular industries. Our share price is also likely to be affected by short-term changes in gold and copper prices, our financial condition or results of operations as reflected in our publicly filed reports, and the dilutive effect of the sale of significantly more common shares in order to finance the Company's activities.

Other factors unrelated to our performance that may have an effect on the price of our Class A common shares and warrants include the extent, if any, of analytical coverage of our business by investment banks' research departments, lower trading volume relative to our peers as a result of a lesser number of shares outstanding and general market interest or limited public float in our securities, as well as new regulatory rules. As a result of any of these factors, we believe the market price of our Class A common shares and warrants at any given point in time may not accurately reflect our long-term value.

Future hedging activities could negatively impact future operating results.
-----------------------------------------------------------------------------
The Company has not entered into forward contracts or other derivative instruments to sell gold or copper that it might produce in the future. Although the Company has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. The Company may enter into option contracts for gold and copper to mitigate the effects of such hedging.

Changes in critical accounting estimates could adversely affect the financial results of the Company.
-----------------------------------------------------------------------------
The Company's most significant accounting estimate relates to the carrying value of its Brisas Project, which is more fully discussed in our annual financial statements and related footnotes. Management regularly reviews the net carrying value of its mineral properties. Estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may effect the recoverability of mineral property costs. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered. Although management has made its best estimate of these factors as it relates its mineral properties, it is possible that changes could occur in the near-term, which could adversely affect the future net cash flows to be generated from the properties.

Material weaknesses relating to our internal controls over financial reporting could adversely affect our financial results or condition and share price.
-----------------------------------------------------------------------------
The Company must, for its fiscal year ending December 31, 2006, begin to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), which among other things requires the Company's external auditors to issue an opinion on the adequacy of management's assessment and their own assessment of the effectiveness of internal controls over financial reporting. Management believes that there are no reportable material weaknesses in the Company's internal controls as defined by Section 404 of Sarbanes-Oxley as of the date of this report. However, there can be no assurance that material weaknesses regarding our internal controls will not be discovered in the future, which could result in costs to remediate such controls or inaccuracies in our financial statements. A material weakness in controls over financial reporting may result in increased difficulty or expense in transactions such as financings, or a risk of adverse reaction by the market generally that would result in a decrease of our stock price.

U.S. Internal Revenue Service designation as a "passive foreign investment company" may result in adverse U.S. tax consequences to U.S. shareholders.
-----------------------------------------------------------------------------
Because the Company is a Canadian corporation and more than 75% of its consolidated gross income is classified as passive income, the U.S. Internal Revenue Service considers it a passive foreign investment company under
Section 1297(a) of the U.S. Internal Revenue Code ("PFIC") for taxable year ended December 31, 2005. Classification as a PFIC may result in adverse U.S. tax consequences to U.S. shareholders. See "- Item 10. Additional Information -U.S. Federal Income Tax Consequences."

Acquiring and retaining key personnel in the future could have a significant impact on future operating results.
-----------------------------------------------------------------------------
We are and will be dependent upon the abilities and continued participation of key management personnel, as well as the significant number of new personnel that will be necessary to manage any construction and operations of the Brisas Project. If the services of our key employees were lost or we are unable to obtain the new personnel necessary to construct, manage and operate the Brisas Project, it could have a material adverse effect on future operations.

Management of Growth
-----------------------------------------------------------------------------
Management anticipates that if and when it constructs the Brisas Project and puts it into production, the Company will experience significant growth in its operations resulting in increased demands on its management, internal controls and operating and financial systems. There can be no assurance that management will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth. The failure to manage growth effectively could have a material adverse impact on the Company's business, financial condition and results of operations.

Item 4. Information on the Company
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

History and Development of the Company
-----------------------------------------------------------------------------
The Company is engaged in the business of exploration and development of mining projects and is presently focused primarily on its most significant asset, the Brisas Project, and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela. The Company has no commercial production at this time.

Primary Mining Asset
-----------------------------------------------------------------------------
Brisas Project

Our primary mining asset, the Brisas Project, is a gold/copper deposit located in the Km 88 mining district of the State of Bolivar in southeastern Venezuela. Approximately $100 million has been expended (includes costs capitalized and costs expensed in the period incurred) on the Brisas Project since its acquisition in 1992. In 2005, the Company, with the assistance of a number of independent consultants, completed a bankable feasibility study for the Brisas Project. Based on the positive conclusions contained in the bankable feasibility study, the Board of Directors approved proceeding with the financing and construction of the mine. See-"PROPERTIES-Brisas Project" for a detailed discussion of the Brisas Project.

Choco 5 Property

The Choco 5 property, is a grass-roots gold exploration property located in the El Callao mining district in the State of Bolivar, southeastern Venezuela. Since acquiring the property in 2000, the Company has invested approximately $600,000 on acquisition and exploration costs and expects to expend up to $750,000 on further exploration in 2006. See "PROPERTIES-Choco 5 Property" for a detailed discussion of the Choco 5 project.

Financial Position
-----------------------------------------------------------------------------
As of March 30, 2006, the Company held approximately $22 million in cash and investments. The Company requires substantial additional funding in order to finance the construction of the Brisas Project. To assist with financing management engaged Endeavour Financial Corporation ("Endeavour") to provide general corporate financial advice with respect to its corporate development and obtain the required financing for the Brisas Project. With Endeavor's assistance, we have evaluated a number of financing options during 2005 and are continuing our efforts during the first half of 2006 in anticipation of receiving the required permits to allow us to proceed with the construction of the Brisas Project. At this time, although we have received indications of interest and several initial debt funding proposals, we have no firm commitments to proceed with financing the Brisas Project.

Properties
-----------------------------------------------------------------------------
Brisas Project

Location

The Brisas Project is located in the Km 88 mining district in the State of Bolivar in southeastern Venezuela approximately 373 kilometers (229 miles), by paved highway, southeast of Puerto Ordaz. The project, accessible by an all-weather road, is 5 kilometers west of the Km 88 marker on Highway 10, occupies an area of approximately 11,000 hectares.

Existing or Pending Concessions and Contracts and Applications for additional Mining Rights and/or Land Use
-----------------------------------------------------------------------------
The Brisas Project consists of the following: a 500-hectare land parcel consisting of the Brisas alluvial concession and the Brisas hardrock concession beneath the alluvial concession (the "Brisas concessions"). Together these concessions contain substantially all of the mineralization identified in the Brisas Bankable Feasibility Study. The Brisas Project also includes a number of other existing or pending applications for concessions, alfarjetas, CVG work contracts, land use permits and easements adjacent to or near the Brisas concessions totaling another 13,000 hectares.

Generally a concession represents a privilege, license or mining title granted by MIBAM or its predecessor MEM, pursuant to Venezuelan mining law, to explore and, if warranted, produce minerals from a specified property. An alfarjeta is a right similar to a concession except that the area of the land parcel is insufficient in size to be designated a concession. A CVG work contract is similar to rights granted pursuant to a concession, however, contract law governs such rights. In 2003 CVG's authority to grant new mining contracts was eliminated. Land use permits and easements are generally the right to temporarily occupy or expropriate land required for mining activities.

The Brisas alluvial concession is for the exploitation of alluvial gold granted by MEM, the predecessor to the MIBAM, through a title published in the Official Gazette of the Republic of Venezuela No. 33,728 on April 4, 1988. In September 2000, the Company also made application to MEM for the copper and silver mineralization contained within the area of this concession. The Brisas hardrock concession (which is beneath the Brisas alluvial concession) is for the exploitation of vein gold, copper and molybdenum and was granted by MEM through a title published in the Official Gazette of the Republic of Venezuela No. 36,405 on March 3, 1998. The Brisas hardrock concession is the main ore-body, comprising substantially all of the gold and copper mineralization contained within the properties.

The Company's original Brisas Project operating plan was approved by MIBAM in 2003 and, since that approval, the Company has submitted to MIBAM a number of modifications in order to minimize impact to the environment and optimize economics of the Brisas Project, including an increase in milling capacity up to 70,000 tons per day and relocation of certain surface facilities and infrastructure. Contained within the approved operating plan are a number of existing or pending applications for concessions, alfarjetas, CVG work contracts, land use permits and easements, adjacent to or near the Brisas concessions. These additional land parcels comprise the bulk of the land required for the mining and milling facility and related infrastructure contemplated in the Brisas Bankable Feasibility Study. A number of these parcels are integral to our current operating plan and others may be necessary for future needs. Failure to obtain rights to one or more of these land parcels could have a material adverse affect on the Company.

The 1999 Mining Law contemplated the conversion of the CVG Work Contracts into mining concessions and based on those provisions, the Company applied to MIBAM in a timely manner for conversion of the CVG contracts noted above. MIBAM previously indicated that it would act on these conversion applications, however the government has recently announced its intention to organize a state-owned mining company and no longer issue any concessions. If this occurs it will likely impact the conversion process embodied in the current law as well as the issuance of the Company's existing applications for concessions nearby the Brisas concessions. As a possible alternative, the Company has recommended to MIBAM that instead of converting the CVG work contracts into concessions some form of land use permits or easements would be more appropriate as our objective is to use these properties that are contiguous and adjacent to the Brisas concessions primarily for infrastructure needs and not for mineral exploitation.

In addition to pending land use issues related to project infrastructure needs, the Company has number of permits relating to the Brisas Project pending before MIBAM, MARN and other regulatory or government agencies which are required to be issued prior to the Company obtaining sufficient financing and beginning construction on, and operating, the Brisas property. Most importantly, the Company must obtain the Administrative Authorization to Affect Natural Resources for Construction of Infrastructure and Exploitation of Alluvial and Vein Deposits of Gold and Copper from MARN, which is issued in part based on MIBAM's approval of the project operating plan as well as the Company's Venezuelan Environmental and Social Impact Assessment (V-ESIA) which was submitted in August 2005.

Tenure
-----------------------------------------------------------------------------
The Brisas alluvial concession was acquired through the acquisition of BRISAS. The Brisas hardrock concession was granted to BRISAS in March 1998. Both concessions were granted by MEM (now MIBAM) pursuant to the 1945 mining law.

The Brisas alluvial concession is an exploitation concession with a term of 20 years, two renewal periods of 10 years each at the discretion of MIBAM, and a 3% tax on gold sales. In prior years the Brisas alluvial mineralization was substantially mined out. The remaining mineralization is low-grade and uneconomic on a stand-alone basis. When this mineralization is combined with the Brisas hardrock mineralization it represents approximately 3% of the total Brisas Project mineralization and becomes economic due to economies of scale. The Brisas alluvial concession provides MIBAM or its designee the right (referred to as a "special advantage" to the Republic of Venezuela) to acquire 20% of the company organized by the alluvial concession holder to perform extraction activities within the concession. Venezuelan counsel has advised us that to the best of their knowledge MIBAM has never enforced such provisions contained in similar concessions. For this reason, it is unclear how the value of the twenty percent (20%) of the alluvial concession would be determined, in the event MIBAM chose to exercise such right pursuant to the concession.

The Brisas hardrock concession is an exploitation concession with a term of 20 years and two renewal periods of 10 years each, at the discretion of MIBAM. The hardrock concession provides for up to a 3% tax on gold sales and up to a 7% mine mouth tax on copper production. See "Venezuelan Mining Environment and Other Matters."

Regional Infrastructure
-----------------------------------------------------------------------------
The Brisas Project site is located in the State of Bolivar, in southeastern Venezuela. The nearest major city is Puerto Ordaz, with approximately 1,400,000 inhabitants. Puerto Ordaz is the center of major industrial developments in the area, including iron and steel mills, aluminum smelters, iron and bauxite mining and forestry. Major hydroelectric generating plants on the Caroni River, providing more than 20,000 MW of electricity, support these industries. Puerto Ordaz has major port facilities and is accessible to ocean-going vessels from the Atlantic Ocean, via the Orinoco river. There are also port facilities 428 km northwest of Puerto Ordaz on the Caribbean coast near Barcelona, which would likely be the port of entry for most construction, mining and milling equipment.

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

Geology
-----------------------------------------------------------------------------
The Brisas Project is within the Proterozoic granite-greenstone terrain of the Guyana shield. The shield covers eastern Colombia, southeastern Venezuela, Guyana, Suriname, French Guiana and northeastern Brazil. The terrain is a thick section of andesite to dacite volcanics intruded by numerous granite stocks and batholiths. Several periods of deformation, metamorphism, and mineralization can be documented within this terrain.

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

Bankable Feasibility Study
-----------------------------------------------------------------------------
The Company and a number of independent consultants completed a Bankable Feasibility Study in respect to the construction and operation of the Brisas Project in January 2005. Based on the results of the study, the Company plans to produce gold dorE on-site and ship gold/copper concentrate to an off-site smelter. Note that the Company announced an increase in the proven and probable reserves at the Brisas Project in May 2005, which is further discussed later in this document. The 2005 Bankable Feasibility Study described below has not yet been updated with this new data.

Based on the results set forth in the study, the operating plan assumes a large open pit mine containing proven and probable reserves of approximately
9.2 million ounces of gold and 1.2 billion pounds of copper in 414 million tonnes of ore grading 0.69 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $2.76 per tonne. The final pit was based on a shape produced by an industry standard pit optimization software using a gold price of $350 per ounce and a copper price of $0.90 per pound. Utilizing conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day, the study anticipates that the Brisas Project at full production levels will yield an average annual production of 486,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 16 years.

The Bankable Feasibility Study assumed an economic model base case utilizing $400 per ounce gold and $1.00 per pound copper. At such prices, cash operating costs (net of copper credits) are estimated at $154 per ounce of gold and total costs per ounce, including operating costs and initial and sustaining capital, would be $263 per ounce of gold. Initial capital costs to construct and place the Brisas Project into production are currently estimated to be approximately $552 million excluding value added taxes and import duties which could total as much as $50 million. Tax exonerations or tax payment holidays are available for various taxes including value added taxes ("VAT") and import duty tax on the initial capital costs. Management is in the process of preparing applications for all available exonerations and expects to obtain such exonerations prior to the construction of the project. As a result, the cost of such taxes and import duties are not included in the initial costs of the project. However, there can be no assurances that such exonerations will be obtained, the result of which would be to increase capital and operating costs.

We are dependent on the Venezuelan regulatory authorities issuing the Company certain required operational and land use permits relating to the Brisas property before we may begin construction on, and operate, the Brisas property. Obtaining these required permits is also necessary in order for the Company to adequately identify and obtain suitable financing for the Brisas Project. Construction of the Brisas Project is expected to take 24-30 months, with commissioning and achievement of commercial production shortly thereafter. Operating supplies are expected to be purchased primarily in Venezuela and from other South American countries. Power is available from a transmission line that passes within a few kilometers of the project site. The power company has constructed a substation at the Km 88 location for connection to the project. Abundant water is available in the area, with the Brisas Project's fresh water requirements being met by water pumped from the pit dewatering system, and by rainfall recovered in the tailings pond. On-site accommodations will be provided for employees, who will be drawn both from the local area, and from the industrialized area around Puerto Ordaz. Over 2,000 personnel will be needed for the construction of the project and employment will peak at over 900 operating personnel. The mining and processing methods are all based on conventional technology and, at present, no new or unproven technology is expected to be employed.

The following are the key assumptions contained in the 2005 Bankable Feasibility Study:

Proven and probable reserves using $350 per ounce of gold and $0.90 per pound of copper:
-----------------------------------------------------------------------------
Proven Reserves                     193.2 million tonnes;
                                    0.71 g/t gold and 0.12% copper
Probable Reserves                   221.3 million tonnes;
                                    0.68 g/t gold and 0.13% copper
Strip Ratio (waste: ore)            1.81:1
Mine Life                           16 years
Mill throughput (full production)   70,000 tonnes per day "Hardrock" ore
                                    6,000 tonnes per day "Sulfide" saprolite
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

Economic Model Results using $400 per ounce of gold and $1.00 per pound of copper:
-----------------------------------------------------------------------------

Total Cash Operating Cost
(on site and off site)              $5.26 per tonne ore
Initial Capital Cost                $552.4 million
Working Capital                     $39.3 million
Ongoing Capital                     $132.3 million
Cash Operating Cost *               $154 per ounce of gold
Production Taxes                    $13 per ounce of gold
Total Cash costs *                  $167 per ounce of gold
Capital Cost Amortization           $96 per ounce of gold
Total Cost                          $263 per ounce of gold

IRR, NPV and Payback using:
per ounce of gold and:              $400             $350
per pound of copper                $1.00            $0.90
Internal Rate of Return
(After-Tax)                         9.1%             5.2%
Project Net Present Value
(After-Tax)             @ 0%        $711 million  $384 million
                        @ 5%        $207 million  $12 million
Project Payback                     8 years        10.8 years
* Net of copper by product credit

Mineral Resource and Reserve  Estimates Contained in Brisas Feasibility Study
-----------------------------------------------------------------------------
Pincock Allen & Holt ("PAH") calculated the mineral resource and reserve estimates contained herein, most recently reported upon in February 2005 in accordance with CSA National Instrument 43-101, as required by Canadian Securities regulatory authorities. We believe that the calculation of such mineral reserves based on Canadian regulations is substantially the same as it is under the U.S. Securities and Exchange Commission Industry Guide 7. However, we advise U.S. investors that definitions contained in National Instrument 43-101 differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.

Brisas Feasibility Study Mineral Resource Estimate
-----------------------------------------------------------------------------
Based on work completed by PAH for the Brisas Bankable Feasibility Study, using an off-site smelter process for treating copper concentrates, the Brisas Project is estimated to contain a measured and indicated mineral resource of 10.97 million ounces of gold and approximately 1.4 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off). A glossary of terms used herein is contained in the appendix.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured" and "indicated resource." We advise U.S. investors that while the terms "measured" and "indicated resource" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that the mineralization not already categorized as mineral reserves, will ever be converted into reserves.

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term "inferred" resources. We advise U.S. investors that while the term "inferred resource" is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission do not recognize such term. An "inferred resource" has a great amount of uncertainty as to its existence and its economic and legal feasibility. Under Canadian disclosure rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, is economically or legally mineable or that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Brisas Feasibility Study Mineral Reserve Estimate
-----------------------------------------------------------------------------
Based on work completed by PAH for the Brisas Bankable Feasibility Study, using an off-site smelter process for treating copper concentrates, the Brisas Project is estimated to contain a proven and probable mineral reserve of approximately 9.2 million ounces of gold and 1.2 billion pounds of copper.

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
================================================================================================


The reserves disclosed above, which are designated as commercially viable, are a part of the mineral resources estimate shown in the previous section. Note that the mineral resources estimate does not represent material that exists in addition to the mineral reserve.

The mineral reserve (within a pit design) has been estimated in accordance with CSA National Instrument 43-101, which we believe is substantially the same as SEC Industry Guide 7. The mineral reserve was estimated using average recovery rates for gold and copper of 83% and 87% respectively, metal prices of U.S. $350 per ounce gold and U.S. $0.90 per pound copper with an internal revenue cut-off of $2.76 per tonne. The qualified persons involved in the property evaluation and resource and reserve estimates were Raul Borrastero C.P.G., Susan Poos, P.E., Richard Addison, P.E., and Rick Lambert, P.E. of PAH, and Brad Yonaka of Gold Reserve.

May 2005 Updated Mineral Resource and Reserve Estimate
-----------------------------------------------------------------------------
In May 2005 PAH calculated the updated mineral resource and reserve estimates summarized in the table below in accordance with CSA National Instrument 43-101. The 2005 Bankable Feasibility Study described earlier in this document has not yet been updated with this new data.

We believe that the calculation of the updated mineral reserves is substantially the same as those under the U.S. Securities and Exchange Commission Industry Guide 7, however, we advise U.S. investors that definitions contained in CSA National Instrument 43-101 differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7. The qualified persons involved in the property evaluation and resource and reserve estimate were Raul Borrastero, C.P.G. and Susan Poos P.E. of PAH and Brad Yonaka, Exploration Manager for Gold Reserve.

Mineral Resource Estimate-May 2005
-----------------------------------------------------------------------------
The Brisas Project is estimated to contain a measured and indicated mineral resource of 12.4 million ounces of gold and approximately 1.6 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off). A glossary of terms used herein is contained in the appendix.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured" and "indicated resource." We advise U.S. investors that while the terms "measured" and "indicated resource" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that the mineralization not already categorized as mineral reserves, will ever be converted into reserves.

The May 2005 estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table:

(kt=1,000 tonnes)
                   Measured                        Indicated                Measured and Indicated
---------------------------------------------------------------------------------------------------

Au Eq
Cut-off               Au        Cu                    Au        Cu                    Au       Cu
Grade       kt       (gpt)      (%)        kt        (gpt)      (%)        kt        (gpt)     (%)
----------------------------------------------------------------------------------------------------
0.40     250,184     0.689     0.119     332,314     0.640     0.132     582,498     0.661     0.126
====================================================================================================

(In Millions)
                   Measured                        Indicated                Measured and Indicated
----------------------------------------------------------------------------------------------------
Au Eq
Cut-off                Au       Cu                     Au       Cu                     Au       Cu
Grade                  oz.      lb.                    oz.      lb.                    oz.      lb.
----------------------------------------------------------------------------------------------------
0.40          -      5.541      656            -     6.837      966           -      12.378    1,622
====================================================================================================

The inferred mineral resource, based on an off-site smelter process (0.4 gram per tonne gold equivalent cut-off), is estimated at 129.0 million tonnes containing 0.594 grams gold per tonne and 0.122 percent copper, or 2.46 million ounces of gold and 346 million pounds of copper. The mineral resource estimate has been calculated in accordance with CSA National Instrument 43-101. The mineral resource and gold equivalent (AuEq) cut-off is based on $350 per gold ounce and $0.90 per pound copper.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term "inferred" resources. We advise U.S. investors that while the term "inferred resource" is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission do not recognize such term. An "inferred resource" has a great amount of uncertainty as to its existence and its economic and legal feasibility. Under Canadian disclosure rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, is economically or legally mineable or that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Mineral Reserve Estimate-May 2005
-----------------------------------------------------------------------------
The Brisas Project is estimated to contain a proven and probable mineral reserve of approximately 10.1 million ounces of gold and 1.29 billion pounds of copper as summarized in the following table:


             Reserve      Au        Cu        Au         Cu        Waste        Total
             tonnes     Grade     Grade     ounces     pounds      tonnes       tonnes    Strip
Class      (millions)  (gpt)      (%)   (thousands) (millions)  (millions)  (millions)    Ratio
------------------------------------------------------------------------------------------------
Proven        206.9     0.726     0.125     4,829        570
Probable      239.3     0.683     0.136     5,255        720
------------------------------------------------------------------------------------------------
Total         446.2     0.703     0.131    10,084      1,290       963.8      1,410.0    2.16
================================================================================================


Note that the mineral resource estimate does not represent material that exists in addition to the mineral reserve. The mineral reserve estimates disclosed above, which are designated as commercially viable, are included in and a part of the mineral resource estimate shown in the previous section.

The mineral reserve (within a pit design) has been estimated in accordance with CSA National Instrument 43-101, which we believe is substantially the same as SEC Industry Guide 7. The mineral reserve was estimated using average recovery rates for gold and copper of approximately 83% and 87% respectively, metal prices of U.S. $350 per ounce gold, U.S. $0.90 per pound copper and an internal revenue cut-off of $3.00 per tonne.

Brisas Project Work To Date
-----------------------------------------------------------------------------
Approximately $100 million has been expended (includes costs capitalized and costs expensed in the period incurred) on the Brisas Project since inception. These costs include property and mineral rights, acquisition costs, equipment expenditures, litigation settlement costs and exploration costs. Considerable work has taken place to establish the mineral resource and proven and probable reserves. Previous activities on the property include:

  Extensive geology, geophysics and geochemistry 830 exploration drill holes Approximately 196,000 meters of drilling
  Independent audits of exploration drilling, sampling, assaying procedures and ore reserves methodology Environmental baseline work/socioeconomic studies Hydrology studies
  Geotechnical and geochemical studies
  Mine planning
  Advanced stage grinding and metallurgical testwork Tailings dam designs Milling process flow sheet designs
  Preliminary feasibility study completed in 1998 and updated in 2000
  Submittal and approval of initial operating plan based on the preliminary feasibility study for the Brisas Project by MIBAM
  Extraction of a 700 tonne bulk sample from an underground shaft for large scale metallurgical testing

In addition to the completion of the Brisas Bankable Feasibility Study in early 2005, the following events occurred in 2005:

Continued Commitment to the Community. The Company has continued its participation in various social, cultural, health and environmental programs in the immediate and surrounding areas near Brisas. These efforts have included the construction of a medical facility within the framework of "MisiUn Barrio Adentro", a governmental program to provide medical assistance to the needy, and refurbishment and expansion of a local school. Also, the Company has completed construction of new recreational facilities such as parks, refurbishment of multiple-use sport courts and year-round cultural and sport programs, all of which have received a very favorable response from the community. The Company continues its open dialogue with the local and surrounding communities. The Company also continues to further its proposal to MIBAM to implement a support program within the framework of Mission Piar, one of President Chavez's social initiatives, which includes local small miners and encompasses technical assistance and training to explore and minimize the impact of small miners to the environment as well as their integration into the formal economy.

Negotiations with Copper Concentrate Smelters. The Company is in the process of developing a sales and marketing strategy for its gold/copper concentrate. As part of that effort, management has met with representatives of smelters in Japan, Germany, Spain and Sweden with the assistance of an independent consultant. Subsequent to these meetings, the Company entered letters of intent or agreement with several smelters covering approximately 75% of its projected annual production of gold/copper concentrates. Management expects to complete indicative marketing agreements with one or more smelters prior to or concurrent with the completion of project financing.

Submittal of NI 43-101 Technical Report. The mineable reserve estimate contained in the Bankable Feasibility Study was completed and submitted to Canadian securities regulators pursuant to CSA National Instrument 43-101 in February 2005. Subsequently, the Company announced in May 2005 an increase in the proven and probable reserves at the Brisas Project.

Proven and Probable Reserves Updated. The Company announced an increase in the proven and probable reserves at the Brisas Project in May 2005. Gold increased to 10.1 million ounces from 9.2 million ounces and copper increased to 1.29 billion pounds from 1.18 billion pounds, as shown in the tables above. The 2005 Bankable Feasibility Study described elsewhere in this document has not yet been updated with this new data. The new reserves will be incorporated into the final Brisas Project plan as part of the ongoing detailed engineering.

EPCM Contractor Progress. The Company and its Venezuelan affiliate selected SNC-Lavalin Engineers & Constructors, Inc. (SLE&C) of Toronto and its international affiliate to undertake Engineering and Procurement (EP) and Construction Management (CM) services for the Brisas gold/copper project. SLE&C initiated a limited scope of work on the Brisas Project in July 2005 and continues to work under a Letter of intent and Limited Authorization to proceed. The parties have completed negotiations on the definitive EP and CM contracts. Management expects the parties will execute the EP and CM contracts and notices to proceed will be issued pursuant to the contracts upon receiving the necessary permits to proceed with the construction of the Brisas Project from the Venezuelan government.

SLE&C commenced the definition phase of the EP and CM scope of work in 2005. The key objective of the definition phase is to generate process flow sheets, preliminary piping and instrumentation diagrams, design criteria, standard specifications, major equipment specifications, site and facility layouts and material take-offs. In addition, initial bids on major equipment items have been secured, tender packages have been prepared for early works activities and activities related to surveying, access roads and geotechnical drilling have commenced.

Development of Port Facilities. The Company signed a letter of intent with a Venezuelan port facility company for the future storage and trans-shipments of gold/copper concentrate. Detailed engineering and design efforts related to the port facility have already commenced

Completion of Environmental Studies. Management completed and filed in August 2005 a Venezuelan Environmental and Social Impact Assessment (V-ESIA) for MARN, with the assistance of independent consultants. The V-EISA satisfies Venezuelan requirements to obtain an "Administrative Authorization to Affect Natural Resources for Construction of Infrastructure and Exploitation of Alluvial and Vein Deposits of Gold and Copper," which is granted by MARN. In addition, an International Environmental and Social Impact Assessment (I-ESIA) meeting World Bank Standards, the Equator Principles and any requirements desired by financing institutions is expected to be completed in the next several months.

Public Consultation Meetings. The Company held a public consultation meeting in July 2005 with the local communities surrounding the Brisas Project in the KM 88 mining district of Venezuela. The meeting, held in conjunction with the Company's completion of the V-ESIA and, support of the I-ESIA, built on the Company's years of community dialogue and development initiatives and was attended nearly 200 people representing the local communities and indigenous people. We believe the meeting was well received by the community leaders and comments provided will be considered and incorporated into the project as appropriate.

Project Financing. The Company and Endeavour Financial continue working to secure project financing for the Brisas Project. Endeavour and Management have met with a number of debt and equity sources throughout the year to describe the Brisas Project, explain the major assumptions underlying the Brisas Project development plan and obtain a preliminary understanding of the needs and requirements of these potential funding sources. In addition, an independent mining consultant is conducting an independent review of the feasibility study in support of project financing.

New Personnel. In August and October 2005 the Company added the positions of Vice President-Chief Legal Officer and Vice President of Venezuelan Operations to the management team, respectively. Earlier in January 2005, the Company added five key managerial personnel to its operations and technical staff. These staff additions are part of management's continuing effort to add additional personnel that will be needed to construct and operate the Brisas Project.

2006 Brisas Work Plan
-----------------------------------------------------------------------------
SLE&C is in the process of completing the Brisas Project scope and definition documentation. This information focuses on project scope, definition phase engineering documents and drawing, project schedule and execution plan, procurement and contracting plan, project construction budget and cash flows, environmental, health, safety and human resource plans, quality assurance/quality control programs and project control systems. SLE&C is also revising the cost estimates contained in the January 2005 Bankable Feasibility Study, which was previously completed by another independent engineering firm. Detailed engineering, procurement and construction is expected to commence following receipt of final environmental permits, formal completion of the EP and CM contracts and the Company obtaining appropriate financing.

SLE&C's scope of work under the draft EP and CM contracts includes providing services related to, and management of, the construction of a 70,000 metric tonne per day hard rock ore copper concentrator and related systems, a tailings dam, concentrate storage and load-out facilities, the initial pit dewatering wells and support facilities including mobile equipment shop, administration building, communications and IT services, laboratory, maintenance facilities, warehouse and employee man camp. Pursuant to the draft EP and CM contracts, SLE&C is to also provide all services and supplies necessary for commissioning and start-up of the project, manage the health, safety and environmental plans and assure its services and those of the trade contractors comply with commitments from the I-ESIA, V-ESIA and local permit requirements.

Concurrent with SLE&C's activities, management, with the assistance of Endeavour Financial, is focusing on project financing. Endeavour and the Company in the evaluation and design of the project financing have completed significant work. Endeavour has assisted the company in identifying and evaluating several sources of finance for the project. The company has received indicative term sheets reflecting current funding requirements and market conditions, and structures involving a mix of commercial finance, off-take finance, equipment finance and multilateral agency finance and support. The company has also received initial expressions of interest from investment banks for the equity portion of the project finance requirements, which would be contingent upon the project debt being arranged.

In addition, management is moving towards finalizing contracts for the supply of electricity, gold/copper concentrate smelting and port facilities, continues to provide MARN and other Venezuelan regulatory entities with additional information and responds to questions as needed in order to ensure that the final permit to construct the Brisas gold/copper project is issued as soon as possible.

Work on-site such as geo-tech drilling, road construction, condemnation drilling and various planning activities will continue or commence, as the case may be, along with the addition of various management and staff positions as the Company receives the appropriate permits and advances toward commencement of construction. Community assistance and development programs are expected to continue and be expanded to include programs to develop and initiate basic skills training for construction in the Km 88 area.

Choco 5 Property
-----------------------------------------------------------------------------
The Company is presently focused on the development of its Brisas Project, which is the Company's primary mining asset. To a lesser extent, the Company is conducting exploration of its Choco 5 property. This property is a grass roots gold exploration target also located in Venezuela.

Location
-----------------------------------------------------------------------------
The Choco 5 property is located in the State of Bolivar, Guayana region. The property is located 24 kilometers west of the mining community of El Callao (population approximately 25,000) located in the El Callao mining district and 200 kilometers south of Puerto Ordaz, the nearest major city. Hydroelectric power from generating plants on the Caroni River, near Puerto Ordaz, is connected to El Callao with a 400 kV power line running through the Choco 4 property. The El Callao mining district is an area with considerable mining activity by other companies such as Minerven (a wholly owned subsidiary of CVG), Gold Fields Ltd. on properties adjacent to Choco 5, Crystallex International Corporation, Hecla Mining Company and the Shandong Gold Group.

Tenure
-----------------------------------------------------------------------------
The underlying mining title or concession for the area known as the Choco 5 property was issued by MEM (now MIBAM) to CVG on May 11, 1993. The concession was subsequently leased by CVG to Minerven (a wholly-owned subsidiary of CVG) pursuant to an agreement dated December 22, 1998 (the "Choco 5 Lease"). On June 28, 2000, Minerven subleased the Choco 5 Concession to the Company (the "Choco 5 Sublease"). The mining title, the lease and sub-lease have all been duly registered at the appropriate Municipal Registrar Office.

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

Regional Infrastructure
-----------------------------------------------------------------------------
The Choco 5 property has substantially the same regional infrastructure as the Brisas Project. For a description of the Choco 5 regional infrastructure. See "Item 4. -Properties -Brisas Project -Regional Infrastructure."

Geology
-----------------------------------------------------------------------------
The Choco 5 property is within the Proterozoic granite-greenstone terrain of the Guyana shield. The shield covers eastern Colombia, southeastern Venezuela, Guyana, Suriname, French Guiana and northeastern Brazil. The terrain is a thick section of andesitic to dacitic volcanics intruded by numerous granite stocks and batholiths. Several periods of deformation, metamorphism, and mineralization can be documented within this terrain.

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

Choco 5 Project Work To Date
-----------------------------------------------------------------------------
Since acquiring the property, the Company has invested approximately $600,000 on the exploration of the Choco 5 property, which has included acquisition costs, geological mapping, airborne geophysics, stream sediment and soil geochemistry in selected areas, mapping of access roads and clearing of property boundaries and geomorphological study. In July 2005, the Company received the Permit to Affect Natural Resources from MARN for the Choco 5 property and subsequently commenced an exploration-drilling program on the property with planned expenditures of approximately $750,000 in 2006.

2006 Choco 5 Work Plan
-----------------------------------------------------------------------------
Exploration activities planned for 2006 will include further environmental permitting, additional geologic mapping and reconnaissance, comprehensive grid of soil geochemical sampling, geophysical testing of established gold anomalies in the eastern sector of the property as well as other identified targets, trenching and selective diamond drilling of gold anomalies, and construction of access roads to facilitate the above activities. The Company will base its exploration effort out of its office in the community of El Callao.

Venezuelan Mining, Environment and Other Matters
-----------------------------------------------------------------------------
Venezuelan mining operations are subject to laws that differ from those of Canada and the United States, while at the same time are subject to various mining and environmental rules and regulations that are similar in purpose to those in Canada and the United States, but often more bureaucratically complex. The following is a summary of the more significant Venezuelan mining and environmental laws and other laws and regulations that may affect the Company's operations on the Brisas and Choco 5 properties, but is not a comprehensive review of all laws or a complete analysis of all potential regulatory considerations related to the properties. The receipt of certain material permits are required before we can conclude or financing efforts and commence construction and operation at the Brisas Project. See "Item 3. Key Information - Risk Factors - Our mining assets are concentrated in a foreign country and, as a result, our operations are subject to inherent local risks."

Formation of the Ministry of Basic Industries and Mines
-----------------------------------------------------------------------------
In January 2005, Presidential Decree # 3,416 (dated January 11, 2005) reorganized the previous Ministry of Energy and Mines and transferred certain activities, including mining, to the newly created MIBAM. The Decree has also assigned to the new Ministry the oversight and authority over the state-owned CVG, holder of the iron ore, bauxite and aluminum, gold, metallurgical and other mining and industrial state-owned assets. In conjunction with the reorganization, Mr. Victor Alvarez (previous President of the Banco de Comercio Exterior ("Bancoex"), was appointed Minister of MIBAM and President of CVG.

Government Review of Contracts and Concessions for Compliance
-----------------------------------------------------------------------------
In early 2005, MIBAM announced that Venezuela would review all foreign investments in non-oil basic industries, including gold projects. MIBAM indicated that it was seeking transfers of new technology, technical training and assistance, job growth, greater national content, and creation of local downstream industries requiring a fundamental change in economic relations with major multinational companies. In September 2005, Venezuelan President Hugo Chavez announced that the government's intentions to revoke gold and diamond concessions and/or contracts and also create a new state mining company as part of an effort to increase government control over the sector. President Chavez did not specify which concessions and/or contracts would be revoked, but later Minister Alvarez said inactive and out of compliance mines would be handed over to small mining cooperatives supported by the government through a new government-mining corporation. The date for the completion of the review and the announcement of the results of this review has been deferred several times and it is unclear when such announcement will take place.

We believe, based on communications with the relevant regulatory agencies, all of our properties are in compliance with applicable regulations, including our required and voluntary commitments to various social, cultural and environmental programs in the immediate and surrounding areas near Brisas. However, due to the uncertainty regarding the creation of the new state mining company and related changes in the mining law, the Company cannot provide any assurance that the creation of a state mining company will not adversely affect our ability to develop and operate its Venezuelan properties.

1999 Mining Law
-----------------------------------------------------------------------------
A new Venezuelan Mining Law was approved and subsequently published in the Official Gazette on September 28, 1999 (the "Mining Law"). It establishes five basic ways to structure mining activities with the primary one being concessions for exploration and subsequent exploitation.

Scope and Term of Concessions
-----------------------------------------------------------------------------
The Mining Law sets out the basic requirements for a concession application to MIBAM, including:

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

The concession holder will have the right to exploit the granted minerals regardless of whether they occur in the vein (veta) or alluvial and the concession will extend only to minerals specifically covered by the concession. A concession holder that finds a deposit of another mineral must inform MIBAM and make separate application for such mineral, in compliance with the 1999 Mining Law.

The term of a concession is 20 years (from the date the certificate of exploitation is granted) with two subsequent 10-year renewals, provided the concession holder has received such renewal within three months before the expiration of the term of the concession. Concession exploration periods are three years with a possible extension for one year. The concession holder must obtain an exploitation certificate by application to MIBAM. A feasibility study covering the technical, financial and environmental aspects of the project must accompany the application. The concession holder has seven years from the date of the exploitation certificate to commence exploitation.

Concession holders are subject to several royalties or taxes. A nominal surface tax is to be paid quarterly commencing on the fourth anniversary of the grant of the concession. In addition, minimum royalties or exploitation taxes are assessed as follows:

Gold, silver, platinum and associated metals, 3% of their commercial value as determined in the city of Caracas, Diamonds and other precious stones, 4% of their commercial value as determined in the city of Caracas,
In other cases, including copper, 3% of their commercial value at the mine mouth. MIBAM can reduce this tax from 3% to 1% (and subsequently increase it back to 3%) if economic conditions warrant it.

Also, the government is entitled to exempt, either totally or partially, concession holders from taxes on importation of tools and equipment not produced in the country and needed to develop mining activities.

In addition to the rights and obligations described above, current Venezuelan mining and environmental regulations require the rational exploitation of all known mineralization and prohibit the development of permanent structures over mineralization and development efforts that hinder or negatively impact the rights of neighbors. These regulations provide, among other things, an environment in which neighboring title-holders can negotiate set-back agreements or similar agreements in order to allow the mineralization contained within an adjoining area to be rationally exploited by all parties. Under current Venezuelan mining laws and related regulations, the government (or in this case MIBAM) has significant influence over the extraction of mineralization widely believed to be contained in this single continuous ore body comprised of Las Cristinas and Brisas.

The Company's Brisas Project mine plan, which was originally approved by MIBAM in 2003, and its pending application for the Brisas Project Administrative Authorization to Affect Natural Resources for Construction of Infrastructure and Exploitation of Alluvial and Vein Deposits of Gold and Copper both include the assumption that a set-back agreement related to the Brisas Project northern boundary will be obtained, and, although the Company has not yet obtained a definitive set-back agreement or something similar with the adjacent property title-holder to the north, management has not received any communication that such agreement (either formal or informal) will not be obtained in the future. Less than fifteen percent of the Company's current proven and probable reserves noted in Item 4. Information on the Company-Properties-Brisas Project- is affected by the area subject to the setback agreement. Further, previous approval of the Company's mine operating plan acknowledges that, either the Company, a Venezuelan government entity and/or its subcontractor will mine the area between the pits with the extracted ore delivered to the appropriate property owner. Management has already held discussions with MIBAM where it offered to mine the area and either process the ore, deliver the equivalent value in cash or metals or deliver the mineralized material to a stockpile of their or their contractor's choice. Management can give no assurances that a set-back agreement will be obtained.

1945 Mining Law Transition Provisions
-----------------------------------------------------------------------------
All concessions acquired by BRISAS under the 1945 Mining Law are governed by the 1999 Mining Law subject to the following provisions: 1) the right to conduct exploitation activities will be limited to the minerals and deposits indicated in the corresponding mining titles and 2) the term of the concession is the one indicated in the corresponding mining titles, which commences from publication thereof in the Official Gazette.

Conversion of CVG Work Contracts into Mining Concessions
-----------------------------------------------------------------------------
The Transitory Provisions included in Title XI of the 1999 Mining Law contemplate the conversion of CVG work contracts into mining concessions. In September 2003 a Presidential Decree was enacted that eliminated the authority of CVG to grant new mining contracts for the exploration, development and exploitation of gold and diamonds in the Guayana region. The Decree is a continuation of the policy of MIBAM to centralize the management of mining rights in the Guayana region.

The Company has acquired several properties located near the Brisas property pursuant to CVG work contracts for infrastructure purposes and, based on the current mining law, applied to MIBAM in a timely manner for conversion thereof into mining concessions. MIBAM previously indicated that it would act on these conversion applications, however recent announcements by the government that it planned to organize a state-owned mining company and no longer issue any additional concessions will likely impact the conversion process embodied in the current law. As an alternative to the conversion process, the Company has suggested to senior MIBAM officials that instead of converting the CVG work contracts into concessions some form of land use permits would be more appropriate as our objective is to use these properties for infrastructure needs not for mineral exploitation.

Environmental Laws and Regulations
-----------------------------------------------------------------------------
Venezuela's environmental laws and regulations are administered through the MARN. The MARN proscribes certain mining recovery methods deemed harmful to the environment and monitors concessionaires' activities to ensure compliance. Construction and production activities require four different permits or approvals from MIBAM and MARN: 1) Permit to Occupy the Territory ("Occupation Permit") from MARN, 2) Permit to affect for exploration from MARN, 3) Approval of the prescribed operating plan (Feasibility study) by MIBAM all of which the Company has already obtained and 4) Administrative Authorization to Affect Natural Resources for Construction of Infrastructure and Exploitation of Alluvial and Vein Deposits of Gold and Copper from the MARN. Although not consistently applied in the past, regulations state that MIBAM will apply for and obtain the Occupation Permit on behalf of those persons or entities applying for concessions before granting the mining title. Applicants submit an environmental questionnaire to MIBAM, which they in turn submit to the MARN. The production permitting process is initiated by filing the proposed terms of reference which, when approved, serves as the basis for an EIS. The format for the EIS is stipulated in a 1996 law (Decree #1257) and conforms to an international standard.

Other Taxes
-----------------------------------------------------------------------------
Venezuelan tax law provides for a maximum corporate income tax rate on mining companies of 34%. This rate applies to net income over approximately U.S.$30,000 depending on exchange rates. Other Venezuelan taxes that apply or may eventually apply to the Company's subsidiaries include a 15% value added tax on goods and services, and a 5% to 20% import duty on mining equipment. Upon application, Venezuela offers certain exemptions or exonerations from value added tax and import duties to mining companies. Management is in the process of applying for such exemptions or exoneration, where available.

Political and Economic Situation
-----------------------------------------------------------------------------
See "-Item 3. Key information -Risk Factors -Our mining assets are concentrated in a foreign country and, as a result, our operations are subject to inherent local risks -Political and Economic Environment."

Exchange Control Regulations
-----------------------------------------------------------------------------
See "-Item 3. Key information -Risk Factors -Our mining assets are concentrated in a foreign country and, as a result, our operations are subject to inherent local risks -Currency and Exchange Controls."

Gold Sales
-----------------------------------------------------------------------------
The Central Bank of Venezuela (BCV) allows gold mining companies to sell up to 85% of their production on the international market. The remaining 15% may be required by the government to be sold domestically at the current market price, which is paid in Venezuelan currency. Gold sold domestically to BCV is assessed a maximum tax of 1% of the value of gold as compared to the amount stated in the mining law. There is a limited local market for the sale of gold in Venezuela, in the event the BCV declines to purchase our domestic gold sales. See "-Item 3. Key Information - Risk Factors - The volatility of the price of gold and copper could have a negative impact upon our current and future operations."

Investment Protection Treaty with Canada
-----------------------------------------------------------------------------
Pursuant to the Investment Protection Treaty with Canada, which was ratified by Venezuela on January 20, 1998 (the "Canada-Venezuela Treaty"), Canadian-based investors such as the Company may be afforded greater protection in Venezuela than certain other foreign investors and may be exempt from complying with certain restrictions imposed by the Exchange Control Regulations. The Treaty provides protection for investments, property and credit rights, including ownership of real estate, concessions, moveable assets and security interests thereof, including other items. Investors are protected against expropriation, nationalization or similar governmental action, unless such action stems from legal procedures based on public benefit, affected without discrimination and with a prompt, effective and adequate compensation. Any dispute will be settled through diplomatic efforts or international arbitration. The provisions of the Canada-Venezuela Treaty prevail over the provisions of other Venezuelan laws and regulations, including those of the Exchange Control Regulations.

Labor
-----------------------------------------------------------------------------
Venezuela, typical of most countries, has extensive labor laws and regulations including obligations to favor Venezuelan nationals for employment whenever possible. It is anticipated that, in the initial stages of the Company's mining projects, approximately 95% of the workforce will be Venezuelan. In order to maintain or exceed this level, the Company will implement an extensive training program over the life of the project. Management plans to draw on Venezuela's large industrial base to staff many of its positions, but the experience base for large-scale mining and milling operations in Venezuela is limited. The Company will draw on the Puerto Ordaz area to fill a significant portion of the required management, engineering and administration staff with the remaining positions to be filled from the local (Las Claritas) area.

Item 4A. Unresolved Staff Comments-Not Applicable

Item 5. Operating and Financial Review and Prospects

Overview
-----------------------------------------------------------------------------
We prepare our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in Canada. A reconciliation of the principal measurement differences between accounting principles generally accepted in Canada and the U.S. is presented in Note 11 of the consolidated financial statements. The information contained below is as of March 30, 2006, unless otherwise noted, and should be read in conjunction with the Company's consolidated financial statements, included herein. The Company entered into one material contract (identified in Exhibit 3.3) outside the ordinary course of business.

The Company is engaged in the business of exploration and development of mining projects and is presently focused primarily on its most significant asset, the Brisas Project, and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela. The Company has no commercial production at this time. As a result, the Company has not recorded revenue or cash flow from its mining operations and has experienced losses from operations for each of the last five years, a trend we expect to continue until the Brisas Project is fully developed and put into production. The Company has historically financed its operations through the sale of common stock and other equity securities. Management expects the Brisas Project to be similarly financed along with project debt financing.

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the company's disclosure controls and procedures as of December 31, 2005. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports filed or submitted by the company under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules. Subsequent to year-end, the board of directors adopted a formal corporate disclosure policy. See "-Item 15. Controls and Procedures."

Operations in Venezuela
-----------------------------------------------------------------------------
At December 31, 2005 and as of the date of this report, nearly all of our non-cash assets, including our primary mining asset, the Brisas Project, were located in Venezuela. The concentration of the Company's operations and assets in a foreign country exposes the Company to inherent local risks. See "- Item
3. Key Information -Risk Factors - Our mining assets are concentrated in a foreign country and, as a result, our operations are subject to inherent local risks."

We are dependent on the Venezuelan regulatory authorities issuing the Company certain required operational and land use permits relating to the Brisas property before we may begin construction on, and operate, the Brisas property. Obtaining these required permits is also necessary in order for the Company to adequately identify and obtain suitable financing for the Brisas Project. A number of these pending items have been outstanding for a number of months. The resolution of these pending issues may be further delayed or withheld for any number of reasons outside of the Company's control or in response to the Company's lawful actions, including policy decisions of the Venezuelan government or its regulators or agents that have no legal basis, unexpected changes in laws or regulations, arbitrary decisions by relevant officials, requests for improper payments, favoritism towards other companies or persons or any other actions that may result from the changing and uncertain regulatory environment with respect to mining rights.

The Company's original Brisas Project operating plan was approved by MEM (now MIBAM) in 2003 and, since that approval, the Company has submitted to MIBAM a number of modifications in order to minimize impact to the environment and optimize economics of the Brisas Project, including an increase in milling capacity up to 70,000 tons per day and relocation of certain surface facilities and infrastructure. Contained within the approved operating plan are a number of existing or pending applications for concessions, alfarjetas, CVG work contracts, land use permits and easements, adjacent to or near the Brisas concessions. These additional land parcels comprise the bulk of the land required for the mining and milling facility and related infrastructure contemplated in the Brisas Bankable Feasibility Study.

In addition to pending land use issues related to project infrastructure needs, the Company has a number of permits relating to the Brisas Project pending before MIBAM, MARN and other regulatory or government agencies which are required to be issued prior to the Company obtaining sufficient financing and beginning construction on, and operating, the Brisas property. Most importantly, the Company must obtain the Administrative Authorization to Affect Natural Resources for Construction of Infrastructure and Exploitation of Alluvial and Vein Deposits of Gold and Copper from MARN, which is issued in part based on MIBAM's approval of the project operating plan as well as the Company's Venezuelan Environmental and Social Impact Assessment (V-ESIA) which was submitted in August 2005.

Resolving the pending land issues and obtaining the required permits for the construction and operation of the Brisas Project have been and will continue to be the primary focus of management in the foreseeable future. Management believes that the previous restrictions imposed by the Imataca issue and the continued lack of formal resolution of the pending legal proceeding before the Courts has affected MIBAM and MARN's willingness to proceed with the resolution of the matters noted above, thus allowing the Brisas Project to proceed. See "- Item 3. Key Information -Risk Factors -Our mining assets are concentrated in a foreign country and as a result our operations are subject to inherent local risks." More recently, the government's announcement that it intends to organize a state-owned mining company and no longer issue any concessions, could cause additional delays beyond our control.

As a result of the regulatory uncertainty, management can give no assurance that the issuance of items the Company still requires for proceeding with the Brisas Project will not be further delayed, or any existing rights or approvals already issued or granted to the Company for its operations in Venezuela will not be rescinded, or otherwise challenged for reasons that are outside of the Company's control or in response to the Company's lawful actions. Failure to obtain any of these required permits could result in a material adverse affect on the Company's operations and investments in Venezuela.

In 2003, the Central Bank of Venezuela enacted exchange control regulations as a measure to protect international reserves. The exchange rate was fixed at approximately 1,600 Bolivars per one U.S. Dollar until February 2004 when it was adjusted to 1,920 Bolivars per one U.S. Dollar. In March 2005, the exchange rate was increased to approximately 2,150 Bolivars per one U.S. Dollar, which is unchanged as of the date of this report. In February 2005, the Venezuelan government announced new regulations concerning exports from Venezuela, which required, effective April 1, 2005, all goods and services to be invoiced in the currency of the country of destination or in U.S. Dollars. To date these regulations have not adversely affected our operations as the Company primarily transfers funds into Venezuela for its operations. However, this will change in the future to the extent that the Company begins production and sales from Venezuela and we are unable to predict future the impact, if any, at this time.


Critical Accounting Policies and Estimates

Critical Accounting Estimates
-----------------------------------------------------------------------------
Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact our financial statements. The significant accounting estimates contained in the financial statements include: carrying value of the Brisas Project; mineral reserve and resource estimates and contingencies. Management has discussed the development and selection of our critical accounting estimates with the Audit Committee.

Significant Accounting Policies
-----------------------------------------------------------------------------
The Company's accounting policies are described in Note 1 of the consolidated financial statements. The more significant accounting policies are as follows:

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

Shares Issued
-----------------------------------------------------------------------------
As of March 30, 2006, the Company had the following Class A common shares, equity units and share purchase options issued:

Class A common shares                          35,313,727
Equity Units* 		                        1,085,099
---------------------------------------------------------
Total Issued                                   36,398,826
Class A common share purchase warrants          2,680,500
Class A common share purchase options           3,072,825
---------------------------------------------------------
Fully diluted                                  42,152,151

* An equity unit consists of one Class B common share of Gold Reserve Inc. and one Class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one-to-one basis and confer no special voting rights.

Results of Operations
-----------------------------------------------------------------------------
The Company has no commercial production at this time and, as a result, the Company's results of operations are a product of operating expenses, primarily related to the development of the Brisas Project, net of investment income.

In early 2005, the Company completed a Bankable Feasibility Study with respect to the construction and operation of the Brisas Project, our primary mining asset. The feasibility study contains proven and probable reserves of approximately 9.2 million ounces of gold and 1.2 billion pounds of copper in 414 million tonnes of ore grading 0.69 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $2.76 per tonne using a gold price of $350 per ounce and a copper price of $0.90 per pound. The operating plan contained therein contemplates a large open pit mine utilizing conventional truck and shovel mining methods, processing 70,000 tonnes of ore per day, yielding an average annual production of 486,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 16 years.

Construction of the planned facility, the start of which is dependent upon receiving the required permits and obtaining sufficient financing, is expected to take 24-30 months, with commissioning and achievement of commercial production shortly thereafter. Over 2,000 personnel will be needed for the construction of the project and operating employment will peak at over 900 personnel.

The Company and its Venezuelan affiliate selected SNC-Lavalin Engineers & Constructors, Inc. (SLE&C) of Toronto and its international affiliate to undertake Engineering and Procurement (EP) and Construction Management
(CM) services for the Brisas gold/copper project. SLE&C initiated a limited scope of work on the Brisas Project in July 2005 and continues to work under a Letter of intent and Limited Authorization to proceed. The parties have completed negotiations on the definitive EP and CM contracts. Management expects the parties will execute the EP and CM contracts and notices to proceed will be issued pursuant to the contracts upon receiving the necessary permits to proceed with the construction of the Brisas Project from the Venezuelan government. The cost of SLE&C's EP and CM services is expected to total between $40 and $50 million over the construction period.

SLE&C commenced the first phase of the EPCM scope of work in 2005, with the key objective being to generate project scope and definition information. This information focuses on project scope, definition phase engineering documents and drawing, project schedule and execution plans, procurement and contracting plan, project budget and cash flows, environmental, health, safety and human resource plans, quality assurance/quality control programs and project control systems. SLE&C is also focusing on revising the capital cost estimates contained in the January 2005 Bankable Feasibility Study which was previously completed by another independent engineering firm, detailed design and engineering, procurement and contract management and construction management and execution. Procurement and construction activities are expected to commence following receipt of final permits, formal signing of the EP and CM contracts and the Company obtaining sufficient financing.

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

2005 Compared To 2004. The consolidated net loss for the year ended December 31, 2005 was $9,027,282 or $0.26 per share, an increase of approximately $3,545,000 from the prior year. Other income for 2005 amounted to $1,402,868, which is an increase of approximately $503,000 from the previous year. Other income increased as a result of increased gains on sales of marketable securities and interest on invested cash. Operating expenses for the year amounted to $10,428,679, which is an increase from the prior year of approximately $4,046,000.

The increase in operating expenses is directly related to the addition of technical staff, engagement of consultants and overall increases in costs related to corporate management activities, investor relations and financing efforts associated with the development and construction of the Brisas Project. The non-cash impact of accounting for stock-based compensation also contributed to the increase.

2004 Compared To 2003. The consolidated net loss for the year ended December 31, 2004 was $5,482,629 or $0.19 per share, an increase of approximately $1,775,000 from the prior year. Other income for 2004 amounted to $899,881, which is an increase of approximately $130,000 from the previous year. Other income increased as a result of increased gains on sales of marketable securities. Operating expenses for the year amounted to $6,382,510, which is an increase from the prior year of approximately $1,910,000. This change is due to the non-cash impact of implementing new rules related to accounting for stock-based compensation, overall increases in expenditures as a result of the increased corporate management activity associated with the development of the Brisas Project and financing activities, coupled with compensation adjustments for existing officers, directors and employees, costs associated with new hires and increased costs associated with investor relations.

Selected Quarterly Financial Data

-----------------------------------------------------------------------------
Quarter ended        12/31/05        9/30/05      6/30/05        3/31/05       12/31/04      9/30/04      6/30/04       3/31/04
Other Income           429,656        395,410       392,064        185,738      372,064       193,340      205,652      128,825
Net loss before tax (3,343,377)    (1,755,640)   (1,803,271)    (2,123,523)  (1,970,437)   (1,420,077)    (880,107)  (1,212,008)
Per share                (0.10)         (0.05)        (0.05)         (0.06)       (0.07)        (0.05)       (0.03)       (0.04)
Fully diluted            (0.10)         (0.05)        (0.05)         (0.06)       (0.07)        (0.05)       (0.03)       (0.04)
Net loss            (3,344,848)    (1,755,640)   (1,803,271)    (2,123,523)  (1,970,437)   (1,420,077)    (880,107)  (1,212,008)
Per share                (0.10)         (0.05)        (0.05)         (0.06)       (0.07)        (0.05)       (0.03)       (0.04)
Fully diluted            (0.10)         (0.05)        (0.05)         (0.06)       (0.07)        (0.05)       (0.03)       (0.04)


The net losses during the last eight quarters are indicative of the Company's efforts to complete a Bankable Feasibility Study, add additional management, engage technical and professional consultants, raise equity and debt financing and position the Company to begin the construction of the Brisas Project. The most recent two quarters represent a further increase in activities required to begin construction.

Liquidity and Capital Resources
-----------------------------------------------------------------------------
Investing. Since acquiring the Brisas Project in 1992, the Company has expended approximately $100 million on the property (includes costs capitalized and costs expensed in the period incurred). These costs include property and mineral rights, capitalized exploration costs, equipment expenditures, on-going property management and litigation settlement costs that were expensed in 1994. Amounts recorded as property, plant and equipment (capitalized exploration costs) include costs associated with the Brisas Project, including personnel and related administrative expenditures incurred in Venezuela, drilling, preliminary and bankable feasibility and related costs, capitalized interest expense and support costs related to the Brisas Project.

With the completion of the Bankable Feasibility in early 2005, our efforts continue to be focused primarily on final project permitting and obtaining the necessary land for infrastructure purposes, raising the required capital to construct the Brisas Project, completing detailed engineering related to the construction of the Brisas Project, as well as, concluding smelter and power contracts. Initial capital expenditures required to put the Brisas Project into production as presently proposed in the Brisas Bankable Feasibility Study, are estimated to be approximately $552 million excluding value added taxes and import duties which could total as much as $50 million over a 24-30 month construction period. Tax exonerations or tax payment holidays are currently available for various taxes including value added taxes ("VAT") and import duty tax on the initial capital costs. Management is in the process of applying for all available exonerations and expects to obtain such exonerations prior to the construction of the project. As a result, the cost of such taxes and import duties are not included in the initial costs of the project. However, there can be no assurances that such exonerations will be obtained the result of which would likely be to increase capital and operating costs. As a result of the passage of time and changes in the cost of various mine equipment and components of the milling facility, management is currently evaluating the reliability of the costs contained in the Bankable Feasibility study. Although management expects the capital cost to increases, the results of this review were not available at the date of this report and as result the magnitude of the increase is not known. Commencement of the construction of the Brisas Project is primarily dependant upon obtaining the required permits, obtaining the necessary land for infrastructure purposes and obtaining sufficient financing.

Investing activities in 2005 primarily consisted of capitalized costs related to the continued development of the Brisas Project, which totaled approximately $5.6 million and the purchase and sale of marketable securities, which on a net basis, resulted in sales of approximately $3.1 million. Investing activities in 2004 primarily consisted of Brisas Project capitalized costs of approximately $6.5 million and the purchase and sale of marketable securities, which on a net basis, resulted in sales of approximately $3.2 million.

Financing.
-----------------------------------------------------------------------------
In October 2004, the company engaged Endeavour Financial to act as the financial advisor to the Company. Significant work has been completed by Endeavour and the Company in the evaluation and design of the project financing. During 2005, Endeavour and the Company developed a financial plan for the Brisas Project. This plan included a mix of project debt and equity financing. Endeavour and the Company have met with several international financial institutions throughout 2005 and 2006, regarding the funding of the development and construction costs for the Brisas Project. Activities have included technical and legal due diligence, site visits, and input into areas such as the sale, marketing and smelting of the planned gold and gold-copper concentrate, structure of the EPCM arrangements with SLE&C, preparation and review of a data room to support the due diligence process of the banks, and the independent due diligence by lenders' representatives, environmental requirements to international standards and the preparation of the International Environmental Impact Statement. Financial models and information memoranda have also been prepared which form the basis of the financial assessment of the project. Endeavour has assisted the company in identifying and evaluating several sources of finance for the project. From these sources the Company expects to appoint a senior group of lenders to provide the project financing. The company has received indicative term sheets reflecting current funding requirements and market conditions, and structures involving a mix of commercial finance, off-take finance, equipment finance and multilateral agency finance and support. The company has also received initial expressions of interest from investment banks for the equity portion of the project finance requirements, which would be contingent upon the project debt being arranged.

As of March 30, 2006, the Company held approximately $22 million in cash and investments. We are seeking to raise significant additional funding in order to fund the construction of the Brisas Project. In the near-term, management believes that cash and investment balances are sufficient to enable the Company to fund its pre-construction activities through 2007 (excluding substantial Brisas Project construction activities). These activities are expected to consist of detailed project engineering, development and implementation of project related contracts such as engineering, procurement and construction management, port facilities, concentrate sales contracts, electricity and fuel supply contracts, and a number of other agreements related to the construction and operation of the Brisas Project, completion of the I-ESIA, obtaining the required permits and identifying suitable funding sources. The timing and extent of additional funding or project financing, if any, depends on a number of important factors, including, but not limited to the actual timetable of our 2006-2007 work plan, our assessment of the financial markets, the political and economic conditions in Venezuela, our share price and the price of gold and copper. Management provides no assurances that it will be able to obtain the substantial additional financing that will be needed to construct the Brisas Project, and the Company currently has no definitive proposals or firm commitments to proceed with such financing. Failure to raise the required funds will mean the Company is unable to construct and operate the Brisas Project, which would have a material adverse effect on the Company.

In November 2004 the Company completed an offering of 5,361,000 Units of the Company representing aggregate gross proceeds to the Company of Cdn $30,021,600 or approximately $25,000,000. The Units were sold at a price of Cdn $5.60 or approximately $4.65 per Unit. Each Unit is comprised of one
Class A common share and one-half of a Class A common share purchase warrant of Gold Reserve. Each whole Class A common share purchase warrant entitles the holder thereof to acquire one Class A common share of Gold Reserve at a price of Cdn $6.50 per Class A common share for a period of 24 months following the closing date of the Offering. The net proceeds from the offering are being used for the development of the Brisas property.

As of March 28, 2006 the Company had the following unexercised warrants outstanding:

Date      Number of   Number of        Exercise     Estimated       Expiration
Issued    Warrants    shares issuable  Price(Cdn$)  Proceeds(Cdn$)  Date
------------------------------------------------------------------------------
11/04/04  2,680,500   2,680,500        $6.50        $17,423,250     11/05/06

Operations. Cash flow used by operations for 2005 was approximately $7.7 million, which was an increase over 2004 of approximately $3.8 million. The increase from 2004 was primarily due to overall increases in expenditures as a result of the increased activity associated with the development of the Brisas Project and financing activities.

Item 6. Directors, Senior Management and Employees

The following sets forth certain information regarding the Company's Board of Directors and the individual who served as the Chief Executive Officer of the Company during 2005 and four other individuals who served as the most highly compensated executive officers of the Company during 2005 (collectively, the "Named Executive Officers"). The time periods referred to below reflect the cumulative period of time the individual has been a Director or officer of the Company or Gold Reserve Corporation, the predecessor issuer. Directors serve until the next annual meeting.

Rockne J. Timm
Age: 60
Chief Executive Officer, Director Chief Executive Officer of the Company. Director and President of MGC Ventures, Inc. and Great Basin Energies, Inc.
Resides: Spokane, Washington.
Director Since March 1984

A. Douglas Belanger
Age: 52
President, Director President of the Company.
Director and Executive Vice President of MGC Ventures, Inc. and
Great Basin Energies, Inc.
Resides: Spokane, Washington.
Director Since August 1988

James P. Geyer
Age: 53
Director Senior Vice President of the Company.
Resides: Spokane, Washington.
Director Since June 1997

James H. Coleman
Age: 55
Non-Executive Chairman, Director Senior Partner of Macleod Dixon LLP of Calgary, Alberta and Director of various public companies.
Resides: Calgary, Alberta.
Director Since February 1994

Patrick D. McChesney
Age 56
Director Controller of Foothils Auto Group
He is also a Director of MGC Ventures, Inc.
and Great Basin Energies, Inc.
Resides: Spokane, Washington.
Director Since August 1988

Chris D. Mikkelsen
Age: 54
Director Principal in McDirmid, Mikkelsen & Secrest, P.S.
(a certified public accounting firm).
Director of MGC Ventures, Inc. and Great Basin Energies, Inc.
Resides:  Spokane, Washington.
Director Since June 1997

Jean Charles Potvin
Age: 52
Director President and Chief Executive Officer of Tiomin Resources Inc.
Resides: Toronto, Ontario
Director Since November 1993

Douglas E. Stewart-Vice President
Age: 54
Vice President-Project Development of the Company
Resides: Lone Tree, Colorado
Officer Since April 1997

Robert A. McGuinness
Age: 50
Vice President-Finance and Chief  Financial Officer of the Company.
Vice President-Finance and Chief Financial Officer of MGC Ventures, Inc. and Great Basin Energies, Inc.
Resides: Spokane, Washington.
Officer Since March 1993

There are no family relationships or arrangements or understandings pursuant to which any person was appointed as a Director or member of senior management.

Compensation of Directors and Officers
Executive Compensation

The following table sets forth the compensation paid by the Company to the Named Executive Officers who served during the year ended December 31, 2005.

                                                    (1)Securities
                                                         Under
U.S. Dollars                                            Options/    (2) All
                                                          SARs       Other
Name and                                                Granted  Compensation
Principal Position        Year    Salary $     Bonus       (#)          ($)
-----------------------------------------------------------------------------
Rockne J. Timm
Chief Executive Officer   2005   $250,000    $80,000     531,867     $42,000
                          2004    217,917     95,000     649,950      39,000
                          2003    195,000                696,700      42,000

A. Douglas Belanger
President                 2005    225,000     62,500     431,303      42,000
                          2004    201,250     65,000     568,955      41,000
                          2003    175,000                573,955      39,040


James P. Geyer
Senior Vice President     2005    200,000     55,000     224,473      42,000
                          2004    185,417     57,500     289,209      41,000
                          2003    175,000                284,209      39,040


Robert A. McGuinness
Vice President-Finance and
Chief Financial Officer   2005    140.000     47,500     228,915      37,500
                          2004    128,333     50,000     271,122      35,667
                          2003    120,000                301,122      26,770


Douglas E. Stewart
Vice President -
Project Development       2005    126,000     40,000     123,000      33,200
                          2004    114,333     40,000      83,000      30,867
                          2003    101,000                 83,000      22,531


Officers as a group (7)
                          2005  1,086,500    338,414   1,715,769     218,900
                          2004    919,750    335,500   1,977,236     207,634
                          2003    831,000              2,053,986     183,654

Consists of the number of Class A common shares issuable to Named Executive Officers pursuant to options held at the end of each reported period. Consists of the dollar value of Class A Shares purchased under the Company's KSOP Plan and allocated to the account of each Named Executive Officer during 2005, 2004, and 2003 respectively as follows: Mr. Timm: 14,483 shares, 18,785 shares, and 39,463 shares; Mr. McGuinness: 12,931 shares, 17,180 shares, and 25,153 shares; Mr. Belanger: 14,483 shares, 19,749 shares, and 36,681 shares; Mr. Geyer: 14,483 shares, 19,749 shares, and 36,681 shares; and Mr. Stewart:
11,448 shares, 14,868 shares, and 21,170 shares. See- "KSOP Plan" below.

Options granted for shares of the Company during the year ended December 31,
2005

The following stock options to purchase Class A common shares were granted during 2005 to Named Executive Officers.

                               Number
                       Date      of
Name                    of    options   Exercise   Expiration
                      grant   granted    Price       Date
-------------------------------------------------------------
Douglas E. Stewart  03/31/05  40,000    $ 3.69     03/31/10


Aggregated option exercises during the year ended and option values as of December 31, 2005

The following table sets forth option exercises and the financial year-end values for options outstanding to the Named Executive Officers and Directors of the Company.

                                               Number of     Dollar
                   Number of                 unexercised    value of unexercised
                   securities                 options at    in-the-money options
                   acquired     Aggregate   fiscal year-end   at fiscal year-end
                       on       Value         exercisable/    exercisable/
Name               exercise     realized(1)    unexercisable  unexercisable (2)
--------------------------------------------------------------------------------
Rockne J. Timm        118,083       318,269        531,867/-   $ 1,075,976/-
A. Douglas Belanger   137,652       361,600        431,303/-       886,880/-
James P. Geyer         64,736       174,483        224,473/-       440,385/-
Robert A. McGuinness   42,407       113,761        228,915/-       436,287/-
Douglas E. Stewart         -             -      109,666/13,334     102,628/-
James H. Coleman       67,222       181,184        144,444/        153,471/-
Patrick D. McChesney   36,711        99,511         90,674/-       200,389/-
Chris D. Mikkelsen     20,759        71,826         91,519/-       160,257/-
Jean Charles Potvin    51,871       139,809         48,741/-       107,718/-


The "Aggregate Value Realized," if applicable, would have been calculated by determining the difference between the market value of the securities acquired on the date of exercise based on the U.S. Dollar equivalent of the closing price on the TSX on the date of exercise, less the exercise price of the options exercised.

The "Value of Unexercised In-The-Money Options at FY-End" was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At December 31, 2005, the closing price of the shares of common stock on the American Stock Exchange was $2.93. Options range in price of between $0.72 and $4.14 and generally expire between 2005 and 2010.

Director Compensation

Consistent with the Board's intent to have both Directors and management hold shares of the Company, non-employee Directors, Messrs. Coleman, McChesney, Mikkelsen and Potvin, were each granted 10,000 Class A Shares in February 2005 for services during the fiscal year ended December 31, 2004; each were also granted 10,000 Class A Shares in October 2005 for services during the fiscal year ended December 31, 2005. The value of each share was US $3.92524 and US $2.14823, respectively. Mr. Coleman received cash compensation of $89,970 related to his position as Chairman and director of the Company, during the fiscal year ended December 31, 2005. Directors of the Company received no additional compensation for serving on Board committees or for attendance at the Board or committee meetings.

Equity Incentive Plan

The Company presently has one active stock option plan, the Equity Incentive Plan (the "Plan"). The Plan provides for the issuance of up to 10% of the outstanding shares of the Company a rolling basis, through the grant of "incentive stock options" and "non-statutory options" to purchase Class A common shares, stock appreciation rights ("SARs"), and restricted stock. As of March 28, 2006, options for the purchase of 3,072,825 Class A common shares remained outstanding and 567,057 Class A common shares remained available for grant under the Plan. To date, 645,350 shares of restricted stock have been granted from the Plan. No SARs have been granted to date. Employees and consultants of the Company and its subsidiaries are eligible to receive grants under the Plan. The Board or a committee of the Board is responsible for the administration of the Plan.

Options, stock appreciation rights ("SARs") and restricted stock granted under the Plan are generally granted at the Fair Market Value of the Class A common shares defined as follows: "-subject to any applicable Exchange rules, the volume weighted average trading price or the United States Dollar equivalent of the Stock calculated by dividing the total value by the total volume of Stock on the Exchange where the majority of the trading volume and value of the Stock occurs, for the five trading days immediately preceding the relevant date; -"

A SAR entitles the holder of the related option, upon exercise of the SAR, to surrender such option or any portion thereof to the extent unexercised, and to receive payment of an amount determined by multiplying (i) the excess of the Fair Market Value of the Class A common shares immediately preceding the date of exercise of such SAR over the option price under the related option, by
(ii) the number of shares as to which such SAR has been exercised. Notwithstanding the foregoing, the agreement evidencing the SAR may limit in any manner the amount payable with respect to any SAR.

The maximum number of shares of Class A common shares issuable to insiders:
a) at any time, under all security based compensation arrangements, cannot exceed 10% of the outstanding shares of Stock of the Company on the date of grant; and b) within any one year period, under all security based compensation arrangements, cannot exceed 10% of the outstanding common shares on the date of grant.

Each option grant is limited to a maximum duration of 10 years from the time it is granted, except that an incentive stock option granted to a ten percent shareholder shall have a maximum duration of five years from the time it is granted and the vesting period is discretionary.

All Options shall be exercisable, during the Optionee's lifetime, only by the Optionee or by the guardian or legal representative of the Optionee or its alternative payee pursuant to such qualified domestic relations order, it being understood that the terms "holder" and "optionee" include the guardian and legal representative of the Optionee named in the Option Agreement and any person to whom an Option is transferred by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order or a gift permitted by the Plan. Notwithstanding the above, incentive stock options shall only be transferable by will or by the laws of descent and distribution.

The Plan provides the following for termination of employment with regard to the options outstanding at the date of termination: Retirement -Any then outstanding options under the Plan may be exercised at any time prior to the earlier of the expiration date of the outstanding options or 12 months after the date of retirement; For Cause -Any then outstanding options become null and void; Involuntary Termination of Employment -Any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 30 days after the date of termination; Voluntary Termination of Employment -Any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 90 days after the date of termination.

The Board may, at any time and from time to time, modify, amend, suspend or terminate the Plan in any respect. Amendments to the Plan shall be subject to stockholder approval to the extent required to comply with any exemption to the short swing-profit provisions of Section 16 (b) of the U.S. Exchange Act of 1934, as amended pursuant to rules and regulations promulgated there under, with the exclusion for performance-based compensation under Code
Section 162 (m), or with the rules and regulations of any securities exchange on which the Shares are listed.

Options to Purchase Securities From the Registrant or Subsidiaries

Gold Reserve Inc.

The following table sets forth the number of Class A common shares of Gold Reserve Inc. subject to options, which were held by the Named Executives Officers and Directors of the Company at December 31, 2005. As a group, officers and Directors of the Company (10 persons) held 2,091,147 options to purchase Class A common shares of the Company.


                  No. of Class A
                   common shares       Exercise    Expiry
Name             subject to option      Price       Date
------------------------------------------------------------

Rockne J. Timm        486,867          $ 0.72  December 2006
                       45,000            3.39      July 2009

A. Douglas Belanger   401,303          $ 0.72  December 2006
                       30,000            3.39      July 2009

James P. Geyer        199,473          $ 0.72  December 2006
                       25,000            3.39      July 2009

James H. Coleman       69,444          $ 0.72  December 2006
                       75,000            4.00   January 2009

Patrick D. McChesney   90,674          $ 0.72  December 2006

Chris D. Mikkelsen     41,519          $ 0.72  December 2006
                       50,000            1.56       May 2008

Jean Charles Potvin    48,741          $ 0.72  December 2006

Robert A. McGuinness  197,415          $ 0.72  December 2006
                       11,500            4.14   October 2008
                       20,000            3.39      July 2009

Douglas E. Stewart     37,367          $ 0.72  December 2006
                       14,633            1.56       May 2008
                       11,000            4.14   October 2008
                       20,000            3.39      July 2009
                       40,000            3.69     March 2010


1 Mr. McChesney also held 90,000 options to purchase common shares of Great Basin Energies, Inc. a subsidiaries of the Company. These options are exercisable at $0.04 per share and expire 2008.

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

KSOP Plan

The Company also maintains a retirement plan, the KSOP Plan for the benefit of eligible employees of the Company. The KSOP Plan consists of two components- a salary reduction component (401(k)) and stock ownership component (ESOP) and is available to all eligible employees of the Company. Eligible employees are those who have been employed for a period in excess of one year and who have worked at least 1,000 hours during the year in which any allocation is to be made. Employee contributions to the 401(k) component of the KSOP Plan are limited in each year to the total amount of salary reduction the employee elects to defer during the year, which is limited in 2006 to $15,000 ($20,000 limit for participants who are 50 or more years of age, or who turn 50 during 2006).

Employer contributions, stated as a percentage of eligible compensation, are determined each year by the Board of Directors and allocations are made in the form of Class A Shares. The number of Class A Shares released for allocation is determined by multiplying the total eligible compensation by the contribution percentage approved by the Board of Directors and dividing that number by the average price of the Class A Shares remaining in the KSOP Plan for distribution. For KSOP Plan year 2006 the Company has adopted a "Safe Harbor" contribution of 3% of eligible compensation. As of December 31, 2005, 28,742 Class A Shares remained in the KSOP Plan to be allocated to KSOP Plan participants, representing approximately 0.08% of the issued and outstanding Common Shares of the Company at that time.

Total employer and employee annual contributions to an employee participating in both the 401(k) and ESOP components of the KSOP Plan are limited (in 2006) to a maximum of $44,000 ($49,000 limit for participants who are 50 or more years of age or who turn 50 during 2006). The annual dollar limit is an aggregate limit, which applies to all contributions made under this plan or any other cash or deferral arrangements. Distributions from the KSOP Plan are not permitted before the participating employee reaches the age of 59, except in the case of death, disability, and termination of employment by the Company or financial hardship. The employee stock ownership component of the KSOP Plan is qualified under Sections 421 and 423 of the U.S. Internal Revenue Code of 1986, as amended.

The Company allocated contributions to eligible KSOP Plan participants for plan years 2005, 2004, and 2003 of $280,074 (96,578 Class A Shares),
$254,779 (122,722 Class A Shares), and $216,432 (203,357 Class A Shares),
respectively. The aggregate number of Class A Shares for the three-year period is 422,657, which represents 1.6% of the current issued and outstanding Common Shares of the Company. See footnote 2 of "-Executive Compensation."

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

The Board met thirteen times during 2005 at which attendance, in person or by telephone, averaged 98%. Various matters were considered and approved by written resolution during the year.

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

Board Committees. The Board has delegated some of its authority to three committees of the Board. These are the Executive Committee, the Compensation Committee and the Audit Committee. The Board does not maintain a nominating committee or an orientation and education program for new Directors as suggested by the Report or a committee to deal with corporate governance matters generally. Decisions regarding recruitment of new Directors, assessment of current Directors, succession planning and other corporate governance matters are made by the full Board. The Board is of the view that, given the size of the Company and the fact that a majority of the Board members are independent of management, these matters can be appropriately dealt with by the full Board. During 2005, all of the Directors attended, in person or by phone, 98% of the meetings of the Board and Committees on which they served.

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

The Compensation Committee, which met twelve times during 2005, in person and by phone, consists of Chris D. Mikkelsen (Chair) and Jean Charles Potvin, both of who are unrelated Directors. The Compensation Committee has responsibility with respect to approving and advising the full Board on compensation matters involving officers of the Company as well as approving allocations to the KSOP Plan.

The Audit Committee, which met five times during 2005, in person and by phone, consists of Chris D. Mikkelsen (Chair), Patrick D. McChesney and JC Potvin, all of who are unrelated Directors. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent public accountants and monitors the independence and performance of our auditors. The Audit Committee monitors the integrity of our financial reporting process and systems of internal controls regarding finance, accounting and legal compliance. It reviews and reports to the Board the scope and results of audits by our outside auditor and reviews the audit and other professional services rendered by the outside auditor. The Audit Committee also reviews transactions between the Company and our directors and officers, our policies regarding those transactions and compliance with our business ethics and conflict of interest policies. The Board has delegated review of the quarterly financial statements to the Audit Committee prior to filing with regulatory agencies. The Audit Committee reports to the Board on its activities and findings.

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

Share Ownership by Directors and Management

The following table sets forth the share ownership in the Company by Directors and Named Executive Officers as of March 30, 2006 at which time the number of Class A common shares and Equity Units outstanding were 34,599,819 and 1,157,397, respectively.
                               Number of
                               Common Shares
                               Beneficially     Percent
Name                              Owned (1)   Ownership
--------------------------------------------------------
Rockne J. Timm(2)(3)(4)         1,390,652       3.8
A. Douglas Belanger(2)(3)       1,447,675       3.9
James P. Geyer                    459,267       1.3
Robert A. McGuinness(2)(3)        435,925       1.2
Douglas E. Stewart                247,813       0.7
James H. Coleman(2)(3)            253,250       0.7
Patrick D. McChesney(2)(3)         93,174       0.3
Chris D. Mikkelsen(2)(3)(4)       284,500       0.8
Jean Charles Potvin                83,604       0.2


(1) Includes for each individual shares issuable pursuant to presently exercisable options for common shares as of March 30, 2006 or options exercisable within 60 days of March 30, 2006 as follows: Mr. Timm, 531,867; Mr. Belanger, 431,303; Mr. Geyer, 224,473; Mr. McGuinness 228,915;
Mr. Stewart 123,000; Mr. Coleman, 144,444; Mr. McChesney, 90,674; Mr. Mikkelsen, 50,000; Mr. Potvin, 48,741.

(2)  Messrs. Timm, Belanger, McGuinness, Coleman, McChesney, and
Mikkelsen are Officers or Directors of Great Basin Energies, Inc., which owns 491,192 common shares, or 1.3% of the outstanding common shares. The foregoing individuals beneficially own 8.6%, 5.4%, 0.4%, 2.2%, 1.6%, and 1.1%, respectively, of the outstanding common shares of Great Basin Energies, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in Great Basin Energies, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the common shares owned by Great Basin Energies, Inc.

(3) Messrs. Timm, Belanger, McGuinness, Coleman, McChesney, and Mr. Mikkelsen are Officers or Directors of MGC Ventures, Inc., which owns 258,083 common shares, or 0.7% of the outstanding common shares of the Company. The foregoing individuals beneficially own 9.5%, 9.7%, .9%, 4.1%, 3.0%, and 2.0% respectively, of the outstanding common shares of MGC Ventures, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in MGC Ventures, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the common shares owned by MGC Ventures, Inc.

Number of Employees

As of March 28, 2006, the Company employed ten full time personnel from its Spokane, Washington, office and approximately 55 people in Venezuela, of which approximately 33 are located at the Brisas Project. In addition, the Company employs a number of independent consultants and contractors that are not included as employees. The Company maintains a corporate office in Caracas and manages day-to-day activities of Venezuelan operations from its Puerto Ordaz office.

Item 7. Major Shareholders and Related Party Transactions

Control of Registrant

We are not directly or indirectly owned or controlled by another corporation or by any foreign government. To the best of our knowledge no company or government beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 5% of the voting rights attached to the Company's issued Class A common shares as of the date of this report except for Strongbow capital and its affiliates, which owns approximately 5.7% of the Company's issued Class A common shares. Directors and the Named Executives Officers as a group own 4,928,255 shares (including 1,999,628 shares subject to options exercisable within 60 days), or 13.5% of the total shares issued. See "-Directors, Senior Management and Employees- Share ownership by Directors and Management." We have no knowledge of any arrangements that may, at a subsequent date, result in a change in our control.

Related Party Transactions

The Directors, officers and principal shareholders of the Company and associates, affiliates and close family members of the foregoing have had no material interest, direct or indirect, in any transaction in which the Company has participated during the last three fiscal years other than as noted below. No Director and Named Executive Officer of had any indebtedness to the Company during the last fiscal year.

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

Item 8. Financial Information

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For a discussion of the principal differences between accounting principles generally accepted in Canada and the United States, please refer to note 11 to the consolidated financial statements, included elsewhere in this annual report. A consolidated balance sheet is presented for fiscal years 2005 and 2004 along with consolidated statements of operations, cash flow and changes in shareholders' equity, which are presented for fiscal 2005, 2004 and 2003. Reference is made to Item 3 for the Company's policy on dividends and Item 17 for detailed financial information.

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


Last Six Months                   TSX                         AMEX (1)
                              High    Low                   High    Low
                          Canadian Dollars                  U.S. Dollars
------------------------------------------------------------------------
March
(through 03/28/06)         $ 6.32  $ 5.40                 $ 5.40  $ 4.69
February                     6.67    5.27                   5.83    4.56
January                      7.07    3.54                   6.58    3.04
December                     3.51    2.81                   3.02    2.42
November                     2.63    2.11                   2.23    1.76
October                      2.86    2.35                   2.43    2.03

Last Nine Quarters
                                  TSX                           AMEX(1)
                                  2006                          2006
                              High    Low                   High     Low
------------------------------------------------------------------------------
First Quarter               $ 7.07  $ 3.54                $ 6.58  $ 3.04

                          2005          2004            2005         2004
                      High    Low    High   Low     High    Low   High    Low
                           Canadian Dollars                U.S. Dollars
------------------------------------------------------------------------------
Fourth Quarter       $3.51  $ 2.11  $6.70  $5.32    $3.02  $1.76  $5.66  $4.30
Third Quarter         4.38    2.40   5.87   4.07     3.60   2.02   4.67   3.15
Second Quarter        4.82    3.60   5.70   3.70     3.96   2.82   4.31   2.74
First Quarter         5.74    4.18   6.89   4.39     4.72   3.54   5.33   3.35


Last Five Years                   TSX                          AMEX(1)
                              High    Low                   High    Low
                          Canadian Dollars                  U.S. Dollars
------------------------------------------------------------------------------
2005                        $5.74    $2.11                 $4.72    $1.76
2004                         6.89     3.70                  5.66     2.74
2003                         7.58     1.77                  5.86     1.16
2002                         3.31     1.06                  2.24     0.71
2001                         1.85     0.68                  1.22     0.44

(1) Previous to October 3, 2003, quotes are from the OTC market.

On March 28, 2006, the closing price for a Class A common share of the Company was Cdn $6.03 per share on the TSX and U.S. $5.19 per share on the AMEX. As of March 28, 2006, there were a total of 35,313,727 Class A common shares issued and 1,085,099 Class B common shares issued.

The number of holders of Class A and Class B common shares of record on March 28, 2006 was approximately 870. Based on recent mailings to shareholders, the Company believes its common shares are owned beneficially by approximately 8,420 shareholders. An estimated 46% of the Company's shareholders are Canadian residents who own approximately 68% of the Company's outstanding shares, with the remaining outstanding shares owned primarily by U.S. residents.

Item 10. Additional Information

Memorandum and Articles of Association

Information under this heading is included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the U.S. Securities and Exchange Commission on November 27, 1998 and incorporated by reference herein. All referenced documents concerning the Company referenced in this annual report may be examined at the Company's executive offices located at 926 West Sprague Avenue, Suite 200, Spokane, WA 99201, USA or through the U.S. Securities and Exchange Commission's website at http://www.sec.gov

Material contracts

During the past two years, the Company has entered into one material contract (identified in Exhibit 3.3), other than through the ordinary course of business.

Exchange Controls and Other Limitations Affecting Security Holders

There are no Canadian laws that restrict the export or import of capital, including foreign exchange controls, or that affect the payment of dividends to non-resident holders, except as described below under the heading "Taxation".

Presently, the Company does not carry on any mining business in Canada. If, however, in the future the Company carries on a Canadian business, as defined in the Investment Canada Act, a direct or indirect acquisition of control of such a Canadian business by non-Canadians may be subject to either notification or review under the Investment Canada Act. Under the Investment Canada Act, subject to certain specified exceptions, acquisitions of control by non-Canadians of Canadian businesses, which exceed specified financial thresholds, are reviewable (i.e., require the prior approval of the federal Minister of Industry and/or the federal Minister of Canadian Heritage based on a "net benefit to Canada" test). Any acquisition of control of a Canadian business by a non-Canadian that does not exceed the applicable review threshold is merely subject to notification to Investment Canada, a government agency within Industry Canada and in certain limited circumstances to the Cultural Sector Investment Review office of the Department of Canadian Heritage.

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

The Company maintains a Shareholder Rights Plan, which is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Plan is designed to give the board of directors time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company's outstanding shares without complying with the "permitted bid" provisions of the Shareholder Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time. In 2006, the shareholders approved an amendment to continue the Shareholder Rights Plan until June 30, 2009.

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

For purposes of this discussion regarding U.S. federal income tax consequences, a "U.S. Holder" is any beneficial owner of the Company's common shares that is, for U.S. federal income tax purposes, a citizen or resident of the United States (including certain former citizens and former long-term residents), a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (a) the administration of the trust is subject to the primary supervision of a U.S. court and the trust has one or more U.S. persons with authority to control all substantial decisions or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as U.S. person. A "Non-U.S. Holder" is any shareholder other than a U.S. Holder. The discussion below assumes that the Company's common shares are held as a capital asset within the meaning of Section 1221 of the Code.

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

In the case of non-corporate U.S. Holders, the federal income tax rate applicable to dividends received in years beginning prior to 2009 may be lower than the rate applicable to other categories of ordinary income if certain conditions are met. Dividends will not qualify for the reduced rate, however, if the corporation is treated, for the tax year in which the dividends are paid or the preceding tax year, as a "passive foreign investment company" for U.S. federal income tax purposes. As discussed below, for the year ended December 31, 2005, the Company was considered a "passive foreign investment company."

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

A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to the Company's common shares that are treated as a dividend for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct of a trade or business within the U.S. by the Non-U.S. Holder (and are attributable to a permanent establishment maintained in the U.S. by such Non-U.S. Holder if an applicable income tax treaty so requires as a condition for such Non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of income from the Company's common shares), in which case the Non-U.S. Holder generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder. Any such effectively connected dividends received by a corporate Non-U.S. Holder also may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions that are treated as capital gain for U.S. federal income tax purposes unless such Non-U.S. Holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of the Company's common shares, as discussed below.

Subject to certain limitations, a U.S. Holder may elect to claim a credit against its U.S. federal income tax liability for the Canadian tax withheld from any dividends paid on the Company's common shares. A U.S. Holder who does not make such an election instead may deduct the Canadian tax withheld, but only for a year in which such U.S. Holder elects to do so with respect to all creditable foreign taxes paid by such U.S. Holder. For U.S. foreign tax credit purposes, for taxable years beginning before January 1, 2007, dividends on the shares will generally constitute foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income." However, for taxable years beginning after December 31, 2006, dividends paid on the common shares generally will be treated as "passive income" (or "general income for certain U.S. Holders"). If, and for so long as, the Company is a United States-owned foreign corporation, dividends paid by the Company on the common shares may, subject to certain exceptions and elections, instead be treated for United States foreign tax credit purposes as partly foreign source "passive income" (or "financial services income for certain U.S. Holders") for taxable years beginning before January 1, 2007 or "passive income" (or "general income for certain U.S. Holders") for taxable years beginning after December 31, 2006, and partly United States-source income, in proportion to the earnings and profits of the Company in the year of such distribution allocable to foreign and United States sources, respectively.
The Company will be treated as a United States-owned foreign corporation if stock representing 50% or more of the voting power or value of the stock of the Company is held, directly or indirectly, by U.S. holders. No assurance can be given as to whether the Company is or will become a United-States-owned foreign corporation.

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



Controlled Foreign Corporation Status

Under Section 951(a) of the Code, each "United States shareholder" of a "controlled foreign corporation" ("CFC") must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not actually distributed to the "United States shareholder". In addition, gain on the sale of stock in a CFC realized by a "United States shareholder" is treated as ordinary income, eligible for the reduced tax rate applicable to certain dividends, to the extent of such shareholder's proportionate share of the CFC's undistributed earnings and profits accumulated during such shareholder's holding period for the stock. Section 951(b) of the Code defines a United States shareholder as any U.S. corporation, citizen, resident or other U.S. person who owns (directly or through certain deemed ownership rules) 10% or more of the total combined voting power of all classes of stock of a foreign corporation. In general, a foreign corporation is treated as a CFC only if such United States shareholders collectively own more than 50% of the total combined voting power or total value of the foreign corporation's stock. Under these rules the Company does not expect to be a CFC. If the Company is treated as a CFC, the Company's status as a CFC should have no adverse effect on any shareholder of the Company that is not a "United States shareholder."


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

For the year ended December 31, 2005, the Company was a PFIC because it met the Income Test. As a consequence, each shareholder who is a U.S. Holder, in the absence of an election by such holder to treat the Company as a "qualified electing fund" (a "QEF" election), as discussed below, will, upon certain distributions by the Company or upon disposition of the Company's common shares at a gain, be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated plus interest on the tax, as if the distribution or gain had been recognized ratably over the U.S. Holder's holding period for the Company's common shares while the Company was a PFIC. Additionally, a U.S. Holder who acquires the Company's common shares from a decedent who failed to make a QEF election will generally be denied the normally available step-up of the income tax basis for such shares to fair market value at the date of death and, instead, would have a tax basis equal to the decedent's tax basis, if lower, in the shares.

A U.S. Holder who owns the Company's common shares during a period when the Company is a PFIC will be subject to the foregoing PFIC rules, even if the Company ceases to be a PFIC, unless such U.S. Holder makes a QEF election in the first year in which the U.S. Holder owned the Company's common shares and the Company was considered a PFIC. A U.S. Holder who makes such a QEF election will be entitled to treat any future gain on the sale of the Company's common shares as capital gain and will not be denied the tax basis step-up at death described above. Additionally, a U.S. Holder who makes a QEF election will, for each taxable year the Company is a PFIC, include in income a pro rata share of the ordinary earnings of the Company as ordinary income and a pro rata share of any net capital gain of the Company as long-term capital gain, subject to a separate election to defer payment of taxes (such deferral is subject to an interest charge.) The Company, at the request of a U.S. Holder electing to have the Company treated as a QEF, will comply with the applicable information reporting requirements.

A U.S. Holder who makes a QEF election for the year in which the Company first becomes a PFIC (and complies with certain U.S. federal income tax reporting requirements) should not have any material adverse U.S. federal income tax consequences because the Company had no ordinary earnings or net capital gains during the year ended December 31, 2005. In addition, the Company believes that it will not have any ordinary earnings or net capital gains in future years in which it may be a PFIC. However, no assurance can be given as to this expectation. U.S. Holders are urged to consult their tax advisors concerning the application of the U.S. federal income tax rules governing PFICs in their particular circumstances.

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

As a PFIC, each U.S. Holder choosing to make a QEF election would be required annually to file an IRS Form 8621 (Return by a shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with such U.S. Holder's timely filed income tax return (or directly with the IRS if the U.S. Holder is not required to file an income tax return). A U.S. Holder choosing to make a QEF election also must include with its income tax return a shareholder election statement and the PFIC annual information statement that the Company will provide. If the Company determines that it was a PFIC during the year, within two months after the end of each such year the Company intends to supply the PFIC annual information statement necessary to make the QEF election for such year.

Due to the complexity of the PFIC rules, a U.S. Holder should consult his or her own tax advisor regarding the Company's status as a PFIC for tax year ending December 31, 2005 or a subsequent year, and the eligibility, manner and advisability of making a QEF election or a mark-to-market election.

Backup Withholding and Information Reporting

In general, dividend payments or other taxable distributions on the Company's common shares or proceeds from the disposition thereof paid by a U.S. paying agent or other U.S. intermediary to a non-corporate U.S. Holder may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding generally would not apply to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certifications or if the U.S. Holder is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Certain Non-U.S. Holders receiving payments in the U.S or through certain U.S. financial intermediaries should establish their exemption from information reporting or backup withholding by providing certification of non-U.S. status on IRS Form W-8 BEN, as applicable.

Amounts withheld as backup withholding may be credited against the U.S. Holder's federal income tax liability. Additionally, a U.S. Holder or Non-U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding regime by timely filing the appropriate claim for refund with the IRS and furnishing any required information. Copies of any information returns filed with the IRS may be made available by the IRS, under the provisions of a specific treaty or agreement, to the taxing authorities of the country in which the Non-U.S. Holder resides or is organized.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Company currently does not enter into any hedging transactions or hold any derivative instruments. The carrying amounts for cash and cash equivalents, marketable securities, deposits, advances and other, accrued interest and accounts payable and accrued expenses on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. In order to limit its market risk, the Company diversifies its cash and investment holdings into U.S. treasury and agency obligations and major financial institutions and corporations. The fair value of investments in marketable securities is disclosed in Note 2 to the Consolidated Financial Statements. See "-Item 3. Key Information -Risk Factors -Future hedging activities could negatively impact future operating results."

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

d) In connection with the evaluation described above, the Company's management, including the chief executive officer and chief financial officer, identified no change in the Company's internal control over financial reporting that occurred during the Company's fiscal year ended December 31, 2005, and that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Audit Committee is comprised of three members: Mr. Chris Mikkelsen, Mr. Patrick McChesney and Mr. Jean Charles Potvin. The Board has made the affirmative determination that all members of the Audit Committee are "independent" pursuant to the criteria outlined by AMEX, Canadian Securities Act NI 52-110 and Rule 10A-3 of the U.S. Securities and Exchange Act of 1934, as amended. Mr. Mikkelsen is a Certified Public Accountant ("CPA") and shareholder in McDirmid, Mikkelsen, Secrest PS, a large local CPA practice. Mr. McChesney is a CPA and a past and present financial executive for a number of companies. Mr. Potvin is President and CEO of Tiomin Resources, Inc. a resources company based in Toronto, Canada, has an MBA-Finance and was an investment analyst at Burns Fry Ltd for 13 years. Mr. Mikkelsen serves as the "audit committee financial expert" (as defined in Item 16A to Form 20-F), although the Board believes that all members of the Audit Committee have sufficient knowledge and experience to satisfy the "financial sophistication" requirement of the AMEX and to serve as the Committee's "audit committee financial expert." Our Audit Committee's Charter can be found on our website at goldreserveinc.com in the Investor Relations section under corporate governance.

Item 16B. Code of Ethics

The company has adopted a Code of Ethics and Conduct that is applicable to all its directors, officers and employees. The Code of Ethics contains general guidelines for conducting the business of the company. The Code was amended and approved by the Board of Directors effective March 24, 2006. There have been no waivers to this Code since its inception. We intend to disclose future amendments to, or waivers from, certain provisions of the Code on our website within five business days following the date of such amendment or waiver. A copy of the Code of Ethics and Conduct is posted on the Company's website ( HYPERLINK "http://www.goldreserveinc.com" www.goldreserveinc.com). We believe that our Code of Ethics and Conduct constitutes a "code of ethics" as defined by the U.S. Securities and Exchange Commission and a "code of ethics and conduct" pursuant to the criteria outlined by AMEX.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The aggregate Audit Fees billed for professional services rendered by PricewaterhouseCoopers LLP ("PwC") for the audit of our annual financial statements or services that are normally provided by PwC in connection therewith for 2005 and 2004 were 75,000 and $42,100, respectively,

Audit-Related Fees

The aggregate Audit-Related Fees for professional services rendered by PwC for services connected with our quarterly reports and securities filing documents for 2005 and 2004 were $22,000 and $15,700, respectively.

Tax Fees

The aggregate Tax Fees for professional services rendered by PwC for tax planning, compliance and return preparation services for 2005 and 2004 were 79,750 and $3,668, respectively.

All Other Fees

None.

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

Item 16D. Exemptions From the Listing Standards for Audit Committees

Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated
Purchasers

Not Applicable


PART III
Item 17. Financial Statements
Index to Consolidated Financial Statements

Management's Report
Auditors Report
Consolidated Balance Sheets
December 31, 2005 and 2004
Consolidated Statements of Operations
for the years ended December 31, 2005, 2004 and 2003
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2005, 2004 and 2003
Consolidated Statements of Cash Flows
for the years ended December 31, 2005, 2004 and 2003
Notes to Consolidated Financial Statements

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

s/ Rockne J. Timm                s/ Robert A. McGuinness
Chief Executive Officer          Vice President-Finance and CFO
March 30, 2006                   March 30, 2006


AUDITORS Report

To the Shareholders of Gold Reserve Inc.

We have audited the consolidated balance sheets of Gold Reserve Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, cash flows and changes in shareholders' equity for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

s/PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia, Canada
February 17, 2006



Comments by Auditors for United States Readers on Canada-United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the changes in accounting for stock based compensation and asset retirement obligations as described in note 1 to the financial statements. Our report to the shareholders dated February 17, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

s/PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia, Canada
February 17, 2006



GOLD RESERVE INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004
(Expressed in U.S. Dollars)
                                               2005              2004
ASSETS                                      -----------------------------
Cash and cash equivalents                   $19,370,252       $27,178,705
Marketable securities                         2,985,234         5,528,776
Deposits, advances and other                    442,130           336,128
Accrued interest                                                   13,444
                                            -----------------------------
Total current assets                         22,797,616        33,057,053

Property, plant and
  equipment, net                             58,016,102        52,535,018
Other                                         1,141,154         1,013,460
                                            -----------------------------
Total assets                                $81,954,872       $86,605,531
                                            =============================

LIABILITIES
Accounts payable and
   accrued expenses                         $ 1,187,565       $ 1,307,635
Minority interest in
  consolidated subsidiaries                   1,129,541         1,121,838
                                            -----------------------------
Total liabilities                             2,317,106         2,429,473

Commitments

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
  Authorized:     Unlimited
  Issued:         None
Common shares
   and Equity Units:                        140,512,063       136,907,516

Class A common shares, without par value
  Authorized:    Unlimited
  Issued:        2005  35,196,287  2004 33,715,795
  Outstanding:   2005  34,902,200  2004 33,421,708
Equity Units
  Issued:        2005   1,110,020  2004  1,157,397
  Outstanding:   2005     610,745  2004    658,122

Less, common shares and
   equity units held by affiliates             (674,598)         (674,598)
Stock options                                 1,867,537         1,004,197
Accumulated deficit                         (61,983,016)      (52,955,734)
KSOP debt                                       (84,220)         (105,323)
                                            -----------------------------
Total shareholders' equity                   79,637,766        84,176,058
                                            -----------------------------
Total liabilities and
  shareholders' equity                      $81,954,872       $86,605,531
                                            =============================
The accompanying notes are an integral part of the consolidated financial statements.
Expressed in U.S. Dollars

Approved by the Board of Directors:

s/ Chris D. Mikkelsen                   s/ Patrick D. McChesney


GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2005, 2004 and 2003


                                        2005           2004            2003
                                        --------------------------------------
Other Income:
Interest income                       $ 859,945      $ 529,838       $ 594,006
Gain on sale of
  marketable securities                 542,923        370,043         176,375
                                      ----------------------------------------
                                      1,402,868        899,881         770,381
                                      ----------------------------------------
Expenses:
General and administrative            5,054,420      3,079,597       1,860,312
Technical services                    3,876,928      2,391,194       2,027,391
Corporate communications                662,350        674,786         419,394
Legal and accounting                    749,208        236,924         276,291
Foreign currency (gain) loss             78,070          4,322        (156,314)
Minority interest in net income
(loss) of consolidated subsidiaries       7,703         (4,313)         45,910
                                     -----------------------------------------
                                     10,428,679      6,382,510       4,472,984

Net loss before tax                  (9,025,811)    (5,482,629)     (3,702,603)
Income tax                                1,471                          4,733
                                     -----------------------------------------
Net loss                           $ (9,027,282)  $ (5,482,629)   $ (3,707,336)
                                     =========================================
Net loss per share
   basic and diluted                   $  (0.26)      $  (0.19)       $  (0.15)
                                     =========================================
Weighted average common
   shares outstanding                35,048,800     29,215,727      24,636,083
                                     =========================================
The accompanying notes are an integral part of the consolidated financial statements.
Expressed in U.S. Dollars




GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2005, 2004 and 2003



                                                                                             Common Shares and
                                  Common Shares and Equity Units Issued       Accumulated    Equity Units
                                  Common Shares   Equity Units     Amount        Deficit     Held by Affiliates
--------------------------------------------------------------------------------------------------------
Balance, December 31, 2002         22,996,158      1,289,980     102,498,071   (43,346,668)    (674,598)
Equity units exchanged for
  common shares                        52,100        (52,100)
Net loss                                                                        (3,707,336)
Common shares issued                4,702,000                     10,473,354
--------------------------------------------------------------------------------------------------------
Balance, December 31, 2003        27,750,258        1,237,880    112,971,425   (47,054,004)    (674,598)
Equity units exchanged for
  common shares                       80,483          (80,483)
Net loss                                                                        (5,482,629)
Stock option compensation
  from 2002 and 2003                                                              (419,101)
Common shares issued               5,885,054                      23,936,091
--------------------------------------------------------------------------------------------------------
Balance, December 31, 2004        33,715,795        1,157,397    136,907,516   (52,955,734)    (674,598)
Equity units exchanged for
common shares                         47,377          (47,377)
Net loss                                                                        (9,027,282)
Common shares issued               1,433,115                       3,604,547
--------------------------------------------------------------------------------------------------------
Balance, December 31, 2005        35,196,287        1,110,020   $140,512,063  $(61,983,016)   $(674,598)
========================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.
Expressed in U.S. Dollars

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005, 2004 and 2003

                                         2005           2004           2003
Cash Flow from Operating Activities:
Net loss                             $(9,027,282)   $(5,482,629)   $(3,707,336)
Adjustments to reconcile
net loss to net cash used
by operating activities:
 Stock option compensation               863,340        599,423
 Depreciation                             93,157         58,179         44,630
 Amortization of premium (discount)
 on corporate debt securities             (2,251)       102,481        106,583
 Foreign currency (gain) loss             78,070          4,322       (156,314)
 Minority interest in net
 income (loss) of
 consolidated subsidiaries                 7,703         (4,313)        45,910
Net gain on disposition of
 marketable securities                  (542,923)      (370,043)      (176,375)
Shares issued for
 compensation and KSOP                 1,013,306        453,698        520,032

Changes in non-cash working capital:
 (Increase) decrease in dep osits,
 advances and accrued interest           (92,558)       138,999          9,120
 Increase (decrease) in accounts
 payable and accrued expenses           (120,070)       541,775        415,599
------------------------------------------------------------------------------
Net cash used by
 operating activities                 (7,729,508)    (3,958,108)    (2,898,151)
==============================================================================

Cash Flow from Investing Activities:

Purchase of marketable
 securities                           (3,903,158)    (3,796,779)    (7,375,099)
Purchase of property,
 plant and equipment                  (5,574,241)    (6,466,880)       (26,551)
Proceeds from the sale
 and maturity of marketable
 securities                            6,991,874      6,986,043      9,940,182
Other                                   (205,764)      (384,169)       192,735
------------------------------------------------------------------------------
Net cash provided (used)
 by investing activities              (2,691,289)    (3,661,785)     2,731,267
==============================================================================

Cash Flow from Financing Activities:

Proceeds from issuance
 of common shares                      2,612,344     23,467,095      9,913,755
------------------------------------------------------------------------------
 Net cash provided by
 financing activities                  2,612,344     23,467,095      9,913,755
==============================================================================

Change in Cash and Cash Equivalents:

Net increase (decrease)
 in cash and
 cash equivalents                     (7,808,453)    15,847,202      9,746,871

Cash and cash equivalents
 - beginning of year                  27,178,705     11,331,503      1,584,632
------------------------------------------------------------------------------
Cash and cash equivalents
 - end of year                       $19,370,252    $27,178,705    $11,331,503
==============================================================================
Supplemental Cash Flow Information

Non-cash investing and financing activities:
Issuance of common
 shares as compensation                 $733,232       $198,919       $303,599
Issuance of common
 shares to KSOP Plan                    $258,971       $255,750       $256,000

The accompanying notes are an integral part of the consolidated financial statements.
Expressed in U.S. Dollars

1.The Company and Significant Accounting Policies:

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

These consolidated financial statements include the accounts of the Company, Gold Reserve Corporation, two domestic subsidiaries, Great Basin Energies, Inc. ("Great Basin") and MGC Ventures Inc. ("MGC Ventures"), four Venezuelan subsidiaries, two Barbados subsidiaries and five Aruba subsidiaries which were formed to hold the Company's interest in its foreign subsidiaries or for future transactions. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's policy is to consolidate those subsidiaries where majority control exists. The Company believes it exercises majority control of Great Basin and MGC Ventures.

Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. At December 31, 2005 and 2004, the Company had approximately $702,000 and $130,000, respectively, in Venezuela and banks outside Canada and the United States.

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

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property's economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

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

Income Taxes. The Company uses the liability method of accounting for income taxes. Future tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The future tax assets or liabilities are calculated using the substantively enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

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

At December 31, 2005 and as of the date of this report, nearly all of our non-cash assets, including our primary mining asset, the Brisas Project, were located in Venezuela. Our operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political, labor and economic developments or unrest, currency and exchange controls and import/export restrictions, government bureaucracy and corruption and uncertain legal enforcement. We have not experienced any significant adverse impact to date on our operations in Venezuela nor have we curtailed our investment activities in the country. However, one or more of the issues described herein or other factors beyond our control could adversely affect our operations and investment in Venezuela in the future.

Management's capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs are based on, among other things, the Company's estimate of current mineral reserves which are based on engineering and geological estimates, estimated gold and copper prices, estimated plant construction and operating costs and the procurement of all necessary regulatory permits and approvals. These estimates could change in the future and this could affect the carrying value and the ultimate recoverability of the amounts recorded as property and mineral rights and capitalized exploration and development costs. The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A and B common shares outstanding during each year, which has been reduced by the common shares owned by Great Basin and MGC Ventures. As of December 31, 2005, 2004 and 2003, there were 3,148,844, 3,316,374 and 3,204,124 shares, respectively, available for issuance pursuant to the exercise of previously granted share options. In addition, at December 31, 2005 and 2004 there were 2,680,500 and 4,680,400 shares, respectively, available for issuance upon exercise of common share purchase warrants. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Variable Interest Entities. Effective January 1, 2005, the Company adopted the new Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities." The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. The Company has determined that it has no variable interest entities.

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

2.      Marketable Securities:
                                     Amortized Cost/      Quoted
                                     Carrying Value      Market Value
2005
Temporary:
Corporate debt securities            $    323,581       $    324,000
Equity securities                       2,661,653          6,774,557
                                     -------------------------------
Total                                $  2,985,234       $  7,098,557
                                     ===============================

2004
Temporary:
Corporate debt securities            $    503,226       $    502,425
Equity securities                       5,025,550          8,069,528
                                     -------------------------------
Total                                $  5,528,776       $  8,571,953
                                     ===============================
Debt securities at December 31, 2005 and 2004 yield between 2% and 4%.

3.      Property, Plant and Equipment:
                                                  Accumulated
                                     Cost         Depreciation         Net
2005
United States
Furniture and office equipment      $   339,889    $ (260,120)   $    79,769
Leasehold improvements                   35,633       (35,633)             -
                                    ----------------------------------------
                                    $   375,522    $ (295,753)   $    79,769
                                    ----------------------------------------
Foreign
Property and mineral rights         $11,252,335                  $11,252,335
Capitalized exploration costs        46,381,380                   46,381,380
Buildings                               292,967    $ (265,517)        27,450
Furniture and office equipment          472,196      (421,916)        50,280
Transportation equipment                504,147      (283,300)       220,847
Machinery and equipment                 316,552      (312,511)         4,041
                                    ----------------------------------------
                                     59,219,577    (1,283,244)    57,936,333
                                    ----------------------------------------
Total                               $59,595,099   $(1,578,997)   $58,016,102
                                    ========================================
2004
United States
Furniture and office equipment      $   303,530   $  (236,887)   $    66,643
Leasehold improvements                   35,633       (35,403)           230
                                    ----------------------------------------
                                    $   339,163   $  (272,290)   $    66,873
                                    ----------------------------------------
Foreign
Property and mineral rights         $11,252,335                  $11,252,335
Capitalized exploration costs        41,034,321                   41,034,321
Buildings                               288,222   $  (253,121)        35,101
Furniture and office equipment          448,355      (408,127)        40,228
Transportation equipment                378,784      (277,942)       100,842
Machinery and equipment                 316,552      (311,234)         5,318
                                    ----------------------------------------
                                     53,718,569    (1,250,424)    52,468,145
                                    ----------------------------------------
Total                               $54,057,732   $(1,522,714)   $52,535,018
                                    ========================================
4.      KSOP Plan:

The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. Unallocated shares are recorded as a reduction to shareholders' equity. Allocation of common shares to participants' accounts is at the discretion of the Company's board of directors, subject to certain limitations. The value of the shares allocated is recorded in the statement of operations with a reduction of the KSOP debt account. The Company allocated contributions to eligible participants for the Plan years 2005, 2004 and 2003 of $280,074, $254,779 and $216,432,
respectively. As of December 31, 2005, 28,742 common shares remain unallocated to plan participants.

5.      Share Option Plan:

The Company's Equity Incentive Plan (the "Plan") as amended in 2005, allows for the issuance of up to 3,650,000 Class A common share purchase options, in addition to any options issued pursuant to predecessor plans, to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. Share option transactions for the last three years are as follows:


	                                 2005                    2004                     2003
                                           Weighted                 Weighted                 Weighted
                                           Average                  Average                  Average
                                           Exercise                 Exercise                 Exercise
                               Shares      Price        Shares      Price        Shares      Price
Options outstanding at
 beginning of year            3,316,374      $1.39     3,204,124      $0.95     3,368,549      $0.80
Options exercised              (573,030)      1.00      (373,954)      0.99      (400,000)      0.74
Options canceled               (115,000)      4.16       (19,296)      1.13
Options granted                 520,500       3.21       505,500       3.88       235,575       1.74
                              ----------------------------------------------------------------------
Options outstanding at
 end of year                  3,148,844      $1.36     3,316,374      $1.39     3,204,124      $0.95
                              ----------------------------------------------------------------------
Options exercisable
 at end of year               2,530,682      $1.18     2,975,374      $1.13     3,087,588      $0.94
                              ======================================================================


                                           Price                    Price                    Price
                                           Range                    Range                    Range
Exercise price at end of year           $0.57-$4.14              $0.57-$4.90              $0.55-$4.14
Exercise price of exercisable options   $0.57-$4.14              $0.57-$4.14              $0.55-$4.14

The following table relates to stock options at December 31, 2005


                                                                      Weighted Average
                         Weighted          Weighted                     Exercise Price
Price        Number      Average Remaining Average          Number      of Exercisable
Range        Outstanding Contractual Life  Exercise Price   Exercisable Options
$0.57-$0.68      85,000      0.92           $0.62             85,000      $0.62
$0.72-$0.72   1,796,769      0.44           $0.72          1,796,769      $0.72
$0.82-$1.56     248,575      1.44           $1.20            203,575      $1.28
$1.89-$1.89     524,000      4.87           $1.89            135,422      $1.89
$2.15-$3.38     177,500      4.46           $2.75              6,250      $3.19
$3.39-$3.39     155,000      3.57           $3.39            155,000      $3.39
$3.68-$4.14     162,000      3.06           $3.95            148,666      $3.97
--------------------------------------------------------------------------------------
$0.57-$4.14   3,148,844      1.78           $1.36          2,530,682      $1.18
======================================================================================

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

The Company recorded additional compensation expense of $863,340 and $599,423 for stock options granted during 2005 and 2004. The fair value of the options granted was calculated using the Black-Scholes model. In 2005, the model assumed a weighted average risk free interest rate of 3.94%, expected life of three years, expected volatility of 65% and a dividend yield of nil. In 2004, the model assumed a risk free interest rate of 3.25%, expected life of five years, expected volatility of 65% and a dividend yield of nil.

Had the fair value method of accounting been followed in prior years, the Company would have recorded additional compensation expense of $406,108 in 2003. The fair value of the options granted in 2003 was calculated using the Black-Scholes model and assumed a weighted average risk free interest rate of 3.7%, expected life of five years, weighted average expected volatility of 84% and a dividend yield of nil. This adjustment would have resulted in proforma basic and diluted net loss per share of $0.17 in 2003.

6.     Related Party Transactions:

MGC Ventures. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of MGC Ventures. At December 31, 2005 and 2004, the Company owned 12,062,953 common shares of MGC Ventures, which represented 47% of its outstanding shares. MGC Ventures owned 276,642 common shares of the Company at December 31, 2005 and 2004. In addition, MGC Ventures owned 280,000 common shares of Great Basin at December 31, 2005 and 2004. During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

Great Basin. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of Great Basin. At December 31, 2005 and 2004, the Company owned 15,661,595 common shares of Great Basin, which represented 47% of its outstanding shares. Great Basin owned 516,720 common shares of the Company at December 31, 2005 and 2004. Great Basin also owned 170,800 common shares of MGC Ventures at December 31, 2005 and 2004. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

Notes Receivable from Officers. As of December 31, 2003, the Company had $109,100 in notes receivable from officers bearing interest of between 4.6% and 5.2% and payable on or before December 31, 2005. The notes were paid in full in 2004.

7.      Income Tax:

No income tax benefit has been recorded for the three years ended December
31, 2005. The Company's Venezuelan subsidiaries are subject to Venezuelan income tax but have not paid or accrued any income tax during the three years ended December 31, 2005. Income tax accrued by the Company's domestic subsidiaries during 2005, 2004 and 2003 amounted to $1,471, $0 and $4,733, respectively. The Company has recorded a valuation allowance to reflect the estimated amount of the future tax asset which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for future tax assets may be reduced in the near term if the Company's estimate of future taxable income changes. The components of the future income tax assets and liabilities (excluding Venezuela) as of December 31, 2005 and 2004 were as follows:

                                         Future Tax Asset (Liability)
                                             2005              2004
Accounts payable and accrued expenses     $130,976          $140,028
Investment income                           (4,080)           (4,570)
Property, plant and equipment            8,509,642         8,509,277
                                         ---------------------------
Total temporary differences              8,636,538         8,644,735
Net operating loss carry forward         9,400,040         7,067,835
Alternative minimum tax credit              19,871            19,871
                                         ---------------------------
Total temporary differences,
 operating losses and tax credit
 carry forwards                         18,056,449        15,732,441
Valuation allowance                    (18,056,449)      (15,732,441)
                                        ----------------------------
Net deferred tax asset                        $  -             $   -
                                        ============================

7.       Income Tax, continued:

At December 31, 2005, the Company had the following U.S. and Canadian tax basis loss carry forwards and tax credits:

                                    U.S.       Canadian      Expires
Regular tax net operating loss:

                                 $ 272,248      $ 335,982      2006
                                 1,650,395        224,852      2007
                                 1,244,312        329,243      2008
                                   688,808        433,376      2009
                                   341,750      1,009,268      2010
                                   645,622                     2011
                                 1,424,144                     2012
                                         -      1,742,794      2014
                                         -      2,608,269      2015
                                 1,386,674                     2018
                                 1,621,230                     2019
                                   665,664                     2020
                                   896,833                     2021
                                 1,435,774                     2022
                                 1,806,275                     2023
                                 2,760,522                     2024
                                 4,123,142                     2025
                               ------------------------------------
                               $20,963,393     $6,683,784
                               ====================================
Alternative minimum tax net operating loss:

                               $   289,523                     2006
                                 1,624,454                     2007
                                 1,218,023                     2008
                                   660,271                     2009
                                   304,472                     2010
                                   618,845                     2011
                                 1,399,529                     2012
                              -------------------------------------
                               $ 6,115,117
                              =====================================
Alternative
minimum
tax credit                         $19,871
                              ============

8.      Geographic Segments:
                              North America     South America    Consolidated
-----------------------------------------------------------------------------
2005
Other income                   $ 1,402,868                       $ 1,402,868
Depreciation                        23,462      $    69,695           93,157
Net loss                         5,802,593        3,224,689        9,027,282

Identifiable assets
Property, plant and
 equipment, net                   $ 79,769      $57,936,333      $58,016,102
General corporate assets        22,164,983        1,773,787       23,938,770
----------------------------------------------------------------------------
Total identifiable assets      $22,244,752      $59,710,120      $81,954,872
============================================================================

2004
Other income                   $   899,881                       $   899,881
Depreciation                        20,723           37,456           58,179
Net loss                         3,620,963      $ 1,861,666        5,482,629

Identifiable assets
Property, plant and
 equipment, net                $    66,873      $52,468,145      $52,535,018
General corporate assets        32,962,146        1,108,367       34,070,513
----------------------------------------------------------------------------
Total identifiable assets      $33,029,019      $53,576,512      $86,605,531
============================================================================

2003
Other income                   $   770,381                       $   770,381
Depreciation                        25,645           18,985           44,630
Net loss                         2,146,525      $ 1,560,811        3,707,336

Identifiable assets
Property, plant and
 equipment, net                $    55,510      $46,070,807      $46,126,317
General corporate assets        20,095,630          808,535       20,904,165
----------------------------------------------------------------------------
Total identifiable assets      $20,151,140      $46,879,342      $67,030,482
============================================================================

Revenues and identifiable assets of each segment are those that are directly identified with those operations.

9.     Commitments:

The Company leases office space under a non-cancelable operating lease. In January 2004, the lease was renewed for an additional five years commencing March 1, 2004. Rent expense under the lease during 2005, 2004 and 2003 was $115,180, 112,352 and 110,442, respectively. Future minimum annual rent payable under the lease is $118,813 in 2006, $119,440 for 2007 and 2008 and $19,907 in 2009.

10.     Shareholder Rights Plan:

The Company instituted a shareholder rights plan (the "Rights Plan") in 1999. Since the original approval by the Shareholders, the Rights Plan and the Rights Plan Agreement have been amended and continued from time to time, the most recent amendment being on March 14, 2003. In March 2006, the shareholders approved certain amendments to the Plan including continuing the Shareholder Rights Plan until June 30, 2009. The Rights Plan is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Rights Plan is designed to give the board of director's time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company's outstanding shares without complying with the "permitted bid" provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time.

11.      Differences Between Canadian and U.S. GAAP:

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in Canada. The effect of the principal measurement differences between U.S. and Canadian GAAP are summarized below.

                              Canadian GAAP      Change            U.S. GAAP
2005
Total assets                   $81,954,872     $(36,921,417)A,C   $45,033,455
Total shareholders' equity      79,637,766      (36,921,417)A,C    42,716,349
Net loss                        (9,027,282)       3,149,038 B      (5,878,244)
Loss per common share(1)             (0.26)            0.09             (0.17)
Cash flow used by operations    (7,729,508)                        (7,729,508)
Cash flow (used) provided
 by investing activities        (2,691,289)                        (2,691,289)
=============================================================================
2004
Total assets                   $86,605,531     $(37,990,343)A,C   $48,615,188
Total shareholders' equity      84,176,058      (37,990,343)A,C    46,185,715
Net loss                        (5,482,629)      (4,877,262)B,C   (10,359,891)
Loss per common share(1)             (0.19)           (0.16)            (0.35)
Cash flow used by operations    (3,958,108)      (6,268,328) C    (10,226,436)
Cash flow (used) provided
 by investing activities        (3,661,785)       6,268,328C        2,606,543
=============================================================================
2003
Total assets                   $67,030,482     $(31,651,868)A,C   $35,378,614
Total shareholders' equity      65,138,471      (31,651,868)A,C    33,486,603
Net loss                        (3,707,336)      (7,704,726)B     (11,412,062)
Loss per common share(1)             (0.15)           (0.31)            (0.46)
Cash flow used by operations    (2,898,151)                        (2,898,151)
Cash flow provided
 by investing activities         2,731,267                          2,731,267
=============================================================================

1.     Basic and diluted

A      Under U.S. GAAP, marketable securities would be divided between held-to-maturity securities and available-for-sale securities. Those securities classified as available-for-sale would be recorded at market value and the unrealized gain or loss would be recorded as a separate component of shareholders' equity. The increase in total assets and total shareholders' equity between Canadian and U.S. GAAP for the years ended December 31, 2005, 2004, and 2003 was $4,112,904, $3,043,978, and $3,114,125, respectively.

B      For U.S. GAAP purposes, the Company accounts for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No.25, "Accounting for Stock Issued to Employees". Under U.S. GAAP, when the exercise price of certain stock options is amended (the "Repricing "), these options are accounted for as variable compensation from the date of the effective Repricing. Under this method, following the repricing date, compensation expense is recognized when the quoted market value of the Company's common shares exceeds the amended exercise price. Should the quoted market value subsequently decrease, a recovery of a portion, or all of the previously recognized compensation expense will be recognized. For U.S. GAAP purposes, the Company will adopt SFAS 123, "Accounting for Stock Based Compensation" effective January 1, 2006. SFAS 123 requires the use of the fair value method of accounting for stock based compensation. This standard is substantially consistent with the revised provisions of CICA 3870, which was adopted by the Company for Canadian GAAP effective January 1, 2004. For U.S.GAAP, the Company will apply the modified retrospective method of adoption included in SFAS 148 and will adjust shareholders' equity in 2006 as if the fair value based accounting method in this statement had been used to account for all employees awards granted, modified or settled in fiscal years beginning after December 14,1994. This standard is consistent with the revised provisions of CICA 3870, adopted for Canadian GAAP effective January 1, 2004. The change in net loss between Canadian and U.S. GAAP for the years ended December 31, 2005, 2004, and 2003 was $3,149,038, $1,391,066 and ($7,704,726), respectively.

C      Under Canadian GAAP we capitalize mine development costs after proven and probable reserves have been established. We also capitalize costs on properties where we have found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. Under U.S. GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserves under SEC rules are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under U.S. GAAP. The increase in net loss between Canadian and U.S. GAAP for the years ended December 31, 2005, 2004, and 2003 was $0, $6,268,328 and $0,
respectively.

12.     Common Shares

During 2005, 573,030 shares were issued upon exercise of stock options, 533,735 shares were issued upon exercise of warrants, 251,350 shares were issued for compensation and 75,000 shares were issued to the KSOP plan

In 2004, the Company completed an offering of 5,361,000 Units at Canadian $5.60 per Unit. Each Unit consists of one Class A common share and one half Class A common share purchase warrant. Each whole Class A common share purchase warrant entitles its holder to acquire one Class A common share at a price of Canadian $6.50 for a period of 24 months following the closing date of the Offering. The net proceeds of the offering amounted to approximately Canadian $30 million (U.S.$ 25 million). In addition to the 5,361,000 shares from the financing, 373,954 shares were issued upon exercise of stock options, 75,000 shares were issued to the KSOP plan, 54,000 shares were issued as compensation and 21,100 shares were issued upon exercise of warrants.

In 2003, the company completed an offering 4,042,000 Units at Canadian $3.50 per Unit. Each Unit consists of one Class common share and one half Class A common share purchase warrant. Each whole Class A common share purchase warrant entitles its holder to acquire one Class A common share at a price of Canadian $5.25 for a period of 18 months following the closing of the offering. The net proceeds of the offering amounted to approximately Canadian $13 million (U.S.$ 9.6 million). In addition to the 4,042,000 shares from the financing, 400,000 shares were issued upon exercise of employee stock options, 200,000 shares were issued to the KSOP plan and 60,000 shares were issued primarily for independent director compensation.

As of December 31, 2005, the Company had the following warrants outstanding:

Date      Number of     Number of        Exercise     Estimated      Expiration
Issued    Warrants      shares issuable  Price (CAD$) Proceeds (CAD$)      Date
11/04/04  2,680,500     2,680,500        $6.50        $17,423,250      11/05/06

13.     New standards

Deferred Stripping Costs. In October 2005, the CICA Emerging Issues Committee
(EIC) issued for comment a draft abstract, EIC D56 "Accounting for Deferred Stripping Costs in the Mining Industry". If adopted, this EIC would require stripping costs to be accounted for as variable production costs to be included in inventory unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. A betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a units-of-production basis over the proven and probable reserves to which they relate. As at December 31, 2005 the company had no deferred stripping costs.

Non-monetary Transactions. CICA Handbook Section 3831 "Non-Monetary Transactions" will be applicable to the company commencing with the 2006 financial year.

Derivative Instruments. In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The company is currently reviewing the impact of these new standards. These standards are as follows:

Financial Instruments - Recognition and Measurement, Section 3855. This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

Hedges, Section 3865. This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13 "Hedging Relationships", and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Comprehensive Income, Section 1530. This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under US GAAP, is the change in shareholders' equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

Recent U.S. Accounting Pronouncements

During June 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections. The new standard requires that entities which make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation, amortization or depletion for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the company's 2006 financial statements.

In June 2005, the Emerging Issues Task Force issued EITF 04-06 - Accounting for Post-Production Stripping Costs in the Mining Industry. The EITF requires that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF 04-06 is effective for the company's 2006 financial statements and may result in a GAAP difference based on the proposed Canadian EIC D56 "Accounting for Deferred Stripping Costs in the Mining Industry". If adopted, this EIC would require stripping costs to be accounted for as variable production costs to be included in inventory unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. As at December 31, 2005 the company had no deferred stripping costs.

Item 18. Financial Statements - Not Applicable

Item 19. Exhibits

Exhibits. The following exhibits are filed as part of this report.
Exhibit
Number       Exhibit
3.1 Shareholder Rights Plan Agreement (as Amended) of the Company (including form of Rights Certificate) Date
3.2      Gold Reserve Inc. Equity Incentive Plan
3.3      Letter Agreement with SNC Lavalin Engineers &
         Constructors, Inc.
12.1     Certificate of Gold Reserve Inc. Chief Executive
         Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2     Certificate of Gold Reserve Inc. Vice President-Finance pursuant to
         Section 302 of the Sarbanes-Oxley Act of 2002
13.1 Certificate of Gold Reserve Inc. Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2     Certificate of Gold Reserve Inc.Vice President-Finance pursuant to
         Section 906 of the Sarbanes-Oxley Act of 2002
99.1     Consent of PricewaterhouseCoopers LLP
99.2     Consent of Pincock Allen & Holt
99.3     Consent of SNC-Lavalin Engineers & Constructors, Inc.

The following exhibits previously filed are incorporated by reference herein. Exhibit
Number       Exhibit

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

2.2 Form of Certificate for the Company's Class A common shares. Filed as Exhibit 4.4 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

2.3 Form of Certificate for the Unit Share. Filed as Exhibit 4.5 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

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

9.0 Executive Summary-Brisas Project Feasibility Study, dated January 2005. Filed on Form 6-K (File No. 001-31819) with the Commission on February 14, 2005 and incorporated by reference herein.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLD RESERVE INC.


By: s/ Rockne J. Timm                By: s/ Robert A. McGuinness
Rockne J. Timm,                      Robert A. McGuinness,
its Chief Executive Officer          its Vice President of Finance,
March 30, 2006                       Chief Financial Officer, and
                                     its Principal Financial
                                     and Accounting Officer
                                     March 30, 2006


Exhibit 3.1      - Shareholder Rights Plan Agreement (as Amended) of the
                   Company (including form of Rights Certificate) Date

SHAREHOLDER RIGHTS PLAN AGREEMENT

MEMORANDUM OF AGREEMENT, dated as of October 5, 1998, amended as of March 20, 2000 and June 2, 2000, and amended and restated as of March 14, 2003, and amended and restated as of January 29, 2006 between Gold Reserve Inc.
(the "Corporation"), a corporation incorporated under the laws of the Yukon Territory, and Computershare Investor Services Inc., a trust company incorporated under the laws of Canada (the "Rights Agent");

WHEREAS in order to maximize shareholder value the Board of Directors of the Corporation has determined that it is advisable for the Corporation to adopt a shareholder rights plan (the "Rights Plan");

WHEREAS in order to implement the adoption of a shareholder rights plan as established by this Agreement, the board of directors of the Corporation has:

     (a) authorized the issuance, effective immediately following the Effective Time (as hereinafter defined), of one Right (as hereinafter defined) in respect of each Common Share (as hereinafter defined) outstanding immediately following the Effective Time (the "Record Time"); and

    (b) authorized the issuance of one Right in respect of each Common Share of the Corporation issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined).

AND WHEREAS each Right, when issued, will entitle the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1      Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a) "ACQUIRING PERSON" shall mean any Person who is the Beneficial Owner of 20 per cent or more of the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

     (i) the Corporation or any Subsidiary of the Corporation;

    (ii) any Person who becomes the Beneficial Owner of 20 per cent or more of the Outstanding Voting Shares as a result of one or any combination of (A) a Voting Share Reduction, (B) Permitted Bid Acquisitions, (C) an Exempt Acquisition or (D) Pro Rata Acquisitions; provided, however, that if a Person becomes the Beneficial Owner of 20 per cent or more of the outstanding Voting Shares by reason of one or any combination of the operation of Paragraphs (A),
(B), (C) or (D) above and such Person's Beneficial Ownership of Voting Shares thereafter increases by more than 1 per cent of the number of Voting Shares outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an "Acquiring Person";

    (iii) for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20 per cent or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause 1.1(g)(B) because such Person makes or announces a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of public announcement that any Person is making or intends to make a Take-over Bid;

      (iv) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20 per cent or more of the Voting Shares in connection with a distribution to the public of securities of the Corporation; or

       (v) a Person (a "Grandfathered Person") who is the Beneficial Owner of 20 per cent or more of the outstanding Voting Shares of the Corporation determined as of 12:01 am (Toronto time) on the Agreement Date, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after 12:01 am (Toronto time) on the Agreement Date, become the Beneficial Owner of any additional Voting Shares of the Corporation that increases its Beneficial Ownership of Voting Shares by more than 1 per cent of the number of Voting Shares outstanding, other than through one or any combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Voting Share Reduction, or a Pro Rata Acquisition;

(b) "AFFILIATE": when used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c) "AGREEMENT" shall mean this shareholder rights plan agreement dated as of October 5, 1998 between the Corporation and the Rights Agent, as amended or supplemented from time to time; "hereof", "herein", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d)     "AGREEMENT DATE" means October 5, 1998;

(e) "ANNUAL CASH DIVIDEND" shall mean cash dividends paid in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

        (i) 200 per cent of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

       (ii) 300 per cent of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

      (iii) 100 per cent of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year;

(f) "ASSOCIATE" means, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person;

(g) A Person shall be deemed the "BENEFICIAL OWNER" of, and to have "BENEFICIAL OWNERSHIP" of, and to "BENEFICIALLY OWN",

       (i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

      (ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to acquire (whether such right is exercisable immediately or within a period of 60 days thereafter and whether or not on condition or the happening of any contingency) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by the Corporation, and (y) pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option;

     (iii) any securities owned through a trustee, legal representative, agent or other intermediary;


     (iv) any securities which are Beneficially Owned within the meaning of Clauses 1.1(g)(i), (ii) or (iii) by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "BENEFICIAL OWNER" of, or to have "BENEFICIAL OWNERSHIP" of, or to "BENEFICIALLY OWN", any security:

               (A) where such security has been deposited or tendered pursuant to any Take-over Bid or where the holder of such security has agreed pursuant to a Permitted Lock-Up Agreement to deposit or tender such security pursuant to a Take-over Bid, in each case made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

               (B) where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(g)(iv), holds such security provided that (1) the ordinary business of any such Person (the "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person or Persons (a "Client"); or (2) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such Other Accounts, (3)such Person is a pension plan or fund (a "Plan") or is a Person established by statute for purposes that include, and the ordinary business or activity of such Person (the "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies; or (4) such Person
(the "Administrator") is the administrator or trustee of one or more Plans; provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making or has not then announced an intention to make a Take-over Bid, (other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Corporation or by means of ordinary market transactions (includingprearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market) alone or by acting jointly or in concert with any other Person;

             (C) where such Person or any of such Person's Affiliates or Associates is (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting or dispositive power over such security, or (3) a Plan with the same Administrators as another Plan on whose account the Administrator holds such security;

             (D) where such Person is (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (2) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

              (E) where such person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

(h) "BOARD OF DIRECTORS" shall mean the board of directors of the Corporation or any duly constituted and empowered committee thereof;

(i) "BUSINESS DAY" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Toronto, Ontario are authorized or obligated by law to close;

(j) "CANADIAN DOLLAR EQUIVALENT" of any amount which is expressed in United States Dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(k) "CANADIAN - U.S. EXCHANGE RATE" means, on any date, the inverse of the U.S. - Canadian Exchange Rate in effect on such date;

(l) "CLASS A SHARES" means the class A common shares in the capital of the Corporation;

(m) "CLASS B SHARES" means the class B common shares in the capital of the Corporation;

(n) "CLOSE OF BUSINESS" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the transfer office of the transfer agent (or co-transfer agent) for the Common Shares in the City of Toronto (or, after the Separation Time, the office of the Rights Agent in the City of Toronto) is closed to the public;

(o) "COMMON SHARES" shall mean the Class A Shares and the Class B Shares in the capital of the Corporation and, for the purposes of this Agreement, except as specifically otherwise provided herein, the Class A Shares and the Class B Shares shall be treated as a single class of common shares;

(p) "COMPETING PERMITTED BID" means a Take-over Bid that (i) is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid; (ii) satisfies all of the provisions of a Permitted Bid other than the condition set forth in Clause (ii) of the definition of a Permitted Bid; and (iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of (A) 21 days after the date of the Take-over Bid constituting the Competing Permitted Bid; and (B) 60 days following the date on which the earliest Permitted Bid which preceded the Competing Permitting Bid was made; and only if at the date that the Voting Shares are to be taken up more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Competing Permitted Bid and not withdrawn;

(q) "CONTROLLED": a corporation shall be deemed to be "controlled" by another Person if: (i) securities entitled to vote in the election of directors carrying more than 50 per cent of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person; and (ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation; and "controls", "controlling" and "under common control with" shall be interpreted accordingly;

(r) "CO-RIGHTS AGENTS" shall have the meaning ascribed thereto in Subsection 4.1(a);

(s) "DIVIDEND REINVESTMENT ACQUISITION" shall mean an acquisition of Voting Shares of any class pursuant to a Dividend Reinvestment Plan;

(t) "DIVIDEND REINVESTMENT PLAN" means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of: (i) dividends paid in respect of shares of any class of the Corporation;
(ii) proceeds of redemption of shares of the Corporation; (iii) interest paid on evidences of indebtedness of the Corporation; or (iv) optional cash payments; be applied to the purchase from the Corporation of Common Shares;

(u)     "EFFECTIVE TIME" means February 4, 1999

(v) "ELECTION TO EXERCISE" shall have the meaning ascribed thereto in Clause 2.2(d)(ii);

(w) "EXEMPT ACQUISITION" means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsection 5.1(b), (c) or (d);

(x) "EXERCISE PRICE" shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be $70.00;

(y) "EXPANSION FACTOR" shall have the meaning ascribed thereto in Clause 2.3(a)(x);

(z) "EXPIRATION TIME" shall mean 5:00 p.m. Toronto time on June 30, 2006 unless such time is extended for an additional three-year period puruant to
Section 5.16;

(aa) "FLIP-IN EVENT" shall mean a transaction in or pursuant to which any Person becomes an Acquiring Person;

(bb)     "HOLDER" shall have the meaning ascribed thereto in Section 2.8;

(cc) "INDEPENDENT SHAREHOLDERS" shall mean holders of Voting Shares, other than:

          (i)     any Acquiring Person;
         (ii)     any Offeror, other than a Person referred to in Clause
1.1(g)(B);
        (iii) any Affiliate or Associate of any Acquiring Person or Offeror;
         (iv) any Person acting jointly or in concert with any Acquiring Person or Offeror; and
          (v) any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(dd) "MARKET PRICE" per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

        (i) the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading;

       (ii) if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal national United States securities exchange or market on which such securities are listed or admitted to trading;

      (iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or market, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use; or

       (iv) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or market or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities;

provided, however, that if for any reason none of such prices is available on such day, the closing price per share of such securities on such date means the fair value per share of such securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof.

(ee) "1933 SECURITIES ACT" means the Securities Act of 1933 of the United States, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(ff) "1934 EXCHANGE ACT" means the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(gg)     "NOMINEE" shall have the meaning ascribed thereto in Subsection
2.2(c);

(hh)     "OFFER TO ACQUIRE" shall include:

        (i)   an offer to purchase or a solicitation of an offer to sell; and
       (ii) an acceptance of an offer to sell, whether or not such offer to sell has been solicited;
or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(ii) "OFFEROR" shall mean a Person who has announced an intention to make or who is making a Take-over Bid;

(jj) "PERMITTED BID" means a Take-over Bid made by an Offeror by way of take-over bid circular which also complies with the following additional provisions:

      (i) the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror;
     (ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days following the date of the Take-over Bid and only if at such date more than 50 per cent of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;
     (iii) the Take-over Bid contains an irrevocable and unqualified provision that unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which Voting Shares may be taken up and paid for and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and
     (iv) the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than 50% of the Voting Shares held by Independent
Shareholders shall have been deposited pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take- over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement;

(kk) "PERMITTED BID ACQUISITION" shall mean an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ll) "PERMITTED LOCK-UP AGREEMENT" shall mean an agreement between a Person and one or more holders of Voting Shares pursuant to which such holders (each a "Locked-Up Person") agree to deposit or tender Voting Shares to a Take-over Bid (the "Lock-Up Bid") made or to be made by such Person or any of such Persons Affiliates or Associates or any other Person with which such Person is acting jointly or in concert, provided that:

     (i) the terms of such agreement are reduced to writing and publicly disclosed and a copy of such agreement is made available to the public (including the Corporation) not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement;

     (ii) the agreement permits a Locked-Up Person to terminate its obligation to deposit or tender Voting Shares to or not to withdraw such Voting Shares from the Lock-Up Bid, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction where the price or value of the consideration per Voting Share offered under such other Take-over Bid or transaction is:

           (A) greater than the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid; or

           (B) equal to or greater than a minimum price or value specified in the agreement, which specified minimum is not more than 7% higher than the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid; and

    (iii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

           (A) 2.5% of the price or value of the consideration payable under the Lock-Up Bid to a Locked-Up Person; and

           (B) 50% of the amount by which the price or value of the consideration received by a Locked-Up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-Up Person would have received under the Lock- Up Bid, shall be payable by such Locked-Up Person if the Locked-Up Person fails to deposit or tender Voting Shares to the Lock-Up Bid, withdraws Voting Shares previously tendered thereto or supports another transaction;

(mm) "PERSON" shall include an individual, body corporate, firm, partnership, limited partnership, limited liability company, syndicate or other form of unincorporated association, trust, trustee, executor, administrator, legal personal representative, group, unincorporated organization, a government and its agencies or instrumentalities, any entity or group whether or not having legal personality;

(nn) "PRO RATA ACQUISITION" shall mean an acquisition by a Person of Voting Shares pursuant to:

       (i)   a Dividend Reinvestment Acquisition;
      (ii) a stock dividend, stock split or other event in respect of securities of the Corporation of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of securities of the particular class, classes or series;
     (iii) the acquisition or the exercise by the Person of rights to purchase Voting Shares issued by the Corporation to all holders of securities of the Corporation of one or more particular classes or series pursuant to a rights offering or pursuant to a prospectus, provided that such rights are acquired directly from the Corporation and not from any other Person; or
     (iv) a distribution of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement by the Corporation provided that the Person does not thereby acquire beneficial ownership of a greater percentage of such Voting Shares or securities convertible into or exchangeable for Voting Shares so offered than the Person's percentage of Voting Shares beneficially owned immediately prior to such acquisition ;

(oo)     "RECORD TIME" has the meaning set forth in the recitals hereto;

(qq) "RIGHT" means a right to purchase a Class A Share of the Corporation, upon the terms and subject to the conditions set forth in this Agreement;

(rr) "RIGHTS CERTIFICATE" means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

(ss) "RIGHTS REGISTER" shall have the meaning ascribed thereto in Subsection 2.6(a);

(tt) "SECURITIES ACT (ONTARIO)" shall mean the Securities Act, R.S.O. 1990, c.S.5, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;

(uu) "SEPARATION TIME" shall mean, subject to Sub-section 5.1(d), the later of

       (i) the close of business on the tenth Trading Day after the earlier of:

            (A)  the Stock Acquisition Date; and
            (B) the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid), or such later time as may be determined by the Board of Directors, provided that, if any Take-over Bid referred to in clause (B) above expires, is not made, is canceled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been commenced, made or announced; and

     (ii)     the Record Time;

(vv) "SHARE CAPITAL INCREASE APPROVAL" shall have the meaning ascribed thereto in Section 5.15;

(ww) "STOCK ACQUISITION DATE" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 101 of the Securities Act (Ontario) or Section 13(d) of the 1934 Exchange Act) by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person;

(xx) "SUBSIDIARY": a corporation shall be deemed to be a Subsidiary of another corporation if:

     (i)   it is controlled by:
     (ii)  that other; or
     (iii) that other and one or more corporations each of which is controlled by that other; or (iv) two or more corporations each of which is controlled by that other; or (v) it is a Subsidiary of a corporation that is that other's Subsidiary;

(yy) "TAKE-OVER BID" shall mean an Offer to Acquire Voting Shares or other securities of the Corporation, if, assuming that the Voting Shares or other securities subject to the Offer to Acquire are acquired at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Voting Shares Beneficially Owned by the Person making the Offer to Acquire would constitute in the aggregate 20 per cent or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(zz) "TRADING DAY", when used with respect to any securities, shall mean a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day;

(aaa) "U.S.-CANADIAN EXCHANGE RATE" means, on any date: (i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and
(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(bbb) "U.S. DOLLAR EQUIVALENT" of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian-U.S. Exchange Rate in effect on such date;

(ccc) "VOTING SHARE REDUCTION" shall mean an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of outstanding Voting Shares Beneficially Owned by any person to 20 per cent or more of the Voting Shares then outstanding; and

(ddd) "VOTING SHARES" shall mean the Common Shares of the Corporation and any other shares in the capital of the Corporation entitled to vote generally in the election of all directors.

(eee) "YUKON BUSINESS CORPORATIONS ACT" means the Yukon Business Corporations Act (Yukon), as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto.

1.2     Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3      Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

(a) For purposes of this Agreement, in determining the percentage of outstanding Voting Shares of the Corporation with respect to which a Person is or is deemed to be the Beneficial Owner, all unissued Voting Shares of the Corporation of which such person is deemed to be the Beneficial Owner shall be deemed to be outstanding.

(b) For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

          100 x A/B

where:

           A=     the number of votes for the election of all directors
generally attaching to the Voting Shares Beneficially Owned by such Person;
and

           B=     the number of votes for the election of all directors
generally attaching to all outstanding Voting Shares.

   The percentage of outstanding Voting Shares represented by any particular group of Voting Shares acquired or held by any Person shall be determined in like manner mutatis mutandis.

1.5     Acting Jointly or in Concert

For purposes of this Agreement a Person is acting jointly or in concert with another Person, if such Person has any agreement, commitment, arrangement or understanding, whether formal or informal and whether or not in writing, with such other Person for the purpose of acquiring or Offering to Acquire any Voting Shares (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by the Corporation,
(y) pledges of securities in the ordinary course of business, and (z) Permitted Lock-Up Agreements).

1.6     Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be generally accepted accounting principles followed in Canada applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.7     Successor Rights Agent and Restatement

Effective March 16, 2001, Computershare was appointed as the successor to Montreal Trust Company of Canada as Rights Agent under this Agreement. All references to the "Rights Agent" in this Agreement for any time prior to the effective time of such appointment shall be taken to be references to Montreal Trust and all such references for any time after the effective time of such appointment shall be taken to be references to Computershare. This Agreement has been amended and restated effective January 29, 2006. Notwithstanding such amendment and restatement, this Agreement shall be dated as of October 5, 1998 and shall be considered to speak as of October
5, 1998 except where otherwise specifically provided or where the context otherwise requires.


ARTICLE 2

THE RIGHTS

2.1     Legend on Share Certificates

Certificates representing Common Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also evidence one Right for each Common Share represented thereby until the earlier of the Separation Time or the Expiration Time and the Corporation shall cause such certificates to have impressed thereon, printed thereon, written thereon or otherwise affixed to them the following legend:

Until the close of business on the earlier of the Separation Time or the Expiration Time (as both terms are defined in the Shareholder Rights Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder Rights Plan Agreement dated as of October 5, 1998 (the "Shareholder Rights Agreement") between Gold Reserve Inc. (the "Corporation") and Computershare Investor services Inc., as supplemented and amended, the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Shareholder Rights Agreement, the rights may be terminated, may expire, may become null and void (if, in certain cases they are "Beneficially Owned" by an "Acquiring Person" as such terms are defined in the Shareholder Rights Agreement, whether currently held by or on behalf of such Person or a subsequent holder) or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

Provided that the Record Time occurs prior to the Separation Time, certificates representing Common Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Common Share represented thereby notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.


2.2     Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Class A Share for the Exercise Price or the U.S. Dollar Equivalent as at the Business Day immediately preceding the day of exercise of the Right (and the Exercise Price and number of Class A Shares are subject to adjustment as set forth below).

(b)     Until the Separation Time,

        (i) the Rights shall not be exercisable and no Right may be exercised; and
        (ii) each Right, when issued, will be evidenced by the certificate for the associated Common Share of the Corporation registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share of the Corporation.

(c)     From and after the Separation Time and prior to the Expiration Time:

       (i)     the Rights shall be exercisable; and

      (ii) the registration and transfer of Rights shall be separate from and independent of Common Shares. Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")), at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

              (x) a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

              (y) a disclosure statement describing the Rights, provided that a Nominee shall be sent the materials provided for in (x) and (y) only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person.

(d) Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its office in Toronto, Ontario or any other office of the Rights Agent (or any Co-Rights Agent) in cities designated from time to time for that purpose by the Corporation:

      (i)      the Rights Certificate evidencing such Rights;
      (ii) an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and
     (iii) payment by certified cheque, banker's draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Class A Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

      (i) requisition from the transfer agent certificates representing the number of such Class A Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

     (ii) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Class A Shares;

     (iii) after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

    (iv) when appropriate, after receipt, deliver the cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

     (v) remit to the Corporation all payments received on the exercise of Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g)     The Corporation covenants and agrees that it will:

      (i) take all such action as may be necessary and within its power to ensure that all Class A Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Class A Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

     (ii) take all such action as may be necessary and within its power to comply with the requirements of the YUKON BUSINESS CORPORATIONS ACT, the SECURITIES ACT (ONTARIO) and the securities laws or comparable legislation of each of the provinces and territories of Canada, the 1993 SECURITIES ACT and the 1934 EXCHANGE ACT and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Class A Shares upon exercise of Rights;

    (iii) use reasonable efforts to cause all Class A Shares issued upon exercise of Rights to be listed on the stock exchanges and markets on which such Class A Shares were traded immediately prior to the Stock Acquisition Date;

    (iv) pay when due and payable, if applicable, any and all federal, provincial, territorial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Class A Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Class A Shares in a name other than that of the holder of the Rights being transferred or exercised; and

     (v) after the Separation Time, except as permitted by Sections 5.1 and 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3     Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)     In the event the Corporation shall at any time after the Agreement
Date:
      (i) declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) other than pursuant to any Dividend Reinvestment Plan;
     (ii) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;
    (iii) consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or
     (iv) issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below. If the Exercise Price and number of Rights outstanding are to be adjusted:

     (x) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

     (y) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment. In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b) In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

      (i) the numerator of which shall be the number of Common Shares outstanding on such record date plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

     (ii) the denominator of which shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase
Common Shares from treasury pursuant to the Dividend Reinvestment Plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 90 per cent of the current market price per share (determined as provided in such plans) of the Common Shares.

(c) In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)) to purchase Common Shares at a price per Common Share that is less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

      (i) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (the determination of which shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

     (ii) the denominator of which shall be such Market Price per Common Share. Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d) Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

      (i) three years from the date of the transaction which gives rise to such adjustment; or

     (ii)     the Expiration Time.

(e) In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clause 2.3(a)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and
(c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c), shall be made. Subject to Subsection 5.4(b) and (c), the Corporation and the Rights Agent shall have authority without the approval of the holders of the Common Shares or the holders of Rights to amend this Agreement as appropriate to provide for such adjustments.

(f) Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Class A Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g) Irrespective of any adjustment or change in the Exercise Price or the number of Class A Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Class A Share and the number of Class A
Shares which were expressed in the initial Rights Certificates issued hereunder.

(h) In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Class A Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Class A Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i) Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

               (i)     consolidation or subdivision of Common Shares;
              (ii) issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;
             (iii)     stock dividends; or

             (iv) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Common Shares, subject to applicable taxation laws, shall not be taxable to such shareholders or shall subject such shareholders to a lesser amount of tax.

(j) The Rights Agent shall be entitled to rely on any certificate received from the Corporation stating that any of the events giving rise to an adjustment required by this section 2.3 has occurred.

(k) The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Class A Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Class A Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held or record prior to such adjustment of the number of Rights shall become the number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Subsection 2.3(k), the Corporation shall, as promptly as practicable, cause to be distributed to such holders of record in substitution and replacement for the Rights Certificated held by such holders prior to the date of adjustment, and upon surrender thereof if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders or record of Rights Certificates on the record date specified in the public announcement.

(l) Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

(m) In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of the record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to holder of any Rights exercised after such record date of the number of Class A Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Class A Shares and other securities of the Corporation shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional Class A Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(n) Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any (i) subdivision or consolidation of the Common Shares, (ii) issuance (wholly or in part for cash) of Common Shares at less than the applicable Market Price, (ii) issuance (wholly for cash) of any Common Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Common Shares, subject to applicable taxation laws, shall not be taxable to such shareholders.

(o) After the Separation Time, the Corporation will not, except as permitted by the provisions hereof, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(p) Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this
Section 2.3, the Corporation shall promptly:
	(i) 	prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;
	(ii)	file with the Rights Agents and with each transfer agent for the
            Common Shares, a copy of such certificate; and
	(iii)	cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

	Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4     Date on Which Exercise Is Effective

Each Person in whose name any certificate for Class A Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Class A Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Class A Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Class A Share transfer books of the Corporation are open.

2.5     Execution, Authentication, Delivery and Dating of Rights
Certificates

(a) The Rights Certificates shall be executed on behalf of the Corporation by its Chairman of the Board, President or any Vice-President and by its Corporate Secretary or any Assistant Secretary under the corporate seal of the Corporation reproduced thereon. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall manually countersign (in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6     Registration, Transfer and Exchange

(a) The Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed, effective from and after the Separation Time, registrar for the Rights (the "Rights Registrar") for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Corporation will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d) The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7     Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

      (i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

     (ii) such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the Corporation's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8     Persons Deemed Owners of Rights

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Right shall mean the registered holder of such Right (or, from and after the Record Time and prior to the Separation Time, the registered holder of the associated Common Share).

2.9 Delivery and Cancellation of Certificates All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly canceled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly canceled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates canceled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all canceled
Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10     Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that, provided the Separation Time follows the Record Time, from and after the Record Time and prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c) that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d) that prior to due presentment of a Rights Certificate (or, from and after the Record Time and prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f) that, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein, and

(g) notwithstanding anything in this Agreement to the Contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or to any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.


2.11     Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Class A Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Class A Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Class A Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Class A Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3

ADJUSTMENTS TO THE RIGHTS

3.1     Flip-in Event

(a) Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the later of the Effective Time or the tenth Trading Day after the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Class A Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

      (i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

     (ii) a transferee or other successor in title, directly or indirectly, (a "Transferee") of Rights or Common Shares held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such Transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding Clause 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including any Transferee) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Yukon Business Corporations Act, the Securities Act (Ontario) and the securities laws or comparable legislation of each of the provinces of Canada and of the United States and each of the applicable states thereof in respect of the issue of Class A Shares upon the exercise of Rights in accordance with this Agreement.

(d) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights
Certificate referred to in this sentence, shall contain the following legend:

         The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Agreement.

         provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend and provided further that the fact that such legend does not appear on a certificate is not determinative of whether any Rights represented thereby are void under this Section.

ARTICLE 4

THE RIGHTS AGENT

4.1     General

(a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such Co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable. In the event the Corporation appoints one or more Co- Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine. The Corporation agrees to pay all reasonable fees and expenses of the Rights Agent in respect of the performance of its duties under this Agreement. The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability or expense, incurred without negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c) The Rights Agent shall not be responsible for any inaccuracies in the shareholder information provided by the Corporation to the Rights Agent pursuant to subsection 2.2(c).

4.2     Merger, Amalgamation or Consolidation or Change of Name of Rights
Agent

(a) Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor
Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3     Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Corporation and the holders of certificates for Common Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) the Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation), at the Corporation's expense, and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b) whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, any Vice- President, Treasurer, Corporate Secretary or any Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent will be liable hereunder for its own negligence, bad faith or willful misconduct;

(d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares, or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Class A Shares to be issued pursuant to this Agreement or any Rights or as to whether any Class A Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f) the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, President, any Vice-President, Treasurer, Corporate Secretary or any Assistant Secretary of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h) the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4     Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail. The Corporation may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Corporation the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate, if any, for inspection by the Corporation), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Ontario. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall, subject to its right to first require payment of all outstanding fees and other amounts owed to it hereunder, deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validly of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

ARTICLE 5

MISCELLANEOUS

5.1     Redemption and Waiver

(a) The Board of Directors may, with the prior consent of the holders of Voting Shares or of the holders of Rights given in accordance with Section 5.1(i) or (j), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price"). The Board of Directors may, prior to the date of the shareholders' meeting referred to in Section 5.15, elect to terminate this Agreement. If the Board of Directors elects to terminate this Agreement pursuant to this Section 5.1(a), this Agreement will thereupon terminate and be void and of no further force or effect.

(b) The Board of Directors may, with the prior consent of the holders of Voting Shares given in accordance with Section 5.1(i), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares and otherwise than in the circumstances set forth in Section 5.1(d), to waive the application of
Section 3.1 to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(c) The Board of Directors may, until the occurrence of a Flip-in Event upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by way of take-over bid circular sent to all holders of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(d)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(c), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take- over Bid which is made by means of a take-over bid circular to all holders of Voting Shares (i) prior to the granting of such waiver, (ii) thereafter and prior to the expiry of any Take-over Bid (as the same may be extended from time to time) outstanding at the time of the granting of such waiver or (iii) thereafter and prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(c).

(d) Notwithstanding the provisions of Subsections 5.1(b) and (c) hereof, the Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event, provided that both of the following conditions are satisfied:

      (i) the Board of Directors has determined within ten Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement, and

     (ii) such Person has reduced its Beneficial Ownership of Voting Shares such that at the time of granting the waiver pursuant to this Subsection 5.1(d), such Person is no longer an Acquiring Person and in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date and Flip- in Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person having inadvertently become an Acquiring Person.

(e) The Board of Directors, shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person which has made a Permitted Bid, a Competing Permitted Bid, a Take-Over Bid in respect of which the Board of Directors has waived, or is deemed to have waived, pursuant to Section 5.1(c) the application of Section 3.1, takes up and pays for Voting Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Take- over bid, as the case may be.

(f) Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Subsection 5.1(f), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(g) If the Board of Directors elects or is deemed to have elected to redeem the Rights, and, in circumstances in which Subsection 5.1(a) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with Subsection 5.1(i) or (j), as the case may be, the right to exercise the Rights, will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(h) Within 10 Business Days after the Board of Directors elects or is deemed to elect, to redeem the Rights or if Subsection 5.1(a) is applicable within 10 Business Days after the holders of Common Shares of the holders of Rights have approved a redemption of Rights in accordance with Section 5.1(i) or (j), as the case may be, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than specifically set forth in this Section 5.1 or in connection with the purchase of Common Shares prior to the Separation Time.

(i) If a redemption of Rights pursuant to Section 5.1(a) or a waiver of a Flip-in Event pursuant to Section 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation's by-laws.

(j) If a redemption of Rights pursuant to Section 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the Yukon Business Corporations Act with respect to meetings of shareholders of the Corporation.

5.2     Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1 of this Agreement.

5.3     Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4     Supplements and Amendments

(a) The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations thereunder. The Corporation may, prior to the date of the shareholders' meeting referred to in Section 5.15, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of the Rights generally) without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 or to the rights, duties, obligations or indemnities of the Rights Agent, except with the written concurrence of the Rights Agent to such supplement or amendment.

(b) Subject to Subsection 5.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and by- laws of the Corporation.

(c) Subject to subsection 5.4(a), the Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 or to the rights, duties, obligations or indemnities of the Rights Agent, except with the written concurrence of the Rights Agent thereto.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by- laws and the Yukon Business Corporations Act with respect to meetings of shareholders of the Corporation.

(e) Any amendments made by the Corporation to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

      (i) if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

     (ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting (or any adjournment of such meeting) at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5     Fractional Rights and Fractional Shares

(a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Corporation shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b), at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b) The Corporation shall not be required to issue fractions of Class A Shares upon exercise of Rights or to distribute certificates which evidence fractional Class A Shares. In lieu of issuing fractional Class A Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Class A Share that the fraction of a Class A Share that would otherwise be issuable upon the exercise of such Right is of one whole Class A Share at the date of such exercise.

5.6     Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, as the case may be, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder's right to exercise such holder's Rights, or Rights to which he is entitled, in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, as the case may be, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7     Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, including without limiting the generality of the foregoing, any necessary approvals of The Toronto Stock Exchange and the American Stock Exchange or any other applicable stock exchange or market.

5.8     Notice of Proposed Actions

In case the Corporation shall propose after the Separation Time and prior to the Expiration Time:

(a) to effect or permit (in cases where the Corporation's permission is required) any Flip-in Event; or

(b) to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation's assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution, winding up or sale is to take place, and such notice shall be so given at least 10 Business Days prior to the date of taking of such proposed action by the Corporation.


5.9     Notices

(a) Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Gold Reserve Inc.
926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
Attention: President
Telecopy No.: (509) 623-1634


(b) Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Investor Services Inc.
100 University Avenue
8th Floor
Toronto, Ontario M5J 2Y1

Attention: Manager, Client Services
Telecopy No.: (416) 981-9800

(c) Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d) Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10     Costs of Enforcement

The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11     Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12     Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13     Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14     Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15     Date Agreement Becomes Effective

This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Time.

5.16     Reconfirmation

This Agreement must be reconfirmed by a resolution passed by a majority of greater than 50 per cent of the votes cast by holders of Voting Shares held by Independent Shareholders who vote in respect of such reconfirmation at a meeting of holders of Voting Shares to be held not later than the date on which the 2006 annual meeting of holders of Voting Shares terminates. If the Agreement is not so reconfirmed, the Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on that date which is the earlier of the date of termination of the meeting called to consider the reconfirmation of this Agreement and the date of termination of the 2006 annual meeting of holders of Voting Shares; provided, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.1(c) or (d) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16. In the event that Agreement is so reconfirmed, the Expiration Time shall be extended for an additional three-year period. This Agreement shall be reconfirmed by the independent Shareholders every three years thereafter in accordance with the foregoing provisions, mutatis, mutandis

5.17     Determinations and Actions by the Board of Directors

The Board of Directors shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Agreement. All such actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

5.18     Declaration as to Non-Canadian Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.19     Time of the Essence

Time shall be of the essence in this Agreement.

5.20     Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.


GOLD RESERVE INC.



By: /s/ Robert A. McGuinness



COMPUTERSHARE INVESTOR SERVICES INC.


By: /s/ Christine Lawton
By: /s/ Irene Zelman





ATTACHMENT 1

GOLD RESERVE INC.
SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No.
______________________________________________________________

Rights ____________________________________________________________

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN
THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate


This certifies that_____________________________________________________
_______or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of October 5, 1998, as the same may be amended or supplemented from time to time (the "Shareholder Rights Agreement"), between Gold Reserve Inc., a corporation duly incorporated under the laws of the Yukon Territory (the "Corporation") and Computershare Investor Services, a trust company incorporated under the laws of Canada (the "Rights Agent") (which term shall include any successor Rights Agent under the Shareholder Rights Agreement), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Shareholder Rights Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Agreement), one fully paid Class A Share of the Corporation (a "Class A Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in the City of Toronto [insert other cities, if applicable]. The Exercise Price shall initially be $70.00 (Cdn.) or the U.S. Dollar Equivalent per Right and shall be subject to adjustment in certain events as provided in the Shareholder Rights Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Shareholder Rights Agreement are on file at the registered office of the Corporation.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.00001 per Right.

No fractional Class A Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Shareholder Rights Agreement. No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Class A Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

Date: ________________________



GOLD RESERVE INC.


By: ___________________________               By: ___________________________

[President]                                            [Corporate Secretary]

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC.

By:  ___________________________
Authorized Signature


By:  ___________________________
Authorized Signature




=======================================

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED hereby sells, assigns and transfers unto
---------------------

(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint _______________________, as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution. Dated:

Signature

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.) Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers
Association of Canada or National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in Canada or the United States or a member of the Securities Transfer Agent Medallion Program (STAMP).


-----------------------------------------------------------------------------

CERTIFICATE

(To be completed if true.)


The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Class A Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature


-----------------------------------------------------------------------------
  (To be attached to each Rights Certificate.)


=======================================


FORM OF ELECTION TO EXERCISE

(To be executed by the registered holder if such holder desires to exercise the Rights Certificate.)

TO:


The undersigned hereby irrevocably elects to exercise _____________ whole Rights represented by the attached Rights Certificate to purchase the Class A Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:



(Name)
(Address)
(City and Province)
Social Insurance Number or other taxpayer identification number. If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:


(Name)
(Address)
(City and Province)
Social Insurance Number or other taxpayer identification number.  Dated:


Signature

Signature Guaranteed:      (Signature must correspond to name as written upon
the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.) Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in Canada or the United States or a member of the Securities Transfer Agent Medallion Program (STAMP).

Signature


-----------------------------------------------------------------------------
  (To be attached to each Rights Certificate.)



=======================================

CERTIFICATE

(To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Class A Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature


-----------------------------------------------------------------------------


(To be attached to each Rights Certificate.)

=======================================

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.


Exhibit 3.2      - Gold Reserve Inc. Equity Incentive Plan
Gold Reserve Inc. Equity Incentive Plan

SECTION 1.  ESTABLISHMENT, PURPOSE, AND EFFECTIVE DATE OF PLAN
--------------------------------------------------------------------------
Establishment. Gold Reserve Inc., a Yukon corporation (the "Company"), the parent company of Gold Reserve Corporation, a Montana corporation, has previously adopted and assumed the "1997 EQUITY INCENTIVE PLAN" originally established by Gold Reserve Corporation, as amended in this Fifth Amendment and Restatement (the "Plan"), for the employees, directors and consultants of the Company and its Subsidiaries. The Plan permits the grant of Stock Options, Stock Appreciation Rights and Restricted Stock.

Purpose. The Purpose of the Plan is to advance the interests of the Company and its Subsidiaries and promote continuity of management by encouraging and providing employees, directors and consultants with the opportunity to acquire an equity interest in the Company and to participate in the increase in shareholder value as reflected in the growth in the price of the shares of the Company's Stock and by enabling the Company and its Subsidiaries to attract and retain the services of employees, directors, and consultants upon whose judgment, interest, skills, and special effort the successful conduct of its operations is largely dependent.

Effective Date. The Plan, as amended hereby, shall become effective on the date it is adopted by the Board of the Company, subject to the approval by the affirmative vote of at least a majority of the votes cast by shareholders of the Company eligible to vote under applicable Exchange rules at a duly held meeting of shareholders or, if permitted by Exchange rules, by written consent given by holders of Class A and Class B Common Shares of the Company eligible to give their consent under Exchange rules who together hold at least a majority of the votes attaching to shares eligible to be voted. The original plan was effective January 30, 1997. This Plan was approved by the Board effective as of January 29, 2006, subject to shareholder and Exchange approvals.

SECTION 2.  DEFINITIONS, CONSTRUCTION
-------------------------------------------------------------------------
Definitions. Whenever used herein, the following terms shall have their respective meanings set forth below:

"Act" means the Securities Act (Ontario), as amended.

"Award" means, individually or collectively, a grant under the Plan of an Option, Restricted Stock or Stock Appreciation Right.

"Board" means the Board of Directors of the Company.

"Business Combination" shall have the meaning provided in Section 12.

"Change in Capitalization" means any increase or reduction in the number of shares of Stock, or any change (including, but not limited to, a change in value) in the shares of Stock or exchange of shares of Stock for a different number or kind of shares or other securities of the Company or any other corporation or other entity, by reason of a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, issuance of warrants, rights or debentures, change in the exercise price or conversion price under any warrants, rights or debenture as a result of any event, stock dividend, stock split or reverse stock split, extraordinary dividend, property dividend, combination or exchange of shares or otherwise.

"Change in Control" shall have the meaning provided in Section 12.

"Code" means the U.S. Internal Revenue Code of 1986, as amended.

"Committee" means a committee of the Board designated by the Board to administer the Plan in accordance with the requirements of each Exchange, as applicable. If no Committee is designated or is administering the Plan, all references to the Committee herein shall refer to the Board. While the Committee shall administer the Plan generally as provided in Section 12, the Board shall determine matters concerning Awards to directors and references herein to the Committee shall refer to the Board for matters relating to Awards to directors.

"Company" means Gold Reserve Inc., a Yukon corporation, and any successors thereto.

"Disability" means the inability to engage in any substantial activity by reason of any medically determinable, physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months.

"Employment" means the working relationship between the employee (creating a legally valid employer-employee relationship), directors or the consultants and the Company or Subsidiary, as applicable.

"Exchange" means the Toronto Stock Exchange and the American Stock Exchange, as applicable.

"Exchange Act" means the U.S. Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Fair Market Value" means, subject to any applicable Exchange rules, the volume weighted average trading price or the United States Dollar equivalent of the Stock calculated by dividing the total value by the total volume of Stock on the Principal Market, for the five trading days immediately preceding the relevant date; and if there is no trading during such period, the Fair Market Value means the closing trading price or the United States Dollar equivalent of the closing trading price on the most recent date previous to such grant date as reported on the Principal Market for the Stock. If no Fair Market Value has been established in accordance with the foregoing, Fair Market Value shall be the value established by the Committee in good faith and, in the case of an incentive stock option, in accordance with Section 422 of the Code.

"Incumbent Board" shall have the meaning provided in Section 12.

"Option" means the right to purchase Stock at a stated price for a specified period of time. For purposes of the Plan an Option may be either (i) an "incentive stock option" within the meaning of Section 422 of the Code or
(ii) a "nonstatutory stock option."

"Option Agreement" means the agreement evidencing the grant of an Option as described in Section 6.

"Option Price" means the price at which Stock may be purchased pursuant to an Option.

"Optionee" means a person to whom an Option has been granted under the Plan.

"Outstanding Voting Securities" has the meaning provided in Section 12.

"Participant" means an employee, director or a consultant who has been granted and, at the time of reference, holds an Option, Restricted Stock or Stock Appreciation Right.

"Period of Restriction" means the period during which shares of Restricted Stock are subject to restrictions pursuant to Section 9 of the Plan.

"Principal Market for the Stock" means the exchange, automated quotation system or trading market on which the majority of the Stock was traded over the last twelve-month period prior to the date of determination. This includes the Toronto Stock Exchange, the American Stock Exchange or such other securities exchange on which the Stock is listed from time to time.

"Restricted Stock" means shares of Stock granted pursuant to Section 9 of the Plan.

"Stock" means the Class A Common Shares of the Company, no par value per share.

"Stock Appreciation Right" means the right to receive the increase in the value of Stock subject to an Option in lieu of purchasing such Stock.

"Subsidiary" means any present or future subsidiary of the Company, as defined in Section 424(f) of the Code.

For all numbers, except when otherwise indicated by the context, the singular shall include the plural, and the plural shall include the singular.

SECTION 3. PARTICIPATION
---------------------------------------------------------------------------
Participation. Participants in the Plan shall be selected by the Committee from among those officers, directors, employees, and consultants of the Company and its Subsidiaries who, in the opinion of the Committee, are in a position to contribute materially to the Company's continued growth and development and to its long-term financial success.

The number of shares of Stock issuable to insiders: a) at any time, under all security based compensation arrangements, cannot exceed 10% of the outstanding shares of Stock of the Company on the date of grant; and b) within any one year period, under all security based compensation arrangements, cannot exceed 10% of the outstanding common shares on the date of grant.

SECTION 4. STOCK SUBJECT TO PLAN
----------------------------------------------------------------------------
Number. The total number of shares of Stock subject to issuance under the Plan, whether in the form of Restricted Stock, Options, or Stock Appreciation Rights, or any combination thereof, shall be 10% of the Corporation's outstanding shares of Stock, from time to time. No more than 3,637,883 shares of Stock may be issued as incentive stock options (as defined in the Code) without further approval by the Shareholders.

The Committee shall have the full authority to determine the number of shares of Stock available for Awards. In its discretion the Committee may include (without limitation), as available for distribution: (a) Stock subject to any Award that has been previously forfeited; (b) Stock under an Award that otherwise terminates, expires, or lapses without the issuance of Stock being made to a Participant; (c) Stock subject to any Award that settles in cash, or (d) Stock that is received or retained by the Company in connection with the exercise of an Award, including the satisfaction of any tax liability or tax withholding obligation. This paragraph shall apply equally for purposes of determining the number of shares of Stock available for incentive stock options, except that shares of Stock subject to incentive stock options that settle in cash shall not be available for distribution as incentive stock options.

Adjustment in Capitalization.

In the event of a Change in Capitalization, the Committee shall conclusively determine, in its sole discretion, the appropriate adjustments, if any, to
(i) the maximum number and class of shares of Stock or other securities with respect to which Options or Restricted Stock may be granted under the Plan;
(ii) the number and class of shares of Stock or other securities which are subject to outstanding Options or Restricted Stock granted under the Plan, and the purchase price therefore, if applicable, and (iii) the maximum number of shares of Stock or other securities with respect to which Options or Stock Appreciation Rights may be granted during the term of the Plan.

Any such adjustment in the shares of Stock or other securities subject to outstanding incentive stock options (including any adjustments in the purchase price) shall be made in such a manner as not to constitute a modification as defined by Section 424(h)(3) of the Code and only to the extent otherwise permitted by Sections 422 and 424 of the Code.

If, by reason of a Change in Capitalization, a grantee of Restricted Stock shall be entitled to, or an Optionee shall be entitled to exercise an Option with respect to new, additional or different shares of Stock or securities, such new, additional or different shares shall thereupon be subject to all of the conditions, restrictions and performance criteria which were applicable to the Restricted Stock or Stock subject to the Option, as the case may be, prior to such Change in Capitalization.

SECTION 5. DURATION OF PLAN
--------------------------------------------------------------------------
Duration of Plan. The Plan shall remain in effect, subject to the Board's right to earlier terminate the Plan pursuant to Section 12 hereof, until all Stock subject to the Plan shall have been purchased or acquired pursuant to the provisions hereof. Notwithstanding the foregoing, no Option, Stock Appreciation Right or Restricted Stock may be granted under the Plan on or after the tenth anniversary of the Effective Date.

SECTION 6. OPTION GRANTS
--------------------------------------------------------------------------
Grant of Options. Subject to Sections 4 and 5, Options may be granted to Participants at any time and from time to time as determined by the Committee. The Committee shall have complete discretion consistent with the terms of the Plan in determining whether to grant Options, the number of Options to be granted, and whether an Option is to be an incentive stock option within the meaning of Section 422 of the Code or a nonstatutory stock option. Only an employee of the Company, or its Subsidiaries (as such terms are defined in Section 424 of the Code) on the date of grant shall be eligible to be granted an incentive stock option. Nothing in this Section 6 of the Plan shall be deemed to prevent the grant of nonstatutory stock options in excess of the maximum established by Section 422 of the Code.

Option Agreement. Each Option shall be evidenced by an Option Agreement that shall specify the type of Option granted, the Option Price, the duration of the Option, the number of shares of Stock to which the Option pertains and such other provisions as the Committee shall determine. Each Option shall be designated in the Option Agreement as either an incentive stock option or a nonstatutory stock option. However, notwithstanding such designations, to the extent that the aggregate Fair Market Value of Shares subject to a Participant's incentive stock options granted by the Company, any parent or Subsidiary, which becomes exercisable for the first time during any calendar year (under all plans of the Company or any parent or Subsidiary) exceeds $100,000, such excess Options shall be treated as nonstatutory stock options. For purposes of this Section, incentive stock options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Stock shall be determined as of the time of grant.

Option Price. The Option Price for each Option shall be determined by, or in the manner specified by, the Committee provided that no Option shall have an Option Price that is less than the Fair Market Value of the Stock on the date the Option is granted (110% of Fair Market Value in the case of an incentive stock option granted to any person who owns Stock possessing more than 10% of the total combined voting power of all classes of Stock of the Company, known as a "Ten Percent Stockholder").

Duration of Options. Each Option shall have a maximum duration of ten years from the time it is granted, except that an incentive stock option granted to a Ten Percent Stockholder shall have a maximum duration of five years from the time it is granted.

Exercise of Options. Each Option granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve. Such restrictions and conditions need not be the same for each Participant.

SECTION 7. TERMS AND CONDITIONS APPLICABLE TO ALL OPTIONS
------------------------------------------------------------------------------
Payment. The Committee shall determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an incentive stock option, the Committee shall determine the acceptable form of consideration at the time of grant. Subject to applicable laws, such consideration may consist entirely of: (i) cash; (ii) check; (iii) other
Stock which (A) in the case of Stock acquired upon exercise of an Option, have been owned by the Optionee for more than six months on the date of surrender, and (B) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Stock as to which said Option shall be exercised; (iv) delivery of a properly executed exercise notice together with such other documentation as the Committee and the broker, if applicable, shall require to effect an exercise of the Option and delivery to the Company of the sale proceeds required to pay the exercise price; (v) a reduction in the amount of any Company liability to the Optionee, including any liability attributable to the Optionee's participation in any Company-sponsored deferred compensation program or arrangement; (vi) any combination of the foregoing methods of payment; or (vii) such other consideration and method of payment for the issuance of Stock to the extent permitted by applicable law; provided, however, that in no case will loans be permitted as consideration for exercising an Option hereunder to executive officers and directors of the Company unless otherwise permitted by law. Any such loan advances will be evidenced in writing, will provide for the payment of interest on terms then prevailing and will be secured by pledges of the Stock issuable upon the exercise of the Options and if such Stock is to be resold, the proceeds of such sale. It is presently anticipated that no such loan advance will remain outstanding for more than a period of thirty days.

Restrictions on Stock Transferability. The Committee may impose such restrictions on any shares of Stock acquired pursuant to the exercise of an Option under the Plan as it may deem advisable, including, without limitation, restrictions under applicable provincial securities law, under applicable U.S. federal and state securities law, under requirements of any Exchange and under any U.S. blue sky or state securities laws applicable to such shares.

Termination Due to Retirement. If the employment of the Optionee is terminated due to the Retirement (as hereinafter defined) of the Optionee, or if the directorship of the Optionee expires, any then outstanding options under the Plan may be exercised at any time prior to the earlier of the expiration date of the Options or twelve (12) months after the date of retirement. For purposes of the Plan, Retirement shall mean any termination of employment with the Company or a Subsidiary occurring after the completion of 10 years of service with the Company and the attainment of age 60 by the Optionee.

Termination Due to Death or Disability. The rights of an Optionee under any then outstanding Option granted to the Optionee pursuant to the Plan if the employment or directorship of the Optionee is terminated by reason of death or Disability shall survive for up to the earlier of the expiration date of the Options or one year after such death or Disability.

Termination of Employment for Cause. Anything contained herein or an Award agreement to the contrary notwithstanding, if the termination of an Optionee's employment with the Company or a Subsidiary is as a result of or caused by the Optionee's theft or embezzlement from the Company or a Subsidiary, the violation of a material term or condition of his or her employment, the disclosure by the Optionee of confidential information of the Company or a Subsidiary, conviction of the Optionee of a crime of moral turpitude, the Optionee's stealing trade secrets or intellectual property owned by the Company or a Subsidiary, any act by the Optionee in competition with the Company or a Subsidiary, or any other act, activity or conduct of the Optionee which in the opinion of the Committee is adverse to the best interests of the Company or a Subsidiary, then any Options and any and all rights granted to such Optionee thereunder, to the extent not yet effectively exercised, shall become null and void effective as of the date of the occurrence the event which results in the Optionee ceasing to be an employee or director of the Company or a Subsidiary, and any purported exercise of an Option by or on behalf of said Optionee shall following such date shall be of no effect.

Involuntary Termination of Employment. Options granted under the Plan after the Effective Date may be exercised at any time prior to the earlier of the expiration date of the Options or within thirty (30) days after the involuntary termination of employment (as hereinafter defined) of the Optionee with the Company, or applicable Subsidiary, but the Options may not be exercised for more than the number of shares, if any, as to which the Options were exercisable by the Optionee immediately prior to such termination of employment, as determined by reference to the terms and conditions specified at the time such Options were granted. For purposes of the Plan, "involuntary termination of employment" shall mean any termination of an Optionee's employment with the Company or applicable Subsidiary, by reason of the discharge, firing or other involuntary termination of an Optionee's employment by action of the Company or applicable Subsidiary other than an involuntary termination for cause as described in the paragraph above, or if the employee otherwise continued in the employment of another Subsidiary of the Company.

Voluntary Termination of Employment. Options granted under the Plan after the Effective Date may be exercised at any time prior to the earlier of the expiration date of the Options or within ninety (90) days after the voluntary termination of employment (as hereinafter defined) of the Optionee with the Company, or applicable Subsidiary, but the options may not be exercised for more than the number of shares, if any, as to which the options were exercisable by the Optionee immediately prior to such termination of employment, as determined by reference to the terms and conditions specified at the time such options were granted. For purposes of the Plan "voluntary termination of employment" shall mean any voluntary termination of employment by reason of the Optionee's quitting or otherwise voluntarily leaving the Company's, or Subsidiary's, employ other than a (a) voluntary termination of employment by reason of Retirement, (b) voluntary termination of employment for cause or (c) termination of employment as described above.

Transferability and Exercisability of Options.

No Option shall be transferable by the Optionee other than (i) by will or by the laws of descent and distribution; (ii) a qualified domestic relations order (as defined in the Code or Title 1 of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder); or (iii) gift to such Optionee's child(ren) or grandchild(ren), whether directly or indirectly or by means of a trust, partnership or otherwise. All Options shall be exercisable, during the Optionee's lifetime, only by the Optionee or by the guardian or legal representative of the Optionee or its alternative payee pursuant to such qualified domestic relations order, it being understood that the terms "holder" and "optionee" include the guardian and legal representative of the Optionee named in the Option Agreement and any person to whom an Option is transferred by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order or a gift permitted by the Plan. Notwithstanding the above, incentive stock options shall only be transferable by will or by the laws of descent and distribution.

SECTION 8. STOCK APPRECIATION RIGHTS
---------------------------------------------------------------------------
Stock Appreciation Rights. The Committee may, in its discretion, in connection with the grant of an Option, grant to the Optionee Stock Appreciation Rights, the terms and conditions of which shall be set forth in a written Award agreement. A Stock Appreciation Right shall cover the same shares of Stock covered by the Option (or such lesser number of shares of Stock as the Committee may determine) and shall, except as provided in this
Section 8, be subject to the same terms and conditions as the related Option. Stock Appreciation Rights shall be subject to the following terms and provisions:

A Stock Appreciation Right may be granted either at the time of grant, or at any time thereafter during the term of the Option if related to a nonstatutory stock option; or only at the time of grant if related to an incentive stock option.

A Stock Appreciation Right will entitle the holder of the related Option upon exercise of the Stock Appreciation Right, to surrender such Option or any portion thereof to the extent unexercised, and to receive payment of an amount determined by multiplying (i) the excess of the Fair Market Value of the Stock over the Option Price under the related Option, by (ii) the number of shares as to which such Stock Appreciation Right has been exercised. Notwithstanding the foregoing, the agreement evidencing the Stock Appreciation Right may limit in any manner the amount payable with respect to any Stock Appreciation Right.

A Stock Appreciation Right will be exercisable at such time or times and only to the extent that a related Option is exercisable, and will not be transferable except to the extent that such related Option may be transferable. A Stock Appreciation Right granted in connection with an incentive stock option shall be exercisable only if the Fair Market Value of the Stock on the date of exercise exceeds the Option Price in the related Option.

Upon the exercise of a Stock Appreciation Right, the related Option shall be cancelled to the extent of the number of shares of Stock as to which the Stock Appreciation Right is exercised, and upon the exercise of an Option granted in connection with a Stock Appreciation Right, the Stock Appreciation Right shall be canceled to the extent of the number of shares of Stock as to which the Option is exercised or surrendered.

A Stock Appreciation Right may be exercised by an Optionee only by a written notice delivered in person or by mail to the Secretary of the Company at the Company's principal executive office, specifying the number of shares of Stock with respect to which the Stock Appreciation Right is being exercised. The Optionee shall deliver the agreement evidencing the Stock Appreciation Right being exercised and the agreement evidencing any related Option to the Secretary of the Company who shall endorse thereon a notation of such exercise and return such agreement to the Optionee.

Payment of the amount determined under Subsection (b) may be made by the Company in the discretion of the Committee solely in whole shares of Stock in a number determined at their Fair Market Value on the date preceding the date of exercise of the Stock Appreciation Right or solely in cash, or in a combination of cash and Stock. If payment is made in Stock and the amount payable results in a fractional share, payment for the fractional share will be made in cash.

No Stock Appreciation Right may be exercised within three months after it is granted.

Subject to the terms of the Plan, the Committee may modify outstanding Awards of Stock Appreciation Rights or accept the surrender of outstanding Awards of Stock Appreciation Rights (to the extent not exercised) and grant new awards in substitution for them. Notwithstanding the foregoing, no modification of an Award of Stock Appreciation Rights shall adversely alter or impair any rights or obligations under the agreement granting such Stock Appreciation Rights without the Optionee's consent.

SECTION 9. RESTRICTED STOCK
---------------------------------------------------------------------------
Grant of Restricted Stock. Subject to Sections 4 and 5, the Committee at any time and from time to time, may grant Restricted Stock under the Plan to such Participants and in such amounts as it determines in its sole discretion. Each grant of Restricted Stock shall be made pursuant to a written Award agreement which shall contain such restrictions, terms and conditions as the Committee may determine in its discretion. Restrictions upon Restricted Stock shall be for such period or periods (herein called "Period(s) of Restriction") and on such terms and conditions as the Committee may, in its discretion, determine.

Transferability. Except as provided in this Section 9, the shares of Restricted Stock granted hereunder may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated for such period of time as shall be determined by the Committee and shall be specified in the Restricted Stock grant, or upon earlier satisfaction of other conditions set forth in the Restricted Stock grant.

Other Restrictions. The Committee may impose such other restrictions on any shares of Restricted Stock granted to any Participant pursuant to the Plan as it may deem advisable including, without limitation, restrictions under applicable provincial, U.S. federal or state securities laws, and shall legend the certificates representing Restricted Stock to give appropriate notice of such restrictions.

Certificate Legend. In addition to any legends placed on certificates pursuant to Section 9 hereof, each certificate representing shares of Restricted Stock granted pursuant to the Plan shall bear the following legend:

"The sale or other transfer of the shares of Stock represented by this certificate, whether voluntary, involuntary or by operation of law, is subject to certain restrictions on transfer set forth in Gold Reserve Inc.'s Equity Incentive Plan and Restricted Stock agreement dated ___________
[TO BE COMPLETED WITH THE DATE OF GRANT]. A copy of the Plan and such Restricted Stock agreement may be obtained from the Secretary of Gold Reserve Inc."

Removal of Restrictions. Except as otherwise provided in this Section 9, shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall become freely transferable, subject to compliance with applicable securities laws, by the Participant after the last day of the Period of Restriction. Once the shares are released from the restrictions, the Participant shall be entitled to have the legend required by Section 9 removed from his or her Stock certificate.

Voting Rights. During the Period of Restriction, Participants holding shares of Restricted Stock granted hereunder may exercise full voting rights with respect to such shares.

Dividends and Other Distributions. During the Period of Restriction, Participants holding shares of Restricted Stock granted hereunder shall be entitled to receive all dividends and other distributions paid with respect to such shares while they are so held. If any such dividends or distributions are paid in shares of Stock, such shares shall be subject to the same restrictions as the shares of Restricted Stock with respect to which they were paid.

SECTION 10. BENEFICIARY DESIGNATION
---------------------------------------------------------------------------
Beneficiary Designation. Subject to Sections 7 and 9, each Participant may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of the Participant's death before he or she receives any or all of such benefit. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee and will be effective only when filed by the Participant in writing with the Committee during the life time of the Participant. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the estate of the Participant.

SECTION 11. RIGHTS OF PARTICIPANTS
----------------------------------------------------------------------------
Employment. Nothing in the Plan shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment, directorship or service at any time nor confer upon any Participant any right to continue in the employ or service or as a director of the Company or any Subsidiary. No person shall have a right to be selected as a Participant or, having been so selected, to be selected again as an Optionee or recipient of Restricted Stock. The preceding sentence shall not be construed or applied so as to deny a person any participation in the Plan solely because he or she was a Participant in connection with a prior grant of benefits under the Plan.

SECTION 12. ADMINISTRATION; POWERS AND DUTIES OF THE COMMITTEE AND THE BOARD
----------------------------------------------------------------------------
Administration.

The Committee shall be responsible for the administration of the Plan as it applies to Participants other than directors, and the Board shall be responsible for the administration of the Plan as it applies to directors, subject to Section 2. The Committee, by majority action thereof, is authorized to interpret and construe the Plan, to prescribe, amend, and rescind rules and regulations relating to the Plan (including related agreements), to provide for conditions and assurances deemed necessary or advisable to protect the interests of the Company and its Subsidiaries, and to make all other determinations necessary or advisable for the administration, interpretation and construction of the Plan (including related agreements), but only to the extent not contrary to the express provision of the Plan. Determinations, interpretations, or other actions made or taken by the Committee pursuant to the provisions of the Plan shall be final and binding and conclusive for all purposes and upon all persons whomsoever. No member of the Committee shall be personally liable for any action, determination or interpretation made or taken in good faith with respect to the Plan, and all members of the Committee shall be fully indemnified by the Company with respect to any such action, determination or interpretation.

To the extent that the Board determines it to be desirable to qualify Awards granted hereunder as "performance-based compensation" within the meaning of
Section 162(m) of the Code, the Plan shall be administered by the Committee of two or more "outside directors" within the meaning of Section 162(m) of the Code.

Subject to the provisions of the Plan, and in the case of the Committee, subject to the specific duties delegated by the Board to such Committee, the Committee shall have the authority, in its discretion: (i) to determine the Fair Market Value of the Stock, in accordance with the Plan; (ii) to select the Participants to whom Awards may be granted hereunder; (iii) to determine whether and to what extent Awards or any combination thereof, are granted hereunder; (iv) to determine the number of shares of Stock to be covered by each Award granted hereunder; (v) to approve forms of agreement for use under the Plan; (vi) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Options or Stock Appreciation Rights may be exercised or other Awards vest (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the shares of Stock relating thereto, based in each case on such factors as the Committee, in its sole discretion, shall determine;(vii) to construe and interpret the terms of the Plan and Awards;
(viii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws;
(ix) to modify or amend each Award (subject to this Section), including the discretionary authority to extend the post-termination exercisability period of Options and Stock Appreciation Rights longer than is otherwise provided for in the Plan; (x) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted under the Plan; (xi) to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Stock or cash to be issued upon exercise or vesting of an Award that number of shares of Stock or cash having a Fair Market Value equal to the minimum amount required to be withheld (but no more). The Fair Market Value of any Stock to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Stock or cash withheld for this purpose shall be made in such form and under such conditions as the Committee may deem necessary or advisable; (xii) to determine the terms and restrictions applicable to Awards; (xiii) to determine whether Awards will be adjusted for changes in capitalization (including dividends); (xiv) to impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by a Participant of any Stock issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy, and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers; and (xv) to make all other determinations deemed necessary or advisable for administering the Plan.

Change in Control. (a) Without limiting the authority of the Committee as provided herein, the Committee, either at the time Options or shares of Restricted Stock are granted, or at any time thereafter, shall have the authority to take such actions as it deems advisable, including the right to accelerate in whole or in part the exercisability of Options and/or to reduce the Period of Restriction upon a Change in Control. Nothing herein shall obligate the Committee to take any action upon a Change in Control.

Change in Control" means the occurrence of any of the following events:

The acquisition by any individual entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of equity securities of the Company representing more than 25 percent of the voting power of the then outstanding equity securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"), provided, however, that for purposes of this subsection (i) the following acquisitions shall not constitute a Change of
Control: (A) any acquisition by the Company, (B) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, and (C) an acquisition pursuant to a transaction which complies with clauses (A), (B), and (C) of subsection (iii); or

A change in the composition of the Board as of the Effective Date (the "Incumbent Board") that causes less than a majority of the directors of the Company then in office to be members of the Incumbent Board provided, however, that any individual becoming a director subsequent to the Effective Date, whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

Consummation of a reorganization, merger, or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the purchase of assets or stock of another entity (a "Business Combination"), in each case, unless immediately following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Voting Securities immediately prior to such Business Combination will beneficially own, directly or indirectly, more than 50 percent of the then outstanding combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all of substantially all of the Company's assets directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Voting Securities, (B) no person (excluding any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) will beneficially own, directly or indirectly, more than a majority of the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership of the Company existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination will have been members of the Incumbent Board at the time of the initial agreement, or action of the Board, providing for such Business Combination; or

Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company; or

any other event or series of events which the Board reasonably determines should constitute a Change in Control.

Nothing in this Section 12 prevents the Committee from providing for an alternative definition of "Change in Control" in any Award agreement or related employment, change of control or other agreement that sets forth the rights with respect to any Award. In the event of any conflict between this definition and the definition in any such agreement, the more permissive "Change in Control" language shall prevail.

Amendment, Modification and Termination of Plan. The Board may, at any time and from time to time, modify, amend, suspend or terminate the Plan in any respect. Amendments to the Plan shall be subject to approval to the extent required to comply with any exemption to the short swing-profit provisions of
Section 16(b) of the Exchange Act pursuant to rules and regulations promulgated thereunder, with the exclusion for performance-based compensation under Code Section 162(m), or with the rules and regulations of any Exchange. The Board may also modify or amend the terms and conditions of any outstanding Option, Restricted Stock, or Stock Appreciation Right, subject to the consent of the holder and consistent with the provisions of the Plan. No amendment, modification or termination of the Plan shall in any manner adversely affect any Option, Stock Appreciation Right or Restricted Stock theretofore granted to any Participant under the Plan, without the consent of that Participant. Subject to the foregoing, and avoidance of doubt as it relates to the TSX guidelines, stockholder approval for the following types of amendments will not be required:

(a)  amendments of a "housekeeping" nature;
(b) a change to the vesting provisions of a security issued pursuant to the Plan;
(c) a change to the termination provisions of a security issued pursuant to the Plan, which does not entail an extension beyond the original expiry date; and
(d) the addition of a cashless exercise feature, payable in cash or securities, which provides for a net deduction of the number of underlying securities from the Plan reserve.

Interpretation. Unless otherwise expressly stated in the relevant Agreement, any grant of Options, Stock Appreciation Rights or performance-vesting Restricted Stock is intended to be performance-based compensation and therefore not subject to the deduction limitation set forth in Section 162(m)(4)(C) of the Code.

Date of Grant. The date of grant of an Award shall be, for all purposes, the date on which the Committee makes the determination granting such Award, or such other later date as is determined by the Committee; provided, however, the date of grant of an Option shall be the date when the Option is granted and its exercise price is set, consistent with applicable law and applicable financial accounting rules. Notice of the determination shall be provided to each Participant within a reasonable time after the date of such grant.

SECTION 13. TAX WITHHOLDING
----------------------------------------------------------------------------
Tax Withholding. At such times as a Participant recognizes taxable income in connection with the receipt of shares, securities, cash or property hereunder (a "Taxable Event"), the Participant shall pay to the Company or, if instructed by the Committee or its delegate, the Subsidiary that employs the Participant an amount equal to the applicable taxes and other amounts as may be required by law to be withheld by the Company or, if instructed by the Committee or its delegate, the Subsidiary that employs the Participant in connection with the Taxable Event.

SECTION 14. REQUIREMENTS OF LAW
-----------------------------------------------------------------------------
Requirements of Law. The granting of Options or Restricted Stock, and the issuance of shares of Stock upon the exercise of an Option or Stock Appreciation Right shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

Governing Law. The Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the Province of Ontario without giving effect to the choice of law principles thereof.

Listing, etc. Each Option or share of Restricted Stock is subject to the requirement that, if at any time the Committee determines, in its discretion, that the listing, registration or qualification of Stock issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Option or the issuance of Stock, no Options or Restricted Stock shall be granted or payment made or shares of Stock issued, in whole or in part, unless such listing, registration, qualification, consent or approval has been effected or obtained free of any conditions which are unacceptable to the Committee or the Board, acting in good faith.

Section 409A Savings Clause. It is the intention of the Company that no Award shall be "deferred compensation" subject to Section 409A of the Code, unless and to the extent that the Committee specifically determines otherwise as provided below, and the Plan and the terms and conditions of all Awards (current or future) shall be interpreted accordingly. The terms and conditions governing any Awards that the Committee determines will be subject to Section 409A of the Code, including any rules for elective or mandatory deferral of the delivery of cash or Stock pursuant thereto and any rules regarding treatment of such Awards in the event of a Change in Control, shall be set forth in the applicable agreement, and shall comply in all respects with Section 409A of the Code. Following a Change in Control, no action shall be taken under the Plan that will cause any Award that the Committee has previously determined is subject to Section 409A of the Code to fail to comply in any respect with Section 409A of the Code without the written consent of the Participant.

Restriction on Transfer. Notwithstanding anything contained in the Plan or any Agreement to the contrary, if the disposition of Stock acquired pursuant to the Plan is not covered by a then current registration statement under the U.S. Securities Act of 1933, as amended, and is not otherwise exempt from such registration, such Stock shall be restricted against transfer to the extent required by said Act, and Rule 144 or other regulations thereunder. The Committee may require anyone receiving Stock pursuant to an Option or Restricted Stock granted under the Plan, as a condition precedent to receiving such Stock, to represent and warrant to the Company in writing that such Stock is being acquired without a view to any distribution thereof and will not be sold or transferred other than pursuant to an effective registration thereof under said Act or pursuant to an exemption applicable under said Act, or the rules and regulations promulgated thereunder. The certificates evidencing any shares of such Stock shall be appropriately legended to reflect their status as restricted securities.

Notwithstanding anything contained in the Plan or any agreement to the contrary, Stock issued pursuant to the Plan in reliance on an exemption from the prospectus requirements of the securities legislation of a province of Canada may be subject to restrictions on transfer.


Exhibit 3.3 - Letter Agreement with SNC Lavalin Engineers & Constructors, Inc.

Gold Reserve Inc.

August 17, 2005

SNC-Lavalin Engineers & Constructors Inc. 2200 Lake Shore Blvd. West
Toronto, Ont.
Canada M8V 1A4
Attention:   Ian Pritchard Dear Sirs:

Re:   Las Brisas Gold Mine Project, Venezuela (the  Project") Letter of
Intent and Limited Authorization to Proceed

This letter is further to the proposal dated March 31, 2005 ("Proposal") submitted by SNC Lavalin Engineers & Constructors Inc. ("SNC") to Gold Reserve Inc. ("GRI") in response to GRI's request for proposals ("RFP") for engineering, procurement and construction management services ("EPCM Services") for the Project, and to our subsequent meetings, negotiations and discussions regarding the Project, the Proposal and a proposed contract for the EPCM Services (the "EPCM Contract").

Negotiations to Finalize EPCM Contract

This letter is to confirm that GRI and SNC will continue negotiations in good faith towards finalizing the proposed EPCM Contract. If all matters negotiated with SNC and if final wording of the EPCM Contract are both resolved to the complete satisfaction of GRI acting in its own best interests, and within such time period as GRI at its discretion may require, then it is the intention of GRI to award the EPCM Contract to SNC. The EPCM Contract will be comprised of two and perhaps three separate contracts: one for parts of the EPCM Services performed in Venezuela, one for the EPCM Services performed outside Venezuela, and if necessary a third, umbrella, contract that over-rides the other two contracts. The parties ("parties") to each of these separate contracts will be such affiliates of GRI and SNC as they may mutually agree.

However, it is agreed that either party may at any time terminate further negotiations with the other party if an impasse is reached in negotiations that a party does not believe can be overcome through further discussions between the parties.

It is also a condition to ongoing negotiations and to the provision of the Initial Services (as hereinafter defined), that SNC execute and deliver to GRI the form of confidentiality agreement attached as Schedule 1 - Confidentiality Agreement.

Authorization to Proceed with Initial Services

In the expectation that the negotiations will be successfully concluded and that the parties will finalize, execute and deliver the EPCM Contract, GRI hereby authorizes SNC to provide certain initial work and services (collectively the "Initial Services") as may be expressly authorized in writing from time to time by Mr. Doug Stewart on behalf of GRI and in each case agreed to by Mr. Dale Clarke on behalf of SNC, but subject at all times to a maximum total aggregate compensation to SNC for all Initial Services of US$ 1,000,000, plus G.S.T. (the "Maximum Authorization").

The following terms and conditions apply to the performance of the Initial
Services:

SNC will perform each of the Initial Services in accordance with such schedule as may be mutually agreed by Mr. Stewart and Mr. Clarke.

In performing the Initial Services, SNC will:

exercise no less standard of care than that exercised for services of a similar nature in respect of comparable mining projects in North America by recognized North American engineering firms who provide comparable services for such projects;

observe sound management, technical, engineering and consulting practices to complete the Initial Services with all due diligence, efficiency and economy; and

will be subject to all of the confidentiality obligations set out in the attached Schedule I - Confidentiality Agreement, to the same extent and in the same manner as if the terms thereof were expressly repeated herein .

3. GRI will pay, and SNC will receive as full compensation, the following amounts (collectively the "Advance Compensation") for the Initial Services:

For those personnel expressly authorized by Mr. Stewart to be used by SNC in the performance of the Initial Services, SNC will be paid:

the applicable hourly rate for such personnel, as calculated in accordance with Section 9.3 of the Proposal, for only the time spent by them in the performance of the Initial Services, as verified by daily timesheets that provide full details of the actual work and time spent each day by such personnel; and

for all overhead and administration, including all home office expenses and field office expenses as described in Section 9.4.1 and 9.4.2 of the Proposal, US$ 8.00 per approved manhour for such personnel.

For all travel-related expenses, at direct cost to SNC without markup, subject to and in accordance with SNC's standard travel policy as previously provided by SNC to GRI.

No fee as contemplated in the Proposal or otherwise (and whether for profit or otherwise) will be paid for or in relation to the Initial Services (subject, of course, to any fee to which the parties agree SNC is entitled under the EPCM Contract if and when such EPCM Contract is executed, and in this regard, the provisions of the EPCM Contract, including in respect of payment of the fee, shall have retroactive effect except as may otherwise be agreed).

Invoices for the Initial Services will be rendered monthly, supported by such documentation and in such format as GRI may require to demonstrate and verify the correctness of the amount claimed. SNC's GST registration number will be on each invoice. GRI will pay the undisputed amounts of each invoice within ten (10) calendar days after receipt of the invoice. If any parts of an invoice are disputed by GRI, then GRI will promptly notify SNC and the parties will thereafter use reasonable efforts to resolve such disputes as expeditiously as possible.

Upon payment of the Advance Compensation to SNC, GRI shall be entitled to keep and use for the Project any and all work product, concepts and ideas produced for the Project by or through SNC as part of the Initial Services.

SNC will not perform any of the Initial Services in Venezuela, except as may be subsequently agreed.

GRI may at any time upon not less than ten (10) calendar days' written notice terminate the Initial Services, in which case SNC will stop performing the Initial Services as of the effective date of termination specified in such notice (the "Termination Date"). SNC will not be entitled to any payment for any part of the Initial Services performed after the Termination Date. Upon such termination, other than making payment as aforesaid, GRI will be relieved of any and all obligations and liabilities towards SNC.

Subject only to the express provisions of the EPCM Contract if the EPCM Contract is finalized and executed by the parties:

other than the Advance Compensation, SNC shall not be entitled to receive any payment or compensation whatsoever for the Initial Services;

in no event shall GRI be liable to SNC for any amount in excess of the Maximum Authorization, whether in relation to the Initial Services, the Project, the RFP, the Proposal, the proposed EPCM Contract or any negotiations relating thereto;

except for its obligation to pay the Advance Compensation for the Initial Services, GRI shall have no obligation or liability towards SNC; and

In consideration for agreeing to forego a fee on the Initial Services except as may be provided for under the EPCM Contract, as set out in paragraph 3(c), and subject to paragraph 9, SNC's maximum liability to GRI in respect of this agreement (including without limitation any claims in respect of any defect or deficiency in the Initial Services), shall, except as is agreed in the EPCM Contract, be limited to re-performance by SNC at its own cost, of any defective or deficient Initial Services (and of any Initial Services which must be re-performed as a result thereof), whether such liability is framed in contract, tort (including negligence), by statute, or otherwise.

SNC will indemnify and hold GRI harmless from and against claims by third parties for personal or bodily injury caused by a party, its officers, directors, employees, consultants and agents in the performance of the Initial Services.

This agreement will be governed by the laws in force in Ontario, Canada.

If the EPCM Contract is not finalized and awarded to SNC on such terms and conditions as may be acceptable to GRI at its sole discretion and within such time period as GRI at its discretion may require, and if the Initial Services have not been completed and are terminated as provided herein, then GRI (and its directors, officers, employees, consultants and agents) will be relieved of any and all obligations and liabilities towards SNC with regard to or in relation to the Project, the request for proposals, the Proposal, and any and all negotiations and agreements in relation to the foregoing, except in respect of payment for the Initial Services rendered as provided herein,, and GRI will thereafter be at liberty to negotiate with others for the EPCM Contract and award it to anyone other than SNC that GRI, in its sole and absolute discretion, considers appropriate and in the best interest of GRI.

EPCM Contract to have Retroactive Effect

The EPCM Contract, as finalized, will include a provision that has retroactive affect to include the Initial Services, and all of the Initial Services shall be merged into and included within the EPCM Contract.

Acknowledgement and Confirmation

Please acknowledge your agreement to the above by signing in the space indicated below and returning one copy to the undersigned at your earliest opportunity. This letter shall then constitute the entire agreement between the parties concerning the subject matter hereof, and shall supersede all prior agreements, representations, discussions, communications and any and all other understandings between the parties with respect thereto.

It is agreed that either party may transmit by fax to the other party a copy of this letter agreement executed by the party transmitting the copy by fax, the receipt of which faxed copy by the receiving party shall have the same force and effect as if the original thereof had been delivered to the receiving party at the same time, and which faxed copy shall be admissible against the sending party in any legal or arbitral proceeding as evidence of the due and proper execution of this letter agreement by the sending party.

Yours very truly,

GOLD RESERVE INC.

Per:
/s/ Douglas E. Stewart


ACKNOWLEDGEMENT AND AGREEMENT

SNC-LAVALIN ENGINEERS & CONSTRUCTORS INC. hereby acknowledges and agrees to the content of this letter, to negotiate and finalize the proposed EPCM Contract for the Project in good faith, and to perform the Initial Services as authorized in this letter, all on, in accordance with and subject to this letter of intent.

Dated at Toronto, Ont., Canada, this 12th day of August, 2005.

Per:
/s/ Feroz Ashraf
Sr. Vice President
Commercial & Strategic Development
Global Mining and Metallurgy



Gold Reserve


August 24, 2005
SNC-Lavalin Engineers & Constructors Inc. 2200 Lake Shore Blvd. West
Toronto, Ont.
Canada  M8V 1A4
Attention:   Ian Pritchard

Dear Sirs:

Re:   Las Brisas Gold Mine Project, Venezuela (the "Project") Amendment to
Letter of Intent and Limited Authorization to Proceed

This letter is further to the Letter of Intent and Limited Authorization to proceed dated August 17, 2005 ("LOI") between SNC to GRI in respect of the Project, and to our subsequent meetings, negotiations and discussions in respect thereof. This letter comprises an amendment to the LOI.

All capitalized terms herein bear the same meaning as in the LOI.

Fee Payable in Respect of Initial Services Notwithstanding section 3(c) of the LOI, GRI and SNC hereby agree that GRI shall, in addition to amounts payable under the LOI in accordance with its terms, pay SNC a fee in the amount of US$7.92 for each the manhour of the Initial Services. For greater certainty, SNC may retroactively bill GRI this Fee in respect of Initial Services performed prior to the date of this letter. LOI in Full Force and Effect

Except as expressly amended hereby, the LOI remains in full force and effect in accordance with this terms.

Acknowledgement and Confirmation

Please acknowledge your agreement to the above by signing in the space indicated below and returning one copy to the undersigned at your earliest opportunity. This letter, together with the LOI, shall then constitute the entire agreement between the parties concerning the subject matter hereof, and shall supersede all prior agreements, representations, discussions, communications and any and all other understandings between the parties with respect thereto.

It is agreed that either party may transmit by fax to the other party a copy of this letter agreement executed by the party transmitting the copy by fax, the receipt of which faxed copy by the receiving party shall have the same force and effect as if the original thereof had been delivered to the receiving party at the same time, and which faxed copy shall be admissible against the sending party in any legal or arbitral proceeding as evidence of the due and proper execution of this letter agreement by the sending party.

Yours very truly,

GOLD RESERVE INC.
Per: James Geyer
/s/ James p. Geyer
10/24/2005

ACKNOWLEDGEMENT AND AGREEMENT

SNC-LAVALIN ENGINEERS & CONSTRUCTORS INC. hereby acknowledges and agrees to the content of this letter.

Dated at Toronto, Ontario, this 25th day of October, 2005.
Per:
/s/ Ian Pritchard________________
(Signature)
Name:   Ian Pritchard
Title:   VP & GM, M & M


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


Date: March 30, 2006
s/ Rockne J Timm
Rockne J. Timm,
Chief Executive Officer



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


Date: March 30, 2006
s/ Robert A. McGuinness
Robert A. McGuinness,
Vice President-Finance & CFO

Exhibit 13.1 - Chief Executive Officer's Section 906 Certification

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gold Reserve Inc. on Form 20-F for the year ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof, I, Rockne J. Timm, Chief Executive Officer of Gold Reserve Inc., certify to my knowledge, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Annual Report on 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Annual Report on Form 20-F fairly presents, in all material respects, the financial condition and result of operations of Gold Reserve Inc.

s/  Rockne J. Timm
    Rockne J. Timm
    Chief Executive Officer
    March 30, 2006

Exhibit 13.2 - Chief Financial Officer's Section 906 Certification

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gold Reserve Inc. on Form 20-F for the year ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof, I, Robert A. McGuinness, Vice
President-Finance & CFO of Gold Reserve Inc., certify to my knowledge, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Annual Report on 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Annual Report on Form 20-F fairly presents, in all material respects, the financial condition and result of operations of Gold Reserve Inc.

s/   Robert A. McGuinness
     Robert A. McGuinness
     Vice President-Finance & CFO
     March 30, 2006


Exhibit 99.1 - Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No 333-127336 and No 333-127337) Gold Reserve Inc. of our report dated February 17, 2006, which appears in Gold Reserve Inc.'s Annual Report on Form 20-F for the year ended December 31, 2005.

s/  PRICEWATERHOUSECOOPERS LLP
    Chartered Accountants
    Vancouver, BC, Canada
    March 30, 2006


Exhibit 99.2 - Consent of Pincock, Allen & Holt

Pincock, Allen & Holt does hereby consent to the reference to this firm in the Annual Report on Form 20-F of Gold Reserve, Inc. filed with the Securities and Exchange Commission on or about March 31, 2006. We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-127336 and File No. 333-127337) of Gold Reserve Inc., the reference to this firm, which appears in this Form 20-F. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

s/  Pincock, Allen & Holt
    March 30, 2006


Exhibit 99.3 - Consent of SNC-Lavalin Engineers & Constructors, Inc.

SNC-Lavalin Engineers & Constructors, Inc. does hereby consent to the reference to this firm in the Annual Report on Form 20-F of Gold Reserve, Inc. filed with the Securities and Exchange Commission on or about March 31, 2006. We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-127336 and File No. 333-127337) of Gold Reserve Inc., the reference to this firm, which appears in this Form 20-F. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

s/  SNC-Lavalin Engineers & Constructors, Inc.
    March 30, 2006


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

Bankable Feasibility Study... An analysis to determine the economic viability of the Brisas project mineralization done in accordance with industry standards in sufficient detail for a financial institution to provide financing for the Brisas project.

batholith...   A mass of igneous rock with a surface area greater than 100 square kilometers.

Bolivar...   The basic monetary unit of the Republic of Venezuela. As of
March 2006, 2,150 Bolivars equaled one U.S. Dollar.

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

Brisas Property or Project...   The Brisas property or project consists of
the Brisas alluvial concession, the Brisas hardrock concession beneath the alluvial concession, applications for other mineralization (primarily nominal values of copper and silver) contained in these concessions, and contracts and concessions for mineralization (primarily gold, copper and molybdenum) and infrastructure use on land parcels contiguous to the existing concessions.

Choco 5 Property... Grass-roots exploration target leased from Minerven, a subsidiary of CVG.

concentrate...   A finely ground product of the milling process, containing a high percentage of valuable metal, which is typically sent to a smelter for further processing.

concession...   A privilege, license or mining title granted by MIBAM to
explore and, if warranted, produce minerals from a specified property.

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

Ministry of Basic Industries
and Mines (MIBAM)...   Venezuelan governmental entity, which until early 2005
was previously referred to as the Ministry of Energy and Mines (MEM), which exercises supervisory jurisdiction over the Brisas Project and the Company's activities thereon.

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

probable mineral reserve...
Probable (Indicated) Reserves...   Consolidated Ontario Securities Act
("CSA") N.I. 43-101
The economically mineable part of an indicated mineral resource, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
SEC Industry Guide 7
Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Proterozoic...   That part of the Precambrian time represented by rocks in
which traces of life appear or the younger part of Precambrian time.

Proven (Measured) Reserves...   CSA N.I. 43-101
The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
SEC Industry Guide 7
Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

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

CONVERSION FACTORS:
1 Troy ounce  =  31.1034
Grams1 Tonne     =  1.1023
Short tons or 2204.6 Pounds
1 Hectare   =  2.4711  Acres
1 Kilometer   = 0.6214  Miles
1 Meter     =  3.28084  Feet

SYMBOLS:  Au    =  Gold
Cu    =  Copper
gpt    =  Grams per tonne
kt    =  Thousand tonnes
Au Eq    =  Gold equivalent