Form 40-F
period 2006-12-31
GOLD RESERVE INC
filed 2007-03-30
CIK 1072725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT
OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the fiscal year ended: December 31, 2006		Commission File Number: 001-31819

GOLD RESERVE INC.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Yukon Territory, Canada	1040	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Code	(I.R.S. Employer Identification
incorporation or organization)	Number)	Number)
926 West Sprague Avenue, Suite 200, Spokane, Washington 99201		(509) 623-1500
(Address and telephone number of Registrant’s principal executive offices)
Rockne J. Timm,
926 West Sprague Avenue, Suite 200, Spokane, Washington, 99201		(509) 623-1500
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class		Name of each exchange on which registered
Class A common shares, no par value per share		The Toronto Stock Exchange (“TSX”)
Preferred Share Purchase Rights		American Stock Exchange (“AMEX”)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Class A common shares, no par value per share
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:
☒ Annual Information Form	☒ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Class A common shares, no par value per share: 40,331,192
Equity Units, no par value per share: 585,824

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such
Rule.
	☐ Yes 82-_____	☒ No

1 of 80

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

2 of 80

EXPLANATORY NOTE

Gold Reserve Inc. (the “Company”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

CAUTIONARY NOTE REGARDING DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. Accordingly, the audited consolidated financial statements of the Company included herein may not be comparable to financial statements of U.S. companies. Significant differences between Canadian GAAP and U.S. GAAP are described in Note 11 of the audited consolidated financial statements of the Company.

CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES

Information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council. These definitions differ from the definitions in the U.S. Securities & Exchange Commission (“SEC”) Industry Guide 7 under the Securities Act. The definitions of “proven” and “probable” reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7.

In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. ”Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases, and such estimates are not part of the SEC industry Guide 7.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information presented or incorporated by reference in this Annual Report on Form 40-F contains both historical information and forward-looking statements (including within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act). These forward-looking statements involve risks and uncertainties, as well as assumptions that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

3 of 80

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; operational, regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); corruption and uncertain legal enforcement; requests for improper payments; the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by the Company or the Company’s consultants in conjunction with the feasibility study concerning the Brisas Project prepared in 2005 (as updated or modified from time to time) significantly differ or change as a result of actual results in the Company’s expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); the Company’s dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that is expected to be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “assume,” “positioned,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends that do not relate to historical matters, identify forward-looking statements. Any such forward- looking statements are not intended to give any assurances as to future results. Due to risks and uncertainties, including risks and uncertainties identified in the documents incorporated herein, actual results may differ materially from current expectations.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this Annual Report or the documents incorporated by reference herein that would warrant any modification of any forward-looking statement made in this document or the documents incorporated by reference herein, other documents filed periodically with securities regulators or documents presented on the Company’s website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise. Investors are urged to read the Company’s filings with Canadian and U.S. securities regulatory agencies, which can be viewed on-line at www.sedar.com or www.sec.gov.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in U.S. dollars.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2006 is included herein as Exhibit 99.1.

     AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

For audited consolidated financial statements, including the report of the auditors with respect thereto, see Exhibit 99.2.

Management’s Discussion and Analysis

For management’s discussion and analysis, see Exhibit 99.3.

4 of 80

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report. Based on that evaluation, the Company’s management, including the chief executive officer and chief financial officer, concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and in the United States. Internal control over financial reporting includes:

  maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;
  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of the executive officers of the Company; and
  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

     This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15d-15(f) under the Exchange Act).

5 of 80

AUDIT COMMITTEE

The Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As at the date of the Annual Report, the following individuals comprise the entire membership of the Company’s Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

Chris Mikkelsen Patrick McChesney Jean Charles Potvin.

Our Audit Committee’s Charter can be found on our website at www.goldreserveinc.com in the Investor Relations section under “Governance.”

Independence

The Board of Directors has made the affirmative determination that all members of the Audit Committee are “independent” pursuant to the criteria outlined by AMEX, Canadian Securities Act NI 52-110 and Rule 10A-3 of the Exchange Act.

Audit Committee Financial Expert

Mr. Mikkelsen is a Certified Public Accountant (“CPA”) and shareholder in McDirmid, Mikkelsen, Secrest PS, a large local CPA practice. Mr. McChesney is a past and present financial executive for a number of companies. Mr. Potvin is President and CEO of Tiomin Resources, Inc., a resources company based in Toronto, Canada, has an MBA-Finance degree and was an investment analyst at Burns Fry Ltd for 13 years. Mr. Mikkelsen serves as the “audit committee financial expert,” as defined under Item 8(a) of General Instruction B to Form 40-F, although the Board believes that all members of the Audit Committee have sufficient knowledge and experience to satisfy the “financial sophistication” requirement of AMEX and to serve as the Audit Committee’s “audit committee financial expert.” The SEC has indicated that the designation of Mr. Mikkelsen as an audit committee financial expert does not make Mr. Mikkelsen an “expert” for any purpose, impose any duties, obligations or liabilities on Mr. Mikkelsen that are greater than those imposed on members of the Audit Committee and Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

CODE OF ETHICS

The Company has adopted a Code of Ethics and Conduct that is applicable to all its directors, officers and employees. The Code of Ethics contains general guidelines for conducting the business of the Company. The Code was amended and approved by the Board effective March 24, 2006. There have been no waivers to this Code since its inception. We intend to disclose future amendments to, or waivers from, certain provisions of the Code on our website within five business days following the date of such amendment or waiver. A copy of the Code of Ethics and Conduct can be found on our website at www.goldreserveinc.com in the Investor Relations section under “Governance.” We believe that our Code of Ethics and Conduct constitutes a “code of ethics” as defined by the SEC and a “code of ethics and conduct” pursuant to the criteria outlined by AMEX.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate Audit Fees billed for professional services rendered by PricewaterhouseCoopers LLP (“PwC”) for the audit of our annual financial statements or services that are normally provided by PwC in connection therewith for 2006 and 2005 were CAD $68,892 and CAD $54,000, respectively.

6 of 80

Audit-Related Fees

The aggregate Audit-Related Fees for professional services rendered by PwC for services connected with our quarterly reports and securities filing documents for 2006 and 2005 were CAD $92,192 and CAD $54,200, respectively.

Tax Fees

The aggregate Tax Fees for professional services rendered by PwC for tax planning, compliance and return preparation services for 2006 and 2005 were CAD $137,917 and CAD $79,750, respectively.

All Other Fees

None.

Audit Committee Services Approval Policy

Our Audit Committee is responsible for the oversight of our independent auditor’s work and pre-approves all services provided by PwC. The Audit Committee sets forth its pre-approval in the minutes of its meetings. Audit-Related and Tax services provided by PwC are typically approved individually during the Committee’s periodic meetings or, on an as-needed basis, the Audit Committee’s Chair is authorized to approve such services in advance on behalf of the Committee with such approval reported to the full Audit Committee at its next meeting.

OFF-BALANCE SHEET ARRANGEMENTS

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2006:

1The amounts shown above are conditioned on obtaining sufficient project financing and on-going project approvals for the Brisas Project. The Company maintains EP & CM services contracts under which the Company is expected to pay as much as $43 million. In general the contract is cancellable as a result of various events or reasons and upon cancellation the Company is obligated to pay contractor costs already incurred, any third party commitments, plus any de-mobilization charges that might be applicable.

7 of 80

2The Company has a services agreement with a group of Mandated Lenders to provide various banking services related to obtaining project financing for the Brisas Project. The agreement provides for quarterly payments to each of the four banks in the Mandated Lenders group until the financing is secured. The amount shown above represents the amount payable under the contract if financing is not secured during 2007 and the contract is not cancelled by the Company. Prior to July 1, 2007, the agreement is cancellable by the Company upon payment of a break fee of $250,000 to each of the four Mandated Lender group members. Thereafter the agreement is cancellable at anytime with no further obligation of the Company.

3The Company leases office space under a non-cancelable operating lease which expires March 1, 2009. Future minimum annual rent payable under the lease is $121,926 in 2007, $122,424 in 2008 and $20,404 in 2009.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Company previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process on May 2, 2006 with respect to the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD RESERVE INC. By: s/ Robert A. McGuinness Robert A. McGuinness, its Vice President of Finance, Chief Financial Officer, and its Principal Financial and Accounting Officer March 30, 2007

8 of 80

EXHIBIT INDEX

Exhibit
Number	Exhibit

99.1	Annual Information Form

99.2	Audited Annual Financial Statements

99.3	Management’s Discussion and Analysis

99.4	Certification of Gold Reserve Inc. Chief Executive Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

99.5	Certification of Gold Reserve Inc. Chief Financial Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

99.6	Certification of Gold Reserve Inc. Chief Executive Officer pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

99.7	Certification of Gold Reserve Inc. Chief Financial Officer pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Pincock Allen & Holt, Inc.

99.10	Consent of Marston & Marston, Inc.

9 of 80

Exhibit 99.1 – Annual Information Form

GOLD RESERVE INC.

ANNUAL INFORMATION FORM

For The Year Ended December 31, 2006

As filed on March 30, 2007

10 of 80

11 of 80

INTRODUCTORY NOTES The Company

     Gold Reserve Inc. (the "Company") is a mining company incorporated in 1998 under the laws of the Yukon Territory, Canada. Gold Reserve Inc's. registered agent is Austring, Fendrick, Fairman & Parkkari, The Drury Building, 3801 Third Avenue, Whitehorse, Yukon, Y1A 4Z7. Telephone and fax numbers for the registered agent of the Company are 867.668.4405 and 867.668.3710, respectively. The Company's Brisas Project corporate administrative office is located at 926 West Sprague Avenue, Suite 200, Spokane, WA 99201, U.S.A. and its Venezuelan administrative and technical offices are located in Caracas and Puerto Ordaz, Venezuela. Telephone and fax numbers for the Company's administrative office are 509.623.1500 and 509.623.1634, respectively.

     The Company is engaged in the business of exploration and development of mining projects and continues to focus the majority of its management and financial resources on its most significant asset, the Brisas Gold/Copper Project, and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela.

Financial Reporting

     The Company maintains its accounts in U.S. dollars and prepares its financial statements in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The consolidated financial statements of the Company for December 31, 2006 are incorporated by reference in this Annual Information Form. The differences between Canadian and U.S. GAAP are reconciled in Footnote 11 of the consolidated financial statements. All information in this Annual Information Form is as of March 29, 2007, unless otherwise noted.

Currency

     Unless otherwise indicated, all references to "$", "US$" or "U.S. dollars" or "dollars" in this Annual Information Form refer to United States dollars and references to "Cdn$" refer to Canadian dollars. The twelve month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last three years equaled 0.8815, 0.8255, and 0.7683, respectively and the exchange rate at the end of each such period equaled 0.8582, 0.8579, and 0.8310, respectively.

Mineral Reserve Estimates

     The mineral reserves contained herein have been calculated in accordance with CSA National Instrument 43-101, as required by Canadian Securities Regulatory authorities. We advise U.S. investors that definitions contained in National Instrument 43-101 differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.

Glossary

Certain technical terms used herein are defined in the glossary at the end of this Annual Information Form.

FORWARD-LOOKING STATEMENTS

     The information presented or incorporated by reference in this Annual Information Form contains both historical information and forward-looking statements (within the meaning of the Securities Act (Ontario), Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

     These forward-looking statements involve risks and uncertainties, as well as assumptions that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements. See - Risk Factors. Due to risks and uncertainties, including risks and uncertainties identified above and in this Annual Information Form, actual results may differ materially from current expectations.

     The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “assume,” “positioned,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

12 of 80

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

     Investors are urged to read the Company’s filings with U.S. and Canadian securities regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or at the Company’s website, www.goldreserveinc.com. Additionally, you can request a copy of any of these filings directly from the Company.

CORPORATE STRUCTURE

     Except as otherwise indicated herein, the terms “we,” “us,” “our,” and the "Company" throughout this report refer primarily to: (in the case of the Brisas Project) Gold Reserve Inc., Gold Reserve Corporation, Gold Reserve de Barbados Limited (domiciled in Canada, the U.S. and Barbados, respectively), Gold Reserve de Venezuela, C.A. ("GLDRV") and Compania Aurifera Brisas del Cuyuni, S.A. ("BRISAS") (both domiciled in Venezuela). In the case of the Choco 5 Project, the terms noted above refer to Gold Reserve Inc., Gold Reserve Corporation, GRI El Choco Limited and GRI El Choco Minerales C.A. (domiciled in Barbados and Venezuela, respectively). The Company has two additional U.S. subsidiaries, Great Basin Energies, Inc. ("Great Basin") and MGC Ventures Inc. ("MGC Ventures"). All of the consolidated companies noted above are wholly owned except for Great Basin and MGC Ventures, which are approximately 46% owned.

HISTORY AND DEVELOPMENT OF THE COMPANY

     The Company has been engaged in the business of exploration and development of mining projects since 1956 and is presently focused primarily on its most significant asset, the Brisas Project, and to a lesser extent the exploration of its Choco 5 property. The Brisas Project is a gold/copper deposit that is located in the Km 88 mining district of the State of Bolivar in southeastern Venezuela. The Project was acquired by the Company in 1992 and since then over $100 million has been expended (costs capitalized and costs expensed in the period incurred) on the development of the Brisas Project. The Choco 5 property is a grass-roots gold exploration property located in the El Callao mining district in the State of Bolivar, southeastern Venezuela. Since acquiring the Choco 5 property in 2000, the Company has invested approximately $900,000 on acquisition and exploration costs.

13 of 80

In February 1999, the shareholders of Gold Reserve Corporation approved a plan of reorganization whereby Gold Reserve Corporation (in existence since 1956) became a subsidiary of Gold Reserve Inc., the successor issuer (the “Reorganization”). Generally, each shareholder of Gold Reserve Corporation received one Gold Reserve Inc. Class A common share for each common share owned of Gold Reserve Corporation, continuing to own an interest in the business that in aggregate was essentially the same as before the Reorganization. Certain U.S. Shareholders, for tax reasons, received equity units in lieu of Gold Reserve Inc. Class A common shares. An equity unit is comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share. The equity units are substantially equivalent to a Class A common share and are immediately convertible into Gold Reserve Inc. Class A common shares upon compliance with certain procedures. Equity units are not listed for trading on any stock exchange, but, subject to compliance with applicable federal, provincial and state securities laws, may be transferred. Unless otherwise noted, general references to common shares of the Company include Class A common shares and Class B common shares as a combined group.

RISK FACTORS

     The business and exploration and development activities of the Company are subject to risks. In addition to considering the information in this Annual Information Form, you should carefully consider the following risk factors. The following risk factors, as well as risks not currently known to the Company, could adversely affect the Company's future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company.

Our mining assets are concentrated in a foreign country and our operations are subject to inherent local risks.

     Our exploration and development activities in foreign countries are affected by certain factors including those listed below which are beyond our control. Any one of those factors could have a material adverse affect on our financial position and results of operations

Political and Economic Environment

The Company’s principal mineral properties are located in Venezuela and, as such, the Company is subject to political and economic risks, including:

  The effects of local political, labor and economic developments, instability and unrest;
  Significant or abrupt changes in the applicable regulatory or legal climate;
  Corruption, requests for improper payments, or other actions that may violate Canadian and U.S. foreign corrupt practices acts, uncertain legal enforcement and physical security;
  Limitations on mineral exports;
  Invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights;
  Exchange controls and export or sale restrictions;
  Currency fluctuations and repatriation restrictions;
  Competition with companies from countries that are not subject to Canadian and U.S. laws and regulations;
  Laws or policies of foreign countries and Canada affecting trade, investment and taxation;
  New regulations on mining, environmental and social issues.

     A number of permits or authorizations are required prior to obtaining project financing and completing construction on the Brisas property

     The Company is dependent on Venezuelan regulatory authorities to issue the Company various permits relating to the Brisas Project prior to obtaining project financing and completing construction and operating the Brisas Project. Consistent with other mining projects of this magnitude, in addition to the permits or authorizations that are necessary to be received from the Ministry of Environment (MINAMB), a number of other permits or authorizations from various local, state and federal agencies are expected to be required. MINAMB’s approval of the Environmental and Social Impact Study (ESIA) is the basis for issuing various permits or authorizations to ultimately exploit the gold and copper mineralization.

14 of 80

MINAMB recently approved the Brisas Environmental and Social Impact Study for the Exploitation and Processing of Gold and Copper Ore (“Estudio de Impacto Ambiental y Sociocultural”) (ESIA). As a result of the approval, on March 27, 2007 MINAMB issued the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project.

     Management can give no assurance that the issuance of additional permits and/or authorizations the Company requires for the Brisas Project will not be delayed or withheld, or any existing rights or approvals already issued or granted to the Company for its operations in Venezuela will not be rescinded, or otherwise challenged. The reasons for any such action could relate to a number of factors noted herein, which are mostly outside of the Company’s control or in response to the Company’s lawful actions and, as a result, management is unable to provide any assurance as to if and when the remaining required Venezuelan permits and/or authorizations will be issued to the Company. Failure to obtain any future permit and/or authorization will result in the Company not being able to complete the construction and operate the Brisas Project, which will result in a material adverse affect on the Company’s operations and investments in Venezuela and continued operating losses.

Government Review of Contracts and Concessions for Compliance

     In 2005 Venezuela announced that it intended to review all foreign investments in non-oil basic industries, including gold projects. As part of that review, the Government announced a plan to create a new state mining company to increase government control over the sector and the revocation of inactive and out of compliance contracts and concessions. In June 2006, a new draft Mining Law was submitted by the Office of the Vice President of the Republic to the National Assembly's (Asamblea Nacional) Standing Committee on Energy and Mines. Among other things the draft law provided for the control of primary mining activities, as defined therein, exclusively by the State, either directly through the National Mining Company (Empresa de Produccion Social Minera Nacional, C.A.) or via a joint venture with private entities in which the Venezuelan State holds more than 50% of the capital stock. Subsequent to its introduction in the National Assembly strong opposition to the terms of the draft new law (primarily the "no more concessions" provisions) developed throughout the industry, including the small miners.

     The formal public announcement of the results of the compliance review has not been made and it is unclear when such formal public announcement will take place or whether the final policy when announced will be consistent with prior public statements. In addition, the draft Mining Law has yet to be implemented in its original or modified form by the National Assembly. It is unclear what provisions the final law will contain, if or when they will be enacted, or how those final provisions will impact the Company's operations in the future. In regards to the compliance review, we believe, based on communications with the relevant regulatory agencies, all of our properties are in compliance with applicable regulations, including our required and voluntary commitments to various social, cultural and environmental programs in the immediate and surrounding areas near Brisas. Likewise, in regards to the draft Mining Law, pre-existing mining concessions are grandfathered under the draft legislation, and as such the draft mining law would not extinguish pre-existing mining concessions granted under previous mining legislation, such as those held by the Company.

     However, due to the uncertainty regarding the compliance review, the creation of a new state mining company and proposed changes in the mining law, we cannot provide any assurance that our ability to develop and operate our Venezuelan properties we will not be adversely affected in the future. Until the draft Mining Law completes the law-formation procedure under the Venezuelan Constitution, the 1999 Mining Law remains in force.

Currency and Exchange Controls

     In 2003, the Central Bank of Venezuela enacted exchange control regulations as a measure to protect international reserves. Since March 2005, the exchange rate has been set at approximately 2,150 Bolivars per one U.S. Dollar. In February 2005, the Venezuelan government announced new regulations concerning exports from Venezuela, which required, effective April 1, 2005, all goods and services to be invoiced in the currency of the country of destination or in U.S. Dollars. To date these regulations have not adversely affected our operations as the Company primarily transfers funds into Venezuela for its operations. However, this will change in the future to the extent that the Company begins production and exports gold from Venezuela and we are unable to predict the future impact, if any, at this time. Future fluctuations of the Venezuelan Bolivar against the U.S. Dollar and exchange controls could negatively impact the Company’s financial condition.

15 of 80

Unauthorized Small Miners

     A significant number of unauthorized small miners have from time-to-time occupied various properties near the Brisas Project. However, there are no unauthorized small miners currently located on the Brisas Project. The methods used by the small miners to extract gold from surface material are typically environmentally unsound and in general their presence can be disruptive to the rational development of a mining project such as Brisas. The Company maintains a security presence and has implemented other procedures to mitigate the risk that the small miners might try to occupy the Brisas Project, although management can give no assurances that such activities will not occur in the future.

Imataca Forest Reserve

     The Brisas Project is located within the boundaries of the Imataca Forest Reserve (the “Imataca”) in an area presently approved by Presidential Decree for mining activities. On September 22, 2004, after public consultation, Presidential Decree 3110 was published in the Official Gazette identifying approximately 13% of the Imataca in the State of Bolivar to be used for various activities, including mining. Decree 3110 was issued in response to: 1) legal challenges to prior Presidential Decree 1850 published in the Official Gazette on May 28, 1997 which opened an even larger part of the Imataca to mining and other activities, and 2) to a Venezuelan Supreme Court prohibition issued on November 11, 1997 that prohibited the Ministry of Energy and Mines (MEM) (now the Ministry of Basic Industries and Mines ( MIBAM)) from granting concessions, authorizations and any other acts relating to mining activities, exploration, exploitation and infrastructure in the Imataca pertaining to Decree 1850 until the Court rules on the merits of the nullity action.

     We have been advised by Venezuelan counsel that the legal proceeding before the Venezuelan Supreme Court became moot upon the issuance of Decree 3110. Since the issuance of Decree 3110, MIBAM and its predecessor MEM have, on a selective basis, issued concessions, authorizations and other acts relating to mining activities, exploration, exploitation and infrastructure in the Imataca. However, the pending legal proceeding has not been formally concluded in the Court and therefore management can give no assurances that MIBAM and MINAMB’s willingness to issue future permits or authorizations required to complete construction and operate the Brisas Project will not be adversely affected in the future by this pending legal proceeding.

Venezuelan environmental laws and regulations

     Venezuela maintains environmental laws and regulations for the mining industry that impose specific obligations on companies doing business in the country. The MINAMB, which administers Venezuelan environmental laws and regulations, proscribes certain mining recovery methods deemed harmful to the environment and monitors mining activities to ensure compliance. Venezuela’s environmental legislation provides for the submission and approval of environmental impact statements for certain operations and provides for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas which could result in environmental pollution. A breach of current or future environmental legislation may result in the imposition of fines and penalties or the suspension or closure of any future operations, the extent of which cannot be predicted. Insurance covering losses or obligations related to environmental liabilities is not maintained and will only be maintained in the future if available on a cost-effective basis. Although we have adopted a high standard of environmental compliance, failure to comply with or unanticipated changes in such laws and regulations in the future could have a material adverse impact on the Company.

Challenges to mineral property titles or contract rights

     Acquisition of title or contract rights to mineral properties is a very detailed and time-consuming process under Venezuelan law. Mining properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers can often be complex. The Company believes it has the necessary title and/or rights to all of the properties for which it holds concessions or other contracts and leases. However, the Company does not know whether someone will challenge or impugn title or contract rights to such properties in the future or whether such challenges will be by third parties or a government agency. The Company does not carry title insurance with respect to its mineral properties.

     In addition to the Brisas alluvial and hardrock concessions, management has also applied to the appropriate government agencies for various concessions, alfarjetas, land use agreements and easements allowing the use of certain land parcels contiguous to and nearby the Brisas Project for infrastructure needs. Although these applications for infrastructure needs were contained in an operating plan that has already been approved by the appropriate regulatory agencies, management can give no assurances when such applications will be issued, if ever. From 1992 to late 1994 the Company was involved in a lawsuit relating to ownership of the Brisas Project. The Company successfully defended its ownership rights in the Venezuelan courts and subsequently settled the lawsuit for a substantial sum. A claim that the

16 of 80

Company does not have title or contract rights to a property could have an adverse impact on the Company’s business in the short-term and a successful claim that the Company does not have title or contract rights to a property could cause the Company to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to that property.

Compliance with other laws and regulations

     In addition to protection of the environment, the Company’s activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. Obtaining the necessary permits is critical to our business. Obtaining and maintaining permits is a complex, time consuming process and as a result the Company cannot assess whether necessary permits will be obtained or maintained on acceptable terms, in a timely manner or at all. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of our operations or civil or criminal fines or penalties or enforcement actions, including orders issued by authorities enjoining or curtailing operations or requiring corrective measures, any of which could result in the Company incurring significant expenditures.

Obtaining funding for project planning, construction and development and related operating activities is essential to the Company’s future plans.

     The Board of Directors approved a plan to proceed with financing and, if successful, construction of the Brisas Project based on the results of the Bankable Feasibility Study completed in early 2005.  The original feasibility study and subsequent updates, including the most recent NI 43-101 update in November 2006 contemplate an overall capital expenditure of approximately $638  million, excluding value added taxes and import duties which could total as much as $50 million, over a 30 month construction period, with commissioning and achievement of commercial production shortly thereafter. Although management is in the process of preparing applications for tax exonerations or payment holidays for certain taxes including value added tax and import duty tax on the initial capital costs, which are provided by law, there can be no assurances that such exonerations will be obtained, the primary result of which would be to increase initial capital required to place the Brisas Project into production.

Recently the Venezuelan Ministry of Environment (MINAMB) approved the Brisas Environmental and Social Impact Study for the Exploitation and Processing of Gold and Copper Ore (ESIA).  As a result of the approval, on March 27, 2007 MINAMB issued the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services phase of the Brisas Project.  The Company expects to proceed with construction activities immediately, subject to adequate financing.  The time line for these activities is estimated to be approximately 14-16 months and currently estimated to cost as much as $100 million.

The timing and extent of funding future investment depends on a number of important factors, including the receipt of on-going permits or authorizations required in the future, actual timetable of our development plan, the price of gold and copper, results of our efforts to obtain financing, the political and economic conditions in Venezuela, the ultimate capital costs of the project including our ability to obtain tax exonerations or payment holidays and our share price.  As a result of the passage of time and changes in the cost of various mine equipment and components of the milling facility, management expects the capital cost to increase prior to the placement of firm orders.  Management currently estimates that capital costs could increase as much as 10% from the current estimates, however actual costs will not be known until firm equipment orders are placed with suppliers.

     As of March 29, 2007, the Company had approximately $23 million in cash and investments. We currently do not generate revenue from operations and have historically financed operating activities primarily from the sale of common shares or other equity securities. In the near-term, management believes that cash and investment balances are sufficient to enable the Company to fund its pre-construction activities into 2008 (excluding any substantial Brisas Project construction activities). These pre-construction activities are expected to consist of detailed project engineering, development and implementation of project related contracts such as engineering, procurement and construction management, port facilities, concentrate sales contracts, electricity and fuel supply contracts, and a number of other agreements related to the construction and operation of the Brisas Project, obtaining the required permits in the future and identifying suitable funding sources.

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

     The Bankable Feasibility Study and subsequent updates, including the revised NI 43-101 completed in November 2006, were completed to determine the economic viability of the Brisas mineralized deposit. Many factors are involved in the determination of the economic viability of mining a mineralized deposit, including the delineation of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates, construction, operation, permit and environmental requirements, and the estimate of future gold prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions and anticipated environmental and regulatory compliance costs.

17 of 80

While the Company is satisfied with the Bankable Feasibility Study as revised, each of these factors involves uncertainties and the making of assumptions and, as a result, the Company cannot give any assurance that the overall feasibility study will prove accurate in preparation, construction and development of the Brisas Project or that any key finding or underlying assumption will not prove to be inaccurate for reason outside the control of management, including changes in costs as a result of the passage of time between the completion of the Bankable Feasibility Study, as revised, and the date construction commences. It is not unusual in new mining operations to experience unexpected problems during development. As a result, the actual cost and time of placing the Brisas Project into production could differ significantly from estimates contained in the Bankable Feasibility Study as revised. Likewise, should the Brisas Project be developed, actual operating results may differ from those originally anticipated.

Future results depend on the Brisas Project.

     The Company is dependent on the Brisas Project, which is a development stage project which may never be developed into a commercially viable ore body. Any adverse event affecting this property, or our ability to finance and/or construct and operate this property, would have a material adverse impact on the future results of the Company.

There are differences in U.S. and Canadian practices for reporting reserves and resources.

     Our reserve and resource estimates are not directly comparable to those made by companies subject to SEC reporting and disclosure requirements, as we generally report reserves and resources in accordance with Canadian practices. These practices are different from the practices used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States domestic issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report "resources" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this Annual Information Form may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Our mineral resource and reserve estimates may vary from estimates in the future.

     As part of the completion of the Bankable Feasibility Study and subsequent updates, the Company’s methods and procedures for gathering geological, geotechnical, and assaying information were evaluated by independent consultants who concluded, along with management, that the Company’s methods and procedures met generally accepted industry standards for a bankable feasibility level of study. Notwithstanding the conclusions of management and its qualified consultants, mineral reserve estimation is an interpretive process based on drilling results and experience as well as estimates of mineralization characteristics and mining dilution, metal prices, costs of mining and processing, capital expenditures and many other factors. Grades of mineralization processed at any time may also vary from the mineral reserve estimate contained in the most recent NI 43-101 report due to geologic variations within areas mined. Actual quality and characteristics of deposits cannot be fully assessed until mineralization is actually mined and, as a result, mineral reserves may change over time to reflect actual experience.

Risks inherent in the mining industry could have a significant impact on the Company’s future operations.

     Gold and copper projects are subject to all of the risks inherent in the mining industry, including environmental hazards, industrial accidents, fires, labor disputes, legal regulations or restrictions, unusual or unexpected geologic formations, high-wall failure, flooding, and periodic interruptions due to inclement weather. These risks could result in damage to, or destruction of, mineral properties and production facilities, personal injury, environmental damage, delays, monetary losses and legal liability. Insurance covering such catastrophic liabilities is not maintained and will only be maintained in the future if available on a cost-effective basis.

18 of 80

Operating losses are expected to continue until we construct an operating mine.

     We have experienced losses from operations for each of the last five years and expect this trend to continue until the Brisas Project is operational as the result of, among other factors, expenditures associated with the corporate activities on the Brisas Project, as well as other unrelated non-property expenses, which are recorded in the consolidated statement of operations. Such losses may increase in the short-term if we obtain additional financing and subsequently begin construction of the Brisas Project. This trend is expected to reverse if and when gold and copper are produced at the Brisas Project in commercial quantities at prices equal to or in excess of the prices assumed in the Bankable Feasibility Study, as revised. However, management can give no assurances that this trend will be reversed in the future, as a result of the operation of the Brisas Project.

The Company may incur costs in connection with future reclamation activities that may have a material adverse effect on the Company’s earnings and financial condition.

     The Company is required to obtain government approval of its plan to reclaim the Brisas Project after the minerals have been mined from the site. The Brisas Project reclamation plan has already been incorporated into the environmental studies submitted to MINAMB. Reclaiming the Brisas Project will take place during and after the active life of the mine. In accordance with applicable laws, bonds or other forms of financial assurances have been and will be provided by the Company for the reclamation of the mine. The Company may incur costs in connection with these reclamation activities in excess of such bonds or other financial assurances, which costs may have a material adverse effect on the Company’s earnings and financial condition. The Company expects to establish a reserve for future site closure and mine reclamation costs based on the estimated costs to comply with existing reclamation standards. There can be no assurance that the Company’s reclamation and closure accruals will be sufficient or that the Company will have sufficient financial resources to fund such reclamation and closure costs in the future.

The volatility of the price of gold and copper could have a negative impact upon our current and future operations.

     The price of gold and copper has a significant influence on the market price of our common shares and our business activities. Fluctuation in gold and copper prices directly affects, among other things, the overall economic viability of the Brisas Project, our ability to obtain sufficient financing required to construct the Brisas Project, including the terms of any such financing, and the calculation of reserve estimates. The price of gold is affected by numerous factors beyond our control, such as the level of inflation, interest rates, fluctuation of the United States Dollar and foreign currencies, supply and demand, sale of gold by central banks and other holders and the political and economic conditions of major gold producing countries throughout the world. Copper prices also fluctuate and are generally affected by global and regional demand and existing inventories. As of March 29, 2007, the closing price for gold and copper was: Gold: $661 per ounce, copper: $3.09 per pound. The following table sets forth the average of the daily closing price for gold and copper for the periods indicated as reported by the London Metal Exchange:

			YEAR ENDED DECEMBER 31,
	5 Yr. Avg.	2006	2005	2004	2003	2002

Gold ($ per ounce)	$426	$603	$445	$ 410	$ 363	$ 310
Copper ($ per pound)	$1.51	$3.05	$1.67	$ 1.30	$ 0.81	$ 0.71

Possible Dilution to Present and Prospective Shareholders.

      In order to finance the construction of the Brisas Project, the Company will be required to raise funds through the issuance of common shares, the issuance of debt instruments convertible into common shares or other equity-based instruments, such as warrants. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly of a substantial nature, to present and prospective holders of shares.

The market price of our common shares may experience volatility.

     Our Class A common shares are listed on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). Our securities and securities of similar companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include economic and political developments in North America, Venezuela and generally worldwide and overall market perceptions of the attractiveness of particular industries. Our share price is also likely to be affected by short-term changes in gold and copper prices, our financial condition or results of operations as reflected in our publicly filed reports, and the dilutive effect of the sale of significantly more common shares in order to finance the Company’s activities.

19 of 80

Other factors unrelated to our performance that may have an effect on the price of our Class A common shares include the extent, if any, of analytical coverage of our business by investment banks’ research departments, lower trading volume relative to our peers as a result of fewer shares outstanding and general market interest or limited public float in our securities, as well as new regulatory rules. As a result of one or more of these factors, the market price of our Class A common shares has historically been volatile and we expect that the Company’s share price will continue to be volatile in the future.

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

     The Company’s most significant accounting estimate relates to the carrying value of its Brisas Project, which is more fully discussed in our annual financial statements and related footnotes. Management regularly reviews the net carrying value of its mineral properties. Estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered. Although management has made its best estimate of these factors as it relates to its mineral properties, it is possible that changes could occur in the near-term, which could adversely affect the future net cash flows to be generated from the properties.

Material weaknesses relating to our internal controls over financial reporting could adversely affect our financial results or condition and share price.

     The Company must, for its fiscal year ending December 31, 2007, begin to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), which among other things requires the Company’s external auditors to issue an opinion on the adequacy of management’s assessment and their own assessment of the effectiveness of internal controls over financial reporting. Management believes that there are no reportable material weaknesses in the Company’s internal controls as defined by Section 404 of Sarbanes-Oxley as of the date of this report. However, there can be no assurance that material weaknesses regarding our internal controls will not be discovered in the future, which could result in costs to remediate such controls or inaccuracies in our financial statements. A material weakness in controls over financial reporting may result in increased difficulty or expense in transactions such as financings, or a risk of adverse reaction by the market generally that would result in a decrease of our stock prices.

U.S. Internal Revenue Service designation as a “passive foreign investment company” may result in adverse U.S. tax consequences to U.S. shareholders.

     U.S. taxpayers should be aware that the Company believes that it is currently a "passive foreign investment company" under Section 1297(a) of the U.S. Internal Revenue Code (a "PFIC") and it expects to be a PFIC for all taxable years prior to the time the Brisas Project is in production. If the Company is or becomes a PFIC, any gain recognized on the sale of the Company's common shares and any "excess distributions" (as specifically defined) paid on the Company's common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

     Alternatively, a U.S. taxpayer that makes a timely and effective "QEF election" generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company's "net capital gain" and "ordinary earnings" (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. U.S. taxpayers should be aware that there can be no assurance that the Company will satisfy the record keeping requirements or that it will supply U.S. taxpayers with required information under the QEF rules in the event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a "mark-to-market election" if the Company is a PFIC and the common shares are "marketable stock" (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross

20 of 80

income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in such common shares.

     The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for any taxable year generally depends on the Company's assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Information Form. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for any taxable year.

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

Management of Growth

      Management anticipates that if it constructs the Brisas Project and puts it into production, the Company will experience significant growth in its operations resulting in increased demands on its management, internal controls and operating and financial systems. There can be no assurance that management will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth. The failure to manage growth effectively could have a material adverse impact on the Company's business, financial condition and results of operations.

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors, its executive officers and some of the experts named in this prospectus based on civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.

     We are organized under the laws of the Yukon Territory, Canada. Some of our directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof against those persons or the Company.

PROPERTIES Brisas Project LOCATION

     The term Brisas property is used interchangeably with Brisas Project. The Brisas Project is located in the Km 88 mining district in the State of Bolivar in southeastern Venezuela approximately 373 kilometers (229 miles), by paved highway, southeast of Puerto Ordaz. The project, accessible by an all-weather road, is 5 kilometers west of the Km 88 marker on Highway 10.

EXISTING OR PENDING CONCESSIONS, CONTRACTS AND APPLICATIONS FOR MINING RIGHTS AND/OR LAND USE

     The Brisas Project consists of the following: a 500-hectare land parcel consisting of the Brisas alluvial concession and the Brisas hardrock concession beneath the alluvial concession (the "Brisas concessions"). Together these concessions contain substantially all of the mineralization identified in the Brisas Bankable Feasibility Study, as revised. The Brisas Project also includes a number of other existing or pending applications for concessions, alfarjetas, CVG work contracts, land use authorizations or easements adjacent to or near the Brisas concessions for existing or future needs totaling as much as 13,000 hectares.

21 of 80

Generally a concession represents a privilege, license or mining title granted by MIBAM or its predecessor MEM, pursuant to Venezuelan mining law, to explore and, if warranted, produce minerals from a specified property. An alfarjeta is a right similar to a concession except that the area of the land parcel is insufficient in size to be designated a concession. A CVG work contract is similar to rights granted pursuant to a concession, however, contract law governs such rights. In 2003 CVG's authority to grant new mining contracts was eliminated. Land use authorizations and easements are generally the right to temporarily occupy or expropriate land required for mining activities.

     The Brisas alluvial concession is for the exploitation of alluvial gold granted by MEM, the predecessor to the MIBAM, through a title published in the Official Gazette of the Republic of Venezuela No. 33,728 on April 4, 1988. In June 1998, the Company also made application to MEM for the copper and silver mineralization contained within the area of this concession. The Brisas hardrock concession (which is beneath the Brisas alluvial concession) is for the exploitation of hardrock gold, copper and molybdenum and was granted by MEM through a title published in the Official Gazette of the Republic of Venezuela No. 36,405 on March 3, 1998. The Brisas hardrock concession is the main ore-body, comprising substantially all of the gold and copper mineralization contained within the properties.

     Contained within the approved operating plan are, as noted above, a number of existing or pending applications for concessions, alfarjetas, CVG work contracts, land use authorizations or easements, adjacent to or near the Brisas concessions. These additional land parcels comprise the bulk of the land required for the mining and milling facility and related infrastructure contemplated in the Brisas Bankable Feasibility Study, as revised.

     MIBAM approved the Brisas Project operating plan during 2003 and, since that approval, the Company has submitted to MIBAM a number of modifications in order to minimize the environmental impact and optimize economics, including increasing the milling capacity to 70,000 tons per day and relocation of certain surface facilities and infrastructure. MIBAM’s approval was a prerequisite for submitting the ESIA to MINAMB and MINAMB’s approval of the ESIA is the basis for issuing various permits or authorizations to ultimately exploit the gold and copper mineralization.

     MINAMB recently approved the Brisas Environmental and Social Impact Study for the Exploitation and Processing of Gold and Copper Ore (“Estudio de Impacto Ambiental y Sociocultural”) (ESIA). As a result of the approval, on March 27, 2007 MINAMB issued the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project.

Tenure

     The Brisas alluvial concession was issued in 1988 and acquired by the Company through the acquisition of BRISAS. The Brisas hardrock concession was granted to BRISAS in 1998. Both concessions were granted by MEM (the predecessor to MIBAM) pursuant to the 1945 mining law.

     The Brisas alluvial concession is an exploitation concession with a term of 20 years and two renewal periods of 10 years each, at the discretion of MIBAM, and a 3% tax on gold sales. Generally, the mineralization is low-grade and uneconomic on a stand-alone basis. When this mineralization is combined with the Brisas hardrock mineralization it represents approximately 3% of the total Brisas Project mineralization and becomes economic due to economies of scale. The Brisas alluvial concession provides MIBAM or its designee the right (referred to as a “special advantage” to the Republic of Venezuela) to acquire 20% of the company organized by the alluvial concession holder to perform extraction activities within the concession. Venezuelan counsel has advised us that to the best of their knowledge MIBAM has never enforced such provisions contained in similar concessions. For this reason, it is unclear how the value of the twenty percent (20%) of the alluvial concession would be determined, in the event MIBAM chose to exercise such right pursuant to the alluvial concession.

     The Brisas hardrock concession is an exploitation concession with a term of 20 years and two renewal periods of 10 years each, at the discretion of MIBAM. The hardrock concession provides for up to a 4% tax on gold sales and up to a 7% mine mouth tax on copper production.

22 of 80

Map
Area
MONAGAS
ANZOATEGUI
Ciudad Guayana
DELTA AMACURO
Ciudad
Bolivar
Upata
El Callao
La Paragua
El Dorado
PROJECT
LOCATION
BOLIVAR
CANAIMA N.P.
Arabelo
AMAZONAS
BRAZIL

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

     The mineralization is stratabound and strataform within a 200-meter thick series of tuffs marked by rapid horizontal and vertical facies changes. The gold/copper mineralization is over 1,900 meters long and 500 to 900 meters wide. Mineralization continues for an unknown distance down–dip to the west, north and south, as well as, below the current deposit. Three styles of mineralization are seen: 1) massive sulfide-quartz-tourmaline breccia with pyrite, chalcopyrite and gold in an outcrop referred to as the Blue Whale, 2) stratabound, disseminated pyrite-gold/copper mineralization and 3) quartz-calcite high angle veins marked by erratic but high gold values. The disseminated mineralization is characterized by a calcite-quartz-epidote-sulfide alteration and constitutes the bulk of the economic mineralization. There appears to be no relationship between the disseminated mineralization and the high angle veins. The mineralization to the north is generally pyrite-chalcopyrite-gold with the copper content decreasing to the south until in the southern portion of the deposit the copper is a minor constituent of the mineralization. Mineralization is open down dip to the west and to the north.

Bankable Feasibility Study and subsequent NI 43-101 updates

     Since the completion of the 2005 Feasibility Study, management has continued to update the inputs and assumptions contained therein. In April 2006, the Company updated its estimate of initial capital costs for the Brisas Project, which now totals approximately US$638 million (exclusive of costs incurred to date) compared to the capital cost estimate of $552 million contained in the January 2005 Feasibility Study.

     In November 2006 Pincock, Allen & Holt ("PAH") updated the mineral resource and reserve estimate and prepared a new Canadian Securities Act ("CSA") National Instrument 43-101 report for the Brisas Project, which is summarized below.

23 of 80

The Brisas Project operating plan assumes a large open pit mine containing proven and probable reserves of approximately 10.4 million ounces of gold and 1.3 billion pounds of copper in 485 million tonnes of ore grading 0.67 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.04 per tonne for hard rock and $3.24 per tonne for saprolite. Mineral reserves were estimated within a final pit design based on updated economic parameters, $400 per ounce of gold and $1.15 per pound of copper. The study anticipates that the Brisas Project, at full production levels, utilizing conventional truck and shovel mining methods and processing ore at 70,000 tonnes per day, would yield an average annual production of 456,000 ounces of gold and 60 million pounds of copper over an estimated mine life of approximately 18.5 years. Although total proven and probable ounces of gold and pounds of copper increased, average annual production declined from previous disclosures primarily as a result of lower average grade per tonne and, to a lesser extent, longer mine life, reduction in metal payable and average tonnes mined per year.

     For purposes of economic analysis, the base case economic model utilizes an average price of $470 per ounce gold and $1.80 per pound copper based on the historical three-year rolling average for metal prices as of September 2006. At such prices, cash operating costs (net of copper credits) are estimated at $126 per ounce of gold and total costs per ounce, including operating costs and initial and sustaining capital (excluding sunk cost), are estimated to be $245 per ounce of gold. The estimated initial capital cost to construct and place the Brisas Project into production totaling $638 million excludes value added taxes of 11% on as much as 80% of the capital costs. Tax exonerations or tax payment holidays are available for various taxes including value added tax and import duty tax on the initial capital costs. Management plans to submit the required applications for all available exonerations and expects to obtain such exonerations prior to the construction of the project. As a result, the cost of such taxes and import duties are not included in the initial costs of the project. There can be no assurances that such exonerations will be obtained, the result of which would be to increase initial capital and operating costs. In October 2006, the Venezuelan government passed a law exempting certain imported items from VAT and import duties. As the new law is not directed specifically at the mining industry, it is unclear at this time if there will be any positive impact on the economics of the Brisas Project.

     Because recovery parameters or economic parameters vary by metal grade and the Brisas Project contains both gold and copper, management determined that a “cutoff grade” calculation would be overly cumbersome and rely on the averaging of certain parameters. As a result, the Company utilizes a cost based approach, whereby it estimates all costs associated with the proposed operation. These costs are then compared to the estimated revenue contained in each tonne of ore to be processed or hauled to the waste rock facility. An internal cutoff value of $3.04 per tonne is used for the reserve calculation and a breakeven cutoff value of $3.74 per tonne is used to determine the size of the ultimate pit during the pit optimization analysis. Management believes this is a more accurate and manageable method than the “cutoff grade” approach.

The estimated costs considered to develop the cutoff values are as follows:

		Internal	Breakeven
Cost Description	Measure	Cutoff Value	Cutoff Value

Mining	$/ore-tonne	-	0.70
Processing	$/ore-tonne	2.54	2.54
General and Administrative	$/ore-tonne	0.42	0.42
Reclamation	$/ore-tonne	0.08	0.08
Cutoff Value	$/ore-tonne	3.04	3.74

     The difference between the internal and breakeven cutoff values is the cost of mining, which is considered sunk because the decision to process the material or place it in the waste rock facility is made at the pit rim after the cost of mining has occurred. The internal cutoff value per tonne is compared to the revenue value per tonne that can be generated if the material is processed. If the internal cutoff value per tonne is less than or equal to the revenue per tonne then the material is processed, if the internal cutoff value per tonne is more than the revenue per tonne then the material is hauled to the waste rock facility. The estimated revenue value for each tonne processed is equivalent to the following: (tonnes times metal grade times metal price times mill recovery rate) less transportation and offsite treatments costs (including any smelting and refining charges, smelter recoveries, deductions and price participation costs). The same cutoff values were applied across all ore material types regardless of material destination whether processed or placed on the waste rock facility. The difference in haul times to each ore material destination was determined to be insignificant. Utilizing Whittle pit optimization software, Whittle pits were generated at various gold and copper price increments. The final pit design utilized a gold price of $400 per ounce and a copper price of $1.15 per pound. Phase pit designs internal to the final pit were developed and a mine production schedule was generated for the life of the project.

24 of 80

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

Mineral Resource and Reserve Estimate

     In November 2006 PAH calculated an updated mineral resource and reserve estimate in accordance with CSA National Instrument 43-101 which is summarized in the tables below. The qualified persons involved in the property evaluation and resource and reserve estimate were Susan Poos, P.E. of Marston & Marston Inc. and Richard Lambert, P.E. and Richard Addison, P.E. of Pincock, Allen & Holt.

     Cautionary Note to U.S. Investors. We advise U.S. investors that definitions contained in CSA National Instrument 43-101 differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.

     This Annual Information Form uses the terms "measured," "indicated" and "inferred" resource. We advise U.S. investors that while these terms are recognized by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that the mineralization not already categorized as mineral reserves, will ever be converted into reserves. Further, an "inferred resource" has a great amount of uncertainty as to its existence and its economic and legal feasibility. Under Canadian disclosure rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, is economically or legally mineable or that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Also, disclosure of contained ounces is permitted under Canadian regulations however the SEC generally requires mineral resource information to be reported as in-place tonnage and grade.

Mineral Resource Estimate

     The estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table and includes the mineral reserve estimate shown in the following section:

(kt=1,000 tonnes)		Measured		Indicated			Measured and Indicated

Au Eq		Au	Cu		Au	Cu		Au	Cu
Cut-off Grade	kt	(gpt)	(%)	kt	(gpt)	(%)	kt	(gpt)	(%)

0.40	250,565	0.69	0.12	332,371	0.64	0.13	573,936	0.66	0.13

(In Millions)		Measured			Indicated		Measured and Indicated

Au Eq		Au	Cu		Au	Cu		Au	Cu
Cut-off Grade		oz.	lb.		oz.	lb.		oz.	lb.

0.40	–	5.527	657	–	6.621	927	–	12.148	1,584

     The inferred mineral resource, based on an off-site smelter process (0.4 gram per tonne gold equivalent cutoff), is estimated at 115.0 million tonnes containing 0.590 grams gold per tonne and 0.12 percent copper, or 2.18 million ounces of gold and 294 million pounds of copper. The mineral resource and gold equivalent (AuEq) cut-off is based on $400 per gold ounce and $1.15 per pound copper.

25 of 80

Mineral Reserve Estimate

     The Brisas Project is estimated to contain a proven and probable mineral reserve of approximately 10.4 million ounces of gold and 1.3 billion pounds of copper. The estimated proven and probable mineral reserve utilizing traditional flotation and off-site smelter processes is summarized in the following table:

	Reserve			Au	Cu	Waste	Total
	tonnes	Au Grade	Cu Grade	ounces	pounds	tonnes	tonnes	Strip
Class	(thousands)	(gpt)	(%)	(thousands)	(millions)	(thousands)	(thousands)	Ratio

Proven	226.3	0.69	0.12	5,032	601
Probable	258.4	0.64	0.13	5,357	737

Total	484.7	0.67	0.13	10,389	1,338	952.3	1,437.0	1.96

     Note that the mineral resource estimate does not represent material that exists in addition to the mineral reserve. The mineral reserve estimates disclosed above which are designated as commercially viable are included in and a part of the mineral resource estimates shown in the previous section.

     The mineral reserve (within a pit design) has been estimated in using average recovery rates for gold and copper of approximately 83% and 87% respectively, metal prices of U.S. $400 per ounce gold and U.S. $1.15 per pound copper and an internal revenue cut-off of $3.04 per tonne for hard rock and $3.24 per tonne for saprolite.

PROJECT WORK TO DATE

     Over US $100 million has been expended on the Brisas Project since its acquisition by the Company in 1992 (including costs capitalized and costs expensed in the period incurred). These costs include: property and mineral rights, easements, acquisition costs, equipment expenditures, litigation settlement costs and extensive exploration costs including geology, geophysics and geochemistry, approximately 975 drill holes totaling over 200,000 meters of drilling, independent audits of drilling, sampling, assaying procedures and ore reserves methodology, environmental baseline work/ socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical test work, tailings dam designs, milling process flow sheet designs and a Feasibility Study, including a number of subsequent updates, and an independent CSA National Instrument 43-101 report which was most recently updated in November 2006 as described above.

     Permit to Affect the Natural Resources. The Ministry of Basic Industries and Mining (MIBAM) approved the Brisas Project operating plan during 2003 and, since that approval, the Company has submitted to MIBAM a number of modifications in order to minimize the environmental impact and optimize economics, including increasing the milling capacity to 70,000 tons per day and relocation of certain surface facilities and infrastructure. MIBAM’s approval was a prerequisite for submitting the ESIA to MINAMB and MINAMB’s approval of the ESIA is the basis for issuing various permits or authorizations to ultimately exploit the gold and copper mineralization.

      MINAMB recently approved the Brisas Environmental and Social Impact Study for the Exploitation and Processing of Gold and Copper Ore (“Estudio de Impacto Ambiental y Sociocultural”) (ESIA). As a result of the approval, on March 27, 2007 MINAMB issued the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project.

     The Company is continuing to work with MINAMB on an environmental and social evaluation specific to the collective environmental impact of the Brisas Project and surrounding mining and infrastructure projects. During this assessment period and upon the completion of the evaluation, the Company expects to receive additional permits or authorizations from MINAMB that relate to additional infrastructure approval and the approval of the exploitation phase. Consistent with other mining projects of this magnitude, in addition to the permits or authorizations that are necessary to be received from MINAMB, a number of other permits or authorizations from various local, state and federal agencies are expected to be required.

     The timing of our immediate and future activities on the project is subject to a number of milestones, the most important being, obtaining adequate debt and equity funding allowing the Company to proceed with its construction activities and thereafter put the Brisas Project into production. Overall, the construction of the Brisas Project is expected to require an estimated 30 months to complete.

26 of 80

Management continues to execute its plan for obtaining the additional permits or authorizations as noted above, continuing detailed engineering and various technical studies focused on optimizing the design and economics of the Project and preparing to commence construction activities. In addition, efforts related to port facilities, concentrate sales contracts, electricity and fuel supply contracts, land use permits and a number of other agreements related to the construction and operation of the Brisas Project are progressing.

     Project Debt Financing - Mandated Lead Arrangers. In early November 2006 the Company appointed Corporacion Andina de Fomento (CAF), Export Development Canada (EDC), UniCredit Group (HVB) and WestLB AG (WestLB) of Germany as Mandated Lead Arrangers (MLAs) to arrange up to US$425 million of project debt for the Brisas Project. Any future funding is, among other things, subject to satisfactory due diligence findings, sufficient equity capital being raised for the project, market conditions, final credit committee approval and other conditions precedent. The Company has also commenced discussions with certain investment banks for the equity portion of the project finance requirements and related services for the Brisas Project.

     Updated Mineral Resource and Reserve Estimate. In November 2006 PAH calculated an updated mineral resource and reserve estimate for the Brisas Project which was previously discussed in this report. The Brisas Project operating plan assumes a large open pit mine containing proven and probable reserves of approximately 10.4 million ounces of gold and 1.3 billion pounds of copper in 485 million tones of ore grading 0.67 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.04 per tonne for hard rock and $3.24 per tonne for saprolite. Mineral reserves were estimated within a final pit design based on updated economic parameters, a gold price of $400 per ounce and a copper price of $1.15 per pound. The study anticipates that the Brisas Project at full production levels, utilizing conventional truck and shovel mining methods and processing ore at 70,000 tonnes per day would yield an average annual production of 456,000 ounces of gold and 60 million pounds of copper over an estimated mine life of approximately 18.5 years.

     Joint Cooperation Agreement. In October 2006 a Venezuela-Canada Business Forum was organized by the Government of Venezuela to promote trade and investment between the two countries. The program facilitated one-on-one meetings, technology transfer, and investment opportunities. In addition to meeting with Canadian and Venezuelan diplomatic officials and representatives of MINAMB and MIBAM, management met with representatives of Crystallex International Corporation, operators of the Las Cristinas Project to the north, to discuss potential areas of cooperation that might result in certain synergies not only economically but environmentally and socially. Representatives of the two companies agreed to cooperate on a number of issues including management of regional ground and surface water and the relocation of the Las Cristinas water diversion ditch allowing for a more rational exploitation of the Brisas deposit (for which Brisas agreed to withdraw an earlier protest related to the same once the agreement is accepted and approved by the appropriate government ministries and Corporacion Venezolana de Guayana), joint explosives management and storage, use of a single landing strip, development and use of a community sanitary landfill, development of a single National Guard post for explosive storage, and joint efforts aimed at optimizing access to the projects with limited impact on the community. In addition, both companies agreed to continue exploring ways to take advantage of other synergies that protect the environment and contribute to the quality of life of the local community.

     Draft Mining Law. In June 2006, a new draft Organic Law on Mines (Ley Organica de Minas) (the "Draft Mining Law") was submitted by the Office of the Vice President of the Republic to the National Assembly's (Asamblea Nacional) Standing Committee on Energy and Mines. Primary mining activities, as defined in the Draft Mining Law, can only be conducted by the State, either directly or through the National Mining Company (Empresa de Produccion Social Minera Nacional, C.A.) or via a joint venture with private entities in which the Venezuelan State holds more than 50% of the capital stock. As a result, the Draft Mining Law eliminates the possibility of granting new mining concessions in the future.

     However, the Draft Mining Law would not extinguish pre-existing mining concessions granted under previous mining legislation, such as those held by the Company. Pre-existing mining concessions are grandfathered under the draft legislation and will remain in force until expiration of their term. Pre-existing CVG work contracts not previously converted into mining concessions must adapt to the joint venture structure provided for in the Draft Mining Law.

     Subsequent to its introduction in the National Assembly strong opposition to the terms of the new law (primarily the "no more concessions" provisions) has developed throughout the industry, including several small miner co-ops and individuals. Until the Draft Mining Law completes the law-formation procedure under the Venezuelan constitution, the 1999 Mining Law remains in force. It is unclear what provisions the final law will contain, if or when they will be enacted, or how those final provisions will impact the Company's operations in the future.

27 of 80

Capital Cost Update. In the second quarter of 2006, the Company announced an updated estimate of initial capital costs for the Brisas Project of approximately US$638 million compared to the Feasibility Study initial capital costs of US$552 million. The capital cost estimate includes the costs of the EP and CM contracts referred to herein but does not include costs incurred to date. The Company also announced the completion of the initial engineering definition phase of the Brisas Project and the signing of the Engineering Procurement ("EP") and Construction Management ("CM") contracts with SNC Lavalin. The scope of work for the contracts includes detailed engineering (which is approximately 50% complete), procurement and construction management for the process, infrastructure, tailings and camp facilities as further defined in the EP&CM contracts. Any substantial construction activities at the Brisas Project are expected to commence after obtaining the necessary financing. The Company has the right to terminate for convenience such contracts at any time with notice and upon payment to SNC Lavalin of any unpaid amounts that have accrued under the terms of the contracts to the date of termination plus the demobilization costs and associated expenses of SNC Lavalin. Construction is estimated to take approximately 30 months from date of commencement.

     Continued Commitment to the Community. The Company continues its participation in various social, cultural, health and environmental programs in the immediate and surrounding areas near Brisas. These efforts have included the construction of a medical facility within the framework of “Misión Barrio Adentro”, a governmental program to provide medical assistance to the needy, and refurbishment and expansion of a local school. Also, the Company has completed the construction and installation of an Internet Center facility in association with the Ministry of Science and Technology’s National Center for Information Technology and the Sifontes Municipality Mayor’s office as well as the construction of new recreational facilities such as parks, refurbishment of multiple-use sport courts and year-round cultural and sport programs, all of which have received a very favorable response from the community. The Company continues its open dialogue with the local and surrounding communities. The Company also continues to further its proposal to MIBAM to implement a support program within the framework of Mission Piar, one of President Chavez's social initiatives, which includes local small miners and encompasses technical assistance and training to explore and minimize the impact of small miners to the environment as well as their integration into the formal economy.

     Environmental and Social Impact Study. Management completed and filed a Venezuelan Environmental and Social Impact Study (V-ESIA) for MINAMB, with the assistance of independent consultants. The V-EISA satisfies Venezuelan requirements to obtain an “Administrative Authorization to Affect Natural Resources for Construction of Infrastructure and Exploitation of Alluvial and Vein Deposits of Gold and Copper,” which is granted by MINAMB. In addition, for project finance purposes, an International Environmental and Social Impact Study (I-ESIA) which incorporates the information contained in the V-ESIA and meets the World Bank Standards, the Equator Principles has been completed and submitted to the Mandated Lenders Group.

2007 BRISAS WORK PLAN

     SNC-Lavalin will continue detailed engineering for the Brisas project throughout 2007. Detailed engineering is expected to be approximately 95 percent complete by year end. Upon obtaining sufficient financing SNC-Lavalin will place orders for long-lead time items such as the gyratory crusher, SAG and ball mills, SAG mill drive motors and main transformers In addition, contracts will be awarded for pit dewatering, tree clearing, earthworks and construction of a new 8.8 Km long primary access road and for the expansion and upgrading of the current (secondary) access roads to mill site and pit area; clearing, excavation, and grading of the mill site area; clearing, grading and construction of the man camp and office complex; clearing and grading for the tailings management facility’s dam wall (TMF), access road to TMF and, tailings pipeline corridor; clearing and earthworks for the 5.7 km long conveyor belt’s corridor and service road, 230 kv powerline corridor; clearing of the quarry area, clearing and construction of sedimentation ponds, culvert and bridge structures, dewatering and potable well drilling, sanitary fill and various laydown and platform areas. Construction would also be initiated on all these areas upon awarding of the contracts. Capital costs during the first 14-16 months of construction are expected to be as much as $100 million.

Choco 5 Property

     The Company is also conducting exploration on its Choco 5 property. This property is a grass roots gold and other minerals exploration target also located in Venezuela.

28 of 80

Location

     The Choco 5 property is located in the State of Bolivar, Guayana region. The property is located 24 kilometers west of the mining community of El Callao (population approximately 25,000) located in the El Callao mining district and 200 kilometers south of Puerto Ordaz, the nearest major city. Hydroelectric power from generating plants on the Caroni River, near Puerto Ordaz, is connected to El Callao with a 400 kV power line running through the Choco 4 property. The El Callao mining district is an area with considerable mining activity by other companies such as Gold Fields Ltd. which holds Choco 4 (exploration project) and Choco 10 (gold producing project) both properties that are adjacent to Choco 5. In addition, Minerven (a wholly owned subsidiary of CVG), Crystallex International Corporation, Hecla Mining Company and the Shandong Gold Group are all active in the area.

Tenure

     The underlying mining title or concession for the area known as the Choco 5 property was issued by MEM (now MIBAM) to CVG on May 11, 1993. The concession was subsequently leased by CVG to Minerven (a wholly-owned subsidiary of CVG) pursuant to an agreement dated December 22, 1998 (the “Choco 5 Lease”). On June 28, 2000, Minerven subleased the Choco 5 Concession to the Company (the “Choco 5 Sublease”). The mining title, the lease and sub-lease have all been duly registered at the appropriate Municipal Registrar Office.

     The Choco 5 concession is a vein and alluvial concession for the exploration and subsequent exploitation of primarily gold and copper as well as other minerals, with a term of 20 years, starting with the publication of its exploitation certificate, subject to two possible 10 year extensions up to a maximum term of 40 years. The Company’s most significant obligations pursuant to the Choco 5 Sublease (which incorporates the terms of the Choco 5 Lease and Choco 5 concession) included the payment of $150,000 upon signing, variable royalties staged over the life of the project on the value of gross production of gold and other minerals and on the value of proven reserves ranging from 0.35 to 2.3 percent, quarterly payments of approximately $5,000 until commercial production and the obligation to keep the property in good standing during the term of the agreement.

Regional Infrastructure

     The Choco 5 property has substantially the same regional infrastructure as the Brisas Project, being the same highway system and regional and local services.

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

Choco 5 Project Work To Date

     Since acquiring the property, the Company has invested approximately $900,000 on the exploration of the Choco 5 property, which has included acquisition costs, geological mapping, airborne geophysics, stream sediment and soil geochemistry in selected areas, mapping of access roads and clearing of property boundaries and geomorphological study.

29 of 80

2007 Choco 5 Work Plan

     Exploration activities planned for 2007 will include environmental permitting, additional geologic mapping and reconnaissance, comprehensive grid of soil geochemical sampling, geophysical testing of established gold anomalies on the property as well as other identified targets, trenching and selective exploration drilling of gold anomalies, and construction of access roads to facilitate the above activities. The Company will base its exploration effort out of its office in the community of El Callao.

VENEZUELAN MINING, ENVIRONMENT AND OTHER MATTERS

     Venezuelan mining operations are subject to laws that differ from those of Canada and the United States, while at the same time are subject to various mining and environmental rules and regulations that are similar in purpose to those in Canada and the United States, but often more bureaucratically complex. The following is a summary of the more significant Venezuelan mining and environmental laws and other laws and regulations that may affect the Company’s operations on the Brisas and Choco 5 properties, but is not a comprehensive review of all laws or a complete analysis of all potential regulatory considerations related to the properties. Additional permits or authorizations are necessary to assist with our financing efforts, complete construction and operate the Brisas Project.

Formation of the Ministry of Basic Industries and Mines (MIBAM)

     In January 2005, Presidential Decree 3416 (dated January 11, 2005) reorganized the previous Ministry of Energy and Mines (MEM) and transferred certain activities, including mining, to the newly created MIBAM. The Decree also assigned to the new Ministry the oversight and authority over the state-owned CVG, holder of the iron ore, bauxite and aluminum, gold, metallurgical and other mining and industrial state-owned assets.

Government Review of Contracts and Concessions for Compliance

     In early 2005, MIBAM announced that Venezuela would review all foreign investments in non-oil basic industries, including gold projects. MIBAM indicated that it was seeking transfers of new technology, technical training and assistance, job growth, greater national content, and creation of local downstream industries requiring a fundamental change in economic relations with major multinational companies. In September 2005, Venezuelan President Hugo Chavez announced the government’s intentions to revoke gold and diamond concessions and/or contracts and also create a new state mining company as part of an effort to increase government control over the sector. President Chavez did not specify which concessions and/or contracts would be revoked, but later MIBAM noted that inactive and out of compliance mines would be handed over to small mining cooperatives supported by the government through a new government mining corporation. The date for the completion of the review and the announcement of the results of this review has been deferred several times and it is unclear when such announcement will take place.

     We believe, based on our performance and communications with the relevant regulatory agencies, all of our properties are in compliance with applicable regulations, including our required and voluntary commitments to various social, cultural and environmental programs in the immediate and surrounding areas near Brisas.

1999 Mining Law

     A new Venezuelan Mining Law was approved and subsequently published in the Official Gazette on September 28, 1999 (the "Mining Law"). It established five basic ways to structure mining activities with the primary one being concessions for exploration and subsequent exploitation.

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

     Before initiating exploitation, the concession holder must provide to the MINAMB an environmental bond to guarantee the rehabilitation of the environment at the completion of exploitation.

     A concession holder has the right to exploit the granted minerals regardless of whether they occur in the hardrock or alluvial and the concession extends only to minerals specifically covered by the concession. A concession holder that finds a deposit of another mineral must inform MIBAM and make separate application for such mineral, in compliance with the 1999 Mining Law.

30 of 80

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

     In addition to the rights and obligations described above, current Venezuelan mining and environmental regulations require the rational exploitation of all known mineralization and prohibit the development of permanent structures over mineralization and development efforts that hinder or negatively impact the rights of neighbors. These regulations provide, among other things, an environment in which neighboring title-holders can negotiate set-back agreements or similar agreements in order to allow the mineralization contained within an adjoining area to be rationally exploited by all parties. Under current Venezuelan mining laws and related regulations, the government (or in this case MIBAM) has significant influence over the extraction of mineralization widely believed to be contained in this continuous ore body comprised of Las Cristinas and Brisas.

     The Company’s Brisas Project mine plan, approved by MIBAM, and its recently approved ESIA, both include the assumption that a set-back agreement related to the Brisas Project northern boundary will be obtained, and, although the Company has not yet obtained a definitive set-back agreement or something similar with the adjacent property title-holder to the north, management has not received any communication that such agreement (either formal or informal) will not be obtained in the future. Less than fifteen percent of the Company’s current proven and probable reserves is affected by the area subject to the setback agreement. The Company does not account for any mineralization not contained within the Brisas Project. Further, previous approval of the Company’s mine operating plan acknowledges that either, the Company, a Venezuelan government entity and/or its subcontractor will mine the area between the pits with the extracted ore delivered to the appropriate property owner. Management has held discussions with MIBAM where it offered to mine the area and either process the ore, deliver the equivalent value in cash or metals or deliver the mineralized material to a stockpile of their or their contractor’s choice. Management can give no assurances that a setback agreement will be obtained.

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

Conversion of CVG Work Contracts into Mining Concessions

     The Transitory Provisions included in Title XI of the 1999 Mining Law contemplate the option to apply for a conversion of CVG work contracts into mining concessions. In September 2003 a Presidential Decree was enacted that eliminated the authority of CVG to grant new mining contracts for the exploration, development and exploitation of gold and diamonds in the Guayana region. The Decree is a continuation of the policy of MIBAM to centralize the management of mining rights in the Guayana region.

     The Company has acquired several properties located near the Brisas property pursuant to CVG work contracts for infrastructure purposes and, based on the current mining law, applied to MIBAM in a timely manner for conversion thereof into mining concessions. MIBAM previously indicated that it would act on these conversion applications; however recent announcements by the government that it planned to organize a state-owned mining company and no longer issue any additional concessions will likely impact the conversion process embodied in the current law. As an alternative to the conversion process, the Company will likely maintain the current work contracts and/or pursue some form of land use permit to use these properties for infrastructure needs not for mineral exploitation.

31 of 80

Environmental Laws and Regulations

     Venezuela's environmental laws and regulations are administered through the MINAMB. The MINAMB proscribes certain mining recovery methods deemed harmful to the environment and monitors concessionaires' activities to ensure compliance. Applicants submit an environmental questionnaire to MIBAM, which they in turn submit to the MINAMB. The production permitting process is initiated by filing the proposed terms of reference which, when approved, serves as the basis for an ESIA. The format for the ESIA is stipulated in a 1996 law (Decree 1257). The Brisas Project ESIA has been approved and the Permit to Affect Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project was issued to the Company on March 27, 2007.

Other Taxes

     Venezuelan tax law provides for a maximum corporate income tax rate on mining companies of 34%. This rate applies to net income over approximately U.S. $52,510 depending on exchange rates. Other Venezuelan taxes that apply or may eventually apply to the Company’s subsidiaries include an 11% value added tax on goods and services, and a 5% to 20% import duty on mining equipment. Upon application, Venezuela offers certain exemptions or exonerations from value added tax and import duties to mining companies. Management is in the process of applying for such exemptions or exonerations, where available. The Government has announced its intentions to reduce the VAT rate down to 9% beginning July 1, 2007 and to eliminate the VAT within the next three years.

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

Investment Protection Treaty with Canada

     Pursuant to the Investment Protection Treaty with Canada, which was ratified by Venezuela on January 20, 1998 (the “Canada-Venezuela Treaty”), Canadian-based investors such as the Company may be afforded greater protection in Venezuela than certain other foreign investors and may be exempt from complying with certain restrictions imposed by the Exchange Control Regulations. The Treaty provides protection for investments, property and credit rights, including ownership of real estate, concessions, moveable assets and security interests thereof, including other items. Investors are protected against expropriation, nationalization or similar governmental action, unless such action stems from legal procedures based on public benefit, affected without discrimination and with a prompt, effective and adequate compensation. Any dispute will be settled through diplomatic efforts or international arbitration. The provisions of the Canada-Venezuela Treaty prevail over the provisions of other Venezuelan laws and regulations, including those of the Exchange Control Regulations.

Labor

     Venezuela, typical of most countries, has extensive labor laws and regulations including obligations to favor Venezuelan nationals for employment whenever possible. It is anticipated that, in the initial stages of the Company’s mining projects, approximately 95% of the workforce will be Venezuelan. In order to maintain or exceed this level, the Company will implement an extensive training program over the life of the project. Management plans to draw on Venezuela’s large industrial base to staff many of its positions, but the experience base for large-scale mining and milling operations in Venezuela is limited. The Company will draw on the Puerto Ordaz area to fill a significant portion of the required management, engineering and administration staff with the remaining positions to be filled primarily from the local (Las Claritas and Km 88) area.

DIVIDENDS

     We have not declared cash or share dividends since 1984 and have no present plans to pay any cash or share dividends. We may declare cash or share dividends in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividends.

32 of 80

DESCRIPTION OF SHARE CAPITAL

     In February 1999, Gold Reserve Corporation became a subsidiary of the Company, the successor issuer (the "Reorganization"). Generally, each shareholder of Gold Reserve Corporation received one Class A common share of the Company for each common share owned in Gold Reserve Corporation. For tax reasons, certain U.S. holders elected to receive equity units in lieu of Class A common shares. An equity unit, comprised of one Class B common share of the Company and one Gold Reserve Corporation Class B common share, is substantially equivalent to a Class A common share and is generally immediately convertible into Class A common shares. Equity units, of which 585,824 were issued and outstanding at March 29, 2007, are not listed for trading on any stock exchange, but subject to compliance with applicable federal, provincial and state securities laws, may be transferred.

Class A common shares

     The Company is authorized to issue an unlimited number of Class A common shares without par value of which 40,455,144 Class A common shares were issued and outstanding at March 29, 2007. Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Class A common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.

     Shareholders are entitled to dividends if, as and when declared by the board of directors of the Company. Shareholders are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders. The Common Shares include associated Common Share purchase rights under the Company's Shareholder Rights Plan Agreement, as amended and restated as of January 29, 2006.

Preferred shares

     The Company is authorized, subject to the limitations prescribed by law and the Company’s articles of incorporation, from time to time, to issue an unlimited number of serial preferred shares; and to determine variations, if any, between any series so established as to all matters, including, but not limited to, the rate of dividend and whether dividends shall be cumulative or non-cumulative; the voting power of holders of such series; the rights of such series in the event of the dissolution of the Corporation or upon any distribution of the assets of the Corporation; whether the shares of such series shall be convertible; and such other designations, rights, privileges, and relative participating, optional or other special rights, and such restrictions and conditions thereon as are permitted by law. There are no preferred shares issued or outstanding at March 29, 2007.

Warrants

     In 2004, the Company completed a Unit offering which included Class A common share purchase warrants entitling the holders to acquire 2,680,500 Class A common shares at a price of Cdn $6.50 per share for a period of 24 months following the closing date or November 6, 2006. In late October 2006, the Company announced its plan to de-list all of the 2,680,500 issued and outstanding warrants from the Toronto Stock Exchange. Thereafter on October 31, 2006, the Company received approval from the Toronto Stock Exchange to amend certain terms of the 2,680,500 unlisted warrants. Subject to the receipt of shareholder approval at the next annual shareholders' meeting and the signing of a supplemental warrant indenture with the warrant agent, the expiry date of the Warrants will be extended to July 31, 2007 and the exercise price of the Warrants will be amended from Cdn $6.50 to Cdn $6.55. Until the date and time shareholders of the Company authorize the proposed amendments to the Warrants, the proposed amendments to the Warrants will not be effective.

33 of 80

Shareholder Rights Plan

     The Company instituted a shareholder rights plan (the “Rights Plan”) in 1999. Since the original approval by the Shareholders, the Rights Plan and the Rights Plan Agreement have been amended and continued from time to time. In March 2006, the shareholders approved certain amendments to the Plan including continuing the Shareholder Rights Plan until June 30, 2009. The Rights Plan is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Rights Plan is designed to give the board of director’s time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company’s outstanding shares without complying with the “permitted bid” provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time.

MARKET FOR SECURITIES

     The Class A common shares of Gold Reserve Inc. are traded on the Toronto Stock Exchange ("TSX") and on the American Stock Exchange ("AMEX") under the symbol "GRZ." The Company had Class A common share purchase warrants which traded on the TSX until November of 2006. The Company’s equity units and the related underlying securities are not listed for trading on any exchange.

The information in the following table relates to the trading of the common shares on the TSX during 2006.

	High	Low	Volume

	Canadian Dollars
January	$7.35	$3.40	2,700,338
February	7.05	4.95	1,390,950
March	7.00	5.25	1,055,803
April	11.05	6.90	2,977,832
May	10.36	6.80	3,590,201
June	8.72	4.28	1,767,413
July	6.52	4.52	497,791
August	5.89	4.76	934,309
September	5.72	4.32	947,399
October	4.80	4.08	448,883
November	6.48	4.51	1,136,648
December	6.30	5.17	1,232,798

     On March 29, 2007, the closing price for a Class A common share of the Company was Cdn $8.18 per share on the TSX and U.S. $7.14 per share on the AMEX. As of March 29, 2007, there were a total of 40,455,144 Class A common shares and 585,824 Class B common shares issued and outstanding.

     The information in the following table relates to the trading of the class A common share purchase warrants on the TSX during 2006.

	High	Low	Volume

	Canadian Dollars
January	$1.90	$0.54	398,470
February	1.70	0.76	109,750
March	1.51	0.63	64,722
April	5.00	1.21	750,595
May	4.49	1.69	558,064
June	2.75	0.75	184,426
July	2.30	1.12	44,200
August	1.89	0.89	64,011
September	1.05	0.46	41,600
October	0.90	0.11	260,793

The class A common share purchase warrants were de-listed in October of 2006.

34 of 80

DIRECTORS AND OFFICERS

     The articles of the Company provide that the Board of Directors (the “Board”) shall consist of a minimum of 3 and a maximum of 15 Directors, with the actual number of Directors to be determined from time to time by the Board. The Company’s Board presently consists of seven members. The by-laws of the Company provide that each Director shall be elected to hold office until the next annual meeting of the Company’s Shareholders or until their qualified successors are elected. All of the current Directors’ terms expire the date of the next annual meeting.

     The following table and notes thereto states the names of each director and executive officers the province or state and country of residence, age, all offices of the Company now held, principal occupation, the period of time acting as a director or executive officer and the number of Class A common shares beneficially owned, directly or indirectly, or over which control or direction is exercised.

				Number of
				Common Shares
Name, Residence and Position			Director	Beneficially
		Principal Occupation	and/or Officer	Owned as of
	Age	during the last five years	Since	March 29, 2007(1)

Rockne J. Timm (2) (3) (6)	61	Chief Executive Officer of the Company. Mr. Timm	March 1984	1,083,308
Washington, USA		is also a Director and President of both MGC
Chief Executive Officer and		Ventures, Inc. and Great Basin Energies, Inc.
Director

A. Douglas Belanger (2) (3) (6)	53	President of the Company. Mr. Belanger is also a	August 1988	1,407,343
Washington, USA		Director and Executive Vice President of both Great
President and Director		Basin Energies, Inc. and MGC Ventures, Inc.

James P. Geyer	55	Senior Vice President of the Company.	June 1997	220,737
Washington, USA
Senior Vice-President and Director

James H. Coleman (2) (3) (6)	56	Senior Partner of the law firm of Macleod Dixon	February	242,550
Alberta, Canada		LLP of Calgary, Alberta. He is also a Director of	1994
Non-Executive Chairman and		various public companies including Great Basin
Independent Director		Energies, Inc. and MGC Ventures, Inc.

Patrick D. McChesney (2) (3)(5)	57	Controller of Foothills Auto Group. He is also a	August 1988	96,157
Washington, USA		Director of Great Basin Energies, Inc. and MGC
Independent Director		Ventures, Inc.

Chris D. Mikkelsen (2) (3) (4) (5)	55	Principal in McDirmid, Mikkelsen & Secrest, P.S. (a	June 1997	313,000
Washington, USA		certified public accounting firm). Mr. Mikkelsen is
Independent Director		also a Director of Great Basin Energies, Inc. and
		MGC Ventures, Inc.

Mary E Smith	54	Vice President- Administration and Secretary of the	February	161,934
Washington, USA		Company. Ms. Smith is also Vice President	1997
Vice President- Administration and		Administration of both MGC Ventures, Inc. and
Secretary		Great Basin Energies, Inc.

Douglas E. Stewart	55	Vice President- Project Development of the	April 1997	163,661
Colorado, USA		Company.
Vice President- Project
Development

Robert A. McGuinness	51	Vice President- Finance and Chief Financial Officer	March 1993	198,922
Washington, USA		of the Company. Mr. McGuinness is also Vice
Vice President-Finance and Chief		President-Finance of both MGC Ventures, Inc. and
Financial Officer		Great Basin Energies, Inc.

Jean Charles Potvin (4) (5)	53	Director, Chairman and Chief Executive Officer of	November	118,604
Ontario, Canada		Tiomin Resources Inc.	1993
Independent Director

35 of 80

(1) Includes Common Shares issuable pursuant to options exercisable as of April 20, 2007 or exercisable within 60 days of March 29, 2007 as follows: Mr. Timm, 107,500; Mr. Belanger, 86,250; Mr. Geyer, 51,375; Mr. Coleman, 125,000; Mr. McChesney, 50,000; Mr. Mikkelsen, 100,000; Ms. Smith, 52,133; Mr. Stewart, 83,500; Mr. McGuinness, 40,750; and Mr. Potvin, 50,000.

(2)	Messrs. Timm, Belanger, Coleman, McChesney, and Mikkelsen are Directors of Great Basin Energies, Inc., which owns 491,192 Common Shares, or 1.2% of the outstanding Common Shares. The foregoing individuals beneficially own 9.7%, 6.6%, 2.6%, 2.1%, and 1.6%, respectively, of the outstanding common shares of Great Basin Energies, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in Great Basin Energies, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by Great Basin Energies, Inc.

(3)	Messrs. Timm, Belanger, Coleman, McChesney, and Mr. Mikkelsen are Directors of MGC Ventures, Inc., which owns 258,083 Common Shares, or 0.6% of the outstanding Common Shares. The foregoing individuals beneficially own 11.0%, 11.2%, 4.6%, 3.6%, and 2.7%, respectively, of the outstanding common shares of MGC Ventures, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in MGC Ventures, Inc.

Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by MGC Ventures, Inc.

(4)	Member of the Compensation Committee.

(5)	Member of the Audit Committee.

(6)	Member of the Executive Committee.

Each of the foregoing nominees has held his present principal occupation with his current employer or other positions with the same firm throughout the last five years, with the exception of Mr. McChesney, who in addition to assuming his current position with Foothills Auto Group, was controller for Remtech, Inc. in 2004 and 2005 and has been president of LMO Test Systems, Inc. since March 1996.

AUDIT COMMITTEE INFORMATION Audit Committee Charter

     The Audit Committee of the Board of Directors operates within a written mandate, as approved by the Board of Directors, which describes the Committee’s objectives and responsibilities. The full text of the Audit Committee Charter is attached as Appendix A to the 2007 Information Circular which is incorporated by reference and may be found at www.sedar.com.

Composition of the Audit Committee

The Audit Committee is composed of the following 3 directors:

Chris D. Mikkelsen (Chair)

Jean Charles Potvin

Patrick D. McChesney

     The Board of Directors has determined each member of the Audit Committee to be “independent” and “financially literate” as such terms are defined under Canadian securities laws. In addition, the Chair of the Committee, Mr. Mikkelsen, is considered by the Board to qualify as an “audit committee financial expert” as defined by the SEC. The Board has made these determinations based on the education and experience of each member of the Committee, as outlined below.

36 of 80

Relevant Education and Experience

     The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee:

     Mr. Mikkelsen is a Principal in McDirmid, Mikkelsen & Secrest, P.S., a certified public accounting firm. Mr. Mikkelsen has a Professional Accounting degree from Eastern Washington University. After working for a national accounting firm, he left in 1976 to form McDirmid, Mikkelsen and Secrest, P.S. He has extensive technical audit and accounting experience related to a variety of industries. Mr. Mikkelsen has been Chair of, and a member of, this Committee since August 1998.

     Mr. Potvin is Chief Executive Officer of Tiomin Resources Inc., a company involved in the development of several large titanium-bearing mineral sands deposits in Kenya. Mr. Potvin holds a Bachelor of Science degree in Geology from Carleton University and an MBA from the University of Ottawa. He spent nearly 14 years as a mining investment analyst for a large Canadian investment brokerage firm (Burns Fry Ltd., now BMO Nesbitt Burns Inc.). He is also a member of the audit committee of Polaris Energy Corporation, a publicly-listed geothermal-based power producer and of Azimut Exploration Ltd also a publicly listed mineral exploration company. Mr. Potvin has been a member of this Committee since August 2003.

     Mr. McChesney is the Controller of Foothills Auto Group, a operator of franchised auto dealerships, where he is responsible for the financial statements. He is also President of LMO Test Systems, Inc., a manufacturer of automated test equipment for the semiconductor industry, where he is also responsible for the company's financial statements. Mr. McChesney graduated from the University of Portland, with a Bachelor degree in Accounting. For his entire 32 year working career, he has prepared and analyzed financial statements in the mining, public accounting, retail, electronics and construction industries. Mr. McChesney has been a member of this Committee since August 1998.

External Auditor Service Fees

     Fees paid or payable to the Company’s independent external auditor, PricewaterhouseCoopers LLP, are detailed in the following table:

Fee category	Year Ended 2006 (Cdn$)	Year Ended 2005 (Cdn$)

Audit	68,892	54,000

Audit related	92,192	54,200

Tax	137,917	79,750

All other fees	0	0

Total	299,001	187,950

     The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.

Audit Fees

     Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company’s annual financial statements.

Audit-related Fees

     Audit-related fees were for the review of the Company’s quarterly financial statements and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings.

Tax Fees

37 of 80

Tax fees were for services outside of the audit scope and represented consultations for tax compliance and advisory services relating to common forms of domestic and international taxation.

All Other Fees

None.

Pre-approval Policies and Procedures

     The Company’s Audit Committee has adopted policies and procedures for the pre-approval of services performed by the Company’s external auditors, with the objective of maintaining the independence of the external auditors. The Company’s policy requires that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to the Company’s subsidiaries. Prior approval of engagements for services other than the annual audit may, as required, be approved by the Chair of the Committee with the provision that such approvals be brought before the full Committee at its next regular meeting. The Company’s policy sets out the details of the permissible non-audit services consistent with the independence requirements of the United States Sarbanes-Oxley Act of 2002 and the Canadian independence standards for auditors. The Chief Financial Officer presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee’s responsibilities to management of the Company.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

     No director or officer of the Company is or within the 10 years before the date of this Annual Information Form has been, a director or officer of any other corporation that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied such corporation access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such corporation.

     No director or officer of the Company has been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or, except as hereafter set out, has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

     No director or officer of the Company or a personal holding company of any such persons, has, during the ten years preceding the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

     The foregoing information has been furnished by the respective directors and officers of the Company individually.

CONFLICTS OF INTEREST

     The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such individuals may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises the individual is required to abstain from participating in the deliberation or approval of such participation or such terms. In accordance with the laws of the Yukon Territory, the directors and officers are required to act honestly, in good faith and in the best interests of the Company.

     The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures of conflicts of interest. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Yukon) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

38 of 80

LEGAL PROCEEDINGS

     We are unaware of any legal proceedings, either threatened or pending, to which the Company is or is likely to be a party, or of which any of its properties or assets is or is likely to be the subject, that may have a significant effect on the Company’s financial position or profitability.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

     No director, officer or principal shareholder of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction, which in either case has materially affected or would materially affect the Company, during the three most recently completed financial years or during the current financial year.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Company is Computershare Trust Company, Inc.:

P.O. Box 1596	9th Flr, 100 University Avenue
Denver, Colorado 80201-9975	Toronto, Ontario Canada M5J 2Y1

MATERIAL CONTRACTS.

     The Company maintains EP & CM services contracts under which the Company is expected to pay as much as $43 million, conditioned on obtaining sufficient project financing and on-going project approvals for the Brisas Project. In general the contract is cancellable as a result of various events or reasons and upon cancellation the Company is obligated to pay contractor costs already incurred, any third party commitments, plus any de-mobilization charges that might be applicable.

     In addition, the Company has a services agreement with a group of Mandated Lenders to provide various banking services related to obtaining project financing for the Brisas Project. The agreement provides for quarterly payments to each of the four banks in the Mandated Lenders group until the financing is secured. Prior to July 1, 2007, the agreement is cancellable by the Company upon payment of a break fee of $250,000 to each of the four Mandated Lender group members. Thereafter the agreement is cancellable at anytime with no further obligation of the Company. The amount payable under the contract in 2007, if financing is not secured during 2007 and the contract is not cancelled by the Company, is $2,200,000.

     The Company leases office space under a non-cancelable operating lease which expires March 1, 2009. Future minimum annual rent payable under the lease is $121,926 in 2007, $122,424 in 2008 and $20,404 in 2009.

INTERESTS OF EXPERTS

     PricewaterhouseCoopers LLP is the Company’s auditor and has provided their auditors’ report on the audited consolidated financial statements for the financial year ended December 31, 2006. PricewaterhouseCoopers LLP has advised us that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the meaning of the Securities Acts administered by the US Securities and Exchange Commission.

     In November 2006 a National Instrument 43-101 technical report on the Brisas Project was updated by Pincock, Allen & Holt. To the best of our knowledge as of the date hereof, the aforementioned company, and all directors, officers and employees thereof, beneficially own, respectively, directly or indirectly, less than 1% of the securities of the Company. In addition, no director, officer or employee of the aforementioned company is expected to be elected, appointed or employed as a director, officer or employee of the Company.

39 of 80

ADDITIONAL INFORMATION

     Additional information, including directors' and officers' remuneration, principal holders of Company securities, securities authorized for issuance under compensation plans and interests of insiders in material transactions, where applicable, is contained in the Company’s Management Proxy Circular in respect of its most recent annual meeting of shareholders that involved the election of directors. In addition, the Company’s audited consolidated financial statements, together with the auditor’s report thereon, and managements’ discussion and analysis for the most recently completed financial year are also available separately, all of which may be obtained upon request made to the Company or electronically from the Internet on the SEDAR website at www.sedar.com.

40 of 80

Glossary of Significant Terms

Certain terms used throughout this report are defined below.

alfarjeta	A right to a property, similar to a concession, except that the area of the land parcel is insufficient in size to be designated a concession.
alluvial

1) Used to identify unconsolidated or clay-like materials deposited over time by moving water. 2) Used to describe a strata of material that constitutes a concession, i.e. relating to the Brisas alluvial concession.

andesite	A volcanic rock of intermediate composition. It is fine-grained and contains 55% to 60% silica.
assay ball mill

An analysis performed on a rock sample to determine its metal content.

A steel cylinder partially filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

Bankable Feasibility Study

An analysis to determine the economic viability of the Brisas project mineralization done in accordance with industry standards in sufficient detail for a financial institution to provide financing for the Brisas project.

batholith Bolivar	A mass of igneous rock with a surface area greater than 100 square kilometers. The basic monetary unit of the Republic of Venezuela. As of March 2007, 2,150 Bolivars equaled one U.S. Dollar.
breccia	A clastic rock in which angular fragments are surrounded by a fine-grained matrix or minerals cement.
BRISAS	Compania Aurifera Brisas del Cuyuni, C.A., a Venezuelan corporation and the subsidiary of the Company that owns the Brisas property.
Brisas alluvial concession

The mining title granted to BRISAS by the Ministry of Energy and Mines (predecessor to the Ministry of Basic Industries and Mines) to explore and commercially develop and exploit gold contained in alluvial material on the Brisas property.

Brisas hardrock concession

The mining title granted to BRISAS by the Ministry of Energy and Mines (predecessor to the Ministry of Basic Industries and Mines) to commercially develop and mine gold, copper and molybdenum contained in the veta or vein material on the Brisas property.

Brisas Property or Project

The Brisas Property or Project consists of the Brisas alluvial concession, the Brisas hardrock concession beneath the alluvial concession, applications for other mineralization (primarily nominal values of silver) contained in these concessions, and contracts and concessions for mineralization and infrastructure use on land parcels contiguous to the existing concessions.

Choco 5 Property… concentrate

Grass-roots exploration target leased from Minerven, a subsidiary of CVG. A finely ground product of the milling process, containing a high percentage of valuable metal, which is typically sent to a smelter for further processing.

concession	A privilege, license or mining title granted by MIBAM to explore and, if warranted, produce minerals from a specified property.
Corporación Venezolana de Guayana (CVG)	A Venezuelan government-owned entity formed to foster industrial development and to explore and develop mineral resources in the Guayana region of Venezuela, including the State of Bolivar.
cyanidation	A method of extracting gold or silver from a crushed or ground ore by dissolving it in a weak cyanide solution.
dilution	Waste rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the average grade of the ore processed.
dip	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.
environmental and social impact study (ESIA)	A report, compiled prior to a production decision that examines the effects of proposed mining activities on the natural surroundings.

41 of 80

feasibility study

A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

flotation

A process for concentrating minerals based on the selective adhesion of certain minerals to air bubbles in a mixture of water and ground up ore. When the right chemicals are added to a frothy water bath of ore that has been ground to the consistency of talcum powder, the minerals will float to the surface. The metal rich flotation concentrate is then skimmed off the surface.

gold equivalent	Gross value of copper at a stated value per pound divided by the gross price of gold at a stated value per ounce.
Gold Reserve de Venezuela C.A. (GLDRV)

A Venezuelan corporation and a foreign subsidiary of the Company. GLDRV owns 100% of the shares of Compania Aurifera Brisas del Cuyuni, C.A. and was organized in September 1992 to manage the exploration and future development activities on the Brisas property.

grade	The relative quantity or the percentage of ore-mineral content in a mineralized body, i.e. grams of gold per tonne or percent of copper per tonne.
gravity separation	Recovery of gold from crushed rock or gravel using gold’s high specific gravity to separate it from the lighter material.
hardrock hectare igneous Imataca Forest Reserve

Solid rock underlying an alluvial deposit. Also referred to as bedrock.

A metric measurement of area equivalent to 10,000 square meters or 2.47 acres. Rocks formed by the cooling and solidifying of magma.

A 3.6 million hectare area of tropical forest located in the State of Bolivar in southeastern Venezuela that was set aside as a region for forest exploitation by the Venezuelan government in the 1960s. The Company’s Brisas Project is located in an area within the reserve, which was previously designated for mining activities.

indicated mineral resource…

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

inferred mineral resource…

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

intrusive…	Rock which while molten penetrated into or between other rocks, but solidified before reaching the surface.
Kilometer 88 mining district (Km 88)	An area in the State of Bolivar in southeastern Venezuela containing significant alluvial and hardrock deposits. The Company's Brisas Project is located in this district.
measured mineral resource…

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

42 of 80

metamorphism	Rock of sedimentary or igneous origin that has been altered by high temperature and/or pressure.
mill

A processing plant where ore is crushed and ground, usually to fine powder, and the metals are extracted by physical and/or chemical means. Output from a mill usually requires further processing in a smelter or refinery to produce pure metal.

mineral	A naturally occurring homogeneous substance having fixed physical properties and chemical composition.
mineral resource…

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geologic evidence and knowledge.

mineral reserve…

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

mineralization Ministry of Environment (MINAMB)

The presence of minerals in a specific area or geological formation.

Venezuelan governmental entity, which exercises supervisory jurisdiction over the environment, formerly the Ministry of Environment and Renewable and Natural Resources. (MARN)

Ministry of Basic Industries and Mines (MIBAM)

Venezuelan governmental entity, which until early 2005 was previously referred to as the Ministry of Energy and Mines (MEM), which exercises supervisory jurisdiction over the Brisas Project and the Company's activities thereon.

Minerven molybdenum	A mining company wholly-owned by CVG. An element (Mo), usually in the form of molybdenite, primarily used in alloys and lubricants.
open pit	A mine that is entirely on surface. Also referred to as an open-cut or open-cast mine.
Precambrian Preliminary feasibility study

All geologic time before 570 million years ago.

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

Probable mineral reserve… Probable (Indicated) Reserves…

Consolidated Ontario Securities Act (“CSA”) N.I. 43-101

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

43 of 80

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
Proterozoic	That part of the Precambrian time represented by rocks in which traces of life appear or the younger part of Precambrian time.

Proven (Measured) Reserves…	CSA N.I. 43-101
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
of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

reclamation	The restoration of a site after mining or exploration activity is completed.
recovery	The percentage of valuable metal in the ore that is recovered by metallurgical treatment.
stock	An igneous body smaller than a batholith with a subcircular section.
stratabound	Used to describe mineral deposits that are restricted to a single stratagraphic unit.
strataform…	Mineral deposits whose geometry is similar to that of its host rock.
strike	The direction, or bearing from true north, of a vein or rock formation measured along a horizontal line on the surface of the vein or rock.
strip ratio	The tonnage of non-mineralized waste material removed to allow the mining of one tonne of ore in an open pit. Also referred to as waste-to-ore ratio.
tailings	The material removed from the milling circuit after separation of the valuable metals.
troy ounce	Unit of weight measurement used for all precious metals. The familiar 16 ounce avoirdupois pound equals 14.583 troy ounces.
vein	A sheet-like or tabular discordant mineralized body formed by complete or partial infilling of a fracture or fault within a rock.
veta	1) Used to describe veins of mineralization and/or deeper, hardrock mineralization,
2) used to describe a strata of material that constitutes a concession, i.e. relating to the Brisas hardrock concession.

CONVERSION FACTORS:	1 Troy ounce	=	31.1034 Grams
	1 Tonne	=	1.1023	Short tons or 2204.6 Pounds
	1 Hectare	=	2.4711	Acres
	1 Kilometer	=	0.6214	Miles
	1 Meter	=	3.28084 Feet
SYMBOLS:	Au	=	Gold
	Cu	=	Copper
	gpt	=	Grams per tonne
	kt	=	Thousand tonnes
	Au Eq	=	Gold equivalent

44 of 80

Exhibit 99.2 – Audited Annual Financial Statements

MANAGEMENT’S REPORT To the Shareholders of Gold Reserve Inc.

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

     Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

     The Board of Directors fulfills its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee, which is composed of three directors, none of whom are members of management. This Committee monitors the independence and performance of our independent auditors and meets with the auditors to discuss the results of their audit and their audit report prior to submitting the consolidated financial statements to the Board of Directors for approval. This Committee reviews and discusses with management the consolidated financial statements, related accounting principles and practices and (when required of management under securities commissions or the applicable listing standards) management’s assessment of internal control over financial reporting. This Committee also monitors the integrity of our financial reporting process and systems of internal controls regarding finance, accounting and legal compliance.

     The consolidated financial statements have been audited on behalf of the shareholders by the Company’s independent auditors, PricewaterhouseCoopers LLP. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements. The auditors have full and free access to the Audit Committee.

s/ Rockne J. Timm Chief Executive Officer March 29, 2007	s/ Robert A. McGuinness Vice President–Finance and CFO March 29, 2007

45 of 80

AUDITORS’ REPORT

To the Shareholders of Gold Reserve Inc.

     We have audited the consolidated balance sheets of Gold Reserve Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the result of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

s/PricewaterhouseCoopers LLP Chartered Accountants Vancouver, British Columbia, Canada March 28, 2007

46 of 80

		GOLD RESERVE INC.
		CONSOLIDATED BALANCE SHEETS
		December 31, 2006 and 2005
		(Expressed in U.S. Dollars)
				2006	2005

			ASSETS
Cash and cash equivalents				$ 25,374,688	$ 19,370,252
Marketable securities				3,309,622	2,985,234
Deposits, advances and other				515,396	442,130

Total current assets				29,199,706	22,797,616

Property, plant and equipment, net				73,643,895	58,016,102
Prepaid Other				1,772,120	1,141,154

Total assets				$104,615,721	$ 81,954,872

			LIABILITIES
Accounts payable and accrued expenses				$ 1,914,633	$ 1,187,565
Minority interest in consolidated subsidiaries				1,729,076	1,129,541

Total liabilities				3,643,709	2,317,106

Commitments

		SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares and Equity Units:				167,463,742	140,512,063
Class A common shares, without par value
Authorized:	Unlimited
Issued:	2006… 40,581,192	2005	35,196,287
Outstanding:	2006… 40,331,192	2005	34,902,200
Equity Units
Issued:	2006… 1,085,099	2005…	1,110,020
Outstanding:	2006… 585,824	2005…	610,745
Less, common shares and equity units held by affiliates				(636,267)	(674,598)
Stock options				3,105,169	1,867,537
Accumulated deficit				(68,959,761)	(61,983,016)
KSOP debt				(871)	(84,220)

Total shareholders' equity				100,972,012	79,637,766

Total liabilities and shareholders' equity				$104,615,721	$ 81,954,872

The accompanying notes are an integral part of the consolidated financial statements.
Expressed in U.S. Dollars

Approved by the Board of Directors:

s/ Chris D. Mikkelsen			s/ Patrick D. McChesney

47 of 80

	GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Other Income:
Interest income	$ 1,088,403	$ 859,945	$ 529,838
Gain on sale of marketable securities	7,163,655	542,923	370,043

	8,252,058	1,402,868	899,881
Expenses:
General and administrative	6,646,798	5,054,420	3,079,597
Technical services	5,015,222	3,876,928	2,391,194
Corporate communications	699,922	662,350	674,786
Legal and accounting	756,752	749,208	236,924
Foreign currency loss	1,141,932	78,070	4,322
Minority interest in net income
(loss) of consolidated subsidiaries	446,374	7,703	(4,313)

	14,707,000	10,428,679	6,382,510

Net loss before tax	(6,454,942)	(9,025,811)	(5,482,629)
Income tax	521,803	1,471

Net loss	$ (6,976,745)	$ (9,027,282)	$ (5,482,629)

Net loss per share–basic and diluted	$ (0.18)	$ (0.26)	$ (0.19)

Weighted average common shares outstanding	38,123,819	35,048,800	29,215,727

The accompanying notes are an integral part of the consolidated financial statements.
Expressed in U.S. Dollars

48 of 80

GOLD RESERVE INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY For the Years Ended December 31, 2006, 2005 and 2004

				Common Shares
Common Shares and Equity Units Issued				and Equity Units	Stock	Accumulated	KSOP
Common Shares		Equity Units	Amount	Held by Affiliates	Options	Deficit	Debt

Balance, December 31, 2003	27,750,258	1,237,880	$ 112,971,425	$ (674,598)		$ (47,054,004)	$ (104,352)
Equity units exchanged for
common shares	80,483	(80,483)
Net loss						(5,482,629)
Stock option compensation
from 2002 and 2003					419,101	(419,101)
Stock option compensation					599,423
Fair value of options exercised			14,327		(14,327)
Common shares issued for:
Cash	5,756,054		23,443,002
Services	54,000		223,012
KSOP	75,000		255,750				(255,750)
Allocation to KSOP participants							254,779

Balance, December 31, 2004	33,715,795	1,157,397	136,907,516	(674,598)	1,004,197	(52,955,734)	(105,323)
Equity units exchanged for
common shares	47,377	(47,377)
Net loss						(9,027,282)
Stock option compensation					863,340
Common shares issued for:
Cash	1,106,765		2,612,344
Services	251,350		733,232
KSOP	75,000		258,971				(258,971)
Allocation to KSOP participants							280,074

Balance, December 31, 2005	35,196,287	1,110,020	140,512,063	(674,598)	1,867,537	(61,983,016)	(84,220)
Equity units exchanged for
common shares	24,921	(24,921)
Net loss						(6,976,745)
Stock option Compensation					1,390,776
Fair value of options exercised			153,144		(153,144)
Common shares issued for:
Cash	5,096,109		25,702,673
Services	163,875		747,075
KSOP	100,000		189,063				(189,063)
Allocation to KSOP participants							272,412
Decrease in Shares held
by affiliates			159,724	38,331

Balance, December 31, 2006	40,581,192	1,085,099	$ 167,463,742	$ (636,267)	$ 3,105,169	$ (68,959,761)	$ (871)

The accompanying notes are an integral part of the consolidated financial statements.
Expressed in U.S. Dollars

49 of 80

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Cash Flow from Operating Activities:
Net loss	$ (6,976,745)	$ (9,027,282)	$ (5,482,629)
Adjustments to reconcile net loss to net
cash used by operating activities:
Stock option compensation	1,390,776	863,340	599,423
Depreciation	147,798	93,157	58,179
Amortization of premium (discount)
on corporate debt securities	(419)	(2,251)	102,481
Foreign currency loss		78,070	4,322
Minority interest in net income (loss) of
consolidated subsidiaries	446,374	7,703	(4,313)
Net gain on disposition of marketable securities	(7,163,655)	(542,923)	(370,043)
Shares issued for compensation and KSOP	1,019,487	1,013,306	477,791
Changes in non-cash working capital:
(Increase) decrease in deposits, advances and accrued interest	(73,266)	(92,558)	138,999
Increase (decrease) in accounts payable and accrued expenses	29,880	(120,070)	541,775

Net cash used by operating activities	(11,179,770)	(7,729,508)	(3,934,015)

Cash Flow from Investing Activities:
Purchase of marketable securities	(6,539,362)	(3,903,158)	(3,796,779)
Purchase of property, plant and equipment	(15,078,403)	(5,574,241)	(6,466,880)
Proceeds from the sale and maturity of marketable securities	13,379,048	6,991,874	6,986,043
Other	(279,750)	(205,764)	(384,169)

Net cash used by investing activities	(8,518,467)	(2,691,289)	(3,661,785)

Cash Flow from Financing Activities:
Proceeds from issuance of common shares	25,702,673	2,612,344	23,443,002

Net cash provided by financing activities	25,702,673	2,612,344	23,443,002

Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	6,004,436	(7,808,453)	15,847,202
Cash and cash equivalents - beginning of year	19,370,252	27,178,705	11,331,503

Cash and cash equivalents - end of year	$ 25,374,688	$ 19,370,252	$ 27,178,705

Supplemental Cash Flow Information

Non-cash investing and financing activities:
Issuance of common shares as compensation	$ 747,075	$ 733,232	$ 223,012
Issuance of common shares to KSOP Plan	$ 189,063	$ 258,971	$ 255,750

The accompanying notes are an integral part of the consolidated financial statements.
Expressed in U.S. Dollars

50 of 80

1. The Company and Significant Accounting Policies:

     The Company. Gold Reserve Inc. (the “Company”) is a mining company incorporated in 1998 under the laws of the Yukon Territory, Canada, and is the successor issuer to Gold Reserve Corporation. The Company’s primary mineral asset, the Brisas Project, is a gold/copper deposit located in the Km 88 mining district of the State of Bolivar in southeastern Venezuela. The Company has no revenue producing mining operations at this time. All amounts shown herein are expressed in U.S. Dollars unless otherwise noted.

     In February 1999, the shareholders of Gold Reserve Corporation approved a plan of reorganization whereby Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer (the “Reorganization”). Generally, each shareholder of Gold Reserve Corporation received one Gold Reserve Inc. Class A common share for each common share owned of Gold Reserve Corporation. After the Reorganization, a shareholder of Gold Reserve Inc. continued to own an interest in the business, through subsidiary companies, that in aggregate was essentially the same as before the Reorganization.

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

      These consolidated financial statements include the accounts of the Company, Gold Reserve Corporation, two domestic subsidiaries, Great Basin Energies, Inc. (“Great Basin”) and MGC Ventures Inc. (“MGC Ventures”), four Venezuelan subsidiaries, two Barbados subsidiaries and five Aruba subsidiaries which were formed to hold the Company’s interest in its foreign subsidiaries or for future transactions. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company’s policy is to consolidate those subsidiaries where majority control exists. See Note 6.

     Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. At December 31, 2006 and 2005, the Company had approximately $718,000 and $702,000, respectively, in Venezuela and banks outside Canada and the United States.

     Marketable Securities. Equity securities are carried at the lower of cost and quoted market value. Corporate debt securities and U.S. treasuries and agency obligations are carried at amortized cost.

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

     Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property’s economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

     Property, Plant and Equipment. Property, plant and equipment are recorded at the lower of cost less accumulated depreciation. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as

51 of 80

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

     Foreign Currency. The U.S. Dollar is the Company’s functional currency. Foreign currency amounts are translated into U.S. Dollars using the temporal method. Accordingly, non-monetary assets and liabilities are translated at historical rates, monetary assets and liabilities are translated at current rates and revenue and expense items are translated at average exchange rates for the month in which they occur, except for depreciation which is translated at historical rates. Translation gains and losses are included in operating expenses.

     Stock Based Compensation. Effective January 1, 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants standard 3870 under which the fair value method of accounting for stock options granted to employees and directors is followed. This new standard was adopted retroactively without restatement of prior periods. Accordingly, compensation expense was recorded on a retroactive basis to retained earnings to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $419,101. Grants of stock options to non-employees and direct awards of stock to employees and non-employees are accounted for using the fair value method of accounting. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock.

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

     At December 31, 2006, nearly all of our non-cash assets, including our primary mining asset, the Brisas Project, were located in Venezuela. Our operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political, labor and economic developments or unrest, currency and exchange controls and import/export restrictions, government bureaucracy and corruption and uncertain legal enforcement. We have not experienced any significant adverse impact to date on our operations in Venezuela nor have we curtailed our investment activities in the country. However, one or more of the issues described herein or other factors beyond our control could adversely affect our operations and investment in Venezuela in the future.

     Management’s capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs are based on, among other things, the Company’s estimate of current mineral reserves and resources which are based on engineering and geological estimates, estimated gold and copper prices, estimated plant construction and operating costs and the procurement of all necessary regulatory permits and approvals. These estimates could change in the future and this could affect the carrying value and the ultimate recoverability of the amounts recorded as property and mineral rights and capitalized exploration and development costs. The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

52 of 80

Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A and B common shares outstanding during each year, which has been reduced by the common shares owned by Great Basin and MGC Ventures. As of December 31, 2006, 2005 and 2004, there were 1,369,074, 2,530,682 and 2,975,374 shares, respectively, available for issuance pursuant to the exercise of previously granted share options. In addition, at December 31, 2006, 2005 and 2004 there were 0, 2,680,500 and 4,680,400 shares, respectively, available for issuance upon exercise of common share purchase warrants. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

     Asset Retirement Obligations. On January 1, 2004, the Company adopted the new accounting standard for asset retirement obligations, Canadian Institute of Chartered Accountants 3110. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of this standard did not have any impact on the Company’s financial position or results of operations.

2.	Marketable Securities:
		Amortized Cost/	Quoted
		Carrying Value	Market Value

2006

Corporate debt securities		$ -	$ -
Equity securities		3,309,622	5,643,862

Total		$ 3,309,622	$ 5,643,862

2005

Corporate debt securities		$ 323,581	$ 324,000
Equity securities		2,661,653	6,774,557

Total		$ 2,985,234	$ 7,098,557

Debt securities at December 31, 2005 yielded 4%.

53 of 80

3.	Property, Plant and Equipment:
			Accumulated
		Cost	Depreciation	Net

2006

United States
Furniture and office equipment		$ 417,432	$ (291,095)	$ 126,337
Leasehold improvements		35,633	(35,633)	–

		$ 453,065	$ (326,728)	$ 126,337

Foreign

Property and mineral rights		$ 11,252,335		$ 11,252,335
Capitalized exploration costs		61,875,623		61,875,623
Buildings		381,599	$ (287,645)	93,954
Furniture and office equipment		560,981	(449,466)	111,515
Transportation equipment		529,046	(348,897)	180,149
Machinery and equipment		318,042	(314,060)	3,982

		74,917,626	(1,400,068)	73,517,558

Total		$ 75,370,691	$ (1,726,796)	$ 73,643,895

2005

United States
Furniture and office equipment		$ 339,889	$ (260,120)	$ 79,769
Leasehold improvements		35,633	(35,633)	–

		$ 375,522	$ (295,753)	$ 79,769

Foreign

Property and mineral rights		$ 11,252,335		$ 11,252,335
Capitalized exploration costs		46,381,380		46,381,380
Buildings		292,967	$ (265,517)	27,450
Furniture and office equipment		472,196	(421,916)	50,280
Transportation equipment		504,147	(283,300)	220,847
Machinery and equipment		316,552	(312,511)	4,041

		59,219,577	(1,283,244)	57,936,333

Total		$ 59,595,099	$ (1,578,997)	$ 58,016,102

54 of 80

4. KSOP Plan:

     The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. Unallocated shares are recorded as a reduction to shareholders’ equity. Allocation of common shares to participants’ accounts is at the discretion of the Company’s board of directors, subject to certain limitations. The value of the shares allocated is recorded in the statement of operations with a reduction of the KSOP debt account. The Company allocated contributions to eligible participants for the Plan years 2006, 2005 and 2004 of $272,412, $280,074 and $254,779, respectively. As of December 31, 2006, ten common shares remain unallocated to plan participants.

5. Share Option Plan:

     The Company’s Equity Incentive Plan (the “Plan”) as amended in 2006, allows for the issuance of Class A common share purchase options of up to 10% of the common shares outstanding, in addition to any options issued pursuant to predecessor plans, to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. Share option transactions for the last three years are as follows:

		2006	2005		2004

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Options outstanding at
beginning of year	3,148,844	$ 1.36	3,316,374	$ 1.39	3,204,124	$ 0.95
Options exercised	(1,823,295)	0.77	(573,030)	1.00	(373,954)	0.89
Options canceled	(54,333)	2.72	(115,000)	4.16	(19,296)	1.13
Options granted	1,391,500	4.47	520,500	3.21	505,500	3.88

Options outstanding at
end of year	2,662,716	$ 3.36	3,148,844	$ 1.36	3,316,374	$ 1.39

Options exercisable
at end of year	1,369,074	$ 2.52	2,530,682	$ 1.18	2,975,374	$ 1.13

		Price		Price		Price
		Range		Range		Range

Exercise price at end of year		$ 0.69 - $ 5.36		$ 0.57 - $ 4.14		$ 0.57 - $ 4.90
Exercise price of exercisable options		$ 0.69 - $ 4.65		$ 0.57 - $ 4.14		$ 0.57 - $ 4.14

The following table relates to stock options at December 31, 2006
					Weighted Average
		Weighted	Weighted			Exercise Price
Price	Number	Average Remaining	Average		Number	of Exercisable
Range	Outstanding	Contractual Life	Exercise Price		Exercisable	Options

$0.69 - $1.56	358,216	1.09	$1.02		358,216	$1.02
$1.89 - $1.89	467,000	3.87	$1.89		360,500	$1.89
$2.15 - $3.39	297,500	2.98	$3.01		266,900	$3.11
$3.69 - $4.02	288,000	3.86	$3.94		115,000	$3.89
$4.03 - $4.14	158,500	4.19	$4.07		33,500	$4.14
$4.19 - $4.19	413,000	4.74	$4.19		226,625	$4.19
$4.29 - $4.62	316,500	4.92	$4.57		-	-
$4.65 - $5.24	274,000	4.16	$5.00		8,333	$4.65
$5.29 - $5.29	25,000	4.93	$5.29		-	-
$5.36 - $5.36	65,000	4.93	$5.36		-	-

$0.69 - $5.36	2,662,716	3.74	$3.36		1,369,074	$2.52

55 of 80

The Company recorded additional compensation expense of $1,390,776, $863,340 and $599,423 for stock options granted during 2006, 2005 and 2004, respectively. The fair value of the options granted was calculated using the Black-Scholes model. In 2006, the model assumed a weighted average risk free interest rate of 4.63%, expected life of three years, expected volatility of 82% and a dividend yield of $nil. In 2005, the model assumed a weighted average risk free interest rate of 3.94%, expected life of three years, expected volatility of 65% and a dividend yield of $nil. In 2004, the model assumed a risk free interest rate of 3.25%, expected life of five years, expected volatility of 65% and a dividend yield of $nil.

6. Related Party Transactions:

     MGC Ventures. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of MGC Ventures. The Company owned 12,062,953 common shares of MGC Ventures at December 31, 2006 and 2005, which represented 46% and 47%, respectively of its outstanding shares. MGC Ventures owned 258,083 and 276,642 common shares of the Company at December 31, 2006 and 2005, respectively. In addition, MGC Ventures owned 280,000 common shares of Great Basin at December 31, 2006 and 2005. During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

     Great Basin. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of Great Basin. The Company owned 15,661,595 common shares of Great Basin at December 31, 2006 and 2005, which represented 46% and 47%, respectively of its outstanding shares. Great Basin owned 491,192 and 516,720 common shares of the Company at December 31, 2006 and 2005, respectively. Great Basin also owned 170,800 common shares of MGC Ventures at December 31, 2006 and 2005. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

7. Income Tax:

     No income tax benefit has been recorded for the three years ended December 31, 2006. The Company’s Venezuelan subsidiaries are not subject to Venezuelan income tax during the development stage and accordingly have not paid or accrued any income tax during the three years ended December 31, 2006. Two of the Company’s U.S. subsidiaries earned net income in 2006 and 2005 which is included in the Company’s consolidated net loss. Income tax paid by these subsidiaries in 2006 and 2005 amounted to $521,803 and $1,471, respectively. The Company has recorded a valuation allowance to reflect the estimated amount of the future tax asset which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for future tax assets may be reduced in the near term if the Company’s estimate of future taxable income changes. The components of the Canadian and U.S. future income tax assets and liabilities as of December 31, 2006 and 2005 were as follows:

	Future Tax Asset (Liability)

	2006	2005

Accounts payable and accrued expenses	$ 255,731	$ 130,976
Investment income	–	(4,080)
Property, plant and equipment	8,506,461	8,509,642

Total temporary differences	8,762,192	8,636,538
Net operating loss carry forward	11,022,034	9,400,040
Alternative minimum tax credit	19,871	19,871

Total temporary differences, operating losses
and tax credit carry forwards	19,804,097	18,056,449
Valuation allowance	(19,804,097)	(18,056,449)

Net deferred tax asset	$ –	$ –

56 of 80

7. Income Tax, continued:

At December 31, 2006, the Company had the following U.S. and Canadian tax loss carry forwards and tax credits:

	U.S.	Canadian	Expires

Regular tax net operating loss:	$ 1,650,395	$ 224,929	2007
	1,244,312	329,356	2008
	688,808	433,525	2009
	341,750	974,419	2010
	645,622		2011
	1,424,144		2012
	–	1,481,976	2014
	–	1,847,109	2015
	1,386,674		2018
	1,621,230		2019
	665,664		2020
	896,833		2021
	1,435,774		2022
	1,806,275		2023
	2,760,522		2024
	3,680,288		2025
	4,566,868	2,311,274	2026

	$ 24,815,159	$ 7,602,588

Alternative minimum tax net operating loss:	$ 1,624,454		2007
	1,218,023		2008
	660,271		2009
	304,472		2010
	618,845		2011
	1,399,529		2012

	$ 5,825,594

Alternative minimum tax credit	$ 19,871

57 of 80

8.	Geographic Segments:

		North America	South America	Consolidated

2006

Other income		$ 8,252,058	–	$ 8,252,058
Depreciation		31,814	$ 115,984	147,798
Net loss		3,110,063	3,866,682	6,976,745

Identifiable assets
Property, plant and equipment, net		$ 126,337	$ 73,517,558	$ 73,643,895
General corporate assets		28,054,737	2,917,089	30,971,826

Total identifiable assets		$ 28,181,074	$ 76,434,647	$104,615,721

2005

Other income		$ 1,402,868	–	$ 1,402,868
Depreciation		23,462	$ 69,695	93,157
Net loss		5,802,593	3,224,689	9,027,282

Identifiable assets
Property, plant and equipment, net		$ 79,769	$ 57,936,333	$ 58,016,102
General corporate assets		22,164,983	1,773,787	23,938,770

Total identifiable assets		$ 22,244,752	$ 59,710,120	$ 81,954,872

2004

Other income		$ 899,881	–	$ 899,881
Depreciation		20,723	37,456	58,179
Net loss		3,620,963	$ 1,861,666	5,482,629

Identifiable assets
Property, plant and equipment, net		$ 66,873	$ 52,468,145	$ 52,535,018
General corporate assets		32,962,146	1,108,367	34,070,513

Total identifiable assets		$ 33,029,019	$ 53,576,512	$ 86,605,531

Revenues and identifiable assets of each segment are those that are directly identified with those operations.

9. Commitments:

     The Company maintains EP & CM services contracts under which the Company is expected to pay as much as $43 million, conditioned on obtaining sufficient project financing and on-going project approvals for the Brisas Project. In general the contract is cancellable as a result of various events or reasons and upon cancellation the Company is obligated to pay contractor costs already incurred, any third party commitments, plus any de-mobilization charges that might be applicable.

     In addition, the Company has a services agreement with a group of Mandated Lenders to provide various banking services related to obtaining project financing for the Brisas Project. The agreement provides for quarterly payments to each of the four banks in the Mandated Lenders group until the financing is secured. Prior to July 1, 2007, the agreement is cancellable by the Company upon payment of a break fee of $250,000 to each of the four Mandated Lender group members. Thereafter the agreement is cancellable at anytime with no further obligation of the Company. The amount payable under the contract in 2007, if financing is not secured during 2007 and the contract is not cancelled by the Company, is $2,200,000.

     The Company leases office space under a non-cancelable operating lease. In January 2004, the lease was renewed for an additional five years commencing March 1, 2004. Rent expense under the lease during 2006, 2005 and 2004 was $118,813, $115,180 and $112,352, respectively. Future minimum annual rent payable under the lease is $121,926 in 2007, $122,424 in 2008 and $20,404 in 2009.

58 of 80

10. Shareholder Rights Plan:

     The Company instituted a shareholder rights plan (the “Rights Plan”) in 1999. Since the original approval by the Shareholders, the Rights Plan and the Rights Plan Agreement have been amended and continued from time to time. In March 2006, the shareholders approved certain amendments to the Plan including continuing the Shareholder Rights Plan until June 30, 2009. The Rights Plan is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Rights Plan is designed to give the board of director’s time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company’s outstanding shares without complying with the “permitted bid” provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time.

11. Differences Between Canadian and U.S. GAAP:

     The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in Canada, which differ in certain respects from GAAP in the United States. The effect of the principal measurement differences between U.S. and Canadian GAAP are summarized below.

Consolidated Summarized Balance Sheets

	Canadian GAAP	Change	U.S. GAAP

2006

Assets
Current assets A	$ 29,199,706	$ 2,334,240	$ 31,533,946
Mineral property costs C	61,875,623	(41,034,321)	20,841,302
Other assets	13,540,392	–	13,540,392

	$ 104,615,721	$ (38,700,081)	$ 65,915,640

Liabilities A	$ 3,643,709	$ 308,533	$ 3,952,242

Shareholders’ equity
Common shares & equity units B	167,463,742	(5,339,074)	162,124,668
Less, common shares & equity units
held by affiliates	(636,267)	–	(636,267)
Contributed surplus	–	5,171,603	5,171,603
Stock options B	3,105,169	4,075,796	7,180,965
Accumulated deficit B,C,	(68,959,761)	(44,942,646)	(113,902,407)
Accumulated other comprehensive income A	–	2,025,707	2,025,707
KSOP debt	(871)	–	(871)

	100,972,012	(39,008,614)	61,963,398
	$ 104,615,721	$ (38,700,081)	$ 65,915,640

	Canadian GAAP	Change	U.S. GAAP

2005

Assets
Current assets A	$ 22,797,616	$ 4,112,904	$ 26,910,520
Mineral property costs C	46,381,380	(41,034,321)	5,347,059
Other assets	12,775,876	–	12,775,876

	$ 81,954,872	$ (36,921,417)	$ 45,033,455

59 of 80

Liabilities	$ 2,317,106	$ –	$ 2,317,106

Shareholders’ equity
Common shares & equity units B,	140,512,063	(5,185,930)	135,326,133
Less, common shares & equity units
held by affiliates	(674,598)	–	(674,598)
Contributed surplus	–	1,489,156	1,489,156
Stock options B	1,867,537	3,922,652	5,790,189
Value assigned to warrants	–	3,682,447	3,682,447
Accumulated deficit B,C,	(61,983,016)	(44,942,646)	(106,925,662)
Accumulated other comprehensive income A	–	4,112,904	4,112,904
KSOP debt	(84,220)	–	(84,220)

	79,637,766	(36,921,417)	42,716,349
	$ 81,954,872	$ (36,921,417)	$ 45,033,455

Consolidated Summarized Statements of Operations

	2006	2005	2004

Net Loss under Canadian GAAP	$ (6,976,745)	$ (9,027,282)	$ (5,482,629)
Stock based compensation B		3,149,038	1,391,066
Mineral property costs C	–	–	(6,268,328)

Net loss under U.S. GAAP	(6,976,745)	(5,878,244)	(10,359,891)

Other comprehensive income (loss)
Unrealized gain (loss) on available-
for-sale securities: A
Holding gain (loss) arising during period	3,378,903	1,012,969	(70,147)
Reclassification adjustment for (gain)
loss included in net loss	(5,466,100)	55,957	–

Total comprehensive loss under
U.S. GAAP	$ (9,063,942)	$ (4,809,318)	$ (10,430,038)

Basic and diluted net loss per share
under U.S. GAAP	$ (0.18)	$ (0.17)	$ (0.35)

Consolidated Summarized Statements of Cash Flows

	2006	2005	2004

Cash flow used by operating activities
under Canadian GAAP	$ (11,179,770)	$ (7,729,508)	$ (3,934,015)
Mineral property costs C	–	–	(6,268,328)

Cash flow used by operating activities
under U.S. GAAP	$ (11,179,770)	$ (7,729,508)	$ (10,202,343)

Cash flow (used) provided by investing
activities under Canadian GAAP	$ (8,518,467)	$ (2,691,289)	$ (3,661,785)
Mineral property costs C	–	–	6,268,328

Cash flow (used) provided by investing
activities under U.S. GAAP	$ (8,518,467)	$ (2,691,289)	$ 2,606,543

60 of 80

A	Under U.S. GAAP, marketable securities would be divided between held-to-maturity securities and available-for-sale securities. Those securities classified as available-for-sale would be recorded at market value and the unrealized gain or loss, net of tax would be recorded as part of comprehensive income.

B	For U.S. GAAP purposes, the Company adopted SFAS 123R, “Accounting for Stock Based Compensation” effective January 1, 2006. SFAS 123R requires the use of the fair value method of accounting for stock based compensation. This standard is substantially consistent with the revised provisions of CICA 3870, which was adopted by the Company for Canadian GAAP effective January 1, 2004. For U.S.GAAP, the Company applied the modified prospective method of adoption included in SFAS 148 which requires that the company expense the fair value of all unvested and new grants on a prospective basis beginning January 1, 2006. In 2005 and 2004, for U.S. GAAP purposes, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No.25, “Accounting for Stock Issued to Employees”. Under Opinion No. 25, when the exercise price of certain stock options is amended (the “Repricing” ), these options are accounted for as variable compensation from the date of the effective Repricing. Under this method, following the repricing date, compensation expense is recognized when the quoted market value of the Company’s common shares exceeds the amended exercise price. Should the quoted market value subsequently decrease, a recovery of a portion, or all of the previously recognized compensation expense will be recognized.

C	Under Canadian GAAP, the Company capitalizes mineral property exploration and development costs after proven and probable reserves have been established. The Company also capitalizes costs on properties where it has found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. Under US GAAP, exploration and development costs incurred on properties where mineralization has not been classified as a proven and probable reserve under SEC rules are expensed as incurred. Accordingly, certain costs are capitalized for Canadian GAAP purposes but expensed under US GAAP.

Pro-forma stock based compensation

     For U.S. GAAP purposes, the Company accounted for stock-based employee compensation arrangements using the fair value method in 2006 and the intrinsic value method in 2005 and 2004. Had the fair value method of accounting been used under U.S. GAAP in 2005 and 2004, the net loss and net loss per share would have been as follows:

	2006	2005	2004

Net loss under U.S GAAP	$ (6,976,745)	$ (5,878,244)	$ (10,359,891)
Variable plan accounting adjustment
included in net loss	–	(2,285,698)	(791,643)
Stock based compensation under
the fair value method	–	(863,340)	(599,423)

Pro-forma net loss under U.S. GAAP	$ (6,976,745)	$ (9,027,282)	$ (11,750,957)

Pro-forma basic and diluted net loss
per share under U.S. GAAP	$ (0.18)	$ (0.26)	$ (0.40)

61 of 80

Development Stage Enterprise

In August of 1992, the company acquired the Brisas project. Beginning in 1993 the company decided to focus its efforts on the development of Brisas thereby meeting the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7 (FAS 7), Accounting and Reporting by Development Stage Enterprises. The following additional information is required under FAS 7

Consolidated Summarized Statements of Operations - U.S. GAAP For the period from January 1, 1993 to December 31, 2006

Other income	$ (23,187,639)
Mineral property exploration and development	39,505,080
General & administrative expense	33,992,624
Other expense	57,667,514

Deficit accumulated during the development stage
from January 1, 1993 to December 31, 2006	107,977,579

Accumulated deficit, December 31, 1992	5,924,828

Accumulated deficit, December 31, 2006	$ 113,902,407

Consolidated Summarized Statements of Cash Flows - U.S. GAAP For the period from January 1, 1993 to December 31, 2006

Cash used by operating activities	$ (84,252,852)
Cash used by investing activities	(20,951,193)
Cash provided by financing activities	128,949,881

Increase in cash and cash equivalents for the period
from January 1, 1993 to December 31, 2006	23,745,836
Cash and cash equivalents at December 31, 1992	1,628,852

Cash and cash equivalents at December 31, 2006	$ 25,374,688

Additional Shareholders’ Equity disclosure - U.S. GAAP
For the period from January 1, 1993 to December 31, 2006

				Shares					Compre-
	Common Shares and Equity Units Issued			and units	Contrib-	Value	Value	Accum-	hensive
	Issue	Common	Equity	held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

Balance, December 31, 1992		8,875,862	8,290,819	(70,944)				(5,924,828)		(50,000)
Stock issued for cash
Private placement	4.12	2,530,000	10,413,976
Exercise of options	1.34	300,000	401,000
Exercise of warrants	3.52	5,037	17,749
Stock issued for services	3.89	12,552	48,851
Net loss								(5,495,061)
Change in KSOP debt										5,000
Reduction of shareholders’
equity due to change in
subsidiaries’ minority interest			(25,050)

Balance, December 31, 1993		11,723,451	19,147,345	(70,944)				(11,419,889)		(45,000)

62 of 80

					Shares					Compre-
	Common Shares and Equity Units Issued				and units	Contrib-	Value	Value	Accum-	hensive
	Issue	Common	Equity		held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

Stock issued for cash
Private placement	9.82	2,000,000		19,630,530
Exercise of options	2.32	295,967		687,494
Exercise of warrants	6.07	2,134,250		12,962,750
Stock issued for services	5.50	6,000		33,000
Stock issued to KSOP	6.19	20,000		123,760
Stock issued for
litigation settlement	6.15	2,750,000		16,912,500
Value attributed to warrants
issued in litigation settlement				800,000
Net loss									(26,297,415)
Increase in common stock
held by affiliates					(433,332)
Effect of change in accounting
For investments										108,425
Decrease in unrealized gain on
available-for-sale securities										(29,408)
Change in KSOP debt											(103,760)
Reduction of shareholders’
equity due to change in
subsidiaries’ minority interest				(843,986)

Balance, December 31, 1994		18,929,668		69,453,393	(504,276)				(37,717,304)	79,017	(148,760)
Stock issued for cash
Exercise of options	2.74	167,835		460,162
Stock issued to KSOP	5.60	50,000		280,195
Stock issued for minority
interest in subsidiaries	7.43	1,329,185		9,882,028
Net loss									(3,847,605)
Increase in common stock
held by affiliates					(924,289)
Increase in unrealized gain on
available-for-sale securities										6,943
Change in KSOP debt											(187,949)
Reduction of shareholders’
equity due to change in
subsidiaries’ minority interest				(6,924)

Balance, December 31, 1995		20,476,688		80,068,854	(1,428,565)				(41,564,909)	85,960	(336,709)
Stock issued for cash
Exercise of options	5.37	497,623		2,673,988
Exercise of warrants	10.52	1,729,500		18,202,500
Net loss									(7,908,701)
Decrease in unrealized gain on
available-for-sale securities										(83,210)
Change in KSOP debt											150,001
Addition to shareholders’
equity due to change in
subsidiaries’ minority interest				7,436

Balance, December 31, 1996		22,703,811		100,952,778	(1,428,565)				(49,473,610)	2,750	(186,708)
Stock issued for cash
Exercise of options	5.75	124,649		716,716
Stock issued to KSOP	5.02	89,683		450,000

63 of 80

					Shares					Compre-
	Common Shares and Equity Units Issued				and units	Contrib-	Value	Value	Accum-	hensive
	Issue	Common	Equity		held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

Net loss									(10,918,111)
Increase in unrealized gain on
available-for-sale securities										8,250
Change in KSOP debt											(436,152)

Balance, December 31, 1997		22,918,143		102,119,494	(1,428,565)				(60,391,721)	11,000	(622,860)
Stock issued for cash
Exercise of options	1.90	223,624		425,883
Stock issued to KSOP	3.00	50,000		150,000
Net loss									(5,147,658)
Change in shares held
by affiliates				(1,034,323)	1,025,234
Decrease in unrealized gain (loss)
on available-for-sale securities										(22,625)
Change in KSOP debt											208,089

Balance, December 31, 1998		23,191,767		101,661,054	(403,331)				(65,539,379)	(11,625) (414,771)
Stock issued for cash
Exercise of options	1.19	12,500		14,899
Stock issued for services	0.84	70,000		58,760
Stock issued to KSOP	1.13	300,000		337,500
Stock retired	3.02	(1,629)		(4,915)
Net loss									(4,499,321)
Net common shares exchanged
for equity units		(1,584,966)	1,584,966
Decrease in unrealized loss on
available-for-sale securities										(328,618)
Change in KSOP debt											230,352

Balance, December 31, 1999		21,987,672	1,584,966	102,067,298	(403,331)				(70,038,700)	(340,243) (184,419)
Stock issued for services	0.55	70,000		38,688
Net loss									(2,807,648)
Equity units exchanged
for common shares		138,570	(138,570)
Increase in unrealized gain on
available-for-sale securities										437,875
Change in KSOP debt											99,310

Balance, December 31, 2000		22,196,242	1,446,396	102,105,986	(403,331)				(72,846,348)	97,632	(85,109)
Stock issued for cash
Exercise of options	0.78	5,500		4,285
Stock issued for services	0.75	20,000		15,000
Stock issued to KSOP	0.47	300,000		140,640
Net loss									(2,258,191)
Change in common stock
held by affiliates					(271,267)
Equity units exchanged
for common shares		133,380	(133,380)
Increase in unrealized gain on
available-for-sale securities										62,368
Change in KSOP debt											1,322

Balance, December 31, 2001		22,655,122	1,313,016	102,265,911	(674,598)				(75,104,539)	160,000	(83,787)
Stock issued for cash
Exercise of options	0.72	18,000		12,960

64 of 80

					Shares					Compre-
	Common Shares and Equity Units Issued				and units	Contrib-	Value	Value	Accum-	hensive
	Issue	Common	Equity		held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

Stock issued for services	0.85	100,000		85,200
Stock issued to KSOP	0.67	200,000		134,000
Variable plan accounting
for options							1,162,804
Net loss									(4,170,926)
Equity units exchanged
for common shares		23,036	(23,036)
Decrease in unrealized gain on
available-for-sale securities										(118,816)
Change in KSOP debt											19,003

Balance, December 31, 2002		22,996,158	1,289,980	102,498,071	(674,598)		1,162,804		(79,275,465)	41,184	(64,784)
Stock issued for cash
Private placement	1.96	4,042,000		7,888,508
Exercise of options	0.74	400,000		294,605
Stock issued for services	5.06	60,000		303,600
Stock issued to KSOP	1.28	200,000		256,000
Value assigned to
warrants issued								1,730,641
Variable plan accounting
for options							7,704,726
Net loss									(11,412,062)
Equity units exchanged
for common shares		52,100	(52,100)
Increase in unrealized gain on
available-for-sale securities										3,072,941
Change in KSOP debt											(39,568)

Balance, December 31, 2003		27,750,258	1,237,880	111,240,784	(674,598)		8,867,530	1,730,641	(90,687,527)	3,114,125	(104,352)
Stock issued for cash
Private placement	3.61	5,361,000		19,337,034
Exercise of warrants	4.28	21,100		90,211
Exercise of options	0.89	373,954		333,310
Stock issued for services	4.13	54,000		223,012
Stock issued to KSOP	3.41	75,000		255,750
Value assigned to
warrants issued								3,682,447
Variable plan accounting
for options							(791,643)
Assigned value of
exercised warrants				18,069				(18,069)
Net loss									(10,359,891)
Equity units exchanged
for common shares		80,483	(80,483)
Decrease in unrealized gain on
available-for-sale securities										(70,147)
Change in KSOP debt											(971)

Balance, December 31, 2004		33,715,795	1,157,397	131,498,170	(674,598)		8,075,887	5,395,019	(101,047,418)	3,043,978	(105,323)
Stock issued for cash
Exercise of warrants	4.33	260,900		1,129,905
Exercise of underwriter
compensation options	3.00	202,100		605,468
Exercise of underwriter

65 of 80

					Shares					Compre-
	Common Shares and Equity Units Issued				and units	Contrib-	Value	Value	Accum-	hensive
	Issue	Common	Equity		held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

compensation warrants	4.32	70,735		305,645
Exercise of options	1.00	573,030		571,326
Stock issued for services	2.92	251,350		733,232
Stock issued to KSOP	3.45	75,000		258,971
Net loss									(5,878,244)
Variable plan accounting
for options							(2,285,698)
Assigned value of
exercised warrants				223,416				(223,416)
Assigned value of
expired warrants						1,489,156		(1,489,156)
Equity units exchanged
for common shares		47,377	(47,377)
Increase in unrealized gain on
available-for-sale securities										1,068,926
Change in KSOP debt											21,103

Balance, December 31, 2005		35,196,287	1,110,020	135,326,133	(674,598)	1,489,156	5,790,189	3,682,447	(106,925,662)	4,112,904	(84,220)
Stock issued for cash
Public offering	7.37	3,335,000		24,574,077
Exercise of options	0.64	1,761,109		1,128,596
Stock issued for services	4.56	163,875		747,075
Stock issued to KSOP	1.89	100,000		189,063
Net loss									(6,976,745)
Decrease in shares held
by affiliates				159,724	38,331
Fair value of options							1,390,776
Assigned value of
expired warrants						3,682,447		(3,682,447)
Equity units exchanged
for common shares		24,921	(24,921)
Decrease in unrealized gain on
available-for-sale securities										(2,087,197)
Change in KSOP debt											83,349

Balance, December 31, 2006		40,581,192	1,085,099	162,124,668	(636,267)	5,171,603	7,180,965	-	(113,902,407)	2,025,707	(871)

12. Common Shares

     In May 2006, the Company closed a public offering of 3,335,000 Class A common shares of the Company, representing aggregate net proceeds to the Company of approximately US $24.6 million. In 2006, in addition to the shares issued in the public offering, 1,761,109 shares were issued upon exercise of stock options, 100,000 shares were issued to the KSOP and 163,875 shares were issued as compensation. On November 4, 2006 the company amended the terms of 2,680,500 Class A common share purchase warrants which had been set to expire on November 6, 2006. The amendments, which are subject to shareholder approval, increased the exercise price of the warrants from Canadian $6.50 to Canadian $6.55 and extended the expiry date of the warrants to July 31, 2007. The warrants are not exercisable from November 6, 2006 (the original expiration date) until the date and time shareholders of the Company authorize the amendments to the warrants. Should the approval of shareholders of the Company not be obtained, the proposed amendments to the warrants will not be effective.

     During 2005, 573,030 shares were issued upon exercise of stock options, 533,735 shares were issued upon exercise of warrants, 251,350 shares were issued for compensation and 75,000 shares were issued to the KSOP plan

66 of 80

     In 2004, the Company completed an offering of 5,361,000 Units at Canadian $5.60 per Unit. Each Unit consists of one Class A common share and one half Class A common share purchase warrant. Each whole Class A common share purchase warrant entitles its holder to acquire one Class A common share at a price of Canadian $6.50 for a period of 24 months following the closing date of the Offering. The net proceeds of the offering amounted to approximately Canadian $30 million (U.S. $25 million). In addition to the 5,361,000 shares from the financing, 373,954 shares were issued upon exercise of stock options, 75,000 shares were issued to the KSOP plan, 54,000 shares were issued as compensation and 21,100 shares were issued upon exercise of warrants.

13. New standards

     Deferred Stripping Costs. In October 2005, the CICA Emerging Issues Committee (EIC) issued for comment a draft abstract, EIC D56 “Accounting for Deferred Stripping Costs in the Mining Industry”. If adopted, this EIC would require stripping costs to be accounted for as variable production costs to be included in inventory unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. A betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a units-of-production basis over the proven and probable reserves to which they relate. As at December 31, 2006 the company had no deferred stripping costs.

     Derivative Instruments. In April 2005, the Canadian Accounting Standards Board issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA Handbook. These new standards will affect the company’s Canadian GAAP interim and annual financial statements beginning in the first quarter of 2007. The most significant new standards are as follows:

     Financial Instruments – Recognition and Measurement, Section 3855. This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented. Management is currently finalizing its evaluation of the impact of this standard on the Company’s Canadian GAAP financial statements.

     Hedges, Section 3865. This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. The adoption of this standard is not expected to impact the company.

     Comprehensive Income, Section 1530. This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under US GAAP, is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

     Uncertain Tax Positions. In June 2006, FASB issued Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109, FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. Management is required to adopt this statement effective January 1, 2007 and is currently assessing the impact on the Company’s financial statements.

     Fair Value. In September 2006, FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures. The standard does not require any new fair value measurements. This standard is effective for fiscal years beginning after November 15, 2007. Management is currently assessing the impact on the Company’s financial statements.

67 of 80

14. Subsequent Event

     The Venezuelan Ministry of Environment (MINAMB) has recently approved the Brisas Environmental and Social Impact Study for the Exploitation and Processing of Gold and Copper Ore (ESIA). As a result of the approval, on March 27, 2007 MINAMB issued the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project.

Exhibit 99.3 – Management’s Discussion and Analysis

OVERVIEW

     The following discussion of the Company's financial position as of December 31, 2006 and results of operations for the year ended December 31, 2006 is to be read in conjunction with the Company's audited consolidated financial statements and related notes. The Company has no commercial production at this time and, as a result, the Company’s results of operations are a product of operating expenses, primarily related to the development of the Brisas Project, net of investment income.

     We prepare our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in Canada. These financial statements together with the following management's discussion and analysis, dated March 29, 2007, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the Company's potential. Additional information on the Company can be found at www.sedar.com, www.sec.gov or the Company’s web-site www.goldreserveinc.com.

     The Company is engaged in the business of exploration and development of mining projects and continues to focus the majority of its management and financial resources on its most significant asset, the Brisas Project, and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela. The Company has no commercial production at this time. The Company has historically financed its operations through the sale of common stock and other equity securities. Management expects the Brisas Project, if constructed, to be similarly financed along with project and corporate debt financing.

     Venezuela has, at times, experienced high levels of inflation, political and civil unrest, bureaucratic delays and changes in and proposed changes in regulatory regimens during the last several years. Despite these matters, the Company has not curtailed its investment activities in the country. However, our operations and investments in Venezuela could be adversely affected by bureaucratic delays, political events and changes in legal, tax and regulatory regimes in the future. We are dependent on the Venezuelan regulatory authorities issuing the Company the required operational and land use permits or authorizations before we may complete construction on, and operate, the Brisas Project. Obtaining the required approvals is necessary for the Company to obtain suitable financing for the Brisas Project.

     To our knowledge, all of our properties are in compliance in all material respects with the appropriate regulations and requirements of the mining law and our agreements. Our various social, cultural and environmental programs in the immediate and surrounding areas near Brisas are consistent with the government's social agenda including the framework of Mission Piar, one of President Chavez's social initiatives which includes the local small miners and encompasses technical assistance and training to explore and minimize the impact to the environment as well as their integration into the formal economy. We believe we enjoy a good working relationship with the MIBAM, MINAMB and in general the Venezuelan Government and are committed to the economic and social development of the Brisas Project in a mutually beneficial manner with the communities located near the project, the people in Bolivar State, and the Bolivarian Republic of Venezuela.

68 of 80

     The Company originally completed a Bankable Feasibility Study with respect to the construction and operation of the Brisas Project in 2005. Since then, management has continued to update the inputs and assumptions contained therein. Most recently, in November 2006, Pincock, Allen & Holt ("PAH") updated the mineral resource and reserve estimate and prepared a new Canadian Securities Act ("CSA") National Instrument 43-101 report for the Brisas Project. Previously, in April 2006, the Company updated its estimate of initial capital costs for the Brisas Project, which now totals approximately US$638 million (exclusive of costs incurred to date) compared to the capital cost estimate of $552 million contained in the January 2005 Feasibility Study.

     The Brisas Project operating plan assumes a large open pit mine containing proven and probable reserves of approximately 10.4 million ounces of gold and 1.3 billion pounds of copper in 485 million tonnes of ore grading 0.67 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.04 per tonne for hard rock and $3.24 per tonne for saprolite. Mineral reserves were estimated within a final pit design based on updated economic parameters, $400 per ounce of gold and $1.15 per pound of copper. The study anticipates that the Brisas Project, at full production levels, utilizing conventional truck and shovel mining methods and processing ore at 70,000 tonnes per day, would yield an average annual production of 456,000 ounces of gold and 60 million pounds of copper over an estimated mine life of approximately 18.5 years.

     SNC-Lavalin Engineers & Constructors, Inc. (SNC Lavalin) of Toronto and its international affiliate were selected to undertake Engineering and Procurement (EP) and Construction Management (CM) services for the Brisas Project gold/copper project. SNC Lavalin's scope of work under the EP and CM contracts includes providing engineering services related to, and management of, the construction of a 70,000 metric tonne per day hard rock ore copper concentrator and related systems, a tailings dam, the initial pit dewatering wells and support facilities including mobile equipment shop, administration building, communications and IT services, laboratory, maintenance facilities, warehouse and employee and construction man camp. Pursuant to the EP and CM contracts, SNC Lavalin is to also provide all services and supplies necessary for commissioning and start-up of the project, manage the health, safety and environmental plans and assure its services and those of the trade contractors, comply with commitments contained in the ESIA and local permit requirements. The cost of SNC Lavalin’s EP and CM services is expected to be approximately $43 million over the construction period. Procurement and construction activities are expected to commence after the Company obtains sufficient financing.

SUMMARY OF QUARTERLY RESULTS

Quarter ended	12/31/06	9/30/06	6/30/06	3/31/06	12/31/05	9/30/05	6/30/05	3/31/05

Other Income	$1,417,955	$1,119,412	$888,611	$4,826,080	$429,656	$395,410	$392,064	$185,738
Net (loss) income
before tax	(4,873,662)	(2,317,115)	(1,610,458)	2,346,293	(3,343,377)	(1,755,640)	(1,803,271)	(2,123,523)
Per share	(0.13)	(0.06)	(0.04)	0.07	(0.10)	(0.05)	(0.05)	(0.06)
Fully diluted	(0.13)	(0.06)	(0.04)	0.07	(0.10)	(0.05)	(0.05)	(0.06)
Net (loss) income	(5,057,977)	(2,501,572)	(1,716,975)	2,299,779	(3,344,848)	(1,755,640)	(1,803,271)	(2,123,523)
Per share	(0.13)	(0.06)	(0.05)	0.06	(0.10)	(0.05)	(0.05)	(0.06)
Fully diluted	(0.13)	(0.06)	(0.05)	0.06	(0.10)	(0.05)	(0.05)	(0.06)

     The net losses during the last eight quarters are a result of the Company’s efforts to complete the development of the Brisas Project. The Company incurred costs related to the employment of additional management, the engagement of technical and professional consultants and the acquisition of equity and debt financing in the attempt to position the Company to begin the construction of the Brisas Project. The net income recorded in the quarter ended 03/31/06 was a function of one-time gains from the sale of investments. The net loss recorded for the quarter ended 12/31/06 compared to the previous quarters was primarily due to the impact of a foreign currency loss as well as increases in compensation and related expenses.

69 of 80

RESULTS OF OPERATIONS

     2006 Compared To 2005. The consolidated net loss for the year ended December 31, 2006 was $6,976,745 or $0.18 per share, a decrease of approximately $2,051,000 from the prior year. Other income for 2006 amounted to $8,252,058, which is an increase of approximately $6,849,000 from the previous year. Other income increased primarily as a result of a one-time gain on sales of marketable securities. Operating expenses for the year amounted to $14,707,000, which is an increase from the prior year of approximately $4,278,000. The increase in operating expenses is attributable to the addition of technical staff, engagement of consultants and overall increases in costs related to corporate management activities, investor relations and financing efforts associated with the development and construction of the Brisas Project as well as foreign currency loss attributable to the decrease in the value of the Canadian dollar compared to the US dollar. The non-cash impact of accounting for stock-based compensation also contributed to the increase.

     2005 Compared To 2004. The consolidated net loss for the year ended December 31, 2005 was $9,027,282 or $0.26 per share, an increase of approximately $3,545,000 from the prior year. Other income for 2005 amounted to $1,402,868, which is an increase of approximately $503,000 from the previous year. Other income increased as a result of increased gains on sales of marketable securities and interest on invested cash. Operating expenses for the year amounted to $10,428,679, which is an increase from the prior year of approximately $4,046,000. The increase in operating expenses is directly related to the overall increases in costs related to corporate management activities, investor relations and financing efforts associated with the development and construction of the Brisas Project. The non-cash impact of accounting for stock-based compensation also contributed to the increase.

LIQUIDITY AND CAPITAL RESOURCES

     Investing. Since acquiring the Brisas Project in 1992, the Company has expended over $100 million on the property (costs capitalized and costs expensed in the period incurred). These costs include property and mineral rights, capitalized exploration costs, equipment expenditures, on-going property management and litigation settlement costs that were expensed in 1994. Amounts recorded as property, plant and equipment (capitalized exploration costs) include costs associated with the Brisas Project, including personnel and related administrative expenditures incurred in Venezuela, drilling, preliminary and bankable feasibility and related costs, capitalized interest expense and support costs related to the Brisas Project.

     With the completion of the Feasibility Study in early 2005 and the engagement of SNC Lavalin, our efforts continue to be focused primarily on identifying suitable funding sources, completion of detailed project engineering, development and implementation of project related contracts such as port facilities, concentrate sales contracts, electricity and fuel supply contracts, and a number of other authorizations, approvals and applications related to the construction and operation of the Brisas Project.

     The Venezuelan Ministry of Environment (MINAMB) has recently approved the Brisas Environmental and Social Impact Study for the Exploitation and Processing of Gold and Copper Ore (ESIA). As a result of the approval, on March 27, 2007 MINAMB issued the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project. The Company expects to proceed with construction activities immediately. These activities are expected to include mobilization of EPCM contractor, pit and site dewatering, construction of man-camp and office complex, clearing and earthworks for mill site, tailings management facility, dam wall and tailings pipeline corridor, construction of sedimentation ponds, power-line corridor, conveyor belt and service road corridor, rock quarry, sanitary fill and all other related mine site preparation works. In addition, the Company plans to construct a new access road to prevent heavy traffic from impacting nearby communities as well as a complete road network to connect all project infrastructures. The time line for these activities is estimated to be approximately 14-16 months and currently estimated to cost as much as $100 million. In the near term the timing of the activities described above is subject to obtaining adequate funding.

70 of 80

     Overall capital expenditures required to put the Brisas Project into production as presently proposed by the Company are estimated to be approximately $638 million over a 30 month construction period, with commissioning and achievement of commercial production shortly thereafter. As a result of the passage of time and changes in the cost of various mine equipment and components of the milling facility, management expects the capital cost to increase prior to the placement of firm orders. Management currently estimates that capital costs could increase as much as 10% from the current estimates, however actual costs will not be known until firm equipment orders are placed with suppliers. Completion of the Brisas Project is dependent upon obtaining sufficient financing and the ongoing receipt of permits and authorizations.

      Over 2,000 personnel will be needed for the construction of the project and operating employment will peak at over 900 personnel. Value added taxes and import duties which could total as much as $50 million are excluded from the initial capital estimates. Tax exonerations or tax payment holidays are currently available for various taxes including value added taxes (“VAT”) and import duty tax on the initial capital costs. Management is in the process of preparing the applications for all available exonerations and expects to obtain available exonerations prior to the construction of the project. As a result, the cost of such taxes and import duties are not included in the initial costs of the project. However, there can be no assurances that such exonerations will be obtained the result of which would likely be to increase capital and operating costs. Commencement of the construction of the Brisas Project is primarily dependent upon obtaining sufficient financing.

     Investing activities in 2006 primarily consisted of capitalized costs related to the continued development of the Brisas Project, which totaled approximately $15.1 million and the purchase and sale of marketable securities, which on a net basis, resulted in net sale proceeds of approximately $6.8 million. Investing activities in 2005 primarily consisted of Brisas Project capitalized costs of approximately $5.6 million and the purchase and sale of marketable securities, which on a net basis, resulted in net sale proceeds of approximately $3.1 million.

     Financing. Concurrent with SNC Lavalin's activities, project financing continues to be management’s primary focus. Significant work has been completed by the Company and its advisors in the evaluation and design of the project financing. In November 2006 the Company appointed Corporacion Andina de Fomento (CAF), Export Development Canada (EDC), UniCredit Group (HVB) and WestLB AG (WestLB) of Germany as Mandated Lead Arrangers (MLAs) to arrange up to US$425 million of project debt for the Brisas Project. The Company has also commenced discussions with several investment banks for the equity portion of the project finance requirements and related services which would be contingent upon the project debt being arranged. Any future funding is, among other things, contingent on the on-going receipt of permits or authorizations for the Brisas Project, subject to satisfactory due diligence findings, market conditions, final credit committee approval and other conditions precedent.

     Project finance activities have included technical and legal due diligence, site visits, and input into areas such as the sale, marketing and smelting of the planned gold and gold-copper concentrate, structure of the EPCM arrangements with SNC Lavalin, preparation and review of a data room to support the due diligence process of the banks, and the independent due diligence by lenders’ representatives, environmental requirements to international standards and the preparation of the International Environmental Impact Statement. Financial models and information memoranda have also been prepared which form the basis of the financial assessment of the project.

     As of March 29, 2007, the Company held approximately $23 million in cash and investments. We are seeking to raise significant additional funding in order to fund the construction of the Brisas Project. In the near-term, management believes that cash and investment balances are sufficient to enable the Company to fund its pre-construction activities into 2008 (excluding substantial Brisas Project construction activities).

     These activities are expected to consist of continued project engineering, development and implementation of project related contracts such as engineering, procurement and construction management, port facilities, concentrate sales contracts, electricity and fuel supply contracts, and a number of other authorizations, approvals and applications related to the construction and operation of the Brisas Project.

71 of 80

     The timing and extent of additional funding, or project financing, if any, depends on a number of important factors, including, but not limited to, the actual timetable of our 2007-2008 work plan, our assessment of the financial markets, the political and economic conditions in Venezuela, our share price and the price of gold and copper. Management provides no assurances that it will be able to obtain the substantial additional financing that will be needed to construct the Brisas Project, and the Company currently has no definitive proposals or firm commitments to proceed with such financing. Failure to raise the required funds will mean the Company is unable to construct and operate the Brisas Project, which would have a material adverse effect on the Company.

     In May 2006, the Company closed a public offering of 3,335,000 Class A common shares of the Company, representing aggregate net proceeds to the Company of approximately US $24.6 million. Proceeds from the public offering have been used to fund the ongoing development of the Brisas Project, the Company’s initial obligations to its EP and CM contractor and the exploration of the Choco 5 property. In 2006, in addition to the shares issued in the public offering, 1,761,109 shares were issued upon exercise of stock options with net proceeds of approximately $1.1 million, 100,000 shares were issued to the KSOP and 163,875 shares were issued as compensation.

     In November 2006 the Company amended the terms of 2,680,500 Class A common share purchase warrants which had been set to expire on November 6, 2006. The amendments, which are subject to shareholder approval, increased the exercise price of the warrants from Canadian $6.50 to Canadian $6.55 and extended the expiry date of the warrants to July 31, 2007. The warrants are not exercisable from November 6, 2006 (the original expiration date) until the date and time shareholders of the Company authorize the amendments to the warrants. Should the approval of shareholders of the Company not be obtained, the proposed amendments to the warrants will not be effective.

     During 2005, 573,030 shares were issued upon exercise of stock options for net proceeds of approximately $.571 million, 533,735 shares were issued upon exercise of warrants for net proceeds of approximately $2 million, 251,350 shares were issued for compensation and 75,000 shares were issued to the KSOP plan.

     Operations. Cash flow used by operations for 2006 was approximately $11.2 million, which was an increase over 2005 of approximately $3.5 million. The increase from 2005 was primarily as was the case in the previous year due to overall increases in expenditures as a result of the increased activity associated with the development of the Brisas Project and financing activities.

CONTRACTUAL OBLIGATIONS

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2006:

1The amounts shown above are conditioned on obtaining sufficient project financing and on-going project approvals for the Brisas Project. The Company maintains EP & CM services contracts under which the Company is expected to pay as much as $43 million. In general the contract is cancellable as a result of various events or reasons and upon cancellation the Company is obligated to pay contractor costs already incurred, any third party commitments, plus any de-mobilization charges that might be applicable.

72 of 80

2The Company has a services agreement with a group of Mandated Lenders to provide various banking services related to obtaining project financing for the Brisas Project. The agreement provides for quarterly payments to each of the four banks in the Mandated Lenders group until the financing is secured. The amount shown above represents the amount payable under the contract if financing is not secured during 2007 and the contract is not cancelled by the Company. Prior to July 1, 2007, the agreement is cancellable by the Company upon payment of a break fee of $250,000 to each of the four Mandated Lender group members. Thereafter the agreement is cancellable at anytime with no further obligation of the Company.

3The Company leases office space under a non-cancelable operating lease which expires March 1, 2009. Future minimum annual rent payable under the lease is $121,926 in 2007, $122,424 in 2008 and $20,404 in 2009.

OFF-BALANCE SHEET ARRANGEMENTS

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

TRANSACTIONS WITH RELATED PARTIES

     MGC Ventures. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of MGC Ventures. The Company owned 12,062,953 common shares of MGC Ventures at December 31, 2006 and 2005, which represented 46% and 47%, respectively of its outstanding shares. MGC Ventures owned 258,083 and 276,642 common shares of the Company at December 31, 2006 and 2005, respectively. In addition, MGC Ventures owned 280,000 common shares of Great Basin at December 31, 2006 and 2005. During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

     Great Basin. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of Great Basin. The Company owned 15,661,595 common shares of Great Basin at December 31, 2006 and 2005, which represented 46% and 47%, respectively of its outstanding shares. Great Basin owned 491,192 and 516,720 common shares of the Company at December 31, 2006 and 2005, respectively. Great Basin also owned 170,800 common shares of MGC Ventures at December 31, 2006 and 2005. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

CRITICAL ACCOUNTING ESTIMATES

     Management’s capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs are based on, among other things, the Company’s estimate of current mineral reserves and resources which are based on engineering and geological estimates, estimated gold and copper prices, estimated plant construction and operating costs and the procurement of all necessary regulatory permits or authorizations and approvals. These estimates could change in the future and this could affect the carrying value and the ultimate recoverability of the amounts recorded as property and mineral rights and capitalized exploration and development costs. The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

73 of 80

Exhibit 99.4 – Certification of Gold Reserve Inc. Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Rockne J. Timm, certify that:

1.	I have reviewed this Annual Report on Form 40-F of Gold Reserve Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

	(c)	Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.	The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 29, 2007

s/ Rockne J Timm Rockne J. Timm, Chief Executive Officer

74 of 80

Exhibit 99.5 – Certification of Gold Reserve Inc. Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Robert A. McGuinness, certify that:

1.	I have reviewed this Annual Report on Form 40-F of Gold Reserve Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

	(c)	Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.	The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 29, 2007	s/ Robert A. McGuinness

Robert A. McGuinness,
Vice President-Finance & CFO

75 of 80

Exhibit 99.6 – Certification of Gold Reserve Inc. Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Gold Reserve Inc. on Form 40-F for the year ending December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof, I, Rockne J. Timm, Chief Executive Officer of Gold Reserve Inc., certify to my knowledge, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Annual Report on 40-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Annual Report on Form 40-F fairly presents, in all material respects, the financial condition and result of operations of Gold Reserve Inc.

s/ Rockne J. Timm Rockne J. Timm Chief Executive Officer March 29, 2007

76 of 80

Exhibit 99.7 – Certification of Gold Reserve Inc. Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Gold Reserve Inc. on Form 40-F for the year ending December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof, I, Robert A. McGuinness, Vice President-Finance & CFO of Gold Reserve Inc., certify to my knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Annual Report on 40-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Annual Report on Form 40-F fairly presents, in all material respects, the financial condition and result of operations of Gold Reserve Inc.

s/ Robert A. McGuinness Robert A. McGuinness Vice President-Finance & CFO March 29, 2007

77 of 80

Exhibit 99.8 – Consent of Independent Accountants

We hereby consent to the inclusion in this Annual Report on Form 40-F of Gold Reserve Inc. and to the incorporation by reference in the Registration Statements (Form S-8 No 333-139463, Form S-8 No 333-136423 and Form F-10 No. 333-133746) of Gold Reserve Inc. of our report dated March 28, 2007, relating to the consolidated financial statements of Gold Reserve Inc., which appears in Gold Reserve Inc.’s Annual Report on Form 40-F for the year ended December 31, 2006.

s/	PRICEWATERHOUSECOOPERS, LLP
Chartered Accountants
Vancouver, British Columbia

March 28, 2007

78 of 80

Exhibit 99.9 – Consent of Pincock, Allen & Holt

Pincock, Allen & Holt hereby consent to the reference to this firm in the Annual Report on Form 40-F of Gold Reserve Inc. filed with the Securities and Exchange Commission on or about March 27, 2007. We also consent to the incorporation by reference in the Registration Statements (Form S-8 No 333-139463 and Form S-8 No 333-136423 of Gold Reserve Inc., of the reference to this firm, which appears in this Annual Report on Form 40-F. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

s/	PINCOCK, ALLEN & HOLT, INC.
MARCH 26, 2007

79 of 80

Exhibit 99.10 – Consent of Marston & Marston, Inc.

Marston & Marston, Inc. does hereby consent to the reference to this firm in the Annual Report on Form 40-F of Gold Reserve Inc. filed with the Securities and Exchange Commission on or about March 27, 2007. We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-127336 and File No. 333-127337) of Gold Reserve Inc. of the reference to this firm, which appears in this Form 40-F. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

s/	MARSTON & MARSTON, INC.
MARCH 26, 2007

80 of 80