Form 40-F
period 2007-12-31
GOLD RESERVE INC
filed 2008-03-31
CIK 1072725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007		Commission File Number: 001-31819

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
Class A common shares, no par value per share
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:
☒Annual Information Form	☒Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Class A common shares, no par value per share: 54,810,934
Equity Units, no par value per share: 585,824
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule. ☐ Yes 82-____ ☒No
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒Yes ☐No

1 of 92

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

CAUTIONARY NOTE REGARDING DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. Accordingly, the audited consolidated financial statements of the Company included herein may not be comparable to financial statements of U.S. companies. Significant differences between Canadian GAAP and U.S. GAAP are described in Note 17 of the audited consolidated financial statements of the Company.

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

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council. These definitions differ from the definitions in the U.S. Securities & Exchange Commission (“SEC”) Industry Guide 7 under the Securities Act. The definitions of “proven” and “probable” reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. We believe we have proven and probable reserves pursuant to Industry Guide 7.

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

2 of 92

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; operational, regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); corruption and uncertain legal enforcement; requests for improper payments; civil unrest, military actions and crime; the ability to obtain or maintain the necessary permits or additional funding for the development of Brisas; in the event any key findings or assumptions previously determined by the Company or the Company’s consultants in conjunction with the feasibility study concerning Brisas prepared in 2005 (as updated or modified from time to time) significantly differ or change as a result of actual results in the Company’s expected construction and production at Brisas (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; currency controls and exchange rates; changes in proposed development plans (including technology used); the Company’s dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

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

The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends that do not relate to historical matters, identify forward-looking statements. Any such forward- looking statements are not intended to give any assurances as to future results. Due to risks and uncertainties, including risks and uncertainties identified in the documents incorporated herein, actual results may differ materially from current expectations.

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

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2007 is included herein as Exhibit 99.1.

     AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the fiscal year ended December 31, 2007, including the report of the auditors with respect thereto, is included herein as Exhibit 99.2.

Management’s Discussion and Analysis

Management’s discussion and analysis, for the fiscal year ended December 31, 2007 is included herein as Exhibit 99.3.

3 of 92

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by the Company’s independent auditors, PricewaterhouseCoopers LLP, a registered public accounting firm, as stated in their audit report, which is dated March 27, 2008 and included in Exhibit 99.2

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15d-15(f) under the Exchange Act).

4 of 92

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

Audit Committee Financial Expert

Mr. Mikkelsen is a Certified Public Accountant (“CPA”) and shareholder in McDirmid, Mikkelsen, Secrest PS, a large local CPA practice. Mr. McChesney is a past and present financial executive for a number of companies. Mr. Potvin is President and CEO of Tiomin Resources, Inc., a resources company based in Toronto, Canada, has an MBA-Finance degree and was an investment analyst at Burns Fry Ltd for 13 years. The Board has determined that Mr. Mikkelsen shall serve as the “audit committee financial expert,” as defined under Item 8(a) of General Instruction B to Form 40-F, although the Board believes that all members of the Audit Committee have sufficient knowledge and experience to satisfy the “financial sophistication” requirement of AMEX and to serve as the Audit Committee’s “audit committee financial expert.” The SEC has indicated that the designation of Mr. Mikkelsen as an audit committee financial expert does not make Mr. Mikkelsen an “expert” for any purpose, impose any duties, obligations or liabilities on Mr. Mikkelsen that are greater than those imposed on members of the Audit Committee and Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate Audit Fees billed for professional services rendered by PricewaterhouseCoopers LLP (“PwC”) for the audit of our annual financial statements or services that are normally provided by PwC in connection therewith for 2007 and 2006 were CAD $236,235 and CAD $68,892, respectively.

Audit-Related Fees

The aggregate Audit-Related Fees for professional services rendered by PwC for services connected with our quarterly reports and securities filing documents for 2007 and 2006 were CAD $130,200 and CAD $92,192, respectively.

5 of 92

Tax Fees

The aggregate Tax Fees for professional services rendered by PwC for tax planning, compliance and return preparation services for 2007 and 2006 were CAD $14,305 and CAD $137,917, respectively.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, and expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2007:

		Payments due by Period

		Less than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

Convertible notes[1]	$186,041,250	$ 5,692,500	$11,385,000	$11,385,000	$157,578,750
Equipment contracts[2]	92,249,714	53,547,646	38,702,068
Mandated Lender Group[3]	320,000	320,000
Operating Lease[4]	146,808	125,741	21,067

Total	$278,757,772	$59,685,887	$50,108,135	$11,385,000	$157,578,750

[1]	In May 2007, the Company issued $103,500,000 aggregate principal amount of its 5.50% Senior subordinated convertible notes. The notes pay interest semi-annually and are due on June 15, 2022. Subject to certain conditions, the notes may be converted into Class A common shares of the Company, redeemed or repurchased. The amounts shown above include the interest and principal payments due unless the notes are converted, redeemed or repurchased prior to their due date.

[2]	The Company has placed orders totaling $121 million for the fabrication of processing equipment, Caterpillar equipment and other mining equipment and related engineering. As of December 31, 2007 the Company has made payments on these contracts of $29.1 million.

[3]	The Company has a services agreement with a group of Mandated Lenders to provide various banking services related to obtaining project financing for Brisas. The agreement provides for quarterly payments to each of the four banks in the Mandated Lenders group until the financing is secured. The amount shown above represents the amount payable under the contract if financing is not secured during 2008 and the contract is not cancelled by the Company. The agreement is cancelable at anytime with no further obligation of the Company.

[4]	The Company leases office space under a non-cancelable operating lease which expires March 1, 2009.

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

6 of 92

Consent to Service of Process

The Company previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process on May 7, 2007 with respect to the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD RESERVE INC. By: s/ Robert A. McGuinness Robert A. McGuinness, its Vice President of Finance, Chief Financial Officer, and its Principal Financial and Accounting Officer March 28, 2008

7 of 92

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

8 of 92

Exhibit 99.1 – Annual Information Form

GOLD RESERVE INC.

ANNUAL INFORMATION FORM

For The Year Ended December 31, 2007

As filed on March 31, 2008

9 of 92

10 of 92

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

     The Company is engaged in the business of exploration and development of mining projects and continues to focus the majority of its management and financial resources on its most significant asset, Brisas (a gold/copper deposit), and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela.

Financial Reporting

     The Company maintains its accounts in U.S. dollars and prepares its financial statements in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The consolidated financial statements of the Company for December 31, 2007 are incorporated by reference in this Annual Information Form. The differences between Canadian and U.S. GAAP are reconciled in Footnote 17 of the consolidated financial statements. All information in this Annual Information Form is as of March 28, 2008, unless otherwise noted.

Currency

     Unless otherwise indicated, all references to "$", "US$" or "U.S. dollars" or "dollars" in this Annual Information Form refer to United States dollars and references to "Cdn$" refer to Canadian dollars. The twelve month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last three years equaled 0.9309, 0.8815, and 0.8255, respectively and the exchange rate at the end of each such period equaled 1.0120, 0.8582, and 0.8579, respectively.

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

     The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

11 of 92

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

CORPORATE STRUCTURE

     Except as otherwise indicated herein, the terms “we,” “us,” “our,” and the "Company" throughout this report refer primarily to: (in the case of Brisas) Gold Reserve Inc., Gold Reserve Corporation, Gold Reserve de Barbados Limited (domiciled in Canada, the U.S. and Barbados, respectively), Gold Reserve de Venezuela, C.A. ("GLDRV") and Compania Aurifera Brisas del Cuyuni, S.A. ("BRISAS") (both domiciled in Venezuela). In the case of the Choco 5 Project, the terms noted above refer to Gold Reserve Inc., Gold Reserve Corporation, GRI El Choco Limited and GRI El Choco Minerales C.A. (domiciled in Barbados and Venezuela, respectively). The Company has two additional U.S. subsidiaries, Great Basin Energies, Inc. ("Great Basin") and MGC Ventures Inc. ("MGC Ventures"). All of the consolidated companies noted above are wholly owned except for Great Basin and MGC Ventures, which are approximately 45% and 44% owned, respectively.

HISTORY AND DEVELOPMENT OF THE COMPANY

     The Company has been engaged in the business of exploration and development of mining projects since 1956 and is presently focused primarily on its most significant asset, Brisas, and to a lesser extent the exploration of its Choco 5 property. Brisas is a gold/copper deposit that is located in the Km 88 mining district of the State of Bolivar in southeastern Venezuela. Over $290 million has been committed for Brisas since we acquired it in 1992- approximately $200 million has been expended (including capitalized costs and costs expensed in the period incurred) and approximately $90 million has been contractually committed for equipment purchases (see Contractual Obligation-Exhibit 99.3 -Management’s Discussion and Analysis). The costs expended include: costs of acquiring property and mineral rights, other acquisition costs, equipment expenditures, litigation settlement costs, general and administrative costs and extensive exploration costs including geology, geophysics and geochemistry, drilling costs for approximately 975 drill holes totaling over 200,000 meters of drilling, independent audits of drilling, sampling, assaying procedures and ore reserves methodology, environmental baseline work/ socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical test work, tailings dam designs, milling process flow sheet designs and a feasibility study, including a number of subsequent updates, independent NI 43–101 reports and an ESIA. Since acquiring the Choco 5 property in 2000, the Company has invested approximately $1.4 million on acquisition and exploration costs.

12 of 92

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

RISK FACTORS

     Investors should carefully consider all of the information disclosed herein, including all documents incorporated by reference. The following risk factors, as well as risks not currently known to the Company, could adversely affect the Company's future business, operations and financial condition and could cause future results to differ materially from the estimates described in forward-looking statements relating to the Company.

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
  Civil unrest, military actions, crime;
  Corruption, requests for improper payments, or other actions that may violate Canadian and U.S. foreign corrupt practices acts, uncertain legal enforcement and physical security;
  International response to Venezuelan domestic and international policies;
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

     The Venezuelan government has in the past exercised, and continues to exercise, significant influence over what the government considers to be strategic Venezuelan industries, such as the oil industry. These actions have created uncertainty about the business environment in Venezuela for foreign companies. There can be no assurance that the Venezuelan government will not take similar measures relating to other sectors of the Venezuelan economy, including foreign mining operations. These risks may limit or disrupt any of our operations or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation. We do not currently maintain any insurance covering losses or obligations related to political risks.

13 of 92

Required permits or authorizations for Brisas

     We are dependent on Venezuelan regulatory authorities issuing to us various permits and authorizations relating to Brisas that we require prior to completing construction of, and subsequently operating, Brisas. Consistent with other mining projects of this magnitude and in addition to permits or authorizations that must be received from the MINAMB, we need to receive a number of other permits or authorizations from various local, state and federal agencies.

     In March 2007, the MINAMB issued the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of Brisas (the “Authorization to Affect”). The Authorization to Affect allows us to commence certain infrastructure work, including various construction activities at or near the mine site, but does not permit us to construct the mill and exploit the gold and copper mineralization at Brisas at this time. The Authorization to Affect also mandates that before commencing significant permitted activities we are required to obtain an “Initiation Act” from MINAMB which indicates that all conditions precedent to commencing activities have been met, documents our understanding of the obligations throughout the term of the authorization and certifies that the permitted activities can in fact commence.

     After the Authorization to Affect was issued, MIBAM notified us that they required us to make certain changes to our plan which the Company timely implemented. MIBAM subsequently approved the revised road and the Company duly notified MINAMB according to the procedure set forth in the “Authorization to Affect”. As a result we were informed that the authorization to proceed in the form of the Initiation Act would be forthcoming in the near term. We believe that we have met all conditions precedent to commencing the construction of infrastructure and services phase. However, the major activities outlined in the Authorization to Affect have been delayed until formal receipt of the Initiation Act. We are ready to execute our plan to initiate our site works in preparation of the construction of Brisas as soon as we obtain the Initiation Act from the MINAMB and obtain adequate funding.

      Management can give no assurance when the Initiation Act will be issued or that the issuance of additional permits and/or authorizations the Company requires for Brisas will not be delayed or withheld, or any existing rights or approvals already issued or granted to the Company for its operations in Venezuela will not be rescinded, or otherwise challenged. The reasons for any such action could relate to a number of factors noted herein, which are mostly outside of the Company’s control or in response to the Company’s lawful actions and, as a result, management is unable to provide any assurance as to if and when the remaining required Venezuelan permits and/or authorizations will be issued to the Company. Failure to obtain any future permit and/or authorization will result in the Company not being able to construct and operate Brisas, which will result in continued operating losses and an adverse affect on the Company’s operations and investments in Venezuela.

Government Review of Contracts and Concessions for Compliance

     In 2005, the Venezuelan government announced that it intended to review all foreign investments in non-oil basic industries, including gold projects. As part of that review, the Venezuelan government announced that it would be changing the country’s existing mining law to a system where all “new” economic interests would be granted in the form of joint ventures or operating mining licenses. In order to effect this change, a new draft mining law was submitted to the National Assembly which provided, among other things, for the control of primary mining activities exclusively by the state. This would occur either directly through a national mining company or via a joint venture with private entities in which the state would hold more than 50% of the capital stock of the joint venture. The Venezuelan government also announced that it would review existing concessions and contracts to determine if the holder was in compliance with the existing terms and conditions of such concessions and contracts and whether the holder was entitled to continue their original work under the original terms and conditions and qualify under the new regime.

     In the third quarter of 2007 we received accreditation letters of technical compliance from MIBAM for all of the properties that comprise Brisas. Although we believe that all of our properties are in compliance with applicable regulations, the formal public announcement of the results of the compliance review has not been made and it is unclear when such formal public announcement will take place or whether the final policy when announced will be consistent with prior public statements. In addition, the draft mining law has yet to be enacted and implemented. Although we believe the draft law does not propose to extinguish pre-existing mining concessions that are in compliance with and granted under previous mining legislation, such as those held by us, it is unclear what provisions the final law will contain, if or when they will be enacted, or how those final provisions will impact our operations in Venezuela in the future. Among other things, this law when enacted may adversely affect our ability to renew, or otherwise render unenforceable the renewal clauses contained in, any or all of our mining concessions.

14 of 92

     If the renewal of any of our significant concessions relating to Brisas is denied, this would have a material adverse effect on us. Until the draft law is finalized and enacted, the previous mining legislation remains in force. We cannot provide any assurance that the creation of a national mining company will not materially adversely affect our ability to develop and operate our Venezuelan properties (including our ability to renew our mining concessions) or that we will not be required to enter into a joint-venture that is controlled by the Venezuelan government in order to develop and operate Brisas.

Currency and Exchange Controls

     In 2003, the Venezuelan Government and the Central Bank of Venezuela enacted exchange control regulations as a measure to protect international reserves. Since March 2005, the exchange rate has been set at 2,150 Bolivars per one U.S. Dollar. In January 2008 Venezuela introduced a new currency, the "strong bolivar," intended to simplify the denominations by removing three zeros from the previous currency thereby fixing the rate at 2.15 strong Bolivars per U.S. dollar.

     In February 2005, the Venezuelan government announced new regulations concerning exports from Venezuela, which required, effective April 1, 2005, all goods and services to be invoiced in the currency of the country of destination or in U.S. Dollars. The exchange control regulations, among other things, impose strict criminal and economic sanctions on the exchange of Venezuelan currency for other foreign currency other than through officially designated methods. Such currency exchange approvals have often been limited or delayed and, as a result, can negatively affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency.

     To date these regulations have not adversely affected our operations as the Company primarily transfers funds into Venezuela for its operations. However, this will change in the future to the extent that the Company begins production and exports gold from Venezuela and we are unable to predict the future impact, if any, at this time. Future fluctuations of the Venezuelan Bolivar against the U.S. Dollar and exchange controls could negatively impact the Company’s financial condition including increased capital and operating costs.

Unauthorized Small Miners

     Although we are not aware of any unauthorized small miners currently located on Brisas, a significant number of unauthorized small miners have from time to time occupied various properties near or adjacent to Brisas. The methods used by the small miners to extract gold from surface material are typically environmentally unsound and in general their presence can be disruptive to the rational development of a mining project such as Brisas. Notwithstanding that we maintain a security presence and have implemented other procedures to mitigate the risk that the small miners might try to occupy Brisas, we can give no assurances that such activities will not occur in the future.

Imataca Forest Reserve

     Brisas is located within the boundaries of the 3.75 million hectare Imataca Forest Reserve (the “Imataca Forest”) in an area presently approved by Presidential Decree for mining activities. On September 22, 2004, after public consultation, Presidential Decree 3110 was published in the Official Gazette identifying approximately 12% of the Imataca Forest in south-eastern Venezuela to be used for mining activities. Decree 3110 was issued in response to legal challenges to prior Presidential Decree 1850, which opened an even larger part of the Imataca Forest to mining and other activities and which had become subject to a legal challenge before the Venezuelan Supreme Court. In 1997, the Venezuelan Supreme Court issued a cautionary pronouncement as an interim measure pending a final ruling ordering the MIBAM to abstain from granting concessions, authorization or other acts relating to mining exploration or exploitation in the Imataca Forest.

     We have been advised that the legal proceeding before the Venezuelan Supreme Court became moot upon the issuance of Decree 3110. Although since the issuance of Decree 3110, the MIBAM has, on a selective basis, issued concessions, authorizations and other acts relating to mining exploration or exploitation in the Imataca Forest, we can give no assurances, given that the legal proceeding has not been formally terminated in the Venezuelan Supreme Court, that the MIBAM will, in the future, issue permits or authorizations required to complete construction of, and subsequently operate, Brisas.

15 of 92

Venezuelan environmental laws and regulations

     Venezuela maintains environmental laws and regulations for the mining industry that impose specific obligations on companies doing business in the country. The MINAMB, which administers Venezuelan environmental laws and regulations, proscribes certain mining recovery methods deemed harmful to the environment and monitors mining activities to ensure compliance. Venezuela’s environmental legislation provides for the submission and approval of environmental impact statements for certain operations and provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which could result in environmental pollution. A breach of current or future environmental legislation may result in the imposition of fines and penalties or the suspension or closure of any future operations, the extent of which cannot be predicted. Insurance covering losses or obligations related to environmental liabilities is not maintained and will only be maintained in the future if available on a cost-effective basis. Although we believe that we have adopted a high standard of environmental compliance, failure to comply with or unanticipated changes in such laws and regulations in the future could have a material adverse impact on our financial condition and results of operations.

Challenges to mineral property titles or contract rights

     Acquisition of title or contract rights to mineral properties is a very detailed and time-consuming process under Venezuelan law. Mining properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers can often be complex. From 1992 to late 1994 we were involved in a lawsuit relating to the ownership of Brisas. We successfully defended our ownership rights in the Venezuelan courts and subsequently settled the lawsuit for a substantial sum. Although we believe that we have the necessary title and rights to all of the properties for which we hold concessions or other contracts and leases, we cannot be certain that someone will not challenge or impugn title or contract rights to such properties in the future or whether such challenges will be by third parties or a government agency. We do not carry title insurance with respect to our mineral properties. A claim that we do not have title or contract rights to a property could have an adverse impact on our business in the short-term, and a successful claim that we do not have title or contract rights to a property could cause us to lose our rights to build infrastructure on or mine that property, perhaps without compensation for our prior expenditures relating to that property.

     In addition to the Brisas alluvial and hardrock concessions, we have also applied to the appropriate government agencies for various concessions and related extensions, contracts, land use agreements and easements allowing the use of certain land parcels contiguous to and nearby Brisas for operational and infrastructure needs. Although these applications were contained in an operating plan that has already been approved by the appropriate regulatory agencies, we can give no assurances when such applications will be approved, if ever.

Compliance with other laws and regulations

     In addition to being subject to environmental laws and regulations, our activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, explosives, mine development and protection of endangered and protected species and other matters. We are required to have a wide variety of permits from governmental and regulatory authorities to carry out our activities. Obtaining the necessary permits is critical to our business.

     Obtaining and maintaining permits is a complex, time consuming process and, as a result, we cannot assess whether necessary permits will be obtained or maintained on acceptable terms, in a timely manner or at all. The failure of the Venezuelan government to approve the required permits or authorizations could have a material adverse impact on our future operating results. Any failure to comply with applicable laws and regulations or the failure to obtain or maintain permits or authorizations, even if inadvertent, could result in the interruption of our operations or civil or criminal fines or penalties or enforcement actions, including orders issued by authorities enjoining or curtailing operations or requiring corrective measures, any of which could result in us incurring significant expenditures.

16 of 92

Obtaining funding for project planning, construction and development and related operating activities is essential to the Company’s future plans.

     The Board of Directors approved a plan to proceed with financing and, if successful, construction of Brisas based on the results of the Bankable Feasibility Study completed in early 2005. The original feasibility study and subsequent updates, including the most recent NI 43-101 update in March 2008 contemplate an initial capital expenditure of approximately $731 million, excluding working capital, critical spares and initial fills of approximately $53 million and value added taxes and import duties which are estimated at approximately $54 million. Management is in the process of preparing applications for tax exonerations or payment holidays for certain taxes including value added tax and import duty tax on the initial capital costs, which are provided by law, however, there can be no assurances that such exonerations will be obtained, the primary result of which would be to increase initial capital required to place Brisas into production.

     The timing and extent of funding future investment depends on a number of important factors, including the receipt of on-going permits or authorizations required in the future, actual timetable of our development plan, the price of gold and copper, our share price, results of our efforts to obtain financing, the political and economic conditions in Venezuela, and the ultimate capital costs of the project including our ability to obtain tax exonerations or payment holidays.

     As of March 28, 2008, the Company had approximately $133 million in cash and investments. We currently do not generate revenue from operations and have historically financed operating activities primarily from the sale of common shares, other equity securities or debt securities. In the near-term, management believes that cash and investment balances are sufficient to enable the Company to fund its pre-construction activities into 2009 (excluding any substantial Brisas construction activities).

     Management provides no assurances that it will be able to obtain the substantial additional financing that will be needed to construct Brisas. Failure to raise the required funds will mean the Company will be unable to construct and operate Brisas, which would have a material adverse effect on the Company.

Risks arising from the bankable feasibility study and construction of Brisas.

     The Bankable Feasibility Study and subsequent updates, including the March 2008 NI 43-101 Report, were completed to determine the economic viability of the Brisas mineralized deposit. Many factors are involved in the determination of the economic viability of mining a mineralized deposit, including the delineation of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates, construction, operation, permit and environmental requirements, currency exchange rates and the estimate of future gold prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions and anticipated environmental and regulatory compliance costs.

     While the Company is satisfied with the Bankable Feasibility Study as revised, each of these factors involves uncertainties and the making of assumptions and, as a result, the Company cannot give any assurance that the Bankable Feasibility Study and subsequent updates will prove accurate in preparation, construction and development of Brisas or that any key finding or underlying assumption will not prove to be inaccurate for reason outside the control of management, including changes in costs as a result of the passage of time between the completion of the Bankable Feasibility Study, as revised, and the date construction commences. It is not unusual in new mining operations to experience unexpected problems during development. As a result, the actual cost and time of placing Brisas into production could differ significantly from estimates contained in the Bankable Feasibility Study as updated. Likewise, should Brisas be developed, actual operating results may differ from those originally anticipated.

Future results depend on Brisas.

     We depend on a single project, Brisas, which is a development stage project and which may never be developed into a commercially viable ore body. Any adverse event affecting Brisas, or our ability to finance and/or construct and operate this project, would have a material adverse impact on our financial condition and results of operations.

17 of 92

There are differences in U.S. and Canadian practices for reporting reserves and resources.

     Our reserve and resource estimates are not directly comparable to those made by companies subject to SEC reporting and disclosure requirements, as we generally report reserves and resources in accordance with Canadian practices. These practices are different from the practices used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian accepted practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States domestic issuers. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Prospective United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this annual information form may not be comparable to information made public by domestic United States companies subject to the reporting and disclosure requirements of the SEC.

Actual mineralization may vary from current estimates in the future.

     Unless otherwise indicated, mineralization figures presented in this annual information form and in our filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists and our internal geologists. When making determinations about whether to advance any of our projects to development, we must rely upon such estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered only as estimates. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis that may prove to be unreliable. These estimates may require adjustments or downward revisions based upon actual production experience. In addition, due to geologic variations within areas mined, the grade of ore ultimately mined, if any, may differ from that indicated by the most recent Brisas NI 43-101 Report. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large scale tests under on-site conditions or in production scale. Actual quality and characteristics of deposits cannot be fully assessed until mineralization is actually mined and, as a result, mineral reserves may change over time to reflect actual experience.

     The resource estimates contained in this annual information form have been determined and valued based on assumed future prices, cut-off revenue assumptions and operating costs that may prove to be inaccurate. Extended declines in market prices for gold or copper may render portions of our mineralization uneconomic and result in reduced reported mineralization or may adversely affect the commercial viability of Brisas or our other properties. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our financial condition and results of operations.

Gold and copper projects are subject to all of the risks inherent in the mining industry, including:

  environmental hazards;
  industrial accidents;
  labor disruptions;
  changes in capital and operating costs;
  fires, flooding and high-wall failure;
  inability to obtain suitable or adequate machinery, equipment or labor;
  unusual or unexpected geologic formations; and
  periodic interruptions due to inclement or hazardous weather conditions.

     These risks could result in damage to, or destruction of, mineral properties and production facilities, personal injury, environmental damage, delays, monetary losses and legal liability. Insurance covering such catastrophic liabilities is not maintained and will only be maintained in the future if available on a cost-effective basis.

18 of 92

Operating losses are expected to continue until we construct an operating mine.

     We have experienced losses from operations for each of the last five years as the result of, among other factors, expenditures associated with corporate activities on Brisas, as well as other unrelated non-property expenses that are recorded in our consolidated statement of operations. We expect this trend to continue until sometime after Brisas is operational. In addition, such losses may increase after we obtain additional financing and begin substantial construction of Brisas. Although this trend is expected to reverse if and when gold and copper are produced at Brisas in commercial quantities at prices equal to or in excess of the prices assumed in the Brisas NI 43-101 Report, we can give no assurances that this trend will ultimately be reversed as a result of any operations at Brisas.

We may incur costs in connection with future reclamation activities that may have a material adverse effect on our earnings and financial condition.

     We are required to obtain government approval of our plan to reclaim Brisas after any minerals have been mined from the site. The Brisas reclamation plan has been incorporated into the environmental studies submitted to and approve by the MINAMB. Reclaiming Brisas is expected to take place during and after the active life of the mine. In accordance with applicable laws, bonds or other forms of financial assurances have been provided by us to guarantee compliance with environmental and social measures designed to mitigate, reduce or eliminate the impact of our permitted activities for the initial phase of construction. We will provide additional bonds for the reclamation of the mine. We may incur costs in connection with these reclamation activities in excess of such bonds or other financial assurances, which costs may have a material adverse effect on our earnings and financial condition. We expect to establish a reserve for future site closure and mine reclamation costs based on the estimated costs to comply with existing reclamation standards. There can be no assurance that our reclamation and closure accruals will be sufficient or that we will have sufficient financial resources to fund such reclamation and closure costs in the future.

The volatility of the price of gold and copper could have a negative impact upon our current and future operations.

     The price of gold and copper has a significant influence on the market price of our common shares and our business activities. Fluctuation in gold and copper prices directly affects, among other things, the overall economic viability of Brisas, our ability to obtain sufficient financing required to construct Brisas, including the terms of any such financing, and the calculation of reserve estimates. The price of gold is affected by numerous factors beyond our control, such as the level of inflation, interest rates, fluctuation of the U.S. dollar and foreign currencies, supply and demand, sale of gold by central banks and other holders and the political and economic conditions of major gold producing existing inventories. As of March 28, 2008, the closing price for gold was $933 per ounce and copper was $3.87 per pound. The following table sets forth the average of the daily closing price for gold and copper for the periods indicated as reported by the London Metal Exchange:

			YEAR ENDED DECEMBER 31,
	5 Yr. Avg.	2007	2006	2005	2004	2003

Gold ($ per ounce)	$ 503	$695	$603	$445	$ 410	$ 363
Copper ($ per pound)	$2.01	$3.23	$3.05	$1.67	$ 1.30	$ 0.81

Sales of a significant number of our common shares in the public markets, or the perception of such sales, could depress the price of our common shares.

     Sales of a substantial number of our common shares in the public markets could depress the price of our common shares and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales, or the perception of such sales, of our common shares would have on the market price of our common shares. The price of our common shares may also be affected by sales of our common shares by investors or by hedging and arbitrage trading activity.

We may raise funds for future operations through the issuance of common shares, debt instruments convertible into common shares or other equity-based instruments.

     In order to finance the construction of Brisas, we may raise additional funds through the issuance of common shares, debt instruments convertible into common shares or other equity-based instruments, such as warrants. We cannot predict the size of any such future issuances of securities, or the effect, if any, that future issuances and sales of our securities will have on the market price of our common shares or the fair market value of the notes. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, will result in dilution, possibly of a substantial nature, to present and prospective holders of shares.

19 of 92

Our ability to generate the cash needed to pay interest and principal amounts on the notes and service any other debt depends on many factors, some of which are beyond our control.

     Because we expect to incur substantial indebtedness to finance the development of Brisas, in order to fund our debt service obligations we will require significant amounts of cash. Unless and until production commences at Brisas, or we acquire or develop other operating properties, cash to meet these obligations will be sourced from cash on hand or the issuance of additional equity or debt securities. If we are successful in commencing production at Brisas, our ability to generate cash from operations to meet scheduled payments or to refinance our debt will depend on our financial and operating performance which, in turn, is subject to the business risks described in this annual information form, including the risks of operating mining properties in Venezuela and prevailing economic conditions. Some of these risks are beyond our control. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or to delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our debt.

The price of the common shares may be volatile.

     The common shares are publicly traded and are subject to various factors that have historically made their price volatile. The market price of the common shares may fluctuate based on a number of factors, including:

  economic and political developments in Venezuela, including any new regulatory rules or actions;
  our operating performance, and financial condition and the performance of competitors and other similar companies;
  the public’s reaction to our press releases, other public announcements and our filings with the various securities regulatory authorities;
  the price of gold and copper and other metal prices, as well as metal production volatility;
  changes in recommendations by research analysts who track our common shares or the shares of other companies in the resource sector;
  changes in general economic conditions;
  the arrival or departure of key personnel;
  acquisitions, strategic alliances or joint ventures involving us or our competitors;
  the public’s reaction to press releases and other public announcements of our competitors regarding mining development or other matters;
  general worldwide and overall market perceptions of the attractiveness of particular industries;
  the dilutive effect of the sale by us of significantly more common shares in order to finance our activities; and
  other factors listed under ”Cautionary statement regarding forward-looking statements.”

     In addition, the market price of the common shares is affected by many variables not directly related to our performance and that are therefore not within our control. These include other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the common shares on the TSX and AMEX has historically made our share price volatile and suggests that our share price will continue to be volatile in the future.

Future hedging activities could negatively impact future operating results.

     We have not entered into forward contracts or other derivative instruments to sell gold or copper that we may produce in the future. Although we have no near term plans to enter into such contracts or derivative instruments, we may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when we enter into the contracts, so that the product must be sold at a price lower than that which could have been realized had we not entered into the contract. We may enter into option contracts for gold and copper to mitigate the effects of such hedging.

20 of 92

Changes in critical accounting estimates could adversely affect our financial results.

     Our most significant accounting estimate relates to the carrying value of Brisas, which is more fully discussed in our annual financial statements and related footnotes, which are incorporated by reference into this annual information form. Although we regularly review the net carrying value of our mineral properties, estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Where estimates of future net cash flows are not available and where other conditions suggest impairment, we assess if carrying value can be recovered. Although we believe that we have made our best estimate of these factors as they relate to our mineral properties, it is possible that changes could occur in the near-term, which could adversely affect the future net cash flows to be generated from the properties.

Material weaknesses relating to our internal controls over financial reporting could adversely affect our financial results or condition and share price or the price of the notes.

While we believe there are no reportable material weaknesses in our internal controls as defined in

Section 404 of the Sarbanes-Oxley Act of 2002 as of the date of this annual information form, there can be no assurance that material weaknesses regarding our internal controls will not be discovered in the future. If so, this could result in costs to remediate such controls or inaccuracies in our financial statements. In addition, a material weakness in internal controls over financial reporting may result in increased difficulty or expense in transactions such as financings, and many result in an adverse reaction by the market generally that would result in a decrease of our share price or the price of the notes.

As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States.

     We are a foreign private issuer under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and, as a result, are exempt from certain rules under the U.S. Exchange Act. These rules include the proxy rules that impose certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently, promptly or in as much detail as U.S. companies with securities registered under the U.S. Exchange Act. We are not required to file financial statements prepared in accordance with U.S. GAAP (although we are required to reconcile our financial statements to U.S. GAAP). We are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. Moreover, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act and the rules under the U.S. Exchange Act with respect to their purchases and sales of our common shares.

     We could lose our foreign private issuer status as a result of future sales of equity securities. If a majority of our common shares are not held directly or indirectly by non-residents of the United States, we will no longer be exempt from the rules and regulations discussed above and, among other things, we will not be eligible to use the multijurisdictional disclosure system adopted by the United States and Canada or other foreign issuer forms and will be required to file periodic reports, proxy statements and financial statements as if we were a company incorporated in the United States. We will also lose the ability to rely upon exemptions from AMEX corporate governance requirements that are available to foreign private issuers. The costs, expenses and burdens incurred in fulfilling these additional regulatory requirements could be significant.

U.S. Internal Revenue Service designation as a “passive foreign investment company” may result in adverse U.S. tax consequences to U.S. shareholders.

     U.S. taxpayers should be aware that the Company believes that it is currently a "passive foreign investment company" under Section 1297(a) of the U.S. Internal Revenue Code (a "PFIC") and it expects to be a PFIC for all taxable years prior to the time Brisas is in production. If the Company is or becomes a PFIC, any gain recognized on the sale of the Company's common shares and any "excess distributions" (as specifically defined) paid on the Company's common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

     Alternatively, a U.S. taxpayer that makes a timely and effective "QEF election" generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company's "net capital gain" and "ordinary earnings" (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed

21 of 92

by the Company. U.S. taxpayers should be aware that there can be no assurance that the Company will satisfy the record keeping requirements or that it will supply U.S. taxpayers with required information under the QEF rules in the event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a "mark-to-market election" if the Company is a PFIC and the common shares are "marketable stock" (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in such common shares.

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

Attracting and retaining key personnel in the future could have a significant impact on future operating results.

     We are and will be dependent upon the abilities and continued participation of key management personnel, as well as the significant number of new personnel that will be necessary to manage any construction and operation of Brisas. If the services of our key employees were lost or we are unable to obtain the new personnel necessary to construct, manage and operate Brisas, it could have a material adverse effect on future operations.

We may experience difficulties managing our anticipated growth.

     We anticipate that if we construct Brisas and put it into production, we will experience significant growth in our operations resulting in increased demands on our management, internal controls and operating and financial systems. There can be no assurance that we will successfully meet these demands and effectively attract and retain additional qualified personnel to manage our anticipated growth. The failure to manage growth effectively could have a material adverse impact on our business, financial condition and results of operations.

We do not intend to pay any cash dividends in the foreseeable future.

     We have not declared or paid any dividends on our common shares since 1984. We intend to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on the common shares in the foreseeable future. Any return on an investment in our common shares will come from the appreciation, if any, in the value of the common shares. The payment of future cash dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

Additional risks

     Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against us, our directors, our executive officers and some of the experts named in this annual information form based on civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.

     We are organized under the laws of the Yukon Territory, Canada. Some of our directors and officers, and some of the experts named in this annual information form, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action in the United States against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of Canadian security laws or federal securities laws or other laws of the United States or any state thereof against us or those persons.

22 of 92

PROPERTIES Brisas Project LOCATION

     The term Brisas property is used interchangeably with the Brisas Project or Brisas. The Brisas Project is located in the Km 88 mining district in the State of Bolivar in southeastern Venezuela approximately 373 kilometers (229 miles), by paved highway, southeast of Puerto Ordaz. The project, accessible by an all-weather road, is 5 kilometers west of the Km 88 marker on Highway 10.

EXISTING OR PENDING CONCESSIONS, CONTRACTS AND APPLICATIONS FOR MINING RIGHTS AND/OR LAND USE

     Brisas consists of the following: a 500-hectare land parcel consisting of the Brisas alluvial concession and the Brisas hardrock concession beneath the alluvial concession (the "Brisas concessions"). Together these concessions contain substantially all of the mineralization identified in the Brisas Bankable Feasibility Study, as revised. Brisas also includes a number of other existing or pending applications for concessions, alfarjetas, CVG work contracts, land use authorizations or easements adjacent to or near the Brisas concessions for existing or future needs totaling as much as 13,000 hectares.

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

     The Brisas alluvial concession is for the exploitation of alluvial gold granted by MEM, the predecessor to the MIBAM, through a title published in the Official Gazette of the Republic of Venezuela No. 33,728 on April 4, 1988. In 1998, the Company also made application to MEM for the copper and silver mineralization contained within the area of this concession.

     The Brisas hardrock concession (which is beneath the Brisas alluvial concession) is for the exploitation of hardrock gold, copper and molybdenum and was granted by MEM through a title published in the Official Gazette of the Republic of Venezuela No. 36,405 on March 3, 1998. In 1998, the Company also made application for the silver mineralization contained within the area of this concession. The Brisas hardrock concession is the main ore-body, comprising substantially all of the gold and copper mineralization contained within the properties.

     Contained within the approved operating plan are, as noted above, a number of existing or pending applications for concessions, alfarjetas, CVG work contracts, land use authorizations or easements, adjacent to or near the Brisas concessions. These additional land parcels comprise the majority of the land required for the mining and milling facility and related infrastructure contemplated in the Brisas Bankable Feasibility Study, as revised.

     MIBAM approved the Brisas operating plan during 2003 which was a prerequisite for submitting the Brisas Environmental and Social Impact Study for the Exploitation and Processing of Gold and Copper Ore (“Estudio de Impacto Ambiental y Sociocultural”) (ESIA) to MINAMB. MINAMB approved the ESIA in early 2007 and in March 2007 issued the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project (the “Authorization to Affect”).

     The Authorization to Affect allows us to commence certain infrastructure work, including various construction activities at or near the mine site, but does not permit us to construct the mill and exploit the gold and copper mineralization at Brisas at this time. The Authorization to Affect mandates that before commencing significant permitted activities we are required to obtain an “Initiation Act” from MINAMB which indicates that all conditions precedent to commencing activities have been met, documents our understanding of the obligations throughout the term of the authorization and certifies that the permitted activities can in fact commence.

     After the Authorization to Affect was issued, MIBAM notified us that certain coordinates, related to a small section of a new access road designed to by-pass the community of Las Claritas contained in the Authorization to Affect, conflicted with several land parcels recently assigned to small miners by MIBAM. The Company along with SNC-Lavalin re-engineered the section of the road and submitted new coordinates to MIBAM that by-pass the recently awarded land parcels. MIBAM subsequently approved the revised road and the Company duly notified MINAMB according to the procedure set forth in the “Authorization to Affect”.

23 of 92

     We believe that we have met all conditions precedent to commencing the construction of infrastructure and services phase. Although certain work has been completed, the major activities outlined in the Authorization to Affect have been delayed until formal receipt of the Initiation Act. The timing of the issuance of the Initiation Act cannot be determined at this time.

Tenure

     The Brisas alluvial concession was issued in 1988 and acquired by the Company through the acquisition of BRISAS. In October 2007, the Company applied, pursuant to the mining law, for a ten year extension of the Brisas alluvial concession. Formal acceptance of the extension application has not been received as of the date of this report. The Brisas hardrock concession was granted to BRISAS in 1998. Both concessions were granted by MEM (the predecessor to MIBAM) pursuant to the 1945 mining law.

     The Brisas alluvial concession is an exploitation concession with a term of 20 years and two renewal periods of 10 years each, at the discretion of MIBAM, and a 3% tax on gold sales. Generally, the mineralization is low-grade and could be uneconomic on a stand-alone basis. When this mineralization is combined with the Brisas hardrock mineralization it represents approximately 3% of the total Brisas Project mineralization and is economic due to economies of scale. The Brisas alluvial concession provides MIBAM or its designee the right (referred to as a “special advantage” to the Republic of Venezuela) to acquire 20% of the company organized by the alluvial concession holder to perform extraction activities within the concession. Venezuelan counsel has advised us that to the best of their knowledge MIBAM have never enforced such provisions contained in similar concessions. For this reason, it is unclear how the value of the twenty percent (20%) of the alluvial concession would be determined, in the event MIBAM chose to exercise such right pursuant to the alluvial concession.

     The Brisas hardrock concession is an exploitation concession with a term of 20 years and two renewal periods of 10 years each, at the discretion of MIBAM. The hardrock concession provides for up to a 4% tax on gold sales and up to a 7% mine mouth tax on copper production.

Regional Infrastructure

     The Brisas site is located in the State of Bolivar, in southeastern Venezuela. The nearest major city is Puerto Ordaz, with over a million inhabitants in the surrounding region. Puerto Ordaz is the center of major industrial developments in the area, including iron and steel mills, aluminum smelters, iron and bauxite mining and forestry. Major hydroelectric generating plants on the Caroni River, providing more than 20,000 Mw of electricity, support these industries. Puerto Ordaz has major port facilities and is accessible to ocean-going vessels from the Atlantic Ocean, via the Orinoco river. There are also port facilities 428 km northwest of Puerto Ordaz on the Caribbean coast near Barcelona, which would likely be the port of entry for most construction, mining and milling equipment.

     Puerto Ordaz is a modern urban center with good road and air connections to the rest of Venezuela. There are regularly scheduled flights to Caracas and other major cities several times daily. The highway system within Venezuela is generally good, with paved roads in good condition providing access to within 5 km of Brisas. A four-lane highway runs from Puerto Ordaz, northwest to both Barcelona and the port of Guanta, and for 55 km south to Upata where it becomes a two-lane highway to Km 88 and on into Brazil. A 400 Kv power line runs through the community of Las Claritas, nearby Brisas, with a transformer station located 3 km from the property.

Geology

     Brisas is within the Proterozoic granite-greenstone terrain of the Guyana shield. The shield covers eastern Colombia, southeastern Venezuela, Guyana, Suriname, French Guiana and northeastern Brazil. The terrain is a thick section of andesite to dacite volcanics intruded by numerous granite stocks and batholiths. Several periods of deformation, metamorphism, and mineralization can be documented within this terrain.

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

24 of 92

     The mineralization is stratabound and strataform within a 200-meter thick series of tuffs marked by rapid horizontal and vertical facies changes. The gold/copper mineralization is over 1,900 meters long and 500 to 900 meters wide. Mineralization continues for an unknown distance down–dip to the west, north and south, as well as, below the current deposit. Three styles of mineralization are seen: 1) massive sulfide-quartz-tourmaline breccia with pyrite, chalcopyrite and gold in an outcrop referred to as the Blue Whale, 2) stratabound, disseminated pyrite-gold/copper mineralization and 3) quartz-calcite high angle veins marked by erratic but high gold values. The disseminated mineralization is characterized by a calcite-quartz-epidote-sulfide alteration and constitutes the majority of the economic mineralization. There appears to be no relationship between the disseminated mineralization and the high angle veins. The mineralization to the north is generally pyrite-chalcopyrite-gold with the copper content decreasing to the south until in the southern portion of the deposit the copper is a minor constituent of the mineralization. Mineralization is open down dip to the west and to the north.

Bankable Feasibility Study and subsequent NI 43-101 updates

     Management completed the original Brisas Project Feasibility Study in 2005. Since then we have continued to update the inputs and assumptions with the assistance of Pincock, Allen & Holt ("PAH") and SNC Lavalin including the mineral resource and reserve, initial capital cost and operating cost estimates contained therein. Most recently in March 2008, the Company, with the assistance of PAH, updated and prepared a new Canadian Securities Act ("CSA") National Instrument 43-101 report for the Brisas Project, which is summarized below. The Company and SNC-Lavalin, the project’s EPCM (Engineering, Procurement, and Construction Management) contractor, updated the capital costs contained in the NI 43-101 Report.

     The revised NI 43-101 Report utilizes $600 per ounce gold and $2.25 per pound copper for the base-case economic model and at such prices, cash operating costs (net of copper byproduct credits) are estimated at $120 per ounce of gold. Total costs including cash operating costs, exploitation taxes, initial capital costs (excluding sunk cost), and sustaining capital costs are estimated at $268 per ounce of gold.

     The Company’s previous estimate of cash operating cost and total operating cost per ounce for Brisas was $126 and $245, respectively assuming a base-case economic model utilizing $470 per ounce gold and $1.80 per pound copper. Total cash operating costs per ore tonne are currently estimated at $7.62 compared to the previous estimate of $6.45 per tonne. The primary variances are as follows.

     Mining costs increased $.60 to $2.68 per tonne. The increase is mostly due to price escalations in explosives, operating supplies, tire costs and an increase due to the change in the strip ratio resulting from geotechnical pit slope studies conducted over the last 16 months. Processing costs increased $.40 to $3.00 per tonne. The increase is mostly due to price escalation of reagents, mill liners and grinding media, and electrical demand and rate changes. The electrical rate increased 5 percent to approximately $.031 per kwh. Transportation and Freight costs increased $.09 to $.43 per tonne due to increased ocean vessel transportation costs for the gold-copper concentrate. Smelting and refining costs increased $.04 to $1.08 per tonne. These costs are based on 2006 negotiated smelter terms, which incorporate a sliding scale dependent on metal prices. The cost increase is due to the price participation cost resulting from increased copper metal price.

     The current operating plan assumes a large open pit mine containing proven and probable reserves of approximately 10.2 million ounces of gold and 1.4 billion pounds of copper in 483 million tonnes of ore grading 0.66 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.54 per tonne using a gold price of $470 per ounce and a copper price of $1.35 per pound. The operating plan anticipates utilizing conventional truck and shovel mining methods with the processing of ore at full production of 75,000 tonnes per day, yielding an average annual production of 457,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 18.25 years. The strip ratio (waste to ore) is estimated at 2.24:1

     The estimated initial capital cost to construct and place Brisas into production totals $731 million excluding working capital, critical spares and initial fills of approximately $53 million and ongoing life-of-mine requirements estimated at $269 million. Initial capital cost estimates exclude value added taxes of approximately $54 million. Tax exonerations or tax payment holidays are available for various taxes including value added tax and import duty tax on the initial capital costs. Management plans to submit the required applications for all available exonerations and expects to obtain such exonerations prior to the construction of the project. As a result, the cost of such taxes and import duties are not included in the initial costs of the project. There can be no assurances that such exonerations will be obtained, the result of which would be to increase initial capital and operating costs.

25 of 92

Initial capital cost summary (millions)
Mine	$ 59.0
Mill	314.7
Infrastructure	67.8
Tailings	38.3
Owner’s Costs	63.4
Pre-Stripping	16.7
Indirect Costs (includes EPCM and Camp)	127.6
Contingency	43.8

Total Initial Capital	$ 731.3

     We have placed orders related to initial capital costs totaling approximately $121 million, of which we have paid approximately $29.1 million (see Contractual Obligation- Exhibit 99.3 -Management’s Discussion and Analysis). In addition, we have paid an additional amount of approximately $25 million for costs which are included in the estimate of initial capital costs. The net amount of initial capital costs remaining to be committed and paid is approximately $585 million.

     The magnitude of the capital costs increase was reasonably moderate relative to the mining industry as a whole which continues to experience significant increases in capital and operating costs. Considering the project scope changes, the increased costs for Brisas are not as dramatic as some other projects primarily as a result of the fact that detailed engineering is approximately 75% complete, the majority of the project’s infrastructure is in place and Venezuelan energy prices remain the lowest in the world. In addition, orders for long-lead items such as the gyratory crusher, pebble crushers, semi autogenous grinding (SAG) and ball mills, mill motors, and initial construction equipment have been placed.

     The primary variances between the current initial capital cost estimate of $731 million compared to the previous estimate of $638 million are as follows:

     Mill costs increased $73.2 million primarily due to increasing the size of the SAG mills, an increase in steel quantity and prices and an escalation in equipment prices. The largest components of the mill cost variances were: flotation and grinding increased $49.2 million which includes $23 million for larger SAG mills (36’ to 38’) and an additional $10 million related to the SAG mill motors. Costs related to cyanide destruction reagent facilities and compressed air and water utilities increased a total of approximately $13 million.

     Mine costs decreased $17.6 million mostly due to lengthening the pre-production period from 9 months to 17 months which coincides with the construction period. This significantly reduces the amount of equipment required for pre-stripping which was partially offset by escalation in equipment prices. Tailings management facility cost increased $14.5 million mostly due to additional earthworks as a result of increased hauls for suitable construction material and Owner’s cost increased $7.8 million primarily due to an increase in site earthworks costs and additional environmental/social program costs.

     EPCM cost increased $18.4 million due to additional work, management support for extended work period, procurement efforts and increases in currency exchange rates and contingency costs decreased $15.6 million primarily due to placing orders on long lead items, advanced-stage project engineering, increased estimation accuracy and receipt of vendor and contractor bids for most project equipment and services.

     Because recovery parameters or economic parameters vary by metal grade and Brisas contains both gold and copper, management determined that a “cutoff grade” calculation would be overly cumbersome and rely on the averaging of certain parameters. As a result, the Company utilizes a cost based approach, whereby it estimates all costs associated with the proposed operation. These costs are then compared to the estimated revenue contained in each tonne of ore to be processed or hauled to the waste rock facility. An internal cutoff value of $3.54 per tonne is used for the reserve calculation and a breakeven cutoff value of $4.37 per tonne is used to determine the size of the ultimate pit during the pit optimization analysis. Management believes this is a more accurate and manageable method than the “cutoff grade” approach.

26 of 92

The estimated costs considered to develop the cutoff values are as follows:

		Internal	Breakeven
Cost Description	Measure	Cutoff Value	Cutoff Value

Mining	$/ore-tonne	$ -	$ 0.83
Processing	$/ore-tonne	3.00	3.00
General and Administrative	$/ore-tonne	0.43	0.43
Reclamation	$/ore-tonne	0.11	0.11
Cutoff Value	$/ore-tonne	$ 3.54	$ 4.37

     The difference between the internal and breakeven cutoff values is the cost of mining, which is considered sunk because the decision to process the material or place it in the waste rock facility is made at the pit rim after the cost of mining has occurred. The internal cutoff value per tonne is compared to the revenue value per tonne that can be generated if the material is processed. If the internal cutoff value per tonne is less than or equal to the revenue per tonne then the material is processed, if the internal cutoff value per tonne is more than the revenue per tonne then the material is hauled to the waste rock facility. The estimated revenue value for each tonne processed is equivalent to the following: (tonnes times metal grade times metal price times mill recovery rate) less transportation and offsite treatments costs (including any smelting and refining charges, smelter recoveries, deductions and price participation costs). The same cutoff values were applied across all ore material types regardless of material destination whether processed or placed on the waste rock facility. The difference in haul times to each ore material destination was determined to be insignificant. Utilizing Whittle pit optimization software, Whittle pits were generated at various gold and copper price increments. The final pit design utilized a gold price of $470 per ounce and a copper price of $1.35 per pound. Phase pit designs internal to the final pit were developed and a mine production schedule was generated for the life of the project.

     Operating supplies are expected to be purchased primarily in Venezuela and from other South American countries. Power is available from a transmission line that passes within a few kilometers of the project site. The power company has constructed a substation at the Km 88 location for connection to the project. Abundant water is available in the area, with Brisas' fresh water requirements being met by water pumped from the pit dewatering system, and by rainfall recovered in the tailings pond. On-site accommodations will be provided for employees, who will be drawn both from the local area, and from the industrialized area around Puerto Ordaz. Over 2,000 personnel will be needed for the construction of the project and employment will peak at over 900 operating personnel. The mining and processing methods are all based on conventional technology and, at present, no new or unproven technology is expected to be employed.

Mineral Resource and Reserve Estimate

     Cautionary Note to U.S. Investors. We advise U.S. investors that definitions contained in CSA National Instrument 43-101 differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.

     In March 2008 PAH assisted the Company in the calculation of an updated mineral resource and reserve estimate in accordance with CSA National Instrument 43-101 which is summarized in the tables below. The qualified persons involved in the property evaluation and resource and reserve estimate were Susan Poos, P.E. of Marston & Marston Inc. and Richard Lambert, P.E., Richard Addison, P.E. and Bart Stone, C.P.G. of Pincock, Allen & Holt.

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

27 of 92

Mineral Resource Estimate

     The estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table and includes the mineral reserve estimate shown in the following section:

(kt=1,000 tonnes)		Measured		Indicated			Measured and Indicated

Au Eq		Au	Cu		Au	Cu		Au	Cu
Cut-off Grade	kt	(gpt)	(%)	kt	(gpt)	(%)	kt	(gpt)	(%)

0.40	256,483	0.71	0.12	300,367	0.62	0.13	556,850	0.66	0.13

(In Millions)		Measured			Indicated		Measured and Indicated

Au Eq		Au	Cu		Au	Cu		Au	Cu
Cut-off Grade		oz.	lb.		oz.	lb.		oz.	lb.

0.40	–	5.853	674	–	5.986	888	–	11.839	1,562

     The inferred mineral resource, based on an off-site smelter process (0.4 gram per tonne gold equivalent cutoff), is estimated at 121.0 million tonnes containing 0.590 grams gold per tonne and 0.12 percent copper, or 2.28 million ounces of gold and 316 million pounds of copper. The mineral resource and gold equivalent (AuEq) cut-off is based on $400 per gold ounce and $1.15 per pound copper.

Mineral Reserve Estimate

     Brisas is estimated to contain a proven and probable mineral reserve of approximately 10.2 million ounces of gold and 1.4 billion pounds of copper. The estimated proven and probable mineral reserve utilizing traditional flotation and off-site smelter processes is summarized in the following table:

	Reserve			Au	Cu	Waste	Total
	tonnes	Au Grade	Cu Grade	ounces	pounds	tonnes	tonnes	Strip
Class	(thousands)	(gpt)	(%)	(thousands)	(millions)	(thousands)	(thousands)	Ratio

Proven	237.7	0.71	0.12	5,429	643
Probable	245.1	0.61	0.14	4,800	746

Total	482.8	0.66	0.13	10,229	1,389	1,080.3	1,563.1	2.24

     Note that the mineral resource estimate does not represent material that exists in addition to the mineral reserve. The mineral reserve estimates disclosed above which are designated as commercially viable are included in and a part of the mineral resource estimates shown in the previous section.

     The mineral reserve (within a pit design) has been estimated in using average recovery rates for gold and copper of approximately 83% and 87% respectively, metal prices of U.S. $470 per ounce gold and U.S. $1.35 per pound copper and an internal revenue cut-off of $3.54 per tonne.

PROJECT WORK TO DATE

     Over $290 million has been committed for Brisas since we acquired it in 1992- approximately $200 million has been expended (including capitalized costs and costs expensed in the period incurred) and approximately $90 million has been contractually committed for equipment purchases (see consolidated financial statements, Note 12, Commitments). The costs expended include property and mineral rights, easements, acquisition costs, equipment expenditures, litigation settlement costs, general and administrative costs and extensive exploration costs including geology, geophysics and geochemistry, approximately 975 drill holes totaling over 200,000 meters of drilling, independent audits of drilling, sampling, assaying procedures and ore reserves methodology, environmental baseline work/ socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical test work, tailings dam designs, milling process flow sheet designs, Environmental Impact Statement and Bankable Feasibility Study, including a number of subsequent updates, and an independent CSA National Instrument 43-101 report which was most recently updated in March 2008.

     Permit to Affect the Natural Resources. In March 2007, the MINAMB issued the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of Brisas (the “Authorization to Affect”). The Authorization to Affect allows for the construction of certain infrastructure but does not permit us to construct the mill and exploit the gold and copper mineralization at Brisas at this time.

28 of 92

     The Authorization to Affect also mandates that before commencing significant permitted activities we are required to obtain an “Initiation Act” from MINAMB. The Initiation Act indicates that all conditions precedent to commencing activities have been met, documents our understanding of the obligations throughout the term of the authorization and certifies that the permitted activities can in fact commence. The major activities outlined in the Authorization to Affect have been delayed until formal receipt of the Initiation Act.

     Updated Mineral Resource and Reserve Estimate. The Brisas operating plan assumes an open pit mine containing proven and probable reserves of approximately 10.2 million ounces of gold and 1.4 billion pounds of copper in 483 million tonnes of ore grading 0.66 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.54 per tonne. Mineral reserves were estimated within a final pit design based on updated economic parameters, $470 per ounce of gold and $1.35 per pound of copper.

     The 2008 NI 43-101 Report assumes a base-case economic model utilizing $600 per ounce gold and $2.25 per pound copper reflecting long-term average metal prices. At such prices, cash operating cost (net of copper byproduct credits) is estimated at $120 per ounce of gold. Total cost including cash operating cost, exploitation tax, initial capital cost (excluding sunk cost), and sustaining capital cost is estimated at $268 per ounce of gold.

     The Company’s previous estimate of cash operating cost, total operating cost and initial capital cost for Brisas was $126, $245 and $638 million (exclusive of costs incurred to date), respectively assuming a base-case economic model utilizing $470 per ounce gold and $1.80 per pound copper.

     Project Debt Financing - Mandated Lead Arrangers. Significant work has been completed by the Company and its advisors in the evaluation and design of the project financing. The Company engaged Corporacion Andina de Fomento (CAF), Export Development Canada (EDC), UniCredit Group (HVB) and WestLB AG (WestLB) of Germany as Mandated Lead Arrangers (MLAs) to arrange up to US$425 million of project debt for Brisas. As part of the evaluation and design of the project financing an independent engineering company has reviewed our project, provided critical observations, and assisted with our objective of meeting industry best practices and the Equator Principles. In certain circumstances compliance with the Equator Principles has increased the operating and capital costs from initial estimates; however, in the long run, Brisas demonstrates best practices in all areas of mine development needed to qualify the project for conventional project financing. We continue to work on the project debt financing with MLA’s to complete all the conditions precedent for commitment.

     Project Equity Financing. In mid 2007 we completed two concurrent financings providing net proceeds of approximately $173 million. The lead underwriters were J. P. Morgan Securities, Inc., RBC Capital Markets and Cormark Securities, Inc. Proceeds of this financing are being used to further our development efforts on Brisas.

     Procurement of Long Lead-Time Equipment. In mid 2007 we commenced procurement efforts with the assistance of SNC-Lavalin and placed orders for the gyratory crusher, pebble crushers, semi autogenous grinding (SAG) and ball mills and other related processing equipment totaling approximately $64 million, mill motors totaling approximately $36 million, construction equipment totaling approximately $10 million and various other equipment totaling approximately $11 million. The suppliers are coordinating the fabrication and delivery of these critical pieces of equipment according to the project schedule.

     Project Engineering. SNC-Lavalin of Toronto and its international affiliate are providing the Engineering and Procurement (EP) and Construction Management (CM) services for Brisas. Detailed engineering for Brisas was substantially advanced during 2007 by SNC Lavalin and was approximately 75% complete at the date of this report. We expect the majority of the detailed engineering to be complete by mid 2008.

     Capital Cost Update. In March 2008, the Company announced an updated estimate of initial capital costs for Brisas of approximately US$731 million excluding working capital, critical spares and initial fills of approximately $53 million, ongoing life-of-mine requirements estimated at $269 million and value added taxes of approximately $54 million. As a result of the certain project scope changes, primarily related to increasing the SAG mill diameter from 36’ to 38’ and inflationary increases in the cost of various mine equipment, milling facility components and raw materials, initial capital cost increased approximately $93 million over the previous estimate of $638 million.

     We have placed orders related to initial capital costs totaling approximately $121 million, of which we have paid approximately $29.1 million (see Contractual Obligation- Exhibit 99.3 -Management’s Discussion and Analysis). In addition, we have paid an additional amount of approximately $25 million for costs which are included in the estimate of initial capital costs. The net amount of initial capital costs remaining to be committed and paid is approximately $585 million.

29 of 92

     Continued Commitment to the Community. The Company continues its participation in various social, cultural, health and environmental programs in the immediate and surrounding areas near Brisas. These efforts have included the construction of a medical facility, construction of a computer and internet center, refurbishment and expansion of a local school and a community liaison commission facility, and the construction of new recreational facilities, all of which have received a very favorable response from the community. The Company continues its open dialogue with the local and surrounding communities and continues to further its proposal to MIBAM to implement a support program within the framework of Mission Piar, one of President Chavez's social initiatives, which includes local small miners and encompasses technical assistance and training to explore and minimize the impact of small miners to the environment as well as their integration into the formal economy.

     In October 2007, a Community Liaison Commission for the Brisas Project was created and fully installed with representatives from each of the Community Counsels for the 22 local and surrounding communities, the Construction Union, the Heavy Machinery Union, the local Chamber of Commerce and SNC Lavalin. Upon request by MIBAM, the local MIBAM’s Chief Inspector was incorporated to the Community Liaison Commission earlier this year. The main objective of this commission is to deal with matters that may impact the normal development of the project, be an important entity to solve other problems and to bring indigenous and creole communities together.

     Environment and Sustainable Development. The Company continues ongoing monitoring of environmental parameters including monthly air and water quality studies, climate and hydrological information, biodiversity assessments. Refinements to the project infrastructure and management plan were also identified to ensure on-going compliance with Venezuelan environmental standards and adherence to standards set forth in the Equator Principles and IFC Performance Standards. In addition, we continue to focus on our strong biodiversity platform recently completing a memorandum of understanding with Conservation International and as well as our participation in the biodiversity offset initiative developed by the efforts of the Business and Biodiversity Offsets Program- a collaboration of leading international NGOs, governments, businesses and communities.

     Gold Reserve is also collaborating with the Venezuelan Fundacion para el Desarrollo Sostenible- Foundation for Sustainable Development (FDS) helping to launch programs in the Brisas project area on malaria prevention and control, sustainable agriculture for local communities, creation of ecotourism and several other initiatives- while developing a strong working relationship for future collaboration

2008 BRISAS WORK PLAN

     We believe that we have met all conditions precedent to commencing the construction of infrastructure and services phase and are ready to execute our plan to initiate our site works in preparation of the construction of Brisas as soon as we obtain the Initiation Act from the MINAMB. Although certain work is on-going, including placing orders and purchasing certain equipment, the major activities outlined in the Authorization to Affect have been delayed until formal receipt of the Initiation Act.

     We continue to focus our efforts on obtaining the Initiation Act and future on-going permits and authorizations related to Brisas as well as supporting SNC-Lavalin’s efforts to finalize detailed engineering. SNC-Lavalin will continue detailed engineering for Brisas throughout 2008. Detailed engineering is expected to be substantially complete by mid year.

     Upon obtaining the Initiation Act and obtaining adequate funding, contracts are expected to be awarded for pit dewatering, tree clearing, earthworks and construction of a new 8.8 Km long primary access road and for the expansion and upgrading of the current (secondary) access roads to the mill site and pit area; clearing, excavation, and grading of the mill site area; clearing, grading and construction of the man camp and office complex; clearing and grading for the tailings management facility’s dam wall (TMF), access road to TMF and, tailings pipeline corridor; clearing and earthworks for the 5.7 km long conveyor belt’s corridor and service road, 230 kv powerline corridor; clearing of the quarry area, clearing and construction of sedimentation ponds, culvert and bridge structures, dewatering and potable well drilling, sanitary fill and various laydown and platform areas.

     The timeline for the activities covered by the Authorization to Affect is estimated to be 14-16 months and we estimate that we will expend approximately $100 million over that time period. Overall we anticipate a minimum of 36 months to construct Brisas and, assuming we receive the required permits and authorizations, we expect commissioning and achievement of commercial production shortly thereafter.

30 of 92

     In addition, final details related to port facilities, concentrate sales contracts, electricity and fuel supply contracts, land use permits and a number of other agreements related to the construction and operation of Brisas are expected to be completed subsequent to obtaining the Initiation Act.

Choco 5 Property

     The Company is also conducting exploration on its Choco 5 property. This property is a grass-roots gold and other minerals exploration target also located in Venezuela.

Location

     The Choco 5 property is located in the State of Bolivar, Guayana region. The property is a 10,000 hectare parcel located 24 kilometers west of the mining community of El Callao (population approximately 25,000) located in the El Callao gold mining district and 200 kilometers south of Puerto Ordaz, the nearest major city. Hydroelectric power from generating plants on the Caroni River, near Puerto Ordaz, is connected to El Callao with a 400 kv power line running through the Choco 4 property. The El Callao mining district is an area with considerable mining activity for the past 125 years. Currently active are companies such as Rusoro Mining Ltd. which holds Choco 4 (exploration project) and Choco 10 (gold producing project) both properties that are adjacent to Choco 5. In addition, Minerven (a wholly owned subsidiary of CVG), Crystallex International Corporation, Hecla Mining Company and other mining companies are all active in the area.

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

31 of 92

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

Choco 5 Project Work To Date

     Since acquiring the property, the Company has invested approximately $1.4 million on the exploration of the Choco 5 property, which has included acquisition costs, geological mapping, airborne geophysics, stream sediment and soil geochemistry, mapping, geomorphological study, drilling and assaying.

     During 2007, we conducted a diamond drill program of 16 holes totaling approximately 3,200 meters, a geophysical survey involving 43 km of survey lines totaling approximately 2,620 samples and collected 360 soil geochemical samples. Cost incurred in 2007 was approximately $500,000. The Company has obtained limited assay results from its 2007 drill program due to the lack of resources available from in country assay labs, raw material shortages and shipping delays.

2008 Choco 5 Work Plan

     Choco 5 exploration activities planned for 2008 will be based on the results of our recent 2007 drill program and depending on those results we could spend up to $5 million on drilling, property development and maintenance. The 2007 drill hole assay results have been delayed as local assay labs have been occupied by the overall demand for assays by other companies performing exploration activities in Venezuela. We expect to complete several reverse circulation drill holes at various locations on the property, re-survey the boundaries of the Choco 5 property and complete access road repair and construction. The Company manages its exploration effort out of its office in the community of El Callao.

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

32 of 92

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

Government Review of Contracts and Concessions for Compliance

     In early 2005, MIBAM announced that the Venezuelan government would review all foreign investments in non-oil basic industries, including gold projects. MIBAM indicated that it was seeking transfers of new technology, technical training and assistance, job growth, greater national content, and creation of local downstream industries requiring a fundamental change in economic relations with major multinational companies.

     In September 2005, Venezuelan President Hugo Chavez announced the government’s intentions to revoke idle gold and diamond concessions and/or contracts and also create a new state mining company as part of an effort to increase government control over the sector. President Chavez did not specify which concessions and/or contracts would be revoked, but later MIBAM noted that inactive and out of compliance mines would be handed over to small mining cooperatives supported by the government through a new government mining corporation. The date for the completion of the review and the announcement of the results of this review has been deferred several times and it is unclear when such review and related announcement will take place.

     In the third quarter of 2007 we received accreditation letters of technical compliance from the MIBAM for all properties that comprise Brisas. We believe, based on our performance and communications with the relevant regulatory agencies, all of our properties are in compliance with applicable regulations, including our required and voluntary commitments to various social, cultural and environmental programs in the immediate and surrounding areas near Brisas.

1999 Mining Law

     The current Venezuelan Mining Law was approved and subsequently published in the Official Gazette by President Chavez’s administration on September 28, 1999 (the "Mining Law"). It established five basic ways to structure mining activities with the primary one being concessions for exploration and subsequent exploitation.

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

33 of 92

  Diamonds and other precious stones, 4% of their commercial value as determined in the city of Caracas,
  In other cases, including copper, 3% of their commercial value at the mine mouth. MIBAM can reduce this tax from 3% to 1% (and subsequently increase it back to 3%) if economic conditions warrant it.
  Also, the government is entitled to exempt, either totally or partially, concession holders from import duties on imported tools and equipment not produced in the country and needed to develop mining activities.

     In addition to the rights and obligations described above, current Venezuelan mining and environmental regulations require the rational exploitation of all known mineralization and prohibit the wasting of ore, development of permanent structures over mineralization and development efforts that hinder or negatively impact the rights of neighbors. These regulations provide, among other things, an environment in which neighboring title-holders can negotiate set-back agreements or similar agreements in order to allow the mineralization contained within an adjoining area to be rationally exploited by all parties. Under current Venezuelan mining laws and related regulations, the government (or in this case MIBAM) has significant influence over the extraction of mineralization widely believed to be contained in this continuous mineralization comprised of Las Cristinas and Brisas.

     The Company’s Brisas Project mine plan, approved by MIBAM, and its recently approved ESIA, both include the assumption that a set-back agreement related to Brisas northern boundary will be obtained, and, although the Company has not yet obtained a definitive set-back agreement or something similar with the adjacent property title-holder to the north, management has not received any communication that such agreement (either formal or informal) will not be obtained in the future. Less than fifteen percent of the Company’s current proven and probable reserves is affected by the area subject to the setback agreement. The Company does not account for any mineralization not contained within Brisas. Further, previous approval of the Company’s mine operating plan acknowledges that either, the Company, a Venezuelan government entity and/or its subcontractor will mine the area between the pits with the extracted ore delivered to the appropriate property owner. Management has held discussions with MIBAM where it offered to mine the area and either process the ore, deliver the equivalent value in cash or metals or deliver the mineralized material to a stockpile of their or their contractor’s choice. It is unclear if a setback agreement will be required. If required management can give no assurances that a set-back agreement will be obtained.

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

     The Company has obtained several properties located near the Brisas property pursuant to CVG work contracts for infrastructure purposes and, based on the current mining law, applied to MIBAM in a timely manner for conversion thereof into mining concessions. MIBAM previously indicated that it would act on these conversion applications; however recent announcements by the government that it planned to organize a state-owned mining company and no longer issue any additional concessions but mining licenses which will likely impact the conversion process embodied in the current law. As an alternative to the conversion process, the Company will likely maintain the current work contracts and/or pursue some form of land use permit to use these properties for infrastructure needs not for mineral exploitation. In the third quarter of 2007 we received an accreditation letter of technical compliance from the MIBAM for the CVG work contracts.

34 of 92

Environmental Laws and Regulations

     Venezuela's environmental laws and regulations are administered through the MINAMB. The MINAMB proscribes certain mining recovery methods deemed harmful to the environment and monitors concessionaires' activities to ensure compliance. As part of the pre-requisites to obtain a mining concession from MIBAM, applicants submit an environmental questionnaire to MIBAM, which they in turn submit to the MINAMB for the allocation of the Permit to Occupy the Territory. The exploration process requires the applicant to submit a preliminary ESIA. Furthermore, the production permitting process is initiated by filing the proposed terms of reference which, when approved, serves as the basis for a complete ESIA. The format for the ESIA is stipulated in a 1996 law (Decree 1257). The Brisas ESIA has been approved and the Permit to Affect Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project was issued to the Company on March 27, 2007.

Other Taxes

     Venezuelan tax law provides for a maximum corporate income tax rate on mining companies of 34%. This rate applies to net income over approximately U.S. $52,510 depending on exchange rates. Other Venezuelan taxes that apply or may eventually apply to the Company’s subsidiaries include a 9% value added tax on goods and services, and a 5% to 20% import duty on mining equipment. Upon application, Venezuela offers certain exemptions or exonerations from value added tax and import duties to mining companies. Management is in the process of applying for such exemptions or exonerations, where available. The Government has announced its intentions to eliminate the VAT within the next two years.

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

Currency and Exchange Controls

     In 2003, the Central Bank of Venezuela enacted exchange control regulations as a measure to protect international reserves. Since March 2005, the exchange rate has been set at 2,150 Bolivars per one U.S. Dollar. In January 2008 Venezuela introduced a new currency, the "strong bolivar," intended to simplify the denominations by removing three zeros from the previous currency thereby fixing the rate at 2.15 Bolivars per U.S. Dollar.

     In February 2005, the Venezuelan government announced new regulations concerning exports from Venezuela, which required, effective April 1, 2005, all goods and services to be invoiced in the currency of the country of destination or in U.S. Dollars. The exchange control regulations, among other things, impose strict criminal and economic sanctions on the exchange of Venezuelan currency for other foreign currency other than through officially designated methods. Such currency exchange approvals have often been limited or delayed and, as a result, can negatively affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency.

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

35 of 92

Labor

     Venezuela, typical of most countries, has extensive labor laws and regulations including obligations to favor Venezuelan nationals for employment whenever possible. It is anticipated that, in the initial stages of the Company’s mining projects, approximately 95% of the workforce will be Venezuelan. In order to maintain or exceed this level, the Company will implement an extensive training program over the life of the project. Management plans to draw on Venezuela’s large industrial base to staff many of its positions, but the experience base for large-scale mining and milling operations in Venezuela is limited. The Company will draw on the regional area including the Puerto Ordaz, Las Claritas and Km 88 areas to fill a significant portion of the required management, engineering and administration staff positions.

DIVIDENDS

     We have not declared cash or share dividends since 1984 and have no present plans to pay any cash or share dividends. We may declare cash or share dividends in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividends.

DESCRIPTION OF SHARE CAPITAL

     In February 1999, Gold Reserve Corporation became a subsidiary of the Company, the successor issuer (the "Reorganization"). Generally, each shareholder of Gold Reserve Corporation received one Class A common share of the Company for each common share owned in Gold Reserve Corporation. For tax reasons, certain U.S. holders elected to receive equity units in lieu of Class A common shares. An equity unit, comprised of one Class B common share of the Company and one Gold Reserve Corporation Class B common share, is substantially equivalent to a Class A common share and is generally immediately convertible into Class A common shares. Equity units, of which 1,071,599 were issued at March 28, 2008, are not listed for trading on any stock exchange, but subject to compliance with applicable federal, provincial and state securities laws, may be transferred.

Class A common shares

     The Company is authorized to issue an unlimited number of Class A common shares without par value of which 55,230,253 Class A common shares were issued at March 28, 2008. Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Class A common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.

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

Preferred shares

     The Company is authorized, subject to the limitations prescribed by law and the Company’s articles of incorporation, from time to time, to issue an unlimited number of serial preferred shares; and to determine variations, if any, between any series so established as to all matters, including, but not limited to, the rate of dividend and whether dividends shall be cumulative or non-cumulative; the voting power of holders of such series; the rights of such series in the event of the dissolution of the Corporation or upon any distribution of the assets of the Corporation; whether the shares of such series shall be convertible; and such other designations, rights, privileges, and relative participating, optional or other special rights, and such restrictions and conditions thereon as are permitted by law. There are no preferred shares issued or outstanding at March 28, 2008.

36 of 92

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

The information in the following table relates to the trading of the common shares on the TSX during 2007.

	High	Low	Volume

	Canadian Dollars
January	$5.77	$4.08	1,348,048
February	6.42	5.12	1,416,193
March	8.18	4.80	3,199,476
April	8.48	7.58	3,782,243
May	8.03	5.71	3,688,938
June	6.59	5.71	2,846,235
July	6.12	5.30	744,399
August	5.21	4.35	1,454,949
September	4.96	3.91	1,721,487
October	4.92	4.36	1,060,596
November	5.03	4.50	860,785
December	5.21	4.18	1,826,444

     On March 28, 2008, the closing price for a Class A common share of the Company was Cdn $4.88 per share on the TSX and U.S. $4.84 per share on the AMEX. As of March 28, 2008, there were a total of 55,230,253 Class A common shares and 1,071,599 Class B common shares issued and outstanding.

37 of 92

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

Number of
Common Shares
Name, Residence and Position			Director	Beneficially
		Principal Occupation	and/or Officer	Owned as of
	Age	during the last five years	Since	March 28, 2008(1)

Rockne J. Timm (2) (3) (6)	62	Chief Executive Officer of the Company. Mr. Timm	March 1984	1,518,751
Washington, USA		is also a Director and President of both MGC
Chief Executive Officer and		Ventures, Inc. and Great Basin Energies, Inc.
Director

A. Douglas Belanger (2) (3) (6)	54	President of the Company. Mr. Belanger is also a	August 1988	1,842,386
Washington, USA		Director and Executive Vice President of both Great
President and Director		Basin Energies, Inc. and MGC Ventures, Inc.

James P. Geyer	55	Senior Vice President of the Company.	June 1997	370,948
Washington, USA
Senior Vice-President and Director

James H. Coleman (2) (3) (6)	57	Senior Partner of the law firm of Macleod Dixon	February 1994	336,050
Alberta, Canada		LLP of Calgary, Alberta. He is also a Director of
Non-Executive Chairman and		various public companies including Great Basin
Independent Director		Energies, Inc. and MGC Ventures, Inc.

Patrick D. McChesney (2) (3)(5)	58	Chief Financial Officer of Foothills Auto Group. He	August 1988	145,157
Washington, USA		is also a Director of Great Basin Energies, Inc. and
Independent Director		MGC Ventures, Inc.

Chris D. Mikkelsen (2) (3) (4) (5)	56	Principal in McDirmid, Mikkelsen & Secrest, P.S. (a	June 1997	358,041
Washington, USA		certified public accounting firm). Mr. Mikkelsen is
Independent Director		also a Director of Great Basin Energies, Inc. and
MGC Ventures, Inc.

Mary E Smith	55	Vice President- Administration and Secretary of the	February 1997	171,094
Washington, USA		Company. Ms. Smith is also Vice President
Vice President- Administration and		Administration of both MGC Ventures, Inc. and
Secretary		Great Basin Energies, Inc.

Douglas E. Stewart	56	Vice President- Project Development of the	April 1997	208,954
Colorado, USA		Company.
Vice President- Project
Development

Robert A. McGuinness	52	Vice President- Finance and Chief Financial Officer	March 1993	214,716
Washington, USA		of the Company. Mr. McGuinness is also Vice
Vice President-Finance and Chief		President-Finance of both MGC Ventures, Inc. and
Financial Officer		Great Basin Energies, Inc.

Jean Charles Potvin (4) (5)	54	Director, Chairman and Chief Executive Officer of	November 1993	204,604
Ontario, Canada		Tiomin Resources Inc.
Independent Director

(1)	Includes Common Shares issuable pursuant to options exercisable as of March 28, 2008 or exercisable within 60 days of March 28, 2008 as follows: Mr. Timm, 532,500; Mr. Belanger, 486,250; Mr. Geyer, 193,043; Mr. Coleman, 205,000; Mr. McChesney, 130,000; Mr. Mikkelsen, 130,000; Ms. Smith, 88,500; Mr. Stewart, 133,500; Mr. McGuinness, 111,584; and Mr. Potvin, 130,000.

38 of 92

(2)	Messrs. Timm, Belanger, Coleman, McChesney, and Mikkelsen are Directors of Great Basin Energies, Inc., which owns 491,192 Common Shares, or 0.9% of the outstanding Common Shares. The foregoing individuals beneficially own 10.3%, 7.3%, 2.9%, 2.3%, and 1.8%, respectively, of the outstanding common shares of Great Basin Energies, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in Great Basin Energies, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by Great Basin Energies, Inc.

(3)	Messrs. Timm, Belanger, Coleman, McChesney, and Mr. Mikkelsen are Directors of MGC Ventures, Inc., which owns 258,083 Common Shares, or 0.5% of the outstanding Common Shares. The foregoing individuals beneficially own 11.5%, 11.7%, 4.8%, 3.8%, and 2.9%, respectively, of the outstanding common shares of MGC Ventures, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in MGC Ventures, Inc.

Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by MGC Ventures, Inc.

(4)	Member of the Compensation Committee.

(5)	Member of the Audit Committee.

(6)	Member of the Executive Committee.

Each of the foregoing nominees has held his present principal occupation with his current employer or other positions with the same firm throughout the last five years, with the exception of Mr. McChesney, who in addition to assuming his current position with Foothills Auto Group, was controller for Remtech, Inc. in 2004 and 2005 and was the president of LMO Test Systems, Inc. from March 1996 to July 2004.

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

39 of 92

     Mr. McChesney is the Chief Financial Officer of Foothills Auto Group, an operator of franchised auto dealerships, where he is responsible for the financial statements. He was also President of LMO Test Systems, Inc., a manufacturer of automated test equipment for the semiconductor industry, where he was responsible for the company's financial statements. Mr. McChesney graduated from the University of Portland, with a Bachelor degree in Accounting. For his entire 32 year working career, he has prepared and analyzed financial statements in the mining, public accounting, retail, electronics and construction industries. Mr. McChesney has been a member of this Committee since August 1998.

External Auditor Service Fees

     Fees paid or payable to the Company’s independent external auditor, PricewaterhouseCoopers LLP, are detailed in the following table:

Fee category	Year Ended 2007 (Cdn$)	Year Ended 2006 (Cdn$)

Audit	236,235	68,892
Audit related	130,200	92,192
Tax	14,305	137,917
All other fees	0	0
Total	380,740	299,001

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

40 of 92

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

41 of 92

MATERIAL CONTRACTS.

     In May 2007, the Company issued $103,500,000 aggregate principal amount of its 5.50% Senior subordinated convertible notes. The notes pay interest semi-annually and are due on June 15, 2022. Subject to certain conditions, the notes may be converted into Class A common shares of the Company, redeemed or repurchased.

     The Company has placed orders totaling $121 million for the fabrication of processing equipment, Caterpillar equipment and other mining equipment and related engineering. As of December 31, 2007 the Company has made payments on these contracts of $29.1 million resulting in a remaining commitment of approximately $92 million.

     The Company has a services agreement with a group of Mandated Lenders to provide various banking services related to obtaining project financing for Brisas. The agreement provides for quarterly payments to each of the four banks in the Mandated Lenders group until the financing is secured. Thereafter the agreement is cancellable at anytime with no further obligation of the Company. The amount payable under the contract in 2007, if financing is not secured during 2008 and the contract is not cancelled by the Company, is $320,000.

     The Company leases office space under a non-cancelable operating lease which expires March 1, 2009. Future minimum annual rent payable under the lease is $125,741 in 2008 and $21,067 in 2009.

INTERESTS OF EXPERTS

     PricewaterhouseCoopers LLP is the Company’s auditor and has provided their auditors’ report on the audited consolidated financial statements for the financial year ended December 31, 2007 and on the effectiveness of internal control over financial reporting as of December 31, 2007. PricewaterhouseCoopers LLP has advised us that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the meaning of the Securities Acts administered by the US Securities and Exchange Commission.

     In March 20008 a National Instrument 43-101 technical report on the Brisas Project was updated by Pincock, Allen & Holt. To the best of our knowledge as of the date hereof, the aforementioned company, and all directors, officers and employees thereof, beneficially own, respectively, directly or indirectly, less than 1% of the securities of the Company. In addition, no director, officer or employee of the aforementioned company is expected to be elected, appointed or employed as a director, officer or employee of the Company.

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

42 of 92

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

batholith Bolivar

A mass of igneous rock with a surface area greater than 100 square kilometers. The basic monetary unit of the Republic of Venezuela. In January 2008 Venezuela introduced a new currency, the "strong bolivar," intended to simplify the denominations by removing three zeros from the current currency thereby fixing the rate at 2.15 Strong Bolivars or 2,150 Bolivars per one U.S. Dollar.

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

concession	A privilege, license or mining title granted by MIBAM to explore and, if warranted, produce minerals from a specified property.
Corporación Venezolana de Guayana (CVG)	A Venezuelan government-owned entity formed to foster industrial development and to explore and develop mineral resources in the Guayana region of Venezuela, including the State of Bolivar.
cyanidation	A method of extracting gold or silver from a crushed or ground ore by dissolving it in a weak cyanide solution.
dilution	Waste rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the average grade of the ore processed.
dip	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

43 of 92

environmental and social impact study (ESIA)	A report, compiled prior to a production decision that examines the effects of proposed mining activities on the natural surroundings.
equator principles	A financial industry benchmark for determining, assessing and managing social and environmental risk in project financing.
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

44 of 92

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

45 of 92

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

reclamation recovery	The restoration of a site after mining or exploration activity is completed. The percentage of valuable metal in the ore that is recovered by metallurgical treatment.
SAG Mill	SAG is an acronym for Semi-Autogenous Grinding, and applies to mills that utilize steel balls in addition to large rocks for grinding.
stock stratabound strataform… strike

An igneous body smaller than a batholith with a subcircular section.

Used to describe mineral deposits that are restricted to a single stratagraphic unit. Mineral deposits whose geometry is similar to that of its host rock.

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

46 of 92

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

s/ Rockne J. Timm	s/ Robert A. McGuinness
Chief Executive Officer	Vice President–Finance and CFO
March 28, 2008	March 28, 2008

47 of 92

INDEPENDENT AUDITORS’ REPORT To the Shareholders of Gold Reserve Inc.

     We have completed an integrated audit of Gold Reserve Inc.’s 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2007 and audits of its 2006 and 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

     We have audited the accompanying consolidated balance sheets of Gold Reserve Inc as at December 31, 2007 and December 31, 2006, and the related consolidated statements of operations comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit of the Company’s financial statements as at December 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company’s financial statements as at December 31, 2006 and for each of the years in the two year period then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

     We have also audited Gold Reserve Inc.’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting on page 4 of the Annual Report on Form 40F. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

     We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

48 of 92

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

s/ PricewaterhouseCoopers LLP Chartered Accountants Vancouver, British Columbia March 27, 2008

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

     In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 2 to the financial statements. Our report to the shareholders dated March 27, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

s/ PricewaterhouseCoopers LLP Chartered Accountants Vancouver, British Columbia March 27, 2008

49 of 92

		GOLD RESERVE INC.
		CONSOLIDATED BALANCE SHEETS
		December 31, 2007 and 2006
		(Expressed in U.S. Dollars)
			2007	2006

			ASSETS
Cash and cash equivalents (Note 3)			$ 94,680,576	$ 25,374,688
Marketable securities (Note 5)			4,987,511	3,309,622
Deposits, advances and other			652,572	515,396

Total current assets			100,320,659	29,199,706

Property, plant and equipment, net (Note 6)			128,624,670	73,643,895
Restricted cash (Note 12)			52,080,603	–
Prepaid and other			872,971	1,772,120

Total assets			$ 281,898,903	$ 104,615,721

			LIABILITIES
Accounts payable and accrued expenses			$ 7,719,316	$ 1,914,633
Accrued interest			237,188	–

Total current liabilities			7,956,504	1,914,633

Convertible notes (Note 15)			70,306,054	–
Minority interest in consolidated subsidiaries			2,315,536	1,729,076

Total liabilities			$ 80,578,094	$ 3,643,709

Measurement Uncertainty (Note 1)
Commitments (Note 12)

		SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares and Equity Units: (Note 14)			$ 244,295,503	$ 167,463,742
Class A common shares, without par value
Authorized:	Unlimited
Issued:	2007… 55,060,934	2006...	40,581,192
Outstanding:	2007… 54,810,934	2006...	40,331,192
Equity Units
Issued:	2007… 1,085,099	2006…	1,085,099
Outstanding:	2007… 585,824	2006…	585,824
Equity component of convertible notes (Note 15)			28,784,710	–
Less, common shares and equity units held by affiliates			(636,267)	(636,267)
Stock options			7,662,237	3,105,169
Accumulated deficit			(81,371,254)	(68,959,761)
Accumulated other comprehensive income			2,696,571	–
KSOP debt (Note 7)			(110,691)	(871)

Total shareholders' equity			201,320,809	100,972,012

Total liabilities and shareholders' equity			$ 281,898,903	$ 104,615,721

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

s/ Chris D. Mikkelsen			s/ Patrick D. McChesney

50 of 92

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2007, 2006 and 2005
(Expressed in U.S. Dollars)

	2007	2006	2005

Other Income:
Interest income	$ 5,164,480	$ 1,088,403	$ 859,945
Gain on sale of marketable securities	1,334,604	7,163,655	542,923

	6,499,084	8,252,058	1,402,868
Expenses:
General and administrative	12,143,569	6,646,798	5,054,420
Technical services	5,093,963	5,015,222	3,876,928
Corporate communications	904,157	699,922	662,350
Legal and accounting	774,140	756,752	749,208
Foreign currency (gain) loss	(926,299)	1,141,932	78,070
Minority interest in net income
of consolidated subsidiaries	462,474	446,374	7,703
	18,452,004	14,707,000	10,428,679

Net loss before tax	(11,952,920)	(6,454,942)	(9,025,811)
Income tax expense (Note 10)	458,573	521,803	1,471
Net loss for the year	$ (12,411,493)	$ (6,976,745)	$ (9,027,282)

Net loss per share–basic and diluted	$ (0.25)	$ (0.18)	$ (0.26)

Weighted average common shares outstanding	49,703,688	38,123,819	35,048,800

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
For the Year Ended December 31, 2007
(Expressed in U.S. Dollars)

Net loss for the year	$ (12,411,493)
Other comprehensive income, net of tax:
Holding gain arising during period	2,005,468
Adjustment for realized gains included in net loss	(1,334,604)
Other comprehensive income	670,864
Comprehensive loss for the year	$ (11,740,629)

The accompanying notes are an integral part of the consolidated financial statements.

51 of 92

		GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2007, 2006 and 2005
			(Expressed in U.S. Dollars)

				Equity Com-	Common Shares			Accumulated
Common Shares and Equity Units Issued				ponent of Con-	and Equity Units	Stock	Accumulated	Other Compre-	KSOP
Common Shares Equity Units			Amount	vertible Notes	Held by Affiliates	Options	Deficit	hensive income	Debt

Balance, December 31, 2004	33,715,795	1,157,397 $ 136,907,516		–	$ (674,598)	$ 1,004,197	$ (52,955,734)	–	$ (105,323)
Equity units exchanged for
common shares	47,377	(47,377)
Net loss							(9,027,282)
Stock option compensation						863,340
Common shares issued for:
Cash	1,106,765		2,612,344
Services	251,350		733,232
KSOP	75,000		258,971						(258,971)
Allocation to KSOP participants									280,074

Balance, December 31, 2005	35,196,287	1,110,020	140,512,063	–	(674,598)	1,867,537	(61,983,016)	–	(84,220)
Equity units exchanged for
common shares	24,921	(24,921)
Net loss							(6,976,745)
Stock option Compensation						1,390,776
Fair value of options exercised			153,144			(153,144)
Common shares issued for:
Cash	5,096,109		25,702,673
Services	163,875		747,075
KSOP	100,000		189,063						(189,063)
Allocation to KSOP participants									272,412
Decrease in Shares held
by affiliates			159,724		38,331

Balance, December 31, 2006	40,581,192	1,085,099	167,463,742	–	(636,267)	3,105,169	(68,959,761)	–	(871)
Opening balance on adoption of
new accounting standard								$ 2,025,707
Net loss							(12,411,493)
Other comprehensive income								670,864
Stock option Compensation						4,724,120
Equity component of convertible notes				28,784,710
Fair value of options exercised			167,052			(167,052)
Common shares issued for:
Cash	13,985,742		74,349,097
Services	394,000		1,818,012
KSOP	100,000		497,600						(497,600)
Allocation to KSOP participants									387,780

Balance, December 31, 2007	55,060,934	1,085,099	$ 244,295,503	$ 28,784,710	$ (636,267)	$7,662,237	$ (81,371,254)	$ 2,696,571	$ (110,691)

The accompanying notes are an integral part of the consolidated financial statements.

52 of 92

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007, 2006 and 2005
(Expressed in U.S. Dollars)

	2007	2006	2005

Cash Flow from Operating Activities:
Net loss for the year	$ (12,411,493)	$ (6,976,745)	$ (9,027,282)
Adjustments to reconcile net loss to net
cash used by operating activities:
Stock option compensation	4,724,120	1,390,776	863,340
Depreciation	179,111	147,798	93,157
Amortization of discount on
debt investments	–	(419)	(2,251)
Foreign currency loss	1,131,269	–	78,070
Minority interest in net income of
consolidated subsidiaries	462,474	446,374	7,703
Net gain on disposition of marketable securities	(1,334,604)	(7,163,655)	(542,923)
Shares issued for compensation and KSOP	2,205,792	1,019,487	1,013,306
Changes in non-cash working capital:
(Increase) decrease in deposits, advances and accrued interest	(137,176)	(73,266)	(92,558)
Increase (decrease) in accounts payable and accrued expenses	(494,798)	29,880	(120,070)
Net cash used by operating activities	(5,675,305)	(11,179,770)	(7,729,508)

Cash Flow from Investing Activities:
Purchase of marketable securities	(4,163,941)	(6,539,362)	(3,903,158)
Purchase of property, plant and equipment	(44,689,332)	(15,078,403)	(5,574,241)
Proceeds from the sale and maturity of marketable securities	6,517,227	13,379,048	6,991,874
Increase in restricted cash	(52,080,603)	–	–
Capitalized interest paid on convertible notes	(3,273,187)	–	–
Other	(108,134)	(279,750)	(205,764)
Net cash used by investing activities	(97,797,970)	(8,518,467)	(2,691,289)

Cash Flow from Financing Activities:
Net proceeds from issuance of convertible notes	98,430,066	–	–
Net proceeds from issuance of common shares	74,349,097	25,702,673	2,612,344
Net cash provided by financing activities	172,779,163	25,702,673	2,612,344

Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	69,305,888	6,004,436	(7,808,453)
Cash and cash equivalents - beginning of year	25,374,688	19,370,252	27,178,705
Cash and cash equivalents - end of year	$ 94,680,576	$ 25,374,688	$ 19,370,252

Supplemental Cash Flow Information

Non-cash investing and financing activities:
Issuance of common shares as compensation	$ 1,818,012	$ 747,075	$ 733,232
Issuance of common shares to KSOP Plan	$ 497,600	$ 189,063	$ 258,971

The accompanying notes are an integral part of the consolidated financial statements.

53 of 92

1. The Company and Significant Accounting Policies:

     The Company. Gold Reserve Inc. (the “Company”) is a mining company incorporated in 1998 under the laws of the Yukon Territory, Canada, and is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. The Company’s primary mineral asset, the Brisas Project, is a gold/copper deposit located in the Km 88 mining district of the State of Bolivar in southeastern Venezuela. The Company has no revenue producing mining operations at this time. All amounts shown herein are expressed in U.S. Dollars unless otherwise noted.

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

     Presentation of Financial Statements and Consolidation. The consolidated financial statements contained herein have been prepared in accordance with accounting principles generally accepted in Canada, which as described in Note 17, differ in certain material respects from accounting principles generally accepted in the United States of America.

      These consolidated financial statements include the accounts of the Company, Gold Reserve Corporation, two domestic subsidiaries, Great Basin Energies, Inc. (“Great Basin”) and MGC Ventures Inc. (“MGC Ventures”), four Venezuelan subsidiaries, two Barbadian subsidiaries and five Aruban subsidiaries which were formed to hold the Company’s interest in its foreign subsidiaries or for future transactions. All subsidiaries are wholly owned with the exception of Great Basin and MGC Ventures which are 45% and 44% owned, respectively. All intercompany accounts and transactions have been eliminated on consolidation. The Company’s policy is to consolidate those subsidiaries where control exists. See Note 9.

     Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. Cash and cash equivalents are designated as available-for-sale and recorded at fair value. At December 31, 2007 and 2006, the Company had approximately $311,000 and $718,000, respectively, in Venezuela and banks outside Canada and the United States.

     Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property’s economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. The Company capitalizes those costs which are directly attributable to the Brisas project including engineering, procurement and construction management, mine planning, environmental impact studies, drilling, assaying and interest. Costs related to staffing and maintenance of offices and facilities in Venezuela are charged to operations. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

     Property, Plant and Equipment. Property, plant and equipment are recorded at the lower of cost less accumulated depreciation. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset. Interest and financing costs incurred during the construction and development of qualifying assets are capitalized.

54 of 92

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

     Foreign Currency. The U.S. Dollar is the Company’s functional currency. The Company’s foreign subsidiaries are integrated foreign operations and accordingly foreign currency amounts are translated into U.S. Dollars using the temporal method. Non-monetary assets and liabilities are translated at historical rates, monetary assets and liabilities are translated at current rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in operating expenses.

     In 2003, the Venezuelan government implemented foreign exchange controls which fixed the rate of exchange between the Venezuelan Bolivar and the US dollar. Since March of 2005, the rate has been fixed at 2,150 Bolivares (Bs.) to US $1.00 ($). In October of 2005, the government enacted the Criminal Exchange Law which imposes sanctions on the exchange of Bolivares with foreign currency unless the exchange is made by officially designated methods. The exchange regulations do not apply to transactions with certain securities denominated in Bolivares which can be swapped for securities denominated in another currency effectively resulting in a parallel market for the Bolivar.

     Through 2006, the Company re-measured its Bolivar denominated transactions at the official exchange rate of Bs. 2,150/$. In 2007, based on new guidance from the AICPA’s International Practices Task Force, the Company concluded that parallel market rate was the most appropriate rate to use to re-measure Bolivar transactions. Accordingly, in 2007 the Company used the average rate received in the parallel market of Bs. 4,446/$ to re-measure Bolivar transactions and at December 31, 2007, used the parallel rate to translate Bolivar denominated monetary items.

     Stock Based Compensation. The Company uses the fair value method of accounting for stock options. The fair value is computed using the Black-Scholes method as described in note 8 and is expensed over the vesting period of the option. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock.

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

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Measurement Uncertainty. At December 31, 2007, nearly all of our non-cash assets, including our primary mining asset, the Brisas Project, were located in Venezuela. Our operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labor and economic developments, unrest, currency and exchange controls, import/export restrictions, government bureaucracy, corruption and uncertain legal enforcement. We have not experienced any significant adverse impact to date on our operations in Venezuela nor have we curtailed our investment activities in the country. However, one or more of the issues described herein or other factors beyond our control could adversely affect our operations and investment in Venezuela in the future.

     Management’s capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs are based on, among other things, the Company’s estimate of current mineral reserves and resources which are based on engineering and geological estimates, estimated gold and copper prices, estimated plant construction and operating costs and the procurement of all necessary regulatory permits and approvals. In addition, the Company records amounts paid for value-added tax as a non-current asset based on the assumption that these amounts will be recoverable when the Brisas Project begins production. These assumptions and estimates could change in the future and this could affect the carrying value and the ultimate recoverability of the amounts recorded as property and mineral rights, capitalized exploration and development costs and other assets. The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

55 of 92

     Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A and B common shares outstanding during each year, which has been reduced by the common shares owned by Great Basin and MGC Ventures. As of December 31, 2007, 2006 and 2005, there were 3,054,857, 1,369,074, and 2,530,682 shares, respectively, available for issuance pursuant to the exercise of previously granted share options. In addition, at December 31, 2007, 2006 and 2005 there were nil, nil and 2,680,500 shares, respectively, available for issuance upon exercise of common share purchase warrants. In periods in which a loss is incurred, the effect of potential issuances of shares under options, warrants and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same.

     Asset Retirement Obligations. The Company accounts for asset retirement obligations based on the guidance in Canadian Institute of Chartered Accountants standard 3110. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the same period as the underlying asset.

     Convertible Notes. Convertible notes are initially recorded at fair value and subsequently measured at amortized cost. They are allocated between their equity and debt component parts based on their respective fair values at the time of issuance and recorded net of transaction costs. The equity portion of the notes is estimated using the residual value method. The fair value of the debt component is accreted to the face value of the notes using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense. Interest expense allocable to the qualifying cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

2. Adoption of New Accounting Policies

     Effective January 1, 2007, the Company adopted CICA Section 3855, Financial Instruments – Recognition and Measurement. This section establishes standards for determining when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether it will be measured using a cost-based or fair value method. As of January 1, 2007, our cash and cash equivalents, restricted cash and investments in marketable securities have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined by reference to published price quotations in active markets and changes in these fair values are reflected in other comprehensive income and included in shareholders’ equity. Our convertible notes are recorded at amortized cost. Transaction costs incurred to issue the notes are deducted from the underlying balance. Other financial instruments have been designated as loans and receivables or other financial liabilities and are measured at amortized cost.

     We also adopted CICA section 1530, Comprehensive Income effective January 1, 2007. This section requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes net income or loss and other comprehensive income. Other comprehensive income may include holding gains and losses on available-for-sale securities, gains and losses on certain derivative instruments and foreign currency gains and losses from self sustaining foreign operations.

56 of 92

As of January 1, 2007, the effect on our balance sheet of adopting these standards is summarized below.

As prescribed by these standards, prior periods have not been restated.

			January 1,
		Adjustment on	2007
	December 31, 2006	Adoption of	Opening
U.S. Dollars	as Reported	New Standards	Balance

ASSETS
Current Assets
Cash and cash equivalents	$ 25,374,688		$ 25,374,688
Marketable securities	3,309,622	$ 2,334,240A	5,643,862
Deposits, advances and other	515,396		515,396

Total current assets	29,199,706	2,334,240	31,533,946
Property, plant and equipment, net	73,643,895		73,643,895
Other	1,772,120		1,772,120

Total assets	$ 104,615,721	$ 2,334,240	$ 106,949,961

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses	$ 1,914,633		$ 1,914,633
Future income tax	-	$ 308,533B	308,533

Total current liabilities	1,914,633	308,533	2,223,166
Minority interest in consolidated subsidiaries	1,729,076		1,729,076

Total liabilities	3,643,709	308,533	3,952,242

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value, none issued
Common shares and equity units, without par value	167,463,742		167,463,742
Less common shares held by affiliates	(636,267)		(636,267)
Stock options	3,105,169		3,105,169
Accumulated deficit	(68,959,761)		(68,959,761)
Accumulated other comprehensive income	-	2,025,707C	2,025,707
KSOP debt	(871)		(871)

Total shareholders' equity	100,972,012	2,025,707	102,997,719

Total liabilities and shareholders' equity	$ 104,615,721	$ 2,334,240	$ 106,949,961

A Investments in marketable securities previously accounted for at cost are designated as available-for-sale and carried at fair value.

B The tax effect of the adjustment to marketable securities is recorded as a future tax liability.

C The adjustment to marketable securities, net of future tax is recorded as accumulated other comprehensive income.

Our accumulated other comprehensive income consists of unrealized gains on available-for-sale securities, net of tax. Following is a summary of the changes in accumulated other comprehensive income since the adoption of the new accounting standard on January 1, 2007.

Accumulated Other Comprehensive Income

Opening balance on adoption of new accounting standard, January 1, 2007	$ 2,025,707
Other comprehensive income during the period	670,864

Accumulated Other Comprehensive Income at December 31, 2007	$ 2,696,571

57 of 92

3.	Cash and Cash Equivalents:

		2007	2006

Bank deposits		$ 89,682,777	$ 23,838,243
Money market funds		4,997,799	1,536,445

Total		$ 94,680,576	$ 25,374,688

4. Financial Instruments:

     The carrying amounts for short term deposits, advances, accounts payable and accrued expenses on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. The Company diversifies its cash and investment holdings into Canadian and U.S. treasury and agency obligations, major financial institutions and corporations in order to limit its exposure to risk of principal, liquidity risk and the risk of changes in interest rates. The fair values of investments in marketable securities are determined by reference to published price quotations in an active market and are disclosed in Note 5. The Company is exposed to foreign exchange risk due to its operations in Venezuela and does not actively manage this exposure at this time.

5.	Marketable Securities:
Quoted
		Cost	Market Value

December 31, 2007

Available-for-sale securities		$ 2,290,940	$ 4,987,511

December 31, 2006

Equity Securities		$ 3,309,622	$ 5,643,862

At December 31, 2006, the Company’s marketable securities consisted of investments in equity securities which were carried at cost. Effective January 1, 2007, with the adoption of the new accounting standard related to financial instruments (see note 2), the company’s marketable securities have been classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized.

58 of 92

6.	Property, Plant and Equipment:
			Accumulated
		Cost	Depreciation	Net

2007

United States
Furniture and office equipment		$ 468,976	$ (318,283)	$ 150,693
Leasehold improvements		35,633	(35,633)	–

		$ 504,609	$ (353,916)	$ 150,693

Venezuela

Property and mineral rights		$ 11,252,335		$ 11,252,335
Capitalized exploration costs		77,225,929		77,225,929
Machinery and equipment deposits		38,853,176		38,853,176
Buildings		751,791	(321,904)	429,887
Furniture and office equipment		592,777	(482,038)	110,739
Transportation equipment		688,829	(415,443)	273,386
Machinery and equipment		646,724	(318,199)	328,525

		130,011,561	(1,537,584)	128,473,977

Total		$ 130,516,170	$ (1,891,500)	$ 128,624,670

2006

United States
Furniture and office equipment		$ 417,432	$ (291,095)	$ 126,337
Leasehold improvements		35,633	(35,633)	–

		$ 453,065	$ (326,728)	$ 126,337

Venezuela

Property and mineral rights		$ 11,252,335		$ 11,252,335
Capitalized exploration costs		61,875,623		61,875,623
Buildings		381,599	$ (287,645)	93,954
Furniture and office equipment		560,981	(449,466)	111,515
Transportation equipment		529,046	(348,897)	180,149
Machinery and equipment		318,042	(314,060)	3,982

		74,917,626	(1,400,068)	73,517,558

Total		$ 75,370,691	$ (1,726,796)	$ 73,643,895

As of December 31, 2007, Machinery and equipment deposits include amounts paid for infrastructure and milling equipment either in the manufacturing stage or being stored by the manufacturer pending delivery to the project site.

59 of 92

7. KSOP Plan:

     The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. Unallocated shares are recorded as a reduction to shareholders’ equity. Allocation of common shares to participants’ accounts is at the discretion of the Company’s board of directors, subject to certain limitations. The value of the shares allocated is recorded in the statement of operations with a reduction of the KSOP debt account. The Company allocated contributions to eligible participants for the Plan years 2007, 2006 and 2005 of $387,780, $272,412, and $280,074, respectively. As of December 31, 2007, 22,246 common shares remain unallocated to plan participants.

8. Share Option Plan:

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

		2007	2006		2005

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Options outstanding at
beginning of year	2,662,716	$ 3.36	3,148,844	$ 1.36	3,316,374	$ 1.39
Options exercised	(228,577)	1.56	(1,823,295)	0.77	(573,030)	1.00
Options canceled	(70,000)	2.20	(54,333)	2.72	(115,000)	4.16
Options granted	2,081,000	4.79	1,391,500	4.47	520,500	3.21

Options outstanding at
end of year	4,445,139	$ 4.14	2,662,716	$ 3.36	3,148,844	$ 1.36

Options exercisable
at end of year	3,054,857	$ 3.91	1,369,074	$ 2.52	2,530,682	$ 1.18

		Price		Price		Price
		Range		Range		Range

Exercise price at end of year		$ 0.72 - $ 5.45		$ 0.69 - $ 5.36		$ 0.57 - $ 4.14
Exercise price of exercisable options		$ 0.72 - $ 5.45		$ 0.69 - $ 4.65		$ 0.57 - $ 4.14

The following table relates to stock options at December 31, 2007
					Weighted Average
		Weighted	Weighted			Exercise Price
Price	Number	Average Remaining	Average		Number	of Exercisable
Range	Outstanding	Contractual Life	Exercise Price		Exercisable	Options

$0.72 - $1.89	604,139	2.26	$1.70		604,139	$1.70
$2.15 - $4.00	509,000	2.41	$3.45		438,500	$3.37
$4.02 - $4.19	595,500	3.59	$4.15		441,125	$4.16
$4.22 - $4.62	476,500	3.75	$4.46		158,760	$4.57
$4.65 - $4.65	25,000	0.68	$4.65		16,500	$4.65
$4.83 - $4.83	1,901,000	2.13	$4.83		1,228,333	$4.83
$4.89 - $5.24	224,000	3.38	$5.08		117,600	$5.07
$5.29 - $5.29	25,000	3.93	$5.29		12,500	$5.29
$5.36 - $5.36	65,000	3.93	$5.36		34,900	$5.36
$5.45 - $5.45	20,000	4.42	$5.45		2,500	$5.45

$0.72 - $5.45	4,445,139	2.65	$4.14		3,054,857	$3.91

60 of 92

     The Company recorded additional compensation expense of $4,724,120, $1,390,776, and $863,340 for stock options granted during 2007, 2006 and 2005, respectively. The fair value of the options granted was calculated using the Black-Scholes model. In 2007, the model assumed a weighted average risk free interest rate of 3.09%, expected life of 2.29 years, expected volatility of 81% and a dividend yield of $nil. In 2006, the model assumed a weighted average risk free interest rate of 4.63%, expected life of three years, expected volatility of 82% and a dividend yield of $nil. In 2005, the model assumed a risk free interest rate of 3.94%, expected life of three years, expected volatility of 65% and a dividend yield of $nil.

9. Related Party Transactions:

     MGC Ventures. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of MGC Ventures. The Company owned 12,062,953 common shares of MGC Ventures at December 31, 2007 and 2006, which represented 44% and 46%, respectively of its outstanding shares. The Company believes it has control over MGC Ventures due to the combined shareholdings of the Company and its officers and directors. MGC Ventures owned 258,083 common shares of the Company at December 31, 2007 and 2006. In addition, MGC Ventures owned 280,000 common shares of Great Basin at December 31, 2007 and 2006. During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

     Great Basin. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of Great Basin. The Company owned 15,661,595 common shares of Great Basin at December 31, 2007 and 2006, which represented 45% and 46%, respectively of its outstanding shares. The Company believes it has control over Great Basin due to the combined shareholdings of the Company and its officers and directors. Great Basin owned 491,192 common shares of the Company at December 31, 2007 and 2006. Great Basin also owned 170,800 common shares of MGC Ventures at December 31, 2007 and 2006. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

10. Income Tax:

     No income tax benefit has been recorded for the three years ended December 31, 2007. The Company’s Venezuelan subsidiaries are not subject to Venezuelan income tax during the development stage and accordingly have not paid or accrued any income tax during the three years ended December 31, 2007. Two of the Company’s U.S. subsidiaries earned net income in 2007, 2006 and 2005 which is included in the Company’s consolidated net loss. Income tax expense recorded by these subsidiaries in 2007, 2006 and 2005 amounted to $458,573, $521,803 and $1,471, respectively.

     The Company has recorded a valuation allowance to reflect the estimated amount of the future tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for future tax assets may be reduced in the near term if the Company’s estimate of future taxable income changes. The components of the Canadian and U.S. future income tax assets and liabilities as of December 31, 2007 and 2006 were as follows:

	Future Tax Asset

	2007	2006

Accounts payable and accrued expenses	$ 229,449	$ 255,731
Investment income	–	–
Property, plant and equipment	8,503,457	8,506,461

Total temporary differences	8,732,906	8,762,192
Net operating loss carry forward	14,822,963	11,022,034
Alternative minimum tax credit	19,871	19,871

Total temporary differences, operating losses
and tax credit carry forwards	23,575,740	19,804,097
Valuation allowance	(23,575,740)	(19,804,097)

Net deferred tax asset	$ –	$ –

61 of 92

10. Income Tax, continued:

At December 31, 2007, the Company had the following U.S. and Canadian tax loss carry forwards and tax credits:

	U.S.	Canadian	Expires

Regular tax net operating loss:	$ 1,244,312	$ 388,388	2008
	688,808	511,227	2009
	341,750	1,149,067	2010
	645,622	–	2011
	1,424,144	–	2012
	–	1,747,595	2014
	–	2,178,171	2015
	1,386,674	–	2018
	1,621,230	–	2019
	665,664	–	2020
	896,833	–	2021
	1,435,774	–	2022
	1,806,275	–	2023
	2,760,522	–	2024
	3,680,288	–	2025
	4,622,825	2,644,804	2026
	6,033,181	5,723,795	2027

	$ 29,253,902	$ 14,343,047

Alternative minimum tax net operating loss:	$ 1,218,023	–	2008
	660,271	–	2009
	304,472	–	2010
	618,845	–	2011
	1,399,529	–	2012

	$ 4,201,140	–

Alternative minimum tax credit	$ 19,871

62 of 92

11. Segmented Financial Information:

The Company has one operating segment, which is the exploration and development of mineral properties. Segmented financial information by geographic region is as follows:

	U.S./Canada	Venezuela	Consolidated
2007

Other income	$ 6,499,084	–	$ 6,499,084
Depreciation	39,447	$ 139,664	179,111
Net loss	7,654,544	4,756,949	12,411,493

Identifiable assets
Property, plant and equipment, net	$ 150,693	$ 128,473,977	$ 128,624,670
General corporate assets	151,750,970	1,523,263	153,274,233

Total identifiable assets	$ 151,901,663	$129,997,240	$ 281,898,903

2006

Other income	$ 8,252,058	–	$ 8,252,058
Depreciation	31,814	$ 115,984	147,798
Net loss	3,110,063	3,866,682	6,976,745

Identifiable assets
Property, plant and equipment, net	$ 126,337	$ 73,517,558	$ 73,643,895
General corporate assets	28,054,737	2,917,089	30,971,826

Total identifiable assets	$ 28,181,074	$ 76,434,647	$ 104,615,721

2005

Other income	$ 1,402,868	–	$ 1,402,868
Depreciation	23,462	$ 69,695	93,157
Net loss	5,802,593	3,224,689	9,027,282

Identifiable assets
Property, plant and equipment, net	$ 79,769	$ 57,936,333	$ 58,016,102
General corporate assets	22,164,983	1,773,787	23,938,770

Total identifiable assets	$ 22,244,752	$ 59,710,120	$ 81,954,872

Net loss and identifiable assets of each segment are those that are directly identified with those geographic locations.

12. Commitments:

     In June 2007, the Company placed a $64 million order for the fabrication of the Brisas gyratory crusher, pebble crushers, Semi Autogenous Grinding (SAG) and ball mills and other processing equipment from Metso Minerals. As of December 31, 2007, the Company has made payments on this order of $12.0 million. In connection with this order, the Company opened an irrevocable standby letter of credit with a Canadian chartered bank in the amount of $57.7 million, providing security on the performance of obligations. As of December 31, 2007, the Company has restricted cash of $52.1 million as required by this letter of credit.

     The Company has placed additional orders of approximately $57 million for haulage equipment, front end loaders, construction machinery and other mining equipment and related engineering for the construction and operation of Brisas. As of December 31, 2007, the Company has made payments on these orders of $17.1 million and is due to make additional payments totaling $31.1 million during 2008.

63 of 92

     In addition, the Company has a services agreement with a group of Mandated Lenders to provide various banking services related to obtaining project financing for the Brisas Project. The agreement provides for quarterly payments to each of the four banks in the Mandated Lenders group until the financing is secured. The agreement is cancellable at anytime with no further obligation of the Company. The amount payable under the contract in 2008, if financing is not secured during 2008 and the contract is not cancelled by the Company, is $320,000.

     The Company leases office space under a non-cancelable operating lease. In January 2004, the lease was renewed for an additional five years commencing March 1, 2004. Rent expense under the lease during 2007, 2006 and 2005 was $121,928, $118,813 and $115,180, respectively. Future minimum annual rent payable under the lease is $125,741 in 2008 and $21,067 in 2009.

13. Shareholder Rights Plan:

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

14. Common Shares

     In May 2007, the Company closed a public offering of 13,762,300 Class A common shares of the Company, representing aggregate net proceeds to the Company of approximately $74 million. In addition to the shares issued in the public offering, the Company issued 223,442 shares for $333,966 upon exercise of stock options, 100,000 shares valued at $497,600 were issued to the KSOP and 394,000 shares valued at $1,818,012 were issued as compensation to employees or remuneration for services from consultants.

     In May 2006, the Company closed a public offering of 3,335,000 Class A common shares of the Company, representing aggregate net proceeds to the Company of approximately US $24.6 million. In 2006, in addition to the shares issued in the public offering, 1,761,109 shares were issued upon exercise of stock options, 100,000 shares were issued to the KSOP and 163,875 shares were issued as compensation. On November 4, 2006 the company amended the terms of 2,680,500 Class A common share purchase warrants which had been set to expire on November 6, 2006. The amendments, which were subject to shareholder approval, increased the exercise price of the warrants from Canadian $6.50 to Canadian $6.55 and extended the expiry date of the warrants to July 31, 2007. None of the warrants were exercised prior to expiration.

     During 2005, 573,030 shares were issued upon exercise of stock options, 533,735 shares were issued upon exercise of warrants, 251,350 shares were issued for compensation and 75,000 shares were issued to the KSOP plan.

64 of 92

15. Convertible Notes

     In May 2007, the Company issued $103,500,000 aggregate principal amount of its 5.50% Senior subordinated convertible notes. The notes are unsecured, bear interest at a rate of 5.50% annually, pay interest semi-annually in arrears and are due on June 15, 2022. The notes are convertible into Class A common shares of the Company at the initial conversion rate, subject to adjustment, of 132.626 shares per $1,000 principal amount (equivalent to a conversion price of $7.54) . Upon conversion, the Company will have the option, unless there has occurred and is then continuing an event of default under the Company’s indenture to deliver common shares, cash or a combination of common shares and cash for the notes surrendered. Accounting standards require the Company to allocate the notes between their equity and debt component parts based on their respective fair values at the time of issuance. The liability component was computed by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated equity component. The equity portion of the notes was estimated using the residual value method at approximately $29 million net of issuance costs. The fair value of the debt component is accreted to the face value of the notes using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense. The expected life of the notes is an estimate and is subject to change, if warranted by facts and circumstances related to the potential early redemption of the notes by either the Company or the holders. Interest and accretion expense allocable to the qualifying cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use. During 2007, the company capitalized $4.2 million in interest and accretion expense.

     At any time on or after June 16, 2010, and until June 15, 2012, the Company may redeem the notes, in whole or in part, for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest if the closing sale price of the Common Shares is equal to or greater than 150% of the conversion price then in effect and the closing price for the Company’s Common Shares has remained above that price for at least twenty trading days in the period of thirty trading days preceding the Company’s notice of redemption. Beginning on June 16, 2012, the Company may, at its option, redeem all or part of the notes for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest.

     The note holders have the option to require the Company to repurchase the notes on June 15, 2012, at a price equal to 100% of the principal amount of the notes plus accrued but unpaid interest. The Company may elect to satisfy its obligation to pay the repurchase price, in whole or in part, by delivering Common Shares. In the event of a change of control of the Company, the Company will be required to offer to repurchase the notes at a purchase price equal to 100% of the principal amount of the notes plus accrued but unpaid interest unless there has occurred and is continuing certain events of default under the Company’s indenture. The Company may elect to satisfy its obligation to repurchase the notes in whole or in part by delivering Common Shares.

     At December 31, 2007, the fair value of the debt component of the convertible notes was estimated to be $78.7 million based on the net present value of the remaining future payments of interest and principal, discounted at the prevailing market interest rate.

16. New Accounting Standards

     CICA Section 1535. Capital Disclosures. This Section establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company will be required to disclose information that enables the users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital. The Company will adopt this section effective January 1, 2008 and management is currently assessing the impact on the Company’s financial statements.

     CICA Section 3862, Financial Instruments – Disclosures. This Section requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The Company will adopt this section effective January 1, 2008 and management is currently assessing the impact on the Company’s financial statements.

     CICA Section 3064, Goodwill and Intangible Assets. This Section establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the

65 of 92

withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

     FAS 155, Accounting for certain hybrid financial instruments. This standard establishes, among other things, the accounting for certain derivatives embedded in other financial instruments. FAS 155 amends FAS 133 on derivatives and hedging and FAS 140 on transfers and servicing of financial assets and extinguishments of liabilities. The adoption of this standard on January 1, 2007 had no impact on the Company’s reported results.

     Uncertain Tax Positions. In June 2006, FASB issued Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109, FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. The Company has not recorded any tax amount as a result of the adoption of this standard.

     FAS 157, Fair Value Measurements. In September 2006, FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures. The standard does not require any new fair value measurements. In December 2007, the FASB issued SFAS 157-b, which provided for a one-year deferral of the implementation of SFAS 157 for non-financial assets and liabilities. However, the Company is still required to adopt SFAS 157 effective January 1, 2008 for financial assets and liabilities that are carried at fair value.

     FAS 159, Fair Value Option. In February 2007, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115." SFAS No. 159 provides companies with an option to measure, at specified election dates, financial instruments and certain other items at fair value that are not currently measured at fair value. For those items for which the fair value option is elected, unrealized gains and losses will be recognized in earnings for each subsequent reporting period. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This standard is effective for years beginning after November 15, 2007. The Company is currently evaluating the impact of this standard on its financial statements.

     FAS 141R, Business Combinations. In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combination". SFAS No. 141 (R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and non-controlling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of this standard on its financial statements.

     FAS 160, Non-controlling Interests. In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51 (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of this standard on its financial statements.

66 of 92

17. Differences Between Canadian and U.S. GAAP:

     The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in Canada, which differ in certain respects from GAAP in the United States. The effect of the principal measurement differences between U.S. and Canadian GAAP are summarized below.

Consolidated Summarized Balance Sheets

	Canadian GAAP	Change	U.S. GAAP

2007

Assets
Current assets A	$ 100,320,659	$ –	$ 100,320,659
Property, plant and equipment, net C,D,E	128,624,670	(42,965,187)	85,659,483
Other assets	52,953,574	–	52,953,574

	$ 281,898,903	$ (42,965,187)	$ 238,933,716

Liabilities
Convertible notes D	$ 70,306,054	$ 28,270,191	$ 98,576,245
Other liabilities A	10,272,040	–	10,272,040

	$ 80,578,094	$ 28,270,191	$ 108,848,285

Shareholders’ equity
Common shares & equity units B	244,295,503	(5,506,126)	238,789,377
Equity component of convertible notes D	28,784,710	(28,784,710)	–
Less, common shares & equity units
held by affiliates	(636,267)	–	(636,267)
Contributed surplus	–	5,171,603	5,171,603
Stock options B	7,662,237	4,242,848	11,905,085
Accumulated deficit B,C,E	(81,371,254)	(46,358,993)	(127,730,247)
Accumulated other comprehensive income A	2,696,571	–	2,696,571
KSOP debt	(110,691)	–	(110,691)

	201,320,809	(71,235,378)	130,085,431

	$ 281,898,903	$ (42,965,187)	$ 238,933,716

	Canadian GAAP	Change	U.S. GAAP

2006

Assets
Current assets A	$ 29,199,706	$ 2,334,240	$ 31,533,946
Property, plant and equipment, net C	73,643,895	(41,034,321)	32,609,574
Other assets	1,772,120	–	1,772,120

	$ 104,615,721	$ (38,700,081)	$ 65,915,640

Liabilities A	$ 3,643,709	$ 308,533	$ 3,952,242

Shareholders’ equity
Common shares & equity units B	167,463,742	(5,339,074)	162,124,668
Less, common shares & equity units
held by affiliates	(636,267)	–	(636,267)
Contributed surplus	–	5,171,603	5,171,603
Stock options B	3,105,169	4,075,796	7,180,965
Accumulated deficit B,C,	(68,959,761)	(44,942,646)	(113,902,407)
Accumulated other comprehensive income A	–	2,025,707	2,025,707
KSOP debt	(871)	–	(871)

	100,972,012	(39,008,614)	61,963,398

	$ 104,615,721	$ (38,700,081)	$ 65,915,640

67 of 92

Consolidated Summarized Statements of Operations

	2007	2006	2005

Net Loss under Canadian GAAP	$ (12,411,493)	$ (6,976,745)	$ (9,027,282)
Stock based compensation B			3,149,038
Interest expense E	(1,416,347)

Net loss under U.S. GAAP	(13,827,840)	(6,976,745)	(5,878,244)

Other comprehensive income (loss)
Unrealized gain (loss) on available-
for-sale securities: A
Holding gain arising during period	2,005,468	3,378,903	1,012,969
Reclassification adjustment for (gain)
loss included in net loss	(1,334,604)	(5,466,100)	55,957

Total comprehensive loss under
U.S. GAAP	$ (13,156,976)	$ (9,063,942)	$ (4,809,318)

Basic and diluted net loss per share
under U.S. GAAP	$ (0.28)	$ (0.18)	$ (0.17)

Consolidated Summarized Statements of Cash Flows

	2007	2006	2005

Cash flow used by operating activities
under Canadian GAAP	$ (5,675,305)	$ (11,179,770)	$ (7,729,508)
Cash paid for interest E	(1,267,851)

Cash flow used by operating activities
under U.S. GAAP	$ (6,943,156)	$ (11,179,770)	$ (7,729,508)

Cash flow (used) provided by investing
activities under Canadian GAAP	$ (97,797,970)	$ (8,518,467)	$ (2,691,289)
Cash paid for interest E	1,267,851

Cash flow used by investing
activities under U.S. GAAP	$ (96,530,119)	$ (8,518,467)	$ (2,691,289)

A	In 2007, the Company adopted CICA Section 3855, Financial Instruments – Recognition and Measurement. The effect of the adoption of this standard is that the accounting for marketable securities for Canadian GAAP purposes is now substantially consistent with US GAAP and accordingly there are no differences in marketable securities at December 31, 2007. In 2006, under U.S. GAAP, marketable securities were classified as available-for-sale and were recorded at market value and the unrealized gain or loss, net of tax was recorded as part of comprehensive income. Under Canadian GAAP these securities were carried at the lower of cost and quoted market value.

68 of 92

B	For U.S. GAAP purposes, the Company adopted SFAS 123R, “Accounting for Stock Based Compensation” effective January 1, 2006. SFAS 123R requires the use of the fair value method of accounting for stock based compensation. This standard is substantially consistent with the revised provisions of CICA 3870, which was adopted by the Company for Canadian GAAP effective January 1, 2004. For U.S.GAAP, the Company applied the modified prospective method of adoption included in SFAS 123R which requires that the company expense the fair value of all unvested and new grants on a prospective basis beginning January 1, 2006. In 2005, for U.S. GAAP purposes, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No.25, “Accounting for Stock Issued to Employees”. Under Opinion No. 25, when the exercise price of certain stock options is amended (the “Repricing” ), these options are accounted for as variable compensation from the date of the effective Repricing. Under this method, following the repricing date, compensation expense is recognized when the quoted market value of the Company’s common shares exceeds the amended exercise price. Should the quoted market value subsequently decrease, a recovery of a portion, or all of the previously recognized compensation expense will be recognized.

C	Under Canadian GAAP, the Company capitalizes mineral property exploration and development costs after proven and probable reserves have been established. The Company also capitalizes costs on properties where it has found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. Under US GAAP, exploration and development costs incurred on properties where mineralization has not been classified as a proven and probable reserve under SEC rules are expensed as incurred. Accordingly, certain costs are capitalized for Canadian GAAP purposes but expensed under US GAAP.

D	In 2007, the company issued $103,500,000 aggregate principal amount of convertible notes. As described in note 15, under Canadian GAAP these notes are allocated between their equity and debt component parts. The debt component is accreted to the face value of the notes with the resulting interest expense charged to mineral property costs. Under US GAAP, the notes are classified as a liability net of issuance costs and accreted to face value over the term on the notes.

E	The Company capitalizes interest on its convertible notes on an interest avoidance basis. The amount capitalized during an accounting period is determined by applying an interest rate to the average amount of accumulated qualifying assets during the period. The Company’s qualifying assets include its costs of developing mining properties and constructing new facilities. The amount capitalized under US GAAP differs from the amount capitalized under Canadian GAAP due to the difference in the amount of qualifying mineral property costs which have been accumulated under the two sets of accounting principles.(See ‘C’ above)

Pro-forma stock based compensation

     For U.S. GAAP purposes, the Company accounted for stock-based employee compensation arrangements using the fair value method in 2007 and 2006 and the intrinsic value method in 2005. Had the fair value method of accounting been used under U.S. GAAP in 2005, the net loss and net loss per share would have been as follows:

	2007	2006	2005

Net loss under U.S GAAP	$ (13,827,840)	$ (6,976,745)	$ (5,878,244)
Variable plan accounting adjustment
included in net loss	–	–	(2,285,698)
Stock based compensation under
the fair value method	–	–	(863,340)

Pro-forma net loss under U.S. GAAP	$ (13,827,840)	$ (6,976,745)	$ (9,027,282)

Pro-forma basic and diluted net loss
per share under U.S. GAAP	$ (0.28)	$ (0.18)	$ (0.26)

69 of 92

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

Consolidated Summarized Statements of Operations - U.S. GAAP
For the period from January 1, 1993 to December 31, 2007

Other income						$ (29,686,723)
Mineral property exploration and development						39,505,080
General & administrative expense						46,136,193
Other expense						65,850,869

Deficit accumulated during the development stage
from January 1, 1993 to December 31, 2007						121,805,419

Accumulated deficit, December 31, 1992						5,924,828

Accumulated deficit, December 31, 2007					$ 127,730,247

Consolidated Summarized Statements of Cash Flows - U.S. GAAP
For the period from January 1, 1993 to December 31, 2007

Cash used by operating activities						$ (91,196,008)
Cash used by investing activities						(117,481,312)
Cash provided by financing activities						301,729,044

Increase in cash and cash equivalents for the period
from January 1, 1993 to December 31, 2007						93,051,724
Cash and cash equivalents at December 31, 1992						1,628,852

Cash and cash equivalents at December 31, 2007						$ 94,680,576

Additional Shareholders’ Equity disclosure - U.S. GAAP
For the period from January 1, 1993 to December 31, 2007

					Shares					Compre-
	Common Shares and Equity Units Issued				and units	Contrib-	Value	Value	Accum-	hensive
	Issue Common		Equity		held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

Balance, December 31, 1992		8,875,862	$ 8,290,819		$ (70,944)				$ (5,924,828)		$ (50,000)
Stock issued for cash
Private placement	4.12	2,530,000		10,413,976
Exercise of options	1.34	300,000		401,000
Exercise of warrants	3.52	5,037		17,749
Stock issued for services	3.89	12,552		48,851
Net loss									(5,495,061)
Change in KSOP debt											5,000
Reduction of shareholders’
equity due to change in
subsidiaries’ minority interest				(25,050)

Balance, December 31, 1993		11,723,451		19,147,345	(70,944)				(11,419,889)		(45,000)

70 of 92

				Shares					Compre-
	Common Shares and Equity Units Issued			and units	Contrib-	Value	Value	Accum-	hensive
	Issue Common		Equity	held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

Stock issued for cash
Private placement	9.82	2,000,000	19,630,530
Exercise of options	2.32	295,967	687,494
Exercise of warrants	6.07	2,134,250	12,962,750
Stock issued for services	5.50	6,000	33,000
Stock issued to KSOP	6.19	20,000	123,760
Stock issued for
litigation settlement	6.15	2,750,000	16,912,500
Value attributed to warrants
issued in litigation settlement			800,000
Net loss								(26,297,415)
Increase in common stock
held by affiliates				(433,332)
Effect of change in accounting
For investments									108,425
Decrease in unrealized gain on
available-for-sale securities									(29,408)
Change in KSOP debt										(103,760)
Reduction of shareholders’
equity due to change in
subsidiaries’ minority interest			(843,986)

Balance, December 31, 1994		18,929,668	69,453,393	(504,276)				(37,717,304)	79,017	(148,760)
Stock issued for cash
Exercise of options	2.74	167,835	460,162
Stock issued to KSOP	5.60	50,000	280,195
Stock issued for minority
interest in subsidiaries	7.43	1,329,185	9,882,028
Net loss								(3,847,605)
Increase in common stock
held by affiliates				(924,289)
Increase in unrealized gain on
available-for-sale securities									6,943
Change in KSOP debt										(187,949)
Reduction of shareholders’
equity due to change in
subsidiaries’ minority interest			(6,924)

Balance, December 31, 1995		20,476,688	80,068,854	(1,428,565)				(41,564,909)	85,960	(336,709)
Stock issued for cash
Exercise of options	5.37	497,623	2,673,988
Exercise of warrants	10.52	1,729,500	18,202,500
Net loss								(7,908,701)
Decrease in unrealized gain on
available-for-sale securities									(83,210)
Change in KSOP debt										150,001
Addition to shareholders’
equity due to change in
subsidiaries’ minority interest			7,436

Balance, December 31, 1996		22,703,811	100,952,778	(1,428,565)				(49,473,610)	2,750	(186,708)

71 of 92

					Shares					Compre-
	Common Shares and Equity Units Issued				and units	Contrib-	Value	Value	Accum-	hensive
	Issue Common		Equity		held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

Stock issued for cash
Exercise of options	5.75	124,649		716,716
Stock issued to KSOP	5.02	89,683		450,000
Net loss									(10,918,111)
Increase in unrealized gain on
available-for-sale securities										8,250
Change in KSOP debt											(436,152)

Balance, December 31, 1997		22,918,143		102,119,494	(1,428,565)				(60,391,721)	11,000	(622,860)
Stock issued for cash
Exercise of options	1.90	223,624		425,883
Stock issued to KSOP	3.00	50,000		150,000
Net loss									(5,147,658)
Change in shares held
by affiliates				(1,034,323)	1,025,234
Decrease in unrealized gain (loss)
on available-for-sale securities										(22,625)
Change in KSOP debt											208,089

Balance, December 31, 1998		23,191,767		101,661,054	(403,331)				(65,539,379)	(11,625)	(414,771)
Stock issued for cash
Exercise of options	1.19	12,500		14,899
Stock issued for services	0.84	70,000		58,760
Stock issued to KSOP	1.13	300,000		337,500
Stock retired	3.02	(1,629)		(4,915)
Net loss									(4,499,321)
Net common shares exchanged
for equity units		(1,584,966)	1,584,966
Decrease in unrealized loss on
available-for-sale securities										(328,618)
Change in KSOP debt											230,352

Balance, December 31, 1999		21,987,672	1,584,966	102,067,298	(403,331)				(70,038,700)	(340,243)	(184,419)
Stock issued for services	0.55	70,000		38,688
Net loss									(2,807,648)
Equity units exchanged
for common shares		138,570	(138,570)
Increase in unrealized gain on
available-for-sale securities										437,875
Change in KSOP debt											99,310

Balance, December 31, 2000		22,196,242	1,446,396	102,105,986	(403,331)				(72,846,348)	97,632	(85,109)

72 of 92

					Shares					Compre-
	Common Shares and Equity Units Issued				and units	Contrib-	Value	Value	Accum-	hensive
	Issue Common		Equity		held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

Stock issued for cash
Exercise of options	0.78	5,500		4,285
Stock issued for services	0.75	20,000		15,000
Stock issued to KSOP	0.47	300,000		140,640
Net loss									(2,258,191)
Change in common stock
held by affiliates					(271,267)
Equity units exchanged
for common shares		133,380	(133,380)
Increase in unrealized gain on
available-for-sale securities										62,368
Change in KSOP debt											1,322

Balance, December 31, 2001		22,655,122	1,313,016	102,265,911	(674,598)				(75,104,539)	160,000	(83,787)
Stock issued for cash
Exercise of options	0.72	18,000		12,960
Stock issued for services	0.85	100,000		85,200
Stock issued to KSOP	0.67	200,000		134,000
Variable plan accounting
for options							1,162,804
Net loss									(4,170,926)
Equity units exchanged
for common shares		23,036	(23,036)
Decrease in unrealized gain on
available-for-sale securities										(118,816)
Change in KSOP debt											19,003

Balance, December 31, 2002		22,996,158	1,289,980	102,498,071	(674,598)		1,162,804		(79,275,465)	41,184	(64,784)
Stock issued for cash
Private placement	1.96	4,042,000		7,888,508
Exercise of options	0.74	400,000		294,605
Stock issued for services	5.06	60,000		303,600
Stock issued to KSOP	1.28	200,000		256,000
Value assigned to
warrants issued								1,730,641
Variable plan accounting
for options							7,704,726
Net loss									(11,412,062)
Equity units exchanged
for common shares		52,100	(52,100)
Increase in unrealized gain on
available-for-sale securities										3,072,941
Change in KSOP debt											(39,568)

Balance, December 31, 2003		27,750,258	1,237,880	111,240,784	(674,598)		8,867,530	1,730,641	(90,687,527)	3,114,125	(104,352)

73 of 92

					Shares					Compre-
	Common Shares and Equity Units Issued				and units	Contrib-	Value	Value	Accum-	hensive
	Issue Common		Equity		held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

Stock issued for cash
Private placement	3.61	5,361,000		19,337,034
Exercise of warrants	4.28	21,100		90,211
Exercise of options	0.89	373,954		333,310
Stock issued for services	4.13	54,000		223,012
Stock issued to KSOP	3.41	75,000		255,750
Value assigned to
warrants issued								3,682,447
Variable plan accounting
for options							(791,643)
Assigned value of
exercised warrants				18,069				(18,069)
Net loss									(10,359,891)
Equity units exchanged
for common shares		80,483	(80,483)
Decrease in unrealized gain on
available-for-sale securities										(70,147)
Change in KSOP debt											(971)

Balance, December 31, 2004		33,715,795	1,157,397	131,498,170	(674,598)		8,075,887	5,395,019	(101,047,418)	3,043,978	(105,323)
Stock issued for cash
Exercise of warrants	4.33	260,900		1,129,905
Exercise of underwriter
compensation options	3.00	202,100		605,468
Exercise of underwriter
compensation warrants	4.32	70,735		305,645
Exercise of options	1.00	573,030		571,326
Stock issued for services	2.92	251,350		733,232
Stock issued to KSOP	3.45	75,000		258,971
Net loss									(5,878,244)
Variable plan accounting
for options							(2,285,698)
Assigned value of
exercised warrants				223,416				(223,416)
Assigned value of
expired warrants						1,489,156		(1,489,156)
Equity units exchanged
for common shares		47,377	(47,377)
Increase in unrealized gain on
available-for-sale securities										1,068,926
Change in KSOP debt											21,103

Balance, December 31, 2005		35,196,287	1,110,020	135,326,133	(674,598)	1,489,156	5,790,189	3,682,447	(106,925,662)	4,112,904	(84,220)

74 of 92

					Shares					Compre-
	Common Shares and Equity Units Issued				and units	Contrib-	Value	Value	Accum-	hensive
	Issue Common		Equity		held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

Stock issued for cash
Public offering	7.37	3,335,000		24,574,077
Exercise of options	0.64	1,761,109		1,128,596
Stock issued for services	4.56	163,875		747,075
Stock issued to KSOP	1.89	100,000		189,063
Net loss									(6,976,745)
Decrease in shares held
by affiliates				159,724	38,331
Fair value of options							1,390,776
Assigned value of
expired warrants						3,682,447		(3,682,447)
Equity units exchanged
for common shares		24,921	(24,921)
Decrease in unrealized gain on
available-for-sale securities										(2,087,197)
Change in KSOP debt											83,349

Balance, December 31, 2006		40,581,192	1,085,099	162,124,668	(636,267)	5,171,603	7,180,965	-	(113,902,407)	2,025,707	(871)
Stock issued for cash
Public offering	5.38	13,762,300		74,015,131
Exercise of options	1.49	223,442		333,966
Stock issued for services	4.61	394,000		1,818,012
Stock issued to KSOP	4.98	100,000		497,600
Net loss									(13,827,840)
Fair value of options							4,724,120
Increase in unrealized gain on
available-for-sale securities										670,864
Change in KSOP debt											(109,820)

Balance, December 31, 2007		55,060,934	1,085,099	$238,789,377	$(636,267)	$5,171,603	$11,905,085	- $(127,730,247)		$2,696,571	$(110,691)

75 of 92

Exhibit 99.3 – Management’s Discussion and Analysis FORWARD-LOOKING STATEMENTS

     The information presented or incorporated by reference herein contain both historical information and forward-looking statements (including within the meaning of the Securities Act (Ontario), Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause our results to differ materially from those expressed or implied by such forward-looking statements.

     Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; operational, regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); corruption and uncertain legal enforcement; requests for improper payments; civil unrest, military actions and crime; the ability to obtain or maintain the necessary permits or additional funding for the development of Brisas; in the event any key findings or assumptions previously determined by the Company or the Company’s consultants in conjunction with the feasibility study concerning the Brisas Project prepared in 2005 (as updated or modified from time to time) significantly differ or change as a result of actual results in the Company’s expected construction and production at Brisas (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; currency controls and exchange rates; changes in proposed development plans (including technology used); the Company’s dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. See “Risk factors” contained in the Company’s Annual Information Form.

     Investors are urged to read our filings with Canadian and U.S. securities regulatory agencies, which can be viewed on-line at www.sedar.com or www.sec.gov. Additionally, investors can request a copy of any of these filings directly from our administrative office.

OVERVIEW

     The following discussion of the Company's financial position as of December 31, 2007 and results of operations for the year ended December 31, 2007 is to be read in conjunction with the Company's audited consolidated financial statements and related notes.

     We prepare our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in Canada. These financial statements together with the following management's discussion and analysis, dated March 28, 2008, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the Company's potential. Additional information on the Company can be found at www.sedar.com, www.sec.gov or the Company’s web-site www.goldreserveinc.com.

     The Company is engaged in the business of exploration and development of mining projects and continues to focus the majority of its management and financial resources on its most significant asset, Brisas, and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela.

     Historically we have financed the Company’s operations through the sale of common stock and other equity securities. Management expects Brisas, if constructed, to be similarly financed along with project and corporate debt financing.

     Venezuela has, at times, experienced high levels of inflation, political and civil unrest, government involvement in strategic industries and during the last several years has proposed changes in regulatory regimens. Despite these matters, we have not curtailed our investment activities in the country. However, as discussed in greater depth under “Risk Factors” contained elsewhere in our Annual Information Form, our operations and investments in Venezuela could be adversely affected by current and future Venezuelan regulatory changes and/or domestic and international government policies.

76 of 92

PERMITTING

     We are dependent on Venezuelan regulatory authorities issuing to us various permits and authorizations relating to Brisas that we require prior to completing construction of and subsequently operating Brisas. Consistent with other mining projects of this magnitude and, in addition to permits or authorizations that must be received from the Venezuelan Ministry of Environment (“MINAMB”), we require a number of other permits or authorizations from various local, state and federal agencies which will be an ongoing process during the construction period.

     To our knowledge, all of our properties are in compliance with the appropriate regulations and requirements of the mining law and our related contractual obligations. In the third quarter of 2007 we received accreditation letters of technical compliance from MIBAM for all of the properties that comprise Brisas.

     In addition, our social, cultural and environmental programs in the immediate and surrounding areas near Brisas are consistent with the government’s social agenda including the framework of Mission Piar. Mission Piar is one of President Chavez's social initiatives which includes the local small miners and encompasses technical assistance and training to explore and minimize the miners’ impact on the environment as well as their integration into the formal economy. We are committed to the economic and social development of Brisas in a mutually beneficial manner with the communities located near the project, the people in Bolivar State, and the Bolivarian Republic of Venezuela.

     MIBAM approved the Brisas operating plan during 2003 which was a prerequisite for submitting the Brisas Environmental and Social Impact Study for the Exploitation and Processing of Gold and Copper Ore (“Estudio de Impacto Ambiental y Sociocultural”) (ESIA) to MINAMB. MINAMB approved the ESIA in early 2007 and in March 2007 issued the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project (the “Authorization to Affect”).

     The Authorization to Affect allows us to commence certain infrastructure work, including various construction activities at or near the mine site, but does not permit us to construct the mill and exploit the gold and copper mineralization at Brisas at this time. The Authorization to Affect mandates that before commencing significant permitted activities we are required to obtain an “Initiation Act” from MINAMB which indicates that all conditions precedent to commencing activities have been met, documents our understanding of the obligations throughout the term of the authorization and certifies that the permitted activities can in fact commence.

     After the Authorization to Affect was issued, MIBAM notified us that certain coordinates, related to a small section of a new access road designed to by-pass the community of Las Claritas contained in the Authorization to Affect, conflicted with several land parcels recently assigned to small miners by MIBAM. The Company along with SNC-Lavalin re-engineered the section of the road and submitted new coordinates to MIBAM that by-pass the land parcels. MIBAM subsequently approved the revised road and the Company duly notified MINAMB according to the procedure set forth in the “Authorization to Affect”.

     We believe that we have met all conditions precedent to commencing the construction of infrastructure and services phase. Although certain work has been completed, the major activities outlined in the Authorization to Affect have been delayed until formal receipt of the Initiation Act. The timing of the issuance of the Initiation Act cannot be determined at this time.

UPDATED NI 43-101 REPORT FOR THE BRISAS PROJECT

     Management completed the original Brisas Project Feasibility Study in 2005. Since then we have continued to update the inputs and assumptions with the assistance of Pincock, Allen & Holt ("PAH") and SNC Lavalin, including the mineral resource and reserve, initial capital cost and operating cost estimates contained therein. Most recently in March 2008, the Company, with the assistance of PAH, updated and prepared a new Canadian Securities Act ("CSA") National Instrument 43-101 report for the Brisas Project, which is summarized below. The Company and SNC-Lavalin, the project’s EPCM contractor, updated the capital costs contained in the NI 43-101 Report.

77 of 92

     The March 2008 NI 43-101 Report utilizes $600 per ounce gold and $2.25 per pound copper for the base-case economic model and at such prices, cash operating costs (net of copper byproduct credits) are estimated at $120 per ounce of gold. Total costs including cash operating costs, exploitation taxes, initial capital costs (excluding sunk cost), and sustaining capital costs are estimated at $268 per ounce of gold.

     The current operating plan assumes a large open pit mine containing proven and probable reserves of approximately 10.2 million ounces of gold and 1.4 billion pounds of copper in 483 million tonnes of ore grading 0.66 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.54 per tonne using a gold price of $470 per ounce and a copper price of $1.35 per pound. The operating plan anticipates utilizing conventional truck and shovel mining methods with the processing of ore at full production of 75,000 tonnes per day, yielding an average annual production of 457,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 18.25 years. The strip ratio is estimated at 2.24:1

     The estimated initial capital cost to construct and place Brisas into production totaling $731 million excluding working capital, critical spares and initial fills of approximately $53 million and ongoing life-of-mine requirements estimated at $269 million. Initial capital cost estimates exclude value added taxes of approximately $54 million. Tax exonerations or tax payment holidays are available for various taxes including value added tax and import duty tax on the initial capital costs. Management plans to submit the required applications for all available exonerations and expects to obtain such exonerations prior to the construction of the project. As a result, the cost of such taxes and import duties are not included in the initial costs of the project. There can be no assurances that such exonerations will be obtained, the result of which would be to increase initial capital and operating costs.

Initial Capital Cost summary
Mine	$ 59.0
Mill	314.7
Infrastructure	67.8
Tailings	38.3
Owner’s Costs	63.4
Pre-Stripping	16.7
Indirect Costs (includes EPCM and Camp)	127.6
Contingency	43.8

Total Initial Capital	$ 731.3

     We have placed orders related to initial capital costs totaling approximately $121 million, of which we have paid approximately $29.1 million (see Contractual Obligation- Exhibit 99.3 -Management’s Discussion and Analysis). In addition, we have paid an additional amount of approximately $25 million for costs which are included in the estimate of initial capital costs. The net amount of initial capital costs remaining to be committed and paid is approximately $585 million.

     The magnitude of the capital costs increase was reasonably moderate relative to the mining industry as a whole which continues to experience significant increases in capital and operating costs. Considering the project scope changes, the increased costs for Brisas are not as dramatic as some other projects primarily as a result of the fact that detailed engineering is approximately 75% complete, the majority of the project’s infrastructure is in place and Venezuelan energy prices remain the lowest in the world. In addition, orders for long-lead items such as the gyratory crusher, pebble crushers, semi autogenous grinding (SAG) and ball mills, mill motors, and initial construction equipment have been placed.

     The primary variances between the current estimate of initial capital cost of $731 million compared to the previous estimate of $638 million are as follows:

     Mill costs increased $73.2 million primarily due to increasing the size of the SAG mills, an increase in steel quantity and prices and an escalation in equipment prices. The largest components of the mill cost variances were: flotation and grinding increased $49.2 million which includes $23 million for larger SAG mills (36’ to 38’) and an additional $10 million related to SAG mill motors. Costs related to cyanide destruction reagent facilities and compressed air and water utilities increased a total of approximately $13 million.

78 of 92

     Mine costs decreased $17.6 million mostly due to lengthening the pre-production period from 9 months to 17 months which coincides with the construction period. This significantly reduces the amount of equipment required for pre-stripping which was partially offset by escalation in equipment prices. Tailings management facility cost increased $14.5 million mostly due to additional earthworks caused by increased hauls for suitable construction material and owner’s cost increased $7.8 million primarily due to an increase in site earthworks costs and additional environmental/social program costs.

     EPCM cost increased $18.4 million due to additional work, management support for extended work period, procurement efforts and increases in currency exchange rates and contingency costs decreased $15.6 million primarily due to placing orders on long lead items, advanced-stage project engineering, increased estimation accuracy and receipt of vendor and contractor bids for most project equipment and services.

ENGINEERING AND PROCUREMENT

     SNC-Lavalin of Toronto and its international affiliate are providing the Engineering and Procurement (EP) and Construction Management (CM) services for Brisas. SNC Lavalin's scope of work under the EP and CM contracts includes providing engineering services related to, and management of, the construction of a 75,000 metric tonne per day hard rock ore copper concentrator and related systems, a tailings dam, the initial pit dewatering wells and support facilities including mobile equipment shop, administration building, communications and IT services, laboratory, maintenance facilities, warehouse and employee and construction man camp.

     Pursuant to the EP and CM contracts, SNC Lavalin is to also provide all services and supplies necessary for commissioning and start-up of the project, manage the health, safety and environmental plans and assure its services and those of the trade contractors, comply with commitments contained in the ESIA and local permit requirements. The cost of SNC Lavalin’s EP and CM services is expected to be approximately $60 million over the construction period.

     Detailed engineering for Brisas was substantially advanced during 2007 by SNC Lavalin and was approximately 75% complete at the date of this report. We expect the majority of the detailed engineering to be complete by mid 2008. Detailed engineering includes construction drawings, site layout, manpower requirements, construction planning, and many other functions required in a project of this magnitude. This is the final step in the engineering process for mine development work and is a major requirement for the construction process.

     In mid 2007, we placed orders for the gyratory crusher, two SAG mills, four ball mills, two vertical mills, and the gear drives and motors for the mills. The suppliers are coordinating the fabrication and delivery of these critical pieces of equipment according to project schedule. We have also begun the process of a phased order for mining and construction equipment from Caterpillar.

PROJECT FINANCE

     Significant work has been completed by the Company and its advisors in the evaluation and design of the project financing. The Company engaged Corporacion Andina de Fomento (CAF), Export Development Canada (EDC), UniCredit Group (HVB) and WestLB AG (WestLB) of Germany as Mandated Lead Arrangers (MLAs) to arrange up to US$425 million of project debt for Brisas.

     As part of the evaluation and design of the project financing an independent engineering company has reviewed our project, provided critical observations, and assisted with our objective of meeting industry best practices and the Equator Principles. In certain circumstances compliance with the Equator Principles has increased the operating and capital costs from initial estimates; however, in the long run, Brisas demonstrates best practices in all areas of mine development needed to qualify the project for conventional project financing.

     In 2007 we completed two concurrent financings providing net proceeds of approximately $173 million. The lead underwriters were J. P. Morgan Securities, Inc., RBC Capital Markets and Cormark Securities, Inc. We also continue to work on the million project debt financing with MLA’s to complete all the conditions precedent for commitment.

79 of 92

     Any future funding is, among other things, contingent on the on-going receipt of permits or authorizations for Brisas, subject to satisfactory due diligence findings, market conditions, final credit committee approval and other conditions precedent.

RESULTS OF OPERATIONS

     The Company is engaged in the business of exploration and development of mining projects, presently focusing our management and financial resources on the Brisas gold and copper project (“Brisas Project”), located in Bolivar State, Venezuela. We have no commercial production at this time. We have not recorded revenue or cash flows from mining operations and have experienced losses from operations for each of the last five years, a trend we expect to continue until Brisas is fully constructed and put into commercial production. The Company’s results of operations are a product of operating expenses, primarily related to the development of Brisas, net of income on invested cash.

     The Company has historically re-measured its Bolivar denominated transactions at the official exchange rate of Bs. 2,150/$. In the fourth quarter of 2007, based on new guidance from the AICPA’s International Practices Task Force, the Company concluded that the parallel market rate was the most appropriate rate to use to re-measure Bolivar transactions. Accordingly, the Company used the average rate in the parallel market to re-measure Bolivar transactions during 2007 and at December 31, 2007 used the parallel rate to translate Bolivar denominated monetary items.

2007 Compared to 2006.

     The consolidated net loss for the year ended December 31, 2007 was approximately $12,411,000 or $0.25 per share, an increase of approximately $5,435,000 from the prior year. Other income for 2007 amounted to $6,499,000, which is a decrease of approximately $1,753,000 from the previous year. Other income decreased primarily as a result of a non-recurring gain on marketable securities during the year ended December 31, 2006, partially offset by higher interest income as a result of increased cash balances.

     Operating expenses for the year amounted to approximately $18,452,000, which is an increase from the prior year of approximately $3,745,000. The overall increase in operating expenses is primarily attributable to an increase in general and administrative costs of approximately $5,500,000, partially offset by a net change in foreign currency gain of approximately $2,068,000 over the prior year.

     The increase in general and administrative cost primarily relates to: approximately $3,300,000 non-cash charge related to stock option compensation; approximately $1,000,000 increase in banking costs related to the project debt financing and equipment procurement; with the remaining being attributable to salary adjustments, addition of technical staff, engagement of consultants and overall increases in costs related to corporate management activities associated with the development and construction of Brisas.

2006 Compared to 2005.

     The consolidated net loss for the year ended December 31, 2006 was approximately $6,977,000 or $0.18 per share, a decrease of approximately $2,051,000 from the prior year. Other income for 2006 amounted to approximately $8,252,000 which is an increase of approximately $6,849,000 from the previous year. Other income increased primarily as a result of a non-recurring gain on sales of marketable securities.

     Operating expenses for the year amounted to $14,707,000, which is an increase from the prior year of approximately $4,278,000. The increase in operating expenses is attributable to the addition of technical staff, engagement of consultants and overall increases in costs related to corporate management activities, investor relations and financing efforts associated with the development and construction of Brisas as well as foreign currency loss attributable to the decrease in the value of the Canadian dollar compared to the US dollar. The non-cash impact of accounting for stock-based compensation also contributed to the increase.

80 of 92

SUMMARY OF QUARTERLY RESULTS
Quarter ended	12/31/07	9/30/07	6/30/07	3/31/07	12/31/06	9/30/06	6/30/06	3/31/06

Other Income	$ (217,816)	$4,149,659	$1,894,117	$673,124	$1,417,955	$1,119,412	$888,611	$4,826,080
Net (loss) income
before tax	(8,596,566)	767,375	(1,252,054)	(2,871,675)	(4,873,662)	(2,317,115)	(1,610,458)	2,346,293
Per share	(0.16)	0.01	(0.03)	(0.07)	(0.13)	(0.06)	(0.04)	0.07
Fully diluted	(0.16)	0.01	(0.03)	(0.07)	(0.13)	(0.06)	(0.04)	0.07
Net income (loss)	(8,842,316)	560,392	(1,254,600)	(2,874,969)	(5,057,977)	(2,501,572)	(1,716,975)	2,299,779
Per share	(0.16)	0.01	(0.03)	(0.07)	(0.13)	(0.06)	(0.05)	0.06
Fully diluted	(0.16)	0.01	(0.03)	(0.07)	(0.13)	(0.06)	(0.05)	0.06

     Through the third quarter of 2007, the Company re-measured its Bolivar denominated transactions at the official exchange rate of Bs. 2,150/$. In the fourth quarter of 2007, based on new guidance from the AICPA’s International Practices Task Force, the Company concluded that the parallel market rate was the most appropriate rate to use to re-measure Bolivar transactions. Accordingly, the Company used the average rate in the parallel market to re-measure all 2007 Bolivar transactions and at December 31, 2007 used the parallel rate to translate Bolivar denominated monetary items which had the effect in the fourth quarter 2007 of reducing the gain previously reported as Other Income on the conversion of dollars to Bolivars. The net loss in the fourth quarter 2007 is primarily a product of the currency translation noted above as well as a non-cash charge related to stock option compensation and salary adjustments. Historically, the net losses during the last eight quarters are a result of the Company’s efforts to complete the development of Brisas.

LIQUIDITY AND CAPITAL RESOURCES

Investing Activities

     Since acquiring Brisas in 1992, over $290 million has been committed for Brisas -approximately $200 million has been expended (including capitalized costs and costs expensed in the period incurred) and approximately $90 million has been contractually committed for equipment purchases (see Contractual Obligation- Exhibit 99.3 -Management’s Discussion and Analysis). The costs expended include: costs of acquiring property and mineral rights, other acquisition costs, equipment expenditures, litigation settlement costs, general and administrative costs and extensive exploration costs including geology, geophysics and geochemistry, drilling costs for approximately 975 drill holes totaling over 200,000 meters of drilling, independent audits of drilling, sampling, assaying procedures and ore reserves methodology, environmental baseline work/ socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical test work, tailings dam designs, milling process flow sheet designs and a feasibility study, including a number of subsequent updates, independent NI 43–101 reports and an ESIA. Since acquiring the Choco 5 property in 2000, the Company has invested approximately $1.4 million on acquisition and exploration costs.

     Based on the recently updated NI 43-101 Report, overall capital expenditures required to put Brisas into production are estimated to be approximately $731 million excluding working capital, critical spares and initial fills of approximately $53 million, ongoing life-of-mine requirements estimated at $269 million and value added taxes of approximately $54 million. As a result of the certain project scope changes, primarily related to increasing the SAG mill diameter from 36’ to 38’ and inflationary increases in the cost of various mine equipment, milling facility components and raw materials, initial capital cost increased approximately $93 million over the previous estimate of $638 million.

     We have placed orders related to initial capital costs totaling approximately $121 million, of which we have paid approximately $29.1 million (see Contractual Obligation- Exhibit 99.3 -Management’s Discussion and Analysis). In addition, we have paid an additional amount of approximately $25 million for costs which are included in the estimate of initial capital costs. The net amount of initial capital costs remaining to be committed and paid is approximately $585 million.

     As noted elsewhere, we believe that we have met all conditions precedent to commencing the construction of infrastructure and services phase and are ready to execute our plan to initiate our site works pursuant to the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of Brisas (the “Authorization to Affect”)

81 of 92

     We expect to proceed with construction activities upon issuance of the Initiation Act and adequate funding. These activities are expected to include mobilization of EPCM contractor, pit and site dewatering, construction of man-camp and office complex, clearing and earthworks for mill site, tailings management facility, dam wall and tailings pipeline corridor, construction of sedimentation ponds, power-line corridor, conveyor belt and service road corridor, rock quarry, sanitary fill and all other related mine site preparation works.

     The timeline for the activities covered by the Authorization to Affect is estimated to be 14-16 months and we estimate that we will expend approximately $100 million over that time period. Overall we anticipate a minimum of 36 months to construct Brisas and, assuming we receive the required permits and authorizations, we expect commissioning and achievement of commercial production shortly thereafter.

     In the meantime we continue to focus our efforts on obtaining the on-going permits and authorizations related to Brisas, supporting SNC-Lavalin’s efforts to finalize detailed engineering as well as other third party consultants with various technical studies focused on optimizing the design and economics of the project. In addition, final details related to port facilities, concentrate sales contracts, electricity and fuel supply contracts, land use permits and a number of other agreements related to the construction and operation of Brisas are proceeding.

     Over 2,000 personnel will be needed for the construction of the project and operating employment will peak at over 900 personnel. Value added taxes and import duties which could total as much as $54 million are excluded from the initial capital estimates. Tax exonerations or tax payment holidays are currently available for various taxes including value added taxes (“VAT”) and import duty tax on the initial capital costs. Management is in the process of preparing the applications for all available exonerations and expects to obtain available exonerations prior to the construction of the project. As a result, the cost of such taxes and import duties are not included in the initial costs of the project. However, there can be no assurances that such exonerations will be obtained the result of which would likely be to increase capital and operating costs.

     Investing activities in 2007 primarily consisted of expenditures related to the continued development of Brisas, which totaled approximately $45 million and the collateralization of approximately $52 million of cash (restricted cash) related to the purchase of certain long-lead items for the construction of Brisas. Investing activities in 2006 primarily consisted of expenditures related to the continued development of Brisas, which totaled approximately $15 million and the purchase and sale of marketable securities, which on a net basis, resulted in net sale proceeds of approximately $7 million.

Financing Activities

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

     Project financing continues to be a primary focus of management. Significant work has been completed by the Company, its advisors and the Mandated Lead Arrangers in the evaluation and design of the project financing. Any future funding is, among other things, contingent on the on-going receipt of permits or authorizations for Brisas, subject to satisfactory due diligence findings, market conditions, final credit committee approval and other conditions precedent. The Company also engaged certain investment banks for the equity portion of the project finance requirements and related services which would be contingent upon the project debt being arranged.

     In May 2007 we completed the sale of $103,500,000 aggregate principal amount of 5.50% Senior Subordinated Convertible Notes due 2022 and 13,762,300 Class A common shares at $5.80 per share (Cdn$6.42 per share) for net proceeds to the Company of approximately $173,000,000 after deducting underwriting fees and offering expenses.

82 of 92

     The notes are unsecured, bear interest at a rate of 5.5% annually, pay interest semi-annually in arrears and are due on June 15, 2022. The notes are convertible into Class A common shares of the Company at the initial conversion rate, subject to adjustment, of 132.626 shares per $1,000 principal amount (equivalent to a conversion price of $7.54) . Upon conversion, the Company will have the option, unless there has occurred and is then continuing an event of default under the Company’s indenture to deliver common shares, cash or a combination of common shares and cash for the notes surrendered.

     At any time on or after June 16, 2010, and until June 15, 2012 the Company may redeem the notes, in whole or in part, for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest if the closing sale price of the Common Shares is equal to or greater than 150% of the conversion price then in effect and the closing price for the Company’s Common Shares has remained above that price for at least twenty (20) trading days in the period of thirty (30) trading days preceding the Company’s notice of redemption. Beginning on June 16, 2012 the Company may, at its option, redeem all or part of the notes for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest.

     The note holders have the option to require the Company to repurchase the notes on June 15, 2012 at a price equal to 100% of the principal amount of the notes plus accrued but unpaid interest. The Company may elect to satisfy its obligation to pay the repurchase price, in whole or in part, by delivering Common Shares.

     In the event of a change of control of the Company, the Company will be required to offer to repurchase the notes at a purchase price equal to 100% of the principal amount of the notes plus accrued but unpaid interest unless there has occurred and is continuing certain events of default under the Company’s indenture. The Company may elect to satisfy its obligation to repurchase the notes in whole or in part by delivering Common Shares.

     Accounting standards require the Company to allocate the notes between their equity and debt component parts based on their respective fair values at the time of issuance. The equity portion of the notes was estimated using the residual value method at approximately $29 million net of issuance costs. The fair value of the debt component is accreted to the face value of the notes using the effective interest method over the expected term of the notes, with the resulting charge recorded as interest expense. Interest expense allocable to the qualifying cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use. During 2007, the company capitalized $4.2 million in interest expense. At December 31, 2007, the fair value of the debt component of the convertible notes was estimated to be $78.7 million based on the net present value of the remaining future payments of interest and principal, discounted at the prevailing market interest rate.

     As of March 28, 2008, the Company held approximately $133 million in cash and investments. Significant additional funding will be required to construct Brisas. In the near-term, management believes that cash and investment balances are sufficient to enable the Company to fund its pre-construction activities into 2009 (excluding substantial Brisas Project construction activities).

     The timing and extent of additional funding, or project financing, if any, depends on a number of important factors, including, but not limited to, the issuance of the Initiation Act and related authorizations, the actual timetable of our 2008-2009 work plan, our assessment of the financial markets, the political and economic conditions in Venezuela, our share price and the price of gold and copper.

     Management provides no assurances that it will be able to obtain the substantial additional financing that will be needed to construct Brisas, and the Company currently has no definitive proposals or firm commitments to proceed with such financing. Failure to raise the required funds will mean the Company is unable to construct and operate Brisas, which would have a material adverse effect on the Company.

Operating Activities

     Cash flow used by operating activities for 2007 was approximately $5.7 million, which was a decrease over 2006 of approximately $5.6 million. The decrease in cash used by operating activities from 2006 was primarily due to an increase in interest income as result of increased levels of invested cash and an increase in foreign currency gain, both of which partially off-set cash expenditures for the period.

83 of 92

CONTRACTUAL OBLIGATIONS

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2007:

		Payments due by Period

		Less than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

Convertible notes[1]	$186,041,250	$ 5,692,500	$11,385,000	$11,385,000	$157,578,750
Equipment contracts[2]	92,249,714	53,547,646	38,702,068
Mandated Lender Group[3]	320,000	320,000
Operating Lease[4]	146,808	125,741	21,067

Total	$278,757,772	$59,685,887	$50,108,135	$11,385,000	$157,578,750

[1]	In May 2007, the Company issued $103,500,000 aggregate principal amount of its 5.50% Senior subordinated convertible notes. The notes pay interest semi-annually and are due on June 15, 2022. Subject to certain conditions, the notes may be converted into Class A common shares of the Company, redeemed or repurchased. The amounts shown above include the interest and principal payments due unless the notes are converted, redeemed or repurchased prior to their due date.

[2]	The Company has placed orders totaling $121 million for the fabrication of processing equipment, Caterpillar equipment and other mining equipment and related engineering. As of December 31, 2007 the Company has made payments on these contracts of $29.1 million.

[3]	The Company has a services agreement with a group of Mandated Lenders to provide various banking services related to obtaining project financing for Brisas. The agreement provides for quarterly payments to each of the four banks in the Mandated Lenders group until the financing is secured. The amount shown above represents the amount payable under the contract if financing is not secured during 2008 and the contract is not cancelled by the Company. The agreement is cancelable at anytime with no further obligation of the Company.

[4]	The Company leases office space under a non-cancelable operating lease which expires March 1, 2009.

OFF-BALANCE SHEET ARRANGEMENTS

     The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

TRANSACTIONS WITH RELATED PARTIES

     MGC Ventures. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of MGC Ventures. The Company owned 12,062,953 common shares of MGC Ventures at December 31, 2007 and 2006, which represented 44% and 46%, respectively of its outstanding shares. MGC Ventures owned 258,083 common shares of the Company at December 31, 2007 and 2006. In addition, MGC Ventures owned 280,000 common shares of Great Basin at December 31, 2007 and 2006. During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

     Great Basin. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of Great Basin. The Company owned 15,661,595 common shares of Great Basin at December 31, 2007 and 2006, which represented 45% and 46%, respectively of its outstanding shares. Great Basin owned 491,192 common shares of the Company at December 31, 2007 and 2006. Great Basin also owned 170,800 common shares of MGC Ventures at December 31, 2007 and 2006. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

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

84 of 92

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

     The fair value of the debt component of the Company’s convertible notes is accreted to the face value of the notes using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense. The expected life of the notes is an estimate and is subject to change, if warranted by facts and circumstances related to the potential early redemption of the notes by either the Company or the holders.

     The Company uses the fair value method of accounting for stock options. The fair value is computed using the Black-Scholes method which utilizes estimates that affect the amounts ultimately recorded as stock based compensation.

85 of 92

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

Date: March 28, 2008

s/ Rockne J Timm Rockne J. Timm, Chief Executive Officer

86 of 92

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

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 28, 2008	s/ Robert A. McGuinness

Robert A. McGuinness,
Vice President-Finance & CFO

87 of 92

Exhibit 99.6 – Certification of Gold Reserve Inc. Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Gold Reserve Inc. on Form 40-F for the year ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof, I, Rockne J. Timm, Chief Executive Officer of Gold Reserve Inc., certify to my knowledge, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Annual Report on 40-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Annual Report on Form 40-F fairly presents, in all material respects, the financial condition and result of operations of Gold Reserve Inc.

s/ Rockne J. Timm Rockne J. Timm Chief Executive Officer March 28, 2008

88 of 92

Exhibit 99.7 – Certification of Gold Reserve Inc. Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Gold Reserve Inc. on Form 40-F for the year ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof, I, Robert A. McGuinness, Vice President-Finance & CFO of Gold Reserve Inc., certify to my knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Annual Report on 40-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Annual Report on Form 40-F fairly presents, in all material respects, the financial condition and result of operations of Gold Reserve Inc.

s/ Robert A. McGuinness Robert A. McGuinness Vice President-Finance & CFO March 28, 2008

89 of 92

Exhibit 99.8 – Consent of Independent Accountants

We hereby consent to the inclusion in this Annual Report on Form 40-F of Gold Reserve Inc. and to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-145769 and File No. 333-145770) of Gold Reserve Inc. of our report dated March 27, 2008, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of Gold Reserve Inc., which appears in Gold Reserve Inc.’s Annual Report on Form 40-F.

s/	PRICEWATERHOUSECOOPERS, LLP
Chartered Accountants
Vancouver, British Columbia

March 27, 2008

90 of 92

Exhibit 99.9 – Consent of Pincock, Allen & Holt

Pincock, Allen & Holt hereby consent to the reference to this firm in the Annual Report on Form 40-F of Gold Reserve Inc. filed with the Securities and Exchange Commission on or about March 27, 2007. We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-145769 and File No. 333-145770) of Gold Reserve Inc. of the reference to this firm, which appears in this Form 40-F. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

s/	PINCOCK, ALLEN & HOLT, INC.
MARCH 27, 2008

91 of 92

Exhibit 99.10 – Consent of Marston & Marston, Inc.

Marston & Marston, Inc. does hereby consent to the reference to this firm in the Annual Report on Form 40-F of Gold Reserve Inc. filed with the Securities and Exchange Commission on or about March 28, 2007. We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-145769 and File No. 333-145770) of Gold Reserve Inc. of the reference to this firm, which appears in this Form 40-F. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

s/	MARSTON & MARSTON, INC.
MARCH 27, 2008

92 of 92