Form 20-F
period 2008-12-31
GOLD RESERVE INC
filed 2009-03-31
CIK 1072725

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

Commission file number: 001-31819

GOLD RESERVE INC. (Exact name of Registrant as specified in its charter) N/A (Translation of Registrant’s name into English) Yukon Territory, Canada (Jurisdiction of incorporation or organization)

926 West Sprague Avenue, Suite 200, Spokane, Washington 99201

(Address of principal executive offices)

Rockne J. Timm,

926 West Sprague Avenue, Suite 200, Spokane, Washington, 99201 (509) 623-1500 Fax: 509-623-1634

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Class A common shares, no par value per share	The Toronto Stock Exchange ("TSX")
Preferred share purchase rights	NYSE Amex
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

Class A common shares, no par value per share: 56,869,055

Equity Units, no par value per share: 961

Indicate by check mark if the Registrant is a well-seasoned issuer, as defined in Rule 405 of the Securities Act.      ☐Yes     ☒No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.      ☐Yes       ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.       ☒Yes       ☐No

1 of 114

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One):

If this is an annual report, indicate by a check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

2 of 114

3 of 114

PART I

GENERAL INFORMATION EXPLANATORY NOTE

     Gold Reserve Inc. (the "Company") is a Canadian issuer eligible to file its Annual Report pursuant to Section 13 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 20-F. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

     In this Annual Report, unless the context otherwise requires, the terms “common shares” and “shares” refer to Class A common shares of the Company. An “equity unit” consists of one Class B common share of Gold Reserve Inc. and one Class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one-to-one basis and confer no special voting rights.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The information presented or incorporated by reference in this Annual Report contains both historical information and forward-looking statements (within the meaning of the Securities Act (Ontario), Section 27A of the Securities Act and Section 21E of the Exchange Act) that may state the Company’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this report, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of the Company to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements.

     These forward-looking statements involve risks and uncertainties, as well as assumptions that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements. The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results. Numerous factors could cause actual results to differ materially from those in the forward-looking statements. See “-Item 3. Key Information - Risk Factors.” Due to risks and uncertainties, including risks and uncertainties identified above and in this Annual Report, actual results may differ materially from current expectations.

4 of 114

     Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation: concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations; the outcome of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and Barbados to determine the compensation due to the Company in the event that the Company and the Venezuelan government do not reach an agreement regarding construction and operation of the Brisas Project, or the Brisas Project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas Project; the result or outcome of the leave for appeal for Rusoro Mining Ltd. ("Rusoro") with respect to the interlocutory injunction restraining Rusoro from proceeding with any unsolicited takeover bid of the Company until the conclusion and disposition at trial; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) due to actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); the method and manner of our determination of reserves, risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the prices, production levels and supply of and demand for gold and copper produced or held by The Company; the potential volatility of the Company’s Class A common shares; the price and value of the Company’s notes, including any conversion of notes into the Company’s Class A common shares; the prospects for exploration and development of projects by the Company; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

     Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on the Company website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission (the "SEC").

     Investors are urged to read the Company’s filings with U.S. and Canadian securities regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or at the Company’s website, www.goldreserveinc.com. Additionally, you can request a copy of any of these filings directly from the Company.

CAUTIONARY NOTE REGARDING DIFFERENCES IN U.S. AND CANADIAN REPORTING PRACTICES

     The Company prepares its financial statements, which are filed with this Annual Report on Form 20-F, in accordance with Canadian generally accepted accounting principles ("GAAP"), and they are subject to Canadian auditing and auditor independence standards. Accordingly, the audited consolidated financial statements of the Company included herein may not be comparable to financial statements of U.S. companies. Significant differences between Canadian GAAP and U.S. GAAP are described in Note 18 of the consolidated financial statements of the Company.

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

5 of 114

     The terms "Mineral Reserve," "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council. These definitions and the definition of "proven" and "probable" reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. We believe we have proven and probable reserves pursuant to Industry Guide 7.

     In addition, the terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases, and such estimates are not part of the SEC Industry Guide 7.

CURRENCY

     Unless otherwise indicated, all references to "$", "US$" or "U.S. dollars" or "dollars" in this Annual Report refer to U.S. dollars and references to "Cdn$" refer to Canadian dollars. The twelve month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last three years equaled 0.9374, 0.9309 and 0.8815, respectively and the exchange rate at the end of each such period equaled 0.8170, 1.0120 and 0.8582, respectively.

FINANCIAL REPORTING

     The Company maintains its accounts in U.S. dollars and prepares its financial statements in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The consolidated financial statements of the Company for December 31, 2008 are included under Item 18 in this Annual Report. The differences between Canadian and U.S. GAAP are reconciled in Note 18 of the consolidated financial statements of the Company. All information in this Annual Report is as of March 30, 2009, unless otherwise noted.

CORPORATE STRUCTURE

     Except as otherwise indicated herein, the terms "we," "us," "our," and the "Company" throughout this Annual Report refer primarily to: (in the case of Brisas) Gold Reserve Inc., Gold Reserve Corporation, Gold Reserve de Barbados Limited (domiciled in Canada, the U.S. and Barbados, respectively), Gold Reserve de Venezuela, C.A. ("GLDRV") and Compania Aurifera Brisas del Cuyuni, S.A. ("BRISAS") (both domiciled in The Republic of Venezuela ("Venezuela"). In the case of the Choco 5 Project, the terms noted above refer to Gold Reserve Inc., Gold Reserve Corporation, GRI El Choco Limited and GRI El Choco Minerales C.A. (domiciled in Barbados and Venezuela, respectively). The Company has two additional U.S. subsidiaries, Great Basin Energies, Inc. ("Great Basin") and MGC Ventures Inc. ("MGC Ventures"). All of the consolidated companies noted above are wholly owned by Gold Reserve Inc. except for Great Basin and MGC Ventures, which are approximately 45% and 44% owned, respectively.

6 of 114

THE COMPANY

     Gold Reserve Inc. is a corporation incorporated in 1998 under the laws of the Yukon Territory, Canada. The Company's. registered agent is Austring, Fendrick, Fairman & Parkkari, The Drury Building, 3801 Third Avenue, Whitehorse, Yukon, Y1A 4Z7. Telephone and fax numbers for the registered agent of the Company are 867.668.4405 and 867.668.3710, respectively. The Company's Brisas Project corporate administrative office is located at 926 West Sprague Avenue, Suite 200, Spokane, WA 99201, U.S.A. and its Venezuelan administrative and technical offices are located in Caracas and Puerto Ordaz, Venezuela. Telephone and fax numbers for the Company's corporate administrative office are 509.623.1500 and 509.623.1634, respectively.

     The Company is engaged in the business of exploration and development of mining projects and continues to focus the majority of its management and financial resources on its most significant asset, Brisas, and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela. Historically we have financed the Company’s operations through the sale of common stock, other equity securities and convertible debt. Management expects Brisas, if constructed, to be similarly financed along with project and corporate debt financing.

     We are dependent on Venezuelan regulatory authorities issuing to us various permits and authorizations relating to Brisas that we require prior to completing construction of and subsequently operating Brisas. The rules and regulations related to the Venezuelan mining sector are in transition. A new mining law has been discussed by the current administration for a number of months. Although various alternative changes have been addressed publicly in the past 12 months, the specific provisions of any new law is still unclear and the government has not yet announced when any new mining law will be approved and enacted.

BRISAS PROJECT

     Our Brisas gold and copper project (“Brisas”) is located in the Kilometre 88 mining district of the State of Bolivar in south-eastern Venezuela. The term "Brisas Project" is used interchangeably throughout this report with the "Brisas Property" or "Brisas." Since we acquired Brisas in 1992, the Company has spent in excess of $250 million on the project (including capitalized costs and equipment recorded in the Consolidated Balance Sheet and operating costs in support of our Venezuelan operations recorded in the Consolidated Statement of Operations) See "Item 4. Information on the Company - Properties - Brisas Project."

7 of 114

     The costs expended include property and mineral rights, easements, acquisition costs, equipment expenditures, litigation settlement costs, general and administrative costs and extensive exploration costs including geology, geophysics and geochemistry, approximately 975 drill holes totaling over 200,000 meters of drilling, independent audits of drilling, sampling, assaying procedures and ore reserves methodology, environmental baseline work/socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical test work, tailings dam designs, milling process flow sheet designs, Environmental Impact Statement and Bankable Feasibility Study, including a number of subsequent updates, and an independent CSA National Instrument 43-101 report which was most recently updated in March 2008. Detailed engineering for Brisas was approximately 85% complete at the date of this report.

     The Venezuelan Ministry of Mines (“MIBAM”) approved the Brisas operating plan during 2003 and in early 2007 the Venezuelan Ministry of Environment (“MinAmb”) approved the Brisas Environmental and Social Impact Study for the Exploitation and Processing of Gold and Copper Ore (Estudio de Impacto Ambiental y Sociocultural) ("ESIA"). In March 2007, MinAmb issued the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project (the “Authorization to Affect”).

     Based on the issuance of the Authorization to Affect in 2007, we commenced significant pre-construction procurement efforts with the assistance of SNC-Lavalin, awarding contracts for Brisas site prep and construction camp facilities and placing orders for the gyratory crusher, pebble crushers, SAG and ball mills, mill motors and other related processing equipment, early-works construction equipment and various other site equipment totaling approximately $125.3 million, accelerated detailed project engineering, hired a number of senior technical staff, completed the sale of approximately $103.5 million of senior subordinated convertible notes ("convertible notes”) and $74 million in new equity, launched a number of environmental and social initiatives and commenced preparation of the Brisas site for construction activities.

     In May 2008, the Company received notification from the MinAmb of its decision to revoke the 2007 Authorization to Affect. Venezuelan legal counsel advised management that the revocation of the Authorization to Affect is groundless and legally unsupported.

     The Company filed an appeal with the Minister of MinAmb shortly after the revocation which outlined our belief as to the factual flaws referenced in the revocation and requested that the Minister reinstate the Company’s Authorization to Affect. As of the date of this report, MinAmb has failed to respond to the Company in regards to its appeal. Recently the Company filed an appeal with the Supreme Court to protect our in-country rights.

     Regulation of the Venezuelan mining sector is in transition. A new mining law has been discussed by the current administration and the National Assembly since 2005 when a draft mining law was submitted to the National Assembly for approval. Although various alternative changes have been addressed publically during the last 12 months, the specific provisions of any new law is still unclear and the government has not yet announced when any new mining law will be approved and enacted. As of the date of this report, the Company has not been able to confirm how the government wishes to proceed regarding the development of Brisas. In the third quarter of 2008 the Company received accreditation letters of technical compliance from MIBAM for all of the properties that comprise Brisas.

     Since we received the revocation notice, management has communicated with various Venezuelan government officials with the intention of resolving the impasse. We believe that (a) through the new mining law the Venezuelan government may seek to participate in all mining projects through a state company or joint venture, (b) if the government participates in the mining projects, it may pay its pro rata share of investments to date and its share of future capital costs relating to the projects, and (c) the government believes that the Brisas Project and Las Cristinas project should be combined into a single project in which the benefits to all participants, including the local communities and the government, will be maximized.

     However, until the government announces the provisions of the new mining law and mining policies or we are able to determine otherwise, there can be no assurance as to what provisions will or will not be included. We plan to continue to work with the Venezuelan government to either finalize the necessary pre-production permits for the Brisas Project and proceed with the development of Brisas with the support of the government; seek a settlement with the Venezuelan government on terms acceptable to us; or seek remedies either under Venezuela’s domestic legal system or via bilateral investment treaties that we believe protect investments such as ours in Venezuela.

8 of 114

Item 1. Identity of Directors, Senior Management and Advisors – Not Applicable Item 2. Offer Statistics and Expected Timetable – Not Applicable Item 3. Key Information

SELECTED FINANCIAL DATA

     The selected financial data set forth below is derived from and should be read in conjunction with the Company's consolidated financial statements and notes thereto included in this Annual Report under Item 18. Financial Statements and Item 5. Operating and Financial Review and Prospects. The following selected financial data has been prepared in U.S. dollars on the basis of accounting principles generally accepted in Canada.

		(Restated)
	2008	2007	2006	2005	2004

		(in thousands of U.S. dollars, except share and per share data)
Other Income	$2,445	$6,499	$8,252	$1,403	$900
Net loss before tax	(18,989)	(11,953)	(6,455)	(9,026)	(5,483)
Per share	(0.34)	(0.24)	(0.17)	(0.26)	(0.19)
Fully diluted	(0.34)	(0.24)	(0.17)	(0.26)	(0.19)
Net loss	(19,726)	(11,980)	(6,977)	(9,027)	(5,483)
Per share	(0.35)	(0.24)	(0.18)	(0.26)	(0.19)
Fully diluted	(0.35)	(0.24)	(0.18)	(0.26)	(0.19)
Total assets(1)	287,615	281,899	104,616	81,955	86,606
Convertible notes	91,830	70,306	-	-	-
Net Assets –
Shareholders’ equity (2)	185,106	201,321	100,972	79,638	84,176
Capital stock	247,501	244,296	167,464	140,512	136,908
Common shares: (3)
Issued	57,119,055	55,060,934	40,581,192	35,196,287	33,715,795
Outstanding	56,869,055	54,810,934	40,331,192	34,902,200	33,421,708
Equity Units: (3)
Issued	500,236	1,085,099	1,085,099	1,110,020	1,157,397
Outstanding	961	585,824	585,824	610,745	658,122

1.	Total assets prepared in accordance with accounting principles generally accepted in the U.S. at December 31, 2008, 2007, 2006, 2005, and 2004 were $224,126, $238,934, $65,916, $45,033, and $48,615, respectively. See Note 18 to the Company’s consolidated financial statements, "Differences between Canadian and U.S. GAAP."

2.	Total shareholders’ equity prepared in accordance with accounting principles generally accepted in the U.S. at December 31, 2008, 2007, 2006, 2005, and 2004 was $113,686, $130,085, $61,963, $42,716, and $46,186, respectively. See Note 18 to the Company’s consolidated financial statements, "Differences between Canadian and U.S. GAAP."

3.	Great Basin and MGC Ventures are both a part of the consolidated financial statements of the Company and own shares of the Company. As a result, the Company has an indirect investment in itself. The shares and equity units held by these entities represent the difference between issued and outstanding shares.

DIVIDENDS

     We have not declared cash or share dividends since 1984 and have no present plans to pay any cash or share dividends. We may declare cash or share dividends in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividends.

9 of 114

RISK FACTORS

Uncertainty regarding required permits and authorizations for Brisas.

     We are dependent on various local, state and federal agencies in Venezuela to issue to us various permits and authorizations relating to Brisas that we require prior to completing construction of, and subsequently operating, Brisas. We believe that reasons for any action or any failure to act by any of the various local, state and federal agencies in Venezuela often relate to factors outside of the Company’s control or in response to the Company’s lawful actions. In May 2008, as more fully discussed elsewhere in this report, the Company received notification from the MinAmb of its decision to revoke the Authorization to Affect. Since we received the revocation notice, management has communicated with various Venezuelan government officials with the intention of resolving the impasse. However, as of the date of this report, the Company has not been able to confirm how the government wishes to proceed regarding the development of Brisas. We can give no assurance when or if the Authorization to Affect will be re-issued or whether, if the authorization is re-issued, the issuance of additional permits and/or authorizations the Company requires for Brisas will be delayed or withheld, or any existing rights or approvals already issued or granted to the Company for its operations in Venezuela will be rescinded, or otherwise challenged. Failure to obtain the Authorization to Affect or any future permit and/or authorization will result in the Company not being able to construct and operate Brisas, which will result in continued operating losses and a material adverse affect on the Company generally, including our financial position and results of operations.

Uncertainty regarding potential arbitration.

     In the event that the Company and the Venezuelan government do not reach an agreement regarding construction and operation of Brisas, or Brisas is nationalized or expropriated by or transferred to the Venezuelan government (expressly or constructively) and the parties do not reach agreement on compensation, the Company may submit the matter to the appropriate arbitration tribunal as provided in investment treaties entered into between Venezuela, Canada and other countries to determine the compensation due to the Company. The cost for the prosecution of these matters by the Company could be substantial, and there is no assurance that the Company would be successful in its claims or, if successful, would realize any compensation from the Venezuelan government. If we are unable to prevail on claims we may assert against the Venezuelan government or realize compensation in respect of our claims, the Company would be materially adversely affected.

Uncertainty resulting from potential proposals to acquire the Company may adversely affect our business.

     On December 12, 2008 the Company received an unsolicited proposal from Rusoro to acquire all of the Company’s outstanding shares. Rusoro commenced an unsolicited takeover bid on December 15, 2008. On December 16, 2008, the Company filed an action in the Ontario Superior Court of Justice against Rusoro and Endeavour Financial International Corporation ("Endeavour"), its financial advisor, seeking an injunction restraining Rusoro and Endeavour from proceeding with Rusoro’s unsolicited offer, significant monetary damages, and various other items. On February 10, 2009 the Ontario Superior Court of Justice granted, an interlocutory injunction restraining Rusoro and Endeavour from proceeding with any hostile takeover bid to acquire the shares of the Company until the conclusion and disposition at trial of the action previously commenced by the Company. Following the issuance of the interlocutory injunction, Rusoro withdrew its offer yet sought permission or leave from the Ontario Superior Court of Justice to appeal the interlocutory injunction. The hearing on that motion for leave to appeal will be heard by the Court on April 2, 2009. It is uncertain whether the Ontario Superior Court of Justice will grant Rusoro’s motion for leave to appeal. Moreover, there can be no assurances as to the ultimate outcome of this litigation, whether Rusoro will pursue any other legal course of action or, if it is granted leave to appeal and prevails on such an appeal, whether Rusoro will make another offer to purchase our Class A common shares and equity units. Further, other third parties may, in the future, make proposals to acquire part or all of the Company. Unsolicited offers may create uncertainty for our management, employees, suppliers and other business partners, cause heavy expenditures and may negatively impact our business.

10 of 114

A significant number of our common shares could be issued as a result of the conversion of our convertible notes, causing significant dilution to existing shareholders.

     In May 2007, the Company issued $103,500,000 aggregate principal amount of its 5.50% convertible notes due on June 15, 2022. As of March 30, 2009, the Company had re-purchased approximately $1.1 million (face value) of the notes. The notes are convertible into Class A common shares of the Company at the initial conversion rate, subject to adjustment, of 132.626 shares per $1,000 principal amount (equivalent to a conversion price of $7.54) or approximately 13.3 million common shares. Upon conversion, the Company generally has the option to deliver common shares, cash or a combination thereof for the notes surrendered. On June 15, 2012 note holders have the option to require the Company to repurchase the notes, at a price equal to 100% of the principal amount of the notes plus accrued but unpaid interest. The Company may elect to satisfy its obligation to pay the repurchase price, in whole or in part, by delivering common shares. If the Company elected to repurchase the notes with common shares using the closing share price on March 30, 2009, the Company would be required to issue approximately 157 million common shares. In addition, at any time on or after June 16, 2010, and until June 15, 2012, the Company may redeem the notes, in whole or in part, for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest if the closing sale price of the common shares is equal to or greater than 150% of the initial conversion price then in effect and the closing price for the Company’s common shares has remained above that price for at least twenty trading days in the period of thirty trading days preceding the Company’s notice of redemption. Thereafter, beginning on June 16, 2012, the Company may, at its option, redeem all or part of the notes for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest. Voluntary redemption of the Company’s convertible debt would likely result in significant dilution to existing common shareholders.

Our mining assets are concentrated in Venezuela and our operations are subject to inherent local risks.

     Our exploration and development activities in Venezuela are affected by certain factors including those listed below which are beyond our control. Any one of those factors could have a material adverse affect on our financial position and results of operations. See also "-Uncertainty regarding required permits and authorizations for Brisas."

Political and Economic Environment

     The Company’s principal mineral properties are located in Venezuela and, as such, the Company is subject to political and economic risks, including:

  Corruption, requests for improper payments, or other actions that may violate Canadian and U.S. foreign corrupt practices acts, uncertain legal enforcement and physical security;
  Competition with companies from countries that are not subject to or do not follow Canadian and U.S. laws and regulations;
  Invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights;
  The effects of local political, labor and economic developments, instability and unrest;
  Significant or abrupt changes in the applicable regulatory or legal climate;
  Civil unrest, military actions and crime;
  International response to Venezuelan domestic and international policies;
  Limitations on mineral exports;
  Exchange controls and export or sale restrictions;
  Currency fluctuations and repatriation restrictions;
  Laws or policies of foreign countries and Canada affecting trade, investment and taxation; and
  New regulations on mining, environmental and social issues.

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

11 of 114

Government Review of Contracts and Concessions for Compliance

     In 2005, the Venezuelan government announced that it intended to review all foreign investments in non-oil basic industries, including gold projects. As part of that review, the Venezuelan government announced that it would be changing the country’s existing mining law to a system where all "new" economic interests would be granted in the form of joint ventures or operating mining licenses. In order to effect this change, a new draft mining law was submitted to the National Assembly which provided for, among other things, the control of primary mining activities exclusively by the state. This would occur either directly through a national mining company or via a joint venture with private entities in which the state would hold more than 50% of the capital stock of the joint venture. The Venezuelan government also announced that it would review existing concessions and contracts to determine if the holder was in compliance with the existing terms and conditions of such concessions and contracts and whether the holder was entitled to continue their original work under the original terms and conditions and qualify under the new regime.

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

     If the renewal of any of our significant concessions relating to Brisas is denied, this would have a material adverse effect on us. Until the draft law is finalized and enacted, the previous mining legislation remains in force. We cannot provide any assurance that the creation of a national mining company will not materially adversely affect our ability to develop and operate our Venezuelan properties, including our ability to renew our mining concessions, or that we will not be required to enter into a joint-venture that is controlled by the Venezuelan government in order to develop and operate Brisas.

     In the third quarter of 2008 we received accreditation letters of technical compliance from MIBAM for all of the properties that comprise Brisas.

Currency and Exchange Controls

     In 2003, the Central Bank of Venezuela implemented foreign exchange controls which fixed the rate of exchange between Venezuelan Bolivars (Bs.) and the U.S. dollar. In March of 2005, the rate was fixed at 2,150 Bs. to US $1.00. On January 1, 2008 the Venezuelan government modified the currency, fixing the official exchange rate at 2.15 Bs. to US $1.00.

     In 2005, the Venezuelan government enacted the Criminal Exchange Law which imposes criminal and economic sanctions on the exchange of Bolivars with foreign currency unless the exchange is made by officially designated methods. Such currency exchange approvals have often been limited or delayed and, as a result, can negatively affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The exchange regulations do not apply to transactions with certain securities denominated in Bolivars which can be swapped for securities denominated in another currency effectively resulting in a parallel market for the Bolivar. Generally, US Treasury securities are purchased and then swapped at an agreed upon rate of exchange for Venezuelan notes denominated in Bolivars. The notes are then sold to obtain the Venezuelan currency.

     To date these regulations have not adversely affected our operations as the Company primarily transfers funds into Venezuela for its operations. However, this will change in the future to the extent that the Company begins production and exports gold from Venezuela and we are unable to predict the future impact, if any, at this time. Future fluctuations of the Venezuelan Bolivar against the U.S. dollar and exchange controls could negatively impact the Company’s financial condition including increased capital cost, the amount realized for the sale of gold and operating costs.

12 of 114

Unauthorized Small Miners

     High metal prices, unemployment and the exchange control measures implemented by the Venezuelan government encourage the activity of small miners throughout the mining regions. The methods used by the small miners to extract gold from surface material are typically environmentally unsound and in general their presence can be disruptive to the rational development of a mining project such as Brisas or the Choco 5 project. A significant number of unauthorized small miners have from time to time occupied properties near or adjacent to Brisas and Choco 5. A very limited number of small miners have also, from time to time, entered our properties to dig for gold. To combat this problem, the government through MIBAM and Mission Piar, has designated large neighboring areas such as Biskaitarra, Carabobo, Oro Uno and Albino for small mining activity. So far, the Company has been successful with the support of MIBAM and nearby communities in dealing with this important matter and its social implications by relocating any encroaching small miners to designated properties. As of the date of this report, the Company is aware that a group of four small miners entered an area of Brisas during late February and MIBAM is in the process of having them relocated. Notwithstanding that we maintain a security presence and have implemented other procedures to mitigate the risk that the small miners might try to occupy our properties, we can give no assurances that such activities will not occur in the future. This issue is a purported "primary reason" for the revocation of the Authorization to Affect back in May 2008 when no small miners were present in Brisas. See "Item 4. Information on the Company - Properties -Brisas Project."

Imataca Forest Reserve

     Brisas is located within the boundaries of the 3.75 million hectare Imataca Forest Reserve (the "Imataca Forest") in an area presently approved by Presidential Decree for mining activities. On September 22, 2004, after public consultation, Presidential Decree 3110 was published in the Official Gazette of the Republic of Venezuela (the "Official Gazette") identifying approximately 12% of the Imataca Forest in south-eastern Venezuela to be used for mining activities. Decree 3110 was issued in response to legal challenges to prior Presidential Decree 1850, which opened an even larger part of the Imataca Forest to mining and other activities and which had become subject to a legal challenge before the Venezuelan Supreme Court. In 1997, the Venezuelan Supreme Court issued a cautionary pronouncement as an interim measure pending a final ruling ordering the MIBAM to abstain from granting concessions, authorization or other acts relating to mining exploration or exploitation in the Imataca Forest.

     We have been advised that the legal proceeding before the Venezuelan Supreme Court became moot upon the issuance of Decree 3110. Although since the issuance of Decree 3110, the MIBAM has, on a selective basis, issued concessions, authorizations and other acts relating to mining exploration or exploitation in the Imataca Forest, we can give no assurances, given that the legal proceeding has not been formally terminated in the Venezuelan Supreme Court, that the MIBAM will, in the future, issue authorizations required to complete construction of, and subsequently operate, Brisas. This issue is a purported "primary reason" for the revocation of the Authorization to Affect. See "Item 4. Information on the Company - Properties - Brisas Project."

Venezuelan Environmental Laws and Regulations

     Venezuela maintains environmental laws and regulations for the mining industry that impose specific obligations on companies doing business in the country. The MinAmb, which administers Venezuelan environmental laws and regulations, proscribes certain mining recovery methods deemed harmful to the environment and monitors mining activities to ensure compliance. Venezuela’s environmental legislation provides for the submission and approval of environmental impact statements for certain operations and provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which could result in environmental pollution. A breach of current or future environmental legislation may result in the imposition of fines and penalties or the suspension or closure of any future operations, the extent of which cannot be predicted. Insurance covering losses or obligations related to environmental liabilities is not maintained and will only be maintained in the future if available on a cost-effective basis. Although we believe that we have adopted a high standard of environmental compliance, failure to comply with or unanticipated changes in such laws and regulations in the future could have a material adverse impact on our financial condition and results of operations. This issue is a purported "primary reason" for the revocation of the Authorization to Affect. See "Item 4. Information on the Company - Properties - Brisas Project."

13 of 114

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

     Not withstanding the revocation of the Authorization to Affect, we believe that we have the necessary title and rights to all of the properties for which we hold concessions or other contracts and leases. We can make no assurances that the revocation of the Authorization to Affect will be reversed nor can we be certain that someone will not challenge or impugn title or contract rights to such properties in the future or whether any such challenges will be by third parties or a government agency. We do not carry title insurance with respect to our mineral properties. A claim that we do not have title or contract rights to a property could have an adverse impact on our business in the short-term, and a successful claim that we do not have title or contract rights to a property could cause us to lose our rights to build infrastructure on or mine that property, perhaps without compensation for our prior expenditures relating to that property.

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

     Obtaining and maintaining permits is a complex, time consuming process and, as a result, we cannot assess whether necessary permits will be obtained or maintained on acceptable terms, in a timely manner or at all. The failure of the Venezuelan government to approve the required permits or authorizations could have a material adverse impact on our future operating results. Any failure to comply with applicable laws and regulations or the failure to obtain or maintain permits or authorizations, even if inadvertent, could result in the interruption of our operations or civil or criminal fines or penalties or enforcement actions, including orders issued by authorities enjoining or curtailing operations or requiring corrective measures, any of which could result in us incurring significant expenditures that could, in turn, have an adverse impact on our financial condition and results of operations.

Future results depend on Brisas.

     We depend on a single project, Brisas, which is a development stage project and which may never be developed into a commercially viable ore body. Any adverse event affecting Brisas or our ability to finance and/or construct and operate this project would have a material adverse impact on our financial condition and results of operations.

Obtaining funding for Brisas is essential to the Company’s plans.

     The timing and extent of funding future investments in Brisas depends on a number of important factors, including the re-issuance of the Authorization to Affect, the receipt of on-going permits or authorizations required in the future, the condition of world-wide equity and debt markets, actual timetable of our development plan, the price of gold and copper, our share price, results of our efforts to obtain financing, the political and economic conditions in Venezuela, and the ultimate capital costs of the project including our ability to obtain tax exonerations or payment holidays.

14 of 114

     The Board of Directors approved a plan to proceed with financing and, if successful, construction of Brisas based on the results of the Bankable Feasibility Study completed in early 2005. The original feasibility study and subsequent updates, including the most recent NI 43-101 update in March 2008 (the "March 2008 NI 43-101 report"), contemplate an initial capital expenditure of approximately $731 million, excluding working capital, critical spares and initial fills of approximately $53 million and value added taxes and import duties which are estimated at approximately $54 million. Management expects to apply for tax exonerations or payment holidays for certain taxes including value added tax and import duty tax on the initial capital costs, which are provided by law. However, there can be no assurances that such exonerations will be obtained, the primary result of which would be to increase initial capital required to place Brisas into production.

     Management provides no assurances that it will be able to obtain the substantial additional financing that will be needed to construct Brisas if and when the Authorization to Affect is re-issued and on-going permits or authorizations are obtained. Failure to raise the required funds will mean the Company will be unable to construct and operate Brisas, which would have a material adverse effect on the Company.

     As of March 30, 2009, the Company had approximately $101 million in cash and investments. We currently do not generate revenue from operations and have historically financed operating activities primarily from the sale of common shares, other equity securities or debt securities. In the near-term, management believes that cash and investment balances are sufficient to enable the Company to fund its activities into 2010 (excluding any substantial Brisas construction activities).

Uncertainty regarding risks inherent in the mining industry could impact future operations.

     Exploration for gold and other metals is speculative in nature, involves many risks and frequently is unsuccessful. Any exploration program entails risks relating to the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and regulatory approvals and the construction of mining and processing facilities at the mining site. Such exploration efforts may not result in the discovery of gold or other metals associated with gold and any mineralization discovered may not result in an increase of the Company’s reserves. If ore bodies are developed, it can take a number of years and substantial expenditures from the initial phases of drilling until production commences, during which time the economic feasibility of production may change. Such exploration may not result in economically feasible commercial mining operations. Significant capital investment is required to achieve commercial production from exploration efforts. There is no assurance that the Company will have, or be able to raise, the required funds to engage in these activities or to meet its obligations with respect to the exploration properties in which it may acquire an interest. To the extent that the Company seeks to expand its exploration program or seek acquisition opportunities, it may experience problems associated with mineral exploration or developing mining projects or may not be able to find adequate acquisition opportunities. Any one or more of these factors or occurrence of other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on our financial condition and results of operations.

Uncertainty regarding global financial markets.

     The downturn in the international financial markets, and the risk of prolonged global recessionary conditions, could adversely affect our financial condition. The market for new equity and debt financing is extremely limited and in some cases not available. Any inability by the Company to obtain the required financing in the future on favorable terms could have a material adverse effect on the Company’s financial condition.

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

15 of 114

     While the Company is satisfied with the Bankable Feasibility Study as revised, each of these factors involves uncertainties and the making of assumptions and, as a result, the Company cannot give any assurance that the Bankable Feasibility Study and its subsequent updates will prove accurate in preparation, construction and development of Brisas or that any key finding or underlying assumption will not prove to be inaccurate for reason outside the control of management, including changes in costs as a result of the passage of time between the completion of the Bankable Feasibility Study, as revised, and the date construction commences. It is not unusual in new mining operations to experience unexpected problems during development. As a result, the actual cost and time of placing Brisas into production could differ significantly from estimates contained in the Bankable Feasibility Study as updated. Likewise, should Brisas be developed, actual operating results may differ from those originally anticipated which could have a material adverse effect on our financial condition and results of operations.

There are differences in U.S. and Canadian practices for reporting reserves and resources.

     Our reserve and resource estimates are not directly comparable to those made by companies subject to SEC reporting and disclosure requirements, as we generally report reserves and resources in accordance with Canadian practices. These practices are different from the practices used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian accepted practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by U.S. domestic issuers. In the U.S., mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Prospective U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report "resources" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this Annual Report may not be comparable to information made public by domestic U.S. companies subject to the reporting and disclosure requirements of the SEC. See “Cautionary Note Regarding Resource and Reserve Estimates” in this Annual Report.

Actual mineralization may vary from current estimates in the future.

     Unless otherwise indicated, mineralization figures presented in this Annual Report and in our filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists and our internal geologists. When making determinations about whether to advance any of our projects to development, we must rely upon such estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered only as estimates. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis that may prove to be unreliable. These estimates may require adjustments or downward revisions based upon actual production experience. In addition, due to geologic variations within areas mined, the grade of ore ultimately mined, if any, may differ from that indicated by the March 2008 NI 43-101 report. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large scale tests under on-site conditions or in production scale. Actual quality and characteristics of deposits cannot be fully assessed until mineralization is actually mined and, as a result, mineral reserves may change over time to reflect actual experience.

     The resource estimates contained in this Annual Report have been determined and valued based on assumed future prices, cut-off revenue assumptions and operating costs that may prove to be inaccurate. Extended declines in market prices for gold or copper may render portions of our mineralization uneconomic and result in reduced reported mineralization or may adversely affect the commercial viability of Brisas. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our financial condition and results of operations.

Gold and copper projects are subject to all of the risks inherent in the mining industry.

Gold and copper projects are subject to all of the risks inherent in the mining industry, which include:

  environmental issues;
  industrial accidents;
  labor disruptions;
  social unrest;
  changes in capital and operating costs;

16 of 114

  fires, flooding and high-wall failure;
  inability to obtain suitable or adequate machinery, equipment or labor;
  unusual or unexpected geologic formations; and
  periodic interruptions due to inclement or hazardous weather conditions.

     The realization of any of these risks could result in damage to, or destruction of, mineral properties and production facilities, personal injury, environmental damage, delays, monetary losses and legal liability any of which could have an adverse effect on our financial position and results of operations. Insurance covering such catastrophic liabilities is not maintained and will only be maintained in the future if available on a cost-effective basis.

Operating losses are expected to continue until we construct an operating mine.

     We have experienced losses from operations for each of the last five years as the result of, among other factors, expenditures associated with corporate activities on Brisas, as well as other unrelated non-property expenses that are recorded in our consolidated statement of operations. We expect this trend to continue until sometime after Brisas is operational or the Company invests in an alternative project with commercial production. In addition, such losses may increase after we obtain additional financing and begin substantial construction of Brisas or invest in an alternative project. We can give no assurances that this trend will ultimately be reversed as a result of any operations at Brisas or elsewhere.

We may incur costs in connection with future reclamation activities that may have a material adverse effect on our earnings and financial condition.

     We are required to obtain government approval of our plan to reclaim Brisas after any minerals have been mined from the site. The Brisas reclamation plan has been incorporated into the environmental studies submitted to and approved by the MinAmb. Reclaiming Brisas is expected to take place during and after the active life of the mine. In accordance with applicable laws, we have provided bonds or other forms of financial assurances to guarantee compliance with environmental and social measures designed to mitigate, reduce or eliminate the impact of our permitted activities for the initial phase of construction. We will provide additional bonds for the reclamation of the mine. We may incur costs in connection with these reclamation activities in excess of such bonds or other financial assurances, and those costs may have a material adverse effect on our earnings and financial condition. We expect to establish a reserve for future site closure and mine reclamation costs based on the estimated costs to comply with existing reclamation standards. There can be no assurance that our reclamation and closure accruals will be sufficient or that we will have sufficient financial resources to fund such reclamation and closure costs in the future.

The volatility of the price of gold and copper could have a negative impact upon our current and future operations.

     The price of gold and copper has a significant influence on the market price of our common shares and our business activities. Fluctuation in gold and copper prices directly affects, among other things, the overall economic viability of Brisas, our ability to obtain sufficient financing required to construct Brisas, including the terms of any such financing, and the calculation of reserve estimates. The price of gold is affected by numerous factors beyond our control, such as the level of inflation, interest rates, fluctuation of the U.S. dollar and foreign currencies, supply and demand, sale of gold by central banks and other holders, political and economic conditions of major gold producing countries and existing inventories. The price of copper is more directly affected by global economic conditions, impacting industrial use and existing inventories. As of March 30, 2009, the closing price for gold was $916 per ounce and copper was $1.73 per pound. The following table sets forth the average of the daily closing price for gold and copper for the periods indicated as reported by the London Metal Exchange:

			YEAR ENDED DECEMBER 31,
	5 Yr. Avg.	2008	2007	2006	2005	2004

Gold ($ per ounce)	$605	$872	$695	$603	$445	$ 410
Copper ($ per pound)	$2.48	$3.15	$3.23	$3.05	$1.67	$ 1.30

Sales of a significant number of our common shares in the public markets, or the perception of such sales, could depress the price of our common shares.

17 of 114

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

     In order to finance the construction of Brisas or an investment in an alternative project, we may raise additional funds through the issuance of common shares, debt instruments convertible into common shares or other equity-based instruments, such as warrants. We cannot predict the size of any such future issuances of securities, or the effect, if any, that future issuances and sales of our securities will have on the market price of our common shares or the fair market value of the notes. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, will result in dilution, possibly of a substantial nature, to present and prospective holders of shares.

Our ability to generate the cash needed to pay interest and principal amounts on the notes and service any other debt depends on many factors, some of which are beyond our control.

     Because we expect to incur substantial indebtedness to finance the development of Brisas, in order to fund our debt service obligations, including our existing senior subordinated debt, we will require significant amounts of cash. Unless and until production commences at Brisas or we acquire or develop other operating properties, cash to meet these obligations will be sourced from cash on hand or the issuance of additional equity or debt securities. If we are successful in commencing production at Brisas, our ability to generate cash from operations to meet scheduled payments or to refinance our debt will depend on our financial and operating performance which, in turn, is subject to the business risks described in this Annual Report, including the risks of operating mining properties in Venezuela and prevailing economic conditions. Some of these risks are beyond our control. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or to delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our debt.

The price of our common shares may be volatile.

     Our common shares are publicly traded and are subject to various factors that have historically made their price volatile. The market price of our common shares may fluctuate based on a number of factors, including:

  economic and political developments in Venezuela, including any new regulatory rules or actions;
  our operating performance and financial condition;
  the performance of competitors and other similar companies;
  our ability to obtain the required permits and authorizations for Brisas;
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
  the dilutive effect of the sale by us of significantly more common shares in order to finance our activities; and
  other factors listed under "Cautionary statement regarding forward-looking statements."

18 of 114

     In addition, the market price of the common shares is affected by many variables not directly related to our performance and that are therefore not within our control. These include other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the common shares on The Toronto Stock Exchange ("TSX") and NYSE Amex (formerly known as AMEX) has historically made our share price volatile and suggests that our share price will continue to be volatile in the future.

Future hedging activities could negatively impact future operating results.

     We have not entered into forward contracts or other derivative instruments to sell gold or copper that we may produce in the future. Although we have no near term plans to enter into such contracts or derivative instruments, we may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when we enter into the contracts, so that the product must be sold at a price lower than that which could have been realized had we not entered into the contract. This may result in the Company entering into option contracts for gold and copper to mitigate the effects of such hedging.

Changes in critical accounting estimates could adversely affect our financial results.

     Our most significant accounting estimate relates to the carrying value of Brisas, which is more fully discussed in our annual consolidated financial statements and related footnotes, which are included in this Annual Report. Although we regularly review the net carrying value of our mineral properties, estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Where estimates of future net cash flows are not available and where other conditions suggest impairment, we assess whether carrying value can be recovered. Although we believe that we have made our best estimate of these factors as they relate to our mineral properties, it is possible that changes could occur in the near-term, which could adversely affect the future net cash flows to be generated from the properties.

Material weaknesses relating to our internal controls over financial reporting could adversely affect our financial results or condition and share price or the price of the notes.

     While we believe there are no reportable material weaknesses in our internal controls as defined in Section 404 of The Sarbanes-Oxley Act of 2002 as of the date of this Annual Report, there can be no assurance that material weaknesses regarding our internal controls will not be discovered in the future. If so, this could result in costs to remediate such controls or inaccuracies in our financial statements. In addition, a material weakness in internal controls over financial reporting may result in increased difficulty or expense in transactions such as financings, and many result in an adverse reaction by the market generally that would result in a decrease of our share price or the price of the notes.

As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the U.S.

     We are a foreign private issuer under the Exchange Act and, as a result, are exempt from certain rules under the Exchange Act. These rules include the proxy rules that impose certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently, promptly or in as much detail as U.S. companies with securities registered under the Exchange Act. We are not required to file financial statements prepared in accordance with U.S. GAAP (although we are required to reconcile our financial statements to U.S. GAAP). We are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. Moreover, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares.

     We could lose our foreign private issuer status as a result of future sales of equity securities. If a majority of our common shares are not held directly or indirectly by non-residents of the U.S., we will no longer be exempt from the rules and regulations discussed above and, among other things, we will not be eligible to use the multijurisdictional disclosure system adopted by the U.S. and Canada or other foreign issuer forms and will be required to file periodic reports, proxy statements and financial statements as if we were a company incorporated in the U.S.. We will also lose the ability to rely upon exemptions from NYSE Amex corporate governance requirements that are available to foreign private issuers. The costs, expenses and burdens incurred in fulfilling these additional regulatory requirements could be significant and could have an adverse effect on our financial position and results of operations.

19 of 114

U.S. Internal Revenue Service designation as a “passive foreign investment company” may result in adverse U.S. tax consequences to U.S. shareholders.

     U.S. taxpayers should be aware that the Company has determined that it was a "passive foreign investment company" under Section 1297(a) of the U.S. Internal Revenue Code (a "PFIC") for the taxable year ended December 31, 2008, and it may be a PFIC for all taxable years prior to the time Brisas is in production. The Company does not, however, believe that any of its subsidiaries were PFICs as to any shareholder of the Company for the taxable year ended December 31, 2008. For taxable years in which the Company is a PFIC, any gain recognized on the sale of the Company's common shares and any "excess distributions" (as specifically defined) paid on the Company's common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

     Alternatively, a U.S. taxpayer that makes a timely and effective "QEF election" generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company's "net capital gain" and "ordinary earnings" (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. For a U.S. taxpayer to make a QEF election, the Company must agree to supply annually to the U.S. taxpayer the “PFIC Annual Information Statement” and permit the U.S. taxpayer access to certain information in the event of an audit by the U.S. tax authorities. The Company will prepare and make the statement available to U.S. taxpayers, and will permit access to the information. As a second alternative, a U.S. taxpayer may make a "mark-to-market election" with respect to a taxable year in which the Company is a PFIC and the common shares are "marketable stock" (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in such common shares.

     The determination of whether the Company and any of its subsidiaries will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company and any of its subsidiaries will be a PFIC for any taxable year generally depends on the Company's and its subsidiaries’ assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the Company and any of its subsidiaries will not be a PFIC for any taxable year.

Attracting and retaining key personnel in the future could have a significant impact on future operating results.

     We are and will be dependent upon the abilities and continued participation of key management personnel, as well as the significant number of new personnel that will be necessary to manage any construction and operation of Brisas. If the services of our key employees were lost or we are unable to obtain the new personnel necessary to construct, manage and operate Brisas, it could have a material adverse effect on our future operations.

We may experience difficulties managing our anticipated growth.

     We anticipate that if we construct Brisas or another project and commence production; we will experience significant growth in our operations resulting in increased demands on our management, internal controls and operating and financial systems. There can be no assurance that we will successfully meet these demands and effectively attract and retain additional qualified personnel to manage our anticipated growth. The failure to manage growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We do not intend to pay any cash dividends in the foreseeable future.

     We have not declared or paid any dividends on our common shares since 1984. We intend to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on the common shares in the foreseeable future. Any return on an investment in our common shares will come from the appreciation, if any, in the value of the common shares. The payment of future cash dividends, if any, will be reviewed periodically by the Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

20 of 114

Additional risks.

     Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, our Directors, our executive officers and some of the experts named in this Annual Report based on civil liability provisions of federal securities laws or other laws of the U.S. or any state thereof or the equivalent laws of other jurisdictions of residence.

     We are organized under the laws of the Yukon Territory, Canada. Some of our directors and officers, and some of the experts named in this Annual Report, are residents of Canada or otherwise reside outside of the U.S. and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside of the U.S. As a result, it may be difficult for investors in the U.S. or outside of Canada to bring an action in the U.S. against directors, officers or experts who are not resident in the U.S. It may also be difficult for an investor to enforce a judgment obtained in a U.S. court or a court of another jurisdiction of residence predicated upon the civil liability provisions of Canadian security laws or U.S. federal securities laws or other laws of the U.S. or any state thereof against us or those persons.

Item 4. Information on the Company HISTORY AND DEVELOPMENT OF THE COMPANY

     The Company is engaged in the business of exploration and development of mining projects and is presently focused primarily on its most significant asset, the Brisas Project, and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela. The Company has no commercial production at this time.

     Regulation of the Venezuelan mining sector is in transition. A new mining law has been discussed by the current administration and the National Assembly since 2005. Although various alternative changes have been addressed publically in the past, the specific provisions of any new law is still unclear and the government has not yet announced when any new mining law will be approved and enacted. In May 2008, as more fully discussed below, the Company received notification from the MinAmb of its decision to revoke the Authorization to Affect. Since we received the revocation notice, management has communicated with members of MinAmb, MIBAM and other government officials with the intention of obtaining a resolution to the impasse. However, as of the date of this report, the Company has not been able to confirm how the government intends to proceed regarding the development of Brisas. For a description of the Company's organizational structure and office locations, see "General Information - Corporate Information" and " - the Company."

21 of 114

PROPERTIES Brisas Project Location

     The Brisas Project is located in the Km 88 mining district in the State of Bolivar in southeastern Venezuela approximately 373 kilometers (229 miles), by paved highway, southeast of Puerto Ordaz (Ciudad Guayana). The project, accessible by an all-weather road, is 5 kilometers west of the Km 88 marker on Highway 10.

     The primary Brisas property is a 500-hectare land parcel consisting of the Brisas alluvial concession and the Brisas hardrock concession beneath the alluvial concession (the "Brisas concessions"). Together these concessions contain substantially all of the mineralization identified in the Bankable Feasibility Study, as updated. Brisas also includes a number of other existing concessions (such as the El Pauji concession) or pending applications for concessions, alfarjetas, CVG work contracts, land use authorizations or easements adjacent to or near the Brisas concessions for the mining and milling facility, related infrastructure and future needs totaling as much as 13,000 hectares. In the third quarter of 2008 the Company received accreditation letters of technical compliance from MIBAM for all of the properties that comprise Brisas.

Brisas Hardrock Concession – Contains approximately 97% of Brisas Mineralization

     The Brisas hardrock concession (which is beneath the Brisas alluvial concession) is for the exploitation of hardrock gold, copper and molybdenum and was granted by MEM (now MIBAM) through a title published in the Official Gazette No. 36,405 on March 3, 1998. In 1998, the Company also made application for the silver mineralization contained within the area of this concession. The Brisas hardrock concession is the main ore-body, comprising approximately 97% of the gold and 100% of the copper mineralization contained within the properties.

     The Brisas hardrock concession is an exploitation concession with a term of 20 years and two renewal periods of 10 years each, at the discretion of MIBAM. The hardrock concession provides for up to a 4% tax on gold sales and up to a 7% mine mouth tax on copper production.

22 of 114

Brisas Alluvial Concession – Contains approximately 3% of Brisas Gold Mineralization.

     The Brisas alluvial concession was acquired by the Company through the acquisition of BRISAS in 1992. The Brisas alluvial concession is for the exploitation of alluvial gold, with a 3% tax on gold sales, granted by MEM through a title published in the Official Gazette No. 33,947 on April 18, 1988. In 1998, the Company also made application to MEM for the copper and silver mineralization contained within the area of this concession.

     The Brisas alluvial concession mineralization is low-grade and is uneconomic on a stand-alone basis. When this mineralization is combined with the Brisas hardrock mineralization it represents approximately 3% of the total Brisas Project mineralization and is economic due to economies of scale. The Brisas alluvial concession provides MIBAM or its designee the right (referred to as a "special advantage" to Venezuela) to acquire 20% of the company organized by the alluvial concession holder to perform extraction activities within the concession. Venezuelan legal counsel has advised us that to the best of their knowledge MIBAM have never enforced such provisions contained in similar concessions. For this reason, it is unclear how the value of the twenty percent (20%) of the alluvial concession would be determined, in the event MIBAM chose to exercise such right pursuant to the alluvial concession.

     The Brisas alluvial concession is an exploitation concession with a term of 20 years and two renewal periods of 10 years each, at the discretion of MIBAM. On October 17, 2007, pursuant to Article 25 of the Mining Law, the Company submitted an application to extend the Brisas Alluvial Concession, which was set to expire April 18, 2008, for another 10 years. Article 25 provides that, if in compliance, a concession holder may request an extension with the MIBAM within the above three-year term application which, in any case, shall be submitted six months prior to expiration of the initial term and the Ministry must decide within this same six month period. The same Article 25 provides that if no notice is given to the petitioner or the Ministry does not respond to the extension application, it is understood that the petition has been approved and the extension has been granted. MIBAM did not respond to our extension application within the six month time period provided for in Article 25 of the Mining Law. As a result, Venezuelan legal counsel has advised the Company that our extension application was automatically approved due to the positive silence provision set forth in Article 25 of the Mining Law.

El Pauji Concession – To be utilized for Infrastructure

     The El Pauji alluvial gold concession is for the exploitation of alluvial gold granted by MEM through a title published in the Official Gazette No. 334,011 on July 20, 1988. The Company has an easement for the El Pauji concession for Brisas Project infrastructure purposes approved in both the operating plan by MIBAM in 2003 and the ESIA by MinAmb in 2007. Similar to the Brisas Alluvial Concession, the El Pauji concession had an initial term of 20 years and two renewal periods of 10 years each, at the discretion of MIBAM. The Company has a power of attorney to manage the concession on behalf of the concessionaire and, in accordance with Article 25 of the Mining Law, filed an application to extend the concession for another 10 years on January 17, 2008, following the same procedure utilized for the Brisas Alluvial Concession. As was the case with the Brisas Alluvial Concession, MIBAM did not respond to the extension application within the six month time period provided for in Article 25 of the Mining Law. Venezuelan legal counsel advised the Company that the extension application was automatically approved again, due to the positive silence provision set forth in Article 25 of the Mining Law.

Tenure

     Generally a concession represents a privilege, license or mining title granted by MIBAM or its predecessor Ministry of Energy and Mines ("MEM"), pursuant to Venezuelan mining law, to explore and, if warranted, produce minerals from a specified property. An alfarjeta is a right similar to a concession except that the area of the land parcel is insufficient in size to be designated a concession. A CVG work contract is similar to rights granted pursuant to a concession except, contract law governs such rights. In 2003 CVG's authority to grant new mining contracts was eliminated. Land use authorizations and easements are generally the right to temporarily occupy land required for mining activities. See "Venezuelan Mining, Environment and Other Matters."

Status

     MIBAM approved the Brisas operating plan during 2003 and contained within the operating plan are, as noted above, a number of existing or pending applications for concessions, alfarjetas, CVG work contracts, land use authorizations or easements, adjacent to or near the Brisas concessions. These additional land parcels comprise the majority of the land required for the mining and milling facility and related infrastructure contemplated in the Bankable Feasibility Study, as revised. In the third quarter of 2008 the Company received accreditation letters of technical compliance from MIBAM for all of the properties that comprise Brisas.

23 of 114

     MIBAM approval of the Brisas operating plan was a prerequisite for submitting the Brisas Environmental and Social Impact Study for the Exploitation and Processing of Gold and Copper Ore (Estudio de Impacto Ambiental y Sociocultural) ("ESIA") to MinAmb. MinAmb approved the ESIA in early 2007 and in March 27, 2007 issued the Authorization to Affect. The Authorization to Affect provided for the commencement of construction for certain infrastructure work, including various construction activities at or near the mine site, but not the construction of the mill and the exploitation of the gold and copper mineralization at Brisas.

     Based on the issuance of the Authorization to Affect in 2007, we commenced significant pre-construction procurement efforts with the assistance of SNC-Lavalin awarding contracts for Brisas site prep and construction camp facilities and placing orders for the gyratory crusher, pebble crushers, SAG and ball mills, mill motors and other related processing equipment, early-works construction equipment and various other site equipment totaling approximately $125.3 million, accelerated detailed project engineering, hired a number of senior technical staff, completed the sale of approximately $103.5 million of convertible notes and $74 million in new equity, launched a number of environmental and social initiatives and commenced preparation of the Brisas site for construction activities.

     The Authorization to Affect mandated that before commencing significant permitted activities we were required to complete an administrative procedure by signing on-site what is referred to as an initiation act with MinAmb representatives which indicates that all conditions precedent to commencing activities had been met, documented our understanding of the obligations throughout the term of the authorization and certified that the permitted activities could in fact commence. The request for the approval of the initiation act, was submitted shortly after the Authorization to Affect was approved and requested multiple times thereafter. However, the MinAmb did not act on our requests.

     In May 2008, the Company received notification from the MinAmb of its decision to revoke the Authorization to Affect. MinAmb referenced in its formal notice the existence of environmental degradation and affectation on the Brisas property, the presence of a large number of miners on the property and the Imataca Forest Reserve as the basis for their decision. Venezuelan legal counsel has advised management that the Authorization to Affect was granted to our Venezuelan subsidiary by MinAmb, a competent authority, following the corresponding legal procedure and in accordance with applicable laws and regulations. At the time the Authorization to Affect was issued, there was no legal norm prohibiting MinAmb from authorizing performance of mining activities in the area of the Brisas Project. Further, in response to the various points contained within the revocation notice, Venezuelan legal counsel has advised management that the revocation of the Authorization to Affect is groundless and legally unsupported.

     Shortly after the revocation the Company filed an appeal with the Minister of MinAmb outlining our belief as to the factual flaws referenced in the revocation and requested the Minister to reinstate the Company’s Authorization to Affect. The Minister of MinAmb has not yet issued an official decision regarding our appeal and on advice of Venezuelan legal counsel and in order to protect our rights under Venezuelan law, the Company filed an appeal with the Political Administrative Chamber of the Venezuelan Supreme Court on March 25, 2009. Although the filing in the Supreme Court is more formal that the appeal filed with MinAmb, the substance of our arguments and the merits of our position remain substantially the same.

     Since we received the revocation notice, management has communicated with members of MinAmb, MIBAM and other government officials with the intention of obtaining a resolution to the impasse. A number of alternatives have been discussed with government officials. Although these discussions appear to be consistent with the proposed changes to the mining law and mining policies that have been addressed publically in the past 12 months, the final provisions that might be enacted are still unclear.

     We believe that (1) through the new mining law or another legal instrument the Venezuelan government may seek to participate in all mining projects through a state company or joint venture, (2) if the government participates in the mining projects, it may pay its pro rata share of investments to date and its share of future capital costs relating to the projects, and (3) the government believes that the Brisas Project and the Las Cristinas project, which is contiguous and to the north, should be combined into a single project in which the benefits to all participants, including the local communities and the government, will be maximized. Until the government clearly and unequivocally announces (1) the provisions of the new mining law and policies and, (2) its intentions regarding the Brisas stand alone project or the Brisas/Las Cristinas combined project, we can give no assurance as to what the outcome will be.

We believe there are three courses of action available to us in Venezuela at this time:

24 of 114

  resolve with the Venezuelan government the current status of the Brisas Project and proceed with our development with the support of the government;
  seek a financial settlement with the Venezuelan government if development is not permitted to proceed on terms acceptable to us; or
  seek remedies either under Venezuela’s domestic legal system or via bilateral investment treaties that we believe protect investments such as ours in Venezuela.

     It is possible that the government and the new mining law, when approved, will permit the Company to continue construction of and to operate the Brisas Project on a stand-alone basis without the participation of the government or government-sponsored third parties.

     If the government seeks to enter into mixed enterprise joint ventures with mining companies operating in Venezuela, we believe it will be possible that the Company and the Venezuelan government could reach an agreement or arrangement on acceptable terms with respect to an enterprise through which the Company and Venezuela jointly construct and operate the Brisas Project or a combined Las Cristinas and Brisas Project.

     If an acceptable agreement or arrangement is not offered by the government to the Company, we would seek to negotiate with the Venezuelan government an acceptable amount of compensation for our investment and rights in the Brisas Project.

     If we and the Venezuelan government were unable to reach an agreement as to a mutually acceptable amount of compensation or if the impasse continues, we would pursue claims under Venezuela’s domestic legal system or through arbitration under bilateral investment treaties entered into between Venezuela, Canada and Barbados, for compensation that will reflect our approximately $250 million investment plus interest over our 17 year investment period, as well as a claim for lost profits reflecting the economic conditions prevalent at the time of the revocation of the permit.

     As a result of the revocation of the Authorization to Affect, the Venezuelan government’s inability to clearly articulate its intentions related to Brisas and the uncertainty of the future time schedule, our board of directors authorized management to evaluate the status of $44.7 million (net of commitments) of equipment ordered for the Brisas Project regarding the sale or redeployment of all or a portion of the remaining equipment. In late 2008, the Company sold a portion of the equipment which would have been used for the Brisas Project. We believe that the sale of this equipment will not impact the start-up of the Brisas Project to the extent the current delays in Venezuela are resolved.

     The Company continues its commitment for the manufacture of one SAG mill and two ball mills, related motors and peripheral equipment, demonstrating our current commitment to the Brisas Project. Initially, the Brisas Project would be expected to proceed with reduced capital costs and 35,000 tonnes per day through-put as a result of this sale. This modification should not impact the Company’s ability to increase production to 70,000 tonnes per day through-put or greater thereafter. See "Item 4. Information on the Company - Properties - Project Work to Date."

     The Company retains its concession and contract rights, holds an operating plan approved by the MIBAM in 2003, holds an ESIA approved by MinAmb in early 2007, and is in receipt of accreditation letters of technical compliance for all of the properties that comprise Brisas from MIBAM in the third quarter of 2008. In this regard, the Company reviewed the amounts recorded on its Consolidated Balance Sheets related to the Brisas Project for potential impairment and has concluded that there was no impairment of these amounts as of December 31, 2008. It is unclear how future actions by the government will effect operations or impair the carrying value of the capitalized costs associated with Brisas.

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

25 of 114

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

     The Brisas property is divided into weathered and unweathered material. Weathered material or saprolite is further defined by the degree of oxidation into oxide saprolite and sulfide saprolite. Both contain clays and quartz with the oxide saprolite having iron oxides such as hematite and goethite while in the sulfide saprolite the iron is present as pyrite. The unweathered material consists of andesite or dacite tuffs that are further subdivided based on the presence or absence of mineral crystals and lithic or lapilli fragments. Unweathered intrusive material includes a tonalite stock and basalt dikes and sills. The tuffs strike northerly and dip 30 to 35 degrees to the west. No faulting can be recognized within the deposit.

     The mineralization is stratabound and strataform within a 200-meter thick series of tuffs marked by rapid horizontal and vertical facies changes. The gold/copper mineralization is over 1,900 meters long and 500 to 900 meters wide. Mineralization continues for an unknown distance down–dip to the west, north and south, as well as, below the current deposit. Three styles of mineralization are seen: (1) massive sulfide-quartz-tourmaline breccia with pyrite, chalcopyrite and gold in an outcrop referred to as the Blue Whale, (2) stratabound, disseminated pyrite-gold/copper mineralization and (3) quartz-calcite high angle veins marked by erratic but high gold values. The disseminated mineralization is characterized by a calcite-quartz-epidote-sulfide alteration and constitutes the majority of the economic mineralization. There appears to be no relationship between the disseminated mineralization and the high angle veins. The mineralization to the north is generally pyrite-chalcopyrite-gold with the copper content decreasing to the south until in the southern portion of the deposit the copper is a minor constituent of the mineralization. Mineralization is open down dip to the west and to the north.

Bankable Feasibility Study and subsequent NI 43-101 updates

     Management completed the original Bankable Feasibility Study in 2005. In March 2008, the Company, with the assistance of Pincock, Allen & Holt ("PAH"), updated and prepared a new National Instrument 43-101 report for the Brisas Project, which is summarized below. The Company and SNC-Lavalin, the project’s EPCM (Engineering, Procurement, and Construction Management) contractor, updated the capital costs contained therein.

     The 2008 NI 43-101 report utilizes $600 per ounce gold and $2.25 per pound copper for the base-case economic model and at such prices, cash operating costs (net of copper byproduct credits) are estimated at $120 per ounce of gold. Total costs including cash operating costs, exploitation taxes, initial capital costs (excluding sunk cost), and sustaining capital costs are estimated at $268 per ounce of gold.

     The current operating plan assumes a large open pit mine containing proven and probable reserves of approximately 10.2 million ounces of gold and 1.4 billion pounds of copper in 483 million tonnes of ore grading 0.66 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.54 per tonne using a gold price of $470 per ounce and a copper price of $1.35 per pound. The operating plan anticipates utilizing conventional truck and shovel mining methods with the processing of ore at full production of 75,000 tonnes per day, yielding an average annual production of 457,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 18.25 years. The strip ratio (waste to ore) is estimated at 2.24:1. The mining and processing methods are all based on conventional technology and, at present, no new or unproven technology is expected to be employed.

26 of 114

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

     Because recovery parameters or economic parameters vary by metal grade and Brisas contains both gold and copper, management determined that a "cutoff grade" calculation would be overly cumbersome and rely on the averaging of certain parameters. As a result, the Company utilizes a cost based approach, whereby it estimates all costs associated with the proposed operation. These costs are then compared to the estimated revenue contained in each tonne of ore to be processed or hauled to the waste rock facility. An internal cutoff value of $3.54 per tonne is used for the reserve calculation and a breakeven cutoff value of $4.37 per tonne is used to determine the size of the ultimate pit during the pit optimization analysis. Management believes this is a more accurate and manageable method than the "cutoff grade" approach.

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

     Operating supplies are available primarily in Venezuela and from other South American countries. Power is available from an electrical substation which is connected to a transmission line that passes within a few kilometers of the project site. Abundant water is available in the area, with Brisas' fresh water requirements being met by water pumped from the pit dewatering system, and by rainfall recovered in the tailings pond. On-site accommodations will be provided for employees, who will be drawn both from the local area, and from the industrialized area around Puerto Ordaz. Over 2,000 personnel will be needed for the construction of the project and employment will peak at over 900 operating personnel.

Mineral Resource and Reserve Estimate

     Cautionary Note to U.S. Investors. We advise U.S. investors that definitions contained in CSA National Instrument 43-101 differ in certain respects from those set forth in the SEC Industry Guide 7.

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

27 of 114

     This report uses the terms "measured," "indicated" and "inferred" resource. We advise U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that the mineralization not already categorized as mineral reserves, will ever be converted into reserves. Further, an "inferred resource" has a great amount of uncertainty as to its existence and its economic and legal feasibility. Under Canadian disclosure rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, is economically or legally mineable or that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Also, disclosure of contained ounces is permitted under Canadian regulations however the SEC generally requires mineral resource information to be reported as in-place tonnage and grade.

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

The inferred mineral resource, based on an off-site smelter process (0.4 gram per tonne gold equivalent cut-off), is estimated at 121.0 million tonnes containing 0.590 grams gold per tonne and 0.12 % copper, or 2.28 million ounces of gold and 316 million pounds of copper. The mineral resource and gold equivalent (AuEq) cut-off is based on $400 per gold ounce and $1.15 per pound copper.

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

BRISAS PROJECT WORK TO DATE

     Since acquiring Brisas in 1992, the Company has spent in excess of $250 million on the project (including capitalized costs and equipment recorded in the Consolidated Balance Sheet and financial, legal and engineering costs incurred in support of our Venezuelan operations recorded in the Consolidated Statement of Operations). In addition, approximately $30.4 million remains contractually committed for previously ordered equipment as of December 31, 2008. During the three years ended December 31, 2008, the Company invested the following net amounts for property, plant and equipment related to Brisas 2008- $46.6 million, 2007- $55.1 million and 2006- $15.7 million.

28 of 114

     The costs expended include property and mineral rights, easements, acquisition costs, equipment expenditures, litigation settlement costs, general and administrative costs and extensive exploration costs including geology, geophysics and geochemistry, approximately 975 drill holes totaling over 200,000 meters of drilling, independent audits of drilling, sampling, assaying procedures and ore reserves methodology, environmental baseline work/socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical test work, tailings dam designs, milling process flow sheet designs, ESIA and Bankable Feasibility Study, including a number of subsequent updates, and an independent CSA National Instrument 43-101 report which was most recently updated in March 2008. Detailed engineering for Brisas was approximately 85% complete at the date of this report.

     Based on the issuance of the Authorization to Affect in 2007, we commenced significant pre-construction procurement efforts with the assistance of SNC-Lavalin awarding contracts for Brisas site prep and construction camp facilities and placing orders for the gyratory crusher, pebble crushers, SAG and ball mills, mill motors and other related processing equipment, early-works construction equipment and various other site equipment totaling approximately $125.3 million, accelerated detailed project engineering, hired a number of senior technical staff, completed the sale of approximately $103.5 million of convertible notes and $74 million in new equity, launched a number of environmental and social initiatives and commenced preparation of the Brisas site for construction activities.

      We have enjoyed broad support from the local communities, including a Community Liaison Commission created with representatives from each of the Community Counsels for the 21 local and surrounding communities, the Construction Union, the Heavy Machinery Union, the local Chamber of Commerce, MIBAM, the local Mayor’s office representative and SNC Lavalin.

     We funded and constructed a medical facility and a computer and internet center, refurbished and expanded a local school and a Community Liaison Commission facility, constructed new recreational and sport facilities, supported a number of farming and community development programs and continue to maintain the ongoing expenditures associated with these programs and facilities, including the Brisas Community Sport Program whereby over 800 children actively participate in daily supervised activities. The Company also continues to monitor environmental parameters related to Brisas including monthly air and water quality studies, climate and hydrological information and biodiversity assessments.

     As a result of the revocation of the Authorization to Affect and the Venezuelan government’s inability to clearly articulate its intentions related to Brisas and the uncertainty of the future time schedule, the Company suspended the detailed engineering work being performed by SNC in mid 2008 and curtailed substantially all development expenditures related to the Brisas Project. In late 2008, the Company sold one SAG mill, two ball mills (35,000 tonne per day through-put) and related motors slated being manufactured for the Company's Brisas Project for approximately $41.1 million. As a result of the sale the Company recovered approximately $19.2 million of progress payments and the purchaser assumed the Company's remaining payment obligations related to the equipment of approximately $21.9 million.

2009 BRISAS WORK PLAN

     The Company continues to employ a number of people who facilitate the Company’s ongoing environmental monitoring programs as well as social and community programs that the Company has previously committed. These programs and the related financial commitment to the local and regional area may be reduced or eliminated in the future depending on the ultimate resolution of the Venezuelan government’s plan to proceed regarding the development of Brisas.

     Management believes that the best use for the equipment currently being manufactured for Brisas is the deployment of that equipment on Brisas. However management continues to act on the Board of Director's authorization to evaluate the status of $44.7 million (net of commitments) of equipment ordered for the Brisas Project regarding the sale or redeployment of a portion or all of the remaining equipment. The Company continues its commitment for the manufacture of one SAG mill and two ball mills, related motors and peripheral equipment, demonstrating our current commitment to the Brisas Project. Initially, the Brisas Project would be expected to proceed with reduced capital costs and 35,000 tonnes per day through-put as a result of the previously noted sale. This sale and modification to the project startup is not expected to impact the Company’s ability to increase production to 70,000 tonnes per day through-put or greater thereafter, if the Company constructs Brisas.

29 of 114

Choco 5 Property

       The Choco 5 property is a grass-root gold and other minerals exploration target also located in Venezuela.

LOCATION

     The Choco 5 property is located in the State of Bolivar, Guayana region. The property is a 5,000 hectare parcel located 24 kilometers west of the mining community of El Callao (population approximately 25,000) located in the El Callao gold mining district and 200 kilometers south of Puerto Ordaz, the nearest major city. Hydroelectric power from generating plants on the Caroni River, near Puerto Ordaz, is connected to El Callao with a 400 kv power line running through the nearby Choco 4 property. The El Callao mining district is an area with considerable mining activity for the past 125 years. Currently active are companies such as Rusoro, which holds Choco 4 (exploration project) and Choco 10 (gold producing project). Both properties are adjacent to Choco 5. In addition, Minerven (a wholly owned subsidiary of CVG)is also active in the area.

TENURE

     The underlying mining title or concession for the area known as the Choco 5 property was issued by MEM to CVG on May 11, 1993. The concession was subsequently leased by CVG to Minerven pursuant to an agreement dated December 22, 1998 (the "Choco 5 Lease"). On June 28, 2000, Minerven subleased the Choco 5 Concession to the Company (the "Choco 5 Sublease"). See "Venezuelan Mining, Environment and Other Matters."

     The Choco 5 concession is a vein (hardrock) and alluvial concession for the exploration and subsequent exploitation of primarily gold and copper as well as other minerals, with a term of 20 years, starting with the publication of its exploitation certificate, subject to two possible 10 year extensions up to a maximum term of 40 years. The Company’s on-going obligations pursuant to the Choco 5 Sublease (which incorporates the terms of the Choco 5 Lease and Choco 5 concession) included variable royalties staged over the life of the project on the value of gross production of gold and other minerals and on the value of proven reserves ranging from 0.35 to 2.3%, quarterly payments of approximately $5,000 until commercial production and the obligation to keep the property in good standing during the term of the agreement.

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

CHOCO 5 PROJECT WORK TO DATE

     Since acquiring the property, the Company has invested approximately $1.5 million on the exploration of the Choco 5 property, which has included acquisition costs, geological mapping, airborne geophysics, stream sediment and soil geochemistry, mapping, geomorphological study, drilling and assaying.

30 of 114

2009 CHOCO 5 WORK PLAN

     The Company has significantly reduced its exploration activities on Choco 5 until it receives clarification regarding new mining rules and regulations. Choco 5 exploration activities planned for 2009 are expected to be limited to baseline geological activities such as geochemical analysis and line cutting. The Company manages its exploration effort out of its office in the community of El Callao.

VENEZUELAN MINING, ENVIRONMENT AND OTHER MATTERS

     Venezuelan laws applicable to mining operations consist of some laws that differ from those of Canada and the United States, as well as various mining and environmental rules and regulations that are similar in purpose to those in Canada and the United States, but often are more bureaucratically complex. The following is a summary of the more significant Venezuelan mining and environmental laws and other laws and regulations that may affect the Company’s operations on the Brisas and Choco 5 properties, but is not a comprehensive review of all laws or a complete analysis of all potential regulatory considerations related to the properties.

Formation of the Ministry of Basic Industries and Mines (MIBAM)

     In January 2005, Presidential Decree 3416 (dated January 11, 2005) reorganized the previous Ministry of Energy and Mines (MEM) and transferred certain activities, including mining, to the newly created MIBAM. The Decree also assigned to MIBAM the oversight and authority over the state-owned CVG, holder of the iron ore, bauxite and aluminum, gold, metallurgical and other mining and industrial state-owned assets.

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

     In the third quarter of 2008, we received accreditation letters of technical compliance from the MIBAM for all properties that comprise Brisas. We believe, based on our performance and communications with the relevant regulatory agencies, all of our properties are in compliance with applicable regulations, including our required and voluntary commitments to various social, cultural and environmental programs in the immediate and surrounding areas near Brisas.

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

Scope and Term of Concessions

     The Mining Law sets out the basic requirements for a concession application to MIBAM, including:

  identification of the mineral(s) to be explored for and exploited;
  evidence of technical, economic and financial capability; and
  special advantages to be granted to the Republic of Venezuela in different areas (e.g., technology, infrastructure, social facilities, training obligations, etc.).

     Before initiating exploitation, the concession holder must provide to the MinAmb an environmental bond to guarantee the rehabilitation of the environment at the completion of exploitation.

31 of 114

     A concession holder has the right to exploit the granted minerals regardless of whether they occur in the hardrock or alluvial and the concession extends only to minerals specifically covered by the concession. A concession holder that finds a deposit of another mineral must inform MIBAM and make separate application for such mineral, in compliance with the Mining Law.

     The term of a concession is 20 years (from the date the certificate of exploitation is granted) with two subsequent 10-year renewals, provided the concession holder has received such renewal within three months before the expiration of the term of the concession. Pursuant to Article 25 of the Mining Law, the concession holder may only request an extension if in compliance with all of its obligations to the Republic within the above three-year term application which, in any case, shall be submitted before the six (6) months prior to expiration of the initial term and the Ministry must decide within this same six (6) months period. If no notice is given by the Ministry, it will be understood that the extension has been granted.

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

  gold, silver, platinum and associated metals, 3% of their commercial value as determined in the city of Caracas;
  diamonds and other precious stones, 4% of their commercial value as determined in the city of Caracas; and
  in other cases, including copper, 3% of their commercial value at the mine mouth. MIBAM can reduce this tax from 3% to 1% (and subsequently increase it back to 3%) if economic conditions warrant it.

     Also, the Venezuelan government is entitled to exempt, either totally or partially, concession holders from import duties on imported tools and equipment not produced in the country and needed to develop mining activities.

     In addition to the rights and obligations described above, current Venezuelan mining and environmental regulations require the rational exploitation of all known mineralization and prohibit the wasting of ore, development of permanent structures over mineralization and development efforts that hinder or negatively impact the rights of neighbors. These regulations provide, among other things, an environment in which neighboring title-holders can negotiate set-back agreements or similar agreements in order to allow the mineralization contained within an adjoining area to be rationally exploited by all parties The Company’s Brisas Project mine plan, approved by MIBAM, and its approved ESIA both include the assumption that a set-back agreement related to Brisas northern boundary will be obtained, and, although the Company has not yet obtained a definitive set-back agreement or something similar with the adjacent property title-holder to the north, management has not received any communication that such agreement (either formal or informal) will not be obtained in the future.

Conversion of CVG Work Contracts into Mining Concessions

     The Transitory Provisions included in Title XI of the Mining Law contemplate the option to apply for a conversion of CVG work contracts into mining concessions. In September 2003, a Presidential Decree was enacted that eliminated the authority of CVG to grant new mining contracts for the exploration, development and exploitation of gold and diamonds in the Guayana region. The decree is a continuation of the policy of MIBAM to centralize the management of mining rights in the Guayana region.

     The Company has obtained several properties located near the Brisas property pursuant to CVG work contracts for infrastructure purposes and, based on the current mining law, applied to MIBAM in a timely manner for conversion thereof into mining concessions. MIBAM previously indicated that it would act on these conversion applications; however, recent announcements by the government that it had formed a state-owned mining company, future mining rights would be issued via mining licenses, and that no new concessions would be issued, will likely impact the conversion process provided for in the current law. As an alternative to the conversion process, the Company will likely maintain the current work contracts and/or pursue some form of land use permit to use these properties for infrastructure needs and not for mineral exploitation. In the third quarter of 2008, we received an accreditation letter of technical compliance from the MIBAM for the CVG work contracts.

32 of 114

Environmental Laws and Regulations

     Venezuela's environmental laws and regulations are administered through the MinAmb. The MinAmb proscribes certain mining recovery methods deemed harmful to the environment and monitors activities to ensure compliance. As part of the pre-requisites to obtain a mining concession from MIBAM, applicants submit an environmental questionnaire to MIBAM, which they in turn submit to the MinAmb for the allocation of the Permit to Occupy the Territory. The exploration process requires the applicant to submit a preliminary ESIA. Furthermore, the production permitting process is initiated by filing the proposed terms of reference which, when approved, serves as the basis for a complete ESIA. The format for the ESIA is stipulated in a 1996 law (Decree 1257). The Brisas ESIA has been approved and the Permit to Affect Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project was issued to the Company on March 27, 2007. As described above, in May 2008 we received notification from MinAmb of its decision to revoke the Authorization to Affect. See “Item 4. Information on the Company —Properties —Status ”

Other Taxes

     Venezuelan tax law provides for a maximum corporate income tax rate on mining companies of 34%. This rate applies to net income over approximately $52,510 depending on exchange rates. Other Venezuelan taxes that apply or may eventually apply to the Company’s subsidiaries include a 12% value added tax on goods and services, and a 5% to 20% import duty on mining equipment. Upon application, Venezuela offers certain exemptions or exonerations from value added tax and import duties to mining companies. Management expects to apply for such exemptions or exonerations, where available.

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

Currency and Exchange Controls

     In 2003, the Central Bank of Venezuela implemented foreign exchange controls which fixed the rate of exchange between Venezuelan Bolivars (Bs.) and the U.S. dollar. In March of 2005, the rate was fixed at 2,150 Bs. to US $1.00. On January 1, 2008 the Venezuelan government modified the currency, fixing the official exchange rate at 2.15 Bs. to US $1.00.

     In 2005, the Venezuelan government enacted the Criminal Exchange Law which imposes criminal and economic sanctions on the exchange of Bolivars with foreign currency unless the exchange is made by officially designated methods. Such currency exchange approvals have often been limited or delayed and, as a result, can negatively affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The exchange regulations do not apply to transactions with certain securities denominated in Bolivars which can be swapped for securities denominated in another currency effectively resulting in a parallel market for the Bolivar.

Investment Protection Treaties with Canada and Barbados

     Venezuela has entered into investment protection treaties (bilateral investment agreements) with Canada and Barbados. These agreements provide investors such as the Company or its indirect subsidiary Gold Reserve de Barbados Limited both indirect investors in the Brisas Project greater protection in Venezuela than certain other foreign investors. These treaties provide for protection for investments, property and credit rights, including ownership of real estate, concessions, moveable assets and security interests thereof, including other items. Investors are protected against expropriation, nationalization, unfair and inequitable treatment, full protection and security, arbitrary and discriminatory measures, most-favored-nation status or similar governmental action, unless such actions stems from legal procedures based on public benefit, affected without discrimination and with a prompt, effective and adequate compensation. Any dispute arising under either of these bilateral investment agreements will be settled through diplomatic efforts or international arbitration. The provisions of these treaties prevail over the provisions of other Venezuelan laws and regulations.

33 of 114

Labor

     Venezuela has extensive labor laws and regulations including obligations to favor Venezuelan nationals for employment whenever possible. It is anticipated that, in the initial stages of the Company’s mining projects, approximately 95% of our workforce will be Venezuelan. In order to maintain or exceed this level, the Company will implement an extensive training program over the life of the projects. Management plans to draw on Venezuela’s large industrial base to staff many of its positions, but the experience base for large-scale mining and milling operations in Venezuela is limited. The Company will draw on the regional area including the Puerto Ordaz, Las Claritas and Km 88 areas to fill a significant portion of the required management, engineering and administration staff positions.

Interest of experts

     The following individuals are the qualified persons responsible for the preparation of the March 2008 NI 43-101, from which certain technical information contained in this Annual Report has been derived:

Barton G. Stone, C.P.G -Pincock, Allen & Holt, Inc.; Richard Addison, P.E.-Pincock, Allen & Holt, Inc.; Susan Poos, P.E. - Marston & Marston, Inc

     To the Company’s knowledge, none of the persons referred to above and none of the corporations by which they are employed have received or will receive any direct or indirect interests in any securities or other property of the Company or of an associate or affiliate of Company or have any beneficial ownership, direct or indirect, of the Company’s securities or of the securities of an associated party or an affiliate of the Company.

     The Company’s auditors, PricewaterhouseCoopers, LLP, are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia as of December 31, 2008.

Item 4A. Unresolved Staff Comments–Not Applicable

Item 5. Operating and Financial Review and Prospects

OVERVIEW

     The following discussion of the Company's financial position as of December 31, 2008 and results of operations for the year ended December 31, 2008 is to be read in conjunction with the Company's consolidated financial statements and related notes. We prepare our consolidated financial statements in U.S. dollars in accordance with accounting principles generally accepted in Canada. These financial statements together with the following management's discussion and analysis, dated March 30, 2009, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the Company's potential. Additional information on the Company can be found at www.sedar.com, www.sec.gov or the Company’s web-site www.goldreserveinc.com. The Company has one operating segment, which is the exploration and development of mineral properties. Segmented financial information by geographic region is shown in Note 12 to the consolidated financial statements.

     The Company is engaged in the business of exploration and development of mining projects and continues to focus the majority of its management and financial resources on its most significant asset, the Brisas gold and copper project ("Brisas Project", "Brisas" or the "Brisas Property"), and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela. Historically we have financed the Company’s operations through the sale of common stock, other equity securities and convertible debt. Management expects Brisas, if constructed, to be similarly financed along with project and corporate debt financing.

     Venezuela continues to experience high levels of inflation, political and civil unrest, government involvement in strategic industries and during the last several years has proposed changes in regulatory regimens. As discussed in greater depth under "Item 3. Key Information - Risk Factors," our operations and investments in Venezuela have been adversely impacted and could continue to be adversely affected in the future by Venezuelan regulatory changes and/or domestic and international government policies.

34 of 114

     We are dependent on Venezuelan regulatory authorities issuing to us various permits and authorizations relating to Brisas that we require prior to completing construction of and subsequently operating Brisas. A new mining law has been discussed by the current Venezuelan administration for a number of months and, as a result, the rules and regulations related to the Venezuelan mining sector are in transition. Although various alternative changes have been addressed publicly in the past 12 months, the specific provisions of any new law is still unclear and the government has not yet announced when any new mining law will be approved and enacted.

     The Venezuelan Ministry of Mines (“MIBAM”) approved the operating plan for Brisas during 2003 which was a prerequisite for submitting the Brisas Environmental and Social Impact Study for the Exploitation and Processing of Gold and Copper Ore (Estudio de Impacto Ambiental y Sociocultural) (“ESIA”)to the Venezuelan Ministry of Environment (“MinAmb”). MinAmb approved the ESIA in early 2007 and in March 2007 issued the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project (the “Authorization to Affect”).

     Based on the issuance of the Authorization to Affect in 2007, we commenced significant pre-construction procurement efforts with the assistance of SNC-Lavalin awarding contracts for Brisas site prep and construction camp facilities and placing orders for the gyratory crusher, pebble crushers, SAG and ball mills, mill motors and other related processing equipment, early-works construction equipment and various other site equipment totaling approximately $125.3 million, accelerated detailed project engineering, hired a number of senior technical staff, completed the sale of approximately $103.5 million of convertible notes and $74 million in new equity, launched a number of environmental and social initiatives and commenced preparation of the Brisas site for construction activities.

     In May 2008, the Company received notification from the MinAmb of its decision to revoke the Authorization to Affect. MinAmb referenced in its formal notice the existence of environmental degradation and affectation on the Brisas property, the presence of a large number of miners on the property and the Imataca Forest Reserve as the basis for their decision. Venezuelan legal counsel has advised management that the Authorization to Affect was granted to our Venezuelan subsidiary by MinAmb, a competent authority, following the corresponding legal procedure and in accordance with applicable laws and regulations. At the time the Authorization to Affect was issued, there was no legal norm prohibiting MinAmb from authorizing performance of mining activities in the area of the Brisas Project. Further, in response to the various points contained within the revocation notice, Venezuelan legal counsel has advised management that the revocation of the Authorization to Affect is groundless and legally unsupported.

     Shortly after the revocation the Company filed an appeal with the Minister of MinAmb outlining the factual flaws referenced in the revocation and requested the Minister to reinstate the Company’s Authorization to Affect. MinAmb has not yet issued an official decision regarding our appeal and on advice of counsel and in order to protect our rights under Venezuelan law, the Company filed an appeal with the Political Administrative Chamber of the Venezuelan Supreme Court on March 25, 2009. Although the filing in the Supreme Court is more formal that the appeal filed with MinAmb, the substance of our arguments and the merits of our position remain substantially the same.

     Since we received the revocation notice, management has communicated with members of MinAmb, MIBAM and other government officials with the intention of obtaining a resolution to the impasse. A number of alternatives have been discussed with government officials. Although these discussions appear to be consistent with the proposed changes to the mining law that have been addressed publically in the past 12 months, the final provisions that might be enacted are still unclear.

     We believe that (1) through the new Mining Law or another legal instrument the Venezuelan government may seek to participate in all mining projects through a state company or joint venture, (2) if the government participates in the mining projects, it may pay its pro rata share of investments to date and its share of future capital costs relating to the projects, and (3) the government believes that the Brisas Project and the Las Cristinas project, which is contiguous and to the north, should be combined into a single project in which the benefits to all participants, including the local communities and the government, will be maximized. Until the government clearly and unequivocally announces (1) the provisions of the new mining law and policies and, (2) its intentions regarding the Brisas stand alone project or the Brisas/Las Cristinas combined project, we can give no assurance as to what the outcome will be.

35 of 114

  We believe there are three courses of action available to us in Venezuela at this time:
  resolve with the Venezuelan government the current status of the Brisas Project and proceed with our development with the support of the government;
  seek a financial settlement with the Venezuelan government if development is not permitted to proceed on terms acceptable to us; or
  seek remedies either under Venezuela’s domestic legal system or via bilateral investment treaties that we believe protect investments such as ours in Venezuela.

     It is possible that the government and the new mining law, when approved, will permit the Company to continue construction of and to operate the Brisas Project on a stand-alone basis without the participation of the government or government-sponsored third parties. We are prepared to proceed on that basis.

     If the government seeks to enter into mixed enterprise joint ventures with mining companies operating in Venezuela, we believe it will be possible that the Company and the Venezuelan government could reach an agreement or arrangement on acceptable terms with respect to an enterprise through which the Company and Venezuela jointly construct and operate the Brisas Project or a combined Las Cristinas and Brisas Project.

     If an acceptable agreement or arrangement is not offered by the government to the Company, we would seek to negotiate with the Venezuelan government an acceptable amount of compensation for our investment and rights in the Brisas Project.

     If we and the Venezuelan government were unable to reach an agreement as to a mutually acceptable amount of compensation, we would pursue claims under Venezuela’s domestic legal system or through arbitration under bilateral investment treaties entered into between Venezuela, Canada and Barbados, for compensation that will reflect our approximately $250 million investment plus interest over our 17 year investment period, as well as a claim for lost profits reflecting the economic conditions prevalent at the time of the revocation of the permit.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 2008 our total financial resources, which include cash and cash equivalents, restricted cash and marketable securities, were approximately $110.4 million. Financial resources decreased approximately $41.3 million from December 31, 2007. This decrease was primarily due to the purchase of $27.4 million of equipment, $17.0 million capitalized development costs, $13.9 million cash used by operations and $2.2 million of other items, net of $19.2 million recovery of cash from sales of equipment. At December 31, 2008 the Company is evaluating the status of $44.7 million dollars of equipment (net of commitments) to sell, redeploy to an alternative project or wait for clarification regarding the Brisas Project.

     In May 2007 we completed the sale of $103.5 million aggregate principal amount of 5.50% convertible notes due June 15, 2022 and 13,762,300 Class A common shares at $5.80 per share (Cdn$6.42 per share) for net proceeds to the Company of approximately $173 million after deducting underwriting fees and offering expenses. Although the convertible notes have a face value of $103.5 million, they are recorded on the balance sheet at approximately $91.8 million as Canadian accounting standards require the Company to allocate the proceeds from the notes between their equity and debt component parts based on their respective fair values at the time of issuance. The equity portion of the notes was estimated, using the residual value method, at approximately $29 million net of issuance costs. The fair value of the debt component is accreted to the face value of the notes using the effective interest method over the term of the notes, with the resulting charge recorded as interest expense which has been capitalized. At December 31, 2008, the Company revised its estimate of the expected life of the notes to June 15, 2012 and adjusted the carrying value accordingly. The adjusted carrying value was calculated by computing the present value of estimated future interest and principal payments at the original effective interest rate. As a result of this change, the carrying value of the notes increased by approximately $20.5 million with a corresponding increase in capitalized interest and accretion. The Company does not yet have a project debt facility or other borrowing arrangement in place at this time.

36 of 114

     We have suspended the detailed engineering by SNC Lavalin and terminated further capital expenditures commitments with respect to Brisas, while we obtain clarification of the Venezuelan government’s intentions, Management continues to identify opportunities to reduce the Company’s financial risk going forward including the implementation of a cost reduction and containment program to slow down and reduce operational expenditures including the sale of certain equipment as discussed herein. Any decision in this regard will be influenced by the Company’s intent to maintain a strong financial position while maintaining maximum flexibility. These efforts have been more recently hindered by the recent unsolicited takeover bid by Rusoro Mining Ltd which resulted in unplanned professional fees and other expenses of $5.4 million.

     While we seek clarification regarding the status of the Brisas Project, we expect, as we have done in the past, to evaluate from time to time other opportunities outside of Venezuela. We have an experienced senior management team with considerable operations, financial and administrative experience and believe we are positioned to capitalize on the current economic environment. However, we do not expect that these other potential opportunities will soon disappear and have determined that the best course for the Company at this time is to first continue to work with the Venezuelan government to determine whether we can proceed with our work on the Brisas Project either on a stand-alone basis or with the participation of the Venezuelan government on terms acceptable to us. The timing of any such investment or transaction, if any, and the amounts required cannot be determined at this time.

Investing Activities

     Based on the issuance of the Authorization to Affect in March 2007, we placed orders related to initial capital costs for Brisas totaling approximately $125.3 million. As a result of the subsequent revocation of the Authorization to Affect, the Venezuelan government’s inability to clearly articulate its intentions related to Brisas and the uncertainty of the future time schedule, the Board of Directors authorized management to evaluate the sale or a redeployment to an alternative project of all or a portion of the equipment that is being manufactured for Brisas. In late 2008 the Company sold one SAG mill, two ball mills (35,000 tonne per day through-put) and related motors being manufactured for the Brisas Project for approximately $41.1 million. As a result of the sale the Company recovered approximately $19.2 million of progress payments and the purchaser assumed the Company's remaining payment obligations related to the equipment of approximately $21.9 million. The timing of or the value realized from any future sale or redeployment, if any, of the remaining equipment earmarked for Brisas cannot be determined at this time.

     We believe that the sale of this equipment will not impact the start-up of the Brisas Project to the extent the current delays in Venezuela are resolved. The Company continues its commitment for the manufacture of one SAG mill and two ball mills, related motors and peripheral equipment, demonstrating our current commitment to the Brisas Project. Initially, the Brisas Project would be expected to proceed with reduced capital costs and 35,000 tonnes per day through-put as a result of this sale. This modification should not impact the Company’s ability to increase production to 70,000 tonnes per day through-put or greater thereafter.

     The estimated initial capital cost to construct and place Brisas into production, if permitted, totals approximately $731 million excluding working capital, critical spares and initial fills of approximately $53 million and ongoing life-of-mine requirements estimated at $269 million. Initial capital cost estimates exclude value added taxes of approximately $54 million which are subject to exoneration or payment holidays pursuant to current Venezuelan tax law. As a result, the cost of such taxes and import duties are not included in the initial costs of the project. There can be no assurances that such exonerations will be obtained, the result of which would be to increase initial capital and operating costs.

     The Company retains its concession and contract rights, holds an operating plan approved by the MEM in 2003, holds an ESIA approved by MinAmb in early 2007, and has received from MIBAM accreditation letters of technical compliance for all of the properties that comprise Brisas in the third quarter of 2008. In this regard, the Company reviewed the amounts recorded on its Consolidated Balance Sheets related to the Brisas Project for potential impairment and has concluded that there was no impairment of these amounts as of December 31, 2008.

     It is unclear how future actions by the government will effect our operations or impair the carrying value of the capitalized costs associated with Brisas. As noted elsewhere in this report, the Company is working with various government officials to resolve this matter and the ultimate resolution, if unfavorable, could result in a material impairment in the carrying value of the amounts recorded as property, plant and equipment, which totaled approximately $175 million at December 31, 2008.

37 of 114

     Investing activities during the twelve months ended December 31, 2008 included the net investment in property, plant and equipment of approximately $44.6 million and net sales of marketable securities of approximately $1.2 million. Capitalized development costs incurred on Brisas, capitalized interest and equipment purchases represent the majority of the amount invested in property, plant and equipment.

Financing Activities

     As of March 30, 2009 we held approximately $101 million in cash, restricted cash and investments. Of this amount, approximately $17.5 million is restricted cash as required by a letter of credit providing security on the Company’s commitment to purchase certain equipment. The Company’s cash and investments are held primarily is US dollar denominated accounts.

     The Company’s convertible notes are trading in the gray market often at a significant discount to face value. As the terms of the indenture provide that the Company may repurchase the convertible notes in open market purchases or negotiated transactions, the Board of Directors has authorized management to repurchase a portion of the outstanding convertible debt. As a result, we may from time to time seek to repurchase our outstanding convertible notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases will depend on prevailing market conditions, our liquidity requirements and other factors. As of March 30, 2009, the Company had re-purchased approximately $1.1 million (face value) of convertible notes.

     In the near-term, we believe that cash and investment balances are sufficient to enable us to fund our activities through 2010 (excluding any substantial Brisas construction activities). The timing and extent of additional funding or project financing, if any, depends on a number of important factors, including, but not limited to the resolution of the MinAmb revocation of the Authorization to Affect, the clear and unequivocal approval and support of the Venezuelan government, the actual timetable of our future work plans, status of the financial markets, the political, regulatory and economic conditions in Venezuela, our share price, the price of gold and copper and new opportunities that may arise in the future.

Operating Activities

     Cash flow used by operating activities for 2008 was approximately $13.9 million, which was an increase over 2007 of approximately $8.2 million. Although management was successful at reducing certain operating expenses as planned, expenses related to the costs of defending the Company against the hostile take-over offer by Rusoro Mining Ltd. approximated $5.4 million. In addition to the unplanned expenditures related to the take-over defense, cash flow used by operations was further negatively impacted by reduced levels of interest income, primarily as a result of lower rates of return and lower levels of invested cash, as well diminished gains on sale of marketable securities.

RESULTS OF OPERATIONS

     The Company is engaged in the business of exploration and development of mining projects, presently focusing our management and financial resources on the Brisas Project, located in Bolivar State, Venezuela. We have no commercial production at this time. We have not recorded revenue or cash flows from mining operations and have experienced losses from operations for each of the last five years, a trend we expect to continue until Brisas is fully constructed and put into commercial production or an alternative project is acquired. The Company’s overall results of operations are a product of operating expenses, primarily related to the development of Brisas, net of income on invested cash.

     Prior to 2007, the Company re-measured its Bolivar denominated transactions at the official exchange rate. In 2007, based on new guidance from the American Institute of Certified Public Accountant's ("AICPA") International Practices Task Force (“IPTF”), the Company concluded that the parallel market rate was the most appropriate rate to use to re-measure Bolivar denominated transactions. The IPTF continues to review this issue and may conclude that the parallel rate should be used. In the absence of definitive guidance, in 2008 the Company continued to use the parallel rate. If the company were to change the method of re-measuring Bolivar denominated transactions it may have an effect on the Company’s future results of operations.

2008 Compared to 2007.

     Consolidated net loss for the year ended December 31, 2008 was approximately $19.7 million or $0.35 per share, an increase of approximately $7.7 million from 2007. The increase in net loss was primarily due to a $4.1 million decrease in other income, a $3.5 million increase in operating expenses and an increase of $0.7 million in income tax expense.

38 of 114

     Other income decreased from $6.5 million in 2007 to $2.4 million in 2008 primarily as a result of less interest income due to a lower return on invested cash and lower levels of cash compared to the previous year and a $0.2 million loss on sale of marketable securities in 2008 compared to a $1.3 million gain on sale of marketable securities reported in 2007.

     Operating expenses in 2008 amounted to $21.4 million compared with $18.0 million in 2007. In the third quarter of 2008, the Company implemented a cost reduction program in response to the delays being experienced in Venezuela. As a result of this program, the Company reduced general and administrative expense by a total of $4.8 million, including reductions in compensation expense of approximately $3.0 million, fees associated with bank financing efforts of $1.0 million and other general and administrative expenses of approximately $0.8 million. These decreases in general and administrative expenses were offset by approximately $5.4 million of expenses attributable to defending against the unsolicited takeover offer from Rusoro Mining Ltd. In a further effort to conserve cash, in November 2008, the Company sold a portion of the equipment being manufactured for the Brisas project, recovering $19.2 million in deposits and reducing future commitments by $21.9 million while incurring a $1.3 million loss primarily from the effects of changes in currency rates. Additionally, the Company recorded a $0.06 million foreign currency loss in 2008 compared with a $0.9 million foreign currency gain in 2007 as a result of fluctuations in exchange rates between the US dollar and the Canadian and Venezuelan currencies.

		2007
	2008	(restated)	Change

Other Income:
Interest income	$ 2,687,825	$ 5,164,480	$ (2,476,655)
Gain (loss) on sale of marketable securities	(243,053)	1,334,604	(1,577,657)

	2,444,772	6,499,084	(4,054,312)
Expenses:
General and administrative	7,377,312	12,143,569	(4,766,257)
Technical services	5,410,181	5,093,963	316,218
Takeover defense and litigation	5,407,230	–	5,407,230
Loss on sale of equipment	1,346,423	–	1,346,423
Corporate communications	941,002	904,157	36,845
Legal and accounting	899,195	774,140	125,055
Foreign currency (gain) loss	61,212	(926,299)	987,511

	21,442,555	17,989,530	3,453,025

Net loss before tax and minority interest	(18,997,783)	(11,490,446)	(7,507,337)

Minority interest	8,712	(462,474)	471,186

Net loss before tax	(18,989,071)	(11,952,920)	(7,036,151)

Income tax expense	(737,050)	(26,848)	(710,202)

Net loss for the year	$ (19,726,121)	$ (11,979,768)	$ (7,746,353)

2007 Compared to 2006.

     The consolidated net loss for the year ended December 31, 2007 was approximately $11,980,000 or $0.24 per share, an increase of approximately $5,003,000 from the prior year. Other income for 2007 amounted to $6,499,000, a decrease of approximately $1,753,000 from the previous year. Other income decreased primarily as a result of a non-recurring gain on marketable securities during the year ended December 31, 2006, partially offset by higher interest income as a result of increased cash balances. Operating expenses for the year amounted to approximately $18,452,000, an increase from the prior year of approximately $3,745,000. The increase in operating expenses is primarily attributable to an increase in general and administrative costs of approximately $5,500,000, partially offset by a net change in foreign currency gain of approximately $2,068,000 over the prior year. The increase in general and administrative cost primarily relates to: a non-cash compensation expense of approximately $3,300,000 related to the grant of stock options; an increase in banking costs of approximately $1,000,000 related to the project debt financing and equipment procurement; with the remaining being attributable to salary adjustments, addition of technical staff, engagement of consultants and overall increases in costs related to corporate management activities associated with the development and construction of Brisas.

39 of 114

SUMMARY OF QUARTERLY RESULTS

					RESTATED

Quarter ended	12/31/08	9/30/08	6/30/08	3/31/08	12/31/07	9/30/07	6/30/07	3/31/07

Other Income	$ 136,549	$ 288,673	$ 768,414	$1,251,136	$ (217,816)	$4,149,659	$1,894,117	$673,124
Net (loss) income
before tax	(8,869,436)	(3,481,153)	(3,970,866)	(2,667,616)	(8,596,566)	767,375	(1,252,054)	(2,871,675)
Per share	(0.16)	(0.06)	(0.07)	(0.05)	(0.16)	0.01	(0.03)	(0.07)
Fully diluted	(0.16)	(0.06)	(0.07)	(0.05)	(0.16)	0.01	(0.03)	(0.07)
Net income (loss)	(8,905,698)	(3,788,711)	(4,172,935)	(2,858,777)	(8,735,162)	815,930	(1,112,571)	(2,947,965)
Per share	(0.16)	(0.07)	(0.07)	(0.05)	(0.16)	0.01	(0.02)	(0.07)
Fully diluted	(0.16)	(0.07)	(0.07)	(0.05)	(0.16)	0.01	(0.02)	(0.07)

     The downward trend during 2008 related to other income is associated with lower interest rates and levels of invested cash which continued in the fourth quarter of 2008. In the quarter ended 09/30/07 other income increased as a result of non-recurring sales of investments. The increase in net loss for the quarter ended 12/31/08 is primarily attributable to unplanned expenses of nearly $6 million associated with the defense of the unsolicited offer by Rusoro Mining Ltd.

     The increase in net loss for the quarter ended 12/31/07 is a result of through the third quarter of 2007, the Company re-measured its Bolivar denominated transactions at the official exchange rate of Bs. 2,150/$. In the fourth quarter of 2007, based on new guidance from the AICPA’s International Practices Task Force, the Company concluded that the parallel market rate was the most appropriate rate to use to re-measure Bolivar transactions. Accordingly, the Company used the average rate in the parallel market to re-measure all 2007 Bolivar transactions and at December 31, 2007 used the parallel rate to translate Bolivar denominated monetary items which had the effect in the fourth quarter 2007 of reducing the gain previously reported as Other Income on the conversion of dollars to Bolivars. The net loss in the fourth quarter 2007 is primarily a product of the currency translation noted above as well as a non-cash charge related to stock option compensation and salary adjustments. Historically, losses are a result of the Company’s efforts to complete the development of Brisas.

CONTRACTUAL OBLIGATIONS

     The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2008:

Payments due by Period

		Less than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

Convertible Notes[1]	$ 123,247,260	$ 5,684,360	$ 11,368,720	$ 106,194,180	–
Equipment Contracts[2]	30,448,208	26,204,536	4,243,672	–	–

Total	$ 153,695,468	$ 31,888,896	$ 15,612,392	$ 106,194,180	–

1 In May 2007, the Company issued $103,500,000 aggregate principal amount of its 5.50% convertible notes. The notes pay interest semi-annually and are due on June 15, 2022. Subject to certain conditions, the notes may be converted into Class A common shares of the Company, redeemed or repurchased. During 2008, $148,000 face value of convertible notes were converted for cash or repurchased by the Company. The amounts shown above include the interest and principal payments due based on the estimate that the term of the notes will end on June 15, 2012. If the notes were to reach their contractual maturity date of June 15, 2022, additional interest payments would amount to $56.8 million over the additional ten year term of the notes.

2 The Company originally placed orders totaling $125.3 million for the fabrication of processing equipment, mobile equipment and other mining equipment and related engineering. In November 2008, the Company sold a portion of this equipment recovering $19.2 million in deposits and reducing our future commitment by $21.9 million. As of December 31, 2008, the Company has equipment orders totaling $75.1 million and has made payments on these orders of $44.7 million.

OFF-BALANCE SHEET ARRANGEMENTS

     The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

40 of 114

SHARES ISSUED

     As of March 30, 2009, the Company had the following Class A common shares, equity units and share purchase options issued:

Class A common shares	57,670,555
Equity Units*	500,236

Total Issued	58,170,791
Class A common share purchase options	5,480,431

Fully diluted	63,651,222

*	An equity unit consists of one Class B common share of Gold Reserve Inc. and one Class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one-to-one basis and confer no special voting rights.

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

     The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such expected future net cash flows are less than the carrying value an impairment loss is recognized and the asset is written down to fair value. Fair value is generally determined by discounting estimated cash flows, using quoted market prices where available or making estimates based on the best information available.

     As part of this process management, in light of the permitting delays related to the Brisas Project, evaluated the future recovery of the capitalized costs associated with the development of Brisas. See "Consolidated Balance Sheets - Property, plant and equipment" and "Note 7 to the consolidated financial statements." Based on certain probability-weighted alternative outcomes, management considered, the sum of the expected future net cash flows to be generated from the use or disposition of Brisas (undiscounted and without interest charges) and compared that to its carrying value. Based on this analysis, management has concluded that there is no impairment of the amounts recorded on the Balance Sheet related to the Brisas Project as of December 31, 2008.

     The fair value of the debt component of the Company’s convertible notes is accreted to the face value of the notes using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense. The expected life of the notes is an estimate and is subject to change, if warranted by facts and circumstances related to the potential early redemption of the notes by either the Company or the holders. At December 31, 2008, the Company revised its estimate of the expected life of the notes to June 15, 2012 and adjusted the carrying value accordingly. See "Consolidated Balance Sheets - Convertible Notes" and "Note 16 to the consolidated financial statements." The adjusted carrying value was calculated by computing the present value of estimated future interest and principal payments at the original effective interest rate. As a result of this change, the carrying value of the notes increased by approximately $20.5 million with a corresponding increase in capitalized interest and accretion.

     The Company uses the liability method of accounting for income taxes. Future tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The future tax assets or liabilities are calculated using the substantively enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future. See "Consolidated Statements of Operations - Income tax expense" and "Note 11 to the consolidated financial statements."

     The Company uses the fair value method of accounting for stock options. The fair value is computed using the Black-Scholes method which utilizes estimates that affect the amounts ultimately recorded as stock based compensation. See "Note 9 to the consolidated financial statements."

41 of 114

     Through 2006, the Company re-measured its Bolivar denominated transactions at the official exchange rate. In 2007, based on new guidance from the AICPA’s International Practices Task Force (IPTF), the Company concluded that parallel market rate was the most appropriate rate to use to re-measure Bolivar transactions. Accordingly, in 2007 the Company began to use the average rate received in the parallel market to re-measure Bolivar transactions and at December 31, 2007, used the parallel rate to translate Bolivar denominated monetary items. In June 2008, due to an amendment to the Criminal Exchange Law, the IPTF reconsidered the issue of which exchange rate was the most appropriate to use. After consideration of the IPTF review and in the absence of definitive guidance, the Company continues to believe that it is most appropriate use the parallel rate to re-measure transactions and to translate Bs. denominated monetary items.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

     In 2006, the Canadian Accounting Standards Boards (‘‘AcSB’’) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. In July 2008, AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief. We are currently formulating a project plan for the transition to IFRS and are assessing the impact of IFRS, specifically with respect to the effect on our accounting policies, IT systems, and internal control over financial reporting.

RELATED PARTY TRANSACTIONS

     The Directors, officers and principal shareholders of the Company and their associates, affiliates and close family members have had no material interest, direct or indirect, in any transaction in which the Company has participated during the last three fiscal years other than as noted below. No Director or Named Executive Officer of had any indebtedness to the Company during the last fiscal year.

     The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of MGC Ventures. The Company owned 12,062,953 common shares of MGC Ventures at December 31, 2008 and 2007, which represented 44.4%, respectively of its outstanding shares. MGC Ventures owned 258,083 common shares of the Company at December 31, 2008 and 2007. In addition, MGC Ventures owned 280,000 common shares of Great Basin at December 31, 2008 and 2007. During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

     The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of Great Basin. The Company owned 15,661,595 common shares of Great Basin at December 31, 2008 and 2007, which represented 44.6%, respectively of its outstanding shares. Great Basin owned 491,192 common shares of the Company at December 31, 2008 and 2007. Great Basin also owned 170,800 common shares of MGC Ventures at December 31, 2008 and 2007. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND OFFICERS

     The following sets forth certain information regarding the Company’s Board of Directors and the individual who served as the Chief Executive Officer of the Company during 2008 and four other individuals who served as the most highly compensated executive officers of the Company during 2008 (collectively, the "Named Executive Officers"). The time periods referred to below reflect the cumulative period of time the individual has been a Director or officer of the Company or Gold Reserve Corporation, the predecessor issuer. Directors serve until the next annual meeting.

			Director
			and/or
Name, Residence and Position	Age	Principal Occupation during the last five years	Officer
			Since

(1)	63
Rockne J. Timm		Chief Executive Officer of the Company. Mr. Timm is also a	March
Washington, USA		Director and President of both Great Basin and MGC Ventures.	1984
Chief Executive Officer
and Director

42 of 114

			Director
			and/or
Name, Residence and Position	Age	Principal Occupation during the last five years	Officer
			Since

(1)	55
A. Douglas Belanger		President of the Company. Mr. Belanger is also a Director and	August
Washington, USA		Executive Vice President of both Great Basin and MGC Ventures.	1988
President and Director

	56
James P. Geyer		Senior Vice President of the Company. Mr. Geyer is also a director	June
Washington, USA		of Thompson Creek Metals Company Inc.	1997
Senior Vice-President and Director

	53
Robert A. McGuinness		Vice President- Finance and Chief Financial Officer of the	March
Washington, USA		Company. Mr. McGuinness is also Vice President-Finance of both	1993
Vice President-Finance and		Great Basin and MGC Ventures.
Chief Financial Officer

	57
Douglas E. Stewart		Vice President- Project Development of the Company.	April
Colorado, USA			1997
Vice President- Project
Development

(1) (4)	58
James H. Coleman		Senior Partner of the law firm of Macleod Dixon LLP of Calgary,	February
Alberta, Canada		Alberta. He is also a Director of various public companies	1994
Non-Executive Chairman and		including Great Basin and MGC Ventures.
Independent Director

(4)	59
Patrick D. McChesney (3)		Chief Financial Officer of Foothills Auto Group. He is also a	August
Washington, USA		Director of Great Basin and MGC Ventures.	1988
Independent Director

(3) (4)	57
Chris D. Mikkelsen (2)		Principal in McDirmid, Mikkelsen & Secrest, P.S. (a certified	June
Washington, USA		public accounting firm). Mr. Mikkelsen is also a Director of Great	1997
Independent Director		Basin and MGC Ventures.

(3) (4)	55
J.C. Potvin (2)		Director and Chairman of Tiomin Resources Inc.	November
Ontario, Canada			1993
Independent Director

     There are no family relationships or arrangements or understandings pursuant to which any person was appointed as a Director or member of senior management.

(1)	Member of the Executive Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Audit Committee.

(4)	Member of the Nominating Committee.

Committee was formed by the Board of Directors in March 2009 and has not yet formally met.

COMPENSATION OF DIRECTORS AND OFFICERS Executive Compensation

     The following table sets forth the compensation paid or granted by the Company to the Named Executive Officers who served during the year ended December 31, 2008.

				(3)Securities
				Under
U.S. dollars				Options/	(4)All
				SARs	Other
Name and				Granted	Compensation
Principal Position	Year	Salary $	Bonus $	(#)	($)

Rockne J. Timm	2008	300,000	112,075(1)	245,000	30,500
Chief Executive Officer	2007	250,000	395,308 (2)	300,000	44,995
	2006	250,000	100,700	250,000	38,763

A. Douglas Belanger	2008	270,000	104,250(1)	213,336	30,500
President

43 of 114

	2007	225,000	364,108(2)	275,000	44,995
	2006	225,000	96,525	250,000	38,763

James P. Geyer	2008	240,000	80,000(1)	158,336	30,500
Senior Vice President	2007	200,000	272,955(2)	200,000	44,995
	2006	200,000	74,025	150,000	38,763

Robert A. McGuinness	2008	198,000	56,758(1)	81,668	29,407
Vice President Finance	2007	140,000	134,579(2)	62,500	44,995
and CFO	2006	140,000	57,500	100,000	34,800

Douglas E. Stewart	2008	170,000	33,975(1)	70,000	27,049
Vice President – Project	2007	149,000	169,772(2)	75,000	44,995
Development	2006	139,833	47,500	50,000	33,007

Officers as a group (6)	2008	1,297,000	415,073	833,340	167,451
	2007	1,053,000	1,483,239	987,500	269,970
	2006	1,043,833	411,750	850,000	206,034

1)	Consists of cash bonus and shares of stock, respectively as follows: Mr. Timm: $43,825 and 107,500 shares; Mr. Belanger: $40,250 and 97,500 shares; Mr. Geyer: $35,075 and 65,625 shares; Mr. McGuinness: $32,158 and 60,000 shares; and Mr. Stewart: $17,575 and 40,000 shares.

2)	For 2007, consists of cash bonus and shares of stock, respectively as follows: Mr. Timm: $125,075 and 60,000 shares; Mr. Belanger: $115,075 and 55,000 shares; Mr. Geyer: $100,075 and 37,500 shares; Mr. McGuinness: $37,575 and 20,500 shares; and Mr. Stewart: $50,075 and 25,625 shares. In December 2007, the Board approved the grant of Class A common shares to the Named Executive Officers’ as follows: Mr. Timm 150,000 shares; Mr. Belanger 135,000 shares; Mr. Geyer 90,000 shares; Mr. McGuinness 12,500 shares; and Mr. Stewart 60,000 shares. The shares vest in equal installments starting the date of the original grant as follows: In the case of Messrs. Timm, Belanger, Geyer and Stewart, the shares vest over a two year period; one third vest immediately, one-third vest in November of 2008 and one-third vest in November of 2009. In the case of Mr. McGuinness, the shares were vested immediately.

3)	Consists of the number of Class A common shares issued pursuant to options during the year.

4)	Consists of the cash allocated for 2008 and the dollar value of the following number of Class A common shares purchased under the Company’s KSOP Plan and allocated to the account of each Named Executive Officer during 2007 and 2006, respectively as follows: Mr. Timm: 9,043 and 18,318; Mr. Belanger: 9,043 and 18,318; Mr. Geyer: 9,043 and 18,318; Mr. McGuinness: 9,043 and 16,445; and Mr. Stewart: 9,043 and 15,598.

Options granted for shares of the Company during the year ended December 31, 2008

     The following stock options to purchase Class A common shares were granted during 2008 to Named Executive Officers.

Number
Name	Date of grant	of options granted	Exercise Price (1)	Expiration Date

Rockne J. Timm	12/05/2008	245,000	$0.29	12/05/2013
A. Douglas Belanger	12/05/2008	213,336	$0.29	12/05/2013
James P. Geyer	12/05/2008	158,336	$0.29	12/05/2013
Robert A. McGuinness	12/05/2008	81,668	$0.29	12/05/2013
Douglas E. Stewart	12/05/2008	70,000	$0.29	12/05/2013

(1) Based on the volume weighted average price on the principal market for the Company's Class A common shares (NYSE Amex) for the five trading days immediately preceding the grant date.

Aggregated option exercises during the year ended and option values as of December 31, 2008

     The following table sets forth option exercises and the financial year-end values for options outstanding to the Named Executive Officers and Directors of the Company.

Dollar
			Number	value of unexercised in-
	Number		of unexercised options	the-money options
	of securities		at fiscal year-end	at fiscal year-end
	acquired on	Aggregate Value	exercisable/	exercisable/
Name	exercise	Realized (1)	unexercisable	unexercisable (2)

Rockne J. Timm	-	-	626,666 / 163,334	53,083 / 106,167

44 of 114

A. Douglas Belanger	-	-	580,278 / 142,224	46,223 / 92,446
James P. Geyer	-	-	327,778 / 172,224	34,306 / 68,613
Robert A. McGuinness	-	-	168,473 / 75,278	17,694 / 35,390
Douglas E. Stewart	-	-	170,833 / 71,667	15,166 / 30,334
James H. Coleman	-	-	209,444 / 35,558	11,556 / 23,113
Patrick D. McChesney	-	-	134,444 / 35,558	11,556 / 23,113
Chris D. Mikkelsen	50,000	196,181	134,444 / 35,558	11,556 / 23,113
J.C. Potvin	-	-	134,444 / 35,558	11,556 / 23,113

1)	The "Aggregate Value Realized" if applicable, was calculated by determining the difference between the market value of the securities acquired on the date of exercise (based on the closing price on the NYSE Amex on the date of exercise, which approximates the closing price on the TSX also on the date of exercise) less the exercise price of the options exercised.

2)	The "Value of Unexercised in-the-Money Options at FY-End" was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At December 31, 2008, the closing price of the Class A common shares on the NYSE Amex was $0.94.

Director Compensation

     Consistent with the Board’s intent to have both Directors and management hold shares of the Company, non-employee Directors, Messrs. Coleman, McChesney, Mikkelsen and Potvin, each received share and option-based awards in addition to cash compensation for services during 2008. Directors of the Company received no additional compensation for serving on Board committees or for attendance at the Board or committee meetings. The following table sets forth information concerning the amounts paid and stock and stock option grants for the year ended December 31, 2008.

				Non -Equity Incentive Plans
				Compensation

Name		$ $		$ $ Long
	$ Share		Option	Annual	Term	$ $		$
	Fees	Based	Based	Incentive Plans	Incentive	Pension	All Other	Total
	Earned	Awards(2)	Awards(3)		Plans	Value	Compensation Compensation
	(1)

James H. Coleman	$98,459	$65,600	10,575	-	-	-	$25,000	$199,634

Patrick D. McChesney	-	65,600	10,575	-	-	-	$25,000	101,175

Chris D. Mikkelsen	-	65,600	10,575	-	-	-	$25,000	101,175

J.C. Potvin	-	65,600	10,575	-	-	-	$25,000	101,175

(1)	Mr. Coleman also received cash compensation of $98,459 related to his position as Chairman of the Company

(2)	The value of each share-based award is the number of shares granted times the value of the Class A Common shares on the date of grant. This number does not necessarily represent the actual value of the award to the recipient as it does not represent the value of the award when vesting occurs or the value upon future sale. The aggregate total represents 4,000 Class A Shares awarded in January, April, July and October during the fiscal year ended December 31, 2008; the value of each share-based award was US $5.42, $3.99, $1.43 and $0.56, respectively.

(3)	The value of the option-based award is calculated based on the Black-Scholes. This number does not necessarily represent the actual value of the award to the recipient as it does not represent the value of the award when vesting occurs, when the option is exercised or the value upon future sale.

Equity Incentive Plans

     The Company presently has two stock option plans, the 1997 Equity Incentive Plan and the Venezuelan Equity Incentive Plan summarized as follows:

The 1997 Equity Incentive Plan

45 of 114

     The 1997 Equity Incentive Plan (as amended in 2006, the "Plan") provides for the issuance of up to 10% of the outstanding shares of the Company on a rolling basis, through the grant of “incentive stock options” and “non-statutory options” to purchase Class A common shares, stock appreciate rights ("SARS"), and restricted stock. The Plan was approved by the shareholders on March 22, 2006 and expires on January 29, 2016. The rules and regulations of the TSX require that, due to the 10% rolling provision, the Plan be re-approved by the shareholders every three years. Grants are not allowed for issuance under the Plan after March 22, 2009 and will remain in suspension until it is re-approved by the shareholders.

     As of March 30, 2009 options for the purchase of 4,440,679 Class A common shares remained outstanding and 1,376,400 Class A common shares remained available for grant under the Plan, subject to shareholder approval. The combined total of Class A common shares available for issuance under the Plan is 5,817,079. Currently there are 1,187,500 shares of restricted stock granted from the Plan that remain unvested and no SARs have been granted. Employees and consultants of the Company and its subsidiaries are eligible to receive grants under the Plan. The Board of Directors or a committee of the Board of Directors is responsible for the administration of the Plan.

     Options, SARs and restricted stock granted under the Plan are generally granted at the fair market value of the Class A common shares. For purposes of the Plan, the fair market value is, subject to any applicable rules of the TSX or the NYSE Amex, the volume weighted average trading price or the United States dollar equivalent of the Class A common shares calculated by dividing the total value by the total volume of Class A common shares on the exchange where the majority of the trading volume and value of the shares occurs, for the five trading days immediately preceding the relevant date.

     A SAR entitles the holder of the related option, upon exercise of the SAR, to surrender all or any portion of the option to the extent unexercised, and to receive payment of an amount determined by multiplying (i) the excess of the fair market value of the Class A common shares immediately preceding the date of exercise of the SAR over the option price under the related option, by (ii) the number of shares as to which such SAR has been exercised. However, the agreement under which the SAR is granted may limit in any manner the amount payable with respect to any SAR.

     The maximum number of shares of Class A common shares issuable to insiders: (1) at any time, under all security based compensation arrangements, cannot exceed 10% of the outstanding shares of stock of the Company on the date of grant; and (2) within any one year period, under all security based compensation arrangements, cannot exceed 10% of the outstanding shares on the date of grant.

     Each option grant is limited to a maximum duration of 10 years from the time it is granted, except that an incentive stock option granted to a 10% shareholder shall have a maximum duration of five years from the time it is granted and the vesting period is discretionary.

     Restricted shares issued under the Plan may be subject to restrictions imposed by the Board, including restrictions on the sale, transfer, pledge or assignment of such shares. During the period of restriction, persons holding restricted shares granted pursuant to the Plan may exercise full voting rights and be entitled to all dividends and other distributions paid with respect to such shares.

     No option shall be transferable by the optionee except by (i) by will or by the laws of descent and distribution; (ii) a qualified domestic relations order (as defined in the Code or Title 1 of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder); or (iii) gift to the optionholder's child(ren) or grandchild(ren), whether directly or indirectly or by means of a trust, partnership or otherwise.

     All Options are exercisable, during the optionholder’s lifetime, only by the optionholder or by the optionholder’s the guardian, legal representative or alternative payee pursuant to a qualified domestic relations order. References to “optionholder” in this description include the optionholder’s guardian and legal representative named in the Option Agreement and any person to whom an Option is transferred by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order or a gift permitted by the Plan. Unlike the transfer provisions governing our other options, incentive stock options are only transferable by will or by the laws of descent and distribution.

46 of 114

     The Plan also provides for the following upon termination of employment with regard to the options outstanding at the date of termination: retirement - any then outstanding options under the Plan may be exercised at any time prior to the earlier of the expiration date of the outstanding options or 12 months after the date of retirement; For cause - any then outstanding options become null and void.; involuntary termination of employment - any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 30 days after the date of termination; voluntary termination of employment - any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 90 days after the date of termination.

     The Board may, at any time and from time to time, modify, amend, suspend or terminate the Plan in any respect. Amendments to the Plan are subject to shareholder approval to the extent required to comply with any exemption to the short swing-profit provisions of Section 16 (b) of the Exchange Act pursuant to the rules and regulations thereunder, (excluding performance-based compensation under Section 162 (m) of the Internal Revenue Service Code of 1986, as amended) or with the rules and regulations of any securities exchange on which the Class A common shares are listed.

Venezuelan Equity Incentive Plan

     The Venezuelan Equity Incentive Plan (the “Venezuelan Plan”) provides for the issuance of up to 10% of the outstanding Class A common shares of the Company on a rolling basis, through the grant of “incentive stock options” and “non-statutory options” to purchase Class A common shares, SARS, and restricted stock. The Venezuelan Plan was approved by the shareholders on June 10, 2008 and expires on April 10, 2018.

     As of March 30, 2009 options for the purchase of 1,039,752 Class A common shares remained outstanding and 4,777,327 Class A common shares remained available for grant under the Venezuelan Plan. The combined total available for issuance under the plan is 5,817,079. Currently there are 60,000 shares of restricted stock granted from the Venezuelan Plan that remain unvested and no SARs have been granted.

     Employees and consultants of the Company’s Venezuelan subsidiaries are eligible to receive grants under the Venezuelan Plan. The Board of Directors or a committee of the Board of Directors is responsible for the administration of the Venezuelan Plan.

     Options, SARs and restricted stock granted under the Venezuelan Plan are generally granted at the fair market value of the Class A common shares. For this purpose, “fair market value” means, subject to any applicable stock exchange rules, the volume weighted average trading price, expressed in U.S. dollars equivalent of the Class A common shares, calculated by dividing the total value by the total volume of Class A common shares on the principal trading market for the five trading days immediately preceding the relevant date.

     A SAR entitles the holder of the related option, upon exercise of the SAR, to surrender all or any portion of the option to the extent unexercised, and to receive payment of an amount determined by multiplying (i) the excess of the fair market value of the Class A common shares immediately preceding the date of exercise of such SAR over the option price under the related option, by (ii) the number of Class A common shares as to which such SAR has been exercised. Notwithstanding the foregoing, the agreement evidencing the SAR may limit in any manner the amount payable with respect to any SAR. Payment may be made by the Company in the form of Class A common shares, cash or a combination of Class A common shares and cash.

     Each option grant is limited to a maximum duration of 10 years from the time it is granted and the vesting period is discretionary.

     Restricted shares issued under the Venezuelan Plan may be subject to restrictions imposed by the Board, including restrictions on the sale, transfer, pledge or assignment of such shares. During the period of restriction, persons holding restricted shares granted pursuant to the Venezuelan Plan may exercise full voting rights and be entitled to all dividends and other distributions paid with respect to such shares.

     No Option can be transferable by the optionholder. All Options are exercisable, during the optionholder’s lifetime, only by the optionholder or by the guardian or legal representative of the optionholder or its alternative payee pursuant to such qualified domestic relations order. For purposes of this description of the Venezuelan Plan, the terms “holder” and “optionee” include the guardian and legal representative of the optionholder named in the Option Agreement.

47 of 114

     The Venezuelan Plan provides the following for termination of employment with regard to the options outstanding at the date of termination: retirement - any then outstanding options under the Plan may be exercised at any time prior to the earlier of the expiration date of the outstanding options or 12 months after the date of retirement; for cause - any then outstanding options become null and void.; involuntary termination of employment - any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 30 days after the date of termination; voluntary termination of employment - any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 90 days after the date of termination.

     The Board may, at any time and from time to time, modify, amend, suspend or terminate the Venezuelan Plan without shareholder approval. Amendments to the Venezuelan Plan are subject to shareholder approval to the extent required to comply with any rules and regulations of any stock exchange on which the Class A common shares are listed.

Options to Purchase Securities From the Company or its Subsidiaries

     The following table sets forth the number of Class A common shares subject to options, which were held by the Named Executives Officers and Directors of the Company at December 31, 2008. As a group, officers and Directors of the Company (10 persons) held 3,446,263 options to purchase Class A common shares.

		Option-based awards			Share-based Awards

						Market or payout value
				Value of unexercised	Number of shares or	of share-based awards
	Number of	Option	Option	in-the-money options	units of shares that have	that have
	securities	exercise price	expiration date	($) (1)	not vested	not vested
Name	underlying	($)			(#) (2)	($) (3)
	unexercised
	options

Rockne J.	50,000	$4.834	5/27/2009	-	-	-
Timm	45,000	$3.390	7/26/200	-	-	-
	50,000	$4.834	11/27/2009	-	-	-
	50,000	$4.834	5/27/2010	-	-	-
	50,000	$4.834	11/27/2010	-	-	-
	50,000	$4.834	5/27/2011	-	-	-
	75,000	$3.954	10/5/2011	-	-	-
	50,000	$4.085	10/24/2011	-	-	-
	50,000	$4.296	11/7/2011	-	-	-
	50,000	$4.608	11/14/2011	-	-	-
	25,000	$5.074	11/24/2011	-	-	-
	245,000	$0.290	12/5/2013	159,250	-	-
Total	790,000			$159,250	150,000	$141,000

Robert A.	10,417	$4.834	5/27/2009	-	-	-
McGuinness	10,000	$3.390	7/26/2009	-	-	-
	10,417	$4.834	11/27/2009	-	-	-
	10,417	$4.834	5/17/2010	-	-	-
	10,416	$4.834	11/27/2010	-	-	-
	10,416	$4.834	5/27/2011	-	-	-
	52,000	$4.190	9/27/2011	-	-	-
	24,000	$4.000	10/3/2011	-	-	-
	24,000	$4.024	10/19/2011	-	-	-
	81,668	$0.290	12/5/2013	53,084	-	-
Total	243,751			$53,084	90,000	$84,600

A. Douglas	45,834	$4.834	5/27/2009	-	-	-
Belanger	30,000	$3.390	7/26/2009	-	-	-
	45,833	$4.834	11/27/2009	-	-	-
	45,833	$4.834	5/27/2010	-	-	-
	45,833	$4.834	11/27/2010	-	-	-
	45,833	$4.834	5/27/2011	-	-	-
	75,000	$4.031	10/27/2011	-	-	-
	50,000	$4.618	11/16/2011	-	-	-
	75,000	$5.074	11/24/2011	-	-	-
	50,000	$5.2442	11/29/2011	-	-	-
	213,336	$0.2900	12/5/2013	138,668	-	-
Total	722,502			$138,668	135,000	$126,900

48 of 114

		Option-based awards			Share-based Awards

						Market or payout value
				Value of unexercised	Number of shares or	of share-based awards
	Number of	Option	Option	in-the-money options	units of shares that have	that have
	securities	exercise price	expiration date	($) (1)	not vested	not vested
Name	underlying	($)			(#) (2)	($) (3)
	unexercised
	options

James P.	33,334	$4.834	5/27/2009	-	-	-
Geyer	25,000	$3.390	7/26/2009	-	-	-
	33,333	$4.834	11/27/2009	-	-	-
	33,333	$4.834	5/27/2010	-	-	-
	33,333	$4.834	11/27/2010	-	-	-
	33,333	$4.834	5/27/2011	-	-	-
	11,000	$4.190	9/27/2011	-	-	-
	25,000	$3.966	11/1/2011	-	-	-
	25,000	$5.074	11/24/2011	-	-	-
	50,000	$5.363	12/4/2011	-	-	-
	25,000	$5.290	12/7/2011	-	-	-
	14,000	$5.096	12.11.2911	-	-	-
	158,336	$0.290	12/5/2013	102,918	-	-

Total	500,002			$102,918	90,000	$84,600

Douglas E.	12,500	$4.834	5/27/2009	-	-	-
Stewart	20,000	$3.390	7/26/2009	-	-	-
	12,500	$4.834	11/27/2009	-	-	-
	40,000	$3.690	3/31/2010	-	-	-
	12,500	$4.834	5/27/2010	-	-	-
	12,500	$4.834	11/27/2010	-	-	-
	12,500	$4.834	5/27/2011	-	-	-
	50,000	$4.190	9/27/2011	-	-	-
	70,000	$0.290	12/5/2013	45,500	-	-

Total	242,500			$45,500	60,000	$56,400

James H.	75,000	4.000	1/21/2009	-	-	-
Coleman	13,334	4.834	5/27/2009
	13,333	4.834	11/27/2009	-	-	-
	13,333	4.834	5/27/2010	-	-	-
	13,333	4.834	11/27/2010	-	-	-
	13,333	4.834	5/27/2011	-	-	-
	50,000	4.190	9/27/2011	-	-	-
	53,336	0.290	12/5/2013	34,668	-	-

Total	245,002			$34,668	4,000	$3,760.

Patrick D.	13,334	4.834	5/27/2009	-	-	-
McChesney	13,333	4.834	11/27/2009	-	-	-
	13,333	4.834	5/27/2010	-	-	-
	13,333	4.834	11/27/2010	-	-	-
	13,333	4.834	5/27/2011	-	-	-
	50,000	4.190	9/27/2011	-	-	-
	53,336	0.290	12/5/2013	34,668	-	-

Total	170,002			$34,668	4,000	$3,760.

Chris D.	13,334	4.834	5/27/2009	-	-	-
Mikkelsen	13,333	4.834	11/27/2009	-	-	-
	13,333	4.834	5/27/2010	-	-	-
	13,333	4.834	11/27/2010	-	-	-
	13,333	4.834	5/27/2011	-	-	-
	50,000	4.190	9/27/2011
	53,336	0.290	12/5/2013	34,668	-	-

Total	170,002			$34,668	4,000	$3,760.

J.C. Potvin	13,334	4.834	5/27/2009	-	-	-
	13,333	4.834	11/27/2009	-	-	-
	13,333	4.834	5/27/2010	-	-	-
	13,333	4.834	11/27/2010	-	-	-
	13,333	4.834	5/27/2011	-	-	-
	50,000	4.190	9/27/2011	-	-	-
	53,336	0.290	12/5/2013	34,668	-	-

Total	170,002			$34,668	4,000	$3,760.

Other	192,500			$42,253	51,000	$47,940

Officers and
Directors as a	3,446,263	$5.074- $0.290		$680,345	592,000	$556,480
Group (10)

49 of 114

(1)	The "Value of unexercised in-the-money options" was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At December 31, 2008, the closing price of the shares of common stock on the NYSE Amex was $0.94.

(2)	Represents the number of unvested restricted Common Shares at December 31, 2008.

(3)	The "Market or payout value" was calculated by multiplying the total number of unvested restricted Common Shares times $0.94, the closing price of the shares of common stock on the NYSE Amex on December 31, 2008.

50 of 114

Previous Re-pricing of Certain Options Granted to Directors and Officers of the Company

     During the last 10 years the shareholders approved two re-pricings of certain options held by the Named Executive Officers. In June 2000, options with exercise prices of $3.75 were re-priced at $1.00, a 25% premium to the market price of the Company’s shares at the date of approval. In June 2001, options with exercise prices in excess of $0.72 were re-priced at $0.72, a 50% premium to the market price of the Company’s shares at the date of approval and 50% of all vested options, or immediately exercisable options, were unvested for the following twelve month time period. All repriced options had five-year lives from the date of approval by shareholders. The following table sets forth certain re-pricing information with respect to options held by Named Executive Officers and Directors of the Company.

				Length of Original
			Exercise Price at Time	Option Term Remaining
		Securities under Options/	of Re-pricing or	at Date of
	Date approved by	SARs	Amendment	Re-pricing or
Name	Shareholders	Re-priced or Amended (#)	($/Security)	Amendment

Rockne J. Timm	June 2000	209,833	$3.75	2.8 years
	June 2001	27,200	1.13	1.7 years
	June 2001	40,000	1.50	3.1 years
	June 2001	50,000	2.59	2.2 years
	June 2001	125,000	3.25	2.3 years
	June 2001	244,667	3.75	2.2 years

A. Douglas Belanger	June 2000	172,652	3.75	2.8 years
	June 2001	26,000	1.13	1.7 years
	June 2001	30,000	1.50	3.1 years
	June 2001	65,000	2.59	2.2 years
	June 2001	50,000	3.25	2.3 years
	June 2001	230,303	3.75	2.2 years

James P. Geyer	June 2000	84,736	3.75	2.8 years
	June 2001	30,000	1.50	3.1 years
	June 2001	64,209	2.59	2.2 years
	June 2001	5,000	2.88	7.0 years
	June 2001	100,264	3.75	2.2 years

Robert A. McGuinness	June 2000	92,207	3.75	2.8 years
	June 2001	30,000	1.50	3.1 years
	June 2001	68,417	2.59	2.2 years
	June 2001	115,998	3.75	2.2 years

Douglas E. Stewart	June 2001	79,367	1.50	3.1 years

James H. Coleman	June 2000	67,222	3.75	2.8 years
	June 2001	15,000	1.28	3.1 years
	June 2001	134,444	3.75	2.2 years

Patrick D. McChesney	June 2000	33,411	3.75	2.8 years
	June 2001	27,152	1.13	1.7 years
	June 2001	15,000	1.28	3.1 years
	June 2001	17,278	2.59	2.2 years
	June 2001	49,544	3.75	2.2 years

Chris D. Mikkelsen	June 2000	30,579	3.75	2.8 years
	June 2001	15,000	1.28	3.1 years
	June 2001	17,278	2.59	2.2 years
	June 2001	44,241	3.75	2.2 years

J.C. Potvin	June 2000	51,871	3.75	2.8 years
	June 2001	15,000	1.28	3.1 years
	June 2001	17,278	2.59	2.2 years
	June 2001	89,463	3.75	2.2 years

51 of 114

KSOP Plan

     The Company’s subsidiary, Gold Reserve Corporation, maintains a retirement plan, the KSOP Plan for the benefit of eligible employees. The KSOP Plan consists of two components– a salary reduction component (401(k)) and stock ownership component (ESOP). Eligible employees are those who have been employed for a period in excess of one year and who have worked at least 1,000 hours during the year in which any allocation is to be made.

     Employee contributions to the 401(k) component of the KSOP Plan are limited in each year to the total amount of salary reduction the employee elects to defer during the year, which is limited in 2009 to $16,500 ($22,000 limit for participants who are 50 or more years of age, or who turn 50 during 2009).

     Employer contributions, stated as a percentage of eligible compensation, are determined each year by the Board of Directors and allocations are made in the form of Class A common shares or by cash. The number of Class A common shares released for allocation is determined by multiplying the total eligible compensation by the contribution percentage approved by the Board of Directors and dividing that number by the average price of the Class A common shares remaining in the KSOP Plan for distribution. For KSOP Plan year 2009, the Company has adopted a "Safe Harbor" contribution of 3% of eligible compensation. As of December 31, 2008, 22,246 Class A common shares remained in the KSOP Plan to be allocated to KSOP Plan participants, representing less than 0.01% of the issued and outstanding common shares of the Company at that time.

     Total employer and employee annual contributions to an employee participating in both the 401(k) and ESOP components of the KSOP Plan are limited (in 2009) to a maximum of $49,000 ($54,500 limit for participants who are 50 or more years of age or who turn 50 during 2009). The annual dollar limit is an aggregate limit which applies to all contributions made under this plan or any other cash or deferral arrangements.

     Distributions from the KSOP Plan are not permitted before the participating employee reaches the age of 59, except in the case of death, disability, termination of employment by the Company or financial hardship. The employee stock ownership component of the KSOP Plan is qualified under Sections 421 and 423 of the Code.

     Allocated contributions to eligible KSOP Plan participants for plan years 2008, 2007, and 2006 were $269,679 (paid in cash); $386,930 (77,765 Class A common shares), and $272,412 (128,731 Class A common shares), respectively. The aggregate number of Class A common shares for the three-year period is 206,496, which represents 0.35% of the current issued and outstanding Class A common shares.

Termination of Employment, Change in Responsibilities and Employment Contracts

At this time, there are no written contracts of employment between the Company and the Named Executive

Officers.

Change of Control Agreements

     The Company has entered into Change of Control Agreements with each of the executive officers and three non-executive officers. In the event of a change of control of the Company (as defined in each agreement) each participant is entitled to, among other things, continue employment with the Company or if the participant’s employment terminates within 12 months following the change of control for any reason other than termination for cause, such individual will be generally be entitled to receive, among other things, 24 to 36 months salary, two years of KSOP contributions, an amount equal to any bonuses paid in the last 12 months, an amount equal to two times the monthly health insurance premiums times 36 months, vesting acceleration of equity-based awards, a buy-out, at the option of the participant, of the cash value of any unexercised options, and a payment equal to the value of any retention unit awards. The participant is also entitled to receive certain "Excess Parachute" and/or "Deferred Compensation" gross-up payments in the event such payments under the change of control agreements are subject thereto. In the event of a change of control, the participants could receive an aggregate of approximately $10 to $12 million depending on the market price of the Company common shares at the time of the change of control, exclusive of any required gross-up.

Retention Units

     The Company maintains the Gold Reserve Director and Employee Retention Plan (the “Retention Plan”). Under the Retention Plan, the Board or committee thereof may grant retention units (the “Units”) to directors and certain key employees of the Company or its subsidiaries.

     Employees become eligible to participate if the Board or a committee thereof determines that such employee may have a significant opportunity to influence the growth of the Company or that such employee’s performance

52 of 114

warrants further incentive or reward. Current participants in the Retention Plan include all directors of the Company, the officers and the other participants, all of whom have signed awards agreements.

     Vesting of the Units is based upon the occurrence of certain major corporate milestones: 50% upon successfully financing the Brisas Project and 50% upon placing the Brisas Project into production. The Units also become fully vested and payable upon a change of control. Subject to vesting provisions, each Unit granted to participating directors and employees entitles such persons to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (a) on the date the Unit was granted or (b) on the date any such participant becomes entitled to payment, whichever is greater.

     No Units were granted to directors, executive officers and affiliates in 2008. As of December 30, 2008, an aggregate of 1,732,500 unvested Units have been granted to directors, executive officers and affiliates of the Company and 315,000 Units have been granted to other Retention Plan participants. The following table summarizes the aggregate value of the aggregate awards as of December 31, 2008.

Name and Principal Position	Units	Aggregate Payout
		Value
		($)

Rockne J. Timm, Chief Executive Officer and Director	350,000	1,502,000

Robert A. McGuinness, Vice President Finance and CFO	137,500	589,000

A, Douglas Belanger, President and Director	350,000	1,502,000

James P. Geyer, Senior Vice President and Director	225,000	972,000

Douglas E. Stewart, Vice President Project Development	150,000	711,000

James H. Coleman, Director	100,000	442,000

Patrick D. McChesney, Director	100,000	442,000

Chris D. Mikkelsen, Director	100,000	442,000

J.C. Potvin, Director	100,000	442,000

All others	435,000	1,891,200

Total	2,047,500	$8,935,200

Board Practices

     Based upon the recommendations of a report dated December 1994 (the "Report") by the TSX Committee on Corporate Governance in Canada, the TSX adopted a by-law requiring corporations listed on the TSX to disclose their approach to corporate governance. The Board believes that the Company’s general approach, as summarized below, is substantially consistent with objectives reflected in the Report.

     Mandate and Duties of the Board. The Board has ultimate responsibility for supervising the conduct of the Company’s affairs and the management of its business. The principal objective of the Board is to protect and enhance shareholder value over the long term. Although the Board has delegated to management responsibility for the day-today operations of the Company, the Board has ultimate responsibility for the stewardship of the Company.

     The Board’s duties include overseeing strategic planning, reviewing and assessing principal risks to the Company’s business and approving risk management strategies, supervising and evaluating management, authorizing significant expenditures, ensuring timely and effective communication with shareholders, and overseeing the Company’s internal controls and information systems.

     The Board’s duties also include planning and monitoring activities of senior management. In considering and making appointments of senior management, the Board considers it appropriate, where relevant, to address succession and planning issues. In appointing senior management, the Board considers as a necessary requirement of such appointments that such personnel are qualified to carry out the duties and responsibilities relating to the appointed positions and thus, apart from monitoring, assessing and providing feedback to senior management, the Board does not consider it necessary to engage in specifically training senior management.

     The Board met 19 times during 2008 at which attendance, in person or by telephone, averaged 97%. Various matters were considered and approved by written resolution during the year.

53 of 114

     Board Composition. The Report’s Guidelines recommend that a majority of the Directors of the Company be "unrelated" Directors. An "unrelated" Director is a Director who is independent of management and is free from any interest and any business or other relationship, which could, or could reasonably be perceived, to materially interfere with a Director’s ability to act with a view to the best interests of the corporation, other than the interests and relationships arising from shareholding. The Company’s Board presently consists of seven members. The Board considers that four members are "unrelated" Directors as defined in the Report’s Guidelines. The remaining three members are currently executive officers of the Company. For the purposes of this discussion, a "related" Director is a Director who is not an unrelated Director. All Directors presently serve until the next annual meeting of the Company’s shareholders or until their successors are elected and have qualified.

     The Board currently believes that seven Directors and the current composition of the Board represent an appropriate board size for the Company, having regard to the size and activities of the Company. The current composition of the Board provides, in the Board’s view, an appropriate representation of senior management and outside Directors.

     Board Compensation. The Board reviews from time to time the compensation paid to the Directors in order to ensure that Directors are being adequately compensated for the duties performed and the obligations assumed by the Directors.

     Board Committees. The Board has delegated some of its authority to four committees of the Board. These are the Executive Committee, the Compensation Committee, the Audit Committee and the Nominating Committee. The Board does not maintain an orientation and education program for new Directors as suggested by the Report or a committee to deal with corporate governance matters generally. Decisions regarding recruitment of new Directors, assessment of current Directors, succession planning and other corporate governance matters are made by the full Board. The Board is of the view that, given the size of the Company and the fact that a majority of the Board members are independent of management, these matters can be appropriately dealt with by the full Board.

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

     The Compensation Committee, which met 2 times during 2008, in person and by phone, consists of Chris D. Mikkelsen (Chair) and J.C. Potvin, both of who are unrelated Directors. The Compensation Committee has responsibility with respect to approving and advising the full Board on compensation matters involving officers of the Company as well as approving allocations to the KSOP Plan.

     The Audit Committee, which met 4 times during 2008, in person and by phone, consists of Chris D. Mikkelsen (Chair), Patrick D. McChesney and J.C. Potvin, all of who are unrelated Directors. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent public accountants and monitors the independence and performance of our auditors. The Audit Committee monitors the integrity of our financial reporting process and systems of internal controls regarding finance, accounting and legal compliance. It reviews and reports to the Board the scope and results of audits by our outside auditor and reviews the audit and other professional services rendered by the outside auditor. The Audit Committee also reviews transactions between the Company and our directors and officers, our policies regarding those transactions and compliance with our business ethics and conflict of interest policies. The Board has delegated review of the quarterly financial statements to the Audit Committee prior to filing with regulatory agencies. The Audit Committee reports to the Board on its activities and findings.

     The Nominating Committee consists of James H. Coleman, Chris D. Mikkelsen, Patrick D. McChesney and J.C. Potvin, all of who are unrelated Directors. The Nominating Committee is to assist the Board in fulfilling its responsibilities with respect to the composition of the Board, including recommending candidates for election or appointment as Directors of the Company.

54 of 114

     Independence From Management. It is the Board’s view that the Board operates and functions independently of management as required. Mr. Coleman, an independent and un-related director serves as non-executive Chairman of the Board. In addition, the fact that four out of the seven Board members are unrelated and not employees of the Company further reinforces the Board’s independence from management.

     Shareholder Communication. The Company communicates regularly with its shareholders through annual and quarterly reports, as well as news releases, regulatory filings and the Company’s website. In addition, the executive officers of the Company are responsible for addressing day-to-day shareholder inquiries and other shareholder communication issues.

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

     Outside Advisors. The Company’s Audit Committee hires, fires, compensate, oversee and monitor the independence and performance of our independent auditors. Each of the Board and the Audit Committee are empowered to hire outside advisors independent of management, as it determines necessary to carry out its duties.

Share Ownership by Directors and Management

     The following table sets forth the share ownership in the Company by Directors and Named Executive Officers as of March 30, 2009 at which time the number of Class A common shares and equity units outstanding were 57,670,555 and 500,236, respectively.

	Number of Common
	Shares Beneficially	Percent
Name	Owned (1)	Ownership

Rockne J. Timm (2) (3) (4)	2,053,917	3.5

A. Douglas Belanger (2) (3)	2,231,414	3.8

James P. Geyer	788,599	1.3

Robert A. McGuinness (2) (3)	487,437	0.8

Douglas E. Stewart	411,287	0.7

James H. Coleman (2) (3)	317,494	0.5

Patrick D. McChesney (2) (3)	201,601	0.3

Chris D. Mikkelsen (2) (3) (4)	474,485	0.8

J.C. Potvin	291,048	0.5

(1)	Includes for each individual shares issuable pursuant to presently exercisable options for common shares as of March 30, 2009 or options exercisable within 60 days of March 30, 2009 as follows: Mr. Timm, 626,666; Mr. Belanger, 580,278; Mr. Geyer, 394,444; Mr. McGuinness 189,305; Mr. Stewart 195,833; Mr. Coleman, 134,444; Mr. McChesney, 134,444; Mr. Mikkelsen, 134,444; Mr. Potvin, 134,444.

(2)	Messrs. Timm, Belanger, McGuinness, Coleman, McChesney, and Mikkelsen are officers or Directors of Great Basin, which owns 491,192 common shares, or 0.8% of the outstanding common shares. The foregoing individuals beneficially own 10.3%, 7.3%, 1.3%, 2.9%, 2.0%, and 1.8%, respectively, of the outstanding common shares of Great Basin and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in Great Basin. Each of the foregoing individuals disclaims any beneficial ownership of the common shares owned by Great Basin.

(3)	Messrs. Timm, Belanger, McGuinness, Coleman, McChesney, and Mr. Mikkelsen are officers or Directors of MGC Ventures, which owns 258,083 common shares, or 0.4% of the outstanding common shares of the Company. The foregoing individuals beneficially own 11.5%, 11.7%, 1.7%, 4.8%, 3.8%, and 2.9% respectively, of the outstanding common shares of MGC Ventures and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in MGC Ventures. Each of the foregoing individuals disclaims any beneficial ownership of the common shares owned by MGC Ventures.

Number of Employees

     As of March 30, 2009, the Company employed 10 full time personnel from its Spokane, Washington, office and 64 people in Venezuela, including 42 located at the Brisas Project. In addition, the Company employs a number of independent consultants and contractors that are not included as employees. The Company maintains a corporate office in Caracas and manages day-to-day activities of Venezuelan operations from its Puerto Ordaz office.

55 of 114

Item 7. Major Shareholders and Related Party Transactions

CONTROL OF REGISTRANT

     All shareholders have the same voting rights. We are not directly or indirectly wholly-owned or controlled by another person or by any foreign government. To the best of our knowledge no person or government beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 5% of the voting rights attached to the Company’s issued Class A common shares as of December 31, 2006 and 2007 and as of the date of this report except for the following. Share ownership based on Schedule 13G filings with the SEC.

	December 31,		March 30,
	2006	2007	2009	%

Tradewinds Global Investors, LLC**	-	7,980,926	6,919,336	12.3%
Steelhead Partners, LLC	2,101,721	4,568,217	7,251,673	13.1%
Jaguar-Portland Holdings LLC	-	-	5,689,900	10.0%
**Excludes shares which may be issued upon conversion of 5.50% convertible notes

      Directors and the Named Executives Officers as a group own 7,257,282 shares (including 2,524,302 shares subject to options exercisable within 60 days), or 12.5% of the total shares issued. See "–Directors, Senior Management and Employees- Share ownership by Directors and Management." We have no knowledge of any arrangements that may, at a subsequent date, result in a change in our control.

RELATED PARTY TRANSACTIONS

     The Directors, officers and principal shareholders of the Company and their associates, affiliates and close family members have had no material interest, direct or indirect, in any transaction in which the Company has participated during the last three fiscal years other than as noted below. No Director or Named Executive Officer of had any indebtedness to the Company during the last fiscal year.

     The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of MGC Ventures. The Company owned 12,062,953 common shares of MGC Ventures at December 31, 2008 and 2007, which represented 44.4%, respectively of its outstanding shares. MGC Ventures owned 258,083 common shares of the Company at December 31, 2008 and 2007. In addition, MGC Ventures owned 280,000 common shares of Great Basin at December 31, 2008 and 2007. During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

     The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of Great Basin. The Company owned 15,661,595 common shares of Great Basin at December 31, 2008 and 2007, which represented 44.6%, respectively of its outstanding shares. Great Basin owned 491,192 common shares of the Company at December 31, 2008 and 2007. Great Basin also owned 170,800 common shares of MGC Ventures at December 31, 2008 and 2007. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

56 of 114

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

     No Director, officer or principal shareholder of the Company, nor any of their respective associate or affiliates, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction, which in either case has materially affected or would materially affect the Company, during the three most recently completed financial years or during the current financial year.

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

Item 8. Financial Information

     Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For a discussion of the principal differences between accounting principles generally accepted in Canada and the U.S., please refer to note 18 to the consolidated financial statements, included elsewhere in this Annual Report. A consolidated balance sheet is presented for fiscal years 2008 and 2007 along with consolidated statements of operations, cash flow and changes in shareholders' equity, which are presented for fiscal 2008, 2007 and 2006. Reference is made to Item 3 for the Company’s policy on dividends and Item 18 for detailed financial information.

LEGAL PROCEEDINGS

     On December 15, 2008, Rusoro commenced an unsolicited offer to acquire all of the outstanding shares and equity units of the Company in consideration for three shares of Rusoro for each Company Class A common share or equity unit. On December 16, 2008, the Company filed an action in the Ontario Superior Court of Justice against Rusoro and Endeavour Financial International Corporation ("Endeavour") seeking an injunction restraining Rusoro and Endeavour from proceeding with Rusoro’s unsolicited offer, significant monetary damages, and various other items.

     On February 10, 2009, the Ontario Superior Court of Justice granted an interlocutory injunction restraining Rusoro from proceeding with any hostile takeover bid to acquire the shares of the Company until the conclusion and disposition at trial of the action commenced by the Company. The injunction was granted by the Court following a motion by the Company on the basis that Rusoro had access to or benefited from the use of the Company’s confidential information as a result of Rusoro’s relationship with Endeavour. The Court also issued an interlocutory injunction restraining Endeavour from having any involvement with a hostile takeover bid for the Company. The Court further required that Rusoro, Endeavour and their agents return to the Company both all the confidential information of the Company and also anything produced from that confidential information and pay the court costs. Following the issuance of the interlocutory injunctions, Rusoro withdrew its unsolicited offer to acquire the outstanding shares and equity units of the Company.

     On February 15, 2009, Rusoro and Endeavour both served a motion with the Ontario Superior Court of Justice seeking permission to appeal to the Divisional Court the February 10, 2009 order that was granted against them. The Company will oppose these motions which are scheduled to be heard in Toronto on April 2, 2009. If the motions for permission to appeal are granted, then a hearing on the appeal would be held at a later time by the Divisional Court. The legal action commenced December 16, 2008 by the Company is ongoing.

     We are unaware of any other legal proceedings, either threatened or pending, to which the Company is or is likely to be a party, or of which any of its properties or assets is or is likely to be the subject, that may have a significant effect on the Company’s financial position or profitability.

57 of 114

SIGNIFICANT CHANGES

No significant changes have occurred since the date of the annual financial statements.

Item 9. The Offer and Listing OFFER AND LISTING DETAILS

     The Class A common shares of Gold Reserve Inc. are traded on The Toronto Stock Exchange ("TSX") and on the NYSE Amex under the symbol "GRZ." Neither the Company’s equity units nor the 5.5% convertible notes and the related underlying securities are listed for trading on any exchange.

Last Six Months			TSX			NYSE Amex

		High	Low			High	Low

		Canadian dollars				U.S. dollars
March (through 03/30/09)		$1.00	$0.70			$0.79	$0.54
February		1.38	0.75			1.08	0.59
January		1.45	1.13			1.23	0.95
December		1.17	0.32			0.94	0.26
November		0.79	0.41			0.61	0.32
October		1.17	0.41			1.07	0.35

Last Nine Quarters			TSX			NYSE Amex

		2009				2009
		High	Low			High	Low

First Quarter		$1.45	$0.70			$1.23	$0.54

	2008		2007		2008		2007
	High	Low	High	Low	High	Low	High	Low
		Canadian dollars				U.S. dollars
Fourth Quarter	$1.17	$0.32	$5.21	$4.18	$1.07	$ 0.26	$ 5.25	$4.24
Third Quarter	1.99	1.07	6.12	3.91	1.92	1.04	5.82	3.97
Second Quarter	4.56	1.30	8.48	5.71	4.47	1.28	7.40	5.30
First Quarter	5.95	4.47	8.18	4.08	6.00	4.10	7.14	3.46

Last Five Years		TSX				NYSE Amex

		High	Low			High	Low

		Canadian dollars				U.S. dollars
2008		$ 5.95	$ 0.32			$ 6.00	$ 0.26
2007		8.48	3.91			7.40	3.46
2006		10.93	3.54			9.58	3.04
2005		5.74	2.11			4.72	1.76
2004		6.89	3.70			5.66	2.74

     On March 30, 2009, the closing price for a Class A common share of the Company was Cdn $0.87 per share on the TSX and U.S. $0.65 per share on the NYSE Amex. As of March 30, 2009, there were a total of 57,670,555 Class A common shares issued and 500,236 Class B common shares issued.

     The number of holders of Class A and Class B common shares of record on March 30, 2009 was approximately 855. Based on recent mailings to shareholders, the Company believes its common shares are owned beneficially by approximately 14,500 shareholders. An estimated 56% or 32.1 million of the Company’s Class A common shares are held by non-U.S. residents.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Company is Computershare Trust Company, Inc.:

58 of 114

P.O. Box 1596	9th Flr, 100 University Avenue
Denver, Colorado 80201-9975	Toronto, Ontario Canada M5J 2Y1

Item 10. Additional Information MEMORANDUM AND ARTICLES OF ASSOCIATION

     Information under this heading is included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein. All referenced documents concerning the Company referenced in this Annual Report may be examined at the Company’s executive offices located at 926 West Sprague Avenue, Suite 200, Spokane, WA 99201, USA or through the SEC’s website at www.sec.gov.

MATERIAL CONTRACTS

     In May 2007, the Company issued $103,500,000 aggregate principal amount of its 5.50% convertible notes. The notes pay interest semi-annually and are due on June 15, 2022. Subject to certain conditions, the notes may be converted into Class A common shares of the Company, redeemed or repurchased.

     In mid 2007, we commenced procurement efforts with the assistance of SNC-Lavalin and placed orders for the gyratory crusher, pebble crushers, SAG and ball mills and related processing equipment, mill motors, and other equipment for the Brisas Project. In 2008, we sold or cancelled a portion of this equipment. As of December 31, 2008, the Company has equipment commitments totaling $75.1 million and has made payments on these orders of $44.7 million.

     The Company entered into Change of Control Agreements with each of the executive officers and three non-executive officers. See Item 6. Directors, Senior Management and Employees.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are no Canadian laws that restrict the export or import of capital, including foreign exchange controls, or that affect the payment of dividends to non-resident holders, except as described below under the heading "Taxation."

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

     The term "non-Canadian" is defined in the Investment Canada Act to include: (1) an individual who is neither a citizen nor a permanent resident of Canada; (2) a foreign government; or (3) any other entity, including a corporation, that is not Canadian-controlled.

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

59 of 114

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

     The Company instituted a shareholder rights plan (the "Rights Plan") in 1999. Since the original approval by the Shareholders, the Rights Plan and the Rights Plan Agreement have been amended and continued from time to time. In March 2006, the shareholders approved certain amendments to the Plan including continuing the Shareholder Rights Plan until June 30, 2009. In December 2008, the Company’s Board of Directors amended the Rights Plan by extending the definition of "Permitted Bid" to include a bid by an entity which has confidential information about the Company that has executed a confidentiality and standstill agreement within three months prior to the commencement of the bid. The Rights Plan is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Rights Plan is designed to give the board of director’s time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company’s outstanding shares without complying with the "permitted bid" provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time.

TAXATION

Canadian Federal Income Tax Considerations

     The following is a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the ‘‘Canadian Act’’) generally applicable to the holding and disposition of Class A and Class B common shares (together, the "common shares") by a holder who, at all relevant times for purposes of the Canadian Act, is not resident or deemed to be resident in Canada, deals at arm’s length with the Company, holds the common shares as capital property and does not use or hold, and is not deemed to use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada and who, for purposes of the Canada-U.S. Income Tax Convention (the ‘‘Treaty’’), is a resident of the U.S.. Generally, common shares will be considered to be capital property to a holder thereof provided that the holder does not use the common shares in the course of carrying on a business and such holder has not acquired them in one or more transactions considered to be a venture or concern in the nature of trade. This summary does not deal with special situations, such as particular circumstances of traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, and financial institutions. For purposes of the Canadian Act, all amounts relevant in computing a holder’s liability under the Canadian Act must be computed in Canadian dollars. Amounts denominated in U.S. dollars including adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the prevailing exchange rate at the relevant time.

Dividends

     Dividends on common shares paid or credited to a U.S. Holder (as defined below) by the Company are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of the Company’s voting shares). Under the Treaty, dividends paid by the Company to certain religious, scientific, charitable, certain other tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the U.S. are exempt from Canadian withholding tax.

60 of 114

Dispositions

     A U.S. Holder will generally not be subject to tax under the Canadian Act in respect of a capital gain realized on the disposition of a common share, unless the common share constitutes ‘‘taxable Canadian property’’ as defined in the Canadian Act at the time of disposition. The Class B common shares are currently not listed on any stock exchange and are taxable Canadian property. A Class A common share will generally not be taxable Canadian property to a U.S. Holder at the time of disposition provided the Class A common shares are listed on a prescribed stock exchange (which includes the TSX and NYSE Amex) at that time and, during the 60 month period ending at the time of disposition of the Class A common share, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, or the U.S. Holder together with such persons, did not own 25% or more of the Company’s issued shares of any class or series of capital stock. A Class A common share that was received on a conversion of a Class B common share may constitute taxable Canadian property.

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

U.S. Federal Income Tax Consequences

     The following is a summary of certain material U.S. federal income tax consequences arising from and relating to the ownership and disposition of the Company’s common shares.

     This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a holder as a result of the ownership and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences of the ownership and disposition of common shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any holder. Each holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of the ownership and disposition of common shares.

Authorities

     This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), final and temporary Treasury Regulations promulgated thereunder, published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. All of the authorities on which this summary is based are subject to differing interpretations and could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. In such event, the U.S. federal income tax consequences applicable to a holder of the common shares could differ from those described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

61 of 114

U.S. Holders

     For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any political subdivision thereof, including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected, under applicable Treasury Regulations, to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons, as defined in Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

     For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares other than a U.S. Holder. A non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences (including the potential application of and operation of any income tax treaties) of the ownership and disposition of common shares.

Holders subject to special U.S. federal income tax rules not addressed

     This summary does not address the U.S. federal income tax consequences of the ownership and disposition of common shares to holders that are subject to special provisions under the Code, including the following holders: (a) holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) holders that are dealers in securities, commodities or currencies, or holders that are traders in securities or commodities that elect to apply a mark-to-market accounting method; (d) holders that have a “functional currency” other than the U.S. dollar; (e) holders that are subject to the alternative minimum tax under the Code; (f) holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) holders that own (directly, indirectly, or constructively) 10% or more, by voting power or value, of the outstanding shares of the Company. Holders that are subject to special provisions under the Code, including holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the ownership and disposition of common shares.

      If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the ownership and disposition of common shares.

Tax consequences other than U.S. federal income tax consequences not addressed

     This summary does not address the consequences to holders arising under U.S. federal estate, gift or excise tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction of the ownership and disposition of common shares. Each holder should consult its own financial advisor, legal counsel, or accountant regarding the consequences of any of these laws on the ownership and disposition of common shares.

U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of common shares

Passive foreign investment company

     The Company has determined that it was a PFIC for the taxable year ended December 31, 2008 and the Company expects that it may be a PFIC for the taxable year ending December 31, 2009. Accordingly, special U.S. federal income tax rules apply to the ownership and disposition of common shares.

62 of 114

     Sections 1291 through 1298 of the Code contain special rules applicable with respect to foreign corporations that are PFICs. A company will be considered a PFIC if 75% or more of its gross income (including a pro rata share of the gross income of any company (United States or foreign) in which the company is considered to own 25% or more of the shares by value) in a taxable year is passive income (the “Income Test”). Alternatively, a foreign company will be considered a PFIC if at least 50% of the assets (averaged over the four quarter ends for the year) of the company (including a pro rata share of the assets of any company of which the company is considered to own 25% or more of the shares by value) in a taxable year are held for the production of, or produce, passive income (the “Asset Test”).

     For the taxable year ended December 31, 2008, the Company determined that it was a PFIC under the Income Test. In addition, the Company expects that it will likely be a PFIC under the Income Test for the taxable year ending December 31, 2009, and, as a result, will be treated as a PFIC for such taxable year. Further, the Company expects that it may continue to be a PFIC for each subsequent taxable year prior to the year Brisas begins production. The Company does not, however, believe that any of its subsidiaries were PFICs as to any shareholder of the Company for the taxable year ended December 31, 2008, and does not expect that any such subsidiaries will be PFICs as to any shareholder of the Company for any subsequent taxable year (including the taxable year ending December 31, 2009). The determination of whether the Company and any of its subsidiaries will be a PFIC for a taxable year depends on (i) the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and (ii) the assets and income of the Company and its subsidiaries over the course of each such taxable year. As a result, whether the Company and any of its subsidiaries will be a PFIC for any taxable year (including the taxable year in which Brisas begins production or any subsequent year) cannot be predicted with certainty as of the date hereof. Accordingly, there can be no assurance that the Company and any of its subsidiaries will not be a PFIC for any taxable year.

      For taxable years in which the Company is a PFIC, each U.S. Holder, in the absence of an election by such U.S. Holder to treat the Company as a “qualified electing fund” (a “QEF” election), or an election by such holder to “mark-to-market” his common shares (an “MTM election”), as discussed below, will, upon certain distributions by the Company or upon disposition of the common shares at a gain, be liable to pay U.S. federal income tax at the highest tax rate on ordinary income in effect for each year to which the income is allocated plus interest on the tax, as if the distribution or gain had been recognized ratably over each day in the U.S. Holder’s holding period for the common shares while the Company was a PFIC. Additionally, the common shares of a decedent U.S. Holder who failed to make a QEF election will generally be denied the normally available step-up of the tax basis for such common shares to fair market value at the date of death and, instead, would have a tax basis equal to the decedent’s tax basis, if lower, in the common shares.

     A U.S. Holder who owns common shares during a period when the Company is a PFIC will be subject to the foregoing PFIC rules, even if the Company ceases to be a PFIC, unless such U.S. Holder makes a QEF election in the first year in which the U.S. Holder owns (or is considered to own) stock of the Company and in which the Company is considered a PFIC. A U.S. Holder who makes such a timely QEF election will be entitled to treat any future gain on the sale of the common shares as capital gain and will not be denied the tax basis step up at death described above. Additionally, a U.S. Holder who makes a QEF election will, for each taxable year the Company is a PFIC, include in income a pro rata share of the ordinary earnings of the Company as ordinary income and a pro rata share of any net capital gain of the Company as long-term capital gain, subject to a separate election to defer payment of taxes (such deferral is subject to an interest charge). For the U.S. Holder to make the QEF election, the Company must agree to supply annually to the U.S. Holder the “PFIC Annual Information Statement” and permit the U.S. Holder access to certain information in the event of an audit by the U.S. tax authorities. The Company will prepare and make the statement available to U.S. Holders, and will permit access to the information.

     A U.S. Holder who makes a QEF election for the first taxable year in which the U.S. Holder owns (or is considered to own) stock of the Company and in which the Company is a PFIC (and complies with certain U.S. federal income tax reporting requirements) should not have any material adverse U.S. federal income tax consequences if the Company has no ordinary earnings or net capital gains during such taxable year. The Company currently expects that it will not have any ordinary earnings or net capital gains in future years in which it may be a PFIC. However, no assurance can be given as to this expectation. Each U.S. Holder is urged to consult its own financial advisor, legal counsel, or accountant concerning the application of the U.S. federal income tax rules governing PFICs in its particular circumstances.

63 of 114

     Each U.S. Holder choosing to make a QEF election would be required annually to file an IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with such U.S. Holder’s timely filed U.S. federal income tax return (or directly with the IRS if the U.S. Holder is not required to file an income tax return). Such U.S. Holder must include on IRS Form 8621 its income as reflected in the PFIC Annual Information Statement it receives from the Company. If the Company determines that it was a PFIC during the taxable year, within two months after the end of each such taxable year the Company will make available the PFIC Annual Information Statement.

      As an alternative to the QEF election, a U.S. Holder may make an MTM election with respect to the common shares. The MTM election requires that the PFIC stock in question be “publicly traded” stock as defined under the rules governing the MTM election. The common shares are publicly traded stock as required. If a U.S. Holder makes the MTM election, it must recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year (or actual disposition of the common shares) between the fair market value of the PFIC stock and the adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years. If a mark-to-market election is in effect on the date of a U.S. Holder’s death, the otherwise available step-up in tax basis to fair market value will not be available. Instead, the tax basis of the common shares in the hands of a person who acquires such common shares from the decedent will be the lesser of the decedent’s tax basis or the fair market value of the common shares. If the U.S. Holder makes the MTM election, distributions from the Company with respect to the common shares will be treated as if the Company is not a PFIC, except that the lower tax rate on dividends for U.S. Holder that are individuals, discussed below, would not be applicable.

      In addition, special rules would apply to U.S. Holders of the common shares for any taxable year in which the Company is a PFIC and has one or more subsidiaries that is also a PFIC as to such U.S. Holder (a “Subsidiary PFIC”). In such case, U.S. Holders of the common shares generally would be deemed to own their proportionate interest in any Subsidiary PFIC and be subject to the PFIC rules with respect to such Subsidiary PFIC regardless of the percentage ownership of such U.S. Holders in the Company. If a subsidiary of the Company is a PFIC and a U.S. Holder does not make a QEF election as to such subsidiary, as described above, the U.S. Holder could incur liability for the deferred tax and interest charge described above if the PFIC Subsidiary makes a distribution, or an interest in the PFIC Subsidiary is disposed of in whole or in part, or the U.S. Holder disposes of all or part of its common shares in the Company. A QEF election must be made separately for each PFIC and thus a QEF election made with respect to the Company will not apply to any Subsidiary PFIC. If a subsidiary of the Company is a PFIC, a QEF election for such subsidiary could accelerate the recognition of taxable income and may result in the recognition of ordinary income. Additionally, a U.S. Holder of common shares that has made a MTM election for his common shares could be subject to the PFIC rules with respect to the income of a Subsidiary PFIC even though the value of the Subsidiary PFIC has already been subject to tax as a result of the MTM election. A MTM election is not permitted for a PFIC Subsidiary.

     Due to the complexity of the PFIC rules, a U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the status of the Company and its subsidiaries as PFICs and the eligibility, manner and advisability of making a QEF election or a MTM election and how the PFIC rules may affect the U.S. federal income tax consequences of a U.S. Holder’s ownership and disposition of common shares.

Ownership and disposition of common shares if the company is not a PFIC

      A U.S. Holder whose holding period does not include any day on which the Company was a PFIC will not be subject to the PFIC rules described above under the heading “Passive foreign investment company.” Additionally, a U.S. Holder that timely makes a valid QEF election in the first taxable year in which the U.S. Holder owns stock in the Company will not be subject to such PFIC rules during any taxable year in which the Company is not classified as a PFIC. Instead, such U.S. Holder will be subject to the following rules.

64 of 114

Distributions

     For U.S. federal income tax purposes, the amount of a distribution made on the common shares generally will equal the amount of cash and the fair market value of any property distributed and also will include the amount of any Canadian taxes withheld as described above under “Canadian Federal Income Tax Considerations.” An amount of the distribution will be treated as a dividend, taxable to a U.S. Holder as ordinary dividend income, to the extent of the Company’s current or accumulated earnings and profits allocable to such U.S. Holder. To the extent that an amount received by a U.S. Holder exceeds the allocable share of the Company’s current and accumulated earnings and profits, such excess will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in its common shares and then, to the extent in excess of such U.S. Holder’s adjusted tax basis, as gain from the sale or exchange of such common shares generally taxable as capital gain. (See discussion below under “Dispositions.”) The amount treated as a dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporate shareholders on dividends received from U.S. corporations.

     In the case of non-corporate U.S. Holders, the U.S. federal income tax rate applicable to dividends received in taxable years beginning prior to January 1, 2011 may be lower than the rate applicable to other categories of ordinary income if certain conditions are met. The amount of any distribution paid in foreign currency will be included in a U.S. Holder’s gross income in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of actual or constructive receipt by the U.S. Holder (in accordance with the U.S. Holder’s regular method of tax accounting), regardless of whether the foreign currency is converted into U.S. dollars on that date. If the foreign currency is converted into U.S. dollars on the date of actual or constructive receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the distribution. If the foreign currency received in the distribution is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss.

     Subject to certain limitations, a U.S. Holder may elect to claim a credit against its U.S. federal income tax liability for any Canadian tax paid with respect to, or withheld from, any dividends paid on the common shares. A U.S. Holder who does not make such an election instead may deduct the Canadian tax paid or withheld, but only for a year in which such U.S. Holder elects to do so with respect to all creditable foreign taxes paid by such U.S. Holder. The availability of the foreign tax credit is subject to complex limitations.

     For U.S. foreign tax credit purposes, dividends paid on the common shares generally will be treated as “passive income” (or “general income” for certain U.S. Holders).

     The rules relating to the U.S. foreign tax credit are complex, and each U.S. Holder should consult its own financial advisor, legal counsel or accountant to determine whether and to what extent it would be entitled to a foreign tax credit.

Dispositions

     A U.S. Holder’s sale, exchange or other taxable disposition of the common shares generally will result in the recognition by the U.S. Holder of U.S. source taxable capital gain or loss in an amount equal to the difference between (a) the U.S. dollar value of the amount of cash and fair market value of any property received upon the sale, exchange or other taxable disposition and (b) such U.S. Holder’s adjusted tax basis in the common shares. Such capital gain or loss will be long-term if the U.S. Holder’s holding period in the common shares is more than one year at the time of the sale, exchange or other taxable disposition. Long-term capital gain recognized by certain non-corporate U.S. Holders generally will be subject to U.S. federal income tax rates lower than the rates applicable to ordinary income. The deductibility of capital losses is subject to limitations. Each U.S. Holder should consult its own financial advisor, legal counsel or accountant regarding the treatment of capital gains and losses.

65 of 114

U.S. federal income tax consequences to non-U.S. Holders of the ownership and disposition of common shares

Distributions

     A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to the common shares that are treated as a dividend for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. Holder (and are attributable to a permanent establishment maintained in the U.S. by such non-U.S. Holder if an applicable income tax treaty so requires as a condition for such non-U.S. Holder to be subject to U.S. federal taxation on a net income basis in respect of income from the common shares), in which case the non-U.S. Holder generally will be subject to U.S. federal income tax in respect of such dividends in the same manner as a U.S. Holder. Any such effectively connected dividends received by a corporate non-U.S. Holder also may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions that are treated as capital gain for U.S. federal income tax purposes unless such non-U.S. Holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of the common shares. See discussion below under “Dispositions.”

Dispositions

     A non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of the common shares unless (i) the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder in the U.S. (and is attributable to a permanent establishment maintained in the U.S. by such non-U.S. Holder if an applicable income tax treaty so requires as a condition for such non-U.S. Holder to be subject to U.S. federal income taxation on a net income basis in respect of income from the common shares), or (ii) such non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the sale, and certain other conditions are met. Effectively connected gains realized by a corporate non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Information reporting; backup withholding tax

     In general, dividend payments or other taxable distributions on the Company’s common shares or proceeds from the disposition of common shares paid by a U.S. paying agent or other U.S. intermediary to a non-corporate holder may be subject to information reporting to the IRS and possible U.S. backup withholding (currently imposed at a rate of 28%). Backup withholding generally would not apply to a U.S. Holder that timely furnishes a correct taxpayer identification number and makes any other required certifications or if the U.S. Holder is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Certain non-U.S. Holders receiving payments in the U.S., or through certain U.S. financial intermediaries should establish their exemption from information reporting or backup withholding by providing certification of non-U.S. status on IRS Form W-8 BEN, as applicable.

      Amounts withheld as backup withholding may be credited against the holder’s U.S. federal income tax liability. Additionally, a holder may obtain a refund of any excess amounts withheld under the backup withholding regime by timely filing the appropriate claim for refund with the IRS and furnishing any required information. Copies of any information returns filed with the IRS may be made available by the IRS, under the provisions of a specific treaty or agreement, to the taxing authorities of the country in which the non-U.S. Holder resides or is organized.

     Each holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     The carrying amounts for cash and cash equivalents, marketable securities, deposits, advances and other, accrued interest and accounts payable and accrued expenses on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision The Company currently does not enter into any hedging transactions. See "Item 3. Key Information –Risk Factors –Future hedging activities could negatively impact future operating results." The Company is exposed to various risks including credit risk, liquidity risk, currency risk and interest rate risk as described below:

66 of 114

a)	Credit risk is the risk that a counterparty will fail to meet its obligations to the Company. The Company’s primary exposure to credit risk is through its cash and cash equivalents and restricted cash balances. The Company diversifies its cash holdings into major Canadian and U.S. financial institutions and corporations.

b)	Liquidity risk is the risk that an entity will encounter difficulty in meeting its obligations associated with its financial liabilities. The Company manages this risk by maintaining adequate cash balances through equity and debt offerings to meet its current and foreseeable obligations. The following table presents the Company’s payments due on accounts payable and accrued expenses and its undiscounted interest and principal payments due on its convertible notes, based on the estimate that the term of the notes will end on June 15, 2012. If the notes were to reach their contractual maturity date of June 15, 2022, additional interest payments would amount to $56.8 million over the additional ten year term of the notes.

		Payments due by Period

		Less than			More Than
	Total	1 Year	1-3 Years	4-5 Years	5 Years

A/P and accruals	$ 8,134,708	$ 8,134,708	–	–	–
Interest	19,895,260	5,684,360	$ 11,368,720	$ 2,842,180	–
Principal	103,352,000	–	–	103,352,000	–

Total	$ 131,381,968	$ 13,819,068	$ 11,368,720	$ 106,194,180	–

c)	The Company is subject to currency risk mainly due to its operations in Venezuela. Transactions denominated in foreign currency are exposed to exchange rate fluctuations which have an impact on the statement of operations. The Company’s cash, value added tax and other monetary assets and liabilities that are held in Venezuelan and Canadian currency are subject to fluctuations against the US dollar. A 10% weakening of those currencies against the US dollar would have increased (decreased) the Company’s net loss from the translation of foreign currency denominated financial instruments by the amounts shown below.

	2008	2007

Venezuelan Bolívar	$ 69,684	$ 70,498
Canadian dollar	(67,540)	(6,868)

Total	$ 2,144	$ 63,630

The Company limits the amount of currency held in non-U.S dollar accounts, but does not actively use derivative instruments to limit its exposure to fluctuations in foreign currency rates.

d)	The Company is subject to the risk that changes in market interest rates will cause fluctuations in the fair values of its financial instruments. Cash and cash equivalents earn floating market rates of interest. Other current financial assets and liabilities are generally not exposed to this risk because of their immediate or short-term maturity. The interest rate on the Company’s convertible notes is fixed and therefore the interest payments are not subject to changes in market rates of interest.

e)	The Company has certain contracts in which the amount payable is linked to the Company’s share price. A 10% change in the Company’s share price would result in a $211,391 change in the amount payable.

Item 12. Description of Securities Other Than Equity Securities - Not applicable PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies - Not applicable

Item 14. Material Modifications to Rights of Security Holders and Use of Proceeds – Not applicable Item 15. Controls and Procedures

a)	An evaluation was performed under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15 of the Exchange Act as of the end of the period covered by this Annual Report. Based on that evaluation, the Company’s management,

67 of 114

including the chief executive officer and chief financial officer, concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on 20-F to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms.

b)	Report of Management on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2008 based on the framework in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with Canadian generally accepted accounting standards.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2008, which is included herein. See paragraph (c) of the present Item 15, below.

c)	See report of PricewaterhouseCoopers LLP included under "Item 18. Financial Statements."

d)	There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved Item 16A. Audit Committee Financial Expert

     The Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As at the date of the Annual Report, the following individuals comprise the entire membership of the Company’s Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act: Chris Mikkelsen, Patrick McChesney and J.C. Potvin. Our Audit Committee’s Charter can be found on our website at www.goldreserveinc.com in the Investor Relations section under "Governance."

     The Board of Directors has made the affirmative determination that all members of the Audit Committee are "independent" pursuant to the criteria outlined by NYSE Amex, Canadian Securities Act NI 52-110 and Rule 10A-3 of the Exchange Act.

     Mr. Mikkelsen is a Certified Public Accountant ("CPA") and shareholder in McDirmid, Mikkelsen, Secrest PS, a large local CPA practice. Mr. McChesney is a past and present financial executive for a number of companies. Mr. Potvin is President and CEO of Tiomin Resources, Inc., a resources company based in Toronto, Canada, has an MBA-Finance degree and was an investment analyst at Burns Fry Ltd for 13 years. The Board has determined that Mr. Mikkelsen shall serve as the "audit committee financial expert," as defined under Item 16A (b) of Form 20-F, although the Board believes that all members of the Audit Committee have sufficient knowledge and experience to satisfy the "financial sophistication" requirement of NYSE Amex and to serve as the Audit Committee’s "audit committee

68 of 114

financial expert." The SEC has indicated that the designation of Mr. Mikkelsen as an audit committee financial expert does not make Mr. Mikkelsen an "expert" for any purpose, impose any duties, obligations or liabilities on Mr. Mikkelsen that are greater than those imposed on members of the Audit Committee and Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

Item 16B. Code of Ethics

     The company has adopted a Code of Conduct and Ethics (the "Code of Ethics") that is applicable to all its directors, officers and employees. The Code of Ethics contains general guidelines for conducting the business of the company. The Code of Ethics was amended and approved by the Board of Directors effective March 24, 2006. There have been no waivers to this Code of Ethics since its inception. We intend to disclose future amendments to, or waivers from, certain provisions of the Code of Ethics on our website within five business days following the date of such amendment or waiver. A copy of the Code of Ethics is posted on the Company’s website www.goldreserveinc.com. We believe that our Code of Ethics constitutes a "code of ethics" as defined by the SEC and a "code of conduct and ethics" pursuant to the criteria outlined by NYSE Amex.

Item 16C. Principal Accountant Fees and Services

External Auditor Service Fees

     Fees paid to the Company’s independent external auditor, PricewaterhouseCoopers LLP, during the fiscal years ended December 31, 2008 and 2007 are detailed in the following table (in Canadian dollars):

Category	2008	2007

Audit Fees	$401,046	$236,235

Audit related Fees	51,800	130,200

Tax Fees	17,450	14,305

All other fees	-	-

Total	$470,296	$380,740

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

Audit Committee Services Approval Policy

     Our Audit Committee is responsible for the oversight of our independent auditor’s work and pre-approves all services provided by PwC. The Audit Committee sets forth it’s pre-approval in the minutes of its meetings. Audit-Related and Tax services provided by PwC are typically approved individually during the committee’s periodic meetings or, on an as-needed basis, the Audit Committee’s Chair is authorized to approve such services in advance on behalf of the committee with such approval reported to the full Audit Committee at its next meeting.

Item 16D. Exemptions From the Listing Standards for Audit Committees- Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers- Not Applicable

Item 16F. Change in Registrant’s Certifying Accountant- Not Applicable

Item 16G. Corporate Governance- Not Applicable

69 of 114

PART III Item 17. Financial Statements – Not Applicable Item 18. Financial Statements MANAGEMENT’S REPORT To the Shareholders of Gold Reserve Inc.

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

s/ Rockne J. Timm	s/ Robert A. McGuinness
Chief Executive Officer	Vice President–Finance and CFO
March 30, 2009	March 30, 2009

70 of 114

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

Auditors’ Report To the Shareholders of Gold Reserve Inc.

We have completed integrated audits of Gold Reserve Inc.’s 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008 and an audit of its 2006 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of Gold Reserve Inc. (the “Company”) as at December 31, 2008 and December 31, 2007, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows each of the years in the three year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008, in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Gold Reserve Inc.’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal Control over Financial Reporting in Item 15 of the Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants Vancouver, British Columbia March 30, 2009

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change in accounting for income tax loss carryforwards described in note 2 to the financial statements. Our report to the shareholders dated March 30, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants Vancouver, British Columbia March 30, 2009

GOLD RESERVE INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
(Expressed in U.S. dollars)
			2007
		2008	(restated, Note 2)

ASSETS
Cash and cash equivalents (Note 3)		$ 91,550,167	$ 94,680,576
Marketable securities (Note 6)		1,342,760	4,987,511
Deposits, advances and other		1,123,002	652,572

Total current assets		94,015,929	100,320,659

Property, plant and equipment, net (Note 7)		175,132,478	128,624,670
Restricted cash (Note 13)		17,509,672	52,080,603
Prepaid and other		956,435	872,971

Total assets		$ 287,614,514	$ 281,898,903

LIABILITIES
Accounts payable and accrued expenses		$ 8,134,708	$ 7,719,316
Accrued interest		236,848	237,188

Total current liabilities		8,371,556	7,956,504

Convertible notes (Note 16)		91,829,699	70,306,054
Minority interest in consolidated subsidiaries		2,306,823	2,315,536

Total liabilities		$ 102,508,078	$ 80,578,094

Measurement Uncertainty (Note 1)
Commitments and Contingencies (Notes 9, 13)

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares and equity units: (Note 15)		$ 247,501,272	$ 244,295,503
Class A common shares, without par value
Authorized:	Unlimited
Issued:	2008… 57,119,055	2007... 55,060,934
Outstanding:	2008… 56,869,055	2007... 54,810,934
Equity Units
Issued:	2008… 500,236	2007… 1,085,099
Outstanding:	2008… 961	2007… 585,824
Equity component of convertible notes (Note 16)		28,774,221	28,784,710
Less, common shares and equity units held by affiliates		(636,267)	(636,267)
Stock options (Note 9)		9,428,802	7,662,237
Accumulated deficit		(100,180,541)	(80,454,420)
Accumulated other comprehensive income		329,640	1,779,737
KSOP debt (Note 8)		(110,691)	(110,691)

Total shareholders' equity		185,106,436	201,320,809

Total liabilities and shareholders' equity		$ 287,614,514	$ 281,898,903

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

s/ Chris D. Mikkelsen		s/ Patrick D. McChesney

74 of 114

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008, 2007 and 2006
(Expressed in U.S. dollars)

		2007
	2008	(restated, Note 2)	2006

Other Income:
Interest income	$ 2,687,825	$ 5,164,480	$ 1,088,403
Gain (loss) on sale of marketable securities	(243,053)	1,334,604	7,163,655

	2,444,772	6,499,084	8,252,058
Expenses:
General and administrative	7,377,312	12,143,569	6,646,798
Technical services	5,410,181	5,093,963	5,015,222
Takeover defense and litigation (Note 17)	5,407,230	–	–
Loss on sale of equipment	1,346,423	–	–
Corporate communications	941,002	904,157	699,922
Legal and accounting	899,195	774,140	756,752
Foreign currency (gain) loss	61,212	(926,299)	1,141,932

	21,442,555	17,989,530	14,260,626

Net loss before tax and minority interest	(18,997,783)	(11,490,446)	(6,008,568)

Minority interest	8,712	(462,474)	(446,374)

Net loss before tax	(18,989,071)	(11,952,920)	(6,454,942)

Income tax expense (Note 11)	(737,050)	(26,848)	(521,803)

Net loss for the year	$ (19,726,121)	$ (11,979,768)	$ (6,976,745)

Net loss per share–basic and diluted	$ (0.35)	$ (0.24)	$ (0.18)

Weighted average common shares outstanding	55,988,372	49,703,688	38,123,819

The accompanying notes are an integral part of the consolidated financial statements.
GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Years Ended December 31, 2008 and 2007
(Expressed in U.S. dollars)
			2007
		2008	(restated, Note 2)

Net loss for the year		$(19,726,121)	$(11,979,768)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities		(1,693,150)	1,573,743
Adjustment for realized losses (gains) included in net loss		243,053	(1,334,604)

Other comprehensive income (loss)		(1,450,097)	239,139

Comprehensive loss for the year		$(21,176,218)	$(11,740,629)

The accompanying notes are an integral part of the consolidated financial statements.

75 of 114

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2008, 2007(restated, Note 2) and 2006
(Expressed in U.S. dollars)

				Equity Com-	Common Shares			Accumulated
	Common Shares and Equity Units Issued			ponent of Con-	and Equity Units	Stock	Accumulated	Other Compre-	KSOP
	Common Shares	Equity Units	Amount	vertible Notes	Held by Affiliates	Options	Deficit	hensive income	Debt

Balance, December 31, 2005	35,196,287	1,110,020	$ 140,512,063	–	$ (674,598)	$ 1,867,537	$ (61,983,016)	–	$ (84,220)
Equity units exchanged for
common shares	24,921	(24,921)
Net loss							(6,976,745)
Stock option compensation						1,390,776
Fair value of options exercised			153,144			(153,144)
Common shares issued for:
Cash	5,096,109		25,702,673
Services	163,875		747,075
KSOP	100,000		189,063						(189,063)
Allocation to KSOP participants									272,412
Decrease in shares held
by affiliates			159,724		38,331

Balance, December 31, 2006	40,581,192	1,085,099	167,463,742	–	(636,267)	3,105,169	(68,959,761)	–	(871)
Opening balance on adoption of
new accounting standard								$ 2,025,707
Retrospective application of
new accounting standard							485,109	(485,109)
Net loss							(11,979,768)
Other comprehensive income								239,139
Stock option compensation						4,724,120
Equity component of convertible notes				28,784,710
Fair value of options exercised			167,052			(167,052)
Common shares issued for:
Cash	13,985,742		74,349,097
Services	394,000		1,818,012
KSOP	100,000		497,600						(497,600)
Allocation to KSOP participants									387,780

Balance, December 31, 2007	55,060,934	1,085,099	244,295,503	28,784,710	(636,267)	7,662,237	(80,454,420)	1,779,737	(110,691)
Equity units exchanged for
common shares	584,863	(584,863)
Net loss							(19,726,121)
Other comprehensive loss								(1,450,097)
Stock option compensation						1,958,470
Conversions and repurchase of
convertible notes				(10,489)
Fair value of options exercised			191,905			(191,905)
Common shares issued for:
Cash	162,133		309,205
Services	1,311,125		2,704,659

Balance, December 31, 2008	57,119,055	500,236	$ 247,501,272	$ 28,774,221	$ (636,267)	$ 9,428,802	$ (100,180,541)	$ 329,640	$ (110,691)

The accompanying notes are an integral part of the consolidated financial statements.

76 of 114

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008, 2007 and 2006
(Expressed in U.S. dollars)
		2007
	2008	(Restated, Note 2)	2006

Cash Flow from Operating Activities:
Net loss for the year	$ (19,726,121)	$ (11,979,768)	$ (6,976,745)
Adjustments to reconcile net loss to net
cash used by operating activities:
Stock option compensation	1,958,470	4,724,120	1,390,776
Depreciation	224,071	179,111	147,798
Gain on extinguishment of debt	(76,530)	–	–
Loss on sale of equipment	1,346,423	–	–
Amortization of discount on
debt investments	–	–	(419)
Foreign currency loss	6,796	1,131,269	–
Minority interest in net income (loss) of
consolidated subsidiaries	(8,712)	462,474	446,374
Net (gain) loss on disposition of marketable securities	243,053	(1,334,604)	(7,163,655)
Future income tax expense (benefit) (Note 11)	747,019	(431,725)	–
Shares issued for compensation and KSOP	2,704,659	2,205,792	1,019,487
Changes in non-cash working capital:
Increase in deposits, advances and accrued interest	(442,931)	(137,176)	(73,266)
Increase (decrease) in accounts payable and accrued expenses	(834,419)	(494,798)	29,880

Net cash used in operating activities	(13,858,222)	(5,675,305)	(11,179,770)

Cash Flow from Investing Activities:
Purchase of marketable securities	(3,262,239)	(4,163,941)	(6,539,362)
Purchase of property, plant and equipment	(38,699,588)	(44,689,332)	(15,078,403)
Proceeds from the sale of marketable securities	4,466,821	6,517,227	13,379,048
Proceeds from the sale of equipment	19,184,740	–	–
Decrease (increase) in restricted cash	34,570,931	(52,080,603)	–
Capitalized interest paid on convertible notes	(5,688,430)	(3,273,187)	–
Other	(117,760)	(108,134)	(279,750)

Net cash provided by (used in) investing activities	10,454,475	(97,797,970)	(8,518,467)

Cash Flow from Financing Activities:
Net proceeds from issuance of convertible notes	–	98,430,066	–
Net proceeds from issuance of common shares	309,205	74,349,097	25,702,673
Extinguishment of convertible notes	(35,867)	–	–

Net cash provided by financing activities	273,338	172,779,163	25,702,673

Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(3,130,409)	69,305,888	6,004,436
Cash and cash equivalents - beginning of year	94,680,576	25,374,688	19,370,252

Cash and cash equivalents - end of year	$ 91,550,167	$ 94,680,576	$ 25,374,688

Supplemental Cash Flow Information

Non-cash investing activities:
Issuance of common shares as compensation	$ 2,704,659	$ 1,818,012	$ 747,075
Issuance of common shares to KSOP Plan	$ –	$ 497,600	$ 189,063

The accompanying notes are an integral part of the consolidated financial statements.

77 of 114

1. The Company and Significant Accounting Policies:

     The Company. Gold Reserve Inc. (the "Company") is a mining development company incorporated in 1998 under the laws of the Yukon Territory, Canada, and is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. The Company’s primary mineral asset, the Brisas Project, is a gold/copper deposit located in the Km 88 mining district of the State of Bolivar in southeastern Venezuela. The Company has no revenue producing mining operations at this time. All amounts shown herein are expressed in U.S. dollars unless otherwise noted.

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

     Certain U.S. holders of Gold Reserve Corporation elected, for tax reasons, to receive equity units in lieu of Gold Reserve Inc. Class A common shares. An equity unit is comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share. Each equity unit is substantially equivalent to a Class A common share and is immediately convertible into a Gold Reserve Inc. Class A common share, upon compliance with certain procedures. Equity units are not listed for trading on any stock exchange, but, subject to compliance with applicable federal, provincial and state securities laws, may be transferred. Unless otherwise noted, general references to common shares of the Company include Class A common shares and Class B common shares as a combined group.

     Presentation of Financial Statements and Consolidation. The consolidated financial statements contained herein have been prepared in accordance with accounting principles generally accepted in Canada, which as described in Note 18, differ in certain material respects from accounting principles generally accepted in the U.S.

      These consolidated financial statements include the accounts of the Company, Gold Reserve Corporation, two domestic subsidiaries, Great Basin Energies, Inc. (“Great Basin”) and MGC Ventures Inc. ("MGC Ventures"), four Venezuelan subsidiaries, two Barbadian subsidiaries and five Aruban subsidiaries which were formed to hold the Company’s interest in its foreign subsidiaries or for future transactions. All subsidiaries are wholly owned with the exception of Great Basin and MGC Ventures which are 45% and 44% owned, respectively. All intercompany accounts and transactions have been eliminated on consolidation. The Company’s policy is to consolidate those subsidiaries where control exists. See Note 10.

     Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. Cash and cash equivalents are designated as held-for-trading and recorded at fair value. The Company manages the exposure of its cash and cash equivalents to credit risk by diversifying its holdings into major Canadian and U.S. financial institutions and corporations

     Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property’s economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. The Company capitalizes those costs which are directly attributable to the Brisas Project including engineering, procurement and construction management, mine planning, environmental impact studies, drilling, assaying and interest. Costs related to staffing and maintenance of offices and facilities in Venezuela are charged to operations. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

     Property, Plant and Equipment. Property, plant and equipment are recorded at the lower of cost less accumulated depreciation. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset. Interest and financing costs incurred during the construction and development of qualifying assets are capitalized on an interest avoidance basis. The amount capitalized

78 of 114

during an accounting period is determined by applying an interest rate to the average amount of accumulated qualifying assets during the period. Adjustments increasing the carrying value of convertible notes upon remeasurement due to a change in estimated life are considered interest costs and are therefore eligible for capitalization. The Company’s qualifying assets include its costs of developing mining properties and constructing new facilities.

     Impairment of Long Lived Assets. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to fair value. Fair value is generally determined by discounting estimated cash flows, using quoted market prices where available or making estimates based on the best information available.

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

     In 2003, the Venezuelan government implemented foreign exchange controls which fixed the rate of exchange between Venezuelan Bolivars (Bs.) and the US dollar. In March of 2005, the rate was fixed at 2,150 Bs. to US $1.00. In October of 2005, the government enacted the Criminal Exchange Law which imposes sanctions on the exchange of Bs. with foreign currency unless the exchange is made by officially designated methods. The exchange regulations do not apply to transactions with certain securities denominated in Bs. which can be swapped for securities denominated in another currency effectively resulting in a parallel market for the Bolivar.

     Through 2006, the Company re-measured its Bolivar denominated transactions at the official exchange rate of Bs. 2,150/$. In 2007, based on new guidance from the AICPA’s International Practices Task Force (IPTF), the Company concluded that parallel market rate was the most appropriate rate to use to re-measure Bolivar transactions. Accordingly, in 2007 the Company began to use the average rate received in the parallel market to re-measure Bolivar transactions and at December 31, 2007, used the parallel rate to translate Bolivar denominated monetary items. On January 1, 2008 the Venezuelan government modified the currency, fixing the official exchange rate at 2.15 Bs. to US $1.00. In June 2008, due to an amendment to the Criminal Exchange Law, the IPTF reconsidered the issue of which exchange rate was the most appropriate to use. After consideration of the IPTF review and in the absence of definitive guidance, the Company continues to believe that it is most appropriate use the parallel rate to re-measure transactions and to translate Bs. denominated monetary items.

     Stock Based Compensation. The Company uses the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or, if earlier, upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Fair value of restricted stock issued as compensation is based on the grant date market value and expensed over the vesting period. The Company also maintains the Gold Reserve Director and Employee Retention Plan. Units granted under the plan become fully vested and payable upon a change of control. Each Unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater.

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

     Measurement Uncertainty. At December 31, 2008, nearly all of the Company's non-cash assets, including our primary mining asset, the Brisas Project, were located in Venezuela. Our operations in Venezuela are subject to the

79 of 114

effects of changes in legal, tax and regulatory regimes, national and local political issues, labor and economic developments, unrest, currency and exchange controls, import/export restrictions, government bureaucracy, corruption and uncertain legal enforcement. In May 2008, the Company received notification from the Venezuelan Ministry of environment of its decision to revoke the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project (the “Authorization to Affect”). As of the date of this report, the Company has not been able to confirm how the government wishes to proceed regarding the development of Brisas. Failure to obtain the Authorization to Affect or any future permit and/or authorization will result in the Company not being able to construct and operate Brisas. This issue or one or more of the other issues described herein or other factors beyond our control could adversely affect our operations and investment in Venezuela in the future.

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

     Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A and B common shares outstanding during each year, which is reduced by the common shares owned by Great Basin and MGC Ventures. In periods in which a loss is incurred, the effect of potential issuances of shares under options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same.

     Asset Retirement Obligations. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the same period as the underlying asset.

     Convertible Notes. Convertible notes are initially recorded at fair value and subsequently measured at amortized cost. The fair value is allocated between the equity and debt component parts based on their respective fair values at the time of issuance and recorded net of transaction costs. The equity portion of the notes is estimated using the residual value method. The fair value of the debt component is accreted to the face value of the notes using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense. Interest expense allocable to the qualifying cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

     Comprehensive Income. Comprehensive income includes net income or loss and other comprehensive income. Other comprehensive income may include unrealized gains and losses on available-for-sale securities, gains and losses on certain derivative instruments and foreign currency gains and losses from self sustaining foreign operations. The Company presents comprehensive income and its components in the consolidated statements of comprehensive loss.

     Financial Instruments. The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts payable, accrued expenses and convertible notes. Cash and cash equivalents are classified as held for trading and any changes in fair value are charged to the statement of operations. Marketable securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. Other financial liabilities are accounted for at cost or amortized cost.

2. Restatement and New Accounting Policies:

     The Company restated its 2007 financial statements upon the adoption of EIC 172, Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income. This abstract provides guidance on whether the tax benefit of tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale securities, should be recognized in net income or in other comprehensive income. Upon adoption effective September 30, 2008, EIC 172 was applied retrospectively with restatement of prior periods from January 1, 2007 resulting in a reclassification of $485,109 from the January 1, 2007 opening balance of accumulated other comprehensive income to accumulated deficit. Additionally,

80 of 114

$431,725, or $0.01 per share, of income tax benefit was reclassified from other comprehensive loss to net loss for the year ended December 31, 2007.

Accounting Policies adopted effective January 1, 2008:

     CICA Section 1535, Capital Disclosures. This Section establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company is required to disclose information that enables the users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital. Disclosures required by this standard are included in Note 5.

     CICA Section 3862, Financial Instruments – Disclosures. This Section requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Disclosures required by this standard are included in Note 4.

     CICA Section 3863, Financial Instruments – Presentation. This Section replaces existing requirements for presentation of financial instruments and non-financial derivatives. The purpose of this section is to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

     CICA Section 1400, General Standards of Financial Statement Presentation. An Amendment to this Section requires that management make an assessment of the Company’s ability to continue as a going concern. The Company’s adoption of the modifications of this Section had no effect on the reported financial results.

Future Accounting Policies:

     CICA Section 3064, Goodwill and Intangible Assets. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This section will apply to the Company’s annual and interim financial statements beginning in 2009 and is not expected to have a significant impact on the Company’s financial statements.

     CICA Section 1582, Business Combinations. This Section replaces Section 1581 and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company is currently evaluating the impact of this Section on its financial statements.

     CICA Section 1601, Consolidated Financial Statements. This section establishes standards for the preparation of consolidated financial statements and applies to financial reporting periods beginning on or after January 1, 2011. The Company is currently evaluating the impact of this Section on its financial statements.

     International Financial Reporting Standards (IFRS). In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that beginning in 2011 publicly listed companies will be required to use IFRS. The transition will be applied retroactively and will require the restatement of amounts reported during the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS, the financial impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	Cash and cash equivalents:

		2008	2007

Bank deposits		$ 85,925,019	$ 89,682,777
Money market funds		5,625,148	4,997,799

Total		$ 91,550,167	$ 94,680,576

     The above amounts exclude restricted cash of approximately $17.5 million and $52.1 million in 2008 and 2007 respectively. See note 13, Commitments. At December 31, 2008 and 2007, the Company had approximately $205,000 and $311,000 respectively, in Venezuela and banks outside Canada and the U.S.

81 of 114

4. Financial Instruments:

The fair values as at December 31, 2008 and 2007 along with the carrying amounts shown on the consolidated balance sheets for each classification of financial instrument are as follows:

		December 31, 2008		December 31, 2007
		Carrying	Fair	Carrying	Fair
	Classification	Amount	Value	Amount	Value

Cash and cash equivalents	held for trading	$ 91,550,167	$ 91,550,167	$ 94,680,576	$ 94,680,576
Restricted cash	held for trading	17,509,672	17,509,672	52,080,603	52,080,603
Marketable securities	available for sale	1,342,760	1,342,760	4,987,511	4,987,511
Derivative liability	held for trading	1,442,635	1,442,635
A/P and accruals	other financial liabilities	6,692,073	6,692,073	7,719,316	7,719,316
Accrued interest	other financial liabilities	236,848	236,848	237,188	237,188
Convertible notes	other financial liabilities	91,829,699	37,723,480	70,306,054	78,684,000

     Fair value estimates for marketable securities are made at the balance sheet date by reference to published price quotations in active markets. At December 31, 2008, the fair value of the convertible notes was estimated using an indicative valuation based on recent market information. At December 31, 2007, the fair value of the debt component of the convertible notes was estimated based on the net present value of the remaining future payments of interest and principal, discounted at the prevailing market interest rate.

     The Company is exposed to various risks including credit risk, liquidity risk, currency risk and interest rate risk as described below:

a)	Credit risk is the risk that a counterparty will fail to meet its obligations to the Company. The Company’s primary exposure to credit risk is through its cash and cash equivalents and restricted cash balances. The Company diversifies its cash holdings into major Canadian and U.S. financial institutions and corporations.

b)	Liquidity risk is the risk that an entity will encounter difficulty in meeting its obligations associated with its financial liabilities. The Company manages this risk by maintaining adequate cash balances through equity and debt offerings to meet its current and foreseeable obligations. The following table presents the Company’s payments due on accounts payable and accrued expenses and its undiscounted interest and principal payments due on its convertible notes, based on the estimate that the term of the notes will end on June 15, 2012. If the notes were to reach their contractual maturity date of June 15, 2022, additional interest payments would amount to $56.8 million over the additional ten year term of the notes.

		Payments due by Period

		Less than			More Than
	Total	1 Year	1-3 Years	4-5 Years	5 Years

A/P and accruals	$ 8,134,708	$ 8,134,708	–	–	–
Interest	19,895,260	5,684,360	$ 11,368,720	$ 2,842,180	–
Principal	103,352,000	–	–	103,352,000	–

Total	$ 131,381,968	$ 13,819,068	$ 11,368,720	$ 106,194,180	–

c)	The Company is subject to currency risk mainly due to its operations in Venezuela. Transactions denominated in foreign currency are exposed to exchange rate fluctuations which have an impact on the statement of operations. The Company’s cash, value added tax and other monetary assets and liabilities that are held in Venezuelan and Canadian currency are subject to fluctuations against the US dollar. A 10% weakening of those currencies against the US dollar would have increased (decreased) the Company’s net loss from the translation of foreign currency denominated financial instruments by the amounts shown below.

	2008	2007

Venezuelan Bolívar	$ 69,684	$ 70,498
Canadian dollar	(67,540)	(6,868)

Total	$ 2,144	$ 63,630

The Company limits the amount of currency held in non-U.S dollar accounts, but does not actively use derivative instruments to limit its exposure to fluctuations in foreign currency rates.

82 of 114

d)	The Company is subject to the risk that changes in market interest rates will cause fluctuations in the fair values of its financial instruments. Cash and cash equivalents earn floating market rates of interest. Other current financial assets and liabilities are generally not exposed to this risk because of their immediate or short-term maturity. The interest rate on the Company’s convertible notes is fixed and therefore the interest payments are not subject to changes in market rates of interest.

e)	The Company has certain contracts in which the amount payable is linked to the Company’s share price. A 10% change in the Company’s share price would result in a $211,391 change in the amount payable.

5. Capital Management:

     The capital structure of the Company consists of common shares and equity units, convertible notes, stock options, accumulated deficit, accumulated other comprehensive income and KSOP debt. The Company’s objectives when managing its capital are to:

a)	maintain sufficient liquidity in order to meet financial obligations including the costs of developing mining projects and servicing debt;

b)	safeguard the Company’s assets and its ability to continue as a going concern and

c)	maintain a capital structure that provides the flexibility to access additional sources of capital with minimal dilution to existing shareholders.

The Company manages its capital consistent with the objectives stated above and makes adjustments to its capital structure based on economic conditions and the risk characteristics of the underlying assets. The Company is in compliance with the covenants of its convertible notes. There were no changes to the Company’s capital management during 2008.

6.	Marketable securities:

		2008	2007

Fair value at beginning of year		$ 4,987,511	$ 5,643,862
Acquisitions		3,262,239	4,163,941
Dispositions, at cost		(4,709,874)	(5,182,623)
Realized (gain) loss on sale		243,053	(1,334,604)
Unrealized gain (loss)		(2,440,169)	1,696,935

Fair value at end of year		$ 1,342,760	$ 4,987,511

The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized. As of December 31, 2008 and 2007 marketable securities had a cost basis of $843,305 and $1,342,760, respectively.

83 of 114

7.	Property, plant and equipment:
			Accumulated
		Cost	Depreciation	Net

2008

United States
Furniture and office equipment		$ 485,036	$ (355,924)	$ 129,112
Leasehold improvements		35,633	(35,633)	–

		$ 520,669	$ (391,557)	$ 129,112

Venezuela

Property and mineral rights		$ 11,252,335		$ 11,252,335
Capitalized exploration costs		115,755,503		115,755,503
Machinery and equipment deposits		47,081,189		47,081,189
Buildings		756,282	(368,600)	387,682
Furniture and office equipment		602,476	(519,883)	82,593
Transportation equipment		636,187	(425,685)	210,502
Machinery and equipment		557,561	(323,999)	233,562

		176,641,533	(1,638,167)	175,003,366

Total		$ 177,162,202	$ (2,029,724)	$ 175,132,478

2007

United States
Furniture and office equipment		$ 468,976	$ (318,283)	$ 150,693
Leasehold improvements		35,633	(35,633)	–

		$ 504,609	$ (353,916)	$ 150,693

Venezuela

Property and mineral rights		$ 11,252,335		$ 11,252,335
Capitalized exploration costs		77,225,929		77,225,929
Machinery and equipment deposits		38,853,176		38,853,176
Buildings		751,791	(321,904)	429,887
Furniture and office equipment		592,777	(482,038)	110,739
Transportation equipment		688,829	(415,443)	273,386
Machinery and equipment		646,724	(318,199)	328,525

		130,011,561	(1,537,584)	128,473,977

Total		$ 130,516,170	$ (1,891,500)	$ 128,624,670

As a result of the Venezuelan Ministry of Environment’s decision to revoke the Authorization to Affect in May 2008, the Company reviewed the amounts related to the Brisas Project for potential impairment. Based on this analysis, the Company concluded that there was no impairment of these amounts as of December 31, 2008.

Machinery and equipment deposits include amounts paid for infrastructure and milling equipment either in the manufacturing stage or being stored by the manufacturer pending delivery to the project site.

84 of 114

8. KSOP Plan:

     The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. Unallocated shares are recorded as a reduction to shareholders’ equity. Allocation of common shares or cash contributions to participants’ accounts is at the discretion of the Company’s board of directors, subject to certain limitations. The value of the shares allocated is recorded in the statement of operations with a reduction of the KSOP debt account. The Company allocated shares or made cash contributions to eligible participants for the Plan years 2008, 2007 and 2006 valued at $269,679, $387,780, and $272,412, respectively. As of December 31, 2008, 22,246 common shares remain unallocated to plan participants.

9. Stock Based Compensation:

     The Company has two equity incentive plans; the 1997 Equity Incentive Plan (last amended in March 2006, the "1997 Plan") and the 2008 Venezuelan Equity Incentive Plan (approved by the shareholders in June 2008, the "Venezuelan Plan"). Both plans permit the grants of stock options, stock appreciation rights and restricted stock, or any combination thereof, and each shall be 10% of the Company’s outstanding shares, from time to time. The grants will be for terms up to ten years with vesting periods ranging from immediate to up to 3 years. As of December 31, 2008, there were a total of 48 participants in the plans.

     Insiders (officers and directors) of the Company and its subsidiaries are not eligible to participate in the Venezuelan Plan. Subsequent to shareholder approval in June 2008, 1,056,947 options previously granted to Venezuelan employees and consultants under the 1997 Plan were transferred to the Venezuelan Plan. The 1997 Plan remains available for insiders, employees and consultants of the Company.

     Combined share option transactions under both plans for the years ended December 31, 2008, 2007 and 2006 are as follows:

		2008		2007	2006

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Options outstanding at
beginning of year	4,445,139	$ 4.14	2,662,716	$ 3.36	3,148,844	$ 1.36
Options exercised	(162,133)	1.91	(228,577)	1.56	(1,823,295)	0.77
Options expired	(494,427)	4.36	(25,000)	0.82	(3,500)	4.14
Options forfeited	(84,000)	4.72	(45,000)	2.97	(50,833)	2.63
Options granted	1,303,352	0.29	2,081,000	4.79	1,391,500	4.47

Options outstanding at
end of year	5,007,931	$ 3.18	4,445,139	$ 4.14	2,662,716	$ 3.36

Options exercisable
at end of year	3,792,324	$ 3.70	3,054,857	$ 3.91	1,369,074	$ 2.52

Options available for
grant at end of year
under 1997 plan	1,793,750		1,169,464		1,503,913

Options available for
grant at end of year
under Venezuelan plan	4,722,177		–		–

		Price		Price		Price
		Range		Range		Range

Exercise price at end of year		$ 0.29 - $ 5.36		$ 0.72 - $ 5.45		$ 0.69 - $ 5.36
Exercise price of exercisable options		$ 0.29 - $ 5.36		$ 0.72 - $ 5.45		$ 0.69 - $ 4.65

85 of 114

The following table relates to stock options at December 31, 2008
					Weighted Average
		Weighted	Weighted		Exercise Price
Price	Number	Average Remaining	Average	Number	of Exercisable
Range	Outstanding	Contractual Life	Exercise Price	Exercisable	Options

$0.29 - $0.29	1,303,352	4.93	$0.29	434,442	$0.29
$0.87 - $1.89	476,500	1.72	$1.78	476,500	$1.78
$3.39 - $4.19	956,000	2.13	$3.97	956,000	$3.97
$4.29 - $4.62	476,500	2.75	$4.46	436,300	$4.48
$4.83 - $4.83	1,516,579	1.40	$4.83	1,210,082	$4.83
$5.07 - $5.36	279,000	2.91	$5.19	279,000	$5.19

$0.29 - $5.36	5,007,931	2.70	$3.18	3,792,324	$3.70

     The Company recorded compensation expense of $1,958,470, $4,724,120, and $1,390,776 for stock options granted during 2008, 2007 and 2006, respectively. The fair value of the options granted was calculated using the Black-Scholes model based on the following assumptions:

	2008	2007	2006

Weighted average risk free interest rate	1.55%	3.09%	4.63%
Expected life	4.5 years	2.29 years	3.0 years
Expected volatility	92%	81%	82%
Dividend yield	nil	nil	nil

     In addition to the equity incentive plans, the Company also maintains the Gold Reserve Director and Employee Retention Plan. Units granted under the plan become fully vested and payable upon a change of control. Each Unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. As of December 31, 2008, an aggregate of 1,732,500 unvested Units have been granted to directors, executive officers and affiliates of the Company and 315,000 Units have been granted to other participants. The value of these units, based on the grant date value of the Class A shares, was approximately $8.9 million.

10. Related Party Transactions:

     MGC Ventures. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of MGC Ventures. The Company owned 12,062,953 common shares of MGC Ventures at December 31, 2008 and 2007, which represented 44% and 46%, respectively of its outstanding shares. The Company believes it has control over MGC Ventures due to the combined shareholdings of the Company and its officers and directors. MGC Ventures owned 258,083 common shares of the Company at December 31, 2008 and 2007. In addition, MGC Ventures owned 280,000 common shares of Great Basin at December 31, 2008 and 2007. During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

     Great Basin. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of Great Basin. The Company owned 15,661,595 common shares of Great Basin at December 31, 2008 and 2007, which represented 45% and 46%, respectively of its outstanding shares. The Company believes it has control over Great Basin due to the combined shareholdings of the Company and its officers and directors. Great Basin owned 491,192 common shares of the Company at December 31, 2008 and 2007. Great Basin also owned 170,800 common shares of MGC Ventures at December 31, 2008 and 2007. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

86 of 114

11.	Income Tax:

		2008	2007	2006

	Current income tax expense (benefit)	$ (9,969)	$ 458,573	$ 521,803
	Future income tax expense (benefit)	747,019	(431,725)	–

		$ 737,050	$ 26,848	$ 521,803

     Income tax expense differs from the amount that would result from applying Canadian tax rates to net loss before taxes. These differences result from the items noted below:

	2008	2007	2006

Income tax (benefit) based on Canadian tax rates	$ (5,601,776)	$ (4,063,993)	$ (2,194,680)
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	(544,744)	–	–
Non-deductible expenses	1,461,477	2,302,523	912,805
Change in valuation allowance and other	5,422,093	1,788,318	1,803,678

	$ 737,050	$ 26,848	$ 521,803

     No current income tax benefit has been recorded by the parent company for the three years ended December 31, 2008. The Company’s Venezuelan subsidiaries are not subject to Venezuelan income tax during the development stage and accordingly have not paid or accrued any income tax during the three years ended December 31, 2008. Current income tax is related to two of the Company’s U.S. subsidiaries which earned net income in 2007 and 2006. Future income tax relates to unrealized gains and losses on available-for-sale securities.

     The Company has recorded a valuation allowance to reflect the estimated amount of the future tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for future tax assets may be reduced in the near term if the Company’s estimate of future taxable income changes. The components of the Canadian and U.S. future income tax assets and liabilities as of December 31, 2008 and 2007 were as follows:

	Future Tax Asset

	2008	2007

Accounts payable and accrued expenses	$ 214,995	$ 229,449
Property, plant and equipment	(13,635)	(13,730)

Total temporary differences	201,360	215,719
Net operating loss carry forward	18,953,227	14,823,106
Capital loss carry forward	82,638	–
Alternative minimum tax credit	19,871	19,871

Total temporary differences, operating losses
and tax credit carry forwards	19,257,096	15,058,696
Valuation allowance	(19,257,096)	(15,058,696)

Net deferred tax asset	$ –	$ –

87 of 114

At December 31, 2008, the Company had the following U.S. and Canadian tax loss carry forwards and tax credits:

	U.S.	Canadian	Expires

Regular tax net operating loss:	$ 688,808	412,699	2009
	341,750	927,609	2010
	645,622	–	2011
	1,424,144	–	2012
	–	1,410,783	2014
	–	1,758,375	2015
	1,386,674	–	2018
	1,621,230	–	2019
	665,664	–	2020
	896,833	–	2021
	1,435,774	–	2022
	1,806,275	–	2023
	2,760,522	–	2024
	3,680,288	–	2025
	4,622,825	2,135,074	2026
	6,033,603	3,962,420	2027
	4,360,823	14,930,132	2028

	$ 32,370,835	$ 25,537,092

Alternative minimum tax net operating loss:	$ 660,271	–	2009
	304,472	–	2010
	618,845	–	2011
	1,399,529	–	2012

	$ 2,983,117	–

88 of 114

12. Segmented Financial Information:

The Company has one operating segment, which is the exploration and development of mineral properties. Segmented financial information by geographic region is as follows:

	U.S./Canada	Venezuela	Consolidated
2008

Other income	$ 2,444,772	$ –	$ 2,444,772
Depreciation	50,053	174,018	224,071
Net loss after tax	$ 15,075,179	$ 4,650,942	$ 19,726,121

Identifiable assets
Property, plant and equipment, net	$ 129,112	$ 175,003,366	$ 175,132,478
General corporate assets	110,951,216	1,530,820	112,482,036

Total identifiable assets	$ 111,080,328	$ 176,534,186	$ 287,614,514

2007 (restated, Note 2)

Other income	$ 6,499,084	$ –	$ 6,499,084
Depreciation	39,447	139,664	179,111
Net loss after tax	$ 7,222,819	$ 4,756,949	$ 11,979,768

Identifiable assets
Property, plant and equipment, net	$ 150,693	$ 128,473,977	$ 128,624,670
General corporate assets	151,750,970	1,523,263	153,274,233

Total identifiable assets	$ 151,901,663	$129,997,240	$ 281,898,903

2006

Other income	$ 8,252,058	$ –	$ 8,252,058
Depreciation	31,814	115,984	147,798
Net loss after tax	$ 3,110,063	$ 3,866,682	$ 6,976,745

Identifiable assets
Property, plant and equipment, net	$ 126,337	$ 73,517,558	$ 73,643,895
General corporate assets	28,054,737	2,917,089	30,971,826

Total identifiable assets	$ 28,181,074	$ 76,434,647	$ 104,615,721

Net loss and identifiable assets of each segment are those that are directly identified with those geographic locations.

13. Commitments:

     In mid 2007, we commenced procurement efforts with the assistance of SNC-Lavalin and placed orders for the gyratory crusher, pebble crushers, SAG and ball mills and related processing equipment, mill motors, and other equipment for the Brisas Project. In November 2008, we sold a portion of this equipment recovering $19.2 million in deposits and reducing our future commitment by $21.9 million while incurring a $1.3 million loss. As of December 31, 2008, the Company has equipment commitments totaling $75.1 million and has made payments on these orders of $44.7 million. In connection with a portion of these commitments, the Company opened an irrevocable standby letter of credit with a Canadian chartered bank providing security on the performance of obligations. As of December 31, 2008 and 2007, the Company had restricted cash of $17.5 million and $52.1 million, respectively as required by this letter of credit. The $34.6 million reduction of restricted cash during 2008 was the result of $19.7 million of payments on the Company’s obligations and a $14.9 million refund of collateral related to the sale of a portion of the equipment.

89 of 114

14. Shareholder Rights Plan:

     The Company instituted a shareholder rights plan (the "Rights Plan") in 1999. Since the original approval by the Shareholders, the Rights Plan and the Rights Plan Agreement have been amended and continued from time to time. In March 2006, the shareholders approved certain amendments to the Plan including continuing the Shareholder Rights Plan until June 30, 2009. In December 2008, the Company’s Board of Directors amended the Rights Plan by extending the definition of "Permitted Bid" to include a bid by an entity which has confidential information about the Company that has executed a confidentiality and standstill agreement within three months prior to the commencement of the bid. The Rights Plan is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Rights Plan is designed to give the board of director’s time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company’s outstanding shares without complying with the "permitted bid" provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time.

15. Common Shares and Equity Units:

     During 2008, the Company issued 162,133 shares at an average price of $1.91 per share upon exercise of stock options and 1,311,125 shares at an average price of $2.06 per share as compensation. In addition, 584,863 equity units were converted to Class A common shares.

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

     In May 2006, the Company closed a public offering of 3,335,000 Class A common shares of the Company, representing aggregate net proceeds to the Company of approximately US $24.6 million. In 2006, in addition to the shares issued in the public offering, 1,761,109 shares were issued upon exercise of stock options, 100,000 shares were issued to the KSOP and 163,875 shares were issued as compensation. On November 4, 2006 the company amended the terms of 2,680,500 Class A common share purchase warrants which had been set to expire on November 6, 2006. The amendments, which were subject to shareholder approval, increased the exercise price of the warrants from Canadian $6.50 to Canadian $6.55 and extended the expiry date of the warrants to July 31, 2007. None of the warrants were exercised prior to expiration. In addition, 24,921 equity units were converted to Class A common shares.

16. Convertible Notes:

     In May 2007, the Company issued $103,500,000 aggregate principal amount of its 5.50% Senior subordinated convertible notes. The notes are unsecured, bear interest at a rate of 5.50% annually, pay interest semi-annually in arrears and are due on June 15, 2022. The notes are convertible into Class A common shares of the Company at the initial conversion rate, subject to adjustment, of 132.626 shares per $1,000 principal amount (equivalent to a conversion price of $7.54) . Upon conversion, the Company will have the option, unless there has occurred and is then continuing an event of default under the Company’s indenture, to deliver common shares, cash or a combination of common shares and cash for the notes surrendered. Canadian accounting standards require the Company to allocate the notes between their equity and debt component parts based on their respective fair values at the time of issuance. The liability component was computed by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated equity component. The equity portion of the notes was estimated using the residual value method at approximately $29 million, net of issuance costs. The fair value of the debt component is accreted to the face value of the notes using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense. The expected life of the notes is an estimate and is subject to change, if warranted by facts and circumstances related to the potential early redemption of the notes by either the Company or the holders. Interest and accretion expense allocable to the qualifying cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use. The Company capitalized interest and accretion expense totaling $27.3 million and $4.2 million during 2008 and 2007, respectively.

90 of 114

     At December 31, 2008, the Company revised its estimate of the expected life of the notes to June 15, 2012 and adjusted the carrying value accordingly. The adjusted carrying value was calculated by computing the present value of estimated future interest and principal payments at the original effective interest rate. As a result of this change, the carrying value of the notes increased by approximately $20.5 million with a corresponding increase in capitalized interest and accretion.

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

     During 2008, $148,000 face value of convertible notes were converted for cash or repurchased by the Company. At December 31, 2008, the fair value of the convertible notes was estimated at $37.7 million based on recent market information. At December 31, 2007, the fair value of the debt component of the convertible notes was estimated to be $78.7 million based on the net present value of the remaining future payments of interest and principal, discounted at the prevailing market interest rate.

17. Takeover defense and Litigation:

     On December 15, 2008, Rusoro Mining Ltd. (“Rusoro”) commenced an unsolicited offer to acquire all of the outstanding shares and equity units of the Company in consideration for three shares of Rusoro for each Company share or equity unit. On December 16, 2008, the Company filed an action in the Ontario Superior Court of Justice against Rusoro and Endeavour Financial International Corporation ("Endeavour") seeking an injunction restraining Rusoro and Endeavour from proceeding with Rusoro’s unsolicited offer, significant monetary damages, and various other items.

     On February 10, 2009, the Ontario Superior Court of Justice granted an interlocutory injunction restraining Rusoro from proceeding with any hostile takeover bid to acquire the shares of the Company until the conclusion and disposition at trial of the action commenced by the Company. The injunction was granted by the Court following a motion by the Company on the basis that Rusoro had access to or benefited from the use of the Company’s confidential information as a result of Rusoro’s relationship with Endeavour. The Court also issued an interlocutory injunction restraining Endeavour from having any involvement with a hostile takeover bid for the Company. The Court further required that Rusoro, Endeavour and their agents return to the Company both all the confidential information of the Company and also anything produced from that confidential information and pay the court costs. Following the issuance of the interlocutory injunctions, Rusoro withdrew its unsolicited offer to acquire the outstanding shares and equity units of the Company.

     On February 15, 2009, Rusoro and Endeavour both served a motion with the Ontario Superior Court of Justice seeking permission to appeal to the Divisional Court the February 10, 2009 order that was granted against them. The Company will oppose these motions which are scheduled to be heard in Toronto on April 2, 2009. If the motions for permission to appeal are granted, then a hearing on the appeal would be held at a later time by the Divisional Court. The legal action commenced December 16, 2008 by the Company is ongoing.

     As of December 31, 2008, costs associated with the takeover defense and litigation amounted to $5.4 million. A portion of these costs relates to contracts which require payment based on the consideration paid to the Company in the event of a transaction or, in the event of a successful defense, the consideration that would have been paid had a transaction been completed. These contracts are considered to be derivative instruments or to contain embedded derivatives because the amounts payable are linked to the Company’s share price and accordingly they are accounted for at fair value with unrealized gains and losses recorded in income until completion of the terms of the contracts.

91 of 114

18. Differences Between Canadian and U.S. GAAP:

     The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in Canada, which differ in certain respects from GAAP in the United States. The effect of the principal measurement differences between U.S. and Canadian GAAP are summarized below.

Consolidated Summarized Balance Sheets

	Canadian GAAP	Change	U.S. GAAP

2008

Assets
Current assets	$ 94,015,929	$ –	$ 94,015,929
Property, plant and equipment, net C,D,E	175,132,478	(63,488,627)	111,643,851
Other assets	18,466,107	–	18,466,107

	$ 287,614,514	$ (63,488,627)	$ 224,125,887

Liabilities
Convertible notes D	$ 91,829,699	$ 7,931,563	$ 99,761,262
Other liabilities	10,678,379	–	10,678,379

	$ 102,508,078	$ 7,931,563	$ 110,439,641

Shareholders’ equity
Common shares & equity units B	247,501,272	(5,698,031)	241,803,241
Equity component of convertible notes D	28,774,221	(28,774,221)	–
Less, common shares & equity units
held by affiliates	(636,267)	–	(636,267)
Contributed surplus F	–	5,171,603	5,171,603
Stock options B	9,428,802	4,434,753	13,863,555
Accumulated deficit A,B,C,E	(100,180,541)	(46,724,109)	(146,904,650)
Accumulated other comprehensive income A	329,640	169,815	499,455
KSOP debt	(110,691)	–	(110,691)

	185,106,436	(71,420,190)	113,686,246

	$ 287,614,514	$ (63,488,627)	$ 224,125,887

Canadian GAAP (restated, Note 2)		Change	U.S. GAAP

2007

Assets
Current assets	$ 100,320,659	$ –	$ 100,320,659
Property, plant and equipment, net C,D,E	128,624,670	(42,965,187)	85,659,483
Other assets	52,953,574	–	52,953,574

	$ 281,898,903	$ (42,965,187)	$ 238,933,716

Liabilities
Convertible notes D	$ 70,306,054	$ 28,270,191	$ 98,576,245
Other liabilities	10,272,040	–	10,272,040

	$ 80,578,094	$ 28,270,191	$ 108,848,285

Shareholders’ equity
Common shares & equity units B	244,295,503	(5,506,126)	238,789,377
Equity component of convertible notes D	28,784,710	(28,784,710)	–
Less, common shares & equity units
held by affiliates	(636,267)	–	(636,267)
Contributed surplus F	–	5,171,603	5,171,603
Stock options B	7,662,237	4,242,848	11,905,085
Accumulated deficit A,B,C,E	(80,454,420)	(47,275,827)	(127,730,247)
Accumulated other comprehensive income A	1,779,737	916,834	2,696,571

92 of 114

KSOP debt	(110,691)	–	(110,691)

	201,320,809	(71,235,378)	130,085,431

	$ 281,898,903	$ (42,965,187)	$ 238,933,716

Consolidated Summarized Statements of Operations

	2008	2007	2006

Net Loss under Canadian GAAP	$ (19,726,121)	$ (11,979,768)	$ (6,976,745)
Interest expense E	(224,139)	(1,416,347)
Additional gain on settlement of debt D	28,838
Income tax A	747,019	(431,725)

Net loss under U.S. GAAP	(19,174,403)	(13,827,840)	(6,976,745)

Other comprehensive income (loss)
Unrealized gain (loss) on available-
for-sale securities: A
Holding gain (loss) arising during period	(2,440,169)	2,005,468	3,378,903
Reclassification adjustment for (gain)
loss included in net loss	243,053	(1,334,604)	(5,466,100)

Total comprehensive loss under
U.S. GAAP	$ (21,371,519)	$ (13,156,976)	$ (9,063,942)

Basic and diluted net loss per share
under U.S. GAAP	$ (0.34)	$ (0.28)	$ (0.18)

Consolidated Summarized Statements of Cash Flows

	2008	2007	2006

Cash flow used by operating activities
under Canadian GAAP	$ (13,858,222)	$ (5,675,305)	$ (11,179,770)
Cash paid for interest E	(214,729)	(1,267,851)

Cash flow used in operating activities
under U.S. GAAP	$ (14,072,951)	$ (6,943,156)	$ (11,179,770)

Cash flow (used) provided by investing
activities under Canadian GAAP	$ 10,454,475	$ (97,797,970)	$ (8,518,467)
Cash paid for interest E	214,729	1,267,851

Cash flow provided by (used in) investing
activities under U.S. GAAP	$ 10,669,204	$ (96,530,119)	$ (8,518,467)

A	Effective September 30, 2008, the Company adopted EIC 172, which requires that the tax benefit of tax loss carryforwards recognized to offset unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale securities, be recognized in net income (loss).
EIC 172 was applied retrospectively with restatement of prior periods from January 1, 2007. Under US GAAP, the tax benefit is recorded in other comprehensive income.

93 of 114

B	For U.S. GAAP purposes, the Company adopted SFAS 123R, "Accounting for Stock Based Compensation" effective January 1, 2006. SFAS
123R requires the use of the fair value method of accounting for stock based compensation. This standard is substantially consistent with the revised provisions of CICA 3870, which was adopted by the Company for Canadian GAAP effective January 1, 2004. For U.S.GAAP, the
Company applied the modified prospective method of adoption included in SFAS 123R which requires that the company expense the fair value of all unvested and new grants on a prospective basis beginning January 1, 2006. In 2005, for U.S. GAAP purposes, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion
No.25, "Accounting for Stock Issued to Employees." Under Opinion No. 25, when the exercise price of certain stock options is amended, these options are accounted for as variable compensation from the date of the effective Repricing. Under this method, following the repricing date, compensation expense is recognized when the quoted market value of the Company’s common shares exceeds the amended exercise price.
Should the quoted market value subsequently decrease, a recovery of a portion, or all of the previously recognized compensation expense will be recognized. The Company has not amended the exercise price of any stock options since 2001.
C	Under Canadian GAAP, the Company capitalizes mineral property exploration and development costs after proven and probable reserves have been established. The Company also capitalizes costs on properties where it has found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. Under US GAAP, exploration and development costs incurred on properties where mineralization has not been classified as a proven and probable reserve under SEC rules are expensed as incurred. Accordingly, certain costs are capitalized for Canadian GAAP purposes but expensed under US GAAP.
D	In 2007, the company issued $103,500,000 aggregate principal amount of convertible notes. As described in note 16, under Canadian GAAP these notes are allocated between their equity and debt component parts. The debt component is accreted to the face value of the notes with the resulting interest expense charged to mineral property costs. Under US GAAP, the notes are classified as a liability net of issuance costs and accreted to face value over the term ending on the first put date of the notes.
E	The Company capitalizes interest on its convertible notes on an interest avoidance basis. The amount capitalized during an accounting period is determined by applying an interest rate to the average amount of accumulated qualifying assets during the period. The Company’s qualifying assets include its costs of developing mining properties and constructing new facilities. The amount capitalized under US GAAP differs from the amount capitalized under Canadian GAAP due to the difference in the amount of qualifying mineral property costs which have been accumulated under the two sets of accounting principles. (See "C" above)
F	In 2003 and 2004, the Company completed equity offerings consisting of common shares and common share purchase warrants. For Canadian
GAAP purposes the proceeds from the offerings were recorded as common shares. For US GAAP purposes a value was assigned to the warrants and recorded as a separate element of stockholders’ equity. Warrants that expired unexercised were subsequently recorded as contributed surplus.

New Accounting Standards

     SFAS 159, Fair Value Option. In February 2007, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115." SFAS No. 159 provides companies with an option to measure, at specified election dates, financial instruments and certain other items at fair value that are not currently measured at fair value. For those items for which the fair value option is elected, unrealized gains and losses will be recognized in earnings for each subsequent reporting period. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This standard was effective beginning January 1, 2008. The Company did not elect to measure any items at fair value that were not already measured at fair value and accordingly, this standard did not impact our financial statements.

     SFAS 162, Hierarchy of Generally Accepted Accounting Principles. The FASB issued this standard in May 2008. SFAS162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. Adoption of this standard did not materially impact our financial statements.

     SFAS 141R, Business Combinations. In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combination". SFAS No. 141 (R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and non-controlling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of this standard on its financial statements.

     SFAS 160, Noncontrolling interests in Consolidated Financial Statements. In December 2007, the FASB issued SFAS No. 160, “Noncontrolling interests in Consolidated Financial Statements”. The objective of this standard is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards related to noncontrolling or minority interest. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of this standard on its financial statements.

94 of 114

     SFAS 161, Disclosures about Derivative Instruments and Hedging Activities. In March 2008, the FASB issued SFAS No. 1610, “Disclosures about Derivative Instruments and Hedging Activities”. This statement requires enhanced disclosures about an entity’s derivative and hedging activities, including the objectives for using derivative instruments in terms of underlying risk and accounting designation, thereby improving the transparency of financial reporting. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of this standard on its financial statements.

Other disclosures under U.S. GAAP:

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

      In September 2006, FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures. The standard does not require any new fair value measurements but applies to fair value measurements already required. In December 2007, the FASB issued SFAS 157-b, which provided for a one-year deferral of the implementation of SFAS 157 for non-financial assets and liabilities. The Company adopted SFAS 157 effective January 1, 2008 for financial assets and liabilities that are carried at fair value. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions.

	Fair value
	December 31, 2008	Level 1	Level 2	Level 3

Available for sale securities	$ 1,342,760	$ 1,342,760	–	–
Derivative liabilities	1,442,635	–	$ 1,442,635	–
Convertible notes	$ 37,723,480	–	$ 37,723,480	–

Additional Balance Sheet disclosure - U.S. GAAP

			2008	2007

Accounts payable		$ 7,276,859		$ 6,675,630
Accrued expenses			857,849	1,043,686

Accounts payable and accrued expenses		$ 8,134,708		$ 7,719,316

95 of 114

Development Stage Enterprise

In August of 1992, the Company acquired the Brisas Project. Beginning in 1993, the Company decided to focus its efforts on the development of Brisas thereby meeting the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7 (FAS 7), Accounting and Reporting by Development Stage Enterprises. The following additional information is required under FAS 7:

Consolidated Summarized Statements of Operations - U.S. GAAP
For the period from January 1, 1993 to December 31, 2008

Other income						$ (32,131,495)
Mineral property exploration and development						39,505,080
General & administrative expense						58,920,735
Other expense						74,685,502

Deficit accumulated during the development stage
from January 1, 1993 to December 31, 2008						140,979,822

Accumulated deficit, December 31, 1992						5,924,828

Accumulated deficit, December 31, 2008						$ 146,904,650

Consolidated Summarized Statements of Cash Flows - U.S. GAAP
For the period from January 1, 1993 to December 31, 2008

Cash used by operating activities					$ (105,268,959)
Cash used by investing activities						(106,812,108)
Cash provided by financing activities						302,002,382

Net increase in cash and cash equivalents for the period
from January 1, 1993 to December 31, 2008						89,921,315
Cash and cash equivalents at December 31, 1992						1,628,852

Cash and cash equivalents at December 31, 2008						$ 91,550,167

Additional Shareholders’ Equity disclosure - U.S. GAAP
For the period from January 1, 1993 to December 31, 2008

					Shares					Compre-
	Common Shares and Equity Units Issued				and units	Contrib-	Value	Value	Accum-	hensive
	Issue	Common	Equity		held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

Balance, December 31, 1992		8,875,862	$ 8,290,819		$ (70,944)				$ (5,924,828)		$ (50,000)
Stock issued for cash
Private placement	4.12	2,530,000		10,413,976
Exercise of options	1.34	300,000		401,000
Exercise of warrants	3.52	5,037		17,749
Stock issued for services	3.89	12,552		48,851
Net loss									(5,495,061)
Change in KSOP debt											5,000
Reduction of shareholders’
equity due to change in
subsidiaries’ minority interest				(25,050)

Balance, December 31, 1993		11,723,451		19,147,345	(70,944)				(11,419,889)		(45,000)

96 of 114

					Shares					Compre-
	Common Shares and Equity Units Issued				and units	Contrib-	Value	Value	Accum-	hensive
	Issue	Common	Equity		held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

Stock issued for cash
Private placement	9.82	2,000,000		19,630,530
Exercise of options	2.32	295,967		687,494
Exercise of warrants	6.07	2,134,250		12,962,750
Stock issued for services	5.50	6,000		33,000
Stock issued to KSOP	6.19	20,000		123,760
Stock issued for
litigation settlement	6.15	2,750,000		16,912,500
Value attributed to warrants
issued in litigation settlement				800,000
Net loss									(26,297,415)
Increase in common stock
held by affiliates					(433,332)
Effect of change in accounting
For investments										108,425
Decrease in unrealized gain on
available-for-sale securities										(29,408)
Change in KSOP debt											(103,760)
Reduction of shareholders’
equity due to change in
subsidiaries’ minority interest				(843,986)

Balance, December 31, 1994		18,929,668		69,453,393	(504,276)				(37,717,304)	79,017	(148,760)
Stock issued for cash
Exercise of options	2.74	167,835		460,162
Stock issued to KSOP	5.60	50,000		280,195
Stock issued for minority
interest in subsidiaries	7.43	1,329,185		9,882,028
Net loss									(3,847,605)
Increase in common stock
held by affiliates					(924,289)
Increase in unrealized gain on
available-for-sale securities										6,943
Change in KSOP debt											(187,949)
Reduction of shareholders’
equity due to change in
subsidiaries’ minority interest				(6,924)

Balance, December 31, 1995		20,476,688		80,068,854	(1,428,565)				(41,564,909)	85,960	(336,709)
Stock issued for cash
Exercise of options	5.37	497,623		2,673,988
Exercise of warrants	10.52	1,729,500		18,202,500
Net loss									(7,908,701)
Decrease in unrealized gain on
available-for-sale securities										(83,210)
Change in KSOP debt											150,001
Addition to shareholders’
equity due to change in
subsidiaries’ minority interest				7,436

Balance, December 31, 1996		22,703,811		100,952,778	(1,428,565)				(49,473,610)	2,750	(186,708)

97 of 114

					Shares					Compre-
	Common Shares and Equity Units Issued				and units	Contrib-	Value	Value	Accum-	hensive
	Issue	Common	Equity		held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

Stock issued for cash
Exercise of options	5.75	124,649		716,716
Stock issued to KSOP	5.02	89,683		450,000
Net loss									(10,918,111)
Increase in unrealized gain on
available-for-sale securities										8,250
Change in KSOP debt											(436,152)

Balance, December 31, 1997		22,918,143		102,119,494	(1,428,565)				(60,391,721)	11,000	(622,860)
Stock issued for cash
Exercise of options	1.90	223,624		425,883
Stock issued to KSOP	3.00	50,000		150,000
Net loss									(5,147,658)
Change in shares held
by affiliates				(1,034,323)	1,025,234
Decrease in unrealized gain (loss)
on available-for-sale securities										(22,625)
Change in KSOP debt											208,089

Balance, December 31, 1998		23,191,767		101,661,054	(403,331)				(65,539,379)	(11,625)	(414,771)
Stock issued for cash
Exercise of options	1.19	12,500		14,899
Stock issued for services	0.84	70,000		58,760
Stock issued to KSOP	1.13	300,000		337,500
Stock retired	3.02	(1,629)		(4,915)
Net loss									(4,499,321)
Net common shares exchanged
for equity units		(1,584,966)	1,584,966
Decrease in unrealized loss on
available-for-sale securities										(328,618)
Change in KSOP debt											230,352

Balance, December 31, 1999		21,987,672	1,584,966	102,067,298	(403,331)				(70,038,700)	(340,243)	(184,419)
Stock issued for services	0.55	70,000		38,688
Net loss									(2,807,648)
Equity units exchanged
for common shares		138,570	(138,570)
Increase in unrealized gain on
available-for-sale securities										437,875
Change in KSOP debt											99,310

Balance, December 31, 2000		22,196,242	1,446,396	102,105,986	(403,331)				(72,846,348)	97,632	(85,109)

98 of 114

					Shares					Compre-
	Common Shares and Equity Units Issued				and units	Contrib-	Value	Value	Accum-	hensive
	Issue	Common	Equity		held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

Stock issued for cash
Exercise of options	0.78	5,500		4,285
Stock issued for services	0.75	20,000		15,000
Stock issued to KSOP	0.47	300,000		140,640
Net loss									(2,258,191)
Change in common stock
held by affiliates					(271,267)
Equity units exchanged
for common shares		133,380	(133,380)
Increase in unrealized gain on
available-for-sale securities										62,368
Change in KSOP debt											1,322

Balance, December 31, 2001		22,655,122	1,313,016	102,265,911	(674,598)				(75,104,539)	160,000	(83,787)
Stock issued for cash
Exercise of options	0.72	18,000		12,960
Stock issued for services	0.85	100,000		85,200
Stock issued to KSOP	0.67	200,000		134,000
Variable plan accounting
for options							1,162,804
Net loss									(4,170,926)
Equity units exchanged
for common shares		23,036	(23,036)
Decrease in unrealized gain on
available-for-sale securities										(118,816)
Change in KSOP debt											19,003

Balance, December 31, 2002		22,996,158	1,289,980	102,498,071	(674,598)		1,162,804		(79,275,465)	41,184	(64,784)
Stock issued for cash
Private placement	1.96	4,042,000		7,888,508
Exercise of options	0.74	400,000		294,605
Stock issued for services	5.06	60,000		303,600
Stock issued to KSOP	1.28	200,000		256,000
Value assigned to
warrants issued								1,730,641
Variable plan accounting
for options							7,704,726
Net loss									(11,412,062)
Equity units exchanged
for common shares		52,100	(52,100)
Increase in unrealized gain on
available-for-sale securities										3,072,941
Change in KSOP debt											(39,568)

Balance, December 31, 2003		27,750,258	1,237,880	111,240,784	(674,598)		8,867,530	1,730,641	(90,687,527)	3,114,125	(104,352)

99 of 114

					Shares					Compre-
	Common Shares and Equity Units Issued				and units	Contrib-	Value	Value	Accum-	hensive
	Issue	Common	Equity		held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

Stock issued for cash
Private placement	3.61	5,361,000		19,337,034
Exercise of warrants	4.28	21,100		90,211
Exercise of options	0.89	373,954		333,310
Stock issued for services	4.13	54,000		223,012
Stock issued to KSOP	3.41	75,000		255,750
Value assigned to
warrants issued								3,682,447
Variable plan accounting
for options							(791,643)
Assigned value of
exercised warrants				18,069				(18,069)
Net loss									(10,359,891)
Equity units exchanged
for common shares		80,483	(80,483)
Decrease in unrealized gain on
available-for-sale securities										(70,147)
Change in KSOP debt											(971)

Balance, December 31, 2004		33,715,795	1,157,397	131,498,170	(674,598)		8,075,887	5,395,019	(101,047,418)	3,043,978	(105,323)
Stock issued for cash
Exercise of warrants	4.33	260,900		1,129,905
Exercise of underwriter
compensation options	3.00	202,100		605,468
Exercise of underwriter
compensation warrants	4.32	70,735		305,645
Exercise of options	1.00	573,030		571,326
Stock issued for services	2.92	251,350		733,232
Stock issued to KSOP	3.45	75,000		258,971
Net loss									(5,878,244)
Variable plan accounting
for options							(2,285,698)
Assigned value of
exercised warrants				223,416				(223,416)
Assigned value of
expired warrants						1,489,156		(1,489,156)
Equity units exchanged
for common shares		47,377	(47,377)
Increase in unrealized gain on
available-for-sale securities										1,068,926
Change in KSOP debt											21,103

Balance, December 31, 2005		35,196,287	1,110,020	135,326,133	(674,598)	1,489,156	5,790,189	3,682,447	(106,925,662)	4,112,904	(84,220)

100 of 114

					Shares					Compre-
	Common Shares and Equity Units Issued				and units	Contrib-	Value	Value	Accum-	hensive
	Issue	Common	Equity		held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

Stock issued for cash
Public offering	7.37	3,335,000		24,574,077
Exercise of options	0.64	1,761,109		1,128,596
Stock issued for services	4.56	163,875		747,075
Stock issued to KSOP	1.89	100,000		189,063
Net loss									(6,976,745)
Decrease in shares held
by affiliates				159,724	38,331
Fair value of options							1,390,776
Assigned value of
expired warrants						3,682,447		(3,682,447)
Equity units exchanged
for common shares		24,921	(24,921)
Decrease in unrealized gain on
available-for-sale securities										(2,087,197)
Change in KSOP debt											83,349

Balance, December 31, 2006		40,581,192	1,085,099	162,124,668	(636,267)	5,171,603	7,180,965	-	(113,902,407)	2,025,707	(871)
Stock issued for cash
Public offering	5.38	13,762,300		74,015,131
Exercise of options	1.49	223,442		333,966
Stock issued for services	4.61	394,000		1,818,012
Stock issued to KSOP	4.98	100,000		497,600
Net loss									(13,827,840)
Fair value of options							4,724,120
Increase in unrealized gain on
available-for-sale securities										670,864
Change in KSOP debt											(109,820)

Balance, December 31, 2007		55,060,934	1,085,099	238,789,377	(636,267)	5,171,603	11,905,085	-	(127,730,247)	2,696,571	(110,691)
Stock issued for cash
Exercise of options	1.91	162,133		309,205
Stock issued for services	2.06	1,311,125		2,704,659
Net loss									(19,174,403)
Fair value of options							1,958,470
Equity units exchanged
for common shares		584,863	(584,863)
Decrease in unrealized gain on
available-for-sale securities										(2,197,116)

Balance, December 31, 2008		57,119,055	500,236	$241,803,241	$(636,267)	$5,171,603	$13,863,555	- $(146,904,650)		$499,455	$(110,691)

101 of 114

Item 19. Exhibits

Exhibits. The following exhibits are filed as part of this report.

Exhibit
Number	Exhibit

12.1	Certificate of Gold Reserve Inc. Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certificate of Gold Reserve Inc. Vice President-Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of Gold Reserve Inc. Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certificate of Gold Reserve Inc. Vice President-Finance pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Consent of PricewaterhouseCoopers LLP

99.2	Consent of Pincock Allen & Holt

99.3	Consent of Marston and Marston, Inc.

The following exhibits previously filed are incorporated by reference herein.

Exhibit
Number	Exhibit

1.0	Restated Articles of Incorporation of the Company. Filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein.

1.1	Bylaws of the Company. Filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein.

2.0	Agreement and Plan of Merger, dated as of October 5, 1998, by and among Gold Reserve Corporation (predecessor issuer), Gold Reserve Inc. (successor issuer) and GR–Merger Corp. Filed as Annex I to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein.

2.1	Exchange Agreement by and among Gold Reserve Corporation, the Company, TranSecurities International, Inc. and Holders of Unit Shares, dated November 17, 1998. Filed as Exhibit 4.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein.

2.2	Form of Certificate for the Company’s Class A common shares. Filed as Exhibit 4.4 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein.

2.3	Form of Certificate for the Unit Share. Filed as Exhibit 4.5 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein.

4.0	Form of Change in Control Agreement. Filed as Exhibit 4.0 to the Company’s Annual Report (File No. 000-30102) filed with the SEC on May 9, 2003 and incorporated by reference herein.

8.0	Subsidiaries of Registrant. Filed as Exhibit 21 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein.

9.0	Executive Summary–Brisas Project Feasibility Study, dated January 2005. Filed on Form 6-K (File No. 001-31819) with the SEC on February 14, 2005 and incorporated by reference herein.

Signatures

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GOLD RESERVE INC.

By: s/ Rockne J. Timm	By: s/ Robert A. McGuinness

Rockne J. Timm, its Chief Executive Officer	Robert A. McGuinness, its Vice President of Finance,
March 30, 2009	Chief Financial Officer, and its Principal Financial
and Accounting Officer
March 30, 2009

102 of 114

Glossary of Significant Terms

Certain terms used throughout this report are defined below.

alfarjeta	A right to a property, similar to a concession, except that the area of the land parcel is insufficient in size to be designated a concession.
alluvial	1) Used to identify unconsolidated or clay-like materials deposited over time by moving water. 2) Used to describe a strata of material that constitutes a concession, i.e. relating to the Brisas alluvial concession.
andesite	A volcanic rock of intermediate composition. It is fine-grained and contains
55% to 60% silica.
assay	An analysis performed on a rock sample to determine its metal content.
Authorization to Affect	Authorization for the Affectation of Natural Resources for the Construction of
Infrastructure and Services Phase of the Brisas Project.
ball mill	A steel cylinder partially filled with steel balls into which crushed ore is fed.
The ball mill is rotated, causing the balls to cascade and grind the ore.
Bankable Feasibility Study	An analysis to determine the economic viability of the Brisas Project mineralization done in accordance with industry standards in sufficient detail for a financial institution to provide financing for the Brisas Project.
batholith	A mass of igneous rock with a surface area greater than 100 square kilometers.
Bolivar	The basic monetary unit of the Republic of Venezuela. In January 2008
Venezuela introduced a new currency, the "strong Bolívar," intended to simplify the denominations by removing three zeros from the current currency thereby fixing the rate at 2.15 Strong Bolivars or 2,150 Bolivars per one U.S. dollar.
breccia	A clastic rock in which angular fragments are surrounded by a fine-grained matrix or minerals cement.
BRISAS	Compania Aurifera Brisas del Cuyuni, C.A., a Venezuelan corporation and the subsidiary of the Company that owns the Brisas property.
Brisas alluvial concession	The mining title granted to BRISAS by the Ministry of Energy and Mines
(predecessor to the Ministry of Basic Industries and Mines) to explore and commercially develop and exploit gold contained in alluvial material on the
Brisas property.
Brisas hardrock concession	The mining title granted to BRISAS by the Ministry of Energy and Mines
(predecessor to the Ministry of Basic Industries and Mines) to commercially develop and mine gold, copper and molybdenum contained in the veta or vein material on the Brisas property.
Brisas Property or Project	The Brisas Property or Project consists of the Brisas alluvial concession, the
Brisas hardrock concession beneath the alluvial concession, applications for other mineralization (primarily nominal values of silver) contained in these concessions, and contracts and concessions for mineralization and infrastructure use on land parcels contiguous to the existing concessions.
Choco 5 Property…	Grass-roots exploration target leased from Minerven, a subsidiary of CVG.
concentrate	A finely ground product of the milling process, containing a high percentage of valuable metal, which is typically sent to a smelter for further processing.
concession	A privilege, license or mining title granted by MIBAM to explore and, if warranted, produce minerals from a specified property.
Corporación Venezolana de
Guayana (CVG)	A Venezuelan government-owned entity formed to foster industrial development and to explore and develop mineral resources in the Guayana region of
Venezuela, including the State of Bolivar.
cyanidation	A method of extracting gold or silver from a crushed or ground ore by dissolving it in a weak cyanide solution.

103 of 114

dilution	Waste rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the average grade of the ore processed.
dip	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.
environmental and social impact
study (ESIA)	A report, compiled prior to a production decision that examines the effects of proposed mining activities on the natural surroundings.
equator principles	A financial industry benchmark for determining, assessing and managing social and environmental risk in project financing.
feasibility study	A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.
flotation	A process for concentrating minerals based on the selective adhesion of certain minerals to air bubbles in a mixture of water and ground up ore. When the right chemicals are added to a frothy water bath of ore that has been ground to the consistency of talcum powder, the minerals will float to the surface. The metal rich flotation concentrate is then skimmed off the surface.
gold equivalent	Gross value of copper at a stated value per pound divided by the gross price of gold at a stated value per ounce.
Gold Reserve de Venezuela
C.A. (GLDRV)	A Venezuelan corporation and a foreign subsidiary of the Company. GLDRV owns 100% of the shares of Compania Aurifera Brisas del Cuyuni, C.A. and was organized in September 1992 to manage the exploration and future development activities on the Brisas property.
grade	The relative quantity or the percentage of ore-mineral content in a mineralized body, i.e. grams of gold per tonne or percent of copper per tonne.
gravity separation	Recovery of gold from crushed rock or gravel using gold’s high specific gravity to separate it from the lighter material.
hardrock	Solid rock underlying an alluvial deposit. Also referred to as bedrock.
hectare	A metric measurement of area equivalent to 10,000 square meters or 2.47 acres.
igneous	Rocks formed by the cooling and solidifying of magma.
Imataca Forest Reserve	A 3.6 million hectare area of tropical forest located in the State of Bolivar in
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

104 of 114

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
relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when material is mined.
mineralization	The presence of minerals in a specific area or geological formation.
Ministry of Environment
(MinAmb)	Venezuelan governmental entity, which exercises supervisory jurisdiction over the environment, formerly the Ministry of Environment and Renewable and
Natural Resources. (MARN)
Ministry of Basic Industries
and Mines (MIBAM)	Venezuelan governmental entity, which until early 2005 was previously referred to as the Ministry of Energy and Mines (MEM), which exercises supervisory jurisdiction over the Brisas Project and the Company's activities thereon.

Minerven	A mining company wholly-owned by CVG.

molybdenum	An element (Mo), usually in the form of molybdenite, primarily used in alloys and lubricants.
NI 43-101	National Instrument 43-101 – Canadian Securities Administrators’ Standards of
Disclosure for Mineral Projects.
open pit	A mine that is entirely on surface. Also referred to as an open-cut or open-cast mine.

105 of 114

Precambrian	All geologic time before 570 million years ago.
Preliminary feasibility study	A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.
Probable mineral reserve…
Probable (Indicated) Reserves…	Consolidated Ontario Securities Act ("CSA") NI 43-101
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
adequately spaced. The degree of assurance, although lower than that for proven
(measured) reserves, is high enough to assume continuity between points of observation.
Proterozoic	That part of the Precambrian time represented by rocks in which traces of life appear or the younger part of Precambrian time.

Proven (Measured) Reserves…	NI 43-101
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
and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-
established.

reclamation	The restoration of a site after mining or exploration activity is completed.
recovery	The percentage of valuable metal in the ore that is recovered by metallurgical treatment.
SAG Mill…	SAG is an acronym for Semi-Autogenous Grinding, and applies to mills that utilize steel balls in addition to large rocks for grinding.
stock	An igneous body smaller than a batholith with a subcircular section.
stratabound	Used to describe mineral deposits that are restricted to a single stratagraphic unit.
strataform…	Mineral deposits whose geometry is similar to that of its host rock.
strike	The direction, or bearing from true north, of a vein or rock formation measured along a horizontal line on the surface of the vein or rock.

106 of 114

strip ratio	The tonnage of non-mineralized waste material removed to allow the mining of one tonne of ore in an open pit. Also referred to as waste-to-ore ratio.
tailings	The material removed from the milling circuit after separation of the valuable metals.
troy ounce	Unit of weight measurement used for all precious metals. The familiar 16 ounce avoirdupois pound equals 14.583 troy ounces.
vein	A sheet-like or tabular discordant mineralized body formed by complete or partial infilling of a fracture or fault within a rock.
veta	(1) Used to describe veins of mineralization and/or deeper, hardrock mineralization, (2) used to describe a strata of material that constitutes a concession, i.e., relating to the Brisas hardrock concession.

CONVERSION FACTORS:	1 Troy ounce =			31.1034 Grams
	1 Tonne		=	1.1023 Short tons or 2204.6 Pounds
	1 Hectare			= 2.4711 Acres
	1 Kilometer		=	0.6214 Miles
	1 Meter		=	3.28084 Feet
SYMBOLS:	Au	=	Gold
	Cu	=	Copper
	gpt	=	Grams per tonne
	kt	=	Thousand tonnes
	Au Eq	= Gold equivalent

107 of 114

Exhibit 12.1 – Certification of Gold Reserve Inc. Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Rockne J. Timm, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Gold Reserve Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 30, 2009	s/ Rockne J Timm

Rockne J. Timm,
Chief Executive Officer

108 of 114

Exhibit 12.2 – Certification of Gold Reserve Inc. Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

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

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 30, 2009	s/ Robert A. McGuinness

Robert A. McGuinness,
Vice President-Finance & CFO

109 of 114

Exhibit 13.1 – Certification of Gold Reserve Inc. Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Gold Reserve Inc. on Form 20-F for the year ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof, I, Rockne J. Timm, Chief Executive Officer of Gold Reserve Inc., certify to my knowledge, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Annual Report on 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Annual Report on Form 20-F fairly presents, in all material respects, the financial condition and result of operations of Gold Reserve Inc.

s/ Rockne J. Timm Rockne J. Timm Chief Executive Officer March 30, 2009

110 of 114

Exhibit 13.2–	Certification of Gold Reserve Inc. Chief Financial Officer pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Gold Reserve Inc. on Form 20-F for the year ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof, I, Robert A. McGuinness, Vice President-Finance & CFO of Gold Reserve Inc., certify to my knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Annual Report on 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Annual Report on Form 20-F fairly presents, in all material respects, the financial condition and result of operations of Gold Reserve Inc.

s/ Robert A. McGuinness Robert A. McGuinness Vice President-Finance & CFO March 30, 2009

111 of 114

Exhibit 99.8 – Consent of Independent Accountants

We hereby consent to the inclusion in this Annual Report on Form 20-F of Gold Reserve Inc. and to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-152883, File No. 333-152882 and File No. 333-145770) of Gold Reserve Inc. of our report dated March 30, 2009, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of Gold Reserve Inc., which appears in Gold Reserve Inc.’s Annual Report on Form 20-F.

s/	PRICEWATERHOUSECOOPERS, LLP
Chartered Accountants
Vancouver, British Columbia

March 30, 2009

112 of 114

Exhibit 99.9 – Consent of Pincock, Allen & Holt

Pincock, Allen & Holt hereby consent to the reference to this firm in the Annual Report on Form 20-F of Gold Reserve Inc. filed with the Securities and Exchange Commission on or about March 27, 2009. We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-152883, File No. 333-152882 and File No. 333-145770) of Gold Reserve Inc. of the reference to this firm, which appears in this Form 20-F. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

s/	PINCOCK, ALLEN & HOLT, INC.
MARCH 27, 2009

113 of 114

Exhibit 99.10 – Consent of Marston & Marston, Inc.

Marston & Marston, Inc. does hereby consent to the reference to this firm in the Annual Report on Form 20-F of Gold Reserve Inc. filed with the Securities and Exchange Commission on or about March 27, 2009. We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-152883, File No. 333-152882 and File No. 333-145770) of Gold Reserve Inc. of the reference to this firm, which appears in this Form 20-F. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

s/	MARSTON & MARSTON, INC.
MARCH 27, 2009

114 of 114