Form 40-F
period 2012-12-31
GOLD RESERVE INC
filed 2013-03-25
CIK 1072725

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012                                             Commission File Number:  001-31819

GOLD RESERVE INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Yukon, Canada (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Code Number)	N/A (I.R.S. Employer Identification Number)

926 West Sprague Avenue, Suite 200, Spokane, Washington 99201   (509) 623-1500

(Address and telephone number of Registrant’s principal executive offices)

Rockne J. Timm,

926 West Sprague Avenue, Suite 200, Spokane, Washington, 99201   (509) 623-1500

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common shares, no par value per share Preferred Share Purchase Rights	TSX Venture Exchange ("TSXV") OTC Markets QB ("GDRZF")

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  Class A common shares, no par value per share: 72,241,473 - Equity Units, no par value per share: 500,236

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").  If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.   ☐   Yes   82-_____     ☒   No

Form 40-F – Page 1

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☒   Yes     ☐   No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒   Yes     ☐   No

Explanatory note

Gold Reserve Inc. (the "Company") is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F.  The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the U.S. Securities Act of 1933, as amended (the "Securities Act").  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

CAUTIONARY NOTE REGARDING differences in united states and
canadian reporting practices

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States.  Commencing in 2011, the Company changed its basis of accounting and financial reporting used to prepare its financial statements, which are filed with this Annual Report on Form 40-F, from Canadian GAAP to U.S. GAAP.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information presented or incorporated by reference herein contains both historical information and "forward-looking statements" (within the meaning of the relevant sections of Section 27A of the Securities Act of 1933, as amended (the "Securities Act")  and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "forward-looking information" within the meaning of applicable Canadian securities laws, that state the Company’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements".

In this Form 40-F, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein and many of which are outside its control. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: the arbitration proceedings under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID"), against the Bolivarian Republic of Venezuela ("Respondent") seeking compensation in the arbitration for all of the loss and damage resulting from Venezuela’s wrongful conduct (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)) (the "Brisas Arbitration"), actions by the Venezuelan government, economic and industry conditions influencing the future sale of the Brisas Project (an advanced -stage gold and copper mining project located in Bolivar State, Venezuela) related equipment, conditions or events impacting the Company’s ability to fund its operations or service its debt, and the overall impact of misjudgments in the course of preparing forward-looking information.

Form 40-F – Page 2

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements. The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•         outcome of the Company’s arbitration against the Bolivarian Republic of Venezuela;

•         continued servicing or restructuring of the Company’s convertible notes or other obligations as they come due;

•         equity dilution resulting from the conversion of the convertible notes in part or in whole to common shares;

•         value realized from the disposition of the remaining Brisas Project related assets;

•         competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations;

•         corruption, uncertain legal enforcement and political and social instability;

•         regulatory, political and economic risks associated with foreign jurisdictions including changes in laws and legal regimes;

•         currency, metal prices and metal production volatility;

•         adverse U.S. and Canadian tax consequences;

•         abilities and continued participation of certain key employees;

•         prospects for exploration and development of other mining projects by the Company; and

•         risks normally incident to the exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. See "Risk Factors" for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company’s affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on the Company’s website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to the Company’s disclosure obligations under applicable U.S and Canadian securities regulations.  Investors are urged to read the Company’s filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

CURRENCY

Unless otherwise indicated, all references to "$", U.S. $ or "U.S. dollars" in this Annual Report on Form 40-F refer to U.S. dollars and references to "Cdn$" or "Canadian dollars" refer to Canadian dollars.  The 12 month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last three years equaled 1.0006, 1.0112 and 0.9707, respectively, and the exchange rate at the end of each such period equaled 1.0042, 0.9835 and 0.9991, respectively.

Annual Information Form. The Company’s Annual Information Form for the fiscal year ended December 31, 2012 is included herein as Exhibit 99.1

Form 40-F – Page 3

AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements. The Company’s audited consolidated financial statements for the fiscal year ended December 31, 2012, including the report of the auditors with respect thereto, is included herein as Exhibit 99.2.

Management’s Discussion and Analysis. Management’s discussion and analysis, for the fiscal year ended December 31, 2012 is included herein as Exhibit 99.3.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 40-F.  Based on that evaluation, the Company’s management, including the chief executive officer and chief financial officer, concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 40-F to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Annual Report on Internal Control over Financial Reporting for the fiscal year ended December 31, 2012 is included herein as Exhibit 99.2

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2012, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15d-15(f) under the Exchange Act).

AUDIT COMMITTEE

The Board of Directors (the " Board") has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements.  As at the date of the Annual Report, the following individuals comprise the entire membership of the Company’s Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

Chris Mikkelsen                   Patrick McChesney             Jean Charles Potvin.

The Company’s Audit Committee’s Charter can be found on the Company’s website at www.goldreserveinc.com in the Investor Relations section under "Governance."

Form 40-F – Page 4

Independence. The Board has made the affirmative determination that all members of the Audit Committee are "independent" pursuant to the criteria outlined by the Canadian National Instrument 52-110 - Audit Committees and Rule 10A-3 of the Exchange Act.

Audit Committee Financial Expert. Mr. Mikkelsen is a Certified Public Accountant ("CPA") and shareholder in McDirmid, Mikkelsen, Secrest PS, a large local CPA practice in Spokane, WA.  Mr. McChesney is a financial executive for an automotive sales group and has served in similar positions for a number of other companies.  Mr. Potvin is a director and President of Flemish Gold Corp., has an MBA-Finance degree and was an investment analyst at Burns Fry Ltd for 13 years.

The Board has determined that Mr. Mikkelsen is an "audit committee financial expert," as defined under Item 8(a) of General Instruction B to Form 40-F.  The SEC has indicated that the designation of Mr. Mikkelsen as an audit committee financial expert does not make Mr. Mikkelsen an "expert" for any purpose, impose any duties, obligations or liabilities on Mr. Mikkelsen that are greater than those imposed on other members of the Audit Committee and Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

CODE OF ETHICS

The Company has adopted a Code of Ethics and Conduct that is applicable to all its directors, officers and employees.  The Code of Ethics contains general guidelines for conducting the business of the Company. The Code was amended and approved by the Board effective March 24, 2006.  There have been no waivers to this Code since its inception.  The Company intends to disclose future amendments to, or waivers from, certain provisions of the Code on the Company’s website within five business days following the date of such amendment or waiver.  A copy of the Code of Ethics and Conduct can be found on the Company’s website at www.goldreserveinc.com in the Investor Relations section under "Governance."  The Company believes that its Code of Ethics and Conduct constitutes a "code of ethics" as defined by the SEC.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. The aggregate fees billed for each of the last two fiscal years for professional services rendered by PwC for the audit of the registrant’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for 2012 and 2011 were $116,850 and $108,904, respectively.

Audit-Related Fees. The aggregate fees billed in each of the last two fiscal years for assurance and related services rendered by PwC that were connected with the Company’s quarterly reports and securities filing documents not otherwise reported under "Audit Fees" above for 2012 and 2011 were $38,651 and $29,770, respectively.

Tax Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by PwC for tax planning, compliance and return preparation services for 2012 and 2011 were $6,128 and $8,100, respectively.

All Other Fees.  None.

Audit Committee Services Approval Policy

The Company’s Audit Committee is responsible for the oversight of its independent auditor’s work and pre-approves all services provided by PwC.  Audit Services and Audit-Related Services rendered in connection with the annual financial statements and quarterly reports are presented to and approved by the Audit Committee typically at the beginning of each year. Audit-Related Services other than those rendered in connection with the quarterly reports and Tax services provided by PwC are typically approved individually during the Committee’s periodic meetings or, on an as-needed basis. The Audit Committee’s Chair is authorized to approve such services in advance on behalf of the Committee with such approval reported to the full Audit Committee at its next meeting.  The Audit Committee sets forth its pre-approval and/or confirmation of services authorized by the Audit Committee Chair in the minutes of its meetings.

Form 40-F – Page 5

OFF-BALANCE SHEET ARRANGEMENTS

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, and expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2012:

                                             Payments due by Period

                                                                                               Less than                                                                       More Than

Contractual Obligations1, 2                  Total                      1 Year                  1-3 Years            3-5 Years               5 Years

Convertible notes                              $26,357,000                            $ -            $25,315,000                            $ -              $1,042,000

Interest                                                  2,687,078                1,449,635                   864,928                   114,620                   257,895

Total                                                  $29,044,078              $1,449,635            $26,179,928                $114,620              $1,299,895

1         Includes $25,315,000 principal amount of 5.50% convertible notes due June 29, 2014 and $1,042,000 principal amount of 5.50% convertible notes due June 15, 2022. The notes pay interest semi-annually and subject to certain conditions, may be converted into Class A common shares of the Company, redeemed or repurchased. The amounts shown above include the interest and principal payments due unless the notes are converted, redeemed or repurchased prior to their due date.

2         The amount recorded as convertible notes in the audited consolidated balance sheet as of December 31, 2012 is comprised of the $19.0 million carrying value (face value $25.3 million) of Modified Notes issued pursuant to the restructuring transaction described herein and the face value $1.0 million of Old Notes held by Other Note Holders who declined to participate in the Restructuring. The $19.0 million carrying value of Modified Notes will be accreted to face value of $25.3 million using the effective interest rate method over the expected life of the notes (estimated to be the maturity date of June 29, 2014), with the resulting charge recorded as interest expense. See Management’s Discussion and Analysis and Note 12 to the audited consolidated financial statements.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

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

Consent to Service of Process. The Company previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process on May 7, 2007 with respect to the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GOLD RESERVE INC.

By: s/ Robert A. McGuinness

        Robert A. McGuinness, its Vice President of Finance,

        Chief Financial Officer, and its Principal Financial and Accounting Officer

        March 25, 2013

Form 40-F – Page 6

EXHIBIT INDEX

Exhibit

Number         Exhibit

99.1                Annual Information Form

99.2                Audited Consolidated Financial Statements

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

99.8                Consent of Independent Accountants

Form 40-F – Page 7

Exhibit 99.1 – Annual Information Form

GOLD RESERVE INC.

ANNUAL INFORMATION FORM

For The Year Ended December 31, 2012

As filed on March 25, 2013

Exhibit 99.1    Annual Information Form - Page 1

TABLE OF CONTENTS

Introductory Notes

Cautionary Statement Regarding Forward-Looking Statements and Information

Corporate Structure

General Development and Description of the Business

Risk Factors

Properties

Dividends and Distributions

Description of Capital Structure

Market for Securities

Prior Sales

Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer

Directors and Officers

Audit Committee Information

Conflicts of Interest

Legal Proceedings and Regulatory Actions

Interest of Managament and Others in Material Transactions

Transfer Agents and Registrars

Material Contracts

Interests of Experts

Exhibit 99.1    Annual Information Form - Page 2

Introductory Notes

The Company

In this Annual Information Form, the terms "we," "us," "our," "Gold Reserve" and the "Company" refer to Gold Reserve Inc. and its consolidated subsidiaries and affiliates, unless the context requires otherwise.

Gold Reserve, an exploration stage company, is engaged in the business of acquiring, exploring and developing mining projects. The Company was incorporated in 1998 under the laws of the Yukon Territory, Canada and is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. The Company has only one operating segment, the exploration and development of mineral properties.

In February 1999 each Gold Reserve Corporation shareholder exchanged its shares for an equal number of Gold Reserve Inc. Class A Common shares except in the case of certain U.S. holders who for tax reasons elected to receive equity units (each an "Equity Unit")  in lieu of Gold Reserve Inc. Class A common shares. Each Equity Unit comprises one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share and is substantially equivalent to a Class A common share. General references to common shares of the Company include Class A common shares and Equity Units as a group.

The Company’s recent activities have included: obtaining a working interest in the La Tortuga project (the "La Tortuga Property"), establishing the local operating entity and commencing related exploration (See Note 7 to the audited consolidated financial statements); concluding the redemption and restructuring of the Company’s convertible notes (See Note 12 to the audited consolidated financial statements); pursuing the Company’s plan to regain compliance with the NYSE-MKT (the "NYSE" or "Exchange") continued listing standards which was denied by the Exchange on March 7, 2013; pursuing the Brisas Arbitration claim against Venezuela as well as continued efforts to reach a settlement. (See Note 3 to the audited consolidated financial statements); and defending and ultimately settling litigation related to a breach of fiduciary responsibility during the course of the 2008 unsolicited takeover bid (See Note 13 to the audited consolidated financial statements).

The Company has no commercial production at this time and, as a result, the Company has not recorded revenue or cash flows from mining operations and continues to experience losses from operations, a trend it expects to continue unless and until the dispute regarding the Brisas Project is resolved favorably to the Company and/or it acquires or invests in an alternative project, such as the La Tortuga Property, which results in positive results from operations.

Historically the Company has financed its operations through the issuance of common stock, other equity securities and convertible debt. The timing of any such new investment or transaction if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the collection, if any, of an award or settlement related to the Brisas Arbitration, sale of remaining equipment originally slated for the Brisas Project, the timing of the redemption or maturity of the outstanding convertible notes and/or future financings, if any.

The Company currently employs 20 individuals. The Company's Class A common shares are listed for trading on the TSX Venture Exchange (the "TSXV") and the OTCQB under the symbol "GRZ.V" and "GDRZF", respectively.

The Company’s registered agent is Austring, Fendrick, & Fairman, The Drury Building, 3801 Third Avenue, Whitehorse, Yukon, Y1A 4Z7. Telephone and fax numbers for the Company’s registered agent are 867.668.4405 and 867.668.3710, respectively. The Company’s administrative office is located at 926 West Sprague Avenue, Suite 200, Spokane, WA   99201, U.S.A. and its telephone and fax numbers are 509.623.1500 and 509.623.1634, respectively.

Financial Reporting

The Company maintains its accounts in U.S. dollars and prepares its financial statements in accordance with United States generally accepted accounting principles (U.S. GAAP). The audited consolidated financial statements of the Company for December 31, 2012 are incorporated by reference in this Annual Information Form and are available for review under the Company's profile at www.sedar.com and www.sec.gov. All information in this Annual Information Form is as of March 22, 2013, unless otherwise noted.

Currency

Unless otherwise indicated, all references to "$", U.S. $ or "U.S. dollars" in this Annual Information Form refer to U.S. dollars and references to "Cdn$" or "Canadian dollars" refer to Canadian dollars.  The 12 month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last three years equaled 1.0006, 1.0112 and 0.9707, respectively, and the exchange rate at the end of each such period equaled 1.0042, 0.9835 and 0.9991, respectively.

Exhibit 99.1    Annual Information Form - Page 3

Cautionary Statement Regarding Forward-Looking Statements AND INFORMATION

The information presented or incorporated by reference in this document contains both historical information and "forward-looking statements" within the meaning of the relevant sections of Section 27A of the Securities Act of 1933, as amended (the "Securities Act")  and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "forward-looking information" within the meaning of applicable Canadian securities laws, that may state the Company’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements".

In this Annual Information Form, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: the Brisas Arbitration, actions by the Venezuelan government, economic and industry conditions influencing the future sale of the Brisas Project related equipment, conditions or events impacting the Company’s ability to fund its operations or service its debt, and the overall impact of misjudgments in the course of preparing forward-looking information.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out above, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements. The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•         outcome of the Company’s arbitration against the Bolivarian Republic of Venezuela;

•         continued servicing or restructuring of the Company’s convertible notes or other obligations as they come due;

•         equity dilution resulting from the conversion of the convertible notes in part or in whole to common shares;

•         value realized from the disposition of the remaining Brisas Project related assets;

•         competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations;

•         corruption, uncertain legal enforcement and political and social instability;

•         regulatory, political and economic risks associated with foreign jurisdictions including changes in laws and legal regimes;

•         currency, metal prices and metal production volatility;

•         adverse U.S. and Canadian tax consequences;

•         abilities and continued participation of certain key employees;

•         prospects for exploration and development of other mining projects by the Company; and

•         risks normally incident to the exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. See "Risk Factors" for additional risk factors that could cause results to differ materially from forward-looking statements.

Exhibit 99.1    Annual Information Form - Page 4

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company’s affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on the Company’s website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to the Company’s disclosure obligations under applicable Canadian and U.S. securities regulations.  Investors are urged to read the Company’s filings with Canadian and U.S. securities regulatory agencies, which can be viewed online at www.sedar.com  and www.sec.gov, respectively.

Corporate Structure

The Company conducts its business primarily through subsidiary companies which are all wholly-owned. The following table lists the names of the subsidiaries, the Company's ownership in each subsidiary, and each subsidiary's jurisdiction of incorporation or organization.

Subsidiary	Ownership	Domicile
Gold Reserve Corporation	100%	Montana USA
Gold Reserve de Barbados Ltd	100%	Barbados
Gold Reserve de Venezuela, CA	100%	Venezuela
Compania Aurifera Brisas del Cuyuni, CA	100%	Venezuela
GR El Choco Limited	100%	Barbados
GRI Minerales El Choco CA	100%	Venezuela
Montoro Mining Ltd	100%	Yukon
Minera Gold Reserve, S.A. de C.V	100%	Mexico
Compania Minera Unicornio C.A	100%	Venezuela

GENERAL Development and description of the BUSINESS

Gold Reserve, an exploration stage company, is engaged in the business of acquiring, exploring and developing mining projects. During the course of the last three completed financial years, the Company has dedicated its management resources to: ongoing activities related to the review and assessment of other mining properties resulting in the acquisition of a working interest in the La Tortuga Property; the marketing and sale of remaining assets previously purchased for the Brisas Project; implementing the Company’s plan to regain compliance with the NYSE-MKT (the “NYSE”) continued listing standards; restructuring the Company’s convertible notes; and defending and ultimately settling the litigation related to a breach of fiduciary responsibility during the course of the 2008 unsolicited takeover bid. Since the Company filed its arbitration claim in 2009, the Company has also been largely focused on pursuing the Brisas Arbitration, including efforts to reach a fair settlement with Venezuela.

Exploration Prospects

In April 2012 the Company entered into an Option Agreement with Soltoro Ltd. ("Soltoro") whereby Soltoro granted Gold Reserve the right to earn an undivided 51% interest in the La Tortuga Property located in Jalisco State, Mexico (the "Soltoro Agreement"). The Soltoro Agreement allows the Company to acquire an undivided 51% interest by making an aggregate $650,000 in option payments to Soltoro as well as expending $3 million on the property over 3 years. At completion of the earn-in a joint venture agreement will be formalized. The Company may subsequently exercise an option to acquire an additional 9% interest in the La Tortuga Property for $2,000,000. Upon signing, the Company made an initial $50,000 option payment and at the end of July 2012 the Company made an additional $100,000 option payment to Soltoro. La Tortuga is an 11,562 hectare property being investigated for its base and precious metal potential with occurrences of copper and gold mineralization over 49 square kilometers, including iron oxide copper gold deposits, copper porphyries and epithermal gold and/or base metal veining.

During 2012 and 2011 the Company incurred and separately reported approximately $0.9 million and $1.3 million, respectively, in exploration expense which excludes indirect costs during the same periods of similar magnitude that are recorded as general and administrative expenses and expended in support of our evaluation, exploration and acquisition activities and establishment of our Mexican subsidiary to satisfy regulatory matters in Mexico.

                In addition to several corporate employees providing assistance to our exploration activities, the Company has 11 employees working directly on the La Tortuga project, as well as a number of drilling and other contracted services personnel. Direct employees are expected to increase to over 30 people in 2013 as the exploration program advances. The Company’s 2013 current exploration program, which management expects to substantially complete in 2013 subject to the availability of subcontractors and the addition of qualified new employees, is estimated to cost $3.5 million. The overall objective of the exploration plan is intended to obtain a more comprehensive database on the property.

Exhibit 99.1    Annual Information Form - Page 5

Exchange Listings

In June and November 2011, the NYSE and the Toronto Stock Exchange (the "TSX"), respectively, concluded that the Company "no longer complied" with its listing rules due to the expropriation of Brisas Project and thereby advised the Company that they intended to delist the Company’s common shares.  The Company appealed both notifications.

With regard to the Company’s appeal to the TSX, the TSX determined the Company’s plan was not sufficiently advanced to allow additional time to regain compliance, which resulted in the removal of the Company’s common shares from the TSX to the TSXV on February 1, 2012.

With regard to the Company’s appeal to the NYSE, the Company was permitted to enter into a plan of compliance, but ultimately did not meet a key term of the plan.  Even though the Company believes it regained compliance with the NYSE continued listing standards on an overall basis, the NYSE again sent written notice of intent to file a delisting application in January 2013.  The Company appealed again and an oral hearing with an independent panel was held on February 28, 2013.  The NYSE notified the Company that its appeal had been denied on March 7, 2013, and subsequently suspended the Company’s common shares at the close of market on March 14, 2013. As of the date hereof, the Company shares continue to trade on the TSXV and the OTCQB under the symbol "GRZ.V" and "GDRZF", respectively.

Convertible Notes Restructuring

In May 2007, the Company issued $103,500,000 aggregate principal amount of senior subordinated convertible notes ("Old Notes"), of which $102,347,000 remained outstanding prior to June 15, 2012. Old Notes with a face value of $1,153,000 were previously settled in cash or repurchased by the Company in the open market at a total cost of approximately $452,000. Such Old Notes included interest at a rate of 5.50% annually, paid semi-annually in arrears and originally matured on June 15, 2022.

On May 16, 2012, the Company notified the holders of Old Notes, as required by the Indenture governing such notes (the "Indenture"), that they had the right to require the Company to purchase all or a portion of their Old Notes on June 15, 2012 and that, pursuant to a negotiated agreement with the largest note holders, the Company would pay, in cash, any such notes validly surrendered. On June 15, 2012, pursuant to the put option provided in the Indenture (the "Put Option"), holders of Old Notes elected to surrender approximately $16.9 million of the Old Notes to the Company for cash leaving a remaining balance of approximately $85.4 million.

Concurrent with the Put Option, the Company announced the restructuring agreement (the "Restructuring"), which was approved by shareholders in June 2012, with its three largest holders of Old Notes, who then held approximately 88% of such outstanding Old Notes. Subsequently, in the third quarter, the next largest holder of Old Notes was added to the Restructuring bringing the total amount of outstanding principal under the Old Notes subject to the Restructuring to approximately 98.7%. Thereafter in the third quarter, management also offered the same restructuring terms to the holders of the remaining 1.3% of the Company’s outstanding Old Notes (the "Other Note Holders").

The Restructuring, among other terms, provided for the redemption of the remaining Old Notes held that were not previously surrendered to the Company pursuant to the Put Option. The general terms of the Restructuring were as follows:

For each $1,000 in principal amount, plus any accrued and unpaid interest on the Old Notes through the date on which the Restructuring was consummated:

•         $700 principal amount of Old Notes were exchanged for: (i) $200 in cash, (ii) 147.06 Class A common shares of the Company (equivalent to a conversion price of $3.40), and (iii) a pro rata portion of an aggregate 5.468% Contingent Value Right ("CVR").

Exhibit 99.1    Annual Information Form - Page 6

•         $300 principal of Old Notes remained outstanding representing the same continuing indebtedness, subject to certain amended terms (the "Modified Notes") including: (i) maturity date of June 29, 2014; (ii) convertible into 250 shares of Class A common stock per $1,000 (equivalent to a conversion price of $4.00) at any time after the closing date upon 3 days prior written notice to the Company; (iii) mandatory redemption obligation for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon certain events related to the receipt of proceeds connected with the arbitration proceedings or sale or other disposition of the Company’s mining data; (iv) optional redemption for shares of Common Stock at the conversion price noted above plus cash for any accrued and unpaid interest if the closing sale price of its Class A common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days; and (v) redemption at maturity by payment of cash in an amount equal to the principal plus accrued and unpaid interest thereon.

The CVR entitles each note holder of the Modified Notes to receive, net of certain deductions (including income tax calculation), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data. The proceeds, if any, could be cash, commodities, bonds, shares or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR.

The Company paid approximately $2.6 million in restructuring costs including $0.9 million to holders of Old Notes electing the Restructuring based on their pro rata share of the total Old Notes restructured and $1.7 million in legal and other transaction costs. The restructuring costs have been allocated to the various components of the consideration given by the Company as detailed below. In addition, the Company paid $4.6 million, $5.6 million and $5.6 million in interest during 2012, 2011 and 2010 respectively.

The offer period related to the Restructuring expired on November 23, 2012 and was finalized on November 27, 2012. Holders of an aggregate of $84,405,000 of Old Notes elected to participate in the Restructuring and $1,042,000 of Old Notes declined to participate. Pursuant to the terms of the Restructuring, the Company paid a total of $16,887,500 cash, issued a total of 12,412,501 Class A common shares, exchanged Old Notes for Modified Notes with a face value of $25,315,000 and issued CVR’s totaling 5.468% of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data.

Management considered the relevant fair value measurement guidance as required by generally accepted accounting principles in order to record the debt restructuring transaction based on the fair value of the consideration given to redeem the Old Notes. At June 15, 2012, the fair value of the agreed upon consideration was estimated to equal the carrying value of the Old Notes of $84.4 million. On November 27, 2012 when the restructuring was completed, the fair value of the aggregate consideration given was estimated at approximately $75.1 million, resulting in a gain on the transaction of approximately $9.3 million which is recorded in the audited consolidated statement of operations net of costs associated with the restructuring transaction. The gain is due to the effect of the decrease in the share price, between June 15, 2012 and the date the restructuring was completed, on the fair value of the consideration given. As of November 27, 2012, management's estimate of the fair value of the consideration given included approximately $16.9 million cash, $37.9 million of equity, $19.3 million of Modified Notes and $1.0 million related to the CVR as summarized below:

	November 27, 2012 Fair Value of Consideration Given
	Cash	Equity	Notes	CVR	Gain	Total
Restructured notes	$16,887,500	$37,858,125	$19,302,688	$1,030,794	$9,325,893	$84,405,000
Restructuring costs		(672,248)	(657,770)	(18,303)	(1,236,798)	2,585,119
		$37,185,877	$18,644,918	$1,012,491	$8,089,095

The face value of convertible notes outstanding subsequent to the Restructuring was $26,357,000, which includes $25,315,000 of Modified Notes and $1,042,000 of Old Notes held by Other Note Holders who declined to participate in the Restructuring. The Modified notes were initially recorded at their estimated fair value, net of restructuring costs and will be accreted to their face value using the effective interest rate method over the expected life of the notes (estimated to be the maturity date of June 29, 2014), with the resulting charge recorded as interest expense.

Estimated fair value of modified notes as of November 27, 2012	$19,302,688
Restructuring costs allocated to modified notes	(657,770)
18,644,918
Accretion of modified notes during 2012	338,536
Carrying value of modified notes as of December 31, 2012	18,983,454
Old notes	1,042,000
Total carrying value of convertible notes as of December 31, 2012	$20,025,454

Exhibit 99.1    Annual Information Form - Page 7

The remaining Old Notes held by non-electing Other Note Holders continue to be subject to the original terms of the Indenture which include (i) a maturity date of June 15, 2022; (ii) conversion into 132.626 shares of Class A common shares per $1,000 (equivalent to a conversion price of $7.54 per common share) at any time upon prior written notice to the Company; (iii) the ability of the Company, at its option, to redeem all or part of the Old Notes for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest.

The covenants in the Indenture, as amended, relating to both the new Modified Notes and the Old Notes are generally limited to administrative issues such as payments of interest, maintenance of office or agency location, delivery of reports and other related issues. Likewise, events of default are defined as failure to pay interest and principal amounts when due, default in the performance of covenants, failure to convert notes upon holder’s exercise of conversion rights and similar provisions or the Company’s failure to give notice of a fundamental change which is generally defined as events related to a change of control in the Company.

Brisas Arbitration

From 1992 to 2008 the Company focused substantially all of its management and financial resources on the development of the Brisas Project. In April 2008, after a series of actions which concluded with the revocation of the Company’s previously authorized right to develop the Brisas Project, the Venezuelan government expropriated the Brisas Project and also effectively deprived the Company of its ability to further develop the Choco 5 Property.

In October 2009 the Company began the Brisas Arbitration by filing a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID"), against the Bolivarian Republic of Venezuela ("Respondent") seeking compensation in the arbitration for all of the loss and damage resulting from Venezuela’s wrongful conduct (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)). The Company’s claim as last updated in its July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of the Company’s reply) of approximately $400 million. The claim, including interest accrued since the loss to July 29, 2011, represents the full market value of the legal rights to develop the Brisas Project at the date of the Tribunal’s decision and the value of the Choco 5 Property.

The Company is well advanced in the arbitration process. After the parties each made several filings, the Tribunal held an oral hearing with the parties in Washington, D.C. which concluded on February 17, 2012. The Company and Respondent both submitted post-hearing briefs on March 16, 2012, commenting in conclusion on the full evidentiary record, as is typically permitted in such arbitrations. In July 2012, the Tribunal issued a procedural order requesting the production of further evidence related to valuation issues. The parties have been requested to submit a joint report from their technical experts by April 26, 2013 and to submit observations of the parties on the experts’ report by May 24, 2013 with a hearing sometime in early June 2013 if either party requests.

Consistent with Venezuela’s publically stated intent to develop the Brisas Project and contiguous areas, it is the Company’s understanding that Venezuela has concluded a contract with a large Chinese corporation for initial studies related to the development and eventual construction of the Brisas or Brisas-Cristinas mine as a large gold-copper complex. The Company continues to have discussions with the Venezuelan authorities regarding a settlement of the dispute including the transfer of the extensive technical data related to the development of the Brisas Project that was compiled by the Company.

A conservative estimate to develop either the Brisas or Brisas-Cristinas project without access to the Company’s engineering data could be 7 to 10 years; with a settlement that would provide access to that data, the mine theoretically could be developed in about 3 to 4 years. Gold Reserve has proposed a solution to the Venezuelan government that would allow the development of the mine. The Company has provided its solution to various government entities with oversight responsibility for the Brisas Project and through the submission of construction and financing proposals to the relevant authorities, including the Central Bank of Venezuela, the Ministry of Oil and Mines and the Attorney General’s office.

Exhibit 99.1    Annual Information Form - Page 8

Gold Reserve has pursued and will continue to pursue a fair settlement with Venezuela. Regardless of whether there is a settlement or an arbitral award, management is committed to see this process through to its logical conclusion. It is typical for tribunals in this type of arbitration to require six to eighteen months from the date of the oral hearing (the historical average is approximately 1.2 years) to finalize and issue its decision. The substantial value of the Brisas asset and the breadth and depth of the evidentiary record requires thoughtful consideration by the Tribunal and, as a result, the actual timing for the issuance of an arbitral award in this case will be as required by the Tribunal.

An ICSID Additional Facility Award is enforceable globally under the New York Convention, an international convention regarding the recognition and enforcement of arbitral awards with over 140 State parties. There are clear, well documented procedures for identifying sovereign assets located in one or more of these States and for enforcing arbitral awards by attaching such assets.

Litigation Settlement

During December 2008 the Company filed an action in the Ontario Superior Court of Justice against Rusoro and Rusoro’s financial advisor Endeavour Financial International Corporation ("Endeavour") relating to damages from an unsolicited takeover offer.  Both parties filed counterclaims in 2009 and the Company amended its original claim in 2010. On September 20, 2012, the Company entered a settlement agreement with both Endeavour and Rusoro.  Under the settlement dismissing all legal actions Endeavour paid the Company Cdn$1,500,000 and Rusoro paid Cdn$250,000, issued 2,500,000 common shares and a conditional promissory note in the amount of $1,000,000 which, due to its contingent nature, has not been recorded as an asset. The promissory note will become due and payable when Rusoro is successful in the arbitration it has commenced against the Venezuelan Government seeking compensation for the nationalization of Rusoro's gold assets in Venezuela.

Risk Factors

Set out below are certain risk factors that could materially adversely affect the future business, operating results or financial condition of the Company. Investors should carefully consider these risk factors and the other risk factors and information in this Annual Information Form and the Company’s filings with U.S. and Canadian securities regulators, before making investment decisions involving the Company’s common shares.  The following risk factors, as well as risks not currently known to the Company, could adversely affect the Company's future business, operations and financial condition and could cause future results to differ materially from the estimates described in forward-looking statements relating to the Company.

Risks related to arbitration proceedings

Failure to prevail in the arbitration proceedings and obtain adequate compensation from the Venezuelan government for its expropriation of the Brisas Project and the Choco 5 Property could materially adversely affect the Company.

In October 2009 the Company began the Brisas Arbitration under the ICSID.  The Company’s claim, including interest accrued since the loss to July 29, 2011, represents the full market value of the legal rights to develop the Brisas Project as of the date of the Tribunal’s decision and the value of the Choco 5 Property. The Company’s claim as last updated in its July 2011 Reply totals approximately $2.1 billion, which includes interest from April 14, 2008 (the date of the expropriation) to July 29, 2011 (the date of the Company’s last filing with the ICSID) of approximately $400 million.  The cost of prosecuting the Brisas Arbitration is substantial and there is no assurance that the Company will be successful in establishing the Venezuelan government’s liability or, if successful, will collect any award by the Tribunal for compensation from Venezuela.  Failure to prevail in the Brisas Arbitration and obtain adequate compensation for the expropriation of these properties could materially adversely affect the Company.

The Company does not know when its arbitration proceedings against Venezuela will be completed.

The Company understands that numerous pending arbitration actions are being pursued against Venezuela at this time before the ICSID (See ICSID website at http://icsid.worldbank.org/ICSID/) and further understands that Venezuela has reportedly settled and/or made full or partial payment for damages to a limited number of claimants. ICSID Arbitrations are non-public proceedings and, as a result, the Company has no specific information regarding the actual amounts paid or what percentage such payments represented of the original claim against Venezuela or the timing of such payments. The Company understands that tribunals for similar arbitration proceedings typically require six to eighteen months from the date of the oral hearing to finalize and issue a decision. Based on information available to the Company, the historical ICSID average appears to be approximately 1.2 years. The Company’s arbitration hearing was held in February 2012.  Notwithstanding the historical average, based on the uncertain nature of arbitration under investment treaties, the Company does not have a basis upon which to estimate the timing or the amount of an award or settlement, if any, or the likelihood of its collection. Accordingly, there can be no assurances that the Brisas Arbitration proceedings will be completed or settled within any specific or reasonable period of time, the Company will receive any award or settlement or that any award or settlement will be paid within any specific or reasonable period of time following the award or settlement, if any.

Exhibit 99.1    Annual Information Form - Page 9

Risks relating to the notes

The right to receive payments on the Notes is subordinated to certain future indebtedness which may be incurred.

The Indenture governing the Old Notes and the Modified Notes (collectively, the "Notes") permits the Company to incur certain indebtedness which may be senior to the Notes and secured by a lien on substantially all of the Company’s assets, including, but not limited to, the pledge of all rights, properties, equipment or all or a portion of the capital stock of certain of its subsidiaries holding such assets. The Notes also would be effectively subordinated to such indebtedness and other secured debt to the extent of the collateral securing the indebtedness. As a result, upon any distributions to the Company’s creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Company or its property, the lenders of such indebtedness would have the right to be paid in full before any payment could be made with respect to the Notes. Accordingly, all or a substantial portion of the Company’s assets could be unavailable to satisfy the claims of the holders of Notes.

The Notes are effectively subordinated to all liabilities of the Company’s subsidiaries.

All or a substantial portion of the indebtedness the Company may incur could be incurred and/or guaranteed by the Company’s subsidiaries. None of the Company’s subsidiaries have guaranteed or otherwise become obligated with respect to the Notes. Accordingly, the Company’s right to receive assets from any of its subsidiaries upon such subsidiary’s bankruptcy, liquidation or reorganization and the right of holders of the Notes to participate in those assets, is effectively subordinated to claims of that subsidiary’s creditors, including trade creditors. The ability of the Company’s subsidiaries and other interests to pay dividends and make other payments to the Company may be restricted by, among other things, applicable corporate and other laws and regulations as well as agreements to which the Company’s subsidiaries may become a party.

The Company could incur substantially more debt and may take other actions which may affect its ability to satisfy its obligations under the Notes.

The Company will not be restricted under the terms of the Notes or the Indenture from incurring or guaranteeing additional indebtedness, including secured debt, subject to anti-layering limitations. In addition, the limited covenants applicable to the Notes do not require the Company to achieve or maintain any minimum financial results relating to its financial position or results of operations. The Company may incur additional substantial debt in the future. In addition, such additional indebtedness could contain covenants that, among other things, restrict the Company’s ability to sell assets, incur additional secured indebtedness, engage in mergers or consolidations and engage in transactions with affiliates. The Company could also be required to comply with specified financial ratios and terms. The Company’s ability to recapitalize, incur additional debt that may contain covenants and take a number of other actions that are not limited by the terms of the Notes or the Indenture could have important consequences to holders of the Notes. In addition, the Company is not restricted from paying dividends to its shareholders or repurchasing common shares by the terms of the Notes.

The Company’s ability to generate the cash needed to pay interest and principal amounts on the Notes and service any other debt depends on many factors, some of which are beyond its control.

The Company’s ability to generate cash from operations to meet scheduled payments or to refinance its debt will depend on the Company’s financial and operating performance which, in turn, is subject to the business risks described in this prospectus. Some of these risks are beyond the Company’s control. If the Company’s cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to reduce or to delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure its debt.

The Company may not have the ability to repurchase the Notes in cash upon the occurrence of a fundamental change, or to pay cash upon the conversion of Notes, as required by the Indenture.

The Company will be required to make an offer to repurchase the Notes upon the occurrence of a fundamental change as described in the Indenture. The Company may not have sufficient funds to repurchase the Notes in cash or to make the required repayment at such time or have the ability to arrange necessary financing on acceptable terms. A fundamental change may also constitute an event of default or require prepayment under, or result in the acceleration of the maturity of, the Company’s other indebtedness outstanding at the time. The Company’s ability to repurchase the Notes in cash or make any other required payments may be limited by law or the terms of other agreements relating to the Company’s indebtedness outstanding at the time. The Company’s failure to repurchase the Notes or pay cash or issue its common shares in respect of conversions when required would result in an event of default with respect to the Notes.

Exhibit 99.1    Annual Information Form - Page 10

The Notes may not have an active market and their price may be volatile. You may be unable to sell your Notes at the price you desire or at all.

There is no existing trading market for the Notes and the Company will not have any obligation to list the Notes at any time. As a result, there can be no assurance that a liquid market will develop or be maintained for the Notes, that you will be able to sell any of the Notes at a particular time (if at all) or that the prices you receive if or when you sell the Notes will be above their initial offering price. The Company does not intend to list the Notes on any United States or Canadian securities exchange or marketplace.

The Company may not be able to refinance the Notes if required or if it so desires.

The Company may need or desire to refinance all or a portion of the Notes or any other future indebtedness that it may incur on or before the maturity of the Notes. There can be no assurance that the Company will be able to refinance any of its indebtedness or incur additional indebtedness.

The conversion of the Company’s outstanding Notes could result in the issuance of a significant number of the Company’s common shares causing significant dilution to the ownership of existing shareholders.

Subsequent to the completion of the Restructuring, there are outstanding approximately $26.4 million principal amount of Notes. If all of such notes were converted to Class A common shares, an additional 6.5 million Class A common shares would be issued, thereby diluting the ownership of existing shareholders.

The Company’s ability to obtain the resources required for continued servicing or restructuring of its Notes or to meet other obligations as they come due depends on numerous factors, some of which are beyond the Company’s control.

Unless and until the Company successfully collects an arbitral award, if any, or acquire and/or develop other operating properties which provide positive cash flow, the Company’s ability to meet its obligations as they come due or redeem in whole or part or otherwise restructure the Notes will be limited to the Company’s cash on hand and/or its ability to issue additional equity or debt securities in the future. Such transactions could potentially cause substantial dilution to the then existing shareholders and, in certain circumstances, could result in a change of control.

Risks Related to the Company

Industry competition for new properties could limit the Company’s ability to grow in the future

There is strong competition from other mining companies in connection with the acquisition of future properties considered to have commercial potential. Many of these companies have greater financial resources, operational experience and technical capabilities. As a result, the Company may be unable to acquire additional mining properties, thereby limiting future growth.

Failure to retain and attract key personnel could adversely affect the Company.

The Company is dependent upon the abilities and continued participation of key personnel to manage the Brisas Arbitration and identify, acquire and develop new opportunities. Substantially all key management personnel have been employed by the Company for over 15 years. The loss of key employees (in particular those long time key management personnel possessing important historical knowledge related to the Brisas Project which is relevant to the Brisas arbitration) or an inability to obtain personnel necessary to execute the Company’s plan to acquire and develop new projects could have a material adverse effect on its future operations.

Exhibit 99.1    Annual Information Form - Page 11

The price and liquidity of the Company’s common shares may be volatile.

The market price of the Company’s common shares may fluctuate based on a number of factors, some of which are beyond its control, including:

•         the result of the Brisas Arbitration proceedings;

•         economic and political developments in Venezuela;

•         the Company’s operating performance and financial condition;

•         the public’s reaction to announcements or filings by the Company or other companies;

•         the price of gold and copper and other metal prices, as well as metal production volatility;

•         the arrival or departure of key personnel; and

•         acquisitions, strategic alliances or joint ventures involving the Company or other companies.

The effect of these and other factors on the market price of the common shares has historically made the Company’s share price volatile and suggests that its share price will continue to be volatile in the future.

Sales of a significant number of the Company’s Class A common shares in the public markets, or the perception of such sales, could depress the price of the Company’s Class A common shares, the fair market value of the Notes or both.

Sales of a substantial number of the Company’s Class A common shares in the public markets could depress the price of its Class A common shares, the fair market value of the Notes or both, and impair the Company’s ability to raise capital through the sale of additional equity securities. The Company cannot predict the effect that future sales, or the perception of such sales, of its Class A common shares would have on the market price of its Class A common shares or the fair market value of the Notes. The price of the Company’s Class A common shares may be affected by possible sales of its Class A common shares by investors who view the Notes as a more attractive means than equity participation in the Company and by hedging or arbitrage trading activity which may occur involving its Class A common shares. This hedging or arbitrage could, in turn, affect the fair market value of the Notes.

The Company does not intend to pay any cash dividends in the foreseeable future.

The Company has not declared or paid any dividends on its Class A common shares since 1984. The Company intends to retain earnings, if any, to finance the growth and development of its business and does not intend to pay cash dividends on the Class A common shares in the foreseeable future. Any return on an investment in the Company’s common shares will come from the appreciation, if any, in the value of the common shares. The payment of future cash dividends, if any, will be reviewed periodically by the Company’s board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

The Company may issue additional common shares, debt instruments convertible into common shares or other equity-based instruments to fund future operations.

The Company cannot predict the size of any such future issuances of securities, or the effect, if any, that future issuances and sales of its securities will have on the market price of its common shares or the fair market value of the Notes. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, will result in dilution, possibly of a substantial nature, to present and prospective holders of shares and in certain circumstances could result in a change of control.

Operating losses are expected to continue.

The Company has no commercial production at this time and, as a result, it has not recorded revenue or cash flows from mining operations and has experienced losses from operations for each of the last five years, a trend it expects to continue unless and until the Brisas Arbitration is resolved favorably to the Company and/or the Company acquires or invests in alternative projects and achieves commercial production.

Risks inherent in the mining industry could adversely impact future operations.

Exploration for gold and other metals is speculative in nature, involves many risks and frequently is unsuccessful. As is customary in the industry, not all prospects will be positive or progress to later stages (e.g. the feasibility and permitting stages), therefore, the Company can provide no assurances as to the future success of its efforts to acquire, explore, develop or operate another mining property. Exploration programs entail risks relating to location, metallurgical processes, governmental permits and regulatory approvals and the construction of mining and processing facilities. Development can take a number of years, requiring substantial expenditures and there is no assurance that the Company will have, or be able to raise, the required funds to engage in these activities or to meet its obligations with respect to the exploration properties in which it may acquire an interest. Any one or more of these factors or occurrence of other risks could cause the Company not to realize the anticipated benefits of an acquisition of properties or companies.

Exhibit 99.1    Annual Information Form - Page 12

As a foreign private issuer, the Company is permitted to file less information with the SEC than a company incorporated in the United States.

The Company is a foreign private issuer under the Exchange Act and, as a result, is exempt from certain rules under the Exchange Act.  These rules include the proxy rules that impose certain disclosure and procedural requirements for proxy solicitations.  In addition, the Company is not required to file periodic reports and financial statements with the SEC as frequently, promptly or in as much detail as U.S. companies with securities registered under the Exchange Act.  The Company is not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. Moreover, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of the Company’s common shares.

U.S. Internal Revenue Service designation as a "passive foreign investment company" may result in adverse U.S. tax consequences to U.S. Holders.

U.S. taxpayers should be aware that the Company has determined that it was a "passive foreign investment company" under Section 1297(a) of the U.S. Internal Revenue Code (a "PFIC") for the taxable year ended December 31, 2012, and it may be a PFIC for all taxable years prior to the time the Company has income from production activities. The Company does not believe that any of its subsidiaries were PFICs as to any shareholder of the Company for the taxable year ended December 31, 2012, however, due to the complexities of the PFIC determination detailed below, the Company cannot guarantee this belief and, as a result, it cannot determine that the IRS would not take the position that certain subsidiaries are not PFIC’s. The determination of whether the Company and any of its subsidiaries will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company and any of its subsidiaries will be a PFIC for any taxable year generally depends on the Company's and its subsidiaries’ assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Information Form. Accordingly, there can be no assurance that the Company and any of its subsidiaries will not be a PFIC for any taxable year.

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

Alternatively, a U.S. taxpayer that makes a timely and effective "QEF election" generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company's "net capital gain" and "ordinary earnings" (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. For a U.S. taxpayer to make a QEF election, the Company must agree to supply annually to the U.S. taxpayer the "PFIC Annual Information Statement" and permit the U.S. taxpayer access to certain information in the event of an audit by the U.S. tax authorities. The Company will prepare and make the statement available to U.S. taxpayers, and will permit access to the information. As a possible second alternative, a U.S. taxpayer may make a "mark-to-market election" with respect to a taxable year in which the Company is a PFIC and the common shares are "marketable stock" (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in such common shares

It may be difficult to bring certain actions or enforce judgments against the Company and/or its directors and executive officers.

Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors or executive officers based on civil liability provisions of federal securities laws or other laws of the U.S. or any state thereof or the equivalent laws of other jurisdictions of residence. The Company is organized under the laws of Yukon, Canada. Some of the Company’s directors and officers, and some of the experts named from time to time in the Company’s filings, are residents of Canada or otherwise reside outside of the U.S. and all or a substantial portion of their and the Company’s assets, may be located outside of the U.S. As a result, it may be difficult for investors in the U.S. or outside of Canada to bring an action in the U.S. against the Company’s directors, officers or experts who are not resident in the U.S. It may also be difficult for an investor to enforce a judgment obtained in a U.S. court or a court of another jurisdiction of residence predicated upon the civil liability provisions of Canadian security laws or U.S. federal securities laws or other laws of the U.S. or any state thereof against the Company or those persons.

Exhibit 99.1    Annual Information Form - Page 13

Properties

La Tortuga

The Company entered into an Option Agreement dated April 26, 2012 with Soltoro Ltd. ("Soltoro") whereby Soltoro granted Gold Reserve the right to earn an undivided 51% interest in the La Tortuga Property located in Jalisco State, Mexico (the "Soltoro Agreement"). The Soltoro Agreement allows the Company to acquire an undivided 51% interest by making an aggregate $650,000 in option payments to Soltoro as well as expending $3 million on the property over 3 years. The Company anticipates entering into a joint venture agreement after paying the option payments and making the required expenditures. The Company has an option to acquire an additional 9% interest in the La Tortuga Property for $2,000,000. The Company made an initial $50,000 option payment to Soltoro upon signing and an additional $100,000 option payment in July 2012.

The La Tortuga Property, a copper and gold prospect, is an 11,562 hectare property being investigated for its base and precious metal potential with occurrences of copper and gold mineralization over 49 square kilometers, including iron oxide copper gold deposits, copper porphyries and epithermal gold and/or base metal veining. Work on the property has included 151 line-kilometers of induced polarization, 20 drill holes (both diamond core and reverse circulation), mapping and sampling (approximately 1,000 soil, rock chip and stream sediment samples) and ground magnetic survey.

                In addition to several corporate employees providing assistance to our exploration activities, the Company has 11 employees working directly on the La Tortuga project, as well as a number of drilling and other contracted services personnel. Direct employees are expected to increase to over 30 people in 2013 as the exploration program advances. The Company’s 2013 current exploration program, which management expects to substantially complete in 2013 subject to the availability of subcontractors and the addition of qualified new employees, is estimated to cost $3.5 million. The overall objective of the exploration plan is intended to obtain a more comprehensive database on the property.

The Company has commenced the environmental baseline studies required for exploration permitting, as well as future development and has also begun social program works, initiating contact with the local community and baseline work for social impact studies which will ultimately lead to a comprehensive social impact and mitigation plan for any future development. An airborne geophysical survey is being presently being conducted on the property, as is continuing ground based mapping, sampling, geochemistry and geophysical studies. These activities are intended to support and inform the 7,000 to 12,000 meter drill program planned for 2013 to test four known mineralized targets which are along a projected trend of mineralized structures identified by past exploration and drilling activities. Additional drilling will also be initiated on other mineral targets as well as any new targets that may be generated by on-going exploration work.

In addition to the Soltoro Agreement, management has identified a number of other potential mineral prospects both inside Mexico and in other countries and has signed or is in the process of signing confidentiality agreements allowing access to the target company’s confidential information regarding such prospects. During 2012 and 2011 the Company incurred and separately reported approximately $0.9 million and $1.3 million, respectively, in exploration expense which excludes indirect costs during the same periods of similar magnitude that are recorded as general and administrative expenses and expended in support of our evaluation, exploration and acquisition activities and establishment of our Mexican subsidiary to satisfy regulatory matters in Mexico.

As with any similarly-situated mining company, the Company is evaluating multiple prospects and our efforts are subject to, among other things, the mineralized potential, the terms of any agreement, the level and quality of previous work completed by the target companies, schedules, weather and geography. The Company is focusing on prospects that have potential for success and generally located in a politically friendly jurisdiction which has clear and well established mining, tax and environmental laws, an experienced mining authority and likely to be an open pit versus an underground prospect.

Dividends AND DISTRIBUTIONS

The Company has not declared cash dividends or distributions on any of the Company’s securities in each of the last three financial years and has no present plans to pay any cash dividends or distribution. The Company may declare cash dividends or make distributions in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividends or distribution. The Company is obligated to pay 5.5% annual interest on its outstanding Convertible Notes totaling approximately $1.5 million annually.

Exhibit 99.1    Annual Information Form - Page 14

Description of Capital Structure

Class A common shares

The Company is authorized to issue an unlimited number of Class A common shares without par value of which 72,241,473 Class A common shares were issued as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Class A common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the board of directors of the Company. Shareholders are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

Equity Units

In February 1999, Gold Reserve Corporation became a subsidiary of the Company, the successor issuer. Generally, each shareholder of Gold Reserve Corporation received one Class A common share of the Company for each common share owned in Gold Reserve Corporation. For tax reasons, certain U.S. holders elected to receive Equity Units in lieu of Class A common shares. An Equity Unit comprises one Class B common share of the Company and one Gold Reserve Corporation Class B common share, and is substantially equivalent to a Class A common share and is generally immediately convertible into Class A common shares. Equity Units, of which 500,236 were issued as of the date hereof, are not listed for trading on any stock exchange, but subject to compliance with applicable federal, provincial and state securities laws, may be transferred.

Preferred shares

The Company is authorized, subject to the limitations prescribed by law and the Company’s articles of incorporation, from time to time, to issue an unlimited number of serial preferred shares; and to determine variations, if any, between any series so established as to all matters, including, but not limited to, the rate of dividend and whether dividends shall be cumulative or non-cumulative;  the voting power of holders of such series; the rights of such series in the event of the dissolution of the Corporation or upon any distribution of the assets of the Corporation; whether the shares of such series shall be convertible; and such other designations, rights, privileges, and relative participating, optional or other special rights, and such restrictions and conditions thereon as are permitted by law. There are no preferred shares issued or outstanding as of the date hereof.

Shareholder Rights Plan

The Class A common shares include associated Class A common share purchase rights under the Company’s Shareholder Rights Plan Agreement, as amended and restated. Those rights are described under "Item 5 – Continuation of and Amendment to the Shareholder Rights Plan Agreement" in the Proxy Statement/Information Circular filed June 1, 2012 (the "2012 Proxy Circular"), which is incorporated by reference into this Annual Information Form, and which is available for review under the Company's profile at www.sedar.com and www.sec.gov.

Convertible Notes

The Company has a total of $26,357,000 of convertible notes outstanding, which is comprised of $25,315,000 of Modified Notes and $1,042,000 of Old Notes held by Other Note Holders who declined to participate in the Restructuring. See "Convertible Notes Restructuring" above and Note 12 to the audited consolidated financial statements for the year ended December 31, 2012. The Modified Notes and Old Notes both include interest at a rate of 5.50% annually, paid semi-annually in arrears.

The Modified Notes outstanding generally represent the same continuing indebtedness as the Old Notes, subject to certain amended terms (the "Modified Notes") including: (i) maturity date of June 29, 2014; (ii) convertible into 250 shares of Class A common stock per $1,000 (equivalent to a conversion price of $4.00) at any time after the closing date upon 3 days prior written notice to the Company; (iii) mandatory redemption obligation for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon certain events related to the receipt of proceeds connected with the arbitration proceedings or sale or other disposition of the Company’s mining data; (iv) optional redemption for shares of Common Stock at the conversion price noted above plus cash for any accrued and unpaid interest if the closing sale price of its Class A common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days; and (v) redemption at maturity by payment of cash in an amount equal to the principal plus accrued and unpaid interest thereon.

Exhibit 99.1    Annual Information Form - Page 15

The remaining Old Notes continue to be subject to the original terms of the Indenture which include (i) a maturity date of June 15, 2022; (ii) conversion into 132.626 shares of Class A common shares per $1,000 (equivalent to a conversion price of $7.54 per common share) at any time upon prior written notice to the Company; (iii) the ability of the Company, at its option, to redeem all or part of the Old Notes for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest.

The covenants in the Indenture, as amended, relating to both the new Modified Notes and the Old Notes are generally limited to administrative issues such as payments of interest, maintenance of office or agency location, delivery of reports and other related issues. Likewise, events of default are defined as failure to pay interest and principal amounts when due, default in the performance of covenants, failure to convert notes upon holder’s exercise of conversion rights and similar provisions or the Company’s failure to give notice of a fundamental change which is generally defined as events related to a change of control in the Company.

Market for Securities

The Company’s Class A common shares are traded in Canada on the TSXV under the symbol "GRZ.V". Prior to February 1, 2012, the Company’s common shares were traded on the TSX.  The Company’s Class A common shares are also traded in the United States on the OTCQB under the symbol "GDRZF". Prior to March 15, 2013, the Company’s common shares were traded on the NYSE. The Equity Units and the Notes are not listed for trading on any exchange. The following table sets forth for the periods indicated, the high and low sales prices of the Company’s Class A common shares as reported on the TSXV and the NYSE during 2012.

	Cdn $			U.S. $
	High	Low	Volume	High	Low	Volume
January	3.03	2.69	271,800	3.05	2.68	811,400
February	3.09	2.73	256,100	3.11	2.83	629,800
March	3.99	2.77	313,700	3.98	2.90	1,000,500
April	4.30	3.50	276,200	4.35	3.53	1,423,200
May	4.55	3.26	180,600	4.53	3.22	2,613,200
June	4.60	3.28	322,300	4.50	3.15	10,202,000
July	4.19	3.36	79,600	3.95	3.27	1,896,900
August	4.05	3.12	151,700	4.11	3.17	1,516,400
September	3.88	2.75	313,300	3.90	2.88	4,534,800
October	3.50	3.03	126,200	3.54	3.08	1,478,600
November	3.31	2.92	213,900	3.30	2.91	1,491,600
December	3.29	2.70	2,250,900	3.31	2.70	6,060,700

On March 22, 2013, the closing price for a Class A common share of the Company was Cdn $2.88 per share on the TSXV and U.S. $2.88 per share on the OTCQB. As of the date hereof, there were a total of 72,241,473 Class A common shares and 500,236 equity units issued and outstanding.

PRIOR SALES

During the financial year ended December 31, 2012, the following securities of the Company were issued:

Date of Issue		Number and Type of Securities Issued
November 27, 2012	Convertible Notes	25,315,000
November 27, 2012	Contingent Value Rights ("CVRs")	5.468%

On November 27, 2012 holders of an aggregate of $84,405,000 of Old Notes elected to participate in the Restructuring. Pursuant to the terms of the Restructuring, the Company paid a total of $16,887,500 cash, issued a total of 12,412,501 Class A common shares, exchanged Old Notes for Modified Notes with a face value of $25,315,000 and issued CVR’s totaling 5.468% of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data.

Exhibit 99.1    Annual Information Form - Page 16

The amount recorded as convertible notes in the audited consolidated balance sheet as of December 31, 2012 is comprised of the $19.0 million carrying value (face value $25.3 million) of Modified Notes issued pursuant to the restructuring transaction described herein and the face value $1.0 million of Old Notes held by Other Note Holders who declined to participate in the Restructuring. The $19.0 million carrying value of Modified Notes will be accreted to face value of $25.3 million using the effective interest rate method over the expected life of the notes (estimated to be the maturity date of June 29, 2014), with the resulting charge recorded as interest expense. See Management’s Discussion and Analysis and Note 12 to the audited consolidated financial statements.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As of the date hereof, no securities of the Company were subject to escrow or contractual restrictions on transfer.

Directors and Officers

The articles of the Company provide that the Board of Directors (the "Board") shall consist of a minimum of 3 and a maximum of 15 Directors, with the actual number of Directors to be determined from time to time by the Board.  The Company’s Board presently consists of seven members. The by-laws of the Company provide that each Director shall be elected to hold office, until the next annual meeting of the Company’s Shareholders, or until their qualified successors are elected.  All of the current Directors’ terms expire the date of the next annual meeting.

The following table and notes thereto states the names of each director and executive officers, the province or state and country of residence, age, all offices of the Company now held, principal occupation, the period of time acting as a director or executive officer and the number of Class A common shares beneficially owned, or controlled or directed, directly or indirectly, by each such director or executive director.

Name, Residence and Position	Age

Principal Occupation during the last five years

Director and/or Officer Since

				Number of Common Shares Beneficially Owned as of March 22, 2013(1) (2)
Rockne J. Timm (1) (2) Washington, USA Chief Executive Officer and Director	67	Chief Executive Officer of the Company. Mr. Timm is also a Director and President of both MGC Ventures, Inc. and Great Basin Energies, Inc.	March 1984	2,325,904
A. Douglas Belanger (1) (2) Washington, USA President and Director	59	President of the Company. Mr. Belanger is also a Director and Executive Vice President of both Great Basin Energies, Inc. and MGC Ventures, Inc.	August 1988	2,475,221
James P. Geyer Washington, USA Director	60	Vice President, North America, for Stonegate Agricom Ltd. and President of Paris Hills Agricom Inc. (a subsidiary of Stonegate Agricom Ltd.). He is also a Director of Thompson Creek Metals Company Inc.	June 1997	700,903
James H. Coleman (1) (2) Alberta, Canada Non-Executive Chairman and Independent Director	62	Senior Partner of the law firm of Norton Rose Canada LLP. He is also a Director of various public companies including Great Basin Energies, Inc. and MGC Ventures, Inc.	February 1994	559,386
Patrick D. McChesney (1) (2) Washington, USA Independent Director	63	Chief Financial Officer of Foothills Auto Group. He is also a Director of Great Basin Energies, Inc. and MGC Ventures, Inc.	August 1988	402,959
Chris D. Mikkelsen (1) (2) Washington, USA Independent Director	61	Principal in McDirmid, Mikkelsen & Secrest, P.S. (a certified public accounting firm). Mr. Mikkelsen is also a Director of Great Basin Energies, Inc. and MGC Ventures, Inc.	June 1997	690,843
Mary E Smith (1) (2) Washington, USA Vice President- Administration and Secretary	60	Vice President- Administration and Secretary of the Company. Ms. Smith is also Vice President Administration of both MGC Ventures, Inc. and Great Basin Energies, Inc.	February 1997	530,472
Robert A. McGuinness (1) (2) Washington, USA Vice President-Finance and Chief Financial Officer	57	Vice President- Finance and Chief Financial Officer of the Company. Mr. McGuinness is also Vice President-Finance of both MGC Ventures, Inc. and Great Basin Energies, Inc.	March 1993	579,259
Jean Charles Potvin Ontario, Canada Independent Director	59	Director and President of Flemish Gold Corp. He is currently a Director of Azimut Exploration Ltd. and Geomega Resources Ltd.	November 1993	527,406

Exhibit 99.1    Annual Information Form - Page 17

(1)     Messrs. Timm, Belanger, Coleman, McChesney, Mikkelsen, McGuinness and Ms. Smith are directors and/or officers of Great Basin Energies, Inc., which owns 491,192 Common Shares, or 0.7% of the outstanding Common Shares. The foregoing individuals beneficially own 17.5%, 11.2%, 4.2%, 2.7%, 2.3%, 1.3% and 1.2%, respectively, of the outstanding common shares of Great Basin Energies, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in Great Basin Energies, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by Great Basin Energies, Inc.

(2)     Messrs. Timm, Belanger, Coleman, McChesney, Mikkelsen, McGuinness, and Ms. Smith are directors and/or officers of MGC Ventures, Inc., which owns 258,083 Common Shares, or 0.4% of the outstanding Common Shares. The foregoing individuals beneficially own 18.4%, 18.6%, 7.5%, 5.6%, 4.0%, 1.9%, and 1.5%, respectively, of the outstanding common shares of MGC Ventures, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in MGC Ventures, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by MGC Ventures, Inc.

At the date of this Annual Information Form, the directors and executive officers of the Company, as a group, beneficially owned, or controlled or directed, directly or indirectly, 4,607,419 common shares of the Company, representing approximately 6.3 % of the issued and outstanding common shares of the Company.  In addition, the directors and executive officers of the Company held 4,184,934 options to acquire an additional 4,184,934 common shares of the Company. Information concerning common shares beneficially owned, or controlled or directed, directly or indirectly, is based on information provided to the Company by the directors and executive officers of the Company.

Corporate Cease Trade Orders

At the date of this Annual Information Form, no director or executive officer of the Company is, or was within 10 years prior to the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)            was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or officer was acting in the capacity as director, chief executive officer or chief financial officer of the relevant company; or

(ii)           was subject to a cease trade order, an order or similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Penalties or Sanctions

At the date of this Annual Information Form, no director or executive officer of the Company or any shareholder holding a significant number of securities of the Company to affect materially the control of the Company, is or has been, within 10 years prior to the date of this Annual Information Form, subject to:

(i)            any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)           any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Exhibit 99.1    Annual Information Form - Page 18

Bankruptcies

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities to affect materially the control of the Company:

(i)            is, at the date of this Annual Information Form, or has been within 10 years prior to the date of this Annual Information Form, a director or officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(ii)           has, within 10 years prior to the date of the Annual Information Form become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Audit Committee Information

Audit Committee Charter

The Audit Committee of the Board of Directors operates within a written mandate, as approved by the Board of Directors, which describes the Committee’s objectives and responsibilities.  The full text of the Audit Committee Charter is attached as Appendix A to the 2012 Proxy Circular which is incorporated by reference and which is available for review under the Company's profile at www.sedar.com and www.sec.gov.

Composition of the Audit Committee

The Audit Committee is composed of the following 3 directors:

            Chris D. Mikkelsen (Chair)          Jean Charles Potvin          Patrick D. McChesney

The Board of Directors has determined each member of the Audit Committee to be "independent" and "financially literate" as such terms are defined under Canadian securities laws.  In addition, the Chair of the Committee, Mr. Mikkelsen, is considered by the Board to qualify as an "audit committee financial expert" as defined by the SEC. The Board has made these determinations based on the education and experience of each member of the Committee, as outlined below.

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

Mr. Potvin is Director and President of Flemish Gold Corp. and is a director of Azimut Exploration Ltd. and Geomega Resources Ltd. Mr. Potvin holds a Bachelor of Science degree in Geology from Carleton University and an MBA from the University of Ottawa. He spent nearly 14 years as a mining investment analyst for a large Canadian investment brokerage firm (Burns Fry Ltd., now BMO Nesbitt Burns Inc.).  Mr. Potvin has been a member of this Committee since August 2003.

Mr. McChesney is the Chief Financial Officer of Foothills Auto Group, an operator of franchised auto dealerships, where he is responsible for the financial statements.  He was also President of LMO Test Systems, Inc., a manufacturer of automated test equipment for the semiconductor industry, where he was also responsible for the company's financial statements.  Mr. McChesney graduated from the University of Portland, with a Bachelor degree in Accounting. During his 30 plus year working career, he has prepared and analyzed financial statements in the mining, public accounting, retail, electronics and construction industries. Mr. McChesney has been a member of this Committee since August 1998.

External Auditor Service Fees

Exhibit 99.1    Annual Information Form - Page 19

Fees paid or payable to the Company’s independent external auditor, PricewaterhouseCoopers LLP, are detailed in the following table:

Fee category	(U.S.$) Year Ended 2012	(U.S.$) Year Ended 2011
Audit	116,850	108,904
Audit related	38,651	29,770
Tax	6,128	8,100
All other fees	-	-
Total	$ 161,629	$ 146,774

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

All Other Fees

All Other Fees represent costs not included above.

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

Exhibit 99.1    Annual Information Form - Page 20

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures of conflicts of interest. All such conflicts will be disclosed by such directors and/or officers in accordance with the Business Corporations Act (Yukon) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

Legal Proceedings AND REGULATORY ACTIONS

Except for the Brisas Arbitration, there were no legal proceedings, to which the Company is aware of or of which any of the Company’s property was the subject, since the beginning of the most recently completed financial year, nor were there any proceedings known by the Company to be contemplated, that involve a claim for damages exceeding 10% of the Company’s current assets. In addition, to the best of the Company’s knowledge, there were no:

(i)            penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2012;

(ii)           penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or

(iii)          settlement agreements entered into by the Company before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2012.

Interest of MANAGEMENT AND OTHERS in Material Transactions

Other than as disclosed herein, the Company is not aware of any material interest, direct or indirect, of any director, executive officer, or shareholder that beneficially owns, or controls or directs, directly or indirectly more than 10% of the voting securities of the Company, or any associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year, that has materially affected, or is reasonably expected to materially affect the Company.

Transfer Agents and Registrars

The registrar and transfer agent for the Company is Computershare Trust Company, Inc.:

P.O. Box 43078                                                           9th Flr, 100 University Avenue

Providence, RI   02940-3078                           Toronto, Ontario Canada M5J 2Y1

Material Contracts

At the date of this Annual Information Form, the Company is not party to any material contract, other than any contract entered into in the ordinary course of business, that was entered into during the Company’s most recently completed financial year, or before the most recently completed financial year that is still in effect, except for the Indenture (as amended) and the Soltoro Agreement, the particulars of which are provided herein.

Interests of Experts

There is no person or company who is named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under Canadian National Instrument 51-102 Continuous Disclosure Obligations, by the Company during, or related to, its most recently completed financial year and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company, other PricewaterhouseCoopers LLP.

PricewaterhouseCoopers LLP is the Company’s auditor and has provided their auditors’ report in the audited consolidated financial statements for the financial year ended December 31, 2012 and on the effectiveness of internal control over financial reporting as of December 31, 2012. PricewaterhouseCoopers LLP has advised the Company that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the meaning of the Securities Acts administered by the U.S. Securities and Exchange Commission.

In addition, none of the aforementioned person(s), nor any director, officer or employee of any of the aforementioned person(s), is or is expected to be elected, appointed or employed as a director, officer or employee of the Company.

Exhibit 99.1    Annual Information Form - Page 21

Additional information, including directors' and officers' remuneration, principal holders of Company securities, securities authorized for issuance under compensation plans and interests of insiders in material transactions, where applicable, is contained in the 2012 Proxy Circular in respect of its most recent annual meeting of shareholders that involved the election of directors. In addition, the Company’s audited consolidated financial statements for the year ended December 31, 2012, together with the auditor’s report thereon, and managements’ discussion and analysis for the most recently completed financial year are also available separately, all of which may be obtained upon request made to the Company or electronically from the Internet on the SEDAR website at www.sedar.com  and www.sec.gov.

Exhibit 99.1    Annual Information Form - Page 22

Exhibit 99.2 – Audited Consolidated Financial Statements

To the Shareholders of Gold Reserve Inc.

The accompanying audited consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in the United States, consistently applied and within the framework of the summary of significant accounting policies contained therein. Management is responsible for all information in the accompanying audited consolidated financial statements.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and in the U.S.  Internal control over financial reporting includes:

•         maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•         providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s financial statements in accordance with generally accepted accounting principles;

•         providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of the executive officers of the Company; and

•         providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s financial statements would be prevented or detected.

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by the Company’s independent auditors, PricewaterhouseCoopers LLP ("PwC"), a registered public accounting firm, as stated in their audit report, which is dated March 21, 2013 and included below.

/s/ Rockne J. Timm                                                                                             /s/ Robert A. McGuinness

     Chief Executive Officer                                                                                      Vice President–Finance and CFO

     March 25, 2013                                                                                                    March 25, 2013

Exhibit 99.2     Audited Consolidated Financial Statements - Page 1

Independent Auditor’s Report

To the Shareholders of Gold Reserve Inc.

We have completed integrated audits of Gold Reserve Inc.’s (“Gold Reserve”) 2012 and 2011 consolidated financial statements and an audit of its internal control over financial reporting as at December 31, 2012. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Gold Reserve, which comprise the consolidated balance sheets as at December 31, 2012 and 2011 and the consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012 and cumulatively for the period from January 1, 2010 to December 31, 2012, and the related notes.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Gold Reserve as at December 31, 2012 and 2011 and its financial operations and its cash flows for each of the three years in the period ended December 31, 2012 and cumulatively for the period from January 1, 2010 to December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Exhibit 99.2     Audited Consolidated Financial Statements - Page 2

Report on internal control over financial reporting

We have also audited Gold Reserve’s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying financial statements.

Auditor’s responsibility

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

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Gold Reserve maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

s/PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 21, 2013

Exhibit 99.2     Audited Consolidated Financial Statements - Page 3

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED BALANCE SHEETS

December 31, 2012 and 2011

 (Expressed in U.S. dollars)

	2012	2011
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)	$8,347,518	$57,677,370
Assets held for sale (Note 7)	–	450,000
Marketable securities (Notes 5, 6)	723,449	892,271
Deposits, advances and other	175,293	194,802
Total current assets	9,246,260	59,214,443
Property, plant and equipment, net (Note 7)	19,190,792	19,125,626
Total assets	$28,437,052	$78,340,069
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses	$914,977	$2,076,131
Accrued interest	64,269	234,545
Total current liabilities	979,246	2,310,676

Convertible notes (Note 12)	20,025,454	101,833,491
Other (Note 12)	1,012,491	–
Total liabilities	22,017,191	104,144,167

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value

Authorized:

Unlimited

Issued:

None

Common shares and equity units

283,482,779

244,023,265

Class A common shares, without par value

Authorized:

Unlimited

Issued and outstanding:

2012…72,211,473

2011…59,043,972

Equity Units

Issued and outstanding:

2012…500,236

2011…500,236

Contributed Surplus

5,171,603

5,171,603

Stock options (Note 9)

19,762,883

17,143,278

Accumulated deficit

(302,209,087)

(292,183,986)

Accumulated other comprehensive income

211,683

41,742

Total shareholders' equity (deficit)

6,419,861

(25,804,098)

Total liabilities and shareholders' equity

$

28,437,052

$

78,340,069

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

            s/ Chris D. Mikkelsen                                                                 s/ Patrick D. McChesney

Exhibit 99.2     Audited Consolidated Financial Statements - Page 4

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Expressed in U.S. dollars)

					January 1, 2010
	For the Years Ended December 31,				through
	2012	2011	2010		December 31, 2012
OTHER INCOME (LOSS)
Interest	$15,727	$116,956	$242,170		$374,853
Litigation settlement (Note 13)	1,891,035	–	–		1,891,035
Gain on sale of marketable securities	7,373	772,698	241,621		1,021,692
Loss on impairment of marketable securities	(433,973)	–	–		(433,973)
Gain on sale of equipment	97,965	1,460,727	419,413		1,978,105
Gain on sale of subsidiaries (Note 10)	–	–	474,577		474,577
Gain on settlement of debt (Note 12)	8,089,095	1,304	–		8,090,399
Foreign currency gain (loss)	(33,769)	6,829	(21,907)		(48,847)
	9,633,453	2,358,514	1,355,874		13,347,841
EXPENSES
Corporate general and administrative	6,784,223	6,076,547	3,814,349		16,675,119
Exploration	940,122	1,291,527	–		2,231,649
Legal and accounting	1,490,716	518,216	446,611		2,455,543
Venezuelan operations	586,956	1,163,792	1,714,543		3,465,291
Arbitration (Note 3)	3,416,729	6,659,359	6,289,647		16,365,735
Equipment holding costs	1,037,600	1,669,254	1,567,181		4,274,035
Write-down of machinery and equipment	71,166	1,881,959	2,518,796		4,471,921
	14,327,512	19,260,654	16,351,127		49,939,293
Loss before interest expense	(4,694,059)	(16,902,140)	(14,995,253)		(36,591,452)

Interest expense	(5,331,042)	(6,710,253)	(6,641,877)		(18,683,172)
Net loss for the period	$(10,025,101)	$(23,612,393)	$(21,637,130)		$(55,274,624)

Net loss per share, basic and diluted	$(0.16)	$(0.40)	$(0.37)	$
Weighted average common shares outstanding	61,377,173	59,470,615	57,754,492

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Expressed in U.S. dollars)

				January 1, 2010
	For the Years Ended December 31,			through
	2012	2011	2010	December 31, 2012

Net loss for the period	$(10,025,101)	$(23,612,393)	$(21,637,130)	$(55,274,624)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities	(256,659)	(403,475)	1,736,761	1,076,627
Realized gains included in net loss	(7,373)	(772,698)	(241,621)	(1,021,692)
Impairment of marketable securities	433,973	–	–	433,973
Other comprehensive income (loss)	169,941	(1,176,173)	1,495,140	488,908
Comprehensive loss for the period	$(9,855,160)	$(24,788,566)	$(20,141,990)	$(54,785,716)

The accompanying notes are an integral part of the consolidated financial statements.

Exhibit 99.2     Audited Consolidated Financial Statements - Page 5

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2012, 2011 and 2010

(Expressed in U.S. dollars)

	Common Shares and Equity Units			Contributed Surplus	Common Shares and Equity Units Held by Affiliates	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive income (loss)	KSOP Debt

	Common Shares	Equity Units	Amount
Balance, December 31, 2009	57,694,997	500,236	$242,207,200	$ 5,171,603	$ (636,267)	$ 14,448,889	$(246,934,463)	$ (277,225)	$ (110,691)
Net loss							(21,637,130)
Other comprehensive income								1,495,140
Stock option compensation						99,532
Fair value of options exercised			29,851			(29,851)
Common shares issued for:
Option exercises ($0.29/share avg.)	150,554		43,661
Services ($1.62/share avg.)	924,300		1,503,566
Decrease in shares held by affiliates			(201,820)		636,267
Balance, December 31, 2010	58,769,851	500,236	243,582,458	5,171,603	-	14,518,570	(268,571,593)	1,217,915	(110,691)
Net loss							(23,612,393)
Other comprehensive loss								(1,176,173)
Stock option compensation						2,723,577
Fair value of options exercised			98,869			(98,869)
Common shares issued for:
Option exercises ($0.16/share avg.)	95,921		15,778
Services ($1.83/share avg.)	178,200		326,160
KSOP allocation									110,691
Balance, December 31, 2011	59,043,972	500,236	244,023,265	5,171,603	-	17,143,278	(292,183,986)	41,742	-
Net loss							(10,025,101)
Other comprehensive income								169,941
Stock option compensation						2,682,742
Fair value of options exercised			63,137			(63,137)
Common shares issued for:
Convertible notes restructure	12,412,501		37,185,877
Option exercises ($1.56/share avg.)	52,500		81,925
Services ($3.03/share avg.)	702,500		2,128,575
Balance, December 31, 2012	72,211,473	500,236	$ 283,482,779	$ 5,171,603	$ -	$ 19,762,883	$(302,209,087)	$ 211,683	$ -

The accompanying notes are an integral part of the consolidated financial statements.

Exhibit 99.2     Audited Consolidated Financial Statements - Page 6

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

				January 1, 2010
	For the Years Ended December 31,			through
	2012	2011	2010	December 31, 2012
Cash Flows from Operating Activities:
Net loss for the period	$(10,025,101)	$(23,612,393)	$(21,637,130)	$(55,274,624)

Adjustments to reconcile net loss to net cash

used in operating activities:
Stock option compensation	2,682,742	2,723,577	99,532	5,505,851
Depreciation	22,806	68,222	132,653	223,681
Gain on settlement of debt	(8,089,095)	(1,304)	–	(8,090,399)
Gain on sale of equipment	(97,965)	(1,460,727)	(419,413)	(1,978,105)

Gain on sale of subsidiaries

	–	–	(474,577)	(474,577)

Write-down of machinery and equipment

	71,166	1,881,959	2,518,796	4,471,921

Amortization of premium on marketable

debt securities

	–	–	175,020	175,020
Accretion of convertible notes	852,045	1,081,074	1,012,682	2,945,801
Securities received in settlement of litigation	(101,482)	–	–	(101,482)
Net gain on sale of marketable securities	(7,373)	(772,698)	(241,621)	(1,021,692)
Impairment of marketable securities	433,973	–	–	433,973
Shares issued for compensation and KSOP	2,125,815	1,560,159	470,415	4,156,389
Changes in non-cash working capital:
Net decrease in deposits and advances	22,269	189,712	91,812	303,793

Net increase (decrease) in accounts payable

and accrued expenses

	(1,061,430)	442,976	(2,156,853)	(2,775,307)
Net cash used in operating activities	(13,171,630)	(17,899,443)	(20,428,684)	(51,499,757)
Cash Flows from Investing Activities:
Proceeds from disposition of marketable securities	13,645	1,666,751	11,158,787	12,839,183
Purchase of marketable securities	–	(698,574)	(1,028,144)	(1,726,718)
Purchase of property, plant and equipment	(159,138)	(50,478)	(9,496,692)	(9,706,308)
Proceeds from sales of equipment	277,965	16,457,541	8,914,615	25,650,121
Decrease in restricted cash	–	–	9,489,777	9,489,777
Deconsolidation of subsidiaries	–	–	(1,429,655)	(1,429,655)
Net cash provided by investing activities	132,472	17,375,240	17,608,688	35,116,400
Cash Flows from Financing Activities:
Net proceeds from the issuance of common shares	81,925	15,778	43,661	141,364
Restructure fees	(2,585,119)	–	–	(2,585,119)
Settlement of convertible notes	(33,787,500)	(683)	–	(33,788,183)
Net cash provided by (used in) financing activities	(36,290,694)	15,095	43,661	(36,231,938)
Change in Cash and Cash Equivalents:
Net decrease in cash and cash equivalents	(49,329,852)	(509,108)	(2,776,335)	(52,615,295)
Cash and cash equivalents - beginning of period	57,677,370	58,186,478	60,962,813	60,962,813
Cash and cash equivalents - end of period	$8,347,518	$57,677,370	$58,186,478	$8,347,518

The accompanying notes are an integral part of the consolidated financial statements.

Exhibit 99.2     Audited Consolidated Financial Statements - Page 7

Note 1.      The Company and Significant Accounting Policies:

The Company. Gold Reserve Inc. (the "Company") is engaged in the business of acquiring, exploring and developing mining projects. The Company is an exploration stage company incorporated in 1998 under the laws of the Yukon Territory, Canada and is the successor issuer to Gold Reserve Corporation which was incorporated in 1956.

In February 1999 each Gold Reserve Corporation shareholder exchanged its shares for an equal number of Gold Reserve Inc. Class A Common shares except in the case of certain U.S. holders who for tax reasons elected to receive equity units which are comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share and substantially equivalent to a Class A common share.

The Company’s recent activities have included: obtaining a working interest in the La Tortuga project, establishing the local operating entity and commencing related exploration (See Note 7 to the audited consolidated financial statements); concluding the redemption and restructuring of the Company’s convertible notes (See Note 12 to the audited consolidated financial statements); implementing its plan to regain compliance with the NYSE-MKT (the "NYSE" or "Exchange") continued listing standards which was denied by the Exchange on March 7, 2013; defending and ultimately settling litigation related to a breach of fiduciary responsibility during the course of a 2008 unsolicited takeover bid (See Note 13 to the audited consolidated financial statements); and since 2009, executing the Company’s arbitration claim against Venezuela as well as continued efforts to reach an amicable settlement (See Note 3 to the audited consolidated financial statements). The Company has no revenue producing mining operations at this time. All amounts shown herein are expressed in U.S. dollars unless otherwise noted.

Principles of Consolidation. These audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The statements include the accounts of the Company, Gold Reserve Corporation, four Venezuelan subsidiaries, a Mexican subsidiary and four other subsidiaries which were formed to hold the Company’s interest in its foreign subsidiaries or for future transactions. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. The Company’s policy is to consolidate those subsidiaries where control exists. Certain reclassifications have been made to prior year amounts in order to conform to the current year presentation.

Development Stage Enterprise. As a result of the expropriation of the Brisas Project by the Venezuelan government, the Company was forced to abandon its development efforts on the project and, in 2009, expensed all capitalized costs associated with its development. The expropriation resulted in the end of the development of the Brisas Project and management considers January 1, 2010 a new inception date of the continued development of the Company’s business of acquiring and exploring other mining projects. ASC 915 requires additional disclosures of development stage enterprises including cumulative amounts from the inception of the development stage.

Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value.  The Company manages the exposure of its cash and cash equivalents to credit risk by diversifying its holdings into major Canadian and U.S. financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Exhibit 99.2     Audited Consolidated Financial Statements - Page 8

Property, Plant and Equipment. Property, plant and equipment are recorded at the lower of cost less accumulated depreciation or estimated net realizable value. Included in property, plant and equipment is $29 million of equipment that has been adjusted to an estimated net realizable value of $19 million which is not being depreciated. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset.

Assets Held for Sale.   Long-Lived assets are classified as held for sale in the period in which certain criteria are met. Assets held for sale are measured at the lower of carrying amount or fair value less cost to sell and are not depreciated as long as they remain classified as held for sale.

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

Foreign Currency. The U.S. dollar is the Company’s (and its foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. The Company uses the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Fair value of restricted stock issued as compensation is based on the grant date market value and expensed over the vesting period. The Company also maintains the Gold Reserve Director and Employee Retention Plan. Each Unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. The Company will not accrue a liability for these units until and unless events required for vesting of the units occur.  Stock options and Units granted under their respective plans become fully vested and exercisable and/or payable upon a change of control.

Bonus Pool Plan. The Company maintains a Bonus Plan related to the outcome of its arbitration against Venezuela as described in Note 3. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause. The Company will not accrue a liability for this Plan until and unless events required for payment under the Plan occur.

Income Taxes. The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

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

Exhibit 99.2     Audited Consolidated Financial Statements - Page 9

Measurement Uncertainty. The realizable value of the remaining equipment, originally purchased for the Brisas Project, may be different than management’s current estimate. Any operations the Company may have are subject to the effects of changes in legal, tax and regulatory regimes, political, labor and economic developments, social and political unrest, currency and exchange controls,  import/export restrictions and government bureaucracy in the countries in which it operates. The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A and B common shares outstanding during each year. In periods in which a loss is incurred, the effect of potential issuances of shares under options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Convertible Notes.  Convertible notes are classified as a liability and are initially recorded at their estimated fair value, net of issuance costs. The notes are subsequently accreted to face value using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense.

Comprehensive Loss.  Comprehensive loss includes net loss and other comprehensive income or loss. Other comprehensive loss may include unrealized gains and losses on available-for-sale securities and gains and losses on certain derivative instruments. The Company presents comprehensive loss and its components in the audited consolidated statements of comprehensive loss.

Financial Instruments.  Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. If a decline in fair value of a security is determined to be other than temporary, an impairment loss is recognized. Cash and cash equivalents, deposits and advances are accounted for at cost which approximates fair value. Accounts payable and accrued expenses are recorded at amortized cost.

Contingent Value Rights.  Contingent value rights are obligations arising from the disposition of a portion of the rights to future proceeds of an arbitration award against Venezuela and/or the sale of mining data.

Note 2.      New Accounting Policies:

In February 2013, the FASB issued Accounting Standards Update 2013-02 which contains requirements regarding the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update are effective for reporting periods beginning after December 15, 2012 and are not expected to have a significant impact on the Company’s financial statements.

 In June 2011, the FASB issued Accounting Standards Update 2011-05 that requires changes in the presentation of comprehensive income. Entities have the option of presenting the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of the updated guidance effective January 1, 2012 did not have an effect on the Company’s financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04 which contains amendments resulting in common fair value measurement and disclosure requirements in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. The amendments change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. This update was effective for the Company beginning January 1, 2012 and did not have a significant impact on the Company’s financial statements.

Exhibit 99.2     Audited Consolidated Financial Statements - Page 10

Note 3.      Expropriation of Brisas Project by Venezuela and Related Arbitration:

From 1992 to 2008 the Company focused substantially all of its management and financial resources on the development of the Brisas Project. In April 2008, after a series of actions which concluded with the revocation of the Company’s previously authorized right to develop the Brisas Project, the Venezuelan government expropriated the Brisas Project and also effectively deprived the Company of its ability to further develop the Choco 5 Property.

In October 2009 the Company began the Brisas Arbitration by filing a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID"), against the Bolivarian Republic of Venezuela ("Respondent") seeking compensation in the arbitration for all of the losses and damages resulting from Venezuela’s wrongful conduct (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)). The Company’s claim as last updated in its July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of the Company’s reply) of approximately $400 million. The claim, including interest accrued since the loss to July 29, 2011, represents the full market value of the legal rights to develop the Brisas Project at the date of the Tribunal’s decision and the value of the Choco 5 Property.

The Company is well advanced in the arbitration process. After the parties each made several filings, the Tribunal held an oral hearing with the parties in Washington, D.C. which concluded on February 17, 2012. The Company and Respondent both submitted post-hearing briefs on March 16, 2012, commenting in conclusion on the full evidentiary record, as is typically permitted in such arbitrations. In July 2012, the Tribunal issued a procedural order requesting the production of further evidence related to valuation issues. The parties have been requested to submit a joint report from their technical experts by April 26, 2013 and to submit observations of the parties on the experts’ report by May 24, 2013 with a hearing sometime in early June 2013 if either party requests.

An ICSID Additional Facility Award is enforceable globally under the New York Convention, an international convention regarding the recognition and enforcement of arbitral awards with over one hundred forty State parties. There are clear, well documented procedures for identifying sovereign assets located in one or more of these States and for enforcing arbitral awards by attaching such assets.

The Board of Directors approved a Bonus Pool Plan ("Bonus Plan") in May 2012, which is intended to reward the participants, including named executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the arbitration claim and the collection of an award, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds or the fair value of any consideration related to such transactions less applicable taxes times 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause. The Company currently does not accrue a liability for the Bonus Plan as events required for payment under the Plan have not yet occurred.

Pursuant to its recent debt restructuring (See Note 12 to the audited consolidated financial statements), the Company issued a CVR which entitles each note holder to receive, net of certain deductions (including income tax calculation), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data. The proceeds, if any, could be cash, commodities, bonds, shares or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR.

Exhibit 99.2     Audited Consolidated Financial Statements - Page 11

Note 4.      Cash and Cash Equivalents:

	2012	2011
U.S. Treasury bills	$–	$40,000,000
Bank deposits	2,981,234	12,238,554
Money market funds	5,366,284	5,438,816
Total	$8,347,518	$57,677,370

At December 31, 2012 and 2011, the Company had cash of approximately $9,000 and $88,000 respectively, in Venezuela.

Note 5.      Marketable Securities:

	2012	2011
Fair value at beginning of year	$892,271	$2,263,923
Acquisitions	101,482	698,574
Dispositions, at cost	(6,272)	(894,053)
Realized gain	(7,373)	(772,698)
Unrealized loss	(256,659)	(403,475)
Fair value at balance sheet date	$723,449	$892,271

The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized. Realized gains and losses are based on the average cost method. In 2012, declines in the fair value of certain securities were determined to be other than temporary and as a result the Company recognized an impairment loss of $433,973. As of December 31, 2012 and 2011, marketable securities had a cost basis of $511,766 and $850,529, respectively.

Note 6.      Fair Value Measurements:

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions.

	Fair value December 31, 2012	Level 1	Level 2	Level 3
Marketable securities	$ 723,449	$ 723,449	–	–

	Fair value December 31, 2011	Level 1	Level 2	Level 3
Marketable securities	$ 892,271	$ 892,271	–	–

Exhibit 99.2     Audited Consolidated Financial Statements - Page 12

Note 7.      Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
December 31, 2012
Machinery and equipment	$18,985,828	$–	$18,985,828
Furniture and office equipment	526,363	(485,409)	40,954
Leasehold improvements	41,190	(41,190)	–
Venezuelan property and equipment	171,445	(157,445)	14,000
Mineral property	150,010	–	150,010
	$19,874,836	$(684,044)	$19,190,792

		Accumulated
	Cost	Depreciation	Net
December 31, 2011
Machinery and equipment	$18,985,828	$–	$18,985,828
Furniture and office equipment	517,235	(463,066)	54,169
Leasehold improvements	41,190	(40,727)	463
Venezuelan property and equipment	1,415,972	(1,330,806)	85,166
	$20,960,225	$(1,834,599)	$19,125,626

Machinery and equipment includes amounts paid for equipment previously intended for use on the Brisas Project. At December 31, 2011 equipment with a carrying value of approximately $0.45 million was reclassified to Assets held for sale and sold during the first quarter of 2012 for its carrying value.

In April 2012 the Company entered into an Option Agreement with Soltoro Ltd. ("Soltoro") whereby Soltoro granted Gold Reserve the right to earn an undivided 51% interest in the La Tortuga Property located in Jalisco State, Mexico (the "Soltoro Agreement"). The Soltoro Agreement allows the Company to acquire an undivided 51% interest by making an aggregate $650,000 in option payments to Soltoro as well as expending $3 million on the property over 3 years. At completion of the earn-in a joint venture agreement will be formalized. The Company may subsequently exercise an option to acquire an additional 9% interest in the La Tortuga Property for $2,000,000. Upon signing, the Company made an initial $50,000 option payment and at the end of July 2012 the Company made an additional $100,000 option payment to Soltoro. La Tortuga is an 11,562 hectare property being investigated for its base and precious metal potential with occurrences of copper and gold mineralization over 49 square kilometers, including iron oxide copper gold deposits, copper porphyries and epithermal gold and/or base metal veining.

Note 8.            KSOP Plan:

The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. Unallocated shares are recorded as a reduction to shareholders’ equity. Allocation of common shares or cash contributions to participants’ accounts, subject to certain limitations, is at the discretion of the Company’s board of directors. The fair market value of the shares when allocated is recorded in the statement of operations with a reduction of the KSOP debt account. Cash contributions for the Plan years 2012, 2011 and 2010 were approximately $169,000, $127,000 and $175,000 respectively. Additionally, in 2011 the Plan allocated common shares valued at $110,690 to eligible participants.

Exhibit 99.2     Audited Consolidated Financial Statements - Page 13

Note 9.      Stock Based Compensation Plans:

Equity Incentive Plans

In order to comply with the requirements of the TSX Venture Exchange ("TSXV"), the Company adopted and the shareholders approved on June 27, 2012, the 2012 Equity Incentive Plan (the "2012 Plan") to replace the Company’s previous equity incentive plans: the 1997 Equity Incentive Plan (the "1997 Plan") and the 2008 Venezuelan Equity Incentive Plan (the "Venezuelan plan"). Upon shareholder approval, all awards previously granted pursuant to the 1997 Plan and the Venezuelan Plan became subject to the 2012 Plan and the previous plans were terminated.  The 2012 Plan permits the grants of stock options of up to 10% of the issued and outstanding common shares of the Company on a rolling basis. As of December 31, 2012 there were 517,983 options available for grant. The Company provides newly issued shares to satisfy stock option exercises. The grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Company’s board of directors.

Share option transactions for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012		2011		2010
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	5,185,188	$ 1.42	3,178,102	$ 2.39	4,573,318	$ 2.67
Options exercised	(52,500)	1.56	(138,501)	0.93	(150,554)	0.29
Options expired	–	–	(1,521,413)	4.52	(1,142,745)	3.75
Options forfeited	–	–	(126,000)	1.82	(101,917)	2.83
Options granted	1,620,500	2.89	3,793,000	1.85	–	–
Options outstanding - end of period	6,753,188	$ 1.77	5,185,188	$ 1.42	3,178,102	$ 2.39

Options exercisable - end of period	4,568,988	$ 1.59	2,897,688	$ 1.07	3,178,102	$ 2.39

The following table relates to stock options at December 31, 2012:

	Outstanding Options				Exercisable Options
Exercise Price Range	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$0.29 - $0.29	1,079,188	$0.29	$3,259,148	0.93	1,079,188	$0.29	$3,259,148	0.93
$0.73 - $0.73	468,500	$0.73	1,208,730	1.21	468,500	$0.73	1,208,730	1.21
$1.82 - $1.82	2,635,000	$1.82	3,926,150	3.01	1,966,250	$1.82	2,929,713	3.01
$1.92 - $1.92	950,000	$1.92	1,320,500	8.44	-	-	-	-
$2.89 - $2.89	1,620,500	$2.89	680,610	4.08	1,055,050	$2.89	443,121	4.08
$0.29 - $2.89	6,753,188	$1.77	$10,395,138	3.57	4,568,988	$1.59	$7,840,712	2.58

During the years ended December 31, 2012 and 2011, the Company granted approximately 1.6 million and 3.8 million options, respectively. The Company recorded non-cash compensation expense during 2012, 2011 and 2010 of $2.7 million, $2.7 million and $0.1 million, respectively, for stock options granted in 2012 and prior periods. As of December 31, 2012, compensation expense of $0.4 million related to unvested options remains to be recognized over the remaining vesting period.

Exhibit 99.2     Audited Consolidated Financial Statements - Page 14

The weighted average grant date fair value of options granted during the years ended December 31, 2012 and 2011 was calculated at $1.22 and $1.23, respectively. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

	2012	2011
Risk free interest rate	0.29%	1.52%
Expected Term	2.9 years	4.0 years
Expected volatility	65%	97%
Dividend yield	nil	nil

The risk free interest rate is based on the U.S. Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and expected post-vesting behavior. The expected volatility is based on historical volatility of the Company’s stock over a period equal to the expected term of the option.

Restricted Stock

 During the years ended December 31, 2012, 2011 and 2010, the Company issued 0.7 million, 0.2 million and 0.9 million shares of restricted stock, respectively to employees and directors of the Company. The fair value of restricted stock issued as compensation is based on the grant date market value and expensed over the vesting period. The Company recorded non-cash compensation expense during 2012, 2011 and 2010 of $2.1 million, $1.4 million and $0.5 million, respectively, for stock issued in 2012 and prior periods.

Retention Units Plan

The Company also maintains the Gold Reserve Director and Employee Retention Plan.  Units granted under the plan become fully vested and payable upon achievement of certain milestones related to the Brisas Project or in the event of a change of control.  The Company’s Board of Directors has considered, but not acted upon alternative vesting provisions for the units to more adequately reflect the current business objectives of the Company. Each unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater.  As of December 31, 2012 an aggregate of 1,457,500 unvested units have been granted to directors and executive officers of the Company and 315,000 units have been granted to other employees.  The Company currently does not accrue a liability for these units as events required for vesting of the units have not yet occurred. The minimum value of these units, based on the grant date value of the Class A shares, was approximately $7.7 million.

Note 10.    Related Party Transactions:

MGC Ventures Inc. ("MGC Ventures"). The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of MGC Ventures. On December 15, 2010, the non-affiliated shareholders of MGC Ventures approved the redemption of all of the shares of MGC Ventures common stock held by Gold Reserve. Gold Reserve received $0.9 million and recorded a gain on sale of subsidiary of $0.2 million. Prior to the redemption, Gold Reserve owned 12,062,953 common shares of MGC Ventures which represented 44% of its outstanding shares. MGC Ventures owned 258,083 common shares of the Company at December 31, 2012 and 2011.  During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

Exhibit 99.2     Audited Consolidated Financial Statements - Page 15

Great Basin Energies Inc. ("Great Basin"). The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of Great Basin. On December 15, 2010, the non-affiliated shareholders of Great Basin approved the redemption of all of the shares of Great Basin common stock held by Gold Reserve. Gold Reserve received $1.2 million and recorded a gain on sale of subsidiary of $0.3 million. Prior to the redemption, Gold Reserve owned 15,661,595 common shares of Great Basin which represented 45% of its outstanding shares. Great Basin owned 491,192 common shares of the Company at December 31, 2012 and 2011. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

Note 11.    Shareholder Rights Plan:

The Company instituted a shareholder rights plan (the "Rights Plan") in 1999. Since the original approval by the shareholders, the Rights Plan and the Rights Plan agreement have been amended and continued from time to time. In June 2012, the shareholders approved certain amendments to the Rights Plan including continuing the Shareholder Rights Plan until June 30, 2015 and amending certain provisions of the Rights Plan which would exempt the Large Note Holders from triggering the Plan as a result of the Restructuring (See Note 12). The Rights Plan is designed to give the Board of Director’s time to consider alternatives, allow shareholders time to properly assess the merits of a bid and insure they receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company’s outstanding shares without complying with the "permitted bid" provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase Class A common shares of the Company at a 50% discount to the market price at the time.

Note 12.    Convertible Notes:

In May 2007, the Company issued $103,500,000 aggregate principal amount of senior subordinated convertible notes ("Old Notes"), of which $102,347,000 remained outstanding prior to June 15, 2012. Old Notes with a face value of $1,153,000 were previously settled in cash or repurchased by the Company in the open market at a total cost of approximately $452,000. Such Old Notes included interest at a rate of 5.50% annually, paid semi-annually in arrears and originally matured on June 15, 2022.

On May 16, 2012, the Company notified the holders of Old Notes, as required by the Indenture governing such notes (the "Indenture"), that they had the right to require the Company to purchase all or a portion of their Old Notes on June 15, 2012 and that, pursuant to a negotiated agreement with the largest note holders, the Company would pay, in cash, any such notes validly surrendered. On June 15, 2012, pursuant to the put option provided in the Indenture (the "Put Option"), holders of Old Notes elected to surrender approximately $16.9 million of the Old Notes to the Company for cash leaving a remaining balance of approximately $85.4 million.

Concurrent with the Put Option, the Company announced the restructuring agreement (the "Restructuring"), which was approved by shareholders in June 2012, with its three largest holders of Old Notes, who then held approximately 88% of such outstanding Old Notes. Subsequently, in the third quarter, the next largest holder of Old Notes was added to the Restructuring bringing the total amount of outstanding principal under the Old Notes subject to the Restructuring to approximately 98.7%. Thereafter in the third quarter, management also offered the same restructuring terms to the holders of the remaining 1.3% of the Company’s outstanding Old Notes (the "Other Note Holders").

The Restructuring, among other terms, provided for the redemption of the remaining Old Notes held that were not previously surrendered to the Company pursuant to the Put Option. The general terms of the Restructuring were as follows:

For each $1,000 in principal amount, plus any accrued and unpaid interest on the Old Notes through the date on which the Restructuring was consummated:

Exhibit 99.2     Audited Consolidated Financial Statements - Page 16

•         $700 principal amount of Old Notes were exchanged for: (i) $200 in cash, (ii) 147.06 Class A common shares of the Company (equivalent to a conversion price of $3.40), and (iii) a pro rata portion of an aggregate 5.468% Contingent Value Right ("CVR").

•         $300 principal of Old Notes remained outstanding representing the same continuing indebtedness, subject to certain amended terms (the "Modified Notes") including: (i) maturity date of June 29, 2014; (ii) convertible into 250 shares of Class A common stock per $1,000 (equivalent to a conversion price of $4.00) at any time after the closing date upon 3 days prior written notice to the Company; (iii) mandatory redemption obligation for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon certain events related to the receipt of proceeds connected with the arbitration proceedings or sale or other disposition of the Company’s mining data; (iv) optional redemption for shares of Common Stock at the conversion price noted above plus cash for any accrued and unpaid interest if the closing sale price of its Class A common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days; and (v) redemption at maturity by payment of cash in an amount equal to the principal plus accrued and unpaid interest thereon.

The CVR entitles each note holder of the Modified Notes to receive, net of certain deductions (including income tax calculation), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data. The proceeds, if any, could be cash, commodities, bonds, shares or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR.

The Company paid approximately $2.6 million in restructuring costs including $0.9 million to holders of Old Notes electing the Restructuring based on their pro rata share of the total Old Notes restructured and $1.7 million in legal and other transaction costs. The restructuring costs have been allocated to the various components of the consideration given by the Company as detailed below. In addition, the Company paid $4.6 million, $5.6 million and $5.6 million in interest during 2012, 2011 and 2010 respectively.

The offer period related to the Restructuring expired on November 23, 2012 and was finalized on November 27, 2012. Holders of an aggregate of $84,405,000 of Old Notes elected to participate in the Restructuring and $1,042,000 of Old Notes declined to participate. Pursuant to the terms of the Restructuring, the Company paid a total of $16,887,500 cash, issued a total of 12,412,501 Class A common shares, exchanged Old Notes for Modified Notes with a face value of $25,315,000 and issued CVR’s totaling 5.468% of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data.

Management considered the relevant fair value measurement guidance as required by generally accepted accounting principles in order to record the debt restructuring transaction based on the fair value of the consideration given to redeem the Old Notes. At June 15, 2012, the fair value of the agreed upon consideration was estimated to equal the carrying value of the Old Notes of $84.4 million. On November 27, 2012 when the restructuring was completed, the fair value of the aggregate consideration given was estimated at approximately $75.1 million, resulting in a gain on the transaction of approximately $9.3 million which is recorded in the audited consolidated statement of operations net of costs associated with the restructuring transaction. The gain is due to the effect of the decrease in the share price, between June 15, 2012 and the date the restructuring was completed, on the fair value of the consideration given. As of November 27, 2012, management's estimate of the fair value of the consideration given included approximately $16.9 million cash, $37.9 million of equity, $19.3 million of Modified Notes and $1.0 million related to the CVR as summarized below:

	November 27, 2012 Fair Value of Consideration Given
	Cash	Equity	Notes	CVR	Gain	Total
Restructured notes	$16,887,500	$37,858,125	$19,302,688	$1,030,794	$9,325,893	$84,405,000
Restructuring costs		(672,248)	(657,770)	(18,303)	(1,236,798)	2,585,119
		$37,185,877	$18,644,918	$1,012,491	$8,089,095

Exhibit 99.2     Audited Consolidated Financial Statements - Page 17

The face value of convertible notes outstanding subsequent to the Restructuring was $26,357,000, which includes $25,315,000 of Modified Notes and $1,042,000 of Old Notes held by Other Note Holders who declined to participate in the Restructuring. The Modified notes were initially recorded at their estimated fair value, net of restructuring costs and will be accreted to their face value using the effective interest rate method over the expected life of the notes (estimated to be the maturity date of June 29, 2014), with the resulting charge recorded as interest expense.

Estimated fair value of modified notes as of November 27, 2012	$19,302,688
Restructuring costs allocated to modified notes	(657,770)
18,644,918
Accretion of modified notes during 2012	338,536
Carrying value of modified notes as of December 31, 2012	18,983,454
Old notes	1,042,000
Total carrying value of convertible notes as of December 31, 2012	$20,025,454

The remaining Old Notes held by non-electing Other Note Holders continue to be subject to the original terms of the Indenture which include (i) a maturity date of June 15, 2022; (ii) conversion into 132.626 shares of Class A common shares per $1,000 (equivalent to a conversion price of $7.54 per common share) at any time upon prior written notice to the Company; (iii) the ability of the Company, at its option, to redeem all or part of the Old Notes for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest.

The covenants in the Indenture, as amended, relating to both the new Modified Notes and the Old Notes are generally limited to administrative issues such as payments of interest, maintenance of office or agency location, delivery of reports and other related issues. Likewise, events of default are defined as failure to pay interest and principal amounts when due, default in the performance of covenants, failure to convert notes upon holder’s exercise of conversion rights and similar provisions or the Company’s failure to give notice of a fundamental change which is generally defined as events related to a change of control in the Company.

Note 13.    Litigation:

During December 2008, the Company filed an action in the Ontario Superior Court of Justice against Rusoro Mining Ltd and Rusoro’s financial advisor Endeavour Financial International Corporation ("Endeavour") relating to damages from an unsolicited takeover offer.  Both parties filed counterclaims in 2009 and the Company amended its original claim in 2010. In September 2012, the Company entered a settlement agreement with both Endeavour and Rusoro.  Under the settlement, dismissing all legal actions, Endeavour paid the Company Cdn $1,500,000 and Rusoro paid Cdn $250,000, issued 2,500,000 common shares and a note in the amount of $1,000,000 which due to its contingent nature has not been recorded as an assets. The promissory note will become due and payable when Rusoro is successful in the arbitration it has commenced against the Venezuelan Government seeking compensation for the nationalization of Rusoro's gold assets in Venezuela.

Note 14.    Income Tax:

Income tax expense differs from the amount that would result from applying Canadian tax rates to net loss before taxes. These differences result from the items noted below:

	2012	2011	2010
Income tax benefit based on Canadian tax rates	$ 2,506,275	$ 6,257,284	$ 6,058,396
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	623,387	474,459	218,882
Non-deductible expenses	(2,617,969)	(1,428,111)	(473,091)
Change in valuation allowance and other	(511,693)	(5,303,632)	(5,804,187)
	$ –	$ –	$ –

Exhibit 99.2     Audited Consolidated Financial Statements - Page 18

No current income tax has been recorded by the parent company for the three years ended December 31, 2012. The Company has recorded a valuation allowance to reflect the estimated amount of the future tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for future tax assets may be reduced in the near term if the Company’s estimate of future taxable income changes. The components of the Canadian and U.S. future income tax assets as of December 31, 2012 and 2011 were as follows:

	Future Tax Asset
	2012	2011
Accounts payable and accrued expenses	$ 33,869	$ 43,966
Property, plant and equipment	(5,248)	(7,254)
Total temporary differences	28,621	36,712
Net operating loss carry forward	37,543,580	35,659,263
Alternative minimum tax credit	19,871	19,871
Total temporary differences, operating losses
and tax credit carry forwards	37,592,072	35,715,846
Valuation allowance	(37,592,072)	(35,715,846)
Net deferred tax asset	$ –	$ –

At December 31, 2012, the Company had the following U.S. and Canadian tax loss carry forwards:

U.S.	Canadian	Expires
$ –	$ 1,734,082	2014
–	2,161,329	2015
1,386,674	–	2018
1,621,230	–	2019
665,664	–	2020
896,833	–	2021
1,435,774	–	2022
1,806,275	–	2023
2,386,407	–	2024
3,680,288	–	2025
4,622,825	2,624,353	2026
6,033,603	4,870,458	2027
4,360,823	18,563,966	2028
1,769,963	17,593,207	2029
2,159,079	21,735,430	2030
3,216,024	24,338,649	2031
3,041,866	3,399,516	2032
$ 39,083,328	$ 97,020,990

Exhibit 99.2     Audited Consolidated Financial Statements - Page 19

Exhibit 99.3          Management’s Discussion and Analysis

The following Management’s Discussion and Analysis ("MD&A") of Gold Reserve Inc. (the "Company" or "Gold Reserve") should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011 and the related MD&A. This MD&A has been approved by the Board of Directors of the Company and is dated March 22, 2013

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
AND INFORMATION

The information presented or incorporated by reference herein contains both historical information and "forward-looking statements" and "forward-looking information" (within the meaning of the relevant sections of Section 27A of the Securities Act of 1933, as amended (the "Securities Act")  and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "forward-looking information" within the meaning of applicable Canadian securities laws, that state the Company’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements".

In this Management's Discussion and Analysis, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause its actual financial results, performance, or achievements to be materially different from those expressed or implied herein and many of which are out of the Company’s control. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: the Brisas Arbitration, actions by the Venezuelan government, economic and industry conditions influencing the future sale of Brisas Project related equipment, conditions or events impacting the Company’s ability to fund its operations or service its debt, and the overall impact of misjudgments in the course of preparing forward-looking information.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out above, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements. The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•         outcome of the Company’s arbitration against the Bolivarian Republic of Venezuela;

•         continued servicing or restructuring of the Company’s convertible notes or other obligations as they come due;

•         equity dilution resulting from the conversion of the convertible notes in part or in whole to common shares;

•         value realized from the disposition of the remaining Brisas Project related assets;

•         competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations;

•         corruption, uncertain legal enforcement and political and social instability;

•         regulatory, political and economic risks associated with foreign jurisdictions including changes in laws and legal regimes;

•         currency, metal prices and metal production volatility;

•         adverse U.S. and Canadian tax consequences;

•         abilities and continued participation of certain key employees;

Exhibit 99.3     Management’s Discussion & Analysis - Page 1

•         prospects for exploration and development of other mining projects by the Company; and

•         risks normally incident to the exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of the company’s forward-looking statements. See "Risk Factors" for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company’s affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on the company’s website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable Canadian and U.S. securities regulations.  Investors are urged to read the Company’s filings with Canadian and U.S. securities regulatory agencies, which can be viewed online at www.sedar.com  and www.sec.gov, respectively.

This MD&A is intended to assist in understanding and assessing the Company’s results of operations and financial condition and should be read in conjunction with the audited consolidated financial statements and related notes.

Gold Reserve, an exploration stage company, is engaged in the business of acquiring, exploring and developing mining projects. Management’s primary focus during 2012 included:

▪  Obtaining a working interest in the La Tortuga project (the La Tortuga Property"), establishing the local operating entity and commencing related exploration (See Note 7 to the audited consolidated financial statements for the year ended December 31, 2012);

▪  Implementing the Company’s plan to regain compliance with the NYSE-MKT ("NYSE") continued listing standards which was denied by the Exchange on March 7, 2013;

▪  Concluding the restructuring of the Company’s convertible notes in November 2012 (See Note 12 to the audited consolidated financial statements for the year ended December 31, 2012);

▪  Settling litigation related to a breach of fiduciary responsibility during the course of a 2008 unsolicited takeover bid (See Note 13 to the audited consolidated financial statements for the year ended December 31, 2012); and

▪  Executing since 2009, the Company’s arbitration claim against Venezuela including responding to the Tribunal’s July 2012 procedural order requesting the production of further evidence related to valuation issues as well as continued efforts to reach an amicable settlement. (See Note 3 to the audited consolidated financial statements for the year ended December 31, 2012);

Exploration Prospects

La Tortuga Property

The Company entered into an Option Agreement dated April 26, 2012 with Soltoro Ltd. ("Soltoro") whereby Soltoro granted Gold Reserve the right to earn an undivided 51% interest in the La Tortuga Property located in Jalisco State, Mexico (the "Soltoro Agreement"). The Soltoro Agreement allows the Company to acquire an undivided 51% interest by making an aggregate $650,000 in option payments to Soltoro as well as expending $3 million on the property over 3 years. The Company anticipates entering into a joint venture agreement after paying the option payments and making the required expenditures. The Company has an option to acquire an additional 9% interest in the La Tortuga Property for $2,000,000. The Company made an initial $50,000 option payment to Soltoro upon signing and an additional $100,000 option payment in July 2012.

Exhibit 99.3     Management’s Discussion & Analysis - Page 2

The La Tortuga Property, a copper and gold prospect, is an 11,562 hectare property being investigated for its base and precious metal potential with occurrences of copper and gold mineralization over 49 square kilometers, including iron oxide copper gold deposits, copper porphyries and epithermal gold and/or base metal veining. Work on the property has included 151 line-kilometers of induced polarization, 20 drill holes (both diamond core and reverse circulation), mapping and sampling (approximately 1,000 soil, rock chip and stream sediment samples) and ground magnetic survey.

                In addition to several corporate employees providing assistance to our exploration activities, the Company has 11 employees working directly on the La Tortuga project, as well as a number of drilling and other contracted services personnel. Direct employees are expected to increase to over 30 people in 2013 as the exploration program advances. The Company’s 2013 current exploration program, which management expects to substantially complete in 2013 subject to the availability of subcontractors and the addition of qualified new employees, is estimated to cost $3.5 million. The overall objective of the exploration plan is intended to obtain a more comprehensive database on the property.

The Company has commenced the environmental baseline studies required for exploration permitting, as well as future development and has also begun social program works, initiating contact with the local community and baseline work for social impact studies which will ultimately lead to a comprehensive social impact and mitigation plan for any future development. An airborne geophysical survey is being presently being conducted on the property, as is continuing ground based mapping, sampling, geochemistry and geophysical studies. These activities are intended to support and inform the 7,000 to 12,000 meter drill program planned for 2013 to test four known mineralized targets which are along a projected trend of mineralized structures identified by past exploration and drilling activities. Additional drilling will also be initiated on other mineral targets as well as any new targets that may be generated by on-going exploration work.

In addition to the Soltoro Agreement, management has identified a number of other potential mineral prospects both inside Mexico and in other countries and has signed or is in the process of signing confidentiality agreements allowing access to the target company’s confidential information regarding such prospects. During 2012 and 2011 the Company incurred and separately reported approximately $0.9 million and $1.3 million, respectively, in exploration expense which excludes indirect costs during the same periods of similar magnitude that are recorded as general and administrative expenses and expended in support of our evaluation, exploration and acquisition activities and establishment of our Mexican subsidiary to satisfy regulatory matters in Mexico.

As with any similarly-situated mining company, the Company is evaluating multiple prospects and our efforts are subject to, among other things, the mineralized potential, the terms of any agreement, the level and quality of previous work completed by the target companies, schedules, weather and geography. The Company is focusing on prospects that have potential for success and generally located in a politically friendly jurisdiction which has clear and well established mining, tax and environmental laws, an experienced mining authority and likely to be an open pit versus an underground prospect.

Exchange Listings

In June and November 2011, the NYSE and the Toronto Stock Exchange (the "TSX"), respectively, concluded that the Company "no longer complied" with its listing rules due to the expropriation of Brisas and thereby advised the Company that they intended to delist the Company’s common shares.  The Company appealed both notifications.

With regard to the Company’s appeal to the TSX, the TSX determined the Company’s plan was not sufficiently advanced to allow additional time to regain compliance, which resulted in the removal of the Company’s common shares from the TSX to the TSXV on February 1, 2012.

Exhibit 99.3     Management’s Discussion & Analysis - Page 3

With regard to the Company’s appeal to the NYSE, the Company was permitted to enter into a plan of compliance, but ultimately did not meet a key term of the plan.  Even though the Company believes it regained compliance with the NYSE continued listing standards on an overall basis, the NYSE again sent written notice of intent to file a delisting application in January 2013.  The Company appealed again and an oral hearing with an independent panel was held on February 28, 2013.  The NYSE notified the Company that its appeal had been denied on March 7, 2013, and subsequently suspended the Company’s common shares at the market close on March 14, 2013. As of the date hereof, the Company’s common shares continue to trade on the TSXV and the OTCQB with the symbol "GRZ.V" and "GDRZF", respectively.

Convertible Notes Restructuring

In May 2007, the Company issued $103,500,000 aggregate principal amount of senior subordinated convertible notes ("Old Notes"), of which $102,347,000 remained outstanding prior to June 15, 2012. Old Notes with a face value of $1,153,000 were previously settled in cash or repurchased by the Company in the open market at a total cost of approximately $452,000. Such Old Notes included interest at a rate of 5.50% annually, paid semi-annually in arrears and originally matured on June 15, 2022.

On May 16, 2012, the Company notified the holders of Old Notes, as required by the Indenture governing such notes (the "Indenture"), that they had the right to require the Company to purchase all or a portion of their Old Notes on June 15, 2012 and that, pursuant to a negotiated agreement with the largest note holders, the Company would pay, in cash, any such notes validly surrendered. On June 15, 2012, pursuant to the put option provided in the Indenture (the "Put Option"), holders of Old Notes elected to surrender approximately $16.9 million of the Old Notes to the Company for cash leaving a remaining balance of approximately $85.4 million.

Concurrent with the Put Option, the Company announced the restructuring agreement (the "Restructuring"), which was approved by shareholders in June 2012, with its three largest holders of Old Notes, who then held approximately 88% of such outstanding Old Notes. Subsequently, in the third quarter, the next largest holder of Old Notes was added to the Restructuring bringing the total amount of outstanding principal under the Old Notes subject to the Restructuring to approximately 98.7%. Thereafter in the third quarter, management also offered the same restructuring terms to the holders of the remaining 1.3% of the Company’s outstanding Old Notes (the "Other Note Holders").

The Restructuring, among other terms, provided for the redemption of the remaining Old Notes held that were not previously surrendered to the Company pursuant to the Put Option. The general terms of the Restructuring were as follows:

For each $1,000 in principal amount, plus any accrued and unpaid interest on the Old Notes through the date on which the Restructuring was consummated:

•         $700 principal amount of Old Notes were exchanged for: (i) $200 in cash, (ii) 147.06 Class A common shares of the Company (equivalent to a conversion price of $3.40), and (iii) a pro rata portion of an aggregate 5.468% Contingent Value Right ("CVR").

•         $300 principal of Old Notes remained outstanding representing the same continuing indebtedness, subject to certain amended terms (the "Modified Notes") including: (i) maturity date of June 29, 2014; (ii) convertible into 250 shares of Class A common stock per $1,000 (equivalent to a conversion price of $4.00) at any time after the closing date upon 3 days prior written notice to the Company; (iii) mandatory redemption obligation for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon certain events related to the receipt of proceeds connected with the arbitration proceedings or sale or other disposition of the Company’s mining data; (iv) optional redemption for shares of Common Stock at the conversion price noted above plus cash for any accrued and unpaid interest if the closing sale price of its Class A common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days; and (v) redemption at maturity by payment of cash in an amount equal to the principal plus accrued and unpaid interest thereon.

Exhibit 99.3     Management’s Discussion & Analysis - Page 4

The CVR entitles each note holder of the Modified Notes to receive, net of certain deductions (including income tax calculation), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data. The proceeds, if any, could be cash, commodities, bonds, shares or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR.

The Company paid approximately $2.6 million in restructuring costs including $0.9 million to holders of Old Notes electing the Restructuring based on their pro rata share of the total Old Notes restructured and $1.7 million in legal and other transaction costs. The restructuring costs have been allocated to the various components of the consideration given by the Company as detailed below. In addition, the Company paid $4.6 million, $5.6 million and $5.6 million in interest during 2012, 2011 and 2010 respectively.

The offer period related to the Restructuring expired on November 23, 2012 and was finalized on November 27, 2012. Holders of an aggregate of $84,405,000 of Old Notes elected to participate in the Restructuring and $1,042,000 of Old Notes declined to participate. Pursuant to the terms of the Restructuring, the Company paid a total of $16,887,500 cash, issued a total of 12,412,501 Class A common shares, exchanged Old Notes for Modified Notes with a face value of $25,315,000 and issued CVR’s totaling 5.468% of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data.

Management considered the relevant fair value measurement guidance as required by generally accepted accounting principles in order to record the debt restructuring transaction based on the fair value of the consideration given to redeem the Old Notes. At June 15, 2012, the fair value of the agreed upon consideration was estimated to equal the carrying value of the Old Notes of $84.4 million. On November 27, 2012 when the restructuring was completed, the fair value of the aggregate consideration given was estimated at approximately $75.1 million, resulting in a gain on the transaction of approximately $9.3 million which is recorded in the audited consolidated statement of operations net of costs associated with the restructuring transaction. The gain is due to the effect of the decrease in the share price, between June 15, 2012 and the date the restructuring was completed, on the fair value of the consideration given. As of November 27, 2012, management's estimate of the fair value of the consideration given included approximately $16.9 million cash, $37.9 million of equity, $19.3 million of Modified Notes and $1.0 million related to the CVR as summarized below:

	November 27, 2012 Fair Value of Consideration Given
	Cash	Equity	Notes	CVR	Gain	Total
Restructured notes	$16,887,500	$37,858,125	$19,302,688	$1,030,794	$9,325,893	$84,405,000
Restructuring costs		(672,248)	(657,770)	(18,303)	(1,236,798)	2,585,119
		$37,185,877	$18,644,918	$1,012,491	$8,089,095

The face value of convertible notes outstanding subsequent to the Restructuring was $26,357,000, which includes $25,315,000 of Modified Notes and $1,042,000 of Old Notes held by Other Note Holders who declined to participate in the Restructuring. The Modified notes were initially recorded at their estimated fair value, net of restructuring costs and will be accreted to their face value using the effective interest rate method over the expected life of the notes (estimated to be the maturity date of June 29, 2014), with the resulting charge recorded as interest expense.

Estimated fair value of modified notes as of November 27, 2012	$19,302,688
Restructuring costs allocated to modified notes	(657,770)
18,644,918
Accretion of modified notes during 2012	338,536
Carrying value of modified notes as of December 31, 2012	18,983,454
Old notes	1,042,000
Total carrying value of convertible notes as of December 31, 2012	$20,025,454

Exhibit 99.3     Management’s Discussion & Analysis - Page 5

The remaining Old Notes held by non-electing Other Note Holders continue to be subject to the original terms of the Indenture which include (i) a maturity date of June 15, 2022; (ii) conversion into 132.626 shares of Class A common shares per $1,000 (equivalent to a conversion price of $7.54 per common share) at any time upon prior written notice to the Company; (iii) the ability of the Company, at its option, to redeem all or part of the Old Notes for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest.

The covenants in the Indenture, as amended, relating to both the new Modified Notes and the Old Notes are generally limited to administrative issues such as payments of interest, maintenance of office or agency location, delivery of reports and other related issues. Likewise, events of default are defined as failure to pay interest and principal amounts when due, default in the performance of covenants, failure to convert notes upon holder’s exercise of conversion rights and similar provisions or the Company’s failure to give notice of a fundamental change which is generally defined as events related to a change of control in the Company.

Brisas Arbitration

From 1992 to 2008 the Company focused substantially all of its management and financial resources on the development of the Brisas Project. In April 2008, after a series of actions which concluded with the revocation of the Company’s previously authorized right to develop the Brisas Project, the Venezuelan government expropriated the Brisas Project and also effectively deprived the Company of its ability to further develop the Choco 5 Property.

In October 2009 the Company began the Brisas Arbitration by filing a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID"), against the Bolivarian Republic of Venezuela ("Respondent") seeking compensation in the arbitration for all of the loss and damage resulting from Venezuela’s wrongful conduct (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)). The Company’s claim as last updated in its July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of the Company’s reply) of approximately $400 million The claim, including interest accrued since the loss to July 29, 2011, represents the full market value of the legal rights to develop the Brisas Project at the date of the Tribunal’s decision and the value of the Choco 5 Property.

The Company is well advanced in the arbitration process. After the parties each made several filings, the Tribunal held an oral hearing with the parties in Washington, D.C. which concluded on February 17, 2012. The Company and Respondent both submitted post-hearing briefs on March 16, 2012, commenting in conclusion on the full evidentiary record, as is typically permitted in such arbitrations. In July 2012, the Tribunal issued a procedural order requesting the production of further evidence related to valuation issues. The parties have been requested to submit a joint report from their technical experts by April 26, 2013 and to submit observations of the parties on the experts’ report by May 24, 2013 with a hearing sometime in early June 2013 if either party requests.

Consistent with Venezuela’s publically stated intent to develop the Brisas Project and contiguous areas, it is the Company’s understanding that Venezuela has concluded a contract with a large Chinese corporation for initial studies related to the development and eventual construction of the Brisas or Brisas-Cristinas mine as a large gold-copper complex. The Company continues to have discussions with the Venezuelan authorities regarding a settlement of the dispute including the transfer of the extensive technical data related to the development of the Brisas Project that was compiled by the Company.

A conservative estimate to develop either the Brisas or Brisas-Cristinas project without access to the Company’s engineering data could be 7 to 10 years; with a settlement that would provide access to that data, the mine theoretically could be developed in about 3 to 4 years. Gold Reserve has proposed a solution to the Venezuelan government that would allow the mine, with the assistance of the Chinese corporation, to be developed for the benefit of Venezuela, with proper compensation for the Company’s stakeholders. The Company has provided its solution to various government entities with oversight responsibility for the Brisas Project and through the submission of construction and financing proposals to the relevant authorities, including the Central Bank of Venezuela, the Ministry of Oil and Mines and the Attorney General’s office.

Exhibit 99.3     Management’s Discussion & Analysis - Page 6

Gold Reserve has pursued and will continue to pursue a fair settlement with Venezuela. Regardless of whether there is a settlement or an arbitral award, management is committed to see this process through to its logical conclusion. It is typical for tribunals in this type of arbitration to require six to eighteen months from the date of the oral hearing (the historical average is approximately 1.2 years) to finalize and issue its decision. The substantial value of the Brisas asset and the breadth and depth of the evidentiary record requires thoughtful consideration by the Tribunal and, as a result, the actual timing for the issuance of an arbitral award in this case will be as required by the Tribunal.

An ICSID Additional Facility Award is enforceable globally under the New York Convention, an international convention regarding the recognition and enforcement of arbitral awards with over one hundred forty State parties. There are clear, well documented procedures for identifying sovereign assets located in one or more of these States and for enforcing arbitral awards by attaching such assets.

Litigation Settlement

During December 2008 the Company filed an action in the Ontario Superior Court of Justice against Rusoro and Rusoro’s financial advisor Endeavour Financial International Corporation ("Endeavour") relating to damages from an unsolicited takeover offer.  Both parties filed counterclaims in 2009 and the Company amended its original claim in 2010. On September 20, 2012, the Company entered a settlement agreement with both Endeavour and Rusoro.  Under the settlement dismissing all legal actions Endeavour paid the Company Cdn$1,500,000 and Rusoro paid Cdn$250,000, issued 2,500,000 common shares and a conditional promissory note in the amount of $1,000,000 which, due to its contingent nature, has not been recorded as an asset. The promissory note will become due and payable when Rusoro is successful in the arbitration it has commenced against the Venezuelan Government seeking compensation for the nationalization of Rusoro's gold assets in Venezuela.

FINANCIAL OVERVIEW

The Company’s current financial position and continuing results of operations is primarily a consequence of the ongoing ICSID arbitration related to the seizure of the Brisas Project by the Venezuelan government and the impact of the note restructuring described above and in Note 12 to the audited consolidated financial statements. In addition, the effects of substantial operating deficits and Brisas Project development costs incurred since 1992, the issuance of $183 million of convertible notes and common shares and the acquisition of approximately $125 million of equipment subsequent to the issuance of the Brisas Project Authorization to Affect and the subsequent termination of the development of Brisas and Choco 5 have had a lingering influence on the company’s financial resources as well as management’s focus.

The Company has no commercial production at this time and, as a result, it has not recorded revenue or cash flows from mining operations and continues to experience losses from operations, a trend the Company expects to continue, unless and until the dispute regarding Brisas is resolved favorably to the Company and/or it acquires or invests in an alternative project which results in positive results from operations.

Historically the Company has financed its operations through the issuance of common stock, other equity securities and convertible debt. The timing of any such new investment or transaction if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the collection, if any, of an award or settlement related to the Arbitration, sale of remaining equipment originally slated for the Brisas Project, the timing of the redemption or maturity of the remaining notes and/or future financings, if any.  The Company has only one operating segment, the exploration and development of mineral properties.

SELECTED ANNUAL INFORMATION

	2012	2011	2010
Other income	$9,633,453	$2,358,514	$1,355,874
Loss from continuing operations	$(10,025,101)	$(23,612,393)	$(21,637,130)
Per share	$ (0.16)	$ (0.40)	$ (0.37)
Total Assets	$28,437,052	$78,340,069	$98,430,366
Total non-current financial liabilities	$21,037,945	$101,833,491	$100,754,404
Distributions or cash dividends declared per share	-	-	-

Exhibit 99.3     Management’s Discussion & Analysis - Page 7

Factors that have caused period to period variations are more fully discussed below

Liquidity and Capital Resources

At December 31, 2012, the Company had cash and cash equivalents of approximately $8.3 million which represents a decrease from December 31, 2011 of approximately $49.3 million. The net decrease for the twelve months was primarily due to cash used for redemption of convertible notes of $36.2 million, including costs related to the restructuring (See Note 12 to the audited consolidated financial statements), and cash used by operations of $13.4 million. The components of changes in cash are more fully described in the "Operating," "Investing" and "Financing" Activities section below.

	2012	Change	2011
Cash and cash equivalents	$ 8,347,518	$ (49,329,852)	$ 57,677,370

As of December 31, 2012, the Company’s total financial resources, which include cash and cash equivalents and marketable securities, totaled approximately $9.1 million. In addition, the Company holds Brisas Project related equipment that it intends to dispose of in the near term which is carried on the balance sheet (as property, plant and equipment) at its estimated fair value of approximately $19 million.

The timing and extent of additional funding, if any, depends on a number of important factors, including, but not limited to the timing and outcome of the Company’s current exploration program, its dispute with Venezuela, the timing and the amount of proceeds, if any, from the sale of Brisas Project related equipment, the extent of future acquisitions or investments, if any, status of the financial markets and the Company’s share price. The Company believes that cash and investment balances and funds available from potential future equipment sales will be sufficient to enable it to fund its activities into 2014. As of March 22, 2013, the Company had approximately $7.8 million in cash and investments, which are held primarily in U.S. dollar denominated accounts.

Operating Activities

Cash flow used by operating activities for the years ended December 31, 2012, 2011 and 2010 was approximately $13.2 million, $17.9 million and $20.4 million, respectively. Cash flow used by operating activities consists of net operating losses (the components of which are more fully discussed below) adjusted for certain non-cash income and expense items primarily related to gain on settlement of debt, stock options and common shares issued in lieu of cash compensation, accretion of convertible notes, gains on sale of equipment and marketable securities, and certain non-cash changes in working capital.

Cash flow used by operating activities during the year ended December 31, 2012 generally decreased from the prior comparable period primarily due to a decrease in professional fees and expenses connected with the arbitration and the receipt of funds as a result of settlement of litigation related to the 2008 unsolicited takeover bid for the Company. (See Note 13 to the audited consolidated financial statements)

Investing Activities

	2012	Change	2011	Change	2010
Net proceeds (purchases) of marketable securities	$ 13,645	$ (954,532)	$ 968,177	$ (9,162,466)	$ 10,130,643
Purchase of property, plant and equipment	(159,138)	(108,660)	(50,478)	9,446,214	(9,496,692)
Proceeds from sale of equipment	277,965	(16,179,576)	16,457,541	7,542,926	8,914,615
Decrease in restricted cash	-	-	-	(9,489,777)	9,489,777
Other	-	-	-	1,429,655	(1,429,655)
	$ 132,472	$ (17,242,768)	$ 17,375,240	$ (233,448)	$ 17,608,688

Exhibit 99.3     Management’s Discussion & Analysis - Page 8

The changes in marketable securities primarily relate to changes in debt securities which were purchased in 2009 and matured in 2010 and a decrease in the sale of marketable equity securities in 2012 over the previous period in 2011. Changes in property, plant and equipment from 2010 to 2011 mainly relate to contractual purchases of equipment, payment for which was substantially completed in 2010. Likewise, proceeds from the sale of equipment relates to the subsequent disposal of such equipment.  In connection with a portion of the Brisas Project equipment commitments, the Company opened an irrevocable standby letter of credit with a Canadian chartered bank, secured by cash, which was recorded on the balance sheet as restricted cash. During 2010, the Company made its final payments on the commitments covered under the letter of credit and accordingly, as of December 31, 2010 the Company had no restricted cash.

Financing Activities

	2012	Change	2011	Change	2010
Settlement of convertible debt	$ (33,787,500)	$ (33,786,817)	$ (683)	(683)	-
Restructuring fees	(2,585,119)	(2,585,119)	-	-	-
Issuance of common shares	81,925	66,147	15,778	$ (27,883)	$ 43,661
	$ (36,290,694)	$ (36,305,789)	$ 15,095	$ (28,566)	$ 43,661

On June 15, 2012, pursuant to the Put Option provided for in the note indenture, note holders elected to surrender approximately $16.9 million of the remaining $102,347,000 of outstanding notes to the Company for cash leaving a remaining balance of approximately $85.4 million. (See Management’s Discussion and Analysis and Note 12 to the audited consolidated financial statements).

Concurrent with the Put Option, the Company announced the restructuring agreement (the "Restructuring"), which was approved by shareholders in June 2012, and subsequently offered to all note holders. For each $1,000 in principal amount, plus any accrued and unpaid interest on the notes through the date on which the Restructuring was consummated note holders received (i) $200 in cash, (ii) 147.06 Class A common shares (equivalent to a conversion price of $3.40), (iii) a pro rata portion of an aggregate 5.468% Contingent Value Right ("CVR") and $300 principal of notes remained outstanding representing substantially the same continuing indebtedness, subject to certain amended terms. The Company also paid approximately $0.9 million to note holders electing the Restructuring based on their pro rata share of the total notes restructured and incurred an additional $1.7 million in legal and other transaction costs which have been allocated to the various components of the consideration given by the Company.

Holders of an aggregate of $84,405,000 of notes elected to participate in the Restructuring and $1,042,000 of notes declined to participate. The Company paid a total of $16,887,500 cash, issued a total of 12,412,501 Class A common shares, exchanged existing convertible notes for Modified Notes totaling $25,315,000 and issued CVR’s totaling 5.468% of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data. Convertible notes outstanding subsequent to the Restructuring transaction totaled $26,357,000, which is comprised of $25,315,000 of Modified Notes and $1,042,000 of old notes held by Other Note Holders who declined to participate in the Restructuring.

The Company had no other significant financing activities in 2012, 2011 and 2010. Net proceeds from the issuance of common shares relate to the exercise of employee stock options and totaled $81,925, $15,778 and $43,661 during the years ended December 31, 2012, 2011 and 2010, respectively.

Exhibit 99.3     Management’s Discussion & Analysis - Page 9

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2012:

	Payments due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Convertible Notes(1)(2)	$26,357,000	-	$25,315,000	-	$1,042,000
Interest	2,687,078	1,449,635	864,928	114,620	257,895
	$29,044,078	$1,449,635	$26,179,928	$114,620	$1,299,895

1.        Includes $25,315,000 principal amount of 5.50% convertible notes due June 29, 2014 and $1,042,000 principal amount of 5.50% convertible notes due June 15, 2022. The notes pay interest semi-annually and subject to certain conditions, may be converted into Class A common shares of the Company, redeemed or repurchased. The amounts shown above include the interest and principal payments due unless the notes are converted, redeemed or repurchased prior to their due date.

2.        The amount recorded as convertible notes in the audited consolidated balance sheet as of December 31, 2012 is comprised of the $19.0 million carrying value (face value $25.3 million) of Modified Notes issued pursuant to the restructuring transaction described herein and the face value $1.0 million of Old Notes held by Other Note Holders who declined to participate in the Restructuring. The $19.0 million carrying value of Modified Notes will be accreted to face value of $25.3 million using the effective interest rate method over the expected life of the notes (estimated to be the maturity date of June 29, 2014), with the resulting charge recorded as interest expense. See Management’s Discussion and Analysis and Note 12 to the audited consolidated financial statements)

Results of Operations

Summary

Consolidated net loss for the year ended December 31, 2012 was approximately $10.0 million, or $0.16 per share, compared to a net loss for the year ended December 31, 2011 of $23.6 million, or $0.40 per share, a decrease of approximately $13.6 million.

	2012	Change	2011	Change	2010
Other Income (Loss)	$ 9,633,453	$ 7,274,939	$ 2,358,514	$ 1,002,640	$ 1,355,874
Total Expenses	(19,658,554)	6,312,353	(25,970,907)	(2,977,903)	(22,993,004)
Net Loss	$ (10,025,101)	$ 13,587,292	$ (23,612,393)	$ (1,975,263)	$ (21,637,130)

Other Income

The Company has no commercial production at this time and, as a result, other income is often variable from period to period due to one-time or otherwise variable sources of income. In 2012, gain on settlement of debt (net of expenses) and litigation settlement accounted for an increase in other income of approximately $10.0 million before offsets for decreases in interest, gains on marketable securities and equipment sales of approximately $2.7 million for a net change in other income of approximately $7.3 million.  The increase in other income in 2011 over 2010 was primarily due to the disposition of marketable securities and sales of equipment totaling $1.5 million partially offset by a decrease in interest income due to lower levels of invested cash. Additionally, the Company’s 2010 other income included a one-time gain on the disposition of subsidiaries.

Exhibit 99.3     Management’s Discussion & Analysis - Page 10

	2012	Change	2011	Change	2010

Gain on settlement of debt	$8,089,095	$8,087,791	$1,304	$1,304	$-
Litigation settlement	1,891,035	1,891,035	-	-	-
Gain on sale of equipment	97,965	(1,362,762)	1,460,727	1,041,314	419,413
Interest	15,727	(101,229)	116,956	(125,214)	242,170
Gain on sale of marketable securities	7,373	(765,325)	772,698	531,077	241,621
Loss on impairment of marketable securities	(433,973)	(433,973)	-	-	-
Foreign currency gain (loss)	(33,769)	(40,598)	6,829	28,736	(21,907)
Gain on sale of subsidiaries	-	-	-	(474,577)	474,577
	$ 9,633,453	$ 7,274,939	$ 2,358,514	$ 1,002,640	$ 1,355,874

Expenses

   Core operating expenses (corporate general and administrative, exploration, legal and accounting and Venezuelan operations) increased by approximately $0.8 million and $3.1 million for the years ended December 31, 2012 and 2011, respectively. The increase in core operating expenses in 2012 over 2011 is primarily a result of increases in corporate general and administrative expense and legal and accounting expense of approximately $0.7 million and $1.0 million, respectively, offset by decreases in Venezuelan operations and exploration totaling approximately $0.9 million.

The increase in corporate general and administrative expense for the year ended December 2012 was primarily a result of non-cash charges associated with the previous issuance of stock-based compensation partially offset by cash-based reductions related to both the number of personnel and compensation related items, fees associated with consultants and other discretionary costs. The increase in legal and accounting expense is primarily attributable to corporate and tax planning activities as well costs associated with litigation. Costs associated with Venezuelan operations continue to decline and are expected to be minimal in 2013. The decrease in exploration expenses is attributable to a reduction in compensation. The increase in core operating expenses in 2011 over 2010 is primarily a result of increases in corporate general and administrative expense related to non-cash charges associated with the historical issuance of stock options and to a lesser degree restricted shares partially offset by a reduction in costs associated with the Venezuelan operations.

Pursuant to generally accepted accounting principles, the Company records a non-cash expense associated with the issuance of options using the fair value method of accounting which is computed using the Black-Scholes method and expensed over the vesting period of the option. Non-cash compensation associated with the restricted stock grants is computed based on the value of the shares at date of grant. Accounting rules do not provide for the recovery of previously expensed amounts associated with expired share purchase options. The Company recorded non-cash compensation expense during 2012 and 2011 of $4.8 million and $4.1 million, respectively, for stock-based grants in 2012, 2011 and prior periods.

Non-core operating expenses for the years ended December 31, 2012 and 2011 decreased from the comparable period approximately $7.1 million and $0.1 million, respectively. For the year ended December 2012, the change was due to decreased interest expense as a result of the debt restructuring, decreases in arbitration costs as a result of moving into the post oral hearing phase of the case, decreases in costs associated with holding and maintaining Brisas related equipment and a decline in equipment write-downs. For the year ended December 2011, the change was primarily a result of reductions in charges related to equipment write-downs partially offset by an increase in costs associated with the arbitration proceedings, as well as a slight increase in costs associated with holding and maintaining equipment.

Overall, total expenses decreased by approximately $6.3 million and increased $3.0 million for the years ended December 31, 2012 and 2011, respectively.

Exhibit 99.3     Management’s Discussion & Analysis - Page 11

CORE	2012	Change	2011	Change	2010

Corporate general and administrative	$ 6,784,223	$707,676	$6,076,547	$ 2,262,198	$3,814,349
Exploration	940,122	(351,405)	1,291,527	1,291,527	-
Legal and accounting	1,490,716	972,500	518,216	71,605	446,611
Venezuelan operations	586,956	(576,836)	1,163,792	(550,751)	1,714,543
	9,802,017	751,935	9,050,082	3,074,579	5,975,503
NON-CORE
Interest expense	5,331,042	(1,379,211)	6,710,253	68,376	6,641,877
Arbitration	3,416,729	(3,242,630)	6,659,359	369,712	6,289,647
Equipment holding costs	1,037,600	(631,654)	1,669,254	102,073	1,567,181
Write-down of machinery & equipment	71,166	(1,810,793)	1,881,959	(636,837)	2,518,796

	9,856,537	(7,064,288)	16,920,825	(96,676)	17,017,501

Total expenses for the period	$ 19,658,554	$(6,312,353)	$25,970,907	$2,977,903	$22,993,004

SUMMARY OF QUARTERLY RESULTS

Quarter ended        12/31/12            9/30/12            6/30/12            3/31/12          12/31/11            9/30/11            6/30/11            3/31/11

Other Income       $7,713,505      $1,905,894             $4,138             $9,916           $20,382      $1,214,530         $516,569         $607,033

Net income (loss)

 before tax             4,353,609       (1,749,062)     (4,907,669)     (7,721,979)     (6,513,744)     (5,061,616)     (6,871,411)     (5,165,622)

   Per share                      0.08                (0.03)              (0.08)              (0.13)              (0.10)              (0.09)              (0.12)              (0.09)

   Fully diluted                 0.08                (0.03)              (0.08)              (0.13)              (0.10)              (0.09)              (0.12)              (0.09)

Net income (loss)  4,353,609       (1,749,062)     (4,907,669)     (7,721,979)     (6,513,744)     (5,061,616)     (6,871,411)     (5,165,622)

   Per share                      0.08                (0.03)              (0.08)              (0.13)              (0.10)              (0.09)              (0.12)              (0.09)

   Fully diluted                 0.08                (0.03)              (0.08)              (0.13)              (0.10)              (0.09)              (0.12)              (0.09)

Other income in the fourth quarter of 2012 was primarily comprised of an $8.1 million gain on the restructuring of the Company’s convertible notes partially offset by a $0.4 million loss on marketable securities. In the third quarter of 2012, the Company recorded other income of $1.9 million from settlement of litigation. Other income during 2011 and the first half of 2012 varied due to the timing of sales of equipment and marketable securities.

During 2012, net loss decreased each quarter primarily due to decreases in costs associated with the arbitration and increases in other income in the third and fourth quarters as noted above. In 2011, net loss increased during the second quarter due to arbitration costs, decreased in the third quarter due to sales of equipment and increased in the fourth quarter due primarily to a write-down of the value of the Company’s remaining equipment.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Transactions with Related Parties

MGC Ventures Inc. ("MGC Ventures"). The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of MGC Ventures. On December 15, 2010, the non-affiliated shareholders of MGC Ventures approved the redemption of all of the shares of MGC Ventures common stock held by Gold Reserve. Gold Reserve received $0.9 million and recorded a gain on sale of subsidiary of $0.2 million. Prior to the redemption, Gold Reserve owned 12,062,953 common shares of MGC Ventures which represented 44% of its outstanding shares. MGC Ventures owned 258,083 common shares of the Company at December 31, 2012 and 2011.  During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

Exhibit 99.3     Management’s Discussion & Analysis - Page 12

Great Basin Energies Inc. ("Great Basin"). The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of Great Basin. On December 15, 2010, the non-affiliated shareholders of Great Basin approved the redemption of all of the shares of Great Basin common stock held by Gold Reserve. Gold Reserve received $1.2 million and recorded a gain on sale of subsidiary of $0.3 million. Prior to the redemption, Gold Reserve owned 15,661,595 common shares of Great Basin which represented 45% of its outstanding shares. Great Basin owned 491,192 common shares of the Company at December 31, 2012 and 2011. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

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

Critical accounting estimates used in the preparation of the audited consolidated financial statements include the:

▪  assessments of the recoverability and carrying value of the Brisas Project related equipment, the realizable value of which may be different than management’s current estimate.

▪  determination of the fair value of the Company’s convertible notes which are accreted to their face value at maturity using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense.

▪  use of the fair value method of accounting for stock options which is computed using the Black-Scholes method which utilizes estimates that affect the amounts ultimately recorded as stock based compensation.

▪  preparation of tax filings in a number of jurisdictions requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Any current or future operations the Company may have are subject to the effects of changes in legal, tax and regulatory regimes, political, labor and economic developments, social and political unrest, currency and exchange controls,  import/export restrictions and government bureaucracy in the countries in which it operates.

Risk Factors

Set out below are certain risk factors that could materially adversely affect the future business, operating results or financial condition of the Company. Investors should carefully consider these risk factors and the other risk factors and information in this Management's Discussion and Analysis  and the Company’s filings with Canadian and U.S. securities regulators, before making investment decisions involving the Company’s common shares.  The following risk factors, as well as risks not currently known to the Company, could adversely affect the Company's future business, operations and financial condition and could cause future results to differ materially from the estimates described in forward-looking statements relating to the Company.

Risks related to arbitration proceedings

Failure to prevail in the arbitration proceedings and obtain adequate compensation from the Venezuelan government for its expropriation of the Brisas Project and the Choco 5 Property could materially adversely affect the Company.

In October 2009 the Company began the Brisas Arbitration under the ICSID.  The Company’s claim, including interest accrued since the loss to July 29, 2011, represents the full market value of the legal rights to develop the Brisas Project as of the date of the Tribunal’s decision and the value of the Choco 5 Property. The Company’s claim as last updated in its July 2011 Reply totals approximately $2.1 billion, which includes interest from April 14, 2008 (the date of the expropriation) to July 29, 2011 (the date of the Company’s last filing with the ICSID) of approximately $400 million.  The cost of prosecuting the Brisas Arbitration is substantial and there is no assurance that the Company will be successful in establishing the Venezuelan government’s liability or, if successful, will collect any award by the Tribunal for compensation from Venezuela.  Failure to prevail in the Brisas Arbitration and obtain adequate compensation for the expropriation of these properties could materially adversely affect the Company.

Exhibit 99.3     Management’s Discussion & Analysis - Page 13

The Company does not know when its arbitration proceedings against Venezuela will be completed.

The Company understands that numerous pending arbitration actions are being pursued against Venezuela at this time before the ICSID (See ICSID website at http://icsid.worldbank.org/ICSID/) and further understands that Venezuela has reportedly settled and/or made full or partial payment for damages to a limited number of claimants. ICSID Arbitrations are non-public proceedings and, as a result, the Company has no specific information regarding the actual amounts paid or what percentage such payments represented of the original claim against Venezuela or the timing of such payments. The Company understands that tribunals for similar arbitration proceedings typically require six to eighteen months from the date of the oral hearing to finalize and issue a decision. Based on information available to the Company, the historical ICSID average appears to be approximately 1.2 years. The Company’s arbitration hearing was held in February 2012.  Notwithstanding the historical average, based on the uncertain nature of arbitration under investment treaties, the Company does not have a basis upon which to estimate the timing or the amount of an award or settlement, if any, or the likelihood of its collection. Accordingly, there can be no assurances that the Brisas Arbitration proceedings will be completed or settled within any specific or reasonable period of time, the Company will receive any award or settlement or that any award or settlement will be paid within any specific or reasonable period of time following the award or settlement, if any.

Risks relating to the notes

The right to receive payments on the Notes is subordinated to certain future indebtedness which may be incurred.

The Indenture governing the Old Notes and the Modified Notes (collectively, the "Notes") permits the Company to incur certain indebtedness which may be senior to the Notes and secured by a lien on substantially all of the Company’s assets, including, but not limited to, the pledge of all rights, properties, equipment or all or a portion of the capital stock of certain of its subsidiaries holding such assets. The Notes also would be effectively subordinated to such indebtedness and other secured debt to the extent of the collateral securing the indebtedness. As a result, upon any distributions to the Company’s creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Company or its property, the lenders of such indebtedness would have the right to be paid in full before any payment could be made with respect to the Notes. Accordingly, all or a substantial portion of the Company’s assets could be unavailable to satisfy the claims of the holders of Notes.

The Notes are effectively subordinated to all liabilities of the Company’s subsidiaries.

All or a substantial portion of the indebtedness the Company may incur could be incurred and/or guaranteed by the Company’s subsidiaries. None of the Company’s subsidiaries have guaranteed or otherwise become obligated with respect to the Notes. Accordingly, the Company’s right to receive assets from any of its subsidiaries upon such subsidiary’s bankruptcy, liquidation or reorganization and the right of holders of the Notes to participate in those assets, is effectively subordinated to claims of that subsidiary’s creditors, including trade creditors. The ability of the Company’s subsidiaries and other interests to pay dividends and make other payments to the Company may be restricted by, among other things, applicable corporate and other laws and regulations as well as agreements to which the Company’s subsidiaries may become a party.

The Company could incur substantially more debt and may take other actions which may affect its ability to satisfy its obligations under the Notes.

The Company will not be restricted under the terms of the Notes or the Indenture from incurring or guaranteeing additional indebtedness, including secured debt, subject to anti-layering limitations. In addition, the limited covenants applicable to the Notes do not require the Company to achieve or maintain any minimum financial results relating to its financial position or results of operations. The Company may incur additional substantial debt in the future. In addition, such additional indebtedness could contain covenants that, among other things, restrict the Company’s ability to sell assets, incur additional secured indebtedness, engage in mergers or consolidations and engage in transactions with affiliates. The Company could also be required to comply with specified financial ratios and terms. The Company’s ability to recapitalize, incur additional debt that may contain covenants and take a number of other actions that are not limited by the terms of the Notes or the Indenture could have important consequences to holders of Notes. In addition, the Company is not restricted from paying dividends to its shareholders or repurchasing common shares by the terms of the Notes.

Exhibit 99.3     Management’s Discussion & Analysis - Page 14

The Company’s ability to generate the cash needed to pay interest and principal amounts on the Notes and service any other debt depends on many factors, some of which are beyond its control.

The Company’s ability to generate cash from operations to meet scheduled payments or to refinance its debt will depend on the Company’s financial and operating performance which, in turn, is subject to the business risks described in this prospectus. Some of these risks are beyond the Company’s control. If the Company’s cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to reduce or to delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure its debt.

The Company may not have the ability to repurchase the Notes in cash upon the occurrence of a fundamental change, or to pay cash upon the conversion of Notes, as required by the Indenture.

The Company will be required to make an offer to repurchase the Notes upon the occurrence of a fundamental change as described in the Indenture. The Company may not have sufficient funds to repurchase the Notes in cash or to make the required repayment at such time or have the ability to arrange necessary financing on acceptable terms. A fundamental change may also constitute an event of default or require prepayment under, or result in the acceleration of the maturity of, the Company’s other indebtedness outstanding at the time. The Company’s ability to repurchase the Notes in cash or make any other required payments may be limited by law or the terms of other agreements relating to the Company’s indebtedness outstanding at the time. The Company’s failure to repurchase the Notes or pay cash or issue its common shares in respect of conversions when required would result in an event of default with respect to the Notes.

The Notes may not have an active market and their price may be volatile. You may be unable to sell your Notes at the price you desire or at all.

There is no existing trading market for the Notes and the Company will not have any obligation to list the Notes at any time. As a result, there can be no assurance that a liquid market will develop or be maintained for the Notes, that you will be able to sell any of the Notes at a particular time (if at all) or that the prices you receive if or when you sell the Notes will be above their initial offering price. The Company does not intend to list the Notes on any United States or Canadian securities exchange or marketplace.

The Company may not be able to refinance the Notes if required or if it so desires.

The Company may need or desire to refinance all or a portion of the Notes or any other future indebtedness that it may incur on or before the maturity of the Notes. There can be no assurance that the Company will be able to refinance any of its indebtedness or incur additional indebtedness.

The conversion of the Company’s outstanding Notes could result in the issuance of a significant number of the Company’s common shares causing significant dilution to the ownership of existing shareholders.

Subsequent to the completion of the Restructuring, there are outstanding approximately $26.4 million principal amount of Notes. If all of such notes were converted to Class A common shares, an additional 6.5 million Class A common shares would be issued, thereby diluting the ownership of existing shareholders.

The Company’s ability to obtain the resources required for continued servicing or restructuring of its Notes or to meet other obligations as they come due depends on numerous factors, some of which are beyond the Company’s control.

Unless and until the Company successfully collect an arbitral award, if any, or acquire and/or develop other operating properties which provide positive cash flow, the Company’s ability to meet its obligations as they come due or redeem in whole or part or otherwise restructure the Notes will be limited to the Company’s cash on hand and/or its ability to issue additional equity or debt securities in the future. Such transactions could potentially cause substantial dilution to the then existing shareholders and, in certain circumstances, could result in a change of control.

Risks Related to the Company

Exhibit 99.3     Management’s Discussion & Analysis - Page 15

Industry competition for new properties could limit the Company’s ability to grow in the future

There is strong competition from other mining companies in connection with the acquisition of future properties considered to have commercial potential. Many of these companies have greater financial resources, operational experience and technical capabilities. As a result, the Company may be unable to acquire additional mining properties, thereby limiting future growth.

Failure to retain and attract key personnel could adversely affect the Company.

The Company is dependent upon the abilities and continued participation of key personnel to manage the Brisas Arbitration and identify, acquire and develop new opportunities. Substantially all key management personnel have been employed by the Company for over 15 years. The loss of key employees (in particular those long time key management personnel possessing important historical knowledge related to the Brisas Project which is relevant to the Brisas arbitration) or an inability to obtain personnel necessary to execute the Company’s plan to acquire and develop new projects could have a material adverse effect on its future operations.

The price and liquidity of the Company’s common shares may be volatile.

The market price of the Company’s common shares may fluctuate based on a number of factors, some of which are beyond its control, including:

•         the result of the Brisas Arbitration proceedings;

•         economic and political developments in Venezuela;

•         the Company’s operating performance and financial condition;

•         the public’s reaction to announcements or filings by the Company or other companies;

•         the price of gold and copper and other metal prices, as well as metal production volatility;

•         the arrival or departure of key personnel; and

•         acquisitions, strategic alliances or joint ventures involving the Company or other companies.

The effect of these and other factors on the market price of the common shares has historically made the Company’s share price volatile and suggests that its share price will continue to be volatile in the future.

Sales of a significant number of the Company’s Class A common shares in the public markets, or the perception of such sales, could depress the price of the Company’s Class A common shares, the fair market value of the Notes or both.

Sales of a substantial number of the Company’s Class A common shares in the public markets could depress the price of its Class A common shares, the fair market value of the Notes or both, and impair the Company’s ability to raise capital through the sale of additional equity securities. The Company cannot predict the effect that future sales, or the perception of such sales, of its Class A common shares would have on the market price of its Class A common shares or the fair market value of the Notes. The price of the Company’s Class A common shares may be affected by possible sales of its Class A common shares by investors who view the Notes as a more attractive means than equity participation in the Company and by hedging or arbitrage trading activity which may occur involving its Class A common shares. This hedging or arbitrage could, in turn, affect the fair market value of the Notes.

The Company does not intend to pay any cash dividends in the foreseeable future.

The Company has not declared or paid any dividends on its Class A common shares since 1984. The Company intends to retain earnings, if any, to finance the growth and development of its business and does not intend to pay cash dividends on the Class A common shares in the foreseeable future. Any return on an investment in the Company’s common shares will come from the appreciation, if any, in the value of the common shares. The payment of future cash dividends, if any, will be reviewed periodically by the Company’s board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

The Company may issue additional common shares, debt instruments convertible into common shares or other equity-based instruments to fund future operations.

The Company cannot predict the size of any such future issuances of securities, or the effect, if any, that future issuances and sales of its securities will have on the market price of its common shares or the fair market value of the Notes. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, will result in dilution, possibly of a substantial nature, to present and prospective holders of shares and in certain circumstances could result in a change of control.

Exhibit 99.3     Management’s Discussion & Analysis - Page 16

Operating losses are expected to continue.

The Company has no commercial production at this time and, as a result, it has not recorded revenue or cash flows from mining operations and has experienced losses from operations for each of the last five years, a trend it expects to continue unless and until the Brisas Arbitration is resolved favorably to the Company and/or the Company acquires or invests in alternative projects and achieves commercial production.

Risks inherent in the mining industry could adversely impact future operations.

Exploration for gold and other metals is speculative in nature, involves many risks and frequently is unsuccessful. As is customary in the industry, not all prospects will be positive or progress to later stages (e.g. the feasibility and permitting stages), therefore, the Company can provide no assurances as to the future success of its efforts to acquire, explore, develop or operate another mining property. Exploration programs entail risks relating to location, metallurgical processes, governmental permits and regulatory approvals and the construction of mining and processing facilities. Development can take a number of years, requiring substantial expenditures and there is no assurance that the Company will have, or be able to raise, the required funds to engage in these activities or to meet its obligations with respect to the exploration properties in which it may acquire an interest. Any one or more of these factors or occurrence of other risks could cause the Company not to realize the anticipated benefits of an acquisition of properties or companies.

As a foreign private issuer, the Company is permitted to file less information with the SEC than a company incorporated in the United States.

The Company is a foreign private issuer under the Exchange Act and, as a result, is exempt from certain rules under the Exchange Act.  These rules include the proxy rules that impose certain disclosure and procedural requirements for proxy solicitations.  In addition, the Company is not required to file periodic reports and financial statements with the SEC as frequently, promptly or in as much detail as U.S. companies with securities registered under the Exchange Act.  The Company is not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. Moreover, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of the Company’s common shares.

U.S. Internal Revenue Service designation as a "passive foreign investment company" may result in adverse U.S. tax consequences to U.S. Holders.

U.S. taxpayers should be aware that the Company has determined that it was a "passive foreign investment company" under Section 1297(a) of the U.S. Internal Revenue Code (a "PFIC") for the taxable year ended December 31, 2012, and it may be a PFIC for all taxable years prior to the time the Company has income from production activities. The Company does not believe that any of its subsidiaries were PFICs as to any shareholder of the Company for the taxable year ended December 31, 2012, however, due to the complexities of the PFIC determination detailed below, the Company cannot guarantee this belief and, as a result, it cannot determine that the IRS would not take the position that certain subsidiaries are not PFIC’s. The determination of whether the Company and any of its subsidiaries will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company and any of its subsidiaries will be a PFIC for any taxable year generally depends on the Company's and its subsidiaries’ assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Information Form. Accordingly, there can be no assurance that the Company and any of its subsidiaries will not be a PFIC for any taxable year.

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

Exhibit 99.3     Management’s Discussion & Analysis - Page 17

Alternatively, a U.S. taxpayer that makes a timely and effective "QEF election" generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company's "net capital gain" and "ordinary earnings" (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. For a U.S. taxpayer to make a QEF election, the Company must agree to supply annually to the U.S. taxpayer the "PFIC Annual Information Statement" and permit the U.S. taxpayer access to certain information in the event of an audit by the U.S. tax authorities. The Company will prepare and make the statement available to U.S. taxpayers, and will permit access to the information. As a possible second alternative, a U.S. taxpayer may make a "mark-to-market election" with respect to a taxable year in which the Company is a PFIC and the common shares are "marketable stock" (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in such common shares

It may be difficult to bring certain actions or enforce judgments against the Company and/or its directors and executive officers.

Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors or executive officers based on civil liability provisions of federal securities laws or other laws of the U.S. or any state thereof or the equivalent laws of other jurisdictions of residence. The Company is organized under the laws of Yukon, Canada. Some of the Company’s directors and officers, and some of the experts named from time to time in the Company’s filings, are residents of Canada or otherwise reside outside of the U.S. and all or a substantial portion of their and the Company’s assets, may be located outside of the U.S. As a result, it may be difficult for investors in the U.S. or outside of Canada to bring an action in the U.S. against the Company’s directors, officers or experts who are not resident in the U.S. It may also be difficult for an investor to enforce a judgment obtained in a U.S. court or a court of another jurisdiction of residence predicated upon the civil liability provisions of Canadian security laws or U.S. federal securities laws or other laws of the U.S. or any state thereof against the Company or those persons.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

In February 2013, the FASB issued Accounting Standards Update 2013-02 which contains requirements regarding the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update are effective for reporting periods beginning after December 15, 2012 and are not expected to have a significant impact on the Company’s financial statements.

 In June 2011, the FASB issued Accounting Standards Update 2011-05 that requires changes in the presentation of comprehensive income. Entities have the option of presenting the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of the updated guidance effective January 1, 2012 did not have an effect on the Company’s financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04 which contains amendments resulting in common fair value measurement and disclosure requirements in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. The amendments change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. This update was effective for the Company beginning January 1, 2012 and did not have a significant impact on the Company’s financial statements.

Exhibit 99.3     Management’s Discussion & Analysis - Page 18

DISCLOSURE OF OUTSTANDING SHARE DATA

Class A common shares

The Company is authorized to issue an unlimited number of Class A common shares without par value of which 72,241,473 Class A common shares were issued as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Class A common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the board of directors of the Company. Shareholders are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

Equity Units

In February 1999, Gold Reserve Corporation became a subsidiary of the Company, the successor issuer. Generally, each shareholder of Gold Reserve Corporation received one Class A common share of the Company for each common share owned in Gold Reserve Corporation. For tax reasons, certain U.S. holders elected to receive Equity Units in lieu of Class A common shares. An Equity Unit comprises one Class B common share of the Company and one Gold Reserve Corporation Class B common share, and is substantially equivalent to a Class A common share and is generally immediately convertible into Class A common shares. Equity Units, of which 500,236 were issued as of the date hereof, are not listed for trading on any stock exchange, but subject to compliance with applicable federal, provincial and state securities laws, may be transferred.

Preferred shares

The Company is authorized, subject to the limitations prescribed by law and the Company’s articles of incorporation, from time to time, to issue an unlimited number of serial preferred shares; and to determine variations, if any, between any series so established as to all matters, including, but not limited to, the rate of dividend and whether dividends shall be cumulative or non-cumulative;  the voting power of holders of such series; the rights of such series in the event of the dissolution of the Corporation or upon any distribution of the assets of the Corporation; whether the shares of such series shall be convertible; and such other designations, rights, privileges, and relative participating, optional or other special rights, and such restrictions and conditions thereon as are permitted by law. There are no preferred shares issued or outstanding as of the date hereof.

Equity Incentive Plan

The Company adopted and the shareholders approved on June 27, 2012, the 2012 Equity Incentive Plan (the "2012 Plan"). The 2012 Plan permits grants of stock options of up to 10% of the issued and outstanding common shares of the Company on a rolling basis. As of December 31, 2012 there were 517,983 options available for grant.

Stock options exercisable for Common Shares as of the date herein:

Expiry Date	Exercise Price	Number of Shares
December 5, 2013	$ 0.29	1,071,688
March 18, 2014	$ 0.73	456,000
January 3, 2016	$ 1.82	2,625,000
January 30, 2017	$ 2.89	1,620,500
June 9, 2021	$ 1.92	950,000
Total Class A common shares issuable pursuant to stock options		6,723,188

Convertible Notes

The Company has Convertible Notes outstanding as of the date hereof totaling $26,357,000, which is comprised of face value $25,315,000 of Modified Notes convertible to Class A common shares under certain circumstances at $4.00 per share and face value $1,042,000 of Old Notes convertible to Class A common shares under certain circumstances at $7.54 per share.

Exhibit 99.3     Management’s Discussion & Analysis - Page 19

The following summarizes the share capital structure of the Company as of the date hereof:

Class A common shares outstanding	72,241,473
Equity Units outstanding	500,236
Total shares outstanding	72,741,709
Shares issuable pursuant to the 2012 Equity Incentive Plan	6,723,188
Shares issuable pursuant to the Convertible Notes	6,466,946
Total shares outstanding, fully diluted	82,931,843

Exhibit 99.3     Management’s Discussion & Analysis - Page 20

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

Date: March 25, 2013                                                                                s/ Rockne J. Timm

                                                                                                                        Rockne J. Timm,

                                                                                                                        Chief Executive Officer

Exhibit 99.4    Certificates - Page 1

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

Date: March 25, 2013                                                                                s/ Robert A. McGuinness

                                                                                                                        Robert A. McGuinness,

                                                                                                                        Vice President-Finance & CFO

Exhibit 99.5    Certificates - Page 2

Exhibit 99.6 – Certification of Gold Reserve Inc. Chief Executive Officer pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gold Reserve Inc. on Form 40-F for the year ending December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof, I, Rockne J. Timm, Chief Executive Officer of Gold Reserve Inc., certify to my knowledge, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Annual Report on 40-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Annual Report on Form 40-F fairly presents, in all material respects, the financial condition and results of operations of Gold Reserve Inc.

s/ Rockne J. Timm

    Rockne J. Timm
    Chief Executive Officer
    March 25, 2013

Exhibit 99.6    Certificates - Page 3

Exhibit 99.7–  Certification of Gold Reserve Inc. Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gold Reserve Inc. on Form 40-F for the year ending December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof, I, Robert A. McGuinness, Vice President-Finance & CFO of Gold Reserve Inc., certify to my knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Annual Report on 40-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Annual Report on Form 40-F fairly presents, in all material respects, the financial condition and results of operations of Gold Reserve Inc.

s/ Robert A. McGuinness

    Robert A. McGuinness
    Vice President-Finance & CFO

    March 25, 2013

Exhibit 99.7    Certificates - Page 4

Exhibit 99.8 – Consent of Independent Auditor

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2012 of Gold Reserve Inc. of our report dated March 21, 2013, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-173771) and Form S-8 (No. 333-152883) of Gold Reserve Inc. of our report dated March 21, 2013 referred to above.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia

March 22, 2013

Exhibit 99.8 Consent - Page 1