Form 40-F
period 2013-12-31
GOLD RESERVE INC
filed 2014-04-29
CIK 1072725

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013                                             Commission File Number:  001-31819

GOLD RESERVE INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Yukon, Canada (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)

926 West Sprague Avenue, Suite 200, Spokane, Washington 99201   (509) 623-1500

(Address and telephone number of Registrant’s principal executive offices)

Rockne J. Timm,

926 West Sprague Avenue, Suite 200, Spokane, Washington, 99201   (509) 623-1500

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  Class A common shares, no par value per share: 75,522,411 - Equity Units, no par value per share: 500,236

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒   Yes     ☐   No

Form 40-F – Page 1

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☒   Yes     ☐   No

Explanatory note

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information presented or incorporated by reference herein contains both historical information and "forward-looking statements" within the meaning of the relevant sections of Section 27A of the Securities Act of 1933, as amended (the "Securities Act")  and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "forward-looking information" within the meaning of applicable Canadian securities laws, that state the Company’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements".

In this Form 40-F, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein and many of which are outside its control. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: the arbitration proceedings under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID"), against the Bolivarian Republic of Venezuela ("Respondent") seeking compensation in the arbitration for all of the loss and damage resulting from Venezuela’s wrongful conduct (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)) (the "Brisas Arbitration"), actions by the Venezuelan government, economic and industry conditions influencing the future sale of the Brisas Project related equipment, and conditions or events impacting the Company’s ability to fund its operations or service its debt.

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

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

Form 40-F – Page 2

•         outcome of our arbitration against the Bolivarian Republic of Venezuela;

•         continued servicing or restructuring of our Notes or other obligations as they come due;

•         prospects for exploration and development of other mining projects by us;

•         equity dilution resulting from the conversion of the Notes in part or in whole to Class A Common Shares;

•         value, if any, realized from the disposition of the remaining Brisas Project related assets;

•         ability to maintain continued listing on the TSXV or continued trading on the OTCQB;

•         competition with companies that are not subject to, or do not follow, Canadian and U.S. laws and regulations;

•         corruption, uncertain legal enforcement and political and social instability;

•         our current liquidity and capital resources and access to additional funding in the future if required;

•         regulatory, political and economic risks associated with foreign jurisdictions including changes in laws and legal regimes;

•         currency, metal prices and metal production volatility;

•         adverse U.S., Canadian and/or Mexican tax consequences;

•         abilities and continued participation of certain key employees; and

•         risks normally incident to the exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. See "Risk Factors" for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company’s affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with or furnished to the SEC or other securities regulators or documents presented on the Company’s website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to the Company’s disclosure obligations under applicable U.S. and Canadian securities regulations.  Investors are urged to read the Company’s filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

CURRENCY

Unless otherwise indicated, all references to "$", U.S. $ or "U.S. dollars" in this Annual Report on Form 40-F refer to U.S. dollars and references to "Cdn$" or "Canadian dollars" refer to Canadian dollars.  The 12 month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last three years equaled 0.9709, 1.0006 and 1.0112, respectively, and the exchange rate at the end of each such period equaled 0.9401, 1.0042 and 0.9835, respectively.

PrincipAl Canadian Documents

Annual Information Form. The Company’s Annual Information Form for the fiscal year ended December 31, 2013 is included herein as Exhibit 99.1

Audited Annual Financial Statements. The Company’s audited consolidated financial statements for the fiscal year ended December 31, 2013, including the report of the auditors with respect thereto, is included herein as Exhibit 99.2.

Management’s Discussion and Analysis. Management’s discussion and analysis, for the fiscal year ended December 31, 2013 is included herein as Exhibit 99.3.

Form 40-F – Page 3

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Annual Report on Internal Control over Financial Reporting for the fiscal year ended December 31, 2013 is included herein as Exhibit 99.2.

Attestation Report of The Registered Public Accounting Firm

The required disclosure is included in the "Independent Auditors Report" that accompanies the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2013, included herein as Exhibit 99.2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2013, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15d-15(f) under the Exchange Act).

AUDIT COMMITTEE

The Board of Directors (the "Board") has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements.  As at the date of the Annual Report, the following individuals comprise the entire membership of the Company’s Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

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

The Board has determined that Mr. Mikkelsen is an "audit committee financial expert" and is "independent" as such terms are defined under Item 8(a) of General Instruction B to Form 40-F.  The SEC has indicated that the designation of Mr. Mikkelsen as an audit committee financial expert does not make Mr. Mikkelsen an "expert" for any purpose, impose any duties, obligations or liabilities on Mr. Mikkelsen that are greater than those imposed on other members of the Audit Committee and Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

Form 40-F – Page 4

CODE OF ETHICS

The Company has adopted a Code of Conduct and Ethics (the "Code") that is applicable to all its directors, officers and employees.  The Code contains general guidelines for conducting the business of the Company. The Code was amended and approved by the Board effective March 24, 2006.  No waivers to the provisions of the Code have been granted since its inception.  The Company intends to disclose future amendments to, or waivers from, certain provisions of the Code on the Company’s website within five business days following the date of such amendment or waiver.  A copy of the Code can be found on the Company’s website at www.goldreserveinc.com in the Investor Relations section under "Governance."  The Company believes that it's Code of Conduct and Ethics constitutes a "code of ethics" as such term is defined by Item 9(b) of General Instruction B to Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's independent auditors, PricewaterhouseCoopers LLP ("PwC") for the audit of the Company’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for 2013 and 2012 were $60,152 and $116,850, respectively.

Audit-Related Fees. The aggregate fees billed in each of the last two fiscal years for assurance and related services rendered by PwC that were connected with the Company’s quarterly reports and securities filing documents not otherwise reported under "Audit Fees" above for 2013 and 2012 were $60,181 and $38,651, respectively.

Tax Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by PwC for tax planning, compliance and return preparation services for 2013 and 2012 were $5,855 and $6,128, respectively.

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

CONTRACTUAL OBLIGATIONS

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2013. For further details see "Management's Discussion and Analysis" and Notes 11 and 14 to the audited consolidated financial statements.

Form 40-F – Page 5

                                             Payments due by Period

                                                                                              Less than                                                                       More Than

Contractual Obligations                      Total                      1 Year                  1-3 Years            3-5 Years               5 Years

Convertible notes1, 2                         $ 26,354,000                            $ -           $ 25,312,000                            $ -            $ 1,042,000

Interest                                                  5,540,867                   694,271                4,531,391                   114,620                   200,585

Total                                                 $ 31,894,867                $ 694,271           $ 29,843,391               $ 114,620             $ 1,242,585

1         Includes $25,312,000 principal amount of convertible notes originally due June 29, 2014 and extended to December 31, 2015 by an agreement subject to TSX Venture Exchange approval (See Note 14 to the audited consolidated financial statements) and $1,042,000 principal amount of 5.50% convertible notes due June 15, 2022. Subject to certain conditions, the notes may be converted into Class A common shares of the Company, redeemed or repurchased. The amounts shown above include the interest and principal payments due unless the notes are converted, redeemed or repurchased prior to their due date.

2         In May 2007, the Company issued $103.5 million aggregate principal amount of senior subordinated convertible notes ("Old Notes"), of which $102.3 million remained outstanding prior to June 15, 2012. On May 16, 2012, the Company notified the holders of Old Notes that they had the right to require the Company to purchase all or a portion of their Old Notes on June 15, 2012 and that, pursuant to a negotiated agreement with the largest note holders, the Company would pay, in cash, any such notes validly surrendered of which holders of Old Notes elected to surrender approximately $16.9 million of the Old Notes leaving a remaining balance of approximately $85.4 million. Subsequently, in the fourth quarter of 2012, the Company consummated a debt restructuring agreement (the "Restructuring") covering the remaining outstanding debt totaling $85.4 million. Holders of an aggregate of $84.4 million of Old Notes elected to participate in the Restructuring and $1.0 million of Old Notes declined to participate. Pursuant to the Restructuring, the Company paid $16.9 million cash, issued 12,412,501 Class A common shares, issued modified notes with a face value of $25.3 million (“Modified Notes”) and issued CVR’s totaling 5.468% of any future proceeds, net of certain deductions (including income tax calculation and the payment of current obligations of the Company), actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data. The amount recorded as convertible notes in the audited consolidated balance sheet as of December 31, 2013 is comprised of $23.0 million carrying value (face value $25.3 million) of Modified Notes issued pursuant to the Restructuring and the face value $1.0 million of Old Notes held by Other Note Holders who declined to participate in the Restructuring. The $23.0 million carrying value of Modified Notes will be accreted to face value of $25.3 million using the effective interest rate method over the expected life of the notes with the resulting charge recorded as interest expense.

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

GOLD RESERVE INC.

By: s/ Robert A. McGuinness

        Robert A. McGuinness, its Vice President of Finance,

        Chief Financial Officer and its Principal Financial and Accounting Officer

        April 28, 2014

Form 40-F – Page 6

EXHIBIT INDEX

Exhibit

Number         Exhibit

99.1                Annual Information Form for the fiscal year ended December 31, 2013

99.2                Audited Consolidated Financial Statements for the fiscal year ended December 31, 2013

99.3                Management’s Discussion and Analysis for the fiscal year ended December 31, 2013

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

99.8                Consent of PricewaterhouseCoopers LLP, Independent Accountants

Form 40-F – Page 7

Exhibit 99.1 – Annual Information Form

GOLD RESERVE INC.

ANNUAL INFORMATION FORM

For The Year Ended December 31, 2013

As filed on April 29, 2014

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

The Company’s recent activities have included:

▪  Continued advancement of its working interest in the La Tortuga project (the "La Tortuga Property") (See Note 7 to the audited consolidated financial statements);

▪  Negotiating and closing in the third quarter of 2013 a previously agreed to private placement for gross proceeds totaling $5,250,000, consisting of 1,750,000 units comprised of one Class A common share and one-half of one Class A common share purchase warrant (See Note 12 to the audited consolidated financial statements);

▪  Executing its arbitration claim (the "Brisas Arbitration") against Venezuela in connection with the expropriation of the Company's former Brisas Project, responding to the Tribunal’s request for the production of further evidence related to valuation issues and continuing efforts to reach a settlement (See Note 3 to the audited consolidated financial statements);

▪  Advancing efforts to sell the remaining Brisas Project related assets (See Note 7 to the audited consolidated financial statements);

▪  Identifying and evaluating alternatives associated with obtaining additional funds to support continued operating activities as well as alternatives that may be available for servicing the Company's convertible notes. On April 25, 2014, the Company signed a term sheet with its largest Noteholders to extend the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issue up to $12 million of New Notes also maturing December 31, 2015. The terms of arrangement are binding subject to TSX Venture Exchange approval. The relevant terms of the Modified Notes will be amended to be consistent with the New Notes. (See Notes 11 and 14 to the audited consolidated financial statements).

The Company has no commercial production and, as a result, it has not recorded revenue or cash flows from mining operations and continues to experience losses from operations, a trend the Company expects to continue, unless and until the dispute regarding Brisas is resolved favorably to the Company and/or it acquires and invests in an alternative project such as the Tortuga Property, which results in positive results from operations.

Historically the Company has financed its operations through the issuance of common stock, other equity securities and convertible debt. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the collection, if any, of an award or settlement related to the Brisas Arbitration, sale of remaining equipment originally slated for the Brisas Project, the timing of the redemption or maturity of the outstanding convertible notes and/or future financings, if any.

The Company currently employs approximately 20 individuals. The Company's Class A common shares are listed for trading on the TSX Venture Exchange (the "TSXV") and the OTCQB under the symbol "GRZ.V" and "GDRZF", respectively.

Exhibit 99.1    Annual Information Form - Page 3

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

Financial Reporting

The Company maintains its accounts in U.S. dollars and prepares its financial statements in accordance with United States generally accepted accounting principles (U.S. GAAP). The audited consolidated financial statements of the Company for December 31, 2013 are incorporated by reference in this Annual Information Form and are available for review under the Company's profile at www.sedar.com and www.sec.gov. All information in this Annual Information Form is as of April 28, 2014, unless otherwise noted.

Currency

Unless otherwise indicated, all references to "$", U.S. $ or "U.S. dollars" in this Annual Information Form refer to U.S. dollars and references to "Cdn$" or "Canadian dollars" refer to Canadian dollars.  The 12 month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last three years equaled 0.9709, 1.0006 and 1.0112, respectively, and the exchange rate at the end of each such period equaled 0.9401, 1.0042 and 0.9835, respectively.

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

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•         outcome of our arbitration against the Bolivarian Republic of Venezuela;

•         continued servicing or restructuring of our Notes or other obligations as they come due;

•         prospects for exploration and development of other mining projects by us;

•         equity dilution resulting from the conversion of the Notes in part or in whole to Class A Common Shares;

•         value, if any, realized from the disposition of the remaining Brisas Project related assets;

•         ability to maintain continued listing on the TSXV or continued trading on the OTCQB;

•         competition with companies that are not subject to, or do not follow, Canadian and U.S. laws and regulations;

•         corruption, uncertain legal enforcement and political and social instability;

•         our current liquidity and capital resources and access to additional funding in the future if required;

Exhibit 99.1    Annual Information Form - Page 4

•         regulatory, political and economic risks associated with foreign jurisdictions including changes in laws and legal regimes;

•         currency, metal prices and metal production volatility;

•         adverse U.S., Canadian and/or Mexican tax consequences;

•         abilities and continued participation of certain key employees; and

•         risks normally incident to the exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. See "Risk Factors" for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company’s affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with or furnished to the relevant securities regulators or documents presented on the Company’s website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to the Company’s disclosure obligations under applicable Canadian and U.S. securities regulations.  Investors are urged to read the Company’s filings with Canadian and U.S. securities regulatory agencies, which can be viewed online at www.sedar.com  and www.sec.gov, respectively.

Corporate Structure

The Company conducts its business primarily through subsidiary companies which are all wholly-owned. The following table lists the names of the subsidiaries, the Company's ownership in each subsidiary, and each subsidiary's jurisdiction of incorporation or organization.

Subsidiary	Ownership	Domicile
Gold Reserve Corporation	100%	Montana USA
Gold Reserve de Barbados Ltd	100%	Barbados
Gold Reserve de Venezuela, CA	100%	Venezuela
Compania Aurifera Brisas del Cuyuni, CA	100%	Venezuela
GR El Choco Limited	100%	Barbados
GRI Minerales El Choco CA	100%	Venezuela
Montoro Mining Ltd	100%	Yukon
Minera Gold Reserve, S.A. de C.V.	100%	Mexico
Compania Minera Unicornio CA	100%	Venezuela

GENERAL Development and description of the BUSINESS

Gold Reserve, an exploration stage company, is engaged in the business of acquiring, exploring and developing mining projects. During the course of the last three completed financial years, the Company has primarily dedicated its management resources to: continued advancement of its working interest in the La Tortuga Property; negotiating and closing in the third quarter of 2013 a previously agreed to private placement for gross proceeds totaling $5,250,000, consisting of 1,750,000 units comprised of one Class A common share and one-half of one Class A common share purchase warrant; executing its arbitration claim against Venezuela, responding to the Tribunal’s request for the production of further evidence related to valuation issues and continuing efforts to reach a settlement; advancing efforts to sell the remaining Brisas Project related assets; identifying and evaluating alternatives associated with obtaining additional funds to support continued operating activities as well as alternatives that may be available for servicing the Company's convertible notes.

On April 25, 2014, the Company signed a term sheet with its largest Noteholders to extend the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issue up to $12 million of New Notes also maturing December 31, 2015. The terms of arrangement are binding subject to TSX Venture Exchange approval. The relevant terms of the Modified Notes will be amended to be consistent with the New Notes. (See Notes 11 and 14 to the audited consolidated financial statements).

Exhibit 99.1    Annual Information Form - Page 5

La Tortuga Property

In April 2012 the Company entered into an Option Agreement with Soltoro Ltd. ("Soltoro") to earn an undivided 51% interest in the La Tortuga property, a copper and gold prospect, located in Jalisco State, Mexico. Previous work on the property has included 151 line-kilometers of induced polarization, 20 drill holes (both diamond core and reverse circulation), mapping and sampling (approximately 1,000 soil, rock chip and stream sediment samples) and ground magnetic survey. (See Properties –La Tortuga)

During the third quarter of 2013 the Company completed a property-wide aeromagnetic survey and collected over 1,350 soil and rock samples on the La Tortuga property which is being investigated for the potential to host a bulk tonnage gold-copper deposit. The property-wide aeromagnetic survey was comprised of 930 line-kilometers of survey lines (100 meter spacing) over an area of approximately 86 square kilometers. All known mineralized targets were covered, including the Caballo and Quartz Breccia veins, and the Garrochas trend, a prominent northeast-striking structure with strong gold and copper anomalies at several locations, including a historically active mine.

The survey results which were overlain with mapped structures known to be associated with mineralization indicate several important apparent patterns.  The Quartz Breccia vein is marked by discontinuities in the magnetic character along its known extent.  There is an unusually strong magnetic high where the Quartz Breccia vein intersects the Garrochas trend, as well as in the area of the historic Garrochas Mine. These two trends, typified by the Quartz Breccia vein (NW-SE), and the Garrochas/Caballo veins (NE-SW) are well established in the district as important hosts to gold and copper mineralization. A generally circular magnetic high in the area of the Quartz Breccia and Caballo veins suggests an underlying intrusive, one that is displaced and/or chemically altered by hydrothermal activity along the structures.

Geochemical information from rock and soil sampling adds evidence to the importance of the Caballo and Garrochas veins, indicating several metals of interest, including gold, copper, lead, and molybdenum and a preponderance of high copper values in the area of the historic Garrochas Mine, some associated with anomalous gold and lead.  The Caballo vein shows sporadic copper anomalies for a distance of two kilometers along its known extent.  This includes some samples running over 1% Cu from an abandoned decline discovered by a field geologist during routine work. Recent mapping and outcrop copper values from soils and structure outcrops now indicate at least a two kilometer extension to the SW.  Previously permitted drill locations along this extension are being incorporated into the 2014 drill plan.

In addition, two new structures, the Creston and Joel veins, were identified during field work. A number of outcrop samples taken along the Creston vein which trends N 80 E and appears to connect the Garrochas and Caballo veins were slightly anomalous in gold and copper.  The Joel vein, due south of the Quartz Breccia vein had poor exposure allowing for only limited samples of float gathered from an unexposed quartz vein, indicated significant levels of copper. Recent mapping and soil geochemical values in this area suggest a larger NE-SW structure, running parallel to the Caballo vein, and intersecting the Joel vein. The overall objective of the current exploration plan is (1) obtain a more comprehensive database on the property, and (2) obtain subsurface verification of known mineralized structures on surface.

The Environment Ministry (SEMARNAT – Secretaria del Medio Ambiente y Recursos Naturales) has requested the Company to resubmit its drilling permit application, expand our environmental baseline study and add additional other items. With the recent amendment to the Mexican mining law in late 2013, the Mexican authorities have a renewed focus on environmental reviews and approvals.  The request for additional information will delay the receipt of our drilling permit and we are not certain when the previously scheduled drilling will commence. The Company is evaluating the government's posture towards mining along with our continued exploration of the La Tortuga Project.

In addition to several corporate employees providing assistance to our exploration activities, the Company has approximately 10 employees working directly on the La Tortuga project, as well as a number of drilling and other contracted services personnel. The Company’s 2014 exploration program is subject to the receipt of permits, availability of subcontractors and qualified new employees. Given the uncertainties related to permitting, it is unclear when the 2014 drilling program will commence or the extent of funds expected to be committed for 2014.

Exhibit 99.1    Annual Information Form - Page 6

Private Placement

During the third quarter of 2013, the Company closed a previously agreed to private placement for gross proceeds totaling $5.25 million. The private placement consisted of 1,750,000 units comprised of one Class A common share and one-half of one Class A common share purchase warrant, with each whole warrant exercisable by the holder for a period of 2 years after its issuance to acquire one Class A common share at a price of $4.00 per share. An aggregate 1.5 million units were issued to affiliated funds which exercised control or direction over more than 10% of the Company’s common shares prior to the private placement and as a result, this portion of the private placement was considered to be a related party transaction. The proceeds were used for general working capital purposes.

Brisas Arbitration

In April 2008, after a series of actions which concluded with the revocation of the Company’s previously authorized right to develop the Brisas Project, the Venezuelan government expropriated the Brisas Project and also effectively deprived the Company of its ability to further develop the Choco 5 Property.

The Company commenced the Brisas Arbitration in October 2009 by filing a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID"), against the Bolivarian Republic of Venezuela ("Respondent") seeking compensation in the arbitration for all of the losses and damages resulting from Venezuela’s wrongful conduct (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)). The Company’s claim as last updated in its July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of the Company’s reply) of approximately $400 million. The claim, including accrued interest since the loss to the date of the Tribunal's decision, represents the fair market value of the legal rights to develop the Brisas Project and the value of the Choco 5 Property.

The Company is well advanced in the arbitration process. The Tribunal held an oral hearing on the merits with the Parties in February 2012 and the Parties submitted post-hearing briefs in March, May and June 2012 as requested by the Tribunal.  In July 2012, the Tribunal issued a procedural order requesting both Parties to submit further expert reports addressing certain valuation issues. The expert initial and reply reports for both Parties were filed May 24 and June 28, 2013, respectively, and on August 5, 2013 the Parties filed final comments on the expert reports.  On October 15 and 16, 2013 the Tribunal held an oral hearing focused on the additional expert evidence requested in its previous procedural order. Subsequent to the October oral hearing the Tribunal issued post-hearing procedural instructions and the Parties submitted post-hearing briefs on December 23, 2013.

Convertible Notes Restructuring:

In May 2007, the Company issued $103.5 million aggregate principal amount of senior subordinated convertible notes ("Old Notes"), of which $102.3 million remained outstanding prior to June 15, 2012. On May 16, 2012, the Company notified the holders of Old Notes that they had the right to require the Company to purchase all or a portion of their Old Notes on June 15, 2012 and that, pursuant to a negotiated agreement with the largest note holders, the Company would pay, in cash, any such notes validly surrendered of which holders of Old Notes elected to surrender approximately $16.9 million of the Old Notes leaving a remaining balance of approximately $85.4 million.

Subsequently, in the fourth quarter of 2012, the Company consummated a debt restructuring agreement (the "Restructuring") covering the remaining outstanding debt totaling $85.4 million. Holders of an aggregate of $84.4 million of Old Notes elected to participate in the Restructuring and $1.0 million of Old Notes declined to participate. Pursuant to the Restructuring, the Company paid $16.9 million cash, issued 12,412,501 Class A common shares, issued modified notes with a face value of $25.3 million (“Modified Notes”) and issued CVR’s totaling 5.468% of any future proceeds, net of certain deductions (including income tax calculation and the payment of current obligations of the Company), actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data.

Exhibit 99.1    Annual Information Form - Page 7

Subsequent Event

On April 25, 2014, the Company signed a term sheet with its largest Noteholders to extend the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issue up to $12 million of New Notes also maturing December 31, 2015. The terms of arrangement are binding subject to TSX Venture Exchange approval. The relevant terms of the Modified Notes (See Note 11 to the audited consolidated financial statements) will be amended to be consistent with the New Notes. The New Notes and the Modified Notes (as amended from the date of closing) (the "Notes") bear interest at a rate of 11% per year, which will be accrued quarterly and added to the principal. Subject to certain conditions, the then outstanding principal and deferred interest may be converted into Class A common shares of the Company, redeemed or repurchased. The Notes mature on December 31, 2015 and are convertible, at the option of the holder, into 266.67 shares of Class A common shares per $1,000 (equivalent to a conversion price of $3.75 per common share) at any time upon prior written notice to the Company. The Company will pay in the case of the New Notes, a fee of 2.5% of the principal in the form of an original issue discount and in the case of the Modified Notes, a cash extension fee of 2.5% of the principal.

The Notes will be senior unsecured, equal in rank and subject to certain terms including: (1) the Mining Data and any Arbitration Award may not be pledged without consent of holders comprising at least 75% in principal amount of Notes; (2) the Company may not incur any additional indebtedness that ranks senior to or pari passu with the Notes in any respect without consent of holders comprising at least 75% in principal amount of Notes; (3) each Noteholder will have the right to participate, on a pro rata basis based on the amount of equity it holds, including equity issuable upon conversion of convertible securities, in any future equity or debt financing; (4) the Notes shall be redeemable on a pro rata basis, by the Company at the Noteholders’ option, at a price equal to 120% of the outstanding principal balance plus accrued interest upon the issuance of a final Arbitration Award, with respect to which enforcement has not been stayed and no annulment proceeding is pending; provided the Company shall only be obligated to make a redemption to the extent of the net cash proceeds received are in excess of $20,000,000, net of taxes and $13,500,000 to fund accrued and unpaid prospective operating expenses; (5) capital expenditures (including for exploration and related activities) shall not exceed $500,000 in any 12-month period without the prior consent of holders of a majority of the Notes; and (6) the Company shall not agree with any of the Noteholders to any amendment or modification to any terms of the Notes, provide any fees or other compensation whether in cash or in kind to any holder of the Notes, or engage in the repurchase, redemption or other defeasance of any Notes without offering such terms, compensation or defeasance to all holders of the Notes on an equitable and pro-rata basis.

Management is currently evaluating, pursuant to the relevant accounting guidance, the proposed amendments to the terms of the existing notes, whether such amendments represent a modification or an extinguishment of such debt and how management's conclusions may impact the Company's future accounting results. The transaction is expected to be completed in May 2014.

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

Risks Related to Arbitration Proceedings

Failure to prevail in, or settle, the Brisas arbitration and to obtain adequate compensation from the Venezuelan government for its expropriation of the Brisas Project and our Choco 5 property could materially adversely affect the Company.

In October 2009, we filed a Request for Arbitration with ICSID against the Bolivarian Republic of Venezuela seeking compensation for all of the loss and damage resulting from the Venezuelan government’s wrongful conduct, including its expropriation of the Brisas Project and our Choco 5 property.

Exhibit 99.1    Annual Information Form - Page 8

The amount of our claim includes the full market value of the legal rights to develop the Brisas Project as of the date of the Tribunal’s decision, the value of the Choco 5 property and interest on the claim calculated since the loss. Our claim as last updated in our July 2011 Reply totals approximately $2.1 billion, which includes interest from April 14, 2008 (the date of the expropriation) to July 29, 2011 (the date of our reply) of approximately $400 million.

The cost of prosecuting the Brisas arbitration is substantial and there is no assurance that we will be successful in establishing the Venezuelan government’s liability or, if successful, will collect any award by the arbitration tribunal for compensation from Venezuela.  Failure to prevail in the Brisas arbitration and obtain adequate compensation for the expropriation of these properties could materially adversely affect the Company.

The Company cannot predict when the arbitration proceedings against Venezuela will be completed.

The Tribunal held an oral hearing on the merits with the Parties in February 2012 and the Parties submitted post-hearing briefs in March, May and June 2012 as requested by the Tribunal.  In July 2012, the Tribunal issued a procedural order requesting both Parties to submit further expert reports addressing certain valuation issues. The expert initial and reply reports for both Parties were filed May 24 and June 28, 2013, respectively, and on August 5, 2013 the Parties filed final comments on the expert reports.  On October 15 and 16, 2013 the Tribunal held an oral hearing focused on the additional expert evidence requested in its previous procedural order. Subsequent to the October oral hearing the Tribunal issued post-hearing procedural instructions and the Parties submitted post-hearing briefs on December 23, 2013.

We understand that numerous pending arbitration actions are being pursued against Venezuela at this time before the ICSID (See ICSID website at icsid.worldbank.org/ICSID/) and further understand that Venezuela has reportedly settled and/or made full or partial payment for damages to a limited number of claimants. ICSID arbitrations are non-public proceedings and, as a result, we have no specific information regarding the actual amounts paid or what percentage such payments represented of the original claim against Venezuela or the timing of such payments.

Based on the uncertain nature of arbitration under investment treaties, we do not have a basis upon which to estimate the timing or the amount of an award or settlement, if any, or the likelihood of its collection. Accordingly, there can be no assurances that the Brisas arbitration proceedings will be completed or settled within any specific or reasonable period of time, that we will receive any award or settlement or that any award or settlement will be collected within any specific or reasonable period of time following the award or settlement, if any.

Risks Relating to the Notes

The Company’s ability to generate the cash needed to pay interest and principal amounts on the Notes and service any other debt depends on many factors, some of which are beyond its control.

The Company’s ability to generate cash from operations to meet scheduled payments or to refinance its debt will depend on the Company’s financial and operating performance which, in turn, is subject to the business risks described herein. Some of these risks are beyond the Company’s control. If the Company’s cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to reduce or to delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure its debt.

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

Exhibit 99.1    Annual Information Form - Page 9

The Notes may not have an active market and their price may be volatile. You may be unable to sell your Notes at the price you desire or at all.

There is no existing trading market for the Notes and the Company will not have any obligation to list the Notes at any time. As a result, there can be no assurance that a liquid market will develop or be maintained for the Notes, that you will be able to sell any of the Notes at a particular time (if at all) or that the prices you receive if or when you sell the Notes will be above their initial offering price. The Company has not and does not intend to list the Notes on any United States or Canadian securities exchange or marketplace.

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

Subsequent to the completion of the agreement signed on April 25, 2014, (see Notes 11 and 14 to the audited consolidated financial statements) whereby the Company agreed, subject to TSX Venture Exchange approval, to extend the maturity date of its $25.3 million Modified Notes and to issue up to $12 million of New Notes, there will be outstanding approximately $36.3 million principal amount of Notes. If all of such notes (including paid in kind interest) were converted to Class A common shares, an additional 12 million Class A common shares would be issued, thereby diluting the ownership of existing shareholders.

The Company’s ability to obtain the resources required for continued servicing or restructuring of its Notes or to meet other obligations as they come due depends on numerous factors, some of which are beyond the Company’s control.

Unless and until the Company successfully collects an arbitral award, if any, or acquires and/or develops other operating properties which provide positive cash flow, the Company’s ability to meet its obligations as they come due or redeem in whole or part or otherwise restructure the Notes will be limited to the Company’s cash on hand and/or its ability to issue additional equity or debt securities in the future. Such transactions could potentially cause substantial dilution to the then existing shareholders and, in certain circumstances, could result in a change of control.

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

The Company is dependent upon the abilities and continued participation of key personnel to manage the Brisas Arbitration and identify, acquire and develop new opportunities. Substantially all key management personnel have been employed by the Company for over 20 years. The loss of key employees (in particular those long time key management personnel possessing important historical knowledge related to the Brisas Project which is relevant to the Brisas arbitration) or an inability to obtain personnel necessary to execute the Company’s plan to acquire and develop new projects could have a material adverse effect on its future operations.

Exhibit 99.1    Annual Information Form - Page 10

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

Exhibit 99.1    Annual Information Form - Page 11

As a foreign private issuer, the Company is subject to less detailed disclosure and reporting requirements than U.S. issuers.

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

U.S. taxpayers should be aware that the Company has determined that it was a "passive foreign investment company" under Section 1297(a) of the U.S. Internal Revenue Code (a "PFIC") for the taxable year ended December 31, 2013, and it may be a PFIC for all taxable years prior to the time the Company has income from production activities. The Company does not believe that any of its subsidiaries were PFICs as to any shareholder of the Company for the taxable year ended December 31, 2013, however, due to the complexities of the PFIC determination detailed below, the Company cannot guarantee this belief and, as a result, it cannot determine that the IRS would not take the position that certain subsidiaries are not PFIC’s. The determination of whether the Company and any of its subsidiaries will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company and any of its subsidiaries will be a PFIC for any taxable year generally depends on the Company's and its subsidiaries’ assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Information Form. Accordingly, there can be no assurance that the Company and any of its subsidiaries will not be a PFIC for any taxable year.

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

Exhibit 99.1    Annual Information Form - Page 12

Properties

La Tortuga

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

Pursuant to a 2012 Option Agreement with Soltoro Ltd., Gold Reserve has the right to earn an undivided 51% interest in the 11,562 hectare La Tortuga property located in Jalisco State, Mexico, by making an aggregate US$3,650,000 in option payments and property expenditures over three years. During the third quarter of 2013 the Company completed a property-wide aeromagnetic survey and collected over 1,350 soil and rock samples on the La Tortuga property which is being investigated for the potential to host a bulk tonnage gold-copper deposit.

The property-wide aeromagnetic survey was comprised of 930 line-kilometers of survey lines (100 meter spacing) over an area of approximately 86 square kilometers. All known mineralized targets were covered, including the Caballo and Quartz Breccia veins, and the Garrochas trend, a prominent northeast-striking structure with strong gold and copper anomalies at several locations, including a historically active mine.

The survey results which were overlain with mapped structures known to be associated with mineralization indicate several important apparent patterns.  The Quartz Breccia vein is marked by discontinuities in the magnetic character along its known extent.  There is an unusually strong magnetic high where the Quartz Breccia vein intersects the Garrochas trend, as well as in the area of the historic Garrochas Mine. These two trends, typified by the Quartz Breccia vein (NW-SE), and the Garrochas/Caballo veins (NE-SW) are well established in the district as important hosts to gold and copper mineralization. A generally circular magnetic high in the area of the Quartz Breccia and Caballo veins suggests an underlying intrusive, one that is displaced and/or chemically altered by hydrothermal activity along the structures.

Geochemical information from rock and soil sampling adds evidence to the importance of the Caballo and Garrochas veins, indicating several metals of interest, including gold, copper, lead, and molybdenum and a preponderance of high copper values in the area of the historic Garrochas Mine, some associated with anomalous gold and lead.  The Caballo vein shows sporadic copper anomalies for a distance of two kilometers along its known extent.  This includes some samples running over 1% Cu from an abandoned decline discovered by a field geologist during routine work. Recent mapping and outcrop copper values from soils and structure outcrops now indicate at least a two kilometer extension to the SW.  Previously permitted drill locations along this extension are being incorporated into the 2014 drill plan.

In addition, two new structures, the Creston and Joel veins, were identified during field work. A number of outcrop samples taken along the Creston vein which trends N 80 E and appears to connect the Garrochas and Caballo veins were slightly anomalous in gold and copper.  The Joel vein, due south of the Quartz Breccia vein, had poor exposure allowing for only limited samples of float gathered from an unexposed quartz vein but indicated significant levels of copper. Recent mapping and soil geochemical values in this area suggest a larger NE-SW structure, running parallel to the Caballo vein, and intersecting the Joel vein. The overall objective of the current exploration plan is (1) obtain a more comprehensive database on the property, and (2) obtain subsurface verification of known mineralized structures on surface.

 The Environment Ministry (SEMARNAT – Secretaria del Medio Ambiente y Recursos Naturales) has requested the Company to resubmit its drilling permit application, expand our environmental baseline study and add additional other items. With the recent amendment to the Mexican mining law in late 2013, the Mexican authorities have a renewed focus on environmental reviews and approvals.  The request for additional information will delay the receipt of our drilling permit and we are not certain when the previously scheduled drilling will commence. The Company is evaluating the government's posture towards mining along with our continued exploration of the La Tortuga Project.

In addition to several corporate employees providing assistance to our exploration activities, the Company has approximately 10 employees working directly on the La Tortuga project, as well as a number of drilling and other contracted services personnel. The Company’s 2014 exploration program is subject to the receipt of permits, availability of subcontractors and qualified new employees. Given the uncertainties related to permitting, it is unclear when the 2014 drilling program will commence or the extent of funds expected to be committed for 2014.

Exhibit 99.1    Annual Information Form - Page 13

As with any similarly-situated mining company, the Company is evaluating additional prospects and our efforts are subject to, among other things, the mineralized potential, the terms of any agreement, the level and quality of previous work completed by the target companies, schedules, weather and geography. The Company is focused on prospects that have potential for success and generally located in a politically friendly jurisdiction which has clear and well established mining, tax and environmental laws, an experienced mining authority and likely to be an open pit versus an underground prospect.

Dividends AND DISTRIBUTIONS

The Company has not declared cash dividends or distributions on any of the Company’s securities in each of the last three financial years and has no present plans to pay any cash dividends or distributions. The Company may declare cash dividends or make distributions in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividends or distributions.

Description of Capital Structure

Class A common shares

The Company is authorized to issue an unlimited number of Class A common shares without par value of which 75,559,911 Class A common shares were issued as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Class A common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the board of directors of the Company. Shareholders are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

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

Convertible Notes

The Company has a total of $26,354,000 of convertible notes outstanding, which is comprised of $25,312,000 of Modified Notes and $1,042,000 of Old Notes (See Note 11 to the audited consolidated financial statements). The Modified Notes and Old Notes both include interest at a rate of 5.50% annually, paid semi-annually in arrears.

Exhibit 99.1    Annual Information Form - Page 14

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

On April 25, 2014, the Company signed a term sheet with its largest Noteholders to extend the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issue up to $12 million of New Notes also maturing December 31, 2015. The terms of arrangement are binding subject to TSX Venture Exchange approval. The relevant terms of the Modified Notes (See Notes 11 and 14 to the audited consolidated financial statements) will be amended to be consistent with the New Notes. The New Notes and the Modified Notes (as amended from the date of closing) (the "Notes") bear interest at a rate of 11% per year, which will be accrued quarterly and added to the principal. Subject to certain conditions, the then outstanding principal and deferred interest may be converted into Class A common shares of the Company, redeemed or repurchased. The Notes mature on December 31, 2015 and are convertible, at the option of the holder, into 266.67 shares of Class A common shares per $1,000 (equivalent to a conversion price of $3.75 per common share) at any time upon prior written notice to the Company. The Company will pay in the case of the New Notes, a fee of 2.5% of the principal in the form of an original issue discount and in the case of the Modified Notes, a cash extension fee of 2.5% of the principal.

Market for Securities

The Company’s Class A common shares are traded in Canada on the TSXV under the symbol "GRZ.V". Prior to February 1, 2012, the Company’s common shares were traded on the TSX.  The Company’s Class A common shares are also traded in the United States on the OTCQB under the symbol "GDRZF". Prior to March 15, 2013, the Company’s common shares were traded on the NYSE. The Equity Units and the Notes are not listed for trading on any exchange. The following table sets forth for the periods indicated the high and low sales prices of the Company’s Class A common shares as reported on the TSXV and the OTCQB during 2013.

Exhibit 99.1    Annual Information Form - Page 15

	Cdn $			U.S. $
	High	Low	Volume	High	Low	Volume
January	3.35	2.70	164,100	3.48	2.73	4,230,000
February	3.10	2.50	181,000	3.10	2.48	3,668,500
March	3.08	2.50	312,200	3.13	2.42	7,759,900
April	3.25	2.80	238,000	3.20	2.75	1,198,900
May	3.57	3.15	193,200	3.50	2.96	1,787,100
June	3.50	2.80	333,800	3.39	2.66	895,900
July	3.25	2.95	135,500	3.09	2.75	1,220,000
August	3.30	3.00	212,000	3.19	2.90	1,791,000
September	3.66	3.00	213,600	3.50	2.91	459,900
October	3.78	3.26	160,200	3.60	3.14	788,100
November	3.61	3.36	175,500	3.48	3.19	897,100
December	3.75	3.42	113,500	3.50	3.21	355,900

On April 25, 2014, the closing price for a Class A common share of the Company was Cdn $3.50 per share on the TSXV and U.S. $3.18 per share on the OTCQB. As of the date hereof, there were a total of 75,559,911 Class A common shares and 500,236 equity units issued and outstanding.

PRIOR SALES

None

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

The following table and notes thereto states the names of each director and executive officer, the province or state and country of residence, age, all offices of the Company now held, principal occupation, the period of time acting as a director or executive officer and the number of Class A common shares beneficially owned, or controlled or directed, directly or indirectly, by each such director or executive officer.

Name, Residence and Position	Age

Principal Occupation during the last five years

Director and/or Officer Since

				Number of Common Shares Beneficially Owned as of March 22, 2013(1)	Percent Of Class
Rockne J. Timm (2) (3) Spokane, Washington USA Chief Executive Officer and Director	68	Mr. Timm’s principal occupation is Chief Executive Officer of the Company, a position he has held since 1988. Mr. Timm has also served as President and Chairman of the Board from 1988 until January 2004. Mr. Timm is Chairman of the Executive Committee. He has been a director and executive officer of the Company’s Venezuelan and other subsidiaries since 1992 and he is President and director of Great Basin Energies, Inc. since 1981 and MGC Ventures, Inc. since 1989.	March 1984	2,100,704	2.7%
A. Douglas Belanger (2) (3) Spokane, Washington USA President and Director	60	Mr. Belanger’s principal occupation is President of the Company, a position he has held since January 2004. Mr. Belanger has also served as Executive Vice President from 1988 through January 2004. He has been a director and executive officer of the Company’s Venezuelan and other subsidiaries since 1992 and is Executive Vice President and director of Great Basin Energies Inc. since 1984 and MGC Ventures, Inc. since 1997.	August 1988	2,322,240	3.0%
James P. Geyer Spokane, Washington USA Director	61	Mr. Geyer’s principal occupation is Vice President, North America for Stonegate Agricom Ltd. and President of Paris Hills Agricom Inc. (a subsidiary of Stonegate Agricom Ltd.). Mr. Geyer is also a director and member of the environmental, health and safety committee and the chair of the governance and nominating committee of Thompson Creek Metals Company Inc. Mr. Geyer held the position of Senior Vice President of the Company from January 1997 to August of 2010.	June 1997	667,473	*
James H. Coleman (2) (3) Alberta, Canada Non-Executive Chairman and Independent Director	63	Mr. Coleman’s principal occupation is Senior Partner with the law firm of Norton Rose Fulbright LLP. He is also a director of Great Basin Energies Inc. since 1996, MGC Ventures, Inc. since 1997; Energold Drilling Corp. since 1994, Sulliden Exploration, Inc. since 2005, and Petrowest Corporation since 2012. Mr. Coleman has been Chairman of the Company since 2004.	February 1994	565,588	*
Patrick D. McChesney (2) (3) Spokane, Washington USA Independent Director	64	Mr. McChesney’s principal occupation is chief financial officer and chief technology officer of Foothills Auto Group, an automobile dealership group based in Spokane, Washington, a position he has held since 2005. Mr. McChesney is a director of Great Basin Energies, Inc. since 2002 and MGC Ventures, Inc. since 1989.	August 1988	421,297	*
Chris D. Mikkelsen (2) (3) Spokane, Washington USA Independent Director	62	Mr. Mikkelsen is a certified public accountant and since 1976, Mr. Mikkelsen’s principal occupation has been as a principal in the certified public accounting firm of McDirmid, Mikkelsen & Secrest, P.S., based in Spokane, Washington. He has been a director of Great Basin Energies, Inc. and MGC Ventures, Inc. since 1997.	June 1997	712,591	*
Jean Charles Potvin Ontario, Canada Independent Director	60	Mr. Potvin’s principal occupation is as a director and President of Flemish Gold Corp. He is also a director and President of BRC Minerals Ltd., a company exploring for iron and gold in northeastern Brazil. Mr. Potvin currently serves on the audit and compensation committees. He is also a director of Exploration Azimut Inc. where he is chair of the audit committee.	November 1993	529,692	*
Mary E Smith (2) (3) Spokane, Washington USA Vice President- Administration and Secretary	61	Ms. Smith’s principal occupation with the Company is as Vice President of Administration since January 1997 and Secretary since June 1997. She also serves as Vice President of Administration and Secretary of Great Basin Energies Inc. and MGC Ventures, Inc.	February 1997	471,855	*
Robert A. McGuinness (2) (3) Spokane, Washington USA Vice President-Finance and Chief Financial Officer	58	Mr. McGuinness’ principal occupation with the Company is as Vice President of Finance since March 1993 and Chief Financial Officer since June 1993. He also serves as Vice President of Finance, Chief Financial Officer and Treasurer of Great Basin Energies, Inc. and MGC Ventures, Inc.	March 1993	485,004	*
Directors and officers as a group				8,276,444	9.8%

Exhibit 99.1    Annual Information Form - Page 16

*Indicates less than 1%

Exhibit 99.1    Annual Information Form - Page 17

(1)   Includes Common Shares issuable pursuant to options exercisable as of the date of this Annual Information Form or exercisable within 60 days of the date of this Annual Information Form as follows: Mr. Timm 874,000; Mr. Belanger 831,000; Mr. Geyer 260,000; Mr. Coleman 260,000; Mr. McChesney 260,000; Mr. Mikkelsen 260,000; Mr. Potvin 260,000; Mr. McGuinness 302,000; and Ms. Smith 276,000.  The number includes direct ownership of Common Shares as follows:  Mr. Timm 1,226,704 shares; Mr. Belanger 1,491,240 shares; Mr. Geyer 407,473 shares; Mr. Coleman 305,588 shares; Mr. McChesney 161,297 shares; Mr. Mikkelsen 452,591 shares; Mr. Potvin 269,692 shares; Mr. McGuinness 183,004 shares; and Ms. Smith 195,855 shares.

 (2)  Messrs. Timm, Belanger, Coleman, McChesney, Mikkelsen, McGuinness, and Ms. Smith are directors and/or officers of Great Basin Energies, Inc., which owns 491,192 Common Shares, or 0.7% of the outstanding Common Shares. The foregoing individuals beneficially own 17.5%, 11.2%, 4.2%, 2.7%, 2.3%, 1.3%, and 1.2%, respectively, of the outstanding common shares of Great Basin Energies, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in Great Basin Energies, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by Great Basin Energies, Inc. and such Common Shares are not included in this total.

(3)   Messrs. Timm, Belanger, Coleman, McChesney, Mikkelsen, McGuinness, and Ms. Smith are directors and/or officers of MGC Ventures, Inc., which owns 258,083 Common Shares, or 0.4% of the outstanding Common Shares. The foregoing individuals beneficially own 18.4%, 18.6%, 7.5%, 5.6%, 4.0%, 1.9%, and 1.5%, respectively, of the outstanding common shares of MGC Ventures, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in MGC Ventures, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by MGC Ventures, Inc. and such Common Shares are not included in this total.

At the date of this Annual Information Form, the directors and executive officers of the Company, as a group, beneficially owned, or controlled or directed, directly or indirectly, 4,670,304 common shares of the Company, representing approximately 6.1 % of the issued and outstanding common shares of the Company.  In addition, the directors and executive officers of the Company held 3,583,000 options to acquire an additional 3,583,000 common shares of the Company. Information concerning common shares beneficially owned, or controlled or directed, directly or indirectly, is based on information provided to the Company by the directors and executive officers of the Company.

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

Mr. Potvin is Director and a member of the audit committee of Azimut Exploration Ltd. a publicly listed mineral exploration company. Mr. Potvin holds a Bachelor of Science degree in Geology from Carleton University and an MBA from the University of Ottawa. He spent nearly 14 years as a mining investment analyst for a large Canadian investment brokerage firm (Burns Fry Ltd., now BMO Nesbitt Burns Inc.).  Mr. Potvin has been a member of this Committee since August 2003.

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

Exhibit 99.1    Annual Information Form - Page 19

External Auditor Service Fees

Fees paid or payable to the Company’s independent external auditor, PricewaterhouseCoopers LLP, are detailed in the following table:

Fee category	(U.S.$) Year Ended 2013	(U.S.$) Year Ended 2012
Audit	60,152	116,850
Audit related	60,181	38,651
Tax	5,855	6,128
All other fees	-	-
Total	$ 126,188	$ 161,629

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

Legal Proceedings AND REGULATORY ACTIONS

Except for the Brisas Arbitration, there were no legal proceedings, to which the Company is aware of or of which any of the Company’s property was the subject, since the beginning of the most recently completed financial year, nor were there any proceedings known by the Company to be contemplated, that involve a claim for damages exceeding 10% of the Company’s current assets. In addition, to the best of the Company’s knowledge, there were no:

(i)            penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2013;

(ii)           penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or

(iii)          settlement agreements entered into by the Company before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2013.

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

PricewaterhouseCoopers LLP is the Company’s auditor and has provided their auditors’ report in the audited consolidated financial statements for the financial year ended December 31, 2013 and on the effectiveness of internal control over financial reporting as of December 31, 2013. PricewaterhouseCoopers LLP has advised the Company that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the meaning of the Securities Acts administered by the U.S. Securities and Exchange Commission.

In addition, none of the aforementioned person(s), nor any director, officer or employee of any of the aforementioned person(s) is or is expected to be elected, appointed or employed as a director, officer or employee of the Company.

Exhibit 99.1    Annual Information Form - Page 21

Additional information, including directors' and officers' remuneration, principal holders of Company securities, securities authorized for issuance under compensation plans and interests of insiders in material transactions, where applicable, is contained in the 2013 Proxy Circular in respect of its most recent annual meeting of shareholders that involved the election of directors. In addition, the Company’s audited consolidated financial statements for the year ended December 31, 2013, together with the auditor’s report thereon, and managements’ discussion and analysis for the most recently completed financial year are also available separately, all of which may be obtained upon request made to the Company or electronically from the Internet on the SEDAR website at www.sedar.com  and www.sec.gov.

Exhibit 99.1    Annual Information Form - Page 22

Exhibit 99.2 – Audited Consolidated Financial Statements

Management’s Report on Internal Control over Financial Reporting

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

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S.  Internal control over financial reporting includes:

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 based on the framework established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.

The effectiveness of internal control over financial reporting as of December 31, 2013 has been audited by the Company’s independent auditors, PricewaterhouseCoopers LLP ("PwC"), a registered public accounting firm, as stated in their audit report, which is dated April 28, 2014 and included below.

/s/ Rockne J. Timm                                                                                             /s/ Robert A. McGuinness

     Chief Executive Officer                                                                                      Vice President–Finance and CFO

     April 28, 2014                                                                                                       April 28, 2014

Exhibit 99.2     Audited Consolidated Financial Statements - Page 1

Independent Auditor’s Report

To the Shareholders  of Gold Reserve Inc.

We have completed integrated audits of Gold Reserve Inc.’s December 31, 2013 and December 31, 2012 consolidated financial statements and its internal control over financial reporting as at December 31, 2013. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Gold Reserve Inc., which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012 and the consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013 and cumulatively for the period from January 1, 2010 to December 31, 2013, and the related notes.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Gold Reserve Inc. as at December 31, 2013 and December 31, 2012 and results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 and cumulatively for the period from January 1, 2010 to December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Exhibit 99.2     Audited Consolidated Financial Statements - Page 2

Report on internal control over financial reporting

We have also audited Gold Reserve Inc.’s internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting.

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

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

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

Opinion

In our opinion, Gold Reserve Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

s/PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

April 28, 2014

Exhibit 99.2     Audited Consolidated Financial Statements - Page 3

GOLD RESERVE INC.

(An Exploration Stage Enterprise)

CONSOLIDATED BALANCE SHEETS

December 31, 2013 and 2012

 (Expressed in U.S. dollars)

	2013	2012
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)	$2,975,837	$8,347,518
Marketable securities (Notes 5, 6)	318,442	723,449
Deposits, advances and other	159,194	175,293
Total current assets	3,453,473	9,246,260
Property, plant and equipment, net (Note 7)	19,303,296	19,190,792
Total assets	$22,756,769	$28,437,052
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses	$615,273	$914,977
Accrued interest	64,262	64,269
Total current liabilities	679,535	979,246

Convertible notes (Notes 11 and 14)	23,998,658	20,025,454
Other (Note 11)	1,012,491	1,012,491
Total liabilities	25,690,684	22,017,191

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value

Authorized:

Unlimited

Issued:

None

Common shares and equity units

289,149,413

283,482,779

Class A common shares, without par value

Authorized:

Unlimited

Issued and outstanding:

2013…75,522,411

2012…72,211,473

Equity Units

Issued and outstanding:

2013…500,236

2012…500,236

Contributed Surplus

5,171,603

5,171,603

Warrants

543,915

–

Stock options (Note 9)

19,849,225

19,762,883

Accumulated deficit

(317,645,497)

(302,209,087)

Accumulated other comprehensive income (loss)

(2,574)

211,683

Total shareholders' equity (deficit)

(2,933,915)

6,419,861

Total liabilities and shareholders' equity

$

22,756,769

$

28,437,052

The accompanying notes are an integral part of the audited consolidated financial statements.

Approved by the Board of Directors:

            s/ Chris D. Mikkelsen                                                                 s/ Patrick D. McChesney

Exhibit 99.2     Audited Consolidated Financial Statements - Page 4

GOLD RESERVE INC.

(An Exploration Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Expressed in U.S. dollars)

				January 1, 2010
	For the Years Ended December 31,			through
	2013	2012	2011	December 31, 2013
OTHER INCOME (LOSS)
Interest	$1,146	$15,727	$116,956	$375,999
Litigation settlement	–	1,891,035	–	1,891,035
Gain (loss) on sale of marketable securities	(4,039)	7,373	772,698	1,017,653
Loss on impairment of marketable securities	(178,250)	(433,973)	–	(612,223)
Gain on sale of equipment	–	97,965	1,460,727	1,978,105
Gain on sale of subsidiaries	–	–	–	474,577
Gain on settlement of debt (Note 11)	340	8,089,095	1,304	8,090,739
Foreign currency gain (loss)	4,205	(33,769)	6,829	(44,642)
	(176,598)	9,633,453	2,358,514	13,171,243
EXPENSES
Corporate general and administrative	3,113,320	6,784,223	6,076,547	19,788,439
Exploration	1,116,339	940,122	1,291,527	3,347,988
Legal and accounting	512,344	1,490,716	518,216	2,967,887
Venezuelan operations	196,196	586,956	1,163,792	3,661,487
Arbitration (Note 3)	3,982,436	3,416,729	6,659,359	20,348,171
Equipment holding costs	913,913	1,037,600	1,669,254	5,187,948
Write-down of machinery and equipment	–	71,166	1,881,959	4,471,921
	9,834,548	14,327,512	19,260,654	59,773,841
Loss before interest expense	(10,011,146)	(4,694,059)	(16,902,140)	(46,602,598)

Interest expense	(5,425,264)	(5,331,042)	(6,710,253)	(24,108,436)
Net loss for the period	$(15,436,410)	$(10,025,101)	$(23,612,393)	$(70,711,034)

Net loss per share, basic and diluted	$(0.21)	$(0.16)	$(0.40)
Weighted average common shares outstanding	74,255,484	61,377,173	59,470,615

GOLD RESERVE INC.

(An Exploration Stage Enterprise)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Expressed in U.S. dollars)

				January 1, 2010
	For the Years Ended December 31,			through
	2013	2012	2011	December 31, 2013

Net loss for the period	$(15,436,410)	$(10,025,101)	$(23,612,393)	$(70,711,034)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities	(396,546)	(256,659)	(403,475)	680,081
Realized (gain) loss included in net loss	4,039	(7,373)	(772,698)	(1,017,653)
Impairment of marketable securities	178,250	433,973	–	612,223
Other comprehensive income (loss)	(214,257)	169,941	(1,176,173)	274,651
Comprehensive loss for the period	$(15,650,667)	$(9,855,160)	$(24,788,566)	$(70,436,383)

The accompanying notes are an integral part of the audited consolidated financial statements.

Exhibit 99.2     Audited Consolidated Financial Statements - Page 5

GOLD RESERVE INC.

(An Exploration Stage Enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2013, 2012 and 2011

(Expressed in U.S. dollars)

	Common Shares and Equity Units			Contributed Surplus	Warrants	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive income (loss)	KSOP Debt

	Common Shares	Equity Units	Amount
Balance, December 31, 2010	58,769,851	500,236	$ 243,582,458	$ 5,171,603	-	$ 14,518,570	$(268,571,593)	$1,217,915	$(110,691)
Net loss							(23,612,393)
Other comprehensive loss								(1,176,173)
Stock option compensation						2,723,577
Fair value of options exercised			98,869			(98,869)
Common shares issued for:
Option exercises ($0.16/share avg.)	95,921		15,778
Services ($1.83/share avg.)	178,200		326,160
KSOP allocation									110,691
Balance, December 31, 2011	59,043,972	500,236	244,023,265	5,171,603	-	17,143,278	(292,183,986)	41,742	-
Net loss							(10,025,101)
Other comprehensive income								169,941
Stock option compensation						2,682,742
Fair value of options exercised			63,137			(63,137)
Common shares issued for:
Convertible notes restructure	12,412,501		37,185,877
Option exercises ($1.56/share avg.)	52,500		81,925
Services ($3.03/share avg.)	702,500		2,128,575
Balance, December 31, 2012	72,211,473	500,236	283,482,779	5,171,603	-	19,762,883	(302,209,087)	211,683	-
Net loss							(15,436,410)
Other comprehensive loss								(214,257)
Stock option compensation						594,517
Fair value of options exercised			508,175			(508,175)
Fair value of warrants issued					543,915
Common shares issued for:
Private placement ($2.56/share avg.)	1,750,000		4,478,566
Option exercises ($0.43/share avg.)	1,560,188		677,718
Debt settlement ($2.90/share avg.)	750		2,175
Balance, December 31, 2013	75,522,411	500,236	$ 289,149,413	$ 5,171,603	$ 543,915	$ 19,849,225	$(317,645,497)	$(2,574)	$ -

The accumulated deficit for the period beginning January 1, 2010 was $70,711,034 and $55,274,624 as of December 31, 2013 and 2012, respectively.

The accompanying notes are an integral part of the audited consolidated financial statements.

Exhibit 99.2     Audited Consolidated Financial Statements - Page 6

GOLD RESERVE INC.

(An Exploration Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

				January 1, 2010
	For the Years Ended December 31,			through
	2013	2012	2011	December 31, 2013
Cash Flows from Operating Activities:
Net loss for the period	$(15,436,410)	$(10,025,101)	$(23,612,393)	$(70,711,034)

Adjustments to reconcile net loss to net cash

used in operating activities:
Stock option compensation	594,517	2,682,742	2,723,577	6,100,368
Depreciation	15,781	22,806	68,222	239,462
Gain on settlement of debt	(340)	(8,089,095)	(1,304)	(8,090,739)
Gain on sale of equipment	–	(97,965)	(1,460,727)	(1,978,105)

Gain on sale of subsidiaries

	–	–	–	(474,577)

Write-down of machinery and equipment

	–	71,166	1,881,959	4,471,921

Amortization of premium on marketable

debt securities

	–	–	–	175,020
Accretion of convertible notes	3,975,719	852,045	1,081,074	6,921,520
Securities received in settlement of litigation	–	(101,482)	–	(101,482)
Net (gain) loss on sale of marketable securities	4,039	(7,373)	(772,698)	(1,017,653)
Impairment of marketable securities	178,250	433,973	–	612,223
Shares issued for compensation	5,827	2,125,815	1,560,159	4,162,216
Changes in non-cash working capital:
Net decrease in deposits and advances	10,272	22,269	189,712	314,065

Net increase (decrease) in accounts payable

and accrued expenses

	(299,711)	(1,061,430)	442,976	(3,075,018)
Net cash used in operating activities	(10,952,056)	(13,171,630)	(17,899,443)	(62,451,813)
Cash Flows from Investing Activities:
Proceeds from disposition of marketable securities	8,461	13,645	1,666,751	12,847,644
Purchase of marketable securities	–	–	(698,574)	(1,726,718)
Purchase of property, plant and equipment	(128,285)	(159,138)	(50,478)	(9,834,593)
Proceeds from sales of equipment	–	277,965	16,457,541	25,650,121
Decrease in restricted cash	–	–	–	9,489,777
Deconsolidation of subsidiaries	–	–	–	(1,429,655)
Net cash provided by (used in) investing activities	(119,824)	132,472	17,375,240	34,996,576
Cash Flows from Financing Activities:
Net proceeds from the issuance of common shares
and warrants	5,700,199	81,925	15,778	5,841,563
Restructure fees	–	(2,585,119)	–	(2,585,119)
Settlement of convertible notes	–	(33,787,500)	(683)	(33,788,183)
Net cash provided by (used in) financing activities	5,700,199	(36,290,694)	15,095	(30,531,739)
Change in Cash and Cash Equivalents:
Net decrease in cash and cash equivalents	(5,371,681)	(49,329,852)	(509,108)	(57,986,976)
Cash and cash equivalents - beginning of period	8,347,518	57,677,370	58,186,478	60,962,813
Cash and cash equivalents - end of period	$2,975,837	$8,347,518	$57,677,370	$2,975,837

The accompanying notes are an integral part of the audited consolidated financial statements.

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

Going Concern.

As of December 31, 2013, the Company had financial resources comprised of cash and marketable securities totaling approximately $3.3 million and Brisas Project related equipment, which is being marketed for sale, with an estimated fair value of approximately $19 million (See Note 7, Property, Plant and Equipment). The Company's financial obligations included convertible notes of $25.3 million (face value) which as of December 31, 2013, mature in June 2014 and accounts payable and accrued expenses due in the normal course of approximately $0.7 million.

The Company has no revenue producing operations at this time and its working capital deficiency, cash burn rate and debt maturity schedule required that the Company seek additional sources of funding to ensure the Company’s ability to continue its activities in the normal course.

On April 25, 2014, the Company signed a term sheet with its largest Noteholders to extend the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issue up to $12 million of New Notes also maturing December 31, 2015. The terms of arrangement are binding subject to TSX Venture Exchange approval. The relevant terms of the Modified Notes will be amended to be consistent with the New Notes. (See Note 11, Convertible Notes and Note 14, Subsequent Event). In addition, the Company is continuing its efforts to dispose of the remaining Brisas Project related assets, pursue a timely and successful completion of the arbitration claim before ICSID including a possible settlement between the parties and consider other debt and equity funding alternatives as may be required in the future.

Commencing in the quarter ended June 30, 2013, in view of the uncertainties that faced the Company, management concluded that there was substantial doubt about the Company's ability to continue as a going concern. Considering the transaction discussed in Note 14, Subsequent Event, management has concluded that the substantial doubt about the entity's ability to continue as a going concern for a reasonable period of time has been alleviated.

These consolidated financial statements are prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due  and do not reflect potentially material adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations.

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

Exhibit 99.2     Audited Consolidated Financial Statements - Page 8

Exploration Stage Enterprise. As a result of the expropriation of the Brisas Project by the Venezuelan government, the Company was forced to abandon its development efforts on the project and, in 2009, expensed all capitalized costs associated with its development. The expropriation resulted in the end of the development of the Brisas Project and management considers January 1, 2010 a new inception date of the Company’s business of acquiring and exploring other mining projects. Although the Company is in the exploration stage, it is still subject to compliance with ASC 915 which relates to development stage enterprises. ASC 915 requires additional disclosures of development stage enterprises including cumulative amounts from the inception of the Company’s business.

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

Property, Plant and Equipment. Included in property, plant and equipment is certain equipment which was originally purchased for the Brisas project at a cost of approximately $29 million. The carrying value of this equipment has been adjusted to its estimated fair value of $19 million and it is not being depreciated. The realizable value of this equipment may be different than management’s current estimate.

The Company has additional property, plant and equipment which are recorded at the lower of cost less accumulated depreciation or estimated net realizable value. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset.

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

Exhibit 99.2     Audited Consolidated Financial Statements - Page 9

Stock Based Compensation. The Company maintains the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options of up to 10% of the issued and outstanding common shares of the Company on a rolling basis. The Company uses the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Fair value of restricted stock previously issued as compensation is based on the grant date market value and expensed over the vesting period. The 2012 Plan does not provide for the issuance of restricted stock. The Company also maintains the Gold Reserve Director and Employee Retention Plan. Each Unit granted under the retention plan to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. The Company will not accrue a liability for these units until and unless events required for vesting of the units occur.  Stock options and Units granted under the respective plans become fully vested and exercisable and/or payable upon a change of control.

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

Convertible Notes.  Convertible notes are classified as a liability and were initially recorded at their estimated fair value, net of issuance costs. The notes are accreted to their face value using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense.

Comprehensive Loss.  Comprehensive loss includes net loss and other comprehensive income or loss. Other comprehensive loss may include unrealized gains and losses on available-for-sale securities. The Company presents comprehensive loss and its components in the consolidated statements of comprehensive loss.

Financial Instruments.  Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. If a decline in fair value of a security is determined to be other than temporary, an impairment loss is recognized. Cash and cash equivalents, deposits and advances are accounted for at cost which approximates fair value. Accounts payable and convertible notes are recorded at amortized cost. The fair value of accounts payable and convertible notes may be less than the carrying value as a result of the Company’s credit and liquidity risk.

Contingent Value Rights.  Contingent value rights ("CVR") are obligations arising from the disposition of a portion of the rights to future proceeds of an arbitration award against Venezuela and/or the sale of mining data.

Warrants.  Common share purchase warrants (“Warrants”) issued by the Company entitle the holder to acquire common shares of the company at a specific price within a certain time period. The fair value of warrants issued is calculated using the Black-Scholes method.

Exhibit 99.2     Audited Consolidated Financial Statements - Page 10

Note 2.      New Accounting Policies:

In February 2013, the FASB issued Accounting Standards Update 2013-02 which contains requirements regarding the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update were effective for reporting periods beginning after December 15, 2012 and did not have a significant impact on the Company’s financial statements.

Note 3.      Expropriation of Brisas Project by Venezuela and Related Arbitration:

In April 2008, after a series of actions which concluded with the revocation of the Company’s previously authorized right to develop the Brisas Project, the Venezuelan government expropriated the Brisas Project and also effectively deprived the Company of its ability to further develop the Choco 5 Property.

The Company commenced arbitration in October 2009 by filing a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID"), against the Bolivarian Republic of Venezuela ("Respondent") seeking compensation in the arbitration for all of the losses and damages resulting from Venezuela’s wrongful conduct (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1) (the “Brisas Arbitration”)). The Company’s claim as last updated in its July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of the Company’s reply) of approximately $400 million. The claim, including accrued interest since the loss to the date of the Tribunal's decision, represents the estimated fair market value of the legal rights to develop the Brisas Project and the value of the Choco 5 Property.

The Company is well advanced in the arbitration process. The Tribunal held an oral hearing on the merits with the Parties in February 2012 and the Parties submitted post-hearing briefs in March, May and June 2012 as requested by the Tribunal.  In July 2012, the Tribunal issued a procedural order requesting both Parties to submit further expert reports addressing certain valuation issues. The expert initial and reply reports for both Parties were filed May 24 and June 28, 2013, respectively, and on August 5, 2013 the Parties filed final comments on the expert reports.  On October 15 and 16, 2013 the Tribunal held an oral hearing focused on the additional expert evidence requested in its previous procedural order. Subsequent to the October oral hearing the Tribunal issued post-hearing procedural instructions and the Parties submitted post-hearing briefs on December 23, 2013.

An ICSID Additional Facility Award is enforceable globally under the New York Convention, an international convention regarding the recognition and enforcement of arbitral awards with over one hundred forty State parties. There are clear, well documented procedures for identifying sovereign assets located in one or more of these Member States and for enforcing arbitral awards by attaching such assets.

The Board of Directors approved a Bonus Pool Plan ("Bonus Plan") in May 2012, which is intended to reward the participants, including named executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the arbitration claim and the collection of an award, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes times 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause. The Company currently does not accrue a liability for the Bonus Plan as events required for payment under the Plan have not yet occurred.

Pursuant to its 2012 debt restructuring, the Company issued a CVR which entitles each note holder participating in the Restructuring to receive, net of certain deductions (including income tax calculation and the payment of current obligations of the Company), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by the Company with respect to the Brisas Arbitration proceedings or disposition of the Brisas Project mining data. The proceeds, if any, could be cash, commodities, bonds, shares or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR.

Exhibit 99.2     Audited Consolidated Financial Statements - Page 11

Note 4.      Cash and Cash Equivalents:

	December 31,	December 31,
	2013	2012
Bank deposits	$1,578,903	$2,981,234
Money market funds	1,396,934	5,366,284
Total	$2,975,837	$8,347,518

At December 31, 2013 and 2012, the Company had cash of approximately $1,200 and $9,000 respectively, in Venezuela.

Note 5.      Marketable Securities:

	December 31,	December 31,
	2013	2012
Fair value at beginning of year	$723,449	$892,271
Acquisitions	–	101,482
Dispositions, at cost	(12,500)	(6,272)
Realized (gain) loss	4,039	(7,373)
Unrealized loss	(396,546)	(256,659)
Fair value at balance sheet date	$318,442	$723,449

The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized. Realized gains and losses are based on the average cost of the shares held at the date of disposition. Declines in the fair value of certain securities were determined to be other than temporary and as a result the Company recognized impairment losses of $178,250 and $433,973 during the years ended December 31, 2013 and 2012, respectively. As of December 31, 2013 and 2012, marketable securities had a cost basis of $321,016 and $511,766, respectively.

Note 6.      Fair Value Measurements:

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions. The Company has an equity investment in a privately held exploration-stage mining company which is classified as Level 3. The estimate of the fair value of this investment includes observable inputs being recently completed equity transactions by the held company.

	Fair value December 31, 2013	Level 1	Level 2	Level 3
Marketable securities	$318,442	$271,436	–	$47,006
Convertible notes	$21,773,229	–	$21,773,229	–

	Fair value December 31, 2012	Level 1	Level 2	Level 3
Marketable securities	$723,449	$673,238	–	$50,211
Convertible notes	$18,973,603	–	$18,973,603	–

Exhibit 99.2     Audited Consolidated Financial Statements - Page 12

Note 7.      Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
December 31, 2013
Machinery and equipment [1]	$18,985,828	$–	$18,985,828
Furniture and office equipment	529,648	(501,190)	28,458
Leasehold improvements	41,190	(41,190)	–
Venezuelan property and equipment	171,445	(157,445)	14,000
Mineral property	275,010	–	275,010
	$20,003,121	$(699,825)	$19,303,296

		Accumulated
	Cost	Depreciation	Net
December 31, 2012
Machinery and equipment [1]	$18,985,828	$–	$18,985,828
Furniture and office equipment	526,363	(485,409)	40,954
Leasehold improvements	41,190	(41,190)	–
Venezuelan property and equipment	171,445	(157,445)	14,000
Mineral property	150,010	–	150,010
	$19,874,836	$(684,044)	$19,190,792

1 Represents the estimated net realizable value of equipment previously intended for use on the Brisas Project.

In April 2012 the Company entered into an Option Agreement with Soltoro Ltd. ("Soltoro") whereby Soltoro granted the Company the right to earn an undivided 51% interest in the La Tortuga Property located in Jalisco State, Mexico (the "Soltoro Agreement"). The Soltoro Agreement requires the Company to make aggregate option payments to Soltoro of $650,000 as well as expend $3 million on the property over 3 years. At completion of the earn-in a joint venture agreement will be formalized. The Company may subsequently exercise an option to acquire an additional 9% interest in the La Tortuga Property for $2 million. As of December 31, 2013, the Company had recorded as mineral property a total of $275,010 in option payments. The remaining option payments are $150,000 due in April 2014 and $225,000 due in April 2015. The Company’s property, plant and equipment is located in the United States with the exception of mineral property which is in Mexico.

Note 8.            KSOP Plan:

The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k) which includes provisions for discretionary contributions by the Company, and (2) an employee share ownership component, or ESOP. Allocation, if any, of common shares or cash to participants’ accounts, subject to certain limitations, is at the discretion of the Company’s board of directors. The fair market value of the shares when allocated is recorded in the statement of operations with a reduction of the KSOP debt account. Cash contributions for the Plan years 2013, 2012 and 2011 were approximately $172,000, $169,000 and $127,000 respectively. Additionally, in 2011 the Plan allocated common shares valued at $110,690 to eligible participants.

Exhibit 99.2     Audited Consolidated Financial Statements - Page 13

Note 9.      Stock Based Compensation Plans:

Equity Incentive Plans

The shareholders approved on June 27, 2012, the 2012 Equity Incentive Plan (the "2012 Plan") to replace the Company’s previous equity incentive plans: the 1997 Equity Incentive Plan (the "1997 Plan") and the 2008 Venezuelan Equity Incentive Plan (the "Venezuelan Plan"), both of which were terminated as they relate to future stock option grants. The 2012 Plan permits the grants of stock options of up to 10% of the issued and outstanding common shares of the Company on a rolling basis. As of December 31, 2013 there were 2,159,265 options available for grant. The Company provides newly issued shares to satisfy stock option exercises. The grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Company’s board of directors.

Share option transactions for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013		2012		2011
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	6,753,188	$ 1.77	5,185,188	$ 1.42	3,178,102	$ 2.39
Options exercised	(1,560,188)	0.43	(52,500)	1.56	(138,501)	0.93
Options expired	–	–	–	–	(1,521,413)	4.52
Options forfeited	–	–	–	–	(126,000)	1.82
Options granted	250,000	3.00	1,620,500	2.89	3,793,000	1.85
Options outstanding - end of period	5,443,000	$ 2.21	6,753,188	$ 1.77	5,185,188	$ 1.42

Options exercisable - end of period	4,493,000	$ 2.27	4,568,988	$ 1.59	2,897,688	$ 1.07

The following table relates to stock options at December 31, 2013:

	Outstanding Options				Exercisable Options
Exercise Price Range	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$1.82 - $1.82	2,622,500	$1.82	$4,222,225	2.01	2,622,500	$1.82	$4,222,225	2.01
$1.92 - $1.92	950,000	$1.92	1,434,500	7.44	-	-	-	-
$2.89 - $2.89	1,620,500	$2.89	875,070	3.08	1,620,500	$2.89	875,070	3.08
$3.00 - $3.00	250,000	$3.00	107,500	4.44	250,000	$3.00	107,500	4.44
$1.82 - $3.00	5,443,000	$2.21	$6,639,295	3.39	4,493,000	$2.27	$5,204,795	2.53

During the years ended December 31, 2013 and 2012, the Company granted approximately 0.25 million and 1.6 million options, respectively. The Company recorded non-cash compensation expense during 2013, 2012 and 2011 of $0.6 million, $2.7 million and $2.7 million, respectively, for stock options granted in 2013 and prior periods.

Exhibit 99.2     Audited Consolidated Financial Statements - Page 14

The weighted average grant date fair value of options granted during the years ended December 31, 2013 and 2012 was calculated at $0.98 and $1.22, respectively. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

	2013	2012
Risk free interest rate	0.34%	0.29%
Expected term	2.0 years	2.9 years
Expected volatility	59%	65%
Dividend yield	nil	nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and expected post-vesting behavior. The expected volatility is based on historical volatility of the Company’s stock over a period equal to the expected term of the option.

Restricted Stock

 During the years ended December 31, 2012 and 2011, the Company issued 0.2 million and 0.7 million shares of restricted stock, respectively to employees and directors of the Company. No shares were issued in 2013. The fair value of restricted stock issued as compensation is based on the grant date market value and expensed over the vesting period. The Company recorded non-cash compensation expense during the years ended December 31, 2013, 2012 and 2011 of $5,827, $2.1 million and $1.4 million, respectively, for stock granted in 2012 and prior periods. The issuance of restricted stock is currently not provided for in the 2012 Plan.

Retention Units Plan

The Company also maintains the Gold Reserve Director and Employee Retention Plan.  Units granted under the plan become fully vested and payable upon achievement of certain milestones related to the Brisas Project or in the event of a change of control.  The Company’s Board of Directors has considered, but not acted upon alternative vesting provisions for the units to more adequately reflect the current business objectives of the Company. Each unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater.  As of December 31, 2013 an aggregate of 1,457,500 unvested units have been granted to directors and executive officers of the Company and 315,000 units have been granted to other employees.  The Company currently does not accrue a liability for these units as events required for vesting of the units have not yet occurred. The minimum value of these units, based on the grant date value of the Class A shares, was approximately $7.7 million.

Note 10.    Shareholder Rights Plan:

The Company instituted a shareholder rights plan (the "Rights Plan") in 1999. Since the original approval by the shareholders, the Rights Plan and the Rights Plan agreement have been amended and continued from time to time. In June 2012, the shareholders approved certain amendments to the Rights Plan including continuing the Rights Plan until June 30, 2015 and providing a one-time exemption of the Large Note Holders (as defined in the Restructuring Agreement) from triggering the Plan as a result of the Restructuring (See Note 11, Convertible Notes). The Rights Plan is designed to give the Board of Director’s time to consider alternatives, allow shareholders time to properly assess the merits of a bid and ensure they receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company’s outstanding shares without complying with the "permitted bid" provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase Class A common shares of the Company at a 50% discount to the market price at the time.

Exhibit 99.2     Audited Consolidated Financial Statements - Page 15

Note 11.    Convertible Notes:

In May 2007, the Company issued $103.5 million aggregate principal amount of senior subordinated convertible notes ("Old Notes"), of which $102.3 million remained outstanding prior to June 15, 2012. On May 16, 2012, the Company notified the holders of Old Notes that they had the right to require the Company to purchase all or a portion of their Old Notes on June 15, 2012 and that, pursuant to a negotiated agreement with the largest note holders, the Company would pay, in cash, any such notes validly surrendered of which holders of Old Notes elected to surrender approximately $16.9 million of the Old Notes leaving a remaining balance of approximately $85.4 million.

Subsequently, in the fourth quarter of 2012, the Company consummated a debt restructuring agreement (the "Restructuring") covering the remaining outstanding debt totaling $85.4 million. Holders of an aggregate of $84.4 million of Old Notes elected to participate in the Restructuring and $1.0 million of Old Notes declined to participate. Pursuant to the Restructuring, the Company paid $16.9 million cash, issued 12,412,501 Class A common shares, issued modified notes with a face value of $25.3 million (“Modified Notes”) and issued CVR’s totaling 5.468% of any future proceeds, net of certain deductions (including income tax calculation and the payment of current obligations of the Company), actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data.

Management considered the relevant fair value measurement guidance as required by generally accepted accounting principles in order to record the debt restructuring transaction based on the fair value of the consideration given to redeem the Old Notes. The carrying value of the Old Notes was $84.4 million and the fair value of the aggregate consideration given was estimated at approximately $75.1 million, resulting in a gain on the transaction of approximately $9.3 million which was recorded in the 2012 consolidated statement of operations net of costs associated with the restructuring transaction. Management's estimate of the fair value of the consideration given included approximately $16.9 million cash, $37.9 million of Class A common shares of the Company, $19.3 million of Modified Notes and $1.01 million related to the CVR.

The Modified notes were initially recorded at their estimated fair value, net of restructuring costs and are being accreted to their face value using the effective interest rate method over the expected life of the notes (originally estimated to be the maturity date of June 29, 2014- See Note 14, Subsequent Event), with the resulting charge recorded as interest expense.

Carrying value of Modified Notes as of December 31, 2012	$18,983,454
Old notes	1,042,000
Total carrying value of convertible notes as of December 31, 2012	20,025,454
Accretion of modified notes during 2013	3,975,719
Debt settlement	(2,515)
Total carrying value of convertible notes as of December 31, 2013	$23,998,658

The Modified Notes and Old Notes bear interest at a rate of 5.50% per year, payable semiannually in arrears on June 15 and December 15 and, subject to certain conditions, may be converted into Class A common shares of the Company, redeemed or repurchased. The Company made interest payments of $1.4 million, $4.6 million and $5.6 million during the years ended December 31, 2013, 2012 and 2011, respectively.

The Modified Notes are governed by the terms of a supplemental indenture which includes a maturity date of June 29, 2014 and conversion into 250 shares of Class A common shares per $1,000 (equivalent to a conversion price of $4.00 per common share) at any time upon prior written notice to the Company. The Old Notes continue to be governed by the terms of the original indenture which includes a maturity date of June 15, 2022 and conversion into 132.626 shares of Class A common shares per $1,000 (equivalent to a conversion price of $7.54 per common share) at any time upon prior written notice to the Company.

Exhibit 99.2     Audited Consolidated Financial Statements - Page 16

The covenants in the indenture and supplement, as amended, relating to both the Modified Notes and the Old Notes are generally limited to administrative issues such as payments of interest, maintenance of office or agency location, delivery of reports and other related issues. Likewise, events of default are defined as failure to pay interest and principal amounts when due, default in the performance of covenants, failure to convert notes upon holder’s exercise of conversion rights and similar provisions or the Company’s failure to give notice of a fundamental change which is generally defined as events related to a change of control in the Company. The Company is in compliance with all relevant covenants and there have been no events of default.

Note 12.          Private Placement:

During the third quarter of 2013, the Company closed a previously agreed to private placement for gross proceeds totaling $5.25 million. The private placement consisted of 1,750,000 units comprised of one Class A common share and one-half of one Class A common share purchase warrant, with each whole warrant exercisable by the holder for a period of 2 years after its issuance to acquire one Class A common share at a price of $4.00 per share. An aggregate 1.5 million units were issued to affiliated funds which exercised control or direction over more than 10% of the Company’s common shares prior to the private placement and as a result, this portion of the private placement was considered to be a related party transaction.  The proceeds were used for general working capital purposes.

The fair value of the warrants issued in the private placement was $543,915 and was determined using the Black-Scholes model based on the following weighted average assumptions:

Risk free interest rate	0.39%
Expected term	2 years
Expected volatility	55%
Dividend yield	nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the warrant. The expected term is based on the legal life of the warrant. The expected volatility is based on historical volatility of the Company’s stock over a period equal to the expected term of the warrant. As of December 31, 2013, all of the 875,000 whole warrants issued in the private placement remained outstanding.

Note 13.    Income Tax:

Income tax expense differs from the amount that would result from applying Canadian tax rates to net loss before taxes. These differences result from the items noted below:

	2013	2012	2011
Income tax benefit based on Canadian tax rates	$3,859,103	$2,506,275	$6,257,284
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	284,904	623,387	474,459
Non-deductible expenses	(1,419,266)	(2,617,969)	(1,428,111)
Change in valuation allowance and other	(2,724,741)	(511,693)	(5,303,632)
	$–	$–	$–

No current income tax has been recorded by the parent company for the three years ended December 31, 2013. The Company has recorded a valuation allowance to reflect the estimated amount of the future tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for future tax assets may be reduced in the near term if the Company’s estimate of future taxable income changes. The components of the Canadian and U.S. future income tax assets as of December 31, 2013 and 2012 were as follows:

Exhibit 99.2     Audited Consolidated Financial Statements - Page 17

	Future Tax Asset
	2013	2012
Accounts payable and accrued expenses	$28,507	$33,869
Property, plant and equipment	(3,714)	(5,248)
Total temporary differences	24,793	28,621
Net operating loss carry forward	40,192,459	37,543,580
Alternative minimum tax credit	19,871	19,871
Total temporary differences, operating losses
and tax credit carry forwards	40,237,123	37,592,072
Valuation allowance	(40,237,123)	(37,592,072)
Net deferred tax asset	$–	$–

At December 31, 2013, the Company had the following U.S. and Canadian tax loss carry forwards:

U.S.	Canadian	Expires
$–	$1,623,389	2014
–	2,023,363	2015
1,386,674	–	2018
1,621,230	–	2019
665,664	–	2020
896,833	–	2021
1,435,774	–	2022
1,806,275	–	2023
2,386,407	–	2024
3,680,288	–	2025
4,622,825	2,456,831	2026
6,033,603	4,559,558	2027
4,360,823	17,378,957	2028
1,769,963	16,470,166	2029
2,159,079	20,347,975	2030
3,216,024	22,785,021	2031
3,041,866	3,181,313	2032
5,996,915	8,634,130	2033
$45,080,243	$99,460,703

Exhibit 99.2     Audited Consolidated Financial Statements - Page 18

Note 14.          Subsequent Event:

On April 25, 2014, the Company signed a term sheet with its largest Noteholders to extend the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issue up to $12 million of New Notes also maturing December 31, 2015. The terms of arrangement are binding subject to TSX Venture Exchange approval. The relevant terms of the Modified Notes (See Note 11, Convertible Notes) will be amended to be consistent with the New Notes. The New Notes and the Modified Notes (as amended from the date of closing) (the "Notes") bear interest at a rate of 11% per year, which will be accrued quarterly and added to the principal. Subject to certain conditions, the then outstanding principal and deferred interest may be converted into Class A common shares of the Company, redeemed or repurchased. The Notes mature on December 31, 2015 and are convertible, at the option of the holder, into 266.67 shares of Class A common shares per $1,000 (equivalent to a conversion price of $3.75 per common share) at any time upon prior written notice to the Company. The Company will pay in the case of the New Notes, a fee of 2.5% of the principal in the form of an original issue discount and in the case of the Modified Notes, a cash extension fee of 2.5% of the principal.

The Notes will be senior unsecured, equal in rank and subject to certain terms including: (1) the Mining Data and any Arbitration Award may not be pledged without consent of holders comprising at least 75% in principal amount of Notes; (2) the Company may not incur any additional indebtedness that ranks senior to or pari passu with the Notes in any respect without consent of holders comprising at least 75% in principal amount of Notes; (3) each Noteholder will have the right to participate, on a pro rata basis based on the amount of equity it holds, including equity issuable upon conversion of convertible securities, in any future equity or debt financing; (4) the Notes shall be redeemable on a pro rata basis, by the Company at the Noteholders’ option, at a price equal to 120% of the outstanding principal balance plus accrued interest upon the issuance of a final Arbitration Award, with respect to which enforcement has not been stayed and no annulment proceeding is pending; provided the Company shall only be obligated to make a redemption to the extent of the net cash proceeds received are in excess of $20,000,000, net of taxes and $13,500,000 to fund accrued and unpaid prospective operating expenses; (5) capital expenditures (including for exploration and related activities) shall not exceed $500,000 in any 12-month period without the prior consent of holders of a majority of the Notes; and (6) the Company shall not agree with any of the Noteholders to any amendment or modification to any terms of the Notes, provide any fees or other compensation whether in cash or in kind to any holder of the Notes, or engage in the repurchase, redemption or other defeasance of any Notes without offering such terms, compensation or defeasance to all holders of the Notes on an equitable and pro-rata basis.

Management is currently evaluating, pursuant to the relevant accounting guidance, the proposed amendments to the terms of the existing notes, whether such amendments represent a modification or an extinguishment of such debt and how management's conclusions may impact the Company's future accounting results. The transaction is expected to be completed in May 2014.

Exhibit 99.2     Audited Consolidated Financial Statements - Page 19

Exhibit 99.3          Management’s Discussion and Analysis

The following Management’s Discussion and Analysis ("MD&A") of Gold Reserve Inc. (the "Company" or "Gold Reserve") should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012 and the related MD&A. This MD&A has been approved by the Board of Directors of the Company and is dated April 28, 2014

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

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

Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: the advancement of the La Tortuga Project, Brisas Arbitration, actions by the Venezuelan government, economic and industry conditions influencing the future sale of Brisas Project related equipment and conditions or events impacting the Company’s ability to fund its operations or service its debt.

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

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•         outcome of our arbitration against the Bolivarian Republic of Venezuela;

•         continued servicing or restructuring of our Notes or other obligations as they come due;

•         prospects for exploration and development of other mining projects by us;

•         equity dilution resulting from the conversion of the Notes in part or in whole to Class A Common Shares;

•         value, if any, realized from the disposition of the remaining Brisas Project related assets;

•         ability to maintain continued listing on the TSXV or continued trading on the OTCQB;

•         competition with companies that are not subject to, or do not follow, Canadian and U.S. laws and regulations;

•         corruption, uncertain legal enforcement and political and social instability;

•         our current liquidity and capital resources and access to additional funding in the future if required;

•         regulatory, political and economic risks associated with foreign jurisdictions including changes in laws and legal regimes;

Exhibit 99.3     Management’s Discussion & Analysis - Page 1

•         currency, metal prices and metal production volatility;

•         adverse U.S., Canadian and/or Mexican tax consequences;

•         abilities and continued participation of certain key employees; and

•         risks normally incident to the exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of the company’s forward-looking statements. See "Risk Factors" for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company’s affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with or furnished to the relevant securities regulators or documents presented on the Company’s website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to the Company’s disclosure obligations under applicable Canadian and U.S. securities regulations.  Investors are urged to read the Company’s filings with Canadian and U.S. securities regulatory agencies, which can be viewed online at www.sedar.com and www.sec.gov, respectively.

This MD&A is intended to assist in understanding and assessing the Company’s results of operations and financial condition and should be read in conjunction with the audited consolidated financial statements and related notes.

Gold Reserve, an exploration stage company, is engaged in the business of acquiring, exploring and developing mining projects. Management’s recent efforts have focused on:

▪  Continued advancement of its working interest in the La Tortuga project;

▪  Negotiating and closing in the third quarter of 2013 a previously agreed to private placement for gross proceeds totaling $5,250,000, consisting of 1,750,000 units comprised of one Class A common share and one-half of one Class A common share purchase warrant;

▪  Executing its arbitration claim (the "Brisas Arbitration")  against Venezuela in connection with the expropriation of the Company's former Brisas Project, responding to the Tribunal’s request for the production of further evidence related to valuation issues and continuing efforts to reach a settlement (See Note 3 to the audited consolidated financial statements);

▪  Advancing efforts to sell the remaining Brisas Project related assets;

▪  Identifying and evaluating alternatives associated with obtaining additional funds to support continued operating activities as well as alternatives that may be available for servicing the Company's convertible notes. On April 25, 2014, the Company signed a term sheet with its largest Noteholders to extend the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issue up to $12 million of New Notes also maturing December 31, 2015. The terms of arrangement are binding subject to TSX Venture Exchange approval. The relevant terms of the Modified Notes will be amended to be consistent with the New Notes. (See Notes 11 and 14 to the audited consolidated financial statements).

Exhibit 99.3     Management’s Discussion & Analysis - Page 2

Exploration Prospects

La Tortuga Property

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

Pursuant to a 2012 Option Agreement with Soltoro Ltd., Gold Reserve has the right to earn an undivided 51% interest in the 11,562 hectare La Tortuga property located in Jalisco State, Mexico, by making an aggregate US$3,650,000 in option payments and property expenditures over three years. During the third quarter of 2013 the Company completed a property-wide aeromagnetic survey and collected over 1,350 soil and rock samples on the La Tortuga property which is being investigated for the potential to host a bulk tonnage gold-copper deposit.

The property-wide aeromagnetic survey was comprised of 930 line-kilometers of survey lines (100 meter spacing) over an area of approximately 86 square kilometers. All known mineralized targets were covered, including the Caballo and Quartz Breccia veins, and the Garrochas trend, a prominent northeast-striking structure with strong gold and copper anomalies at several locations, including a historically active mine.

The survey results which were overlain with mapped structures known to be associated with mineralization indicate several important apparent patterns.  The Quartz Breccia vein is marked by discontinuities in the magnetic character along its known extent.  There is an unusually strong magnetic high where the Quartz Breccia vein intersects the Garrochas trend, as well as in the area of the historic Garrochas Mine. These two trends, typified by the Quartz Breccia vein (NW-SE), and the Garrochas/Caballo veins (NE-SW) are well established in the district as important hosts to gold and copper mineralization. A generally circular magnetic high in the area of the Quartz Breccia and Caballo veins suggests an underlying intrusive, one that is displaced and/or chemically altered by hydrothermal activity along the structures.

Geochemical information from rock and soil sampling adds evidence to the importance of the Caballo and Garrochas veins, indicating several metals of interest, including gold, copper, lead, and molybdenum and a preponderance of high copper values in the area of the historic Garrochas Mine, some associated with anomalous gold and lead.  The Caballo vein shows sporadic copper anomalies for a distance of two kilometers along its known extent.  This includes some samples running over 1% Cu from an abandoned decline discovered by a field geologist during routine work. Recent mapping and outcrop copper values from soils and structure outcrops now indicate at least a two kilometer extension to the SW.  Previously permitted drill locations along this extension are being incorporated into the 2014 drill plan.

In addition, two new structures, the Creston and Joel veins, were identified during field work. A number of outcrop samples taken along the Creston vein which trends N 80 E and appears to connect the Garrochas and Caballo veins were slightly anomalous in gold and copper.  The Joel vein, due south of the Quartz Breccia vein, had poor exposure allowing for only limited samples of float gathered from an unexposed quartz vein but indicated significant levels of copper. Recent mapping and soil geochemical values in this area suggest a larger NE-SW structure, running parallel to the Caballo vein, and intersecting the Joel vein. The overall objective of the current exploration plan is (1) obtain a more comprehensive database on the property, and (2) obtain subsurface verification of known mineralized structures on surface.

The Environment Ministry (SEMARNAT – Secretaria del Medio Ambiente y Recursos Naturales) has requested the Company to resubmit its drilling permit application, expand our environmental baseline study and add additional other items. With the recent amendment to the Mexican mining law in late 2013, the Mexican authorities have a renewed focus on environmental reviews and approvals.  The request for additional information will delay the receipt of our drilling permit and we are not certain when the previously scheduled drilling will commence. The Company is evaluating the government's posture towards mining along with our continued exploration of the La Tortuga Project.

Exhibit 99.3     Management’s Discussion & Analysis - Page 3

In addition to several corporate employees providing assistance to our exploration activities, the Company has approximately 10 employees working directly on the La Tortuga project, as well as a number of drilling and other contracted services personnel. The Company’s 2014 exploration program is subject to the receipt of permits, availability of subcontractors and qualified new employees. Given the uncertainties related to permitting, it is unclear when the 2014 drilling program will commence or the extent of funds expected to be committed for 2014.

As with any similarly-situated mining company, the Company is evaluating additional prospects and our efforts are subject to, among other things, the mineralized potential, the terms of any agreement, the level and quality of previous work completed by the target companies, schedules, weather and geography. The Company is focused on prospects that have potential for success and generally located in a politically friendly jurisdiction which has clear and well established mining, tax and environmental laws, an experienced mining authority and likely to be an open pit versus an underground prospect.

Brisas Arbitration

In April 2008, after a series of actions which concluded with the revocation of the Company’s previously authorized right to develop the Brisas Project, the Venezuelan government expropriated the Brisas Project and also effectively deprived the Company of its ability to further develop the Choco 5 Property.

The Company commenced arbitration in October 2009 by filing a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID"), against the Bolivarian Republic of Venezuela ("Respondent") seeking compensation in the arbitration for all of the losses and damages resulting from Venezuela’s wrongful conduct (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1) (the “Brisas Arbitration”)). The Company’s claim as last updated in its July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of the Company’s reply) of approximately $400 million. The claim, including accrued interest since the loss to the date of the Tribunal's decision, represents the estimated fair market value of the legal rights to develop the Brisas Project and the value of the Choco 5 Property.

The Company is well advanced in the arbitration process. The Tribunal held an oral hearing on the merits with the Parties in February 2012 and the Parties submitted post-hearing briefs in March, May and June 2012 as requested by the Tribunal.  In July 2012, the Tribunal issued a procedural order requesting both Parties to submit further expert reports addressing certain valuation issues. The expert initial and reply reports for both Parties were filed May 24 and June 28, 2013, respectively, and on August 5, 2013 the Parties filed final comments on the expert reports.  On October 15 and 16, 2013 the Tribunal held an oral hearing focused on the additional expert evidence requested in its previous procedural order. Subsequent to the October oral hearing the Tribunal issued post-hearing procedural instructions and the Parties submitted post-hearing briefs on December 23, 2013.

An ICSID Additional Facility Award is enforceable globally under the New York Convention, an international convention regarding the recognition and enforcement of arbitral awards with over one hundred forty State parties. There are clear, well documented procedures for identifying sovereign assets located in one or more of these Member States and for enforcing arbitral awards by attaching such assets.

Venezuela has publically stated its intent to develop the Brisas Project and contiguous areas and has reportedly engaged a major Chinese corporation for initial studies related to the development and eventual construction of the Brisas or Brisas-Cristinas mine as a large gold-copper complex. Consistent with Venezuela's publically stated intent, Gold Reserve continues to concentrate its efforts on finding a joint solution that would include the transfer of the extensive technical data related to the development of the Brisas Project that was compiled by the Company allowing the project, with the assistance of the Chinese corporation or a similar entity, to be developed on an accelerated basis for the benefit of Venezuela, with proper compensation for the Company’s stakeholders.  Regardless of whether there is a settlement or an arbitral award, management is committed to see this process through to its logical conclusion.

Exhibit 99.3     Management’s Discussion & Analysis - Page 4

The Board of Directors approved a Bonus Pool Plan ("Bonus Plan") in May 2012, which is intended to reward the participants, including named executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the arbitration claim and the collection of an award, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes times 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause. The Company currently does not accrue a liability for the Bonus Plan as events required for payment under the Plan have not yet occurred.

FINANCIAL OVERVIEW

The Company's overall financial position is a product of a number of historical events including the uncompensated seizure of the Brisas Project by the Venezuelan government, the subsequent write-off of the accumulated Brisas Project development costs, impairment of the value of the equipment originally acquired for the Brisas Project as well as the impact of the 2012 restructuring of debt originally issued for the Brisas Project.

Recent operating results continue to be shaped by the cost of ongoing ICSID arbitration related to the seizure of the Brisas Project by the Venezuelan government, ongoing advancement of the La Tortuga Project and the costs of maintaining the Company's legal and regulatory obligations in good standing.

The Company has no commercial production and, as a result, it has not recorded revenue or cash flows from mining operations and continues to experience losses from operations, a trend the Company expects to continue, unless and until the dispute regarding Brisas is resolved favorably to the Company and/or it acquires and invests in an alternative project such as the Tortuga Property, which results in positive results from operations.

Historically the Company has financed its operations through the issuance of common stock, other equity securities and convertible debt. The timing of any such new investment or transaction if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the collection, if any, of an award or settlement related to the Brisas Arbitration, the amount of proceeds and timing of sale, if any, of the remaining equipment originally slated for the Brisas Project, the timing of the redemption or maturity of the existing convertible notes and/or future financings, if any.  The Company has only one operating segment, the exploration and development of mineral properties.

During the third quarter of 2013, the Company closed a previously agreed to private placement for gross proceeds totaling $5,250,000. The private placement consisted of 1,750,000 units comprised of one Class A common share and one-half of one Class A common share purchase warrant, with each whole warrant exercisable by the holder for a period of 2 years after its issuance to acquire one Class A common share at a price of $4.00 per share.

Substantially all of the Company's convertible notes mature in June 2014. As part of its plan to fund its future obligations, the Company maintains its efforts to dispose of the remaining Brisas Project related assets, pursue a timely and successful completion of the arbitration claim before ICSID including a possible settlement between the parties and initiate other debt and equity funding alternatives as may be available. On April 25, 2014, the Company signed a term sheet with its largest Noteholders to extend the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issue up to $12 million of New Notes also maturing December 31, 2015. The terms of arrangement are binding subject to TSX Venture Exchange approval. The relevant terms of the Modified Notes will be amended to be consistent with the New Notes. (See Notes 11 and 14 to the audited consolidated financial statements).

Future efforts in this regard, may be adversely impacted by financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

Exhibit 99.3     Management’s Discussion & Analysis - Page 5

SELECTED ANNUAL INFORMATION

	2013	2012	2011
Other income (loss)	$(176,598)	$9,633,453	$2,358,514
Loss from continuing operations	$(15,436,410)	$(10,025,101)	$(23,612,393)
Per share	$(0.21)	$(0.16)	$(0.40)
Total Assets	$22,756,769	$28,437,052	$78,340,069
Total non-current financial liabilities	$25,011,149	$21,037,945	$101,833,491
Distributions or cash dividends declared per share	-	-	-

Factors that have caused period to period variations are more fully discussed below.

Liquidity and Capital Resources

At December 31, 2013, the Company had cash and cash equivalents of approximately $3.0 million which represents a decrease from December 31, 2012 of approximately $5.4 million. The twelve month net decrease was primarily due to cash used by operations of $11.0 million and purchase of property, plant and equipment of $0.1 million, partially offset by proceeds from the issuance of common shares of $5.7 million. The activities that resulted in the net change in cash are more fully described in the "Operating," "Investing" and "Financing" Activities sections below.

	2013	Change	2012
Cash and cash equivalents	$2,975,837	$(5,371,681)	$8,347,518

The Company's short-term financial obligations included accounts payable and accrued expenses due in the normal course of approximately $0.7 million.

As of December 31, 2013, the Company had financial resources including cash, cash equivalents and marketable securities totaling approximately $3.3 million as well as Brisas Project related equipment which is subject to disposal with an estimated fair value of approximately $19 million (See Note 7 to the audited consolidated financial statements).

The Company believes that cash and investment balances subsequent to the completion of the announced extension of the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and the issuance of up to $12 million of New Notes which also mature on December 31, 2015 (See "Financing Activities" below and Notes 11 and 14 to the audited consolidated financial statements) along with funds available from potential future equipment sales will be sufficient to enable it to fund its activities into 2015. As of the date of this report, the Company had approximately $1.4 million in cash and investments, which are held primarily in U.S. dollar denominated accounts.

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

Operating Activities

Cash flow used by operating activities for the years ended December 31, 2013, 2012 and 2011 was approximately $11.0 million, $13.2 million and $17.9 million, respectively. Cash flow used by operating activities consists of net operating losses (the components of which are more fully discussed below) adjusted over the periods presented for certain non-cash income and expense items primarily related to gain on settlement of debt, stock options and common shares issued in lieu of cash compensation, accretion of convertible notes, gains on sale of equipment and marketable securities, and certain non-cash changes in working capital.

Exhibit 99.3     Management’s Discussion & Analysis - Page 6

Cash flow used by operating activities during the year ended December 31, 2013 decreased from the prior comparable period generally due to reductions in corporate general and administrative, legal and accounting and Venezuelan operations partially offset by arbitration expenditures.

Investing Activities

	2013	Change		2012	Change	2011
Net proceeds from sale of marketable securities	$8,461	$(5,184)	$	$ 13,645	$(954,532)	$968,177
Purchase of property, plant and equipment	(128,285)	30,853		(159,138)	(108,660)	(50,478)
Proceeds from sale of equipment	-	(277,965)		277,965	(16,179,576)	16,457,541
	$(119,824)	$(252,296)	$	$ 132,472	$(17,242,768)	$17,375,240

The year over year net change in funds provided by investing activities primarily resulted from a decrease in proceeds from the sale of Brisas Project related equipment and marketable equity securities sales. In addition, purchases of property, plant and equipment primarily related to the Tortuga Property mineral property option payments also impacted funds provided by investing activities.

Financing Activities

	2013	Change	2012	Change	2011
Settlement of convertible debt	$-	$33,787,500	$(33,787,500)	$(33,786,817)	$(683)
Restructuring fees	-	2,585,119	(2,585,119)	(2,585,119)	-
Issuance of common shares	5,700,199	5,618,274	81,925	66,147	15,778
	$5,700,199	$41,990,893	$(36,290,694)	$(36,305,789)	$15,095

The year over year net change in funds provided or used by financing activities primarily resulted from the 2012 redemption and restructuring of convertible notes inclusive of restructuring fees and the 2013 issuance of common shares pursuant to a private placement. In addition, proceeds provided from the exercise of employee stock options totaled approximately $0.7 million and $0.1 million in 2013 and 2012, respectively.

On April 25, 2014, the Company signed a term sheet with its largest Noteholders to extend the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issue up to $12 million of New Notes also maturing December 31, 2015. The terms of arrangement are binding subject to TSX Venture Exchange approval. The relevant terms of the Modified Notes (See Note 11 to the audited consolidated financial statements) will be amended to be consistent with the New Notes. The New Notes and the Modified Notes (as amended from the date of closing) (the "Notes") bear interest at a rate of 11% per year, which will be accrued quarterly and added to the principal. Subject to certain conditions, the then outstanding principal and deferred interest may be converted into Class A common shares of the Company, redeemed or repurchased. The Notes mature on December 31, 2015 and are convertible, at the option of the holder, into 266.67 shares of Class A common shares per $1,000 (equivalent to a conversion price of $3.75 per common share) at any time upon prior written notice to the Company. The Company will pay in the case of the New Notes, a fee of 2.5% of the principal in the form of an original issue discount and in the case of the Modified Notes, a cash extension fee of 2.5% of the principal. The transaction is expected to be completed in May 2014.

Exhibit 99.3     Management’s Discussion & Analysis - Page 7

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2013 (For further details see "Financing Activities" above and Notes 11 and 14 to the audited consolidated financial statements):

Payments due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Convertible Notes[1,2]	$ 26,354,000	-	$ 25,312,000	-	$ 1,042,000
Interest	5,540,867	694,271	4,531,391	114,620	200,585
	$ 31,894,867	$ 694,271	$ 29,843,391	$ 114,620	$ 1,242,585

1         Includes $25,312,000 principal amount of convertible notes originally due June 29, 2014 and extended to December 31, 2015 by an agreement subject to TSX Venture Exchange approval (See Note 14 to the audited consolidated financial statements) and $1,042,000 principal amount of 5.50% convertible notes due June 15, 2022. Subject to certain conditions, the notes may be converted into Class A common shares of the Company, redeemed or repurchased. The amounts shown above include the interest and principal payments due unless the notes are converted, redeemed or repurchased prior to their due date.

2         In May 2007, the Company issued $103.5 million aggregate principal amount of senior subordinated convertible notes ("Old Notes"), of which $102.3 million remained outstanding prior to June 15, 2012. On May 16, 2012, the Company notified the holders of Old Notes that they had the right to require the Company to purchase all or a portion of their Old Notes on June 15, 2012 and that, pursuant to a negotiated agreement with the largest note holders, the Company would pay, in cash, any such notes validly surrendered of which holders of Old Notes elected to surrender approximately $16.9 million of the Old Notes leaving a remaining balance of approximately $85.4 million. Subsequently, in the fourth quarter of 2012, the Company consummated a debt restructuring agreement (the "Restructuring") covering the remaining outstanding debt totaling $85.4 million. Holders of an aggregate of $84.4 million of Old Notes elected to participate in the Restructuring and $1.0 million of Old Notes declined to participate. Pursuant to the Restructuring, the Company paid $16.9 million cash, issued 12,412,501 Class A common shares, issued modified notes with a face value of $25.3 million (“Modified Notes”) and issued CVR’s totaling 5.468% of any future proceeds, net of certain deductions (including income tax calculation and the payment of current obligations of the Company), actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data. The amount recorded as convertible notes in the audited consolidated balance sheet as of December 31, 2013 is comprised of $23.0 million carrying value (face value $25.3 million) of Modified Notes issued pursuant to the Restructuring and the face value $1.0 million of Old Notes held by Other Note Holders who declined to participate in the Restructuring. The $23.0 million carrying value of Modified Notes will be accreted to face value of $25.3 million using the effective interest rate method over the expected life of the notes with the resulting charge recorded as interest expense.

Results of Operations

Summary

Consolidated other income (loss), total expenses and net loss for the three years ended December 31, 2013 were as follows:

	2013	Change	2012	Change	2011
Other Income (Loss)	$ (176,598)	$ (9,810,051)	$ 9,633,453	$ 7,274,939	$ 2,358,514
Total Expenses	(15,259,812)	4,398,742	(19,658,554)	6,312,353	(25,970,907)
Net Loss	$ (15,436,410)	$ (5,411,309)	$ (10,025,101)	$ 13,587,292	$ (23,612,393)
Net loss per share	$ (0.21)		$ (0.16)		$ (0.40)

Other Income (Loss)

The Company has no commercial production and, as a result, other income (loss) is often variable from period to period due to one-time or otherwise variable sources of income.

	2013	Change	2012	Change	2011

Interest	$ 1,146	$ (14,581)	$ 15,727	$ (101,229)	$ 116,956
Litigation settlement	-	(1,891,035)	1,891,035	1,891,035	-
Gain (loss) on sale of marketable securities	(4,039)	(11,412)	7,373	(765,325)	772,698
Loss on impairment of marketable securities	(178,250)	255,723	(433,973)	(433,973)	-
Gain on sale of equipment	-	(97,965)	97,965	(1,362,762)	1,460,727
Gain on settlement of debt	340	(8,088,755)	8,089,095	8,087,791	1,304
Foreign currency gain (loss)	4,205	37,974	(33,769)	(40,598)	6,829
	$ (176,598)	$ (9,810,051)	$ 9,633,453	$ 7,274,939	$ 2,358,514

Exhibit 99.3     Management’s Discussion & Analysis - Page 8

The year over year change in other income (loss) as presented above primarily consists of the effects of the gain on sale of equipment in 2011, gain on settlement of debt (net of expenses) and litigation settlement offset by the loss on impairment of marketable securities in 2012, as well as a decrease in loss on impairment of marketable securities in 2013.

Expenses

Corporate general and administrative, exploration and legal and accounting expenses decreased approximately $4.5 million during the twelve months ended December 31, 2013 compared to the same period in 2012 and increased approximately $1.3 million during the twelve months ended December 31, 2012 compared to the same period in 2011.

The net decrease in 2013 compared to 2012, as it relates to corporate general and administrative, was primarily a result of decreases in non-cash charges associated with the previous issuance of stock-based compensation and cash-based reductions related to both the number of personnel and compensation related items, fees associated with consultants and other discretionary costs and, in the case of exploration and legal and accounting, primarily attributable to an increase in activities associated with the Tortuga Project and a decrease in fees associated with corporate and tax planning activities, respectively. The net increase in 2012 compared to 2011, as it relates to corporate general and administrative, was primarily a result of non-cash charges associated with the previous issuance of stock-based compensation and, in the case of exploration and legal and accounting, primarily attributable to reductions in personnel and compensation related items and corporate and tax planning activities as well as costs associated with litigation, respectively.

Pursuant to generally accepted accounting principles, the Company records a non-cash expense associated with the issuance of options using the fair value method of accounting which is computed using the Black-Scholes method and expensed over the vesting period of the option. Non-cash compensation associated with the restricted stock grants is computed based on the value of the shares at date of grant. Accounting rules do not provide for the recovery of previously expensed amounts associated with expired share purchase options. The Company recorded non-cash compensation expense during 2013 and 2012 of $0.6 million and $4.8 million, respectively, for stock-based grants in 2013 and prior periods.

Venezuelan operations, arbitration, equipment holding, write-down of equipment and interest expense on a net basis increased approximately $0.1 million during the twelve months ended December 31, 2013 compared to the same period in 2012 and decreased approximately $7.6 million during the twelve months ended December 31, 2012 compared to the same period in 2011.

The net increase in 2013 compared to 2012, as it relates to arbitration, was primarily a result of an order by the Tribunal for an additional oral hearing and the preparation of a post hearing brief associated with the oral hearing and, in the case of Venezuelan operations and equipment holding costs, the decrease is attributable to a winding down of activities to nominal levels and reduced maintenance related costs, respectively. The net decrease in 2012 compared to 2011, as it relates to arbitration, was primarily a result of decreased activities subsequent to the preparation and conclusion of the original oral hearing and, in the case of Venezuelan operations and equipment holding costs, the decrease is attributable to a further reduction of in-country activities to minimal levels and reduced maintenance and storage related costs, respectively. In 2011 management made an adjustment to the carrying value of the Brisas Project related assets that was not repeated in the subsequent periods.   As a result of the partial debt repayment associated with the 2012 debt restructuring actual interest payments have declined which are offset in the financial statements by the accretion of the carrying value of the debt to face value at maturity.

On a combined basis, total expenses decreased by approximately $4.4 million and $6.3 million for the years ended December 31, 2013 and 2012, respectively.

Exhibit 99.3     Management’s Discussion & Analysis - Page 9

	2013	Change	2012	Change	2011

Corporate general and administrative	$ 3,113,320	$ (3,670,903)	$ 6,784,223	$ 707,676	$ 6,076,547
Exploration	1,116,339	176,217	940,122	(351,405)	1,291,527
Legal and accounting	512,344	(978,372)	1,490,716	972,500	518,216
	4,742,003	(4,473,058)	9,215,061	1,328,771	7,886,290

Venezuelan operations	196,196	(390,760)	586,956	(576,836)	1,163,792
Arbitration	3,982,436	565,707	3,416,729	(3,242,630)	6,659,359
Equipment holding costs	913,913	(123,687)	1,037,600	(631,654)	1,669,254
Write-down of machinery & equipment	-	(71,166)	71,166	(1,810,793)	1,881,959
Interest expense	5,425,264	94,222	5,331,042	(1,379,211)	6,710,253
	10,517,809	74,316	10,443,493	(7,641,124)	18,084,617

Total expenses for the period	$ 15,259,812	$ (4,398,742)	$ 19,658,554	$ (6,312,353)	$ 25,970,907

SUMMARY OF QUARTERLY RESULTS

Quarter ended        12/31/13            9/30/13            6/30/13            3/31/13          12/31/12            9/30/12            6/30/12            3/31/12

Other Income (loss) $(104,405)     ($78,304)        ($23,123)          $29,234      $7,713,505      $1,905,894             $4,138             $9,916

Net income (loss)

 before tax           (4,273,836)     (3,835,911)     (4,119,566)     (3,207,097)       4,353,609       (1,749,062)     (4,907,669)     (7,721,979)

   Per share                   (0.06)              (0.05)              (0.06)              (0.04)                0.08                (0.03)              (0.08)              (0.13)

   Fully diluted              (0.06)              (0.05)              (0.06)              (0.04)                0.08                (0.03)              (0.08)              (0.13)

Net income (loss) (4,273,836)    (3,835,911)     (4,119,566)     (3,207,097)       4,353,609       (1,749,062)     (4,907,669)     (7,721,979)

   Per share                   (0.06)              (0.05)              (0.06)              (0.04)                0.08                (0.03)              (0.08)              (0.13)

   Fully diluted              (0.06)              (0.05)              (0.06)              (0.04)                0.08                (0.03)              (0.08)              (0.13)

Other income (loss) during 2013 consisted of foreign currency gains (losses), losses on marketable securities and interest income. Other income in the fourth quarter of 2012 was primarily comprised of an $8.1 million gain on the restructuring of the Company’s convertible notes partially offset by a $0.4 million loss on marketable securities. In the third quarter of 2012, the Company recorded other income of $1.9 million from settlement of litigation.

The increase in net loss in the fourth quarter of 2013 was related to costs associated with the arbitration. Net loss in the third quarter of 2013 decreased mainly as a result of a decrease in non-cash compensation. The increase in net loss during the second quarter of 2013 was primarily due to an increase in arbitration costs. During 2012, net loss decreased each quarter primarily due to decreases in costs associated with the arbitration and increases in other income in the third and fourth quarters as noted above.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Exhibit 99.3     Management’s Discussion & Analysis - Page 10

Transactions with Related Parties

During the third quarter of 2013, the Company closed a previously agreed to private placement for gross proceeds totaling $5.25 million. The private placement consisted of 1,750,000 units comprised of one Class A common share and one-half of one Class A common share purchase warrant, with each whole warrant exercisable by the holder for a period of 2 years after its issuance to acquire one Class A common share at a price of $4.00 per share. An aggregate 1.5 million units were issued to affiliated funds which exercised control or direction over more than 10% of the Company’s common shares prior to the private placement and as a result, this portion of the private placement was considered to be a related party transaction.

On April 25, 2014, the Company signed a term sheet with its largest Noteholders to extend the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issue up to $12 million of New Notes also maturing December 31, 2015. The terms of arrangement are binding subject to TSX Venture Exchange approval. The relevant terms of the Modified Notes will be amended to be consistent with the New Notes. (See "Management's Analysis and Discussion" and Notes 11 and 14 to the audited consolidated financial statements). Pursuant to the terms of the agreement an aggregate $19.2 million of Modified Notes are expected to extended for two affiliated funds and approximately $8 million of New Notes are expected to be issued to one of those affiliated funds, both of which, exercised control or direction over more than 10% of the Company’s common shares prior to the transaction and as a result, this portion of the transaction is considered to be a related party transaction.

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

Critical accounting estimates used in the preparation of the audited consolidated financial statements include the:

▪  assessments of the recoverability and carrying value of the Brisas Project related equipment, the realizable value of which may be different than management’s current estimate;

▪  determination of the fair value of the Company’s convertible notes which are accreted to their face value at maturity using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense;

▪  use of the fair value method of accounting for stock options which is computed using the Black-Scholes method which utilizes estimates that affect the amounts ultimately recorded as stock based compensation;

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

Exhibit 99.3     Management’s Discussion & Analysis - Page 11

Risks related to arbitration proceedings

Failure to prevail in, or settle, the Brisas arbitration and to obtain adequate compensation from the Venezuelan government for its expropriation of the Brisas Project and our Choco 5 property could materially adversely affect the Company.

In October 2009, we filed a Request for Arbitration with ICSID against the Bolivarian Republic of Venezuela seeking compensation for all of the loss and damage resulting from the Venezuelan government’s wrongful conduct, including its expropriation of the Brisas Project and our Choco 5 property.

The amount of our claim includes the full market value of the legal rights to develop the Brisas Project as of the date of the Tribunal’s decision, the value of the Choco 5 property and interest on the claim calculated since the loss. Our claim as last updated in our July 2011 Reply totals approximately $2.1 billion, which includes interest from April 14, 2008 (the date of the expropriation) to July 29, 2011 (the date of our reply) of approximately $400 million.

The cost of prosecuting the Brisas arbitration is substantial and there is no assurance that we will be successful in establishing the Venezuelan government’s liability or, if successful, will collect any award by the arbitration tribunal for compensation from Venezuela.  Failure to prevail in the Brisas arbitration and obtain adequate compensation for the expropriation of these properties could materially adversely affect the Company.

The Company cannot predict when the arbitration proceedings against Venezuela will be completed.

The Tribunal held an oral hearing on the merits with the Parties in February 2012 and the Parties submitted post-hearing briefs in March, May and June 2012 as requested by the Tribunal.  In July 2012, the Tribunal issued a procedural order requesting both Parties to submit further expert reports addressing certain valuation issues. The expert initial and reply reports for both Parties were filed May 24 and June 28, 2013, respectively, and on August 5, 2013 the Parties filed final comments on the expert reports.  On October 15 and 16, 2013 the Tribunal held an oral hearing focused on the additional expert evidence requested in its previous procedural order. Subsequent to the October oral hearing the Tribunal issued post-hearing procedural instructions and the Parties submitted post-hearing briefs on December 23, 2013.

We understand that numerous pending arbitration actions are being pursued against Venezuela at this time before the ICSID (See ICSID website at icsid.worldbank.org/ICSID/) and further understand that Venezuela has reportedly settled and/or made full or partial payment for damages to a limited number of claimants. ICSID arbitrations are non-public proceedings and, as a result, we have no specific information regarding the actual amounts paid or what percentage such payments represented of the original claim against Venezuela or the timing of such payments.

Based on the uncertain nature of arbitration under investment treaties, we do not have a basis upon which to estimate the timing or the amount of an award or settlement, if any, or the likelihood of its collection. Accordingly, there can be no assurances that the Brisas arbitration proceedings will be completed or settled within any specific or reasonable period of time, that we will receive any award or settlement or that any award or settlement will be collected within any specific or reasonable period of time following the award or settlement, if any.

Risks relating to the notes

The Company’s ability to generate the cash needed to pay interest and principal amounts on the Notes and service any other debt depends on many factors, some of which are beyond its control.

The Company’s ability to generate cash from operations to meet scheduled payments or to refinance its debt will depend on the Company’s financial and operating performance which, in turn, is subject to the business risks described herein. Some of these risks are beyond the Company’s control. If the Company’s cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to reduce or to delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure its debt.

Exhibit 99.3     Management’s Discussion & Analysis - Page 12

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

Subsequent to the completion of the agreement signed on April 25, 2014, (see Notes 11 and 14 to the audited consolidated financial statements) whereby the Company agreed, subject to TSX Venture Exchange approval, to extend the maturity date of its $25.3 million Modified Notes and to issue up to $12 million of New Notes, there will be outstanding approximately $36.3 million principal amount of Notes. If all of such notes (including paid in kind interest) were converted to Class A common shares, an additional 12 million Class A common shares would be issued, thereby diluting the ownership of existing shareholders.

The Company’s ability to obtain the resources required for continued servicing or restructuring of its Notes or to meet other obligations as they come due depends on numerous factors, some of which are beyond the Company’s control.

Unless and until the Company successfully collects an arbitral award, if any, or acquires and/or develops other operating properties which provide positive cash flow, the Company’s ability to meet its obligations as they come due or redeem in whole or part or otherwise restructure the Notes will be limited to the Company’s cash on hand and/or its ability to issue additional equity or debt securities in the future. Such transactions could potentially cause substantial dilution to the then existing shareholders and, in certain circumstances, could result in a change of control.

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

The Company is dependent upon the abilities and continued participation of key personnel to manage the Brisas Arbitration and identify, acquire and develop new opportunities. Substantially all key management personnel have been employed by the Company for over 20 years. The loss of key employees (in particular those long time key management personnel possessing important historical knowledge related to the Brisas Project which is relevant to the Brisas Arbitration) or an inability to obtain personnel necessary to execute the Company’s plan to acquire and develop new projects could have a material adverse effect on its future operations.

Exhibit 99.3     Management’s Discussion & Analysis - Page 13

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

Exhibit 99.3     Management’s Discussion & Analysis - Page 14

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

U.S. taxpayers should be aware that the Company has determined that it was a "passive foreign investment company" under Section 1297(a) of the U.S. Internal Revenue Code (a "PFIC") for the taxable year ended December 31, 2013, and it may be a PFIC for all taxable years prior to the time the Company has income from production activities. The Company does not believe that any of its subsidiaries were PFICs as to any shareholder of the Company for the taxable year ended December 31, 2013, however, due to the complexities of the PFIC determination detailed below, the Company cannot guarantee this belief and, as a result, it cannot determine that the IRS would not take the position that certain subsidiaries are not PFIC’s. The determination of whether the Company and any of its subsidiaries will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company and any of its subsidiaries will be a PFIC for any taxable year generally depends on the Company's and its subsidiaries’ assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Information Form. Accordingly, there can be no assurance that the Company and any of its subsidiaries will not be a PFIC for any taxable year.

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

Exhibit 99.3     Management’s Discussion & Analysis - Page 15

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

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

In February 2013, the FASB issued Accounting Standards Update 2013-02 which contains requirements regarding the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update were effective for reporting periods beginning after December 15, 2012 and did not have a significant impact on the Company’s financial statements.

DISCLOSURE OF OUTSTANDING SHARE DATA

Class A Common Shares

The Company is authorized to issue an unlimited number of Class A common shares without par value of which 75,559,911 Class A common shares were issued as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Class A common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the board of directors of the Company. Shareholders are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

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

Exhibit 99.3     Management’s Discussion & Analysis - Page 16

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

Equity Incentive Plan

The Company adopted and the shareholders approved on June 27, 2012, the 2012 Equity Incentive Plan (the "2012 Plan"). The 2012 Plan permits grants of stock options of up to 10% of the issued and outstanding common shares of the Company on a rolling basis. As of December 31, 2013 there were 2,159,266 options available for grant.

Stock options exercisable for Common Shares as of the date herein:

Expiry Date	Exercise Price	Number of Shares
January 3, 2016	$ 1.82	2,622,500
January 30, 2017	$ 2.89	1,620,500
June 11, 2018	$ 3.00	250,000
June 9, 2021	$ 1.92	950,000
Total Class A Common Shares issuable pursuant to stock options		5,443,000

Convertible Notes

The Company has Convertible Notes outstanding as of the date hereof totaling $26,354,000, which is comprised of face value $25,312,000 of Modified Notes convertible to Class A common shares under certain circumstances at $4.00 per share and face value $1,042,000 of Old Notes convertible to Class A common shares under certain circumstances at $7.54 per share.

The following summarizes the share capital structure of the Company as of the date hereof:

Class A Common Shares outstanding	75,559,911
Equity Units outstanding	500,236
Total shares outstanding	76,060,147
Shares issuable pursuant to the 2012 Equity Incentive Plan	5,405,500
Shares issuable pursuant to the Convertible Notes	6,466,196
Total shares outstanding, fully diluted	87,931,843

On April 25, 2014, the Company signed a term sheet with its largest Noteholders to extend the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issue up to $12 million of New Notes also maturing December 31, 2015. The terms of arrangement are binding subject to TSX Venture Exchange approval. The relevant terms of the Modified Notes (See Notes 11 and 14 to the audited consolidated financial statements) will be amended to be consistent with the New Notes. The New Notes and Modified Notes are convertible at the option of the holder into 266.67 shares of Class A common shares per $1,000 (equivalent to a conversion price of $3.75 per common share) at any time upon prior written notice to the Company.

Exhibit 99.3     Management’s Discussion & Analysis - Page 17

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

Date: April 28, 2014                                                                                   s/ Rockne J. Timm

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

Date: April 28, 2014                                                                                   s/ Robert A. McGuinness

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

Exhibit 99.5    Certificates - Page 2

Exhibit 99.6 – Certification of Gold Reserve Inc. Chief Executive Officer pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gold Reserve Inc. on Form 40-F for the year ending December 31, 2013 as filed with the Securities and Exchange Commission on the date hereof, I, Rockne J. Timm, Chief Executive Officer of Gold Reserve Inc., certify pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Annual Report on 40-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Annual Report on Form 40-F fairly presents, in all material respects, the financial condition and results of operations of Gold Reserve Inc.

s/ Rockne J. Timm

    Rockne J. Timm
    Chief Executive Officer
    April 28, 2014

Exhibit 99.6    Certificates - Page 3

Exhibit 99.7–  Certification of Gold Reserve Inc. Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gold Reserve Inc. on Form 40-F for the year ending December 31, 2013 as filed with the Securities and Exchange Commission on the date hereof, I, Robert A. McGuinness, Vice President-Finance & CFO of Gold Reserve Inc., certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

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

    April 28, 2014

Exhibit 99.7    Certificates - Page 4

Exhibit 99.8 – Consent of Independent Auditor

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2013 of Gold Reserve Inc. of our report dated April 28, 2014, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting which appear in this Annual Report.

We also consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-188574) of Gold Reserve Inc. of our report referred to above.

s/PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

April 28, 2014