Form 40-F
period 2015-12-31
GOLD RESERVE INC
filed 2016-04-20
CIK 1072725

 United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015                                             Commission File Number:  001-31819

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  Class A common shares, no par value per share: 76,447,147

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒  Yes     ☐  No

Form 40-F – Page 1

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☒  Yes     ☐  No

Explanatory note

Gold Reserve Inc. ("Gold Reserve", the "Company", "we", "us", or "our") is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F.  We are a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the U.S. Securities Act of 1933, as amended (the "Securities Act").  Our equity securities are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

CAUTIONARY NOTE REGARDING differences in united states and
canadian reporting practices

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
AND INFORMATION

The information presented or incorporated by reference in this document contains both historical information and “forward-looking statements” (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) or “forward looking information” (within the meaning of applicable Canadian securities laws) (collectively referred to herein as “forward-looking statements”) that may state our intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause our actual financial results, performance, or achievements to be materially different from those expressed or implied herein and many of which are outside our control.

Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: our ability to complete the transactions contemplated by the Memorandum of Understanding (the “MOU”) we entered into with the Bolivarian Republic of Venezuela (“Venezuela”), on February 24, 2016, with respect to the potential settlement, including the payment and resolution, of the amounts awarded (including pre and post award interest and legal costs) (the “Arbitral Award”) by the International Centre for Settlement of Investment Disputes (“ICSID”), an amount yet to be agreed to by the parties in exchange for our contribution to the Brisas-Cristinas Project (as defined herein) of the technical mining data (the "Mining Data")  related to our previous mining project in Venezuela known as the “Brisas Project” and the potential subsequent joint development and financing of the Brisas-Cristinas Project by us and Venezuela; the ability of Venezuela to obtain financing on favorable terms, if at all, to fund the contemplated payments to us pursuant to the Arbitral Award or the other transactions contemplated by the MOU; risks associated with the concentration of our potential future operations and assets in Venezuela; the timing of our enforcement or collection of the Arbitral Award if the transactions contemplated by the MOU are not concluded; actions and/or responses by the Venezuelan government in connection with the negotiation of definitive documentation pursuant to the MOU and/or with respect to our ongoing collection efforts related to the Arbitral Award; economic and industry conditions influencing the sale of the equipment related to the Brisas Project; conditions or events impacting our ability to fund our operations and/or service our debt; our ability to maintain listing of our Class A common shares on the TSX Venture Exchange (the "TSXV"); and our long-term plans for identifying and achieving revenue producing operations.

Form 40-F – Page 2

Forward-looking statements involve risks and uncertainties, as well as assumptions that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements.  The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements.  Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including without limitation:

•         our ability to reach agreement with Venezuela on definitive documentation for the transactions contemplated by the MOU and complete such transactions;

•         the timing of the conclusion of the transactions contemplated by the MOU or our collection of the Arbitral Award, if at all;

•         the ability of Venezuela to obtain financing on favorable terms, if at all, to fund the contemplated payments pursuant to the Arbitral Award or the other transactions contemplated by the MOU, including the potential development of the Brisas-Cristinas Project;

•         value realized from the disposition of the Mining Data, if any, pursuant to the transactions contemplated by the MOU or otherwise;

•         our ability with Venezuela to obtain the approval of the National Executive Branch of the Venezuelan government to create a special economic zone or otherwise provide tax and other economic benefits for the activities of the jointly owned entity (which we refer to herein as the “mixed company”) contemplated by the MOU;

•         our ability to repay our outstanding notes and associated interest in cash, if required, satisfy our obligations under our outstanding  contingent value rights CVRs or make a distribution of any remaining funds to our shareholders after repaying our then existing obligations following any payment by Venezuela pursuant to the Arbitral Award or with respect to our contribution of the Mining Data to the mixed company,;

•         the costs associated with the enforcement and collection of the Arbitral Award, including the costs that we may incur in connection with the completion of the MOU;

•         the complexity and uncertainty of varied legal processes in multiple international jurisdictions associated with our ongoing efforts to collect the Arbitral Award;

•         concentration of our potential future operations and assets, if any, in Venezuela;

•         the potential for corruption and uncertain legal enforcement,  civil unrest, military actions and crime in Venezuela and its impact on our potential future operations in Venezuela;

•         risks associated with future exploration and development of the Brisas-Cristinas Project;

•         our current liquidity and capital resources and access to additional funding in the future when required;

•         continued servicing or restructuring of our outstanding Notes or other obligations as they come due;

•         our ability to maintain continued listing of our Class A common shares on the TSXV;

•         shareholder dilution resulting from restructuring,  refinancing or conversion of our outstanding Notes or from the sale of additional equity;

•         value realized from the disposition of the remaining Brisas Project related assets, if any;

•         prospects for our exploration and development of Brisas-Cristinas Project and/or the LMS Gold Project, as described in the attached Annual Information Form Exhibit 99.1 ;

•         currency, metal prices and metal production volatility;

•         adverse U.S. and/or Canadian tax consequences;

Form 40-F – Page 3

•         or ability  to attract new employees, if required, and the continued participation of existing employees; and

•         other risks normally incident to the exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of our forward-looking statements.  See "Risk Factors" in Management's Discussion and Analysis for the fiscal year ended December 31, 2015 is included herein as Exhibit 99.3.

Investors are cautioned not to put undue reliance on forward-looking statements, whether in this document, other documents periodically filed with the Securities and Exchange Commission (the "SEC") or other securities regulators or presented on our website.  Forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice.  We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable rules promulgated by the SEC and the Ontario Securities Commission (the "OSC"). Investors are urged to read our filings with U.S. and Canadian securities regulatory authorities, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

CURRENCY

Unless otherwise indicated, all references to "$", U.S. $ or "U.S. dollars" in this Annual Report refer to U.S. dollars and references to "Cdn$" or "Canadian dollars" refer to Canadian dollars.  The 12 month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last three calendar years equaled 0.7820, 0.9052 and 0.9709, respectively, and the exchange rate at the end of each such period equaled 0.7226, 0.8620 and 0.9401, respectively.

PrincipAl Canadian Documents

Annual Information Form. Our Annual Information Form for the fiscal year ended December 31, 2015 is included herein as Exhibit 99.1.

Audited Annual Financial Statements. Our audited consolidated financial statements as at December 31, 2015 and 2014 and for the fiscal years ended December 31, 2015, 2014 and 2013, including the report of the independent auditors with respect thereto, are included herein as part of Exhibit 99.2.

Management’s Discussion and Analysis. Management’s discussion and analysis for the fiscal year ended December 31, 2015 is included herein as Exhibit 99.3.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report.  Based on that evaluation, management, including the chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Annual Report on Internal Control over Financial Reporting for the fiscal year ended December 31, 2015 is included herein as part of Exhibit 99.2.

Form 40-F – Page 4

Attestation Report of The Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report included herein as part of Exhibit 99.2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2015, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15d-15(f) under the Exchange Act).

AUDIT COMMITTEE

Our Board of Directors (the "Board") has a separately-designated standing Audit Committee for the purpose of overseeing our accounting and financial reporting processes and audits of our annual financial statements. As at the date of the Annual Report, the following individuals comprise the entire membership of our Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

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

Audit Committee Financial Expert. Mr. McChesney, now a business consultant, was most recently a financial executive for an automotive sales group and has served in similar positions for a number of other companies.  Mr. Potvin is a director and President of Murchison Minerals Ltd. (formerly Flemish Gold Corp.), has a MBA-Finance degree and was an investment analyst at Burns Fry Ltd for 13 years. Mr. Geyer has a Bachelor of Science in Mining Engineering from the Colorado School of Mines, has substantial experience in underground and open pit mining and has held engineering and operations positions with a number of companies including AMAX and ASARCO and has had previous audit committee experience with another public company.

The Board has determined that Mr. McChesney is an "audit committee financial expert" as such term is defined under Item 8(b) of General Instruction B to Form 40-F.  The SEC has indicated that the designation of Mr. McChesney as an audit committee financial expert does not make Mr. McChesney an "expert" for any purpose, impose any duties, obligations or liabilities on Mr. McChesney that are greater than those imposed on other members of the Audit Committee and Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee and Board.

CODE OF ETHICS

We have adopted a Code of Conduct and Ethics (the "Code") that is applicable to all our directors, officers and employees.  The Code contains general guidelines for conducting our business. The Code was amended and approved by the Board effective March 24, 2006.  No waivers to the provisions of the Code have been granted since its inception.  We intend to disclose future amendments to, or waivers from, certain provisions of the Code on our website within five business days following the date of such amendment or waiver.  A copy of the Code can be found on our website at www.goldreserveinc.com in the Investor Relations section under "Governance."  We believe that the Code constitutes a "code of ethics" as such term is defined by Item 9(b) of General Instruction B to Form 40-F.

Form 40-F – Page 5

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. The aggregate fees billed for each of the last two fiscal years for professional services rendered by our independent auditors, PricewaterhouseCoopers LLP ("PwC"), for the integrated audit of our annual financial statements for 2015 and 2014 were $100,661 and $124,511, respectively.

Audit-Related Fees. The aggregate fees billed in each of the last two fiscal years by PwC related to our quarterly reports and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings not otherwise reported under "Audit Fees" above for 2015 and 2014 were $39,069 and $51,579, respectively.

Tax Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by PwC for tax compliance and return preparation services for 2015 and 2014 were $8,829 and $8,311, respectively.

All Other Fees.  None.

Audit Committee Services Pre-Approval Policy

The Audit Committee is responsible for the oversight of our independent auditor’s work and pre-approves all services provided by PwC.  Audit Services and Audit-Related Services rendered in connection with the annual financial statements and quarterly reports are presented to and approved by the Audit Committee typically at the beginning of each year. Audit-Related Services other than those rendered in connection with the quarterly reports and Tax services provided by PwC are typically approved individually during the Committee’s periodic meetings or on an as-needed basis. The Audit Committee’s Chair is authorized to approve such services in advance on behalf of the Committee with such approval reported to the full Audit Committee at its next meeting.  The Audit Committee sets forth its pre-approval and/or confirmation of services authorized by the Audit Committee Chair in the minutes of its meetings.

OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial performance, financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

The following table sets forth information on our material contractual obligation payments for the periods indicated as of December 31, 2015. For further details see "Management's Discussion and Analysis" and Note 11 to the audited consolidated financial statements.

                                             Payments due by Period

                                                                                               Less than                                                                       More Than

Contractual Obligations                      Total                      1 Year                  1-3 Years            4-5 Years               5 Years

Convertible Notes 1                          $ 58,099,717                 $          -            $ 57,057,717                $            -              $ 1,042,000

Interest Notes 1                                                      22,679,177                             -               22,679,177                             -                               -

Interest                                                     372,515                     57,310                   114,620                   114,620                     85,965

Total                                                 $ 81,151,409                  $ 57,310           $ 79,851,514                $ 114,620             $ 1,127,965

1         Includes $57,057,717 principal amount of 11% due December 31, 2018 (the "2018 Notes") and $1,042,000 principal amount of 5.50% convertible notes due June 15, 2022 (The "2022 Notes" and collectively with the 2018 Notes, the "Convertible Notes"), which consists of convertible notes and interest notes from previous financings and restructurings in 2007, 2012 ,2014 and 2015. Subject to the terms of the Indenture governing the Convertible Notes, the Convertible Notes may be converted into our Class A common shares, redeemed or repurchased. During 2014 we extended the maturity date of approximately $25.3 million of notes from June 29, 2014 to December 31, 2015 and issued approximately $12 million of new notes also maturing December 31, 2015. The interest paid on the extended notes was increased to 11% from 5.5% consistent with the interest paid on the new notes.

Form 40-F – Page 6

During 2015 we extended the maturity date of approximately $43.7 million of notes and related interest notes (the “Modified Notes”) from December 31, 2015 to December 31, 2018 and issued approximately $13.4 million of additional notes also maturing December 31, 2018 (the “New Notes and, together with the Modified Notes, the "2018 Notes") (the "2015 Restructuring"). The amounts shown above include the principal payments due unless the notes are converted, redeemed or repurchased prior to their due date (See Note 11 to the audited consolidated financial statements).

The amount recorded as Convertible Notes and Interest Notes in the audited consolidated balance sheet as of December 31, 2015 is comprised of approximately $38.2 million carrying value of 2018 Notes issued pursuant to the 2015 Restructuring, approximately $1.0 million of previously issued 2022 Notes held by note holders who declined to participate in the note restructuring effected in 2012 and post restructuring Interest Notes of approximately $0.5 million. The carrying value of Convertible Notes will be accreted to face value using the effective interest rate method over the expected life of the notes with the resulting charge recorded as interest expense.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

We previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by us and our agent for service of process on May 7, 2007 with respect to the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises.

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

GOLD RESERVE INC.

By: /s/ Robert A. McGuinness

        Robert A. McGuinness, its Vice President of Finance,

        Chief Financial Officer and its Principal Financial and Accounting Officer

        April 20, 2016

Form 40-F – Page 7

EXHIBIT INDEX

Exhibit

Number         Exhibit

99.1                Annual Information Form for the fiscal year ended December 31, 2015

99.2                Audited Consolidated Financial Statements as at December 31, 2015 and 2014 and for the fiscal years ended December 31, 2015, 2014 and 2013

99.3                Management’s Discussion and Analysis for the fiscal year ended December 31, 2015

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

99.8                Consent of PricewaterhouseCoopers LLP, Independent Auditors

Form 40-F – Page 8