Form 40-F
GOLD RESERVE INC
filed 2017-04-28
CIK 1072725

 United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016                                             Commission File Number:  001-31819

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  Class A common shares, no par value per share: 89,710,604

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒  Yes     ☐  No

Form 40-F – Page 1

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☒  Yes     ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. ☐ Emerging Growth Company. If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory note

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
AND INFORMATION

The information presented or incorporated by reference in this report contains both historical information and "forward-looking statements" (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) or "forward looking information" (within the meaning of applicable Canadian securities laws) (collectively referred to herein as "forward looking statements") that may state our intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause our actual financial results, performance or achievements to be materially different from those expressed or implied herein and many of which are outside our control.

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

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation:

•         delay or failure by Venezuela to make payments or otherwise honor its commitments under the Settlement Agreement, including with respect to the sale of the Mining Data;

Form 40-F – Page 2

•         the ability of the Company and Venezuela to (i) successfully overcome any legal, regulatory or technical obstacles to operate the Mixed Company and develop the Brisas Cristinas Project (as herein defined), (ii) obtain any remaining governmental approvals and (iii) obtain financing to fund the capital costs of the Brisas Cristinas Project;

•         risks associated with exploration, delineation of adequate resources and reserves, regulatory and permitting obstacles and other risks normally incident to the exploration, development and operation of mining properties including our ability to achieve revenue producing operations in the future;

•         local risks associated with the concentration of our future operations and assets in Venezuela, including operational, security, regulatory, political and economic risks;

•         our ability to resume our efforts to enforce and collect the Award, including the associated costs of such enforcement and collection effort and the timing and success of that effort, if Venezuela fails to make payments under the Settlement Agreement, it is terminated and further efforts to consummate the Settlement Agreement are abandoned;

•         pending the receipt of payments under the Settlement Agreement or otherwise, our continued ability to service or restructure our outstanding notes or other obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources;

•         shareholder dilution resulting from future restructuring, refinancing and/or conversion of our outstanding notes or from the sale of additional equity, if required;

•         value realized from the disposition of the remaining Brisas Project related assets, if any;

•         our prospects in general for the identification, exploration and development of additional mining projects;

•         risks associated with the abilities and continued participation of key employees; and

•         Changes in U.S. and/or Canadian tax laws to which we are subject.

This list is not exhaustive of the factors that may affect any of our forward-looking statements.  See "Risk Factors" in Management's Discussion and Analysis for the fiscal year ended December 31, 2016 included herein as Exhibit 99.3.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the U.S. Securities and Exchange Commission (the “SEC”) or other securities regulators or presented on the Company’s website.  Forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice.  We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable U.S. and Canadian securities regulations.  Investors are urged to read the Company’s filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

CURRENCY

Unless otherwise indicated, all references to "$", “U.S. $” or "U.S. dollars" in this Annual Report refer to U.S. dollars and references to "Cdn$" or "Canadian dollars" refer to Canadian dollars.  The 12 month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last two calendar years equaled 0.7544 and 0.7820, respectively, and the exchange rate at the end of each such period equaled 0.7448 and 0.7226, respectively.

Form 40-F – Page 3

PrincipAl Canadian Documents

Annual Information Form. Our Annual Information Form for the fiscal year ended December 31, 2016 is included herein as Exhibit 99.1.

Audited Annual Financial Statements. Our audited consolidated financial statements as at December 31, 2016 and 2015 and for the fiscal years ended December 31, 2016 and 2015, including the report of the independent auditors with respect thereto, are included herein as part of Exhibit 99.2.

Management’s Discussion and Analysis. Management’s discussion and analysis for the fiscal year ended December 31, 2016 is included herein as Exhibit 99.3.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Annual Report on Internal Control over Financial Reporting for the fiscal year ended December 31, 2016 is included herein as part of Exhibit 99.2.

Attestation Report of The Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers LLP, independent auditors (“PwC”), as stated in their report included herein as part of Exhibit 99.2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2016, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15d-15(f) under the Exchange Act).

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

Form 40-F – Page 4

Independence. The Board has made the affirmative determination that all members of the Audit Committee are "independent" pursuant to the criteria outlined by the Canadian National Instrument 52-110 - Audit Committees, Rule 10A-3 of the Exchange Act and the policies of the TSX Venture Exchange.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. The aggregate fees billed for each of the last two fiscal years for professional services rendered by our independent auditors, PwC, for the integrated audit of our annual financial statements for 2016 and 2015 were $88,775 and $100,661, respectively.

Audit-Related Fees. The aggregate fees billed in each of the last two fiscal years by PwC related to our quarterly reports and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings not otherwise reported under "Audit Fees" above for 2016 and 2015 were $51,355 and $39,069, respectively.

Tax Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by PwC for tax compliance, consulting and return preparation services for 2016 and 2015 were $116,620 and $8,829, respectively.

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

CONTRACTUAL OBLIGATIONS

The following table sets forth information on our material contractual obligation payments for the periods indicated as of December 31, 2016. For further details see "Management's Discussion and Analysis" and Note 11 to the audited consolidated financial statements.

                                             Payments due by Period

                                                                                              Less than                                                                         More Than

Contractual Obligations                      Total                      1 Year                  1-3 Years            4-5 Years               5 Years

Convertible Notes 1                           $ 50,852,345                   $          -            $ 49,814,345               $            -             $ 1,038,000

Interest Notes 1                                                      19,763,220                               -               19,763,220                             -                               -

Interest                                                      313,995                     57,090                    114,180                  114,180                      28,545

Total                                                 $ 70,929,560                   $ 57,090            $ 69,691,745               $ 114,180              $ 1,066,545

1         Includes $49,814,345 principal amount of remaining 11% Senior Secured Convertible Notes due 2018 (the “2018 Convertible Notes”) and 11% Senior Secured Interest Notes due 2018 (the “Interest Notes” and, together with the 2018 Convertible Notes, the “2018 Notes”) from previous financings and restructurings and $1,038,000 principal amount of 5.50% Convertible Notes due June 15, 2022 (the “2022 Convertible Notes” and, together with the 2018 Notes, the " Notes"). The amounts shown above include the principal payments due unless the Notes are converted into our Class A common shares (other than the Interest Notes), redeemed or repurchased prior to their due date pursuant to the terms of the indenture governing the Notes (See Note 11 to the consolidated financial statements).

The amount recorded as convertible notes and interest notes in the consolidated balance sheet as of December 31, 2016 is comprised of approximately $36.8 million carrying value of 2018 Convertible Notes issued pursuant to the 2015 restructuring, approximately $1.0 million of previously issued 2022 Convertible Notes and post 2015 restructuring Interest Notes of approximately $6.2 million. The carrying value of convertible notes will be accreted to face value using the effective interest rate method over the expected life of the notes with the resulting charge recorded as interest expense.

During 2015 we extended the maturity date of approximately $43.7 million of convertible notes and interest notes from December 31, 2015 to December 31, 2018 and issued approximately $13.4 million of additional 2018 Convertible Notes also maturing December 31, 2018.

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

GOLD RESERVE INC.

By: /s/ Robert A. McGuinness

        Robert A. McGuinness, its Vice President of Finance,

        Chief Financial Officer and its Principal Financial and Accounting Officer

        April 28, 2017

Form 40-F – Page 7

EXHIBIT INDEX

Exhibit

Number         Exhibit

99.1                Annual Information Form for the fiscal year ended December 31, 2016

99.2                Audited Consolidated Financial Statements as at December 31, 2016 and 2015 and for the fiscal years ended December 31, 2016 and 2015

99.3                Management’s Discussion and Analysis for the fiscal year ended December 31, 2016

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