Form 40-F
GOLD RESERVE INC
filed 2018-04-27
CIK 1072725

 United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017                                             Commission File Number:  001-31819

GOLD RESERVE INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Alberta, Canada (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)

999 West Riverside Avenue, Suite 401, Spokane, Washington 99201   (509) 623-1500

(Address and telephone number of Registrant’s principal executive offices)

Rockne J. Timm,

999 West Riverside Avenue, Suite 401, Spokane, Washington, 99201   (509) 623-1500

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  Class A common shares, no par value per share: 99,395,048

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒  Yes     ☐  No

Form 40-F – Page 1

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☒  Yes     ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. ☐ Emerging Growth Company. If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory note

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
AND INFORMATION

The information presented or incorporated by reference in this report contains both historical information and "forward-looking statements" (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) or "forward-looking information" (within the meaning of applicable Canadian securities laws) (collectively referred to herein as "forward-looking statements") that may state our intentions, hopes, beliefs, expectations or predictions for the future.

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

Form 40-F – Page 2

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation:

•         delay or failure by the Bolivarian Republic of Venezuela ("Venezuela") to continue to make payments or otherwise honor its commitments under the settlement agreement (as amended, the "Settlement Agreement"), including with respect to the transfer of the funds already deposited into a trust account for the benefit of the Company at Banco de Desarrollo Económico y Social de Venezuela ("Bandes Bank") (the "Trust Account");

•         delay or failure by Venezuela to honor its commitments associated with the formation and operation of Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera");

•         the risk that the conclusions of management and its qualified consultants contained in the most recent Preliminary Economic Assessment of the Siembra Minera Gold Copper Project (the "Siembra Minera Project")  in accordance with Canadian National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") may not be realized in the future;

•         risks associated with the current sanctions or the imposition of further sanctions by the U.S., Canada or other jurisdictions that negatively impact our ability to freely transfer funds held in the Trust Account or our ability to do business in Venezuela;

•         risks associated with the ability of the Company and Venezuela to (i) successfully overcome any legal or regulatory obstacles to operate Siembra Minera for the purpose of developing the Siembra Minera Project, (ii) the completion of any additional definitive documentation and finalization of any remaining governmental approvals and (iii) obtain financing to fund the capital costs of the Siembra Minera Project;

•         risks associated with exploration, delineation of adequate reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera Project;

•         risks associated with the concentration of our future operations and assets in Venezuela, including operational, security, regulatory, political and economic risks;

•         risks associated with the collection of the proceeds related to the sale of our mining data and our ability to resume our efforts to enforce and collect the International Centre for the Settlement of Investment Disputes  arbitral award granted in our favor, including the associated costs of such enforcement and collection effort and the timing and success of that effort, if Venezuela fails to make payments under the Settlement Agreement, it is terminated and further efforts related to the Settlement Agreement are abandoned;

•         risks associated with our continued ability to service outstanding obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources, pending the receipt of payments under the Settlement Agreement;

•         risks associated with our prospects in general for the identification, exploration and development of mining projects and other risks normally incident to the exploration, development and operation of mining properties, including our ability to achieve revenue producing operations in the future;

•         shareholder dilution resulting from the future sale of additional equity, if required;

•         value realized from the disposition of the remaining assets related to our previous mining project in Venezuela known as the “Brisas Project”, if any;

•         abilities of and continued participation by certain employees; and

•         impact of current or future U.S. and/or Canadian tax laws to which we are subject.

Form 40-F – Page 3

This list is not exhaustive of the factors that may affect any of our forward-looking statements.  See "Risk Factors" in Management's Discussion and Analysis for the fiscal year ended December 31, 2017 included herein as Exhibit 99.3.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the U.S. Securities and Exchange Commission (the "SEC") or other securities regulators or presented on the Company’s website.  Forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice.  We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable U.S. and Canadian securities regulations.  Investors are urged to read the Company’s filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

The terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases, and such estimates are not part of the SEC industry Guide 7.

CURRENCY

Unless otherwise indicated, all references to "$", “U.S. $” or "U.S. dollars" in this Annual Report refer to U.S. dollars and references to "Cdn$" or "Canadian dollars" refer to Canadian dollars.  The 12 month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last two calendar years equaled 0.7705 and 0.7544, respectively, and the exchange rate at the end of each such period equaled 0.7989 and 0.7448, respectively.

PrincipAl Canadian Documents

Annual Information Form. Our Annual Information Form for the fiscal year ended December 31, 2017 is included herein as Exhibit 99.1.

Audited Annual Financial Statements. Our audited consolidated financial statements as at December 31, 2017 and 2016 and for the fiscal years ended December 31, 2017 and 2016, including the report of the independent registered public accounting firm with respect thereto, are included herein as part of Exhibit 99.2.

Management’s Discussion and Analysis. Management’s discussion and analysis for the fiscal year ended December 31, 2017 is included herein as Exhibit 99.3.

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

Form 40-F – Page 4

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Annual Report on Internal Control over Financial Reporting for the fiscal year ended December 31, 2017 is included herein as part of Exhibit 99.2.

Attestation Report of The Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm (“PwC”), as stated in their report included herein as part of Exhibit 99.2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2017, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15d-15(f) under the Exchange Act).

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

Jean Charles Potvin (Chair)               James P. Geyer                     Michael Johnston

Mr. Potvin holds a Hon. BSc. in geology as well as an MBA and has been a director of the Company for almost 25 years and is also a director of Murchison Minerals Ltd. (formerly Flemish Gold Corp.) and a director and chairman of the audit committee of Azimut Exploration Ltd. a publicly listed mineral exploration company. He is also a director and member of the audit committee of Canadian Zinc Corporation. Mr. Potvin also has nearly 14 years' experience as a top-ranked mining investment analyst a Burns Fry Ltd. (now BMO Nesbitt Burns Inc.).  Mr. Potvin has been a member of the Audit Committee since August 2003.

Mr. Geyer has a Bachelor of Science in Mining Engineering from the Colorado School of Mines, has 41 years of experience in underground and open pit mining and has held engineering and operations positions with a number of companies including AMAX and ASARCO. Mr. Geyer was the Senior Vice President of the company responsible for the development of the Brisas Project and also led the analysis of the Brisas Cristinas Project on behalf of the Company. Mr. Geyer is a former Director of Thompson Creek Metals Inc. where he was previously a member of the audit committee. Mr. Geyer has been a member of the Audit Committee since March 19, 2015.

Mr. Johnston co-founded Steelhead Partners LLC in late 1996 to form and manage the Steelhead Navigator Fund. Prior thereto, as senior vice president and senior portfolio manager at Loews Corporation, Mr. Johnston co-managed over $5 billion in corporate bonds and also managed an equity portfolio. He began his investment career at Prudential Insurance as a high yield and investment-grade credit analyst. Mr. Johnston was promoted to co-portfolio manager of an $11 billion fixed income portfolio in 1991. He graduated with honors from Texas Christian University with a degree in finance and completed his MBA at the Johnson Graduate School of Business at Cornell University.

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

Audit Committee Financial Expert. Each member of the Audit Committee is considered to be financially literate. The Board has determined that Mr. Potvin is an "audit committee financial expert" as such term is defined under Item 8(b) of General Instruction B to Form 40-F.  The SEC has indicated that the designation of Mr. Potvin as an audit committee financial expert does not make Mr. Potvin an "expert" for any purpose, impose any duties, obligations or liabilities on Mr. Potvin that are greater than those imposed on other members of the Audit Committee and Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee and Board.

Form 40-F – Page 5

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. The aggregate fees billed for each of the last two fiscal years for professional services rendered by our independent registered public accounting firm, PwC, for the integrated audit of our annual financial statements, quarterly reports and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings for 2017 and 2016 were $204,238 and $140,131, respectively.

Tax Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by PwC for tax compliance, consulting and return preparation services for 2017 and 2016 were $111,340 and $116,620, respectively.

All Other Fees.  None.

Audit Committee Services Pre-Approval Policy

The Audit Committee is responsible for the oversight of our independent registered public accounting firm’s work and pre-approves all services provided by PwC.  Audit Services and Audit-Related Services rendered in connection with the annual financial statements and quarterly reports are presented to and approved by the Audit Committee typically at the beginning of each year. Audit-Related Services other than those rendered in connection with the quarterly reports and Tax services provided by PwC are typically approved individually during the Committee’s periodic meetings or on an as-needed basis. The Audit Committee’s Chair is authorized to approve such services in advance on behalf of the Committee with such approval reported to the full Audit Committee at its next meeting.  The Audit Committee sets forth its pre-approval and/or confirmation of services authorized by the Audit Committee Chair in the minutes of its meetings.

OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial performance, financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

We had no material contractual obligation payments as of December 31, 2017.

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

Form 40-F – Page 6

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

GOLD RESERVE INC.

By: /s/ Robert A. McGuinness

        Robert A. McGuinness, its Vice President of Finance,

        Chief Financial Officer and its Principal Financial and Accounting Officer

        April 26, 2018

Form 40-F – Page 7

EXHIBIT INDEX

Exhibit

Number         Exhibit

99.1                Annual Information Form for the fiscal year ended December 31, 2017

99.2                Audited Consolidated Financial Statements as at December 31, 2017 and 2016 and for the fiscal years ended December 31, 2017 and 2016

99.3                Management’s Discussion and Analysis for the fiscal year ended December 31, 2017

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
Sarbanes-Oxley Act of 2002

99.6                Certification of Gold Reserve Inc. Chief Executive Officer pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002

99.7                Certification of Gold Reserve Inc. Chief Financial Officer pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002

99.8                Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting firm

Form 40-F – Page 8