Form 40-F
period 2018-12-31
GOLD RESERVE INC
filed 2019-04-26
CIK 1072725

 United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2018                                             Commission File Number:  001-31819

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Class A common shares, no par value per share: 99,395,048

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒  Yes     ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. ☐ Emerging Growth Company.

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory note

Gold Reserve Inc. ("Gold Reserve", the "Company", "we", "us" or "our") is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F. We are a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Our equity securities are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

CAUTIONARY NOTE REGARDING differences in united states and
canadian reporting practices

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
AND INFORMATION

The information presented or incorporated by reference in this report contains both historical information and "forward-looking statements" (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) or "forward-looking information" (within the meaning of applicable Canadian securities laws) (collectively referred to herein as "forward-looking statements") that may state our intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements include, without limitation, statements with respect to the collection of future payments under the Settlement Agreement and/or collection of the Award via the courts, including the impact of applicable U.S. and Canadian Sanctions, development plans for the Siembra Minera Project and our intention to complete the Return of Capital Transaction (collectively, as defined herein).

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

Form 40-F – Page 2

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation:

•         continued delay or failure by the Bolivarian Republic of Venezuela ("Venezuela") to make payments or otherwise honor its commitments under the settlement agreement whereby Venezuela agreed to pay us damages pursuant to an International Centre for the Settlement of Investment Disputes ("ICSID") judgment totaling $713 million in damages, plus pre-award interest and legal costs and expenses (the "Award") and purchase our mining data, previously compiled in association with our development of the Brisas Project (the "Mining Data") for $792 million and $240 million, respectively, for a total of approximately $1.032 billion (as amended, the "Settlement Agreement");

•         risk that the Company may be unable to access current or future amounts deposited into a trust account for the benefit of the Company at Banco de Desarrollo Económico y Social de Venezuela ("Bandes Bank") (the "Trust Account") which have been blocked as a result of the US Treasury Department’s Office of Foreign Assets Control (“OFAC”) designation of Bandes Bank as a Specially Designated National (“SDN”) pursuant to an Executive Order (“EO”). As a result of the Bandes Bank designation, the Company recorded an impairment loss on the current balance of the trust of approximately $21.5 million;

•         delay or failure by Venezuela to honor its commitments associated with the formation and operation of Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera") which holds certain gold, copper, silver and other strategic mineral rights within Venezuela's Bolivar State which includes the historical Brisas and Cristinas areas (referred to as the "Siembra Minera Project") including risks associated with the ability of the Company and Venezuela to (i) successfully overcome legal or regulatory obstacles to operate Siembra Minera for the purpose of developing the Siembra Minera Project, (ii) complete any additional definitive documentation and finalize any remaining governmental approvals and (iii) obtain financing to fund the capital costs of the Siembra Minera Project;

•         risks associated with the current or future sanctions by the U.S., Canada or other jurisdictions which generally prohibit the Company and its management or its employees from dealing with certain Venezuelan individuals and entities or entering into certain financial transactions (the "Sanctions") and which may negatively impact our ability to freely receive funds from Venezuela, either from the Trust Account or the remaining funds owed by Venezuela or our ability to do business in Venezuela;

•         risks that U.S. and Canadian government agencies that enforce Sanctions may not issue licenses that the Company may need to engage in certain Venezuela-related transactions;

•         risks that any future Venezuelan administration will void or otherwise fail to respect the agreements of the prior administration;

•         risks associated with the collection of the Award and concentration of our operations and assets in Venezuela which are and will be subject to risks specific to Venezuela, including the effects of political, economic and social developments, instability and unrest; international response to Venezuelan domestic and international policies; Sanctions by U.S., Canadian or other jurisdictions and potential invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights either by the existing or future regimes;

•         risks associated with our ability to resume our efforts to enforce and collect the Award, including the associated costs of such enforcement and collection effort and the timing and success of that effort, if Venezuela fails to make payments under the Settlement Agreement, it is terminated and further efforts related to the Settlement Agreement are abandoned;

•         the risk that the conclusions of management and its qualified consultants contained in the Preliminary Economic Assessment of the Siembra Minera Gold Copper Project in accordance with Canadian National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") may not be realized in the future;

Form 40-F – Page 3

•         risks associated with the distribution of approximately $75 million in the aggregate to holders of Class A shares as a return of capital (the “Return of Capital Transaction”) that has been approved by our board of directors (the "Board") including risks related to our ability to receive required approvals from our shareholders, the Court and the TSXV and the risk that our Board may determine not to move forward with the Return of Capital Transaction if it determines it is no longer in the best interests of the Company and its shareholders;

•         risks associated with exploration, delineation of adequate reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera Project;

•         risks associated with our continued ability to service outstanding obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources, pending the receipt of payments under the Settlement Agreement or collection of the Award in the courts;

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

•         abilities of and continued participation by certain employees; and

•         impact of current or future U.S., Canadian and/or other jurisdiction's tax laws to which we are or may be subject.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. See "Risk Factors" in Management's Discussion and Analysis for the fiscal year ended December 31, 2018 included herein as Exhibit 99.3.

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

Form 40-F – Page 4

CURRENCY

Unless otherwise indicated, all references to "$", “U.S. $” or "U.S. dollars" in this Annual Report refer to U.S. dollars and references to "Cdn$" or "Canadian dollars" refer to Canadian dollars. The 12 month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last two calendar years equaled 0.7716 and 0.7705, respectively, and the exchange rate at the end of each such period equaled 0.7329 and 0.7989, respectively.

PrincipAl Canadian Documents

Annual Information Form. Our Annual Information Form for the fiscal year ended December 31, 2018, is included herein as Exhibit 99.1.

Audited Annual Financial Statements. Our audited consolidated financial statements as at December 31, 2018 and 2017, and for the fiscal years ended December 31, 2018 and 2017, including Management’s Annual Report on Internal Control over Financial Reporting and the report of our independent registered public accounting firm with respect thereto, are included herein as part of Exhibit 99.2.

Management’s Discussion and Analysis. Management’s discussion and analysis for the fiscal year ended December 31, 2018, is included herein as Exhibit 99.3.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report. Based on that evaluation, management, including the chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective as of December 31, 2018 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Annual Report on Internal Control over Financial Reporting for the fiscal year ended December 31, 2018, is included herein as part of Exhibit 99.2.

Attestation Report of The Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2018, has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm (“PwC”), as stated in their report included herein as part of Exhibit 99.2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with the preparation of the Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2018, an error was identified in the income tax calculation for the three month period ended June 30, 2018, which impacted the Company’s previously filed unaudited interim financial statements for the three and six month periods ended June 30, 2018. Management did not recognize that income should have been allocated to a different taxing jurisdiction which resulted in a material error in the calculation of tax expense for the period ended June 30, 2018. In conjunction with this matter, the Company’s management determined it had a material weakness in the Company’s Internal Control over Financial Reporting ("ICFR") and Disclosure Controls and Procedures ("DC&P"), and as such, its internal control over financial reporting as of September 30, 2018 was not effective. Management remediated this control deficiency by the implementation of additional review and oversight procedures with respect to the preparation and review of the tax amounts included in the financial statements. As stated in Management's Annual Report on Internal Controls over Financial Reporting, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. Based on this assessment, management concluded that the Company's ICFR and DC&P were effective as of December 31, 2018.

Form 40-F – Page 5

AUDIT COMMITTEE

The Board has a separately-designated standing Audit Committee for the purpose of overseeing our accounting and financial reporting processes and audits of our annual financial statements. As at the date of the Annual Report, the following individuals comprise the entire membership of our Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

Jean Charles Potvin (Chair)               James P. Geyer                     Michael Johnston

Mr. Potvin holds a Hon. Bachelor of Science in geology as well as an MBA and has been a director of the Company for almost 25 years and is also a director of Murchison Minerals Ltd. (formerly Flemish Gold Corp.) and a director and chairman of the audit committee of Azimut Exploration Ltd. a publicly listed mineral exploration company. Mr. Potvin also has nearly 14 years' experience as a top-ranked mining investment analyst at Burns Fry Ltd. (now BMO Nesbitt Burns Inc.). Mr. Potvin has been a member of the Audit Committee since August 2003.

Mr. Geyer has a Bachelor of Science in Mining Engineering from the Colorado School of Mines, has 41 years of experience in underground and open pit mining and has held engineering and operations positions with a number of companies including AMAX and ASARCO. Mr. Geyer was the Senior Vice President of the Company responsible for the development of the Brisas Project and also led the analysis of the Brisas Cristinas Project on behalf of the Company. Mr. Geyer is a former Director of Thompson Creek Metals Inc. where he was previously a member of the audit committee. Mr. Geyer has been a member of the Audit Committee since March 2015.

Mr. Johnston co-founded Steelhead Partners LLC in late 1996 to form and manage the Steelhead Navigator Fund. Prior thereto, as senior vice president and senior portfolio manager at Loews Corporation, Mr. Johnston co-managed over $5 billion in corporate bonds and also managed an equity portfolio. He began his investment career at Prudential Insurance as a high yield and investment-grade credit analyst. Mr. Johnston was promoted to co-portfolio manager of an $11 billion fixed income portfolio in 1991. He graduated with honors from Texas Christian University with a degree in finance and completed his MBA at the Johnson Graduate School of Business at Cornell University. Mr. Johnston has been a member of the Audit Committee since 2017.

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

Form 40-F – Page 6

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. The aggregate fees billed for each of the last two fiscal years for professional services rendered by our independent registered public accounting firm, PwC, for the integrated audit of our annual financial statements, quarterly reports and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings for 2018 and 2017 were $162,756 and $134,745, respectively.

Tax Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by PwC for tax compliance, consulting and return preparation services for 2018 and 2017 were $74,307 and $111,340, respectively.

Audit Related Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by PwC for audit related services for 2018 and 2017 were $41,084 and $66,038, respectively.

All Other Fees. The aggregate fees billed in each of the last two fiscal years for all other professional services rendered by PwC for 2018 and 2017 were nil and $3,455, respectively.

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

OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial performance, financial condition, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

We had no material contractual obligation payments as of December 31, 2018.

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

Form 40-F – Page 7

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

GOLD RESERVE INC.

By: /s/ Robert A. McGuinness

        Robert A. McGuinness, its Vice President of Finance,

        Chief Financial Officer and its Principal Financial and Accounting Officer

        April 26, 2019

Form 40-F – Page 8

EXHIBIT INDEX

Exhibit

Number         Exhibit

99.1                Annual Information Form for the fiscal year ended December 31, 2018

99.2                Audited Consolidated Financial Statements as at December 31, 2018 and 2017 and for the fiscal years ended December 31, 2018 and 2017

99.3                Management’s Discussion and Analysis for the fiscal year ended December 31, 2018

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

Form 40-F – Page 9