Form 40-F
period 2019-12-31
GOLD RESERVE INC
filed 2020-04-09
CIK 1072725

 United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2019    Commission File Number:  001-31819

GOLD RESERVE INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

Alberta, Canada (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)

9999 West Riverside Avenue, Suite 401, Spokane, Washington 99201 - (509) 623-1500

(Address and telephone number of Registrant's principal executive offices)

Rockne J. Timm,

999 West Riverside Avenue, Suite 401, Spokane, Washington, 99201 - (509) 623-1500

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: Class A common shares, no par value per share: 99,395,048

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒  Yes     ☐  No

Form 40-F – Page 1

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. ☐ Emerging Growth Company.

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

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause our actual financial results, performance or achievements to be materially different from those expressed or implied herein, many of which are outside our control.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements.  The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements, although not all forward-looking statements contain these words.  Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation:

●        risks associated with sanctions imposed by the U.S. and Canadian governments targeting the Bolivarian Republic of Venezuela ("Venezuela") (the "Sanctions"):

-        Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibits the Company and its U.S. directors, management and employees from dealing with the Venezuelan government and state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals ("SDNs") and targets corruption in, among other identified sectors, the gold sector of the Venezuelan economy,

-        Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law),

Form 40-F – Page 2

-        the Sanctions are expected to continue to adversely impact our ability to receive the remaining funds owed by Venezuela and our ability to finance, develop and operate the Siembra Minera Project;

●        risks that U.S. and Canadian government agencies that enforce Sanctions may not issue licenses that the Company may request in the future to engage in certain Venezuela-related transactions;

●        risks associated with the Company's inability to access amounts held in the trust account (the "Trust Account") for the benefit of the Company at Banco de Desarrollo Económico y Social de Venezuela ("Bandes Bank")  which have been blocked as a result of the U.S. Treasury Department's Office of Foreign Assets Control designation of Bandes Bank as a SDN pursuant to an Executive Order;

●        risks associated with the continued failure by Venezuela to honor its commitments under the Settlement Agreement whereby Venezuela agreed to pay us the Award (as defined below) (including interest) and purchase our technical mining data associated with our previous Brisas Project (the "Mining Data") for approximately $1.032 billion in a series of monthly payments ending on or before June 15, 2019 (the "Settlement Agreement");

●        risks associated with Venezuela's failure to honor its commitments associated with the formation and operation of Siembra Minera (a company formed to develop the Siembra Minera Project which is comprised of certain gold, copper, silver and other strategic mineral rights within Bolivar State of Venezuela) and risks associated with the ability of the Company and Venezuela to (i) successfully overcome legal or regulatory obstacles to operate Siembra Minera for the purpose of developing the Siembra Minera Project, (ii) complete any additional definitive documentation and finalize remaining governmental approvals and (iii) obtain financing to fund the capital costs of the Siembra Minera Project;

●        risks associated with the existence of "dual" governments in Venezuela as a result of certain non-Venezuelan countries (including the United States) recognizing a presidency and government with respect to Juan Guaidó instead of Nicolás Maduro (and vice versa), including associated challenges as to governing and decision-making authority related thereto, and the U.S. Government's recent indictment of Venezuelan President Nicolás Maduro and a number of key associates for drug trafficking;

●        risks associated with the collection of a September 2014 arbitral award granted pursuant to the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes (the "Award") and substantial concentration of our operations and assets in Venezuela which are and will continue to be subject to risks specific to Venezuela, including the effects of political, economic and social developments, social instability and unrest; international response to Venezuelan domestic and international policies; Sanctions by the U.S. or Canadian governments or other jurisdictions and potential invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights either by the existing or a future administration;

●        risks that any future Venezuelan administration will fail to respect the agreements of the prior administration;

●        risks associated with our ability to resume our efforts to enforce and collect the Award, including the associated costs of enforcement and collection efforts and the timing and success of that effort, if Venezuela fails to honor its commitments pursuant to the Settlement Agreement, it is terminated and further efforts related to the Settlement Agreement are abandoned;

●        the risk that the conclusions of management and its qualified consultants contained in the Preliminary Economic Assessment of the Siembra Minera Gold Copper Project in accordance with Canadian National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") may not be realized in the future;

●        risks associated with exploration, delineation of adequate reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera Project;

●        risks associated with our ability to service outstanding obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources, pending the receipt of payments under the Settlement Agreement or collection of the Award in the courts;

●        risks associated with our prospects in general for the identification, exploration and development of mining projects and other risks normally incident to the exploration, development and operation of mining properties, including our ability to achieve revenue producing operations in the future;

Form 40-F – Page 3

●        risks that estimates and/or assumptions required to be made by management in the course of preparing our financial statements are determined to be inaccurate, resulting in a negative impact on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period;

●        risks associated with shareholder dilution resulting from the future sale of additional equity, if required;

●        risks associated with the value realized, if any, from the disposition of the assets related to our previous mining project in Venezuela known as the "Brisas Project";

●        risks associated with the abilities of and continued participation by certain employees;

●        risks associated with the impact of current or future U.S., Canadian and/or other jurisdiction's tax laws to which we are or may be subject; and

●        risks associated with the impact of new diseases, epidemics and pandemics, including the effects and potential effects of the global coronavirus disease 2019 (COVID-19) pandemic.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. See "Risk Factors" in Management's Discussion and Analysis for the fiscal year ended December 31, 2019 included herein as Exhibit 99.3.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the U.S. Securities and Exchange Commission (the "SEC"), the Ontario Securities Commission (the "OSC") or other securities regulators or presented on the Company's website.  Forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice.  We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable U.S. and Canadian securities regulations.  Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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

CURRENCY

Unless otherwise indicated, all references to "$", "U.S. $" or "U.S. dollars" in this Annual Report refer to U.S. dollars and references to "Cdn $" or "Canadian dollars" refer to Canadian dollars. The 12-month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last two calendar years equaled 0.7537 and 0.7716, respectively, and the exchange rate at the end of each such period equaled 0.7715 and 0.7329, respectively.

PrincipAl Canadian Documents

Annual Information Form. Our Annual Information Form for the fiscal year ended December 31, 2019, is included herein as Exhibit 99.1.

Audited Annual Financial Statements. Our audited consolidated financial statements as at December 31, 2019 and 2018, and for the fiscal years ended December 31, 2019 and 2018, including Management's Annual Report on Internal Control over Financial Reporting and the report of our independent registered public accounting firm with respect thereto, are included herein as part of Exhibit 99.2.

Form 40-F – Page 4

Management's Discussion and Analysis. Management's discussion and analysis for the fiscal year ended December 31, 2019, is included herein as Exhibit 99.3.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report. Based on that evaluation, management, including the chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective as of December 31, 2019 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Annual Report on Internal Control over Financial Reporting for the fiscal year ended December 31, 2019, is included herein as part of Exhibit 99.2.

Attestation Report of The Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2019, has been audited by PricewaterhouseCoopers LLP ("PwC"), independent registered public accounting firm, as stated in their report included herein as part of Exhibit 99.2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2019, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act).

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

Jean Charles Potvin (Chair)               James P. Geyer                  James Michael Johnston

Mr. Potvin holds a Hon. Bachelor of Science in geology as well as an MBA and has been a director of the Company for 25 years and is also a director of Murchison Minerals Ltd. (formerly Flemish Gold Corp.) and a director and chairman of the audit committee of Azimut Exploration Ltd. a publicly listed mineral exploration company. Mr. Potvin also has nearly 14 years' experience as a top-ranked mining investment analyst at Burns Fry Ltd. (now BMO Nesbitt Burns Inc.). Mr. Potvin has been a member of the Audit Committee since August 2003.

Mr. Geyer has a Bachelor of Science in Mining Engineering from the Colorado School of Mines, has over 40 years of experience in underground and open pit mining and has held engineering and operations positions with a number of companies including AMAX and ASARCO. Previously, Mr. Geyer was the Senior Vice President of the Company responsible for the development of the Brisas Project and also led the analysis of the Brisas Cristinas Project (now known as the Siembra Minera Project) on behalf of the Company. Mr. Geyer is a former Director of Thompson Creek Metals Inc. where he was previously a member of the audit committee. Mr. Geyer has been a member of the Audit Committee since March 2015.

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

Form 40-F – Page 5

Our Audit Committee's Charter can be found on our website at www.goldreserveinc.com in the Investor Relations section under "Governance."

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

CODE OF ETHICS

We adopted a Code of Conduct and Ethics (the "Code") that is applicable to all our directors, officers and employees. The Code contains general guidelines for conducting our business. The Code was originally approved by the Board in March 2006. No waivers to the provisions of the Code have been granted since its inception. We intend to disclose future amendments to, or waivers from, certain provisions of the Code on our website within five business days following the date of such amendment or waiver. A copy of the Code can be found on our website at www.goldreserveinc.com in the Investor Relations section under "Governance." We believe that the Code constitutes a "code of ethics" as such term is defined by Item 9(b) of General Instruction B to Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. The aggregate fees billed for each of the last two fiscal years for professional services rendered by our independent registered public accounting firm, PwC, for the integrated audit of our annual financial statements, quarterly reports and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings for 2019 and 2018 were $212,515 and $203,840, respectively.

Tax Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by PwC for tax compliance, consulting and return preparation services for 2019 and 2018 were $32,090 and $74,307, respectively.

All Other Fees. The aggregate fees billed in each of the last two fiscal years for all other professional services rendered by PwC for 2019 and 2018 were nil.

AUDIT COMMITTEE SSERVICES PRE-APPROVAL POLICY

The Audit Committee is responsible for the oversight of our independent registered public accounting firm's work and pre-approves all services provided by PwC. Audit Services and Audit-Related Services rendered in connection with the annual financial statements and quarterly reports are presented to and approved by the Audit Committee typically at the beginning of each year. Audit-Related Services other than those rendered in connection with the quarterly reports and Tax services provided by PwC are typically approved individually during the Committee's periodic meetings or on an as-needed basis. The Audit Committee's Chair is authorized to approve such services in advance on behalf of the Committee with such approval reported to the full Audit Committee at its next meeting. The Audit Committee sets forth its pre-approval and/or confirmation of services authorized by the Audit Committee Chair in the minutes of its meetings.

OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial performance, financial condition, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

We had no material contractual obligation payments as of December 31, 2019. As described in Note 3 to the December 31, 2019 consolidated financial statements, the Company would be obligated to make payments under the Bonus Plan and CVR agreements in the event of receipt of additional payments from Venezuela under the Settlement Agreement and/or Award.

Form 40-F – Page 6

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

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

GOLD RESERVE INC.

By: /s/ Robert A. McGuinness

       Robert A. McGuinness, its Vice President of Finance,

       Chief Financial Officer and its Principal Financial and Accounting Officer

       April 9, 2020

Form 40-F – Page 7

EXHIBIT INDEX

Exhibit

Number       Exhibit

99.1               Annual Information Form for the fiscal year ended December 31, 2019

99.2               Audited Consolidated Financial Statements as at December 31, 2019 and 2018 and for the fiscal years ended December 31, 2019 and 2018

99.3               Management's Discussion and Analysis for the fiscal year ended December 31, 2019

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