Form 40-F
period 2020-12-31
GOLD RESERVE INC
filed 2021-04-08
CIK 1072725

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2020 Commission File Number: 001-31819

GOLD RESERVE INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

Alberta, Canada (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)

999 West Riverside Avenue, Suite 401, Spokane, Washington 99201 - (509) 623-1500

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

[X] Annual Information Form [X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: Class A common shares, no par value per share: 99,395,048

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [_] No

1

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). [X] Yes [_] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. [_] Emerging Growth Company.

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [_]

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [X]

Explanatory note

Gold Reserve Inc. ("Gold Reserve," the "Company," "we," "us" or "our") is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F. We are a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Our equity securities are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

2

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation:

●	risks associated with the substantial concentration of our activities and assets in Venezuela which are and will continue to be subject to risks specific to Venezuela, including the effects of political, economic and social developments, social instability and unrest; international response to Venezuelan domestic and international policies; Sanctions (as defined below) by the U.S. or Canadian governments or other jurisdictions and potential invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights either by the existing or a future administration or power, de jure or de facto;
●	risks associated with sanctions imposed by the U.S. and Canadian governments targeting the Bolivarian Republic of Venezuela ("Venezuela") (the "Sanctions"):
-	Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit the Company and its directors, management and employees (who are considered U.S. Persons as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals ("SDNs") and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy,
-	Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings, by Canadian entities and/or citizens as well as other individuals in Canada, with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law),
-	Sanctions have adversely impacted our ability to collect the remaining funds owed by Venezuela and our ability to finance, develop and operate the Siembra Minera Project, which is expected to continue for an indeterminate period of time;
●	risks that U.S. and Canadian government agencies that enforce Sanctions may not issue licenses that the Company may request in the future to engage in certain Venezuela-related transactions;
●	risks associated with the continued failure by Venezuela to honor its remaining commitments under the Settlement Agreement (as defined below). As of the date of this report, Venezuela still owes the Company an estimated $900 million (including interest of approximately $122 million) related to the original settlement obligation of approximately $1.032 billion, which was payable in a series of monthly payments ending on or before June 15, 2019 (the "Settlement Agreement");
●	risks associated with our ability to resume our efforts to enforce and collect the September 2014 arbitral award granted pursuant to the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes (the "Award"), including the associated costs of enforcement and collection efforts and the timing and success of that effort, if Venezuela ultimately fails to honor its commitments pursuant to the Settlement Agreement, it is terminated and further efforts related to executing the Settlement Agreement are abandoned;
●	risks associated with the announced phase out of the LIBOR in December 2021 and our ability, if and when it's possible to engage with the Venezuelan government, to either agree with Venezuela on a new interest benchmark or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new benchmark;
●	risks associated with Venezuela's failure to honor its remaining commitments associated with the formation and operation of Siembra Minera (a company formed to develop the Siembra Minera Project (as defined below) which is comprised of certain gold, copper, silver and other strategic mineral rights located in Bolivar State, Venezuela);
3

●	risks associated with the ability of the Company and Venezuela to (i) successfully overcome legal or regulatory obstacles to operate Siembra Minera for the purpose of developing the Siembra Minera Project, (ii) complete any additional definitive documentation and finalize remaining governmental approvals and (iii) obtain financing to fund the capital costs of the Siembra Minera Project;
●	risks associated with filing a claim, if warranted, for damages against Venezuela in the event they breach the terms of the underlying agreements governing the formation of Siembra Minera and the future development of the Siembra Minera Project. The cost of prosecuting such a claim over a number of years could be substantial, and there is no assurance that we would be successful in our claim or, if successful, could collect any compensation from the Venezuelan government. If we are unable to prevail, in the event we filed a claim against the Venezuelan government related to our stake in the Siembra Minera Project or were unable to collect compensation in respect of our claim, the Company would be adversely affected;
●	risks associated with the existence of "dual" governments in Venezuela as a result of certain non-Venezuelan countries (including the United States and Canada) recognizing a presidency and government led by Juan Guaidó, instead of Nicolás Maduro, including associated challenges as to governing and decision-making authority related thereto, and the U.S. government's previous indictment of Venezuelan President Nicolás Maduro and a number of key associates for human rights abuses and drug trafficking;

●        risks that any future Venezuelan administration or power, de jure or de facto, will fail to respect the agreements entered into by Gold Reserve and Venezuela, including past or future actions of any branch of Government challenging the formation of Siembra Minera and Presidential Decree No. 2.248 creating the National Strategic Development Zone Mining Arc of the Orinoco;

●	the risk that the conclusions of management and its qualified consultants contained in the Preliminary Economic Assessment of the Siembra Minera Gold Copper Project in accordance with Canadian National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") may not be realized in the future;
●	risks associated with exploration, delineation of sufficient reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera Project;
●	risks associated with our ability to service outstanding obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources, pending the receipt of payments under the Settlement Agreement or collection of the Award in the courts;
●	risks associated with our prospects in general for the identification, exploration and development of mining projects and other risks normally incident to the exploration, development and operation of mining properties, including our ability to achieve revenue producing operations in the future;
●	risks that estimates and/or assumptions required to be made by management in the course of preparing our financial statements are determined to be inaccurate, resulting in a negative impact on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period;
●	risks associated with shareholder dilution resulting from the future sale of additional equity, if required;
●	risks associated with the value realized, if any, from the disposition of the assets related to our previous mining project in Venezuela known as the "Brisas Project";
●	risks associated with the abilities of and continued participation by certain employees;
●	risks associated with the impact of current or future U.S., Canadian and/or other jurisdiction's tax laws to which we are or may be subject; and
●	risks associated with the impact of new diseases, epidemics and pandemics, including the effects and potential effects of the global coronavirus disease 2019 (COVID-19) pandemic.
4

This list is not exhaustive of the factors that may affect any of our forward-looking statements. See "Risk Factors" in Management's Discussion and Analysis for the fiscal year ended December 31, 2020 included herein as Exhibit 99.3.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the U.S. Securities and Exchange Commission (the "SEC"), the Ontario Securities Commission or other securities regulators or presented on the Company's website. Forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable U.S. and Canadian securities regulations. Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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

CURRENCY

Unless otherwise indicated, all references to "$", "U.S. $" or "U.S. dollars" in this Annual Report refer to U.S. dollars and references to "Cdn $" or "Canadian dollars" refer to Canadian dollars. The 12-month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last two calendar years equaled 0.7455 and 0.7537, respectively, and the exchange rate at the end of each such period equaled 0.7841 and 0.7715, respectively.

PrincipAl Canadian Documents

Annual Information Form. Our Annual Information Form for the fiscal year ended December 31, 2020, is included herein as Exhibit 99.1.

Audited Annual Financial Statements. Our audited consolidated financial statements as at December 31, 2020 and 2019, and for the fiscal years ended December 31, 2020 and 2019, including Management's Annual Report on Internal Control over Financial Reporting and the report of our independent registered public accounting firm with respect thereto, are included herein as part of Exhibit 99.2.

Management's Discussion and Analysis. Management's discussion and analysis for the fiscal year ended December 31, 2020, is included herein as Exhibit 99.3.

5

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report. Based on that evaluation, management, including the chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective as of December 31, 2020 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Annual Report on Internal Control over Financial Reporting for the fiscal year ended December 31, 2020, is included herein as part of Exhibit 99.2.

Attestation Report of The Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2020, has been audited by PricewaterhouseCoopers LLP ("PwC"), independent registered public accounting firm, as stated in their report included herein as part of Exhibit 99.2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2020, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act).

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

James Michael Johnston (Chair) James P. Geyer Yves M. Gagnon

Mr. Johnston co-founded Steelhead Partners LLC in late 1996 to form and manage the Steelhead Navigator Fund. Prior thereto, as senior vice president and senior portfolio manager at Loews Corporation, Mr. Johnston co-managed over $5 billion in corporate bonds and also managed an equity portfolio. He began his investment career at Prudential Insurance as a high yield and investment-grade credit analyst. Mr. Johnston was promoted to co-portfolio manager of an $11 billion fixed income portfolio in 1991. He graduated with honors from Texas Christian University with a degree in finance and completed his MBA at the Johnson Graduate School of Business at Cornell University. Mr. Johnston has been a member of the Audit Committee since August 2017 and Chairman of the Audit Committee since September 2020.

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

Mr. Gagnon joined Global Affairs Canada in 1971. He retired from the public service in 2016 after 45 years of service. He has held positions of increasing importance including Canada’s Ambassador to six countries, including Venezuela and Cuba, with a special emphasis on Latin America. He has also been a Senior Policy Advisor to Canada’s Minister of State of Foreign Affairs and International Trade for the Americas. Mr. Gagnon has a BA in Arts (1968) and a B.Sc. in Political Science (1971) from Laval University and is a graduate of the National School of Administration (ENA) France (1977). Mr. Gagnon has been a member of the Audit Committee since September 2020.

6

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

Audit Committee Financial Expert. Each member of the Audit Committee is considered to be financially literate. The Board has determined that Mr. Johnston is an "audit committee financial expert" as such term is defined under Item 8(b) of General Instruction B to Form 40-F. The SEC has indicated that the designation of Mr. Johnston as an audit committee financial expert does not make Mr. Johnston an "expert" for any purpose, impose any duties, obligations or liabilities on Mr. Johnston that are greater than those imposed on other members of the Audit Committee and Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee and Board.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. The aggregate fees billed for each of the last two fiscal years for professional services rendered by our independent registered public accounting firm, PwC, for the integrated audit of our annual financial statements, reviews of our quarterly financial statements and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings for 2020 and 2019 were $196,573 and $212,515, respectively.

Tax Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by PwC for tax compliance, consulting and return preparation services for 2020 and 2019 were $7,658 and $32,090, respectively.

All Other Fees. The aggregate fees billed in each of the last two fiscal years for all other professional services rendered by PwC for 2020 and 2019 were nil.

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

7

CONTRACTUAL OBLIGATIONS

Our contractual obligation payments as of December 31, 2020 consist of amounts due pursuant to the Bonus Plan and CVR agreements of approximately $0.1 million. As more fully described in Note 3 to the December 31, 2020 consolidated financial statements, under the terms of both the Bonus Plan and the CVR Agreements, the Company is obligated to make payments based on the collection of proceeds from Venezuela, namely from the Award and/or Settlement Agreement, or from an Enterprise Sale. Proceeds are generally net of taxes where applicable and, in the case of the CVR Agreements, other certain specified obligations (as defined in the relevant agreements).

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

We previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by us and our agent for service of process, Gold Reserve Corporation, on May 7, 2007 with respect to the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises.

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

GOLD RESERVE INC.

By: /s/ Robert A. McGuinness

Robert A. McGuinness, its Vice President of Finance,

Chief Financial Officer and its Principal Financial and Accounting Officer

April 8, 2021

8

EXHIBIT INDEX

Exhibit

Number Exhibit

99.1	Annual Information Form for the fiscal year ended December 31, 2020

99.2	Audited Consolidated Financial Statements as at December 31, 2020 and 2019 and for the fiscal years ended December 31, 2020 and 2019

99.3	Management's Discussion and Analysis for the fiscal year ended December 31, 2020

99.4	Certification of Gold Reserve Inc. Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of Gold Reserve Inc. Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Gold Reserve Inc. Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Gold Reserve Inc. Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm