Form 40-F
period 2021-12-31
GOLD RESERVE INC
filed 2022-04-29
CIK 1072725

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2021 Commission File Number: 001-31819

GOLD RESERVE INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

Alberta, Canada

(Province or other jurisdiction of incorporation or organization)

1040

(Primary Standard Industrial Classification Code Number (if applicable))

N/A

(I.R.S. Employer Identification Number (if applicable))

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. Class A common shares, no par value per share: 99,547,710.

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

Gold Reserve Inc. (“Gold Reserve,” the “Company,” “we,” “us” or “our”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Our equity securities are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

CAUTIONARY NOTE REGARDING differences in united states and
canadian reporting practices

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
AND INFORMATION

The information presented or incorporated by reference in this report, other than statements of historical fact, are, or could be, “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities laws) (collectively referred to herein as “forward-looking statements”) that may state our intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates, expectations, and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause our actual financial results, performance or achievements to be materially different from those expressed or implied herein, many of which are outside our control. Forward-

looking statements speak only as of the date made, and any such forward-looking statements are not intended to provide any assurances as to future results. The Company believes its estimates, expectations and assumptions are reasonable, but there can be no assurance those reflected herein will be achieved. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

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

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation: (i) risks associated with the timing and ability to appeal or contest the purported revocation of the mining rights held by Siembra Minera; (ii) Venezuela’s failure to honor its commitments and/or the inability of the Company and Venezuela to overcome certain obstacles associated with the Siembra Minera project could adversely affect the Company; (iii) risks associated with Venezuela’s failure to honor its remaining commitments associated with the formation and operation of Siembra Minera; (iv) the breach of one or more of the terms of the underlying agreements governing the formation of Siembra Minera and the future development of the Siembra Minera project by Venezuela could have an adverse impact on the Company; (v) risks associated with exploration, delineation of sufficient reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera project; and (vi) risks associated with sanctions imposed by the U.S. and Canadian governments, including without limitation those targeting the Bolivarian Republic of Venezuela. This list is not exhaustive of the factors that may affect any of our forward-looking statements. See “Risk Factors” in Management's Discussion and Analysis for the fiscal year ended December 31, 2021 included herein as Exhibit 99.3.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the U.S. Securities and Exchange Commission (the “SEC”), the Ontario Securities Commission or other securities regulators or presented on the Company's website. Forward-looking statements speak only as of the date made. Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

These risks and uncertainties, and additional risk factors that could cause results to differ materially from forward-looking statements, are more fully described in the Company’s latest Annual Information Form and Annual Report on Form 40-F, including, but limited to, the section entitled “Risk Factors” in Management’s Discussion and Analysis therein, and in the Company’s other filings with the SEC and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively. Consider these factors carefully in evaluating the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable U.S. and Canadian securities regulations. Any forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

Mineral resource and mineral reserve estimates have been prepared in accordance with National Instrument 43-101 as required by Canadian securities regulations and may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019, with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions, as required by National Instrument 43-101. Investors are cautioned that while National Instrument 43-101 and subpart 1300 of SEC Regulation S-K recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

CURRENCY

Unless otherwise indicated, all references to "$", "U.S. $" or "U.S. dollars" in this Annual Report refer to U.S. dollars and references to "Cdn $" or "Canadian dollars" refer to Canadian dollars. The 12-month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last two calendar years equaled 0.7977 and 0.7455, respectively, and the exchange rate at the end of each such period equaled 0.7827 and 0.7841, respectively.

PrincipAl Canadian Documents

Annual Information Form. Our Annual Information Form for the fiscal year ended December 31, 2021, is included herein as Exhibit 99.1.

Audited Annual Financial Statements. Our audited consolidated financial statements as at December 31, 2021 and 2020, and for the fiscal years ended December 31, 2021 and 2020, including Management's Annual Report on Internal Control over Financial Reporting and the report of our independent registered public accounting firm with respect thereto, are included herein as part of Exhibit 99.2.

Management's Discussion and Analysis. Management's discussion and analysis for the fiscal year ended December 31, 2021, is included herein as Exhibit 99.3.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report. Based on that evaluation, and the material weakness in internal control over financial reporting, as outlined in Management’s Annual Report on Internal Control over Financial Reporting referenced below and as further described in the Management’s Discussion and Analysis included herein as Exhibit 99.2, management has concluded that the disclosure controls and procedures as of December 31, 2021 were not effective in providing reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under the Exchange Act was (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) gathered and reported to senior management, including its CEO and CFO, as appropriate to allow timely decisions regarding public disclosure.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Annual Report on Internal Control over Financial Reporting for the fiscal year ended December 31, 2021, is included herein as part of Exhibit 99.2.

Attestation Report of The Registered Public Accounting Firm

The Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an attestation report on management’s assessment of internal control over financial reporting, expressing an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, which is included in the audited consolidated financial statements of the Company as at and for the years ended December 31, 2021 and 2020, which are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act) other than the identification of the material weakness identified above.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. The aggregate fees billed for each of the last two fiscal years for professional services rendered by our independent registered public accounting firm, PwC, for the integrated audit of our annual financial statements, reviews of our quarterly financial statements and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings for 2021 and 2020 were $220,679 and $196,573, respectively.

Tax Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by PwC for tax compliance, consulting and return preparation services for 2021 and 2020 were $11,836 and $7,658, respectively.

All Other Fees. The aggregate fees billed in each of the last two fiscal years for all other professional services rendered by PwC for 2021 and 2020 were nil.

AUDIT COMMITTEE SERVICES PRE-APPROVAL POLICY

The Audit Committee is responsible for the oversight of our independent registered public accounting firm's work and pre-approves all services provided by PwC. Audit Services and Audit-Related Services rendered in connection with the annual financial statements and quarterly reports are presented to and approved by the Audit Committee typically prior to the beginning of each year. Audit-Related Services other than those rendered in connection with the quarterly reports and Tax services provided by PwC are typically approved individually during the Committee's periodic meetings or on an as-needed basis. The Audit Committee's Chair is authorized to approve such services in advance on behalf of the Committee with such approval reported to the full Audit Committee at its next meeting. The Audit Committee sets forth its pre-approval and/or confirmation of services authorized by the Audit Committee Chair in the minutes of its meetings.

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

GOLD RESERVE INC.

By: /s/ David P. Onzay

David P. Onzay, its Chief Financial Officer

and its Principal Financial and Accounting Officer

April 29, 2022

EXHIBIT INDEX

Exhibit

Number Exhibit

99.1	Annual Information Form for the fiscal year ended December 31, 2021

99.2	Audited Consolidated Financial Statements as at December 31, 2021 and 2020 and for the fiscal years ended December 31, 2021 and 2020

99.3	Management's Discussion and Analysis for the fiscal year ended December 31, 2021

99.4	Certification of Gold Reserve Inc. Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of Gold Reserve Inc. Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Gold Reserve Inc. Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Gold Reserve Inc. Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm