Form 20-F
period 2022-12-31
GOLD RESERVE INC
filed 2023-04-27
CIK 1072725

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2022

OR
[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR
[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-31819

GOLD RESERVE INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Alberta, Canada

(Jurisdiction of incorporation or organization)

999 West Riverside Avenue, Suite 401, Spokane, Washington 99201

(Address of principal executive offices)

Rockne J. Timm,

999 West Riverside Avenue, Suite 401, Spokane, Washington 99201

Telephone: (509) 623-1500 Fax: 509-623-1634

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

Class A common shares, no par value per share: 99,547,710

Indicate by check mark if the registrant is a well-seasoned issuer, as defined in Rule 405 of the Securities Act.

[_] Yes  [X] No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [_] Yes  [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [_] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). [X] Yes [_] No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of " large accelerated filer," “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [_] Accelerated filer [_] Non-accelerated filer [X]

Emerging growth company [_]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [_]

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [_]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [_]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). [_]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [_]	Other [_]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. [_] Item 17 [_] Item 18

If this is an annual report, indicate by a check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [_] Yes   [X] No

General Information

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

In this Annual Report, unless the context otherwise requires, the terms “common shares,” “shares” and “Class A Shares” refer to the Class A common shares of the Company.

Cautionary Statement Regarding Forward-Looking Statements

The information presented or incorporated by reference in this Annual Report, other than statements of historical fact, are, or could be, “forward-looking statements” (within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act) or “forward-looking information” (within the meaning of applicable Canadian provincial and territorial securities laws) (collectively referred to herein as “forward-looking statements”) that may state the Company’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates, expectations, and assumptions that, while considered reasonable by the Company and its management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance or achievements to be materially different from those expressed or implied therein, many of which are outside our control. Forward-looking statements speak only as of the date made, and any such forward-looking statements are not intended to provide any assurances as to future results. The Company believes its estimates, expectations and assumptions are reasonable, but there can be no assurance those reflected herein will be achieved. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

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

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, any of which could adversely affect the Company, including, without limitation: (i) risks associated with the timing and ability to appeal, contest, reverse or otherwise alter the resolution of the Bolivarian Republic of Venezuela (“Venezuela”) Ministry of Mines to revoke the mining rights held by our joint venture entity Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”) for alleged non-compliance with certain Venezuelan mining regulations (the “Resolution”), with various Venezuelan authorities, including the Venezuelan Supreme Court of Justice; (ii) Venezuela’s failure to honor its commitments under the Company’s settlement agreement with them, with respect to their obligations to the Company in connection with Siembra Minera and/or the inability of the Company and Venezuela to overcome certain obstacles associated with the Siembra Minera project; (iii) risks associated with Venezuela’s ongoing failure to honor its commitments associated with the formation, financing and operation of Siembra Minera; (iv) the breach of one or more of the terms of the underlying agreements governing the formation of Siembra Minera and the future development of the Siembra Minera project by Venezuela; (v) risks associated with exploration, delineation of sufficient reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera project; (vi) risks associated with sanctions imposed by the U.S. and Canadian governments, including without limitation those targeting Venezuela; (vii) risks associated with whether the Company is able to obtain (or get results from) relief from such sanctions, if any, obtained from the U.S. Office of Foreign Asset Control or other similar regulatory bodies; (viii) risks associated with recovering funds under the Company’s settlement arrangements with the government of Venezuela or its various proceedings against the government of Venezuela, including (a) the potential ability of the Company to obtain funds as a result of the conditional writ of attachment fieri facias granted by the U.S. District Court of Delaware on March 31, 2023 with respect to shares of PDV Holding, Inc. (“PDVH”), whereby the Company may potentially enforce its September 2014 arbitral award and corresponding November 2015 U.S. judgment by participating in the potential sale of PDVH shares, and the potential ability of the Company to obtain the funds that the Lisbon District Court in Portugal granted a motion to allow the Company to attach and seize, and (b) the Company’s ability to repatriate any such funds, in the event grant of the writ of attachment is upheld and funds become available, or any funds owed to the Company under the settlement arrangements that may become available; and (ix) risks associated with Camac Partners LLC’s activist campaign or any other activist from time to time, including potential costs and distraction of management and the directors’ time and attention related thereto that would otherwise be spent on other matters including appealing or contesting the Resolution. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the SEC, the Ontario Securities Commission or other securities regulators or presented on the Company's website. Forward-looking statements speak only as of the date made. Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

These risks and uncertainties, and additional risk factors that could cause results to differ materially from forward-looking statements, are more fully described in this Annual Report, including, but limited to, the section entitled “Risk Factors”, and in the Company’s other filings with the SEC and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively. Consider these factors carefully in evaluating the forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company, the Company’s management, or other persons acting on the Company’s behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether, as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules and regulations promulgated by the U.S. Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws. Any forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

Currency

Unless otherwise indicated, all references to "$", "U.S. $" or "U.S. dollars" in this Annual Report on Form 20-F refer to U.S. dollars and references to "Cdn $" or "Canadian dollars" refer to Canadian dollars. The 12-month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last three calendar years 2022, 2021 and 2020, equaled 0.7682, 0.7977 and 0.7455, respectively, and the exchange rate at the end of each such period equaled 0.739, 0.7827 and 0.7841, respectively.

Glossary of Significant Terms

Certain terms used throughout this report are defined below.

ABCA	Business Corporations Act (Alberta).
Award	$740.3 million award granted by the World Bank’s International Center for the Settlement of Investment Disputes (“ICSID”) in favor of the Company in September 2014 as a result of the Brisas Arbitration.

Brisas Arbitration                               Arbitration claim initiated in October 2009 by the Company under the Additional Facility Rules of ICSID to obtain compensation for the losses caused by the actions of Venezuela that terminated our Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments.

Brisas Project                                       The Company’s former gold and copper project located in the Kilometer 88 mining district in Bolivar State in Southeastern Venezuela. From 1992 to 2009, the Company explored, developed and permitted a 70,000 tonne per day gold-copper project which was expropriated by the Venezuelan government in 2009.

CVR	Pursuant to a 2012 restructuring of our previously outstanding convertible notes, we issued contingent value rights (“CVRs”) that entitle the holders to an aggregate of 5.466% of certain proceeds with respect to the collection of the Award and/or sale of Mining Data or an enterprise sale, as such terms are defined in the CVRs (the "Proceeds"), less amounts for certain specified obligations (as defined in the CVR).

Exchange Act                                       The U.S. Securities Exchange Act of 1934, as amended.

ICSID	International Centre for the Settlement of Investment Disputes.

LMS Gold Project                                Mining claims located in Alaska, with early stage exploration being conducted by the Company. Also known as LMS Property.

Mining Data                                         The drilling and technical mine engineering data base including Canadian National Instrument NI 43-101 reports related to the Siembra Minera project area historically known as the Brisas and Las Cristinas areas.

Mining Rights                                      Certain gold, copper, silver and other strategic mineral rights granted to Siembra Minera, S.A. within approximately 18,950 hectares in an area located in the Km 88 gold mining district of southeast Bolivar State which includes the historical Brisas and Cristinas areas.

Ministry	Venezuelan Ministry of the People’s Power for Ecological Mining Development or the Ministry of Mines of Venezuela.
Resolution	The March 2022 resolution of the Venezuelan Ministry of Mines to revoke the mining rights of Siembra Minera, S.A.

Securities Act                                      The U.S. Securities Act of 1933, as amended.

Settlement Agreement                       Settlement Agreement dated July 17, 2016, by and between Gold Reserve and Venezuela, as amended, whereby Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of the Company’s technical mining data associated with the Company’s Brisas Project for a total of approximately $1.032 billion.

Siembra Minera                                    Empresa Mixta Ecosocialista Siembra Minera, S.A. A Venezuelan entity beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve.

Siembra Minera Project                       The exploration and development mining project relating to the mining rights granted to Siembra Minera.

Venezuela                                              The Bolivarian Republic of Venezuela.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Related to the Resolution to Revoke the Rights with Respect to, and Development and Operation of, the Siembra Minera Project

The Ministry issued a Resolution in March 2022 to revoke the mining rights of the Venezuelan joint venture company, Siembra Minera for alleged non-compliance with certain Venezuelan mining regulations. Siembra Minera filed a reconsideration request in May 2022 which was denied by the Ministry. The Company disagrees with both the substantive and procedural grounds claimed by the Venezuelan government regarding the revocation of mining rights and the reconsideration request. We are evaluating all legal rights and remedies that are available to us under Venezuelan and other laws, under the Settlement Agreement and otherwise and, in late 2022, we filed for an appeal of the Resolution with the Venezuelan Supreme Court of Justice. We also requested a precautionary measure of suspension of the effects of the Resolution which was denied (See Item 8.A). Even if there is a successful appeal or overturning of such resolution, the following additional risks apply in connection with any development or operation of the Siembra Minera Project.

Venezuela's failure to honor its commitments and/or the inability of the Company and Venezuela to overcome certain obstacles associated with the Siembra Minera Project could adversely affect the Company.

There remains a number of outstanding commitments by Venezuela associated with the formation and operation of Siembra Minera including a number of legal or regulatory obstacles related to the development of the Siembra Minera Project, completion of additional definitive documentation, remaining governmental approvals and obtaining financing to fund the capital costs of the Siembra Minera Project.

The breach of one or more of the terms of the underlying agreements governing the formation of Siembra Minera and the future development of the Siembra Minera Project by Venezuela could have an adverse impact on the Company.

In the event Venezuela breaches one or more of the terms of the underlying agreements governing the formation of Siembra Minera (including as a result of the resolution to revoke the mining rights) and the future development of the Siembra Minera Project, the Company could be exposed to substantial enforcement costs of prosecuting such a claim over a number of years and there is no assurance that we would be successful in our claim or, if successful, could collect any compensation from the Venezuelan government. If we are unable to prevail, in the event we filed a claim against the Venezuelan government related to our stake in the Siembra Minera Project or were unable to collect compensation in respect of our claim, the Company would be adversely affected.

Any development activities on the Siembra Minera Project will require additional exploration work and financing and there is no assurance that the project will be determined feasible.

In March 2018, the Company published the results of the Preliminary Economic Assessment (the “PEA”). The conclusions of management and its qualified consultants referred to in the PEA may not be realized in the future. Even if the required financing is obtained, substantial effort and financing would be required to commence work on any Siembra Minera Project. We can provide no assurances that the Siembra Minera Project or its development would be determined feasible.

Related to Collection of the Amounts Due Under the Settlement Agreement

Failure to collect amounts payable pursuant to the Settlement Agreement would materially adversely affect the Company.

In July 2016, we signed the Settlement Agreement whereby Venezuela agreed to pay us an Arbitral Award (the “Award”) (including interest) and purchase our technical mining data (the “Mining Data”) associated with our previous mining project in Venezuela (the “Brisas Project”). Under the terms of the Settlement Agreement (as amended), Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of our Mining Data for a total of approximately $1.032 billion to be paid in monthly installments ending on or before June 15, 2019. The remaining unpaid and delinquent amount due from Venezuela pursuant to the Settlement Agreement, as of the date of this report, totals approximately $994 million (including interest of approximately $216 million). Also, the Settlement Agreement contemplates the calculation of interest on unpaid amounts based on the LIBOR benchmark. With the phase out of LIBOR, we will be required to either agree with Venezuela on a new interest benchmark, if and when engagement with the Venezuelan government is possible, or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new benchmark. The Company also has various proceedings against the government of Venezuela, including with respect to the conditional writ of attachment fieri facias granted by the U.S. District Court of Delaware on March 31, 2023 relating to shares of PDVH, whereby the Company may potentially enforce the Award by participating in the potential sale of PDVH shares, and the motion granted by the Lisbon District Court in Portugal on January 13, 2023 to allow the Company to attach and seize certain funds as recovery under the Settlement Agreement. Failure to collect these amounts could materially adversely affect the Company.

Termination of the Settlement Agreement as a result of Venezuela's failure to make the contemplated payments thereunder could materially adversely affect the Company.

In conjunction with entry into the Settlement Agreement, the Company agreed to suspend the legal enforcement of the Award, subject to Venezuela making the payments on the schedule set forth in the Settlement Agreement, and Venezuela agreed to irrevocably waive its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and agreed to terminate all other proceedings seeking annulment of the Award.

Notwithstanding Venezuela having waived its right to appeal, future enforcement and collection of the Award is expected to be a lengthy process and will be ongoing for the foreseeable future if we are not able to collect the amounts due to us as contemplated in the Settlement Agreement and/or the Award. In addition, the cost of pursuing collection of the Award could be substantial and there is no assurance that we will be successful. Failure to otherwise collect the Award would materially adversely affect our ability to maintain sufficient liquidity to operate as a going concern.

We have no commercial operations and may be unable to continue as a going concern.

We have no revenue producing operations at this time. Our future working capital position is dependent upon the receipt of amounts due to us pursuant to the Settlement Agreement or collection of the Award in the relevant legal jurisdictions. Although we believe that we have sufficient working capital to carry on our activities for the next 12 to 24 months, our actual cash burn-rate may require us to seek additional sources of funding to ensure our ability to continue our activities in the normal course.

Our reliance on the receipt of the payments contemplated by the Settlement Agreement or the collection of the Award for our operating needs is expected to continue into the foreseeable future. If the Settlement Agreement were to be abandoned due to lack of payment by Venezuela, our longer-term funding requirements may be adversely impacted.

Unforeseen financial market conditions, industry conditions or other unknown or unpredictable conditions may exist in the future and, as a result, there can be no assurance that alternative funding would be available or, if available, offered on acceptable terms.

In addition, even if there is a successful appeal or overturning of the Resolution to revoke the mining rights of Siembra Minera, the Sanctions could adversely impact our ability to finance, develop and operate the Siembra Minera Project.

Related to Sanctions Imposed On Venezuela By the U.S. and Canadian Governments

Sanctions currently imposed on Venezuela and related governmental officials by the U.S. and Canada, and any further sanctions that may be imposed in the future, could materially adversely affect the Company.

The U.S. and Canadian governments have imposed sanctions targeting the Venezuelan government and certain Venezuelan individuals (the “Sanctions”) that apply to Siembra Minera as a result of the Venezuelan government's 55% ownership and the collection of the Award contemplated by the Settlement Agreement (See "Item 4 - Information on the Company — Business Overview — U.S. and Canadian Sanctions" for more details).

Failure to comply with these Sanctions could result in civil or, in some cases, criminal consequences for the Company and/or our officers and directors. Compliance with the current Sanctions, as well as any future Sanctions that may be imposed by the U.S. or Canada, may further restrict our ability to consummate the transactions contemplated by the Settlement Agreement or, even if there is a successful appeal or overturning of the purported revocation of the mining rights of Siembra Minera, arrangements related to the Siembra Minera Project, including:

•	an inability to receive, process or use the payments (in whatever form received by us) contemplated by the Settlement Agreement, or to transfer such payments to our bank outside of Venezuela;
•	an inability to obtain all or part of financing sufficient to cover the anticipated capital or operating costs of the Siembra Minera Project on favorable terms, or at all; and
•	an inability to obtain operating permits, enter into transactions or otherwise meet our obligations with respect to the operation of the Siembra Minera Project pursuant to the mixed company agreement.

The occurrence of any of the foregoing or other events could result in the failure of the Settlement Agreement and/or mixed company arrangements to be performed in their current form which could have a material adverse effect on the Company, including our ability to own our interest in Siembra Minera or operate it or maintain sufficient liquidity to operate it as a going concern.

Risks Related to the Class A Shares

The price and liquidity of the Class A Shares may be volatile.

The market price of the Class A Shares may fluctuate based on a number of factors, some of which are beyond our control, including:

•	we do not have an active market for the Class A Shares and large sell or buy transactions may affect the market price;
•	economic and political developments in Venezuela;
•	the impact of Sanctions on our ability to consummate the transactions contemplated by the Settlement Agreement or, even if there is a successful appeal or overturning of the resolution to revoke the mining rights of Siembra Minera, the terms of the mixed company arrangement related to the development of the Siembra Minera Project;
•	our operating performance and financial condition;
•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general purposes;
•	the public's reaction to announcements or filings by us or other companies;
•	the public's reaction to negative news regarding Venezuela and/or international responses to Venezuelan domestic and international policies;
•	the price of gold, copper and silver;
7

•	the addition to or changes to existing personnel; and
•	general global economic conditions, including, without limitation, interest rates, general levels of economic activity, fluctuations in market prices of securities, participation by other investors in the financial markets, economic uncertainty, national and international political circumstances, natural disasters, public health crisis (such as the global outbreak of COVID-19).

The effect of these and other factors on the market price of the Class A Shares has historically made our share price volatile and suggests that our share price will continue to be volatile in the future.

We may issue additional Class A Shares, debt instruments convertible into Class A Shares or other equity-based instruments to fund future operations.

We cannot predict the size of any future issuances of securities, or the effect, if any, that future issuances and sales of our securities will have on the market price of the Class A Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, may result in dilution to present and prospective holders of shares.

The Company's current or future plans to declare cash dividends or make distributions to Shareholders are subject to inherent risks.

We may declare cash dividends or make distributions in the future only if our earnings (including payment of the Award) and capital are sufficient to justify the payment of such dividends or distributions. However, we may have to rely on additional capital raises in the future. At this time, we do not anticipate any.

Risks Related to our Operations

Business activities concentrated in Venezuela are subject to inherent local risks.

Even if there is a successful appeal or overturning of the Resolution, our potential development and/or future operation of the Siembra Minera project (the "Siembra Minera Project"), as well as our activities related to the enforcement of the Settlement Agreement and/or collection of the remaining amounts due pursuant to the Settlement Agreement will be influenced by the sanctions imposed by the U.S. and Canadian governments and conditions in Venezuela and, as a result, we will be subject to operational, regulatory, political and economic risks, including:

•	the effects of local political, labor and economic developments, instability and unrest;
•	changes in the government of Venezuela and among its officeholders;
•	significant or abrupt changes in the applicable regulatory or legal climate, including changes to laws or the enforcement (or lack thereof) or unpredictability of the Venezuelan judiciary;
•	currency instability, hyper-inflation and the environment surrounding the financial markets and exchange rate in Venezuela;
•	international response to Venezuelan domestic and international politics and policies, including the threat of military intervention and armed conflict;
•	limitations on mineral exports;
•	invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights;
•	exchange controls and export or sale restrictions;
•	currency fluctuations, repatriation restrictions and operation in a highly inflationary economy;
•	competition with companies from countries that are not subject to Canadian and U.S. laws and regulations;
•	laws or policies of foreign countries and Canada affecting trade, investment and taxation;
•	civil unrest, military actions and crime;
•	corruption, requests for improper payments, or other actions that may violate Canadian and U.S. foreign corrupt practices acts, uncertain legal enforcement and physical security;
•	new or changes in regulations related to mining, environmental and social issues; and
8

•	the willingness of future governments in Venezuela to uphold and abide by agreements and commitments made by previous governments.

Risks inherent in the mining industry could adversely impact future operations.

Exploration for gold and other metals is speculative in nature, involves many risks and frequently is unsuccessful. As is customary in the industry, not all prospects will be positive or progress to later stages (e.g., the feasibility, permitting, development and operating stages), therefore, we can provide no assurances as to the future success of our efforts related to the Siembra Minera Project, even if there is a successful appeal or overturning of the Resolution to revoke the mining rights of Siembra Minera, and the wholly-owned mining claims known as the LMS Gold Project (the “LMS Property”). Exploration programs entail risks relating to location, metallurgical processes, governmental permits and regulatory approvals and the construction of mining and processing facilities. Development can take a number of years, requiring substantial expenditures and there is no assurance that we will have, or be able to raise, the required funds to engage in these activities or to meet our obligations with respect to the Siembra Minera Project, even if there is a successful appeal or overturning of the resolution to revoke the mining rights of Siembra Minera, and the LMS Property. Any one or more of these factors or occurrences of other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies.

Failure to attract new and/or retain existing personnel could adversely affect us.

We are dependent upon the abilities and continued participation of existing personnel to manage activities impacted by Sanctions related to the Settlement Agreement, operation of Siembra Minera, potential development of the Siembra Minera Project and to identify, acquire and develop new opportunities. Substantially all of our existing management personnel have been employed by us for over 20 years. The loss of existing employees or an inability to obtain new personnel necessary to execute future efforts to acquire and develop a new project, such as the Siembra Minera Project, could have a material adverse effect on our future operations.

We may have exposure to greater than previously anticipated tax liabilities, which could harm our business.

We have tax filings that are currently (or may in the future be) under audit by U.S. and Canadian tax authorities. Any adverse outcome from these tax audits could seriously harm our business, including as a result of any adverse tax, accounting or financial impacts. We have incurred significant legal and other costs in response to these audits and may incur significant additional costs prior to resolving these matters. Determining our tax liabilities requires the interpretation of complex tax regulations and significant judgment by management that may be challenged by the applicable tax authorities. We cannot guarantee that any tax audit to which we are currently subject or that which we may be subject to in the future will result in a favorable outcome. Our results of operations and cash flows could be adversely affected by additional taxes imposed on us. These factors could materially adversely affect our Company and the trading price of our common stock.

U.S. Internal Revenue Service designation as a "passive foreign investment company" may result in adverse U.S. tax consequences to U.S. Holders.

U.S. Holders should be aware that we have determined that we were a “passive foreign investment company” (a “PFIC”) under Section 1297(a) of the U.S. Internal Revenue Code (the “Code”) for the taxable year ended December 31, 2022.  We have not made, and do not expect to make, a determination as to whether any of our subsidiaries were PFICs as to any of our Shareholders for the taxable year ended December 31, 2022. U.S. Holders should also be aware that unless a timely and effective "QEF election" was made with respect to Class A shares held during any period during which we were a PFIC, with respect to those shares, we are deemed to continue to be a PFIC with respect to such U.S. Holder for each taxable period.

The determination of whether we and any of our subsidiaries will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether we and any of our subsidiaries will be a PFIC with respect to a U.S. Holder for any taxable year generally depends on our assets and income and those of our subsidiaries over the course of each such taxable year and, as a result, cannot be predicted with certainty for the current or any future year.

For taxable years in which we are a PFIC, subject to the discussion below, any gain recognized on the sale of our Class A shares and any “excess distributions” (as specifically defined by the Code) paid on our Class A shares must be ratably allocated to each day in a U.S. Holder’s holding period for the Class A shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. Holder’s holding period for the Class A shares during which we were a PFIC generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. Holder that makes a timely and effective “QEF election” generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of our “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us.  For a U.S. Holder to make a QEF election, we must agree to supply annually to the U.S. Holder the “PFIC Annual Information Statement” and permit the U.S. Holder access to certain information in the event of an audit by the IRS.  We will prepare and make the annual statement available to U.S. Holders, and will permit access to the required information in the event of an audit by the IRS.  As a possible second alternative, a U.S. Holder may make a “mark-to-market election” with respect to a taxable year in which we are a PFIC and the Class A shares are “marketable stock” (as specifically defined).  A U.S. Holder that makes a mark-to-market election generally will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Class A shares as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such Class A shares.

Due to the complexity of the PFIC rules, a U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the status of the Company and its subsidiaries as PFICs and the eligibility, manner and advisability of making a QEF election or a mark-to-market election and how the PFIC rules may affect the U.S. federal income tax consequences of a U.S. Holder’s ownership and disposition of Class A shares.

There are material tax risks associated with holding and selling or otherwise disposing of Class A Shares.

There are material tax risks associated with holding and selling or otherwise disposing the Class A Shares. Each prospective investor is urged to consult its own tax advisor regarding the tax consequences to him or her with respect to the ownership and disposition of the Class A Shares.

It may be difficult to bring certain actions or enforce judgments against the Company and/or its directors and executive officers.

Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against us, our directors or executive officers based on civil liability provisions of federal securities laws or other laws of the U.S. or any state thereof or the equivalent laws of other jurisdictions of residence. We are organized under the laws of Alberta, Canada. Some of our directors and officers, and some of the experts named from time to time in our filings, are residents of Canada or otherwise reside outside of the U.S. and all or a substantial portion of their and our assets, may be located outside of the U.S. As a result, it may be difficult for investors in the U.S. or outside of Canada to bring an action in the U.S. against our directors, officers or experts who are not residents in the U.S. It may also be difficult for an investor to enforce a judgment obtained in a U.S. court or a court of another jurisdiction of residence predicated upon the civil liability provisions of Canadian securities laws or U.S. federal securities laws or other laws of the U.S. or any state thereof against us or those persons.

Item 4. Information on the Company

A. History and development of the company

Gold Reserve, an exploration stage company, is engaged in the business of acquiring, exploring and developing mining projects. We were incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014. We are the successor issuer to Gold Reserve Corporation, which was incorporated in the United States in 1956. We have only one operating segment, the exploration and development of mineral properties. We employed five individuals as of December 31, 2022. Our Class A common shares (the "Class A Shares") are listed for trading on the TSX Venture Exchange (the "TSXV") and quoted on the OTCQX under the symbol GRZ and GDRZF, respectively.

Our registered office is located at the office of Norton Rose Fulbright Canada LLP, 400 3rd Avenue SW, Suite 3700, Calgary, Alberta T2P 4H2, Canada. Telephone and fax numbers for our registered agent are 403.267.8222 and 403.264.5973, respectively. Our administrative office is located at 999 West Riverside Avenue, Suite 401, Spokane, WA 99201, U.S.A. and our telephone and fax numbers are 509.623.1500 and 509.623.1634, respectively. The Company is subject to the informational requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information as a foreign private issuer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information relating to the Company. The site is located at www.sec.gov. Similar information can also be found on our website at www.goldreserveinc.com. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. The information found on, or accessible through, our website does not form part of this 20-F.

We have no commercial operations or production at this time. Historically we have financed our operations through the issuance of common shares, other equity securities and debt and from payments made by Venezuela pursuant to the Settlement Agreement. Funds necessary for ongoing corporate activities, or other future investments and/or transactions if any, cannot be determined at this time and are subject to available cash, any future payments under the Settlement Agreement and/or collection of the unpaid Award (as defined herein) in the courts or future financings.

B. Business overview

The Company is engaged in the business of evaluating, acquiring, exploring and developing mining projects.

Exploration Prospects

Siembra Minera

In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela and in October 2016, together with an affiliate of the government of Venezuela, we incorporated Siembra Minera by subscribing for shares in Siembra Minera for a nominal amount. The primary purpose of this entity is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera was granted by the government of Venezuela certain gold, copper, silver and other strategic mineral rights (primarily comprised of the historical Brisas and Cristinas areas) contained within Bolivar State comprising the Siembra Minera Project.

In March 2022, the Ministry issued a Resolution to revoke the mining rights of Siembra Minera for alleged non-compliance by Siembra Minera with certain Venezuelan mining regulations. Siembra Minera filed a reconsideration request in May 2022 which was denied by the Ministry. The Company disagrees with both the substantive and procedural grounds claimed by the Venezuelan government regarding the revocation of mining rights and the reconsideration request. We are evaluating all legal rights and remedies that are available to us under Venezuelan and other laws, under the Settlement Agreement and otherwise and, in late 2022, we filed for an appeal of the Resolution with the Venezuelan Supreme Court of Justice. We also requested a precautionary measure of suspension of the effects of the Resolution which was denied (See Item 8.A). Even if there is a successful appeal or overturning of such resolution, the Sanctions, along with other constraints, could adversely impact our ability to finance, develop and operate the Siembra Minera Project or collect or repatriate sums under the Settlement Agreement (See Item 3.D, Risk Factors - Related to the Resolution to Revoke the Rights with Respect to, and Development and Operation of, the Siembra Minera Project and Related to Collection of the Amounts Due Under the Settlement Agreement).

Further details regarding the Siembra Minera Project can be found in our Annual Information Form dated April 29, 2022 and our Management Discussion and Analysis dated April 29, 2022, each filed as exhibits to our Annual Report on Form 40-F for the fiscal year ended December 31, 2021 with the SEC on April 29, 2022 and on www.sedar.com.

.

LMS Gold Project

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “LMS Property”), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc. Raven retains Net Smelter Returns (“NSRs”) with respect to (i) “Precious Metals” produced and recovered from the LMS Property equal to 3% of NSRs on such metals (the “Precious Metals Royalty”) and (ii) “Base Metals” produced and recovered from the LMS Property equal to 1% of NSRs on such metals, however we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. In 2019 Raven assigned the NSRs to Bronco Creek Exploration, Inc. The LMS Property, located in Alaska, remains at an early stage of exploration with limited annual on-site activities being conducted by the Company.

Management’s Recent Activities

Management’s focus has been on the collection of the remaining amounts owed to us by Venezuela and working toward all remedies that are available to us with respect to the Siembra Minera Project.

Settlement Agreement and Formation of Siembra Minera

In October 2009, we initiated a claim (the “Brisas Arbitration”) under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes (“ICSID”) to obtain compensation for the losses caused by the actions of Venezuela that terminated our Brisas Project (as herein defined) in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments. In September 2014, the ICSID Tribunal granted us an Award totaling $740.3 million. The Award (less legal costs and expenses) currently accrues post-award interest at a rate of LIBOR plus 2%, compounded annually.

Under the terms of the July 2016 Settlement Agreement (as amended) Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of our technical mining data (the “Mining Data”) associated with our previous mining project in Venezuela (the “Brisas Project”) for a total of approximately $1.032 billion in a series of monthly payments ending on or before June 15, 2019. As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela and in October 2016, together with an affiliate of the government of Venezuela, we incorporated Siembra Minera as a Venezuelan company, by subscribing for shares in Siembra Minera for a nominal amount. The primary purpose of this entity is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera was granted by the government of Venezuela certain gold, copper, silver and other strategic mineral rights (“the Mining Rights”) primarily related to the historical Brisas and Cristinas areas located in Bolivar State comprising the Siembra Minera Project.

As of the date of this Annual Report, the Company had received payments of approximately $254 million pursuant to the Settlement Agreement. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is delinquent, totals an estimated $994 million (including interest of approximately $216 million). In relation to the unpaid amount due from Venezuela, the Company has not recognized an Award receivable or associated liabilities on its financial statements which would include taxes, bonus plan and contingent value right payments, as management has not yet determined that payment from Venezuela is probable.

The interest rate provided for on any unpaid amounts pursuant to the Award is specified as LIBOR plus 2%, compounded annually. With the phase out of LIBOR, if and when it is possible to engage with the Venezuelan government, we expect that, if necessary, we will either come to an agreement with Venezuela as to an appropriate replacement or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new interest rate benchmark.

The terms of the Settlement Agreement also included Venezuela’s obligation to make available to an escrow agent, negotiable financial instruments, with a face value of at least $350 million, partially guaranteeing the payment obligations to the Company as well as the obligation to advance approximately $110 million to Siembra Minera to facilitate the early startup of the pre-operation and construction activities. As of the date of this Annual Report, Venezuela has not yet taken steps to provide such collateral or the early funding and it is unclear if and when Venezuela will comply with these particular obligations contained in the Settlement Agreement.

In March 2022, the Ministry of Mines of Venezuela (“Ministry”) issued a resolution to revoke the mining rights of Siembra Minera for alleged non-compliance by Siembra Minera with certain Venezuelan mining regulations (the “Resolution”). Siembra Minera filed a reconsideration request in May 2022 which was denied by the Ministry. The Company disagrees with both the substantive and procedural grounds claimed by the Venezuelan government regarding the revocation of mining rights and the reconsideration request. We are evaluating all legal rights and remedies that are available to us under Venezuelan and other laws, under the Settlement Agreement and otherwise and, in late 2022, we filed for an appeal of the Resolution with the Venezuelan Supreme Court of Justice. We also requested a precautionary measure of suspension of the effects of the Resolution which was denied (See Item 8.A). Even if the Resolution is successfully annulled, the Sanctions, along with other constraints, could adversely impact our ability to finance, develop and operate the Siembra Minera Project or collect or repatriate sums under the Settlement Agreement.

Obligations Due Upon Collection of the Award and Sale of Mining Data

Pursuant to a 2012 restructuring of convertible notes, we issued CVRs that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale, as such terms are defined in the CVRs (the "Proceeds"), less amounts for certain specified obligations (as defined in the CVR), as well as a bonus plan as described below. As of December 31, 2022, the total cumulative obligation payable pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award (not taking into account the claim and settlement with the CVR holders, as described below) was approximately $10 million, all of which has been paid to the CVR holders other than approximately $60,000 which has not yet been distributed.

A dispute existed between us and the holder of the majority of the CVRs, Steelhead Navigator Master, L.P., a related party that owns approximately 10.1% of our shares and which is affiliated with our director James Michael Johnston. Steelhead had previously alleged that as a general matter it believed that the Company's 45% interest in Siembra Minera represented "Proceeds" for purposes of the CVRs and as such the CVR holders were entitled to the value of 5.466% of that interest on the date of its acquisition. For a variety of reasons, the Company did not and does not agree with such holder’s position and believes it is inconsistent with the CVRs generally and such holder’s CVR specifically, including the terms and manner upon which we acquired our interest in Siembra Minera. In December 2022, the Company and such holder agreed to settle their differences and entered into an agreement whereby the Company paid $350,000 in exchange for the release of claims made by the holder. The Company also decided to offer a pro-rata settlement with the other CVR holders of approximately $112,000, in the aggregate, of which approximately $85,000 was payable to other related parties, Greywolf Overseas Intermediate Fund, Greywolf Event Driven Master Fund, and Greywolf Strategic Master Fund SPC, Ltd. - MSP5, which collectively own approximately 14.8% of our shares. The Company’s decision to enter into these settlements, including with Steelhead Navigator Master, L.P., was determined based upon a recommendation of a special committee of independent directors of the Company. The Company recorded CVR expense in relation to this matter of approximately $462,000 during 2022, approximately $112,000 of which remained payable as of December 31, 2022. As of the date of this report, settlement payments have been made to Greywolf and final agreements with and payments to the other holders of CVRs are pending.

The Board approved a bonus plan (the "Bonus Plan") in May 2012, which was intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to: the development of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company's execution of the Brisas Arbitration; and the ongoing efforts to assist with positioning the Company in the collection of the Award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. The bonus pool is determined substantially in the same manner as Net Proceeds for the CVR. Certain participants of the Bonus Plan have notified the Company that in the event the Board of Directors interprets the CVR agreement in such a way as to include the value of Siembra Minera as proceeds, the Bonus Plan participants expect to be accorded the same interpretation of the terms under the Bonus Plan. For a variety of reasons, the Company does not agree with such participants’ position and believes it is inconsistent with the Bonus Plan generally. The Board has determined, upon recommendation of a special committee of independent directors of the Company, that no payments should be made or offered to Bonus Plan participants in parallel with the settlement with the CVR holders referred to above. The Bonus Plan is administered by independent members of the Board of Directors. Participation in the Bonus Plan by existing participants is fixed, subject to voluntary termination of employment or termination for cause. Participants who reach age 65 and retire are fully vested and continue to participate in future distributions under the Bonus Plan. As of December 31, 2022, the total cumulative obligation payable pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, all of which has been paid to the Bonus Plan participants other than approximately $70,000 which has not yet been distributed.

Intention to Distribute Funds Received in Connection with the Award in the Future

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares as a return of capital (the "Return of Capital"). The Return of Capital was completed pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "ABCA") which required approval by the Alberta Court of Queen's Bench (the "Court") and at least two-thirds of the votes cast by shareholders of the Company ("Shareholders") in respect of a special resolution.

Following the receipt, if any, of additional funds associated with the Settlement Agreement and/or Award and after applicable payments of obligations related to the CVR and Bonus Plan, we expect to distribute to our Shareholders a substantial majority of any remaining proceeds, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the future collection of the remaining amounts owed by Venezuela.

Venezuela's Political, Economic and Social Conditions

Venezuela continues to experience political, economic and social turmoil. The country’s foreign currency earnings continue to fall due to reduced oil exports caused by declining production at PDVSA, the state-owned oil company, along with low oil prices and the impact of U.S. Sanctions. The country's overall infrastructure, social services network, and economy continue to deteriorate.

In early January 2023, the opposition National Assembly agreed not to extend the dual or interim government of Juan Guaidó any further, and the interim government was dissolved as a result. Additionally, the Assembly established a commission to oversee the country’s assets abroad in an effort to prevent the Maduro Administration from accessing those assets. All embassies in other countries opened by the interim government have been closed.

The U.S., Canada, and a few other countries that recognized the Juan Guaidó government still don’t recognize the Maduro Administration. The U.S., Canada, and others have called upon the Maduro Administration to hold free and fair presidential elections in the near term with the expectation of some Sanctions relief, if that were to occur. Countries including Colombia, Brazil, Mexico, and certain other Latin American and European countries are normalizing relations with the Maduro Administration.

The existing conditions in Venezuela and the Sanctions are expected to continue in the foreseeable future, adversely impacting our ability to collect the remaining amount owed to us by Venezuela under the Settlement Agreement and/or Award or to have the Resolution annulled.

U.S. and Canadian Sanctions

The U.S. and Canadian governments have imposed various Sanctions targeting Venezuela. The Sanctions, in aggregate, essentially prevent any dealings with Venezuelan government or state-owned or controlled entities and prohibit directors, management and employees of the Company who are U.S. Persons, persons in Canada or Canadians outside Canada from dealing with certain Venezuelan individuals or entering into certain transactions.

The Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals ("SDNs") and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy.

The Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law).

The Sanctions have adversely impacted our ability to collect the remaining funds owed by Venezuela or to contest the Resolution, which is expected to continue for an indeterminate period of time.

On June 4, 2020, the Board created a special committee of non-U.S. Persons (the “Special Committee”), for the purposes of making all decisions and taking all actions for and on behalf of the Board and the Company, and so binding the Company with respect to all matters related to or arising from the business of the Company, that are not permitted to be done by “U.S. Persons” (as defined in 31 C.F.R. § 591.312) pursuant primarily to U.S. Sanctions. This is part of the Company’s efforts to ensure compliance with applicable laws, including, without limitation, U.S. Sanctions, the Special Economic Measures (Venezuela) Regulations enacted pursuant to the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law). The Special Committee is tasked with ensuring that the Company’s actions that it directs are in compliance with applicable laws. The Special Committee is currently comprised of three individuals: two of whom are directors, Mr. Coleman and Mr. Gagnon, along with a former director, Mr. J.C. Potvin. As previously disclosed, the Company did consider and did make OFAC license applications for the purposes then noted. The Company has received one limited OFAC license but there can be no assurances that other licenses will be obtained and/or that any licenses will be sufficient for the Company to procure any funds or obtain any specific results as a result of such receipt of any license.

The cumulative impact of the Sanctions continues to restrict the Company from working with those Venezuelan government officials responsible for the payment and transfer of funds associated with the Settlement Agreement which adversely impacts our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela. It also impacts our ability to contest the Resolution. Even if we are successful in appealing the Resolution by the Ministry to revoke the mining rights in connection with the Siembra Minera Project, the Sanctions continue to restrict the Company from working with those Venezuelan government officials responsible for the operation of Siembra Minera and the development of the Siembra Minera Project and, until Sanctions are lifted, would obstruct any ability for us to develop the Siembra Minera Project as originally planned.

C. Organizational structure

Gold Reserve Inc. was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014. The Company is the successor issuer to Gold Reserve Corporation which was incorporated in the United States in 1956. The Company’s significant subsidiaries include Gold Reserve Corporation and three Barbadian subsidiaries (GR Mining (Barbados) Inc., GR Procurement (Barbados) Inc. and GR Mining Group (Barbados) Inc.). GR Mining (Barbados) Inc., holds our equity interest in Siembra Minera which is beneficially owned 55% by a Venezuelan state-owned entity and 45% by Gold Reserve. Our investment in Siembra Minera is accounted for as an equity investment. All subsidiaries are wholly owned.

D. Property, plant and equipment

		Accumulated
	Cost	Depreciation	Net
December 31, 2022
Machinery and equipment	$968,750	$–	$968,750
Furniture and office equipment	423,813	(357,690)	66,123
Transportation equipment	326,788	(296,053)	30,735
Leasehold improvements	29,390	(28,846)	544
Mineral property	350,000	–	350,000
	$2,098,741	$(682,589)	$1,416,152

Machinery and equipment consists of a semi-autogenous grinding (SAG) mill shell and minor infrastructure equipment originally intended for use on the Brisas Project. We evaluate our equipment and mineral property to determine whether events or changes in circumstances have occurred that may indicate that the carrying amount may not be recoverable. We regularly obtain comparable market data for similar equipment as evidence that our equipment’s fair value less cost to sell is in excess of the carrying amount. In 2022, we wrote down the value of the SAG mill shell based on an updated assessment of its market value. During the fourth quarter of 2020, the Company determined that the value of the motor for the SAG mill had declined to the extent that it should be disposed of in order to reduce equipment holding cost and accordingly it was written down to scrap value. The Company recorded impairment write-downs of property, plant and equipment of $0.6 million, NIL and $3.7 million during the years ended December 31, 2022, 2021 and 2020, respectively. During the years ended December 31, 2022, 2021 and 2020, the Company disposed of certain property, plant and equipment and recorded a (loss) gain of $(8,410), $58,562 and $(30,476), respectively.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of Gold Reserve Inc. and its subsidiaries (collectively "Gold Reserve", the "Company", "we", "us", or "our") is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the audited consolidated balance sheets of Gold Reserve as of December 31, 2022 and December 31, 2021, and the related consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”) prepared in accordance with accounting principles generally accepted in the United States of America.

The Company is engaged in the business of evaluating, acquiring, exploring and developing mining projects. The majority of its management and financial resources are focused on the collection of the remaining amounts owed to us by Venezuela and working toward all remedies that are available to us with respect to the Siembra Minera Project.

In March 2022, the Ministry issued the Resolution, as described in more detail above. We are evaluating all legal rights and remedies that are available to us under Venezuelan and other laws, under the Settlement Agreement and otherwise and, in late 2022, we filed for an appeal of the Resolution with the Venezuelan Supreme Court of Justice. We also requested a precautionary measure of suspension of the effects of the Resolution which was denied (See Item 8.A). Even if the Resolution is successfully annulled, the Sanctions, along with other constraints, could adversely impact our ability to finance, develop and operate the Siembra Minera Project or collect or repatriate sums under the Settlement Agreement.

Even if the Resolution is annulled by the Supreme Court of Justice of Venezuela, there are significant provisions related to the formation of Siembra Minera and the development and operation of the Siembra Minera Project under our agreements with the government of Venezuela that are still pending, including authorizations and/or still to be completed obligations on the part of the Venezuelan government that are critical to the financing and future operation of the Siembra Minera Project.

In October 2009, we initiated the Brisas Arbitration, as described in more detail above, to obtain compensation for the losses caused by the actions of Venezuela that terminated our Brisas Project. In September 2014, the ICSID Tribunal granted the Award totaling $740.3 million. The Award (less legal costs and expenses) currently accrues post-award interest at a rate of LIBOR plus 2%, compounded annually.

Under the terms of the July 2016 Settlement Agreement (as amended) Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of the Mining Data associated with the Brisas Project for a total of approximately $1.032 billion in a series of monthly payments ending on or before June 15, 2019. As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

As of the date of this Annual Report, the Company had received payments of approximately $254 million pursuant to the Settlement Agreement. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is delinquent, totals an estimated $994 million (including interest of approximately $216 million).

Our overall financial position is influenced by the proceeds previously received pursuant to the Settlement Agreement, related payment obligations, the 2019 Return of Capital to Shareholders and results of operations. Recent operating results and our overall financial position and liquidity are primarily impacted by expenses associated with activities related to the Siembra Minera Project, Sanctions and costs associated with maintaining our legal and regulatory obligations in good standing and by Venezuela's failure to honor its monetary and non-monetary obligations under the Settlement Agreement in a timely manner.

As discussed elsewhere in this Annual Report, the Sanctions have and will continue to adversely impact our ability to collect the remaining amounts due associated with the Settlement Agreement and/or Award. Even if there is a successful annulment of the Resolution to revoke the mining rights of Siembra Minera, the Sanctions could adversely impact our ability to finance, develop and operate the Siembra Minera Project.

A. Operating results

During the year ended December 31, 2022, cash and cash equivalents decreased approximately $33.7 million compared to a decrease of approximately $8.3 million for the same period in 2021. The net decrease in cash and cash equivalents was primarily due to a $27.4 million investment in U.S. treasury bills and cash used in operations as more fully described in the "Liquidity and capital resources - Operating Activities" section below. Net loss for the year ended December 31, 2022 was $8.6 million compared to net loss of $10.6 million for the year ended December 31, 2021. The decrease in loss was primarily due to decreases in corporate general and administrative expense, Siembra Minera project related costs and a loss on impairment of cash in bank in 2021, partially offset by increases in legal and accounting expense, write-down of property, plant and equipment, contingent value rights expense and Settlement Agreement enforcement expense.

During the year ended December 31, 2021, cash and cash equivalents decreased approximately $8.3 million compared to a decrease of approximately $4.4 million for the same period in 2020. The net decrease in cash and cash equivalents was primarily due to cash used in operations as more fully described in the "Operating Activities" section below. Net loss for the year ended December 31, 2021 was $10.6 million compared to net loss of $11.5 million for the year ended December 31, 2020. The decrease in loss was primarily due to decreases in write-downs of property, plant and equipment and arbitration and settlement costs, partially offset by a 2021 impairment loss on a bank account and an increase in legal and accounting expense which was a result of regulatory filings related to share issuances, tax audits, revised compensation agreements and other corporate matters

One of the Company’s Barbadian subsidiaries has a U.S. dollar account in an Antiguan bank which is part of a banking group based in Venezuela. The account was intended to be used to fund the Company’s activities related to the Siembra Minera project. The Company has been unable to transfer the funds out of the account and believes the banking group is experiencing severe financial difficulties. As a result, the Company does not have access to the funds and accordingly fully provided for the balance, resulting in an impairment loss of approximately $1.17 million in 2021. The Company is continuing to pursue a recovery of the account balance but there is considerable doubt as to whether recovery of the funds will occur.

Historically we have financed our operations through the issuance of common stock, other equity securities and debt and proceeds from payments under the Settlement Agreement. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the continued collection, if any, of the proceeds associated with the collection of the Award and/or future financings, if any. We may need to rely on additional capital raises in the future. We have only one operating segment, the exploration and development of mineral properties.

Our longer-term funding requirements may be adversely impacted by the timing of the collection of the amounts due pursuant to the Settlement Agreement and/or Award, financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

Consolidated income, expenses, net loss before tax and net loss for the years ended December 31, 2022, 2021 and 2020 were as follows:

	2022	Change	2021	Change	2020
Income	$466,673	$375,775	$90,898	$ (202,759)	$ 293,657
Expenses	(9,063,189)	1,624,501	(10,687,690)	2,212,612	(12,900,302)
Net loss before tax	$(8,596,516)	$2,000,276	$(10,596,792)	2,009,853	(12,606,645)
Net loss and comprehensive loss	$(8,596,516)	$2,000,276	$(10,596,792)	$ 920,493	$ (11,517,285)

Income (Loss)

	2022	Change	2021	Change	2020

Interest income	$582,523	$551,428	$31,095	$ (263,182)	$ 294,277
Gain (loss) on disposition of
property, plant and equip	(8,410)	(66,972)	58,562	89,038	(30,476)
Gain (loss) on marketable equity securities	(7,165)	(28,808)	21,643	15,887	5,756
Foreign currency gain (loss)	(100,275)	(79,873)	(20,402)	(44,502)	24,100
	$466,673	$375,775	$90,898	$ (202,759)	$ 293,657
17

As the Company has no commercial production or source of operating cash flow at this time, income is often variable from period to period. For the year ended December 31, 2022, income increased over the prior year primarily as a result of an increase in interest income due to an increase in interest rates partially offset by an increase in foreign exchange loss. For 2021, the decrease in income from the prior year was primarily a result of a reduction in interest income due to a decrease in interest rates and a reduction in foreign currency gain, partially offset by increases in gains on disposition of property, plant and equipment and marketable equity securities.

Expenses

	2022	Change	2021	Change	2020

Corporate general and administrative	$5,149,650	$(869,074)	$6,018,724	$ 871,391	$ 5,147,333
Contingent value rights	461,835	461,835	-	(59,549)	59,549
Siembra Minera Project and related costs	223,237	(1,452,232)	1,675,469	106,728	1,568,741
Write-down of property, plant and equipment	622,969	622,969	-	(3,749,531)	3,749,531
Loss on impairment of cash in bank account	-	(1,166,529)	1,166,529	1,166,529	-
Exploration costs	62,096	(56,163)	118,259	44,576	73,683
Legal and accounting	1,924,808	679,087	1,245,721	546,911	698,810
Settlement Agreement enforcement	450,477	305,330	145,147	(987,144)	1,132,291
Equipment holding costs	168,117	(149,724)	317,841	(152,523)	470,364
Total expenses for the period	$9,063,189	$(1,624,501)	$10,687,690	$ (2,212,612)	$ 12,900,302

Corporate general and administrative expense for the year ended December 31, 2022 decreased from the comparable period in 2021 primarily due to a decrease in non-cash stock option compensation and a reduction in executive compensation and Director fees. The decrease in corporate general and administrative expense was partially offset by severance expense related to the retirement of the Company’s President, the allocation of costs previously classified as Siembra Minera Project costs and an increase in Director and Officer insurance. In the second through fourth quarters of 2022, the Company incurred approximately $0.7 million of consultant and other costs which, prior to the Resolution to revoke the mining rights of Siembra Minera, were classified as Siembra Minera Project costs. Beginning in the second quarter of 2022, these costs are classified as general and administrative expense. Certain of these costs are expected to continue as they may be relevant to the Company’s future activities with respect to the Resolution, other legal support activities and/or the Settlement Agreement. Contingent value rights expense increased due to costs related to the settlement with CVR holders (See Note 2 to the audited consolidated financial statements). Siembra Minera Project costs decreased from the prior year as a result of the March 2022 Venezuelan Ministry of Mine’s issuance of the Resolution to revoke the mining rights of Siembra Minera and the reallocation, in the second through fourth quarters of 2022, of certain costs previously associated with the Siembra Minera project to corporate general and administrative expense. The Company recorded a write-down of property, plant and equipment in 2022 due to an assessment that the market value of certain equipment had decreased. A loss on impairment of cash in a bank account was recorded in 2021 when it was determined that the Company does not have access to funds in a bank account held in a financial institution which is believed to be experiencing financial difficulties. The Company is continuing to pursue a recovery of the account balance but there is considerable doubt as to whether recovery of the funds will occur. Legal and accounting expenses increased primarily as a result of an increase in professional fees associated with the Resolution to revoke the Siembra Minera mining rights, efforts to reinstate those rights, tax compliance and other corporate matters. Settlement Agreement enforcement expense increased due to legal and other costs associated with enforcement and collection of the Award. Equipment holding costs decreased due to the disposal of some of the equipment in 2021. Overall, total expenses for the year ended December 31, 2022 decreased by approximately $1.6 million from the comparable period in 2021.

Corporate general and administrative expense for the year ended December 31, 2021 increased from the comparable period in 2020 primarily due to an increase in non-cash stock option compensation. CVR-related expenses decreased due to a decrease in the tax benefits associated with prior years’ receipts of payments under the Settlement Agreement. Expenses associated with the Siembra Minera Project during the year ended December 31, 2021 increased from the prior comparable period due to an increase in non-cash stock option compensation of project technical consultants. Impairment write-downs of property, plant and equipment decreased as the Company did not record any write-downs of property, plant and equipment in 2021. Loss on impairment of cash in a bank account was recorded in 2021 but not in the prior year. It was determined that the Company does not have access to funds in a bank account held in a financial institution which is believed to be experiencing financial difficulties. The Company is continuing to pursue a recovery of the account balance but there is considerable doubt as to whether recovery of the funds will occur. Legal and accounting expenses increased from the prior comparable period primarily as a result of an increase in professional fees associated with regulatory filings related to share issuances, tax audits, revised compensation agreements and other corporate matters. Settlement Agreement enforcement expense decreased as a result of a decrease in the need for counsels' assistance in the evaluation of various issues associated with the status of the Settlement Agreement and the Siembra Minera Project. Equipment holding costs decreased due to the disposal of some of the equipment in 2021. Overall, total expenses for the year ended December 31, 2021 decreased by approximately $2.2 million from the comparable period in 2020.

Summary of Quarterly Results (1)

Quarter ended	12/31/22	9/30/22	6/30/22	3/31/22	12/31/21	9/30/21	6/30/21	3/31/21
Income (loss)	$322,504	$60,039	$40,754	$43,376	$(76,489)	$12,563	$95,416	$59,408
Net loss
before tax	(3,103,914)	(1,703,356)	(2,243,859)	(1,545,387)	(4,933,399)	(2,044,043)	(1,745,073)	(1,874,277)
Per share	(0.03)	(0.02)	(0.02)	(0.02)	(0.05)	(0.02)	(0.02)	(0.02)
Fully diluted	(0.03)	(0.02)	(0.02)	(0.02)	(0.05)	(0.02)	(0.02)	(0.02)
Net loss	(3,103,914)	(1,703,356)	(2,243,859)	(1,545,387)	(4,933,399)	(2,044,043)	(1,745,073)	(1,874,277)
Per share	(0.03)	(0.02)	(0.02)	(0.02)	(0.05)	(0.02)	(0.02)	(0.02)
Fully diluted	(0.03)	(0.02)	(0.02)	(0.02)	(0.05)	(0.02)	(0.02)	(0.02)
(1)	The information shown above is derived from our unaudited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

In the fourth quarter of 2022, income increased primarily due to increased interest income as a result of an increase in interest rates. In the third quarter of 2022, income increased primarily due to increased interest income as a result of an increase in interest rates, partially offset by a decrease in gain on marketable equity securities. In the second quarter of 2022, income decreased as a result of fluctuations in currency exchange rates resulting in foreign currency losses in the second quarter of 2022 compared to foreign currency gains in the first quarter of 2022. The decrease in income was partially offset by an increase in interest as a result of higher interest rates. In the first quarter of 2022, income increased primarily as a result of unrealized gains on marketable equity securities. In the fourth quarter of 2021, income decreased as a result of unrealized losses on marketable equity securities, foreign currency loss and losses on disposition of property, plant and equipment. In the third quarter of 2021, income decreased due to a decrease in the gain on sale of equipment and an increase in foreign currency loss. In the second quarter of 2021, income increased due to a gain on sale of equipment. In the first quarter of 2021, income increased due to an increase in gain on marketable equity securities, partially offset by a decrease in foreign currency gain.

In the fourth quarter of 2022, net loss increased primarily due to an increase in contingent value rights expense, write-down of property, plant and equipment and Settlement Agreement enforcement expense. In the third quarter of 2022, net loss decreased primarily due to a decrease in severance expense. In the second quarter of 2022, net loss increased primarily as a result of severance expense and legal and other costs related to the revocation, reinstatement efforts and potential damages claims associated with the Siembra Minera mining rights. In the first quarter of 2022, net loss decreased as a result of a reduction in compensation expense including non-cash stock option expense. In the fourth quarter of 2021, net loss increased primarily as a result of an increase in non-cash stock option compensation expense and a loss on impairment of cash in a bank account. In the third quarter of 2021, net loss increased due primarily to an increase in legal and accounting expense and a decrease in income. In the second quarter of 2021, net loss decreased as a result of decreases in legal, accounting and arbitration costs and a gain on sale of equipment. In the first quarter of 2021, net loss decreased as the Company did not have further write-downs of property, plant and equipment.

Selected Annual Information (1)

	2022	2021	2020
Income (loss)	$466,673	$90,898	$293,657
Expenses	$(9,063,189)	$(10,687,690)	$(12,900,302)
Income tax benefit	$-	$-	$1,089,360
Net loss	$(8,596,516)	$(10,596,792)	$(11,517,285)
Net loss per share, basic and diluted	$(0.09)	$(0.11)	$(0.12)
Total assets	$52,943,925	$60,640,443	$69,435,303
Total liabilities	$1,351,341	$610,561	$1,011,079
Total shareholders’ equity	$51,592,584	$60,029,882	$68,424,224
Common shares outstanding	99,547,710	99,547,710	99,395,048

(1)	The selected annual information shown above is derived from our audited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

B. Liquidity and capital resources

At December 31, 2022, we had cash and cash equivalents of approximately $15.4 million which represents a decrease from December 31, 2021 of approximately $33.7 million. The net decrease was primarily due to a $27.4 million investment in U.S. Treasury Bills with original maturities of between 3 and 12 months. Additionally, cash decreased as a result of cash used in operations as more fully described in the “Operating Activities” section below. At December 31, 2021, we had cash and cash equivalents of approximately $49.1 million which represents a decrease from December 31, 2020 of approximately $8.3 million. The net decrease was primarily due to cash used in operations as more fully described in the “Operating Activities” section below.

	2022	Change	2021	Change	2020
Cash and cash equivalents	$15,380,489	$(33,737,141)	$49,117,630	$ (8,297,720)	$ 57,415,350

As of December 31, 2022, we had financial resources including cash, cash equivalents, term deposits and marketable securities totaling approximately $43.0 million (predominantly held in U.S. and Canadian banks and financial institutions), machinery and equipment intended to be sold with a carrying value of approximately $1.0 million (See Note 6 to the audited consolidated financial statements), an income tax receivable of approximately $8.1 million (See Note 10 to the audited consolidated financial statements), and short-term financial obligations consisting of accounts payable, accrued expenses, severance liability and contingent value rights of approximately $1.4 million.

We have no revenue producing operations at this time. Our future working capital position is dependent upon the collection of amounts due pursuant to the Settlement Agreement and/or Award. We believe that we have sufficient working capital to carry on our activities for the next 12 to 24 months. However, the annulment of the Resolution, a change of administration in Venezuela and/or removal of Sanctions, an increase in legal expenses related to enforcement and collection of our Award, among other things, could result in increased activities and a higher cash burn-rate requiring us to seek additional sources of funding to ensure our ability to continue our business in the normal course. We may need to rely on additional capital raises in the future.

Operating Activities

Cash flow used in operating activities for the years ended December 31, 2022, 2021 and 2020 was approximately $6.4 million, $8.6 million and $4.6 million, respectively. Cash flow used in operating activities consists of net loss adjusted for gains and losses on marketable securities, non-cash expense items primarily related to stock option compensation and depreciation and certain non-cash changes in working capital.

       As more fully described in the change in expenses analysis in the Operating Results section above, cash flow used in operating activities during the year ended December 31, 2022 decreased from the prior comparable period primarily due to an income tax refund and decreases in corporate general and administrative expense, Siembra Minera project and related costs, and equipment holding costs, partially offset by an increase in legal and accounting expense related to the Resolution to revoke the Siembra Minera mining rights, tax compliance and other corporate matters. Cash flow used in operating activities during the year ended December 31, 2021 increased from the prior comparable period primarily due to an increase in legal and accounting expenses, a loss on impairment of cash in bank account and a receipt of a cash refund of income tax in the first quarter of 2020, partially offset by a decrease in Settlement Agreement enforcement expense.

Investing Activities

	2022	Change	2021	Change	2020
Purchase of term deposits	$(27,376,561)	$(27,376,561)	$-	$ -	$ -
Proceeds from disposition
of marketable securities	-	-	-	(100,126)	100,126
Proceeds from disposition
of property, plant and equipment	2,004	(313,385)	315,389	216,740	98,649
Purchase of property, plant and equipment	-	2,381	(2,381)	44,372	(46,753)
	$(27,374,557)	$(27,687,565)	$313,008	$ 160,986	$ 152,022

Cash flow from investing activities decreased during the year ended December 31, 2022 due to the purchase of term deposits and a decrease in proceeds from sale of mining equipment. As of December 31, 2022, the Company held approximately $1.0 million of Brisas Project related equipment intended for future sale (See Note 6 to the audited consolidated financial statements). Cash flow from investing activities increased during the year ended December 31, 2021 due to an increase in sales of mining equipment and a decrease in purchases of property, plant and equipment partially offset by a decrease in proceeds from disposition of marketable securities.

Financing Activities

The Company did not have cash flows from financing activities during the years ended December 31, 2022, 2021 and 2020.

Contractual Obligations

Our contractual obligation payments as of December 31, 2022 consist of amounts due pursuant to the Bonus Plan and CVR agreements of approximately $0.1 million. As described above and in Note 2 to the audited consolidated financial statements, the Company is obligated to make payments under the Bonus Plan and CVR agreements based on the after-tax amounts received from Venezuela under the Settlement Agreement and/or Award.

The Company maintains change of control agreements with certain officers and employees as described in Note 9 to the audited consolidated financial statements. As of December 31, 2022, the amount payable to participants under the change of control agreements, in the event of a Change of Control, was approximately $4.9 million.

During the fourth quarter of 2021, the Company implemented a three-year cost reduction program which included a reduction in senior management compensation coupled with an incentive bonus plan. The plan provides for the payment of a bonus upon the achievement of specific objectives related to the development of the Company’s business and prospects in Venezuela within certain time frames. As of December 31, 2022, the estimated maximum amount payable under the plan in the event of the achievement of the specific objectives was approximately $2.8 million. This amount has not been recognized herein and will only be recognized when, in management’s judgment, it is probable the specific objectives will be achieved. The plan also provides for severance payments, upon the occurrence of certain events, related to termination of employment. As of December 31, 2022, the Company had an accrued liability for severance payments of approximately $0.5 million related to the announced retirement of the Company’s President. This amount was recorded in general and administrative expense for the year ended December 31, 2022.

A. Douglas Belanger, former President and director, retired from all positions with the Company and its subsidiaries, effective as of December 31, 2022. Mr. Belanger will continue to participate in the Bonus Plan in accordance with its terms for retired employees and has entered a 3-year consulting arrangement with the Company effective January 1, 2023. Mr. Belanger’s consulting fees, in accordance with the arrangement, are $150,000 in 2023, $112,500 in 2024 and $90,000 in 2025.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources.

Transactions with Related Parties

Please see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

Disclosure Controls and Procedures (DC&P)

An evaluation was performed under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our DC&P (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that our DC&P were effective as of December 31, 2022 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms.

Internal Control over Financial Reporting (ICFR)

Management is responsible for establishing and maintaining ICFR. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our ICFR as of December 31, 2022 based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that our ICFR was effective as of December 31, 2022.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act), during our fiscal quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

C. Research and development, patents and licenses, etc.

We do not have research and development policies in place and over the past three fiscal years, we have not expended any material amounts on research or development.

D. Trend information

As the Company has no commercial production or source of operating cash flow at this time, income is often variable from period to period. Our interest income increased significantly in 2022 due to the increase in interest rates and is expected to remain above recent historical levels during 2023. Our future working capital position is dependent upon the collection of amounts due pursuant to the Settlement Agreement and/or Award. We believe that we have sufficient working capital to carry on our activities for the next 12 to 24 months. However, the annulment of the Resolution, the removal of Sanctions and/or an increase in legal expenses related to enforcement and collection of our Award, among other things, could result in increased activities and a higher cash burn-rate requiring us to seek additional sources of funding to ensure our ability to continue our business in the normal course.

E. Critical accounting estimates

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

Critical accounting estimates used in the preparation of the audited consolidated financial statements include the:

•	assessments of the recoverability of the Brisas Project related equipment and the estimated fair value determined in connection with impairment testing;
22

•	use of the fair value method of accounting for stock options which is computed using the Black-Scholes method which utilizes estimates that affect the amounts ultimately recorded as stock-based compensation; and
•	preparation of tax filings in a number of jurisdictions requires considerable judgment and the use of assumptions.
•	recognition of the receivable and associated obligations with the Venezuelan arbitration (See Note 2 to the audited consolidated financial statements).

The amounts reported based on accounting estimates could vary in the future.

Any current or future operations we may have are subject to the effects of changes in legal, tax and regulatory regimes, political, labor and economic developments, social and political unrest, currency and exchange controls, import/export restrictions and government bureaucracy in the countries in which it operates.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

The following sets forth certain information regarding the Company’s directors and senior management.

Name	Position and Business Experience
James H. Coleman, Q.C.	Mr. Coleman has been the Executive Chairman of the Company since 2016 and prior thereto was the non-Executive Chairman since 2004. He has also been a director of the Company and its subsidiary, Gold Reserve Corporation since 1994. Mr. Coleman was also previously a senior partner with the law firm of Norton Rose Fulbright Canada LLP. He has extensive international industry and public company experience as a result of his membership on the Board for over 25 years and has served on the board of directors of other mining issuers such as Amex Exploration Inc., Avion Gold Corporation and Endeavour Mining Corporation. He has also been a director of Siembra Minera since 2016, Great Basin Energies Inc. since 1996, and MGC Ventures, Inc. since 1997.
Rockne J. Timm	Mr. Timm has been a director of the Company for over 30 years and the Chief Executive Officer of the Company and its subsidiary Gold Reserve Corporation for 30 years. Prior to his involvement with the Company, he was the Chief Financial Officer and Vice President of Finance of a mining company with six producing gold mines. Mr. Timm is also the President and director of Gold Reserve Corporation, and Chief Executive Officer of GR Mining (Barbados) Inc. and GR Procurement (Barbados) Inc. (both subsidiaries of the Company) since 2016. Mr. Timm has also been a director of Siembra Minera since 2016. In addition, Mr. Timm has been a president and director of Great Basin Energies, Inc. since 1981, and MGC Ventures, Inc. since 1989.
James P. Geyer	Mr. Geyer, who has a Bachelor of Science in Mining Engineering, has been a director of the Company since 1997 and has significant operating and mine project experience in gold and copper operations around the world, as well as public company experience resulting from his roles with the Company, Wheaton River Minerals Ltd., USMX Inc., Thompson Creek Metals Company Inc. ("Thompson Creek") (during which time Thompson Creek constructed and commissioned the Mount Milligan Mine) and Stonegate Agricom Ltd. Prior to the expropriation of the Brisas Project by Venezuela, Mr. Geyer was the Senior Vice President of the Company responsible for the development of the Brisas Project. Mr. Geyer also led the analysis on behalf of the Company of the Brisas Cristinas Project (now known as the Siembra Minera Project). Mr. Geyer has considerable knowledge of and experience with mining regulations in Venezuela.
Robert A. Cohen	Mr. Cohen has been a director of the Company since 2017. Prior to joining the Board, Mr. Cohen was a partner in the New York office of the international law firm Dechert LLP for more than 40 years. He practiced international litigation and arbitration, with a focus in later years on matters involving foreign sovereign debt and he served at various times as the chair of the firm’s international dispute resolution practice.
James Michael Johnston	Mr. Johnston has been a director of the Company since 2017. He co-founded Steelhead in late 1996 to form and manage the Steelhead Navigator Fund. Prior, as senior vice president and senior portfolio manager at Loews Corporation, Mr. Johnston co-managed over $5 billion in corporate bonds and also managed an equity portfolio. He began his investment career at Prudential Insurance as a high-yield and investment-grade credit analyst. Mr. Johnston was promoted to co-portfolio manager of an $11 billion fixed income portfolio in 1991. He graduated with honors from Texas Christian University with a degree in finance and completed his MBA at the Johnson Graduate School of Business at Cornell University.
23

Yves M. Gagnon	Former Ambassador Gagnon joined Global Affairs Canada in 1971. He retired from the public service in 2016 after 45 years of service. He has held positions of increasing importance including as Canada’s Ambassador to six countries including Venezuela and Cuba, with a special emphasis on Latin America. He has also been a Senior Policy Advisor to Canada’s Ministers of Foreign Affairs and International Trade for the Americas. Ambassador Gagnon has a BA in Arts (1968) and a B.Sc. in Political Science (1971) from Laval University and is a graduate of the National School of Administration (ENA) France (1977). He has been a director of the Company since 2020.
James P. Tunkey

Mr. Tunkey has 28 years of experience in global risk advisory, including asset tracing and recovery, and political and operational risk management. He is the Chief Operating Officer of a global investigations and security consulting company named I-OnAsia. Mr. Tunkey was a director of Kroll Associates and Pinkerton Business Intelligence & Investigations prior to joining I-OnAsia in 2004. Mr. Tunkey holds a TRIUM Master of Business (MBA), jointly conferred by the London School of Economics, HEC Paris, and NYU Stern School of Business. He is a Qualified Risk Director and a Certified Fraud Examiner. Mr. Tunkey holds other professional certificates, including in Corruption Control and Organizational Integrity from Harvard’s JFK School of Government. Mr. Tunkey was appointed as a director of the Company in November 2022 pursuant to the terms of an agreement with a shareholder of the Company, Camac Partners, LLC.

A. Douglas Belanger	Mr. Belanger retired from the Company effective December 31, 2022 and entered a 3-year consulting arrangement with the Company effective January 1, 2023. Mr. Belanger had been a director of the Company for over 30 years and the president of the Company for 15 years. Since 1988 he had also been a director and executive vice president of Gold Reserve Corporation, a director of Siembra Minera, director and president of GR Mining (Barbados) Inc. and GR Procurement (Barbados) Inc. since 2016, and GR Mining Group (Barbados) Inc. since 2018.
David P. Onzay	Mr. Onzay became the Company’s Chief Financial Officer in January 2022. He has been with the Company for 30 years and previously served as the Company Controller. He is also the Chief Financial Officer of Gold Reserve Corporation, GR Mining (Barbados) Inc., GR Procurement (Barbados) Inc. and GR Mining Group (Barbados) Inc.

B. Compensation

The following table discloses the cash compensation paid and the stock options granted by the Company to directors and management for the year ended December 31, 2022.

Name	Salary or fees ($)	401(k) & other ($)	Total Compensation ($)	Number of Options Granted to Purchase Class A Shares	Exercise Price of Options Granted	Expiration Date of Options Granted

James H. Coleman	250,000	35,000	285,000
Rockne J. Timm	375,000	42,700	417,700
James P. Geyer	20,667	n/a	20,667
Robert A. Cohen	49,600	n/a	49,600
James M. Johnston	11,162	n/a	11,162
Yves M. Gagnon	56,000	n/a	56,000
James P. Tunkey	11,236	n/a	11,236	145,000	$1.08	November 17, 2032
A Douglas Belanger	337,500	42,700	380,200
David P. Onzay	217,875	30,503	248,378	100,000	$0.99	October 4, 2032

Termination of Employment, Change in Responsibilities and Employment Contracts

On October 4, 2021 letter agreements were entered into with Messrs. Timm, Coleman and Belanger setting out certain terms of their employment and compensation arrangements.

These letter agreements provide that, as of the date of such Named Executive Officers (“NEO’s”) termination of employment, he would be eligible for payments equal to 24 months of base salary, including payment of accrued vacation and his proportionate 401(k) plan contribution in addition to 6 months of medical insurance coverage if he is terminated without cause. If he retires in 2022 with 6 months’ notice or with 90 days’ notice in 2023 or thereafter, he is entitled to 12 months of base salary, including payment of accrued vacation and his proportionate 401(k) plan contribution in addition to 6 months of medical insurance coverage.

Base salary severance for these purposes is determined based on the base salary in effect during calendar year 2020. The salary severance is payable in one lump sum within 30 days of the severance event.

Upon the termination of employment by the Company for any reason other than cause of any such NEO, at the election of the NEO, they may agree to continue to provide consulting services to the Company for a period not exceeding three years, for an annual consulting fee which reduces over the term of the consulting agreement.

If the NEO’s employment had been terminated at December 31, 2022 for the above reasons, the payments to these NEOs would have been approximately the following:

	Termination of Employment	Change of Control	Retirement	Consulting Fee
James H. Coleman	$1,000,000 plus equivalent amount to 401(k) contribution and medical insurance	$1,500,000 plus equivalent amount to 401(k) contribution and medical insurance	$500,000 plus equivalent amount to 401(k) contribution and medical insurance	Year 1: $166,667 Year 2: $125,000 Year 3: $100,000
Rockne J. Timm	$1,250,000 plus accrued vacation, 401(k) contribution and medical insurance	$1,950,000 plus accrued vacation, 401(k) contribution and medical insurance	$625,000 plus accrued vacation, 401(k) contribution and medical insurance	Year 1: $208,333 Year 2: $156,250 Year 3: $125,000

Mr. Belanger retired from the Company effective December 31, 2022 and entered a 3-year consulting arrangement with the Company effective January 1, 2023. Under the terms of the letter agreement signed with Mr. Belanger, as of December 31, 2022 the Company had a severance accrual of $531,981 which was paid in 2023. Mr. Belanger’s consulting fees, in accordance with the letter agreement, are $150,000 in 2023, $112,500 in 2024 and $90,000 in 2025.

Existing Change of Control Arrangements with Executive Officers

The Company maintains Change of Control Agreements with certain executive officers, which were implemented by the Board to induce the executive officers to remain with the Company in the event of a Change of Control. The Board believes these individuals are important assets to the Company and their continued employment is important to oversee the enforcement and resolution of the Settlement Agreement with Venezuela and other legal actions related to the revocation of the mining rights of the Siembra Minera Project.

For these reasons, beginning in 2003, the Company entered into Change of Control Agreements with certain executive officers (other than Mr. Coleman) and three other employees. On May 26, 2017, the Board approved a Change of Control Agreement with Mr. Coleman. Other than as disclosed herein, no other executive officers, directors or affiliates of the Company have Change of Control Agreements with the Company.

A “Change of Control” means one or more of the following:

(a)	the acquisition by any individual, entity or group, of beneficial ownership of equity securities of the Company representing more than 25 percent of the voting power of the outstanding equity securities with certain limited exceptions;
(b)	a change in the composition of the Board (the “Incumbent Board”) that causes less than a majority of the current directors of the Board to be members of the incoming board; however, that any individual becoming a director subsequent to March 28, 2008, whose election, or nomination for election by the Shareholders, was approved by a vote of at least the majority of the directors then comprising the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;
(c)	the consummation of a reorganization, merger, amalgamation, arrangement, business combination or consolidation or sale or other disposition of all or substantially all of the assets of the Company with certain limited exceptions;
25

(d)	the approval by Shareholders of the liquidation or dissolution of the Company; or
(e)	any other event or series of events which the Board reasonably determines constitutes a Change of Control.

Pursuant to the Change of Control Agreements, in the event of a Change of Control each participant is entitled to, among other things, continue employment with the Company and, if the participant’s employment is terminated within 12 months following the Change of Control either voluntarily by the participant or by the Company for any reason other than termination for cause, such participant will be entitled to receive, among other things:

(a)	an amount equal to 24 times his monthly salary (36 times for Mr. Timm and Mr. Coleman; the Change of Control time period of 24 months compared to 36 months is based primarily on seniority of position and responsibility and length of service with the Company), determined as of the date immediately prior to termination or the Change of Control, whichever is greater, except for Messrs. Timm and Coleman for which, it is 36 times the greatest of his monthly salary for the calendar year 2020; the 12 months immediately prior to the date of termination of his employment; or the 12 months immediately prior to the Change of Control;
(b)	an amount equal to two years of the Company’s 401(k) Plan contributions or equivalent amount for Mr. Coleman (based upon the maximum allowable allocation pursuant to applicable law and the participant’s annual salary immediately prior to his termination date or the Change of Control, whichever is greater except for Messrs. Timm and Coleman for which the annual salary would be the greatest of that for calendar year 2020, the 12 months immediately prior to the date of termination of his employment, or the 12 months immediately prior to the Change of Control);
(c)	an amount equal to the aggregate of all bonuses received during the 12 months prior to his termination date, or, in the case of Messrs. Timm and Coleman, during calendar year 2020, the 12 months immediately prior to the date of termination of his employment, or in the 12 months immediately prior to the Change of Control, whichever is the greatest, plus any amounts required to be paid in connection with unpaid vacation time;
(d)	a payment equal to two times the monthly premium for maintenance of health, life, accidental death and dismemberment, and long-term disability insurance benefits for a period of 36 months;
(e)	cause all equity awards or equity-based awards (including stock options and restricted shares) granted to the participant to become fully vested and unrestricted;
(f)	at the election of the participant, the buy-out of the cash value of any unexercised stock options based upon the amount by which the weighted average trading price of the Class A Shares for the last five days preceding the date the participant makes such election exceeds the exercise price of the stock options;
(g)	the value of his or her vested retention units, if any, in accordance with the Gold Reserve Inc. Director and Employee Retention Plan; and
(h)	all amounts owing under the terms of the Bonus Plan, in addition to any subsequent payments to be made under the terms of the Bonus Plan.

As further discussed in the following two paragraphs, the participants (other than Mr. Coleman) are entitled to receive certain “gross-up payments” (that is, an excess parachute gross-up payment and a deferred compensation gross-up payment) if payments that he receives are subject to the excise tax under Code Section 4999 on excess parachute payments or the additional tax and interest factor tax under Code Section 409A on deferred compensation. The intent of these gross-up payments is to put the participant in the same position, after tax, that he would have been in if the payments that the participant received had not been subject to the excise and additional taxes.

The Change of Control Agreements also provide for a gross-up payment if any payment made to or for the benefit of a participant (“Excess Parachute Payment”) would be subject to the excise tax imposed by Code Section 4999, or any interest or penalties are incurred by the participant with respect to such excise tax. The Company will pay to the participant an additional payment (“Excess Parachute Gross-Up Payment”) in an amount such that after payment by the participant of all taxes on the Excess Parachute Gross-Up Payment, the participant retains an amount of the Excess Parachute Gross-Up Payment equal to the excise tax (and any interest or penalties) imposed upon the participants Excess Parachute Payment.

The Change of Control Agreements further provide for a gross-up payment if any payment made to or for the benefit of a participant (“Deferred Compensation Payment”) would be subject to the additional tax or additional interest on any underpayment of tax imposed by Code Section 409A, or any interest or penalties are incurred by the participant with respect to such additional tax or underpayment of tax. The Company will pay to the participant an additional payment (“Deferred Compensation Gross-Up Payment”) in an amount such that after payment by the participant of all taxes on the Deferred Compensation Gross-Up Payment, the participant retains an amount of the Deferred

Compensation Gross-Up Payment equal to the additional tax and additional interest on any underpayment of tax (and any interest or penalties) imposed upon the participant’s Deferred Compensation Payment.

Payments may be delayed six months under Code Section 409A. In the event of such a delay, the delayed payments will be made to a rabbi trust. Upon the completion of the six-month delay period, the payments held in the rabbi trust will be paid to the participant plus interest at the prime rate. The Company will pay all costs associated with the rabbi trust.

Participants would have been entitled to collectively receive an aggregate of approximately $4.9 million if a Change of Control had occurred on December 31, 2022. Persons with Change of Control Agreements can elect the buy-out of their stock options as described above. The aggregate amount due was determined exclusive of any gross-up payments, which could be substantial depending on the tax position of each individual.

The following table represents the estimated payout for employees holding Change of Control Agreements at December 31, 2022. These amounts were determined exclusive of any gross-up payments, which could be substantial depending on the tax position of each individual.

Name	Compensation (1) $	Payout of Stock Options (2) $	Total $
James H. Coleman	1,617,200	-	1,617,200
Rockne J. Timm	2,074,073	-	2,074,073
David P. Onzay	795,426	28,000	823,426
Total	4,486,699	28,000	4,514,699

Other participant	400,000	-	400,000
Total	4,886,699	28,000	4,914,699

(1)	Represents the estimated payout as of December 31, 2022 of the associated salary, vacation, 401(k) contribution or its equivalent for Mr. Coleman, bonus and insurance.
(2)	Represents the payout of in-the-money stock options.

C. Board practices

The Company’s directors hold such positions until the next annual meeting of Shareholders or until their successors are elected and have qualified. There are no service contracts between us and any of our directors providing for benefits upon termination of their employment.

Audit Committee

Audit Committee Charter

The Audit Committee of the Board operates within a written mandate, as approved by the Board, which describes the Audit Committee’s objectives and responsibilities.

Membership and Role of the Audit Committee

The Audit Committee consists of James P. Tunkey (Chairman), James P. Geyer and Yves M. Gagnon. The Board has determined each member of the Audit Committee to be “independent” and “financially literate” as such terms are defined under Canadian securities laws. In addition, each member of the Audit Committee is financially literate and the Board has determined that Mr. Tunkey qualifies as an audit committee “financial expert” as defined by SEC rules. The Board has made these determinations based on the education and experience of each member of the Audit Committee.

Mr. Tunkey has 28 years of experience in global risk advisory, including asset tracing and recovery, and political and operational risk management. He is the Chief Operating Officer of a global investigations and security consulting company named I-OnAsia. Mr. Tunkey was a director of Kroll Associates and Pinkerton Business Intelligence & Investigations prior to joining I-OnAsia in 2004. Mr. Tunkey holds a TRIUM Master of Business (MBA), jointly conferred by the London School of Economics, HEC Paris, and NYU Stern School of Business. He is a Qualified Risk Director and a Certified Fraud Examiner. Mr. Tunkey holds other professional certificates, including in Corruption Control and Organizational Integrity from Harvard’s JFK School of Government. Mr Tunkey was appointed as a director of the Company in November 2022 pursuant to the terms of an agreement with a shareholder of the Company, Camac

Partners, LLC. Mr. Tunkey has been a member of the Audit Committee since November 2022 and Chairman of the Audit Committee since December 2022.

Mr. Geyer has a Bachelor of Science in Mining Engineering from the Colorado School of Mines, has 48 years of experience in underground and open pit mining and has held engineering and operations positions with a number of companies including Amax Inc. and ASARCO LLC. Mr. Geyer is a former Director of Thompson Creek Metals Inc., where he was previously a member of the audit committee. Mr. Geyer has been a member of the Audit Committee since 2015.

Former Ambassador Gagnon is a graduate of France’s National Administration School (ENA), Mr. Gagnon also holds a BA in Arts and Bsc in Political Sciences (Laval). During his more than 40 years in the Canadian federal administration, he held positions of increasing responsibility including as financial Controller at the Department of Foreign Affairs and International Trade, and as VP (Corporate) of Petro-Canada International Assistance Corporation as well as ambassador of Canada in six countries. Mr. Gagnon also served as chair of four bi-national chambers of Commerce as well as director on the boards of the Association of Canadian Exporters of Books, the International Exhibition Bureau and the Canada-USA Fulbright Foundation.

The Audit Committee met four times during the financial year ended, December 31, 2022, and all members of the committee attended each meeting, in person or by phone with the exception of James Michael Johnston (who was a member of the Audit Committee until December 2022) and Mr. Geyer who each attended three meetings. The Audit Committee’s principal functions are to assist the Board in fulfilling its oversight responsibilities, and to specifically review: (i) the integrity of the Company’s financial statements; (ii) the independent auditor’s qualifications and independence; (iii) the performance of the Company’s system of internal audit function and the independent auditor; and (iv) compliance with laws and regulations, including disclosure controls and procedures.

The Audit Committee reviews the Company’s financial reporting process on behalf of the Board. Management of the Company has the primary responsibility for the financial statements, the reporting process and maintaining an effective system of internal control over financial reporting. The Company’s independent auditors are engaged to audit and express opinions on the conformity of the Company’s financial statements to accounting principles generally accepted in the United States, and the effectiveness of its internal control over financial reporting.

Compensation Committee

The Company’s compensation program was administered during 2022 by the compensation committee of the Board (the “Compensation Committee”). The Compensation Committee consists of James P. Geyer (Chairman), James Michael Johnston and Robert A. Cohen.

The Compensation Committee met 10 times during 2022 via conference calls, excluding email exchanges. While serving on the Compensation Committee, all of the members participated actively in all discussions. All of the members of the Compensation Committee have had experience in matters of executive compensation that is relevant to their responsibilities as members of such committee by virtue of their respective professions and long-standing involvement with public companies or other large for-profit organizations.

The Board has determined that each member of the Compensation Committee satisfied the definition of “independent” director as established under National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) of the Canadian Securities Administrators. The Compensation Committee currently has no written charter.

The function of the Compensation Committee is to evaluate the Company’s performance and the performance of the executive officers. The Compensation Committee develops proposals for the cash and equity-based compensation of the executive officers and submits such proposals to the full Board for consideration and approval as appropriate. The Compensation Committee also reviews the Company’s compensation plans, policies and programs and other specific compensation arrangements to assess whether they meet the Company’s risk profile and to ensure they do not encourage excessive risk taking on the part of the recipient of such compensation. The Board has complete discretion over the amount and composition of each executive officer’s compensation. Compensation matters relating to the directors were administered by the full Board. Compensation matters relating to each executive officer who is a member of the Board were administered by the Compensation Committee.

D. Employees

As of December 31, 2022, 2021 and 2020 the Company employed five, six and eight full-time personnel, respectively. All employees with the exception of the Company’s executive chairman work from the Company’s office in Spokane, Washington.

E. Share ownership

The following table sets forth the share ownership in the Company by directors and management as of April 24, 2023 at which time the number of Class A common shares outstanding was 99,547,710.

Name	Number of Common Shares Beneficially Owned	Percent Ownership
James H. Coleman	812,138	0.8
Rockne J. Timm	1,559,040	1.6
James P. Geyer	407,473	0.4
Robert A. Cohen	-	-
James Michael Johnston(1)	10,099,924	10.1
Yves M. Gagnon	-	-
James P. Tunkey	-	-
David P. Onzay	189,843	0.2

(1)       Mr. Johnston is the managing member of Steelhead, which acts as investment manager of Steelhead Navigator Master, L.P. and another client account that together hold 10,099,924 Class A Shares. As such, Mr. Johnston may be deemed to beneficially own the shares owned by these client accounts, as he may be deemed to have the power to direct the voting or disposition of these shares. Otherwise, Mr. Johnston disclaims beneficial ownership of these securities.

The Company has an equity incentive plan, the Gold Reserve Inc. 2012 Equity Incentive Plan, as amended, that provides for the grant of stock options to purchase Class A Shares. During the second quarter of 2021, the number of shares available under the plan was increased to a maximum of 9,939,500 shares. As of December 31, 2022, there were 2,361,107 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by the Board or a committee of the Board established pursuant to the equity incentive plan.

The following table sets forth information concerning all outstanding stock options to acquire Class A shares in the Company by directors and management as of April 24, 2023.

Option-based Awards
Name	Grant Date	Number of securities underlying unexercised options #	(1) Option exercise price ($)	Option expiration date	(2) Value of unexercised in-the-money options ($)

James H. Coleman	7/25/2014	25,000	3.26	7/25/2024	-
	6/29/2015	75,000	3.15	6/29/2025	-
	2/16/2017	400,000	2.39	2/16/2027	-
	10/4/2021	1,000,000	1.60	10/4/2031	-
	Total	1,500,000

Rockne J. Timm	2/16/2017	425,000	2.39	2/16/2027	-
	10/4/2021	750,000	1.60	10/4/2031	-
	Total	1,175,000

James P. Geyer	7/25/2014	25,000	3.26	7/25/2024	-
	6/29/2015	35,000	3.15	6/29/2025	-
	2/16/2017	125,000	2.39	2/16/2027	-
	10/4/2021	120,000	1.60	10/4/2031	-
	Total	305,000

Robert A. Cohen	5/1/2017	125,000	1.93	5/1/2027	-
	10/4/2021	60,000	1.60	10/4/2031	-
	Total	185,000

James M. Johnston	10/4/2021	195,000	1.60	10/4/2031	-

Yves M. Gagnon	9/9/2020	125,000	1.75	9/9/2030	-
	10/4/2021	30,000	1.60	10/4/2031	-
	Total	155,000

James P. Tunkey	11/17/2022	145,000	1.08	11/17/2032	21,750

David P. Onzay	7/25/2014	50,000	3.26	7/25/2024	-
	2/16/2017	92,500	2.39	2/16/2027	-
	9/25/2020	75,000	1.70	9/25/2030	-
	10/4/2022	100,000	0.99	10/4/2032	24,000
	Total	317,500			24,000

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

To the knowledge of the Company, as of April 24, 2023, the only persons, firms or corporations that beneficially owned, or exercised control or direction, directly or indirectly, over more than 5% of the voting rights attached to the Class A Shares were:

Shareholder Name	Number of Class A Shares Held	Percentage of Class A Shares Issued (1)
Greywolf Capital Management LP (2)	26,454,256	26.6%
Greywolf Event Driven Master Fund.	6,380,948	6.4%
Greywolf Overseas Intermediate Fund	5,434,228	5.5%
Greywolf Strategic Master Fund SPC, Ltd. – MSP9	11,771,916	11.8%
Greywolf Strategic Master Fund SPC, Ltd. – MSP5	2,867,164	2.9%
Camac Capital, LLC (3)	15,406,499	15.5%
Camac Fund, LP	8,020,319	8.1%
Camac Fund II, LP	7,386,180	7.4%
Steelhead Partners, LLC (4)	10,099,924	10.1%

(1)	Based on 99,547,710 Class A Shares outstanding.
(2)	The number of Class A Shares held is based on publicly available information filed with the U.S. Securities and Exchange Commission last filed on August 24, 2017.
(3)	The number of Class A Shares held is based on publicly available information filed with the U.S. Securities and Exchange Commission last filed on November 8, 2022.
(4)	The number of Class A Shares held is based on publicly available information filed with the U.S. Securities and Exchange Commission last filed on May 24, 2022.
30

During the past three years, Camac Capital, LLC has increased its percentage ownership of the Company’s Class A Shares from 6% to 15.5% and Steelhead Partners, LLC has decreased its percentage ownership of the Company’s Class A Shares from 10.5% to 10.1%.

Our major shareholders have the same voting rights as our other shareholders.

B. Related party transactions

A dispute existed between us and the holder of the majority of the CVRs, Steelhead Navigator Master, L.P., a related party that owns approximately 10.1% of our shares and which is affiliated with our director James Michael Johnston. Steelhead had previously alleged that as a general matter it believed that the Company's 45% interest in Siembra Minera represented "Proceeds" for purposes of the CVRs and as such the CVR holders were entitled to the value of 5.466% of that interest on the date of its acquisition. For a variety of reasons, the Company did not and does not agree with such holder’s position and believes it is inconsistent with the CVRs generally and such holder’s CVR specifically, including the terms and manner upon which we acquired our interest in Siembra Minera. In December 2022, the Company and such holder agreed to settle their differences and entered into an agreement whereby the Company paid $350,000 in exchange for the release of claims made by the holder. The Company also decided to offer a pro-rata settlement with the other CVR holders of approximately $112,000, in the aggregate, of which approximately $85,000 was payable to other related parties, Greywolf Overseas Intermediate Fund, Greywolf Event Driven Master Fund, and Greywolf Strategic Master Fund SPC, Ltd. - MSP5, which collectively own approximately 14.8% of our shares. The Company’s decision to enter into these settlements, including with Steelhead Navigator Master, L.P., was determined based upon a recommendation of a special committee of independent directors of the Company. The Company recorded CVR expense in relation to this matter of approximately $462,000 during 2022, approximately $112,000 of which remained payable as of December 31, 2022. As of the date of this report, settlement payments have been made to Greywolf and final agreements with and payments to the other holders of CVRs are pending.

The Company’s former President, A. Douglas Belanger, retired from the Company effective December 31, 2022 and entered a 3-year consulting arrangement with the Company effective January 1, 2023. Mr. Belanger’s consulting fees, in accordance with the arrangement, are $150,000 in 2023, $112,500 in 2024 and $90,000 in 2025.

C. Interests of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated statements and other financial information

See Item 18 for the Company’s financial statements.

Legal Proceedings

Recognition and Enforcement of Arbitral Award in the United States

The Company obtained an order dated November 20, 2015, confirming and entering judgment on the Brisas ICSID Award in the U.S. District Court for the District of Columbia (DDC).  Venezuela's appeal of this order was dismissed pursuant to the terms of the 2016 Settlement Agreement with Gold Reserve and Venezuela.  The Company registered its DDC Judgment in the U.S. District Court for the District of Delaware and, by order dated March 31, 2023, the Company obtained a conditional writ of attachment fieri facias regarding the shares of PDV Holding, Inc. (PDVH), the indirect parent company of CITGO Petroleum Corp. Petroleos de Venezuela, S.A. (PDVSA), the holding company of PDVH, appealed this order on April 10, 2023.

Portugal Attachment

By order dated January 13, 2023, the Lisbon District Court granted the motion filed by Gold Reserve Inc. and Gold Reserve Corporation (USA) to attach and seize funds deposited at a Portugal state owned bank up to the amount of EUR 21,368,805.12.  On February 20, 2023, the Lisbon District Court’s attachment order was effective. The Company is now in the process of instituting a "main action" required to execute against the attached funds.

Venezuela Political-Administrative Chamber of the Supreme Court of Justice (“APC”)

On November 24, 2022, the Company filed a nullity appeal and requested a precautionary measure of suspension of effects before the APC to declare the absolute nullity of the administrative act contained in Resolution No. 100-DM-00073 (“Resolution No. 73”) issued by the Ministry of People’s Power for Ecological Mining Development on May 27, 2022, and notified to the Empresa Mixta Ecosocialista Siembra Minera, S.A. (EMESM) on May 30, 2022, which ratified in every one of its parts Resolution No. 005 issued on March 7, 2022, and notified to EMESM on March 9, 2022, which terminated the mining rights granted to EMESM through the Transfer Decree No. 2.788 of March 20, 2017, and against which EMESM exercised the corresponding Administrative Request for Reconsideration. On February 9, 2023, the APC denied the Company’s precautionary request to suspend the effects of Resolution No. 73. The trial hearing of the nullity appeal is expected to take place in the late second quarter or third quarter of 2023.

Dividend Distributions

Other than requirements imposed under applicable corporate law, there are no other restrictions on the Company’s ability to pay dividends under the Company’s charter documents. The Company has no present intention of paying dividends on the Class A Shares. Following the future receipt, if any, of additional funds associated with the Settlement Agreement and/or Award and after applicable payments of Net Proceeds to holders of our CVRs and participants under our Bonus Plan, we expect to distribute to our shareholders a substantial majority of any remaining proceeds.

The Board will determine if and when dividends should be declared and paid in the future and any such determination will be based in part on applicable regulatory requirements, retention of sufficient reserves for future operations and capital requirements, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the future collection of the remaining amounts owed by Venezuela , if any, and any other factors the Board may consider and deem relevant at the time.

B. Significant changes

Not applicable.

Item 9. The Offer and Listing

A. Offer and listing details

The Company’s Class A Common shares are listed on the TSX Venture exchange under the trading symbol GRZ.V and are quoted on the OTCQX market under the symbol GDRZF.

B. Plan of Distribution

Not applicable.

C. Markets

See “Offer and listing details” above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share capital

Not applicable.

B. Memorandum and articles of association

Gold Reserve Inc. was incorporated on October 5, 1998 under the laws of the Yukon Territory, Canada. The Company was continued under the ABCA on September 9, 2014 pursuant to a certificate of continuance (the “Certificate of Continuance”), as amended by a certificate of amendment and registration of restated articles dated June 14, 2019 (together with the Certificate of Continuance, the “Articles”), issued by the Alberta Registrar of Corporations. The Company is governed by our Articles and by our bylaws (the “By-Laws”) effective on September 9, 2014. The Company’s Alberta Corporate Access Number is 2018462024. The Articles do not include a stated purpose and do not place any restrictions on the business that the Company may carry on.

Directors

Under the ABCA, directors may not vote on resolutions to approve a material contract or material transaction if the director is a party to, or is a director or an officer of or has a material interest in any person who is a party to, such contract or transaction, unless the contract or transaction is (a) a contract or transaction in which, but only to the extent that, the director undertakes an obligation or obligations for the benefit of the corporation, (b) a contract or transaction relating primarily to the director’s remuneration as a director, officer, employee or agent of the corporation or an affiliate (as defined under the ABCA), (c) a contract or transaction for indemnity or insurance, or (d) a contract or transaction with an affiliate (as defined under the ABCA).

The directors are entitled to remuneration for their services as the board of directors may from time to time determine. The directors are allowed to vote on and approve their own remuneration in the absence of an independent quorum of directors.

Under the ABCA, the directors have the ability to borrow money on the credit of the Company unless the articles or by-laws of the corporation otherwise provide, but no such restrictions are in place for the Company. The banking business of the Company including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be authorized by the board of directors.

There is no provision in the Articles or By-Laws concerning the retirement or non-retirement of directors under an age-limit requirement. There is also no requirement in the Articles or By-Laws for a director to hold any number of shares of the Company.

Class A Shares

The holders of Class А common shares (“Class A Shares”) shall be entitled to vote at any meeting of the shareholders of the Company, and shall have one vote in respect of each Class А Share held by them. Subject to the prior rights and preferences, if any, applicable to the Preferred Shares, or any series thereof, the holders of Class А Shares shall be entitled to receive such dividends (payable in cash, stock or otherwise) as may be declared thereon by the board of directors at any time and from time to time out of any funds of the Company legally available therefor; provided, however, that any dividend upon the Class А Shares that is payable in common shares shall be paid only in Class А Shares to the holders of Class А Shares. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of Preferred Shares, or any series thereof, the holders of Class А Shares shall be entitled to receive out of the assets of the Company available for distribution to shareholders, liquidation proceeds in an amount per Class А Share equal to the amount of the Company’s liquidation proceeds remaining after distribution of the preferential amounts, if any, to holders of Preferred Shares divided by the total number of Class А Shares outstanding at the time of the voluntary or involuntary liquidation, dissolution or winding up of the Company. Class A Shares do not carry any redemption provisions, sinking fund provisions, liability to further capital calls by the Company, or provisions discriminating against any existing or prospective holder of Class A Shares as a result of such shareholder owning a substantial number of Class A Shares.

Preferred Shares

The board of directors is authorized to issue Class C preferred shares (“Preferred Shares”), issuable in series, from time to time and to determine the designations, rights, privileges, restrictions, and conditions attaching to the shares of each such series. No Preferred Shares have been issued to date.

Action Necessary to Change Rights of Shareholders

In order to change the rights of shareholders, the Company would need to amend its Articles. Under the ABCA, such amendment would require the approval of two-thirds of the votes cast by holders of shares of that class at a duly called special meeting.

Annual General and Special Meetings of Shareholders

The ABCA provides that the directors of the Company shall call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting and may call a special meeting of shareholders at any time. Further, under the ABCA, the registered holders of beneficial owners of not less than 5% of the issued shares of the Company that carry the right to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. Except in limited circumstances, our directors, on receipt of such requisition, must call a meeting of shareholders. If the directors fail to call a meeting of shareholders within 21 days after receiving the requisition, any shareholder who signed the requisition may call the meeting of shareholders.

Under the ABCA, the Company is required to send notice of the time and place of the meeting not less than 21 days and not more than 50 days prior to the date of the meeting to each shareholder entitled to vote at the meeting, each director and the Company’s auditor.

In accordance with the By-Laws, a quorum for the transaction of business at any meeting of shareholders shall be at least two persons present in person, each being shareholders entitled to vote or a duly appointed proxy or representative for an absent shareholder so entitled, and representing not less than 5% of the outstanding shares of the Company carrying voting rights at the meeting, provided that, if there should be only one shareholder of the Company entitled to vote at any meeting of shareholders, the quorum for such meeting shall consist of the one shareholder.

Meetings of the shareholders shall be held at such place as the board of directors shall determine and may be held outside of Alberta. The only persons entitled to be present at a meeting of shareholders shall be: (a) those entitled to vote at such meeting; (b) the directors and auditors of the Company; (c) others who, although not entitled to vote, are entitled or required under any provision of the ABCA, the Articles or the By-Laws to be present at the meeting; (d) legal counsel to the Company when invited by the Company to attend the meeting; and (e) any other person on the invitation of the chair or with the consent of the meeting.

Limitations on Rights to Own Securities

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by Canadian federal and provincial law (other than those imposed under the Investment Canada Act) or the Company’s Articles or By-Laws.

Change of Control

There are no provisions in the Company’s Articles or By-Laws that would have an effect of delaying, deferring or preventing a change of control of the Company and that would only operate with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder Ownership Disclosure

There are no provisions in the Company’s Articles or By-Laws that govern the ownership threshold above which shareholder ownership must be disclosed.

Securities legislation in Canada requires that shareholder ownership (as well as ownership of an interest in, or right or obligation associated with, a related financial instrument of a security of the Company) must be disclosed once a person beneficially owns or has control or direction over, directly or indirectly, securities of a reporting issuer carrying more than 10% of the voting rights attached to all the reporting issuer’s outstanding voting securities. This threshold is higher than the 5% threshold under U.S. securities legislation at which stockholders must report their share ownership.

Changes to Capital

There are no conditions imposed by the Company’s Articles or By-Laws governing changes in the capital where such conditions are more stringent than is required by law.

C. Material contracts

The Company did not enter into any contract during the two years immediately preceding publication of this document, that may be considered material to the Company, other than those entered into in the ordinary course of business.

D. Exchange controls

There are no Canadian laws that restrict the export or import of capital, including foreign exchange controls, or that affect the payment of dividends to non-resident holders, except as described below under the heading “E. Taxation.”

Presently, the Company does not carry on any mining business in Canada. If, however, in the future the Company carries on a Canadian business, as defined in the Investment Canada Act, a direct or indirect acquisition of control of such a Canadian business by non-Canadians may be subject to either notification or review under the Investment Canada Act. Under the Investment Canada Act, subject to certain specified exceptions, acquisitions of control by non-Canadians of Canadian businesses, which exceed specified financial thresholds, are reviewable (i.e., require the prior approval of the federal Minister of Industry and/or the federal Minister of Canadian Heritage based on a “net benefit to Canada” test). Any acquisition of control of a Canadian business by a non-Canadian that does not exceed the applicable review threshold is merely subject to notification to Investment Canada, a government agency within Industry Canada and in certain limited circumstances to the Cultural Sector Investment Review office of the Department of Canadian Heritage. Additionally, under the Investment Canada Act, certain investments by non-Canadians can be subject to review on the grounds that the investment could be injurious to national security. Where an investment is determined to be injurious to national security, it can be subject to conditions or prohibited.

The term “non-Canadian” is defined in the Investment Canada Act to include: (1) an individual who is neither a citizen nor a permanent resident of Canada; (2) a foreign government; or (3) any other entity, including a corporation, that is not Canadian-controlled.

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

Except as described above, statutes in Canada and Alberta and the charter documents of the Company do not restrict the right of non-resident or foreign owners to hold or vote common shares (including Class A Shares) of the Company.

E. Taxation

Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax consequences generally applicable under the Income Tax Act (Canada) (the “Tax Act”) to the acquisition, holding and disposition of Class A Shares by a beneficial holder who, at all relevant times and for purposes of the Tax Act: (a) is not, and is not deemed to be, resident in Canada (b) deals at arm’s length with the Company, (c) holds Class A Shares as capital property and (d) does not use or hold, and is not deemed to use or hold, the Class A Shares in connection with a business carried on, or deemed to be carried on, in Canada (a “Non-Resident Holder”). This summary does not apply to Non-Resident Holders that carry on an insurance business in Canada and elsewhere. Any such Non-Resident Holders should consult their own tax advisors.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder, and no representation concerning the tax consequences to any particular holder or prospective holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective holders should consult their own tax advisors with respect to an investment in the Class A Shares having regard to their particular circumstances.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition or deemed disposition of Class A Shares must be expressed in Canadian currency. Amounts denominated in another currency must be converted into Canadian currency using the applicable rate of exchange (pursuant to the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Dividends

Any dividends paid or credited, or deemed to be paid or credited, on the Class A Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend or deemed dividend unless the rate is reduced under the provisions of an applicable income tax convention. For a Non-Resident Holder that (i) is a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980) (the “Treaty”), (ii) is entitled to full benefits thereof (a “U.S. Resident Holder”), and (iii) is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S Resident Holder that is a company that beneficially owns, directly or indirectly, at least 10% of the voting stock of the Company.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of the Class A Shares, unless the shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention.

Provided the Class A Shares are listed on a designated stock exchange (which currently includes the TSX-Venture Exchange (Tiers 1 and 2)) at the time of disposition or deemed disposition of a share, the Class A Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition or deemed disposition of such Class A Shares: (a) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder does not deal at arm’s length, or (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, has owned or owns 25% or more of the issued shares of any class or series of the Company, and (b) more than 50% of the fair market value of the shares was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (within the meaning of the Tax Act); (iii) “timber resource properties” (within the meaning of the Tax Act); and (iv) options in respect of, or interests in or for civil law rights in, any of the foregoing property whether or not such property exists. In addition, in certain circumstances set out in the Tax Act (including where a Class A Share was acquired on the conversion of a Class B common share), the Class A Shares may be deemed to be taxable Canadian property of a Non-Resident Holder. Non-Resident Holders for whom Class A Shares may constitute “taxable Canadian property” should consult their own tax advisors.

Even if a Class A Share constitutes taxable Canadian property to a U.S. Resident Holder, by reason of the Treaty no tax will generally be payable under the Tax Act on a capital gain realized by the U.S. Resident Holder on the disposition of such Class A Share provided the value of such share at the time of disposition is not derived principally from real property situated in Canada. The Company believes that, at the date of this filing, the value of the Class A Shares is not derived principally from real property situated in Canada within the meaning of the Treaty.

Certain Material U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences arising from and relating to the ownership and disposition of the Company’s Class A shares.

This summary is for general information purposes only and does not purport to be a comprehensive analysis or listing of all potential U.S. federal income tax consequences that may apply to a holder as a result of the ownership and disposition of Class A shares. In addition, this summary does not take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences of the ownership and disposition of Class A shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any holder. Each holder should consult their own tax advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of the ownership and disposition of Class A shares.

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), final and temporary Treasury Regulations promulgated thereunder, published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. All of the authorities on which this summary is based are subject to differing interpretations and could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. In such event, the U.S. federal income tax consequences applicable to a holder of the Class A shares could differ from those described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

Holders subject to special U.S. federal income tax rules not addressed

This summary only applies to holders of Class A shares who hold their Class A shares as a capital asset within the meaning of Section 1221 of the Code. This summary also does not address the U.S. federal income tax consequences of the ownership and disposition of Class A shares to holders that are subject to special provisions under the Code, including the following holders:

•	holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;
•	holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies;
•	holders that are dealers in securities, commodities or currencies, or holders that are traders in securities or commodities that elect to apply a mark-to-market accounting method;
•	holders that have a “functional currency” other than the U.S. dollar;
•	regulated investment companies;
•	real estate investment trusts
•	holders that own Class A shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;
•	holders that acquired Class A shares in connection with the exercise of employee stock options or otherwise as compensation for services;
•	holders that acquired Class A shares in connection with a trade or business conducted outside the United States; or
•	holders that own (directly, indirectly, or constructively) 10% or more, by voting power or value, of the outstanding shares of the Company.

Holders that are subject to special provisions under the Code, including holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the ownership and disposition of Class A shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Class A shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the ownership and disposition of Class A shares.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Class A shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the U.S. or any political subdivision thereof, including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected, under applicable Treasury Regulations, to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons, as defined in Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Class A shares other than a U.S. Holder. A non-U.S. Holder should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences (including the potential application of and operation of any income tax treaties) of the ownership and disposition of Class A shares.

Tax consequences other than U.S. federal income tax consequences not addressed

This summary does not address the consequences to holders arising under alternative minimum tax laws, Medicare contribution tax laws, U.S. federal estate, gift or excise tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction of the ownership and disposition of Class A shares. Each holder should consult its own financial advisor, legal counsel, or accountant regarding the consequences of any of these laws on the ownership and disposition of Class A shares.

U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of Class A shares

Passive Foreign Investment Company

U.S. Holders should be aware that we have determined that we were a “passive foreign investment company” (a “PFIC”) under Section 1297(a) of the U.S. Internal Revenue Code (the “Code”) for the taxable year ended December 31, 2022.  We have not made, and do not expect to make, a determination as to whether any of our subsidiaries were PFICs as to any of our Shareholders for the taxable year ended December 31, 2022. U.S. Holders should also be aware that unless a timely and effective "QEF election" was made with respect to Class A shares held during any period during which we were a PFIC, with respect to those shares, we are deemed to continue to be a PFIC with respect to such U.S. Holder for each taxable period.

The determination of whether we and any of our subsidiaries will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether we and any of our subsidiaries will be a PFIC with respect to a U.S. Holder for any taxable year generally depends on our assets and income and those of our subsidiaries over the course of each such taxable year and, as a result, cannot be predicted with certainty for the current or any future year.

For taxable years in which we are a PFIC, subject to the discussion below, any gain recognized on the sale of our Class A shares and any “excess distributions” (as specifically defined by the Code) paid on our Class A shares must be ratably allocated to each day in a U.S. Holder’s holding period for the Class A shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. Holder’s holding period for the Class A shares during which we were a PFIC generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. Holder that makes a timely and effective “QEF election” generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of our “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us.  For a U.S. Holder to make a QEF election, we must agree to supply annually to the U.S. Holder the “PFIC Annual Information Statement” and permit the U.S. Holder access to certain information in the event of an audit by the IRS.  We will prepare and make the annual statement available to U.S. Holders, and will permit access to the required information in the event of an audit by the IRS.  As a possible second alternative, a U.S. Holder may make a “mark-to-market election” with respect to a taxable year in which we are a PFIC and the Class A shares are “marketable stock” (as specifically defined).  A U.S. Holder that makes a mark-to-market election generally will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Class A shares as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such Class A shares.

Due to the complexity of the PFIC rules, a U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the status of the Company and its subsidiaries as PFICs and the eligibility, manner and advisability of making a QEF election or a mark-to-market election and how the PFIC rules may affect the U.S. federal income tax consequences of a U.S. Holder’s ownership and disposition of Class A shares.

Distributions

Subject to the PFIC discussion above, for U.S. federal income tax purposes, the amount of a distribution made on the Class A shares generally will equal the amount of cash and the fair market value of any property distributed and also will include the amount of any Canadian taxes withheld from the distribution as described above under “Canadian Federal Income Tax Considerations.” An amount of the distribution will be treated as a dividend, taxable to a U.S. Holder as ordinary dividend income, to the extent of the Company’s current or accumulated earnings and profits allocable to such U.S. Holder. To the extent that an amount received by a U.S. Holder exceeds the allocable share of the Company’s current and accumulated earnings and profits, such excess will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in its Class A shares and then, to the extent in excess of such U.S. Holder’s adjusted tax basis, as gain from the sale or exchange of such Class A shares generally taxable as capital gain. (See discussion below under “Dispositions.”) The amount treated as a dividend will be treated as foreign source income and will not be eligible for the dividends received deduction generally allowed to U.S. corporate shareholders on dividends received from U.S. corporations.

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

Subject to certain limitations, a U.S. Holder may elect to claim a credit against its U.S. federal income tax liability for any Canadian tax paid with respect to, or withheld from, any dividends paid on the Class A shares. A U.S. Holder who does not make such an election instead may deduct the Canadian tax paid or withheld, but only for a year in which such U.S. Holder elects to do so with respect to all creditable foreign taxes paid by such U.S. Holder. The availability of the foreign tax credit is subject to complex limitations.

The rules relating to the U.S. foreign tax credit are complex, and each U.S. Holder should consult its own financial advisor, legal counsel or accountant to determine whether and to what extent it would be entitled to a foreign tax credit.

Dispositions

Subject to the PFIC discussion above, a U.S. Holder’s sale, exchange or other taxable disposition of the Class A shares generally will result in the recognition by the U.S. Holder of U.S. source taxable capital gain or loss in an amount equal to the difference between (a) the U.S. dollar value of the amount of cash and fair market value of any property received upon the sale, exchange or other taxable disposition and (b) such U.S. Holder’s adjusted tax basis in the Class A shares. Such capital gain or loss will be long-term if the U.S. Holder’s holding period in the Class A shares is more than one year at the time of the sale, exchange or other taxable disposition. Long-term capital gain recognized by certain non-corporate U.S. Holders generally will be subject to U.S. federal income tax rates lower than the rates applicable to ordinary income. The deductibility of capital losses is subject to limitations. Each U.S. Holder should consult its own financial advisor, legal counsel or accountant regarding the treatment of capital gains and losses.

U.S. federal income tax consequences to non-U.S. Holders of the ownership and disposition of Class A shares

Distributions

A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to the Class A shares that are treated as a dividend for U.S. federal income tax purposes unless (i) such non-U.S. Holder is an individual that becomes treated as a U.S. tax resident by being present (or treated as present) in the U.S. for 183 days or more in the taxable year of a distribution and certain other conditions are met or (ii) such dividends are effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. Holder (and are attributable to a permanent establishment maintained in the U.S. by such non-U.S. Holder if an applicable income tax treaty so requires as a condition for such non-U.S. Holder to be subject to U.S. federal taxation on a net income basis in respect of income from the Class A shares), in which case the non-U.S. Holder generally will be subject to U.S. federal income tax in respect of such dividends in the same manner as a U.S. Holder. Any such effectively connected dividends received by a corporate non-U.S. Holder also may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. Holder generally will not be subject to U.S. federal income tax or U.S. withholding tax on distributions that are treated as capital gain for U.S. federal income tax purposes unless such non-U.S. Holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of the Class A shares. See discussion below under “Dispositions.”

Dispositions

A non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of the Class A shares unless (i) the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder in the U.S. (and is attributable to a permanent establishment maintained in the U.S. by such non-U.S. Holder if an applicable income tax treaty so requires as a condition for such non-U.S. Holder to be subject to U.S. federal income taxation on a net income basis in respect of income from the Class A shares), or (ii) such non-U.S. Holder is an individual who is present (or treated as present) in the U.S. for 183 days or more in the taxable year of the sale, and certain other conditions are met. Effectively connected gains realized by a corporate non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Information reporting; backup withholding tax

In general, dividend payments or other taxable distributions on the Company’s Class A shares or proceeds from the disposition of Class A shares paid by a U.S. paying agent or other U.S. intermediary to a non-corporate holder may be subject to information reporting to the IRS and possible U.S. backup withholding (currently imposed at a rate of 24%). Backup withholding generally would not apply to a U.S. Holder that timely furnishes a correct taxpayer identification number and makes any other required certifications or if the U.S. Holder is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Certain non-U.S. Holders receiving payments in the U.S., or through certain U.S. financial intermediaries should establish their exemption from information reporting or backup withholding by providing certification of non-U.S. status on the appropriate IRS Form W-8.

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

F. Dividend and paying agents

Not applicable.

G. Statements by experts

Not applicable.

H. Documents on display

We are subject to the informational requirements of the Exchange Act and, as such, we file reports and other information with the SEC. These materials, including this Annual Report and the accompanying exhibits are available on the SEC’s web site at www.sec.gov. Copies of these materials may also be obtained, without charge, upon written request to the Company.

I. Subsidiary information

Not applicable.

J. Annual report to security holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The carrying amounts for cash and cash equivalents, term deposits, marketable equity securities, other current assets and accounts payable and accrued expenses on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. The Company is exposed to various risks including credit risk, liquidity risk, currency risk and interest rate risk as described below:

a)	Credit risk is the risk that a counterparty will fail to meet its obligations to the Company. The Company’s primary exposure to credit risk is through its cash and cash equivalents. The Company diversifies its cash holdings into major Canadian and U.S. financial institutions and corporations.
b)	Liquidity risk is the risk that an entity will encounter difficulty in meeting its obligations associated with its financial liabilities. The Company manages this risk by maintaining adequate cash balances. At December 31, 2022 the Company had current liabilities of $1.4 million and cash and cash equivalents of $15.4 million.
c)	The majority of our assets and liabilities are denominated in U.S. dollars. The Company is subject to currency risk mainly due to its Canadian dollar cash, prepaid expenses and accounts payables. Transactions denominated in foreign currency are exposed to exchange rate fluctuations which have an impact on the statement of operations. The Company’s cash, prepaid expense, other monetary assets and liabilities that are held in Canadian currency are subject to fluctuations against the US dollar. A 10% weakening of the Canadian dollar against the US dollar would have increased the Company’s net loss from the translation of foreign currency denominated financial instruments by the amounts shown below.

2022          2021

   $ 38,367   $ 72,120

The Company limits the amount of currency held in non-U.S. dollar accounts, but does not actively use derivative instruments to limit its exposure to fluctuations in foreign currency rates.

d)	The Company is subject to the risk that changes in market interest rates will cause fluctuations in the fair values of its financial instruments. Cash and cash equivalents earn floating market rates of interest. Term deposits have maturities of between three and twelve months and the Company has the intent and ability to hold them to maturity. Other current financial assets and liabilities are generally not exposed to this risk because of their immediate or short-term maturity.
41

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report. Based on that evaluation, management, including the chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective as of December 31, 2022 to provide reasonable assurance that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act was (i) recorded, processed, summarized and reported within the time period specified in the SEC rules and forms, and (ii) gathered and reported to senior management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding public disclosure.

Managements annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S. Internal control over financial reporting includes:

•	maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with U.S. generally accepted accounting principles;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of our executive officers; and
•	providing reasonable assurance that unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

/s/ Rockne J. Timm	/s/ David P. Onzay
Chief Executive Officer	Chief Financial Officer
April 27, 2023	April 27, 2023

Attestation report of the registered public accounting firm

Not applicable.

Changes in internal control over financial reporting

In connection with the preparation of the Company’s consolidated financial statements for the year ended December 31, 2021, management determined that it did not design effective internal controls to ensure there was timely identification of indicators that the custody and recoverability of cash held in a foreign bank account existed, due to a potential decline in the financial position and liquidity at one of its financial institutions where approximately $1.17 million in cash is held. This ultimately led to management’s conclusion that the cash held with this financial institution should be written off due to the Company’s inability to access the funds. As a result of this matter, the Company’s management determined it had a material weakness in the Company’s ICFR and as such, its internal control over financial reporting and DC&P as of December 31, 2021 were not effective. Management remediated this control deficiency by the implementation of a new quarterly control to monitor and assess the liquidity and credit risk of the financial institutions in which cash, cash equivalents and marketable securities are held.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act), other than the remediation of the material weakness described above, during our fiscal year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Each member of the Audit Committee is considered to be financially literate. The Board has determined that Mr. Tunkey is an "audit committee financial expert" as such term is defined under paragraph (b) of the instruction to paragraph (a) of Item 16A of Form 20-F and is “independent” under applicable listing standards. The SEC has indicated that the designation of Mr. Tunkey as an audit committee financial expert does not make Mr. Tunkey an "expert" for any purpose, impose any duties, obligations or liabilities on Mr. Tunkey that are greater than those imposed on other members of the Audit Committee and Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee and Board.

Item 16B. Code of Ethics

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

We intend to disclose any amendments to the Code and any waiver of the Code on our website within five business days following the date of the amendment or waiver. We expect to maintain any such disclosure on our website for a period of at least twelve months from the date of posting.

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers LLP, located in Vancouver, Canada (PCAOB ID: 271) served as our independent registered public accounting firm for the years ended December 31, 2022, 2021 and 2020. Fees paid or payable to our independent registered public accounting firm, PricewaterhouseCoopers LLP, are detailed in the following table:

Fee category	(U.S.$) Year Ended 2022	(U.S.$) Year Ended 2021
Audit Fee	$ 248,522	$ 220,679
Tax Fees	54,608	11,836
All Other Fees	Nil	Nil
Total	$ 303,130	$ 232,515

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of our annual financial statements, the reviews of our quarterly financial statements and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, periodic reports and other documents filed with securities regulatory authorities.

Tax Fees

Tax fees were for services outside of the audit scope and represented tax return preparation, consultations for tax compliance and advisory services relating to common forms of domestic and international taxation.

All Other Fees

There were no other fees paid or payable to PricewaterhouseCoopers LLP other than those disclosed above.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of services performed by our external auditors, with the objective of maintaining the independence of the external auditors. Our policy requires that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to our subsidiaries. Prior approval of engagements for services other than the annual audit may, as required, be approved by the Chair of the Audit Committee with the provision that such approvals be brought before the full Audit Committee at its next regular meeting. Our policy sets out the details of the permissible non-audit services consistent with the independence requirements of the U. S. Sarbanes-Oxley Act of 2002 and the Canadian independence standards for auditors. The Chief Financial Officer presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee's responsibilities to our management.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Gold Reserve Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gold Reserve Inc. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition of the receivable associated with the Venezuelan arbitration

As described in Notes 1 and 2 to the consolidated financial statements, in July 2016, the Company signed the July 2016 settlement agreement, (as amended, the "Settlement Agreement") with the Bolivarian Republic of Venezuela ("Venezuela"), whereby Venezuela agreed to pay the Company a total of approximately $1.032 billion which is comprised of $792 million to satisfy the arbitral award (the “Award”) (including interest) and $240 million for the purchase of the Company’s mining data related to the Brisas project (the "Mining Data") to be settled in a series of payments ending on or before June 15, 2019. The Company has received approximately $254 million pursuant to the Settlement Agreement with the remainder unpaid. As specified in the Settlement Agreement, the first $240 million received by the Company from Venezuela has been recognized as proceeds from the sale of the Mining Data. Any future payments received by Venezuela are made in relation to the Award. As of December 31, 2022, the amount owing to the Company in relation to the Award is approximately $778 million, excluding interest. The Company has not recognized an Award receivable or associated liabilities which include taxes, bonus plan and contingent value right payments in accordance with the Settlement Agreement, as management has not yet determined that payment from Venezuela is probable. The Award receivable and any associated liabilities will be recognized when, in management’s judgment, it is probable that payment from Venezuela will occur.

The principal considerations for our determination that performing procedures relating to the recognition of the receivable associated with the Venezuelan arbitration is a critical audit matter is that there was significant judgment made by management when determining if recognition was required, which in turn led to a higher degree of subjectivity in performing audit procedures to evaluate management’s assessment of the probability of future payments from Venezuela.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, evaluating how management formulated their judgement as to the likelihood of future payments being made by Venezuela. This included considering publicly available information such as sanctions imposed against Venezuela by both the United States and Canadian governments, the current economic and political instability in Venezuela and the history of non-payment by Venezuela under the terms of the Settlement Agreement.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

April 27, 2023

We have served as the Company's auditor since 2001.

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars)

			December 31, 2022	December 31, 2021
ASSETS
Current Assets:
Cash and cash equivalents (Note 3)			$15,380,489	$49,117,630
Term deposits (Note 4)			27,499,188	–
Marketable equity securities (Note 5)			98,053	105,218
Income tax receivable (Note 10)			8,091,104	8,682,839
Prepaid expense and other			458,939	506,663
Total current assets			51,527,773	58,412,350
Property, plant and equipment, net (Note 6)			1,416,152	2,153,678
Right of use asset			–	74,415
Total assets			$52,943,925	$60,640,443
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 2)			$647,283	$473,226
Severance accrual (Note 9)			531,981	–
Lease liability			–	77,093
Contingent value rights (Note 2)			172,077	60,242
Total current liabilities			1,351,341	610,561

Total liabilities			1,351,341	610,561

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares			302,679,682	302,679,682
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2022…99,547,710	2021…99,547,710
Contributed surplus			20,625,372	20,625,372
Stock options (Note 9)			23,561,301	23,402,083
Accumulated deficit			(295,273,771)	(286,677,255)
Total shareholders' equity			51,592,584	60,029,882
Total liabilities and shareholders' equity			$52,943,925	$60,640,443

Contingencies (Note 2)

The accompanying notes are an integral part of the audited consolidated financial statements.

Approved by the Board of Directors:

/s/ James Tunkey /s/ Yves M. Gagnon

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollars)

	For the Years Ended December 31,
	2022	2021	2020
INCOME (LOSS)
Interest income	$582,523	$31,095	$294,277
Gain (loss) on disposition of property, plant and equipment (Note 6)	(8,410)	58,562	(30,476)
Gain (loss) on marketable equity securities (Note 5)	(7,165)	21,643	5,756
Foreign currency gain (loss)	(100,275)	(20,402)	24,100
Total Other Income	466,673	90,898	293,657
EXPENSES
Corporate general and administrative (Notes 2 and 9)	5,149,650	6,018,724	5,147,333
Contingent value rights (Note 2)	461,835	–	59,549
Siembra Minera Project and related costs (Note 7)	223,237	1,675,469	1,568,741
Write-down of property, plant and equipment (Note 6)	622,969	–	3,749,531
Loss on impairment of cash in bank account (Note 3)	–	1,166,529	–
Exploration costs	62,096	118,259	73,683
Legal and accounting	1,924,808	1,245,721	698,810
Settlement Agreement enforcement (Note 2)	450,477	145,147	1,132,291
Equipment holding costs	168,117	317,841	470,364
Total Expense	9,063,189	10,687,690	12,900,302

Net loss before income tax benefit	(8,596,516)	(10,596,792)	(12,606,645)
Income tax benefit (Note 10)	–	–	1,089,360

Net loss and comprehensive loss for the year	$(8,596,516)	$(10,596,792)	$(11,517,285)

Net loss per share, basic and diluted	$(0.09)	$(0.11)	$(0.12)

Weighted average common shares outstanding, basic and diluted	99,547,710	99,481,626	99,395,048

The accompanying notes are an integral part of the audited consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

			Contributed Surplus	Stock Options	Accumulated Deficit

	Common Shares
	Number	Amount
Balance, December 31, 2019	99,395,048	$ 302,469,647	$ 20,625,372	$ 20,752,893	$(264,563,178)
Net loss for the year	–	–	–	–	(11,517,285)
Stock option compensation (Note 9)	–	–	–	656,775	–
Balance December 31, 2020	99,395,048	302,469,647	20,625,372	21,409,668	(276,080,463)
Net loss for the year	–	–	–	–	(10,596,792)
Share issuance	152,662	210,035	–	–	–
Stock option compensation (Note 9)	–	–	–	1,992,415	–
Balance, December 31, 2021	99,547,710	302,679,682	20,625,372	23,402,083	(286,677,255)
Net loss for the year	–	–	–	–	(8,596,516)
Stock option compensation (Note 9)	–	–	–	159,218	–
Balance, December 31, 2022	99,547,710	$ 302,679,682	$ 20,625,372	$ 23,561,301	$(295,273,771)

The accompanying notes are an integral part of the audited consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Years Ended December 31,
	2022	2021	2020
Cash Flows from Operating Activities:
Net loss for the year	$(8,596,516)	$(10,596,792)	$(11,517,285)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock option compensation	159,218	1,992,415	656,775
Depreciation	104,143	106,428	124,267
Write-down of property, plant and equipment	622,969	–	3,749,531
Loss (gain) on disposition of property, plant and equipment	8,410	(58,562)	30,476
Loss (gain) on marketable equity securities	7,165	(21,643)	(5,756)
Income tax recovery	–	–	(1,089,360)
Amortization of discount on term deposits	(122,627)	–	–
Changes in non-cash working capital:
Decrease in income tax receivable	591,735	–	3,204,812
Increase in severance accrual	531,981	–	–
Increase in contingent value rights accrual	111,835	–	–
Net decrease in prepaid expense and other	47,724	66,748	174,461
Net increase (decrease) in accounts payable and accrued expenses	171,379	(99,322)	113,270
Net cash used in operating activities	(6,362,584)	(8,610,728)	(4,558,809)
Cash Flows from Investing Activities:
Purchase of term deposits	(27,376,561)	–	–
Proceeds from disposition of marketable equity securities	–	–	100,126
Proceeds from disposition of property, plant and equipment	2,004	315,389	98,649
Purchase of property, plant and equipment	-	(2,381)	(46,753)
Net cash provided by (used in) investing activities	(27,374,557)	313,008	152,022
Cash Flows from Financing Activities:
Net cash used in financing activities	–	–	–
Change in Cash and Cash Equivalents:
Net decrease in cash and cash equivalents	(33,737,141)	(8,297,720)	(4,406,787)
Cash and cash equivalents - beginning of year	49,117,630	57,415,350	61,822,137
Cash and cash equivalents - end of year	$15,380,489	$49,117,630	$57,415,350

The accompanying notes are an integral part of the audited consolidated financial statements.

Note 1. The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve," the "Company," "we," "us," or "our") is engaged in the business of evaluating, acquiring, exploring and developing mining projects and was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. Management's primary activities have included: the advancement of the Siembra Minera project (the "Siembra Minera Project") (including the related social and humanitarian efforts) and corporate and legal activities associated with the collection of the unpaid balance of the Award and the Resolution (as defined herein) of the Bolivarian Republic of Venezuela (“Venezuela”) Ministry of Mines to revoke the mining rights in connection with the Siembra Minera Project, along with planned activities if there is a successful appeal or other outcome of such Resolution.

The U.S. and Canadian governments have imposed various sanctions targeting Venezuela (the "Sanctions"). The Sanctions, in aggregate, essentially prevent any dealings with Venezuelan government or state-owned or controlled entities and prohibit directors, management and employees of the Company who are U.S. Persons from dealing with certain Venezuelan individuals or entering into certain transactions.

The Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals ("SDNs") and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy.

The Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law).

The cumulative impact of the Sanctions continues to restrict the Company from working with those Venezuelan government officials responsible for the payment and transfer of funds associated with the Settlement Agreement (defined below) as well as the Resolution which adversely impacts our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela and/or pursuing remedies with respect to the Resolution. Even if we are successful in appealing the Resolution by the Venezuelan Ministry of Mines to revoke the mining rights in connection with the Siembra Minera Project, the Sanctions continue to restrict the Company from working with those Venezuelan government officials responsible for the operation of Siembra Minera (as defined herein) and the development of the Siembra Minera Project and, until Sanctions are lifted, would obstruct any ability for us to develop the Siembra Minera Project as originally planned.

Basis of Presentation and Principles of Consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The statements include the accounts of the Company, Gold Reserve Corporation and three Barbadian subsidiaries one of which was formed to hold our equity interest in Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”) which is beneficially owned 55% by a Venezuelan state-owned entity and 45% by Gold Reserve. Our investment in Siembra Minera is accounted for as an equity investment. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value. We manage the exposure of our cash and cash equivalents to credit risk by diversifying our cash holdings (See Note 3).

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized development costs under property, plant and equipment. Mineral property acquisition costs are capitalized and holding costs of such properties are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, except for equipment not yet placed into use. Included in property, plant and equipment is certain equipment, originally acquired for the Brisas Project, that is not being depreciated as it is not in use. The ultimate recoverable value of this equipment may be different than management's current estimate. We have additional property, plant and equipment which are recorded at cost less accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture, office equipment and leasehold improvements are depreciated using the straight-line method over five to ten years. The remaining property, plant and equipment are fully depreciated.

Impairment of Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset's fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries') functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain an equity incentive plan which provides for the grant of stock options to purchase Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock-based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of stock options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Stock options granted under the plan become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Uncertain Tax Positions. We record uncertain tax positions based on a two-step process that separates recognition from measurement. The first step is determining whether a tax position has met the recognition threshold which requires that the Company determine if it is more likely than not that it will sustain the tax benefit taken or expected to be taken in the event of a dispute with taxing authorities. The second step, for those positions meeting the “more likely than not” threshold, is to recognize the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement with taxing authorities. Management periodically evaluates positions taken in tax returns in situations in which applicable tax regulation is subject to interpretation. The Company establishes provisions where appropriate on the basis of amounts expected to be received from or paid to tax authorities.

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

Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding during each period. Diluted net income per share reflects the potentially dilutive effects of outstanding stock options. In periods in which a loss is incurred, the effect of potential issuances of shares under stock options would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods.

Marketable Equity Securities. The Company's marketable equity securities are reported at fair value with changes in fair value included in the statement of operations.

Equity accounted investments. Investments in incorporated entities in which the Company has the ability to exercise significant influence over the investee are accounted for by the equity method.

Financial Instruments. Marketable equity securities are measured at fair value at each reporting date, with the change in value recognized in the statement of operations as a gain or loss. Cash and cash equivalents, term deposits, deposits, advances and receivables are accounted for at amortized cost which approximates fair value (See Notes 3 and 4). Accounts payable and contingent value rights are recorded at amortized cost which approximates fair value.

Note 2. Arbitral Award, Settlement Agreement and Mining Data Sale:

In October 2009 we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated our previous mining project known as the "Brisas Project." On September 22, 2014, we were granted an Arbitral Award (the "Award") totaling $740.3 million.

In July 2016, we signed the Settlement Agreement, subsequently amended, whereby Venezuela agreed among other things to pay us a total of approximately $1.032 billion which is comprised of $792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data") in a series of payments ending on or before June 15, 2019 (the "Settlement Agreement"). As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

To date, the Company has received payments of approximately $254 million pursuant to the Settlement Agreement. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is delinquent, totals an estimated $972 million (including interest of approximately $194 million) as of December 31, 2022. In relation to the unpaid amount due from Venezuela, the Company has not recognized an Award receivable or associated liabilities on its financial statements which would include taxes, bonus plan and contingent value right payments, described below, as management has not yet determined that payment from Venezuela is probable. This judgement was based on various factors including the Sanctions imposed on Venezuela, the current economic and political instability in Venezuela, the history of non-payment by Venezuela under the terms of the Settlement Agreement and the Resolution (See Note 7). The Award receivable and any associated liabilities will be recognized when, in management’s judgment, it is probable that payment from Venezuela will occur.

The interest rate provided for on any unpaid amounts pursuant to the Award is specified as LIBOR plus two percent. With the phase out of LIBOR, if and when it is possible to engage with the Venezuelan government, we expect that, if necessary, we will either come to an agreement with Venezuela as to an appropriate replacement or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new interest rate benchmark.

In addition to other constraints, the Sanctions restrict the Company from working with those Venezuelan government officials responsible for the payment and transfer of funds associated with the Settlement Agreement which adversely impacts our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela. The Company, with counsels’ assistance, continues to evaluate and pursue various options in regard to the Award and the Settlement Agreement.

We have Contingent Value Rights ("CVRs") outstanding that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale, as such terms are defined in the CVRs (the "Proceeds"), less amounts for certain specified obligations (as defined in the CVR), as well as a bonus plan as described below. As of December 31, 2022, the total cumulative obligation payable pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award (not taking into account the claim and settlement with the CVR holders, as described below) was approximately $10 million, all of which has been paid to the CVR holders other than approximately $60,000 which has not yet been distributed.

As previously disclosed, a dispute existed between us and the holder of the majority of the CVRs, Steelhead Navigator Master, L.P., a related party that owns approximately 10.1% of our shares and which is affiliated with our director James Michael Johnston. Steelhead had previously alleged that as a general matter it believed that the Company's 45% interest in Siembra Minera represented "Proceeds" for purposes of the CVRs and as such the CVR holders were entitled to the value of 5.466% of that interest on the date of its acquisition. In December 2022, the Company and such holder agreed to settle their differences and entered into an agreement whereby the Company paid $350,000 in exchange for the release of claims made by the holder. The Company also decided to offer a pro-rata settlement with the other CVR holders of approximately $112,000, in the aggregate, of which approximately $85,000 was payable to other related parties, Greywolf Overseas Intermediate Fund, Greywolf Event Driven Master Fund, and Greywolf Strategic Master Fund SPC, Ltd. - MSP5, which collectively own approximately 14.8% of our shares. The Company’s decision to enter into these settlements, including with Steelhead Navigator Master, L.P., was determined based upon a recommendation of a special committee of independent directors of the Company. The Company recorded CVR expense in relation to this matter of approximately $462,000 during 2022, approximately $112,000 of which remained payable as of December 31, 2022.

We maintain a bonus plan (the "Bonus Plan") which is intended to compensate the participants, including executive officers, employees, directors and consultants for their past and present contributions to the Company. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. The bonus pool is determined substantially the same as Net Proceeds for the CVR. Certain participants of the Bonus Plan have notified the Company that in the event the Board of Directors interprets the CVR agreement in such a way as to include the value of Siembra Minera as proceeds, the Bonus Plan participants expect to be accorded the same interpretation of the terms under the Bonus Plan. The Board has determined, upon recommendation of a special committee of independent directors of the Company, that no payments should be made or offered to Bonus Plan participants in parallel with the settlement with the CVR holders referred to above. As of December 31, 2022, the total cumulative obligation payable pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, all of which has been paid to the Bonus Plan participants other than approximately $70,000 which has not yet been distributed.

Due to U.S. and Canadian Sanctions and the uncertainty of transferring the remaining amounts due from Venezuela to bank accounts outside of Venezuela, management only considers those funds received by the Company into its North American bank accounts as funds available for purposes of the CVR and Bonus Plan cash distributions.

Following receipt, if any, of additional funds pursuant to the Settlement Agreement and after applicable payments to CVR holders and Bonus Plan participants, we expect to distribute to our shareholders a substantial majority of any remaining amounts, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the collection of the remaining amount owed by Venezuela.

Note 3. Cash and Cash Equivalents:

Cash and Cash Equivalents

	December 31,	December 31,
	2022	2021
Bank deposits	$1,123,095	$1,846,842
Short term investments	14,257,394	47,270,788
Total	$15,380,489	$49,117,630
54

The Company’s cash and cash equivalents are predominantly held in U.S. banks and Canadian chartered banks. Short term investments include money market funds and U.S. treasury bills which mature in three months or less.

One of the Company’s Barbadian subsidiaries has a U.S. dollar account in an Antiguan bank which is part of a banking group based in Venezuela. The account was intended to be used to fund the Company’s activities related to the Siembra Minera project. The Company has been unable to access these funds or transfer the funds out of the account. As a result, in the fourth quarter of 2021 the Company fully impaired the financial asset and recorded an impairment loss of $1,166,529.

Note 4. Term Deposits:

	December 31,	December 31,
	2022	2021
U.S. Treasury Bills	$27,499,188	$–

The Company has term deposits which are classified as held to maturity, carried at amortized cost and have original maturities of between 3 and 12 months. Term deposits consist of U.S. treasury bills purchased at a discount and amortized to face value over their respective terms. In 2022, the Company recorded non-cash interest income of $122,627 related to the amortization of discount on term deposits.

Note 5. Marketable Securities:

	December 31,	December 31,
Schedule of Marketable Securities Value	2022	2021
Equity securities
Fair value and carrying value at beginning of year	$105,218	$83,575
Increase (decrease) in fair value	(7,165)	21,643
Fair value and carrying value at balance sheet date	$98,053	$105,218

Marketable equity securities are classified as trading securities and accounted for at fair value, based on quoted market prices with unrealized gains or losses recorded in the Consolidated Statements of Operations.

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity's own assumptions. The fair values of the Company's marketable equity securities as at the balance sheet date are based on Level 1 inputs.

Note 6. Property, Plant and Equipment:

Property, Plant and Equipment

		Accumulated
	Cost	Depreciation	Net
December 31, 2022
Machinery and equipment	$968,750	$–	$968,750
Furniture and office equipment	423,813	(357,690)	66,123
Transportation equipment	326,788	(296,053)	30,735
Leasehold improvements	29,390	(28,846)	544
Mineral property	350,000	–	350,000
	$2,098,741	$(682,589)	$1,416,152

		Accumulated
	Cost	Depreciation	Net
December 31, 2021
Machinery and equipment	$1,602,133	$–	$1,602,133
Furniture and office equipment	423,813	(322,389)	101,424
Transportation equipment	326,788	(230,695)	96,093
Leasehold improvements	29,390	(25,362)	4,028
Mineral property	350,000	–	350,000
	$2,732,124	$(578,446)	$2,153,678

Machinery and equipment consists of a semi-autogenous grinding (SAG) mill shell and minor infrastructure equipment originally intended for use on the Brisas Project. We evaluate our equipment and mineral property to determine whether events or changes in circumstances have occurred that may indicate that the carrying amount may not be recoverable. We regularly obtain comparable market data for similar equipment as evidence that our equipment’s fair value less cost to sell is in excess of the carrying amount. In 2022, we wrote down the value of the SAG mill shell based on an updated assessment of its market value. During the fourth quarter of 2020, the Company determined that the value of the motor for the SAG mill had declined to the extent that it should be disposed of in order to reduce equipment holding cost and accordingly it was written down to scrap value. The Company recorded impairment write-downs of property, plant and equipment of $0.6 million, NIL and $3.7 million during the years ended December 31, 2022, 2021 and 2020, respectively. During the years ended December 31, 2022, 2021 and 2020, the Company disposed of certain property, plant and equipment and recorded a (loss) gain of $(8,410), $58,562 and $(30,476), respectively.

Note 7. Empresa Mixta Ecosocialista Siembra Minera, S.A.:

In March 2022, the Ministry of Mines of Venezuela (“Ministry”) issued a resolution to revoke the mining rights of Siembra Minera for alleged non-compliance by Siembra Minera with certain Venezuelan mining regulations (the “Resolution”). Siembra Minera filed a reconsideration request in May 2022 which was denied by the Ministry. The Company disagrees with both the substantive and procedural grounds claimed by the Venezuelan government regarding the revocation of mining rights and the reconsideration request. We are evaluating all legal rights and remedies that are available to us under Venezuelan and other laws, under the Settlement Agreement and otherwise and, in late 2022, we filed for an appeal of the Resolution with the Venezuelan Supreme Court of Justice. We also requested a precautionary measure of suspension of the effects of the Resolution which was denied. Even if the Resolution is successfully annulled, the Sanctions, along with other constraints, could adversely impact our ability to finance, develop and operate the Siembra Minera Project or collect or repatriate sums under the Settlement Agreement.

In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela and in October 2016, together with an affiliate of the government of Venezuela, we incorporated Siembra Minera by subscribing for shares in Siembra Minera for a nominal amount. The primary purpose of this entity is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera was granted by the government of Venezuela certain gold, copper, silver and other strategic mineral rights (primarily comprised of the historical Brisas and Cristinas areas) contained within Bolivar State comprising the Siembra Minera Project.

Project expenditures incurred in 2022, 2021 and 2020 primarily related to costs associated with the retention of technical consultants and, to a lesser degree, work related to compliance and reporting obligations, maintenance of the technical data-base, and costs of social work programs. The Company directly incurred the costs associated with the Siembra Minera Project which, beginning in 2016 through March 31, 2022, amounted to a total of approximately $22.9 million. In the second through fourth quarters of 2022, the Company incurred approximately $0.7 million of certain Venezuelan related consultant and other costs which, in previous quarters, were recorded as Siembra Minera Project and related costs. Beginning in the second quarter of 2022, as a result of the Resolution, these costs were recorded in general and administrative expense.

Note 8. 401(k) Plan:

The 401(k) Plan, formerly entitled the KSOP Plan, was originally adopted in 1990 and was most recently restated effective January 1, 2021. The purpose of the 401(k) Plan is to offer retirement benefits to eligible employees of the Company. The 401(k) Plan provides for a salary deferral, a non-elective contribution of 3% of each eligible Participant’s annual compensation and discretionary contributions. Allocation of Class A common shares or cash to participants' accounts, subject to certain limitations, is at the discretion of the Board. Cash contributions for the plan years 2022 and 2021 were approximately $140,000 and $163,000, respectively. For the 2020 plan year, 123,662 Class A common shares with a fair value of approximately $170,000 were contributed to participants in the 401(k) Plan.

Note 9. Stock Based Compensation Plans:

Equity Incentive Plan

The Company's equity incentive plan provides for the grant of stock options to purchase the Company’s Class A common shares. During the second quarter of 2021, the number of shares available under the plan was increased to a maximum of 9,939,500 shares. As of December 31, 2022, there were 2,361,107 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by the Board or a committee of the Board established pursuant to the equity incentive plan.

Stock option transactions for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022		2021		2020
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	7,218,393	$ 2.08	4,629,565	$ 2.36	4,369,565	$ 3.09
Options granted	360,000	1.07	3,033,750	1.60	260,000	1.72
Options expired	-	-	(444,922)	1.85	-	-
Options outstanding - end of period	7,578,393	$ 2.03	7,218,393	$ 2.08	4,629,565	$ 2.36

The following table relates to stock options at December 31, 2022:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$0.99 - $1.28	360,000	$1.07	$ 73,250	9.84	360,000	$1.07	$ 73,250	9.84
$1.60 - $1.60	2,983,750	$1.60	0	8.76	2,983,750	$1.60	0	8.76
$1.61 - $1.93	435,000	$1.77	0	6.78	435,000	$1.77	0	6.78
$2.39 - $2.39	3,369,643	$2.39	0	4.13	3,369,643	$2.39	0	4.13
$3.15 - $3.26	430,000	$3.21	0	1.95	430,000	$3.21	0	1.95
$0.99 - $3.26	7,578,393	$2.03	$ 73,250	6.25	7,578,393	$2.03	$ 73,250	6.25

In 2022, the Company granted 360,000 options and recorded non-cash stock option expense of $159,218 in general and administrative expense upon the vesting of stock options granted in current and prior periods.

In October 2021, in conjunction with the implementation of a three-year cost reduction program which included the reduction of cash compensation, the Company granted approximately 3.0 million options to purchase the Company’s Class A common shares and recorded non-cash stock option expense of approximately $1.9 million. Including the options issued under the cost reduction program, the Company granted a total of 3,033,750 and 260,000 options during the years ended December 31, 2021 and 2020, respectively. The Company recorded non-cash compensation during the years ended December 31, 2021 and 2020 of $1,992,415 and $656,775, respectively for stock options granted in the current and prior periods. Approximately $1.6 million of 2021 stock option compensation was recorded in Corporate General and Administrative expense and $0.4 million was recorded in Siembra Minera Project and related costs.

The weighted average fair value of the options granted in 2022, 2021 and 2020 was calculated as $0.41, $0.64 and $0.72, respectively. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

2022                        2021                    2020

Risk free interest rate	4.18%	0.94%	0.26%
Expected term	2.73 years	5.0 years	5.0 years
Expected volatility	55%	45%	49%
Dividend yield	0	0	0

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the option.

Change of Control Agreements

The Company maintains change of control agreements with certain officers and employees. A Change of Control is generally defined as one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of 25 percent of the voting power of the Company’s outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of December 31, 2022, the amount payable to participants under the change of control agreements, in the event of a Change of Control, was approximately $4.9 million, which has not been recognized herein as no event of a change of control has been triggered as of the date of this report.

Milestone bonuses

The Company implemented an incentive bonus plan in the fourth quarter of 2021 which involves senior management whose cash compensation was reduced as part of a three-year cost reduction program. The plan provides for the payment of a bonus upon the achievement of specific objectives related to the development of the Company’s business and prospects in Venezuela within certain time frames. As of December 31, 2022, the estimated maximum amount payable under the plan in the event of the achievement of the specific objectives was approximately $2.8 million. This amount has not been recognized herein and will only be recognized when, in management’s judgment, it is probable the specific objectives will be achieved. The plan also provides for severance payments upon the occurrence of certain events resulting in termination of employment. As of December 31, 2022, the Company has an accrued liability for probable severance payments of approximately $0.5 million. This amount is included in general and administrative expense for the year ended December 31, 2022.

Note 10. Income Tax:

Income tax benefit for the years ended December 31, 2022, 2021 and 2020 differs from the amount that would result from applying Canadian tax rates to net loss before taxes. These differences result from the items noted below:

	2022		2021		2020
	Amount	%	Amount	%	Amount	%
Income tax benefit based on Canadian tax rates	$ 2,149,129	25	$ 2,649,198	25	$ 3,151,661	25
Decrease due to:
Different tax rates on foreign subsidiaries	(285,668)	(3)	(658,471)	(6)	(382,207)	(3)
Non-deductible expenses	(91,510)	(1)	(419,589)	(4)	(155,633)	(1)
Change in valuation allowance and other	(1,771,951)	(21)	(1,571,138)	(15)	(1,524,461)	(12)
	$ 0	0	$ 0	0	$ 1,089,360	9

The Company recorded an income tax benefit of $0 for the years ended December 31, 2022 and 2021, and $1.1 million for the year ended December 31, 2020. The Company recorded a valuation allowance to reflect the estimated amount of the deferred tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for deferred tax assets may be reduced if our estimate of future taxable income changes. As part of the US government response to the COVID-19 pandemic, the U.S. Congress passed the CARES act in late March 2020 which, among other things, allowed companies to carryback losses incurred in 2018, 2019 and 2020. The Company recorded an income tax benefit in prior years to reflect the carryback of U.S. taxable losses incurred in 2020 and 2019 to offset taxable income in 2018.

The Company has an income tax receivable of $8.1 million related to the carryback of losses as noted above and prior year overpayments resulting from revisions to management's estimates of the timing and amount of deductions available to the Company's U.S. subsidiary associated with the 2017 write-off of certain subsidiaries primarily related to the Company's previous investment in the Brisas Project. During the second quarter of 2022, the Company received a tax refund of $0.6 million related to the carryback of losses incurred in 2020 as noted above. The 2017 tax filing of the Company’s U.S. subsidiary is under examination by the Internal Revenue Service. Additionally, Canada Revenue Agency is examining the Company’s 2018 and 2019 international transactions. Determining our tax liabilities requires the interpretation of complex tax regulations and significant judgment by management. There is no assurance that the tax examinations to which we are currently subject will result in favorable outcomes.

The components of the Canadian and U.S. deferred income tax assets and liabilities as of December 31, 2022 and 2021 were as follows:

	December 31,
	2022	2021
Deferred income tax assets
Net operating loss carry forwards	$39,298,070	$40,045,479
Property, Plant and Equipment	2,129,038	2,023,434
Other	1,672,940	1,537,637
Total deferred income tax asset	43,100,048	43,606,550
Valuation allowance	(43,090,943)	(43,557,562)
Deferred income tax assets net of valuation allowance	$9,105	$48,988

Deferred income tax liabilities
Other	(9,105)	(48,988)
Net deferred income tax asset	$-	$-

At December 31, 2022, we had the following U.S. and Canadian tax loss carry forwards stated in U.S. dollars.

	U.S.	Canadian	Expires
$		$ 1,931,223	2026
		3,584,098	2027
		13,660,950	2028
		12,946,583	2029
		15,994,783	2030
		17,910,454	2031
		5,196,582	2032
		7,554,761	2033
		8,753,336	2034
		12,494,741	2035
		14,854,933	2036
		11,202,657	2037
		1,072,063	2038
		2,794,104	2039
		4,153,315	2040
		15,034,518	2041
		3,958,003	2042
	4,875,207		-
	$4,875,207	$ 153,097,104

Item 19. Exhibits

Exhibit No.	Description
1.0	Articles of Continuance (which are deemed to be the Articles of Incorporation of the Registrant upon the Continuance under the Alberta Business Corporations Act), incorporated by reference to Exhibit 99.1 to Gold Reserve’s Current Report filed with the Commission on Form 6-K (File No. 001-31819) on September 19, 2014
1.1	Certificate of Amendment and Registration of Restated Articles of Incorporation of the Registrant, incorporated by reference to Exhibit 99.1 and 99.2 to Gold Reserve’s Current Report filed with the Commission on Form 6-K (File No. 001-31819) on June 20, 2019
1.2	By-law No. 1, incorporated by reference to Exhibit 99.2 to Gold Reserve’s Current Report filed with the Commission on Form 6-K (File No. 001-31819) on September 19, 2014
2.1	Form of Certificate for the Class A Common Shares, incorporated by reference to Exhibit 99.3 to Gold Reserve’s Current Report filed with the Commission on Form 6-K (File No. 001-31819) on September 19, 2014
4.0	Form of Change in Control Agreement. filed as Exhibit 4.0 to the Company’s Annual Report (File No. 000-30102) filed with the SEC on May 15, 2003
4.1	Amended and Restated 2012 Equity Incentive Plan (Effective May 18, 2021), Filed as Exhibit 4.1 to Gold Reserve’s Registration Statement filed with the Commission on Form S-8 (File No. 333-260013) on October 4, 2021
4.2	Settlement Agreement by Gold Reserve and The Bolivarian Republic of Venezuela, dated July 17, 2016, and Amendments thereto*
8.0	Subsidiaries*
12.1	Certification of Gold Reserve Inc. Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Gold Reserve Inc. Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Gold Reserve Inc. Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Gold Reserve Inc. Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm*

*Furnished Herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLD RESERVE INC.

By: /s/Rockne J. Timm                                                                       /s/David P. Onzay

        Rockne J. Timm, its Chief Executive Officer                           David P. Onzay, its Chief Financial Officer

               Date: April 27, 2023                                                                    and its Principal Financial and Accounting Officer

       Date: April 27, 2023