Form 40-F
period 2023-12-31
GOLD RESERVE INC
filed 2024-04-19
CIK 1072725

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2023 Commission File Number: 001-31819

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

David P. Onzay,

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. Class A common shares, no par value per share: 99,548,711.

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

Gold Reserve Inc. (“Gold Reserve,” the “Company,” “we,” “us” or “our”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F (the “Annual Report”). We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Our equity securities are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

CAUTIONARY NOTE REGARDING differences in united states and
canadian reporting practices

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
AND INFORMATION

The information presented or incorporated by reference in this report, other than statements of historical fact, are, or could be, “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) or “forward-looking information” (within the meaning of applicable Canadian provincial and territorial securities laws) (collectively referred to herein as “forward-looking statements”) that state the Company’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates, expectations, and assumptions that, while considered reasonable by the Company and its management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance or achievements to be materially different from those expressed or implied therein, many of which are outside its control. Forward-looking statements speak only as of the date made, and any such forward-looking statements are not intended to provide any assurances as to future results. The Company believes its estimates, expectations and assumptions are reasonable, but there can be no assurance those reflected herein will be achieved. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

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

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, any of which could adversely affect the Company, including, without limitation:

•	risks associated with recovering funds (including related costs associated therewith) under the Company’s settlement agreement (the “Settlement Agreement”) with the government of the Bolivarian Republic of Venezuela (“Venezuela”) or its various proceedings against the government of Venezuela, including (a) the potential ability of the Company to obtain funds as a result of the writ of attachment fieri facias granted by the U.S. District Court for the District of Delaware with respect to shares of PDV Holdings, Inc. (“PDVH”), which was served on PDVH by the U.S. Marshal on April 5, 2024, and whereby the Company may potentially enforce its September 2014 arbitral award (the “Award”) and corresponding November 2015 U.S. judgment by obtaining proceeds from the potential sale of PDVH shares, and the potential ability of the Company to obtain the funds that the Lisbon District Court attached in Portugal on the Company’s requests, and (b) the Company’s ability to repatriate any funds obtained in the Lisbon proceedings, or any funds owed to the Company under the settlement arrangements that may become available;
•	risks associated with sanctions imposed by the U.S. and Canadian governments, including without limitation those targeting Venezuela;
•	risks associated with whether the Company is able to obtain (or get results from) relief from such sanctions, including whether and to what extent the U.S. Office of Foreign Asset Control grants licenses with respect to any court-ordered sale of PDVH shares, including timing and terms of such licenses;
•	Venezuela’s breach of the Company’s Settlement Agreement with it, with respect to its obligations to the Company in connection with the joint venture entity Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”);
•	risks associated with the timing and ability to contest, reverse or otherwise alter the resolution of the Venezuela Ministry of Mines to revoke the mining rights held by Siembra Minera for alleged non-
3

compliance with certain Venezuelan mining regulations (the “Resolution”), with various Venezuelan authorities;

•	risks associated with Venezuela’s ongoing failure to honor its commitments associated with the formation, financing and operation of Siembra Minera and the inability of the Company and Venezuela to overcome certain obstacles associated with the Siembra Minera project;
•	risks associated with the breach by Venezuela of one or more of the terms of the underlying agreements governing the formation of Siembra Minera and the future development of the Siembra Minera project by Venezuela;
•	risks associated with changes in law in Venezuela, including the recent enactment of the Law for Protection of the Assets, Rights, and Interests of the Bolivarian Republic of Venezuela and its Entities Abroad, which negatively impacts the ability of the Company to carry on activities in Venezuela, including safety and security of personnel, the repatriation of funds and other factors identified herein;
•	risks associated with the fact that the Company has no revenue producing operations at this time and its future working capital position is dependent upon the collection of amounts due pursuant to the Settlement Agreement and/or Award or the Company’s ability to raise additional funds from the capital markets or other external sources;
•	risks associated with activist campaigns, including potential costs and distraction of management and the directors’ time and attention related thereto that would otherwise be spent on other matters including contesting the Resolution; and
•

risks associated with potential tax, accounting or financial impacts, including any potential income tax liabilities in addition to those currently recorded, that may result from the current (or any future) audits of our tax filings by U.S. and Canadian tax authorities.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the U.S. Securities and Exchange Commission (the “SEC”), the Ontario Securities Commission or other securities regulators or presented on the Company's website. Forward-looking statements speak only as of the date made. Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedarplus.ca, respectively.

These risks and uncertainties, and additional risk factors that could cause results to differ materially from forward-looking statements, are more fully described in the Company’s latest Annual Management’s Discussion and Analysis, including, but limited to, the section entitled “Risk Factors” therein, and in the Company’s other filings with the SEC and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedarplus.ca, respectively. Consider these factors carefully in evaluating the forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company, the Company’s management, or other persons acting on the Company’s behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether, as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules and regulations promulgated by the SEC and applicable Canadian provincial and territorial securities laws. Any forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CURRENCY

Unless otherwise indicated, all references to "$", "U.S. $" or "U.S. dollars" in this Annual Report refer to U.S. dollars and references to "Cdn $" or "Canadian dollars" refer to Canadian dollars. The 12-month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the years ended December 31, 2023 and 2022, equaled 0.7412 and 0.7682, respectively, and the exchange rate at the end of each such period equaled 0.7575 and 0.739, respectively.

PrincipAl Canadian Documents

Annual Information Form. Our Annual Information Form for the fiscal year ended December 31, 2023, is included herein as Exhibit 99.1.

Audited Annual Financial Statements. Our audited consolidated financial statements as at December 31, 2023 and 2022, and for the fiscal years ended December 31, 2023 and 2022, including Management's Annual Report on Internal Control over Financial Reporting, are included herein as part of Exhibit 99.2.

Management's Discussion and Analysis. Management's discussion and analysis for the fiscal year ended December 31, 2023, is included herein as Exhibit 99.3.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of our management, including the acting Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, the “DC&P”) as of the end of the period covered by this Annual Report. Based on that evaluation, management, including the acting Chief Executive Officer and Chief Financial Officer, concluded that our DC&P were effective as of December 31, 2023 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Annual Report on Internal Control over Financial Reporting for the fiscal year ended December 31, 2023, is included herein as part of Exhibit 99.2.

Attestation Report of The Registered Public Accounting Firm

Not applicable.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act).

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

James Tunkey (Chair) James Michael Johnston Yves M. Gagnon

Mr. Tunkey has 29 years of experience in global risk advisory, including asset tracing and recovery, and political and operational risk management. He is the Chief Operating Officer of a global investigations and security consulting company named I-OnAsia. Mr. Tunkey was a director of Kroll Associates and Pinkerton Business Intelligence & Investigations prior to joining I-OnAsia in 2004. Mr. Tunkey holds a TRIUM Master of Business (MBA), jointly conferred by the London School of Economics, HEC Paris, and NYU Stern School of Business. He is a Qualified Risk Director and a Certified Fraud Examiner. Mr. Tunkey holds other professional certificates, including in Corruption Control and Organizational Integrity from Harvard’s JFK School of Government. Mr Tunkey was appointed as a director of the Company in November 2022 pursuant to the terms of an agreement with a shareholder of the Company, Camac Partners, LLC. Mr. Tunkey has been a member of the Audit Committee since November 2022 and Chairman of the Audit Committee since December 2022

Mr. Johnston co-founded Steelhead in late 1996 to form and manage the Steelhead Navigator Fund. Prior, as senior vice president and senior portfolio manager at Loews Corporation, Mr. Johnston co-managed over $5 billion in corporate bonds and also managed an equity portfolio. He began his investment career at Prudential Insurance as a high-yield and investment-grade credit analyst. Mr. Johnston was promoted to co-portfolio manager of an $11 billion fixed income portfolio in 1991. He graduated with honors from Texas Christian University with a degree in finance and completed his MBA at the Johnson Graduate School of Business at Cornell University. Mr. Johnston has been a member of the Audit Committee since November 2023 and previously was a member of the Audit Committee from September 2020 through December 2022.

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

CODE OF ETHICS

We adopted a Code of Conduct and Ethics (the "Code") that is applicable to all our directors, officers and employees. The Code contains general guidelines for conducting our business. The Code was approved by the Board on August 3, 2023. No waivers to the provisions of the Code have been granted since its inception. We intend to disclose future amendments to, or waivers from, certain provisions of the Code on our website within five business days following the date of such amendment or waiver. We expect to maintain any such disclosure on our website for a period of at least twelve months from the date of posting. A copy of the Code can be found on our website at www.goldreserveinc.com in the Investor Relations section under "Governance."

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. The aggregate fees billed for each of the last two fiscal years for professional services rendered by our independent registered public accounting firm, PricewaterhouseCoopers LLP (“PwC”) (PCAOB ID: 271), for the audit of our annual financial statements, reviews of our quarterly financial statements and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, periodic reports and other documents filed with securities regulatory authorities for 2023 and 2022 were $199,729 and $248,522, respectively.

Tax Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by PwC for tax return preparation, consultations for tax compliance and advisory services relating to common forms of domestic and international taxation for 2023 and 2022 were $43,144 and $54,608, respectively.

All Other Fees. The aggregate fees billed in each of the last two fiscal years for all other professional services rendered by PwC for 2023 and 2022 were nil.

AUDIT COMMITTEE SERVICES PRE-APPROVAL POLICY

The Audit Committee is responsible for the oversight of our independent registered public accounting firm's work and pre-approves all services provided by PwC. Audit Services and Audit-Related Services rendered in connection with the annual financial statements and quarterly reports are presented to and approved by the Audit Committee typically prior to the beginning of each year. Audit-Related Services other than those rendered in connection with the quarterly reports and Tax services provided by PwC are typically approved individually during the Audit Committee's periodic meetings or on an as-needed basis. The Audit Committee's Chair is authorized to approve such services in advance on behalf of the Audit Committee with such approval reported to the full Audit Committee at its next meeting. The Audit Committee sets forth its pre-approval and/or confirmation of services authorized by the Audit Committee Chair in the minutes of its meetings.

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

April 19, 2024